Form 10-K, Exhibit 13
period 1993-12-31
BELL ATLANTIC CORP
filed 1994-03-31
CIK 732712

                                                                    Exhibit 13

[LOGO OF BELL ATLANTIC APPEARS HERE]


        2   DIRECTORS & EXECUTIVE OFFICERS

        3   CHAIRMAN'S MESSAGE

            .  Financial Review

            .  1993 Highlights

            .  Maximizing Value

        6   FINANCIAL INFORMATION

        40  SHAREOWNER INFORMATION


- --------------------------------------------------------------------------------
                         B E L L    A T L A N T I C
- --------------------------------------------------------------------------------

                                   1 9 9 3

- --------------------------------------------------------------------------------
                         A N N U A L    R E P O R T
- --------------------------------------------------------------------------------

DIRECTORS & EXECUTIVE OFFICERS

BELL ATLANTIC CORPORATION
BOARD OF DIRECTORS

William W. Adams
Chairman of the Board
Armstrong World Industries, Inc.

Thomas E. Bolger
Chairman of the Executive Committee
of the Board of Directors
Bell Atlantic Corporation

Frank C. Carlucci
Chairman
The Carlyle Group

William G. Copeland
Chairman of the Board
Providentmutual Holding Company

James H. Gilliam, Jr.
Executive Vice President and General Counsel
Beneficial Corporation

Thomas H. Kean
President
Drew University

John C. Marous, Jr.
Retired Chairman
Westinghouse Electric Corporation

John F. Maypole
Managing Partner
Peach State Real Estate Holding Company

Thomas H. O'Brien
Chairman and Chief Executive Officer
PNC Bank Corp.

Rozanne L. Ridgway
Co-Chair
The Atlantic Council of the United States

Raymond W. Smith
Chairman of the Board and Chief Executive Officer
Bell Atlantic Corporation

Shirley Young
Vice President, Consumer Market Development
General Motors Corporation

EXECUTIVE OFFICERS

Raymond W. Smith
Chairman of the Board and Chief Executive Officer

James G. Cullen
President

William O. Albertini
Vice President and Chief Financial Officer

Joseph T. Ambrozy
Vice President-Strategic Planning

Lawrence T. Babbio, Jr.
Chairman, President, and Chief Executive Officer
Bell Atlantic Enterprises International, Inc.

P. Alan Bulliner
Vice President-Corporate Secretary and Counsel

Barbara L. Connor
Vice President-Finance and Controller and Treasurer

Charles W. Crist
Vice President-Human Resources

John F. Gamba
Group President
Network Technologies and Systems
Bell Atlantic Network Services, Inc.

Bruce S. Gordon
Group President-Consumer and
Small Business Services
Bell Atlantic Network Services, Inc.

Stuart C. Johnson
Group President
Large Business and Information Services
Bell Atlantic Network Services, Inc.

Brian J. Kelly*
Group President
Network Operations
Bell Atlantic Network Services, Inc.

Robert M. Valentini
President and Chief Executive Officer
Bell Atlantic - Pennsylvania, Inc.

James R. Young
Vice President and General Counsel

*Retires April 7, 1994

                          A Message from the Chairman

TO OUR SHAREOWNERS:

1993 was another very successful year for Bell Atlantic in terms of solid fi-nancial results, landmark public policy decisions that improve our outlook, and strategic initiatives that clearly increase our long-term growth prospects. It also was a year of great transformation in the basic structure of our industry, as our enabling technologies and the markets we serve continued to undergo fun-damental change.

  We believe this transformation creates tremendous growth opportunities for Bell Atlantic, and we made significant strides in implementing our strategies for capitalizing on them. These strategies--and our 1993 accomplishments--are outlined below.

  It appears, however, that our future will not include a merger with Tele-Com-munications Inc. (TCI) and Liberty Media Corporation. As many of you know, we announced our merger intentions in October 1993. Unfortunately, the market and regulatory uncertainties surrounding this course of action made reaching agree-ment on the final terms and conditions of a transaction of this magnitude im-possible. While we regret that we were unable to bring this merger to fruition, we believe that the decision to terminate negotiations is in the best long-term interests of our shareowners. Further, we are confident that there are many vi-able opportunities for making our vision of being a leading communications, in-formation, and entertainment company a reality--some of which may involve joint ventures with TCI and Liberty.

  In the meanwhile, we have moved ahead aggressively in equipping Bell Atlantic to be a major player in our industry, and will continue to seek out growth op-portunities that will add to the value of your investment.

FINANCIAL REVIEW

1993 was a year of strong operating earnings growth. As the U.S. economy con-tinued its recovery, growth in our basic telephone volumes improved, we sur-passed one million cellular customers, and our cellular subscriber growth ap-proached 50 percent. Moreover, we registered our one-millionth Answer Call cus-tomer, symbolic of strong demand for value-added services.

  This edition of the Annual Report is once again presented in the cost-effective, environmentally friendly format endorsed by 95 percent of shareowners we polled.

  Earnings for the year were reported at $3.22 per share, versus $3.13 in 1992, a 2.9 percent increase. However, the earnings-per-share increase was nearly 9 percent if certain one-time and extraordinary items reported in both years were excluded. 1993 results were affected by the early adoption of a new accounting standard for post-employment benefits (FAS 112) and the effect of 1993 tax leg-islation. Excluding one-time items, net income grew 10.5 percent in 1993.

  We achieved another year of growth also in terms of revenues. Reported reve-nues--which reflect our decreased strategic emphasis on computer leasing and the disposition of most of our customer premises equipment business--increased
2.1 percent in 1993. Operating revenues in our ongoing businesses (excluding these effects) were up 4.5 percent over 1992.

  The core network businesses accounted for more than one-half of Bell Atlantic's earnings growth. Underpinning our bottom-line accomplishments were healthy increases in telephone volumes. Access minutes of use for 1993 were up
7.2 percent over 1992, while message toll volumes grew 3.4 percent, and total access lines in service, 2.6 percent. The business market showed signs of strength, with business access lines and Centrex lines both achieving better than 4 percent growth.

  The demand for new services also continued to improve. Revenues from IQ(R) Services and other value-added services totaled $414 million, up more than 14 percent over 1992 totals.

  Beyond the core network, Bell Atlantic Enterprises International--which in-cludes Bell Atlantic Mobile, our overseas entities and Bell Atlantic Business Systems Services--also made strong contributions to our revenue and earnings growth in 1993.

  At Bell Atlantic Mobile, we added 340,700 subscribers, an increase of almost 49 percent, bringing the total number of cellular customers to just over 1 mil-lion. By comparison, the customer base grew 37.5 percent in 1992. 1993 cellular revenues were up 32 percent over 1992 levels.

  On the international scene, the value of Telecom Corporation of New Zealand shares has more than doubled in the three years since we invested in the compa-ny. Bell Atlantic recorded after-tax gains of $44.7 million resulting from 1993 sales of the stock, as we reduced our interest in the company to just under 25 percent per our agreement with the New Zealand govern-ment.

  Bell Atlantic Business Systems Services, our computer service subsidiary, added several prestigious national and international companies--such as AMR Corporation, parent of American Airlines Inc.--to its list of accounts and posted strong gains in both revenues and cash flow for the year.

  Expense management continued to be the watchword at Bell Atlantic during 1993, as growth in total operating expenses from the prior year was essentially flat. Excluding depreciation and amortization, expenses actually fell 1.9 per-cent from 1992 totals. Moreover, we continued to take advantage of low interest rates by refinancing approximately $1.7 billion in long-term debt in 1993 and $1.8 billion in 1992. Refinancings in both years will result in annual interest savings of approximately $47 million over the next 10 years.

  Aside from our successful financial story in 1993, we made fundamental pro-gress in molding Bell Atlantic into a company poised for market leadership and solid growth in an environment of increasing competition, changing technology and rapidly emerging market opportunities.

1993 HIGHLIGHTS

Transforming ourselves into a company that can achieve high growth as well as improved earnings and cash flow growth involves more than entering new busi-nesses. It also involves changing our current business--improving the way we operate, achieving legislative and regulatory incentives, and preparing to com-pete across all lines of business. In those terms, we made significant progress on six key strategic fronts.

 . First, we announced our intention to lead the country in the deployment of the information highway.

  In December, we issued our technology requirements to potential suppliers for a new video-capable technology platform that will accelerate our entry into at-tractive markets for entertainment and interactive multimedia services. We ex-pect Bell Atlantic's enhanced network will be ready to serve 8.75 million homes by the end of the year 2000. By the end of 1998, we plan to wire the top 20 markets in our Mid-Atlantic region. These investments will help establish Bell Atlantic as a world leader in what is clearly the high-growth opportunity for the 1990s and beyond--interactive, multimedia communications, entertainment and information services that address the vast, unfulfilled demand for customer choice, convenience and control.

  We will spend $11 billion over the next five years to rapidly build full-service networks capable of providing these services within the Bell Atlantic region. What's more, we will expand Bell Atlantic's global presence by develop-ing attractive investment opportunities in Europe, Mexico and the Pacific Rim.

 . Second, we have restructured ourselves by market segments in order to focus our business on the needs of our customers.

  Our various lines of business--such as Consumer Services, Small Business Services and Carrier Services--will help us respond more quickly to customers and to meet their requirements better than our competitors. In staffing several of these businesses--for example, Consumer Services and Large and Small Busi-ness Services--we recruited extensively from outside the company to increase our marketing strength in this critical initiative.

 . Third, we continued to make major strides in the public policy arena toward achieving the freedoms necessary to compete.

  Last summer, the state legislatures in Pennsylvania and Delaware authorized new regulatory frameworks that, when implemented, will give us the incentives to invest in new technology and services that will meet customer needs and provide long-term growth opportunities in a competitive environment. Plans for similar alternative regulation have been approved or are pending in all seven state jurisdictions. Moreover, all telephone subsidiaries have been afforded some degree of pricing flexibility for products and services subject to competition.

  Perhaps the most significant public policy development last year was our suc-cessful challenge to the provision of the 1984 Cable Act that prohibits Bell Atlantic from providing video programming in its traditional service territo-ries. The District Court ruling opens lucrative new markets for Bell Atlantic as it expands consumer choice. It may prove to be a forerunner of even more change, as legislation proposing to lift remaining barriers to our full partic-ipation in the information marketplace makes its way through Congress.

 . Fourth, during 1993, we further improved our competitive posture by making our core businesses more cost-efficient and market-focused.

  Recognizing that competition is here to stay, we continued to re-vamp serv-ice-delivery processes to increase provisioning speed and reduce cost. We dem-onstrated our network reliability and provisioning speed in Northern New Jer-sey, where, by virtue of the synchronous optical network (SONET) fiber ring system in Jersey City, we were able to connect more than 2,400 telephone lines and 90 high-capacity data circuits in temporary facilities for businesses af-fected by the bombing of the

World Trade Center. Currently, we're partnering with other companies to build ultra-high-speed fiber rings between New Jersey and New York City.

  Within the business itself, we plan to increase efficiency and reduce total network costs even further by developing and deploying state-of-the-art operat-ing systems.

 . Fifth, we continued to innovate within our existing core businesses by in-troducing new value-added services.

  Innovative network products such as IQ Services and Answer Call have made strong contributions to positive revenue growth in our traditional markets. In 1993, we posted close to $300 million in recurring revenues from products in-troduced since 1989. In the future, we will continue our steady stream of serv-ice introductions, which will include CritiCall(SM) emergency notification and monitoring service and voice-activated services.

  In the wireless arena, 1993 saw us introduce TraveLink(SM), a service that au-tomatically delivers incoming cellular calls to roaming customers, and we an-nounced upcoming trials of Spoken Caller Identification, which identifies call-ers to a mobile phone by name or number with a digitized voice. In 1993, we in-troduced the AirBridge(SM) family of services that provide a range of wireless data applications, including mobile fax, electronic mail, mobile computing con-nections, package tracking, and remote device monitoring and control.

  In the business market, we will continue to strengthen our presence by meet-ing data transport needs for large and small businesses with a basket of high-bandwidth services, such as Switched Multi-megabit Data Service (SMDS) and Frame Relay.

 . Sixth, and finally, we're expanding both within and beyond our region by choosing the appropriate markets and technology platforms to establish Bell Atlantic as the full-service network provider of choice for entertainment, communication and multimedia services.

  In some areas, the point of entry to these new market opportunities might be our existing telephone network. We recently announced plans to expand our Stargazer(SM) video-on-demand trial over existing telephone lines to a full mar-ket trial involving tens of thousands of customers in the Maryland and Virginia suburbs of Washington, D.C.

  In other places, the entry point might be cellular, or other wireless tech-nologies such as personal communications services. In 1994, we expect to par-ticipate in the FCC spectrum auctioning process for an opportunity to establish a national wireless footprint. Still another option is to team with cable tele-vision operators to establish a market presence outside of our region.

  On the international front, our agreement to acquire up to a 46 percent in-terest in Grupo Iusacell, S.A. de C.V., the second-largest telecommunications company in Mexico, represents the most significant overseas wireless investment in our history.

  While it is focused primarily on cellular today, Iusacell plans to use non-cellular radio spectrum to provide basic telephone service in Mexico, where there is currently a huge, unfulfilled demand. Moreover, the company is well positioned to compete in the long-distance business after Mexico opens up that business to full competition in August of 1996.

MAXIMIZING VALUE

In implementing each of these strategies, our focus will be on prudent capital investing in opportunities that provide value to our customers and growth to our shareowners. Along the way, we will continue to emphasize our single most important financial imperative--to increase capital efficiency, maximizing our return from every dollar spent. In the network, for example, we're re-allocat-ing investment dollars to broadband technologies without significantly ex-panding our capital budget. What's more, we continue to accelerate capital re-covery and target investments at new markets that promise high returns or where there are attractive opportunities for expansion.

  Our business opportunity for 1994 and beyond is straightforward--enhance the value of our core businesses by expanding our customer and service base, and develop high-growth businesses in the video entertainment, cable transport, ca-ble television, and information services markets.

  In summary, transforming ourselves for long-term growth has been a deliber-ate, ongoing process at Bell Atlantic. In 1993, we were highly successful not only at achieving strong operating results, but more important, at changing our methods, sharpening our customer focus, and preparing ourselves for a leading role in creating a new age in telecommunications.

  I could not be more confident about where we're headed.

/s/ Raymond W. Smith

Raymond W. Smith
Chairman of the Board and
Chief Executive Officer
February 24, 1994

                   BELL ATLANTIC CORPORATION AND SUBSIDIARIES

                     SELECTED FINANCIAL AND OPERATING DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                            1993       1992       1991        1990       1989
                          ---------  ---------  ---------   ---------  ---------
For the Year
Operating Revenues*.....  $12,990.2  $12,718.4  $12,552.1   $12,547.4  $11,594.7
Operating Income........  $ 2,797.6  $ 2,506.2  $ 2,525.3   $ 2,614.3  $ 2,007.8
Income Before Extraordi-
 nary Item and
 Cumulative Effect of
 Changes in
 Accounting Principles..  $ 1,481.6  $ 1,382.2  $ 1,229.9   $ 1,230.5  $ 1,023.9
Net Income (Loss).......  $ 1,403.4  $ 1,340.6  $  (324.4)  $ 1,230.5  $ 1,023.9
Per Common Share
Income Before Extraordi-
 nary Item and
 Cumulative Effect of
 Changes in
 Accounting Principles..  $    3.39  $    3.23  $    2.91   $    2.92  $    2.38
Net Income (Loss).......  $    3.22  $    3.13  $    (.72)  $    2.92  $    2.38
Cash Dividends Declared.  $    2.68  $    2.60  $    2.52   $    2.36  $    2.20
At Year-End
Total Assets............  $29,544.2  $28,099.5  $28,305.8   $28,391.8  $26,603.6
Long-Term Debt..........  $ 7,206.2  $ 7,348.2  $ 7,984.0   $ 8,928.5  $ 8,243.9
Employee Benefit Obliga-
 tions..................  $ 3,396.0  $ 3,058.7  $ 2,985.1   $   216.0  $    74.2
Shareowners' Investment.  $ 8,224.4  $ 7,816.3  $ 7,367.6   $ 8,531.5  $ 8,423.0
Debt Ratio..............       54.6%      56.3%      59.5%       57.5%      54.2%
Book Value Per Common
 Share..................  $   18.85  $   18.00  $   17.12   $   19.96  $   19.64
Network Access Lines (in
 thousands).............     18,645     18,181     17,750      17,484     17,056
Number of Employees.....     73,600     71,400     76,900      82,700     80,000
Other Data
Return on Average Common
 Equity.................       17.3%      17.4%      (4.4)%      14.4%      11.3%
Additions to Plant,
 Property and Equipment.  $ 2,519.0  $ 2,546.8  $ 2,644.1   $ 2,692.1  $ 2,720.9

- --------
*Certain amounts have been reclassified to conform to 1993 classifications.

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
                            AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

  Net income in 1993 and 1992 was $1,403.4 million or $3.22 per share and $1,340.6 million or $3.13 per share, respectively, compared with a loss of $324.4 million or $.72 per share for 1991. Results for 1993 included the cumulative effects of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). The loss in 1991 reflected a charge of $1,554.3 million, or $3.63 per share, for the adoption of Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement No. 106). Results for 1993 represented increases of 4.7% in net income and 2.9% in earnings per share over 1992, attributable to operating income growth of 11.6%, fueled by improved business volumes and expense controls, and lower interest costs, partially offset by higher income taxes. Results for 1992 represented increases of 9.0% in net income and 7.6% in earnings per share over 1991, excluding the cumulative effect of the adoption of Statement No. 106.

  Other items affecting the comparison of operating results are discussed in the following sections.

Operating Revenues

  Local service revenues are earned by the telephone subsidiaries from the provision of local exchange, local private line, and public telephone services. Local service revenues increased $163.8 million or 3.3% and $134.3 million or 2.8% in 1993 and 1992, respectively. The increase in both years resulted primarily from growth in network access lines and higher demand for value-added central office services such as Custom Calling and Caller ID. Access lines in service at December 31, 1993 and 1992 increased 2.6% and 2.4%, respectively, over the prior year. Revenues from value-added central office services offered by the telephone subsidiaries increased $51.3 million or 14.1% in 1993 compared with $42.1 million or 13.1% growth in 1992.

  Network access revenues are received from interexchange carriers (IXCs) for their use of the Company's local exchange facilities in providing long-distance services to IXCs' customers and from end-user subscribers. Switched access revenues are derived from usage-based charges paid by IXCs for access to the Company's network. Special access revenues arise from access charges paid by customers who have private lines, and end-user access revenues are earned from local exchange carrier customers who pay for access to the network.

  Network access revenues increased $117.8 million or 4.0% in 1993 and $31.0 million or 1.1% in 1992. Growth in access minutes of use was 7.2% and 4.3% in the respective periods. Revenue increases related to this volume growth were partially offset in both years by the effect of interstate rate reductions filed by the Company with the Federal Communications Commission (FCC), which became effective on July 2, 1993 and July 1, 1992, and by related estimated price cap sharing liabilities.

  Toll service revenues increased $1.8 million or 0.1% in 1993 and $17.5 million or 1.1% in 1992. Toll message volume growth was 3.4% in 1993 compared with 2.9% in 1992. Volume-related message toll service revenue increases were partially offset in 1993 and 1992 by declines in revenues from WATS and private line services, principally due to competitive pressures. In 1993, revenue growth was offset further by the effects of rate reductions at one of the telephone subsidiaries.

  Other Network Services revenues include amounts earned from directory advertising, billing and collection services provided to IXCs, premises services such as inside wire installation and maintenance, and certain nonregulated enhanced network services. Directory advertising revenues in 1993 increased $27.1 million or 2.7% compared to a $25.3 million or 2.5% increase in 1992. Revenue growth was adversely impacted in both years by decreasing sales volume attributable primarily to competition. In addition, the rate of economic recovery as it pertains to this line of business continues to be mixed within the Network Services operating region. Premises services revenues increased $25.2 million or 9.6% and $10.9 million or 4.3% in 1993 and 1992, respectively, principally as a result of higher business volumes. Revenues from Answer Call, a nonregulated enhanced network service, were $50.6 million, $27.9 million, and $13.0 million in 1993, 1992, and 1991, respectively. Billing and collection revenues decreased $23.0 million in 1993 primarily as a result of the effect of favorable claim adjustments recorded in 1992. Billing and collection revenues were also reduced in 1993 as a result of reductions in services provided under long-term contracts with certain IXCs.

  The provision for uncollectibles, expressed as a percentage of total Network Services revenue, was 1.4% in 1993, 1.1% in 1992, and 1.0% in 1991.

  Other Communications and Related Services includes revenues from the Company's domestic and international operations in wireless communications, computer maintenance, software development and support, systems integration, and telecommunications consulting. These revenues grew $78.9 million or 6.5% in 1993 compared with $81.9 million or 7.2% in 1992. The continued growth of the Company's cellular customer base was the primary reason for increases in cellular revenues of $187.3 million or 32.0% in 1993 and $103.0 million or 21.3% in 1992. Revenues in both years also reflected increases in business volumes in the Company's third-party computer maintenance business. These increases were offset in 1993 by a revenue decrease of approximately $177 million due to the effect of the transfer, effective December 31, 1992, of the Bell Atlanticom Systems, Inc. (Atlanticom) business to a partnership in which the Company owns a minority interest. Revenue growth in 1992 was reduced by $58.5 million due to the effect of the July 1991 transfer of the Company's European computer maintenance business to a joint venture.

  Financial, Real Estate, and Other Services includes revenues from the Company's domestic and international operations in diversified leasing, computer leasing, real estate, and liquefied petroleum gas distribution. The decreases in these revenues were due principally to the Company's decreased emphasis on computer leasing and real estate operations. The decreasing revenue trend is expected to continue throughout 1994. In line with its continuing de-emphasis of financial services businesses over the past years and its intensified focus on core telecommunications and information services strategies, the Company announced that it has begun evaluating possible strategies for exiting its financial services businesses. The Company has filed a registration statement for an initial public offering to dispose of a significant portion of its diversified leasing business. Assuming successful completion of the initial public offering, future periods will no longer include a significant portion of revenues from this business. Revenues related to the business covered in the registration statement were $245.3 million for the twelve months ended December 31, 1993. The disposition is not expected to have a material impact on the Company's net income in 1994.

Operating Expenses

  Employee costs consist of salaries, wages and other employee compensation, employee benefits, and payroll taxes. Employee costs increased $86.1 million or 2.2% in 1993. Higher employee costs from salary and wage increases and overtime at the telephone subsidiaries were offset in part by savings of approximately $160 million resulting from workforce reduction programs implemented in 1992 at the Network Services companies. Workforce increases at certain nonregulated subsidiaries also contributed to higher employee costs, which were offset in part by a reduction attributable to the Atlanticom transaction.

  Employee costs decreased $51.1 million or 1.3% in 1992, which reflected savings of over $150 million resulting from a 1991 retirement incentive program and a reduction of $68.0 million in pension expense resulting from a modification of the expected long-term rate of return on plan assets. These reductions were partially offset by salary and wage increases for management and associate employees and expenses of approximately $73 million associated with the 1992 workforce reduction programs.

  The Company continues to evaluate ways to streamline and restructure its operations and reduce its workforce requirements in an effort to improve its cost structure.

  Depreciation and amortization expense increased $127.7 million or 5.3% in 1993 due primarily to approximately $135 million of additional expense resulting from represcribed depreciation rates at three of the telephone subsidiaries. Also contributing to the increase was growth in the level of depreciable plant at the telephone and cellular subsidiaries in 1993. Partially offsetting these increases was a reduction in depreciation and amortization expense at the financial services and real estate companies of approximately $59 million due to the de-emphasis of computer leasing and real estate operations.

  Depreciation and amortization expense increased $78.6 million or 3.4% in 1992. Depreciation and amortization expense at the telephone subsidiaries increased by approximately $180 million, of which approximately $150 million was attributable to represcribed depreciation rates. Also contributing to the increase was growth in the level of depreciable telephone plant, offset in part by the discontinuance of certain regulator-approved amortizations. These increases were partially offset by a reduction in depreciation and amortization expense at the financial services and real estate companies of approximately $119 million due to the de-emphasis of computer leasing and real estate operations.

  Other operating expenses decreased $233.4 million or 6.1% in 1993. This reduction was largely the result of a decrease of approximately $184 million due to the transfer of the Atlanticom business to a partnership. The decrease also included the effect of the recognition in 1992 of approximately $47 million of one-time costs associated with the Company's merger with Metro Mobile CTS, Inc. (Metro Mobile). Additional decreases resulting from lower expenses at the financial services and real estate companies and Network Services companies were largely offset by increases related to higher business volumes at the Company's cellular and computer maintenance subsidiaries.

  Other operating expenses increased $157.9 million or 4.3% in 1992 due primarily to higher business volumes at the Company's cellular subsidiaries, recognition of approximately $47 million of one-time costs associated with the Metro Mobile merger, and increased deployment of advanced switching software at the telephone subsidiaries. These increases were offset in part by decreased expenses at the financial services companies, primarily as a result of lower interest costs associated with reduced debt levels in 1992, and the effect of the July 1991 transfer of the Company's European computer maintenance business to a joint venture. Company-wide cost containment efforts also reduced expenses during 1992.

  Assuming successful completion of the initial public offering to dispose of a significant portion of the Company's diversified leasing business, future periods will no longer include a significant portion of expenses from this business. Operating expenses related to the business covered in the registration statement were $191.6 million for the twelve months ended December 31, 1993.

Other Income and Expense

  Other income and expense includes equity income from the Company's investment in unconsolidated businesses, interest and dividend income, and gains and losses from the disposition of assets and investments. Other income, net of expense, was $88.1 million in 1993, $214.4 million in 1992, and $176.2 million in 1991.

  The 1993 decrease is primarily the result of gains on the sale of certain assets recorded in 1992 and approximately $32 million of interest income recognized in 1992 in connection with the settlement of various federal income tax matters related to prior periods. Other income and expense for 1993 included approximately $42 million representing the Company's share of restructuring charges taken by Telecom Corporation of New Zealand Limited (Telecom), a pretax gain of approximately $65 million related to the private sales of a portion of the Company's investment in Telecom, and a pretax charge of approximately $26 million associated with a planned disposition of certain non-strategic businesses.

  The increase in 1992 reflects gains on sales of shares in HCA-Hospital Corporation of America (HCA) and real estate. The aggregate amount of these gains was virtually the same as the 1991 gains related to the Company's sales of shares in Telecom and real estate and the transfer of the Company's European computer maintenance business to a joint venture. The increase in 1992 also included approximately $32 million of interest income recognized in connection with the settlement of various federal income tax matters related to prior periods.

  Other income and expense, net, in 1994 is expected to decrease significantly due to goodwill amortization associated with the Company's equity investment in Grupo Iusacell, S.A. de C.V. (Iusacell), a Mexican telecommunications company.

Interest Expense, Excluding Financial Services

  Interest expense decreased $82.8 million or 11.9% and $111.9 million or 13.9% in 1993 and 1992, respectively, principally due to the effects of lower short-term interest rates and long-term debt refinancings. Decreases also resulted from lower interest costs associated with the Telecom investment, as proceeds from the Company's sale of Telecom shares in 1993 and 1991 were used to reduce a portion of the acquisition-related debt. The effect of a $16.9 million write-off of deferred financing costs at Metro Mobile in 1991 also contributed to the decrease in 1992.

Income Taxes

  The provision for income taxes increased $148.5 million or 23.1% in 1993 compared to a decrease of $21.3 million or 3.2% in 1992.

  The Company's effective income tax rate was 34.8% in 1993, 31.8% in 1992, and 35.1% in 1991. The 1993 effective tax rate reflects the effect of federal tax legislation enacted in 1993, which increased the federal corporate tax rate from 34% to 35%. The lower effective tax rate in 1992 resulted from certain adjustments to deferred taxes and the recognition in 1992 of consolidated tax benefits attributable to operations of the Metro Mobile business. These tax benefits were not recognized in previous years. A reconciliation of the statutory federal income tax rate to the effective rate for each period is provided in Note 9 of Notes to Consolidated Financial Statements.

Extraordinary Item

  The Company called $1,525.0 million in 1993 and $1,081.0 million in 1992 of long-term debentures of several of the telephone subsidiaries, which were refinanced at more favorable interest rates. As a result of these early retirements, the Company incurred after-tax charges of $58.4 million in 1993 and $41.6 million in 1992. These debt refinancings will reduce interest costs on the refinanced debt by approximately $47 million annually over the next ten years.

Cumulative Effect of Changes in Accounting Principles

  In connection with the adoption of Statement No. 109, effective January 1, 1993, the Company recorded a one-time, cumulative effect tax benefit of $65.2 million in 1993 (see Note 9 of Notes to Consolidated Financial Statements).

  In connection with the adoption of Statement No. 112, effective January 1, 1993, the Company recorded a one-time, cumulative effect after-tax charge of $85.0 million in 1993 (see Note 8 of Notes to Consolidated Financial Statements).

  The adoption of Statement No. 109 and Statement No. 112 did not have a significant effect on the Company's ongoing level of expense in 1993 and is not expected to have a significant effect in future periods.

COMPETITION AND REGULATORY ENVIRONMENT

  The telecommunications industry is currently undergoing fundamental changes which may have a significant impact on future financial performance of all telecommunications companies. These changes are driven by a number of factors, including the accelerated pace of technology change, customer requirements, a changing industry structure characterized by strategic alliances and the convergence of telecommunications and cable television, and a changing regulatory environment in which traditional regulatory barriers are being lowered and competition encouraged.

  The convergence of cable television, computer technology, and telecommunications can be expected to dramatically increase competition in the future. The Company's existing telecommunications business is already subject to competition from numerous sources, including competitive access providers for network access services (and in some jurisdictions for intraLATA toll services), competing cellular telephone companies and others.

  During 1993, a number of business alliances were announced that have the potential to significantly increase competition both within the industry and the areas currently served by Bell Atlantic. Over the past several years, the Company has taken a number of actions in anticipation of the increasingly competitive environment. Cost reductions have been achieved, giving the Company greater pricing flexibility for services exposed to competition. A new lines of business organization structure was adopted. Narrowband network modernization programs were largely completed, permitting a greater proportion of existing capital resources to be reallocated to the deployment of broadband network platforms to address the opportunities afforded by the emerging multimedia market. On the regulatory front, alternative regulation plans have been approved or are pending in all seven state jurisdictions. Moreover, all telephone subsidiaries have been afforded some degree of pricing flexibility for products and services subject to competition. Initiatives such as the Company's challenge to the 1984 Cable Act and the formation of an Information Services business unit staffed by experienced people from the video and entertainment industry have created opportunities for the Company in the information services and video markets.

  In October 1993, the Company announced its intention to invest up to a total of $1.04 billion to acquire a 42% (or, under certain circumstances, up to a 46%) economic interest in Grupo Iusacell, S.A. de C.V. (Iusacell), the second largest telecommunications company in Mexico. In November 1993, the Company acquired a 23% economic interest in Iusacell through the purchase of $520.0 million of newly issued Iusacell stock. The Company's acquisition of additional interests is expected to occur in mid-1994. This investment will substantially increase the size of the Company's cellular holdings. As a result of its investment in Iusacell, the Company expects earnings dilution for the first several years due to the amortization of goodwill and financing costs. Earnings dilution is expected to be approximately $.14 per share in 1994. In the longer term, this investment should substantially increase the contribution that the wireless business makes to the Company's earnings growth.

  In October 1993, the Company also announced the execution of a letter of intent regarding a stock-for-stock merger among the Company, Tele-Communications Inc. and Liberty Media Corporation. On February 23, 1994, the parties announced that they had been unable to reach final agreement on their proposed merger and had terminated negotiations. The parties continue to discuss other ways of working together, including possible joint ventures to build full-service networks and joint investment in programming.

  The Company conducts ongoing evaluations of its accounting practices, many of which have been prescribed by regulators. These evaluations include the assessment of whether costs that have been deferred as a result of actions of regulators and the cost of the Company's telephone plant will be recoverable in the future. In the event recoverability of costs becomes unlikely due to decisions by the Company to accelerate deployment of new technology in response to specific regulatory actions or increasing levels of competition, the Company may no longer apply the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). The discontinued application of Statement No. 71 would require the Company to write off its regulatory assets and liabilities and may require the Company to adjust the carrying amount of its telephone plant should it determine that such amount is not recoverable. The Company believes that it continues to meet the criteria for continued financial reporting under Statement No. 71. A determination in the future that such criteria are no longer met may result in a significant one-time, noncash, extraordinary charge, if the Company determines that a substantial portion of the carrying value of its telephone plant may not be recoverable.

  In October 1993, the FCC issued a report and order allocating radio spectrum to be licensed for use in providing personal communications services (PCS). Under the order, seven separate bandwidths of spectrum, ranging in size from 10 MHz to 30 MHz, would be auctioned to potential PCS providers in each geographic area of the United States. The geographical units by which the licenses would be allocated will be "basic trading areas" or larger "major trading areas." Five of the spectrum blocks are to be auctioned on a basic trading area basis, and the remaining two are to be auctioned by major trading area. Local exchange carriers such as the Company are eligible to bid for PCS licenses, except that cellular carriers (such as the Company) are limited to obtaining 10 MHz of PCS bandwidth in areas where they provide cellular service. Bidders other than cellular providers may obtain multiple licenses aggregating up to 40 MHz of bandwidth in any area. Bell Atlantic has stated that it intends to pursue PCS licenses in the auctions, which are expected to be held in 1994.

  In August 1993, the United States District Court for the Eastern District of Virginia ruled unconstitutional the 1984 Cable Act's limitation on in-territory provision of programming by local exchange carriers such as the Company. The Cable Act currently prohibits local exchange carriers from owning more than 5% of any company that provides cable programming in their local service area. In a case originally brought by two Bell Atlantic subsidiaries, the court ruled that this prohibition violates the First Amendment's freedom of speech protections, and enjoined enforcement of the prohibition against the Company and its telephone subsidiaries. The ruling has been appealed by the federal government.

OTHER MATTERS

  Four of the telephone subsidiaries have been designated as potentially responsible parties by the U.S. Environmental Protection Agency in connection with eight Superfund sites. Designation as a potentially responsible party subjects the named company to potential liability for costs relating to cleanup of the affected sites. Management believes that the aggregate amount of any potential liability would not have a material effect on the Company's financial condition or results of operations.

FINANCIAL CONDITION

  Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements, including network expansion and modernization, business development, and the payment of dividends. Management expects that presently foreseeable capital requirements will be financed primarily through internally generated funds. Additional long-term debt or equity financing may be needed to fund development activities to maintain the Company's capital structure within management's guidelines.

  As of December 31, 1993, the Company and its subsidiaries had in excess of $2.0 billion of unused bank lines of credit and shelf registrations for the issuance of up to $2.3 billion of unsecured debt securities.

  During 1993, as in prior years, the Company's primary source of funds continued to be cash generated from operations. Revenue growth, cost containment measures and savings on interest costs contributed to cash provided from operations of $4.23 billion for the year ended December 31, 1993, compared to $3.91 billion in 1992. In addition, in 1993, the sale of a portion of the Company's interest in Telecom provided cash proceeds from investing activities of $253.7 million. In 1992, sales of real estate and HCA stock, and the disposition of businesses, provided net cash proceeds from investing activities of approximately $393 million.

  In March 1994, the Company expects to receive a payment of approximately $65 million in connection with a capital reduction plan by Telecom in which 20% of Telecom's outstanding shares will be canceled on a pro rata basis and shareholders will receive one New Zealand Dollar for each share canceled. Telecom's capital reduction will not change the Company's ownership percentage of Telecom.

  The primary use of capital resources continued to be capital expenditures. The Company invested approximately $2.1 billion in 1993, $2.2 billion in 1992, and $2.3 billion in 1991 in the telephone subsidiaries' network. This level of investment is expected to continue in 1994. The Company plans to reallocate capital resources to the deployment of broadband network platforms, as capital requirements for the narrowband network modernization are reduced. During 1993, the Company funded $289.1 million of postretirement health care and pension benefit costs compared to $348.6 million in 1992. In 1993, the Company used $674.4 million of cash in connection with its investment in Iusacell and the acquisition of two directory sales companies and certain cellular properties.

  The Company reduced long-term debt (including capital leases) and short-term debt by $168.2 million in 1993 and $764.4 million in 1992. Approximately $1.7 billion and $1.8 billion of debt was refinanced at more favorable interest rates during 1993 and 1992, respectively. The Company's debt ratio was 54.6% as of December 31, 1993, compared to 56.3% at December 31, 1992.

  The Company issued shares of its common stock for cash, in satisfaction of liabilities and in connection with acquisitions (see Note 6 of Notes to Consolidated Financial Statements).

                              REPORT OF MANAGEMENT

  The management of Bell Atlantic Corporation is responsible for the consolidated financial statements and the information and representations contained in this report. Management believes that the financial statements have been prepared in conformity with generally accepted accounting principles and that the information in this report is consistent with those statements. Management is required to include in the financial statements amounts, primarily related to matters not concluded by year-end, that are based on management's best estimates and judgments.

  In meeting its responsibility for the financial statements of the Company, management maintains a strong internal control structure, including the appropriate control environment, accounting systems, and control procedures. The internal control structure is designed to provide reasonable assurance that assets are safeguarded from unauthorized use or disposition, that transactions are properly recorded and executed in accordance with management's authorizations, and that the financial records permit the preparation of reliable financial statements. There are, however, inherent limitations that should be recognized in considering the assurances provided by the internal control structure. The concept of reasonable assurance recognizes that the costs of the internal control structure should not exceed the benefits to be derived. The internal control structure is reviewed and evaluated on a regular basis. Compliance is monitored by the internal auditors through an annual plan of internal audits.

  The Board of Directors pursues its review and oversight role for the financial statements through an Audit Committee composed of four outside directors. The duties of the Audit Committee include recommending to the Board of Directors the appointment of an independent accounting firm to audit the financial statements of the Company and its subsidiaries. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal auditors and independent accountants and reviews the work of each to ensure that their respective responsibilities are being carried out and to discuss related matters. Both the internal auditors and independent accountants have direct access to the Audit Committee.

  The financial statements of the Company have been audited by Coopers & Lybrand, independent accountants, whose report is included on page 14.


/s/ Raymond W. Smith                        /s/ William O. Albertini

Raymond W. Smith                            William O. Albertini
Chairman of the Board and                   Vice President and Chief Financial
Chief Executive Officer                     Officer

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareowners of Bell Atlantic Corporation

  We have audited the accompanying consolidated balance sheets of Bell Atlantic Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bell Atlantic Corporation and subsidiaries as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

  As discussed in Notes 1, 8 and 9 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postemployment benefits in 1993 and postretirement benefits other than pensions in 1991.

                                        /s/ Coopers & Lybrand

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 7, 1994

                   BELL ATLANTIC CORPORATION AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                        FOR THE YEARS ENDED DECEMBER 31
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                 1993       1992       1991
                                               ---------  ---------  ---------
Operating Revenues
Communications and Related Services
 Network Services
  Local service............................... $ 5,055.9  $ 4,892.1  $ 4,757.8
  Network access..............................   3,070.9    2,953.1    2,922.1
  Toll service................................   1,558.0    1,556.2    1,538.7
  Directory advertising, billing services, and
   other......................................   1,704.6    1,658.9    1,599.2
  Provision for uncollectibles................    (155.4)    (117.6)    (107.6)
 Other Communications and Related Services....   1,300.8    1,221.9    1,140.0
Financial, Real Estate, and Other Services....     455.4      553.8      701.9
                                               ---------  ---------  ---------
                                                12,990.2   12,718.4   12,552.1
                                               ---------  ---------  ---------
Operating Expenses
Employee costs, including benefits and taxes..   4,027.6    3,941.5    3,992.6
Depreciation and amortization.................   2,545.1    2,417.4    2,338.8
Other.........................................   3,619.9    3,853.3    3,695.4
                                               ---------  ---------  ---------
                                                10,192.6   10,212.2   10,026.8
                                               ---------  ---------  ---------
Operating Income..............................   2,797.6    2,506.2    2,525.3
Other Income and Expense, Net.................      88.1      214.4      176.2
Interest Expense, excluding Financial
 Services.....................................     612.1      694.9      806.8
                                               ---------  ---------  ---------
Income Before Provision for Income Taxes,
 Extraordinary Item, and Cumulative Effect of
 Changes in Accounting Principles.............   2,273.6    2,025.7    1,894.7
Provision for Income Taxes....................     792.0      643.5      664.8
                                               ---------  ---------  ---------
Income Before Extraordinary Item and
 Cumulative Effect of Changes in Accounting
 Principles...................................   1,481.6    1,382.2    1,229.9
                                               ---------  ---------  ---------
Extraordinary Item
 Early Extinguishment of Debt, Net of Tax.....     (58.4)     (41.6)       --
                                               ---------  ---------  ---------
Cumulative Effect of Changes in Accounting
 Principles
 Income Taxes.................................      65.2        --         --
 Postemployment Benefits, Net of Tax..........     (85.0)       --         --
 Postretirement Benefits Other Than Pensions,
  Net of Tax..................................       --         --    (1,554.3)
                                               ---------  ---------  ---------
                                                   (19.8)       --    (1,554.3)
                                               ---------  ---------  ---------
Net Income (Loss)............................. $ 1,403.4  $ 1,340.6  $  (324.4)
                                               =========  =========  =========
Per Common Share
Income Before Extraordinary Item and
 Cumulative Effect of Changes in Accounting
 Principles................................... $    3.39  $    3.23  $    2.91
Extraordinary Item............................      (.13)      (.10)       --
Cumulative Effect of Changes in Accounting
 Principles...................................      (.04)       --       (3.63)
                                               ---------  ---------  ---------
Net Income (Loss)............................. $    3.22  $    3.13  $    (.72)
                                               =========  =========  =========
Weighted average number of common shares and
 equivalent shares outstanding (in millions)..     436.3      433.0      429.1
                                               =========  =========  =========

See Notes to Consolidated Financial Statements.

                   BELL ATLANTIC CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN MILLIONS)

                                                             DECEMBER 31,
                                                          --------------------
                                                            1993       1992
                                                          ---------  ---------
ASSETS
Current Assets
Cash and cash equivalents................................ $   146.1  $   296.0
Short-term investments...................................       8.5       33.7
Accounts receivable, net of allowances of $192.6 and
 $170.4..................................................   2,135.7    2,036.8
Finance lease and notes receivable, net..................     626.6      592.0
Inventories..............................................     250.9      266.0
Prepaid expenses.........................................     452.4      391.7
Deferred charges and other...............................     250.6      375.1
                                                          ---------  ---------
                                                            3,870.8    3,991.3
                                                          ---------  ---------
Plant, Property and Equipment............................  32,329.9   31,046.2
Less accumulated depreciation............................  11,964.0   10,716.2
                                                          ---------  ---------
                                                           20,365.9   20,330.0
                                                          ---------  ---------
Equipment Under Operating Leases, Net....................     199.3      262.7
Finance Lease and Notes Receivable, Net..................   1,888.4    1,872.7
Investments in Affiliates................................   1,394.7      987.5
Other Assets.............................................   1,825.1      655.3
                                                          ---------  ---------
Total Assets............................................. $29,544.2  $28,099.5
                                                          =========  =========
LIABILITIES AND SHAREOWNERS' INVESTMENT
Current Liabilities
Debt maturing within one year............................ $ 2,677.3  $ 2,703.5
Accounts payable.........................................   2,134.9    1,939.5
Accrued taxes............................................     190.9      126.1
Advance billings and customer deposits...................     443.0      420.4
Accrued vacation pay.....................................     244.0      228.4
Dividend payable.........................................     292.2      282.1
Other....................................................     141.6      172.2
                                                          ---------  ---------
                                                            6,123.9    5,872.2
                                                          ---------  ---------
Long-Term Debt...........................................   7,206.2    7,348.2
                                                          ---------  ---------
Employee Benefit Obligations.............................   3,396.0    3,058.7
                                                          ---------  ---------
Deferred Credits and Other Liabilities
Deferred income taxes....................................   2,913.5    3,094.3
Unamortized investment tax credits.......................     447.2      513.4
Other....................................................   1,233.0      396.4
                                                          ---------  ---------
                                                            4,593.7    4,004.1
                                                          ---------  ---------
Commitments (Notes 5 and 6)

Shareowners' Investment
Preferred and Preference stock ($1 par value; none is-
 sued)...................................................       --         --
Common stock ($1 par value; 436,130,185 shares and
 434,155,077 shares issued)..............................     436.1      434.2
Common stock issuable (142,068 shares and 185,797
 shares).................................................        .1         .2
Contributed capital......................................   5,415.2    5,356.9
Reinvested earnings......................................   3,093.6    2,853.4
Foreign currency translation adjustment..................     (83.9)    (140.1)
                                                          ---------  ---------
                                                            8,861.1    8,504.6
Less common stock in treasury, at cost...................       2.4        9.1
Less deferred compensation--employee stock ownership
 plans...................................................     634.3      679.2
                                                          ---------  ---------
                                                            8,224.4    7,816.3
                                                          ---------  ---------
Total Liabilities and Shareowners' Investment............ $29,544.2  $28,099.5
                                                          =========  =========

See Notes to Consolidated Financial Statements.

                   BELL ATLANTIC CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED DECEMBER 31
                             (DOLLARS IN MILLIONS)

                                                  1993       1992       1991
                                                ---------  ---------  ---------
Cash Flows From Operating Activities
Net income (loss).............................  $ 1,403.4  $ 1,340.6  $  (324.4)
Adjustments to reconcile net income (loss) to
 net cash provided by operating activities:
  Depreciation and amortization...............    2,545.1    2,417.4    2,338.8
  Extraordinary item related to early
   extinguishment of debt,
   net of tax benefit.........................       58.4       41.6        --
  Cumulative effect of changes in accounting
   principles.................................       19.8        --     1,554.3
  Other items, net............................      (12.5)     (56.5)     (58.0)
  Changes in certain assets and liabilities,
   net of effects from acquisition/disposition
   of businesses:
    Accounts receivable.......................      (87.8)     (13.8)      63.9
    Inventories...............................      (48.9)     (43.7)     (15.2)
    Other assets..............................        3.8      157.0      (57.3)
    Accounts payable and accrued taxes........      340.9      (64.4)      58.4
    Deferred income taxes, net................     (105.8)     (26.1)      54.4
    Unamortized investment tax credits........      (66.2)     (80.0)     (68.0)
    Employee benefit obligations..............      193.3       63.6      216.5
    Other liabilities.........................       (9.5)     172.0       (2.4)
                                                ---------  ---------  ---------
Net cash provided by operating activities.....    4,234.0    3,907.7    3,761.0
                                                ---------  ---------  ---------
Cash Flows From Investing Activities
Purchases of short-term investments...........       (8.5)    (159.3)    (202.0)
Proceeds from sale of short-term investments..       34.0      241.3      113.6
Additions to plant, property and equipment....   (2,448.6)  (2,488.1)  (2,501.0)
Proceeds from sale of plant, property and
 equipment....................................        2.6      315.0       86.5
Additions to equipment under operating leases.      (68.8)     (72.3)     (86.3)
Proceeds from sale of equipment under operat-
 ing leases...................................       44.7      111.9      107.6
Additions to finance lease and notes receiv-
 able.........................................   (1,862.5)  (1,467.0)  (1,373.1)
Proceeds from sales related to finance lease
 and notes receivable.........................      233.2      318.5      317.6
Principal payments received under finance
 lease and notes receivable...................    1,568.0    1,156.2    1,092.0
Acquisition of businesses, less cash acquired.     (146.9)       (.3)      (2.0)
Investment in Grupo Iusacell, S.A. de C.V.....     (520.0)       --         --
Investment in Telecom Corporation of New Zea-
 land Limited.................................        --         --      (189.7)
Proceeds from sale of ownership interest in
 Telecom Corporation of New Zealand Limited...      253.7        --       395.5
Investment in joint ventures..................       (7.5)       (.8)     (10.9)
Proceeds from disposition of businesses.......        --        26.5        4.2
Proceeds from sale of investment..............        --        58.9        --
Other, net....................................       (9.7)     (36.3)     (27.0)
                                                ---------  ---------  ---------
Net cash used in investing activities.........   (2,936.3)  (1,995.8)  (2,275.0)
                                                ---------  ---------  ---------
Cash Flows From Financing Activities
Proceeds from borrowings......................    2,148.1    1,340.7      750.2
Principal repayments of borrowings and capital
 lease obligations............................     (949.0)  (1,875.5)    (796.1)
Early extinguishment of debt and related call
 premium......................................   (1,658.7)    (987.5)       --
Net change in short-term borrowings with orig-
 inal maturities of three months or less......      186.7      700.4     (485.2)
Dividends paid................................   (1,156.5)  (1,069.7)    (976.2)
Proceeds from sale of treasury stock..........        2.0      122.1      112.7
Proceeds from sale of common stock............       31.7        --         --
Purchase of common stock for treasury.........        --         (.1)     (15.3)
Net change in outstanding checks drawn on con-
 trolled disbursement accounts................      (51.9)      22.0      (42.4)
                                                ---------  ---------  ---------
Net cash used in financing activities.........   (1,447.6)  (1,747.6)  (1,452.3)
                                                ---------  ---------  ---------
Increase (Decrease) in Cash and Cash Equiva-
 lents........................................     (149.9)     164.3       33.7
Cash and Cash Equivalents, Beginning of Year..      296.0      131.7       98.0
                                                ---------  ---------  ---------
Cash and Cash Equivalents, End of Year........  $   146.1  $   296.0  $   131.7
                                                =========  =========  =========

See Notes to Consolidated Financial Statements.

                   BELL ATLANTIC CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

  The consolidated financial statements include the accounts of Bell Atlantic Corporation (Bell Atlantic) and its majority-owned subsidiaries (together with Bell Atlantic, the Company). Investments in less-than-majority-owned businesses, including the Company's investments in Telecom Corporation of New Zealand Limited (Telecom), Grupo Iusacell, S.A. de C.V., a one-seventh interest in Bell Communications Research, Inc., several cellular mobile communications and real estate partnerships, and several other domestic and international joint ventures, are accounted for using the equity method. The portion of the Company's investment in Telecom that was required to be sold was accounted for using the cost method. All significant intercompany accounts and transactions have been eliminated.

  Network Services consists of the Company's seven telephone subsidiaries and subsidiaries that provide centralized management, financing, and technical services. Financial Services consists of the Company's lease financing subsidiaries.

  The telephone subsidiaries are included in the consolidated financial statements using generally accepted accounting principles applicable to regulated entities.

Revenue Recognition

  Revenues are recognized as earned on the accrual basis.

  The telephone subsidiaries recognize revenues when services are rendered based on usage of the Company's local exchange network and facilities. For Other Communications and Related Services, revenue is recognized when products are delivered or services are rendered to customers. Cellular operations revenue includes access and usage, equipment, and gross roamer revenue into and out of the Company's markets.

  Financial, Real Estate, and Other Services revenues primarily result from leasing transactions, which are recorded in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

  Direct finance lease receivables consist of the gross minimum lease payments receivable under the leases plus the estimated residual value of the leased property less the unearned income. Unearned income represents the excess of the gross minimum lease payments receivable plus the estimated residual value over the cost of the equipment leased. Unearned income is amortized to income over the term of the lease by methods that provide an approximately level rate of return on the net investment in the lease.

  Leveraged lease receivables consist of the aggregate minimum rentals receivable under the leases, net of related nonrecourse debt, plus the estimated residual value of the leased property less unearned income. The unearned income represents the estimated pretax lease income and unamortized investment tax credits.

  Accumulated deferred income taxes arising from leveraged leases are deducted from leveraged lease receivables to determine the net investment in leveraged leases. Unearned income is recognized at a rate that will distribute income to years in which the net investment in the leveraged lease is positive.

  Operating lease income is recognized in equal monthly amounts over the term of the lease.

Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates market value.

Short-term Investments

  Short-term investments consist of investments that mature 91 days to 12 months from the date of purchase. Short-term investments are stated at cost, which approximates market value.

Inventories

  New and reusable materials of the telephone subsidiaries are carried in inventory, principally at average original cost, except that specific costs are used in the case of large individual items. Nonreusable material is carried at estimated salvage value. Inventories of other subsidiaries are carried at the lower of cost (determined principally on either an average or first-in, first-out basis) or market.

Prepaid Directory

  Costs of directory production and advertising sales are deferred until the directory is published. Such costs are amortized to expense and the related advertising revenues are recognized over the average life of the directory, which is generally 12 months.

Plant and Depreciation

  The telephone subsidiaries' provision for depreciation is based principally on the remaining life method of depreciation and straight-line composite rates. The provision for depreciation is based on the following estimated remaining service lives: buildings, 25 to 35 years; central office equipment, 2 to 12 years; cable, wiring, and conduit, 9 to 45 years; and other equipment, 2 to 20 years. This method provides for the recovery of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining service lives authorized by regulatory commissions. Depreciation expense also includes amortization of certain classes of telephone plant (and certain identified depreciation reserve deficiencies) over periods authorized by regulatory commissions.

  When depreciable plant of the telephone subsidiaries is replaced or retired, the amounts at which such plant has been carried in plant, property and equipment are removed from the respective accounts and charged to accumulated depreciation, and any gains or losses on disposition are amortized over the remaining service lives of the remaining net investment in telephone plant.

  Plant, property and equipment of other subsidiaries is depreciated principally on a straight-line basis over the following estimated useful lives: buildings, 15 to 40 years; and other equipment, 2 to 16 years. When the depreciable assets of these subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income.

Maintenance and Repairs

  The cost of maintenance and repairs of plant, including the cost of replacing minor items not constituting substantial betterments, is charged to operating expenses.

Allowance for Funds Used During Construction

  Regulatory commissions allow the telephone subsidiaries to record an allowance for funds used during construction, which includes both interest and equity return components, as a cost of plant and as an item of other income. Such income is not recovered in cash currently, but will be recoverable over the service life of the plant through higher depreciation expense recognized for regulatory purposes.

Equipment Under Operating Leases

  Equipment under operating leases is depreciated to estimated residual value principally by using a sum-of-the-years-digits method.

Cost in Excess of Net Assets Acquired

  The excess of the acquisition cost over the fair value of net assets of businesses acquired, which is included in noncurrent other assets, is amortized by the straight-line method over periods not exceeding 40 years.

Foreign Currency Translation

  Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at current exchange rates. Revenues and expenses are translated using average rates during the year. Resulting cumulative translation adjustments are recorded as a separate component of Shareowners' Investment. Exchange gains and losses on certain balances of a long-term investment nature between consolidated subsidiaries also are recorded in the separate component of Shareowners' Investment. Other transaction gains and losses that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in results of operations as incurred.

Financial Instruments

  In the normal course of business, the Company employs a variety of off-balance-sheet financial instruments to reduce its exposure to fluctuations in interest and foreign exchange rates, including interest rate swap agreements and forward exchange contracts. The Company designates interest rate swaps as hedges of direct finance lease receivable transfer agreements and debt, and accrues the differential to be paid or received under the agreements as interest rates change and recognizes this expense over the life of the contracts. Realized and unrealized gains and losses arising from forward exchange contracts that hedge certain balances of a long-term investment nature are included in Shareowners' Investment. Realized and unrealized gains and losses on contracts that hedge certain balances of a temporary nature are included in results of operations.

Employee Benefits

  Pension Plans

  Substantially all employees of the Company are covered under noncontributory defined benefit pension plans. The Company uses the projected unit credit actuarial cost method for determining pension cost for financial reporting purposes. Amounts contributed to the Company's pension plans are actuarially determined, principally under the aggregate cost actuarial method, and are subject to applicable federal income tax regulations.

  Postretirement Benefits Other Than Pensions

  Substantially all employees of the Company are covered under postretirement health and life insurance benefit plans.

  Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires accrual accounting for all postretirement benefits other than pensions. Under the prescribed accrual method, the Company's obligation for these postretirement benefits is to be fully accrued by the date employees attain full eligibility for such benefits.

  A portion of the postretirement accrued benefit obligation is contributed to 501(c)(9) trusts and 401h accounts under applicable federal income tax regulations. The amounts contributed to these trusts and accounts are actuarially determined, principally under the aggregate cost actuarial method.

  Postemployment Benefits

  The Company provides employees with postemployment benefits such as disability benefits, workers' compensation, and severance pay.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual accounting for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. Prior to 1993, the cost of these benefits was primarily charged to expense as the benefits were paid.

  Savings Plans and Employee Stock Ownership Plans

  The Company maintains savings plans which cover substantially all of its employees. A substantial portion of the Company's matching contribution is provided through employee stock ownership plans (ESOPs). The Company recognizes expense based on accounting rules applicable to companies with ESOP trusts that held securities prior to December 15, 1989. Under this method, the Company recognizes 80 percent of the cumulative expense that would have been recognized under the shares allocated method.

  The obligations of the ESOP trusts, which are guaranteed by the Company, are recorded as long-term debt and the offsetting deferred compensation is classified as a reduction of Shareowners' Investment. As the ESOP trusts make principal payments, the Company reduces the long-term debt balance. The deferred compensation balance is reduced by the amount of employee compensation recognized as the ESOP shares are allocated to participants.

Income Taxes

  Bell Atlantic Corporation and its domestic subsidiaries file a consolidated federal income tax return.

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No.
109), which requires the determination of deferred taxes using the liability method. Under the liability method, deferred taxes are provided on book and tax basis differences and deferred tax balances are adjusted to reflect enacted changes in income tax rates.

  Prior to 1993, the Company accounted for income taxes based on the provisions of Accounting Principles Board Opinion No. 11, "Accounting for Income Taxes" (APB No. 11). Under APB No. 11, deferred taxes were generally provided to reflect the effect of timing differences on the recognition of revenue and expense determined for financial and income tax reporting purposes. Certain of the telephone subsidiaries did not fully provide deferred income taxes on certain timing differences when regulators permitted only income taxes actually paid to be recognized currently as a cost of service.

  The Tax Reform Act of 1986 repealed the investment tax credit (ITC) as of January 1, 1986, subject to certain transitional rules. ITCs of the telephone subsidiaries were deferred and are being amortized as a reduction to income tax expense over the estimated service lives of the related assets.

Earnings Per Common Share

  Earnings per common share calculations are based on the weighted average number of shares and equivalent shares outstanding during the year and reflect the shares issued in April 1992 in connection with the merger with Metro Mobile CTS, Inc. as outstanding for all years presented.

  Prior to January 1, 1993, for purposes of computing earnings per common share, net income attributable to common shares included the income tax benefit resulting from dividends paid on shares held by the Company's ESOPs. As a result of implementing Statement No. 109, the Company no longer includes the income tax benefit resulting from dividends paid on unallocated shares held by ESOPs in net income attributable to common shares for purposes of computing earnings per share. Pursuant to the provisions of Statement No. 109, the income tax benefit resulting from dividends paid on allocated shares is included in net income.

Reclassifications

  Certain reclassifications of prior years' data have been made to conform to 1993 classifications.

2.DEBT

Long-Term

  Long-term debt consists of the following at December 31:

                                  INTEREST
                                    RATES     MATURITIES   1993      1992
                                ---------------------------------  --------
                                                        (DOLLARS IN MILLIONS)
Communications and Related
 Services
Telephone subsidiaries' deben-
 tures:                          3.25%--7.00% 1995--2025 $1,972.0  $1,827.0
                                7.125%--7.75% 2002--2033  2,105.0   2,155.0
                                 7.85%--8.75% 1994--2031  1,480.0   1,575.0
                                                         --------  --------
                                                          5,557.0   5,557.0
Unamortized discount and premium, net..................    (113.2)   (115.5)
Capital lease obligations--average rate 10.6% and
 10.8%.................................................     125.8     133.4
Other..................................................      43.9      84.9
                                                         --------  --------
                                                          5,613.5   5,659.8
                                                         --------  --------
Financial, Real Estate, and
 Other Services
Notes payable.................  3.63%--11.27% 1994--2014    984.8   1,459.0
Mortgage and installment
 notes........................  3.90%--12.00% 1994--2011     33.3      51.6
Nonrecourse notes.............  7.95%--10.35% 1994--1997      4.3       3.7
Capital lease obligations--average rate 11.1%..........       --       18.9
                                                         --------  --------
                                                          1,022.4   1,533.2
                                                         --------  --------
Corporate
Notes payable.................     6.625%        1997       130.0     379.5
Medium-term notes.............   4.07%--7.24% 1995--2003    570.1      98.8
Unamortized discount...................................      (2.8)     (1.2)
                                                         --------  --------
                                                            697.3     477.1
                                                         --------  --------
Employee Stock Ownership Plan
 Loans
Senior Notes..................      8.17%        2000       633.7     687.2
                                                         --------  --------
Total long-term debt, including current maturities.....   7,966.9   8,357.3
Less maturing within one year..........................     760.7   1,009.1
                                                         --------  --------
Total long-term debt...................................  $7,206.2  $7,348.2
                                                         ========  ========

  Maturities of long-term debt outstanding at December 31, 1993, excluding unamortized discount and premium and capital lease obligations, are as follows:

                                  FINANCIAL,             EMPLOYEE
                  COMMUNICATIONS REAL ESTATE,             STOCK
                   AND RELATED    AND OTHER             OWNERSHIP
YEARS                SERVICES      SERVICES   CORPORATE PLAN LOANS  TOTAL
- -----             -------------- ------------ --------- ---------- --------
                                      (DOLLARS IN MILLIONS)
1994.............    $  100.1      $  587.4    $  --      $ 62.4   $  749.9
1995.............        92.2         251.8      75.7       73.5      493.2
1996.............        35.2          78.6      97.8       85.6      297.2
1997.............          .2          43.7     130.0       98.9      272.8
1998.............        20.1            .6     201.9      113.5      336.1
Thereafter.......     5,353.1          60.3     194.7      199.8    5,807.9
                     --------      --------    ------     ------   --------
Total............    $5,600.9      $1,022.4    $700.1     $633.7   $7,957.1
                     ========      ========    ======     ======   ========

  Telephone subsidiaries' debentures outstanding at December 31, 1993 include $2,072.0 million that are callable. The call prices range from 104.3% to 100.0% of face value, depending upon the remaining term to maturity of the issue. In addition, the telephone subsidiaries' debentures include $640.0 million that will become redeemable for a limited period at the option of the holders. The redemption prices will be 100.0% of face value plus accrued interest.

  Installment and nonrecourse notes in the amount of $9.1 million at December 31, 1993 were collateralized by finance lease receivables and equipment. Mortgage notes in the amount of $25.9 million at December 31, 1993 were collateralized by land and buildings held for investment purposes.

  Corporate debt includes debt securities issued by Bell Atlantic Financial Services, Inc. (FSI), which provides financing for Bell Atlantic and certain of its subsidiaries. At December 31, 1992, corporate debt also included financing related to the Company's investment in Telecom.

  FSI debt securities that are classified as long-term debt (aggregating $700.1 million at December 31, 1993) have the benefit of a Support Agreement dated October 1, 1992 between Bell Atlantic and FSI, under which Bell Atlantic has committed to make payments of interest, premium, if any, and principal on the FSI debt in the event of FSI's failure to pay. The Support Agreement provides that the holders of FSI debt shall not have recourse to the stock or assets of Bell Atlantic's telephone subsidiaries. However, in addition to dividends paid to Bell Atlantic by any of its consolidated subsidiaries, assets of Bell Atlantic that are not subject to such exclusion are available as recourse to holders of FSI debt. The carrying value of the available assets reflected in the consolidated financial statements of Bell Atlantic was approximately $6 billion at December 31, 1993.

  See Note 8 for information on the Employee Stock Ownership Plan Loans.

  The Company has recorded extraordinary charges associated with the early extinguishment of debentures called by the Company's telephone subsidiaries prior to the balance sheet date. These charges reduced net income by $58.4 million (net of an income tax benefit of $36.2 million) in 1993, and $41.6 million (net of an income tax benefit of $25.2 million) in 1992.

Maturing Within One Year

  Debt maturing within one year consists of the following at December 31:

                                                     1993      1992      1991
                                                   --------  --------  --------
                                                     (DOLLARS IN MILLIONS)
Notes payable:
 Bank loans......................................  $  582.0  $  336.2  $  304.1
 Commercial paper................................   1,334.6   1,358.2     817.2
Long-term debt maturing within one year..........     760.7   1,009.1   1,710.8
                                                   --------  --------  --------
Total............................................  $2,677.3  $2,703.5  $2,832.1
                                                   ========  ========  ========
Average amounts of notes payable outstanding dur-
 ing the year*...................................  $1,398.7  $1,616.1  $1,821.9
Weighted average interest rates for notes payable
 outstanding during the year**...................       3.3%      3.9%      6.3%
Maximum amounts of notes payable at any month-end
 during the year.................................  $1,916.6  $2,368.4  $2,292.3

- --------
 *Amounts represent average daily face amounts of notes.
**Weighted average interest rates are computed by dividing average daily face amounts of notes into the aggregate related interest expense and include both domestic and international borrowings.

  Construction of telephone plant and the operations of the Company's Financial Services, real estate, and cellular subsidiaries are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

  At December 31, 1993, the Company had in excess of $2.0 billion of unused bank lines of credit. The availability of these lines, for which there are no formal compensating balances or commitment fee agreements, is at the discretion of each bank.

3.PLANT, PROPERTY AND EQUIPMENT

  Plant, property and equipment, which is stated at cost, is summarized as follows at December 31:

                                          1993                      1992
                         --------------------------------------  ----------
                                         FINANCIAL,
                         COMMUNICATIONS REAL ESTATE,
                          AND RELATED    AND OTHER
                            SERVICES      SERVICES     TOTAL       TOTAL
                         -------------- ------------ ----------  ----------
                                       (DOLLARS IN MILLIONS)
Land....................   $    151.1     $ 110.9    $    262.0  $    252.6
Buildings...............      2,349.8       256.9       2,606.7     2,504.5
Central office equip-
 ment...................     11,905.5          --      11,905.5    11,498.4
Cable, wiring, and con-
 duit...................     11,635.4          --      11,635.4    11,209.7
Other equipment.........      4,483.7        55.8       4,539.5     4,241.9
Other...................        544.5       151.7         696.2       652.4
Construction-in-pro-
 gress..................        682.4         2.2         684.6       686.7
                           ----------     -------    ----------  ----------
                             31,752.4       577.5      32,329.9    31,046.2
Accumulated deprecia-
 tion...................    (11,862.7)     (101.3)    (11,964.0)  (10,716.2)
                           ----------     -------    ----------  ----------
Total...................   $ 19,889.7     $ 476.2    $ 20,365.9  $ 20,330.0
                           ==========     =======    ==========  ==========

4.LEASING ARRANGEMENTS AS LESSOR

  Certain of the Company's subsidiaries provide a variety of leasing services, predominantly related to computer, medical, and industrial equipment and real estate properties. The leases are classified as capital or operating leases in accordance with the provisions of Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

  Finance lease and notes receivable, net, consist of the following components at December 31:

                                    1993                         1992
                         ---------------------------  ---------------------------
                                   DIRECT                       DIRECT
                         LEVERAGED FINANCE            LEVERAGED FINANCE
                          LEASES   LEASES    TOTAL     LEASES   LEASES    TOTAL
                         --------- -------  --------  --------- -------  --------
                                         (DOLLARS IN MILLIONS)
Minimum lease payments
 receivable.............  $ 879.9  $ 736.1  $1,616.0   $ 905.2  $ 732.3  $1,637.5
Estimated residual val-
 ue.....................    584.1    136.9     721.0     584.1    154.2     738.3
Unearned income.........   (542.8)  (156.8)   (699.6)   (573.8)  (167.6)   (741.4)
                          -------  -------  --------   -------  -------  --------
                          $ 921.2  $ 716.2   1,637.4   $ 915.5  $ 718.9   1,634.4
                          =======  =======             =======  =======
Allowance for doubtful
 accounts...............                       (48.9)                       (52.2)
                                            --------                     --------
Finance lease receiv-
 ables, net.............                     1,588.5                      1,582.2
Notes receivable........                       926.5                        882.5
                                            --------                     --------
Finance lease and notes
 receivable, net........                    $2,515.0                     $2,464.7
                                            ========                     ========

  Minimum lease payments receivable for the leveraged leases are shown net of principal and interest on the associated nonrecourse debt. Accumulated deferred taxes arising from leveraged leases, which are included in deferred income taxes, amounted to $799.8 million and $742.7 million at December 31, 1993 and 1992, respectively.

  Notes receivable consist of amounts due to the Financial Services subsidiaries in connection with various financing and lending arrangements. The notes bear interest at rates ranging from 6.0% to 20.0% and mature in varying amounts between the years 1994 and 2015.

  Equipment under operating leases is net of accumulated depreciation of $652.4 million and $758.2 million at December 31, 1993 and 1992, respectively.

  Plant, property and equipment at December 31, 1993 and 1992 includes real estate property under operating leases, or held for lease, of $434.3 million and $471.7 million, less accumulated depreciation of $67.9 million and $62.8 million, respectively.

  Future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged leases, for the periods shown are as follows at December 31, 1993:

      YEARS                                      CAPITAL LEASES  OPERATING LEASES
      -----                                      --------------  ----------------
                                                      (DOLLARS IN MILLIONS)
      1994.....................................     $  242.7         $135.4
      1995.....................................        201.2          109.5
      1996.....................................        140.8           74.2
      1997.....................................         95.0           52.8
      1998.....................................         64.0           34.7
      Thereafter...............................        872.3           86.4
                                                    --------         ------
      Total....................................     $1,616.0         $493.0
                                                    ========         ======

5.  LEASING ARRANGEMENTS AS LESSEE

  The Company has entered into both capital and operating leases for facilities and equipment used in operations. Plant, property and equipment included capital leases of $221.2 million and $211.3 million and related accumulated amortization of $112.7 million and $91.5 million at December 31, 1993 and 1992, respectively. In 1993, 1992, and 1991, the Company incurred initial capital lease obligations of $13.6 million, $15.2 million, and $40.2 million, respectively.

  Total rent expense amounted to $307.8 million in 1993, $295.7 million in 1992, and $298.1 million in 1991.

  At December 31, 1993, the aggregate minimum rental commitments under noncancelable leases for the periods shown are as follows:

      YEARS                                     CAPITAL LEASES  OPERATING LEASES
      -----                                     --------------  ----------------
                                                     (DOLLARS IN MILLIONS)
      1994....................................      $ 24.5         $  122.8
      1995....................................        22.6            106.3
      1996....................................        23.0             93.3
      1997....................................        19.4             85.4
      1998....................................        17.5             73.1
      Thereafter..............................       112.4            645.8
                                                    ------         --------
      Total...................................       219.4         $1,126.7
                                                                   ========
      Less imputed interest and executory
       costs..................................        93.6
                                                    ------
      Present value of net minimum lease pay-
       ments..................................       125.8
      Less current installments...............        10.8
                                                    ------
      Long-term obligation at December 31,
       1993...................................      $115.0
                                                    ======

  As of December 31, 1993, the total minimum sublease rentals to be received in the future under noncancelable operating subleases was $86.5 million.

6.SHAREOWNERS' INVESTMENT

                                                COMMON
                           COMMON STOCK     STOCK ISSUABLE                                     TREASURY STOCK
                         ----------------- -----------------                                  -----------------
                                                                                    FOREIGN                      DEFERRED
                                                              CONTRI-    REIN-     CURRENCY                      COMPEN-
                         SHARES (IN        SHARES (IN          BUTED     VESTED   TRANSLATION SHARES (IN         SATION--
                         THOUSANDS) AMOUNT THOUSANDS) AMOUNT  CAPITAL   EARNINGS  ADJUSTMENT  THOUSANDS) AMOUNT    ESOP
                         ---------- ------ ---------- ------  --------  --------  ----------- ---------- ------  --------
                                               (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
Balance, December 31,
 1990..................   433,818   $433.8     --     $ --    $5,301.3  $3,904.0    $(29.8)      6,302   $316.7   $761.1
Loss...................                                                   (324.4)
Dividends declared on
 common stock
 ($2.52 per share).....                                                   (993.7)
Purchase of common
 stock for treasury....                                                                            329     15.3
Sales and distributions
 of treasury shares to
 employee savings plans
 and shareowner
 dividend reinvestment
 and stock purchase
 plan..................                                          (10.3)                         (2,949)  (148.9)
Treasury shares
 distributed in
 connection with stock
 incentive plans.......                                             .3                            (240)   (11.5)
Foreign currency
 translation
 adjustment, net of
 income tax benefit of
 $4.7 million..........                                                              (70.7)
Reduction of ESOP
 obligations...........                                                                                            (39.7)
Tax benefit of
 dividends paid to
 ESOPs.................                                                     14.4
Metro Mobile CTS, Inc.
 premerger acquisition
 activities............                                           35.8
Other..................                                            (.1)
                          -------   ------    ---     ------  --------  --------    ------      ------   ------   ------
Balance, December 31,
 1991..................   433,818    433.8     --       --     5,327.0   2,600.3    (100.5)      3,442    171.6    721.4
Net income.............                                                  1,340.6
Dividends declared on
 common stock
 ($2.60 per share).....                                                 (1,102.3)
Acquisitions...........       337       .4    186         .2      23.0
Purchase of common
 stock for treasury....                                                                              3       .1
Sales and distribution
 of treasury shares to
 employee savings plans
 and shareowner
 dividend reinvestment
 and stock purchase
 plan..................                                           (9.1)                         (2,915)  (146.4)
Treasury shares
 distributed in
 connection with stock
 incentive plans.......                                           (1.2)                           (344)   (16.2)
Foreign currency
 translation
 adjustment, net of
 income tax benefit of
 $5.3 million..........                                                              (39.6)
Reduction of ESOP
 obligations...........                                                                                            (42.2)
Tax benefit of
 dividends paid to
 ESOPs.................                                                     14.8
Metro Mobile CTS, Inc.
 premerger activities..                                           17.0
Other..................                                             .2
                          -------   ------    ---     ------  --------  --------    ------      ------   ------   ------
Balance, December 31,
 1992..................   434,155    434.2    186         .2   5,356.9   2,853.4    (140.1)        186      9.1    679.2
Net income.............                                                  1,403.4
Dividends declared on
 common stock
 ($2.68 per share).....                                                 (1,166.6)
Acquisition............                         3        --         .6                             (70)    (3.4)
Distribution of common
 stock to employee
 savings plans.........       256       .2                        12.3
Sale of common stock to
 shareowner dividend
 reinvestment and stock
 purchase plan.........       278       .3                        16.0
Common stock
 distributed in
 connection with stock
 incentive plans.......       510       .4                        30.3      (8.2)                  (66)    (3.3)
Common stock issued
 pursuant to
 acquisition agreement.        47       .1    (47)       (.1)
Common stock
 distributed to Metro
 Mobile CTS, Inc.
 shareowners...........       884       .9                         (.9)
Foreign currency
 translation
 adjustment, net of
 income tax benefit of
 $6.3 million..........                                                               56.2
Reduction of ESOP
 obligations...........                                                                                            (44.9)
Tax benefit of
 dividends paid to
 ESOPs.................                                                     11.6
                          -------   ------    ---     ------  --------  --------    ------      ------   ------   ------
Balance, December 31,
 1993..................   436,130   $436.1    142     $   .1  $5,415.2  $3,093.6    $(83.9)         50   $  2.4   $634.3
                          =======   ======    ===     ======  ========  ========    ======      ======   ======   ======

  Bell Atlantic Corporation is authorized to issue up to 12.5 million shares each of Preferred and Preference stock and 1.5 billion shares of common stock.

  Under the terms of an acquisition of a cellular telephone system in 1992, the Company issued 46,449 shares of common stock in October 1993. Additionally, the Company is required to deliver 46,449 common shares in October 1994 and 92,899 common shares in October 1995 (subject to reduction for certain contingencies) pursuant to this agreement.

  Under the terms of an acquisition in 1993 of a permit for the construction of a cellular telephone system, the Company will be required to deliver 2,720 shares of its common stock in March 1994.

  In 1993, the Company issued 883,832 shares of common stock to settle certain litigation arising from the merger with Metro Mobile CTS, Inc. (Note 13). This settlement had no impact on the Company's results of operations.

  Under a Shareholder Rights Plan adopted in 1989, one right is attached to each outstanding share of common stock. When exercisable, each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $250, subject to adjustment. The rights become exercisable and will trade separately from the common stock 10 days after a person or group acquires, or announces a tender offer for, 15% or more of the Company's outstanding common stock. In the event any person acquires 15% or more of the Company's common stock (except pursuant to certain transactions previously approved by the Board of Directors), each holder of a right other than such person will have the right to receive, upon payment of the exercise price, common stock of the Company with a market value of two times the exercise price. In the event that the Company is acquired in a merger or other business combination, or certain events occur, each right entitles the holder to purchase shares of common stock of the surviving company having a market value of twice the exercise price of the right. Until the rights become exercisable, they may be redeemed by the Company at a price of one cent per right. The rights expire on April 10, 1999.

7.STOCK INCENTIVE PLANS

  Under the Bell Atlantic Stock Incentive Plan (the Plan), a total of 14,000,000 shares of common stock may be distributed upon the exercise of incentive stock options and for payment of performance share awards. Key employees may be granted incentive stock options to purchase shares of Bell Atlantic's common stock at prices not less than the fair market value of the stock at the date of the grant. Stock appreciation rights (SARs) may also be granted in tandem with the incentive stock options. Upon exercise of the SARs, the related incentive stock options are canceled. Incentive stock options and SARs are exercisable at dates determined by the terms of the grant, but not later than 10 years from the date of the grant.

  The Plan also provides for the granting of performance share awards to certain key employees. Payment of performance share awards is based on the achievement of financial, market performance, and other objectives set by the Board of Directors, typically over a five year period, and made in stock, unless otherwise determined by the Board. The Plan also allows payment of the performance share awards to be deferred until later periods.

  A subsidiary of Bell Atlantic also maintains a separate performance share award plan that provides for awards of Bell Atlantic's common stock, distributable at various times, based on the subsidiary's performance and other factors.

  Incentive stock options, SARs and performance share awards outstanding under both the Bell Atlantic and the subsidiary's plans are as follows:

                                                  WEIGHTED AVERAGE
                                                       PRICE
                             INCENTIVE              OF INCENTIVE   PERFORMANCE
                           STOCK OPTIONS  SARS     STOCK OPTIONS   SHARE AWARDS
                           ------------- -------  ---------------- ------------
Outstanding, December 31,
 1990.....................     777,501    41,112       $41.68       1,293,261
Granted...................   1,085,462    33,034       $53.35         585,049
Exercised/Distributed.....     (58,994)      --        $35.50        (286,061)
Canceled..................     (99,264)  (35,628)      $47.09        (163,368)
                             ---------   -------                    ---------
Outstanding, December 31,
 1991.....................   1,704,705    38,518       $49.01       1,428,881
Granted...................     993,008       --        $47.04         119,026
Exercised/Distributed.....    (117,677)      --        $35.00        (403,288)
Canceled..................    (167,834)  (23,116)      $51.91        (142,873)
                             ---------   -------                    ---------
Outstanding, December 31,
 1992.....................   2,412,202    15,402       $48.68       1,001,746
Granted...................     930,219       --        $53.45          91,258
Exercised/Distributed.....    (664,753)      --        $47.77        (280,049)
Canceled..................     (95,100)   (2,742)      $52.08         (76,576)
                             ---------   -------                    ---------
Outstanding, December 31,
 1993.....................   2,582,568    12,660       $50.50         736,379
                             =========   =======                    =========

  At December 31, 1993, incentive stock options to purchase 1,742,207 shares of common stock were exercisable under the Plan. A total of 8,114,064 and 8,888,299 shares of common stock were available for the granting of incentive stock options and performance share awards under the Plan at December 31, 1993 and 1992, respectively. Compensation expense related to the stock incentive plans described above amounted to $18.6 million in 1993, $17.0 million in 1992, and $20.6 million in 1991. At December 31, 1993, employees had deferred receipt of 243,618 shares awarded under the Company's incentive award plans.

8. EMPLOYEE BENEFITS

Pension Plans

  Substantially all of the Company's management and associate employees are covered under noncontributory defined benefit pension plans. The pension benefit formula is based on a flat dollar amount per year of service according to job classification under the associate plan and a stated percentage of adjusted career average earnings under the plans for management employees. The Company's objective in funding the plans is to accumulate funds at a relatively stable level over participants' working lives so that benefits are fully funded at retirement. Plan assets consist principally of investments in domestic and foreign corporate equity securities, U.S. and foreign Government and corporate debt securities, and real estate.

  Pension cost is composed of the following:

                                                  YEARS ENDED DECEMBER 31,
                                                 -----------------------------
                                                   1993      1992      1991
                                                 ---------  -------  ---------
                                                    (DOLLARS IN MILLIONS)
Benefits earned during the year................. $   162.7  $ 171.3  $   184.5
Interest on projected benefit obligation........     818.9    786.8      735.1
Actual return on plan assets....................  (1,731.7)  (514.9)  (2,166.9)
Deferral of difference between actual and
 assumed return on plan assets..................     898.3   (309.6)   1,433.3
Net amortization................................        .9    (10.3)     (30.3)
Special termination benefits....................       --      45.0       10.1
                                                 ---------  -------  ---------
Pension cost.................................... $   149.1  $ 168.3  $   165.8
                                                 =========  =======  =========
Pension cost as a percentage of salaries and
 wages..........................................       4.9%     5.7%       5.5%
                                                 =========  =======  =========

  The decrease in pension cost in 1993 is due to the net effect of the elimination of one-time charges associated with special termination benefits that were recognized in the preceding years, favorable investment experience, and changes in plan demographics due to retirement and severance programs.

  In 1992, the Company recognized $45.0 million of special termination benefit costs related to the early retirement of associate employees of the Network Services companies. The special termination benefit costs and the net effect of changes in plan provisions, certain actuarial assumptions, and the amortization of actuarial gains and losses related to demographic and investment experience increased pension cost in 1992. A change in the expected long-term rate of return on plan assets resulted in a $75.0 million reduction in pension cost (which reduced operating expenses by $68.0 million after the capitalization of amounts related to the construction program) and substantially offset the 1992 cost increase.

  The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets as of December 31:

                                                            1993       1992
                                                          ---------  ---------
                                                              (DOLLARS IN
                                                               MILLIONS)
Actuarial present value of benefit obligations:
 Benefits based on service to date and present salary
  levels
  Vested................................................. $ 7,993.1  $ 7,428.8
  Nonvested..............................................   2,176.1    2,263.1
                                                          ---------  ---------
   Accumulated benefit obligation........................  10,169.2    9,691.9
 Additional benefits related to estimated future salary
  levels.................................................   1,293.9    1,134.6
                                                          ---------  ---------
   Projected benefit obligation..........................  11,463.1   10,826.5
                                                          ---------  ---------
Fair value of plan assets................................  12,368.7   11,487.0
                                                          ---------  ---------
Plan assets in excess of projected benefit obligation....    (905.6)    (660.5)
Unrecognized net gain....................................   1,173.5    1,256.8
Unamortized prior service cost...........................     121.5     (371.3)
Unamortized net transition asset.........................     211.6      231.2
Additional minimum liability for nonqualified plans......      52.5       54.0
                                                          ---------  ---------
Accrued pension obligation............................... $   653.5  $   510.2
                                                          =========  =========

  The assumed discount rate used to measure the projected benefit obligation was 7.25% at December 31, 1993 and 7.75% at December 31, 1992. The assumed rate of future increases in compensation levels was 5.25% at December 31, 1993 and 1992. The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992, and 7.5% for 1991. The vested benefit obligation represents the actuarial present value of vested benefits to which employees are currently entitled based on the employees' expected dates of separation or retirement.

  The Company has in the past entered into collective bargaining agreements with the unions representing certain employees and expects to do so in the future. Pension benefits have been included in these agreements and improvements in benefits have been made from time to time. Additionally, the Company has amended the benefit formula under pension plans maintained for its management employees. Expectations with respect to future amendments to the Company's pension plans have been reflected in determining the Company's pension cost under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (Statement No. 87). Since the projected benefit obligation, as calculated under Statement No. 87, relies on assumptions concerning future events, a comparison of the projected benefit obligation to the fair value of plan assets at December 31, 1993 and 1992 may not be meaningful.

Postretirement Benefits Other Than Pensions

  Effective January 1, 1991, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (Statement No. 106). Statement No. 106 requires accrual accounting for all postretirement benefits other than pensions. Under the prescribed accrual method, the Company's obligation for these postretirement benefits is fully accrued by the date employees attain full eligibility for such benefits.

  In conjunction with the adoption of Statement No. 106, the Company elected, for financial reporting purposes, to recognize immediately the accumulated postretirement benefit obligation for current and future retirees, net of the fair value of plan assets and recognized accrued postretirement benefit cost (transition obligation), in the amount of $1,554.3 million, net of a deferred income tax benefit of $945.6 million.

  For purposes of measuring the interstate rate of return achieved by the telephone subsidiaries, the Federal Communications Commission (FCC) permits recognition of postretirement benefit costs, including amortization of the transition obligation, in accordance with the prescribed accrual method included in Statement No. 106. In

January 1993, the FCC denied adjustments to the interstate price cap formula which would have permitted tariff increases to reflect the incremental postretirement benefit cost resulting from the adoption of Statement No. 106.

  Accrued postretirement benefit cost, including amortization of the transition obligation, has generally been recognized for purposes of measuring the intrastate rate of return achieved by the telephone subsidiaries. In Maryland, Delaware, and the District of Columbia, the postretirement benefit cost recognized for intrastate rate of return measurement purposes is not in accordance with the prescribed amortization method in Statement No. 106. New Jersey, Pennsylvania, and West Virginia have not authoritatively approved the recognition of postretirement benefit cost in excess of pay-as-you-go amounts. In Virginia, recognition of postretirement benefit cost, including the amortization of the transition obligation, is permitted for rate of return measurement purposes, so long as recognition of such costs does not cause the company to seek a rate increase. Tariff increases for substantially all of the incremental intrastate postretirement benefit cost resulting from the adoption of Statement No. 106 have not been permitted.

  Pursuant to Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71), a regulatory asset associated with the recognition of the transition obligation was not recorded because of uncertainties as to the timing and extent of recovery given the Company's assessment of its long-term competitive environment.

  Substantially all of the Company's management and associate employees are covered under postretirement health and life insurance benefit plans. The determination of benefit cost for postretirement health benefit plans is based on comprehensive hospital, medical, surgical, and dental benefit plan provisions. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on annual basic pay at retirement.

  The Company funds the postretirement health and life insurance benefits of current and future retirees. Plan assets consist principally of investments in domestic and foreign corporate equity securities, and U.S. Government and corporate debt securities.

  Postretirement benefit cost is composed of the following:

                         YEAR ENDED DECEMBER 31,    YEAR ENDED DECEMBER 31,   YEAR ENDED DECEMBER 31,
                                   1993                      1992                       1991
                         -------------------------  ------------------------  -------------------------
                                   LIFE                       LIFE                      LIFE
                         HEALTH  INSURANCE  TOTAL   HEALTH  INSURANCE TOTAL   HEALTH  INSURANCE  TOTAL
                         ------  --------- -------  ------  --------- ------  ------  --------- -------
                                                   (DOLLARS IN MILLIONS)
Benefits earned during
 the year............... $ 64.9   $  8.4   $  73.3  $ 55.4   $  8.7   $ 64.1  $ 50.5   $  7.2   $  57.7
Interest on accumulated
 postretirement benefit
 obligation.............  270.1     32.0     302.1   234.1     32.8    266.9   221.5     30.5     252.0
Actual return on plan
 assets.................  (77.4)   (86.3)   (163.7)  (21.7)   (35.4)   (57.1)  (64.6)   (99.8)   (164.4)
Net amortization and
 deferral...............   55.7     47.0     102.7     1.4     (2.5)    (1.1)   45.5     68.1     113.6
                         ------   ------   -------  ------   ------   ------  ------   ------   -------
Postretirement benefit
 cost................... $313.3   $  1.1   $ 314.4  $269.2   $  3.6   $272.8  $252.9   $  6.0   $ 258.9
                         ======   ======   =======  ======   ======   ======  ======   ======   =======

  As a result of the 1992 collective bargaining agreements, the Company amended the postretirement medical benefit plan for associate employees and certain associate retirees of the Network Services subsidiaries. The increase in the postretirement benefit cost between 1993 and 1991 was primarily due to the change in benefit levels and claims experience. Also contributing to this increase were changes in actuarial assumptions and demographic experience.

  The following table sets forth the plans' funded status and the amounts recognized in the Company's Consolidated Balance Sheets as of December 31:

                                      1993                          1992
                           ----------------------------  ----------------------------
                                       LIFE                          LIFE
                            HEALTH   INSURANCE  TOTAL     HEALTH   INSURANCE  TOTAL
                           --------  --------- --------  --------  --------- --------
                                            (DOLLARS IN MILLIONS)
Accumulated
 postretirement benefit
 obligation attributable
 to:
 Retirees................  $2,218.0   $ 295.0  $2,513.0  $1,893.7   $247.6   $2,141.3
 Fully eligible plan
  participants...........     319.8        .3     320.1     450.1     79.2      529.3
 Other active plan
  participants...........   1,362.1     174.0   1,536.1   1,074.4    139.5    1,213.9
                           --------   -------  --------  --------   ------   --------
  Total accumulated
   postretirement benefit
   obligation............   3,899.9     469.3   4,369.2   3,418.2    466.3    3,884.5
                           --------   -------  --------  --------   ------   --------
Fair value of plan
 assets..................     676.9     600.9   1,277.8     512.8    537.1    1,049.9
                           --------   -------  --------  --------   ------   --------
Accumulated
 postretirement benefit
 obligation in excess of
 (less than) plan assets.   3,223.0    (131.6)  3,091.4   2,905.4    (70.8)   2,834.6
Unrecognized net gain
 (loss)..................    (528.8)    101.5    (427.3)   (233.8)    41.4     (192.4)
Unamortized prior service
 cost....................     (65.3)     (7.4)    (72.7)    (84.5)    (9.2)     (93.7)
                           --------   -------  --------  --------   ------   --------
Accrued (prepaid)
 postretirement benefit
 obligation..............  $2,628.9   $ (37.5) $2,591.4  $2,587.1   $(38.6)  $2,548.5
                           ========   =======  ========  ========   ======   ========

  The assumed discount rate used to measure the accumulated postretirement benefit obligation was 7.25% at December 31, 1993 and 7.75% at December 31, 1992. The assumed rate of future increases in compensation levels was 5.25% at December 31, 1993 and 1992. The expected long-term rate of return on plan assets was 8.25% for 1993 and 1992 and 7.5% for 1991. The medical cost trend rate in 1993 was approximately 13.0%, grading down to an ultimate rate in 2003 of approximately 5.0%. The dental cost trend rate in 1993 and thereafter is approximately 4.0%. A one percentage point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 1993 net periodic postretirement benefit cost by $48.0 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1993 by $493.7 million.

  Postretirement benefits other than pensions have been included in collective bargaining agreements and have been modified from time to time. The Company has periodically modified benefits under plans maintained for its management employees. Expectations with respect to future amendments to the Company's postretirement benefit plans have been reflected in determining the Company's postretirement benefit cost under Statement No. 106.

Postemployment Benefits

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112). Statement No. 112 requires accrual accounting for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. This change principally affects the Company's accounting for disability and workers' compensation benefits, which previously were charged to expense as the benefits were paid.

  The cumulative effect at January 1, 1993 of adopting Statement No. 112 reduced net income by $85.0 million, net of a deferred income tax benefit of $50.6 million. The adoption of Statement No. 112 did not have a significant effect on the Company's ongoing level of operating expense in 1993.

Savings Plans and Employee Stock Ownership Plans

  The Company has established savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis and encourage employees to acquire and maintain an equity interest in the Company. Under these plans, the Company matches a certain percentage of eligible employee contributions with shares of the Company's common stock. Two leveraged employee stock ownership plans (ESOPs) were established to purchase the Company's common stock and fund the Company's matching contribution. Common stock is allocated from the ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt.

  The ESOP trusts were funded by the issuance of $790.0 million in ESOP Senior Notes. Effective January 1, 1993, the annual interest rate on the ESOP Senior Notes was reduced from 8.25% to 8.17%. The ESOP Senior Notes are payable in semiannual installments, which began on January 1, 1990 and end in the year 2000. The ESOP trusts will repay the notes, including interest, with funds from the Company's contributions to the ESOP trusts, as well as dividends received on unallocated shares of common stock and interest earned on the cash balances of the ESOP trusts.

  Total ESOP cost and trust activity consists of the following:

                                                         YEARS ENDED DECEMBER
                                                                 31,
                                                         ----------------------
                                                          1993    1992    1991
                                                         ------  ------  ------
                                                             (DOLLARS IN
                                                              MILLIONS)
Compensation............................................ $ 45.0  $ 42.2  $ 39.7
Interest incurred.......................................   52.9    57.7    61.3
Dividends...............................................  (33.3)  (35.7)  (37.6)
Other trust earnings and expenses, net..................     .1      .1     (.1)
                                                         ------  ------  ------
Net leveraged ESOP cost.................................   64.7    64.3    63.3
Additional ESOP cost....................................     .9    26.0    27.5
                                                         ------  ------  ------
Total ESOP cost......................................... $ 65.6  $ 90.3  $ 90.8
                                                         ======  ======  ======
Dividends received for debt service..................... $ 43.4  $ 43.4  $ 42.2
                                                         ======  ======  ======
Total company contributions to trusts................... $ 80.3  $ 88.1  $ 92.2
                                                         ======  ======  ======

9.INCOME TAXES

  Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No.
109). Statement No. 109 requires the determination of deferred taxes using the liability method. Under the liability method, deferred taxes are provided on book and tax basis differences and deferred tax balances are adjusted to reflect enacted changes in income tax rates. Prior to 1993, the Company accounted for income taxes based on the provisions of Accounting Principles Board Opinion No. 11.

  Statement No. 109 has been adopted on a prospective basis and amounts presented for prior years have not been restated. As of January 1, 1993, the Company recorded a tax benefit of $65.2 million, which has been reflected in the Consolidated Statement of Income as the cumulative effect of a change in accounting principle. This tax benefit is principally attributable to net operating loss (NOL) carryforwards of the Metro Mobile CTS, Inc. (Metro Mobile) subsidiaries that the Company expects to realize based on projections of future taxable income.

  Upon adoption of Statement No. 109, the effects of required adjustments to deferred tax balances of the telephone subsidiaries were primarily deferred on the balance sheet as regulatory assets and liabilities in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). At January 1, 1993, the telephone subsidiaries recorded income tax-related regulatory assets totaling $976.6 million in Other Assets. These regulatory assets represent the anticipated future regulatory recognition of the Statement No. 109 adjustments to recognize (i) temporary differences for which deferred taxes had not been provided and (ii) the increase in the deferred state tax liability which resulted from increases in state income tax rates subsequent to the dates the deferred taxes were recorded. In addition, income tax-related regulatory liabilities totaling $1,043.8 million were recorded in Deferred Credits and Other Liabilities--Other. These regulatory liabilities represent the anticipated future regulatory recognition of the Statement No. 109 adjustments to recognize (i) a reduced deferred tax liability resulting from decreases in federal income tax rates subsequent to the dates the deferred taxes were recorded and (ii) a deferred tax benefit required to recognize the effects of the temporary differences attributable to the Company's policy of accounting for investment tax credits using the deferred method. These deferred taxes and regulatory assets and liabilities have been increased for the tax effect of future revenue requirements. These regulatory assets and liabilities are amortized at the time the related deferred taxes are recognized in the ratemaking process.

  Prior to the adoption of Statement No. 109, the telephone subsidiaries had income tax timing differences for which deferred taxes had not been provided pursuant to the ratemaking process of approximately $615 million and $522 million at December 31, 1992 and 1991, respectively. These timing differences principally related to the allowance for funds used during construction and certain taxes and payroll-related construction costs capitalized for financial statement purposes, but deducted currently for income tax purposes, net of applicable depreciation. At December 31, 1992 and 1991, deferred state taxes had not been provided on an additional $2,057 million and $1,999 million, respectively, of income tax timing differences, principally related to accelerated tax depreciation.

  The Omnibus Budget Reconciliation Act of 1993, which was enacted in August 1993, increased the federal corporate income tax rate from 34% to 35%, effective January 1, 1993. In the third quarter of 1993, the Company recorded a net charge to the tax provision of approximately $3 million, which included an approximate $20 million charge for the nine month effect of the 1% rate increase, largely offset by a one-time net benefit of approximately $17 million related to adjustments to deferred tax assets associated with the postretirement benefit obligation of the telephone subsidiaries and the deferred tax liabilities and assets of the nonregulated subsidiaries (including the recorded benefit of the Metro Mobile pre-acquisition NOLs).

  Pursuant to Statement No. 71, the effect of the income tax rate increase on the deferred tax balances of the telephone subsidiaries was primarily deferred through the establishment of regulatory assets of $23.9 million and the reduction of regulatory liabilities of $94.1 million. The telephone subsidiaries did not recognize regulatory assets and liabilities related to the postretirement benefit obligation or the associated deferred income tax asset.

  The components of income tax expense from continuing operations are as follows:

                                                        YEARS ENDED DECEMBER
                                                                 31,
                                                        -----------------------
                                                         1993     1992    1991
                                                        -------  ------  ------
                                                        (DOLLARS IN MILLIONS)
Current:
 Federal............................................... $ 814.0  $614.9  $588.1
 State and local.......................................   150.0   134.7   124.5
                                                        -------  ------  ------
                                                          964.0   749.6   712.6
                                                        -------  ------  ------
Deferred:
 Federal...............................................  (107.9)  (35.5)   28.6
 State and local.......................................     2.1     9.4    (8.4)
                                                        -------  ------  ------
                                                         (105.8)  (26.1)   20.2
                                                        -------  ------  ------
                                                          858.2   723.5   732.8
                                                        -------  ------  ------
Investment tax credits.................................   (66.2)  (80.0)  (68.0)
                                                        -------  ------  ------
Total.................................................. $ 792.0  $643.5  $664.8
                                                        =======  ======  ======

  For the years ended December 31, 1992 and 1991, deferred income tax expense resulted from timing differences in the recognition of revenue and expense for financial and income tax accounting purposes. The sources of these timing differences and the tax effects of each were as follows:

                                                                  YEARS ENDED
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1992    1991
                                                                 ------  ------
                                                                  (DOLLARS IN
                                                                   MILLIONS)
Leveraged lease transactions.................................... $ 58.4  $ 82.0
Accelerated depreciation........................................   (3.4)   43.0
Direct financing and operating lease transactions...............  (26.5)  (25.3)
Alternative Minimum Tax.........................................   41.8    33.6
Employee benefits...............................................  (41.8)  (72.5)
Other, net......................................................  (54.6)  (40.6)
                                                                 ------  ------
Total........................................................... $(26.1) $ 20.2
                                                                 ======  ======

   The provision for income taxes varies from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The difference is attributable to the following factors:

                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                              ----------------
                                                              1993  1992  1991
                                                              ----  ----  ----
Statutory federal income tax rate............................ 35.0% 34.0% 34.0%
Investment tax credits....................................... (2.6) (3.3) (2.9)
State income taxes, net of federal tax benefits..............  3.9   4.2   3.8
Benefit of rate differential applied to reversing timing
 differences................................................. (2.6) (3.3) (3.2)
Reversal of previously capitalized taxes and payroll-related
 construction costs..........................................  1.5    .6   1.4
Other, net...................................................  (.4)  (.4)  2.0
                                                              ----  ----  ----
Effective income tax rate.................................... 34.8% 31.8% 35.1%
                                                              ====  ====  ====

   At December 31, 1993, the significant components of deferred tax assets and liabilities were as follows:

                                                           DEFERRED   DEFERRED
                                                             TAX         TAX
                                                            ASSETS   LIABILITIES
                                                           --------  -----------
                                                               (DOLLARS IN
                                                                MILLIONS)
Depreciation..............................................  $   --    $3,817.1
Employee benefits.........................................  1,384.7        --
Investment tax credits....................................    284.9        --
Leasing activities........................................      --       901.8
Net operating loss carryforwards:
 Federal..................................................    111.5        --
 State....................................................     60.4        --
Advance payments..........................................     61.4        --
Other.....................................................    435.2      327.7
                                                           --------   --------
                                                            2,338.1    5,046.6
 Valuation allowance......................................    (74.8)       --
                                                           --------   --------
Total..................................................... $2,263.3   $5,046.6
                                                           ========   ========

  Total deferred tax assets include approximately $1,033 million related to postretirement benefit costs recognized in accordance with Statement No. 106. This deferred tax asset will gradually be realized over the estimated lives of current retirees and employees.

  At December 31, 1993, NOL carryforwards for federal income tax purposes were approximately $318 million. The NOL carryforwards, which expire from 1998 to 2006, relate principally to the Metro Mobile subsidiaries. Federal tax law restricts the future utilization of the Metro Mobile NOL carryforwards, permitting them to offset only the taxable income earned by the Metro Mobile subconsolidated group. At December 31, 1993, NOL carryforwards for state income tax purposes were approximately $798 million (excluding amounts attributable to leveraged leases) and expire from 1994 to 2009.

  Based on projections of future taxable income, the Company expects to realize future tax benefits of federal and state NOL carryforwards in the amount of $115.2 million.

  The valuation allowance required under Statement No. 109 primarily represents tax benefits of certain state NOL carryforwards which may expire unutilized. Subsequent to the adoption of Statement No. 109 on January 1, 1993, the valuation allowance increased $35.1 million as a result of additional state NOL carryforwards and deferred state tax assets.

10.SUPPLEMENTAL CASH FLOW AND ADDITIONAL FINANCIAL INFORMATION

                                                          YEARS ENDED DECEMBER
                                                                  31,
                                                         ----------------------
                                                          1993   1992    1991
                                                         ------ ------ --------
                                                         (DOLLARS IN MILLIONS)
Supplemental Cash Flow Information:
 Interest paid, net of interest capitalized............. $680.5 $797.7 $  904.4
 Income taxes paid...................................... $844.8 $752.6 $  620.0
Additional Financial Information:
 Interest expense:
  Interest on long-term debt............................ $610.6 $670.8 $  796.6
  Interest on notes payable.............................   43.7   61.9    115.4
  Other.................................................   65.3   96.0     88.8
                                                         ------ ------ --------
  Total interest, including Financial Services.......... $719.6 $828.7 $1,000.8
                                                         ====== ====== ========
 Portion of total interest expense incurred by Financial
  Services and included in other operating expenses..... $107.5 $133.8 $  194.0
                                                         ====== ====== ========

  The Provision for Income Taxes, as well as payroll, gross receipts, property, capital stock and other taxes which are included in other operating expenses, totaled $1,648.4 million for 1993.

  Included in operating expenses are amounts billed by Bell Communications Research, Inc. Such expenses for 1993, 1992, and 1991 were $143.2 million, $194.3 million, and $158.4 million, respectively, for various network planning, engineering, and software development projects.

  During 1993, 1992, and 1991, the Company received dividends from less-than-majority-owned businesses of $73.4 million, $64.4 million, and $87.4 million, respectively.

11.INVESTMENT IN TELECOM CORPORATION OF NEW ZEALAND LIMITED

  In 1990, the Company acquired a 50% ownership interest in Telecom Corporation of New Zealand Limited (Telecom), the principal provider of telecommunications services in that country, for approximately $1.2 billion. Under the terms of an agreement with the New Zealand government, the Company, through a series of stock sales, has reduced its investment in Telecom to approximately 24.9%. The Company recorded after-tax gains of $44.7 million in 1993 and $74.1 million in 1991 as a result of the sales of stock.

  At the date of acquisition, the Company's 24.9% long-term interest exceeded the recorded value of the proportionate share of the underlying net assets by approximately $285 million. This amount is being amortized by the straight-line method over a period of 40 years.

12.INVESTMENT IN GRUPO IUSACELL, S.A. de C.V.

  In November 1993, the Company acquired a 23% economic interest in Grupo Iusacell, S.A. de C.V. (Iusacell), the second largest telecommunications company in Mexico, through the purchase of $520.0 million of newly issued Iusacell stock. Substantially all of this investment exceeded the recorded value of the proportionate share of the underlying net assets and is being amortized by the straight-line method over a period of 25 years.

  Subject to the satisfaction of various conditions, the Company has agreed to invest up to a total of $1.04 billion in Iusacell to acquire a 42% (or, under certain circumstances, up to a 46%) economic interest.

13.MERGER WITH METRO MOBILE CTS, INC.

  On April 30, 1992, Bell Atlantic issued approximately 34.3 million shares of its common stock to acquire all of the outstanding shares of common stock of Metro Mobile CTS, Inc. (Metro Mobile) in a transaction accounted for as a pooling of interests. Accordingly, the Company's financial statements were restated to include the accounts and operations of Metro Mobile. The Metro Mobile businesses include companies that own, operate, and control cellular telephone systems serving markets located in the Northeast, Southeast, and Southwest regions of the United States and, in addition, companies engaged in the sale and distribution of liquefied petroleum gas.

  In the second quarter of 1992, the Company recorded a charge of $47.3 million for the cost of consummating the merger and integrating the operations of the companies.

  In 1993, the Company issued 883,832 shares of common stock to settle certain litigation arising from the merger with Metro Mobile.

14.FINANCIAL INSTRUMENTS

Off-Balance-Sheet Risk

  The Company is party to interest rate swap contracts on its direct finance lease receivable transfer agreements and on its debt. These contracts entail the exchange of floating and fixed rate interest payments periodically over the life of the contracts.

  At December 31, 1993 and 1992, interest rate swap contracts on receivable transfer agreements, which have the effect of fixing interest rates on floating rate direct finance lease receivable transfer agreements, amounted to $414.4 million and $476.4 million, respectively. The contracts outstanding at December 31, 1993 mature from 1994 to 1997 and have fixed rates payable ranging from 4.08% to 7.96%. The contracts outstanding at December 31, 1992 had maturity dates ranging from 1993 to 1996 and had the effect of fixing interest rates on the agreements from 4.32% to 7.96%.

  Interest rate swap contracts that have the effect of fixing the rate of interest on $115.0 million and $420.0 million of debt were outstanding at December 31, 1993 and 1992, respectively. The contracts that were outstanding at December 31, 1993 expire during 1994 and effectively fix the rate of interest on the debt at rates of 3.65% to 7.72%. The contracts that were outstanding at December 31, 1992 had expiration dates ranging from 1993 to 1994 and had the effect of fixing interest rates on the debt from 3.41% to 9.56%.

  Additionally, at December 31, 1992, interest rate swap contracts, which expired during 1993, were used to convert fixed interest rates ranging from 7.45% to 7.53% on $35.0 million of debt to floating rates.

  The Company enters into forward exchange contracts to offset the effects of foreign exchange fluctuations on exposed balances. At December 31, 1992, the outstanding face amounts of these contracts totaled 243.0 million New Zealand Dollars which were exchanged for $124.0 million.

Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments, trade receivables, and various hedging instruments, principally interest rate swap agreements and foreign currency contracts.

  The Company places its temporary cash investments with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables other than those from AT&T (Note 15) are limited due to the large number of customers included in the Company's customer base.

  In management of its exposure to fluctuations in foreign currency exchange and interest rates, the Company has entered into interest rate swap agreements and forward exchange contracts. During 1993 and 1992, the Company entered into these contracts with various counterparties. The Company is exposed to credit loss in the event of non-performance by these counterparties. The Company continually monitors its positions and the credit ratings of its counterparties, and limits the amount of contracts it enters into with any one party. While the Company may be exposed to credit losses in the event of nonperformance by its counterparties, it does not expect to incur such losses.

Fair Value of Financial Instruments

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

  Cash and Cash Equivalents, Short-Term Investments, Accounts Receivable, Accounts Payable, Accrued Liabilities, and Forward Exchange Contracts

  The carrying amount approximates fair value.

 Debt Maturing Within One Year and Long-Term Debt

  The fair value of debt maturing within one year and long-term debt is estimated based on the quoted market prices for the same or similar issues or is based on the net present value of the future expected cash flows using current interest rates.

 Finance Notes Receivable

  Fair values of finance notes receivable are based on the net present value of the future expected cash flows using current interest rates or on quoted market prices for similar instruments, where available.

 Interest Rate Swap Agreements

  The fair value of interest rate swap agreements is the estimated amount that the Company would have to pay to terminate the swap agreements at December 31, 1993 and 1992, taking into account current interest rates and the creditworthiness of the swap counterparties.

  The estimated fair values of the Company's financial instruments are as follows:

                                            DECEMBER 31, 1993 DECEMBER 31, 1992
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
                                                   (DOLLARS IN MILLIONS)
Financial Instruments on the Balance
 Sheets:
 Debt maturing within one year, excluding
  capital lease obligations................ $2,666.5 $2,696.3 $2,672.4 $2,702.2
 Long-term debt, excluding unamortized
  discount and premium and capital lease
  obligations.............................. $7,207.2 $7,512.0 $7,343.7 $7,472.9
 Finance notes receivable.................. $  926.5 $  924.5 $  882.5 $  886.5
Financial Instruments with Off-Balance-
 Sheet Risk:
 Unrealized loss on interest rate swap
  agreements...............................      --  $    1.6      --  $   14.0

15.SEGMENT INFORMATION

  Communications and Related Services--Provides voice and data transport and calling services, network access, directory publishing, inside wire maintenance, and public telephones to customers in the mid-Atlantic region; provides billing and collection services to interexchange carriers; provides cellular mobile communications products and services; markets and maintains customer premises equipment to originate, route, or receive tele-communications; services and repairs computers; and provides software development and support, systems integration, and telecommunications and data processing equipment sales and consulting.

  Financial, Real Estate, and Other Services--Engages in lease financing of commercial, industrial, medical, and high-technology equipment and in real estate investment and development; sells and distributes liquefied petroleum gas.

                                                 1993       1992       1991
                                               ---------  ---------  ---------
                                                   (DOLLARS IN MILLIONS)
Operating revenues:
 Communications and Related Services.......... $12,534.8  $12,164.6  $11,850.2
 Financial, Real Estate, and Other Services...     455.4      553.8      701.9
                                               ---------  ---------  ---------
                                               $12,990.2  $12,718.4  $12,552.1
                                               =========  =========  =========
Operating profit:
 Communications and Related Services.......... $ 2,821.6  $ 2,526.9  $ 2,566.1
 Financial, Real Estate, and Other Services...      32.4       27.7        1.8
                                               ---------  ---------  ---------
                                                 2,854.0    2,554.6    2,567.9
Corporate expense.............................     (56.4)     (48.4)     (42.6)
Interest expense, excluding Financial
 Services.....................................    (612.1)    (694.9)    (806.8)
Allowance for funds used during construction..      22.4       24.6       20.6
Equity in income of affiliates................      48.3       52.4       79.5
Interest income...............................      11.9       63.2       30.1
Other nonoperating income.....................       5.5       74.2       46.0
                                               ---------  ---------  ---------
Income before provision for income taxes,
 extraordinary item, and cumulative effect
 of changes in accounting principles.......... $ 2,273.6  $ 2,025.7  $ 1,894.7
                                               =========  =========  =========
Identifiable assets:
 Communications and Related Services.......... $25,949.9  $24,297.1  $24,079.3
 Financial, Real Estate, and Other Services...   3,380.9    3,452.9    3,948.2
Corporate assets..............................     213.4      349.5      278.3
                                               ---------  ---------  ---------
                                               $29,544.2  $28,099.5  $28,305.8
                                               =========  =========  =========
Depreciation and amortization:
 Communications and Related Services.......... $ 2,436.6  $ 2,250.8  $ 2,053.5
 Financial, Real Estate, and Other Services...     108.5      166.6      285.3
                                               ---------  ---------  ---------
                                               $ 2,545.1  $ 2,417.4  $ 2,338.8
                                               =========  =========  =========
Additions to plant, property and equipment:
 Communications and Related Services.......... $ 2,485.9  $ 2,510.1  $ 2,486.9
 Financial, Real Estate, and Other Services...      33.1       36.7      157.2
                                               ---------  ---------  ---------
                                               $ 2,519.0  $ 2,546.8  $ 2,644.1
                                               =========  =========  =========

  Operating profit for each segment consists of total revenues less applicable costs and expenses related to operations, including, in the case of Financial Services, interest expense. Corporate assets consist principally of cash and cash equivalents and short-term investments.

  At December 31, 1993, 1992, and 1991, identifiable assets included investments in affiliates of $1,333.0 million, $929.3 million, and $927.7 million, respectively, for the Communications and Related Services segment and $61.7 million, $58.2 million, and $78.0 million, respectively, for the Financial, Real Estate, and Other Services segment.

  Net income (loss) for the Financial, Real Estate, and Other Services subsidiaries was $(1.8) million, $13.4 million, and $(21.9) million in 1993, 1992, and 1991, respectively. Total liabilities associated with the Financial, Real Estate, and Other Services subsidiaries were $2,984.8 million and $3,041.2 million in 1993 and 1992, respectively.

  For the years ended December 31, 1993, 1992, and 1991, revenues generated from services provided to AT&T, principally network access, billing and collection, and sharing of network facilities, were $1,368.4 million, $1,518.0 million, and $1,541.2 million, respectively. At December 31, 1993 and 1992, Accounts receivable, net, included $162.4 million and $156.1 million, respectively, from AT&T.

16.FINANCIAL SERVICES BUSINESSES

  In October 1993, the Company announced that it has begun to evaluate strategies for exiting its Financial Services businesses. The Company filed a registration statement in December 1993 for a potential public sale of TriCon Capital Corporation, a wholly owned subsidiary that provides commercial finance and equipment leasing services.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                       INCOME BEFORE
                                                 INCOME BEFORE      EXTRAORDINARY ITEM
                                              EXTRAORDINARY ITEM   AND CUMULATIVE EFFECT
                                             AND CUMULATIVE EFFECT     OF CHANGES IN
                         OPERATING OPERATING     OF CHANGES IN     ACCOUNTING PRINCIPLES  NET
     QUARTER ENDED       REVENUES   INCOME   ACCOUNTING PRINCIPLES   PER COMMON SHARE    INCOME
     -------------       --------- --------- --------------------- --------------------- ------
                                    (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)
1993:
March 31*............... $3,163.3   $717.5          $372.2                 $.85          $329.2
June 30.................  3,220.1    752.2           385.5                  .88           362.6
September 30............  3,289.6    720.7           386.7                  .89           378.5
December 31.............  3,317.2    607.2           337.2                  .77           333.1
1992:
March 31................ $3,090.7   $669.9          $346.9                 $.81          $338.6
June 30.................  3,166.5    650.0           314.9                  .74           298.1
September 30............  3,187.0    668.2           392.9                  .91           386.6
December 31.............  3,274.2    518.1           327.5                  .76           317.3

- --------
*Net income for the first quarter of 1993 includes a tax benefit of $65.2 million related to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Note 9). In addition, net income for the first quarter of 1993 has been restated to include a charge of $85.0 million, net of a deferred income tax benefit of $50.6 million, related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Note 8).

  Income before extraordinary item and cumulative effect of changes in accounting principles per common share is computed independently for each quarter and, for 1992, the sum of the quarters does not equal the annual amount.

SHAREOWNER INFORMATION

Form 10-K

  Copies of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission can be obtained, without charge, by contacting Bell Atlantic Shareowner Services, 31st Floor, 1717 Arch Street, Philadelphia, PA 19103.

Stock Market And Dividend Information

  Bell Atlantic is listed in some newspaper stock tables under "BellAtl," and its ticker symbol is "BEL." Bell Atlantic common stock is traded on the New York, Philadelphia, Chicago, Boston, Pacific, London, Zurich, Geneva, Basel, Frankfurt, and Tokyo stock exchanges. Dividends on common stock are payable quarterly, upon authorization by the Board of Directors. Based on the current schedule, the expected payment dates are the first business days of February, May, August, and November. As of December 31, 1993, Bell Atlantic had 1,026,371 shareowners of record.

  High and low stock prices, as reported on the Composite Tape, and dividend data are as follows:

                                                         MARKET PRICE     CASH
                                                        --------------- DIVIDEND
                                                         HIGH     LOW   DECLARED
                                                        ------- ------- --------
       1993:First Quarter.............................  $56 3/4 $49 5/8   $.67
            Second Quarter............................   59 1/8  50 3/4    .67
            Third Quarter.............................   64 7/8  55 5/8    .67
            Fourth Quarter............................   69 1/8  57        .67
       1992:First Quarter.............................  $49     $41 1/4   $.65
            Second Quarter............................   45      40 1/4    .65
            Third Quarter.............................   49 3/4  44 1/4    .65
            Fourth Quarter............................   53 7/8  44 1/2    .65
       1991:First Quarter.............................  $54 1/8 $46 3/4   $.63
            Second Quarter............................   52 3/4  44 1/8    .63
            Third Quarter.............................   50 5/8  44 7/8    .63
            Fourth Quarter............................   49 1/4  43        .63


                           BELL ATLANTIC CORPORATION
                    1717 ARCH STREET, PHILADELPHIA, PA 19103

                           PRINTED ON RECYCLED PAPER.
 This document is printed on recycled paper, which contains at least 10% post-
                                consumer waste.