Form 10-K, Exhibit 13
BELL ATLANTIC CORP
filed 1995-03-30
CIK 732712

                                                                      EXHIBIT 13

Bell Atlantic Corporation and Subsidiaries                                     2

-------------------------------------
Selected Financial and Operating Data
-------------------------------------

                                                                                 (Dollars in Millions, Except Per Share Amounts)
                                                       -------------------------------------------------------------------------
                                                         1994(b)         1993(c)         1992            1991(d)        1990
--------------------------------------------------------------------------------------------------------------------------------
For the Year
Operating Revenues(a)                                  $ 13,791.4      $ 13,145.6      $ 12,836.0      $ 12,659.7     $ 12,649.8
Operating Income                                       $  2,804.6      $  2,797.6      $  2,506.2      $  2,525.3     $  2,614.3
Income Before Extraordinary Items
  and Cumulative Effect of Changes
  in Accounting Principles                             $  1,401.9      $  1,481.6      $  1,382.2      $  1,229.9     $  1,230.5
Net Income (Loss)                                      $   (754.8)     $  1,403.4      $  1,340.6      $   (324.4)    $  1,230.5

Per Common Share
Income Before Extraordinary Items
  and Cumulative Effect of Changes
  in Accounting Principles                             $     3.21      $     3.39      $     3.23      $     2.91     $     2.92
Net Income (Loss)                                      $    (1.73)     $     3.22      $     3.13      $     (.72)    $     2.92
Cash Dividends Declared                                $     2.76      $     2.68      $     2.60      $     2.52     $     2.36

At Year-End
Total Assets                                           $ 24,271.8      $ 29,544.2      $ 28,099.5      $ 28,305.8     $ 28,391.8
Long-Term Debt                                         $  6,805.7      $  7,206.2      $  7,348.2      $  7,984.0     $  8,928.5
Employee Benefit Obligations                           $  3,773.8      $  3,396.0      $  3,058.7      $  2,985.1     $    216.0
Preferred Stock of Subsidiary                          $     85.0               -               -               -              -
Shareowners' Investment                                $  6,081.3      $  8,224.4      $  7,816.3      $  7,367.6     $  8,531.5
Debt Ratio                                                   59.4%           54.6%           56.3%           59.5%          57.5%
Book Value Per Common Share                            $    13.94      $    18.85      $    18.00      $    17.12     $    19.96
Network Access Lines (in thousands)                        19,168          18,645          18,181          17,750         17,484
Number of Employees                                        72,300          73,600          71,400          76,900         82,700

Other Data
Return on Average Common Equity                              (9.8)%          17.3%           17.4%           (4.4)%         14.4%
Additions to Plant, Property and Equipment             $  2,699.0      $  2,519.0      $  2,546.8      $  2,644.1     $  2,692.1
--------------------------------------------------------------------------------------------------------------------------------

(a) Certain amounts have been reclassified to conform to 1994 classifications.
(b) 1994 includes an extraordinary charge for the discontinuation of regulatory accounting principles at the telephone subsidiaries.
(c) 1993 includes the adoption of changes in accounting for income taxes and postemployment benefits.
(d) 1991 includes the adoption of a change in accounting for postretirement benefits other than pensions.

Bell Atlantic Corporation and Subsidiaries                                     6

--------------------------------------------------------------------------
Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------
---------------------
Results of Operations
---------------------

                                                                                     (Dollars in Millions, Except Per Share Amounts)
                                                           -------------------------------------------------------------------------

For the Years Ended December 31                                      1994                       1993                       1992
------------------------------------------------------------------------------------------------------------------------------------
Income Before Extraordinary Items and Cumulative
  Effect of Changes in Accounting Principles               $      1,401.9              $     1,481.6               $    1,382.2
Extraordinary Items
        Discontinuation of regulatory accounting
          principles, net of tax                                 (2,150.0)                         -                          -
        Early extinguishment of debt, net of tax                     (6.7)                     (58.4)                     (41.6)
Cumulative Effect of Changes in Accounting Principles
        Income taxes                                                    -                       65.2                          -
        Postemployment benefits, net of tax                             -                      (85.0)                         -
                                                           ------------------------------------------------------------------------
Net Income (Loss)                                          $       (754.8)             $     1,403.4               $    1,340.6
                                                           ========================================================================

Per Common Share:
Income Before Extraordinary Items and Cumulative           $         3.21              $        3.39               $       3.23
  Effect of Changes in Accounting Principles
Extraordinary Items                                                 (4.94)                      (.13)                      (.10)
Cumulative Effect of Changes in Accounting Principles                   -                       (.04)                         -
                                                           ------------------------------------------------------------------------
Net Income (Loss)                                          $        (1.73)             $        3.22               $       3.13
                                                           ========================================================================


     The Company reported a loss in 1994 of $754.8 million or $1.73 per share, compared to net income of $1,403.4 million or $3.22 per share in 1993 and net income of $1,340.6 million or $3.13 per share in 1992.

     Results for 1994 included a noncash, after-tax extraordinary charge of $2,150.0 million, or $4.92 per share, in connection with the Company's decision to discontinue application of regulatory accounting principles required by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71).

     The discontinued application of Statement No. 71 required the Company, for financial reporting purposes, to eliminate its regulatory assets and liabilities, resulting in an after-tax charge of $157.3 million. In addition, the Company recorded an after-tax charge of $1,992.7 million, net of related investment tax credits of $136.2 million, to adjust the carrying amount of its telephone plant and equipment. On August 1, 1994, the Company began using shorter asset lives to depreciate its telephone plant and equipment. The shorter asset lives resulted in additional depreciation expense of approximately $37 million over the amount that would have been recorded using asset lives prescribed by regulators at the time of the discontinued application of Statement No. 71. See Notes 1, 2 and 3 to the Consolidated Financial Statements for additional information on the discontinuation of regulatory accounting principles.

     Results for each of the three years included extraordinary charges for the early extinguishment of debt, net of tax, of $6.7 million, $58.4 million, and $41.6 million in 1994, 1993, and 1992, respectively. Results for 1993 included the cumulative effects of adopting Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112) and Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."

     In the third quarter of 1994, the Company recorded a pretax charge of $161.9 million ($99.5 million after-tax), or $.23 per share, in accordance with Statement No. 112, to recognize benefit costs for the separation of employees who are entitled to benefits under preexisting separation pay plans. The charge, which was actuarially determined, represents benefits earned through July 1, 1994 for employees who are expected to receive separation payments in the future. The Company separated approximately 400 management and associate employees in 1994 and expects to separate an additional 5,200 employees through 1997, pursuant to initiatives announced in August 1994. The separation benefit costs associated with this workforce reduction are included in the charge. These workforce reductions will be made possible by changes in provisioning systems and customer service processes, increased spans of control, and consolidation and centralization of administrative and staff groups. Costs to enhance systems and consolidate work activities will be charged to expense as incurred. The Company will continue to evaluate ways to streamline and restructure its operations and reduce its workforce to improve its future cost structure.

      The results for 1994 also included pretax charges aggregating $38.9 million ($25.8 million after-tax) in connection with the disposition of a subsidiary that sells and distributes liquefied petroleum gas and a foreign cellular operation. The effect of these dispositions will not have a significant impact on results of operations in the future. In 1994, the Company sold the assets of Bell Atlantic TriCon Leasing Corporation (TriCon), except for the leveraged lease and project finance portfolios, resulting in a pretax gain of $42.0 million ($22.7 million after-tax). Revenues and expenses related to the portion of the portfolio that was sold were $245.3 million and $191.6 million, respectively, for the year ended December 31, 1993, and $71.6 million and $60.7 million, respectively, for the four-month period ended April 30, 1994.

     The Company's investment in Grupo Iusacell, S.A. de C.V. (Iusacell) reduced earnings by $.19 per share in 1994 and $.01 per share in 1993. The loss resulted from the recognition of carrying costs, goodwill amortization, and equity losses.

     These and other items affecting the comparison of operating results are discussed in the following sections.

-------------------
Operating Revenues
-------------------

                                                                                                               (Dollars in Millions)
                                                         --------------------------------------------------------------------------
For the Years Ended December 31                                      1994                       1993                       1992
------------------------------------------------------------------------------------------------------------------------------------
Transport Services
        Local service                                    $        4,312.4            $       4,187.4             $      4,046.4
        Network access                                            3,237.6                    3,070.9                    2,953.1
        Toll service                                              1,555.5                    1,558.0                    1,556.2
Ancillary Services
        Directory advertising                                     1,082.0                    1,049.0                    1,021.8
        Other                                                       441.9                      363.3                      361.5
Value-added Services                                              1,284.4                    1,193.6                    1,127.9
Wireless Services                                                 1,059.8                      785.5                      602.6
Other Services                                                      817.8                      937.9                    1,166.5
                                                         --------------------------------------------------------------------------
Total                                                    $       13,791.4            $      13,145.6             $     12,836.0
                                                         ==========================================================================

---------------------------------------
Transport Services Operating Statistics
---------------------------------------

                                                       ----------------------------------------------------------------------------
                                                                                                  Percentage Increase (Decrease)
                                                                                                  -----------------------------
                                                           1994          1993*         1992        1994 vs 1993    1993 vs 1992
------------------------------------------------------------------------------------------------------------------------------------
Access Lines in Service (In thousands, at year-end )
Residence                                                12,324        12,072        11,856                 2.1%            1.8%
Business                                                  6,565         6,293         6,042                 4.3             4.2
Public                                                      279           280           283                 (.4)           (1.1)
                                                       --------------------------------------
                                                         19,168        18,645        18,181                 2.8             2.6
                                                       ======================================
Access Minutes of Use (In millions)
Interstate                                               56,555        52,541        49,982                 7.6             5.1
Intrastate                                               14,309        12,539        10,916                14.1            14.9
                                                       --------------------------------------
                                                         70,864        65,080        60,898                 8.9             6.9
                                                       ======================================
Toll Messages (In millions)
Intrastate                                                3,333         3,275         3,189                 1.8             2.7
Interstate                                                  175           170           160                 2.9             6.3
                                                       --------------------------------------
                                                          3,508         3,445         3,349                 1.8             2.9
                                                       ======================================

* 1993 reflects the restatement of access minutes of use.

Local Service Revenues

     Dollars in Millions                       Increase
=================================================================
     1994 - 1993                               $  125.0    3.0%
-----------------------------------------------------------------
     1993 - 1992                               $  141.0    3.5%
=================================================================

     Local service revenues are earned by the telephone subsidiaries from the provision of local exchange, local private line and public telephone services.

     Local service revenues increased in 1994 and 1993 due primarily to growth in the number of access lines in service of 2.8% and 2.6%, respectively, as well as higher usage of basic calling services by both business and residence customers.

Network Access Revenues

     Dollars in Millions                       Increase
=================================================================
     1994 - 1993                               $  166.7    5.4%
-----------------------------------------------------------------
     1993 - 1992                               $  117.8    4.0%
=================================================================

     Network access revenues are received from interexchange carriers (IXCs) for their use of the Company's local exchange facilities in providing long-distance services to IXCs' customers and from end-user subscribers. Switched access service revenues are derived from usage-based charges paid by IXCs for access to the Company's network. Special access revenues arise from access charges paid by customers who have private lines, and end-user access revenues are earned from local exchange carrier customers who pay for access to the network.

     Network access revenues increased in 1994 and 1993 principally due to higher customer demand for access services as reflected by growth in access minutes of use of 8.9% and 6.9%, respectively, as well as growth in revenues from end-user charges attributable to increasing access lines in service. Volume-related increases in both years were partially offset by the effect of price reductions.

Toll Service Revenues

     Dollars in Millions                       Increase (Decrease)
====================================================================
     1994 - 1993                               $  (2.5)    (.2)%
--------------------------------------------------------------------
     1993 - 1992                               $   1.8      .1%
====================================================================

     Toll service revenues are earned from calls made outside a customer's local calling area, but within the same service area boundaries of the Company's telephone subsidiaries, commonly referred to as "LATAs." Other toll services include 800 services, Wide Area Telephone Service (WATS), and corridor services (between Northern New Jersey and New York City and between Southern New Jersey and Philadelphia.)

     Toll service revenues grew in the first half of 1994 by $37.0 million, but declined by $39.5 million during the second half of 1994 over comparable periods in 1993. Growth in the first half of the year was primarily the result of the recovering economy and harsh weather conditions. The decline in revenues in the second half of the year reflects increased competition throughout the region, including the July 1, 1994 commencement of intraLATA toll competition in New Jersey. The Company also implemented price reductions on certain toll services as part of its competitive response and extended local calling service areas in Virginia, both of which contributed to the decline in revenues in the second half of 1994. Price reductions and competition for WATS, private line and interstate toll services resulted in a revenue decline for the year of $20.9 million. The Company expects that competition for toll services will continue to intensify in 1995 (see State Regulation section).

     Toll service revenues increased slightly in 1993 due to growth in toll message volumes of 2.9%. Volume-related revenue increases were partially offset by declines in revenues from WATS and private line services, principally due to competitive pressures. Revenue growth was further offset by the effects of rate reductions at one of the telephone subsidiaries.

Directory Advertising Revenues

     Dollars in Millions                      Increase
================================================================
     1994 - 1993                               $  33.0    3.1%
----------------------------------------------------------------
     1993 - 1992                               $  27.2    2.7%
================================================================

     Directory advertising revenues are earned primarily from local advertising and marketing services provided to businesses in White and Yellow Page directories published throughout the region. Other directory advertising services include database and foreign directory marketing.

     Growth in directory advertising revenues in 1994 and 1993 was principally due to higher rates charged for these services. Volume growth continues to be impacted by competition from other directory companies, as well as other advertising media.

Other Ancillary Services Revenues

     Dollars in Millions                       Increase
=================================================================
     1994 - 1993                               $  78.6    21.6%
-----------------------------------------------------------------
     1993 - 1992                               $   1.8      .5%
=================================================================

     Other ancillary services include systems integration services, billing and collection services provided to IXCs, and facilities rental services.

     Other ancillary services revenues increased in 1994 principally due to an increase in the number of contracts for systems integration services provided to the federal government and business customers.

     The increase in other ancillary services revenues in 1993 resulted from higher volumes of systems integration services. This revenue increase was substantially offset by a decrease in billing and collection revenues as a result of reductions in services provided under long-term contracts with certain IXCs and the effect of favorable claims adjustments recorded in 1992, which reduced year-over-year growth in reported revenues.

Value-added Services Revenues

     Dollars in Millions                       Increase
================================================================
     1994 - 1993                               $  90.8    7.6%
----------------------------------------------------------------
     1993 - 1992                               $  65.7    5.8%
================================================================

     Value-added services represent a family of enhanced services including Call Waiting, Return Call, Caller ID, Answer Call, and Voice Mail. These services also include customer premises services such as inside wire installation and maintenance and other central office services and features.

     Continued growth in the network customer base (access lines) and higher demand by residence customers for value-added central office and voice messaging services offered by the telephone subsidiaries increased value-added services revenues in 1994 and 1993. Value-added services revenues in both years were positively impacted by increased demand and higher rates for inside wire installation and maintenance services. These revenue increases were offset, in part, by lower revenues generated from certain maturing central office services and features. The Virginia State Corporation Commission approved a new regulatory plan for Bell Atlantic - Virginia, effective January 1, 1995 (see State Regulation section). This plan includes the elimination of touch-tone service charges, which is expected to reduce revenues by approximately $25 million annually.

Wireless Services Revenues

     Dollars in Millions                       Increase
==================================================================
     1994 - 1993                               $  274.3    34.9%
------------------------------------------------------------------
     1993 - 1992                               $  182.9    30.4%
==================================================================

     Wireless services include revenues generated from Bell Atlantic Mobile
(BAM) and its affiliates that provide domestic cellular and paging communications services.

     The continued growth in the Company's cellular customer base of 57.9% in 1994 and 48.8% in 1993 was the primary reason for the increase in wireless revenues in both years.

     On May 1, 1994, the New York SMSA Limited Partnership agreement between BAM and NYNEX Mobile Communications Company was restructured. Beginning in May 1994, wireless revenues no longer include cellular revenues associated with BAM's reseller operation in the northern New Jersey area. These reseller revenues for the four- and twelve-month periods ended April 30, 1994 and December 31, 1993 were $30.0 million and $66.1 million, respectively. Cellular revenues, excluding these reseller amounts, were $1,014.9 million in 1994 and $707.3 million in 1993, an increase of $307.6 million or 43.5%.

     See Wireless Joint Venture section for a discussion of the proposed merger of the domestic cellular properties of Bell Atlantic and NYNEX Corporation.

Other Services Revenues

     Dollars in Millions                  (Decrease)
===============================================================
     1994 - 1993                          $(120.1)    (12.8)%
---------------------------------------------------------------
     1993 - 1992                          $(228.6)    (19.6)%
===============================================================

     Other services include revenues from the Company's computer maintenance, software development and support, telecommunications consulting, video services, real estate, diversified and computer leasing, and liquefied petroleum gas distribution businesses.

     The decrease in other services revenues in 1994 is due primarily to the April 1994 sale of a majority of the leasing portfolio owned by TriCon and the disposition of Bell Atlantic Systems Leasing International, Inc. in November of 1994 (see Note 5 to the Consolidated Financial Statements). The Company is no longer providing new leasing services and expects the decreasing revenue trend to continue. The reduction in revenues in 1994 also reflects the impact of the disposition of the Company's software development and liquefied petroleum gas distribution businesses at the end of 1993 and during 1994. These revenue decreases were partially offset by growth in revenues of approximately 21% from the Company's third-party computer maintenance business, principally due to higher volumes resulting from new contracts.

     Other services revenues decreased in 1993 due primarily to the effect of the transfer, effective December 31, 1992, of the Bell Atlanticom Systems, Inc. (Atlanticom) business to a partnership in which the Company owns a minority interest. The Company's decreased emphasis on computer leasing and real estate operations further contributed to the decrease in other services revenues. Volume-related increases in the Company's third-party computer maintenance business partially offset these revenue decreases.

                                                                              10
-------------------
Operating Expenses
-------------------

                                                                                                             (Dollars in Millions)
                                                            ----------------------------------------------------------------------
For the Years Ended December 31                                      1994                       1993                       1992
----------------------------------------------------------------------------------------------------------------------------------
Employee costs, including benefits and taxes                $     4,333.1               $    4,027.6               $    3,941.5
Depreciation and amortization                                     2,652.1                    2,545.1                    2,417.4
Other operating expenses                                          4,001.6                    3,775.3                    3,970.9
                                                            ---------------------------------------------------------------------
Total                                                       $    10,986.8                $  10,348.0               $   10,329.8
                                                            =====================================================================


Employee Costs

     Dollars in Millions                      Increase
===============================================================
     1994 - 1993                               $  305.5   7.6%
----------------------------------------------------------------
     1993 - 1992                               $   86.1   2.2%
================================================================

     Employee costs consist of salaries, wages, and other employee compensation, employee benefits and payroll taxes.

     The increase in employee costs in 1994 is largely attributable to the aforementioned charge of $161.9 million to recognize benefit costs for the separation of employees. The third and fourth quarters of 1994 also included approximately $11 million representing the ongoing recognition of costs under separation pay plans. In addition, employee costs increased due to salary and wage increases, increased overtime pay, and an increase in the number of employees at the wireless, computer maintenance, and video services subsidiaries. Higher repair and maintenance activity caused by unusually severe weather conditions experienced during the year contributed to the overall increase in employee costs. These expense increases were offset, in part, by lower workforce levels at the network services subsidiaries and the effect of the disposition of several nonregulated subsidiaries at the end of 1993 and during 1994.

     In 1993, higher costs from salary and wage increases and overtime at the telephone subsidiaries were offset, in part, by savings of approximately $160 million resulting from workforce reduction programs implemented in 1992 at the network services subsidiaries. Workforce increases at certain nonregulated subsidiaries also contributed to higher employee costs. The effect of these workforce increases were offset, in part, by a reduction in workforce resulting from the transfer of the Atlanticom business to a partnership.

Depreciation and Amortization

     Dollars in Millions                       Increase
=================================================================
     1994 - 1993                               $  107.0    4.2%
-----------------------------------------------------------------
     1993 - 1992                               $  127.7    5.3%
=================================================================

     Depreciation and amortization expense increased in 1994 due principally to growth in telephone and cellular plant and increased rates of depreciation at the telephone subsidiaries, including depreciation increases resulting from the Company's aforementioned discontinued application of Statement No. 71. On August 1, 1994, the Company began using shorter asset lives for certain categories of telephone plant and equipment which reflect the Company's expectations as to the revenue-producing lives of the assets. The use of the shorter asset lives increased depreciation in 1994 by approximately $37 million, for financial reporting purposes, over the amount that would have been recorded using asset lives prescribed by regulators at the time of the discontinued application of Statement No. 71. Future depreciation represcriptions by regulators will not affect depreciation expense recognized for financial reporting purposes. These expense increases were partially offset by a reduction in depreciation and amortization expense at the Company's leasing subsidiaries as a result of the partial disposition of these businesses during 1994.

     Depreciation and amortization expense increased in 1993 due primarily to approximately $135 million of additional expense resulting from represcribed depreciation rates at three of the telephone subsidiaries. Also contributing to the increase was growth in the level of depreciable plant at the telephone and cellular subsidiaries in 1993. Partially offsetting these increases was a reduction in depreciation and amortization expense at the leasing and real estate subsidiaries due to the decreased emphasis of these operations.

Other Operating Expenses

Dollars in Millions                      Increase (Decrease)
=================================================================
1994 - 1993                               $ 226.3     6.0%
-----------------------------------------------------------------
1993 - 1992                               $(195.6)   (4.9)%
=================================================================

     Other operating expenses consist primarily of contracted services, rent, network software costs, provision for uncollectible accounts receivable and other costs.

     Other operating expenses increased in 1994 principally from higher volumes of business at the Company's network services, wireless, computer maintenance, and systems integration subsidiaries. In addition, the Company incurred higher expenses for video services development. The total effect of these increases was partially offset by the effect of the disposition of several nonregulated subsidiaries at the end of 1993 and during 1994, and reimbursements of approximately $50 million of previously recognized costs as a result of the decision by other Bell Communications Research, Inc. (Bellcore) owners to participate in the Advanced Intelligent Network (AIN) project. This project previously had been supported entirely by the Company.

     The decrease in other operating expenses in 1993 is largely attributable to a decrease of approximately $184 million resulting from the transfer of the Atlanticom business to a partnership. The decrease also included the effect of the recognition in 1992 of approximately $47 million of one-time costs associated with the Company's merger with Metro Mobile CTS, Inc. (Metro Mobile).

Equity in Income of Affiliates

Dollars in Millions                      (Decrease)
===========================================================
1994 - 1993                               $(7.2)   (14.9)%
-----------------------------------------------------------
1993 - 1992                               $(4.1)    (7.8)%
===========================================================

     Equity in income of affiliates includes equity income and losses and goodwill amortization related to the Company's investments in unconsolidated businesses.

     Equity in income of affiliates decreased in 1994 due principally to the effects of goodwill amortization and equity losses of approximately $62 million associated with the Company's investment in Iusacell. The equity loss in Iusacell includes a fourth quarter 1994 charge of approximately $19 million for the Company's estimated proportionate share of the impact of the Mexican peso devaluation on Iusacell's net liabilities, primarily debt, denominated in U.S. dollars. The Iusacell equity loss was substantially offset by improved operating results from the Company's investment in Telecom Corporation of New Zealand Limited (Telecom) and the effect of non-recurring charges recorded by Telecom in 1993. The Company's equity in income of Iusacell will continue to be impacted by changes in the Mexican peso exchange rate.

     In 1993, improved operating results from the Company's unconsolidated investments in wireless partnerships and Telecom were more than offset by a pretax charge of approximately $42 million, representing the Company's share of non-recurring charges taken by Telecom.

Other Income and Expense, Net

For the Years Ended December 31          Dollars in Millions
==================================================================
1994                                                  $ 23.2
------------------------------------------------------------------
1993                                                  $ 39.8
------------------------------------------------------------------
1992                                                  $162.0
==================================================================

     Other income and expense, net principally includes interest and dividend income, and gains and losses from the disposition of subsidiaries and non-operating assets and investments.

     Other income and expense, net in 1994 included pretax gains and losses related to the dispositions of TriCon, a liquefied petroleum gas distribution business, and a foreign cellular operation. In addition, the Company recorded approximately $33 million of interest income related to notes receivable held by the Company in connection with the TriCon sale (see Note 5 to the Consolidated Financial Statements). The discontinued recognition of an allowance for funds used during construction resulting from the discontinued application of Statement No. 71 reduced other income by approximately $12 million in 1994.

     Other income and expense, net in 1993 included a pretax gain of approximately $65 million related to the private sale of a portion of the Company's investment in Telecom, and a pretax charge of approximately $26 million associated with the planned disposition of the Company's software development businesses.

     Other income and expense, net in 1992 included gains on the sales of shares of HCA-Hospital Corporation of America and real estate, and interest income recognized in connection with the favorable settlement of various federal income tax matters related to prior periods.

Interest Expense

Dollars in Millions                       (Decrease)
==================================================================
1994 - 1993                               $   (30.0)    (4.9)%
------------------------------------------------------------------
1993 - 1992                               $   (82.8)   (11.9)%
==================================================================

     Interest expense decreased in 1994 due to the effects of long-term debt refinancings and lower levels of debt. Interest expense was further reduced by the recognition of $15.3 million in capitalized interest costs at the telephone subsidiaries, subsequent to the discontinued application of Statement No. 71. Partially offsetting these decreases were the effect of rising interest rates during the year and the recognition of $27.0 million of interest expense related to retained TriCon debt instruments. The principal and interest payments on the retained debt match the principal and interest received on a note receivable from the purchaser (see Note 5 to the Consolidated Financial Statements). Additionally, 1994 included interest expense of approximately $19 million related to the debt incurred to purchase the Company's investment in Iusacell.

     Interest expense decreased in 1993 principally due to the effects of long-term debt refinancings and lower short-term interest rates. Decreases also resulted from lower interest costs associated with the Telecom investment, as proceeds from the sale of Telecom shares in 1993 were used to reduce a portion of the acquisition-related debt.

Provision for Income Taxes

Dollars in Millions                       Increase
==============================================================
1994 - 1993                               $   92.9    11.7%
--------------------------------------------------------------
1993 - 1992                               $  148.5    23.1%
==============================================================

Effective Income Tax Rates

For the Years Ended December 31
==============================================================
1994                                          38.7%
--------------------------------------------------------------
1993                                          34.8%
--------------------------------------------------------------
1992                                          31.8%
==============================================================

     The Company's effective income tax rate was higher in 1994 due principally to the reduction in the amortization of investment tax credits and the elimination of the benefit of the rate differential applied to reversing timing differences at the telephone subsidiaries as a result of the discontinued application of Statement No. 71.

     The 1993 effective income tax rate reflects the effect of federal tax legislation enacted in 1993, which increased the federal corporate tax rate from 34% to 35%. The lower effective income tax rate in 1992 resulted from certain adjustments to deferred taxes.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is provided in Note 14 to the Consolidated Financial Statements.

---------------------------------------
Competitive and Regulatory Environment
---------------------------------------

     The communications industry continues to undergo fundamental changes which may have a significant impact on future financial performance of telecommunications companies. These changes are being driven by a number of factors, including the accelerated pace of technological innovation, the convergence of the telecommunications, cable television, information services and entertainment businesses and a regulatory environment in which traditional barriers are being lowered or eliminated and competition permitted or encouraged.

     The Company's telecommunications business is subject to competition from numerous sources. An increasing amount of this competition is from companies that have substantial capital, technological and marketing resources, many of which do not face the same regulatory constraints as the Company. The entry of well-financed competitors has the potential to adversely affect multiple revenue streams of the telephone subsidiaries, including toll, local exchange and network access services in the market segments and geographical areas in which the competitors operate. The amount of revenue reductions will depend, in part, on the competitors' success in marketing these services, and the conditions established by regulatory authorities. The potential impact is expected to be offset, to some extent, by revenues from interconnection charges to be paid to the telephone subsidiaries by these competitors.

     The Company continues to respond to competitive challenges by intensely focusing on meeting customer requirements and by reducing its cost structure through efficiency and productivity initiatives. In addition, the Company continues to seek growth opportunities in businesses where it possesses core competencies. Several examples of the Company's recent initiatives to address competition are described below.

     In the network services business, the Company announced plans in August 1994 to separate approximately 5,600 employees by the end of 1997.

     To expand its presence in the wireless business, the Company agreed to merge its domestic cellular operations with those of NYNEX Corporation. This merger is expected to be completed in mid-1995. Bell Atlantic and NYNEX also formed partnerships with U S WEST, Inc. and AirTouch Communications to bid jointly in the FCC's auctions of licenses to provide personal communications services and to develop a national branding and marketing strategy and wireless communications services standards.

     To expedite its entry into the video services market and reduce business risks, Bell Atlantic formed two new jointly-owned partnerships with NYNEX and Pacific Telesis Group. A media company will license, acquire, and develop entertainment and information services, and a technol-ogy and integration company will provide the systems necessary to deliver these services over the partnerships' networks. Over the next three years, each of the partners will contribute approximately $100 million in cash or assets to the new joint ventures.

     Federal Regulation

     Legislation is expected to be introduced in the current session of the United States Congress that would remove barriers to entry in the local exchange markets and would permit local exchange carriers, such as the Company, to provide interLATA services. The impact of the enactment of such legislation on the Company's future financial performance will depend on a number of factors, including the degree of parity under which competition is permitted in the local and long-distance markets.

     In February 1994, the FCC initiated a rulemaking proceeding to determine the effectiveness of the price cap rules affecting local exchange carriers, including the Company, and to decide what changes, if any, should be made to those rules. This rulemaking is expected to be concluded in the first half of 1995.

     Recent FCC rulings have sought to expand competition for special and switched access services. The FCC ordered local exchange carriers, including the Company, to provide virtual collocation in the telephone subsidiaries' central offices to competitors, with the option of offering physical collocation, for the purpose of providing special and switched access transport services. The Company does not expect the net revenue impact of collocation to be material.

     State Regulation

     The ability of IXCs to offer intrastate intraLATA toll services is subject to state regulation. Such competition is permitted in all of the Company's state jurisdictions, except Virginia. The Virginia State Corporation Commission is considering whether, and under what terms, to permit such competition. Increased competition from IXCs in 1994 resulted in a continued decline in several components of the telephone subsidiaries' toll service revenues. State regulatory commissions in Pennsylvania, New Jersey, West Virginia, and Delaware have initiated proceedings to determine whether, and under what conditions, to authorize presubscription for intraLATA toll services. The Company expects the level of intraLATA toll service competition to increase in 1995. The telephone subsidiaries' ability to offset such competition will depend, in part, upon the terms and conditions under which presubscription for intraLATA toll services may be authorized.

     In 1994, several competitors sought authority from state regulatory commissions to provide and resell local exchange telecommunications services in areas served by the Company's telephone subsidiaries. The Maryland Public Service Commission has approved applications from MFS-Intelenet of Maryland, Inc., a subsidiary of MFS Communications Company, Inc., and from MCI Metro ATS, a subsidiary of MCI, to provide and resell local exchange services to business customers in Maryland. Similar applications are pending from competitors in Maryland, New Jersey, and Pennsylvania.

     The Company's telephone subsidiaries continue to seek the most favorable regulatory plans from their state commissions to keep pace with the rapid changes occurring in the telecommunications industry. The following is a summary of significant state regulatory developments in 1994.

     Bell Atlantic - Pennsylvania received approval in June of 1994 to implement an alternative regulation plan, which replaces rate base rate of return regulation and allows Bell Atlantic - Pennsylvania to operate under a pure price cap plan with no sharing provisions. In March 1994, Bell Atlantic - Delaware elected to be regulated under a new law pursuant to which the prices of competitive services will not be regulated, rate increases for discretionary services will be limited to 15% annually, basic local service rate increases will be limited to inflation minus 3%, and profits will not be regulated. In December 1994, the West Virginia Public Service Commission extended the incentive regulation plan applicable to West Virginia, which phases out the touch-tone rate and lowers other basic local service rates. The Virginia State Corporation Commission approved a new regulation plan for Bell Atlantic - Virginia, effective January 1, 1995, which eliminates regulation of profits, with provisions that cap basic local service rates until the year 2001, eliminate monthly touch-tone charges, and expand eligibility for lifeline telephone service.

--------------
Other Matters
--------------

     Environmental Issues

     The Company is subject to a number of environmental proceedings as a result of the operations of its subsidiaries and shared liability provisions in the Plan of Reorganization related to the Modification of Final Judgment. Certain of these environmental matters relate to Superfund sites for which the Company's subsidiaries have been designated as potentially responsible parties by the U.S. Environmental Protection Agency or joined as third-party defendants in pending Superfund litigation. Such designation or joinder subjects the named company to potential liability for costs relating to cleanup of the affected sites. The Company is also responsible for the remediation of sites with underground fuel storage tanks and other expenses associated with environmental compliance.

     The Company continually monitors its operations with respect to potential environmental issues, including changes in legally mandated standards and remediation technologies. The Company's recorded liabilities reflect those specific issues where remediation activities are currently deemed to be probable and where the cost of remediation is estimable. Management believes that the aggregate amount of any additional potential liability would not have a material effect on the Company's results of operations or financial condition.

     Wireless Joint Venture

     Following completion of the proposed merger of the domestic cellular properties of Bell Atlantic and NYNEX Corporation, which is expected to close in mid-1995 (see Note 16 to the Consolidated Financial Statements), the cellular operations of the Company will no longer be included in operating revenues and expenses. The joint venture will be controlled equally by both parties and, therefore, will be accounted for by the Company under the equity method. Revenues and operating income related to the Company's cellular operations were $1,044.9 million and $112.2 million in 1994, and $773.4 million and $43.9 million in 1993, respectively.

--------------------
Financial Condition
--------------------

                                                                               (Dollars in Millions)
                                              ------------------------------------------------------
For the Years Ended December 31                   1994                  1993                  1992
----------------------------------------------------------------------------------------------------
Cash Flows From (Used In):
    Operating Activities                      $3,752.6             $ 4,154.8             $ 3,924.5
    Investing Activities                      (1,669.8)             (2,953.5)             (2,004.5)
    Financing Activities                      (2,086.0)             (1,351.2)             (1,755.7)

     Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements, including network expansion and modernization, business development, and the payment of dividends. Management expects that presently foreseeable capital requirements will be financed primarily through internally generated funds. Additional long-term debt and equity financing may be needed to fund development activities and to maintain the Company's capital structure within management's guidelines. The Company determines the appropriateness of the level of its dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal requirements of the Company, and the expectations of shareowners.

     The use of derivatives by the Company is limited to managing risk that could endanger the financing and operating flexibility of the Company, making cash flows more stable over the long run, and achieving savings over traditional means of financing. Derivative agreements are tied to a specific liability or asset and hedge the related economic exposures. The use of these hedging agreements has not had a material impact on the Company's financial condition or results of operations. The Company does not use derivatives for speculative purposes and has not hedged its accounting translation exposure to foreign currency fluctuations relative to its net position in foreign subsidiaries. Additional information with respect to hedging agreements is provided in Note 9 to the Consolidated Financial Statements.

     As of December 31, 1994, the Company and its subsidiaries had in excess of $1.9 billion of unused bank lines of credit and shelf registrations for the issuance of up to $2.0 billion of unsecured debt securities. The Company and its subsidiaries had $666.9 million in borrowings outstanding under bank lines of credit at December 31, 1994.

     During 1994, as in prior years, the Company's primary source of funds continued to be cash generated from operations. Cash provided from operations in 1994 decreased versus 1993 due principally to higher income tax payments in 1994.

     Cash proceeds from investing activities in 1994 included $1,323.8 million from the April 1994 sale of TriCon and $123.0 million from the disposition of certain nonregulated subsidiaries. Additionally, the Company received $67.4 million under a special capital reduction plan implemented by Telecom in which 20% of Telecom's outstanding shares were canceled and shareowners received one New Zealand Dollar for each share canceled. Telecom's capital reduction did not change the Company's percentage ownership of Telecom. In 1993, the sale of a portion of the Company's interest in Telecom provided cash proceeds from investing activities of $253.7 million. In 1992, sales of shares of HCA-Hospital Corporation of America and real estate, and the disposition of businesses provided net cash proceeds from investing activities of approximately $393 million.

     The primary use of capital resources continued to be capital expenditures and the payment of dividends. The Company invested approximately $2.2 billion in 1994, $2.1 billion in 1993, and $2.2 billion in 1992 in the telephone subsidiaries' network.

     During 1994, Bell Atlantic purchased additional Iusacell shares for $524.0 million, thereby increasing the Company's total investment in Iusacell to $1,044.0 million, and used $37.5 million for the acquisition of a cellular property and a minority interest in a directory business. The Company also invested approximately $31 million in 1994 as a member of the Omnitel-Pronto Italia consortium that was awarded the second cellular license in Italy in March 1994. In 1993, the Company used $710.0 million of cash in connection with the initial investment in Iusacell, and the acquisition of two directory sales companies and certain other investments.

     On June 2, 1994, Bell Atlantic New Zealand Holdings, Inc., a subsidiary of the Company, issued 850,000 shares of Series A Preferred Stock at a price per share of $100, with a dividend rate of $7.08 per share per annum, pursuant to a private placement resulting in a cash inflow from financing activities of $85.0 million. The preferred stock is subject to mandatory redemption on May
1, 2004 at a redemption price per share of $100.

     The Company reduced long-term debt (including capital leases) and short-term debt by $990.2 million in 1994, $168.2 million in 1993, and $764.4 million in 1992. Approximately $250 million, $1.7 billion, and $1.8 billion of debt in 1994, 1993, and 1992, respectively, was refinanced at more favorable interest rates. The Company's debt ratio was 59.4% as of December 31, 1994, compared to 54.6% as of December 31, 1993 and 56.3% as of December 31, 1992. The 1994 debt ratio was impacted significantly by the equity reduction associated with the discontinued application of Statement No. 71. Excluding this effect, the debt ratio would have been 51.9% at December 31, 1994. The debt securities of the Bell Atlantic telephone subsidiaries continue to be accorded high ratings by primary rating agencies.

     As a result of the discontinued application of Statement No. 71, the Consolidated Balance Sheet at December 31, 1994 reflects significant changes due to the elimination of regulatory assets and liabilities, the revaluation of plant and equipment, and the accelerated amortization of investment tax credits (see Note 2 to the Consolidated Financial Statements). The Company's investment in Iusacell at December 31, 1994 has been reduced by approximately $330 million for foreign currency translation losses which are reported as foreign currency translation adjustments in Shareowners' Investment.

----------------------------------
Report of Independent Accountants
----------------------------------

To the Board of Directors and Shareowners of Bell Atlantic Corporation:

We have audited the accompanying consolidated balance sheets of Bell
Atlantic Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bell Atlantic Corporation and subsidiaries as of December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Notes 1 and 2 to the consolidated financial statements, the Company discontinued accounting for the operations of its telephone subsidiaries in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," effective August 1, 1994. Also, as discussed in Notes 1, 13 and 14 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postemployment benefits in 1993.



/s/ Coopers & Lybrand L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 6, 1995

Bell Atlantic Corporation and Subsidiaries                                    18

--------------------------------------
Consolidated Statements of Operations
--------------------------------------

                                                                                  (Dollars in Millions, Except Per Share Amounts)
                                                                -----------------------------------------------------------------
For the Years Ended December 31                                      1994                       1993                       1992
---------------------------------------------------------------------------------------------------------------------------------
Operating Revenues                                              $13,791.4                  $13,145.6                  $12,836.0
Operating Expenses
   Employee costs, including benefits and taxes                   4,333.1                    4,027.6                    3,941.5
   Depreciation and amortization                                  2,652.1                    2,545.1                    2,417.4
   Other                                                          4,001.6                    3,775.3                    3,970.9
                                                                -----------------------------------------------------------------
                                                                 10,986.8                   10,348.0                   10,329.8
                                                                -----------------------------------------------------------------
Operating Income                                                  2,804.6                    2,797.6                    2,506.2
Equity in Income of Affiliates                                       41.1                       48.3                       52.4
Other Income and Expense, Net                                        23.2                       39.8                      162.0
Interest Expense                                                    582.1                      612.1                      694.9
                                                                -----------------------------------------------------------------
Income Before Provision for Income Taxes,
  Extraordinary Items, and Cumulative Effect
  of Changes in Accounting Principles                             2,286.8                    2,273.6                    2,025.7
Provision for Income Taxes                                          884.9                      792.0                      643.5
                                                                -----------------------------------------------------------------
Income Before Extraordinary Items and
  Cumulative Effect of Changes in
  Accounting Principles                                           1,401.9                    1,481.6                    1,382.2
                                                                -----------------------------------------------------------------
Extraordinary Items
    Discontinuation of regulatory accounting
      principles, net of tax                                     (2,150.0)                         -                          -
    Early extinguishment of debt, net of tax                         (6.7)                     (58.4)                     (41.6)
                                                                -----------------------------------------------------------------
                                                                 (2,156.7)                     (58.4)                     (41.6)
                                                                -----------------------------------------------------------------
Cumulative Effect of Changes in
  Accounting Principles
    Income taxes                                                        -                       65.2                          -
    Postemployment benefits, net of tax                                 -                      (85.0)                         -
                                                                -----------------------------------------------------------------
                                                                        -                      (19.8)                         -
                                                                -----------------------------------------------------------------
Net Income (Loss)                                               $  (754.8)                 $ 1,403.4                  $ 1,340.6
                                                                =================================================================
Per Common Share:
Income Before Extraordinary Items and
  Cumulative Effect of Changes in
  Accounting Principles                                         $    3.21                  $    3.39                  $    3.23
Extraordinary Items                                                 (4.94)                      (.13)                      (.10)
Cumulative Effect of Changes in
  Accounting Principles                                                 -                       (.04)                         -
                                                                -----------------------------------------------------------------
Net Income (Loss)                                               $   (1.73)                 $    3.22                  $    3.13
                                                                =================================================================
Weighted Average Number of Common Shares
  and Equivalent Shares Outstanding (in millions)                   437.2                      436.3                      433.0
                                                                =================================================================

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries                                    19

----------------------------
Consolidated Balance Sheets
----------------------------

                                                                               (Dollars in Millions, Except Per Share Amounts)
                                                                     ---------------------------------------------------------
December 31,                                                              1994                                          1993
------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
    Cash and cash equivalents                                        $   142.9                                     $   146.1
    Short-term investments                                                   -                                           8.5
    Accounts receivable, net of allowances of $188.9  and $192.6       2,328.1                                       2,135.7
    Inventories                                                          274.6                                         250.9
    Prepaid expenses                                                     545.5                                         452.4
    Other                                                                492.2                                         877.2
                                                                     ---------------------------------------------------------
                                                                       3,783.3                                       3,870.8
                                                                     ---------------------------------------------------------
Plant, Property and Equipment                                         33,745.8                                      33,181.6
    Less accumulated depreciation                                     16,807.7                                      12,616.4
                                                                     ---------------------------------------------------------
                                                                      16,938.1                                      20,565.2
                                                                     ---------------------------------------------------------
Investments in Affiliates                                              1,576.8                                       1,394.7
Other Assets                                                           1,973.6                                       3,713.5
                                                                     ---------------------------------------------------------
Total Assets                                                         $24,271.8                                     $29,544.2
                                                                     =========================================================
Liabilities and Shareowners' Investment
Current Liabilities
    Debt maturing within one year                                    $ 2,087.6                                     $ 2,677.3
    Accounts payable                                                   2,220.2                                       2,134.9
    Accrued taxes                                                        137.2                                         190.9
    Advance billings and customer deposits                               450.7                                         443.0
    Accrued vacation pay                                                 251.5                                         244.0
    Dividend payable                                                     301.0                                         292.2
    Other                                                                128.5                                         141.6
                                                                     ---------------------------------------------------------
                                                                       5,576.7                                       6,123.9
                                                                     ---------------------------------------------------------
Long-Term Debt                                                         6,805.7                                       7,206.2
                                                                     ---------------------------------------------------------
Employee Benefit Obligations                                           3,773.8                                       3,396.0
                                                                     ---------------------------------------------------------
Deferred Credits and Other Liabilities
    Deferred income taxes                                              1,305.7                                       2,913.5
    Unamortized investment tax credits                                   176.7                                         447.2
    Other                                                                466.9                                       1,233.0
                                                                     ---------------------------------------------------------
                                                                       1,949.3                                       4,593.7
                                                                     ---------------------------------------------------------
Preferred Stock of Subsidiary                                             85.0                                             -
                                                                     ---------------------------------------------------------
Commitments (Notes 7, 11 and 16)
Shareowners' Investment
    Preferred and Preference stock ($1 par value; none issued)               -                                             -
    Common stock ($1 par value; 436,405,646 shares and
      436,130,185 shares issued)                                         436.4                                         436.1
    Common stock issuable (92,899 shares and 142,068 shares)                .1                                            .1
    Contributed capital                                                5,428.4                                       5,415.2
    Reinvested earnings                                                1,144.4                                       3,093.6
    Foreign currency translation adjustment                             (330.8)                                        (83.9)
                                                                     ---------------------------------------------------------
                                                                       6,678.5                                       8,861.1
    Less common stock in treasury, at cost                                11.0                                           2.4
    Less deferred compensation-employee stock ownership plans            586.2                                         634.3
                                                                     ---------------------------------------------------------
                                                                       6,081.3                                       8,224.4
                                                                     ---------------------------------------------------------
Total Liabilities and Shareowners' Investment                        $24,271.8                                     $29,544.2
                                                                     =========================================================

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries                                    20

--------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------

                                                                                                            (Dollars in Millions)
                                                              -------------------------------------------------------------------
For the Years Ended December 31                                      1994                       1993                       1992
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
Net income (loss)                                             $    (754.8)              $    1,403.4               $    1,340.6
Adjustments to reconcile net income (loss)
  to net cash provided by operating activities:
     Depreciation and amortization                                2,652.1                    2,545.1                    2,417.4
     Extraordinary items, net of tax                              2,156.7                       58.4                       41.6
     Cumulative effect of changes in accounting
       principles, net of tax                                           -                       19.8                          -
     Other items, net                                                 1.2                      (96.2)                     (56.5)
     Changes in certain assets and liabilities, net of effects
       from acquisition/disposition of businesses:
            Accounts receivable                                    (208.3)                     (87.8)                     (13.8)
            Inventories                                             (80.8)                     (31.7)                     (35.0)
            Other assets                                           (235.3)                       3.8                      157.0
            Accounts payable and accrued taxes                       53.9                      328.2                      (56.3)
            Deferred income taxes, net                             (270.5)                    (105.8)                     (26.1)
            Unamortized investment tax credits                      (49.4)                     (66.2)                     (80.0)
            Employee benefit obligations                            382.8                      193.3                       63.6
            Other liabilities                                       105.0                       (9.5)                     172.0
                                                              -------------------------------------------------------------------
Net cash provided by operating activities                         3,752.6                    4,154.8                    3,924.5
                                                              -------------------------------------------------------------------
Cash Flows From Investing Activities
Purchases of short-term investments                                 (10.0)                      (8.5)                    (159.3)
Proceeds from sale of short-term investments                         18.5                       34.0                      241.3
Additions to plant, property and equipment                       (2,648.3)                  (2,517.4)                  (2,560.4)
Proceeds from sale of plant, property and equipment                 102.1                       47.4                      426.9
Investment in finance lease and notes receivable                   (741.6)                  (1,862.5)                  (1,467.0)
Proceeds from finance lease and notes receivable                    721.8                    1,801.2                    1,474.7
Acquisition of businesses, less cash acquired                       (37.5)                    (146.9)                       (.3)
Investment in Grupo Iusacell, S.A. de C.V.                         (524.0)                    (520.0)                         -
Proceeds from sale of ownership interest in
   Telecom Corporation of New Zealand Limited                           -                      253.7                          -
Proceeds from Telecom Corporation of
   New Zealand Limited capital reduction plan                        67.4                          -                          -
Investment in joint ventures                                        (46.0)                     (43.1)                     (17.0)
Proceeds from disposition of businesses                           1,446.8                          -                       26.5
Proceeds from sale of investment                                        -                          -                       58.9
Other, net                                                          (19.0)                       8.6                      (28.8)
                                                              -------------------------------------------------------------------
Net cash used in investing activities                            (1,669.8)                  (2,953.5)                  (2,004.5)
                                                              -------------------------------------------------------------------
Cash Flows From Financing Activities
Proceeds from borrowings                                            249.6                    2,148.1                    1,340.7
Principal repayments of borrowings and
   capital lease obligations                                       (621.1)                    (949.0)                  (1,875.5)
Early extinguishment of debt                                       (350.0)                  (1,575.0)                    (987.5)
Net change in short-term borrowings with
   original maturities of three months or less                     (287.6)                     186.7                      700.4
Dividends paid                                                   (1,195.1)                  (1,156.5)                  (1,069.7)
Proceeds from sale of common stock                                    6.9                       33.7                      122.1
Purchase of common stock for treasury                                (8.7)                         -                        (.1)
Net change in outstanding checks drawn
   on controlled disbursement accounts                               35.0                      (39.2)                      13.9
Proceeds from sale of preferred stock by subsidiary                  85.0                          -                          -
                                                              -------------------------------------------------------------------
Net cash used in financing activities                            (2,086.0)                  (1,351.2)                  (1,755.7)
                                                              -------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                     (3.2)                    (149.9)                     164.3
Cash and cash equivalents, beginning of year                        146.1                      296.0                      131.7
                                                              -------------------------------------------------------------------
Cash and cash equivalents, end of year                        $     142.9               $      146.1               $      296.0
                                                              ===================================================================

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries                                    21

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

------------------------------------------------
1    Summary of Significant Accounting Policies
------------------------------------------------

     Consolidation and Basis of Presentation

     The consolidated financial statements include the accounts of Bell Atlantic Corporation (Bell Atlantic) and its majority-owned subsidiaries (together with Bell Atlantic, the Company). Investments in businesses in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Other investments are accounted for by the cost method. All significant intercompany accounts and transactions have been eliminated.

     As a result of the disposition of a significant portion of its lease financing and other non-strategic businesses in 1994 (see Note 5), the Company operates predominantly in a single industry segment - communications and related services.

     Effective August 1, 1994, the telephone subsidiaries discontinued accounting for their operations under the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71) (see Note 2).

     Revenue Recognition

     Revenues are recognized as earned on the accrual basis.

     The telephone subsidiaries recognize revenues when services are rendered based on usage of the Company's local exchange network and facilities. Other subsidiaries recognize revenues when products are delivered or services are rendered to customers. Cellular operations revenues include access and usage, equipment, and gross roamer revenues into and out of the Company's markets.

     Revenues recognized from leasing transactions are recorded in accordance with Statement of Financial Accounting Standards No. 13, "Accounting for Leases."

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

     Prepaid Directory

     Costs of directory production and advertising sales are principally deferred until the directory is published. Such costs are amortized to expense and the related advertising revenues are recognized over the average life of the directory, which is generally 12 months.

     Plant and Depreciation

     The telephone subsidiaries' provision for depreciation is based principally on the composite group remaining life method of depreciation and straight-line composite rates. This method provides for the recovery of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. In connection with the discontinued application of Statement No. 71, the Company began recording depreciation expense based on expected revenue-producing asset lives. The following asset lives were used, effective August 1, 1994: buildings, 18 to 40 years; central office equipment, 4 to 12 years; cable, wiring, and conduit, 14 to 50 years; and other equipment, 6 to 38 years. Previously, depreciation expense of the telephone subsidiaries was based on asset lives that were authorized by regulatory commissions (see Note 3) and included regulator-approved amortization of certain classes of telephone plant.

     When depreciable plant of the telephone subsidiaries is replaced or retired, the amounts at which such plant has been carried in plant, property and equipment are removed from the respective accounts and charged to accumulated depreciation, and any gains or losses on disposition are amortized over the remaining asset lives of the remaining net investment in telephone plant.

     Plant, property and equipment of other subsidiaries is depreciated principally on a straight-line basis over the following estimated useful lives: buildings, 15 to 40 years; and other equipment, 2 to 15 years. When the depreciable assets of these subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income.

     Equipment under operating leases is depreciated to estimated residual value, principally by using a sum-of-the-years-digits method.

     Maintenance and Repairs

     The cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, is charged to operating expense.

     Capitalized Interest Cost

     Upon the discontinued application of Statement No. 71, effective August 1, 1994, the telephone subsidiaries began reporting capitalized interest as a cost of telephone plant and equipment and a reduction in interest expense, in accordance with the provisions of Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" (Statement No. 34). The Company's other subsidiaries account for capitalized interest in accordance with Statement No. 34 provisions.

     Prior to the discontinued application of Statement No. 71, the telephone subsidiaries recorded an allowance for funds used during construction, which included both interest and equity return components, as a cost of plant and as an item of other income.

     Cost in Excess of Net Assets Acquired

     The excess of the acquisition cost over the fair value of net assets of businesses acquired is amortized by the straight-line method over periods not exceeding 40 years. The carrying amount is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable and a determination of impairment (if any) is made based on estimates of future cash flows of the businesses acquired.

     Foreign Currency

     Assets and liabilities of foreign subsidiaries and equity investees are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenues and expenses are translated into U.S. dollars at the average rates that prevailed during the period. The resultant net translation gains and losses are reported as foreign currency translation adjustments in Shareowners' Investment.

     Exchange gains and losses on transactions of the Company and its equity investees denominated in a currency other than their functional currency are generally included in results of operations as incurred.

     Exchange gains and losses on intercompany foreign currency transactions of a long-term investment nature are reported as foreign currency translation adjustments in Shareowners' Investment.

     Hedging Instruments

     The Company periodically enters into hedging agreements to reduce its exposure to fluctuations in foreign exchange rates and interest rates.

     Forward exchange contracts are generally used to hedge the exposure to currency fluctuations on certain short-term transactions denominated in a currency other than the entities' functional currency. Gains and losses on these contracts generally offset the foreign exchange gains and losses on the underlying hedged transactions and are included in results of operations. The discount or premium on these contracts is included in results of operations over the life of the contract.

     Gains and losses and related discounts or premiums arising from financial instruments that hedge foreign balances of a long-term investment nature are included as foreign currency translation adjustments in Shareowners' Investment.

     Hedging instruments are sometimes used to manage the exposure to currency fluctuations associated with identifiable foreign currency commitments. Gains and losses from these instruments are deferred and reflected as adjustments of the related transactions.

     The Company periodically enters into interest rate hedge agreements which involve the exchange of fixed and variable interest rate payments over the life of the agreement without exchange of the underlying principal amounts. The differential to be paid or received under these agreements is accrued as interest rates change and is recognized as an adjustment to interest expense over the life of the agreements.

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

     Amounts contributed to 501(c)(9) trusts and 401(h) accounts under applicable federal income tax regulations to pay certain postretirement benefits are actuarially determined, principally under the aggregate cost actuarial method.

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

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No.
109), which requires the determination of deferred taxes using the asset and liability method. Under the asset and liability method, deferred taxes are provided on book and tax basis differences and deferred tax balances are adjusted to reflect enacted changes in income tax rates.

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

     Earnings Per Common Share

     Earnings per common share calculations are based on the weighted average number of shares and equivalent shares outstanding during the year.

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

     Reclassifications

     Certain reclassifications of prior years' data have been made to conform to 1994 classifications.

                                                                              24
---------------------------------------------------------
2    Discontinuation of Regulatory Accounting Principles
---------------------------------------------------------

     In the third quarter of 1994, the Company determined that it was no longer eligible for continued application of the accounting required by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). In connection with the decision to discontinue regulatory accounting principles under Statement No. 71, the Company recorded a noncash, after-tax extraordinary charge of $2,150.0 million, which is net of an income tax benefit of $1,498.4 million.

     The Company's determination that it was no longer eligible for continued application of the accounting required by Statement No. 71 was based on the belief that the convergence of competition, technological change (including the Company's technology deployment plans), actual and potential regulatory, legislative and judicial actions, and other factors are creating fully open and competitive markets. In such markets, the Company does not believe it can be assured that prices can be maintained at levels that will recover the net carrying amount of existing telephone plant and equipment, which has been depreciated over relatively long regulator-prescribed lives. In addition, changes from cost-based regulation to various forms of incentive regulation in all jurisdictions contributed to the determination that the continued application of Statement No. 71 is inappropriate.

     The components of the charge recognized as a result of the discontinued application of Statement No. 71 follow:

                                                      (Dollars in Millions)
                                        ------------------------------------
                                          Pre-tax               After-tax
----------------------------------------------------------------------------
Increase in plant and
 equipment depreciation
 reserve                                $ 3,463.0               $ 2,128.9
Accelerated investment
 tax credit amortization                        -                  (136.2)
Tax-related regulatory asset
 and liability elimination                      -                    42.5
Other regulatory asset
 and liability elimination                  185.4                   114.8
                                        ------------------------------------
Total                                   $ 3,648.4               $ 2,150.0
                                        ====================================

     The increase in the accumulated depreciation reserve of $3,463.0 million was supported by both an impairment analysis, which identified estimated amounts not recoverable from future discounted cash flows, and a depreciation study, which identified inadequate depreciation reserve levels which the Company believes resulted principally from the cumulative underdepreciation of plant as a result of the regulatory process. Investment tax credit amortization was accelerated as a result of the reduction in remaining asset lives of the associated telephone plant and equipment.

     Upon adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," the effects of required adjustments to deferred tax balances were deferred on the balance sheet as regulatory assets and liabilities and amortized at the time the related deferred taxes were recognized in the ratemaking process. As of August 1, 1994, tax-related regulatory assets of $757.2 million and tax-related regulatory liabilities of $714.7 million were eliminated. The elimination of other regulatory assets and liabilities relates principally to deferred debt refinancing and vacation pay costs, which were being amortized as they were recognized in the ratemaking process.

-----------------------------------
3    Plant, Property and Equipment
-----------------------------------

     Plant, property and equipment, which is stated at cost, is summarized as follows at December 31:

                                               (Dollars in Millions)
                                    --------------------------------
                                          1994                1993
--------------------------------------------------------------------
Land                                $    273.5          $    262.0
Buildings                              2,741.7             2,606.7
Central office equipment              12,261.8            11,905.5
Cable, wiring, and conduit            12,074.9            11,635.4
Other equipment                        4,976.2             5,391.2
Other                                    510.6               696.2
Construction-in-progress                 907.1               684.6
                                    --------------------------------
                                      33,745.8            33,181.6
Accumulated depreciation             (16,807.7)          (12,616.4)
                                    --------------------------------
Total                               $ 16,938.1          $ 20,565.2
                                    ================================

     The increase in accumulated depreciation in 1994 included $3,463.0 million attributable to the adjustment to the carrying value of telephone plant and equipment resulting from the discontinued application of Statement No. 71
(see Note 2). The components of the adjustment to the accumulated depreciation reserve are summarized as follows:

                                                (Dollars in Millions)
---------------------------------------------------------------------
Buildings                                                 $   194.4
Central office equipment                                    1,252.0
Cable, wiring, and conduit                                  1,625.6
Other equipment                                               391.0
                                                          -----------
Total                                                     $ 3,463.0
                                                          ===========

     In connection with the discontinued application of Statement No. 71, effective August 1, 1994, for financial reporting purposes, the Company began using estimated asset lives for certain categories of plant and equipment that are shorter than those approved by regulators prior to the discontinuance of Statement No. 71. The shorter lives result from the Company's expectation as to the revenue-producing lives of the assets. A comparison of the regulator-approved asset lives to the shorter new asset lives for the most significantly impacted categories of plant and equipment of the telephone subsidiaries follows:

                                          ----------------------------
                                          Regulator-
                                          Approved                 New
Average Lives (in years)                  Asset Lives      Asset Lives
----------------------------------------------------------------------
Buildings                                       18-60            18-40
Digital switch                                  17-19               12
Digital circuit                                 11-13             9-11
Conduit                                         50-60               50
Copper cable                                    20-30            14-19
Fiber cable                                     20-30            20-25
                                          ----------------------------


-------------------------------
4    Investments in Affiliates
-------------------------------

     The Company's investments in affiliates, which are accounted for principally under the equity method, consist of the following at December 31:

                                                                                            (Dollars in Millions)
                                                    -------------------------------------------------------------
                                                                           1994                            1993
                                                    ------------------------------     --------------------------
                                                      Ownership      Investment        Ownership     Investment
-----------------------------------------------------------------------------------------------------------------
Telecom Corporation of New Zealand Limited                 24.8%       $  625.6             24.8%      $  610.2
Grupo Iusacell, S.A. de C.V.                               41.9%          646.4             23.2%         517.0
Other                                                   Various           304.8          Various          267.5
                                                    -------------------------------------------------------------
Total                                                                  $1,576.8                        $1,394.7
                                                    =============================================================

     Telecom Corporation of New Zealand Limited (Telecom) is the principal provider of telecommunications services in that country. At the date of acquisition in 1990, the Company's interest in Telecom exceeded the recorded value of the proportionate share of the underlying net assets by approximately $285 million. This amount is being amortized by the straight-line method over a period of 40 years. During 1993, the Company recorded an after-tax gain of $44.7 million as a result of the sale of Telecom stock.

     Through the purchase of stock in 1993 and 1994 totaling $1,044.0 million, the Company acquired an economic interest in Grupo Iusacell, S.A. de C.V. (Iusacell), the second largest telecommunications company in Mexico. Shares held by Bell Atlantic represent approximately 44% of the voting rights pertaining to Iusacell stock. At acquisition, the cumulative investment in Iusacell exceeded the recorded value of the underlying net assets by approximately $760 million. This amount is being amortized by the straight-line method over a period of 25 years. The Company's investment in Iusacell has been reduced by approximately $330 million for foreign currency translation losses which are reported as foreign currency translation adjustments in Shareowners' Investment.

     The Company's other investments consist principally of cellular mobile communications and real estate partnerships, a one-seventh interest in Bell Communications Research, Inc. (Bellcore), and several other domestic and international joint ventures.

-------------------------------
5    Disposition of Businesses
-------------------------------

     Lease Financing

     In the second quarter of 1994, the Company sold the assets of Bell Atlantic TriCon Leasing Corporation (TriCon), except for leveraged lease and project finance portfolios, to GFC Financial Corporation (GFC). The sale price consisted of $344.2 million in cash and $835.9 million in notes receivable, plus the assumption of $81.8 million of liabilities by GFC. In addition, the Company retained $586.7 million of debt instruments of TriCon and received a note of an equal amount from GFC. The principal and interest payments on the retained debt match the principal and interest payments received on the note from GFC. At December 31, 1994, the remaining balance of a note receivable from GFC was $435.0 million. The Company recorded a pretax gain of $42.0 million as a result of this transaction.

     In the fourth quarter of 1994, the Company sold substantially all of the assets of a leasing subsidiary, Bell Atlantic Systems Leasing International, Inc., including the Company's 50% ownership interest in Pacific Atlantic Systems Leasing, Inc. This sale did not have a material effect on the Company's results of operations or financial position.

     Other

     In 1994, the Company recorded pretax charges aggregating $38.9 million in connection with the disposition of a subsidiary that sells and distributes liquefied petroleum gas and a foreign cellular operation.

------------------------------------
6    Leasing Arrangements as Lessor
------------------------------------

     During 1994, the Company sold substantially all of its lease financing business, except for leveraged lease and project finance portfolios (see Note
5). The Company is no longer providing new leasing services.

     Finance lease receivables, net, which are included in Other (current assets) and Other Assets (noncurrent assets) in the Consolidated Balance Sheets, consist of the following components at December 31:

                                                                                                       (Dollars in Millions)
                                                  --------------------------------------------------------------------------
                                                                   1994                                  1993
                                                  ----------------------------------    ------------------------------------
                                                                 Direct                                Direct
                                                  Leveraged     Finance                 Leveraged     Finance
                                                     Leases      Leases        Total       Leases      Leases         Total
----------------------------------------------------------------------------------------------------------------------------
Minimum lease payments receivable                 $   852.3    $   41.6    $   893.9    $   879.9   $   736.1   $   1,616.0
Estimated residual value                              548.7         5.6        554.3        584.1       136.9         721.0
Unearned income                                      (505.0)      (18.1)      (523.1)      (542.8)     (156.8)       (699.6)
                                                  --------------------------------------------------------------------------
                                                  $   896.0    $   29.1        925.1    $   921.2   $   716.2       1,637.4
                                                  ======================                ======================
Allowance for doubtful accounts                                                    -                                  (48.9)
                                                                           ---------                            ------------
Finance lease receivables, net                                             $   925.1                            $   1,588.5
                                                                           =========                            ============
Current                                                                    $    35.8                            $     271.1
                                                                           =========                            ============
Noncurrent                                                                 $   889.3                            $   1,317.4
                                                                           =========                            ============

     Minimum lease payments receivable for the leveraged leases are shown net of principal and interest on the associated nonrecourse debt. Accumulated deferred taxes arising from leveraged leases, which are included in deferred income taxes, amounted to $779.5 million and $799.8 million at December 31, 1994 and 1993, respectively.

     Plant, property and equipment at December 31, 1994 and 1993 includes real estate property under operating leases, or held for lease, of $313.4 million and $434.3 million, less accumulated depreciation of $71.0 million and $67.9 million, respectively, and equipment under operating leases of $27.5 million and $851.7 million, less accumulated depreciation of $14.5 million and $652.4 million, respectively.

     Future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged leases, for the periods shown are as follows at December 31, 1994:

                                                          (Dollars in Millions)
                                          -------------------------------------
Years                                     Capital Leases       Operating Leases
-------------------------------------------------------------------------------
1995                                      $         19.1       $           32.5
1996                                                 8.4                   30.5
1997                                                12.0                   26.5
1998                                                17.0                   21.6
1999                                                16.6                   12.3
Thereafter                                         820.8                   17.1
                                          -------------------------------------
Total                                     $        893.9       $          140.5
                                          =====================================

------------------------------------
7    Leasing Arrangements as Lessee
------------------------------------

     The Company has entered into both capital and operating leases for facilities and equipment used in operations. Plant, property and equipment included capital leases of $171.6 million and $221.2 million and related accumulated amortization of $82.8 million and $112.7 million at December 31, 1994 and 1993, respectively. In 1994, 1993, and 1992, the Company incurred initial capital lease obligations of $11.9 million, $13.6 million, and $15.2 million, respectively.

     Total rent expense amounted to $285.5 million in 1994, $307.8 million in 1993, and $295.7 million in 1992.

     At December 31, 1994, the aggregate minimum rental commitments under noncancelable leases for the periods shown are as follows:

                                                          (Dollars in Millions)
                                          -------------------------------------
Years                                     Capital Leases       Operating Leases
-------------------------------------------------------------------------------
1995                                      $         24.5       $          109.6
1996                                                24.8                  104.1
1997                                                20.7                   97.1
1998                                                18.1                   86.7
1999                                                16.7                   78.2
Thereafter                                         103.8                  797.6
                                          -------------------------------------
Total                                              208.6       $        1,273.3
                                                               ================
Less imputed interest
 and executory costs                                88.5
                                          --------------
Present value of net
 minimum lease
 payments                                          120.1
Less current installments                           11.3
                                          --------------
Long-term obligation
at December 31, 1994                      $        108.8
                                          ==============

     As of December 31, 1994, the total minimum sublease rentals to be received in the future under noncancelable operating subleases was $89.5 million.

----------
8    Debt
----------

     Long-Term

     Long-term debt consists of the following at December 31:

                                                                                                            (Dollars in Millions)
                                                              -------------------------------------------------------------------
                                                               Interest Rates        Maturities             1994             1993
---------------------------------------------------------------------------------------------------------------------------------
Telephone subsidiaries' debentures                              3.25% - 7.00%         1995-2025        $ 2,222.0        $ 1,972.0
                                                               7.125% - 7.75%         2002-2033          1,955.0          2,105.0
                                                                7.85% - 8.75%         2009-2031          1,280.0          1,480.0
                                                              -------------------------------------------------------------------
                                                                                                         5,457.0          5,557.0
Notes payable                                                 4.025% - 12.42%         1995-2005          1,175.7          1,733.0
Mortgage and installment notes                                 5.53% - 11.00%         1995-2011             18.1             33.4
Employee Stock Ownership Plan loans - senior notes                      8.17%              2000            571.3            633.7
Capital lease obligations - average rate 10.6% and 10.6%                                                   120.1            125.8
Unamortized discount and premium, net                                                                      (34.1)          (116.0)
                                                                                                       --------------------------
Total long-term debt, including current maturities                                                       7,308.1          7,966.9
Less maturing within one year                                                                              502.4            760.7
                                                                                                       --------------------------
Total long-term debt                                                                                   $ 6,805.7        $ 7,206.2
                                                                                                       ==========================

     Maturities of long-term debt outstanding at December 31, 1994, excluding unamortized discount and premium and capital lease obligations, are: $491.1 million due in 1995, $303.2 million due in 1996, $279.4 million due in 1997, $340.6 million due in 1998, $291.4 million due in 1999, and $5,516.4 million thereafter.

     Telephone subsidiaries' debentures outstanding at December 31, 1994 include $1,822.0 million that are callable. The call prices range from 104.0% to 100.0% of face value, depending upon the remaining term to maturity of the issue. In addition, the telephone subsidiaries' debentures include $640.0 million that will become redeemable for a limited period at the option of the holders between the years 1996 and 2002. The redemption prices will be 100.0% of face value plus accrued interest.

     Notes payable include $435.0 million of retained debt instruments of TriCon, of which $221.2 million was classified as current and $213.8 million as noncurrent at December 31, 1994 (see Note 5).

     Installment notes in the amount of $6.3 million at December 31, 1994 were collateralized by finance lease receivables and equipment. Mortgage notes in the amount of $11.8 million at December 31, 1994 were collateralized by land and buildings.

     Included in notes payable are medium-term notes issued by Bell Atlantic Financial Services, Inc. (FSI), a wholly owned subsidiary that provides financing for Bell Atlantic and certain of its subsidiaries. FSI debt securities (aggregating $700.1 million at December 31, 1994) have the benefit of a Support Agreement dated October 1, 1992 between Bell Atlantic and FSI, under which Bell Atlantic has committed to make payments of interest, premium, if any, and principal on the FSI debt in the event of FSI's failure to pay. The Support Agreement provides that the holders of FSI debt shall not have recourse to the stock or assets of Bell Atlantic's telephone subsidiaries. However, in addition to dividends paid to Bell Atlantic by any of its consolidated subsidiaries, assets of Bell Atlantic that are not subject to such exclusion are available as recourse to holders of FSI debt. The carrying value of the available assets reflected in the consolidated financial statements of Bell Atlantic was approximately $5 billion at December 31, 1994.

     See Note 13 for information on the Employee Stock Ownership Plan Loans.

     The Company has recorded extraordinary charges associated with the early extinguishment of debentures called by the Company's telephone subsidiaries prior to the balance sheet date. These charges reduced net income by $6.7 million (net of an income tax benefit of $3.6 million) in 1994, $58.4 million (net of an income tax benefit of $36.2 million) in 1993, and $41.6 million (net of an income tax benefit of $25.2 million) in 1992.

     Debt Maturing Within One Year

     Debt maturing within one year consists of the following at December 31:

                                                   (Dollars in Millions)
                                              --------------------------
                                                  1994              1993
------------------------------------------------------------------------
Notes payable:
  Bank loans                                  $  666.9          $  582.0
  Commercial paper                               918.3           1,334.6
Long-term debt maturing
 within one year                                 502.4             760.7
                                              --------------------------
Total                                         $2,087.6          $2,677.3
                                              ==========================
Weighted average interest
 rates for notes payable
 outstanding at year-end                           6.0%              3.5%
                                              --------------------------

     Construction of telephone plant and the operations of the Company's real estate and cellular subsidiaries are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

     At December 31, 1994, the Company had in excess of $1.9 billion of unused bank lines of credit. The availability of these lines, for which there are no formal compensating balances or commitment fee agreements, is at the discretion of each bank.

---------------------------
9    Financial Instruments
---------------------------

     Derivatives

     The use of derivatives by the Company is limited to managing risk that could endanger the financing and operating flexibility of the Company, making cash flows more stable over the long run and achieving savings over traditional means of financing. Derivative agreements are tied to a specific liability or asset and hedge the related economic exposures. The use of these hedging agreements has not had a material impact on the Company's financial condition or results of operations. The Company does not use derivatives for speculative purposes and has not hedged its accounting translation exposure to foreign currency fluctuations relative to its net position in foreign subsidiaries.

     Interest Rate Hedge Agreements

     The Company periodically enters into interest rate hedge agreements to reduce interest rate risks and costs inherent in its debt portfolio. These agreements involve the exchange of fixed and variable interest rate payments periodically over the life of the agreement without exchange of the underlying principal amounts.

     The notional amounts outstanding, maturity dates, and the weighted average receive and pay rates of interest rate hedge agreements by type are as follows:

                                                                                                      (Dollars in Millions)
                                                       --------------------------------------------------------------------
                                                                                                      Weighted Average Rate
                                                          Notional                                    ---------------------
                                                            Amount             Maturities             Receive          Pay
---------------------------------------------------------------------------------------------------------------------------
December 31, 1994: Variable to Fixed                   $      70.0            1995 to 1999             5.4%            5.6%
December 31, 1993: Variable to Fixed                   $     185.0            1994 to 1999             6.6%            4.1%
---------------------------------------------------------------------------------------------------------------------------

     The notional amounts are used to calculate contractual payments to be exchanged and are not actually paid or received.

     Interest rate hedge agreements have not significantly impacted the Company's relative proportion of variable and fixed interest expense.

     At December 31, 1993, interest rate hedge agreements on direct finance lease receivable transfer agreements, which had the effect of fixing interest rates on floating rate direct finance lease receivable transfer agreements amounted to $414.4 million. Due to the sale of TriCon (see Note 5), the Company no longer has interest rate hedge agreements on finance lease receivables.

     The Company has entered into forward interest rate hedge agreements with a notional amount of $50.3 million in connection with a specific lease. Maturities on the forward agreements range from February to May of the year 2000.

     Foreign Exchange Contracts

     The Company enters into foreign exchange hedging agreements to reduce its exposure to fluctuations in foreign exchange rates that will directly impact cash flows.

     Foreign exchange hedging agreements have generally been limited to forward contracts to exchange the U.S. dollar for a foreign currency at some future date, usually within 30 days. Exchange gains and losses on these contracts substantially offset the foreign exchange gains and losses on the underlying hedged transactions in 1994 and 1993.

     At December 31, 1994, the outstanding face amounts of these contracts totaled $27.6 million, representing commitments to sell seven foreign currencies with no currency exceeding $16.1 million, and $5.6 million, representing commitments to buy six foreign currencies with no currency exceeding $2.1 million. Substantially all contracts expire on or before January 27, 1995. The gain or loss on the individual contracts at December 31, 1994 was substantially offset by the gain or loss on the underlying hedged balances. Exposure to foreign currency gains or losses as a result of these transactions was not material to the Company's results of operations or financial condition.

     At December 31, 1993, the outstanding face amounts of these contracts totaled $38.0 million, representing commitments to sell ten foreign currencies with no currency exceeding $15.8 million, and $24.2 million, representing commitments to buy six foreign currencies with no currency exceeding $14.3 million. The gain or loss on the individual contracts at December 31, 1993 was substantially offset by the gain or loss on the underlying hedged balances. Exposure to foreign currency gains or losses as a result of these transactions was not material to the Company's results of operations or financial condition.

     At December 31, 1994, Bell Atlantic and its consolidated subsidiaries do not have material cash flow exposures to foreign currency fluctuations resulting from monetary assets and liabilities, firm commitments, or highly anticipated cash flow exposures denominated in a currency other than the Company's functional currency that are not hedged.

     The Company's net equity position in its principal unconsolidated foreign subsidiaries at December 31, 1994 was $1,335.7 million and $1,167.6 million at December 31, 1993. These subsidiaries have operations primarily in New Zealand and Mexico. The Company has not hedged its accounting translation exposure to foreign currency fluctuations relative to this net equity position since it does not represent actual cash flow exposure.

     Certain unconsolidated foreign subsidiaries accounted for using the equity method have net liabilities, primarily debt, denominated in a currency other than the investees' functional currency. The Company is subject to fluctuations in its equity income from these subsidiaries related to foreign currency gains and losses on such net liabilities. Foreign currency losses on such net liabilities included in equity income totaled $21.5 million for the year ended December 31, 1994.

     Concentrations of Credit Risk

     Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of temporary cash investments, trade receivables, certain notes receivable, interest rate hedge agreements and forward exchange contracts.

     The Company places its temporary cash investments with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Concentrations of credit risk with respect to trade receivables other than those from AT&T are limited due to the large number of customers in the Company's customer base. For the years ended December 31, 1994, 1993, and 1992, revenues generated from services provided to AT&T, primarily network access, billing and collection, and sharing of network facilities, were $1,352.6 million, $1,368.4 million, and $1,518.0 million, respectively. At December 31, 1994 and 1993, Accounts receivable, net, included $153.0 million and $162.4 million, respectively, from AT&T. At December 31, 1994, the Company had an uncollateralized note receivable from GFC of $435.0 million in connection with the disposition of TriCon (see Note 5).

     Counterparties to the interest rate hedge agreements are major financial institutions. Counterparties to the forward exchange agreements are major international financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties, and limits the amount of contracts with any one party. The Company believes the risk of incurring losses related to credit risk is remote and any losses would not be material to results of operations or financial condition. The Company also continually monitors the performance of the underlying risks being hedged to ensure correlation with the hedging vehicle.

     Fair Value of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

Cash and Cash Equivalents, Short-Term Investments, Accounts Receivable, Accounts Payable, Accrued Liabilities and Forward Exchange Contracts

     The carrying amount approximates fair value.

Debt Maturing Within One Year and Long-Term Debt

     Fair value is estimated based on the quoted market prices for the same or similar issues or is based on the net present value of the expected future cash flows using current interest rates.

Notes Receivable

     Fair value is based on the present value of the future expected cash flows using current interest rates or on quoted market prices for similar instruments, if available.

Interest Rate Hedge Agreements

     Fair value is the estimated amount that the Company would have to pay or receive to terminate the hedge agreements as of December 31, 1994 and 1993, taking into account the current interest rates and the creditworthiness of the counterparties.

     The estimated fair values of the Company's financial instruments are as follows at December 31:

                                                                                                               (Dollars in Millions)

                                                                       ------------------------------------------------------------
                                                                                             1994                              1993
                                                                       --------------------------        --------------------------

                                                                        Carrying             Fair         Carrying             Fair
                                                                          Amount            Value           Amount            Value
-----------------------------------------------------------------------------------------------------------------------------------
Financial Instruments on the Balance Sheets:
    Debt maturing within one year, excluding capital
     lease obligations                                                 $ 2,076.3        $ 2,080.9        $ 2,666.5        $ 2,696.3
    Long-term debt, excluding unamortized discount
     and premium and capital lease obligations                           6,731.0          6,161.5          7,207.2          7,512.0
    Notes receivable, net                                                  482.7            478.4            926.5            924.5
Financial Instruments with Off-Balance-Sheet Risk:
    Unrealized gain (loss) on interest rate hedge agreements                   -              1.8                -             (4.8)

                                                                       ------------------------------------------------------------

-------------------------------------------
10   Sale of Preferred Stock by Subsidiary
-------------------------------------------

     On June 2, 1994, Bell Atlantic New Zealand Holdings, Inc. (BANZHI), a subsidiary of the Company, issued 850,000 shares of Series A Preferred Stock at a price per share of $100 with a dividend rate of $7.08 per share per annum, pursuant to a private placement. The preferred stock is subject to mandatory redemption on May 1, 2004 at a redemption price per share of $100. BANZHI and another subsidiary of the Company indirectly own the Company's investment in Telecom Corporation of New Zealand Limited.

-----------------------------
11   Shareowners' Investment
-----------------------------


                                                            Common Stock    Common Stock Issuable     Contri-
                                                    Shares (in              Shares (in                  buted    Reinvested
(Dollars in Millions, Except Per Share Amounts)     Thousands)    Amount    Thousands)     Amount     Capital      Earnings
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1991                           433,818    $433.8             -     $    -    $5,327.0     $ 2,600.3

Net income                                                                                                          1,340.6
Dividends declared ($2.60 per share)                                                                               (1,102.3)
Purchase of common stock
Common stock issued:
  Employee plans                                                                                        (3.5)
  Shareowner plans                                                                                      (6.8)
  Acquisition agreements                                   337        .4           186         .2       23.0
Foreign currency translation adjustment, net
 of tax benefit of $5.3
Reduction of ESOP obligations
Tax benefit of dividends paid to ESOPs                                                                                 14.8
Metro Mobile CTS, Inc. premerger
 acquisition activities                                                                                 17.0
Other                                                                                                     .2
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1992                           434,155     434.2           186         .2    5,356.9        2,853.4

Net income                                                                                                          1,403.4
Dividends declared ($2.68 per share)                                                                               (1,166.6)
Common stock issued:
  Employee plans                                           844        .7                                47.0           (8.2)
  Shareowner plans                                         200        .2                                11.6
  Acquisition agreements                                    47        .1           (44)       (.1)        .6
  Former Metro Mobile
   CTS, Inc. shareowners                                   884        .9                                 (.9)
Foreign currency translation adjustment, net
 of tax benefit of $6.3
Reduction of ESOP obligations
Tax benefit of dividends paid to ESOPs                                                                                 11.6
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993                           436,130     436.1           142         .1    5,415.2        3,093.6

Loss                                                                                                                 (754.8)
Dividends declared ($2.76 per share)                                                                               (1,203.9)
Purchase of common stock
Common stock issued:
  Employee plans                                           230        .2                                13.2            (.9)
  Acquisition agreements                                    46        .1           (49)         -
Foreign currency translation adjustment, net
 of tax benefit of $.9
Reduction of ESOP obligations
Tax benefit of dividends paid to ESOPs                                                                                 10.4
---------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994                           436,406    $436.4            93       $ .1   $5,428.4      $ 1,144.4
===========================================================================================================================
                                                         Foreign                            Deferred
                                                        Currency           Treasury Stock    Compen-
                                                     Translation    Shares (in               sation-
(Dollars in Millions, Except Per Share Amounts)       Adjustment    Thousands)     Amount      ESOPs
----------------------------------------------------------------------------------------------------
Balance at December 31, 1991                          $(100.5)           3,442    $ 171.6     $721.4

Net income
Dividends declared ($2.60 per share)
Purchase of common stock                                                     3         .1
Common stock issued:
  Employee plans                                                        (1,216)     (59.7)
  Shareowner plans                                                      (2,043)    (102.9)
  Acquisition agreements
Foreign currency translation adjustment, net
 of tax benefit of $5.3                                 (39.6)
Reduction of ESOP obligations                                                                  (42.2)
Tax benefit of dividends paid to ESOPs
Metro Mobile CTS, Inc. premerger
 acquisition activities
Other
----------------------------------------------------------------------------------------------------
Balance at December 31, 1992                           (140.1)             186        9.1      679.2

Net income
Dividends declared ($2.68 per share)
Common stock issued:
  Employee plans                                                           (66)      (3.3)
  Shareowner plans
  Acquisition agreements                                                   (70)      (3.4)
  Former Metro Mobile
   CTS, Inc. shareowners
Foreign currency translation adjustment, net
 of tax benefit of $6.3                                  56.2
Reduction of ESOP obligations                                                                  (44.9)
Tax benefit of dividends paid to ESOPs
----------------------------------------------------------------------------------------------------
Balance at December 31, 1993                            (83.9)              50        2.4      634.3

Loss
Dividends declared ($2.76 per share)
Purchase of common stock                                                   209       10.5
Common stock issued:
  Employee plans                                                           (13)       (.7)
  Acquisition agreements                                                   (26)      (1.2)
Foreign currency translation adjustment, net
 of tax benefit of $.9                                 (246.9)
Reduction of ESOP obligations                                                                  (48.1)
Tax benefit of dividends paid to ESOPs
----------------------------------------------------------------------------------------------------
Balance at December 31, 1994                          $(330.8)             220    $  11.0     $586.2
====================================================================================================

     Bell Atlantic Corporation is authorized to issue up to 12.5 million shares each of Preferred and Preference stock and 1.5 billion shares of common stock.

     A cellular telephone acquisition closed during 1992 requires the Company to deliver 92,899 shares of its common stock in 1995.

     In 1993, the Company issued 883,832 shares of common stock to settle certain litigation arising from the merger in 1992 with Metro Mobile CTS, Inc., which was accounted for as a pooling of interests. This distribution represents additional merger consideration to the former Metro Mobile shareholders and was reflected as a credit to the common stock account with a corresponding charge to contributed capital.

     Pursuant to pooling-of-interests accounting, Metro Mobile CTS, Inc. 1992 premerger acquisition activities, which resulted from the acquisition of cellular telephone properties in exchange for Metro Mobile Class B common stock, have been accounted for as additional contributed capital.

     Under a Shareholder Rights Plan adopted in 1989, one right is attached to each outstanding share of common stock. When exercisable, each right entitles the holder to purchase one one-hundredth of a share of Series A Junior Participating Preference Stock at an exercise price of $250, subject to adjustment. The rights become exercisable and will trade separately from the common stock 10 days after a person or group acquires, or announces a tender offer for, 15% or more of the Company's outstanding common stock. In the event any person or group acquires 15% or more of the Company's common stock (except pursuant to certain transactions previously approved by the Board of Directors), each holder of a right other than such person or group will have the right to receive, upon payment of the exercise price, common stock of the Company with a market value of two times the exercise price. In the event that the Company is acquired in a merger or other business combination, or certain events occur, each right entitles the holder to purchase shares of common stock of the surviving company having a market value of twice the exercise price of the right. Until the rights become exercisable, they may be redeemed by the Company at a price of one cent per right. The rights expire on April 10, 1999.

-------------------------
12  Stock Incentive Plans
-------------------------

     Under the stock option and performance share components of the Bell Atlantic Stock Incentive Plan, a total of 25,000,000 shares of common stock may be distributed upon the exercise of stock options under the 1985 Incentive Stock Option Plan (the "ISO Plan"), and as a result of awards under the Performance Share Plan (the "Shares Plan").

     Under the ISO Plan, key employees may be granted incentive stock options, and/or nonqualified stock options, to purchase shares of Bell Atlantic's common stock at prices not less than the fair market value of the stock on the date of the option grant. Under the ISO Plan, certain key employees may receive reload options upon tendering shares of Bell Atlantic stock to exercise options. In 1991 and prior years, stock appreciation rights ("SARs") were granted to certain officers in tandem with stock options under the ISO Plan. No SARs have been granted since 1991.

     In 1994, the Bell Atlantic "Options Plus" Plan was adopted. Nonqualified stock options were granted under that plan in 1994 to approximately 800 managers below the rank of officer, in place of a portion of each such manager's annual cash bonus incentive.

     The Shares Plan provides for the granting of awards to certain key employees, in the form of shares of Bell Atlantic common stock. A key employee may receive the distributions of shares at the end of the applicable performance measurement period or the employee may elect to defer the distribution of the awards for one or more years. Awards are based on the total return of Bell Atlantic stock in comparison to the total return on the stock of a number of other telecommunications companies. Authority to make new grants under the Shares Plan expired in December 1994. Final awards will be distributed in January 1996.

     Stock options, SARs and performance share awards under plans maintained by Bell Atlantic and its subsidiaries are as follows:

                                                   ----------------------------------------------------------
                                                                                    Weighted
                                                                                  Average Price
                                                                                    of Stock     Performance
                                                   Stock Options         SARs       Options     Share Awards
-------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1991                     1,704,705           38,518     $ 49.01      1,428,881
    Granted                                            993,008                -       47.04        119,026
    Exercised/Distributed                             (117,677)               -       35.00       (403,288)
    Canceled                                          (167,834)         (23,116)      51.91       (142,873)
---------------------------------------------------------------------------------              --------------
Outstanding at December 31, 1992                     2,412,202           15,402       48.68      1,001,746
    Granted                                            930,219                -       53.45         91,258
    Exercised/Distributed                             (664,753)               -       47.77       (280,049)
    Canceled                                           (95,100)          (2,742)      52.08        (76,576)
---------------------------------------------------------------------------------              --------------
Outstanding at December 31, 1993                     2,582,568           12,660       50.50        736,379
    Granted                                          5,474,520                -       54.72         61,999
    Exercised/Distributed                             (177,796)               -       46.86       (145,804)
    Canceled                                          (315,318)               -       54.68        (23,125)
---------------------------------------------------------------------------------              --------------
Outstanding at December 31, 1994                     7,563,974           12,660       53.47        629,449
=================================================================================              ==============

     At December 31, 1994, stock options to purchase 2,352,386 shares of common stock were exercisable under the ISO Plan, and none were exercisable under Options Plus. A total of 14,003,993 and 8,114,064 shares of common stock were available for the granting of stock options under the ISO Plan and for distributions of shares under the Shares Plan, as of December 31, 1994 and 1993, respectively. There is no established limit on the number of options granted pursuant to Options Plus. Compensation expense related to the stock incentive plans described above amounted to $14.9 million in 1994, $18.6 million in 1993, and $17.0 million in 1992. At December 31, 1994, employees had deferred receipt of 288,775 shares which had previously been awarded under the Shares Plan.

-----------------------
13   Employee Benefits
-----------------------

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

     Pension cost is composed of the following:

                                                                    (Dollars in Millions)
                                                 ---------------------------------------
Years Ended December 31                               1994           1993           1992
----------------------------------------------------------------------------------------
Benefits earned during the year                  $   196.4      $   162.7      $   171.3
Interest on projected benefit obligation             821.1          818.9          786.8
Actual return on plan assets                         (27.6)      (1,731.7)        (514.9)
Deferral of difference between actual
 and assumed returned on plan assets                (817.7)         898.3         (309.6)
Net amortization                                     (24.2)            .9          (10.3)
Special termination benefits                             -              -           45.0
                                                 ---------------------------------------
Pension cost                                     $   148.0      $   149.1      $   168.3
                                                 =======================================
Pension cost as a percentage of salaries
 and wages                                             4.5%           4.9%           5.7%
                                                 ---------------------------------------

     Pension cost in 1994 was substantially unchanged over 1993. Pension cost increases resulting from assumption changes, primarily a decrease in the discount rate from 7.75% to 7.25%, were offset by favorable asset performance in 1993 and plan changes.

     The decrease in pension cost in 1993 compared to 1992 is due to the net effect of the elimination of one-time charges associated with special termination benefits that were recognized in the preceding year, favorable investment experience, and changes in plan demographics due to retirement and severance programs.

     The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets as of December 31:

                                                                         (Dollars in Millions)
                                                                     ------------------------
                                                                          1994           1993
---------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
  Benefits based on service to date and present salary levels
    Vested                                                           $ 7,387.2      $ 7,993.1
    Nonvested                                                          1,674.8        2,176.1
                                                                     ------------------------
      Accumulated benefit obligation                                   9,062.0       10,169.2
  Additional benefits related to estimated future salary levels        1,061.6        1,293.9
                                                                     ------------------------
      Projected benefit obligation                                    10,123.6       11,463.1
                                                                     ------------------------
Fair value of plan assets                                             11,470.1       12,368.7
                                                                     ------------------------
Plan assets in excess of projected benefit obligation                 (1,346.5)        (905.6)
Unrecognized net gain                                                  1,818.9        1,173.5
Unamortized prior service cost                                           109.0          121.5
Unamortized net transition asset                                         192.1          211.6
Additional minimum liability for nonqualified plans                       37.0           52.5
                                                                     ------------------------
Accrued pension obligation                                           $   810.5      $   653.5
                                                                     ========================

     Assumptions used in the actuarial computations for pension benefits are as follows at December 31:

                                                      --------------------------
                                                      1994       1993       1992
--------------------------------------------------------------------------------
Discount rate                                         8.25%      7.25%      7.75%
Rate of future increases in compensation levels       5.25%      5.25%      5.25%
                                                      --------------------------

     The expected long-term rate of return on plan assets was 8.25% for 1994, 1993, and 1992. The vested benefit obligation represents the actuarial present value of vested benefits to which employees are currently entitled based on the employees' expected dates of separation or retirement.

     The Company has in the past entered into collective bargaining agreements with the unions representing certain employees and expects to do so in the future. Pension benefits have been included in these agreements and improvements in benefits have been made from time to time. Additionally, the Company has amended the benefit formula under pension plans maintained for its management employees. Expectations with respect to future amendments to the Company's pension plans have been reflected in determining the Company's pension cost under Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (Statement No. 87). Since the projected benefit obligation, as calculated under Statement No. 87, relies on assumptions concerning future events, a comparison of the projected benefit obligation to the fair value of plan assets at December 31, 1994 and 1993 may not be meaningful.

     Postretirement Benefits Other Than Pensions

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

     Postretirement benefit cost is composed of the following:

                                                          (Dollars in Millions)
                                              ---------------------------------
Years Ended December 31                          1994         1993         1992
-------------------------------------------------------------------------------
Benefits earned during the year               $  81.6      $  73.3      $  64.1
Interest on accumulated postretirement
 benefit obligation                             298.0        302.1        266.9
Actual return on plan assets                     12.4       (163.7)       (57.1)
Net amortization and deferral                   (89.0)       102.7         (1.1)
                                              ---------------------------------
Postretirement benefit cost                   $ 303.0      $ 314.4      $ 272.8
                                              =================================

     Postretirement benefit cost decreased in 1994 as a result of favorable claims and demographic experience offset, in part, by cost increases resulting from assumption changes, primarily a decrease in the discount rate from 7.75% to 7.25%.

     As a result of the 1992 collective bargaining agreements, the Company amended the postretirement medical benefit plan for associate employees and certain associate retirees of the network services subsidiaries. The increase in 1993 postretirement benefit cost was primarily due to the change in benefit levels and claims experience. Also contributing to the increase were changes in actuarial assumptions and demographic experience.

     The following table sets forth the plans' funded status and the amounts recognized in the Company's Consolidated Balance Sheets as of December 31:

                                                                 (Dollars in Millions)
                                                           ---------------------------
                                                                1994              1993
--------------------------------------------------------------------------------------
Accumulated postretirement benefit
 obligation attributable to:
  Retirees                                                 $ 2,143.6         $ 2,513.0
  Fully eligible plan participants                             313.5             320.1
  Other active plan participants                             1,340.6           1,536.1
                                                           ---------------------------
  Total accumulated postretirement benefit obligation        3,797.7           4,369.2
                                                           ---------------------------
Fair vlaue of plan assets                                    1,279.7           1,277.8
                                                           ---------------------------
Accumulated postretirement benefit obligation in
 excess of plan assets                                       2,518.0           3,091.4
Unrecognized net gain (loss)                                   214.7            (427.3)
Unamortized prior service cost                                 (60.3)            (72.7)
                                                           ---------------------------
Accrued postretirement benefit obligation                  $ 2,672.4         $ 2,591.4
                                                           ===========================
Total accumulated postretirement benefit
 obligation by plan:
  Health                                                   $ 3,367.8         $ 3,899.9
  Life insurance                                               429.9             469.3
                                                           ---------------------------
                                                           $ 3,797.7         $ 4,369.2
                                                           ===========================
Fair value of plan assets by plan:
  Health                                                   $   705.6         $   676.9
  Life insurance                                               574.1             600.9
                                                           ---------------------------
                                                           $ 1,279.7         $ 1,277.8
                                                           ===========================

     Assumptions used in the actuarial computations for postretirement benefits are as follows at December 31:

                                                    ---------------------------------
                                                     1994          1993          1992
-------------------------------------------------------------------------------------
Discount rate                                        8.25%         7.25%         7.75%
Rate of future increases in compensation levels      5.25          5.25          5.25
Medical cost trend rate:
  Year ending                                       12.00         13.00         14.50
  Ultimate (year 2003)                               5.00          5.00          5.00
Dental cost trend rate                               4.00          4.00          4.00
                                                    ---------------------------------

     The expected long-term rate of return on plan assets was 8.25% for 1994, 1993, and 1992. A one-percentage-point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 1994 net periodic postretirement benefit cost by $51.4 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1994 by $419.5 million.

     Postretirement benefits other than pensions have been included in collective bargaining agreements and have been modified from time to time. The Company has periodically modified benefits under plans maintained for its management employees. Expectations with respect to future amendments to the Company's postretirement benefit plans have been reflected in determining the Company's postretirement benefit cost under Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other Than Pensions."

     Postemployment Benefits

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112). Statement No. 112 requires accrual accounting for the estimated cost of benefits provided to former or inactive employees after employment but before retirement. The cumulative effect at January 1, 1993 of adopting Statement No. 112 reduced net income by $85.0 million, net of a deferred income tax benefit of $50.6 million. The adoption of Statement No. 112 did not have a significant effect on the Company's ongoing level of operating expense.

     In the third quarter of 1994, the Company recorded a pretax charge of $161.9 million, in accordance with Statement No. 112, to recognize benefit costs for the separation of employees who are entitled to benefits under preexisting separation pay plans. The charge, which was actuarially determined, represents benefits earned through July 1, 1994 for employees who are expected to receive separation payments in the future. The Company separated approximately 400 management and associate employees in 1994 and expects to separate an additional 5,200 employees through 1997, pursuant to initiatives announced in August 1994. The separation benefit costs associated with this workforce reduction are included in the charge.

     Savings Plans and Employee Stock Ownership Plans

     The Company has established savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis and encourage employees to acquire and maintain an equity interest in the Company. Under these plans, the Company matches a certain percentage of eligible employee contributions with shares of the Company's common stock. Two leveraged employee stock ownership plans (ESOPs) were established to purchase the Company's common stock and fund the Company's matching contribution. Common stock is allocated from the ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. At December 31, 1994, the number of unallocated and allocated shares of common stock was 9,999,125 and 7,021,123, respectively. All ESOP shares are included in earnings per share computations.

     The ESOP trusts were funded by the issuance of $790.0 million in ESOP Senior Notes. Effective January 1, 1993, the annual interest rate on the ESOP Senior Notes was reduced from 8.25% to 8.17%. The ESOP Senior Notes are payable in semiannual installments, which began on January 1, 1990 and end in the year 2000. The ESOP trusts repay the notes, including interest, with funds from the Company's contributions to the ESOP trusts, as well as dividends received on unallocated shares of common stock and interest earned on the cash balances of the ESOP trusts.

     Total ESOP cost and trust activity consist of the following:

                                                           (Dollars in Millions)
                                        ----------------------------------------
Years Ended December 31                   1994             1993            1992
--------------------------------------------------------------------------------
Compensation                            $ 48.1           $ 45.0          $ 42.2
Interest incurred                         48.0             52.9            57.7
Dividends                                (29.8)           (33.3)          (35.7)
Other trust earnings and expenses, net     (.3)              .1              .1
                                        ----------------------------------------
Net leveraged ESOP cost                   66.0             64.7            64.3
Additional ESOP cost                       7.1               .9            26.0
                                        ----------------------------------------
Total ESOP cost                         $ 73.1           $ 65.6          $ 90.3
                                        ========================================
Dividends received for debt service     $ 44.1           $ 43.4          $ 43.4
                                        ========================================
Total company contributions to trusts   $ 78.4           $ 80.3          $ 88.1
                                        ========================================

------------------
14   Income Taxes
------------------

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109). Statement No. 109 requires the determination of deferred taxes using the asset and liability method. Under the asset and liability method, deferred taxes are provided on book and tax basis differences and deferred tax balances are adjusted to reflect enacted changes in income tax rates. Prior to 1993, the Company accounted for income taxes based on the provisions of Accounting Principles Board Opinion No. 11.

     Statement No. 109 has been adopted on a prospective basis and amounts presented for prior years have not been restated. As of January 1, 1993, the Company recorded a tax benefit of $65.2 million, which has been reflected in the Consolidated Statement of Operations as the cumulative effect of a change in accounting principle. This tax benefit is principally attributable to net operating loss (NOL) carryforwards of the Metro Mobile CTS, Inc. (Metro Mobile) subsidiaries that the Company expects to realize based on projections of future taxable income.

     Upon adoption of Statement No. 109, the effects of required adjustments to deferred tax balances of the telephone subsidiaries, which would be recognized in the future for regulatory purposes, were deferred on the balance sheet as regulatory assets and liabilities, in accordance with Statement No. 71. At January 1, 1993, the telephone subsidiaries recorded income tax-related regulatory assets totaling $976.6 million in Other Assets and income tax-related regulatory liabilities totaling $1,043.8 million in Deferred Credits and Other Liabilities - Other. During 1993, these regulatory assets were increased by $23.9 million and regulatory liabilities were reduced by $94.1 million for the effect of the federal income tax rate increase from 34% to 35%, effective January 1, 1993.

     The income tax-related regulatory assets and liabilities were eliminated as a result of the discontinued application of Statement No. 71, effective August 1, 1994 (see Note 2).

     The components of income tax expense from continuing operations are as follows:

                                                           (Dollars in Millions)
                                        ----------------------------------------
Years Ended December 31                   1994             1993            1992
--------------------------------------------------------------------------------
Current:
  Federal                               $1,010.8        $ 814.0          $614.9
  State and local                          194.0          150.0           134.7
                                        ----------------------------------------
  Total                                  1,204.8          964.0           749.6
                                        ----------------------------------------

Deferred:
  Federal                                (278.0)         (107.9)          (35.5)
  State and local                           7.5             2.1             9.4
                                        ----------------------------------------
  Total                                  (270.5)         (105.8)          (26.1)
                                        ----------------------------------------
                                          934.3           858.2           723.5
                                        ----------------------------------------
Investment tax credits                    (49.4)          (66.2)          (80.0)
                                        ----------------------------------------
Total income tax expense                $ 884.9         $ 792.0          $643.5
                                        ========================================

     In 1994, state income tax rate changes resulted in an increase to deferred tax expense of $8.5 million. As a result of the increase in the federal corporate income tax rate from 34% to 35%, effective January 1, 1993, the Company recorded a net charge to the tax provision of approximately $3 million in 1993.

     The provision for income taxes varies from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The difference is attributable to the following factors:

                                        ----------------------------------------
Years Ended December 31                  1994            1993           1992
--------------------------------------------------------------------------------
Statutory federal income tax rate        35.0%          35.0%           34.0%
Investment tax credits                   (2.2)          (2.6)           (3.3)
State income taxes, net of federal tax
  benefits                                5.4            3.9             4.2
Benefit of rate differential applied to
  reversing timing differences           (1.0)          (2.6)           (3.3)
Reversal of previously capitalized
  taxes and payroll-related construction
  costs                                    .9            1.5              .6
Other, net                                 .6            (.4)            (.4)
                                        ----------------------------------------
Effective income tax rate                38.7%          34.8%           31.8%
                                        ========================================

     Significant components of deferred tax liabilities (assets) are as follows at December 31:

                                                           (Dollars in Millions)
                                        ----------------------------------------
                                          1994                            1993
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                          $ 2,171.6                     $ 3,817.1
  Leasing activities                        869.8                         901.8
  Other                                     418.9                         327.7
                                        ----------------------------------------
                                          3,460.3                       5,046.6
                                        ----------------------------------------

Deferred tax assets:
  Employee benefits                      (1,553.1)                     (1,384.7)
  Investment tax credits                    (69.3)                       (284.9)
  Net operating loss carryforwards:
    Federal                                (105.8)                       (111.5)
    State                                   (22.5)                        (60.4)
  Advance payments                          (51.5)                        (61.4)
  Other                                    (548.6)                       (435.2)
                                        ----------------------------------------
                                         (2,350.8)                     (2,338.1)
                                        ----------------------------------------
  Valuation allowance                        22.4                          74.8
                                        ----------------------------------------
Net deferred tax liability              $ 1,131.9                     $ 2,783.3
                                        ========================================


    Deferred tax assets include approximately $1,083 million and $1,033 million at December 31, 1994 and 1993, respectively, related to postretirement benefit costs recognized in accordance with Statement No. 106. This deferred tax asset will gradually be realized over the estimated lives of current retirees and employees.

     At December 31, 1994, NOL carryforwards for federal income tax purposes were $302.3 million. The NOL carryforwards, which expire from 1998 to 2006, relate principally to the Metro Mobile subsidiaries. Federal tax law restricts the future utilization of the Metro Mobile NOL carryforwards, permitting them to offset only the taxable income earned by the Metro Mobile subconsolidated group. At December 31, 1994, NOL carryforwards for state income tax purposes were $270.2 million (excluding amounts attributable to leveraged leases) and expire from 1995 to 2009.

     Based on projections of future taxable income, the Company expects to realize future tax benefits of federal and state NOL carryforwards in the amount of $112.2 million.

     The valuation allowance required under Statement No. 109 primarily represents tax benefits of certain state NOL carryforwards and other deferred state tax assets, which may expire unutilized. During 1994, the valuation allowance decreased $52.4 million as a result of the disposition of certain nonregulated subsidiaries, and the write-off of state NOL's that will expire prior to utilization.

     For the year ended December 31, 1992, a deferred income tax benefit resulted from timing differences in the recognition of revenue and expense for financial and income tax accounting purposes. The sources of these timing differences and the tax effects of each were as follows:

                                                           (Dollars in Millions)
                                                           ---------------------
                                                                        1992
--------------------------------------------------------------------------------
Leveraged lease transactions                                        $ 58.4
Accelerated depreciation                                              (3.4)
Direct financing and operating
  lease transactions                                                 (26.5)
Alternative Minimum Tax                                               41.8
Employee benefits                                                    (41.8)
Other, net                                                           (54.6)
                                                                    -------
Total                                                               $(26.1)
                                                                    =======

---------------------------------------------------------------
15 Supplemental Cash Flow and Additional Financial Information
---------------------------------------------------------------

                                                           (Dollars in Millions)
                                        ----------------------------------------
Years Ended December 31                    1994          1993         1992
--------------------------------------------------------------------------------
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the year for:
  Interest, net of amounts capitalized     $  569.1     $ 680.5       $ 797.7
  Income taxes, net of amounts refunded     1,283.7       844.8         752.6
Noncash investing and financing activities:
  Note receivable on sale of business         435.0           -             -
  Note receivable on sale of asset             39.0           -             -
  Acquistion of plant under capital
    leases                                     11.9        13.6          15.2
  Common stock issued for incentive plans       5.3        24.0          30.4
  Common stock issued for acquisitions          1.5         4.2          15.9
  Contribution of assets to joint venture       1.6          .2           8.4

ADDITIONAL FINANCIAL INFORMATION:
Interest expense incurred, net of
  amounts capitalized                         624.6       719.6         828.7
Capitalized interest                           19.1         3.8           5.1
                                           -------------------------------------

     Interest expense incurred includes $42.5 million in 1994, $107.5 million in 1993, and $133.8 million in 1992 related to the Company's lease financing business. Such interest expense is classified as other operating expenses.

     Income taxes, as well as payroll, gross receipts, property, capital stock and other taxes, totaled $1,758.6 million for 1994.

     Included in operating expenses are amounts billed by Bell Communications Research, Inc. (Bellcore). Such expenses for 1994, 1993, and 1992 were $99.8 million, $143.2 million, and $194.3 million, respectively, for various network planning, engineering, and software development projects. Bellcore expenses in 1994 include reimbursements of approximately $50 million from other Bellcore owners in connection with their decision to participate in the Advanced Intelligent Network (AIN) project. This project previously had been supported entirely by the Company.

     During 1994, 1993, and 1992, the Company received dividends from unconsolidated equity investees of $101.0 million, $73.4 million, and $64.4 million, respectively.

                                                                              41
------------------------------
16   Joint Venture Agreements
------------------------------

     Wireless Joint Ventures

     In June 1994, the Company and NYNEX Corporation executed a Joint Venture Formation Agreement, which sets forth the terms and conditions under which the parties intend to combine their domestic cellular properties. Bell Atlantic will own 62.35% of the joint venture company and NYNEX will own 37.65%. This joint venture will be controlled equally by both companies. This transaction, which is subject to regulatory approvals and various other conditions to closing, is expected to close in mid-1995.

     In October 1994, the Company, NYNEX, AirTouch Communications and U S WEST, Inc. formed two partnerships to provide nationwide wireless communications services. The first partnership is bidding in the Federal Communications Commission auction for licenses to provide personal communications services
(PCS). The second partnership will develop a national brand and provide coordination and centralization of various functions for the companies' cellular and PCS businesses. The cellular properties of Bell Atlantic/NYNEX will not be merged with those of AirTouch/U S WEST.

     Video Services Joint Ventures

     Also in October 1994, the Company, NYNEX and Pacific Telesis Group formed two jointly-owned partnerships to deliver nationally branded home entertainment, information and interactive services. The media company will license, acquire and develop entertainment and information services. Creative Artists Agency, Inc. has entered into a consulting arrangement with the media company to develop a branding and marketing strategy and to provide assistance in acquiring programming. The technology and integration company will provide the systems necessary to deliver these services over the partnerships' networks. Over the next three years, each of the partners will contribute approximately $100 million in cash or assets to the new joint ventures.

----------------------------------
17 Quarterly Financial Information
----------------------------------


                                                                                     (Dollars in Millions, Except Per Share Amounts)

                                      ----------------------------------------------------------------------------------------------
                                                                                                 Income Before
                                                                          Income Before    Extraordinary Items
                                                                    Extraordinary Items         and Cumulative
                                                                         and Cumulative   Effect of Changes in
                                       Operating   Operating       Effect of Changes in  Accounting Principles
Quarter Ended                           Revenues      Income      Accounting Principles       Per Common Share     Net Income (Loss)

------------------------------------------------------------------------------------------------------------------------------------

1994:
  March 31                              $3,419.6      $748.8                     $395.9                   $.91            $   389.2
  June 30                                3,430.0       797.5                      415.4                    .95                415.4
  September 30*                          3,455.3       591.0                      275.7                    .63             (1,874.3)
  December 31                            3,486.5       667.3                      314.9                    .72                314.9
1993:
  March 31**                            $3,201.3      $717.5                     $372.2                   $.85            $   329.2
  June 30                                3,259.3       752.2                      385.5                    .88                362.6
  September 30                           3,328.9       720.7                      386.7                    .89                378.5
  December 31                            3,356.1       607.2                      337.2                    .77                333.1
                                      ----------------------------------------------------------------------------------------------


* The loss for the third quarter of 1994 includes an extraordinary charge of $2,150.0 million, net of an income tax benefit of $1,498.4 million, related to the discontinuation of regulatory accounting principles by the Company's telephone subsidiaries (see Note 2).

** Net income for the first quarter of 1993 includes a tax benefit of $65.2 million related to the adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (see Note 14). In addition, net income for the first quarter of 1993 includes a charge of $85.0 million, net of a deferred income tax benefit of $50.6 million, related to the adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (see Note 13).