Form 10-K405, Exhibit 13
period 1995-12-31
BELL ATLANTIC CORP
filed 1996-03-28
CIK 732712

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------
Selected Financial and Operating Data
--------------------------------------------------------------------------------

                                                                             (Dollars in Millions, Except Per Share Amounts)
                                                ----------------------------------------------------------------------------
                                                 1995/(a)/        1994/(b)/        1993/(c)/       1992            1991/(d)/
                                                ----------------------------------------------------------------------------
FOR THE YEAR
Operating Revenues                              $13,429.5        $13,791.4        $13,145.6       $12,836.0       $12,659.7
Operating Income                                $ 3,086.2        $ 2,804.6        $ 2,797.6       $ 2,506.2       $ 2,525.3
Income Before Extraordinary Items
    and Cumulative Effect of Changes
    in Accounting Principles                    $ 1,861.8        $ 1,401.9        $ 1,481.6       $ 1,382.2       $ 1,229.9
Net Income (Loss)                               $ 1,858.3        $  (754.8)       $ 1,403.4       $ 1,340.6       $  (324.4)

PER COMMON SHARE
Income Before Extraordinary Items
    and Cumulative Effect of Changes
    in Accounting Principles                    $    4.25        $    3.21        $    3.39       $    3.23       $    2.91
Net Income (Loss)                               $    4.24        $   (1.73)       $    3.22       $    3.13       $    (.72)
Cash Dividends Declared                         $    2.80        $    2.76        $    2.68       $    2.60       $    2.52

AT YEAR END
Total Assets                                    $24,156.8        $24,271.8        $29,544.2       $28,099.5       $28,305.8
Long-Term Debt                                  $ 6,407.2        $ 6,805.7        $ 7,206.2       $ 7,348.2       $ 7,984.0
Employee Benefit Obligations                    $ 3,841.3        $ 3,773.8        $ 3,396.0       $ 3,058.7       $ 2,985.1
Preferred Stock of Subsidiary                   $   145.0        $    85.0                -               -               -
Shareowners' Investment                         $ 6,683.6        $ 6,081.3        $ 8,224.4       $ 7,816.3       $ 7,367.6
Debt Ratio                                           55.5%            59.4%            54.6%           56.3%           59.5%
Book Value Per Common Share                     $   15.27        $   13.94        $   18.85       $   18.00       $   17.12
Network Access Lines (in thousands)                19,820           19,168           18,645          18,181          17,750
Number of Employees                                61,800           72,300           73,600          71,400          76,900

OTHER DATA
Return on Average Common Equity                      28.6%            (9.8)%           17.3%           17.4%           (4.4)%
Additions to Plant, Property and Equipment      $ 2,641.8        $ 2,699.0        $ 2,519.0       $ 2,546.8       $ 2,644.1

/(a)/ On July 1, 1995, the company contributed its domestic cellular and paging businesses to a partnership, and accounts for its share of the partnership's results under the equity method.

/(b)/ 1994 includes an extraordinary charge for the discontinuation of regulatory accounting principles at the telephone subsidiaries.

/(c)/ 1993 includes the adoption of changes in accounting for income taxes and postemployment benefits.

/(d)/ 1991 includes the adoption of a change in accounting for postretirement benefits other than pensions.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
of Results of Operations and Financial Condition
--------------------------------------------------------------------------------

     OVERVIEW

     Bell Atlantic Corporation (Bell Atlantic or the Company) is a diversified telecommunications company. Bell Atlantic's network operations subsidiaries provide voice and data transport and calling services, network access, directory publishing and public telephone services to customers in the mid-Atlantic region. Other network-related subsidiaries principally provide systems integration services, customer premises equipment distribution and video services. The Company's network operations subsidiaries comprise seven operating telephone companies and a subsidiary that performs centralized services on their behalf. The operating telephone companies are public utilities subject to regulation by each of the state jurisdictions in which they operate and by the Federal Communications Commission.

     Through several joint ventures, the Company provides wireless communications services in the United States and has invested in wireless businesses in Mexico, Italy, Slovakia, and the Czech Republic. The Company also has an investment in Telecom Corporation of New Zealand Limited, which provides a full range of telecommunications services.

     Effective July 1, 1995, Bell Atlantic and NYNEX Corporation (NYNEX) combined substantially all of their domestic cellular and paging businesses and formed Bell Atlantic NYNEX Mobile, a partnership which owns such businesses in the Northeast, mid-Atlantic, Southeast and Southwest portions of the United States (see Note 2 to the Consolidated Financial Statements).

     In 1994, Bell Atlantic and NYNEX formed two partnerships with U S WEST, Inc. and AirTouch Communications to provide nationwide personal communications services (PCS). The first partnership (PCS PrimeCo) acquired licenses for approximately $1.1 billion which will allow PCS PrimeCo to provide PCS services in 11 major markets across the United States. The second partnership was formed to develop a national branding and marketing strategy and wireless communications service standards. Bell Atlantic also formed two partnerships with NYNEX and Pacific Telesis Group to provide multimedia services. TELE-TV Media, L.P. will license, acquire and develop entertainment and information services. TELE-TV Systems, L.P. will provide the systems necessary to deliver these services over the partners' networks.

     RESULTS OF OPERATIONS

     Bell Atlantic reported income before extraordinary items and cumulative effect of changes in accounting principles of $1,861.8 million, $1,401.9 million and $1,481.6 million in 1995, 1994 and 1993, respectively. Earnings per share before extraordinary items and cumulative effect of changes in accounting principles for those years were $4.25, $3.21 and $3.39, respectively.

     Results for 1995 included a pretax gain of approximately $314 million ($200 million after-tax) as a result of the sale of certain cellular properties in Massachusetts and Rhode Island in connection with the formation of the Bell Atlantic NYNEX Mobile partnership.

     In 1994, the Company recorded a pretax charge of $161.9 million ($99.5 million after-tax), in accordance with Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112), to recognize benefit costs for the separation of employees who are entitled to benefits under preexisting separation pay plans. Results for 1994 also included a non-cash, after-tax extraordinary charge of $2,150.0 million in connection with the Company's decision to discontinue application of regulatory accounting principles required by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (see Note 4 to the Consolidated Financial Statements).

     In 1993, the Company recorded a net after-tax charge of $19.8 million for the cumulative effect of adopting new financial accounting standards related to income taxes and postemployment benefits.

     Results for the three years included extraordinary charges for the early extinguishment of debt, net of tax, of $3.5 million, $6.7 million and $58.4 million for 1995, 1994 and 1993, respectively.

     FORMATION OF THE BELL ATLANTIC NYNEX MOBILE PARTNERSHIP

     As a result of the formation of the Bell Atlantic NYNEX Mobile partnership, the Company discontinued consolidation of the domestic cellular and paging operations contributed to the partnership. The Company's investment in the partnership is accounted for under the equity method. Under this method, the Company's proportionate share of the partnership's pretax income is included in Equity in Income of Affiliates. The Consolidated Statements of Operations continue to reflect the results of Bell Atlantic's domestic cellular and paging businesses on a consolidated basis for all periods prior to July 1, 1995.

     Revenues and expenses of the Company's domestic cellular and paging businesses reflected in the financial statements for periods prior to the formation of the partnership are provided in Note 2 to the Consolidated Financial Statements.

     To facilitate the comparison of financial results for purposes of the Management's Discussion and Analysis, the net revenues and expenses of the Company's domestic cellular and paging operations prior to July 1, 1995 are classified in the Statements of Operations below as a component of Equity in Income of Affiliates.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS
with Domestic Cellular and Paging Results of Operations prior to July 1, 1995 presented as though accounted for under the equity method


                                                                                                (Dollars in Millions)
                                                                    -------------------------------------------------
For the Years Ended December 31,                                       1995               1994               1993
---------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES

Transport Services
        Local service                                               $   4,423.6        $   4,333.2        $   4,204.6
        Network access                                                  3,394.7            3,237.6            3,070.9
        Toll service                                                    1,435.1            1,555.5            1,558.0
Ancillary Services
        Directory publishing                                            1,107.7            1,084.2            1,053.4
        Other                                                             557.4              481.0              385.0
Value-added Services                                                    1,393.2            1,284.4            1,193.6
Other Services                                                            515.9              800.6              929.1
                                                                    -----------        -----------        -----------
                                                                       12,827.6           12,776.5           12,394.6
                                                                    -----------        -----------        -----------

OPERATING EXPENSES

Employee costs, including benefits and taxes                            3,932.8            4,174.7            3,906.2
Depreciation and amortization                                           2,548.5            2,516.1            2,437.6
Other                                                                   3,358.0            3,396.8            3,299.7
                                                                    -----------        -----------        -----------
                                                                        9,839.3           10,087.6            9,643.5
                                                                    -----------        -----------        -----------

OPERATING INCOME                                                        2,988.3            2,688.9            2,751.1

Equity in Income of Affiliates                                            236.4              128.9               70.8
Other Income and Expense, Net                                             331.8               36.3               52.5
Interest Expense                                                          547.1              567.3              600.8
                                                                    -----------        -----------        -----------
Income Before Provision for Income Taxes,
    Extraordinary Items, and Cumulative Effect
    of Changes in Accounting Principles                                 3,009.4            2,286.8            2,273.6

Provision for Income Taxes                                              1,147.6              884.9              792.0
                                                                    -----------        -----------        -----------

INCOME BEFORE EXTRAORDINARY ITEMS
    AND CUMULATIVE EFFECT OF CHANGES
    IN ACCOUNTING PRINCIPLES                                            1,861.8            1,401.9            1,481.6
                                                                    -----------        -----------        -----------
Extraordinary Items
    Discontinuation of regulatory accounting                                  -           (2,150.0)                 -
        principles, net of tax
    Early extinguishment of debt, net of tax                               (3.5)              (6.7)             (58.4)
                                                                    -----------        -----------        -----------
                                                                           (3.5)          (2,156.7)             (58.4)
                                                                    -----------        -----------        -----------
Cumulative Effect of Changes in Accounting Principles
    Income taxes                                                              -                  -               65.2
    Postemployment benefits, net of tax                                       -                  -              (85.0)
                                                                    -----------        -----------        -----------
                                                                              -                  -              (19.8)
                                                                    -----------        -----------        -----------
NET INCOME (LOSS)                                                   $   1,858.3        $    (754.8)       $   1,403.4
                                                                    ===========        ===========        ===========

For the years ended December 31, 1995, 1994 and 1993, previously eliminated intercompany transactions aggregating $28.0 million, $48.4 million and $37.4 million, respectively, are added back to both operating revenues and operating expenses.

     Items affecting the comparison of the above operating results between 1995 and 1994, and between 1994 and 1993, are discussed in the following sections.

--------------------------------------------------------------------------------
Management's Discussion and Analysis  continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
A bar chart is presented, depicting the following data:

                                                        Access Line in Service
                                                        (in thousands)
                                                        --------------
At December 31, 1993                                        18,645
At December 31, 1994                                        19,168
At December 31, 1995                                        19,820
--------------------------------------------------------------------------------

     OPERATING REVENUES
--------------------------------------------------------------------------------
                            LOCAL SERVICE REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $   90.4             2.1%
--------------------------------------------------------------------------------
     1994 - 1993                        $  128.6             3.1%
--------------------------------------------------------------------------------

     Local service revenues are earned by the operating telephone subsidiaries from the provision of local exchange, local private line and public telephone services.

     Local service revenues increased in 1995 and 1994 due primarily to growth in network access lines in service of 3.4% and 2.8%, respectively. Business and residence access lines increased 5.5% and 2.4%, respectively, compared to growth rates of 4.3% and 2.1% in 1994. Stronger access line growth in 1995 reflects higher demand for Centrex services and an increase in the number of second residential lines in service.

--------------------------------------------------------------------------------
A bar chart is presented, depicting the following data:

                                                        Access Minutes
                                                            of Use
                                                        (in thousands)
                                                        --------------
Year ended December 31, 1993                                65,080
Year ended December 31, 1994                                70,864
Year ended December 31, 1995                                76,464
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            NETWORK ACCESS REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  157.1             4.9%
--------------------------------------------------------------------------------
     1994 - 1993                        $  166.7             5.4%
--------------------------------------------------------------------------------

     Network access revenues are received from interexchange carriers (IXCs) for their use of the Company's local exchange facilities in providing long distance services to IXCs' customers and from end-user subscribers. Switched access service revenues are derived from usage-based charges paid by IXCs for access to the Company's network. Special access revenues arise from access charges paid by IXCs and end-users who have private networks. End-user access revenues are earned from local exchange carrier customers who pay for access to the network.

     Network access revenues increased in 1995 and 1994 principally due to higher customer demand for access services as reflected by growth in access minutes of use. Access minutes of use for the years 1995 and 1994 grew by 7.9% and 8.9%, respectively. Higher end-user revenues attributable to increases in access lines in service also contributed to revenue growth in both years. Revenues in 1995 were positively impacted by a temporary rate increase that was in effect from March 17, 1995 through July 31, 1995 to recover prior years "exogenous" postemployment benefit costs.

     Revenue growth from volume increases for both years was partially offset by the effect of price reductions under the Federal Communications Commission's
(FCC) Price Cap Plans.

     In March 1995, the FCC adopted an order approving an Interim Price Cap Plan for interstate access charges, which replaced the prior Price Cap Plan. As required by the FCC's order, the Company filed its Transmittal of Interstate Rates, which resulted in price decreases totaling approximately $305 million on an annual basis, effective August 1, 1995. These price decreases included the scheduled expiration of a temporary rate increase of approximately $98 million on an annualized basis that was in effect from March 17, 1995 through July 31, 1995 to recover prior years "exogenous" postemployment benefit costs. Also as part of the filing, the Company selected a 5.3% Productivity Factor, which eliminates the requirement to share a portion of interstate overearnings related to the August 1995 to June 1996 tariff period.

     While the Company expects current volume growth trends to continue, the impact of the August 1, 1995 price decreases is expected to substantially offset volume-related growth during the first half of 1996, relative to 1995 network access revenues.

--------------------------------------------------------------------------------
                             TOLL SERVICE REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                (Decrease)
--------------------------------------------------------------------------------
     1995 - 1994                        $  (120.4)           (7.7)%
--------------------------------------------------------------------------------
     1994 - 1993                        $    (2.5)            (.2)%
--------------------------------------------------------------------------------

     Toll service revenues are earned from calls made outside a customer's local calling area, but within the same service area boundaries of the Company's telephone subsidiaries, commonly referred to as Local Access and Transport Areas (LATAs). Other toll services include 800 services, Wide Area Telephone Service
(WATS), and corridor services (between Northern New Jersey and New York City and between Southern New Jersey and Philadelphia.)

     The reduction in toll service revenues in 1995 was caused by a decline in toll message volumes of 2.4% and company-initiated price reductions. The decrease in toll messages was due primarily to increased competition throughout the region for intraLATA toll, WATS and private line services. Price reductions were implemented on certain toll services as part of the Company's competitive response. Local calling areas were also extended in Virginia.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

     Toll service revenues grew in the first half of 1994 by $37.0 million, but declined by $39.5 million during the second half of 1994 over the comparable periods in 1993. Growth in the first half of the year was primarily the result of the recovering economy and severe winter conditions, which caused an increase in toll calling volumes. The decline in the second half of 1994 reflected the impact of competition for intraLATA toll, WATS and private line services, price reductions and extended local calling areas. Toll message volumes increased 1.8% in 1994, compared to the prior year.

     The Company expects that competition for toll service revenues will continue in 1996, however, the revenue decline is expected to be less than in 1995. See "Factors That May Impact Future Results" below for a further discussion of toll service revenue issues.

--------------------------------------------------------------------------------
                             DIRECTORY PUBLISHING
                                   REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  23.5              2.2%
--------------------------------------------------------------------------------
     1994 - 1993                        $  30.8              2.9%
--------------------------------------------------------------------------------

     Directory publishing revenues are earned primarily from local advertising and marketing services provided to businesses in White and Yellow Pages directories published throughout the region. Other directory publishing services include database and foreign directory marketing.

     Growth in directory publishing revenues in 1995 and 1994 was principally due to higher rates charged for these services. Volume growth continues to be impacted by competition from other directory companies, as well as other advertising media.

--------------------------------------------------------------------------------
                           OTHER ANCILLARY SERVICES
                                   REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  76.4              15.9%
--------------------------------------------------------------------------------
     1994 - 1993                        $  96.0              24.9%
--------------------------------------------------------------------------------


     Other ancillary services include systems integration services provided to business customers and the federal government, billing and collection services provided to IXCs, facilities rental, customer premises distribution and video services.

     Other ancillary services revenues increased in both years principally due to an increase in the number of contracts for systems integration services. The growth in revenues in 1995 was negatively impacted by the timing of certain contracts with the federal government and a reduction in billing and collection services as a result of the elimination of certain services from a contract with an IXC.

--------------------------------------------------------------------------------
                             VALUE-ADDED SERVICES
                                   REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  108.8             8.5%
--------------------------------------------------------------------------------
     1994 - 1993                        $   90.8             7.6%
--------------------------------------------------------------------------------

     Value-added services represent a family of services which expand the utilization of the network. These services include recent products such as voice messaging services, Caller ID and Return Call as well as more mature products such as Centrex, Touch-Tone, and customer premises wiring and maintenance services.

     Continued growth in the network customer base (access lines) and higher demand by customers for certain value-added central office and voice messaging services offered by the telephone subsidiaries increased value-added services revenues in 1995 and 1994. Revenue increases in 1995 were partially offset by the elimination of Touch-Tone service charges for Bell Atlantic - Virginia customers, effective January 1, 1995.

--------------------------------------------------------------------------------
                            OTHER SERVICES REVENUES
--------------------------------------------------------------------------------

     Dollars in Millions                (Decrease)
--------------------------------------------------------------------------------
     1995 - 1994                        $  (284.7)           (35.6)%
--------------------------------------------------------------------------------
     1994 - 1993                        $  (128.5)           (13.8)%
--------------------------------------------------------------------------------

     Other services include the Company's computer maintenance, real estate and leasing businesses.

     During 1995 and 1994, the Company sold several non-strategic businesses, including substantially all of its lease financing businesses and a liquefied petroleum gas distribution business in 1994 and its domestic computer maintenance business in October 1995 (see Note 6 to the Consolidated Financial Statements). The decline in other services revenues in 1995 and 1994 was caused principally by the effect of the disposition of these businesses.

     Due to the disposition of the Company's domestic computer maintenance business, Bell Atlantic Business Systems Services, Inc., future periods will no longer include operating revenues from this business. Total operating revenues related to this business were approximately $402 million, $472 million and $386 million for the years ended December 31, 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
A bar chart is presented, depicting the following data:



                                                        Number of Employees
                                                        -------------------
At December 31, 1993                                        73,600
At December 31, 1994                                        72,300
At December 31, 1995                                        61,800*
--------------------------------------------------------------------------------

* No longer includes employees of the Company's domestic cellular and paging businesses and domestic computer maintenance business. At December 31, 1994, employees of these businesses were 3,400 and 4,100, respectively.


     OPERATING EXPENSES

--------------------------------------------------------------------------------
                                EMPLOYEE COSTS
--------------------------------------------------------------------------------

     Dollars in Millions                Increase (Decrease)
--------------------------------------------------------------------------------
     1995 - 1994                        $  (241.9)            (5.8)%
--------------------------------------------------------------------------------
     1994 - 1993                        $   268.5              6.9%
--------------------------------------------------------------------------------

     Employee costs consist of salaries, wages, and other employee compensation, employee benefits, and payroll taxes.

     Employee costs at the network operations subsidiaries decreased in 1995 by $201.5 million or 5.4% and increased by $218.7 million or 6.2% in 1994, compared with the corresponding prior years.

     The decrease in 1995 employee costs at the network operations subsidiaries was principally due to the effect of a third quarter 1994 charge of $161.9 million to recognize benefit costs, in accordance with Statement No. 112, for the separation of employees who are entitled to benefits under preexisting separation pay plans. Decreased overtime pay, lower workforce levels and a reduction in pension cost further reduced employee costs in 1995. These cost reductions were partially offset by annual salary and wage increases and the recognition of certain contract labor and separation pay costs in 1995 associated with a new five-year labor contract with the International Brotherhood of Electrical Workers (IBEW) and the contract settlement with the Communications Workers of America (CWA).

     In June 1995, the telephone companies executed a five-year contract with the IBEW, representing approximately 9,000 employees. The IBEW contract, which became effective May 21, 1995, provided for a 14.5% wage increase over the five-year contract period, a ratification bonus, improved pensions and benefits, and certain employment security provisions.

     The Bell Atlantic telephone companies' contract with the CWA, representing approximately 34,000 employees, expired on August 5, 1995. In January 1996, a tentative three-year labor agreement was reached, which was subsequently ratified in February 1996. The agreement includes a 10.6% wage increase over the three-year contract period, a ratification bonus, improved pensions and benefits, and certain employment security provisions.

     In 1994, employee costs were higher at the network operations subsidiaries principally as a result of the $161.9 million charge for separation pay costs, salary and wage increases, and increased overtime pay. Lower workforce levels partially offset these cost increases.

     Employee costs at the Company's nonregulated subsidiaries decreased by $40.4 million or 9.4% in 1995 and increased by $49.8 million or 13.1% in 1994. Employee costs were lower in 1995, as compared to the prior year, principally due to a reduction in workforce levels resulting from the sale of the Company's domestic computer maintenance subsidiary in late 1995 and the disposition of the Company's lease financing subsidiaries and certain other non-strategic businesses during 1994. In 1994, employee costs at the nonregulated subsidiaries were higher as a result of workforce increases at the Company's computer maintenance, video services and systems integration subsidiaries. This increase was offset, in part, by a reduction in workforce levels resulting from the aforementioned disposition of certain non-strategic businesses during 1994.

--------------------------------------------------------------------------------
                               DEPRECIATION AND
                                 AMORTIZATION
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  32.4              1.3%
--------------------------------------------------------------------------------
     1994 - 1993                        $  78.5              3.2%
--------------------------------------------------------------------------------

     Depreciation and amortization expense at the network operations subsidiaries in 1995 and 1994 increased $87.7 million or 3.7% and $139.1 million or 6.2%, respectively, compared with the corresponding prior years, principally due to growth in depreciable telephone plant. Increased depreciation in 1994 also reflected the impact of higher rates of depreciation resulting principally from the discontinued application of regulatory accounting principles in August 1994 (see Note 4 to the Consolidated Financial Statements). The composite depreciation rates for the network operations subsidiaries were 7.9% in 1995, 7.8% in 1994 and 7.5% in 1993.

     Depreciation and amortization expense at the nonregulated subsidiaries decreased by $55.3 million or 43.4% in 1995 and $60.6 million or 32.2% in 1994 over the corresponding prior years. The decreases were primarily due to the effect of the disposition of the Company's domestic computer maintenance business in October 1995 and the sale of substantially all of the assets of the Company's lease financing businesses during 1994.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                           OTHER OPERATING EXPENSES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase (Decrease)
--------------------------------------------------------------------------------
     1995 - 1994                        $  (38.8)            (1.1)%
--------------------------------------------------------------------------------
     1994 - 1993                        $   97.1              2.9%
--------------------------------------------------------------------------------

     Other operating expenses consist primarily of contract services, rent, network software costs, provision for uncollectible accounts receivable and other costs.

     The reduction in other operating expenses in 1995 was largely due to the effect of the aforementioned disposition of several non-strategic businesses during 1995 and 1994. These cost reductions were partially offset by additional costs incurred at the network operations subsidiaries to enhance systems, consolidate work activities and market value-added services.

     In 1994, other operating expenses were higher, as compared to 1993, principally due to higher volumes of business at the Company's network operations, computer maintenance, and systems integration subsidiaries. The Company also incurred higher expenses in 1994, relative to 1993, for video services development. These cost increases were partially offset by the effect of the disposition of several non-strategic businesses, and reimbursements received from other Bell Communications Research, Inc. (Bellcore) owners who decided to participate in Bellcore's Advanced Intelligent Network project. This project previously was supported entirely by the Company.

     Due to the disposition of the Company's domestic computer maintenance subsidiary in October 1995, future periods will no longer include employee costs, depreciation and other operating expenses from this business. Total operating expenses related to this business were approximately $392 million, $450 million and $384 million for the years ended December 31, 1995, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
                              EQUITY IN INCOME OF
                                  AFFILIATES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  107.5             83.4%
--------------------------------------------------------------------------------
     1994 - 1993                        $   58.1             82.1%
--------------------------------------------------------------------------------

     Equity in income of affiliates includes equity income and losses and goodwill amortization related to the Company's investments in unconsolidated businesses. For comparative purposes, the domestic cellular and paging businesses previously consolidated in periods prior to July 1, 1995 are presented as though accounted for under the equity method.

     Equity in income of the Company's investment in domestic cellular and paging businesses was $267.1 million in 1995, compared to $122.0 million in 1994 and $56.9 million in 1993. The increase in both years was driven by strong revenue growth due to an increase of approximately 43% in 1995 and 58% in 1994 in the cellular subscriber base.

     Equity in income of affiliates in 1995 and 1994 was further boosted by improved operating results from the Company's investment in Telecom Corporation of New Zealand Limited (Telecom).

     Higher equity income from the Company's investments in domestic cellular and paging businesses and Telecom was partially offset in both years by the effects of goodwill amortization and equity losses associated with the Company's investment in Grupo Iusacell, S. A. de C.V. (Iusacell). Results in 1995 were also impacted by equity losses associated with TELE-TV, the Company's multimedia joint venture which was formed in 1994.

     The equity losses associated with Iusacell were $87.8 million, $65.4 million and $3.0 million in 1995, 1994 and 1993, respectively. The equity losses in Iusacell in 1995 and 1994 were impacted by an increase in the Company's economic interest from 23.2% to 41.9% in August 1994 and by the effect of the devaluation of the Mexican peso on Iusacell's net liabilities, primarily debt, denominated in U.S. dollars. It is expected that the Company's equity in income of Iusacell will continue to be impacted positively or negatively by changes in the peso exchange rate.

--------------------------------------------------------------------------------
                         OTHER INCOME AND EXPENSE, NET
--------------------------------------------------------------------------------

     Dollars in Millions                Increase (Decrease)
--------------------------------------------------------------------------------
     1995 - 1994                        $  295.5
--------------------------------------------------------------------------------
     1994 - 1993                        $  (16.2)
--------------------------------------------------------------------------------

     Other income and expense, net consists primarily of interest and dividend income, and gains and losses from the disposition of subsidiaries and non-operating assets and investments.

     Other income and expense, net was $331.8 million in 1995, compared to $36.3 million in 1994. The increase in 1995 is principally attributable to the recognition of a pretax gain of approximately $314 million on the sale of certain cellular properties in connection with the formation of the Bell Atlantic NYNEX Mobile partnership (see Note 2 to the Consolidated Financial Statements).

     Other income and expense in 1994 included principally the pretax gains and losses associated with the aforementioned disposition of certain non-strategic businesses, and additional interest income related to notes receivable held by the Company in connection with the sale of its lease financing business.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

     In 1993, other income and expense, net totaled $52.5 million and consisted principally of a pretax gain of approximately $65 million related to the private sale of a portion of the Company's investment in Telecom offset, in part, by a pretax charge associated with the planned disposition of the Company's non-strategic software development businesses.

--------------------------------------------------------------------------------
                               INTEREST EXPENSE
--------------------------------------------------------------------------------

     Dollars in Millions                (Decrease)
--------------------------------------------------------------------------------
     1995 - 1994                        $  (20.2)            (3.6)%
--------------------------------------------------------------------------------
     1994 - 1993                        $  (33.5)            (5.6)%
--------------------------------------------------------------------------------

     Interest expense decreased in 1995 and 1994 due to lower levels of debt, lower interest rates on long-term debt, and the recognition of increased capitalized interest costs at the telephone subsidiaries. Upon the discontinued application of regulatory accounting principles, effective August 1, 1994, the Company began recognizing capitalized interest costs as a reduction of interest expense. Previously, the Company recorded an allowance for funds used during construction as an item of other income.

     The decrease in 1994 was partially offset by interest expense related to debt instruments retained by the Company in connection with the disposition of the Company's lease financing subsidiary, which was previously recognized as an operating expense. Also included in 1994 was interest expense related to the debt incurred to finance the Company's investment in Iusacell.

--------------------------------------------------------------------------------
                                 INCOME TAXES
--------------------------------------------------------------------------------

     Dollars in Millions                Increase
--------------------------------------------------------------------------------
     1995 - 1994                        $  262.7
--------------------------------------------------------------------------------
     1994 - 1993                        $   92.9
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          EFFECTIVE INCOME TAX RATES
--------------------------------------------------------------------------------

     For the Years Ended December 31,
--------------------------------------------------------------------------------
     1995                               38.1%
--------------------------------------------------------------------------------
     1994                               38.7%
--------------------------------------------------------------------------------
     1993                               34.8%
--------------------------------------------------------------------------------

     The Company's effective income tax rate was lower in 1995, as compared to 1994, due principally to a decrease in the Pennsylvania state income tax rate during 1995 and the effect of recording additional deferred state income taxes on the Company's leveraged lease portfolio in 1994. The effect of these decreases was partially offset by the reduction in the amortization of investment tax credits and the elimination of the benefit of the income tax rate differential applied to reversing timing differences at the telephone subsidiaries, both as a result of the discontinued application of regulatory accounting principles in August 1994.

     The higher effective income tax rate in 1994, as compared to 1993, was due principally to the aforementioned tax impacts associated with the discontinued application of regulatory accounting principles in August 1994 and additional deferred taxes recognized on the Company's leveraged lease portfolio.

     A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is provided in Note 15 to the Consolidated Financial Statements.

     FACTORS THAT MAY IMPACT FUTURE RESULTS

     FEDERAL LEGISLATION

     The Telecommunications Act of 1996 (the "Act"), which became effective on February 8, 1996, is the most comprehensive revision of the federal communications laws in over 60 years. In general, the Act includes provisions that would open the telephone subsidiaries' local exchange markets to competition and would permit local exchange carriers, such as the Company, upon meeting certain conditions, to provide interLATA services (long distance) and video programming and to engage in manufacturing.

     With regard to the rules governing competition in the interLATA market, the Act takes a two-fold approach. Effective February 8, 1996, the Company is permitted to apply for approval to offer interLATA services outside of the geographic region in which it currently operates as a local exchange carrier. The Company has announced its plans to offer such services in Illinois, Florida, North Carolina, South Carolina, and Texas.

     Secondly, within the Company's geographic region, each of the telephone subsidiaries must demonstrate to the FCC that it has satisfied certain requirements in order to be permitted to offer interLATA services within its jurisdiction. Among the requirements with which a telephone subsidiary must comply is a 14-point "competitive checklist" which is aimed at ensuring that competitors have the ability to connect to the telephone subsidiary's network. A telephone subsidiary must also demonstrate to the FCC that its entry into the interLATA market would be in the public interest.

     No definitive prediction can be made as to the specific impact of the Act on the business or financial condition of the Company. The financial impact on the Company will be dependent on several factors, including the timing and extent of competition in the Company's markets and the timing and extent of the Company's pursuit of new business opportunities resulting from the Act.

--------------------------------------------------------------------------------
Management's Discussion and Analysis  continued
--------------------------------------------------------------------------------

     COMPETITION

     IntraLATA Toll Services

     Competition to offer intrastate intraLATA toll services is currently permitted in all of the Company's state jurisdictions that provide intraLATA toll services. Increased competition from IXCs has resulted in a decline in several components of the telephone subsidiaries' toll service revenues.

     Currently, intraLATA toll calls in all of such jurisdictions are completed by the telephone subsidiaries unless the customer dials a five-digit access code. Presubscription for intraLATA toll services would enable customers to make intraLATA toll calls using the carrier of their choice without having to dial the five-digit access code.

     The Act prohibits a state from requiring presubscription or "dialing parity" until the earlier of such time as a local exchange carrier in the state is authorized to provide long distance services within the state or three years from the effective date of the Act. This prohibition does not apply to a final order for presubscription that was issued on or prior to December 19, 1995.

     During 1995, state regulatory commissions in Pennsylvania, New Jersey, West Virginia and Delaware conducted proceedings to determine whether, and under what conditions, to authorize presubscription. Proceedings in Delaware were suspended pending the outcome of the Congressional legislative process.

     In October 1995, the West Virginia Public Service Commission issued an order directing the implementation of presubscription within eighteen months of that order. Bell Atlantic - West Virginia has filed an appeal with the West Virginia Supreme Court.

     On December 19, 1995, the Pennsylvania Public Utility Commission issued an order directing the implementation of presubscription within eighteen months of that order. However, the order stated that a reasonable effort should be made to coordinate implementation of presubscription with Bell Atlantic - Pennsylvania's entry into the interLATA market in Pennsylvania.

     In New Jersey, the Board of Public Utilities issued an order on December 14, 1995 finding that implementation of presubscription for intraLATA toll services in New Jersey would be in the public interest and proposed rules for implementation. The rulemaking to determine the timing of implementation of presubscription in New Jersey is expected to be held in 1996.

     Implementation of presubscription for intraLATA toll services could have a material negative impact on toll service revenues, especially if the telephone subsidiaries are not permitted contemporaneously to offer interLATA services.

     Local Exchange Services

     The ability to offer local exchange service has historically been subject to regulation by state public utility commissions. In 1994 and 1995, applications from competitors to provide and resell local exchange services were approved by the Maryland Public Service Commission and the Pennsylvania Public Utility Commission. In addition, applications from competitors to provide local exchange services are pending in Delaware, Maryland, New Jersey and Virginia. The Act is expected to significantly increase the level of competition in all of the telephone subsidiaries' local exchange markets. However, increased competition in the local exchange markets will facilitate FCC approval of the telephone subsidiaries' entry into the interLATA markets.

     BUSINESS DEVELOPMENT

     The Company expects to incur significant business development expenses in 1996 in connection with its investments in PCS PrimeCo and Omnitel-Pronto Italia, and its entry into the long distance business.

     OTHER MATTERS

     ENVIRONMENTAL ISSUES

     The Company is subject to a number of environmental proceedings as a result of the operations of its subsidiaries and the shared liability provisions in the Plan of Reorganization related to the Modification of Final Judgement. Certain of these environmental matters relate to Superfund sites for which the Company's subsidiaries have been designated as potentially responsible parties by the U.S. Environmental Protection Agency or joined as third-party defendants in pending Superfund litigation. Such designation or joinder subjects the named company to potential liability for costs relating to cleanup of the affected sites. The Company is also responsible for the remediation of sites with underground fuel storage tanks and other expenses associated with environmental compliance.

     The Company continually monitors its operations with respect to potential environmental issues, including changes in legally mandated standards and remediation technologies. The Company's recorded liabilities reflect those specific situations where remediation activities are currently deemed to be probable and where the cost of remediation is estimable. Management believes that the aggregate amount of any additional potential liability would not have a material effect on the Company's results of operations or financial condition.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

     PROSPECTIVE ACCOUNTING CHANGE

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (Statement No. 123) in October 1995. Statement No. 123 encourages companies to recognize expense for stock options and other stock-based employee compensation plans based on their fair value at the date of grant. As permitted by Statement No. 123, the Company plans to continue to apply its current accounting policy under APB Opinion No. 25, "Accounting for Stock Issued to Employees" in 1996 and future years, and will provide disclosure of the pro forma impact on net income and earnings per share as if the fair value-based method had been applied.

FINANCIAL CONDITION

                                                                      (Dollars in Millions)
                                                -------------------------------------------
For the Years Ended December 31,                      1995            1994            1993
-------------------------------------------------------------------------------------------
Cash Flows From (Used In)
    Operating activities                        $  3,981.0      $  3,777.0      $  4,169.5
    Investing activities                          (2,090.8)       (1,694.2)       (2,968.2)
    Financing activities                          (1,676.3)       (2,086.0)       (1,351.2)
                                                ----------      ----------      ----------

     Management believes that the Company has adequate internal and external resources available to meet ongoing operating requirements, including network expansion and modernization and the payment of dividends. Management expects that presently foreseeable capital requirements will be financed primarily through internally generated funds. Additional long-term debt and equity financing may be needed to fund additional development activities and to maintain the Company's capital structure within management's guidelines. The Company determines the appropriateness of the level of its dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal requirements of the Company, and the expectations of shareowners.

     The use of derivatives by the Company is limited to managing risk that could endanger the financing and operating flexibility of the Company, making cash flows more stable over the long run, and achieving savings over traditional means of financing. Derivative agreements are tied to a specific liability or asset and hedge the related economic exposures. The use of these hedging agreements has not had a material impact on the Company's financial condition or results of operations. The Company does not hold derivatives for trading purposes.

     CASH FLOWS FROM OPERATING ACTIVITIES

     The Company's primary source of funds continued to be cash generated from operations. Improved cash flows from operating activities during 1995 resulted principally from growth in operating income. Cash provided from operations in 1994 decreased versus 1993 due principally to higher income tax payments in 1994.

     CASH FLOWS USED IN INVESTING ACTIVITIES

     Capital expenditures continued to be the primary use of capital resources in 1995. During 1995, 1994 and 1993, the Company invested approximately $2.4 billion, $2.2 billion and $2.1 billion, respectively, in its network operations subsidiaries to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of the network.

     During 1995, the Company invested $392.4 million in joint ventures, including $292.0 million in PCS PrimeCo, primarily to fund the purchase of PCS licenses.

     During the first quarter of 1995, the Company prefunded a trust with $135.0 million in short-term investments for the purpose of compensating employees for vacation pay earned during 1994. At December 31, 1995, the trust held no investments.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

     In 1995, the Company received cash proceeds of approximately $362 million from the sale of certain cellular properties and approximately $250 million in connection with the sale of Bell Atlantic Business Systems Services, Inc. and the Company's interests in certain European computer maintenance operations.

     Cash proceeds from investing activities in 1995 also included approximately $221 million in connection with a note receivable resulting from the April 1994 sale of the Company's lease financing business and $87.0 million in connection with a note receivable established with the formation of the Bell Atlantic NYNEX Mobile partnership.

     In 1994, cash proceeds from investing activities included $1,323.8 million from the sale of the Company's lease financing subsidiary and $123.0 million from the disposition of certain other nonregulated subsidiaries. Additionally, the Company received $67.4 million under a special capital reduction plan implemented by Telecom in which 20% of Telecom's outstanding shares were canceled and shareowners received one New Zealand Dollar for each share canceled. Telecom's capital reduction did not change the Company's percentage ownership of Telecom. In 1993, the sale of a portion of the Company's interest in Telecom provided cash proceeds from investing activities of $253.7 million.

     In connection with Bell Atlantic's investment in Iusacell, the Company purchased shares in 1993 for $520.0 million and additional shares in 1994 for $524.0 million. The Company also used approximately $97 million in 1994 principally for the acquisition of a domestic cellular property, a minority interest in a directory company, and to fund an equity investment in a consortium that was awarded the second cellular license in Italy. In 1993, the Company used $190.0 million for the acquisition of two directory companies and certain other investments.

     CASH FLOWS USED IN FINANCING ACTIVITIES

--------------------------------------------------------------------------------
A bar chart is presented, depicting the following data:


                                                           Dividends Paid
                                                        (dollars in millions)
                                                        ---------------------
Year ended December 31, 1993                              $ 1,156.5
Year ended December 31, 1994                              $ 1,195.1
Year ended December 31, 1995                              $ 1,218.0
--------------------------------------------------------------------------------

     Dividend payments in 1995, as in prior years, were a significant use of capital resources. The Company reduced its long-term debt (including capital leases) and short-term debt by $555.9 million in 1995, $990.2 million in 1994 and $168.2 million in 1993. Approximately $200 million, $250 million and $1.7 billion of debt in 1995, 1994 and 1993, respectively, was refinanced at more favorable interest rates.

--------------------------------------------------------------------------------
A bar chart is presented, depicting the following data:



                                                        Debt Ratio
                                                        ----------
At December 31, 1993                                       54.6%
At December 31, 1994                                       59.4%
At December 31, 1995                                       55.5%
--------------------------------------------------------------------------------

     As of December 31, 1995, the Company and its subsidiaries had in excess of $2.2 billion of unused bank lines of credit. The Company and its telephone subsidiaries also have shelf registrations for the issuance of up to $1.9 billion of unsecured debt securities. The Company and its subsidiaries had $200.5 million in borrowings outstanding under bank lines of credit at December 31, 1995.

     The debt securities of Bell Atlantic's subsidiaries continue to be accorded high ratings by primary rating agencies.

     In the fourth quarter of 1995, Bell Atlantic New Zealand Holdings, Inc. (BANZHI), a subsidiary of the Company, issued 600,000 shares of Series B Preferred Stock at a price per share of $100 with a dividend rate of $5.80 per share per annum resulting in a net cash inflow from financing activities of $59.5 million. In 1994, BANZHI also issued 850,000 shares of Series A Preferred Stock at a price per share of $100 with a dividend rate of $7.08 per share per annum resulting in cash proceeds of $85.0 million.

--------------------------------------------------------------------------------
Report of Management
--------------------------------------------------------------------------------

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

     The Board of Directors pursues its review and oversight role for the financial statements through an Audit Committee composed of six outside directors. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal auditors and independent accountants and reviews the work of each to ensure that their respective responsibilities are being carried out and to discuss related matters. Both the internal auditors and independent accountants have direct access to the Audit Committee.

/s/ Raymond W. Smith

Raymond W. Smith
Chairman of the Board
and Chief Executive Officer


/s/ William O. Albertini

William O. Albertini
Executive Vice President
and Chief Financial Officer

--------------------------------------------------------------------------------
Report of
Independent Accountants
--------------------------------------------------------------------------------

     TO THE BOARD OF DIRECTORS AND SHAREOWNERS
     OF BELL ATLANTIC CORPORATION:

     We have audited the accompanying consolidated balance sheets of Bell Atlantic Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bell Atlantic Corporation and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 4 to the consolidated financial statements, the Company discontinued accounting for the operations of its telephone subsidiaries in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," effective August 1, 1994. Also, as discussed in Notes 1, 14 and 15 to the consolidated financial statements, the Company changed its method of accounting for income taxes and postemployment benefits in 1993.

/s/ Coopers & Lybrand L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 5, 1996

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                                     (Dollars in Millions, Except Per Share Amounts)
                                                                     -----------------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                              1995             1994             1993
--------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                                      $ 13,429.5       $ 13,791.4       $ 13,145.6

OPERATING EXPENSES
Employee costs, including benefits and taxes                               4,022.0          4,333.1          4,027.6
Depreciation and amortization                                              2,627.1          2,652.1          2,545.1
Other                                                                      3,694.2          4,001.6          3,775.3
                                                                        ----------       ----------       ----------
                                                                          10,343.3         10,986.8         10,348.0
                                                                        ----------       ----------       ----------
OPERATING INCOME                                                           3,086.2          2,804.6          2,797.6
Equity in Income of Affiliates                                               152.5             41.1             48.3
Other Income and Expense, Net                                                331.7             23.2             39.8
Interest Expense                                                             561.0            582.1            612.1
                                                                        ----------       ----------       ----------
Income Before Provision for Income Taxes,
    Extraordinary Items, and Cumulative Effect
    of Changes in Accounting Principles                                    3,009.4          2,286.8          2,273.6
Provision for Income Taxes                                                 1,147.6            884.9            792.0
                                                                        ----------       ----------       ----------
INCOME BEFORE EXTRAORDINARY ITEMS
    AND CUMULATIVE EFFECT OF CHANGES
    IN ACCOUNTING PRINCIPLES                                               1,861.8          1,401.9          1,481.6
                                                                        ----------       ----------       ----------
Extraordinary Items
    Discontinuation of regulatory accounting
        principles, net of tax                                                   -         (2,150.0)               -
    Early extinguishment of debt, net of tax                                  (3.5)            (6.7)           (58.4)
                                                                        ----------       ----------       ----------
                                                                              (3.5)        (2,156.7)           (58.4)
                                                                        ----------       ----------       ----------
Cumulative Effect of Changes in
    Accounting Principles
        Income taxes                                                             -                -             65.2
        Postemployment benefits, net of tax                                      -                -            (85.0)
                                                                        ----------       ----------       ----------
                                                                                 -                -            (19.8)
                                                                        ----------       ----------       ----------
NET INCOME (LOSS)                                                       $  1,858.3       $   (754.8)      $  1,403.4
                                                                        ==========       ==========       ==========

PER COMMON SHARE:
INCOME BEFORE EXTRAORDINARY ITEMS
    AND CUMULATIVE EFFECT OF CHANGES
    IN ACCOUNTING PRINCIPLES                                            $     4.25       $     3.21       $     3.39
Extraordinary Items                                                           (.01)           (4.94)            (.13)
Cumulative Effect of Changes in
    Accounting Principles                                                        -                -             (.04)
                                                                        ----------       ----------       ----------
NET INCOME (LOSS)                                                       $     4.24       $    (1.73)      $     3.22
                                                                        ==========       ==========       ==========

Weighted Average Number of Common Shares
    and Equivalent Shares Outstanding (in millions)                          438.3            437.2            436.3
                                                                        ==========       ==========       ==========

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                    (Dollars in Millions, Except Per Share Amounts)
                                                    -----------------------------------------------
DECEMBER 31,                                                                  1995             1994
---------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and cash equivalents                                           $    356.8       $    142.9
    Accounts receivable, net of allowances of $189.8 and $188.9            2,386.0          2,328.1
    Inventories                                                              132.8            274.6
    Prepaid expenses                                                         611.7            545.5
    Other                                                                    385.4            492.2
                                                                        ----------       ----------
                                                                           3,872.7          3,783.3
                                                                        ----------       ----------
Plant, Property and Equipment                                             33,553.8         33,745.8
    Less accumulated depreciation                                         17,632.5         16,807.7
                                                                        ----------       ----------
                                                                          15,921.3         16,938.1
                                                                        ----------       ----------
Investments in Affiliates                                                  2,950.5          1,590.5

Other Assets                                                               1,412.3          1,959.9
                                                                        ----------       ----------
Total Assets                                                            $ 24,156.8       $ 24,271.8
                                                                        ==========       ==========

LIABILITIES AND SHAREOWNERS' INVESTMENT
Current Liabilities
    Debt maturing within one year                                       $  1,930.2       $  2,087.6
    Accounts payable and accrued liabilities                               2,723.5          2,737.4
    Other                                                                    719.3            751.7
                                                                        ----------       ----------
                                                                           5,373.0          5,576.7
                                                                        ----------       ----------
Long-Term Debt                                                             6,407.2          6,805.7
                                                                        ----------       ----------
Employee Benefit Obligations                                               3,841.3          3,773.8
                                                                        ----------       ----------
Deferred Credits and Other Liabilities
    Deferred income taxes                                                  1,213.9          1,305.7
    Unamortized investment tax credits                                       147.3            176.7
    Other                                                                    345.5            466.9
                                                                        ----------       ----------
                                                                           1,706.7          1,949.3
                                                                        ----------       ----------
Preferred Stock of Subsidiary                                                145.0             85.0
                                                                        ----------       ----------

Commitments (Note 8)

Shareowners' Investment
    Preferred and Preference stock ($1 par value; none issued)                   -                -
    Common stock ($1 par value; 437,765,346 shares and
        436,405,646 shares issued)                                           437.8            436.4
    Common stock issuable (92,899 shares)                                        -               .1
    Contributed capital                                                    5,506.4          5,428.4
    Reinvested earnings                                                    1,776.5          1,144.4
    Foreign currency translation adjustment                                 (515.9)          (330.8)
                                                                        ----------       ----------
                                                                           7,204.8          6,678.5
    Less common stock in treasury, at cost                                     3.1             11.0
    Less deferred compensation-employee stock ownership plans                518.1            586.2
                                                                        ----------       ----------
                                                                           6,683.6          6,081.3
                                                                        ----------       ----------
Total Liabilities and Shareowners' Investment                           $ 24,156.8       $ 24,271.8
                                                                        ==========       ==========

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                                          (Dollars in Millions)
                                                                                         --------------------------------------
FOR THE YEARS ENDED DECEMBER 31,                                                         1995             1994             1993
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                  $  1,858.3       $   (754.8)      $  1,403.4
Adjustments to reconcile net income (loss)
    to net cash provided by operating activities:
        Depreciation and amortization                                                 2,627.1          2,652.1          2,545.1
        Extraordinary items, net of tax                                                   3.5          2,156.7             58.4
        Cumulative effect of changes in accounting principles, net of tax                   -                -             19.8
        Gain on sale of cellular properties, net of tax                                (200.1)               -                -
        Equity in income of affiliates                                                 (152.5)           (41.1)           (48.3)
        Dividends received from affiliates                                              146.0            101.0             73.4
        Other items, net                                                                 62.3            (58.7)          (121.3)
        Changes in certain assets and liabilities, net of effects
            from acquisition/disposition of businesses:
                Accounts receivable                                                    (310.2)          (192.6)           (77.3)
                Inventories                                                             (47.6)           (80.8)           (31.7)
                Other assets                                                            (18.7)          (226.6)             8.0
                Accounts payable and accrued taxes                                       67.1             50.4            311.1
                Deferred income taxes, net                                              (95.4)          (270.5)          (105.8)
                Unamortized investment tax credits                                      (29.4)           (49.4)           (66.2)
                Employee benefit obligations                                             84.8            382.8            193.3
                Other liabilities                                                       (14.2)           108.5              7.6
                                                                                   ----------       ----------       ----------
Net cash provided by operating activities                                             3,981.0          3,777.0          4,169.5
                                                                                   ----------       ----------       ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments                                                    (135.0)           (10.0)            (8.5)
Proceeds from sale of short-term investments                                            135.0             18.5             34.0
Additions to plant, property and equipment                                           (2,627.2)        (2,648.3)        (2,517.4)
Proceeds from sale of plant, property and equipment                                       3.5            102.1             47.4
Investment in finance lease and notes receivable                                            -           (741.6)        (1,862.5)
Proceeds from finance lease and notes receivable                                         93.1            721.8          1,801.2
Investment in notes receivable and preferred stock                                      (55.0)               -                -
Proceeds from notes receivable                                                          338.7                -                -
Acquisition of businesses, less cash acquired                                           (41.4)           (37.5)          (146.9)
Investment in Grupo Iusacell, S.A. de C.V.                                                  -           (524.0)          (520.0)
Proceeds from Telecom Corporation of New Zealand Limited
    1994 capital reduction plan and 1993 sale of ownership interest                         -             67.4            253.7
Investment in joint ventures                                                           (392.4)           (59.7)           (43.1)
Proceeds from disposition of businesses                                                 611.2          1,446.8                -
Other, net                                                                              (21.3)           (29.7)            (6.1)
                                                                                   ----------       ----------       ----------
Net cash used in investing activities                                                (2,090.8)        (1,694.2)        (2,968.2)
                                                                                   ----------       ----------       ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                                                106.6            249.6          2,148.1
Principal repayments of borrowings and capital lease obligations                       (439.3)          (621.1)          (949.0)
Early extinguishment of debt                                                           (200.0)          (350.0)        (1,575.0)
Net change in short-term borrowings with
    original maturities of three months or less                                         (48.1)          (287.6)           186.7
Dividends paid                                                                       (1,218.0)        (1,195.1)        (1,156.5)
Proceeds from sale of common stock                                                       76.9              6.9             33.7
Purchase of common stock for treasury                                                   (11.2)            (8.7)               -
Net change in outstanding checks drawn on controlled disbursement accounts               (2.7)            35.0            (39.2)
Proceeds from sale of preferred stock by subsidiary                                      59.5             85.0                -
                                                                                   ----------       ----------       ----------
Net cash used in financing activities                                                (1,676.3)        (2,086.0)        (1,351.2)
                                                                                   ----------       ----------       ----------
Increase (decrease) in cash and cash equivalents                                        213.9             (3.2)          (149.9)
Cash and cash equivalents, beginning of year                                            142.9            146.1            296.0
                                                                                   ----------       ----------       ----------
Cash and cash equivalents, end of year                                             $    356.8       $    142.9       $    146.1
                                                                                   ==========       ==========       ==========

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

 (1) DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS

     Bell Atlantic Corporation (Bell Atlantic or the Company) is a diversified telecommunications company. Bell Atlantic's network operations subsidiaries provide voice and data transport and calling services, network access, directory publishing and public telephone services to customers in the mid-Atlantic region. The Company's network operations subsidiaries comprise seven operating telephone companies and a subsidiary that performs services on their behalf. Other network-related subsidiaries principally provide systems integration services, customer premises equipment distribution and video services. Through several joint ventures, Bell Atlantic provides wireless communications services in the United States and has invested in wireless businesses in Mexico, Italy, Slovakia, and the Czech Republic. The Company also has an investment in Telecom Corporation of New Zealand Limited, which provides a full range of telecommunications services.

     The Company and its subsidiaries have approximately 61,800 employees, of which approximately 55% are represented by the Communications Workers of America
(CWA), and approximately 15% are represented by the International Brotherhood of Electrical Workers (IBEW), which are both affiliated with the American Federation of Labor-Congress of Industrial Organizations. The terms of a five-year contract with the IBEW became effective in May 1995 and expire in August 2000. The contract with the CWA expired on August 5, 1995. In January 1996, the Company's telephone subsidiaries and the CWA reached a tentative three-year labor agreement, which was subsequently ratified in February 1996.

     The Telecommunications Act of 1996 is the most comprehensive revision of the federal communications laws in over 60 years. In general, the Telecommunications Act includes provisions that would open the telephone subsidiaries' local exchange markets to competition and would permit local exchange carriers, such as the Company, upon meeting certain conditions, to provide interLATA services (long distance) and video programming and to engage in manufacturing.

     CONSOLIDATION AND BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of Bell Atlantic Corporation and its majority-owned subsidiaries. Investments in businesses in which the Company does not have control, but has the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Other investments are accounted for by the cost method. All significant intercompany accounts and transactions have been eliminated.

     The Company operates predominantly in a single industry segment - communications and related services.

     Effective August 1, 1994, the telephone subsidiaries discontinued accounting for their operations under the provisions of Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71) (see Note 4).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities and disclosure of contingencies. Actual results could differ from those estimates.

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

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 1 continued

     PREPAID DIRECTORY

     Costs of directory production and advertising sales are principally deferred until the directory is published. Such costs are amortized to expense and the related advertising revenues are recognized over the average life of the directory, which is generally 12 months.

     PLANT AND DEPRECIATION

     The telephone subsidiaries' provision for depreciation is based principally on the composite group remaining life method of depreciation and straight-line composite rates. This method provides for the recovery of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. The composite group method requires periodic revisions to depreciation rates based on a number of variables, including retirement estimates, survivor curves, salvage, and cost of removal.

     In connection with the discontinued application of Statement No. 71, effective August 1, 1994, for financial reporting purposes, the Company began using estimated asset lives for certain categories of plant and equipment that were shorter than those approved by regulators prior to the discontinuance of Statement No. 71. The shorter lives result principally from the Company's expectation as to the revenue-producing lives of the assets.

     The following asset lives were used by the telephone subsidiaries in 1994 and 1995:


                                         January 1,
                                            1994 to      Effective
                                           July 31,      August 1,
Average Lives (in years)                       1994           1994          1995
--------------------------------------------------------------------------------
Buildings                                     18-60          18-40         15-40
Central office equipment                       6-13           4-12          5-12
Cable, wiring and conduit                     20-60          14-50         16-50
Other equipment                                6-38           6-38          5-35

     When depreciable plant of the telephone subsidiaries is replaced or retired, the amounts at which such plant has been carried in plant, property and equipment are removed from the respective accounts and charged to accumulated depreciation, and any gains or losses on disposition are amortized over the remaining asset lives of the remaining net investment in telephone plant.

     Plant, property and equipment of other subsidiaries is depreciated principally on a straight-line basis over the following estimated useful lives, effective July 1, 1995: buildings, 25 to 40 years; and other equipment, 2 to 10 years. Previously, these assets were depreciated using 15 to 40 years and 2 to 15 years, respectively. The change in estimated useful lives resulted from the contribution of plant, property and equipment of the Company's domestic cellular and paging subsidiaries to Bell Atlantic NYNEX Mobile (see Note 2).

     When the depreciable assets of other subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income.

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

     COST IN EXCESS OF NET ASSETS ACQUIRED

     The excess of the acquisition cost over the fair value of net assets of businesses acquired is amortized by the straight-line method over periods not exceeding 40 years. The Company assesses the impairment of the cost in excess of net assets acquired related to consolidated subsidiaries in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The cost in excess of net assets acquired related to affiliates accounted for under the equity method is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable and a determination of impairment (if any) is made based on estimates of future cash flows.

     FOREIGN CURRENCY

     Assets and liabilities of foreign subsidiaries and equity investees are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Foreign entity revenues and expenses are translated into U.S. dollars at the

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 1 continued

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

     Gains and losses on forward exchange contracts which hedge identifiable foreign currency commitments are deferred and reflected as adjustments to the related transactions. Gains and losses and related discounts or premiums arising from financial instruments that hedge foreign balances of a long-term investment nature are included as foreign currency translation adjustments in Shareowners' Investment.

     Interest rate hedge agreements are used to reduce interest rate risks and costs inherent in the Company's debt portfolio. These agreements involve the exchange of fixed and variable interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. The interest differential to be paid or received under these agreements is accrued as interest rates change and is recognized as an adjustment to interest expense over the life of the agreements.

     EMPLOYEE BENEFITS

     Pensions, Postretirement Benefits Other Than Pensions, and
     Postemployment Benefits

     Substantially all employees of the Company are covered under noncontributory defined benefit pension plans and postretirement health and life insurance benefit plans.

     Amounts contributed to the Company's pension plans are actuarially determined, principally under the aggregate cost actuarial method, and are subject to applicable federal tax regulations. Amounts contributed to 501(c)(9) trusts and 401(h) accounts under applicable federal income tax regulations to pay certain postretirement benefits are actuarially determined, principally under the aggregate cost actuarial method.

     The Company also provides employees with postemployment benefits such as disability benefits, workers' compensation, and severance pay. Effective
January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits."

     Savings Plans and Employee Stock Ownership Plans

     The Company maintains savings plans which cover substantially all of its employees. A substantial portion of the Company's matching contribution is provided through employee stock ownership plans (ESOPs). The Company recognizes expense based on accounting rules applicable to companies with ESOP trusts that held securities prior to December 15, 1989. Under this method, the Company recognizes 80 percent of the cumulative expense that would have been recognized under the shares allocated method. The 80 percent of shares allocated method is applied until cumulative cash payments exceed the cumulative minimum charge. Subsequently, expense is recognized such that cumulative expense equals cumulative cash payments. The transition from the 80 percent of shares allocated method to the cash payments method occurred during 1995. All ESOP shares are included in earnings per share computations.

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

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------
Note 1, continued

     EARNINGS PER COMMON SHARE

     Earnings per common share calculations are based on the weighted average number of shares and equivalent shares outstanding during the year.

     PROSPECTIVE ACCOUNTING CHANGE

     The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (Statement No. 123) in October 1995. Statement No. 123 encourages companies to recognize expense for stock options and other stock-based employee compensation plans based on their fair value at the date of grant. As permitted by Statement No. 123, the Company plans to continue to apply its current accounting policy under APB Opinion No. 25, "Accounting for Stock Issued to Employees" in 1996 and future years, and will provide disclosure of the pro forma impact on net income and earnings per share as if the fair value-based method had been applied.

     RECLASSIFICATIONS

     Certain reclassifications of prior years' data have been made to conform to 1995 classifications.

--------------------------------------------------------------------------------

 (2) FORMATION OF WIRELESS PARTNERSHIP

     Effective July 1, 1995, Bell Atlantic and NYNEX Corporation (NYNEX) completed the combination of substantially all of their domestic cellular and paging businesses and the formation of a partnership, Bell Atlantic NYNEX Mobile, which owns and operates such businesses. Bell Atlantic NYNEX Mobile operates as a general partnership and is controlled equally by Bell Atlantic and NYNEX. Bell Atlantic owns an approximate 63% equity interest in Bell Atlantic NYNEX Mobile. The Company accounts for its interest in the partnership under the equity method.

     Coincident with, and as a condition to, the completion of the combination, Bell Atlantic sold certain cellular properties in Massachusetts and Rhode Island. The Company recorded a pretax gain of approximately $314 million on the sale of the cellular properties in 1995.

     Bell Atlantic contributed certain assets and liabilities of its domestic cellular and paging operating subsidiaries in exchange for an equity interest in Bell Atlantic NYNEX Mobile. No gain or loss was recognized on the contribution of the assets and liabilities.

     The following amounts were contributed in 1995 by the Company to the partnership:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
Current assets                                      $    124.0
Noncurrent assets                                      1,291.3
                                                    ----------
Total assets                                                          $  1,415.3
Current liabilities                                 $    167.1
Noncurrent liabilities                                    70.1
                                                    ----------
Total liabilities                                                          237.2
                                                                      ----------
Net assets contributed                                                $  1,178.1
                                                                      ==========

     An equity investment of approximately $143 million in a preexisting cellular partnership with NYNEX serving the New York metropolitan area was retained by the Company. This investment is scheduled to be contributed to the Bell Atlantic NYNEX Mobile partnership in July 1996 and July 1997, pursuant to the partnership agreement.

     Revenues and expenses of the Company's domestic cellular and paging businesses reflected in the financial statements for periods prior to the formation of the partnership are as follows:

                                                                                             (Dollars in Millions)
------------------------------------------------------------------------------------------------------------------
                                                Six months ended                Year ended              Year ended
                                                   June 30, 1995         December 31, 1994       December 31, 1993
------------------------------------------------------------------------------------------------------------------
Operating revenues                                    $    629.9                $  1,063.3              $    788.4
Operating expenses                                         532.0                     947.6                   741.9
                                                      ----------                ----------              ----------
Operating income                                            97.9                     115.7                    46.5
Equity in income of
    unconsolidated affiliates                               22.6                      34.2                    34.4
Other expenses, net                                           .1                      13.1                    12.7
Interest expense                                            13.9                      14.8                    11.3
                                                      ----------                ----------              ----------
Income before income taxes                            $    106.5                $    122.0              $     56.9
                                                      ==========                ==========              ==========

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

 (3) INVESTMENTS IN AFFILIATES

     The Company's investments in affiliates, which are accounted for under the equity method, consist of the following at December 31:

                                                                                                         (Dollars in Millions)
------------------------------------------------------------------------------------------------------------------------------

                                                                                       1995                              1994
                                                               Ownership          Investment        Ownership       Investment
------------------------------------------------------------------------------------------------------------------------------
Bell Atlantic NYNEX Mobile/*/                                    62.594%          $ 1,446.7                -        $       -
PCS PrimeCo                                                        25.0%              298.8             25.0%            13.7
Telecom Corporation of New Zealand Limited                         24.8%              639.4             24.8%           625.6
Grupo Iusacell, S.A. de C.V.                                       41.9%              356.2             41.9%           646.4
Other                                                            Various              209.4           Various           304.8
                                                                                  ---------                         ---------
Total                                                                             $ 2,950.5                         $ 1,590.5
                                                                                  =========                         =========

* Includes the Company's investment in a New York cellular partnership (see Note 2)

     The Bell Atlantic NYNEX Mobile partnership, which was formed on July 1, 1995 through the combination of substantially all of the domestic cellular and paging businesses of Bell Atlantic and NYNEX (see Note 2), provides wireless local services to customers in the Northeast, mid-Atlantic, Southeast and Southwest domestic cellular markets.

     PCS PrimeCo, which was formed in October 1994, is a four-way partnership of Bell Atlantic, NYNEX, AirTouch Communications and U S West, Inc. In March 1995, the PCS PrimeCo partnership acquired licenses for approximately $1.1 billion which will allow PCS PrimeCo to provide personal communications services (PCS) in 11 major markets across the United States.

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

     Through purchases of stock totaling $1,044.0 million, the Company has acquired a 41.9% economic interest in Grupo Iusacell, S.A. de C.V. (Iusacell), the second largest telecommunications company in Mexico. Shares held by Bell Atlantic represent approximately 44% of the voting rights pertaining to Iusacell stock. At acquisition, the cumulative investment in Iusacell exceeded the recorded value of the underlying net assets by approximately $760 million. This amount is being amortized by the straight-line method over a period of 25 years. As a result of foreign currency translation losses recorded as a component of Shareowners' Investment, the Company's investment in Iusacell was reduced by approximately $530 million at December 31, 1995 and by approximately $330 million at December 31, 1994.

     The Company also has telecommunications investments in Italy, Slovakia, and the Czech Republic. These investments consist of joint ventures to build and operate cellular networks in these countries.

     Other investments also include a video services joint venture, real estate partnerships, a one-seventh interest in Bell Communications Research, Inc. (Bellcore), and several other domestic and international joint ventures.

     During 1995, 1994 and 1993, the Company received dividends from unconsolidated equity investees of $146.0 million, $101.0 million and $73.4 million.

     Summarized unaudited financial information for investments which the Company accounts for under the equity method is shown below on a 100 percent basis.

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------

Year Ended December 31,                                                     1995
--------------------------------------------------------------------------------
Results of Operations:
    Revenues                                       $  5,088.8
    Operating income                                    926.9
    Net income                                          407.1
Bell Atlantic's Equity in Income of Affiliates                          $  152.5
                                                                        ========

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
December 31,                                                                1995
--------------------------------------------------------------------------------
Financial Position:
    Current assets                                 $  1,707.8
    Noncurrent assets                                 8,370.6
    Current liabilities                               2,697.8
    Noncurrent liabilities                            1,260.9
    Minority interests                                  253.9
    Stockholders' equity                              5,865.8
Bell Atlantic's Investments in Affiliates                               $2,950.5
                                                                        ========

     The unaudited summarized financial information at December 31, 1995 includes net assets of foreign unconsolidated subsidiaries totaling approximately $2.1 billion (on a 100% basis), of which $1.4 billion is located in New Zealand and the remainder is located in Mexico and European and Asian countries. These assets may be subject to risks in the event of changes in government policies or other unforeseen circumstances.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

 (4) DISCONTINUATION OF REGULATORY ACCOUNTING PRINCIPLES

     In the third quarter of 1994, the Company determined that it was no longer eligible for continued application of the accounting required by Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation" (Statement No. 71). In connection with the decision to discontinue regulatory accounting principles under Statement No. 71, the Company recorded a noncash, extraordinary charge of $2,150.0 million, which is net of an income tax benefit of $1,498.4 million.

     The Company's determination that it was no longer eligible for continued application of the accounting required by Statement No. 71 was based on the belief that the convergence of competition, technological change, actual and potential regulatory, legislative and judicial actions, and other factors were creating fully open and competitive markets. In such markets, the Company does not believe it can be assured that prices can be maintained at levels that will recover the net carrying amount of existing telephone plant and equipment, which has been depreciated over relatively long regulator-prescribed lives. In addition, changes from cost-based regulation to various forms of incentive regulation in all jurisdictions contributed to the determination that the continued application of Statement No. 71 was inappropriate.

     A summary of the components of the after-tax charge recognized as a result of the discontinued application of Statement No. 71 follows:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
Increase in plant and
    equipment depreciation reserve                                   $  2,128.9
Accelerated investment
    tax credit amortization                                              (136.2)
Tax-related regulatory asset
    and liability elimination                                              42.5
Other regulatory asset
    and liability elimination                                             114.8
                                                                     ----------
Total                                                                $  2,150.0
                                                                     ==========

     The increase in the accumulated depreciation reserve was supported by both an impairment analysis, which identified estimated amounts not recoverable from future discounted cash flows, and a depreciation study, which identified inadequate depreciation reserve levels which the Company believes resulted principally from the cumulative underdepreciation of plant as a result of the regulatory process. Investment tax credit amortization was accelerated as a result of the reduction in remaining asset lives of the associated telephone plant and equipment.

     Tax-related regulatory assets of $757.2 million and tax-related regulatory liabilities of $714.7 million, which were established upon the adoption of Statement No. 109 and amortized as the related deferred taxes were recognized in the ratemaking process, were eliminated (see Note 15). The elimination of other regulatory assets and liabilities relates principally to deferred debt refinancing and vacation pay costs, which were being amortized as they were recognized in the ratemaking process.

--------------------------------------------------------------------------------

 (5) PLANT, PROPERTY AND EQUIPMENT

     Plant, property and equipment, which is stated at cost, is summarized as follows at December 31:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
                                                        1995               1994
--------------------------------------------------------------------------------
Land                                            $      262.2       $      273.5
Buildings                                            2,736.8            2,741.7
Central office equipment                            12,812.6           12,261.8
Cable, wiring and conduit                           12,404.6           12,074.9
Other equipment                                      4,145.7            4,976.2
Other                                                  619.4              587.6
Construction-in-progress                               572.5              830.1
                                                ------------       ------------
                                                    33,553.8           33,745.8
Accumulated depreciation                           (17,632.5)         (16,807.7)
                                                ------------       ------------
Total                                           $   15,921.3       $   16,938.1
                                                ============       ============

     Due to the formation of the Bell Atlantic NYNEX Mobile partnership (see
Note 2) and the disposition of the Company's domestic computer maintenance subsidiary, Bell Atlantic Business Systems Services, Inc. (see Note 6), plant, property and equipment at December 31, 1995 no longer includes fixed assets of these businesses. At December 31, 1994, amounts related to these businesses, principally other equipment, totaled $933.5 million, net of accumulated depreciation of $484.5 million.

     Certain prior year amounts previously included in Construction-in-progress have been reclassified to Other to conform to 1995 classifications.

     Plant, property and equipment at December 31, 1995 and 1994 includes real estate property under operating leases, or held for lease, of $327.5 million and $313.4 million, less accumulated depreciation of $82.3 million and $71.0 million, respectively.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

 (6) DISPOSITION OF BUSINESSES

     COMPUTER MAINTENANCE

     In the fourth quarter of 1995, the Company sold its domestic computer maintenance subsidiary, Bell Atlantic Business Systems Services, Inc., and its interests in certain European computer maintenance operations for approximately $250 million in cash. The Company recorded a small gain as a result of this disposition. This disposition did not have a material effect on the Company's results of operations or financial position.

     LEASE FINANCING

     In the second quarter of 1994, the Company sold the assets of Bell Atlantic TriCon Leasing Corporation (TriCon), except for leveraged lease and project finance portfolios, to The Finova Group Inc. (Finova) (formerly GFC Financial Corporation). The sale price consisted of $344.2 million in cash and $835.9 million in notes receivable, plus the assumption of $81.8 million of liabilities by Finova. In addition, the Company retained $586.7 million of debt instruments of TriCon and received a note of an equal amount from Finova. The principal and interest payments on the retained debt match the principal and interest payments received on the note from Finova. At December 31, 1995, the remaining balance of a note receivable from Finova was $213.8 million. The Company recorded a pretax gain of $42.0 million as a result of this transaction.

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

--------------------------------------------------------------------------------

 (7) LEASING ARRANGEMENTS AS LESSOR

     In 1994, the Company sold substantially all of its lease financing business, except for leveraged lease and project finance portfolios (see Note
6). The Company is no longer providing new leasing services and during 1995 portions of the remaining portfolios were sold.

     Finance lease receivables, which are included in Other (current assets) and Other Assets (noncurrent assets) in the Consolidated Balance Sheets, consist of the following at December 31:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
                                                           1995             1994
--------------------------------------------------------------------------------
Leveraged leases                                       $  802.3         $  896.0
Direct finance leases                                      27.3             29.1
                                                       --------         --------
Total                                                  $  829.6         $  925.1
                                                       ========         ========

     The components of the net investment in leveraged leases at December 31 are as follows:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
                                                       1995                 1994
--------------------------------------------------------------------------------
Minimum lease payments
    receivable                                   $    746.2           $   852.3
Estimated residual value                              496.8               548.7
Unearned income                                      (440.7)             (505.0)
                                                 ----------           ---------
Total                                            $    802.3           $   896.0
                                                 ==========           =========

     Minimum lease payments receivable are shown net of principal and interest on the associated nonrecourse debt. Accumulated deferred taxes arising from leveraged leases, which are included in deferred income taxes, amounted to $755.6 million and $779.5 million at December 31, 1995 and 1994, respectively.

     Future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged leases, for the periods shown are as follows at December 31, 1995:


                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
Years                                       Capital Leases      Operating Leases
--------------------------------------------------------------------------------
1996                                             $     4.1             $    34.9
1997                                                   9.9                  32.2
1998                                                  14.5                  26.6
1999                                                  15.8                  17.1
2000                                                  16.7                  11.7
Thereafter                                           723.0                  15.5
                                                 ---------             ---------
Total                                            $   784.0             $   138.0
                                                 =========             =========

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

 (8) LEASING ARRANGEMENTS AS LESSEE

     The Company leases certain facilities and equipment for use in its operations under both capital and operating leases. Plant, property and equipment included capital leases of $172.8 million and $171.6 million, and related accumulated amortization of $87.4 million and $82.8 million at December 31, 1995 and 1994, respectively. In 1995, 1994 and 1993, the Company incurred initial capital lease obligations of $14.0 million, $11.9 million and $13.6 million, respectively.

     Total rent expense amounted to $272.6 million in 1995, $285.5 million in 1994 and $307.8 million in 1993.

     At December 31, 1995, the aggregate minimum rental commitments under noncancelable leases for the periods shown are as follows:

                                                           (Dollars in Millions)
                                           -------------------------------------
Years                                      Capital Leases      Operating Leases
--------------------------------------------------------------------------------
1996                                          $      26.7           $      84.3
1997                                                 23.5                  79.2
1998                                                 23.3                  67.7
1999                                                 19.0                  57.9
2000                                                 29.2                  56.3
Thereafter                                           92.6                 583.5
                                              -----------           -----------
Total                                               214.3           $     928.9
                                                                    ===========

Less imputed interest
    and executory costs                              94.6
Present value of net                          -----------
    minimum lease
    payments                                        119.7
Less current installments                            12.0
                                              -----------
Long-term obligation
    at December 31, 1995                      $     107.7
                                              ===========


     As of December 31, 1995, the total minimum sublease rentals to be received in the future under noncancelable operating subleases was $81.4 million.


--------------------------------------------------------------------------------

 (9) DEBT

     DEBT MATURING WITHIN ONE YEAR

     Debt maturing within one year consists of the following at December 31:

                                                         (Dollars in Millions)
                                                  ----------------------------
                                                        1995              1994
------------------------------------------------------------------------------
Notes payable:
    Bank loans                                    $    200.5        $    666.9
    Commercial paper                                 1,415.8             918.3
Long-term debt maturing
    within one year                                    313.9             502.4
                                                  ----------        ----------
Total                                             $  1,930.2        $  2,087.6
                                                  ==========        ==========
Weighted average interest
    rates for notes payable
    outstanding at year-end                              5.8%              6.0%
                                                  ----------        ----------


     Capital expenditures, primarily construction of telephone plant, are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

     At December 31, 1995, the Company had in excess of $2.2 billion of unused bank lines of credit. The availability of these lines, for which there are no formal compensating balances or commitment fee agreements, is at the discretion of each bank.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 9 continued

     LONG-TERM DEBT

     Long-term debt consists of the following at December 31:

                                                                                                         (Dollars in Millions)
------------------------------------------------------------------------------------------------------------------------------
                                                    Interest Rates            Maturities              1995                1994
----------------------------------------------------------------------------------------------------------          ----------
Telephone subsidiaries' debentures                   3.25% - 7.00%           1996 - 2025        $  2,172.0          $  2,222.0
                                                    7.125% - 7.75%           2002 - 2033           1,955.0             1,955.0
                                                     7.85% - 8.75%           2019 - 2031           1,080.0             1,280.0
                                                    ------------------------------------------------------          ----------
                                                                                                   5,207.0             5,457.0
Notes payable                                       4.46% - 12.42%           1996 - 2005             916.7             1,175.7
Mortgage and installment notes                      9.42% - 11.00%           1996 - 2003              11.9                18.1
Employee Stock Ownership
    Plan loans - senior notes                                8.17%                  2000             497.9               571.3
Capital lease obligations -
    average rate 10.4% and 10.6%                                                                     119.7               120.1
Unamortized discount and premium, net                                                                (32.1)              (34.1)
                                                                                                ----------          ----------
Total long-term debt, including
    current maturities                                                                             6,721.1             7,308.1
Less maturing within one year                                                                        313.9               502.4
                                                                                                ----------          ----------
Total long-term debt                                                                            $  6,407.2          $  6,805.7
                                                                                                ==========          ==========

     Maturities of long-term debt outstanding at December 31, 1995, excluding unamortized discount and premium and capital lease obligations, are: $301.9 million due in 1996, $279.3 million due in 1997, $397.4 million due in 1998, $294.4 million due in 1999, $318.9 million due in 2000, and $5,041.6 million thereafter.

     Telephone subsidiaries' debentures outstanding at December 31, 1995 include $1,572.0 million that are callable. The call prices range from 102.7% to 100.0% of face value, depending upon the remaining term to maturity of the issue. In addition, the telephone subsidiaries' debentures include $640.0 million that will become redeemable for a limited period at the option of the holders. Of this amount, $200.0 million becomes redeemable in 1996; $175.0 million becomes redeemable in 1997, 2000, or 2002; and $265.0 million becomes redeemable in 1999. The redemption prices will be 100.0% of face value plus accrued interest.

     Included in notes payable are medium-term notes issued by Bell Atlantic Financial Services, Inc. (FSI), a wholly owned subsidiary that provides financing for Bell Atlantic and certain of its subsidiaries. FSI debt securities (aggregating $731.3 million at December 31, 1995) have the benefit of a Support Agreement dated October 1, 1992 between Bell Atlantic and FSI, under which Bell Atlantic has committed to make payments of interest, premium, if any, and principal on the FSI debt in the event of FSI's failure to pay. The Support Agreement provides that the holders of FSI debt shall not have recourse to the stock or assets of Bell Atlantic's telephone subsidiaries. However, in addition to dividends paid to Bell Atlantic by any of its consolidated subsidiaries, certain assets of Bell Atlantic that are not subject to such exclusion are available as recourse to holders of FSI debt. The carrying value of the available assets reflected in the consolidated financial statements of Bell Atlantic was approximately $4.6 billion at December 31, 1995.

     See Note 14 for information on the Employee Stock Ownership Plan Loans.

     The Company has recorded extraordinary charges associated with the early extinguishment of debentures. These charges reduced net income by $3.5 million (net of an income tax benefit of $2.5 million) in 1995, $6.7 million (net of an income tax benefit of $3.6 million) in 1994, and $58.4 million (net of an income tax benefit of $36.2 million) in 1993.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(10) PREFERRED STOCK OF SUBSIDIARY

     Bell Atlantic New Zealand Holdings, Inc. (BANZHI), a subsidiary of the Company, issued 850,000 shares of Series A Preferred Stock in 1994 at a price per share of $100 with a dividend rate of $7.08 per share per annum, and 600,000 shares of Series B Preferred Stock in 1995 at a price per share of $100 with a dividend rate of $5.80 per share per annum. The dividend rate on the Series B Preferred Stock may be adjusted if, under certain circumstances, legislation is enacted that reduces the dividends received deduction generally available to corporate shareholders for federal income tax purposes. Both series of preferred stock are subject to mandatory redemption on May 1, 2004 at a redemption price per share of $100, together with any accrued and unpaid dividends. BANZHI and another subsidiary of the Company indirectly own the Company's investment in Telecom Corporation of New Zealand Limited.

--------------------------------------------------------------------------------

(11) FINANCIAL INSTRUMENTS

     DERIVATIVES

     The use of derivatives by the Company is limited to managing risk that could endanger the financing and operating flexibility of the Company, making cash flows more stable over the long run and achieving savings over traditional means of financing. Derivative agreements are tied to a specific liability or asset and hedge the related economic exposures. The use of these hedging agreements has not had a material impact on the Company's financial condition or results of operations. The Company does not hold derivatives for trading purposes.

     INTEREST RATE HEDGE AGREEMENTS

     The notional amounts outstanding, maturity dates, and weighted average receive and pay rates of interest rate hedge agreements are as follows at December 31:

                                                                     (Dollars in Millions)
                                      ----------------------------------------------------
                                                                     Weighted Average Rate
                                       Notional                      ---------------------
Variable to Fixed:                      Amount         Maturities       Receive        Pay
------------------------------------------------------------------------------------------
1995                                  $  200.0        1999 - 2005          5.4%       5.7%
1994                                  $   70.0        1995 - 1999          5.6%       5.4%

     The notional amounts are used to calculate contractual payments to be exchanged and are not actually paid or received, nor are they a measure of the Company's exposure in the event of nonperformance by a counterparty.

     The Company also entered into forward interest rate hedge agreements with notional amounts of $1.9 million and $50.3 million at December 31, 1995 and 1994, respectively, in connection with a specific lease.

     Interest rate hedge agreements have not significantly impacted the Company's relative proportion of variable and fixed interest expense.

     FOREIGN EXCHANGE CONTRACTS

     Foreign exchange contracts have generally been limited to forward contracts for delivery or purchase of certain foreign currencies on a specified future date, usually within ninety days. At December 31, 1995, the Company had contracts for the sale of $.4 million and the purchase of $8.5 million of foreign currencies, compared to contracts for the sale of $27.6 million and the purchase of $5.6 million of foreign currencies at December 31, 1994. No position in any individual foreign currency exceeded $6.8 million and $16.1 million at December 31, 1995 and 1994, respectively. All of these contracts have maturities within ninety days of the respective year end. Market risk related to these contracts arises from fluctuations in the value of the underlying currencies. The Company continually monitors the relationship between gains and losses recognized on forward exchange contracts and on the underlying transactions being hedged to ensure an adequate correlation exists and to mitigate this market risk.

     Foreign exchange gains and losses recognized on these contracts were not material to the Company's results of operations or financial condition and generally offset the foreign exchange gains and losses on the underlying hedged transactions. Deferred gains and losses from hedging identifiable foreign currency commitments were not material.

     At December 31, 1995, Bell Atlantic and its consolidated subsidiaries had no material foreign currency cash flow exposure resulting from monetary assets and liabilities, firm commitments, or highly anticipated cash flow exposures denominated in a currency other than the Company's functional currency.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 11 continued

     The Company has not hedged its accounting translation exposure to foreign currency fluctuations relative to its net equity position in foreign subsidiaries since it does not represent actual cash flow exposure. The Company's net equity position in its principal unconsolidated foreign subsidiaries totaled $1,099.8 million and $1,335.7 million at December 31, 1995 and 1994, respectively. These subsidiaries have operations primarily in New Zealand and Mexico.

     Certain unconsolidated foreign subsidiaries accounted for using the equity method have net liabilities, primarily debt, denominated in a currency other than the investees' functional currency. The Company is subject to fluctuations in its equity income from these subsidiaries related to foreign currency gains and losses on such net liabilities. Foreign currency losses on such net liabilities included in equity income totaled $29.0 million and $21.5 million for the years ended December 31, 1995 and 1994, respectively.

     CONCENTRATIONS OF CREDIT RISK

     Financial instruments that subject the Company to concentrations of credit risk consist primarily of temporary cash investments, trade receivables, certain notes receivable, preferred stock, interest rate hedge agreements and foreign exchange forward contracts.

     The Company places its temporary cash investments with high-credit-quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.

     Concentrations of credit risk with respect to trade receivables other than those from AT&T are limited due to the large number of customers in the Company's customer base. For the years ended December 31, 1995, 1994 and 1993, revenues generated from services provided to AT&T, primarily network access and billing and collection, were $1,316.4 million, $1,352.6 million and $1,368.4 million, respectively. At December 31, 1995 and 1994, Accounts receivable, net, included $125.3 million and $153.0 million, respectively, from AT&T.

     At December 31, 1995 and 1994, the Company had an uncollateralized note receivable from Finova of $213.8 million and $435.0 million, respectively, in connection with the disposition of TriCon (see Note 6).

     The counterparties to the interest rate hedge agreements and forward exchange agreements are all major financial institutions. The Company continually monitors its positions and the credit ratings of its counterparties, and limits the amount of contracts with any one party.

     The Company believes the risk of incurring losses related to credit risk is remote and any losses would not be material to results of operations or financial condition.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments.

     Cash and Cash Equivalents and Forward Exchange Contracts

     The carrying amounts approximate fair value.

     Debt

     Fair value is estimated based on the quoted market prices for the same or similar issues or on the net present value of the expected future cash flows using current interest rates.

     Preferred Stock and Notes Receivable

     Fair value is based on the present value of the expected future cash flows using current interest rates or on quoted market prices for similar instruments, if available.

     Interest Rate Hedge Agreements

     The fair value of interest rate hedge agreements is based on the estimated amount the Company would pay or receive to terminate the agreements, taking into account current interest rates and the creditworthiness of the counterparties.

     The estimated fair values of the Company's financial instruments are as follows at December 31:

                                                                                                         (Dollars in Millions)
------------------------------------------------------------------------------------------------------------------------------
                                                                                          1995                            1994
                                                                      ------------------------        ------------------------
                                                                      Carrying            Fair        Carrying            Fair
                                                                        Amount           Value          Amount           Value
------------------------------------------------------------------------------------------------------------------------------
Debt/*/                                                             $  8,249.8      $  8,604.3      $  8,807.3      $  8,242.4
Preferred stock and notes receivable, net                                315.6           318.4           482.7           478.4
Unrealized (loss) gain on interest rate hedge agreements                     -            (3.8)              -             1.8

* Debt includes Long-term debt and Debt maturing within one year, but excludes capital lease obligations and unamortized discount and premium.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(12) SHAREOWNERS' INVESTMENT

                                                               Common Stock             Common Stock Issuable
                                                                                                                       Contri-
(Dollars in Millions,                           Shares (in                       Shares (in                              buted
Except Per Share Amounts)                       Thousands)           Amount      Thousands)            Amount          Capital
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992                      434,155       $    434.2             186        $       .2       $    5,356.9
Net income
Dividends declared ($2.68 per share)
Common stock issued:
      Employee plans                                  844               .7                                                 47.0
      Shareowner plans                                200               .2                                                 11.6
      Acquisition agreements                           47               .1             (44)              (.1)                .6
      Former Metro Mobile
         CTS, Inc. shareowners                        884               .9                                                  (.9)
Foreign currency translation adjustment,
   net of tax benefit of $6.3
Reduction of ESOP obligations
Tax benefit of dividends paid to ESOPs
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993                      436,130            436.1             142                .1            5,415.2
Loss
Dividends declared ($2.76 per share)
Purchase of common stock
Common stock issued:
      Employee plans                                  230               .2                                                 13.2
      Acquisition agreements                           46               .1             (49)                -
Foreign currency translation adjustment,
   net of tax benefit of $.9
Reduction of ESOP obligations
Tax benefit of dividends paid to ESOPs
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                      436,406            436.4              93                .1            5,428.4
Net income
Dividends declared ($2.80 per share)
Purchase of common stock
Common stock issued:
      Employee plans                                1,258              1.3                                                 76.5
      Shareowner plans                                  8                -                                                  1.5
      Acquisition agreements                           93               .1             (93)              (.1)
Foreign currency translation adjustment,
   net of tax benefit of $1.1
Reduction of ESOP obligations
Tax benefit of dividends paid to ESOPs
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                      437,765       $    437.8               -        $        -       $    5,506.4
====================================================================================================================================


                                                                        Foreign                                          Deferred
                                                                       Currency                   Treasury Stock          Compen-
(Dollars in Millions,                              Reinvested       Translation       Shares (in                          sation-
Except Per Share Amounts)                            Earnings        Adjustment       Thousands)          Amount            ESOPs
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1992                    $    2,853.4      $     (140.1)             186      $      9.1     $      679.2
Net income                                           1,403.4
Dividends declared ($2.68 per share)                (1,166.6)
Common stock issued:
      Employee plans                                    (8.2)                               (66)           (3.3)
      Shareowner plans
      Acquisition agreements                                                                (70)           (3.4)
      Former Metro Mobile
         CTS, Inc. shareowners
Foreign currency translation adjustment,
   net of tax benefit of $6.3                                             56.2
Reduction of ESOP obligations                                                                                              (44.9)
Tax benefit of dividends paid to ESOPs                  11.6
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1993                         3,093.6             (83.9)              50             2.4            634.3
Loss                                                  (754.8)
Dividends declared ($2.76 per share)                (1,203.9)
Purchase of common stock                                                                    209            10.5
Common stock issued:
      Employee plans                                     (.9)                               (13)            (.7)
      Acquisition agreements                                                                (26)           (1.2)
Foreign currency translation adjustment,
   net of tax benefit of $.9                                            (246.9)
Reduction of ESOP obligations                                                                                              (48.1)
Tax benefit of dividends paid to ESOPs                  10.4
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1994                         1,144.4            (330.8)             220            11.0            586.2
Net income                                           1,858.3
Dividends declared ($2.80 per share)                (1,223.4)
Purchase of common stock                                                                    211            11.2
Common stock issued:
      Employee plans                                   (11.8)                               (43)           (2.1)
      Shareowner plans                                                                     (234)          (11.6)
      Acquisition agreements                                                                (91)           (5.4)
Foreign currency translation adjustment,
   net of tax benefit of $1.1                                           (185.1)
Reduction of ESOP obligations                                                                                              (68.1)
Tax benefit of dividends paid to ESOPs                   9.0
------------------------------------------------------------------------------------------------------------------------------------

Balance at December 31, 1995                    $    1,776.5      $     (515.9)              63      $      3.1     $      518.1
====================================================================================================================================



     Bell Atlantic Corporation is authorized to issue up to 12.5 million shares each of Preferred and Preference stock and 1.5 billion shares of common stock.

     A cellular telephone acquisition closed during 1992 required the Company to deliver shares of its common stock in 1993, 1994 and 1995.

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

     On January 23, 1996, the Board of Directors adopted a resolution ordering the redemption of all Rights granted under the Company's Shareholder Rights Plan, approved by the Board in 1989. Shareholders of record as of April 10, 1996 will be entitled to receive the redemption price of $.01 per Right ($.005 per share as a result of a two-for-one stock split declared on March 16, 1990) on May 1, 1996.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(13) STOCK INCENTIVE PLANS

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

     In 1994, the Bell Atlantic "Options Plus" Plan was adopted. Nonqualified stock options may be granted under the plan to approximately 800 managers below the rank of officer, in place of a portion of each such manager's annual cash bonus incentive.

     The Shares Plan provides for the granting of awards to certain key employees, in the form of shares of Bell Atlantic common stock. A key employee may receive the distributions of shares at the end of the applicable performance measurement period or the employee may elect to defer the distribution of the awards for one or more years. Awards are based on the total return of Bell Atlantic stock in comparison to the total return on the stock of a number of other telecommunications companies. Authority to make new grants under the Shares Plan expired in December 1994. Final awards were distributed in January 1996.

     Certain key employees receive awards under the Company's Short Term Incentive Plan ("STIP"). Under the STIP, 80% of the amount of the awards is payable in cash and 20% is deferred for future distribution in the form of Bell Atlantic common stock. Activity associated with the deferred stock portion of the STIP awards is included with the Shares Plan activity in the Performance Share Awards section below.

     Stock options, SARs and performance share awards under plans maintained by Bell Atlantic and its subsidiaries are as follows:

                                                                                       Weighted
                                                                                  Average Price
                                                                                       of Stock        Performance
                                              Stock Options           SARs              Options       Share Awards
-------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 1992                 2,412,202         15,402         $      48.68          1,001,746
Granted                                            930,219              -                53.45             91,258
Exercised/Distributed                             (664,753)             -                47.77           (280,049)
Canceled                                           (95,100)        (2,742)               52.08            (76,576)
                                              ------------         ------                             -----------
Outstanding at December 31, 1993                 2,582,568         12,660                50.50            736,379

Granted                                          5,838,885              -                54.75             61,999
Exercised/Distributed                             (177,796)             -                46.86           (145,804)
Canceled                                          (326,323)             -                54.69            (23,125)
                                              ------------         -------                            -----------
Outstanding at December 31, 1994                 7,917,334         12,660                53.55            629,449

Granted                                          3,798,970              -                51.06             70,588
Exercised/Distributed                           (1,332,155)             -                52.27           (106,879)
Canceled                                          (350,609)        (6,160)               52.53            (21,634)
                                              ------------         ------                             -----------
Outstanding at December 31, 1995                10,033,540          6,500                52.81            571,524
                                              ============         ======                             ===========

     At December 31, 1995, stock options to purchase 6,258,259 shares of common stock were exercisable under the ISO Plan, and 274,920 shares were exercisable under Options Plus. A total of 10,879,082 and 14,003,993 shares of common stock were available for the granting of stock options under the ISO Plan and for distributions of shares under the Shares Plan, as of December 31, 1995 and 1994, respectively. There is no established limit on the number of options granted pursuant to Options Plus. At December 31, 1995, employees had deferred receipt of 309,842 shares which had previously been awarded under the STIP and Shares Plan.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(14) EMPLOYEE BENEFITS

     PENSION PLANS

     Substantially all of the Company's management and associate employees are covered under noncontributory defined benefit pension plans. The pension benefit formula is based on a flat dollar amount per year of service according to job classification under the associate plan. The pension benefit formula for plans covering management employees in 1995 and prior years is based on a stated percentage of adjusted career average earnings. The Company's objective in funding the plans is to accumulate funds at a relatively stable level over participants' working lives so that benefits are fully funded at retirement. Plan assets consist principally of investments in domestic and foreign corporate equity securities, U.S. and foreign government and corporate debt securities, and real estate.

     Effective January 1, 1996, the plan covering management employees was converted to a cash balance plan. Under the cash balance plan, pension benefits are determined by a combination of compensation credits based on age and service and individual account-based interest credits. Each management employee's opening account balance is based on accrued pension benefits as of December 31, 1995, and converted to a lump-sum amount determined under the prior plan's provisions. The lump-sum value is multiplied by a transition factor, based on age and service, to arrive at the opening balance.

     Pension cost is composed of the following:

                                                                                  (Dollars in Millions)
-------------------------------------------------------------------------------------------------------
Years Ended December 31,                                  1995                 1994                1993
-------------------------------------------------------------------------------------------------------
Benefits earned during the year                   $      162.6         $      196.4        $      162.7
Interest on projected benefit obligation                 820.8                821.1               818.9
Actual return on plan assets                          (2,559.9)               (27.6)           (1,731.7)
Deferral of difference between actual
    and assumed returned on plan assets                1,703.0               (817.7)              898.3
Net amortization                                         (64.8)               (24.2)                 .9
                                                  ------------         ------------        ------------
Pension cost                                      $       61.7         $      148.0        $      149.1
                                                  ============         ============        ============

     The reduction in 1995 pension cost is principally due to an increase in the discount rate from 7.25% at December 31, 1993 to 8.25% at December 31, 1994, and plan changes.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 14 continued

     The following table sets forth the pension plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets as of December 31:

                                                                                            (Dollars in Millions)
                                                                                 --------------------------------
                                                                                         1995                1994
-----------------------------------------------------------------------------------------------------------------
Actuarial present value of benefit obligations:
    Benefits based on service to date and present salary levels
      Vested                                                                     $    8,747.2        $    7,387.2
      Nonvested                                                                       1,847.1             1,674.8
                                                                                 ------------        ------------
      Accumulated benefit obligation                                                 10,594.3             9,062.0
    Additional benefits related to estimated future salary levels                       708.9             1,061.6
                                                                                 ------------        ------------
      Projected benefit obligation                                                   11,303.2            10,123.6
                                                                                 ------------        ------------
Fair value of plan assets                                                            13,218.9            11,470.1
                                                                                 ------------        ------------
Plan assets in excess of projected benefit obligation                                (1,915.7)           (1,346.5)
Unrecognized net gain                                                                 2,565.8             1,818.9
Unamortized prior service cost                                                            3.4               109.0
Unamortized net transition asset                                                        173.6               192.1
Additional minimum liability for nonqualified plans                                      27.7                37.0
                                                                                 ------------        ------------
Accrued pension obligation                                                       $      854.8        $      810.5
                                                                                 ============        ============

     The significant assumptions used for the pension measurements were as follows at December 31:

                                                        1995         1994       1993
-------------------------------------------------------------------------------------
Discount rate                                           7.25%        8.25%      7.25%
Rate of future increases in compensation levels         4.75%        5.25%      5.25%
                                                        -----        -----      -----

     The expected long-term rate of return on plan assets was 8.25% for 1995, 1994 and 1993.

     Pension benefits for approximately 70% of employees are subject to collective bargaining. Modifications in pension benefits have been bargained from time to time. Additionally, the Company has amended the benefit formula under pension plans maintained for its management employees. Substantive commitments for future amendments to the Company's pension plans have been reflected in determining the Company's pension cost. The actuarial assumptions used to determine pension cost are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions may impact future pension cost levels and benefit obligations.

     POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Substantially all of the Company's management and associate employees are covered under postretirement health and life insurance benefit plans. The determination of benefit cost for postretirement health benefit plans is based on comprehensive medical and dental benefit plan provisions. The postretirement life insurance benefit formula used in the determination of postretirement benefit cost is primarily based on annual basic pay at retirement. The Company funds the postretirement health and life insurance benefits of current and future retirees. Plan assets consist principally of investments in domestic and foreign corporate equity securities, and U.S. Government and corporate debt securities.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 14 continued

     Postretirement benefit cost is composed of the following:


                                                                             (Dollars in Millions)
--------------------------------------------------------------------------------------------------
Years Ended December 31,                                 1995               1994              1993
--------------------------------------------------------------------------------------------------
Benefits earned during the year                    $     63.8         $     81.6        $     73.3
Interest on accumulated postretirement
    benefit obligation                                  297.6              298.0             302.1
Actual return on plan assets                           (330.7)              12.4            (163.7)
Net amortization and deferral                           237.6              (89.0)            102.7
                                                   ----------         ----------        ----------
Postretirement benefit cost                        $    268.3         $    303.0        $    314.4
                                                   ==========         ==========        ==========

     Postretirement benefit cost decreased in 1995 principally as a result of an increase in the discount rate from 7.25% at December 31, 1993 to 8.25% at December 31, 1994, and the effect of favorable plan experience.

     The following table sets forth the postretirement benefit plans' funded status and the amounts recognized in the Company's Consolidated Balance Sheets as of December 31:


                                                                                      (Dollars in Millions)
-----------------------------------------------------------------------------------------------------------
                                                                                 1995                  1994
-----------------------------------------------------------------------------------------------------------
Accumulated postretirement benefit
    obligation attributable to:
        Retirees                                                         $    2,503.4          $    2,143.6
        Fully eligible plan participants                                        368.9                 313.5
        Other active plan participants                                        1,384.7               1,340.6
                                                                         ------------          ------------
        Total accumulated postretirement benefit obligation                   4,257.0               3,797.7
                                                                         ------------          ------------
Fair value of plan assets                                                     1,632.5               1,279.7
                                                                         ------------          ------------
Accumulated postretirement benefit obligation in
    excess of plan assets                                                     2,624.5               2,518.0
Unrecognized net gain                                                           145.7                 214.7
Unamortized prior service cost                                                  (56.7)                (60.3)
                                                                         ------------          ------------
Accrued postretirement benefit obligation                                $    2,713.5          $    2,672.4
                                                                         ============          ============
Total accumulated postretirement benefit
    obligation by plan:
        Health                                                           $    3,747.2          $    3,367.8
        Life insurance                                                          509.8                 429.9
                                                                         ------------          ------------
                                                                         $    4,257.0          $    3,797.7
                                                                         ============          ============
Fair value of plan assets by plan:
        Health                                                           $      932.1          $      705.6
        Life insurance                                                          700.4                 574.1
                                                                         ------------          ------------
                                                                         $    1,632.5          $    1,279.7
                                                                         ============          ============

     Assumptions used in the actuarial computations for postretirement benefits are as follows at December 31:

                                                            1995            1994            1993
-------------------------------------------------------------------------------------------------
Discount rate                                               7.25%           8.25%           7.25%
Rate of future increases in compensation levels             4.75            5.25            5.25
Medical cost trend rate:
    Year ending                                            11.00           12.00           13.00
    Ultimate (year 2003)                                    5.00            5.00            5.00
Dental cost trend rate                                      4.00            4.00            4.00
                                                          -------         -------         -------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 14 continued

     The expected long-term rate of return on plan assets was 8.25% for 1995, 1994 and 1993.

     A one-percentage-point increase in the assumed health care cost trend rates for each future year would have increased the aggregate of the service and interest cost components of 1995 net periodic postretirement benefit cost by $46.6 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1995 by $453.8 million.

     Postretirement benefits other than pensions for approximately 70% of employees are subject to collective bargaining agreements and have been modified from time to time. The Company also has periodically modified benefits under plans maintained for its management employees. Substantive commitments for future amendments to the Company's postretirement benefit plans have been reflected in determining the Company's postretirement benefit cost. The actuarial assumptions used to determine postretirement benefit cost are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions may impact future postretirement benefit cost levels and benefit obligations.

     POSTEMPLOYMENT BENEFITS

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (Statement No. 112). The cumulative effect at January 1, 1993 of adopting Statement No. 112 reduced net income by $85.0 million, net of a deferred income tax benefit of $50.6 million.

     In the third quarter of 1994, the Company recorded a pretax charge of $161.9 million to recognize benefit costs for the separation of employees who are entitled to benefits under preexisting separation pay plans. The charge, which was actuarially determined, represents benefits earned through July 1, 1994 for employees who are expected to receive separation payments in the future.

     SAVINGS PLANS AND EMPLOYEE STOCK OWNERSHIP PLANS

     The Company has established savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis and encourage employees to acquire and maintain an equity interest in the Company. Under these plans, the Company matches a certain percentage of eligible employee contributions with shares of the Company's common stock. Two leveraged employee stock ownership plans (ESOPs) were established to purchase the Company's common stock and fund the Company's matching contribution. Common stock is allocated from the ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. At December 31, 1995, the number of unallocated and allocated shares of common stock was 8,367,068 and 8,653,180, respectively.

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

     Total ESOP cost and trust activity consist of the following:


                                                                                    (Dollars in Millions)
---------------------------------------------------------------------------------------------------------
Years Ended December 31,                                   1995                 1994                 1993
---------------------------------------------------------------------------------------------------------
Compensation                                         $     68.0           $     48.1           $     45.0
Interest incurred                                          48.6                 48.0                 52.9
Dividends                                                 (26.0)               (29.8)               (33.3)
Other trust earnings and expenses, net                      (.5)                 (.3)                  .1
                                                     ----------           ----------           ----------
Net leveraged ESOP cost                                    90.1                 66.0                 64.7
Additional ESOP cost                                       (3.2)                 7.1                   .9
                                                     ----------           ----------           ----------
Total ESOP cost                                      $     86.9           $     73.1           $     65.6
                                                     ==========           ==========           ==========
Dividends received for debt service                  $     43.8           $     44.1           $     43.4
                                                     ==========           ==========           ==========
Total company contributions to trusts                $     99.1           $     78.4           $     80.3
                                                     ==========           ==========           ==========

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(15) INCOME TAXES

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (Statement No. 109).

     As of January 1, 1993, the Company recorded a tax benefit of $65.2 million, which has been reflected in the Consolidated Statement of Operations as the cumulative effect of a change in accounting principle. This tax benefit is principally attributable to net operating loss (NOL) carryforwards of the Metro Mobile CTS, Inc. (Metro Mobile) subsidiaries that the Company expected to realize based on projections of future taxable income.

     Upon adoption of Statement No. 109, the effects of required adjustments to deferred tax balances of the telephone subsidiaries, which would be recognized in the future for regulatory purposes, were deferred on the balance sheet as regulatory assets and liabilities, in accordance with Statement No. 71. At January 1, 1993, the telephone subsidiaries recorded income tax-related regulatory assets totaling $976.6 million in Other Assets and income tax-related regulatory liabilities totaling $1,043.8 million in Deferred Credits and Other Liabilities-Other. During 1993, these regulatory assets were increased by $23.9 million and regulatory liabilities were reduced by $94.1 million for the effect of the federal income tax rate increase from 34% to 35%, effective January 1, 1993.

     The income tax-related regulatory assets and liabilities were eliminated as a result of the discontinued application of Statement No. 71, effective August 1, 1994 (see Note 4).

     The components of income tax expense from continuing operations are as follows:


                                                                                  (Dollars in Millions)
                                            -----------------------------------------------------------
Years Ended December 31,                           1995                     1994                   1993
-------------------------------------------------------------------------------------------------------
Current:
    Federal                                 $   1,093.0              $   1,010.8            $     814.0
    State and local                               179.4                    194.0                  150.0
                                            -----------              -----------            -----------
    Total                                       1,272.4                  1,204.8                  964.0
                                            -----------              -----------            -----------
Deferred:
    Federal                                       (79.7)                  (278.0)                (107.9)
    State and local                               (15.7)                     7.5                    2.1
                                            -----------              -----------            -----------
    Total                                         (95.4)                  (270.5)                (105.8)
                                            -----------              -----------            -----------
                                                1,177.0                    934.3                  858.2
                                            -----------              -----------            -----------
Investment tax credits                            (29.4)                   (49.4)                 (66.2)
                                            -----------              -----------            -----------
Total income tax expense                    $   1,147.6              $     884.9            $     792.0
                                            ===========              ===========            ===========

     Changes in federal and state income tax rates in 1995, 1994 and 1993 did not have a material impact on income tax expense.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 15 continued

     The provision for income taxes varies from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes. The difference is attributable to the following factors:


Years Ended December 31,                                           1995               1994              1993
-------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                                  35.0%              35.0%             35.0%
Investment tax credits                                              (.6)              (2.2)             (2.6)
State income taxes, net of federal tax benefits                     3.4                5.4               3.9
Benefit of rate differential applied to reversing
    timing differences                                                -               (1.0)             (2.6)
Other, net                                                           .3                1.5               1.1
                                                                   -----              -----             -----
Effective income tax rate                                          38.1%              38.7%             34.8%
                                                                   =====              =====             =====

     Significant components of deferred tax liabilities (assets) are as follows at December 31:


                                                                           (Dollars in Millions)
                                                         ---------------------------------------
                                                                  1995                      1994
------------------------------------------------------------------------------------------------
Deferred tax liabilities:
    Depreciation                                         $     2,019.4             $     2,171.6
    Leasing activities                                           774.1                     869.8
    Other                                                        465.7                     418.9
                                                         -------------             -------------
                                                               3,259.2                   3,460.3
                                                         -------------             -------------
Deferred tax assets:
    Employee benefits                                         (1,593.7)                 (1,553.1)
    Investment tax credits                                       (56.6)                    (69.3)
    Net operating loss carryforwards:
        Federal                                                      -                    (105.8)
        State                                                    (12.0)                    (22.5)
    Advance payments                                             (48.5)                    (51.5)
    Other                                                       (520.1)                   (548.6)
                                                         -------------             -------------
                                                              (2,230.9)                 (2,350.8)
                                                         -------------             -------------
    Valuation allowance                                            9.6                      22.4
                                                         -------------             -------------
Net deferred tax liability                               $     1,037.9             $     1,131.9
                                                         =============             =============

     Deferred tax assets include approximately $1,108 million and $1,083 million at December 31, 1995 and 1994, respectively, related to postretirement benefit costs recognized in accordance with Statement of Financial Accounting Standards No. 106, "Accounting for Postretirement Benefits Other Than Pensions." This deferred tax asset will gradually be realized over the estimated lives of current retirees and employees.

     In 1995, the Company utilized the remaining federal NOL carryforwards of the Metro Mobile subsidiaries as a result of the sale of certain cellular properties (see Note 2). At December 31, 1995, NOL carryforwards for state income tax purposes were $188.5 million (excluding amounts attributable to leveraged leases) and expire from 1996 to 2009.

     Based on projections of future taxable income, the Company expects to realize future tax benefits of state NOL carryforwards in the amount of $7.7 million.

     The valuation allowance required under Statement No. 109 primarily represents tax benefits of certain state NOL carryforwards and other deferred state tax assets, which may expire unutilized. During 1995, the valuation allowance decreased $12.8 million as a result of the disposition of certain nonregulated subsidiaries and the write-off of state NOLs that will expire prior to utilization.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(16) ADDITIONAL FINANCIAL INFORMATION


                                                                      (Dollars in Millions)
-------------------------------------------------------------------------------------------
December 31,                                                      1995                 1994
-------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS:
Accounts payable and accrued liabilities:
   Accounts payable                                        $   1,668.9          $   1,595.2
   Accrued expenses                                              513.1                625.0
   Accrued vacation pay                                          242.4                251.5
   Accrued taxes                                                 195.9                137.2
   Interest payable                                              103.2                128.5
                                                           -----------          -----------
                                                           $   2,723.5          $   2,737.4
                                                           ===========          ===========
Other current liabilities:
   Advance billings and customer deposits                  $     412.9          $     450.7
   Dividend payable                                              306.4                301.0
                                                           -----------          -----------
                                                           $     719.3          $     751.7
                                                           ===========          ===========


                                                                                                      (Dollars in Millions)
---------------------------------------------------------------------------------------------------------------------------
Years Ended December 31,                                                    1995                  1994                 1993
---------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS:
Cash paid during the year for:
   Interest, net of amounts capitalized                             $      564.1          $      569.1         $      680.5
   Income taxes, net of amounts refunded                                 1,182.1               1,283.7                844.8
Noncash investing and financing activities:
   Conversion of accounts receivable
      to note receivable                                                     3.4                     -                    -
   Note receivable on sale of business                                         -                 435.0                    -
   Note receivable on sale of asset                                            -                  39.0                    -
   Acquisition of plant under capital leases                                14.0                  11.9                 13.6
   Common stock issued for incentive plans                                   4.0                   5.3                 24.0
   Common stock issued for acquisitions                                      5.5                   1.5                  4.2
   Contribution of net assets to joint ventures:
      Bell Atlantic NYNEX Mobile                                         1,178.1                     -                    -
      Other                                                                 16.4                   1.6                   .2

CONSOLIDATED STATEMENTS OF OPERATIONS:
Interest expense incurred, net of amounts capitalized                      571.1                 624.6                719.6
Capitalized interest                                                        64.4                  19.1                  3.8
                                                                    ------------          ------------         ------------

     Interest expense incurred includes $10.1 million in 1995, $42.5 million in 1994 and $107.5 million in 1993 related to the Company's lease financing business. Such interest expense is classified as other operating expenses.

     Income taxes, as well as payroll, gross receipts, property, capital stock and other taxes, totaled $2,026.8 million for 1995.

     Included in operating expenses are amounts billed by Bell Communications Research, Inc. (Bellcore). Such expenses for 1995, 1994 and 1993 were $103.7 million, $99.8 million and $143.2 million, respectively, for various network planning, engineering, and software development projects. Bellcore expenses in 1994 include reimbursements of approximately $50 million from other Bellcore owners in connection with their decision to participate in the Advanced Intelligent Network project. This project previously had been supported entirely by the Company.

     Total advertising expense amounted to $122.0 million in 1995, $122.6 million in 1994 and $169.0 million in 1993.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

(17) QUARTERLY FINANCIAL INFORMATION (UNAUDITED)


                                                                               (Dollars in Millions, Except Per Share Amounts)
                        ------------------------------------------------------------------------------------------------------
                                                                                            Income Before
                              Operating           Operating           Income Before   Extraordinary Items
Quarter Ended                  Revenues              Income     Extraordinary Items      Per Common Share    Net Income (Loss)
------------------------------------------------------------------------------------------------------------------------------
1995:
   March 31             $      3,449.7      $        831.5         $        414.5         $          .95       $        414.5
   June 30                     3,564.5               843.0                  447.1                   1.02                447.1
   September 30/*/             3,261.1               719.4                  604.8                   1.38                604.8
   December 31                 3,154.2               692.3                  395.4                    .90                391.9
                        --------------      --------------         --------------         --------------       --------------

1994:
   March 31             $      3,419.6      $        748.8         $        395.9         $          .91       $        389.2
   June 30                     3,430.0               797.5                  415.4                    .95                415.4
   September 30/**/            3,455.3               591.0                  275.7                    .63             (1,874.3)
   December 31                 3,486.5               667.3                  314.9                    .72                314.9
                        --------------      --------------         --------------         --------------       --------------

 * Net income for the third quarter of 1995 includes a gain of approximately $200 million related to the sale of certain cellular properties in connection with the formation of the Bell Atlantic NYNEX Mobile partnership (see
   Note 2).

** The loss for the third quarter of 1994 includes an extraordinary charge of $2,150.0 million, net of an income tax benefit of $1,498.4 million, related to the discontinuation of regulatory accounting principles by the Company's telephone subsidiaries (see Note 4).