Form 10-K, Exhibit 13
period 1996-12-31
BELL ATLANTIC CORP
filed 1997-03-25
CIK 732712

                                                                      EXHIBIT 13
--------------------------------------------------------------------------------
Selected Financial and Operating Data
--------------------------------------------------------------------------------

                                                                         (Dollars in Millions, Except Per Share Amounts)
                                                   ---------------------------------------------------------------------
                                                   1996 (a)        1995 (c)       1994 (d)       1993 (e)        1992
                                                   ---------------------------------------------------------------------
RESULTS OF OPERATIONS
Operating revenues                                 $13,081.4      $13,429.5      $13,791.4      $13,145.6      $12,836.0
Operating income                                     2,936.6        3,086.2        2,804.6        2,797.6        2,506.2
Income before extraordinary items
   and cumulative effect of changes
   in accounting principles                          1,739.4        1,861.8        1,401.9        1,481.6        1,382.2
Net income (loss)                                    1,881.5        1,858.3         (754.8)       1,403.4        1,340.6
Income before extraordinary items
   and cumulative effect of changes
   in accounting principles per common share            3.96           4.25           3.21           3.39           3.23
Net income (loss) per common share                      4.28           4.24          (1.73)          3.22           3.13
Cash dividends declared per common share                2.88 (b)       2.80           2.76           2.68           2.60

FINANCIAL POSITION
Total assets                                       $24,856.2      $24,156.8      $24,271.8      $29,544.2      $28,099.5
Long-term debt                                       5,960.2        6,407.2        6,805.7        7,206.2        7,348.2
Employee benefit obligations                         3,887.4        3,841.3        3,773.8        3,396.0        3,058.7
Preferred stock of subsidiary                          145.0          145.0           85.0              -              -
Shareowners' investment                              7,422.8        6,683.6        6,081.3        8,224.4        7,816.3
Additions to plant, property and equipment           2,573.4        2,641.8        2,699.0        2,519.0        2,546.8

OTHER INFORMATION
Book value per common share                        $   16.96      $   15.27      $   13.94      $   18.85      $   18.00
Return on average common equity                         25.7%          28.6%          (9.8)%         17.3%          17.4%
Debt ratio                                              52.2%          55.5%          59.4%          54.6%          56.3%
Network access lines (in thousands)                   20,566         19,820         19,168         18,645         18,181
Number of employees                                   62,600         61,800         72,300         73,600         71,400

(a) 1996 data include the adoption of a change in accounting for directory publishing.

(b) Cash dividends declared in 1996 include a payment of $.005 per common share for redemption of all rights granted under our Shareholder Rights Plan.

(c) On July 1, 1995, we contributed our domestic cellular and paging businesses to a partnership, and account for our share of the partnership's results under the equity method.

(d) 1994 data include an extraordinary charge for the discontinuation of regulatory accounting principles.

(e) 1993 data include the adoption of changes in accounting for income taxes and postemployment benefits.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
of Results of Operations and Financial Condition
(Tables shown in Dollars in Millions)
--------------------------------------------------------------------------------

OVERVIEW

        1996 marked a year in which we achieved very solid financial results while continuing to position our company for entry into new markets and strengthen our competitiveness in existing markets. Our results were driven by strong market demand and solid operating performance in our network and wireless businesses. We reported net income of $1,881.5 million or $4.28 per share in 1996, compared to net income of $1,858.3 million or $4.24 per share in 1995, and a loss of $754.8 million or $1.73 per share in 1994.

        Our reported results in all three years were affected by special items. After adjusting for such items, net income was $1,872.5 million or $4.26 per share in 1996, $1,701.9 million or $3.88 per share in 1995, and $1,527.2 million or $3.49 per share in 1994. The most significant of these items are discussed below.

        In the fourth quarter of 1996, we changed our method of accounting for directory publishing revenues and expenses, effective January 1, 1996. We adopted the point-of-publication method, meaning that we now recognize directory revenues and expenses upon publication rather than over the lives of the directories. This change required us to restate our results of operations for the first three quarters of 1996 (see Note 16 to the consolidated financial statements on page 43). We recorded an after-tax increase in income of $142.1 million, or $.32 per share, in the first quarter of 1996, representing the cumulative effect of this accounting change. This accounting change did not have a material impact on operating income in 1996.

        In addition to this accounting change, we incurred after-tax charges in 1996 of approximately $135 million, or $.31 per share, for reserves associated with regulatory and other issues, actuarially determined costs of a benefit plan amendment, and costs associated with certain asset and investment dispositions.

        In 1995, we formed a wireless partnership with NYNEX Corporation, creating Bell Atlantic NYNEX Mobile (BANM). Our results for 1995 included a pretax gain of approximately $314 million ($200 million after-tax or $.46 per share) as a result of the sale of certain cellular properties in connection with the formation of BANM. We also recognized approximately $48 million ($40 million after-tax or $.09 per share) in 1995 for non-recurring charges associated with certain business development ventures and contracts.

        In 1994, we recorded a pretax charge of $161.9 million ($99.5 million after-tax or $.23 per share) under the provisions of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," to recognize costs for the separation of employees who are entitled to benefits under preexisting separation pay plans. Results for 1994 also included a non-cash, extraordinary charge of $2,150.0 million, or $4.92 per share, in connection with our decision to discontinue the use of regulatory accounting principles under SFAS 71, "Accounting for the Effects of Certain Types of Regulation" (see Note 3 to the consolidated financial statements on page 28).

        During 1995 and 1994, we sold several nonstrategic businesses, including our domestic computer maintenance business, Bell Atlantic Business Systems Services, Inc., in October 1995. Total operating revenues and expenses related to this business were $402 million and $392 million in 1995 and $472 million and $450 million in 1994. In 1994, we sold substantially all of our lease financing businesses, a liquefied petroleum gas distribution business, and a foreign cellular operation.

        Results for 1995 and 1994 also included extraordinary charges of $3.5 million and $6.7 million for the early extinguishment of debt.

PROPOSED MERGER OF BELL ATLANTIC AND NYNEX

        In 1996, we announced a definitive agreement to merge with NYNEX Corporation. The merger is expected to close in April 1997.

        This Management's Discussion and Analysis is based on our own historical financial results and includes certain forward-looking statements. You should be aware that our discussion does not, in general, reflect the impact that the proposed merger will have on future financial performance of the post-merger company. Information about the proposed merger is provided in the "Other Matters-Proposed Bell Atlantic - NYNEX Merger" section on page 20, and in
Note 17 to the consolidated financial statements on pages 44 and 45.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

FORMATION OF THE BELL ATLANTIC NYNEX MOBILE PARTNERSHIP

        On July 1, 1995, we and NYNEX contributed substantially all of the investments in our domestic cellular and paging operations to a partnership and formed BANM. Because of the joint control provisions in the partnership agreement, we account for our investment using the equity method. Under the equity method of accounting, our proportionate share of the partnership's pretax income is reported in our consolidated statements of operations as a component of Income from Unconsolidated Businesses.

        For all periods before July 1, 1995, our statements of operations reflect the results of our domestic cellular and paging businesses on a consolidated basis. We have provided the revenues and expenses of these businesses for periods before the formation of the partnership in Note 4 to the consolidated financial statements on page 29.

        We believe that your review of this Management's Discussion and Analysis will be simplified by a comparison of financial results that shows the net revenues and expenses of our domestic cellular and paging operations both before and after July 1, 1995 classified as a component of Income from Unconsolidated Businesses. This presentation is shown below.

CONSOLIDATED STATEMENTS OF OPERATIONS
with domestic cellular and paging results of operations before July 1, 1995 presented as though accounted for under the equity method.



For the Years Ended December 31,                     1996        1995        1994
------------------------------------------------------------------------------------
OPERATING REVENUES

Transport services
        Local service                             $  4,670.7  $  4,423.6  $  4,333.2
        Network access                               3,456.8     3,394.7     3,237.6
        Toll service                                 1,388.8     1,435.1     1,555.5
Ancillary services
        Directory publishing                         1,222.5     1,107.7     1,084.2
        Other                                          601.2       557.4       481.0
Value-added services                                 1,599.5     1,393.2     1,284.4
Other services                                         141.9       515.9       800.6
                                                  ----------  ----------  ----------
                                                    13,081.4    12,827.6    12,776.5
                                                  ----------  ----------  ----------

OPERATING EXPENSES

Employee costs                                       3,921.6     3,932.8     4,174.7
Depreciation and amortization                        2,594.6     2,548.5     2,516.1
Other                                                3,628.6     3,358.0     3,396.8
                                                  ----------  ----------  ----------
                                                    10,144.8     9,839.3    10,087.6
                                                  ----------  ----------  ----------
Operating income                                     2,936.6     2,988.3     2,688.9

Income from unconsolidated businesses                  327.9       236.4       128.9
Other income and expense, net                          (36.0)      331.8        36.3
Interest expense                                       477.9       547.1       567.3
                                                  ----------  ----------  ----------
Income before provision for income taxes,
         extraordinary items, and cumulative
         effect of change in accounting principle    2,750.6     3,009.4     2,286.8
Provision for income taxes                           1,011.2     1,147.6       884.9
                                                  ----------  ----------  ----------
                                                     1,739.4     1,861.8     1,401.9
Extraordinary items, net of tax                            -        (3.5)   (2,156.7)
Cumulative effect of change in accounting
         principle, net of tax                         142.1           -           -
                                                  ----------  ----------  ----------

Net income (loss)                                 $  1,881.5  $  1,858.3  $   (754.8)
                                                  ==========  ==========  ==========

For the years ended December 31, 1995 and 1994, previously eliminated intercompany transactions aggregating $28.0 million and $48.4 million are added back to both operating revenues and operating expenses.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

OPERATING REVENUES
--------------------------------------------------------------------------------
                            LOCAL SERVICE REVENUES
--------------------------------------------------------------------------------

                        Increase
--------------------------------------------------------------------------------
        1996-1995       $247.1      5.6%
--------------------------------------------------------------------------------
        1995-1994        $90.4      2.1%
--------------------------------------------------------------------------------

        Local service revenues are earned by our operating telephone subsidiaries from the provision of local exchange, local private line and public telephone (pay phone) services.

        Higher usage of our network facilities was the primary reason for the increases in local service revenues in 1996 and 1995. This growth was generated by an increase in access lines in service of 3.8% in 1996 and 3.4% in 1995, and higher message volumes. In 1996, business and residence access lines increased 5.6% and 2.8%, compared to growth rates of 5.5% and 2.4% in 1995. Stronger access line growth in 1996 reflects higher demand for Centrex services and an increase in second residential lines. Higher private line service revenues also contributed to the revenue growth in 1996.

        For a discussion of the Telecommunications Act of 1996, which will open the local exchange market to competition, see "Factors That May Impact Future Results" beginning on page 18.

--------------------------------------------------------------------------------
                            NETWORK ACCESS REVENUES
--------------------------------------------------------------------------------

                         Increase
--------------------------------------------------------------------------------
        1996-1995        $62.1      1.8%
--------------------------------------------------------------------------------
        1995-1994       $157.1      4.9%
--------------------------------------------------------------------------------

        Network access revenues are earned from long distance carriers for their use of our local exchange facilities in providing long distance services to their customers, and from end-user subscribers. Switched access revenues are derived from usage-based charges paid by long distance carriers for access to our network. Special access revenues arise from access charges paid by long distance carriers and end-users who have private networks. End-user access revenues are earned from local exchange carrier customers who pay for access to our network.

        Network access revenues increased in 1996 and 1995 because of higher customer demand as reflected by growth in access minutes of use of 9.7% in 1996 and 7.9% in 1995. Volume growth in 1996 was boosted by the expansion of the business market, particularly for high capacity services.

        Revenue growth from volume increases in both years was partially offset by the effect of price reductions implemented during 1995 in connection with the Federal Communications Commission's (FCC) Interim Price Cap Plan. Revenues in 1996 were also reduced by special charges for reserves associated with regulatory issues.

        The FCC regulates the rates that we can charge long distance carriers and end-user subscribers for interstate access services. We are required to file new access rates with the FCC each year, under the rules of its Interim Price Cap Plan. Beginning on August 1, 1995, we implemented price decreases totaling approximately $305 million on an annual basis. These price decreases included the scheduled expiration of a temporary rate increase of approximately $98 million on an annualized basis that was in effect from March 17, 1995 through July 31, 1995 to recover prior years "exogenous" postemployment benefit costs. On July 20, 1996, we implemented price increases, which will be in effect for the period July 1996 through June 1997. The rates included in our 1996 filing resulted in price increases totaling approximately $21 million on an annual basis.

        We expect that network access revenue growth in 1997, relative to 1996 revenues, will be positively affected by continued volume growth and by price increases effective on July 20, 1996. For a discussion of proposed FCC rulemakings concerning access charges, see "Factors That May Impact Future Results" beginning on page 18.








--------------------------------------------------------------------------------
                             TOLL SERVICE REVENUES
--------------------------------------------------------------------------------

                        (Decrease)
--------------------------------------------------------------------------------
        1996-1995       $ (46.3)   (3.2)%
--------------------------------------------------------------------------------
        1995-1994       $(120.4)   (7.7)%
--------------------------------------------------------------------------------

        Toll service revenues are earned primarily from calls made outside a customer's local calling area, but within the same service area of our operating telephone subsidiaries, referred to as Local Access and Transport Areas ("LATAs"). Other toll services that we provide include 800 services, Wide Area Telephone Service (WATS), and corridor services (between LATAs in Northern New Jersey and New York City and between LATAs in Southern New Jersey and Philadelphia).

        Toll message volumes grew 2.3% in 1996. The decline in toll service revenues in 1996 was mainly due to price reductions and discount offerings that we initiated on certain toll services in response to competition. In addition, we extended local calling areas in Virginia which had the effect of reducing toll service revenues.

        The reduction in toll service revenues in 1995 was caused by a decline in toll message volumes of 2.4%, company-initiated price reductions, and extended local calling areas. The decrease in toll messages was due primarily to increased competition throughout the region for intraLATA toll, WATS, and private line services. Price reductions were implemented on certain toll services as part of our competitive response.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

        We believe that competition for toll services will continue to impact future revenue growth. You should read "Factors That May Impact Future Results - Competition - IntraLATA Toll Services" on page 19 for a further discussion of toll service revenue issues.

--------------------------------------------------------------------------------
                             DIRECTORY PUBLISHING
                                   REVENUES
--------------------------------------------------------------------------------

                                 Increase
--------------------------------------------------------------------------------
        1996-1995       $114.8     10.4%
--------------------------------------------------------------------------------
        1995-1994        $23.5      2.2%
--------------------------------------------------------------------------------

        We earn directory publishing revenues primarily from local advertising and marketing services provided to businesses in our White and Yellow Pages directories, which are published throughout the region in which our telephone subsidiaries operate. We also provide database services and directory marketing services outside of our region.

        As previously described in the "Overview" section, we changed our method of accounting for directory publishing revenues and expenses in 1996. The effect of this change caused an increase in revenues of $67.0 million in 1996. Excluding the effect of this accounting change, 1996 directory publishing revenues grew 4.3% over 1995. Revenue growth in both 1996 and 1995 was principally due to higher rates charged for directory services.

--------------------------------------------------------------------------------
                           OTHER ANCILLARY SERVICES
                                   REVENUES
--------------------------------------------------------------------------------

                                 Increase
--------------------------------------------------------------------------------
        1996-1995        $43.8      7.9%
--------------------------------------------------------------------------------
        1995-1994        $76.4     15.9%
--------------------------------------------------------------------------------

        Our company provides other ancillary services which include systems integration services, billing and collection services provided to long distance carriers, customer premises equipment distribution, facilities rental services, and video and information services.

        In 1996 and 1995, ancillary services revenue growth was boosted by new contracts with business customers for systems integration services. Revenue growth in 1996 was lower than 1995 due to the completion of certain phases of systems integration contracts with the federal government. We experienced reductions in billing and collections revenues in both years due to the elimination of these services from a contract with a long distance carrier.

--------------------------------------------------------------------------------
                             VALUE-ADDED SERVICES
                                   REVENUES
--------------------------------------------------------------------------------

                                 Increase
--------------------------------------------------------------------------------
        1996-1995       $206.3     14.8%
--------------------------------------------------------------------------------
        1995-1994       $108.8      8.5%
--------------------------------------------------------------------------------

        Value-added services represent a family of services which expand the utilization of the network. These services include products such as voice messaging services, Caller ID, Call Waiting, and Return Call, as well as more mature products such as Touch-Tone and other customer premises wiring and maintenance services.

        Improved revenue growth from our value-added services is principally the result of increased marketing and promotional efforts which have stimulated customer demand and usage. Demand for these services also has been fueled by the introduction of new and enhanced optional features.











--------------------------------------------------------------------------------
                            OTHER SERVICES REVENUES
--------------------------------------------------------------------------------

                                 (Decrease)
--------------------------------------------------------------------------------
        1996-1995       $(374.0)  (72.5)%
--------------------------------------------------------------------------------
        1995-1994       $(284.7)  (35.6)%
--------------------------------------------------------------------------------

        Other services include revenues from our telecommunications consulting, real estate, computer maintenance, and lease financing businesses.

        The decline in other services revenues in 1996 and 1995 was caused principally by the sale of our domestic computer maintenance subsidiary in October 1995. Revenues in 1995 were also impacted by the disposition of our lease financing and other nonstrategic businesses in 1994.

OPERATING EXPENSES
--------------------------------------------------------------------------------
                                EMPLOYEE COSTS
--------------------------------------------------------------------------------

                                 (Decrease)
--------------------------------------------------------------------------------
        1996-1995       $(11.2)     (.3)%
--------------------------------------------------------------------------------
        1995-1994       $(241.9)   (5.8)%
--------------------------------------------------------------------------------

        Employee costs consist of salaries, wages and other employee compensation, employee benefits and payroll taxes.

        Our network operations subsidiaries, which include our operating telephone subsidiaries and a subsidiary that provides centralized services and support, incurred higher employee costs of $93.4 million or 2.6% in 1996 and lower employee costs of $201.5 million or 5.4% in 1995, compared with the corresponding prior years.

        In 1996, higher network-related employee costs were mainly attributable to annual salary and wage increases, as well as increased overtime pay for repair and maintenance activity, principally as a result of higher business volumes. We also recognized additional benefit costs associated with an amendment to a separation pay plan. All of these expense increases were offset, in part, by the effect of lower network employee levels and by the effect of certain contract labor and separation pay costs recorded in 1995.

        The decrease in 1995 network-related employee costs was primarily due to the effect of a one-time charge in 1994 to recognize benefit costs, under the provisions of SFAS 112, for the separation of employees who were entitled to benefits

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

under preexisting separation pay plans. Decreased overtime pay, lower network employee levels and a reduction in pension costs further reduced employee costs in 1995. These cost reductions were partially offset by annual salary and wage increases and the recognition of certain contract labor and separation pay costs associated with a five-year contract with the International Brotherhood of Electrical Workers (IBEW) and the contract settlement with the Communications Workers of America (CWA).

        In May 1995, our operating telephone subsidiaries executed a five-year contract with the IBEW. The IBEW contract provides for a 17.4% wage increase over the contract period, a ratification bonus, improved pensions and benefits, and certain employment security provisions. We reached a final settlement with the CWA on a three-year labor agreement in January 1996. The agreement includes a 10.6% wage increase over the three-year contract period, a ratification bonus, improved pensions and benefits, and certain employment security provisions.

        In 1995, we announced that the pension plan covering most of our management employees would be converted to a cash balance plan, effective December 31, 1995. This change did not have a material impact on pension benefit costs in 1996 or 1995.

        Employee costs at our nonregulated subsidiaries decreased $104.6 million or 26.9% in 1996 and $40.4 million or 9.4% in 1995. Employee costs were lower in 1996 and 1995 principally due to a reduction in work force levels resulting from the sale of our domestic computer maintenance subsidiary in October 1995. Expenses in 1995 were also impacted by the sale of our lease financing businesses in 1994. Expense reductions in 1996 were partially offset by higher employee costs related to entering the Internet and out-of-region long distance businesses.

--------------------------------------------------------------------------------
                         DEPRECIATION AND AMORTIZATION
--------------------------------------------------------------------------------

                                 Increase
--------------------------------------------------------------------------------
        1996-1995        $46.1      1.8%
--------------------------------------------------------------------------------
        1995-1994        $32.4      1.3%
--------------------------------------------------------------------------------

        Depreciation and amortization expense at our network operations subsidiaries increased $72.9 million or 2.9% in 1996 and $87.7 million or 3.7% in 1995 over the corresponding prior years. These increases were principally caused by growth in depreciable telephone plant and changes in the mix of plant assets.

        We use the composite group remaining life method to depreciate our telephone plant assets. Under this method, we periodically revise depreciation rates based on a number of factors. The composite depreciation rates for our network operations subsidiaries were 7.8% in 1996, 7.9% in 1995, and 7.8% in 1994. Changes in depreciation rates did not have a significant impact on depreciation and amortization expense in 1996 or 1995.

        Depreciation and amortization expense at our nonregulated subsidiaries decreased $26.8 million or 37.1% in 1996 and $55.3 million or 43.4% in 1995 over the corresponding prior years. The decreases were mainly due to a reduction in depreciable assets resulting from the sales of subsidiaries in 1995 and 1994, as described earlier.

--------------------------------------------------------------------------------
                           OTHER OPERATING EXPENSES
--------------------------------------------------------------------------------

                        Increase/(Decrease)
--------------------------------------------------------------------------------
        1996-1995       $270.6      8.1%
--------------------------------------------------------------------------------
        1995-1994       $(38.8)    (1.1)%
--------------------------------------------------------------------------------

        Other operating expenses consist of contract services, rent, network software costs, the provision for uncollectible accounts receivable, and other costs.

        The rise in other operating expenses in 1996 was largely due to additional costs of approximately $200 million which were incurred at the network operations subsidiaries to upgrade network software, enhance billing and operating systems, market and advertise services, and comply with certain aspects of the Telecommunications Act of 1996 to permit our eventual entry into the in-region long distance business. We also incurred expenses in 1996 of approximately $75 million associated with entering new businesses, primarily Internet and out-of-region long distance services.

        The change in accounting for directory publishing expenses in 1996 caused an increase in other operating expenses of $63.2 million. Other operating expenses also included special charges associated with certain asset and investment dispositions and higher costs at our nonregulated businesses, principally due to increased volumes of business. Expense increases in 1996 were offset, in part, by the effect of the sale of our domestic computer maintenance business in late 1995.

        The decline in other operating expenses in 1995 was mostly due to the disposition of subsidiaries in 1995 and 1994. This decrease was partially offset by higher costs at our network operations subsidiaries to enhance systems, consolidate work activities, and market value-added services. We also recognized special charges in 1995 associated with certain business development ventures and contracts.

        In 1997, we expect to continue to incur costs associated with our entry into Internet and out-of-region long distance businesses and compliance with the Telecommunications Act of 1996 at about the same level as in 1996. We also anticipate that, if we are permitted entry into the in-region long distance business during 1997, we will incur additional operating expenses associated with entering this business.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                          INCOME FROM UNCONSOLIDATED
                                  BUSINESSES
--------------------------------------------------------------------------------

                                 Increase
--------------------------------------------------------------------------------
        1996-1995        $91.5     38.7%
--------------------------------------------------------------------------------
        1995-1994       $107.5     83.4%
--------------------------------------------------------------------------------

        Income from unconsolidated businesses includes equity income and losses and goodwill amortization related to these investments. For comparative purposes, the domestic cellular and paging businesses for periods before July 1, 1995 are presented as though accounted for under the equity method.

        Equity income from our BANM investment was $360.4 million in 1996, $267.1 million in 1995, and $122.0 million in 1994. The year-over-year increases were driven by improved operating margins and by strong revenue growth resulting from expansion of our cellular subscriber base. BANM's subscriber base grew by more than 31% in 1996 and 43% in 1995, through the addition of more than one million customers each year.

        Equity income from our investment in Telecom Corporation of New Zealand Limited (Telecom), the principal provider of telecommunications services in that country, increased in both 1996 and 1995 as a result of improved operating results.

        Results for 1996 were negatively impacted by higher equity losses associated with our investments in several new ventures, including a personal communications services (PCS) joint venture, PrimeCo Personal Communications, L.P. (PrimeCo), and an international wireless joint venture, Omnitel Pronto Italia S.p.A. (Omnitel). In November 1996, PrimeCo launched commercial service in 16 major cities throughout the country. In December 1996, we increased our ownership interest in Omnitel from 11.67% to 17.45%.

        We recognized equity losses from our investment in Grupo Iusacell, S.A. de C.V. (Iusacell), a Mexican wireless company, of $24.3 million in 1996, $87.8 million in 1995, and $65.4 million in 1994. Lower equity losses in 1996 reflect net foreign exchange gains and a reduction in the amortization of goodwill. Equity losses in 1995 and 1994 were impacted by an increase in our economic interest in Iusacell from 23.2% to 41.9% in August 1994, and the effect of the continued devaluation of the Mexican peso on Iusacell's net liabilities, primarily debt, denominated in U.S. dollars. As of October 1, 1996, for accounting purposes, we consider Iusacell to operate in a highly inflationary economy. As a result, future income from Iusacell will not be impacted as significantly by changes in the peso exchange rate. You should also read the "Other Matters - Iusacell Restructuring" section on page 19 for additional information about our Iusacell investment.

        We expect that our earnings in 1997, as compared to 1996, will be diluted by increased losses associated with our PCS business, the effects of our increased ownership of Omnitel, and new business development initiatives in long distance and fixed wireless at Iusacell.

--------------------------------------------------------------------------------
                         OTHER INCOME AND EXPENSE, NET
--------------------------------------------------------------------------------

                           Increase (Decrease)
--------------------------------------------------------------------------------
        1996-1995                 $(367.8)
--------------------------------------------------------------------------------
        1995-1994                  $295.5
--------------------------------------------------------------------------------

        Other income and expense, net, consists primarily of interest and dividend income, and gains and losses from the disposition of subsidiaries and non-operating assets and investments.

        The changes in other income and expense in both years were almost entirely attributable to a pretax gain of approximately $314 million recorded in 1995 on the sale of certain cellular properties in connection with the formation of BANM. Other items individually were not material in 1996, 1995 or 1994.

--------------------------------------------------------------------------------
                               INTEREST EXPENSE
--------------------------------------------------------------------------------

                                 (Decrease)
--------------------------------------------------------------------------------
        1996-1995       $(69.2)   (12.6)%
--------------------------------------------------------------------------------
        1995-1994       $(20.2)    (3.6)%
--------------------------------------------------------------------------------

        We were able to reduce interest expense in 1996 and 1995 as a result of lower rates of interest and reductions in borrowing levels. See Note 8 to the consolidated financial statements on pages 32 and 33 for additional information about our debt. We do not expect the downward trend in interest expense to continue in 1997.

--------------------------------------------------------------------------------
                          EFFECTIVE INCOME TAX RATES
--------------------------------------------------------------------------------

        For the Years Ended December 31,
--------------------------------------------------------------------------------
        1996                       36.8%
--------------------------------------------------------------------------------
        1995                       38.1%
--------------------------------------------------------------------------------
        1994                       38.7%
--------------------------------------------------------------------------------

        The effective income tax rate is the provision for income taxes as a percentage of income before taxes, extraordinary items and cumulative effect of accounting changes. The lower effective income tax rates in both 1996 and 1995 are mainly due to changes in certain foreign investee results for which there were no corresponding tax benefits or expense. The 1996 rate reflects prior period adjustments, including research and development credits. The 1995 rate was also impacted by a reduction in the Pennsylvania state income tax rate.

        A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is provided in Note 14 to the consolidated financial statements on page 41.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

FINANCIAL CONDITION

          For the Years Ended December 31,       1996        1995        1994
--------------------------------------------------------------------------------
        Cash Flows From (Used In):
          Operating activities                $ 4,415.5   $ 3,981.0   $ 3,777.0
          Investing activities                 (3,144.0)   (2,090.8)   (1,694.2)
          Financing activities                 (1,475.8)   (1,676.3)   (2,086.0)
--------------------------------------------------------------------------------

        We use the net cash generated from our operations and from external financing to fund capital expenditures for network expansion and modernization, pay dividends, and invest in new businesses. While current liabilities exceeded current assets at both December 31, 1996 and 1995, our sources of funds, primarily from operations and to the extent necessary from readily available external financing arrangements, are sufficient to meet ongoing operating requirements. We expect that presently foreseeable capital requirements will continue to be financed primarily through internally generated funds. Additional long-term debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

        We limit our use of derivatives to managing risk that could jeopardize our financing and operating flexibility, making cash flows more stable over the long run and achieving savings over other means of financing. Derivative agreements are tied to specific liabilities or assets and hedge the related economic exposures. The use of these hedging agreements has not had a material impact on our financial condition or results of operations. We do not hold derivatives for trading purposes.

        The notional amounts of our derivative contracts are used to calculate contractual payments to be exchanged and are not a measure of our credit risk or our future cash requirements. Credit risk related to derivatives is limited to nonperformance by counterparties to our contracts. We manage that credit risk by limiting our exposure to any one financial institution and by monitoring our counterparties' credit ratings. We believe the risk of loss due to nonperformance by counterparties is remote and that any losses would not be material to our financial condition or results of operations.

        CASH FLOWS FROM OPERATING ACTIVITIES

        Our primary source of funds continued to be cash generated from operations. Cash flows from operations in 1996 were higher because of improved accounts receivable collections and timing differences in the payment of accrued taxes and other liabilities. Cash flows from operations improved in 1995 mainly as a result of growth in operating income.

        CASH FLOWS USED IN INVESTING ACTIVITIES

        Capital expenditures continued to be our primary use of capital resources. We invested approximately $2.5 billion in 1996, $2.4 billion in 1995, and $2.2 billion in 1994 to support our network businesses in order to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, and increase the operating efficiency and productivity of the network.

        We continue to make substantial investments in our unconsolidated businesses. During 1996, we invested $496.5 million in unconsolidated businesses, including additional investments of $317.0 million in Omnitel, primarily to increase our ownership interest, and $128.0 million in PrimeCo, primarily to fund the build-out of a PCS network. Our investments in unconsolidated businesses during 1995 consisted principally of $292.0 million in PrimeCo to fund the initial purchase of PCS licenses. In 1994, we made an investment of $524.0 million to purchase additional shares of Iusacell stock.

        Our short-term investments consist of cash equivalents held in trusts for the payment of certain employee benefits. During 1996 and 1995, we invested $401.7 million and $135.0 million in short-term investments. At December 31, 1996, our short-term investments were $271.7 million. We held no short-term investments at December 31, 1995.

        During 1996 and 1995, we received cash payments of $188.3 million and $338.7 million on notes receivable. These payments included $136.3 million in 1996 and $221.2 million in 1995 related to a note received in connection with the 1994 sale of one of our lease financing subsidiaries. We also received cash proceeds of $87.0 million in 1995 on a note that was established in connection with the formation of BANM.

        In 1995, we received cash proceeds of approximately $362 million from the sale of certain cellular properties and approximately $250 million in connection with the sale of our domestic computer maintenance business and our interests in certain European computer maintenance operations.

        In 1994, we received cash proceeds of $1,323.8 million from the sale of one of our lease financing subsidiaries. We also received cash totaling $190.4 million from the sale of other investments.

        In November 1996, Telecom announced plans to repurchase a portion of its stock beginning in 1997. We anticipate selling a portion of our stock investments in Telecom, to the extent necessary to keep our percentage ownership interest in Telecom from exceeding the maximum permitted level of 24.95%. This transaction is expected to result in cash proceeds of approximately $155 million to $165 million.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------


        CASH FLOWS USED IN FINANCING ACTIVITIES

        As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements, and the expectations of our shareowners. In the definitive merger agreement with NYNEX, we agreed, pending closing of the merger, that our quarterly dividend payments will not exceed $.72 per share through the February 1, 1997 payment date or $.74 per share beginning with the May 1, 1997 payment date. Our dividend following the completion of the merger is expected to be, initially, $3.08 per share on an annualized basis.

        We reduced our long-term debt (including capital lease obligations) and short-term debt by $239.9 million in 1996, $555.9 million in 1995, and $990.2 million in 1994. Approximately $200 million and $250 million of debt was refinanced in 1995 and 1994. Our debt ratio was 52.2% as of December 31, 1996, compared to 55.5% as of December 31, 1995 and 59.4% as of December 31, 1994.

        As of December 31, 1996, we had unused bank lines of credit in excess of $2.1 billion. Our subsidiaries have shelf registrations for the issuance of up to $1.9 billion of unsecured debt securities. We also had $61.8 million in borrowings outstanding under bank lines of credit at December 31, 1996. The debt securities of our subsidiaries continue to be accorded high ratings by primary rating agencies.

        In the fourth quarter of 1995, our subsidiary Bell Atlantic New Zealand Holdings, Inc. (BANZHI) issued 600,000 shares of Series B Preferred Stock at a share price of $100 with an annual dividend rate of $5.80 per share. In 1994, BANZHI issued 850,000 shares of Series A Preferred Stock at a share price of $100 with an annual dividend rate of $7.08 per share. These transactions resulted in net cash inflows of $59.5 million in 1995 and $85.0 million in 1994.

FACTORS THAT MAY IMPACT FUTURE RESULTS

        The telecommunications industry is undergoing substantial changes as a result of the Telecommunications Act of 1996 (the Act), other public policy changes and technological advances. These changes are likely to bring increased competitive pressures in our current businesses, but will also open new markets to us.

        The Act became law on February 8, 1996 and replaced the Modification of Final Judgment (MFJ). In general, the Act includes provisions that open local exchange markets to competition and permit Bell Operating Companies, such as our company, to provide interLATA (long distance) services and to engage in manufacturing. However, our ability to engage in businesses previously prohibited by the MFJ is largely dependent on satisfying certain conditions contained in the Act. Among the requirements with which we must comply is a 14-point "competitive checklist" which includes steps we must take which will help competitors offer local service, either through resale, through the purchase of unbundled network elements, or through their own networks. We must also demonstrate to the FCC that our entry into the long distance market would be in the public interest.

        We are unable to predict definitively the impact that the Act will have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, and the timing, extent and success of our pursuit of new business opportunities resulting from the Act. These factors will in turn depend, in part, on the final outcome of several FCC rulemakings and the outcome of state interconnection proceedings (see also "Recent Developments" below).

        We anticipate that these industry changes, together with the rapid growth, enormous size and global scope of these markets, will attract new entrants and encourage existing competitors to broaden their offerings. Current and potential competitors in telecommunication services include long distance companies, other local telephone companies, cable companies, wireless service providers, and other companies that offer network services. Some of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. You should read the "Competition" section on page 19 for additional information.

        RECENT DEVELOPMENTS

        On August 1, 1996, the FCC adopted an order establishing rules for implementation of the interconnection requirements set forth in the Act. The FCC's order establishes rules to govern interconnection agreements that are reached through state arbitrations, when negotiations fail.

        Bell Atlantic and other telecommunication companies appealed the interconnection order to the U.S. Court of Appeals. This case is currently pending. The Court has stayed the effectiveness of the uniform national pricing rules adopted by the FCC, and the FCC rule that permitted competitors to "pick and choose" isolated terms out of negotiated interconnection agreements. Private negotiations and state arbitrations are continuing while the stay is in effect, pending the Court's final decision. As of February 1997 we have entered into over 30 interconnection agreements, with a number of different companies, in each of our local exchange jurisdictions.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

        The FCC has also initiated proceedings to address universal service obligations and access charges, and will adopt regulations regarding these issues in subsequent orders.

        Although we are unable to predict the final outcome, either of these proceedings could have a material effect on future operating revenues.

    COMPETITION

        INTRALATA TOLL SERVICES

        IntraLATA toll services are calls that originate and terminate within the same LATA, but cover a greater distance than a local call. These services are generally regulated by state regulatory commissions rather than federal authorities. All of our state regulatory commissions (except in the District of Columbia, where intraLATA toll service is not provided) permit other carriers to offer intraLATA toll services within the state.

        Currently, intraLATA toll calls in these states are completed by our operating telephone companies unless the customer dials a code to access a competing carrier. This dialing method would be changed by "presubscription," which would enable customers to make these toll calls using another carrier without having to dial an access code.

        The Act addressed the issue of presubscription by prohibiting a state from requiring presubscription or "dialing parity" until the earlier of such time as the Bell Operating Company is authorized to provide long distance services within the state or three years from the effective date of the Act. This prohibition does not apply to a final order requiring presubscription that was issued on or prior to December 19, 1995 or to states consisting of a single LATA.

        In several states, the regulatory commissions have adopted orders requiring our operating telephone companies to provide intraLATA presubscription in 1997. The Pennsylvania regulatory commission ordered presubscription by July 31, 1997, but has stated that a reasonable effort should be made to coordinate implementation of presubscription with our entry into the long distance market in Pennsylvania. The state regulatory commission in West Virginia ordered presubscription by August 15, 1997. The Delaware Public Service Commission adopted an order that requires implementation of presubscription by July 31, 1997, although we believe this order is inconsistent with the Act. In New Jersey, the Board of Public Utilities (BPU) has adopted a rule requiring implementation of presubscription by May 5, 1997. We have filed in federal court a challenge to the BPU's rule on the grounds that it is inconsistent with the Act. We expect to offer intraLATA presubscription in our other state jurisdictions coincident with our offering of long distance services in those states, as required by the Act. Implementation of presubscription for intraLATA toll services could have a material negative effect on toll service revenues, especially if we are not permitted to offer long distance services at the same time.

        LOCAL EXCHANGE SERVICES

        Local exchange services have historically been subject to regulation by state regulatory commissions. Applications from competitors to provide and resell local exchange services have been approved in the District of Columbia, Delaware, Maryland, New Jersey, Pennsylvania and Virginia. In September 1996, legislation in the District of Columbia was signed into law that is expected to increase competition in the local exchange market.

        The Act is expected to significantly increase the level of competition in all of our local exchange markets.

OTHER MATTERS

        IUSACELL RESTRUCTURING

        In February 1997, we consummated a restructuring of our Iusacell investment to permit us to assume control of the Board of Directors and management of Iusacell. Under the terms of the restructuring, we exchanged certain Series B and D shares of Iusacell stock for Series A shares, which enables us to elect a majority of the Board of Directors. We also paid a premium of $50.0 million to the current majority owner. The exchange of shares does not affect our economic ownership percentage of Iusacell. We also converted approximately $33 million of subordinated debt into equity, and we may be required to provide Iusacell up to $150 million in financing. The current majority owner has also been given put options to sell one third of its interest each year for three years at specified prices. The maximum exposure of the put options could be material if one or more of the puts is exercised at a time when the market price is substantially below the put price.

        As a result of the restructuring, we will change the accounting for our Iusacell investment from the equity method to full consolidation.

        DISPOSITION OF BELLCORE INVESTMENT

        We own a one-seventh interest in Bell Communications Research, Inc. (Bellcore). In November 1996, Bell Atlantic and other Bellcore owners entered into an agreement to sell our jointly owned investment in Bellcore. We expect to record a small gain as a result of this sale, which is anticipated to close in 1997.

--------------------------------------------------------------------------------
Management's Discussion and Analysis continued
--------------------------------------------------------------------------------

PROPOSED BELL ATLANTIC-NYNEX MERGER

        Bell Atlantic and NYNEX announced a proposed merger of equals under a definitive merger agreement entered into on April 21, 1996 and amended on July 2, 1996. Under the terms of the amended agreement, NYNEX will become a subsidiary of Bell Atlantic. NYNEX stockholders will receive 0.768 of a share of Bell Atlantic common stock for each share of NYNEX common stock that they own. Bell Atlantic stockholders will continue to own their existing shares after the merger.

        We expect that the merger will qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined. In November 1996, stockholders of both companies approved the merger. The completion of the merger is subject to a number of other conditions, including certain regulatory approvals.

        As a result of the merger, the post-merger company will incur special transition and integration costs of approximately $500 million in the first year following the completion of the merger and an additional $200 million to $400 million over the two succeeding years, in connection with completing the transaction and integrating the operations of Bell Atlantic and NYNEX. The transition costs consist principally of professional and registration fees, systems modification costs, costs associated with the elimination and consolidation of duplicate facilities, and employee severance and relocation costs.

        It is expected that the post-merger company will recognize recurring expense savings of approximately $600 million annually by the third year following completion of the merger as a result of consolidating operating systems and other administrative functions and reducing management positions. Approximately $300 million in savings are expected to be achieved in the first year following completion of the merger, with an additional $150 million in each of the two succeeding years. Incremental savings in annual capital expenditures for the company should grow to approximately $250 million to $300 million, including efficiencies relating to purchasing, marketing trials and equipment testing.

        We have established a target range for long-term earnings per share growth, following completion of the merger and excluding the transition and integration costs described above, of 10-12%.

        Future operating revenues, expenses and net income of the post-merger company may not follow the same historical trends, or reflect the same dependence on economic and competitive factors, as presented above in our discussion of our own historical results of operations and financial condition. You should also refer to Note 17 of our consolidated financial statements on pages 44 and 45 for pro forma information on the post-merger company.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        Information contained above with respect to the expected financial impact of the proposed merger, and other statements in this Management's Discussion and Analysis, regarding expected future events and financial results is forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

        The following important factors could affect the future results of our company and could cause those results to differ materially from those expressed in the forward-looking statements: (i) materially adverse changes in economic conditions in the markets served by the company; (ii) a significant delay in the expected closing of the merger; (iii) the final outcome of FCC rulemakings with respect to interconnection agreements, access charge reform and universal service; (iv) the timing of presubscription for toll services; (v) future state regulatory actions and economic conditions in the company's operating areas;
(vi) the extent, timing and success of competition from others in the local telephone and toll service markets; and (vii) the timing of entry and profitability of the company in the long distance market.

--------------------------------------------------------------------------------
Report of Management
--------------------------------------------------------------------------------

        We, the management of Bell Atlantic Corporation, are responsible for the consolidated financial statements and the information and representations contained in this report. We believe the financial statements have been prepared in conformity with generally accepted accounting principles and the information in this report is consistent with those statements.

        To meet our responsibility for the preparation of reliable financial statements, we maintain a strong internal control structure. It includes the appropriate control environment, accounting systems, and control procedures. The internal control structure is designed to provide reasonable assurance that assets are safeguarded from unauthorized use, that transactions are properly recorded and executed under our authorizations, and that the financial records permit the preparation of reliable financial statements. There are, however, inherent limitations that should be recognized in considering the assurances provided by the internal control structure. The concept of reasonable assurance recognizes that the costs of the internal control structure should not exceed the benefits to be derived. The internal control structure is reviewed and evaluated on a regular basis. Compliance is monitored by our internal auditors through an annual plan of internal audits.

        The Board of Directors has the responsibility to review the financial statements. This is done by its Audit Committee, which is composed of five outside directors. The Audit Committee meets periodically with management and the Board of Directors. It also meets with representatives of the internal auditors and independent accountants and reviews the work of each to ensure that their respective responsibilities are being carried out and to discuss related matters. Both the internal auditors and independent accountants have direct access to the Audit Committee.

/s/ Raymond W. Smith

Raymond W. Smith
Chairman of the Board
and Chief Executive Officer

/s/ William O. Albertini

William O. Albertini
Executive Vice President
and Chief Financial Officer

--------------------------------------------------------------------------------
Report of Independent Accountants
--------------------------------------------------------------------------------

        TO THE BOARD OF DIRECTORS AND SHAREOWNERS OF
        BELL ATLANTIC CORPORATION:

        We have audited the accompanying consolidated balance sheets of Bell Atlantic Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareowners' investment, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Bell Atlantic Corporation and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

        As discussed in Notes 1 and 2 to the consolidated financial statements, the Company changed its method of accounting for directory publishing revenues and expenses in 1996. Also, as discussed in Notes 1 and 3 to the consolidated financial statements, the Company discontinued accounting for the operations of its telephone subsidiaries in accordance with Statement of Financial Accounting Standards No. 71, "Accounting for the Effects of Certain Types of Regulation," effective August 1, 1994.


/s/ Coopers & Lybrand L.L.P.

2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 5, 1997

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Operations
--------------------------------------------------------------------------------

                                                                                    (Dollars in Millions, Except Per Share Amounts)
                                                                                    ----------------------------------------------
For the Years Ended December 31,                                                     1996                 1995                1994
----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES                                                          $    13,081.4       $     13,429.5      $     13,791.4

OPERATING EXPENSES
Employee costs, including benefits and taxes                                      3,921.6              4,022.0             4,333.1
Depreciation and amortization                                                     2,594.6              2,627.1             2,652.1
Other                                                                             3,628.6              3,694.2             4,001.6
                                                                            -------------       --------------      --------------
                                                                                 10,144.8             10,343.3            10,986.8
                                                                            -------------       --------------      --------------
OPERATING INCOME                                                                  2,936.6              3,086.2             2,804.6
Income from unconsolidated businesses                                               327.9                152.5                41.1
Other income and expense, net                                                       (36.0)               331.7                23.2
Interest expense                                                                    477.9                561.0               582.1
                                                                            -------------       --------------      --------------
Income before provision for income taxes,
   extraordinary items, and cumulative effect
   of change in accounting principle                                              2,750.6              3,009.4             2,286.8
Provision for income taxes                                                        1,011.2              1,147.6               884.9
                                                                            -------------       --------------      --------------
Income before extraordinary items and
   cumulative effect of change in accounting principle                            1,739.4              1,861.8             1,401.9
Extraordinary items
   Discontinuation of regulatory accounting
      principles, net of tax                                                            -                    -            (2,150.0)
   Early extinguishment of debt, net of tax                                             -                 (3.5)               (6.7)
                                                                            -------------       --------------      --------------
                                                                                        -                 (3.5)           (2,156.7)
                                                                            -------------       --------------      --------------
Cumulative effect of change in accounting principle
   Directory publishing, net of tax                                                 142.1                    -                   -
                                                                            -------------       --------------      --------------

NET INCOME (LOSS)                                                           $     1,881.5       $      1,858.3      $       (754.8)
                                                                            =============       ==============      ==============

Per Common Share:
Income before extraordinary items and
   cumulative effect of change in accounting principle                      $        3.96       $         4.25       $        3.21
Extraordinary items                                                                     -                 (.01)              (4.94)
Cumulative effect of change in accounting principle                                   .32                    -                   -
                                                                            -------------       --------------      --------------
NET INCOME (LOSS)                                                           $        4.28       $         4.24      $        (1.73)
                                                                            =============       ==============      ==============
Weighted average number of common shares
   and equivalent shares outstanding (in millions)                                  439.6                438.3               437.2
                                                                            =============       ==============      ==============

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------

                                                                                    (Dollars in Millions, Except Per Share Amounts)
                                                                                    -----------------------------------------------
At December 31,                                                                                      1996                     1995
------------------------------------------------------------------------------------------------------------------------------------

ASSETS
Current assets
   Cash and cash equivalents                                                                   $       152.5         $        356.8
   Short-term investments                                                                              271.7                      -
   Accounts receivable, net of allowances of $248.3 and $189.8                                       2,846.8                2,386.0
   Inventories                                                                                         148.7                  132.8
   Prepaid expenses                                                                                    402.0                  611.7
   Other                                                                                               126.3                  385.4
                                                                                               -------------         --------------
                                                                                                     3,948.0                3,872.7
                                                                                               -------------         --------------
Plant, property and equipment                                                                       34,758.4               33,553.8
   Less accumulated depreciation                                                                    18,842.7               17,632.5
                                                                                               -------------         --------------
                                                                                                    15,915.7               15,921.3
                                                                                               -------------         --------------
Investments in unconsolidated businesses                                                             3,766.8                3,007.7
Other assets                                                                                         1,225.7                1,355.1
                                                                                               -------------         --------------
Total assets                                                                                   $    24,856.2         $     24,156.8
                                                                                               =============         ==============

LIABILITIES AND SHAREOWNERS' INVESTMENT
Current liabilities
   Debt maturing within one year                                                               $     2,137.3         $      1,930.2
   Accounts payable and accrued liabilities                                                          2,902.7                2,723.5
   Other                                                                                               662.8                  719.3
                                                                                               -------------         --------------
                                                                                                     5,702.8                5,373.0
                                                                                               -------------         --------------
Long-term debt                                                                                       5,960.2                6,407.2
                                                                                               -------------         --------------
Employee benefit obligations                                                                         3,887.4                3,841.3
                                                                                               -------------         --------------
Deferred credits and other liabilities
   Deferred income taxes                                                                             1,229.9                1,213.9
   Unamortized investment tax credits                                                                  123.0                  147.3
   Other                                                                                               385.1                  345.5
                                                                                               -------------         --------------
                                                                                                     1,738.0                1,706.7
                                                                                               -------------         --------------
Preferred stock of subsidiary                                                                          145.0                  145.0
                                                                                               -------------         --------------
Commitments (Notes 6 and 7)
Shareowners' investment
   Preferred and preference stock ($1 par value; none issued)                                              -                      -
   Common stock ($1 par value; 437,816,267 shares and
      437,765,346 shares issued)                                                                       437.8                  437.8
   Contributed capital                                                                               5,510.9                5,506.4
   Reinvested earnings                                                                               2,381.9                1,776.5
   Foreign currency translation adjustment                                                            (458.5)                (515.9)
                                                                                               -------------         --------------
                                                                                                     7,872.1                7,204.8
   Less common stock in treasury, at cost                                                                3.6                    3.1
   Less deferred compensation-employee stock ownership plans                                           445.7                  518.1
                                                                                               -------------         --------------
                                                                                                     7,422.8                6,683.6
                                                                                               -------------         --------------
Total liabilities and shareowners' investment                                                  $    24,856.2         $     24,156.8
                                                                                               =============         ==============

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Changes in Shareowners' Investment
--------------------------------------------------------------------------------

                                                                                           ( Dollars in Millions,
                                                                              Except Per Share Amounts, and Shares in Thousands)
                                                 -------------------------------------------------------------------------------
For the Years Ended December 31,                        1996                         1995                        1994
                                                 -------------------------------------------------------------------------------
                                                 Shares         Amount        Shares        Amount       Shares         Amount
--------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK
Balance at beginning of year                    437,765     $    437.8       436,406     $   436.4      436,130     $    436.1
Shares issued:
   Employee plans                                    27              -         1,258           1.3          230             .2
   Shareowner plans                                  24              -             8             -            -              -
   Acquisition agreements                             -              -            93            .1           46             .1
                                             ----------    -----------     ---------   -----------    ---------   ------------
Balance at end of year                          437,816          437.8       437,765         437.8      436,406          436.4
                                             ----------    -----------     ---------   -----------    ---------    ------------
COMMON STOCK ISSUABLE
Balance at beginning of year                          -             -             93            .1          142              .1
Shares issued:
   Acquisition agreements                             -             -            (93)          (.1)         (49)              -
                                             ----------   -----------      ---------   -----------    ---------    ------------
Balance at end of year                                -             -              -             -           93              .1
                                             ----------   -----------      ---------   -----------    ---------    ------------

CONTRIBUTED CAPITAL
Balance at beginning of year                                  5,506.4                      5,428.4                      5,415.2
Shares issued:
   Employee plans                                                 2.5                         76.5                         13.2
   Shareowner plans                                               1.6                          1.5                            -
Other                                                              .4                            -                            -
                                                          -----------                  -----------                 ------------
Balance at end of year                                        5,510.9                      5,506.4                      5,428.4
                                                          -----------                  -----------                 ------------

REINVESTED EARNINGS
Balance at beginning of year                                  1,776.5                      1,144.4                      3,093.6
Net income (loss)                                             1,881.5                      1,858.3                       (754.8)
Dividends declared and redemption of stock
   rights ($2.88, $2.80, and $2.76 per share)                (1,260.8)                    (1,223.4)                    (1,203.9)
Shares issued:
   Employee plans                                               (19.4)                       (11.8)                         (.9)
Tax benefit of dividends paid to ESOPs                            7.9                          9.0                         10.4
Other                                                            (3.8)                           -                            -
                                                          -----------                  -----------                 ------------
Balance at end of year                                        2,381.9                      1,776.5                      1,144.4
                                                          -----------                  -----------                 ------------

FOREIGN CURRENCY TRANSLATION ADJUSTMENT
Balance at beginning of year                                   (515.9)                      (330.8)                       (83.9)
Translation adjustments (net of tax benefit
   of $4.7, $1.1, and $.9)                                       57.4                       (185.1)                      (246.9)
                                                          -----------                  -----------                 ------------
Balance at end of year                                         (458.5)                      (515.9)                      (330.8)
                                                          -----------                  -----------                 ------------

TREASURY STOCK
Balance at beginning of year                         63           3.1            220          11.0           50             2.4
Shares purchased                                  1,490         100.6            211          11.2          209            10.5
Shares distributed:
   Employee plans                                (1,498)       (100.0)           (43)         (2.1)         (13)            (.7)
   Shareowner plans                                  (1)          (.1)          (234)        (11.6)           -               -
   Acquisition agreements                             -             -            (91)         (5.4)         (26)           (1.2)
                                             ----------   -----------      ---------   -----------    ---------    ------------
Balance at end of year                               54           3.6             63           3.1          220            11.0
                                             ----------   -----------      ---------   -----------    ---------    ------------

DEFERRED COMPENSATION-ESOPs
Balance at beginning of year                                    518.1                        586.2                        634.3
Amortization                                                    (72.4)                       (68.1)                       (48.1)
                                                          -----------                  -----------                 ------------
Balance at end of year                                          445.7                        518.1                        586.2
                                                          -----------                  -----------                 ------------
Total shareowners' investment                             $   7,422.8                  $   6,683.6                  $   6,081.3
                                                          ===========                  ===========                 ============

See Notes to Consolidated Financial Statements.

Bell Atlantic Corporation and Subsidiaries
--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

                                                                                                (Dollars in Millions)
                                                                                -------------------------------------
For the Years Ended December 31,                                                   1996           1995           1994
------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                               $  1,881.5    $  1,858.3     $   (754.8)
Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
      Depreciation and amortization                                                2,594.6       2,627.1        2,652.1
      Extraordinary items, net of tax                                                    -           3.5        2,156.7
      Cumulative effect of change in accounting principle, net of tax               (142.1)            -              -
      Gain on sale of cellular properties, net of tax                                    -        (200.1)             -
      Income from unconsolidated businesses                                         (327.9)       (152.5)         (41.1)
      Dividends received fromunconsolidated businesses                               125.5         146.0          101.0
      Other items, net                                                                62.1          62.3          (58.7)
      Changes in certain assets and liabilities, net of effects from acquisition/disposition of businesses:
            Accounts receivable                                                      (69.9)       (310.2)        (192.6)
            Inventories                                                              (15.9)        (47.6)         (80.8)
            Other assets                                                               (.6)        (18.7)        (226.6)
            Accounts payable and accrued liabilities                                 127.0          67.1           50.4
            Deferred income taxes, net                                                77.1         (95.4)        (270.5)
            Unamortized investment tax credits                                       (24.3)        (29.4)         (49.4)
            Employee benefit obligations                                              52.1          84.8          382.8
            Other liabilities                                                         76.3         (14.2)         108.5
                                                                                ----------    ----------     ----------
Net cash provided by operating activities                                          4,415.5       3,981.0        3,777.0
                                                                                ----------    ----------     ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of short-term investments                                                 (401.7)       (135.0)         (10.0)
Proceeds from sale of short-term investments                                         130.0         135.0           18.5
Additions to plant, property and equipment                                        (2,553.4)     (2,627.2)      (2,648.3)
Proceeds from sale of plant, property and equipment                                   13.2           3.5          102.1
Investment in finance lease and notes receivable                                         -             -         (741.6)
Proceeds from finance lease and notes receivable                                         -          93.1          721.8
Proceeds from notes receivable                                                       188.3         338.7              -
Acquisition of businesses, less cash acquired                                        (10.0)       (41.4)          (37.5)
Proceeds from Telecom Corporation of New Zealand Limited
   capital reduction plan                                                                -            -            67.4
Investments in unconsolidated businesses, net                                       (496.5)       (442.4)        (583.7)
Proceeds from disposition of businesses                                                4.2         611.2        1,446.8
Other, net                                                                           (18.1)        (26.3)         (29.7)
                                                                                ----------    ----------     ----------
Net cash used in investing activities                                             (3,144.0)     (2,090.8)      (1,694.2)
                                                                                ----------    ----------     ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings                                                               -           106.6          249.6
Principal repayments of borrowings and capital lease obligations                    (228.2)       (439.3)        (621.1)
Early extinguishment of debt                                                           -          (200.0)        (350.0)
Net change in short-term borrowings with
   original maturities of three months or less                                         5.8         (48.1)        (287.6)
Dividends paid and redemption of stock rights                                     (1,252.0)     (1,218.0)      (1,195.1)
Proceeds from sale of common stock                                                    74.7          76.9            6.9
Purchase of common stock for treasury                                               (100.6)        (11.2)          (8.7)
Net change in outstanding checks drawn
   on controlled disbursement accounts                                                24.5          (2.7)          35.0
Proceeds from sale of preferred stock by subsidiary                                    -            59.5           85.0
                                                                                ----------    ----------     ----------
Net cash used in financing activities                                             (1,475.8)     (1,676.3)      (2,086.0)
                                                                                ----------    ----------     ----------
Increase (decrease) in cash and cash equivalents                                    (204.3)        213.9           (3.2)
Cash and cash equivalents, beginning of year                                         356.8         142.9          146.1
                                                                                ----------    ----------     ----------
Cash and cash equivalents, end of year                                          $    152.5    $    356.8     $    142.9
                                                                                ==========    ==========     ==========

See Notes to Consolidated Financial Statements.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------

        DESCRIPTION OF BUSINESS

        Bell Atlantic Corporation is a diversified telecommunications company. For ease of reference, Bell Atlantic Corporation will be referred to as "we" or "Bell Atlantic" in this Annual Report. We operate predominantly in a single industry segment -- communications and related services. Our telephone subsidiaries provide local telephone services to customers in the mid-Atlantic region of the United States (Pennsylvania, New Jersey, Delaware, Virginia, Maryland, West Virginia and the District of Columbia). These services include the provision of voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines, and public telephones. We also provide systems integration, customer premises equipment distribution and directory publishing services. During 1996, we began marketing long distance services in selected areas outside our geographic region. We also own an interest in a telecommunications company in New Zealand.

        Our wireless business includes domestic and international investments. Through several joint ventures, we provide cellular and personal communications services throughout most of the United States. We also have invested in wireless businesses in Mexico, Italy, Slovakia and the Czech Republic.

        The telecommunications industry is undergoing substantial changes as a result of the Telecommunications Act of 1996, other public policy changes and technological advances. These changes are likely to bring increased competitive pressures, but will also open new markets to us, such as long distance services in our geographic region, upon completion of certain requirements of the Telecommunications Act.

        CONSOLIDATION AND BASIS OF PRESENTATION

        The consolidated financial statements include our majority-owned subsidiaries (see Notes 4 and 6). Investments in businesses in which we do not have control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. All significant intercompany accounts and transactions have been eliminated.

        USE OF ESTIMATES

        We prepare our financial statements under generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts or certain disclosures. Actual results could differ from those estimates.

        RECLASSIFICATIONS

        We reclassified certain amounts from previous years to conform with the 1996 presentation.

        REVENUE RECOGNITION

        Our telephone subsidiaries recognize revenues when services are rendered based on usage of our local exchange network and facilities. Our other subsidiaries recognize revenues when products are delivered or services are rendered to customers. Revenues recognized from leasing transactions are recorded under Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases."

        MAINTENANCE AND REPAIRS

        We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, to operating expense.

        EARNINGS PER COMMON SHARE

        We calculate earnings per share by dividing net income by the weighted average number of shares and equivalent shares outstanding during the year.

        CASH AND CASH EQUIVALENTS

        We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents, except cash equivalents held as short-term investments. Cash equivalents are stated at cost, which approximates market value.

        SHORT-TERM INVESTMENTS

        Our short-term investments consist of cash equivalents held in trust to pay for certain employee benefits. Short-term investments are stated at cost, which approximates market value.

        INVENTORIES

        We include in inventory new and reusable materials of the telephone subsidiaries which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost (determined principally on either an average or first-in, first-out basis) or market.

        PLANT AND DEPRECIATION

        We state plant, property and equipment at cost. Our telephone subsidiaries' depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 1 continued


        Effective August 1, 1994, our telephone subsidiaries discontinued accounting for their operations under SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (see Note 3). For financial reporting purposes, we no longer use asset lives set by regulators. As a result, we began using shorter estimated asset lives for certain categories of plant and equipment. The asset lives used by our telephone subsidiaries before and after the discontinuation of SFAS No. 71 are presented in the following table:

Average Lives (in years)               Before                   After
--------------------------------------------------------------------------------
Buildings                             18 - 60                      30
Central office equipment               6 - 13                  5 - 12
Cable, wiring and conduit             20 - 60                 15 - 50
Other equipment                        6 - 38                  6 - 35

        When we replace or retire depreciable telephone plant, the carrying amount of such plant is deducted from the respective accounts and charged to accumulated depreciation. Gains or losses on disposition are amortized with the remaining net investment in telephone plant.

        Plant, property and equipment of our other subsidiaries is depreciated on a straight-line basis over the following estimated useful lives: buildings, 20-40 years; and other equipment, 2-10 years.

        When the depreciable assets of our other subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

        CAPITALIZATION OF INTEREST COSTS

        We capitalize interest on funds borrowed to finance the acquisition or construction of plant assets. Capitalized interest is reported as a cost of plant and a reduction in interest cost. Before we discontinued SFAS No. 71, our telephone subsidiaries recorded an allowance for funds used during construction, which included both interest and equity return components, as a cost of plant and as an item of other income.

        GOODWILL

        Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. We amortize goodwill on a straight-line basis over periods not exceeding 40 years. We assess the impairment of goodwill related to our consolidated subsidiaries under SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Goodwill related to our unconsolidated businesses accounted for under the equity method is reviewed whenever events or changes in circumstances indicate that the carrying value may not be recoverable and a determination of impairment (if any) is made based on estimates of future cash flows.

        FOREIGN CURRENCY TRANSLATION

        The functional currency for nearly all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We present these translation adjustments as a separate component of shareowners' investment. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in shareowners' investment. Other exchange gains and losses are reported in income.

        When a foreign entity operates in a highly inflationary economy, we use the U.S. dollar as the functional currency rather than the local currency. We translate nonmonetary assets and liabilities and related expenses into U.S. dollars at historical exchange rates. We translate all other income statement amounts using average exchange rates for the period. Monetary assets and liabilities are translated at end-of-period exchange rates, and any gains or losses are reported in income. Effective October 1, 1996, we consider Grupo Iusacell, S.A. de C.V., our investment in Mexico, to operate in a highly inflationary economy.

        HEDGING INSTRUMENTS

        We periodically enter into hedging agreements to reduce our exposure to fluctuations in foreign exchange rates and interest rates.

        We use forward exchange contracts to hedge our exposure to currency fluctuations on certain short-term transactions denominated in a currency other than an entity's functional currency. Gains and losses on these contracts offset the foreign exchange gains and losses on the underlying hedged transactions and are included in income. The discount or premium on these contracts is included in income over the life of the contract.

        Gains and losses on forward exchange contracts which hedge identifiable foreign currency commitments are deferred and reflected as adjustments to the related transactions. If the transaction is no longer likely to occur, the gain or loss is recognized immediately in income. Gains and losses and related discounts or premiums arising from financial instruments that hedge foreign balances of a long-term investment nature are included in shareowners' investment as foreign currency translation adjustments.

        Interest rate hedge agreements are used to reduce interest rate risks and costs inherent in our debt portfolio. These agreements involve the exchange of fixed and variable interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. The interest differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense over the life

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 1 continued

of the agreements. If we terminate a hedging agreement, the gain or loss is recorded as an adjustment to the basis of the underlying liability and amortized over the remaining original life of the agreement.

        INCOME TAXES

        Bell Atlantic and its domestic subsidiaries file a consolidated federal income tax return.

        Our telephone subsidiaries use the deferral method of accounting for investment tax credits earned prior to repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal. These credits are being amortized as a reduction to the provision for income taxes over the estimated service lives of the related assets.

        DIRECTORY PUBLISHING

        Effective January 1, 1996, we changed our method of accounting for directory publishing revenues and expenses from the amortized method to the point-of-publication method. Under the point-of-publication method, revenues and expenses are recognized when the directories are published, rather than over the lives of the directories (see Note 2).

        STOCK-BASED COMPENSATION

        We account for stock-based employee compensation plans under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Effective January 1, 1996, we adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 12).


2. CHANGE IN ACCOUNTING PRINCIPLE - DIRECTORY PUBLISHING
--------------------------------------------------------

        Effective January 1, 1996, we changed our method of accounting for directory publishing revenues and expenses from the amortized method to the point-of-publication method. Under the point-of-publication method, revenues and expenses are recognized when the directories are published rather than over the lives of the directories, as under the amortized method. We believe the point-of-publication method is preferable because it is the method generally followed by publishing companies.

        This accounting change resulted in a one-time, noncash increase in net income of $142.1 million (net of income tax of $88.0 million), or $.32 per share, which is reported as a cumulative effect of a change in accounting principle at January 1, 1996. On an annual basis, the financial impact of applying this method in 1996 was not significant, and it would not have been significant had it been applied in 1995 and 1994. We restated our 1996 quarterly results of operations for the effect of the change in accounting for directory publishing (see Note 16). As a result of this restatement, (unaudited) income before cumulative effect of change in accounting principle decreased $5.8 million, $30.6 million and $17.9 million in the first, second, and third quarters of 1996.

3. DISCONTINUATION OF REGULATORY ACCOUNTING PRINCIPLES
------------------------------------------------------

        In the third quarter of 1994, we discontinued the use of regulatory accounting principles under SFAS No. 71, which means for financial reporting purposes we no longer follow accounting practices set by regulators. As a result, we recorded a noncash, extraordinary charge of $2,150.0 million, which is net of an income tax benefit of $1,498.4 million.

        The following table displays the components of the after-tax charge:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
Increase in plant and
  equipment depreciation reserve                                 $     2,128.9
Accelerated investment
  tax credit amortization                                               (136.2)
Tax-related regulatory asset
  and liability elimination                                               42.5
Other regulatory asset
  and liability elimination                                              114.8
                                                                 -------------
Total                                                            $     2,150.0
                                                                 =============

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

4.      FORMATION OF WIRELESS PARTNERSHIP
-----------------------------------------

        Effective July 1, 1995, Bell Atlantic and NYNEX Corporation completed the combination of substantially all of our domestic cellular and paging businesses and the formation of a wireless partnership, Bell Atlantic NYNEX Mobile (BANM). BANM operates as a general partnership and is controlled equally by Bell Atlantic and NYNEX. Because of joint control provisions in the partnership agreement, we account for our investment using the equity method. We contributed net assets of $1,178.1 million in exchange for an approximate 62% equity interest in the partnership. No gain or loss was recognized on the contribution.

        As a condition to the completion of the combination, we sold certain cellular properties in Massachusetts and Rhode Island resulting in the recognition of a pretax gain of approximately $314 million ($200 million after-tax) in 1995.

        As required by the partnership agreement, in July 1996, we contributed to BANM a portion of our investment in a cellular partnership with NYNEX which serves the New York metropolitan area. The remainder of our investment in this cellular partnership is scheduled to be contributed to BANM in July 1997.

        The following table provides the revenues and expenses of our domestic cellular and paging businesses as reported in our consolidated financial statements for periods before the formation of the partnership:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
                                                 Six months ended     Year ended
                                                    June 30, 1995  Dec. 31, 1994
--------------------------------------------------------------------------------
Operating revenues                                  $       629.9  $     1,063.3
Operating expenses                                          532.0          947.6
                                                    -------------  -------------
Operating income                                             97.9          115.7
Income from
  unconsolidated businesses                                  22.6           34.2
Other expenses, net                                            .1           13.1
Interest expense                                             13.9           14.8
                                                    -------------  -------------
Income before income taxes                          $       106.5  $       122.0
                                                    =============  =============

5.     PLANT, PROPERTY AND EQUIPMENT
------------------------------------

        The following table displays the details of plant, property and equipment which is stated at cost:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
At December 31,                                             1996           1995
--------------------------------------------------------------------------------
Land                                               $       256.6    $     262.2
Buildings                                                2,863.5        2,736.8
Central office equipment                                13,718.9       12,812.6
Cable, wiring and conduit                               12,833.8       12,404.6
Other equipment                                          4,218.6        4,145.7
Other                                                      452.2          619.4
Construction-in-progress                                   414.8          572.5
                                                  --------------    -----------
                                                        34,758.4       33,553.8
Accumulated depreciation                               (18,842.7)     (17,632.5)
                                                  --------------    -----------
Total                                             $     15,915.7    $  15,921.3
                                                  ==============    ===========

        Plant, property and equipment at December 31, 1996 and 1995 includes real estate property under operating leases, or held for lease, of $346.2 million and $327.5 million, and accumulated depreciation of $92.3 million and $82.3 million.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

6. INVESTMENTS IN UNCONSOLIDATED BUSINESSES
-------------------------------------------

        Our investments in unconsolidated businesses, which are accounted for principally under the equity method, are comprised of the following:


                                                                                                (Dollars in Millions)
-----------------------------------------------------------------------------------------------------------------------
                                                                            1996                                 1995
At December 31,                                      Ownership        Investment          Ownership        Investment
-----------------------------------------------------------------------------------------------------------------------
Equity investees:
   Bell Atlantic NYNEX Mobile                           62.35%       $     1,806.0           62.594%     $      1,446.7
   PrimeCo Personal Communications, L.P.                25.0                 375.9           25.0                 298.8
   Telecom Corporation of New Zealand Limited           24.82                689.2           24.82                639.4
   Grupo Iusacell, S.A. de C.V.                         41.9                 333.1           41.9                 356.2
   Omnitel Pronto Italia S.p.A.                         17.45                331.5           11.67                 40.4
   Other                                               Various               169.6          Various               169.0
                                                                     -------------                       --------------
      Total equity investees                                               3,705.3                              2,950.5
Other investees                                        Various                61.5          Various                57.2
                                                                     -------------                       --------------
Total                                                                $     3,766.8                       $      3,007.7
                                                                     =============                       ==============


        The BANM partnership, as described in Note 4, provides wireless local and long distance services to customers in the Northeast, mid-Atlantic, Southeast and Southwest domestic cellular markets.

        PrimeCo Personal Communications, L.P. (PrimeCo) is a partnership between Bell Atlantic, NYNEX, AirTouch Communications, and U S West Media Group. In March 1995, the PrimeCo partnership acquired licenses for approximately $1.1 billion which allow the partnership to provide personal communications services in 11 major markets across the United States. PrimeCo began offering services to customers in November 1996. Under the terms of the partnership agreement PrimeCo entered into a leveraged lease financing arrangement for certain equipment. This leveraged lease financing obligation has been guaranteed by the partners in the joint venture. Our share of this guarantee is approximately $73 million.

        Telecom Corporation of New Zealand Limited is that country's principal provider of telecommunications services. At the date of acquisition in 1990, goodwill was approximately $285 million. We are amortizing this amount on a straight-line basis over a period of 40 years.

        Through purchases of stock totaling $1,044.0 million, we acquired a 41.9% economic interest in Grupo Iusacell, S.A. de C.V. (Iusacell), the second largest telecommunications company in Mexico. Our shares represented approximately 44% of the voting rights for Iusacell stock. At acquisition, goodwill amounted to approximately $760 million. We are amortizing this amount on a straight-line basis over a period of 25 years. Our investment in Iusacell was reduced by approximately $530 million as of December 31, 1996 as a result of foreign currency translation losses. We recorded these losses as a component of shareowners' investment. In February 1997, we consummated a restructuring of our investment to permit us to assume control of the Board of Directors and management of Iusacell. Under the terms of the restructuring, we exchanged certain Series B and D shares of Iusacell stock for Series A shares, which enables us to elect a majority of the Board of Directors. We also paid a premium of $50.0 million to the current majority owner. The exchange of shares does not affect our economic ownership percentage of Iusacell. We also converted approximately $33 million of subordinated debt into equity, and we may be required to provide Iusacell up to $150 million in financing. As a result of the restructuring, we will change the accounting for our Iusacell investment from the equity method to full consolidation.

        Omnitel Pronto Italia S.p.A. (Omnitel) operates a cellular mobile telephone network in Italy. In 1994, we acquired an 11.67% interest in Omnitel. We account for this investment under the equity method because we have significant influence over Omnitel's operating and financial policies. In December 1996, we made an additional investment of $273.7 million that increased our ownership in Omnitel to 17.45%. Approximately $250 million of this additional investment represents goodwill which is being amortized on a straight-line basis over 25 years.

        We also have telecommunications investments in Slovakia and the Czech Republic. These equity investees consist of joint ventures to build and operate cellular networks in these countries. Other investments include video services joint ventures, real estate partnerships, a one-seventh interest in Bell Communications Research, Inc. (Bellcore), and several other domestic and international joint ventures. In November 1996, Bell Atlantic and other Bellcore owners entered into an agreement to sell our jointly owned investment in Bellcore.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 6 continued

        We expect to record a small gain as a result of this sale, which is anticipated to close in 1997.

        Included in operating expenses are amounts billed by Bellcore. Such expenses for 1996, 1995 and 1994 were $108.1 million, $103.7 million and $99.8 million for various network planning, engineering, and software development projects.

        Dividends received from equity investees amounted to $125.5 million in 1996, $146.0 million in 1995 and $101.0 million in 1994.

        The following tables present the summarized unaudited financial information for our equity investees. These amounts are shown on a 100 percent basis.

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
Years Ended December 31,                                     1996           1995
--------------------------------------------------------------------------------
Results of operations:
  Revenues                                           $    7,544.6  $     5,088.8
  Operating income                                          776.6          926.9
  Net income                                                451.6          407.1

Bell Atlantic's equity share
  of income                                          $      327.9  $       152.5
                                                     ------------  -------------

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
At December 31,                                              1996           1995
--------------------------------------------------------------------------------
Financial position:
  Current assets                                     $    2,334.2  $     1,707.8
  Noncurrent assets                                      10,806.3        8,370.6
  Current liabilities                                     3,693.7        2,697.8
  Noncurrent liabilities                                  2,323.8        1,260.9
  Minority interests                                        235.1          253.9
  Stockholders' equity                                    6,887.9        5,865.8

Bell Atlantic's equity share
  of investees                                       $    3,705.3  $     2,950.5
                                                     ------------  -------------

        The above financial information at December 31, 1996 includes net assets of foreign equity investees totaling approximately $2.3 billion (on a 100% basis), of which $1.5 billion is located in New Zealand and the remainder is located in Mexico and European countries. These assets may be subject to risks in the event of changes in government policies or other unforeseen circumstances.


7. LEASING ARRANGEMENTS
-----------------------

        AS LESSEE

        We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $248.0 million in 1996, $272.6 million in 1995 and $285.5 million in 1994. In 1996, 1995 and 1994, we incurred initial capital lease obligations of $1.6 million, $14.0 million and $11.9 million.

        Capital lease amounts included in plant, property and equipment are as follows:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
At December 31,                                             1996           1995
--------------------------------------------------------------------------------
Capital leases                                    $        158.6  $       172.8
Accumulated amortization                                   (84.3)         (87.4)
                                                  --------------  -------------
Total                                             $         74.3  $        85.4
                                                  ==============  =============


        This table displays the aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 1996:

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
                                                       Capital      Operating
Years                                                   Leases         Leases
--------------------------------------------------------------------------------
1997                                                 $    23.3      $    87.7
1998                                                      23.2           77.2
1999                                                      19.0           64.5
2000                                                      29.3           61.4
2001                                                      17.3           58.5
Thereafter                                                75.8          540.8
                                                     ---------      ---------
Total minimum rental
  commitments                                            187.9      $   890.1
                                                                    =========
Less interest and
  executory costs                                         79.8
                                                     ---------
Present value of minimum
  lease payments                                         108.1
Less current installments                                 10.0
                                                     ---------
Long-term obligation
  at December 31, 1996                               $    98.1
                                                     =========

        As of December 31, 1996, the total minimum sublease rentals to be received in the future under noncancelable operating subleases was $69.8 million.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 7 continued


        AS LESSOR

        Our finance lease receivables consist of the remaining leveraged lease and project finance portfolios of a lease financing subsidiary that was disposed of in 1994. We are no longer providing new leasing services.

        Finance lease receivables, which are included in Current Assets-Other and Noncurrent Assets-Other Assets in the consolidated balance sheets, are comprised of the following:

                                                           (Dollars in Millions)
                                                  ------------------------------
At December 31,                                              1996           1995
--------------------------------------------------------------------------------
Leveraged leases                                   $        810.7  $       802.3
Direct finance leases                                        17.6           27.3
                                                   --------------  -------------
Total                                              $        828.3  $       829.6
                                                   ==============  =============


        The components of our net investment in leveraged leases are as follows:

                                                         (Dollars in Millions)
                                                  ------------------------------
At December 31,                                             1996            1995
--------------------------------------------------------------------------------
Minimum lease payments
  receivable                                      $        745.5  $       746.2
Estimated residual value                                   496.8          496.8
Unearned income                                           (431.6)        (440.7)
                                                  --------------  -------------
Total                                             $        810.7  $       802.3
                                                  ==============  =============

        Minimum lease payments receivable are shown net of principal and interest on the associated nonrecourse debt. Accumulated deferred taxes arising from leveraged leases, which are included in deferred income taxes, amounted to $765.4 million at December 31, 1996 and $755.6 million at December 31, 1995.

        This table displays the future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged leases, for the periods shown at December 31, 1996:

                                                           (Dollars in Millions)
                                             -----------------------------------
Years                                        Capital Leases     Operating Leases
--------------------------------------------------------------------------------
1997                                              $     8.7            $    38.8
1998                                                   13.3                 33.9
1999                                                   14.6                 24.9
2000                                                   15.5                 18.6
2001                                                   15.0                 13.1
Thereafter                                            700.5                 28.5
                                                  ---------            ---------
Total                                             $   767.6            $   157.8
                                                  =========            =========

8.      DEBT
------------

        DEBT MATURING WITHIN ONE YEAR

        The following table displays the details of debt maturing within one year:


                                                           (Dollars in Millions)
                                                  ------------------------------
At December 31,                                             1996            1995
--------------------------------------------------------------------------------
Notes payable:
  Commercial paper                                $      1,611.0  $     1,415.8
  Bank loans                                                61.8          200.5
Long-term debt maturing
  within one year                                          464.5          313.9
                                                  --------------  -------------
Total debt maturing
  within one year                                 $      2,137.3  $     1,930.2
                                                  ==============  =============
Weighted average interest
  rates for notes payable
  outstanding at year-end                                    5.6%           5.8%
                                                  --------------  -------------

        Capital expenditures, primarily construction of telephone plant, are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

        At December 31, 1996, we had in excess of $2.1 billion of unused bank lines of credit. The availability of these lines, for which there are no formal compensating balances or commitment fee agreements, is at the discretion of each bank.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 8 continued

        LONG-TERM DEBT

        This table shows our outstanding long-term debt obligations:

                                                                                                    (Dollars in Millions)
-------------------------------------------------------------------------------------------------------------------------
At December 31,                                         Interest Rates            Maturities         1996            1995
---------------------------------------------------------------------------------------------------------    ------------
Telephone subsidiaries' debentures                     4.375% - 7.00%             1998 - 2025   $  2,137.0    $   2,172.0
                                                       7.125% - 7.75%             2002 - 2033      1,955.0        1,955.0
                                                        7.85% - 8.75%             2019 - 2031      1,080.0        1,080.0
                                                       ---------------------------------------------------    -----------
                                                                                                   5,172.0        5,207.0
Notes payable                                           5.26% - 12.42%            1997 - 2005        735.1          916.7
Mortgage and installment notes                          7.13% - 11.00%            1997 - 2003         27.3           11.9
Employee stock ownership
   plan loans - senior notes                                     8.17%                   2000        412.2          497.9
Capital lease obligations -
   average rate 10.3% and 10.4%                                                                      108.1          119.7
Unamortized discount and premium, net                                                                (30.0)         (32.1)
                                                                                                ----------    -----------
Total long-term debt, including
   current maturities                                                                              6,424.7        6,721.1
Less maturing within one year                                                                        464.5          313.9
                                                                                                ----------    -----------
Total long-term debt                                                                            $  5,960.2    $   6,407.2
                                                                                                ==========    ===========

        The telephone subsidiaries' debentures outstanding at December 31, 1996 include $1,537.0 million that are callable. The call prices range from 102.49% to 100.0% of face value, depending upon the remaining term to maturity of the issue. In addition, these debentures include $440.0 million that will become redeemable for limited periods at the option of the holders. Of this amount, $175.0 million becomes redeemable in 1997, 2000, and 2002; and $265.0 million becomes redeemable in 1999. The redemption prices will be 100.0% of face value plus accrued interest.

        Maturities of long-term debt outstanding at December 31, 1996, excluding capital lease obligations and unamortized discount and premium, are $454.5 million in 1997, $397.7 million in 1998, $559.7 million in 1999, $319.2 million in 2000, $93.8 million in 2001, and $4,521.7 million thereafter. These amounts include the redeemable debentures at the earliest possible redemption dates.

        Our medium-term notes (which are included in notes payable) are issued by Bell Atlantic Financial Services, Inc. (FSI), a wholly owned subsidiary. FSI debt securities (aggregating $633.6 million at December 31, 1996) have the benefit of a Support Agreement dated October 1, 1992 between Bell Atlantic and FSI under which Bell Atlantic will make payments of interest, premium (if any) and principal on the FSI debt should FSI fail to pay. The holders of FSI debt do not have recourse to the stock or assets of our telephone subsidiaries, however, they have recourse to dividends paid to Bell Atlantic by any of our consolidated subsidiaries as well as assets not covered by the exclusion. The carrying value of the available assets reflected in our consolidated financial statements was approximately $4.8 billion at December 31, 1996.

        We recorded extraordinary charges associated with the early extinguishment of debentures. These charges reduced net income by $3.5 million (net of an income tax benefit of $2.5 million) in 1995, and $6.7 million (net of an income tax benefit of $3.6 million) in 1994.

        Information on our Employee Stock Ownership Plan Loans is provided in
Note 13.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

9. FINANCIAL INSTRUMENTS
------------------------

        DERIVATIVES

        We limit our use of derivatives to managing risk that could jeopardize our financing and operating flexibility, making cash flows more stable over the long run and achieving savings over other means of financing. Derivative agreements are tied to specific liabilities or assets and hedge the related economic exposures. The use of these hedging agreements has not had a material impact on our financial condition or results of operations. We do not hold derivatives for trading purposes.

        INTEREST RATE HEDGE AGREEMENTS

        The following table provides additional information about our interest rate hedge agreements. The notional amounts are used to calculate contractual payments to be exchanged. These amounts are not actually paid or received, nor are they a measure of our exposure in the event of nonperformance by a counterparty. Interest rate hedge agreements have not significantly affected our relative proportion of variable and fixed interest expense.

                                                           (Dollars in Millions)
                                        ----------------------------------------
                                                           Weighted Average Rate
                                                           ---------------------
                                        Notional
Variable to Fixed:                        Amount    Maturities  Receive      Pay
--------------------------------------------------------------------------------
At December 31,
1996                                    $  200.0     1999-2005     5.5%     6.0%
1995                                    $  200.0     1999-2005     5.4      5.7

        FOREIGN EXCHANGE CONTRACTS

        Our foreign exchange contracts have generally been limited to forward contracts for the sale or purchase of certain foreign currencies on a specified future date. All of our outstanding contracts have maturities within 120 days of the respective year-end. We continually monitor the relationship between gains and losses recognized on forward exchange contracts and on the underlying transactions being hedged to mitigate market risk. Foreign exchange gains and losses recognized on these contracts were not material to our results of operations or financial condition and offset the foreign exchange gains and losses on the underlying hedged transactions. Amounts deferred from hedging identifiable foreign currency commitments were not material.

        At December 31, 1996, we had no material foreign currency cash flow exposure denominated in a currency other than our functional currency. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to our net equity position in foreign businesses since it does not represent actual cash flow exposure. Our net equity position in our principal unconsolidated foreign businesses totaled $1,423.7 million at December 31, 1996 and $1,099.8 million at December 31, 1995. These businesses have operations primarily in New Zealand, Mexico and Italy. Certain unconsolidated foreign businesses accounted for using the equity method have balances denominated in a currency other than the investees' functional currency. We are subject to fluctuations in our equity income from these businesses related to foreign currency gains and losses on such balances. We recognized foreign currency gains totaling $6.8 million in 1996 and foreign currency losses totaling $29.0 million in 1995 and $21.5 million in 1994 in income from unconsolidated businesses.

        CONCENTRATIONS OF CREDIT RISK

        Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term investments, trade receivables, certain notes receivable, preferred stock, interest rate hedge agreements and foreign exchange forward contracts. Our policy is to place our temporary cash investments, and to enter into derivative contracts, with major financial institutions. We also limit the amount of credit exposure to any one financial institution and monitor our counterparties' credit ratings. We believe the risk of credit loss due to nonperformance by counterparties is remote and any losses would not be material to our results of operations or financial condition.

        Concentrations of credit risk with respect to trade receivables other than those from AT&T are limited due to the large number of customers. For the years ended December 31, 1996, 1995 and 1994, revenues generated from services provided to AT&T (primarily network access and billing and collection) were $1,203.2 million, $1,316.4 million and $1,352.6 million. At December 31, 1996 and 1995, our accounts receivable, net, included $109.9 million and $125.3 million from AT&T.

        We also have an uncollateralized note receivable from The Finova Group Inc. in connection with the disposition of a lease financing subsidiary in 1994 in the amount of $77.5 million at December 31, 1996 and $213.8 million at December 31, 1995. The principal and interest payments received on the note match the principal and interest payments on debt retained by us as part of the disposition.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 9 continued

        FAIR VALUES OF FINANCIAL INSTRUMENTS

        The tables below provide additional information about our material financial instruments:


Financial Instrument                  Valuation Method
--------------------------------------------------------------------------------
Cash and cash equivalents             Carrying amounts
and short-term investments

Debt (excluding capital leases        Market quotes for similar
and unamortized premium               terms and maturities or future
and discount)                         cash flows discounted at
                                      current rates

Preferred stock investments           Future cash flows discounted
and notes receivable                  at current rates or market
                                      quotes for similar instruments

Interest rate hedge                   Gains or losses to terminate
agreements                            agreements

Foreign exchange contracts            Market quotes
and common stock investments

                                                           (Dollars in Millions)
-------------------------------------------------------------------------------
                                               1996                        1995
                                        ------------------   ------------------
                                        Carrying      Fair   Carrying      Fair
At December 31,                           Amount     Value     Amount     Value
-------------------------------------------------------------------------------
Debt                                   $ 8,019.4 $ 8,097.7  $ 8,249.8 $ 8,604.3
Preferred and
  common stock
  investments and
  notes receivable, net                    135.8    111.4       315.6     318.4
Interest rate hedge
  agreements                                   -      3.1           -      (3.8)
Forward exchange
  contracts:*
   Receivable                                6.4      6.4         8.5       8.5
   Payable                                  (2.5)    (2.5)        (.4)      (.4)

* No position in any individual foreign currency exceeded $6.3 million at December 31, 1996 and $6.8 million at December 31, 1995.

                                                           (Dollars in Millions)
--------------------------------------------------------------------------------
                                                 1996                      1995
                                           ---------------      ---------------
                                                 Contract/            Contract/
At December 31,                            Notional Amount      Notional Amount
--------------------------------------------------------------------------------
Interest rate hedge agreements                  $    200.0       $        200.0
Forward exchange contracts                             8.9                  8.9

10. PREFERRED STOCK OF SUBSIDIARY
---------------------------------

        Our subsidiary Bell Atlantic New Zealand Holdings, Inc. (BANZHI) issued two series of preferred stock. BANZHI and another subsidiary indirectly own our investment in Telecom Corporation of New Zealand Limited.

        In 1994, BANZHI issued 850,000 shares of Series A Preferred Stock at $100 per share with an annual dividend rate of $7.08 per share. In 1995, 600,000 shares of Series B Preferred Stock were issued at $100 per share with an annual dividend rate of $5.80 per share. Both series of preferred stock are subject to mandatory redemption on May 1, 2004 at a redemption price per share of $100, together with any accrued and unpaid dividends.

11. SHAREOWNERS' INVESTMENT
---------------------------

        We are authorized to issue up to 12.5 million shares each of preferred and preference stock and 1.5 billion shares of common stock.

        On January 23, 1996, the Board of Directors adopted a resolution ordering the redemption of all rights granted under our Shareholder Rights Plan, approved by the Board in 1989. Shareholders of record as of April 10, 1996 were paid the redemption price of $.01 per Right ($.005 per share as a result of a two-for-one stock split declared on March 16, 1990) on May 1, 1996.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

12. STOCK INCENTIVE PLANS
-------------------------

        We have stock-based compensation plans that include fixed stock option and performance-based share plans. We apply APB Opinion No. 25 and related interpretations in accounting for our plans. We have adopted the disclosure-only provisions of SFAS No. 123. We recognize no compensation expense for our fixed stock option plans. Compensation expense charged to income for our performance-based share plans was $.7 million in 1996, $.9 million in 1995 and $10.0 million in 1994. If we had elected to recognize compensation expense based on the fair value at the grant dates for 1995 and subsequent fixed and performance-based plan awards consistent with the provisions of SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts indicated below:


                                 (Dollars in Millions, Except Per Share Amounts)
Years Ended December 31,                           1996                1995
--------------------------------------------------------------------------------
Net income         As reported               $  1,881.5          $  1,858.3
                   Pro forma                    1,861.9             1,839.9
                                             -----------------------------------

Earnings per share As reported               $     4.28          $     4.24
                   Pro forma                       4.24                4.20
                                             -----------------------------------

These results may not be representative of the effects on pro forma net income for future years.

        We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

                                                   1996                1995
--------------------------------------------------------------------------------
Dividend yield                                      4.9%                5.1%
Expected volatility                                14.7%               15.9%
Risk-free interest rate                             5.4%                7.6%
Expected lives (in years)                           4.5                 4.5
--------------------------------------------------------------------------------

The weighted average value of options granted was $7.23 per option during 1996 and $7.46 per option during 1995.

FIXED STOCK OPTION PLANS

        We have two fixed stock option plans. Under the first plan, the 1985 Incentive Stock Option Plan (ISO Plan), key employees may be granted incentive and/or nonqualified stock options to purchase shares of Bell Atlantic common stock. Under the ISO Plan, certain key employees may receive reload options upon tendering shares of Bell Atlantic common stock to exercise options. A total of 25,000,000 shares may be distributed under the ISO Plan and the Performance Share Plan. As of December 31, 1996 and 1995, a total of 6,834,702 and 10,879,082 shares of common stock were available for the granting of stock options under the ISO Plan and for distributions of shares under the Performance Share Plan. Under the second plan, the Stock Compensation Plan for Outside Directors, each outside director is entitled to receive up to 2,500 stock options per year.

        In 1994, we adopted the Options Plus Plan. We granted nonqualified stock options to approximately 800 managers below the rank of officer in place of a portion of each such manager's annual cash bonus in 1994 and 1995. The plan was then discontinued.

        Under all the plans described above, the exercise price of each option equals the market price of Bell Atlantic common stock on the date of grant. Options are exercisable after two years or less and the maximum term is ten years.

        This table is a summary of the status of the fixed stock option plans:

                                                                      Weighted
                                                                       Average
                                             Stock Options      Exercise Price
--------------------------------------------------------------------------------
Outstanding,
  December 31, 1993                              2,582,568        $      50.50
Granted                                          5,838,885               54.75
Exercised                                         (177,796)              46.86
Canceled/forfeited                                (326,323)              54.69
                                             -------------
Outstanding,
  December 31, 1994                              7,917,334               53.55
Granted                                          3,798,970               51.06
Exercised                                       (1,332,155)              52.27
Canceled/forfeited                                (350,609)              52.53
                                             -------------
Outstanding,
  December 31, 1995                             10,033,540               52.81
Granted                                          5,503,966               67.70
Exercised                                       (1,651,542)              51.53
Canceled/forfeited                                (398,216)              65.71
                                             -------------
Outstanding,
  December 31, 1996                             13,487,748               58.66
                                             =============
Options exercisable,
  December 31:
1994                                             2,352,386               50.73
1995                                             6,533,179               53.83
1996                                             8,467,943               53.26

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 12 continued

        The following table summarizes information about fixed stock options outstanding as of December 31, 1996:


                                                 Stock Options Outstanding              Stock Options Exercisable
                        ---------------------------------------------------      ---------------------------------
                                    Weighted-Average
            Range of                       Remaining      Weighted-Average                      Weighted-Average
     Exercise Prices       Shares   Contractual Life        Exercise Price          Shares        Exercise Price
------------------------------------------------------------------------------------------------------------------
         $  34 to 44       42,824                1.9 years        $  36.52          42,824             $   36.52
            45 to 54    6,476,141                7.1                 52.22       6,476,141                 52.22
            55 to 64    2,255,486                7.7                 57.53       1,876,555                 56.63
            65 to 74    4,713,297                9.0                 68.24          72,423                 67.99
-----------------------------------                                             ----------
         Total         13,487,748                7.9                 58.66       8,467,943                 53.26
===================================                                             ==========

PERFORMANCE-BASED SHARE PLANS

        The Performance Share Plan provided for the granting of awards to certain key employees in the form of Bell Atlantic common stock. A key employee received the distribution of shares at the end of the applicable performance measurement period or the employee elected to defer the distribution of the awards for one or more years. Awards were based on the total return of Bell Atlantic common stock in comparison to the total return on the stock of a number of other telecommunications companies. Authority to make new grants expired in December 1994. Final awards were credited to employees in January 1996.

        We also have deferred compensation plans that allow certain employees and members of the Board of Directors to defer all or a portion of their compensation. Some of these plans provide returns based on the performance of and for eventual settlement in Bell Atlantic common stock. Compensation expense for all of these plans is recorded based on the fair market value of the shares as they are credited to participants' accounts.


        This table is a summary of the status of our performance-based share plans:


                                                                     Shares
--------------------------------------------------------------------------------
Outstanding,
  December 31, 1993                                                 874,375
Additional shares credited                                           82,231
Distributed                                                        (161,041)
Canceled/forfeited                                                  (23,125)
                                                                -----------
Outstanding,
  December 31, 1994                                                 772,440
Additional shares credited                                           87,387
Distributed                                                        (114,715)
Canceled/forfeited                                                  (21,634)
                                                                -----------
Outstanding,
  December 31, 1995                                                 723,478
Additional shares credited                                           60,703
Distributed                                                        (100,877)
Canceled/forfeited                                                 (230,058)
                                                                -----------
Outstanding,
  December 31, 1996                                                 453,246
                                                                ===========


--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

13. EMPLOYEE BENEFITS
---------------------

PENSION PLANS

     We sponsor noncontributory defined benefit pension plans covering substantially all of our management and associate employees. Benefits for associate employees are determined by a flat dollar amount per year of service according to job classification. Effective December 31, 1995, the plan covering management employees was converted to a cash balance plan with benefits determined by compensation credits related to age and service and interest credits based on individual account balances. The management pension benefit for prior years was based on a stated percentage of adjusted career average earnings.

        Under the cash balance plan, each management employee's opening account balance was determined by converting the accrued pension benefit as of December 31, 1995 to a lump-sum amount based on the prior plan's provisions. The lump-sum value was then multiplied by a transition factor based on age and service to arrive at the opening balance.

        Our objective in funding the plans is to accumulate funds at a relatively stable level over participants' working lives so that benefits are fully funded at retirement. Plan assets consist principally of investments in domestic and foreign corporate equity securities, U.S. and foreign government and corporate debt securities, and real estate.

        Pension cost includes the following components:


                                                       (Dollars in Millions)
Years Ended December 31,                          1996        1995        1994
--------------------------------------------------------------------------------
Service cost                                 $   180.4   $   162.6    $  196.4
Interest cost                                    812.3       820.8       821.1
Actual return on
  plan assets                                 (1,916.9)   (2,559.9)      (27.6)
Net amortization
  and deferral                                   988.1     1,638.2      (841.9)
                                             ---------   ---------   ---------
Pension cost                                 $    63.9   $    61.7   $   148.0
                                             =========   =========   =========

        The change in pension cost from year-to-year was caused by a number of variables, including changes in actuarial assumptions (see table below), returns on plan assets and plan amendments.

        The following table shows the pension plans' funded status reconciled with amounts in our consolidated balance sheets:

                                                           (Dollars in Millions)
At December 31,                                       1996                 1995
--------------------------------------------------------------------------------
Actuarial present value of
 benefit obligations:
  Benefits based on service to
   date and present salary levels
    Vested                                    $    8,877.6        $     8,747.2
    Nonvested                                      1,295.7              1,847.1
                                              ------------        -------------
    Accumulated benefit obligation                10,173.3             10,594.3
  Additional benefits related
   to estimated future salary levels                 429.0                708.9
                                              ------------        -------------
    Projected benefit obligation                  10,602.3             11,303.2
                                              ------------        -------------
Fair value of plan assets                         14,050.0             13,218.9
                                              ------------        -------------
Plan assets in excess of
  projected benefit obligation                    (3,447.7)            (1,915.7)
Unrecognized net gain                              4,184.0              2,565.8
Unamortized prior service cost                       (16.4)                 3.4
Unamortized net transition asset                     154.1                173.6
Additional minimum liability
  for nonqualified plans                              19.0                 27.7
                                              ------------        -------------
Accrued pension obligation                    $      893.0        $       854.8
                                              ============        =============

        We used the following assumptions to calculate pension costs and benefit obligations:


At December 31,                                   1996       1995       1994
--------------------------------------------------------------------------------
Discount rate                                     7.75%      7.25%      8.25%
Rate of future increases
  in compensation levels                          4.75%      4.75%      5.25%
                                               --------   --------   --------

        In addition, the expected long-term rate of return on plan assets used to calculate pension costs for 1996, 1995 and 1994 was 8.25%.

        Pension benefits for approximately 70% of employees are subject to collective bargaining, and modifications in pension benefits have been bargained from time to time. We have also periodically amended the benefits in the management plan. Substantive commitments for future amendments are reflected in the pension costs and benefit obligations.

        The actuarial assumptions used to determine pension costs and benefit obligations are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions may impact future pension costs and benefit obligations.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 13 continued


POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

        Our postretirement health and life insurance benefit plans cover substantially all of our management and associate employees. Postretirement health benefit costs are based on comprehensive medical and dental plan provisions. Postretirement life insurance costs are based on annual basic pay at retirement.

        In 1996, we restructured certain postretirement health and life insurance obligations and assets to create a single plan. The remaining postretirement benefits continue to be provided by separate plans. The restructure did not affect plan benefits or postretirement benefit costs or obligations.

        We fund the postretirement health and life insurance benefits of current and future retirees. Plan assets consist principally of investments in domestic and foreign corporate equity securities, and U.S. Government and corporate debt securities.

        Postretirement benefit cost includes the following components:

                                                           (Dollars in Millions)
Years Ended December 31,                           1996       1995       1994
--------------------------------------------------------------------------------
Service cost                                  $    73.1  $    63.8  $    81.6
Interest cost                                     298.9      297.6      298.0
Actual return on
  plan assets                                    (217.0)    (330.7)      12.4
Net amortization
  and deferral                                    115.6      237.6      (89.0)
                                              ---------- ---------- ----------
Postretirement
  benefit cost                                $   270.6  $   268.3  $   303.0
                                              ========== ========== ==========

        The change in postretirement benefit cost from year-to-year was caused by a number of variables, including changes in actuarial assumptions (see table below), returns on plan assets, and plan amendments.

        The following table shows the postretirement benefit plans' funded status reconciled with the amounts recognized in our consolidated balance sheets:

                                                           (Dollars in Millions)
At December 31,                                      1996               1995
--------------------------------------------------------------------------------
Accumulated postretirement
 benefit obligation (APBO):
   Retirees                                   $   2,263.6        $   2,503.4
   Fully eligible plan
     participants                                   353.9              368.9
   Other active plan
     participants                                 1,301.6            1,384.7
                                              ------------       ------------
   Total APBO                                     3,919.1            4,257.0
                                              ------------       ------------
Fair value of plan assets                         1,880.3            1,632.5
                                              ------------       ------------
APBO in excess of plan assets                     2,038.8            2,624.5
Unrecognized net gain                               771.7              145.7
Unamortized prior service cost                      (68.9)             (56.7)
                                              ------------       ------------
Accrued postretirement
  benefit obligation                          $   2,741.6        $   2,713.5
                                              ============       ============

Total APBO by plan:
   Health and welfare                         $   3,681.4        $   3,747.2
   Life insurance                                   237.7              509.8
                                              ------------       ------------
     Total                                    $   3,919.1        $   4,257.0
                                              ============       ============

Fair value of plan
assets by plan:
   Health and welfare                         $   1,696.5        $     932.1
   Life insurance                                   183.8              700.4
                                              ------------       ------------
     Total                                    $   1,880.3        $   1,632.5
                                              ============       ============

        We used the following assumptions to calculate the postretirement benefit costs and benefit obligations:


At December 31,                                  1996        1995       1994
--------------------------------------------------------------------------------
Discount rate                                    7.75%       7.25%      8.25%
Rate of future increases in
  compensation levels                            4.75        4.75       5.25
Medical cost trend rate:
  For the year ending                           10.00       11.00      12.00
  Ultimate (year 2003)                           5.00        5.00       5.00
Dental cost trend rate                           4.00        4.00       4.00
                                              --------    --------   --------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 13 continued

        In addition, the expected long-term rate of return on plan assets used to calculate postretirement benefit costs for 1996, 1995 and 1994 was 8.25%. The medical cost trend rate significantly affects the reported postretirement benefit costs and benefit obligations. A one-percentage-point increase in the assumed health care cost trend rates for each future year would have increased 1996 postretirement benefit costs by $43.7 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1996 by $402.5 million.

        Postretirement benefits for approximately 70% of employees are subject to collective bargaining and have been modified from time to time. We have also periodically modified postretirement benefits for management employees. Substantive commitments for future amendments are reflected in the postretirement benefit costs and benefit obligations.

        The actuarial assumptions used to determine postretirement benefit costs and benefit obligations are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions may impact future postretirement benefit costs and benefit obligations.

SAVINGS PLANS AND EMPLOYEE STOCK OWNERSHIP PLANS

        We sponsor savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis and to encourage employees to acquire and maintain an equity interest in our company. Under these plans, we match a certain percentage of eligible employee contributions with shares of our common stock. Two leveraged employee stock ownership plans (ESOPs) were established to purchase our common stock and fund our matching contribution. Common stock is allocated from the ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. At December 31, 1996, the number of unallocated and allocated shares of common stock was 6,889,386 and 10,130,862. All ESOP shares are included in earnings per share computations.

        The ESOP trusts were funded by the issuance of $790.0 million in ESOP Senior Notes. The annual interest rate on the ESOP Senior Notes is 8.17%. The ESOP Senior Notes are payable in semiannual installments, which began on January 1, 1990 and end in the year 2000. The ESOP trusts repay the notes, including interest, with funds from our contributions to the ESOP trusts, as well as dividends received on unallocated shares of common stock and interest earned on the cash balances of the ESOP trusts.

        The obligations of the ESOP trusts, which we guarantee, are recorded as long-term debt and the offsetting deferred compensation is classified as a reduction of shareowners' investment. As the ESOP trusts make principal payments, we reduce the long-term debt balance. The deferred compensation balance is reduced by the amount of employee compensation recognized as the ESOP shares are allocated to participants.

        We recognize ESOP cost based on accounting rules applicable to companies with ESOP trusts that held securities before December 15, 1989. ESOP cost and trust activity consist of the following:

                                                           (Dollars in Millions)
Years Ended December 31,                             1996       1995       1994
--------------------------------------------------------------------------------
Compensation                                   $     72.3 $     68.0 $     48.1
Interest incurred                                    35.5       48.6       48.0
Dividends                                           (22.3)     (26.0)     (29.8)
Other trust earnings and
  expenses, net                                       (.3)       (.5)       (.3)
                                               ---------- ---------- ----------
Net leveraged ESOP cost                              85.2       90.1       66.0
Additional (reduced)
  ESOP cost                                          (6.7)      (3.2)       7.1
                                               ---------- ---------- ----------
Total ESOP cost                                $     78.5 $     86.9 $     73.1
                                               ========== ========== ==========
Dividends received for
  debt service                                 $     43.0 $     43.8 $     44.1
                                               ========== ========== ==========
Total company
  contributions to trusts                      $     88.5 $     99.1 $     78.4
                                               ========== ========== ==========

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

14. INCOME TAXES
----------------

     The components of income tax expense from continuing operations are presented in the following table:

                                                           (Dollars in Millions)
Years Ended December 31,                             1996       1995       1994
--------------------------------------------------------------------------------
Current:
  Federal                                      $    822.9 $  1,093.0 $  1,010.8
  State and local                                   135.5      179.4      194.0
                                               ---------- ---------- ----------
Total                                               958.4    1,272.4    1,204.8
                                               ---------- ---------- ----------
Deferred:
  Federal                                            63.7      (79.7)    (278.0)
  State and local                                    13.4      (15.7)       7.5
                                               ---------- ---------- ----------
Total                                                77.1      (95.4)    (270.5)
                                               ---------- ---------- ----------
                                                  1,035.5    1,177.0      934.3
                                               ---------- ---------- ----------
Investment tax credits                              (24.3)     (29.4)     (49.4)
                                               ---------- ---------- ----------
Total income tax expense                       $  1,011.2 $  1,147.6 $    884.9
                                               ========== ========== ==========

     The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:


Years Ended December 31,                            1996       1995       1994
--------------------------------------------------------------------------------
Statutory federal
  income tax rate                                   35.0%      35.0%      35.0%
Investment tax credits                               (.6)       (.6)      (2.2)
State income taxes, net of
  federal tax benefits                               3.5        3.4        5.4
Other, net                                          (1.1)        .3         .5
                                                ---------  ---------  ---------
Effective income tax rate                           36.8%      38.1%      38.7%
                                                =========  =========  =========


     Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

                                                           (Dollars in Millions)
At December 31,                                       1996                1995
--------------------------------------------------------------------------------
Deferred tax liabilities:
  Depreciation                              $      1,946.1       $     2,019.4
  Leasing activities                                 807.3               774.1
  Other                                              481.9               465.7
                                            --------------       -------------
                                                   3,235.3             3,259.2
                                            --------------       -------------
Deferred tax assets:
  Employee benefits                               (1,612.7)           (1,593.7)
  Investment tax credits                             (47.3)              (56.6)
  State net operating
   loss carryforwards                                (14.5)              (12.0)
  Advance payments                                   (33.4)              (48.5)
  Other                                             (348.1)             (520.1)
                                            --------------       -------------
                                                  (2,056.0)           (2,230.9)
                                            --------------       -------------
  Valuation allowance                                 19.2                 9.6
                                            --------------       -------------
Net deferred tax liability                  $      1,198.5       $     1,037.9
                                            ==============       =============

     Deferred tax assets include approximately $1,130 million at December 31, 1996 and $1,108 million at December 31, 1995 related to postretirement benefit costs recognized under SFAS No. 106, "Accounting for Postretirement Benefits Other Than Pensions." This deferred tax asset will gradually be realized over the estimated lives of current retirees and employees.

     At December 31, 1996, net operating loss (NOL) carryforwards for state income tax purposes were $212.5 million (excluding amounts attributable to leveraged leases) and expire from 1997 to 2011. Based on projections of future taxable income, we expect to realize future tax benefits of state NOL carryforwards in the amount of $3.1 million.

     The valuation allowance primarily represents tax benefits of certain state NOL carryforwards and other deferred tax assets which may expire unutilized. During 1996, the valuation allowance increased $9.6 million as a result of additional state NOLs and deferred tax assets which arose during 1996 and more likely than not will expire unutilized.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

15. ADDITIONAL FINANCIAL INFORMATION
------------------------------------

     The tables below provide additional financial information related to our consolidated financial statements:


Balance Sheet Information
                                                                             (Dollars in Millions)
                                                               -----------------------------------
At December 31,                                                         1996                  1995
--------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities:
   Accounts payable                                            $     1,667.5        $      1,668.9
   Accrued expenses                                                    789.5                 513.1
   Accrued vacation pay                                                247.3                 242.4
   Accrued taxes                                                        97.6                 195.9
   Interest payable                                                    100.8                 103.2
                                                               --------------       ---------------
Total                                                          $     2,902.7        $      2,723.5
                                                               ==============       ===============
Other current liabilities:
   Advance billings and customer deposits                      $       347.6        $        412.9
   Dividend payable                                                    315.2                 306.4
                                                               --------------       --------------
Total                                                          $       662.8        $        719.3
                                                               ==============       ===============

Cash Flow Information
                                                                                                  (Dollars in Millions)
                                                               --------------------------------------------------------
Years Ended December 31,                                                1996                  1995                 1994
-----------------------------------------------------------------------------------------------------------------------
Cash paid during the year for:
   Income taxes, net of amounts refunded                       $     1,116.0        $      1,182.1       $      1,283.7
   Interest, net of amounts capitalized                                484.9                 564.1                569.1

Noncash investing and financing activities:
   Conversion of accounts receivable to note receivable                    -                   3.4                    -
   Note receivable on sale of business                                     -                     -                435.0
   Note receivable on sale of asset                                      1.9                     -                 39.0
   Acquisition of plant under capital leases                             1.6                  14.0                 11.9
   Acquisition of plant through mortgage assumption                     16.0                     -                    -
   Common stock issued for incentive plans                               4.7                   4.0                  5.3
   Common stock issued for acquisitions                                    -                   5.5                  1.5
   Noncash investment in unconsolidated businesses                       9.0                     -                    -
   Contribution of net assets to unconsolidated businesses:
      Bell Atlantic NYNEX Mobile                                       130.2               1,178.1                    -
      Other                                                                -                  16.4                  1.6
                                                               -------------        --------------       --------------


Income Statement Information
                                                                                                (Dollars in Millions)
                                                               --------------------------------------------------------
Years Ended December 31,                                                1996                  1995                 1994
-----------------------------------------------------------------------------------------------------------------------

Interest expense incurred, net of amounts capitalized          $       486.1        $        571.1       $        624.6
Capitalized interest                                                    49.6                  64.4                 19.1
Advertising expense                                                    141.2                 122.0                122.6
                                                               -------------        --------------       --------------

     Interest expense incurred includes $8.2 million in 1996, $10.1 million in 1995 and $42.5 million in 1994 related to our lease financing business. Such interest expense is classified as other operating expenses.

     Income taxes, plus payroll, gross receipts, property, capital stock and other taxes totaled $1,900.5 million for 1996.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

16. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
-----------------------------------------------

                                                                          (Dollars in Millions, Except Per Share Amounts)
-------------------------------------------------------------------------------------------------------------------------
                                                                                        Income Before
                                                                 Income Before     Extraordinary Item
                                                            Extraordinary Item  and Cumulative Effect
                                                         and Cumulative Effect           of Change in
                            Operating       Operating             of Change in   Accounting Principle
Quarter Ended                Revenues          Income     Accounting Principle       Per Common Share          Net Income
-------------------------------------------------------------------------------------------------------------------------
1996:
   March 31              $    3,219.9      $    800.2                $   464.7              $    1.06          $    606.8
   June 30                    3,223.6           752.4                    463.7                   1.05               463.7
   September 30               3,266.6           759.9                    465.4                   1.06               465.4
   December 31                3,371.3           624.1                    345.6                    .79               345.6
                         ------------      ----------                ---------              ---------          ----------

1995:
   March 31              $    3,449.7      $    831.5                $   414.5              $     .95          $    414.5
   June 30                    3,564.5           843.0                    447.1                   1.02               447.1
   September 30*              3,261.1           719.4                    604.8                   1.38               604.8
   December 31                3,154.2           692.3                    395.4                    .90               391.9
                         ------------      ----------                ---------              ---------          ----------

   We restated our results of operations for the first three quarters of 1996 for the effect of a change in the method of accounting for directory publishing revenues and expenses (see Note 2).

* Net income for the third quarter of 1995 includes a gain of approximately $200 million related to the sale of certain cellular properties in connection with the formation of the Bell Atlantic NYNEX Mobile partnership (see Note
   4).

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

17. PROPOSED BELL ATLANTIC-NYNEX MERGER
---------------------------------------
     Bell Atlantic and NYNEX announced a proposed merger of equals under a definitive merger agreement entered into on April 21, 1996 and amended on July 2, 1996. Under the terms of the amended agreement, NYNEX will become a subsidiary of Bell Atlantic. NYNEX stockholders will receive 0.768 of a share of Bell Atlantic common stock for each share of NYNEX common stock that they own. Bell Atlantic stockholders will continue to own their existing shares after the merger.

     The merger is expected to qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, the companies will be treated as if they had always been combined. At special meetings held in November 1996, the stockholders of both companies approved the merger. The completion of the merger is subject to a number of conditions, including certain regulatory approvals and receipt of opinions that the merger will be tax free. The merger is expected to close in April 1997.

     We have provided the following unaudited pro forma combined condensed financial statements which give effect to the merger using the pooling-of-interests method of accounting. These financial statements include certain reclassifications to conform to the presentation that will be used by the post-merger company, and certain pro forma adjustments that conform the companies' methods of accounting. This information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred had the merger been consummated at the dates indicated, nor is it necessarily indicative of future operating results or financial position of the post-merger company.


PRO FORMA COMBINED CONDENSED BALANCE SHEET (UNAUDITED)

                                                 (Dollars in Millions)
At December 31,                                                   1996
----------------------------------------------------------------------
Assets
Current assets
  Cash and cash equivalents                              $       249.4
  Short-term investments                                         300.5
  Accounts receivable, net                                     6,261.3
  Other                                                        1,600.5
                                                         -------------
                                                               8,411.7
                                                         -------------
Plant, property and equipment                                 75,861.7
  Less accumulated depreciation                               39,622.7
                                                         -------------
                                                              36,239.0
                                                         -------------
Investments in
  unconsolidated businesses                                    4,946.3
Other assets                                                   3,891.3
                                                         -------------
Total assets                                             $    53,488.3
                                                         =============

Liabilities and Shareowners' Investment
Current liabilities
  Debt maturing within one year                          $     2,884.2
  Accounts payable and accrued liabilities                     6,159.5
  Other                                                        1,493.3
                                                         -------------
                                                              10,537.0
                                                         -------------
Long-term debt                                                15,286.0
                                                         -------------
Employee benefit obligations                                   9,529.4
                                                         -------------
Deferred credits and other liabilities                         3,044.4
                                                         -------------
Minority interest, including a
  portion subject to redemption requirements                   2,014.2
                                                         -------------
Preferred stock of subsidiary                                    145.0
                                                         -------------
Shareowners' investment
  Common stock                                                    78.7
  Contributed capital                                         13,226.9
  Reinvested earnings                                          1,303.8
  Foreign currency translation adjustment                       (319.4)
                                                         -------------
                                                              14,290.0
  Less common stock in treasury, at cost                         589.3
  Less deferred compensation --
   employee stock ownership plans                                768.4
                                                         -------------
                                                              12,932.3
                                                         -------------
Total liabilities and shareowners' investment            $    53,488.3
                                                         =============


--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements continued
--------------------------------------------------------------------------------

Note 17 continued

PRO FORMA COMBINED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)

                                                                        (Dollars in Millions, Except Per Share Amounts)
                                                               --------------------------------------------------------
Years Ended December 31,                                                1996                  1995                 1994
-----------------------------------------------------------------------------------------------------------------------
Operating revenues                                             $    29,145.8        $     27,927.8       $     27,098.0
Operating expenses                                                  22,958.4              22,404.6             22,500.3
                                                               --------------------------------------------------------
Operating income                                                     6,187.4               5,523.2              4,597.7
Income from unconsolidated businesses                                   14.2                  12.7                 98.8
Other income and expense, net                                         (189.5)                572.0                (20.6)
Interest expense                                                     1,080.6               1,265.7              1,230.8
Provision for income taxes                                           1,788.1               1,835.0              1,212.2
                                                               --------------------------------------------------------
Income from continuing operations                                    3,143.4               3,007.2              2,232.9
Extraordinary items
   Discontinuation of regulatory accounting
      principles, net of tax                                               -              (2,919.4)            (2,150.0)
   Early extinguishment of debt, net of tax                                -                  (3.5)                (6.7)
Cumulative effect of change in accounting principle
   Directory publishing, net of tax                                    273.1                     -                    -
                                                               --------------------------------------------------------
Net income                                                     $     3,416.5        $         84.3       $         76.2
                                                               ========================================================

Income from continuing operations per common share             $        4.06       $          3.93      $          2.94
Net income per common share                                    $        4.41       $           .11      $           .10
Weighted average number of common shares and
   equivalent shares outstanding (in millions)                         775.1                 765.9                758.8


     It is anticipated that a one-time pretax charge of approximately $200 million for direct incremental merger-related costs will be recorded in the quarter in which the merger is completed. In the December 31, 1996 pro forma combined condensed balance sheet, unpaid merger-related costs have been reflected as an increase to accounts payable and accrued liabilities, with a deferred tax benefit included in other assets. On an after-tax basis, these costs have been reflected as a reduction in reinvested earnings.