Form 10-K, Exhibit 13
period 2002-12-31
VERIZON COMMUNICATIONS INC
filed 2003-03-14
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

		(dollars in millions, except per share amounts)
	2002	2001	2000	1999	1998

Results of Operations
Operating revenues	$67,625	$67,190	$64,707	$58,194	$57,075
Operating income	14,997	11,532	16,758	15,953	11,756
Income before extraordinary items and cumulative effect of accounting change	4,584	590	10,810	8,296	5,326
Per common share – basic	1.67	.22	3.98	3.03	1.94
Per common share – diluted	1.67	.22	3.95	2.98	1.92
Net income	4,079	389	11,797	8,260	4,980
Net income available to common shareowners	4,079	389	11,787	8,260	4,948
Per common share – basic	1.49	.14	4.34	3.02	1.81
Per common share – diluted	1.49	.14	4.31	2.97	1.79
Cash dividends declared per common share	1.54	1.54	1.54	1.54	1.54

Financial Position
Total assets	$167,468	$170,795	$164,735	$112,830	$98,164
Long-term debt	44,791	45,657	42,491	32,419	33,064
Employee benefit obligations	15,390	11,898	12,543	13,744	14,788
Minority interest, including a portion subject to redemption requirements	24,141	22,149	21,830	1,900	2,490
Shareowners’ investment	32,616	32,539	34,578	26,376	21,435

•	Significant events affecting our historical earnings trends in 2000 through 2002 are described in Management’s Discussion and Analysis of Results of Operations and Financial Condition.

•	1999 data includes a net gain on the sale of assets, merger-related costs and other special and non-recurring items.

•	1998 data includes retirement incentive costs, merger-related costs and other special and non-recurring items.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

Verizon Communications Inc. is one of the world’s leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 135.8 million access line equivalents and 32.5 million wireless customers. Verizon is also the largest directory publisher in the world. With more than $67 billion in annual revenues and 229,500 employees, Verizon’s global presence extends to 32 countries in the Americas, Europe, Asia and the Pacific.

We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, International and Information Services. Domestic Telecom includes local, long distance and other telecommunication services. Domestic Wireless products and services include wireless voice and data services, paging services and equipment sales. International operations include wireline and wireless communications operations and investments in the Americas, Europe, Asia and the Pacific. Information Services consists of our domestic and international publishing businesses, including print SuperPages® and electronic SuperPages.com® directories, as well as includes website creation and other electronic commerce services.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight special and non-recurring items. In the following section, we review the performance of our four reportable segments. We exclude the effects of the special and non-recurring items from the segments’ results of operations since management does not consider them in assessing segment performance, due primarily to their non-recurring and/or non-operational nature. We believe that this presentation will assist readers in better understanding our results of operations and trends from period to period. This section on consolidated results of operations carries forward the segment results, which exclude the special and non-recurring items, and highlights and describes those items separately to ensure consistency of presentation in this section and the “Segment Results of Operations” section.

The special and non-recurring items include operating results through the sale date of 1.27 million non-strategic access lines sold in 2002, 1.6 million non-strategic access lines sold during 2000 and the consolidated results of Genuity Inc. through June 30, 2000, which are not included in segment results of operations to enhance comparability. In addition, consolidated operating results include several other events and transactions that are highlighted because of their non-recurring and/or non-operational nature. See “Special and Non-Recurring Items” for additional discussion of these items.

The significant items impacting Verizon’s consolidated revenues, consolidated operating expenses and consolidated net income are summarized below and described in additional detail in the “Segment Results of Operations,” “Special and Non-Recurring Items” and “Other Consolidated Results” sections.

Consolidated Revenues

				(dollars in millions)
Years Ended December 31,	2002	2001	% Change	2001	2000	% Change

Domestic Telecom	$40,712	$42,081	(3.3)%	$42,081	$42,322	(0.6)%
Domestic Wireless	19,260	17,393	10.7	17,393	14,236	22.2
International	2,962	2,337	26.7	2,337	1,976	18.3
Information Services	4,287	4,313	(0.6)	4,313	4,144	4.1
Corporate & Other	(219)	69	nm	69	(276)	nm
Special and Non-Recurring Items	623	997	(37.5)	997	2,305	(56.7)

Consolidated Revenues	$67,625	$67,190	0.6	$67,190	$64,707	3.8

nm — Not meaningful

2002 Compared to 2001

Domestic Telecom’s 2002 revenues were lower than 2001 by $1,369 million. Local service revenues declined $1,167 million, or 5.4% in 2002 largely due to lower demand and usage of our basic local wireline services and mandated intrastate price reductions. Our network access revenues increased $327 million, or 2.5% in 2002 mainly as a result of higher customer demand for data transport services (primarily special access services and digital subscriber lines, or DSL). Long distance service revenues increased $100 million, or 3.3% in 2002 primarily as a result of revenue growth from our interLATA long distance services offered throughout the region, partially offset by the effects of competition and toll calling discount packages and product bundling offers of our intraLATA toll services. In 2002, revenues from other services declined $629 million, or 13.7% substantially due to lower customer premises equipment and supply sales to some major customers, lower volumes at some of our non-regulated businesses due to the slowing economy and a decline in public telephone revenues as more customers substituted wireless communications for pay telephone services.

Domestic Wireless’s revenues were higher by $1,867 million in 2002, largely due to customer additions and higher revenue per customer per month. Our Domestic Wireless segment ended 2002 with 32.5 million customers, an increase of 10.5% over year-end 2001 and average revenue per customer per month grew by 1.1% to $48.35 in 2002.

Revenues earned by International grew by $625 million in 2002 primarily due to the consolidation of Telecomunicaciones de Puerto Rico, Inc. (TELPRI) partially offset by the deconsolidation of CTI Holdings, S.A. (CTI) in 2002. Adjusting 2001 for the consolidation of TELPRI and the deconsolidation of CTI to be comparable with 2002, revenues generated by our international businesses declined by $210 million, or 6.6% in 2002 due primarily to the weak economies and increased competition in our Latin America markets as well as reduced software sales.

Lower special and non-recurring items in 2002 of $374 million are the result of the sales of wireline access lines in the third quarter of 2002, compared to a full year of results of operations for those lines in 2001.

2001 Compared to 2000

Domestic Telecom ended 2001 with a decline in revenues of $241 million compared to 2000. In 2001, local service revenues declined $138 million, or 0.6% due to the effects of lower demand and usage of our basic local wireline services and mandated intrastate price reductions. Our network access revenues grew $270 million, or 2.1% in 2001 due mainly to higher customer demand, primarily for special access services (including DSL). Long distance service revenues declined $41 million, or 1.3% in 2001 primarily due to competition and the effects of toll calling discount packages and product bundling offers of our intraLATA toll services, largely offset by revenue growth from our interLATA long distance services. Revenues from other services declined $332 million, or 6.7% in 2001 principally as a result of lower sales of customer premises equipment, a decline in public telephone revenues as more customers substituted wireless communications for pay telephone services, and lower billing and collection revenues reflecting the take-back of these services by interexchange carriers.

Revenues earned by Domestic Wireless in 2001 grew by $3,157 million. By including the revenues of the properties of the Verizon Wireless joint venture and excluding the impact of wireless overlap properties in 2000 on a basis comparable with 2001, revenues were $2,030 million, or 13.2%, higher than 2000. On this comparable basis, revenue growth was largely attributable to customer additions and slightly higher revenue per customer per month. Our domestic wireless customer base grew to 29.4 million customers in 2001, compared to 26.8 million customers in 2000, an increase of nearly 10%.

Revenues earned by International grew by $361 million in 2001, primarily due to an increase in wireless revenues resulting from an increase in wireless subscribers of consolidated subsidiaries.

Revenues from our Information Services segment increased $169 million in 2001. This increase was due primarily to growth in directory advertising revenues and extension revenues, continued growth of our Internet directory service, SuperPages.com®, and increased revenue from a 2001 acquisition.

Special and non-recurring items include the revenues associated with significant operations sold, primarily the wireline access lines in 2002 and 2000 as well as revenues of Genuity reported prior to the deconsolidation of Genuity on June 30, 2000, and represented a reduction of consolidated revenues in 2001 of $1,308 million.

Consolidated Operating Expenses

Consolidated operating expenses include operations and support expense, depreciation and amortization and sales of assets, net.

		(dollars in millions)
Years Ended December 31,	2002	2001	% Change	2001	2000	% Change

Domestic Telecom	$31,730	$32,847	(3.4)%	$32,847	$32,750	0.3%
Domestic Wireless	15,620	15,088	3.5	15,088	12,457	21.1
International	2,355	2,044	15.2	2,044	1,714	19.3
Information Services	2,173	2,040	6.5	2,040	2,100	(2.9)
Corporate & Other	(707)	(651)	8.6	(651)	(584)	11.5
Special and Non-Recurring Items	1,457	4,290	(66.0)	4,290	(488)	nm

Consolidated Operating Expenses	$52,628	$55,658	(5.4)	$55,658	$47,949	16.1

nm — Not meaningful

2002 Compared to 2001

Domestic Telecom’s operations and support expenses decreased in 2002 by $1,302 million, or 5.5% principally due to reduced spending for materials and contracted services, driven by lower capital expenditures, strong cost control management, business integration activities and achievement of merger synergies. Lower overtime for installation and maintenance activity principally as a result of reduced volumes at our dispatch and call centers and lower employee costs associated with declining workforce levels also contributed to the decline in operating costs. In addition, lower cost of sales at our customer premises equipment and supply business driven by declining business volumes contributed to the 2002 cost reductions. These cost reductions were partially offset by higher costs associated with our growth businesses such as data and long distance services, salary and wage increases, higher employee medical costs and higher uncollectible accounts receivable for competitive local exchange carriers (CLECs) and other wholesale customers. The increase in depreciation and amortization expense included the effect of growth in depreciable telephone plant and increased software amortization costs. These factors were offset, in part, by the effect of lower rates of depreciation.

Operations and support expenses at Domestic Wireless increased in 2002 by $948 million, or 8.3% due primarily to increased advertising and selling expenses related to an increase in gross retail customer additions in 2002 compared to 2001, as well as increased salary and wage expense in customer care and sales channels. Depreciation and amortization expense decreased in 2002 by $416 million, or 11.2% as a result of a reduction of amortization expense from the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which requires that goodwill and indefinite-lived intangible assets no longer be amortized. This decrease was partially offset by increased depreciation expense related to the increase in depreciable assets related to an increased asset base.

International’s operations and support expenses increased by $201 million, or 12.4% in 2002 primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. Adjusting 2001 to be comparable with 2002, operations and support expense decreased $190 million, or 9.4% in 2002 reflecting lower variable costs associated with reduced sales volumes in Latin America and credits related to the settlement of a contract dispute in 2002. Depreciation and amortization expense increased $110 million, or 26.1% in 2002 primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. Adjusting 2001 to be comparable with 2002, depreciation and amortization expense decreased $3 million, or 0.6% in 2002.

Consolidated operating expenses in 2002 were favorably impacted by special and non-recurring items including the pretax gains on sales, net of $2,747 million, primarily from the non-strategic access line sales, compared to exit costs of $350 million in 2001, lower transition costs of $529 million compared to 2001 and lower operating expenses of $172 million related to the sales of wireline access lines in the third quarter of 2002. This benefit is partially offset by higher severance, pension and benefit charges of $355 million and other special and non-recurring items of $610 million in 2002. Other special and non-recurring items are primarily comprised of asset impairment charges.

2001 Compared to 2000

Domestic Telecom’s operations and support expenses declined in 2001 by $601 million, or 2.5% as a result of strong cost containment measures, merger-related savings and other cost reductions. Operating expenses included increased costs associated with our growth businesses such as long distance and data services. Also included in 2001 operating expenses is a pretax charge of $285 million ($172 million after-tax, or $.06 per diluted share) related to losses, and service disruption and restoration costs, net of insurance recovery, associated with the September 11, 2001 terrorist attacks (also see “Segment Results of Operations-Domestic Telecom”). Verizon’s insurance policies are limited to losses of $1 billion for each occurrence and include a deductible of $1 million. The cost and insurance recovery were recorded in accordance with Emerging Issues Task Force (EITF) Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001.” Depreciation and amortization expense increased by $698 million, or 8.2%, in 2001 principally due to growth in depreciable telephone plant and increased software amortization costs. These factors were partially offset by the effect of lower rates of depreciation.

Domestic Wireless’s operations and support expenses increased by $1,816 million, or 19.0% in 2001. By including the expenses of the properties of the Verizon Wireless joint venture in 2000 on a basis comparable with 2001, operations and support expenses were $1,186 million, or 11.6% higher than 2000. Higher costs were attributable to the growth in the subscriber base as well as the continuing migration of analog customers to digital. Depreciation and amortization expense increased by $815 million, or 28.2% in 2001. Adjusting for the joint venture in a manner similar to operations and support expenses above, depreciation and amortization was $336 million, or 10.0% higher than 2000. Capital expenditures for our cellular network increased in 2001 to support increased demand in all markets.

Operations and support expenses of International increased by $263 million, or 19.4% in 2001. The higher costs in 2001 were primarily generated by the Global Solutions Inc. start-up and its continued expansion throughout 2001. Depreciation and amortization expense increased by $67 million, or 18.9% in 2001 due to the capital expenditures necessary to support the growth in cellular customers.

The special and non-recurring items include operating expenses associated with operations sold, primarily the wireline access lines in 2002 and 2000 as well as Genuity’s operating expenses reported prior to the deconsolidation of Genuity on June 30, 2000 and other special and non-recurring items, and represented a reduction of consolidated operating expenses in 2001 of $1,411 million.

Consolidated operating expenses in 2001 also included several other special and non-recurring items. Transition costs related to the Bell Atlantic Corporation-GTE Corporation merger and the formation of the Verizon Wireless joint venture were $1,039 million ($578 million after taxes and minority interest, or $.21 per diluted share) in 2001, compared to $694 million ($316 million after taxes and minority interest, or $.12 per diluted share) in 2000. In addition, we recognized net losses in operations related to sales of assets, impairments of assets held for sale and other charges of $350 million ($226 million after-tax, or $.08 per diluted share) in 2001, compared to net gains related to sales of assets and impairments of assets held for sale of $3,793 million ($1,987 million after-tax, or $.73 per diluted share). Also in 2001, we recorded a special charge of $1,596 million ($984 million after-tax, or $.36 per diluted share) primarily associated with employee severance costs and related pension enhancements. In 2000, we recorded pension settlement gains of $911 million ($564 million after-tax, or $.21 per diluted share). Those gains relate to settlements of pension obligations for some former GTE employees. Also in 2001, we recorded a charge of $672 million ($663 million after-tax, or $.24 per diluted share) primarily relating to our cellular subsidiary in Argentina, given the status of the Argentinean economy, the devaluation of the Argentinean peso as well as future economic prospects, including a worsening of the recession. Other charges and special and non-recurring items in 2001 and 2000 include asset impairments and investment write-offs.

Consolidated Net Income

					(dollars in millions)
Years Ended December 31,	2002	2001	% Change	2001	2000	% Change

Domestic Telecom	$4,387	$4,551	(3.6)%	$4,551	$4,839	(6.0)%
Domestic Wireless	966	537	79.9	537	444	20.9
International	1,047	958	9.3	958	733	30.7
Information Services	1,281	1,352	(5.3)	1,352	1,238	9.2
Corporate & Other	682	792	(13.9)	792	708	11.9
Special and Non-Recurring Items	(4,284)	(7,801)	nm	(7,801)	3,835	nm

Consolidated Net Income	$4,079	$389	nm	$389	$11,797	(96.7)

nm — Not meaningful

2002 Compared to 2001

The significant items affecting net income in 2002 compared to 2001 include the impact, after taxes and minority interest, of changes in revenues and operating expenses previously described and special and non-recurring items recorded in non-operating expense and income accounts. These special and non-recurring items recorded in 2002 include after-tax losses on unconsolidated investments of $5,139 million ($1.87 per diluted share), primarily related to our investments in Genuity, Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) and TELUS Corporation. We determined that market value declines in these investments were considered other than temporary. These losses were partially offset by tax benefits of $2,104 million ($.77 per diluted share) pertaining to current and prior year investment impairments and an after-tax gain on the sale of an international investment of $229 million ($.08 per diluted share). In addition, 2002 includes an after-tax charge of $496 million ($.18 per diluted share) associated with the cumulative effect of adopting SFAS No. 142.

Similar items in results of operations for 2001 include the recognition of pretax losses totaling $5,937 million ($4,858 million after-tax, or $1.78 per diluted share) primarily relating to our investments in Genuity, Cable & Wireless plc (C&W), NTL Incorporated (NTL) and Metromedia Fiber Network, Inc. (MFN). We determined that market value declines in these investments were considered other than temporary. Substantially all of this total charge was recorded in Income (Loss) from Unconsolidated Businesses. Results of operations in 2001 also include an after-tax charge of $182 million ($.07 per diluted share) associated with the cumulative effect of adopting new accounting for derivative financial instruments and a charge of $182 million ($179 million after taxes and minority interest, or $.07 per diluted share) related to the mark-to-market of derivative financial instruments.

International’s income from unconsolidated businesses decreased by $58 million, or 6.3% in 2002. Adjusting 2001 for the consolidation of TELPRI and the deconsolidation of CTI, income from unconsolidated businesses increased $107 million, or 14.2% in 2002. This increase primarily reflects the 2002 cessation of recording CTI’s operating losses and gains on sales of equity investments. Partially offsetting these increases was the impact of fluctuations of the Venezuelan bolivar on the results of CANTV in 2002.

2001 Compared to 2000

Included in results of operations for 2001 is the recognition of pretax losses totaling $5,937 million ($4,858 million after-tax, or $1.78 per diluted share) primarily relating to our investments in Genuity, C&W, NTL and MFN. We determined that market value declines in these investments were considered other than temporary. Substantially all of this total charge was recorded in Income (Loss) from Unconsolidated Businesses. In 2000, we recorded a non-cash pretax gain of $3,088 million ($1,941 million after-tax, or $.71 per diluted share) in Income (Loss) From Unconsolidated Businesses in connection with the restructuring of Cable & Wireless Communications plc (CWC). In connection with this restructuring, we received shares of C&W and NTL.

International’s income from unconsolidated businesses increased by $247 million, or 36.8% in 2001. This increase was primarily due to improved operational growth at Vodafone Omnitel N.V. (Omnitel) and CANTV.

In 2000, we recorded a gain on a mark-to-market adjustment of $664 million ($431 million after-tax, or $.16 per diluted share) related to our notes which were exchangeable into shares of C&W and NTL.

During the second half of 2000, we completed the sale of several overlapping wireless properties resulting in a total pretax gain of $1,724 million ($1,039 million after-tax, or $.38 per diluted share). Since the sales were required by a consent decree and occurred after the Bell Atlantic-GTE merger, the gains on sales were recorded net of taxes as Extraordinary Items.

Results of operations in 2001 also include an after-tax charge of $182 million ($.07 per diluted share) associated with the cumulative effect of adopting new accounting for derivative financial instruments and a charge of $182 million ($179 million after taxes and minority interest, or $.07 per diluted share) related to the mark-to-market of derivative financial instruments. We adopted the provisions of new accounting rules on revenue recognition in 2000. Our 2000 results include the initial impact of adoption recorded as a cumulative effect of an accounting change of $40 million after-tax ($.01 per diluted share).

Pension and Other Postretirement Benefits

Income, net of expenses related to Verizon’s pension and other postretirement plans, before special and non-recurring items, contributed $971 million ($.35 per diluted share) to Verizon’s net income in 2002. Similar amounts were recorded in 2001 and 2000. However, as of December 31, 2002, Verizon changed key employee benefit plan assumptions in response to current conditions in the securities markets and medical and prescription drug costs trends. The expected rate of return on pension plan assets has been changed from 9.25% in 2002 to 8.50% in 2003 and the expected rate of return on other postretirement benefit plan assets has been changed from 9.10% in 2002 to 8.50% in 2003. The discount rate assumption has been lowered from 7.25% in 2002 to 6.75% in 2003 and the medical cost trend rate assumption has been increased from 10.00% in 2002 to 11.00% in 2003. The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the past three years, is expected to be a reduction of pension income, net of other postretirement benefit expense, of $.30 to $.32 per diluted share in 2003. In addition, we anticipate reporting a declining level of earnings from pensions and other postretirement benefits for the following two to three years.

Segment Results of Operations

We measure and evaluate our reportable segments based on segment income. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-operational and/or non-recurring nature. Although such transactions are excluded from business segment results, they are included in reported consolidated earnings. We previously highlighted the more significant of these transactions in the “Consolidated Results of Operations” section. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance. These are mostly contained in International and Information Services since they actively manage investment portfolios.

Effective January 1, 2003, our Global Solutions subsidiary was transferred from our International segment to, and consolidated with, our Domestic Telecom segment. The transfer of Global Solutions’ revenues and costs of operations will not be significant to the results of operations of Domestic Telecom or International. See the “International” section for additional information about Global Solutions’ impact on the International segment’s year-over-year comparisons.

Further information about our segments can be found in Note 20 to the consolidated financial statements.

Domestic Telecom

Domestic Telecom provides local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones in 29 states and the District of Columbia. As discussed earlier under “Consolidated Results of Operations,” we recently sold wireline properties representing approximately 1.27 million access lines or 2% of the total Domestic Telecom switched access lines in service. We also sold approximately 1.6 million access lines in 2000. For comparability purposes, the results of operations discussed in this section exclude the properties that have been sold. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services and inventory management services.

Highlights

Domestic Telecom’s revenue growth rates in both years were pressured by several factors including the weakened U.S. economy and rate reductions mandated by regulators. The effects of the depressed economy, particularly in 2002, slowed demand for basic wireline and other services. In addition, Domestic Telecom continues to be affected by competition and technology substitution, as more customers choose wireless and Internet services in place of some basic wireline services.

Despite these challenges, our data transport and long distance businesses continued to show solid demand and revenue growth. Data transport revenues, which include our high-bandwidth, packet-switched and special access services, as well as DSL services, grew in both 2002 and 2001 due to strong customer demand for high-capacity, high-speed digital services. Long distance revenues gained in both years due primarily to new subscriber growth resulting from the introduction of long distance services in a number of states throughout our region. Verizon is now the nation’s third largest provider of consumer long distance service, with more than half of its 10.4 million long distance customers in the former Bell Atlantic territory.

Domestic Telecom’s operations and support expenses declined in 2002 and 2001 as a result of strong cost containment measures, merger-related savings and other cost reductions. Operating expenses in both years included increased entry costs associated with our growth businesses such as long distance and data services. These entry costs include customer acquisition expenses associated with the launch of long distance in many states and costs related to marketing, distribution and service installation of our DSL service. Costs in 2001 also included expenses related to the events of September 11, 2001 (see “Consolidated Results of Operations”). Depreciation and amortization expense increased as a result of growth in depreciable telephone plant and increased software amortization costs, partially offset by lower rates of depreciation for some telephone plant assets.

Additional financial information about Domestic Telecom’s results of operations for 2002, 2001 and 2000 follows:

Operating Revenues

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Local services	$20,271	$21,438	$21,576
Network access services	13,295	12,968	12,698
Long distance services	3,170	3,070	3,111
Other services	3,976	4,605	4,937

	$40,712	$42,081	$42,322

Local Services

Local service revenues are earned by our telephone operations from the provision of local exchange, local private line, wire maintenance, voice messaging and value-added services. Value-added services are a family of services that expand the utilization of the network, including products such as Caller ID, Call Waiting and Return Call. The provision of local exchange services not only includes retail revenue but also includes local wholesale revenues from unbundled network elements (UNEs), interconnection revenues from CLECs, wireless interconnection revenues and some data transport revenues.

Local service revenues declined $1,167 million, or 5.4% in 2002 and $138 million, or 0.6% in 2001, largely due to lower demand and usage of our basic local wireline services and mandated intrastate price reductions. Our switched access lines in service declined 3.7% from December 31, 2001 to December 31, 2002 and declined 2.3% from December 31, 2000 to December 31, 2001, primarily reflecting the impact of the economic slowdown and competition for some local services. Technology substitution has also affected local service revenue growth in both years, as indicated by lower demand for residential access lines of 2.8% from 2001 to 2002 and 1.4% from 2000 to 2001. A primary contributor to the decline in residential access lines is a decrease in additional lines, with second lines in service of 5.3 million, 5.9 million and 6.2 million at December 31, 2002, 2001 and 2000, respectively. At the same time, basic business access lines have declined 5.2% from 2001 to 2002 and 3.9% from 2000 to 2001, primarily reflecting the continued weakness in the economy and a shift to high-speed, high-volume special access lines.

These factors were partially offset in both years by higher payments received from CLECs for interconnection of their networks with our network and by increased sales of packaged wireline services as a result of expanded new products and pricing plans. Sales of packages of wireline services increased by approximately 22% in 2002 over 2001 and 48% in 2001 over 2000. Today, more than 20% of our consumer customer base subscribes to a package, compared to 16% in 2001. Nearly 570,000 customers subscribe to the Verizon “Veriations” package plans that were introduced in the second half of 2002. These plans bundle local services, long distance, wireless and Internet access in a discounted bundle available on one bill. Our ONE-BILL service, which provides Verizon local, long distance and wireless charges on a single monthly bill, is now available in 20 of the 29 states where Verizon provides wireline services.

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

Our network access services revenues increased $327 million, or 2.5% in 2002 and $270 million, or 2.1% in 2001. This growth was mainly attributable to higher customer demand for data transport services (primarily special access services and DSL) that grew 9.2% in 2002 and 19.3% in 2001, compared to prior years. Special access revenue growth reflects strong demand in the business market for high-capacity, high-speed digital services. Voice-grade equivalents (switched access lines and data circuits) grew 4.5% in 2002 and 13.7% in 2001 compared to the prior year, as more customers chose digital services. We added approximately 600,000 new DSL lines in 2002, for a total of 1.79 million lines in service at December 31, 2002, a more than 50% year-over-year increase. Currently, 62% of our total access lines qualify for DSL service and 57% of households are covered by DSL service. At the same time, customer service levels continue to show improvement through a reduction in the DSL order provisioning interval from more than fifteen days in 2001 to five days by the end of 2002, and we have nearly reached a 100% self installation rate by our customers. At December 31, 2001, DSL lines in service were 1.19 million, compared to 540,000 DSL lines in service at December 31, 2000. In addition to volume-related growth, network access revenues in the fourth quarter of 2002 also included the favorable effect of a state regulatory decision in Michigan.

These factors in 2002 and 2001 were partially offset by price reductions associated with federal and state price cap filings and other regulatory decisions and declining switched minutes of use (MOUs). Switched MOUs declined by 8.4% in 2002 and 1.0% in 2001. State rate reductions on access services were approximately $72 million in 2002, $165 million in 2001 and $285 million in 2000. The Federal Communications Commission (FCC) regulates the rates that we charge long distance carriers and end-user subscribers for interstate access services. We are required to file new access rates with the FCC each year. In July 2000, we implemented the Coalition for Affordable Local and Long Distance Services (CALLS) plan. Interstate price reductions on access services were approximately $48 million in 2002, $300 million in 2001 and $520 million in 2000. Revenue growth in both years was also negatively affected by the slowing economy, as reflected by declines in minutes of use from carriers and CLECs of 8.4% in 2002 and 1.0% in 2001, compared to prior years.

See “Other Factors That May Affect Future Results” for additional information on FCC rulemakings concerning federal access rates, universal service and unbundling of network elements.

WorldCom Inc., including its affiliates, purchases dedicated local exchange capacity from us to support its private networks and we also charge WorldCom for access to our local network. In addition, we sell local wholesale interconnection services and provide billing and collection services to WorldCom. We purchase long distance and related services from WorldCom. On July 21, 2002, WorldCom filed for Chapter 11 bankruptcy protection. During 2002, we recorded revenues earned from the provision of primarily network access services to WorldCom of approximately $2.1 billion. If WorldCom terminates contracts with us for the provision of services, our operating revenues would be lower in future periods. Lower revenues as a result of canceling contracts for the provision of services could be partially offset, in some cases, by the migration of customers on the terminated facilities to Verizon or other carriers who purchase capacity and/or interconnection services from Verizon. At December 31, 2002, accounts receivable from WorldCom, net of a provision for uncollectibles, was approximately $300 million. We continue to closely monitor our collections on WorldCom account balances. WorldCom is current with respect to its post-bankruptcy obligations. We believe we are adequately reserved for the potential risk of non-payment of pre-bankruptcy receivables from WorldCom.

Long Distance Services

Long distance service revenues include both intraLATA toll services and interLATA long distance voice and data services.

Long distance service revenues increased $100 million, or 3.3% in 2002 primarily as a result of revenue growth from our interLATA long distance services offered throughout the region. We now offer long distance service in 47 states and to more than 90% of our local telephone customers across the country. In 2002, we began offering long distance services in Rhode Island, Vermont, Maine, New Jersey, New Hampshire, Delaware and Virginia. At December 31, 2002, we had a total of 10.4 million long distance customers nationwide, representing an increase of nearly 3.0 million long distance customers year-over-year, or nearly 40% customer growth and 21% interLATA long distance service revenue growth from last year. In March 2003, the FCC must act on our application to offer long distance in Maryland, West Virginia and the District of Columbia. After the FCC approves the application for the three remaining regions, we will have the ability to offer long distance services nationwide.

Long distance service revenue growth in 2002 was partially offset by the effects of competition and toll calling discount packages and product bundling offers of our intraLATA toll services. However, we are experiencing net win-backs of customers for intraLATA toll services in the states where interLATA long distance service has been introduced. Technology substitution and lower access line growth due to the slowing economy also affected long distance service revenue growth.

Long distance service revenues declined $41 million, or 1.3% in 2001 primarily due to competition and the effects of toll calling discount packages and product bundling offers of our intraLATA toll services. These reductions were largely offset by revenue growth from our interLATA long distance services, including significant customer win-backs resulting from the introduction of interLATA long distance services in New York in 2000 and in Massachusetts, Connecticut and Pennsylvania in 2001. At December 31, 2001, we had 7.4 million long distance customers nationwide, compared to 4.7 million long distance customers at December 31, 2000.

See also “Other Factors That May Affect Future Results” for a discussion of the interLATA long distance market in our region.

Other Services

Our other services include such services as billing and collections for long distance carriers, public (coin) telephone and customer premises equipment and supply sales. Other services revenues also include services provided by our non-regulated subsidiaries such as inventory management and purchasing, and data solutions and systems integration businesses.

In 2002, revenues from other services declined $629 million, or 13.7%. This decline was substantially due to lower customer premises equipment and supply sales to some major customers, lower volumes at some of our non-regulated businesses due to the slowing economy and a decline in public telephone revenues as more customers substituted wireless communications for pay telephone services.

In 2001, revenues from other services declined $332 million, or 6.7% principally as a result of lower sales of customer premises equipment, a decline in public telephone revenues due to wireless substitution, and lower billing and collection revenues reflecting the take-back of these services by interexchange carriers. Lower data solutions and systems integration revenues due to the slowing economy and the effect of closing our CLEC operation further contributed to the revenue decline in 2001. These revenue reductions were partially offset by higher revenues from other non-regulated services.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Operations and support	$22,297	$23,599	$24,200
Depreciation and amortization	9,433	9,248	8,550

	$31,730	$32,847	$32,750

Operations and Support

Operations and support expenses, which consist of employee costs and other operating expenses, decreased by $1,302 million, or 5.5% in 2002 principally due to lower costs at our domestic telephone operations, business integration activities and achievement of merger synergies. In 2002, these reductions were mainly attributable to reduced spending for materials and contracted services, driven by lower capital expenditures and strong cost control management. Lower overtime for installation and maintenance activity principally as a result of reduced volumes at our dispatch and call centers and lower employee costs associated with declining workforce levels also contributed to the decline in operating costs. At December 31, 2002, we reduced our full-time headcount by approximately 18,000 employees, or 10.1%, from the prior year. At year-end 2002, we had reduced the installation and repair overtime hours per employee per week by 23.8% from a year ago. Lower cost of sales at our customer premises equipment and supply business driven by declining business volumes also contributed to the cost reductions in 2002. Favorable adjustments in 2002 included updates to ongoing expense estimates as a result of specific regulatory decisions by the FCC and state regulatory commissions in New York and other states.

These cost reductions were partially offset by higher costs associated with our growth businesses such as data and long distance services. Increased costs associated with salary and wage increases for employees, increased health care costs and higher uncollectible accounts receivable for CLECs and other wholesale customers further offset cost reductions in 2002.

Operations and support expenses decreased by $601 million, or 2.5% in 2001 due mainly to lower overtime for repair and maintenance activity at our domestic telephone operations principally as a result of reduced volumes at our dispatch and call centers and lower employee costs associated with declining workforce levels. At December 31, 2001, we reduced our full-time headcount by approximately 16,900 employees, or 8.6% from the prior year. Operating costs in 2001 had also decreased due to business integration activities and merger-related synergies. Other effective cost containment measures, including lower spending by non-strategic businesses and closing our CLEC operation, also contributed to cost reductions in 2001.

Cost reductions in 2001 were partially offset by additional charges related to the terrorist attacks on September 11, 2001 (see “Consolidated Results of Operations” section) and by higher costs associated with our growth businesses such as long distance and data services. Increased costs associated with uncollectible accounts receivable and higher employee benefit costs further offset cost reductions in 2001. The increase in employee benefit costs in 2001 was largely due to increased health care costs driven by inflation, higher savings plan costs and changes in some plan provisions. These factors were partially offset by favorable pension plan income, including gain amortization.

Depreciation and Amortization

The increase in depreciation and amortization expense in both 2002 and 2001 included the effect of growth in depreciable telephone plant and increased software amortization costs. These factors were offset, in part, by the effect of lower rates of depreciation.

Segment Income

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Segment Income	$4,387	$4,551	$4,839

Segment income decreased by $164 million, or 3.6% from 2001 and decreased by $288 million, or 6.0% from 2000 primarily as a result of the after-tax impact of operating revenues and operating expenses, described above. Special and non-recurring items of $197 million, $1,187 million, and $(1,218) million, after-tax, affected the Domestic Telecom segment in 2002, 2001 and 2000, respectively. Special and non-recurring items in all three years include the results of operations of the access lines sold. Special and non-recurring items in 2002 primarily related to gains on sales of assets, net, offset by employee severance and termination benefit costs and merger-related costs. Special and non-recurring items in 2001 primarily related to merger-related costs and severance and retirement enhancement costs, and special and non-recurring items in 2000 pertained to gains on sales of assets, net, pension settlement gains and merger-related costs.

Domestic Wireless

Our Domestic Wireless segment provides wireless voice and data services, paging services and equipment sales. This segment primarily represents the operations of the Verizon Wireless joint venture. Verizon Wireless was formed in April 2000 through the combination of our wireless properties with the U.S. properties and paging assets of Vodafone Group plc (Vodafone), including the consolidation of PrimeCo Personal Communications, L.P. (PrimeCo). Verizon owns a 55% interest in the joint venture and Vodafone owns the remaining 45%. The 2002 and 2001 financial results included in the table below reflect the combined results of Verizon Wireless. The period prior to the formation of Verizon Wireless is reported on a historical basis, and therefore, does not reflect the contribution of the Vodafone properties and the consolidation of PrimeCo. In addition, the financial results of several overlap properties, that were subsequently sold, were included in Domestic Wireless’s results through June 30, 2000.

Operating Revenues

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Wireless sales and services	$19,260	$17,393	$14,236

Domestic Wireless’s revenues grew by $1,867 million, or 10.7% in 2002. This revenue growth was largely attributable to customer additions and higher revenue per customer per month. Our Domestic Wireless segment ended 2002 with 32.5 million customers, an increase of 10.5% over year-end 2001, which included 485,000 subscribers added as a result of acquisitions during 2002, primarily from the acquisition of Price Communications Corp.’s (Price) wireless operations in Alabama, Florida, Georgia and South Carolina. Total churn decreased to 2.3% in 2002, compared to 2.5% in 2001. Average revenue per customer per month grew by 1.1% to $48.35 in 2002, compared to 2001, primarily due to increased access revenue per subscriber. Retail customers, who generally produce higher service revenue than wholesale customers, comprised approximately 97% of the subscriber base at the end of 2002, compared to 93% at the end of 2001.

Approximately 28.6 million, or almost 88%, of Verizon Wireless customers now subscribe to CDMA (Code Division Multiple Access) digital services, and generate more than 97% of our busy-hour usage, compared to 93% at year-end 2001.

Domestic Wireless’s revenues grew by $3,157 million, or 22.2% in 2001. By including the revenues of the properties of the wireless joint venture and excluding the impact of wireless overlap properties on a basis comparable with 2001, revenues were $2,030 million, or 13.2% higher than 2000. On this comparable basis, revenue growth was largely attributable to customer additions and slightly higher revenue per customer per month. At year-end 2001, customers totaled approximately 29.4 million, an increase of 9.8% over year-end 2000.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Operations and support	$12,327	$11,379	$9,563
Depreciation and amortization	3,293	3,709	2,894

	$15,620	$15,088	$12,457

Operations and Support

Operations and support expenses, which represent employee costs and other operating expenses, increased by $948 million, or 8.3% in 2002 and $1,816 million, or 19.0% in 2001. Higher costs were attributable to increased advertising and selling expenses related to an increase in gross retail customer additions in 2002 compared to 2001, as well as increased salary and wage expense in customer care and sales channels.

The increased costs in 2001 were attributable to the growth in the subscriber base described above, as well as the migration of analog customers to digital.

Depreciation and Amortization

Depreciation and amortization expense decreased by $416 million, or 11.2% in 2002 and increased by $815 million, or 28.2% in 2001. The decrease in 2002 was primarily attributable to a reduction of amortization expense from the adoption of SFAS No. 142, effective January 1, 2002, which requires that goodwill and indefinite-lived intangible assets no longer be amortized. This decrease was partially offset by increased depreciation expense related to the increase in depreciable assets related to an increased asset base.

The 2001 increase was mainly attributable to increased capital expenditures to support the increasing demand for wireless services.

Segment Income

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Segment Income	$966	$537	$444

Segment income increased by $429 million, or 79.9% in 2002 and by $93 million, or 20.9% in 2001, primarily as a result of the after-tax impact of operating revenues and operating expenses described above as well as minority interest and interest expense. Special and non-recurring items of $57 million, $107 million and $(410) million, after-tax, affected the Domestic Wireless segment in 2002, 2001 and 2000, respectively. Special and non-recurring items in 2002 pertained to merger-related costs and employee severance costs. Special and non-recurring items in 2001 primarily related to merger-related costs and special and non-recurring items in 2000 pertained to gains on sales, net and merger-related costs.

Increases in minority interest in 2002 and 2001 were principally due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone beginning in April 2000.

International

Our International segment includes international wireline and wireless telecommunication operations and investments in the Americas, Europe, Asia and the Pacific. Our consolidated international investments as of December 31, 2002 included Grupo Iusacell S.A. de C.V. (Iusacell) in Mexico, CODETEL C. por A. (Codetel) in the Dominican Republic, TELPRI in Puerto Rico, Micronesian Telecommunications Corporation in the Northern Mariana Islands and Global Solutions. Those investments in which we have less than a controlling interest are accounted for by either the cost or equity method.

On January 25, 2002, we exercised our option to purchase an additional 12% of TELPRI common stock from the government of Puerto Rico. We now hold 52% of TELPRI stock, up from 40% held at December 31, 2001. As a result of gaining control over TELPRI, we changed the accounting for this investment from the equity method to full consolidation, effective January 1, 2002. Accordingly, TELPRI’s net results are reported as a component of Income (Loss) from Unconsolidated Businesses for the years ended December 31, 2001 and 2000, while 2002 results of operations are included in consolidated revenues and expenses in the tables below.

On March 28, 2002, we transferred 5.5 million of our shares in CTI to an indirectly wholly-owned subsidiary of Verizon and subsequently transferred ownership of that subsidiary to a newly created trust for CTI employees. This decreased our ownership percentage in CTI from 65% to 48%. We also reduced our representation on CTI’s Board of Directors from five of nine members to four of nine (subsequently reduced to one of five members). As a result of these actions that surrender control of CTI, we changed our method of accounting for this investment from consolidation to the equity method. On June 3, 2002, as a result of an option exercised by Telfone (BVI) Limited (Telfone), a CTI shareholder, Verizon acquired approximately 5.3 million additional CTI shares. Also on June 3, 2002, we transferred ownership of a wholly-owned subsidiary of Verizon that held 5.4 million CTI shares to a second independent trust leaving us with an approximately 48% non-controlling interest in CTI. In addition, during the first quarter of 2002, we wrote our remaining investment in CTI, including those shares we were contractually committed to purchase under the Telfone option, down to zero (see “Special and Non-Recurring Items”). Since we have no other future commitments or plans to fund CTI’s operations and we have written our investment down to zero, in accordance with the accounting rules for equity method investments, we are no longer recording operating income or losses related to CTI’s operations. CTI’s results of operations are reported in revenues and expenses for the years ended December 31, 2001 and 2000, while 2002 revenues and expenses are not included in the tables below.

Operating Revenues

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Operating Revenues	$2,962	$2,337	$1,976

Revenues generated by our international businesses grew by $625 million, or 26.7% in 2002 and by $361 million, or 18.3% in 2001. The 2002 growth is primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. The 2001 growth was primarily due to an increase in wireless subscribers of consolidated subsidiaries and revenues generated by the Global Solutions network, which began its commercial operations in the first quarter of 2001. Adjusting 2001 and 2000 to be comparable with 2002, revenues generated by our international businesses declined by $210 million, or 6.6% in 2002 and increased $283 million, or 9.8% in 2001. The 2002 decrease in adjusted revenues is due to the weak economies and increased competition in our Latin America markets as well as reduced software sales. These decreases were offset in part by higher revenues generated by the Global Solutions network.

Operating Expenses

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Operations and support	$1,823	$1,622	$1,359
Depreciation and amortization	532	422	355

	$2,355	$2,044	$1,714

Operations and Support

Operations and support expenses, which include employee costs and other operating expenses, increased by $201 million, or 12.4% in 2002 and by $263 million, or 19.4% in 2001. The 2002 increase is primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. The higher costs in 2001 were primarily generated by the Global Solutions start-up and its continued expansion throughout 2001 as well as higher costs from CTI’s Buenos Aires wireless operations. Adjusting 2001 and 2000 to be comparable with 2002, operations and support expense decreased $190 million, or 9.4% in 2002 and increased $255 million, or 14.5% in 2001. The decrease in expense in 2002 reflects lower variable costs associated with reduced sales volumes in Latin America and credits related to a one-time contractual settlement of $66 million in 2002, offset in part by higher variable costs associated with the increased revenues and costs of Global Solutions’ operations. The increase in expenses in 2001 is primarily due to the start-up of Global Solutions’ operations and expansion throughout 2001.

Depreciation and Amortization

Depreciation and amortization expense increased $110 million, or 26.1% in 2002 and by $67 million, or 18.9% in 2001. The 2002 growth is primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. The 2001 increase was attributable to the capital expenditures necessary to support the growth in wireless subscribers. Adjusting 2001 and 2000 to be comparable with 2002, depreciation and amortization expense decreased $3 million, or 0.6% in 2002 and $2 million, or 0.4% in 2001. The 2002 decrease is driven by the January 1, 2002 cessation of the amortization of goodwill and intangible assets with indefinite lives as required by SFAS No. 142, offset by ongoing network capital expenditures necessary to service the increased subscriber base.

Segment Income

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Segment Income	$1,047	$958	$733

Segment income increased by $89 million, or 9.3% in 2002 and by $225 million, or 30.7% in 2001. The 2002 increase in segment income was primarily the result of the after-tax impact of operating revenues and operating expenses described above, offset by a decrease in income from unconsolidated businesses and the impact on Iusacell of fluctuations of the Mexican peso.

Income from unconsolidated businesses decreased by $58 million, or 6.3% in 2002 and increased $247 million, or 36.8% in 2001. Adjusting 2001 and 2000 for the consolidation of TELPRI and the deconsolidation of CTI, income from unconsolidated businesses increased $107 million, or 14.2% in 2002 and $249 million, or 49.3% in 2001. The 2002 increase reflects the 2002 cessation of recording CTI’s operating losses, gains on sales of equity investments, including a portion of our interest in Taiwan Cellular Corporation (TCC), and the discontinuation of amortization of goodwill and intangible assets with indefinite lives of our equity investments, as required by SFAS No. 142. Partially offsetting these increases was the impact of Venezuelan bolivar fluctuations on the results of CANTV in 2002 and ceasing recording TCC equity income after selling a portion of our interest and beginning to account for our remaining interest using the cost method. The increase in 2001 was primarily due to improved operational growth at Omnitel and CANTV.

The 2002 impact of the Mexican peso fluctuations was a loss of $136 million, before minority interest benefit of $83 million. An after-tax gain of $32 million on the sale of a portion of our interest in TCC was recorded in 2002 as well as a small gain on the sale of STET Hellas Telecommunications SA. 2002 also benefited from the 12% increase in our ownership of TELPRI.

The 2001 increase in segment income was primarily the result of the after-tax impact of operating revenues and operating expenses described above, increases in income from unconsolidated businesses and the impact on Iusacell of fluctuations of the Mexican peso. The 2001 impact of the Mexican peso fluctuations was income of $62 million, before minority interest expense of $38 million. After-tax gains of $64 million and $30 million on sales of our shares in QuébecTel to TELUS were recorded in 2001 and 2000, respectively.

Special and non-recurring items of $2,383 million, $2,953 million and $(1,814) million, after-tax, affected the International segment in 2002, 2001 and 2000, respectively. Special and non-recurring items in 2002 included losses on CANTV, TELUS, CTI and other investments and the cumulative effect of adopting SFAS No. 142, partially offset by the gain on a sale of an interest in Telecom Corporation of New Zealand Limited (TCNZ). Special and non-recurring items in 2001 primarily related to losses on securities and a loss on CTI, and special and non-recurring items in 2000 pertained to the CWC restructuring gain, partially offset by merger-related costs.

Information Services

Our Information Services segment consists of our domestic and international publishing businesses, including print SuperPages® and electronic SuperPages.com® directories, as well as includes website creation and other electronic commerce services. Our directory business uses the publication date method for recognizing revenues. Under that method, costs and advertising revenues associated with the publication of a directory are recognized when the directory is distributed. This segment has operations principally in North America, Europe and Latin America.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Operating Revenues	$4,287	$4,313	$4,144

Operating revenues from our Information Services segment are essentially flat, decreasing $26 million, or 0.6% in 2002. The 2002 revenue decrease was due primarily to the impacts of lower affiliate and extension revenues and the elimination of directory revenues related to wireline property sales. The decrease was partially offset by sales performance growth and increased revenue from the August 2001 acquisition of TELUS’ advertising services business in Canada. Verizon’s domestic Internet directory service, SuperPages.com®, revenue grew 63.7% over 2001 as Information Services continues to be the dominant leader in online directory services.

Operating revenues from our Information Services segment increased $169 million, or 4.1% in 2001. The 2001 revenue increase was due primarily to growth in directory advertising revenues and extension of publications, continued growth of SuperPages.com®, and increased revenue from the TELUS acquisition in August 2001, partially offset by reductions in affiliate revenues.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Operations and support	$2,099	$1,961	$2,026
Depreciation and amortization	74	79	74

	$2,173	$2,040	$2,100

In 2002, total operating expenses increased $133 million, or 6.5% primarily due to increased selling costs, a small asset sale gain recorded in 2001 and higher uncollectible accounts receivable.

In 2001, total operating expenses decreased $60 million, or 2.9% primarily due to the execution of cost reduction initiatives, merger synergies and a small asset sale gain recorded in 2001.

Segment Income

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Segment Income	$1,281	$1,352	$1,238

Segment income decreased by $71 million, or 5.3% from 2001 and increased $114 million, or 9.2% from 2000 as a result of the after-tax impact of operating revenues and operating expenses described above. Special and non-recurring items of $92 million, $81 million and $140 million, after-tax, affected the Information Services segment in 2002, 2001 and 2000, respectively. Special and non-recurring items in 2002 included merger-related costs, costs associated with Domestic Telecom access line sales and severance costs. Special and non-recurring items in 2001 and 2000 pertained to merger-related costs.

Special and Non-Recurring Items

Special and non-recurring items generally represent revenues and gains as well as expenses and losses that are non-operational and/or non-recurring in nature. Several of these special and non-recurring items include impairment losses. These impairment losses were determined in accordance with our policy of comparing the fair value of the asset with its carrying value. The fair value is determined by quoted market prices or by estimates of future cash flows.

These special and non-recurring items are not considered in assessing operational performance, either at the segment level or for the consolidated company. However, they are included in our reported results. This section provides a detailed description of these special and non-recurring items.

Sales of Assets, Net

During 2002, we recognized net gains in operations related to sales of assets and other charges. During 2001, we recognized net losses in operations related to sales of assets, impairments of assets held for sale and other charges. During 2000, we recognized net gains related to sales of assets and impairments of assets held for sale. These net gains and losses are summarized as follows:

					(dollars in millions)
Years Ended December 31,	2002		2001		2000

	Pretax	After-tax	Pretax	After-tax	Pretax	After-tax

Wireline property sales	$2,527	$1,550	$—	$—	$3,051	$1,856
Wireless overlap property sales	—	—	(92)	(60)	1,922	1,156
Other, net	220	116	(258)	(166)	(1,180)	(1,025)

	$2,747	$1,666	$(350)	$(226)	$3,793	$1,987

As required, gains on sales of wireless overlap properties that occurred prior to the closing of the Bell Atlantic-GTE merger are included in operating income and in the table above. Gains on sales of significant wireless overlap properties that occurred after the Bell Atlantic-GTE merger are classified as extraordinary items. See “Extraordinary Items” below for gains on sales of significant wireless overlap properties subsequent to the Bell Atlantic-GTE merger.

Wireline Property Sales

In October 2001, we agreed to sell all 675,000 of our switched access lines in Alabama and Missouri to CenturyTel Inc. (CenturyTel) and 600,000 of our switched access lines in Kentucky to ALLTEL Corporation (ALLTEL). During the third quarter of 2002, we completed the sales of these access lines for $4,059 million in cash proceeds ($191 million of which was received in 2001). We recorded a pretax gain of $2,527 million ($1,550 million after-tax, or $.56 per diluted share). For the years 2002, 2001 and 2000, the operating revenues of the access lines sold were $623 million, $997 million and $1,021 million, respectively. For the years 2002, 2001 and 2000, operating expenses of the access lines sold were $241 million, $413 million and $539 million, respectively.

During 1998, GTE committed to sell approximately 1.6 million non-strategic domestic access lines. During 2000, access line sales generated combined cash proceeds of approximately $4,903 million and $125 million in convertible preferred stock. The pretax gain on the sales was $3,051 million ($1,856 million after-tax, or $.68 per diluted share). The operating revenues and expenses of the access lines sold in 2000 were $766 million and $253 million, respectively.

Wireless Overlap Property Sales

A U.S. Department of Justice (DOJ) consent decree issued on December 6, 1999 required GTE Wireless, Bell Atlantic Mobile, Vodafone and PrimeCo to resolve a number of wireless market overlaps in order to complete the wireless joint venture and the Bell Atlantic-GTE merger. As a result, during April and June 2000 we completed transactions with ALLTEL that provided for the exchange of former Bell Atlantic Mobile and GTE Wireless markets for several of ALLTEL’s wireless markets. These exchanges were accounted for as purchase business combinations and resulted in combined pretax gains of $1,922 million ($1,156 million after-tax, or $.42 per diluted share).

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax, or $.02 per diluted share) on the sale of the Cincinnati wireless market and a pretax loss of $172 million ($108 million after-tax, or $.04 per diluted share) related to the sale of the Chicago wireless market.

Other Transactions

During 2002, we recorded a net pretax gain of $220 million ($116 million after-tax, or $.04 per diluted share), primarily resulting from a pretax gain on the sale of TSI Telecommunication Services Inc. (TSI) of $466 million ($275 million after-tax, or $.10 per diluted share), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax, or $.06 per diluted share).

During 2001, we recorded charges totaling $258 million ($166 million after-tax, or $.06 per diluted share) related to exiting several businesses, including our video business and some leasing activities.

During 2000, we recorded charges related to the write-down of some impaired assets and other charges of $1,180 million ($1,025 million after-tax, or $.37 per diluted share), as follows:

	(dollars in millions, except per share amounts)
Year Ended December 31, 2000	Pretax	After-tax	Per diluted share

Airfone and Video impairment	$566	$362	$.13
CLEC impairment	334	218	.08
Real estate consolidation and other merger-related charges	220	142	.05
Deferred taxes on contribution to the wireless joint venture	–	249	.09
Other, net	60	54	.02

	$1,180	$1,025	$.37

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

Severance/Retirement Enhancement Costs and Settlement Gains/(Losses)

Total pension and benefit costs recorded in 2002 related to severances were $2,010 million ($1,264 million after taxes and minority interest, or $.46 per diluted share). In the fourth quarter of 2002, we recorded a pretax charge of $981 million ($604 million after taxes and minority interest, or $.22 per diluted share) primarily associated with pension and benefit costs related to severances. This charge included losses of $910 million ($558 million after-tax, or $.20 per diluted share) recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” These losses include curtailment losses of $755 million ($464 million after-tax, or $.17 per diluted share) for significant reduction of the expected years of future service resulting from early retirements once the threshold for significance was reached, pension settlement losses of $102 million ($62 million after-tax, or $.02 per diluted share) related to lump sum settlements of some existing pension obligations, and pension and postretirement benefit enhancements of $53 million ($32 million after-tax, or $.01 per diluted share). The fourth quarter charge also included severance costs of $71 million ($46 million after taxes and minority interest, or $.02 per diluted share). We also recorded a pretax charge in 2002 of $295 million ($185 million after-tax, or $.07 per diluted share) related to settlement losses incurred in connection with previously announced employee separations. SFAS No. 88 requires that settlement losses be recorded once prescribed payment thresholds have been reached. Also during 2002, we recorded a charge of $734 million ($475 million after taxes and minority interest, or $.17 per diluted share) primarily associated with employee severance costs and severance-related activities in connection with the voluntary and involuntary separation of approximately 8,000 employees.

During 2001, we recorded a special charge of $1,613 million ($1,001 million after-tax, or $.37 per diluted share) primarily associated with employee severance costs and related pension enhancements. The charge included severance and related benefits of $765 million ($477 million after-tax, or $.18 per diluted share) for the voluntary and involuntary separation of approximately 10,000 employees. We also included a charge of $848 million ($524 million after-tax, or $.19 per diluted share) primarily associated with related pension enhancements.

In 2000, we recorded pension settlement gains of $911 million pretax ($564 million after-tax, or $.21 per diluted share) in accordance with SFAS No. 88. They relate to some settlements of pension obligations for former GTE employees through direct payment, the purchase of annuities or otherwise.

Investment-Related Charges

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

In 2002, we recorded total net investment-related pretax losses of $6,203 million ($5,652 million after-tax, or $2.06 per diluted share) in Income (Loss) from Unconsolidated Businesses and Operations and Support Expense. These losses are comprised of the following:

•	A loss of $2,898 million ($2,735 million after-tax, or $1.00 per diluted share) related to our investment in Genuity. This loss includes a write-down of our investments and loans of $2,624 million ($2,560 million after-tax, or $.93 per diluted share). We also recorded a pretax charge of $274 million ($175 million after-tax, or $.07 per diluted share) related to the remaining financial exposure to our assets, including receivables, as a result of Genuity’s bankruptcy (see “Other Factors That May Affect Future Results – Genuity” for additional information).

•	During 2002, we also recorded a pretax loss of $1,400 million ($1,400 million after-tax, or $.51 per diluted share) due to the other than temporary decline in the market value of our investment in CANTV. As a result of the political and economic instability in Venezuela, including the devaluation of the Venezuelan bolivar, and the related impact on CANTV’s future economic prospects, we no longer expected that the future undiscounted cash flows applicable to CANTV would be sufficient to recover our investment. Accordingly, we wrote our investment down to market value as of March 31, 2002.

•	In 2002, we also recorded an other than temporary loss related to several investments, including a loss of $580 million ($430 million after-tax, or $.16 per diluted share) to the market value of our investment in TELUS, a net loss of $347 million ($230 million after-tax, or $.08 per diluted share) related to the market value of our investment in C&W and losses totaling $232 million ($231 million after-tax, or $.08 per diluted share) relating to several other investments.

•	In 2002, we also recorded a pretax loss of $516 million ($436 million after-tax, or $.16 per diluted share) to the market value of MFN primarily due to the other than temporary decline in the market value of our investment in MFN. During 2001, we wrote down our investment in MFN due to the declining market value of its stock. We wrote off our remaining investment and other financial statement exposure related to MFN in 2002 primarily as a result of its deteriorating financial condition and related defaults.

•	In addition, in 2002 we recorded a pretax loss of $230 million ($190 million after-tax, or $.07 per diluted share) to fair value due to the other than temporary decline in the fair value of our remaining investment in CTI. In 2001, we recorded an estimated loss of $637 million ($637 million after-tax, or $.23 per diluted share) to reflect the impact of the deteriorating Argentinean economy and devaluation of the Argentinean peso on CTI’s financial position. As a result of these charges, our financial exposure related to our equity investment in CTI has been eliminated.

As a result of capital gains and other income on access line sales and investment sales in 2002, as well as assessments and transactions related to several of the impaired investments during the third and fourth quarters of 2002, we recorded tax benefits of $2,104 million ($.77 per diluted share) in 2002 pertaining to current and prior year investment impairments. The investment impairments primarily related to debt and equity investments in MFN and in Genuity.

Prior to the second quarter of 2001, we considered the declines in the market values of our investments in securities to be temporary, due principally to the overall weakness in the securities markets as well as telecommunications sector share prices. However, included in our results for 2001 is the recognition of pretax losses recorded in June 2001 and December 2001 totaling $4,686 million ($3,607 million after-tax, or $1.32 per diluted share) primarily relating to our investments in C&W, NTL and MFN. We determined, through the evaluation described above, that market value declines in these investments were considered other than temporary.

During 2001, we also recorded a pretax charge of $1,251 million ($1,251 million after-tax, or $.46 per diluted share) related to our cost investment in Genuity. The charge was necessary because we determined that the decline in the estimated fair value of Genuity was other than temporary. Our investment in Genuity was not considered a marketable security given its unique characteristics and the associated contingent conversion right (see “Other Factors That May Affect Future Results – Genuity” for additional information). However, we estimated fair value based on the number of shares of Genuity we would own, assuming the exercise of the contingent conversion right, and the market value of Genuity common stock.

In May 2000, C&W, NTL and CWC completed a restructuring of CWC. Under the terms of the restructuring, CWC’s consumer cable telephone, television and Internet operations were separated from its corporate, business, Internet protocol and wholesale operations. After the separation, the consumer operations were acquired by NTL and the other operations were acquired by C&W. In connection with the restructuring, we, as a shareholder in CWC, received shares in the two acquiring companies, representing approximately 9.1% of the NTL shares outstanding at the time and approximately 4.6% of the C&W shares outstanding at the time. Our exchange of CWC shares for C&W and NTL shares resulted in the recognition of a non-cash pretax gain of $3,088 million ($1,941 million after-tax, or $.71 per diluted share) in Income (Loss) From Unconsolidated Businesses and a corresponding increase in the cost basis of the shares received.

Mark-to-Market Adjustment – Financial Instruments

During 2001, we began recording mark-to-market adjustments in earnings relating to some of our financial instruments in accordance with newly effective accounting rules on derivative financial instruments. For the years ended December 31, 2002 and 2001, we recorded net pretax losses on mark-to-market adjustments of $14 million ($15 million after-tax, or $.01 per diluted share) and $182 million ($179 million after taxes and minority interest, or $.07 per diluted share), respectively. The losses on mark-to-market adjustments in 2001 were primarily due to the change in the fair value of the MFN debt conversion option.

In 2000, we recorded a gain on a mark-to-market adjustment of $664 million ($431 million after-tax, or $.16 per diluted share) related to our then $3,180 million of 4.25% senior exchangeable notes (the 4.25% Notes) which, when issued, were exchangeable into ordinary shares of CWC stock. In connection with a restructuring of CWC in 2000 and the bankruptcy of NTL in 2002, the 4.25% Notes are now exchangeable into shares of C&W and a combination of shares and warrants in the reorganized NTL entities. These mark-to-market adjustments are non-cash, non-operational transactions that result in either an increase or decrease in the carrying value of the debt obligation and a charge or credit to income. The mark-to-market adjustments are required because the 4.25% Notes are indexed to the fair market value of the exchange property into which they are exchangeable. If the fair market value of the exchange property exceeds the exchange price established at the offering date, a mark-to-market adjustment is recorded, recognizing an increase in the carrying value of the debt obligation and a charge to income. If the fair market value of the exchange property subsequently declines, the debt obligation is reduced (but not to less than the amortized carrying value of the notes). The 4.25% Notes became exchangeable in July 2002. For information on our election to redeem the 4.25% Notes, see “Market Risk – Exchangeable Notes.”

Genuity Loss In 2000

Prior to the merger of Bell Atlantic and GTE, we owned and consolidated Genuity (a tier-one interLATA Internet backbone and related data business). In June 2000, as a condition of the merger, 90.5% of the voting equity of Genuity was issued in an initial public offering. As a result of the initial public offering and our loss of control, we deconsolidated Genuity. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option (if prescribed conditions were met), among other things, to regain control of Genuity. Our ability to legally exercise this conversion feature was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements.

As a result of the circumstances described above, we began accounting for our investment in Genuity using the cost method after June 30, 2000. Our accounting policy concerning the method of accounting applied to investments (consolidation, equity or cost) involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the entity in which we have invested. Where control is determined, we consolidate the investment. If we determine that we have significant influence over the operating and financial policies of an entity in which we have invested, we apply the equity method. We apply the cost method in situations where we determine that we do not have significant influence, such as our investment in Genuity. As a result, Genuity’s revenues and expenses, as well as changes in balance sheet accounts and cash flows subsequent to June 30, 2000 are no longer included in our consolidated financial results. For comparability, we have included Genuity’s results prior to June 30, 2000 in special and non-recurring items. The after-tax losses of Genuity were $281 million (or $.10 per diluted share) in 2000.

For information on our July 2002 decision not to regain control of Genuity and our ongoing commercial relationship with Genuity, see “Other Factors That May Affect Future Results – Genuity.” In addition, for information on charges related to Genuity, see “Investment-Related Charges” in this section.

Completion of Merger

In June 2000, Bell Atlantic and GTE completed a merger under a definitive merger agreement dated as of July 27, 1998 and began doing business as Verizon. The following table summarizes the pretax charges incurred for the Bell Atlantic-GTE merger.

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Direct Incremental Costs
Compensation arrangements	$–	$–	$210
Professional services	–	–	161
Shareowner-related	–	–	35
Registration, regulatory and other	–	–	66

Total Direct Incremental Costs	–	–	472

Employee Severance Costs	–	–	584

Transition Costs
Systems modifications	283	401	99
Branding	10	112	240
Relocation, training and other	217	526	355

Total Transition Costs	510	1,039	694

Total Merger-Related Costs	$510	$1,039	$1,750

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

Employee Severance Costs

Employee severance costs related to the Bell Atlantic-GTE merger of $584 million ($371 million after-tax, or $.14 per diluted share) as recorded under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” represent the benefit costs for the separation of approximately 5,500 management employees who were entitled to benefits under pre-existing separation plans, as well as an accrual for ongoing SFAS No. 112 obligations for GTE employees. Of these employees, approximately 5,200 were located in the United States and approximately 300 were located at various international locations. The separations occurred as a result of consolidations and process enhancements within our operating segments. As of December 31, 2002, the severances in connection with the Bell Atlantic-GTE merger are complete.

Transition Costs

In addition to the direct incremental merger-related and severance costs discussed above, we announced at the time of the Bell Atlantic-GTE merger that we expected to incur a total of approximately $2 billion of transition costs related to the merger and the formation of the wireless joint venture. These costs were incurred to integrate systems, consolidate real estate and relocate employees. They also included approximately $500 million for advertising and other costs to establish the Verizon brand. Transition activities are complete at December 31, 2002 and totaled $2,243 million. For 2002, 2001 and 2000, transition costs were $510 million ($288 million after taxes and minority interest, or $.10 per diluted share), $1,039 million ($578 million after taxes and minority interest, or $.21 per diluted share) and $694 million ($316 million after taxes and minority interest, or $.12 per diluted share), respectively.

Other Charges and Special Items

During 2002, we recorded pretax charges of $593 million ($445 million after-tax, or $.16 per diluted share) primarily related to a pretax impairment charge in connection with our financial statement exposure to WorldCom due to its July 2002 bankruptcy of $300 million ($183 million after-tax, or $.07 per diluted share), a pretax impairment charge of $117 million ($136 million after-tax, or $.05 per diluted share) pertaining to our leasing operations for airplanes leased to airlines currently experiencing financial difficulties and other pretax charges of $176 million ($126 million after-tax, or $.04 per diluted share). In addition, we recorded a pretax charge of $175 million ($114 million after-tax, or $.04 per diluted share) related to a settlement of a litigation matter that arose from our decision to terminate an agreement with NorthPoint Communications Group, Inc. (NorthPoint) to combine the two companies’ DSL businesses.

In 2002, we sold nearly all of our investment in TCNZ for net cash proceeds of $769 million, which resulted in a pretax gain of $383 million ($229 million after-tax, or $.08 per diluted share).

Other charges and special items recorded during 2001 include asset impairments related to property sales and facility consolidation of $151 million ($95 million after-tax, or $.03 per diluted share). In 2001, we also recorded a loss of $35 million ($26 million after-tax, or $.01 per diluted share) related to international losses.

Other charges and special items recorded during 2000 included the write-off of our investment in NorthPoint of $155 million ($153 million after-tax, or $.06 per diluted share) as a result of the deterioration in NorthPoint’s business, operations and financial condition. We also recorded a pretax charge of $50 million ($50 million after-tax, or $.02 per diluted share) associated with our share of costs incurred at two of our international equity investees to complete employee separation programs.

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

Extraordinary Items

In 2002, we recognized a net pretax extraordinary charge of $19 million ($9 million after-tax, or less than $.01 per diluted share) related to the extinguishments of $2,306 million of debt prior to the stated maturity dates.

During 2001, we retired $726 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $29 million ($19 million after-tax, or $.01 per diluted share).

In June 2000, we entered into a series of definitive sale agreements to resolve service area conflicts prohibited by FCC regulations as a result of the Bell Atlantic-GTE merger (see “Sales of Assets, Net – Wireless Overlap Property Sales”). These agreements, which were pursuant to the consent decree issued for the merger, enabled both the formation of Verizon Wireless and the closing of the merger. Since the sales were required by the consent decree and occurred after the merger, the gains on sales were recorded net of taxes as Extraordinary Items in the consolidated statements of income.

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

Effective January 1, 2003, we adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” and will no longer report extinguishments of debt as extraordinary items.

Cumulative Effect of Accounting Change

Impact of SFAS No. 142

We adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under various conditions) for impairment in accordance with this statement. Results for the year ended December 31, 2002 include the initial impact of adoption recorded as a cumulative effect of an accounting change of $496 million after-tax ($.18 per diluted share). In accordance with the new rules, starting January 1, 2002, we are no longer amortizing goodwill, acquired workforce intangible assets and wireless licenses which we determined have an indefinite life. On a comparable basis, had we not amortized these intangible assets during the years ended December 31, 2001 and 2000, net income before extraordinary items and cumulative effect of accounting change would have been $973 million ($.36 per diluted share) and $11,113 million ($4.06 per diluted share), respectively, or increased by $383 million ($.14 per diluted share) and $303 million ($.11 per diluted share) in 2001 and 2000, respectively.

Impact of SFAS No. 133

We adopted the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” on January 1, 2001. The impact on Verizon pertains to the recognition of changes in the fair value of derivative instruments. Results for the year ended December 31, 2001 include the initial impact of adoption recorded as a cumulative effect of an accounting change of $182 million after-tax ($.07 per diluted share) in the first quarter of 2001. This cumulative effect charge primarily relates to the change in the fair value of the MFN debt conversion option prior to January 1, 2001.

Impact of SAB No. 101

We adopted the provisions of Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements,” in the fourth quarter of 2000, retroactive to January 1, 2000, as required by the SEC. The impact of SAB No. 101 on our results pertains to the deferral of some non-recurring fees, such as service activation and installation fees, and associated incremental direct costs, and the recognition of those revenues and costs over the expected term of the customer relationship. Our 2000 results include the initial impact of adoption recorded as a cumulative effect of an accounting change of $40 million after-tax ($.01 per diluted share).

Other Consolidated Results

The following discussion of nonoperating items is based on the amounts reported in our consolidated financial statements.

Other Income and (Expense), Net		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Interest income	$187	$383	$281
Foreign exchange gains (losses), net	(93)	32	(11)
Other, net	46	34	41

Total	$140	$449	$311

The changes in other income and expense were primarily due to the changes in interest income and foreign exchange gains and losses. We recorded additional interest income in 2001 primarily as a result of interest on several notes receivable and the settlement of tax-related matters. Foreign exchange gains and losses were affected primarily by Iusacell, which uses the Mexican peso as its functional currency. We expect that our earnings will continue to be affected by foreign currency gains or losses associated with the U.S. dollar denominated debt issued by Iusacell.

Interest Expense		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Total interest expense	$3,237	$3,369	$3,490
Capitalized interest costs	185	368	230

Total interest costs on debt balances	$3,422	$3,737	$3,720

Average debt outstanding	$59,967	$62,622	$51,987
Effective interest rate	5.7%	6.0%	7.2%

The decrease in interest costs in 2002, compared to 2001, was principally attributable to lower average interest rates and lower debt levels. The decrease in the average debt levels for 2002 was primarily due to lower commercial paper borrowings. Cash from operations, asset sales and other favorable cash flows (see “Consolidated Financial Condition”) reduced the need for financing in 2002. In addition, lower capital expenditures in 2002 contributed to lower capitalized interest costs.

The effect of lower average interest rates on 2001 interest costs was more than offset by the increase in average debt levels from 2000. The increase in debt levels was mainly the result of funding for capital expenditures primarily at our Domestic Telecom and Domestic Wireless segments and the debt assumed by Verizon Wireless in connection with the formation of Verizon Wireless.

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Minority interest	$1,270	$622	$216

The increase in minority interest expense in 2002 and 2001 was primarily due to higher earnings at Domestic Wireless, which has a significant minority interest attributable to Vodafone (see “Segment Results of Operations – Domestic Wireless”). The decrease in minority interest expense from losses at Iusacell in 2002 is more than offset by the consolidation of TELPRI and the deconsolidation of CTI (see “Segment Results of Operations – International”).

Years Ended December 31,	2002	2001	2000

Effective income tax rates	26.1%	78.7%	39.3%

The effective income tax rate is the provision for income taxes as a percentage of income before the provision for income taxes. Our effective income tax rate for 2002 was favorably impacted by tax benefits recorded in 2002 relating to the other than temporary decline in fair value of several of our investments recorded during 2002 and 2001 that were not available at the time the investments were written down, as the decline in fair value was not recognizable at the time of the impairment (see “Special and Non-Recurring Items – Investment-Related Charges”), partially offset by other investment charges in 2002 associated with other than temporary declines in fair value for which an associated tax benefit was not available. The effective rate for 2002 was also favorably impacted by a tax law change relating to employee stock ownership plan dividend deductions, increased state tax benefits and capital loss utilization.

The effective income tax rate for 2001 is not consistent with 2000 primarily because tax benefits were not available on many of the losses resulting from the other than temporary decline in market value of several of our investments during 2001.

A reconciliation of the statutory federal income tax rate to the effective rate for each period is included in Note 19 to the consolidated financial statements.

Consolidated Financial Condition

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Cash Flows Provided By (Used In)
Operating activities	$22,100	$19,773	$15,827
Investing activities	(6,828)	(21,626)	(16,055)
Financing activities	(14,813)	2,075	(1,048)

Increase (Decrease) In Cash and Cash Equivalents	$459	$222	$(1,276)

We use the net cash generated from our operations to fund capital expenditures for network expansion and modernization, repay external financing, pay dividends, and invest in new businesses. Additional external financing is utilized when necessary. While our current liabilities typically exceed current assets, our sources of funds, primarily from operations and, to the extent necessary, from readily available external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that capital spending requirements will continue to be financed primarily through internally generated funds. Additional debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In 2002, the increase in cash from operations compared to 2001 primarily reflects improved results of operations before gains or losses on asset sales.

In 2001, the increase in cash from operations compared to 2000 primarily reflects improved results of operations before gains and losses on asset sales, net and the mark-to-market adjustments of financial instruments, which are adjusted in cash from operating activities, partially offset by an increase in working capital requirements.

Decreased cash flow from operations during 2000 resulted primarily from the payment of income taxes on the disposition of businesses and assets. See “Cash Flows Used in Investing Activities” for additional information on sales of businesses and assets.

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of capital resources and facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. Excluding capitalized non-network software, we invested $6,977 million in our Domestic Telecom business in 2002, compared to $11,480 million and $12,119 million in 2001 and 2000, respectively. We also invested $4,354 million in our Domestic Wireless business in 2002, compared to $5,006 million and $4,322 million, respectively, in 2001 and 2000. The decrease in capital spending in 2002, particularly by Domestic Telecom, is primarily due to the effective management of our capital expenditure budget to current network demand. The increase in capital spending in 2001 is primarily due to the inclusion of both Vodafone and PrimeCo properties in Verizon Wireless in April 2000, as well as increased capital spending in existing Bell Atlantic and GTE wireless properties.

Capital spending, including capitalized non-network software, is expected to be approximately $12.5 billion to $13.5 billion in 2003.

We invested $1,093 million in acquisitions and investments in businesses during 2002, including $556 million to acquire some of the cellular properties of Dobson Communications Corporation and $242 million for other wireless properties. We also received a $1,740 million refund from the FCC in connection with our wireless auction payment (see “Other Factors That May Affect Future Results – Recent Developments – FCC Auction” for additional information). In 2001, we invested $3,142 million in acquisitions and investments in businesses, including $1,691 million related to wireless licenses purchased in connection with an FCC auction (see “Other Factors That May Affect Future Results – Recent Developments – FCC Auction” for additional information), $410 million for additional wireless spectrum purchased from another telecommunications carrier and $194 million in wireless properties. In addition, we invested $497 million in 2001 to acquire the directory business of TELUS. In 2000, we invested $2,247 million in acquisitions and investments including approximately $715 million in the equity of MFN and $1,028 million in wireless properties.

In 2002, we received cash proceeds of $4,638 million, including $3,868 million from the sale of non-strategic access lines and $770 million in connection with the sale of TSI. In 2001, we received cash proceeds of $200 million and $215 million in connection with sales of our Cincinnati and Chicago wireless overlap properties, respectively. In 2000, we received cash proceeds on sales of businesses and assets of $6,794 million, including gross cash proceeds of $4,903 million from the sale of non-strategic access lines and $1,464 million from overlap wireless properties, as well as $144 million from the sale of our CyberTrust business.

Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits. In 2002, 2001 and 2000, we invested $2,099 million, $2,002 million and $1,204 million, respectively, in short-term investments, primarily to pre-fund active employees’ health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $1,931 million, $1,595 million and $983 million in the years 2002, 2001 and 2000, respectively.

Other, net investing activities include capitalized non-network software of $1,161 million in 2002, compared with $1,250 million and $1,044 million in 2001 and 2000, respectively. Other, net investing activities for 2002 also includes total cash proceeds of $1,453 million in connection with share sales of various investments, including net cash proceeds of $769 million in connection with a sale of our investment in TCNZ and $281 million related to the sale of our investment in C&W, and purchases of investments of $425 million. Other, net investing activities for 2001 include loans to Genuity of $1,150 million (see “Other Factors That May Affect Future Results – Genuity”). In addition, in 2001 we received a deposit of $191 million related to a sale of telephone lines, $167 million in connection with CANTV’s share repurchase program and proceeds of $515 million related to prior year wireless asset sales.

During 2000, we invested $975 million in subordinated convertible notes of MFN, in connection with our overall investment in MFN, as well as $45 million in OnePoint Communications Corp. notes, included in Other, net investing activities. The MFN notes were originally issued to be convertible at our option, upon receipt of necessary government approvals, into MFN common stock at a conversion price of $17 per share (after two-for-one stock split) or an additional 9.6% of the equity of MFN (based on shares outstanding at that time). This investment completed a portion of our previously announced agreement, as amended, with MFN, which included the acquisition of approximately $350 million of long-term capacity on MFN’s fiber optic networks, from 1999 through 2002. Of the $350 million, $105 million was paid in October 2000 and $95 million was paid in 2001, and these amounts are included in net cash provided by operating activities. In 2001 we renegotiated several significant terms of our MFN investment and commitments, in connection with a new financing arrangement. Pursuant to that financing arrangement, we purchased $50 million of senior secured convertible notes that are convertible into MFN common stock at a conversion price of $.53 per share. This new financing arrangement also repriced $500 million of the subordinated convertible notes purchased in 2000 to a conversion price of $3 per share (from $17 per share). However, we wrote off our remaining investment and other financial statement exposure related to MFN in 2002 primarily as a result of its deteriorating financial condition and related defaults.

Under the terms of an investment agreement relating to our wireless joint venture, Vodafone may require us or Verizon Wireless to purchase up to an aggregate of $20 billion worth of its interest in Verizon Wireless between 2003 and 2007 at its then fair market value. The purchase of up to $10 billion, in cash or stock at our option, may be required in the summer of 2003 or 2004, and the remainder, which may not exceed $10 billion at any one time, in the summers of 2005 through 2007. Vodafone has the option to require us or Verizon Wireless to satisfy up to $7.5 billion of the remainder with cash or contributed debt.

Cash Flows Provided By (Used In) Financing Activities

Cash of $11,602 million was used to reduce our total debt during 2002. We repaid $4,083 million of Verizon Global Funding Corp., $2,454 million of Domestic Telecom and $1,022 million of Domestic Wireless long-term debt (including $585 million of net debt assumed in connection with the Price transaction), and reduced our short-term borrowings by $11,024 million primarily with cash and the issuance of Domestic Telecom and Verizon Global Funding long-term debt. Domestic Telecom and Verizon Global Funding issued $3,779 million and $3,816 million of long-term debt, respectively.

The net cash proceeds from increases in our total debt during 2001 of $6,064 million was primarily due to the issuance of $7,002 million of long-term debt by Verizon Global Funding, partially offset by repayments of $980 million of maturities of corporate long-term debt. In addition, Verizon Wireless issued $4,555 million of long-term debt and repaid $4,690 million of revolving loans, while Domestic Telecom incurred $2,303 million of long-term debt, repaid $573 million of net short-term debt and retired $1,430 million of long-term debt.

In 2000, the net cash proceeds from increases in our total debt of $5,058 million was primarily due to the issuance of $5,500 million of long-term notes issued by Verizon Global Funding. The increase in total debt was also attributable to the issuance of $893 million of notes under a medium-term note program, $657 million of financing transactions of cellular assets, $398 million of long-term bank debt at Verizon Wireless and an increase in other short-term borrowings, partially offset by repayments of long-term debt. The pre-funding of employee benefit trusts also contributed to the increase in debt levels in 2001 and 2000. Additionally, the purchases of shares to fund employee stock option exercises contributed to the increase in debt levels in 2000.

Our ratio of debt to debt and shareowners’ equity was 62.4% at December 31, 2002, compared to 66.4% at December 31, 2001.

As of December 31, 2002, we had $596 million in bank borrowings outstanding. In addition, we had approximately $7.9 billion of unused bank lines of credit and our telephone and financing subsidiaries had shelf registrations for the issuance of up to $5.1 billion of unsecured debt securities. The debt securities of our telephone and financing subsidiaries continue to be accorded high ratings by primary rating agencies. However, in March 2002, Standard & Poor’s (S&P) revised our credit rating outlook from stable to negative, citing concern about the overall debt level of Verizon. In May 2002, Moody’s Investors Service (Moody’s) placed our debt under review for possible downgrade. In December 2002, Moody’s downgraded our senior unsecured debt rating from A1 to A2, and changed our credit rating outlook from negative to stable. The short term rating of Prime-1 was maintained. We have adopted a debt portfolio strategy that includes a reduction in total debt as well as a reduction in the short-term debt component. In February 2003, S&P upgraded our credit rating outlook from negative to stable, citing debt reduction efforts over the past year.

As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements, and the expectations of our shareowners. In 2002 and 2001, we declared quarterly cash dividends of $.385 per share. In the first, third and fourth quarters of 2000, we announced a quarterly cash dividend of $.385 per share. In the second quarter of 2000, we announced two separate pro rata dividends to ensure that the respective shareowners of Bell Atlantic and GTE received dividends at an appropriate rate.

In 2001 and 2000, common stock repurchases were primarily the result of the two-year share buyback program approved by the Board of Directors in March 2000 and repurchase of GTE common stock. In January 2002, the Board of Directors approved an extension of the existing buy-back program to February 2004. In 2001 and 2000, 0.4 million and 35.1 million Verizon common shares were repurchased, respectively.

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

Increase (Decrease) In Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2002 totaled $1,438 million, a $459 million increase over cash and cash equivalents at December 31, 2001 of $979 million. The increase in cash and cash equivalents was driven by favorable results of operations, proceeds from non-strategic access line sales and other sales, partially offset by capital expenditures and a significant reduction in borrowings in 2002. The December 31, 2001 balance of cash and cash equivalents increased by $222 million compared to December 31, 2000.

Additional Minimum Pension Liability and Contributions

In 2002, we recorded an additional minimum pension liability of $1,342 million for the amount of excess unfunded accumulated benefit liability over our accrued liability, as required by SFAS No. 87, “Employers’ Accounting for Pensions.” We periodically evaluate each pension plan to determine whether any additional minimum liability is required. As a result of lower interest rates and lower than expected 2002 investment returns, an additional minimum pension liability was required for a small number of plans. The increase in the liability is recorded as a charge to Accumulated Other Comprehensive Loss, net of a tax benefit, in shareowners’ investment in the consolidated balance sheets.

The majority of Verizon’s pension plans are adequately funded. Based on the funded status of the plans at December 31, 2002, there will be no significant pension trust contributions required through 2003; however, we anticipate making required pension trust contributions of approximately $125 million in 2004.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 45 years as of December 31, 2002. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets.

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2002. Additional detail about these items is included in the notes to the consolidated financial statements.

				(dollars in millions)
			Payments Due By Period

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt	$51,737	$7,133	$10,520	$7,737	$26,347
Capital lease obligations	241	54	93	34	60
Operating leases	4,305	825	1,382	1,051	1,047
Other long-term obligations	1,173	725	447	1	–

Total contractual cash obligations	$57,456	$8,737	$12,442	$8,823	$27,454

Market Risk

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

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposures to the various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates, equity prices and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Exchangeable Notes

In 1998, we issued exchangeable notes as described in Note 13 to the consolidated financial statements and discussed earlier under “Mark-to-Market Adjustment – Financial Instruments.” These financial instruments expose us to market risk, including:

•	Equity price risk, because the notes are exchangeable into shares that are traded on the open market and routinely fluctuate in value.

•	Foreign exchange rate risk, because the notes are exchangeable into shares that are denominated in a foreign currency.

•	Interest rate risk, because the notes carry fixed interest rates.

Periodically, equity price or foreign exchange rate movements may require us to mark-to-market the exchangeable note liability to reflect the increase or decrease in the current share price compared to the established exchange price, resulting in a charge or credit to income. The following sensitivity analysis measures the effect on earnings and financial condition due to changes in the exchange property for the exchangeable notes.

•	At December 31, 2002, each $1,000 principal amount of 5.75% notes (each, a 5.75% Note) was exchangeable into 178.0369 ordinary shares of TCNZ (5.75% Note Exchange Property), and the market value of the 5.75% Note Exchange Property was substantially below the debt liability associated with each 5.75% Note. Each $20 increase in the value of the 5.75% Note Exchange Property above the value of the associated debt liability would in the aggregate reduce our pretax earnings by $49 million.

•	At December 31, 2002, each $1,000 principal amount of 4.25% notes (each, a 4.25% Note) was exchangeable into 40.3702 ordinary shares of C&W and 7.6949 shares of NTL (collectively, 4.25% Note Exchange Property), and the market value of the 4.25% Note Exchange Property was substantially below the debt liability associated with each 4.25% Note. As a result of NTL’s emergence from bankruptcy, the 4.25% Note Exchange Property now consists of C&W shares and a combination of shares and warrants in the reorganized NTL entities. Each $20 increase in the value of the 4.25% Note Exchange Property above the value of the associated debt liability would in the aggregate reduce our pretax earnings by $53 million.

•	A subsequent decrease in the value of the 5.75% Note Exchange Property or the 4.25% Note Exchange Property would correspondingly increase earnings, but not to exceed the amount of any previous reduction in earnings.

•	Our cash flows would not be affected by mark-to-market activity relating to the exchangeable notes.

If we decide to deliver the exchange property, which we may have to purchase for cash, in exchange for the notes, the exchangeable note liability (including any mark-to-market adjustments) will be eliminated and the investment will be reduced by the fair market value of the exchange property delivered. Upon settlement, any excess of the liability over the book value of the exchange property delivered will be recorded as a gain. We also have the option to settle these liabilities with cash upon exchange.

On February 4, 2003, Verizon Global Funding, the issuer of the 4.25% Notes, exercised its right under the indenture to redeem all of the outstanding 4.25% Notes on March 15, 2003. The cash redemption price for the 4.25% Notes is $1,048.29 for each $1,000 principal amount of the notes. A holder of 4.25% Notes that exercises an exchange right will receive a cash settlement of $1,000 for each $1,000 principal amount of the notes. As of December 31, 2002, the principal amount of 4.25% Notes outstanding, before unamortized discount, was $2,839 million.

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt, interest rate derivatives and exchangeable notes as of December 31, 2002 and 2001. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward parallel shifts in the yield curve. Our sensitivity analysis did not include the fair values of our commercial paper and bank loans because they are not significantly affected by changes in market interest rates.

			(dollars in millions)

		Fair Value assuming	Fair Value assuming
At December 31, 2002	Fair Value	+100 basis point shift	–100 basis point shift

Long-term debt and interest rate derivatives	$49,446	$46,913	$52,222
Exchangeable notes	5,239	5,162	5,317

Total	$54,685	$52,075	$57,539

At December 31, 2001

Long-term debt and interest rate derivatives	$45,736	$43,667	$47,973
Exchangeable notes	5,678	5,538	5,786

Total	$51,414	$49,205	$53,759

Equity Risk

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

			(dollars in millions)

		Fair Value assuming 10%	Fair Value assuming 10%
At December 31, 2002	Fair Value	decrease in equity price	increase in equity price

Equity price sensitive cost investments, at fair value and derivatives	$363	$352	$375
Exchangeable notes	(5,239)	(5,239)	(5,239)

Total	$(4,876)	$(4,887)	$(4,864)

At December 31, 2001

Equity price sensitive cost investments, at fair value and derivatives	$2,189	$2,008	$2,369
Exchangeable notes	(5,678)	(5,677)	(5,680)

Total	$(3,489)	$(3,669)	$(3,311)

Foreign Currency Translation

The functional currency for nearly all of our foreign operations is the local currency. The translation of income statement and balance sheet amounts of these entities into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. At December 31, 2002, our primary translation exposure was to the Venezuelan bolivar, Mexican peso, Dominican Republic peso, Canadian dollar and the Euro. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of these investments.

In 2002, 2001 and 2000, our earnings were affected by foreign currency gains or losses associated with the unhedged portion of U. S. dollar denominated debt at Iusacell.

Equity income from our international investments is affected by exchange rate fluctuations when an equity investee has assets and liabilities denominated in a currency other than the investee’s functional currency. Several of our equity investees have assets and liabilities denominated in a currency other than the investee’s functional currency, such as our investments in Venezuela, Canada and Slovakia.

Foreign Exchange Risk

The fair values of our foreign currency derivatives and investments accounted for under the cost method are subject to fluctuations in foreign exchange rates. We use forward foreign currency exchange contracts to offset foreign exchange gains and losses on British pound and Japanese yen denominated debt obligations.

The table that follows summarizes the fair values of our foreign currency derivatives, cost investments, and the exchangeable notes as of December 31, 2002 and 2001. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming a 10% decrease and increase in the value of the U.S. dollar against the various currencies to which we are exposed. Our sensitivity analysis does not include potential changes in the value of our international investments accounted for under the equity method. As of December 31, 2002, the carrying value of our equity method international investments totaled approximately $3.4 billion.

			(dollars in millions)

		Fair Value assuming 10%	Fair Value assuming 10%
At December 31, 2002	Fair Value	decrease in US$	increase in US$

Foreign exchange sensitive cost investments and foreign currency derivatives	$98	$73	$126
Exchangeable notes	(5,239)	(5,239)	(5,239)

Total	$(5,141)	$(5,166)	$(5,113)

At December 31, 2001

Foreign exchange sensitive cost investments and foreign currency derivatives	$1,433	$1,581	$1,316
Exchangeable notes	(5,678)	(5,680)	(5,677)

Total	$(4,245)	$(4,099)	$(4,361)

Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

A summary of the significant accounting policies used in preparing our financial statements are as follows:

•	Special and non-recurring items generally represent revenues and gains as well as expenses and losses that are non-operational and/or non-recurring in nature. Several of these special and non-recurring items include impairment losses. These impairment losses were determined in accordance with our policy of comparing the fair value of the asset with its carrying value. The fair value is determined by quoted market prices or by estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which impacts the amount of any impairment.

•	We continually evaluate our investments in securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established. Given our significant investments in securities, other than temporary declines in market values can have a material impact on our results of operations and financial condition.

•	We maintain defined benefit pension plans for most of our employees. In the aggregate, the fair value of plan assets of those plans exceeds benefit obligations, which contributes to pension plan income. Significant pension plan assumptions, including the discount rate used, the long-term rate of return on plan assets and rate of future increases in compensation are periodically updated and impact the amount of pension plan income, assets and obligations (see “Consolidated Results of Operations – Consolidated Net Income – Pension and Other Postretirement Benefits”).

•	Our accounting policy concerning the method of accounting applied to investments (consolidation, equity or cost) involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the entity in which we have invested. Where control is determined, we consolidate the investment. If we determine that we have significant influence over the operating and financial policies of an entity in which we have invested, we apply the equity method. We apply the cost method in situations where we determine that we do not have significant influence.

•	Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

•	Intangible assets are a significant component of our consolidated assets. Wireless licenses of $40,088 million represent the largest component of our intangible assets. Our wireless licenses are indefinite-lived intangible assets, and as required by SFAS No. 142, are no longer amortized but are periodically evaluated for impairment. Any impairment loss would be determined by comparing the fair value of the wireless licenses with their carrying value. The fair value is determined by estimating future cash flows. There is inherent subjectivity involved in estimating future cash flows, which impacts the amount of any impairment.

Recent Accounting Pronouncements

Accounting for Stock Options

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement permits two additional transition methods (modified prospective and retroactive restatement) for entities that adopt the preferable method of accounting for stock-based employee compensation.

Effective January 1, 2003 we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method, for all new awards granted to employees after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. However, in subsequent years, the vesting of awards issued on or after January 1, 2003 may cause an increase in employee compensation expense. We estimate the impact in 2003 will be approximately $.01 to $.02 per diluted share.

Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).” EITF Issue No. 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Asset Retirement Obligations

On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We have determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, we have included estimated removal costs in our group depreciation models. These costs have increased depreciation expense and accumulated depreciation for future removal costs for existing assets. These removal costs are recorded as a reduction to accumulated depreciation when the assets are retired and removal costs are incurred.

For some assets, such as telephone poles, the removal costs exceed salvage value. Under the provisions of SFAS No. 143, we are required to exclude costs of removal from our depreciation rates for assets for which the removal costs exceed salvage. Accordingly, in connection with the initial adoption of this standard on January 1, 2003, we have reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of approximately $3.4 billion ($2.0 billion after-tax). Effective January 1, 2003, we began expensing costs of removal in excess of salvage for these assets as incurred. The impact of this change in accounting will result in a decrease in depreciation expense and an increase in operational and support expenses. We estimate the net favorable impact in 2003, excluding the cumulative effect adjustment, will be approximately $50 million to $70 million ($30 million to $42 million after-tax).

Other Factors That May Affect Future Results

Genuity

Prior to the merger of Bell Atlantic and GTE, we owned and consolidated Genuity (a tier-one interLATA Internet backbone and related data business). In June 2000, as a condition of the merger, 90.5% of the voting equity of Genuity was issued in an initial public offering. As a result of the initial public offering and our loss of control, we deconsolidated Genuity. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option (if prescribed conditions were met), among other things, to regain control of Genuity. Our ability to legally exercise this conversion feature was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements.

On July 24, 2002, we converted all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity. As a result, we have relinquished the right to convert our current ownership into a controlling interest as described above. On December 18, 2002, we sold all of our Class A common stock of Genuity. We now own a voting and economic interest in Genuity of less than one-hundredth of 1%.

Our commercial relationship with Level 3 Communications, Inc. (Level 3), the purchaser of substantially all of Genuity’s domestic assets and the assignee of Genuity’s principal contract with us, continues including a multi-year purchase commitment expiring on December 31, 2005 for services such as dedicated Internet access, managed web hosting, Internet security and some transport services. Under this purchase commitment, Verizon has agreed to pay Level 3 a minimum of approximately $250 million after February 4, 2003.

Pursuant to an agreement reached with most bank lenders to Genuity, we agreed to subordinate our $1,150 million loan to Genuity to the loans made by the banks to Genuity. In addition, we purchased participation in the amount of $182 million in the loans made by the banks to Genuity. Depending on the amounts available to pay creditors of Genuity, Verizon may or may not recover all of this participation. Consequently, we recorded a charge of $182 million in connection with losses recorded in 2002 related to our investment in Genuity (see “Special and Non-Recurring Items – Investment-Related Charges”).

Recent Developments

Verizon Wireless

FCC Auction

On January 29, 2001, the bidding phase of the FCC reauction of 1.9 GHz C and F block broadband Personal Communications Services (PCS) spectrum licenses, which began December 12, 2000, officially ended. Verizon Wireless was the winning bidder for 113 licenses. The total price of these licenses was $8,781 million, $1,822 million of which had been paid. There were no legal challenges to our qualifications to acquire these licenses. We were awarded 33 of the 113 licenses in August 2001 and paid approximately $82 million for them. However, the remaining licenses for which we were the high bidder have been the subject of litigation by the original licensees, whose licenses had been cancelled by the FCC. In March 2002, the FCC ordered a refund of 85% of the payments. In December 2002, pursuant to an FCC order, we dismissed our applications for these licenses, received our remaining payment and were relieved of all of our remaining obligations with respect to the FCC reauction. On January 27, 2003, the U.S. Supreme Court ruled that the FCC’s cancellation of the licenses violated federal bankruptcy law.

Timing of Initial Public Offering

Since August 2000, when the Verizon Wireless Inc. registration statement was initially filed with the SEC, we periodically reiterated that the initial public offering would occur when market conditions are favorable. On January 29, 2003, Verizon Wireless withdrew the registration statement because it currently does not have significant funding requirements that need to be addressed.

Northcoast Spectrum Purchase

In December 2002, Verizon Wireless announced that it signed an agreement with Northcoast Communications LLC to purchase 50 PCS licenses and related network assets for approximately $750 million. The licenses cover large portions of the U.S. including such markets as New York, NY, Boston, MA, Minneapolis, MN, Columbus, OH, Providence, RI, Rochester, NY and Hartford, CT. The transaction is expected to close in the first half of 2003.

New York Recovery Funding

In August 2002, President Bush signed the Supplemental Appropriations bill passed earlier this year by the U.S. House of Representatives and the U.S. Senate. The Supplemental Appropriations bill includes $5.5 billion in New York recovery funding. Of that amount, approximately $750 million has been allocated to cover the uninsured losses of businesses (including the restoration of utility infrastructure) as a result of the September 11th terrorist attacks. These funds will be distributed through the lower Manhattan Development Corporation following an application process.

Regulatory and Competitive Trends

Competition and the Telecommunications Act of 1996

We face increasing competition in all areas of our business. The Telecommunications Act of 1996 (1996 Act), regulatory and judicial actions and the development of new technologies, products and services have created opportunities for alternative telecommunication service providers, many of which are subject to fewer regulatory constraints. Current and potential competitors in telecommunications services include long distance companies, other local telephone companies, cable companies, wireless service providers, foreign telecommunications providers, electric utilities, Internet service providers and other companies that offer network services. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth.

We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities resulting from the 1996 Act and technological advances.

In-Region Long Distance

We offer long distance service throughout most of the country, except in Maryland, West Virginia and the District of Columbia where we have not yet received authority to offer long distance service under the 1996 Act, and in Alaska. Under the 1996 Act, our ability to offer in-region long distance services in the regions where the former Bell Atlantic telephone subsidiaries operate as local exchange carriers is largely dependent on satisfying specified requirements. The requirements include a 14-point “competitive checklist” of steps which we must take to help competitors offer local services through resale, through purchase of unbundled network elements, or by interconnecting their own networks to ours. We must also demonstrate to the FCC that our entry into the in-region long distance market would be in the public interest.

We now have authority to offer in-region long distance service in 11 states in the former Bell Atlantic territory, accounting for approximately 90% of the lines served by the former Bell Atlantic. These states are New York, Massachusetts, Connecticut, Pennsylvania, Rhode Island, Vermont, Maine, New Jersey, New Hampshire, Delaware and Virginia. The Pennsylvania and New Jersey orders are currently on appeal to the U.S. Court of Appeals. The U.S. Court of Appeals has remanded the Massachusetts order to the FCC for further explanation on one issue, but left our long distance authority in effect. In December 2002, we filed an application with the FCC for permission to enter the in-region long distance market in Maryland, West Virginia and the District of Columbia. The FCC must act on this application by March 19, 2003.

FCC Regulation and Interstate Rates

Our telephone operations are subject to the jurisdiction of the FCC with respect to interstate services and related matters. In 2002, the FCC continued to implement reforms to the interstate access charge system and to implement the “universal service” and other requirements of the 1996 Act.

Access Charges and Universal Service

On May 31, 2000, the FCC adopted the CALLS plan as a comprehensive five-year plan for regulation of interstate access charges. The CALLS plan has three main components. First, it establishes a portable interstate access universal service support of $650 million for the industry. This explicit support replaces implicit support embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge (SLC) and provides for de-averaging of the SLC by zones and class of customers in a manner that will not undermine comparable and affordable universal service. Third, the plan sets into place a mechanism to transition to a set target of $0.0055 per minute for switched access services. Once that target rate is reached, local exchange carriers are no longer required to make further annual price cap reductions to their switched access prices. The annual reductions leading to the target rate, as well as annual reductions for the subset of special access services that remain subject to price cap regulation was set at 6.5% per year.

On September 10, 2001, the U.S. Court of Appeals for the Fifth Circuit ruled on an appeal of the FCC order adopting the plan. The court upheld the FCC on several challenges to the order, but remanded two aspects of the decision back to the FCC on the grounds that they lacked sufficient justification. The court remanded back to the FCC for further consideration its decision setting the annual reduction factor at 6.5% minus an inflation factor and the size of the new universal service fund at $650 million. The entire plan (including these elements) will continue in effect pending the FCC’s further consideration of its justification of these components.

As a result of tariff adjustments which became effective in July 2002, approximately 98% of our access lines reached the $0.0055 benchmark.

The FCC has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. In order to use these rules, carriers must forego the ability to take advantage of provisions in the current rules that provide relief in the event earnings fall below prescribed thresholds. We have been authorized to remove special access and dedicated transport services from price caps in 36 Metropolitan Statistical Areas (MSAs) in the former Bell Atlantic territory and in 17 additional MSAs in the former GTE territory. In addition, the FCC has found that in 20 MSAs we have met the stricter standards to remove special access connections to end-user customers from price caps. Approximately 55% of special access revenues are now removed from price regulation. We also have an application pending that, if granted, would remove an additional three MSAs, and special access connections to end-user customers in two additional MSAs, from price cap regulation.

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

In addition to the unbundling requirements released in November 1999, the FCC released an order in a separate proceeding in December 1999, requiring incumbent local exchange companies also to unbundle and provide to competitors the higher frequency portion of their local loop. This provides competitors with the ability to provision data services on top of incumbent carriers’ voice services.

In July 2000, the U.S. Court of Appeals for the Eighth Circuit found that some aspects of the FCC’s requirements for pricing UNEs were inconsistent with the 1996 Act. In particular, it found that the FCC was wrong to require incumbent carriers to base these prices not on their real costs but on the imaginary costs of the most efficient equipment and the most efficient network configuration. This portion of the court’s decision was stayed pending review by the U.S. Supreme Court. On May 13, 2002, the U.S. Supreme Court reversed that decision and upheld the FCC’s pricing rules.

On May 24, 2002, the U.S. Court of Appeals for the D.C. Circuit released an order that overturned the most recent FCC decision establishing which network elements were required to be unbundled. In particular, the court found that the FCC did not adequately consider the limitations of the “necessary and impair” standards of the 1996 Act when it chose national rules for unbundling and that it failed to consider the relevance of competition from other types of service providers, including cable and satellite. The court also vacated a separate order that had authorized an unbundling requirement for “line sharing” where a competing carrier purchases only a portion of the copper connection to the end-user in order to provide high-speed broadband services using DSL technology. Several parties, including the FCC, petitioned the court for rehearing of the court order. The court rejected the petitions that asked it to change its decision on September 4, 2002. The court did, however, stay its order vacating the FCC’s rules until February 20, 2003, to provide the FCC time to complete an ongoing rulemaking to determine what elements should be unbundled. Several carriers have sought U.S. Supreme Court review of the underlying court decision. That request remains pending.

On October 25, 2002, the U.S. Court of Appeals for the D.C. Circuit released an order upholding the FCC’s decisions that established interim limits on the availability of combinations of unbundled network elements known as enhanced extended links or “EELs.” EELs consist of unbundled loops and transport elements. The FCC decisions limited access to EELs to carriers that would use them to provide a significant amount of local traffic, and not just use them as substitutes for special access services.

Prior to the issuance of these orders from the U.S. Court of Appeals for the D.C. Circuit, the FCC had already begun a review of the scope of its unbundling requirement through a rulemaking referred to as the triennial review of UNEs. This rulemaking reopens the question of what network elements must be made available on an unbundled basis under the 1996 Act and will revisit the unbundling decisions made in the order overturned by the U.S. Court of Appeals for the D.C. Circuit. In this rulemaking, the FCC also will address other pending issues relating to unbundled elements, including the question of whether competing carriers may substitute combinations of unbundled loops and transport for already competitive special access services. On February 20, 2003, the FCC announced a decision in its triennial review, but the order has not yet been released.

Compensation for Internet Traffic

On April 27, 2001, the FCC released an order addressing intercarrier compensation for dial-up connections for Internet-bound traffic. The FCC found that Internet-bound traffic is interstate and subject to the FCC’s jurisdiction. Moreover, the FCC again found that Internet-bound traffic is not subject to reciprocal compensation under Section 251(b)(5) of the 1996 Act. Instead, the FCC established federal rates per minute for this traffic that decline from $0.0015 to $0.0007 over a three-year period. The FCC order also sets caps on the total minutes of this traffic that may be subject to any intercarrier compensation and requires that incumbent local exchange carriers must offer to pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. On May 3, 2002, the U.S. Court of Appeals for the D.C. Circuit rejected part of the FCC’s rationale for its April 27, 2001 order, but declined to vacate the order while it is on remand.

Several parties requested rehearing, asking the court to vacate the underlying order. Those requests were denied in a series of orders released on September 24, 2002 and September 25, 2002. One carrier has sought U.S. Supreme Court review of that denial. In the meantime, pending further action by the FCC, the FCC’s underlying order remains in effect.

Cautionary Statement Concerning Forward-Looking Statements

In this Management’s Discussion and Analysis of Results of Operations and Financial Condition, and elsewhere in this Annual Report, we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this Annual Report, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	the duration and extent of the current economic downturn;

•	materially adverse changes in economic or labor conditions in the markets served by us or by companies in which we have substantial investments;

•	material changes in available technology;

•	technology substitution;

•	an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;

•	the final results of federal and state regulatory proceedings concerning our provision of retail and wholesale services and judicial review of those results;

•	the effects of competition in our markets;

•	our ability to satisfy regulatory merger conditions;

•	the ability of Verizon Wireless to continue to obtain sufficient spectrum resources;

•	our ability to recover insurance proceeds relating to equipment losses and other adverse financial impacts resulting from the terrorist attacks on September 11, 2001; and

•	changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

Report of Management

We, the management of Verizon Communications Inc., are responsible for the consolidated financial statements and the information and representations contained in this report. The financial statements have been prepared in conformity with generally accepted accounting principles and include amounts based on management’s best estimates and judgments. Financial information elsewhere in this report is consistent with that in the financial statements.

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

The 2002, 2001 and 2000 financial statements have been audited by Ernst & Young LLP, independent auditors. Their audits were conducted in accordance with generally accepted auditing standards and included an evaluation of our internal control structure and selective tests of transactions. The Report of Independent Auditors follows this report.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with the independent auditors, management and internal auditors to review accounting, auditing, internal controls, litigation and financial reporting matters. Both the internal auditors and the independent auditors have free access to the Audit Committee without management present.

/s/ Ivan G. Seidenberg Ivan G. Seidenberg President and Chief Executive Officer

/s/ Doreen A. Toben Doreen A. Toben Executive Vice President and Chief Financial Officer

/s/ John F. Killian John F. Killian Senior Vice President and Controller

Report of Independent Auditors

To the Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2002 and 2001, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, Verizon changed its method of accounting for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets” effective January 1, 2002, and as discussed in Note 14 to the consolidated financial statements, Verizon changed its method of accounting for derivative instruments in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” effective January 1, 2001.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York
January 29, 2003

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2002	2001	2000

Operating Revenues	$67,625	$67,190	$64,707

Operating Expenses
Operations and support expense (exclusive of items shown below)	41,952	41,651	39,481
Depreciation and amortization	13,423	13,657	12,261
Sales of assets, net	(2,747)	350	(3,793)

Total Operating Expenses	52,628	55,658	47,949

Operating Income	14,997	11,532	16,758
Income (loss) from unconsolidated businesses	(4,414)	(5,042)	3,792
Other income and (expense), net	140	449	311
Interest expense	(3,237)	(3,369)	(3,490)
Minority interest	(1,270)	(622)	(216)
Mark-to-market adjustment – financial instruments	(14)	(182)	664

Income before provision for income taxes, extraordinary items and cumulative effect of accounting change	6,202	2,766	17,819
Provision for income taxes	1,618	2,176	7,009

Income Before Extraordinary Items and Cumulative Effect of Accounting Change	4,584	590	10,810
Extraordinary items, net of tax	(9)	(19)	1,027
Cumulative effect of accounting change, net of tax	(496)	(182)	(40)

Net Income	4,079	389	11,797
Redemption of subsidiary preferred stock	–	–	(10)

Net Income Available to Common Shareowners	$4,079	$389	$11,787

Basic Earnings Per Common Share:
Income before extraordinary items and cumulative effect of accounting change	$1.67	$.22	$3.98
Extraordinary items, net of tax	–	(.01)	.37
Cumulative effect of accounting change, net of tax	(.18)	(.07)	(.01)

Net Income	$1.49	$.14	$4.34

Weighted-average shares outstanding (in millions)	2,729	2,710	2,713

Diluted Earnings Per Common Share:
Income before extraordinary items and cumulative effect of accounting change	$1.67	$.22	$3.95
Extraordinary items, net of tax	–	(.01)	.37
Cumulative effect of accounting change, net of tax	(.18)	(.07)	(.01)

Net Income	$1.49	$.14	$4.31

Weighted-average shares outstanding (in millions)	2,745	2,730	2,737

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
At December 31,	2002	2001

Assets
Current assets
Cash and cash equivalents	$1,438	$979
Short-term investments	2,042	1,991
Accounts receivable, net of allowances of $2,782 and $2,153	12,598	14,254
Inventories	1,502	1,968
Net assets held for sale	–	1,199
Prepaid expenses and other	3,341	2,796

Total current assets	20,921	23,187

Plant, property and equipment	178,028	169,586
Less accumulated depreciation	103,532	95,167

	74,496	74,419

Investments in unconsolidated businesses	4,988	10,202
Intangible assets, net	46,739	44,262
Other assets	20,324	18,725

Total assets	$167,468	$170,795

Liabilities and Shareowners’ Investment
Current liabilities
Debt maturing within one year	$9,288	$18,669
Accounts payable and accrued liabilities	12,745	13,947
Other	5,014	5,404

Total current liabilities	27,047	38,020

Long-term debt	44,791	45,657
Employee benefit obligations	15,390	11,898
Deferred income taxes	19,468	16,543
Other liabilities	4,015	3,989

Minority interest	24,141	22,149

Shareowners’ investment
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,751,650,484 shares issued in both periods)	275	275
Contributed capital	24,685	24,676
Reinvested earnings	10,536	10,704
Accumulated other comprehensive loss	(2,110)	(1,187)

	33,386	34,468
Less common stock in treasury, at cost	218	1,182
Less deferred compensation-employee stock ownership plans and other	552	747

Total shareowners’ investment	32,616	32,539

Total liabilities and shareowners’ investment	$167,468	$170,795

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Cash Flows from Operating Activities
Income before extraordinary items and cumulative effect of accounting change	$4,584	$590	$10,810
Adjustments to reconcile income before extraordinary items and cumulative effect of accounting change to net cash provided by operating activities:
Depreciation and amortization	13,423	13,657	12,261
Sales of assets, net	(2,747)	350	(3,793)
Mark-to-market adjustment – financial instruments	14	182	(664)
Employee retirement benefits	(501)	(1,327)	(3,340)
Deferred income taxes	1,722	1,065	3,434
Provision for uncollectible accounts	2,905	1,952	1,409
(Income) loss from unconsolidated businesses	4,414	5,042	(3,792)
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:
Accounts receivable	(989)	(2,379)	(2,440)
Inventories	469	(47)	(530)
Other assets	24	(396)	(264)
Accounts payable and accrued liabilities	(1,304)	420	1,973
Other, net	86	664	763

Net cash provided by operating activities	22,100	19,773	15,827

Cash Flows from Investing Activities
Capital expenditures	(11,984)	(17,371)	(17,633)
Acquisitions, net of cash acquired, and investments	(1,093)	(3,142)	(2,247)
Proceeds from disposition of businesses	4,638	415	6,794
Proceeds from spectrum payment refund	1,740	–	–
Purchases of short-term investments	(2,099)	(2,002)	(1,204)
Proceeds from sale of short-term investments	1,931	1,595	983
Other, net	39	(1,121)	(2,748)

Net cash used in investing activities	(6,828)	(21,626)	(16,055)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	7,882	14,199	8,781
Repayments of long-term borrowings and capital lease obligations	(8,460)	(7,589)	(7,238)
Increase (decrease) in short-term obligations, excluding current maturities	(11,024)	(546)	3,515
Dividends paid	(4,200)	(4,168)	(4,421)
Proceeds from sale of common stock	915	501	576
Purchase of common stock for treasury	–	(18)	(2,294)
Other, net	74	(304)	33

Net cash provided by (used in) financing activities	(14,813)	2,075	(1,048)

Increase (decrease) in cash and cash equivalents	459	222	(1,276)
Cash and cash equivalents, beginning of year	979	757	2,033

Cash and cash equivalents, end of year	$1,438	$979	$757

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners’ Investment Verizon Communications Inc. and Subsidiaries

		(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,		2002		2001		2000

	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	2,751,650	$275	2,751,650	$275	2,756,485	$276
Shares issued-employee plans	–	–	–	–	5,533	–
Shares retired	–	–	–	–	(10,368)	(1)

Balance at end of year	2,751,650	275	2,751,650	275	2,751,650	275

Contributed Capital
Balance at beginning of year		24,676		24,555		20,134
Shares issued-employee plans		–		–		473
Shares retired		–		–		(577)
Issuance of stock by subsidiaries		–		–		171
Tax benefit from exercise of stock options		46		101		66
Gain on formation of wireless joint venture		–		–		4,271
Other		(37)		20		17

Balance at end of year		24,685		24,676		24,555

Reinvested Earnings
Balance at beginning of year		10,704		14,667		7,428
Net income		4,079		389		11,797
Dividends declared ($1.54, $1.54, and $1.54 per share)		(4,208)		(4,176)		(4,416)
Shares issued-employee plans		(48)		(188)		(160)
Other		9		12		18

Balance at end of year		10,536		10,704		14,667

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year		(1,187)		(2,176)		75

Foreign currency translation adjustment		220		(40)		(262)
Unrealized gains (losses) on marketable securities		(304)		1,061		(1,965)
Unrealized derivative gains (losses) on cash flow hedges		12		(45)		–
Minimum pension liability adjustment		(851)		13		(24)

Other comprehensive income (loss)		(923)		989		(2,251)

Balance at end of year		(2,110)		(1,187)		(2,176)

Treasury Stock
Balance at beginning of year	35,173	1,182	49,215	1,861	23,569	640
Shares purchased	–	–	395	18	35,110	1,717
Shares distributed
Employee plans	(26,531)	(963)	(14,376)	(694)	(9,444)	(495)
Shareowner plans	(18)	(1)	(61)	(3)	(20)	(1)

Balance at end of year	8,624	218	35,173	1,182	49,215	1,861

Deferred Compensation–ESOPs and Other
Balance at beginning of year		747		882		897
Amortization		(150)		(155)		(155)
Other		(45)		20		140

Balance at end of year		552		747		882

Total Shareowners’ Investment		$32,616		$32,539		$34,578

Comprehensive Income
Net income		$4,079		$389		$11,797
Other comprehensive income (loss) per above		(923)		989		(2,251)

Total Comprehensive Income		$3,156		$1,378		$9,546

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1
Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon) is one of the world’s leading providers of communications services. Our company is the largest provider of wireline and wireless communications in the United States. Our global presence extends to 32 countries in the Americas, Europe, Asia and the Pacific. We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, International and Information Services. For further information concerning our business segments, see Note 20.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in Unconsolidated Businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

We prepare our financial statements using generally accepted accounting principles which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangibles and other long-lived assets, valuation allowances on tax assets and pension and postretirement benefit assumptions.

Revenue Recognition

We recognize wireline and wireless service revenues based upon usage of our network and facilities and contract fees. We recognize product and other service revenues when the products are delivered and accepted by the customers and when services are provided in accordance with contract terms. The sale of wireless handsets and service revenues are separate earnings processes and revenues associated with each are recorded separately. We recognize directory revenues, and associated costs, when the directories are published.

We adopted the provisions of the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) No. 101, “Revenue Recognition in Financial Statements” effective January 1, 2000, as required by the SEC. The impact to Verizon pertains to the deferral of some non-recurring fees, such as service activation and installation fees, and associated incremental direct costs, and the recognition of those revenues and costs over the expected term of the customer relationship. The total cumulative effect of adopting SAB No. 101 was a non-cash, after-tax charge of $40 million.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, to Operations and Support Expense as these costs are incurred.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the year. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans and an exchangeable equity interest (see Note 6), which represent the only potentially dilutive common shares.

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

Plant and Depreciation

We record plant, property and equipment at cost. Our telephone operations’ depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used by our telephone operations are presented in the following table:

Average Lives (in years)

Buildings	30-35
Central office equipment	5-10
Outside communications plant	14-50
Furniture, vehicles and other	3-15

When we replace or retire depreciable plant used in our wireline network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation. See “Recent Accounting Pronouncements – Asset Retirement Obligations” for additional information.

Plant, property and equipment of our other subsidiaries is generally depreciated on a straight-line basis over the following estimated useful lives: buildings, 20 to 40 years; wireless plant equipment, 3 to 15 years; and other equipment, 1 to 20 years.

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

Computer Software Costs

We capitalize the cost of internal-use software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use software. Capitalized computer software costs are amortized using the straight-line method over a period of 3 to 7 years.

Goodwill and Other Intangibles

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” and, as required, we no longer amortize goodwill (including goodwill recorded on our equity method investments), acquired workforce intangible assets and wireless licenses, which we have determined have an indefinite life. These assets are reviewed annually (or more frequently under various conditions) for impairment using a fair value approach. Intangible assets that do not have indefinite lives are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” For additional information on the impact of adopting SFAS No. 142, see Note 2.

Prior to January 1, 2002, we generally amortized goodwill, wireless licenses and other identifiable intangibles on a straight-line basis over their estimated useful life, not exceeding 40 years. We assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whenever events or changes in circumstances indicated that the carrying value may not have been recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subject to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board (APB) Opinion No. 17, “Intangible Assets.” A determination of impairment (if any) was made based primarily on estimates of market value.

Sale of Stock By Subsidiary

We recognize in consolidation changes in our ownership percentage in a subsidiary caused by issuances of the subsidiary’s stock as adjustments to Contributed Capital.

Income Taxes

Verizon and its domestic subsidiaries file a consolidated federal income tax return. For periods prior to the Bell Atlantic-GTE merger (see Note 7), GTE filed a separate consolidated federal income tax return.

Our telephone operations use the deferral method of accounting for investment tax credits earned prior to the repeal of investment tax credits by the Tax Reform Act of 1986. We also defer certain transitional credits earned after the repeal. We amortize these credits over the estimated service lives of the related assets as a reduction to the Provision for Income Taxes.

Stock-Based Compensation

We have historically accounted for stock-based employee compensation plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.” Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, prospectively (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”) to all new awards granted, modified or settled after January 1, 2003. See Note 17 for additional information.

Foreign Currency Translation

The functional currency for nearly all of our foreign operations is the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated Other Comprehensive Loss, a separate component of Shareowners’ Investment, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Loss. Other exchange gains and losses are reported in income.

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

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates, interest rates and equity prices. We employ risk management strategies using a variety of derivatives including foreign currency forwards and options, equity options, interest rate swap agreements, interest rate caps and floors, and basis swap agreements. We do not hold derivatives for trading purposes.

Effective January 1, 2001, we adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” SFAS No. 133 requires that all derivatives, including derivatives embedded in other financial instruments, be measured at fair value and recognized as either assets or liabilities on our balance sheet. Changes in the fair values of derivative instruments not qualifying as hedges under SFAS No. 133 or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

Prior to January 1, 2001, foreign currency derivatives and basis swap agreements were accounted for under the fair value method which required us to record these derivatives at fair value in our consolidated balance sheets, with any changes in value recorded in income or Shareowners’ Investment. Gains, losses and related discounts or premiums related to foreign currency derivatives that hedged our investments in consolidated foreign subsidiaries or foreign equity method investments were included in Accumulated Other Comprehensive Loss and reflected in income upon sale or substantial liquidation of the investment. Gains or losses from foreign currency derivatives that hedged our short-term transactions and cost method investments were included in Other Income and (Expense), Net, and discounts or premiums on these contracts were included in income over the lives of the contracts. Gains or losses from identifiable foreign currency commitments were deferred and recognized in income when the future transaction occurred or at the time the transaction was no longer likely to occur. Interest rate swap agreements and interest rate caps and floors that qualified as hedges were accounted for under the accrual method. Under the accrual method, no amounts were recognized in our consolidated balance sheets related to the principal balances. The interest differential that was paid or received and the premiums related to caps and floors were recognized as adjustments to Interest Expense over the life of the agreements. Gains or losses on terminated agreements were recorded as an adjustment to the basis of the underlying liability and amortized over the original life of the agreement.

Recent Accounting Pronouncements

Exit or Disposal Activities

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in Restructuring).” EITF Issue No. 94-3 required accrual of liabilities related to exit and disposal activities at a plan (commitment) date. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002.

Asset Retirement Obligations

On January 1, 2003, we adopted SFAS No. 143, “Accounting for Asset Retirement Obligations.” This statement provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We have determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, we have included estimated removal costs in our group depreciation models. These costs have increased depreciation expense and accumulated depreciation for future removal costs for existing assets. These removal costs are recorded as a reduction to accumulated depreciation when the assets are retired and removal costs are incurred.

For some assets, such as telephone poles, the removal costs exceed salvage value. Under the provisions of SFAS No. 143, we are required to exclude costs of removal from our depreciation rates for assets for which the removal costs exceed salvage. Accordingly, in connection with the initial adoption of this standard on January 1, 2003, we have reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of an estimated gain of approximately $3.4 billion ($2.0 billion after-tax). Effective January 1, 2003, we began expensing costs of removal in excess of salvage for these assets as incurred. The impact of this change in accounting will result in a decrease in depreciation expense and an increase in operational and support expenses. We estimate the net favorable impact in 2003, excluding the cumulative effect adjustment, will be approximately $50 million to $70 million ($30 million to $42 million after-tax).

Note 2
Accounting Change – Goodwill and Other Intangible Assets

The initial impact of adopting SFAS No. 142 on our consolidated financial statements was recorded as a cumulative effect of an accounting change as of January 1, 2002, resulting in a charge of $496 million, net of tax. This charge is comprised of $204 million ($203 million after-tax) for goodwill and $294 million ($293 million after-tax) for wireless licenses and goodwill of equity method investments and for other intangible assets.

Domestic Wireless Licenses

In conjunction with the adoption of SFAS No. 142, we have reassessed the useful lives of previously recognized intangible assets. A significant portion of our intangible assets are Domestic Wireless licenses, including licenses associated with equity method investments, that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide cellular communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, the wireless licenses will be treated as an indefinite-lived intangible asset under the provisions of SFAS No. 142 and will not be amortized but rather will be tested for impairment. We will reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Previous wireless business combinations have been for the purpose of acquiring existing licenses and related infrastructure to enable us to build out our existing nationwide wireless network. The primary asset acquired in such combinations has been wireless licenses. In the allocation of the purchase price of these previous acquisitions, amounts classified as goodwill have related predominately to the expected synergies of placing the acquired licenses in our national footprint. Further, in purchase accounting, the values assigned to both wireless licenses and goodwill were principally determined based on an allocation of the excess of the purchase price over the other acquired net assets. We believe that the nature of our wireless licenses and related goodwill are fundamentally indistinguishable.

In light of these considerations, on January 1, 2002, amounts previously classified as goodwill, approximately $7.9 billion as of December 31, 2001, were reclassified into wireless licenses. Also, assembled workforce, previously included in other intangible assets, will no longer be recognized separately from wireless licenses. Amounts for 2001 and 2000 have been reclassified to conform to the presentation adopted on January 1, 2002. In conjunction with this reclassification, and in accordance with the provisions of SFAS No. 109, “Accounting for Income Taxes,” we have recognized in the first quarter of 2002 a deferred tax liability of approximately $1.6 billion related to the difference in the tax basis compared to the book basis of the wireless licenses. This reclassification, including the related impact on deferred taxes, had no impact on our results of operations.

When testing the carrying value of the wireless licenses for impairment, we will determine the fair value of the aggregated wireless licenses by subtracting from wireless operations’ estimated discounted cash flows the fair value of all of the other net tangible and intangible assets of our wireless operations. If the fair value of the aggregated wireless licenses as determined above is less than the aggregated carrying amount of the licenses, an impairment will be recognized. Upon adoption of SFAS No. 142, a test for impairment of wireless licenses was performed with no impairment recognized. Future tests for impairment will be performed at least annually and more often if events or circumstances warrant.

Impact of SFAS No. 142

The following tables present the impact of SFAS No. 142 on reported income before extraordinary items and cumulative effect of accounting change, reported net income and earnings per share had the standard been in effect for the years ended December 31, 2001 and 2000:

(dollars in millions)
Years Ended December 31,	2002	2001	2000

Reported income before extraordinary items and cumulative effect of accounting change	$4,584	$590	$10,810
Goodwill amortization	–	49	40
Wireless licenses amortization	–	334	263

Adjusted income before extraordinary items and cumulative effect of accounting change	$4,584	$973	$11,113

Years Ended December 31,	2002	2001	2000

Basic earnings per common share	$1.67	$.22	$3.98
Goodwill amortization	–	.02	.01
Wireless licenses amortization	–	.12	.10

Adjusted earnings per common share – basic	$1.67	$.36	$4.09

Years Ended December 31,	2002	2001	2000

Diluted earnings per common share	$1.67	$.22	$3.95
Goodwill amortization	–	.02	.01
Wireless licenses amortization	–	.12	.10

Adjusted earnings per common share – diluted	$1.67	$.36	$4.06

(dollars in millions)
Years Ended December 31,	2002	2001	2000

Reported net income	$4,079	$389	$11,787
Goodwill amortization	–	49	40
Wireless licenses amortization	–	334	263

Adjusted net income	$4,079	$772	$12,090

Years Ended December 31,	2002	2001	2000

Basic earnings per common share	$1.49	$.14	$4.34
Goodwill amortization	–	.02	.01
Wireless licenses amortization	–	.12	.10

Adjusted earnings per common share – basic	$1.49	$.28	$4.45

Years Ended December 31,	2002	2001	2000

Diluted earnings per common share	$1.49	$.14	$4.31
Goodwill amortization	–	.02	.01
Wireless licenses amortization	–	.12	.10

Adjusted earnings per common share – diluted	$1.49	$.28	$4.42

The preceding tables exclude $115 million ($.04 per share), and $76 million ($.03 per share) for the years ended 2001 and 2000, respectively, related to amortization of goodwill and other intangible assets with indefinite lives of equity method investments.

Goodwill

Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

					(dollars in millions)
	Domestic	Domestic		Information	Corporate &
	Telecom	Wireless	International	Services	& Other	Total

Balance as of December 31, 2001	$401	$–	$627	$558	$112	$1,698
Goodwill reclassifications	–	–	338	23	–	361
Goodwill acquired during the period	3	–	51	–	–	54
CTI goodwill in impairment charge	–	–	(220)	–	–	(220)
Goodwill impairment losses under SFAS No. 142	(90)	–	–	(2)	(112)	(204)

Balance as of December 31, 2002	$314	$–	$796	$579	$–	$1,689

Other Intangible Assets

The major components and average useful lives of our other acquired intangible assets follows:

			(dollars in millions)
	As of December 31, 2002		As of December 31, 2001

	Gross Carrying	Accumulated	Gross Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortized intangible assets:
Customer lists (4 to 7 years)	$3,440	$1,846	$3,349	$1,279
Non-network software (3 to 7 years)	4,700	1,399	3,187	793
Other (2 to 30 years)	81	14	74	29

Total	$8,221	$3,259	$6,610	$2,101

Unamortized intangible assets:
Wireless licenses	$40,088		$38,055

Intangible asset amortization expense was $1,164 million for the year ended December 31, 2002. It is estimated to be $1,189 million in 2003, $1,143 million in 2004, $1,027 million in 2005, $602 million in 2006 and $265 million in 2007, primarily related to customer lists and non-network software.

Note 3
Sales of Assets, Net

During 2002, we recognized net gains in operations related to sales of assets and other charges. During 2001, we recognized net losses in operations related to sales of assets, impairments of assets held for sale and other charges. During 2000, we recognized net gains related to sales of assets and impairments of assets held for sale. These net gains and losses are summarized as follows:

					(dollars in millions)
Years Ended December 31,		2002		2001		2000

	Pretax	After-tax	Pretax	After-tax	Pretax	After-tax

Wireline property sales	$2,527	$1,550	$–	$–	$3,051	$1,856
Wireless overlap property sales	–	–	(92)	(60)	1,922	1,156
Other, net	220	116	(258)	(166)	(1,180)	(1,025)

	$2,747	$1,666	$(350)	$(226)	$3,793	$1,987

As required, gains on sales of wireless overlap properties that occurred prior to the closing of the Bell Atlantic Corporation (Bell Atlantic)-GTE Corporation (GTE) merger are included in operating income and in the table above. Gains on sales of significant wireless overlap properties that occurred after the Bell Atlantic-GTE merger are classified as extraordinary items. See Note 5 for gains on sales of significant wireless overlap properties subsequent to the Bell Atlantic-GTE merger.

Wireline Property Sales

In October 2001, we agreed to sell all 675,000 of our switched access lines in Alabama and Missouri to CenturyTel Inc. (CenturyTel) and 600,000 of our switched access lines in Kentucky to ALLTEL Corporation (ALLTEL). During the third quarter of 2002, we completed the sales of these access lines for $4,059 million in cash proceeds ($191 million of which was received in 2001). We recorded a pretax gain of $2,527 million ($1,550 million after-tax). For the years 2002, 2001 and 2000, the operating revenues of the access lines sold were $623 million, $997 million and $1,021 million, respectively. For the years 2002, 2001 and 2000, operating expenses of the access lines sold were $241 million, $413 million and $539 million, respectively.

During 1998, GTE committed to sell approximately 1.6 million non-strategic domestic access lines. During 2000, access line sales generated combined cash proceeds of approximately $4,903 million and $125 million in convertible preferred stock. The pretax gain on the sales was $3,051 million ($1,856 million after-tax). The operating revenues and expenses of the access lines sold in 2000 were $766 million and $253 million, respectively.

Wireless Overlap Property Sales

A U.S. Department of Justice (DOJ) consent decree issued on December 6, 1999 required GTE Wireless, Bell Atlantic Mobile, Vodafone Group plc (Vodafone) and PrimeCo Personal Communications L.P. (PrimeCo) to resolve a number of wireless market overlaps in order to complete the wireless joint venture and the Bell Atlantic-GTE merger. As a result, during April and June 2000 we completed transactions with ALLTEL that provided for the exchange of former Bell Atlantic Mobile and GTE Wireless markets for several of ALLTEL’s wireless markets. These exchanges were accounted for as purchase business combinations and resulted in combined pretax gains of $1,922 million ($1,156 million after-tax).

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax) on the sale of the Cincinnati wireless market and a pretax loss of $172 million ($108 million after-tax) related to the sale of the Chicago wireless market.

Other Transactions

In December 2001, we agreed to sell TSI Telecommunications Services Inc. (TSI). During 2002, we recorded a net pretax gain of $220 million ($116 million after-tax), primarily resulting from a pretax gain on the sale of TSI of $466 million ($275 million after-tax), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax).

During 2001, we recorded charges totaling $258 million ($166 million after-tax) related to exiting several businesses, including our video business and some leasing activities.

During 2000, we recorded charges related to the write-down of some impaired assets and other charges of $1,180 million ($1,025 million after-tax), as follows:

	(dollars in millions)
Year Ended December 31, 2000	Pretax	After-tax

Airfone and Video impairment	$566	$362
CLEC impairment	334	218
Real estate consolidation and other merger-related charges	220	142
Deferred taxes on contribution to the wireless joint venture	–	249
Other, net	60	54

	$1,180	$1,025

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

Net Assets Held For Sale

At December 31, 2001, the net assets of the switched access lines sold to CenturyTel and ALLTEL and the net assets of TSI were classified as Net Assets Held for Sale in the consolidated balance sheets.

Note 4
Other Strategic Actions

Total pension and benefit costs recorded in 2002 related to severances were $2,010 million ($1,264 million after taxes and minority interest). In the fourth quarter of 2002, we recorded a pretax charge of $981 million ($604 million after taxes and minority interest) primarily associated with pension and benefit costs related to severances. This charge included losses of $910 million ($558 million after-tax) recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions.” These losses include curtailment losses of $755 million ($464 million after-tax) for significant reduction of the expected years of future service resulting from early retirements once the threshold for significance was reached, pension settlement losses of $102 million ($62 million after-tax) related to lump sum settlements of some existing pension obligations, and pension and postretirement benefit enhancements of $53 million ($32 million after-tax). The fourth quarter charge also included severance costs of $71 million ($46 million after taxes and minority interest). We also recorded a pretax charge in 2002 of $295 million ($185 million after-tax) related to settlement losses incurred in connection with previously announced employee separations. SFAS No. 88 requires that settlement losses be recorded once prescribed payment thresholds have been reached. Also during 2002, we recorded a special charge of $734 million ($475 million after taxes and minority interest) primarily associated with employee severance costs and severance-related activities in connection with the voluntary and involuntary separation of approximately 8,000 employees. As of December 31, 2002, a total of over 20,000 employees have been separated under the 2001 and 2002 severance activity. We expect to complete the severance activities within a year of when the respective charges are recorded.

During 2001, we recorded a special charge of $1,613 million ($1,001 million after-tax) primarily associated with employee severance costs and related pension enhancements. The charge included severance and related benefits of $765 million ($477 million after-tax) for the voluntary and involuntary separation of approximately 10,000 employees. We also included a charge of $848 million ($524 million after-tax) primarily associated with related pension enhancements.

In 2000, we recorded pension settlement gains of $911 million pretax ($564 million after-tax) in accordance with SFAS No. 88. They relate to some settlements of pension obligations for former GTE employees through direct payment, the purchase of annuities or otherwise.

During 2002, we recorded pretax charges of $593 million ($445 million after-tax) primarily related to a pretax impairment charge in connection with our financial statement exposure to WorldCom Inc. due to its July 2002 bankruptcy of $300 million ($183 million after-tax), a pretax impairment charge of $117 million ($136 million after-tax) pertaining to our leasing operations for airplanes leased to airlines currently experiencing financial difficulties and other pretax charges of $176 million ($126 million after-tax). In addition, we recorded a pretax charge of $175 million ($114 million after-tax) related to a settlement of a litigation matter that arose from our decision to terminate an agreement with NorthPoint Communications Group, Inc. (NorthPoint) to combine the two companies’ digital subscriber line (DSL) businesses (see Note 24).

Other charges and special items recorded during 2001 include asset impairments related to property sales and facility consolidation of $151 million ($95 million after-tax). In 2001, we also recorded a loss of $35 million ($26 million after-tax) related to international losses.

Other charges and special items recorded during 2000 included the write-off of our investment in NorthPoint of $155 million ($153 million after-tax) as a result of the deterioration in NorthPoint’s business, operations and financial condition. We also recorded a pretax charge of $50 million ($50 million after-tax) associated with our share of costs incurred at two of our international equity investees to complete employee separation programs.

Other charges and special items in 2000 also included the cost of disposing or abandoning redundant assets and discontinued system development projects in connection with the Bell Atlantic-GTE merger of $287 million ($175 million after-tax), regulatory settlements of $98 million ($61 million after-tax) and other asset write-downs of $416 million ($290 million after-tax).

Note 5
Extraordinary Items

In 2002, we recognized a net pretax extraordinary charge of $19 million ($9 million after-tax) related to the extinguishments of $2,306 million of debt prior to the stated maturity dates.

During 2001, we retired $726 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $29 million ($19 million after-tax).

In June 2000, we entered into a series of definitive sale agreements to resolve service area conflicts prohibited by FCC regulations as a result of the Bell Atlantic-GTE merger (see Note 3). These agreements, which were pursuant to the consent decree issued for the merger, enabled both the formation of Verizon Wireless and the closing of the merger. Since the sales were required pursuant to the consent decree and occurred after the merger, the gains on sales were recorded net of taxes as Extraordinary Items in the consolidated statements of income.

During the second half of 2000, we completed the sale of the Richmond (former PrimeCo) wireless market to CFW Communications Company in exchange for two wireless rural service areas in Virginia and cash. The sale resulted in a pretax gain of $184 million ($112 million after-tax). In addition, we completed the sales of the consolidated markets in Washington and Texas and unconsolidated interests in Texas (former GTE) to SBC Communications. The sales resulted in a pretax gain of $886 million ($532 million after-tax). Also, we completed the sale of the San Diego (former GTE) market to AT&T Wireless. The sale resulted in a pretax gain of $304 million ($182 million after-tax). In 2000, we also completed the sale of the Houston (former PrimeCo) wireless overlap market to AT&T Wireless, resulting in a pretax gain of $350 million ($213 million after-tax).

During 2000, we retired $190 million of debt prior to the stated maturity date, resulting in a pretax extraordinary charge of $19 million ($12 million after-tax).

Effective January 1, 2003, we adopted the provisions of SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” and will no longer report extinguishments of debt as extraordinary items.

Note 6
Wireless Joint Venture

On April 3, 2000, Verizon and Vodafone consummated the previously announced agreement to combine U.S. wireless and paging operations. Vodafone contributed its U.S. wireless operations, including its interest in PrimeCo, to an existing Bell Atlantic partnership in exchange for a 65.1% economic interest in the partnership. Bell Atlantic retained a 34.9% economic interest and control pursuant to the terms of the partnership agreement. We accounted for this transaction as a purchase business combination. The total consideration for the U.S. wireless operations of Vodafone was approximately $34 billion, resulting in increases in intangible assets of approximately $31 billion, minority interest of approximately $21 billion and debt of approximately $4 billion included in the consolidated balance sheets. Since the acquisition was effected through the issuance of partnership interests, the $4,271 million after-tax gain on the transaction was reported as an adjustment to contributed capital in accordance with our accounting policy for recording gains on the issuance of subsidiary stock. The appraisal and the allocation of the purchase price to the tangible and identifiable intangible assets were completed in the fourth quarter of 2000. A substantial portion of the excess purchase prices over the tangible assets acquired were identified with wireless licenses, which as of January 1, 2002, are no longer being amortized since they are indefinite-lived assets under the provisions of SFAS No. 142 (see Note 2).

In July 2000, following the closing of the Bell Atlantic-GTE merger, interests in GTE’s U.S. wireless operations were contributed to Verizon Wireless in exchange for an increase in our economic ownership interest to 55%. This transaction was accounted for as a transfer of assets between entities under common control and, accordingly, was recorded at the net book value of the assets contributed.

In addition, under the terms of an investment agreement, Vodafone may require us or Verizon Wireless to purchase up to an aggregate of $20 billion worth of its interest in Verizon Wireless between 2003 and 2007 at its then fair market value. The purchase of up to $10 billion, in cash or stock at our option, may be required in the summer of 2003 or 2004, and the remainder, which may not exceed $10 billion at any one time, in the summers of 2005 through 2007. Vodafone has the option to require us or Verizon Wireless to satisfy up to $7.5 billion of the remainder with cash or contributed debt.

In December 2001, Verizon Wireless and Price Communications Corp. (Price) announced that an agreement had been reached combining Price’s wireless business with a portion of Verizon Wireless in a transaction valued at approximately $1.7 billion, including $550 million of net debt. The transaction closed on August 15, 2002 and the assumed debt was redeemed on August 16, 2002. The resulting limited partnership is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in the new partnership which is exchangeable into common stock of Verizon Wireless if an initial public offering of that stock occurs, or into the common stock of Verizon on the fourth anniversary of the asset contribution date if the initial public offering of Verizon Wireless common stock does not occur prior to then. The price of the Verizon common stock used in determining the number of Verizon common shares received in an exchange is also subject to a maximum and minimum amount.

Note 7
Completion of Merger

On June 30, 2000, Bell Atlantic and GTE completed a merger under a definitive merger agreement dated as of July 27, 1998. Upon closing of the merger, the combined company began doing business as Verizon. GTE shareowners received 1.22 shares of Bell Atlantic common stock for each share of GTE common stock that they owned. The merger qualified as a tax-free reorganization and has been accounted for as a pooling-of-interests business combination. Under this method of accounting, Bell Atlantic and GTE are treated as if they had always been combined for accounting and financial reporting purposes. As a result, we have restated our consolidated financial statements for all dates and periods prior to the merger to reflect the combined results of Bell Atlantic and GTE as of the beginning of the earliest period presented.

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

(dollars in millions)
Three Months Ended
March 31, 2000

Operating Revenues	(Unaudited)
Bell Atlantic	$8,534
GTE	6,100
Conforming adjustments, reclassifications and eliminations	(85)
Accounting change	(17)

Combined	$14,532

Net Income
Bell Atlantic	$731
GTE	807
Conforming adjustments, reclassifications and eliminations	19
Accounting change	(42)

Combined	$1,515

The following table summarizes the pretax charges incurred for the Bell Atlantic-GTE merger.

	(dollars in millions)
Years Ended December 31,	2002	2001	2000

Direct Incremental Costs
Compensation arrangements	$–	$–	$210
Professional services	–	–	161
Shareowner-related	–	–	35
Registration, regulatory and other	–	–	66

Total Direct Incremental Costs	–	–	472

Employee Severance Costs	–	–	584

Transition Costs
Systems modifications	283	401	99
Branding	10	112	240
Relocation, training and other	217	526	355

Total Transition Costs	510	1,039	694

Total Merger-Related Costs	$510	$1,039	$1,750

Merger-Related Costs

Direct Incremental Costs

Direct incremental costs related to the Bell Atlantic-GTE merger of $472 million ($378 million after-tax) include compensation, professional services and other costs. Compensation includes retention payments to employees that were contingent on the close of the merger and payments to employees to satisfy contractual obligations triggered by the change in control. Professional services include investment banking, legal, accounting, consulting and other advisory fees incurred to obtain federal and state regulatory approvals and take other actions necessary to complete the merger. Other includes costs incurred to obtain shareholder approval of the merger, register securities and communicate with shareholders, employees and regulatory authorities regarding merger issues. All of the Bell Atlantic-GTE merger direct incremental costs had been paid as of December 31, 2001.

Employee Severance Costs

Employee severance costs related to the Bell Atlantic-GTE merger of $584 million ($371 million after-tax), as recorded under SFAS No. 112, “Employers’ Accounting for Postemployment Benefits,” represent the benefit costs for the separation of approximately 5,500 management employees who were entitled to benefits under pre-existing separation plans, as well as an accrual for ongoing SFAS No. 112 obligations for GTE employees (see Note 18). Of these employees, approximately 5,200 were located in the United States and approximately 300 were located at various international locations. The separations occurred as a result of consolidations and process enhancements within our operating segments. Accrued postemployment benefit liabilities for those employees are included in our consolidated balance sheets as components of Other Current Liabilities and Employee Benefit Obligations. As of December 31, 2001 and 2000, the remaining merger-related severance liability was $76 million and $343 million, respectively. As of December 31, 2002, the severances in connection with the Bell Atlantic-GTE merger are complete.

Transition Costs

In addition to the direct incremental merger-related and severance costs discussed above, we announced at the time of the Bell Atlantic-GTE merger that we expected to incur a total of approximately $2 billion of transition costs related to the merger and the formation of the wireless joint venture. These costs were incurred to integrate systems, consolidate real estate, and relocate employees. They also included approximately $500 million for advertising and other costs to establish the Verizon brand. Transition activities are complete at December 31, 2002 and totaled $2,243 million. Transition costs were $510 million ($288 million after taxes and minority interest) in 2002, $1,039 million ($578 million after taxes and minority interest) in 2001 and $694 million ($316 million after taxes and minority interest) in 2000.

Note 8
Marketable Securities

We have investments in marketable securities which are considered “available-for-sale” under SFAS No. 115. These investments have been included in our consolidated balance sheets in Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded in Income (Loss) From Unconsolidated Businesses in the consolidated statements of income for all or a portion of the unrealized loss, and a new cost basis in the investment is established.

The following table shows certain summarized information related to our investments in marketable securities:

			(dollars in millions)
		Gross Unrealized	Gross Unrealized
	Cost	Gains	Losses	Fair Value

At December 31, 2002
Investments in unconsolidated businesses	$115	$5	$(20)	$100
Other assets	196	46	–	242

	$311	$51	$(20)	$342

At December 31, 2001
Investments in unconsolidated businesses	$1,337	$578	$(80)	$1,835
Other assets	243	26	–	269

	$1,580	$604	$(80)	$2,104

At December 31, 2002, the decrease in marketable securities from December 31, 2001 is primarily due to the other than temporary declines in the market value of Cable & Wireless plc (C&W) and its subsequent sale, the sale of nearly all of our interest in Telecom Corporation of New Zealand Limited (TCNZ) and the other than temporary declines in the market value of Metromedia Fiber Network, Inc. (MFN). Our remaining investments in marketable securities are primarily bonds and mutual funds. At December 31, 2001, the unrealized gains on marketable securities related primarily to our investment in TCNZ. (See Note 10 for more information on these and other of our investments in unconsolidated businesses.)

During 2002, we recognized a pretax net loss of $347 million ($230 million after-tax) primarily relating to our investment in C&W and $232 million ($231 million after-tax) relating to several other investments in marketable securities. We determined that market value declines in these investments during 2002 were considered other than temporary.

In 2002, we sold nearly all of our investment in TCNZ for net cash proceeds of $769 million, which resulted in a pretax gain of $383 million ($229 million after-tax).

During 2002, we also recorded a pretax loss of $516 million ($436 million after-tax) to market value due primarily to the other than temporary decline in the market value of our investment in MFN. We wrote off our remaining investment and other financial statement exposure related to MFN primarily as a result of its deteriorating financial condition and related defaults.

During 2001, we recognized a pretax loss of $4,686 million ($3,607 million after-tax) primarily relating to our investments in C&W, NTL Incorporated (NTL) and MFN. We determined that market value declines in these investments during 2001 were considered other than temporary. (See Note 10.)

During 2000, we recognized a pretax gain of $3,088 million ($1,941 million after-tax) related to the restructuring of our equity investment in Cable & Wireless Communications plc (CWC). In exchange for our equity investment in CWC, we received shares of C&W and NTL. In 2000, half of our shares in MFN were restricted and carried at cost. In 2001, those shares became unrestricted and all of our MFN shares were recorded at fair value. (See Note 10.)

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We have, however, adjusted the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. During 2002 and 2001, we recognized pretax losses of $2,898 million ($2,735 million after-tax) and $1,251 million ($1,251 million after-tax), respectively, primarily in Income (Loss) From Unconsolidated Businesses in the consolidated statements of income relating to our investment in Genuity. The 2002 loss includes a write-down of our investments and loans of $2,624 million ($2,560 million after-tax). We also recorded a pretax charge of $274 million ($175 million after-tax) related to the remaining financial exposure to our assets, including receivables, as a result of Genuity’s bankruptcy (see Note 10). The carrying values for investments not adjusted to market value were $103 million at December 31, 2002 and $1,558 million at December 31, 2001.

As a result of capital gains and other income on access line sales and investment sales in 2002, as well as assessments and transactions related to several of the impaired investments during the third and fourth quarters of 2002, we recorded tax benefits of $2,104 million in 2002 pertaining to current and prior year investment impairments. The investment impairments primarily related to debt and equity investments in MFN and in Genuity.

Note 9
Plant, Property and Equipment

The following table displays the details of plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	2002	2001

Land	$915	$850
Buildings and equipment	14,572	13,285
Network equipment	137,353	132,035
Furniture, office and data processing equipment	18,586	15,568
Work in progress	1,476	1,970
Leasehold improvements	1,573	1,516
Other	3,553	4,362

	178,028	169,586
Accumulated depreciation	(103,532)	(95,167)

Total	$74,496	$74,419

Note 10
Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

			(dollars in millions)
		2002		2001
At December 31,	Ownership	Investment	Ownership	Investment

Equity Investees
CANTV	28.5%	$475	28.5%	$1,869
Omnitel	23.1	2,226	23.1	1,574
TELUS	21.3	463	23.7	1,363
TELPRI	52.0	–	40.0	446
Other	Various	1,622	Various	1,560

Total equity investees		4,786		6,812

Cost Investees
Genuity	–	–	8.2	1,264
C&W	–	–	4.6	634
TCNZ	0.2	8	21.5	840
MFN	–	–	6.6	230
Other	Various	194	Various	422

Total cost investees		202		3,390

Total		$4,988		$10,202

Dividends received from investees amounted to $182 million in 2002, $244 million in 2001 and $215 million in 2000.

Equity Investees

CANTV

Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) is the primary provider of local telephone service and national and international long-distance service in Venezuela. CANTV also provides wireless, Internet-access and directory advertising services. At December 31, 2001, our investment in CANTV included goodwill of $673 million.

In October 2001, shareholders of CANTV approved an extraordinary dividend of approximately $550 million, paid in two installments in December 2001 and March 2002, and a share repurchase program of up to 15% of CANTV’s shares. During December 2001, we received approximately $167 million from the repurchase program and $85 million in dividends. In 2002, we received $67 million in dividends.

During 2002, we recorded a pretax loss of $1,400 million ($1,400 million after-tax) due to the other than temporary decline in the market value of our investment in CANTV. As a result of the political and economic instability in Venezuela, including the devaluation of the Venezuelan bolivar, and the related impact on CANTV’s future economic prospects, we no longer expected that the future undiscounted cash flows applicable to CANTV were sufficient to recover our investment. Accordingly, we wrote our investment down to market value as of March 31, 2002. The goodwill included in our investment in CANTV was zero at December 31, 2002.

Omnitel

Vodafone Omnitel N.V. (Omnitel) operates a cellular mobile telephone network in Italy. At December 31, 2002 and 2001, our investment in Omnitel included goodwill of $830 million and $703 million, respectively.

TELUS

TELUS Corporation (TELUS) is a full-service telecommunications provider operating in the Canadian provinces of British Columbia, Alberta and Québec. TELUS also provides wireless, data and Internet protocol services in central and eastern Canada. At December 31, 2001, our investment in TELUS included goodwill of $55 million.

In 2002, we recorded a pretax loss of $580 million ($430 million after-tax) to the market value of our investment in TELUS. We determined that market value decline in this investment was considered other than temporary. At December 31, 2002, goodwill included in our investment in TELUS was zero.

TELPRI

Telecomunicaciones de Puerto Rico, Inc. (TELPRI) provides local, wireless, long-distance, paging, and Internet-access services in Puerto Rico. At December 31, 2001, our investment in TELPRI included goodwill of $206 million.

On January 25, 2002, Verizon exercised its option to purchase an additional 12% of TELPRI common stock, from PRTA Holdings Corporation, an entity of the government of Puerto Rico. Verizon obtained the option as part of the March 1999 TELPRI privatization. We now hold 52% of TELPRI stock, up from 40%. As a result, Verizon changed the accounting for its investment in TELPRI from the equity method to full consolidation, effective January 1, 2002.

Other Equity Investees

Verizon has limited partnership investments in variable interest entities that invest in affordable housing projects, for which Verizon provides funding as a limited partner and receives tax deductions and tax credits based on its partnership interests. At December 31, 2002 and 2001, Verizon had equity investments in these partnerships of $954 million and $825 million, respectively. Verizon currently adjusts the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

We also have international wireless investments in the Czech Republic and Slovakia. These investments are in joint ventures to build and operate cellular networks in these countries. We also have an investment in a company in the Philippines which provides telecommunications services in some regions of that country. The remaining investments include wireless partnerships in the U.S., real estate partnerships, publishing joint ventures, and several other domestic and international joint ventures.

Cost Investees

Some of our cost investments are carried at their current market value, principally our investment in TCNZ. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 8.

Genuity

Prior to the merger of Bell Atlantic and GTE, we owned and consolidated Genuity (a tier-one interLATA Internet backbone and related data business). In June 2000, as a condition of the merger, 90.5% of the voting equity of Genuity was issued in an initial public offering. As a result of the initial public offering and our loss of control, we deconsolidated Genuity. Genuity’s revenues for the first six months of 2000, the period prior to deconsolidation, were $529 million and its net loss was $281 million. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option (if prescribed conditions were met), among other things, to regain control of Genuity. Our ability to legally exercise this conversion feature was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements.

On July 24, 2002, we converted all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity. As a result, we have relinquished the right to convert our current ownership into a controlling interest as described above. On December 18, 2002, we sold all of our Class A common stock of Genuity. We now own a voting and economic interest in Genuity of less than one-hundredth of 1%. See Note 24 for additional information on our ongoing business relationship and future commitments to Genuity.

During 2002, we determined that recoverability of our investment in Genuity was not reasonably assured due to Genuity’s continuing operating losses and a significant decrease in the market price of the Class A common stock of Genuity. As a result, we recorded a pretax charge of $2,624 million ($2,560 million after-tax) to reduce the carrying value of our interest in Genuity to its estimated fair value (see Note 8).

During 2001, we recorded a pretax charge of $1,251 million ($1,251 million after-tax) related to our cost investment in Genuity. The charge was necessary because we determined that the decline in the estimated fair value of Genuity was other than temporary. Our investment in Genuity was not considered a marketable security given its unique characteristics and the associated contingent conversion right. However, we estimated fair value based on the number of shares of Genuity we would own, assuming the exercise of the contingent conversion right, and the market value of Genuity common stock.

C&W/NTL

Prior to 2000, we transferred our interests in cable television and telecommunications operations in the United Kingdom to CWC in exchange for an 18.5% ownership interest in CWC, an international telecommunications service provider. In May 2000, C&W, NTL and CWC completed a restructuring of CWC. Under the terms of the restructuring, CWC’s consumer cable telephone, television and Internet operations were separated from its corporate, business, Internet protocol and wholesale operations. Once separated, the consumer operations were acquired by NTL and the other operations were acquired by C&W. In connection with the restructuring, we, as a shareholder in CWC, received shares in the two acquiring companies, representing approximately 9.1% of the NTL shares outstanding at the time and approximately 4.6% of the C&W shares outstanding at the time. Based on this level of ownership, our investments in NTL and C&W have been accounted for under the cost method. See Note 8 for information regarding a gain on the restructuring of CWC and declines in market value of our C&W and NTL investments considered other than temporary. During 2002, we sold all of our investment in C&W (see Note 8 for additional information) and NTL.

TCNZ

TCNZ is the principal provider of telecommunications services in New Zealand. During 2002, we sold nearly all of our investment in TCNZ (see Note 8 for additional information).

Agreement with MFN

On March 6, 2000, we invested approximately $1.7 billion in MFN, a domestic and international provider of dedicated fiber optic networks in major metropolitan markets. This investment included $715 million to acquire what was at that time approximately 9.5% of the equity of MFN through the purchase of newly issued shares at $14 per share (after two-for-one stock split). We also purchased approximately $975 million in subordinated debt securities convertible at our option, upon receipt of necessary government approvals, into MFN common stock at a conversion price of $17 per share (after two-for-one stock split) or an additional 9.6% of the equity of MFN (based on shares outstanding at that time). This investment completed a portion of our previously announced agreement, as amended, with MFN, which included the acquisition of approximately $350 million of long-term capacity on MFN’s fiber optic networks, beginning in 1999 through 2002. Of the $350 million, $105 million was paid in October 2000 and $95 million was paid in 2001. In 2001, we renegotiated several significant terms of our MFN investment and commitments, in connection with a new financing arrangement. Pursuant to that financing arrangement, we purchased $50 million of senior secured convertible notes that are convertible into MFN common stock at a conversion price of $.53 per share. This new financing arrangement also repriced $500 million of the subordinated convertible notes purchased in 2000 at a conversion price of $3 per share (from $17 per share). Furthermore, the remaining obligations under the long-term capacity agreement of $115 million were to be satisfied through purchases in the amount of $90 million in 2002, $10 million in 2003 and 2004, and $5 million in 2005.

During 2002, we wrote off our remaining investment and other financial statement exposure related to MFN primarily as a result of its deteriorating financial condition and related defaults. See Note 8 for information regarding declines in market value of our MFN investment considered other than temporary. In April 2002, we delivered a notice of termination to MFN with respect to the long-term capacity agreement. In addition, subsequent to MFN’s filing for bankruptcy, in September 2002, we sold all of our subordinated convertible notes and equity interest in MFN. In November 2002, we received funds from MFN in partial satisfaction of the $50 million senior secured convertible notes and released our related security interest. The principal amount of the senior secured convertible notes remaining outstanding is approximately $11 million.

Other Cost Investees

Other cost investments include a variety of domestic and international investments primarily involved in providing telecommunication services.

Note 11
Minority Interest

Minority interests in equity of subsidiaries were as follows:

		(dollars in millions)
At December 31,	2002	2001

Minority interests in consolidated subsidiaries*:
Wireless joint venture (see Note 6)	$22,018	$21,243
Cellular partnerships and other	1,544	329
Iusacell (39.4% and 39.4%)	84	234
TELPRI (52% and 40%)	276	–
CTI Holdings, S.A. (47.8% and 65.3%)	–	124
Preferred securities issued by subsidiaries	219	219

	$24,141	$22,149

*	Indicated ownership percentages are Verizon’s consolidated interests.

Cellular Partnerships and Other

The increase in cellular partnerships in 2002 is primarily related to the Price transaction (see Note 6).

Iusacell

Iusacell is a wireless telecommunications company in Mexico. Since we appoint a majority of the members of its Board of Directors, we consolidate Iusacell.

In November 2001, Iusacell completed a $100 million rights offering to holders of outstanding stock. We purchased a prorata interest for $37 million, Vodafone purchased a prorata interest for $35 million and the public purchased $19 million. Verizon purchased the additional shares the public elected not to purchase for $9 million. As a result of this transaction, our ownership percentage in Iusacell increased to 39.4% in 2001.

TELPRI

TELPRI provides local, wireless, long-distance, paging and Internet-access services in Puerto Rico. During 2002, we exercised our option to purchase additional equity in TELPRI, which increased our ownership percentage to 52%. As a result, Verizon changed the accounting for its investment in Puerto Rico from the equity method to full consolidation, effective January 1, 2002. See Note 10 for additional information on the ownership change.

CTI

In 2001, we recorded a pretax charge of $637 million ($637 million after-tax) related to our investment in CTI Holdings, S.A. (CTI), our cellular subsidiary in Argentina. Given the status of the Argentinean economy, the devaluation of the Argentinean peso as well as future economic prospects, including a worsening of the recession, we recorded this estimated loss based on CTI’s financial position and revised expected results of operations. This loss was an estimation since the Argentinean economy deteriorated very rapidly at year-end and was continuing to reflect instability. We noted this estimated loss might not be sufficient when our assessment of the economic impact on CTI, as well as the structure and nature of our continuing involvement in CTI, was completed.

During 2002, we recorded a pretax loss of $230 million ($190 million after-tax) to fair value due to the other than temporary decline in the fair value of our remaining investment in CTI.

As a result of the 2002 charge and the charge recorded in 2001, our financial exposure related to our equity investment in CTI has been eliminated.

On March 28, 2002, Verizon transferred 5.5 million of its shares in CTI to an indirectly wholly-owned subsidiary of Verizon and subsequently transferred ownership of that subsidiary to a newly created trust for CTI employees. This decreased Verizon’s ownership percentage in CTI from 65% to 48%. We also reduced our representation on CTI’s Board of Directors from five of nine members to four of nine (subsequently reduced to one of five members). As a result of these actions that surrender control of CTI, we changed our method of accounting for this investment from consolidation to the equity method. On June 3, 2002, as a result of an option exercised by Telfone (BVI) Limited (Telfone), a CTI shareholder, Verizon acquired approximately 5.3 million additional CTI shares. Also on June 3, 2002, we transferred ownership of a wholly-owned subsidiary of Verizon that held 5.4 million CTI shares to a second independent trust leaving us with an approximately 48% non-controlling interest in CTI. Since we have no remaining investment in CTI or other future commitments or plans to fund CTI’s operations, in accordance with the accounting rules for equity method investments, we are no longer recording operating income or losses related to CTI’s operations.

Note 12
Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 45 years as of December 31, 2002. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets. See Note 4 for a discussion of an aircraft lease impairment charge.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

					(dollars in millions)
At December 31,	2002			2001

		Direct			Direct
	Leveraged	Finance		Leveraged	Finance
	Leases	Leases	Total	Leases	Leases	Total

Minimum lease payments receivable	$3,881	$260	$4,141	$3,645	$321	$3,966
Estimated residual value	2,556	35	2,591	2,499	42	2,541
Unearned income	(2,426)	(41)	(2,467)	(2,355)	(47)	(2,402)

	$4,011	$254	4,265	$3,789	$316	4,105

Allowance for doubtful accounts			(214)			(53)

Finance lease receivables, net			$4,051			$4,052

Current			$49			$71

Noncurrent			$4,002			$3,981

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $3,282 million at December 31, 2002 and $3,079 million at December 31, 2001.

As Lessor

The following table is a summary of the components of income from leveraged leases:

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Pretax lease income	$110	$64	$135
Income tax expense/(benefit)	17	(32)	46
Investment tax credits	3	3	3

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases in excess of debt service requirements, for the periods shown at December 31, 2002, are as follows:

		(dollars in millions)
Years	Capital Leases	Operating Leases

2003	$185	$35
2004	142	30
2005	161	25
2006	108	22
2007	120	16
Thereafter	3,425	49

Total	$4,141	$177

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $1,304 million in 2002, $1,282 million in 2001 and $1,052 million in 2000.

Capital lease amounts included in plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2002	2001

Capital leases	$544	$482
Accumulated amortization	(368)	(263)

Total	$176	$219

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2002, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases

2003	$75	$825
2004	89	739
2005	31	643
2006	24	698
2007	19	353
Thereafter	93	1,047

Total minimum rental commitments	331	$4,305

Less interest and executory costs	(90)

Present value of minimum lease payments	241
Less current installments	(54)

Long-term obligation at December 31, 2002	$187

As of December 31, 2002, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $38 million and $4 million, respectively.

Note 13
Debt

Debt Maturing Within One Year

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2002	2001

Notes payable
Commercial paper	$2,057	$12,781
Bank loans	40	39
Short-term notes	4	12
Long-term debt maturing within one year	7,187	5,837

Total debt maturing within one year	$9,288	$18,669

Weighted-average interest rates for notes payable outstanding at year-end	1.4%	2.1%

Capital expenditures (primarily construction of telephone plant) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2002, we had approximately $7.9 billion of unused bank lines of credit. Certain of these lines of credit contain requirements for the payment of commitment fees.

Assets of Iusacell, totaling approximately $1,073 million at December 31, 2002, are subject to lien under credit facilities with certain bank lenders, equipment suppliers and other financial institutions.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2002	2001

Notes payable	1.5 - 14.98	2003 - 2032	$17,789	$18,377

Telephone subsidiaries – debentures and first/refunding mortgage bonds	2.00 - 7.00	2003 - 2042	13,492	11,408
	7.15 - 7.75	2006 - 2033	3,315	3,590
	7.85 - 9.67	2010 - 2031	2,288	2,383

Other subsidiaries – debentures and other	6.36 - 14.50	2003 - 2028	4,895	5,062

Zero-coupon convertible notes, net of unamortized discount of $2,293 and $2,386	3.0% yield	2021	3,149	3,056

Employee stock ownership plan loans:
GTE guaranteed obligations	9.73	2005	222	311
NYNEX debentures	9.55	2010	203	230

Capital lease obligations (average rate 8.2% and 9.4%) and other lease-related debt (average rate 4.8% and 4.8%)			1,269	1,392

Exchangeable notes, net of unamortized discount of $90 and $146	4.25 - 5.75	2003 - 2005	5,204	5,744

Property sale holdbacks held in escrow, vendor financing and other	1.75 - 6.00	2003 - 2005	241	39

Unamortized discount, net of premium			(89)	(98)

Total long-term debt, including current maturities			51,978	51,494
Less: debt maturing within one year			(7,187)	(5,837)

Total long-term debt			$44,791	$45,657

Telephone Subsidiaries’ Debt

The telephone subsidiaries’ debentures outstanding at December 31, 2002 include $273 million that are callable. The call prices range from 100% to 103.6% of face value, depending upon the remaining term to maturity of the issue. Our refunding mortgage bond issuance of $100 million is also callable as of December 31, 2002. Of this total callable amount of $373 million, we expect to call $273 million in the first half of 2003. In addition, our refunding mortgage bond issuance and first mortgage bonds of $393 million are secured by certain telephone operations assets.

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

Exchangeable Notes

In 1998, Verizon Global Funding issued $2,455 million of 5.75% senior exchangeable notes due on April 1, 2003 (the 5.75% Notes). The 5.75% Notes are exchangeable into 437.1 million ordinary shares of TCNZ stock at the option of the holder, beginning on September 1, 1999. The exchange price was established at a 20% premium to the TCNZ share price at the pricing date of the offering. Upon exchange by investors, we retain the option to settle in cash or by delivery of TCNZ shares. During the period from April 1, 2001 to March 31, 2002, the 5.75% Notes were callable at our option at 102.3% of the principal amount and, thereafter and prior to maturity at 101.15%. As of December 31, 2002, $8,000 in principal amount of the 5.75% Notes has been delivered for exchange.

Also in 1998, Verizon Global Funding issued $3,180 million of 4.25% senior exchangeable notes due on September 15, 2005 (the 4.25% Notes). When issued, the 4.25% Notes were exchangeable into 277.6 million ordinary shares of CWC stock at the option of the holder beginning on July 1, 2002. The exchange price was established at a 28% premium to the CWC share price at the pricing date of the offering. The 4.25% Notes were issued at a discount, and as of December 31, 2002 and December 31, 2001, the 4.25% Notes had a carrying value of

$2,749 million and $3,289 million, respectively. In connection with a restructuring of CWC in 2000 described in Notes 8 and 10 and the bankruptcy of NTL in 2002, the 4.25% Notes are now exchangeable into 106 million shares of C&W and a combination of shares and warrants in the reorganized NTL entities. The 4.25% Notes are redeemable at our option, beginning September 15, 2002, at escalating prices from 104.2% to 108.0% of the principal amount. If the 4.25% Notes are not called or exchanged prior to maturity, they will be redeemable at 108.0% of the principal amount at that time. During 2002, we recorded the extinguishment of $573 million of the 4.25% Notes.

The 5.75% Notes and the 4.25% Notes are indexed to the fair market value of the exchange property into which they are exchangeable. If the fair market value of the exchange property exceeds the exchange price established at the offering date, a mark-to-market adjustment is recorded, recognizing an increase in the carrying value of the debt obligation and a charge to income. If the fair market value of the exchange property subsequently declines, the debt obligation is reduced (but not to less than the amortized carrying value of the notes).

At December 31, 2002 and 2001, the exchange prices of each of the 5.75% Notes and the 4.25% Notes exceeded the fair market value of the exchange property. Consequently, the notes were recorded at their amortized carrying value with no mark-to-market adjustments. The decrease in the debt obligation in 2000 of $664 million was recorded as an increase to income in 2000 ($431 million after-tax).

On February 4, 2003, Verizon Global Funding, the issuer of the 4.25% Notes, exercised its right under the indenture to redeem all of the outstanding 4.25% Notes on March 15, 2003. The cash redemption price for the 4.25% Notes is $1,048.29 for each $1,000 principal amount of the notes. A holder of 4.25% Notes that exercises an exchange right will receive a cash settlement of $1,000 for each $1,000 principal amount of the notes. As of December 31, 2002, the principal amount of 4.25% Notes outstanding, before unamortized discount, was $2,839 million.

Support Agreements

All of Verizon Global Funding’s debt has the benefit of Support Agreements between us and Verizon Global Funding, which guarantee payment of interest, premium (if any) and principal outstanding should Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt do not have recourse to the stock or assets of most of our telephone operations; however, they do have recourse to dividends paid to us by any of our consolidated subsidiaries as well as assets not covered by the exclusion. Verizon Global Funding’s long-term debt, including current portion, aggregated $19,360 million at December 31, 2002. The carrying value of the available assets reflected in our consolidated financial statements was approximately $60 billion at December 31, 2002.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2002 are $7.2 billion in 2003, $5.4 billion in 2004, $5.2 billion in 2005, $4.4 billion in 2006, $3.4 billion in 2007 and $26.4 billion thereafter. These amounts include the redeemable debt at the earliest redemption dates.

Note 14
Financial Instruments

Derivatives – Effective January 1, 2001

We adopted the provisions of SFAS No. 133 effective January 1, 2001. The initial impact of adoption of SFAS No. 133 on our consolidated financial statements was recorded as a cumulative effect of an accounting change resulting in a charge of $182 million to current earnings and income of $110 million to other comprehensive income (loss). The recognition of assets and liabilities was immaterial to our financial position. The ongoing effect of SFAS No. 133 on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period. For the years ended December 31, 2002 and 2001, we recorded charges to current earnings of $14 million and $182 million, respectively, and gains of $12 million and losses of $43 million to other comprehensive income (loss), respectively.

Interest Rate Risk Management

We have entered into domestic interest rate swaps, to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates. The ineffective portions of these hedges at January 1, 2001 and December 31, 2001 and 2002 were immaterial to our operating results.

Foreign Exchange Risk Management

Our foreign exchange risk management includes the use of foreign currency forward contracts and cross currency interest rate swaps with foreign currency forwards. These contracts are typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations and are designated as cash flow hedges. The contracts have maturities ranging from approximately two months to four years. We record these contracts at fair value as assets or liabilities and the related gains or losses are deferred in shareowners’ investment as a component of other comprehensive income (loss). We have recorded gains of $12 million and losses of $43 million in other comprehensive income (loss) at December 31, 2002 and 2001, respectively.

Other Derivatives

Conversion Option

In 2001 and 2000, we invested a total of $1,025 million in MFN’s convertible debt securities (see Note 10). The conversion options on the MFN debt securities have, as their underlying risk, changes in the MFN stock price. This risk is not clearly and closely related to the change in interest rate risk underlying the debt securities. Under SFAS No. 133 we are required to separate the conversion options, considered embedded derivatives, from the debt securities in order to account for changes in the fair value of the conversion options separately from changes in the fair value of the debt securities. The debt securities will retain their classification as available-for-sale with any temporary changes to fair value being recorded to other comprehensive income (loss). The fair value of the conversion options are recognized as assets in our balance sheet and we record the mark-to-market adjustment in current earnings. The fair value of the debt securities and the conversion options were recorded in Investments in Unconsolidated Businesses in the consolidated balance sheets.

A net charge of $186 million related to the conversion options was included as part of the cumulative effect of the accounting change recorded on January 1, 2001. A net charge of $163 million was recorded as a mark-to-market adjustment for the year ended December 31, 2001. As of December 31, 2001, the value of the conversion options in our consolidated balance sheet was approximately $48 million. During 2002, we wrote off the value of the conversion options due to the other than temporary decline in market value of our investment in MFN and recorded the charge of $48 million in Income (Loss) from Unconsolidated Businesses (see Note 10).

Warrants

On October 10, 2000, we received warrants giving us the right to obtain 3.1 million shares of Interland, Inc. common stock for an exercise price of $18 per share in association with an agreement to purchase an ownership interest in a business. SFAS No. 133 requires that these warrants be recorded at fair value in the balance sheet with mark-to-market adjustments recorded in current earnings. A gain of $3 million was recorded as the cumulative effect of an accounting change on January 1, 2001. Mark-to-market adjustments were immaterial in 2002 and 2001.

Call Options

We previously entered into several long-term call options on our common stock to hedge our exposure to compensation expense related to stock-based compensation. Prior to the adoption of SFAS No. 133, we recognized gains and losses in current earnings based on changes in the intrinsic values of the options caused by changes in the underlying stock price. SFAS No. 133 requires that we record the fair value of the options as assets and recognize the mark-to-market adjustments as gains or losses in current earnings. As such, we included income of $3 million as part of the cumulative effect of an accounting change on January 1, 2001. We recorded charges of $15 million and $13 million as mark-to-market adjustments for the years ended December 31, 2002 and 2001, respectively.

Japanese Leveraged Leases

We previously entered into several long-term foreign currency forward contracts to offset foreign exchange gains or losses associated with Japanese yen denominated capitalized lease payments. In accordance with SFAS No. 133, these contracts were designated as effective cash flow hedges; however, late in 2000, we sold a location which held some of the capital leased assets. The assets and corresponding capital lease obligations were transferred to the purchaser as part of the sale and, as a result, the forward contracts associated with the sold assets no longer qualified for hedge accounting under SFAS No. 133. The nonqualifying contracts were recorded at fair value with mark-to-market adjustments recognized in current earnings in 2001. These contracts were settled in 2002. We recorded a charge of $4 million as part of the cumulative effect of an accounting change on January 1, 2001. Mark-to-market adjustments were immaterial in 2002 and 2001.

Derivatives — Prior to January 1, 2001

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

			(dollars in millions)
			Weighted-Average Rate

At December 31, 2000	Notional Amount	Maturities	Receive	Pay

Interest Rate Swap Agreements
Pay fixed	$270	2001 – 2005	Various	6.3%
Pay variable	$901	2001 – 2007	7.0%	Various

Foreign Currency Contracts	$613	2001 – 2005

Interest Rate Cap/Floor Agreements	$147	2001 – 2002

Basis Swap Agreements	$1,001	2003 – 2004

Call Options on Common Stock	$80	2001 – 2006

Interest Rate Risk Management

Interest rate swap agreements, which sometimes incorporated options and interest rate caps and floors, were all used to adjust the interest rate profile of our debt portfolio and allowed us to achieve a targeted mix of fixed and variable rate debt. We entered into domestic interest rate swaps, where we principally paid floating rates and received fixed rates, as indicated in the previous table, primarily based on six-month LIBOR. At December 31, 2000, the six-month LIBOR was 6.2%.

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

Our equity income is subject to exchange rate fluctuations when our equity investees have balances denominated in currencies other than the investees’ functional currency. We recognized losses of $2 million in 2000 related to such fluctuations in Income (Loss) from Unconsolidated Businesses. In 2000, our consolidated subsidiaries recognized a net loss of $23 million related to balances denominated in currencies other than their functional currencies.

We continually monitor the relationship between gains and losses recognized on all of our foreign currency contracts and on the underlying transactions being hedged to mitigate market risk.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable including lease receivables, preferred stock, and derivative contracts. Our policy is to place our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions and organized exchanges. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

Fair Values of Financial Instruments

The tables that follow provide additional information about our material financial instruments:

Financial Instrument	Valuation Method

Cash and cash equivalents and short-term investments	Carrying amounts

Short- and long-term debt (excluding capital leases and exchangeable notes)	Market quotes for similar terms and maturities or future cash flows discounted at current rates

Exchangeable notes	Market quotes

Cost investments in unconsolidated businesses and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

			(dollars in millions)
At December 31,		2002		2001

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Short- and long-term debt	$48,634	$51,685	$58,303	$58,613
Exchangeable notes	5,204	5,239	5,744	5,678
Cost investments in unconsolidated businesses	202	202	3,390	3,390
Notes receivable, net	175	175	1,299	1,299

The decrease in our cost investments in unconsolidated businesses resulted primarily from declines in the market values of our investments in Genuity, C&W, MFN and the sale of nearly all of our interest in C&W and TCNZ, as previously discussed. The decrease in notes receivable, net resulted primarily from the loss recorded on our investment in Genuity’s notes.

Note 15
Shareowners’ Investment

Our certificate of incorporation provides authority for the issuance of up to 250 million shares of Series Preferred Stock, $.10 par value, in one or more series, with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine.

We are authorized to issue up to 4.25 billion shares of common stock.

Common Stock Buyback Program

On March 1, 2000, our Board of Directors authorized a new two-year share buyback program through which we may repurchase up to 80 million shares of common stock in the open market. The Board of Directors also rescinded a previous authorization to repurchase up to $1.4 billion in Verizon shares. On January 24, 2002, our Board of Directors approved the extension of the stock repurchase program to the earlier of the date on which the aggregate number of shares purchased under the program after March 1, 2000 reaches 80 million shares, or the close of business on February 29, 2004. All other terms of the prior resolutions dated March 1, 2000 remain in full force and effect. Through December 31, 2002, we repurchased 36 million Verizon common shares, principally under this program.

Note 16
Earnings Per Share

The following table is a reconciliation of the numerators and denominators used in computing earnings per share:

	(dollars and shares in millions, except per share amounts)
Years Ended December 31,	2002	2001	2000

Net Income Used For Basic Earnings Per Common Share
Income before extraordinary items and cumulative effect of accounting change	$4,584	$590	$10,810
Redemption of subsidiary preferred stock	–	–	(10)

Income available to common shareowners before extraordinary items and cumulative effect of accounting change	4,584	590	10,800
Extraordinary items, net of tax	(9)	(19)	1,027
Cumulative effect of accounting change, net of tax	(496)	(182)	(40)

Net income available to common shareowners	$4,079	$389	$11,787

Net Income Used For Diluted Earnings Per Common Share
Income before extraordinary items and cumulative effect of accounting change	$4,584	$590	$10,810
Redemption of subsidiary preferred stock	–	–	(10)
After-tax minority interest expense related to exchangeable equity interest	7	–	–

Income available to common shareowners before extraordinary items and cumulative effect of accounting change – after assumed conversion of dilutive securities	4,591	590	10,800
Extraordinary items, net of tax	(9)	(19)	1,027
Cumulative effect of accounting change, net of tax	(496)	(182)	(40)

Net income available to common shareowners after assumed conversion of dilutive securities	$4,086	$389	$11,787

Basic Earnings Per Common Share
Weighted-average shares outstanding – basic	2,729	2,710	2,713

Income before extraordinary items and cumulative effect of accounting change	$1.67	$.22	$3.98
Extraordinary items, net of tax	–	(.01)	.37
Cumulative effect of accounting change, net of tax	(.18)	(.07)	(.01)

Net income	$1.49	$.14	$4.34

Diluted Earnings Per Common Share
Weighted-average shares outstanding	2,729	2,710	2,713
Effect of dilutive securities:
Stock options	6	20	24
Exchangeable equity interest	10	–	–

Weighted-average shares – diluted	2,745	2,730	2,737

Income before extraordinary items and cumulative effect of accounting change	$1.67	$.22	$3.95
Extraordinary items, net of tax	–	(.01)	.37
Cumulative effect of accounting change, net of tax	(.18)	(.07)	(.01)

Net income	$1.49	$.14	$4.31

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 228 million shares during 2002, 116 million shares during 2001 and 85 million shares during 2000.

The diluted earnings per share calculation considers the assumed conversion of an exchangeable equity interest (see Note 6).

Note 17
Stock Incentive Plans

We have stock-based compensation plans, which permit the issuance of stock-based instruments, including fixed stock options, performance-based shares, restricted stock and phantom shares. We recognize no compensation expense for our fixed stock option plans. Compensation expense charged to income for our performance-based share plans was $34 million in 2002, $66 million in 2001 and $101 million in 2000. If we had elected to recognize compensation expense based on the fair value at the date of grant for the fixed and performance-based plan awards consistent with the provisions of SFAS No. 123, net income and earnings per share would have been changed to the pro forma amounts below:

		(dollars in millions, except per share amounts)
Years Ended December 31,		2002	2001	2000

Net income (loss) available to common shareowners	As reported Pro forma	$4,079 3,612	$389 (109)	$11,787 11,445

Diluted earnings (loss) per share	As reported Pro forma	$1.49 1.32	$.14 (.04)	$4.31 4.19

We determined the pro forma amounts using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2002	2001	2000

Dividend yield	3.2%	2.7%	3.3%
Expected volatility	28.5	29.1	27.5
Risk-free interest rate	4.6	4.8	6.2
Expected lives (in years)	6	6	6

The weighted-average value of options granted during 2002, 2001 and 2000 was $12.11, $15.24 and $13.09, respectively.

Our stock incentive plans are described below:

Fixed Stock Option Plans

We have fixed stock option plans for substantially all employees. Options to purchase common stock were granted at a price equal to the market price of the stock at the date of grant. The options generally vest over three years and have a maximum term of ten years.

This table summarizes our fixed stock option plans:

	Stock Options	Weighted-Average
	(in thousands)	Exercise Price

Outstanding, January 1, 2000	156,164	$42.76
Granted	98,022	48.93
Exercised	(14,663)	35.57
Canceled/forfeited	(6,955)	51.39

Outstanding, December 31, 2000	232,568	45.58
Granted	34,217	55.93
Exercised	(15,358)	35.64
Canceled/forfeited	(6,219)	47.82

Outstanding, December 31, 2001	245,208	47.60
Granted	31,206	48.57
Exercised	(7,417)	28.15
Canceled/forfeited	(7,560)	43.62

Outstanding, December 31, 2002	261,437	48.32

Options exercisable, December 31,
2000	111,021	40.97
2001	131,924	45.29
2002	162,620	48.37

The following table summarizes information about fixed stock options outstanding as of December 31, 2002:

				Stock Options Outstanding		Stock Options Exercisable

Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Life		Weighted-Average Exercise Price	Shares (in thousands)	Weighted-Average Exercise Price

$ 20.00 – 29.99	8,534	1.71	years	$26.09	8,502	$26.08
30.00 – 39.99	29,069	3.79		34.84	28,823	34.82
40.00 – 49.99	109,507	7.46		45.34	36,513	45.29
50.00 – 59.99	112,359	7.03		56.15	86,854	56.02
60.00 – 69.99	1,968	6.77		62.15	1,928	62.49

Total	261,437	6.68		48.32	162,620	48.37

Performance-Based Shares

Performance-based share programs provided for the granting of awards to certain key employees of the former Bell Atlantic, which are now fully vested. Certain key employees of the former GTE participated in the Equity Participation Program (EPP). Under EPP, a portion of their cash bonuses were deferred and held in restricted stock units for a minimum of three years. Effective January 1, 2002, all distributions from the EPP will be paid in cash. In 2000, certain key Verizon employees were granted restricted stock units that vest over a three to five year period.

The number of shares accrued for the performance-based share programs was 2,861,000, 4,507,000, and 4,387,000 at December 31, 2002, 2001 and 2000, respectively.

Accounting Change – Stock Options

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement permits two additional transition methods (modified prospective and retroactive restatement) for entities that adopt the preferable method of accounting for stock-based employee compensation.

Effective January 1, 2003 we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method, for all new awards granted to employees after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. However, in subsequent years, the vesting of awards issued on or after January 1, 2003 may cause an increase in employee compensation expense. We estimate the impact in 2003 will be approximately $.01 to $.02 per diluted share.

Beginning in 2003, stock option grants to some levels of management will be reduced, and accompanied by performance-based share awards.

Note 18
Employee Benefits

We maintain noncontributory defined benefit pension plans for substantially all employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the company’s share of cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for the majority of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans. At December 31, 2002, shares of our common stock accounted for less than 1% of the assets held in the pension and postretirement benefit trusts.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Benefit Cost

					(dollars in millions)
			Pension		Health Care and Life

Years Ended December 31,	2002	2001	2000	2002	2001	2000

Service cost	$718	$665	$612	$126	$128	$121
Interest cost	2,488	2,490	2,562	1,066	965	909
Expected return on plan assets	(4,883)	(4,811)	(4,686)	(476)	(461)	(441)
Amortization of transition asset	(109)	(112)	(127)	2	–	–
Amortization of prior service cost	(4)	(44)	(66)	(89)	(26)	(28)
Actuarial loss (gain), net	(707)	(878)	(623)	70	(78)	(124)

Net periodic benefit (income) cost	(2,497)	(2,690)	(2,328)	699	528	437

Termination benefits	286	813	–	21	–	–
Settlement loss (gain)	237	35	(911)	–	–	–
Curtailment (gain) loss and other, net	314	(6)	(250)	441	–	(43)

Subtotal	837	842	(1,161)	462	–	(43)

Total (income) cost	$(1,660)	$(1,848)	$(3,489)	$1,161	$528	$394

Assumptions

The actuarial assumptions used are based on market interest rates, past experience, and management’s best estimate of future economic conditions. Changes in these assumptions may impact future benefit costs and obligations. As of December 31, 2002, Verizon changed key employee benefit plan assumptions in response to current conditions in the securities markets and medical and prescription drug costs trends. The expected rate of return on pension plan assets has been changed from 9.25% in 2002 to 8.50% in 2003 and the expected rate of return on other postretirement benefit plan assets has been changed from 9.10% in 2002 to 8.50% in 2003. The discount rate assumption has been lowered from 7.25% in 2002 to 6.75% in 2003 and the medical cost trend rate assumption has been increased from 10.00% in 2002 to 11.00% in 2003. The weighted-average assumptions used in determining expense and benefit obligations are as follows:

			Pension		Health Care and Life

	2002	2001	2000	2002	2001	2000

Discount rate at end of year	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Long-term rate of return on plan assets for the year	9.25	9.25	9.25	9.10	9.10	9.10
Rate of future increases in compensation at end of year	5.00	5.00	5.00	4.00	4.00	4.00
Medical cost trend rate at end of year				11.00	10.00	5.00
Ultimate (year 2007)				5.00	5.00	5.00

The medical cost trend rate significantly affects the reported postretirement benefit costs and obligations. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage-Point	Increase	Decrease

Effect on 2002 total service and interest cost	$103	$(85)
Effect on postretirement benefit obligation as of December 31, 2002	1,275	(1,060)

			(dollars in millions)
	Pension		Health Care and Life

At December 31,	2002	2001	2002	2001

Benefit Obligation
Beginning of year	$36,391	$33,136	$14,310	$12,397
Service cost	718	665	126	128
Interest cost	2,488	2,490	1,066	965
Plan amendments	114	721	–	(601)
Actuarial loss, net	2,560	1,888	2,253	2,394
Benefits paid	(3,356)	(3,851)	(1,183)	(988)
Termination benefits	286	813	21	–
Acquisitions and divestitures, net	885	70	404	15
Settlements and curtailments	(2,256)	15	434	–
Other	78	444	–	–

End of year	37,908	36,391	17,431	14,310

Fair Value of Plan Assets
Beginning of year	48,558	55,225	4,720	5,236
Actual return on plan assets	(4,678)	(3,063)	(464)	(252)
Company contributions	157	81	165	253
Benefits paid	(3,356)	(3,851)	(429)	(517)
Settlements	(2,536)	–	–	–
Acquisitions and divestitures, net	531	166	–	–

End of year	38,676	48,558	3,992	4,720

Funded Status
End of year	768	12,167	(13,439)	(9,590)
Unrecognized
Actuarial (gain) loss, net	8,295	(4,547)	4,412	1,121
Prior service (benefit) cost	752	817	(892)	(980)
Transition asset	(44)	(160)	23	–

Net amount recognized	$9,771	$8,277	$(9,896)	$(9,449)

Amounts recognized on the balance sheet
Prepaid pension cost (in Other Assets)	$12,794	$9,738	$–	$–
Employee benefit obligation	(4,540)	(1,601)	(9,896)	(9,449)
Other assets	72	108	–	–
Minority interest	71	–	–	–
Accumulated other comprehensive loss	1,374	32	–	–

Net amount recognized	$9,771	$8,277	$(9,896)	$(9,449)

Changes in benefit obligations were caused by factors including changes in actuarial assumptions (see “Assumptions”), acquisitions, and special termination benefits. In 2002 and 2001, Verizon reduced its workforce using its employee severance plans (see Note 4). Additionally, in 2002, 2001 and 2000, several of the pension plans’ lump sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost requiring settlement recognition for all cash settlements for each of those years.

In 2002, we recorded an additional minimum pension liability of $1,342 million for the amount of excess unfunded accumulated benefit liability over our accrued liability, as required by SFAS No. 87, “Employers’ Accounting for Pensions.” We periodically evaluate each pension plan to determine whether any additional minimum liability is required. As a result of lower interest rates and lower than expected 2002 investment returns, an additional minimum pension liability was required for a small number of plans. The increase in the liability is recorded as a charge to Accumulated Other Comprehensive Loss, net of a tax benefit, in shareowners’ investment in the consolidated balance sheets.

The majority of Verizon’s pension plans are adequately funded. Based on the funded status of the plans at December 31, 2002, there will be no significant pension trust contributions required through 2003; however, we anticipate making required pension trust contributions of approximately $125 million in 2004.

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP); two were established by Bell Atlantic and one each by GTE and NYNEX. Under these plans, we match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from these ESOPs. At the date of the respective mergers, NYNEX and GTE common stock outstanding was converted to Bell Atlantic shares using an exchange ratio of 0.768 and 1.22 per share of Bell Atlantic common stock to one share of NYNEX and GTE common stock, respectively. Common stock is allocated from all leveraged ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. At December 31, 2002, the number of unallocated and allocated shares of common stock was 17 million and 64 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

We recognize leveraged ESOP cost based on the modified shares allocated method for the Bell Atlantic and GTE leveraged ESOP trusts which purchased securities before December 15, 1989 and the shares allocated method for the NYNEX leveraged ESOP trust which purchased securities after December 15, 1989.

ESOP cost and trust activity consist of the following:

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Compensation	$143	$121	$161
Interest incurred	30	61	69
Dividends	(29)	(36)	(43)

Net leveraged ESOP cost	144	146	187
Additional (reduced) ESOP cost	120	90	(19)

Total ESOP cost	$264	$236	$168

Dividends received for debt service	$80	$87	$87

Total company contributions to leveraged ESOP trusts	$280	$259	$151

In addition to the ESOPs described above, we maintain savings plans for non-management employees and employees of certain subsidiaries. Compensation expense associated with these savings plans was $212 million in 2002, $252 million in 2001 and $219 million in 2000.

Severance Benefits

The following table provides an analysis of our ongoing severance liability recorded in accordance with SFAS No. 112:

				(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year

2000	$266	$122	$(11)	$(58)	$319
2001	319	819	(38)	–	1,100
2002	1,100	707	(691)	21	1,137

The remaining severance liability includes future contractual payments to employees separated as of December 31, 2002.

Note 19
Income Taxes

The components of income tax expense from continuing operations are as follows:

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Current
Federal	$(638)	$759	$3,165
Foreign	38	94	105
State and local	496	258	657

	(104)	1,111	3,927

Deferred
Federal	1,476	898	2,969
Foreign	5	(16)	(60)
State and local	256	232	553

	1,737	1,114	3,462

Investment tax credits	(15)	(49)	(28)
Other credits	–	–	(352)

Total income tax expense	$1,618	$2,176	$7,009

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2002	2001	2000

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	7.9	11.5	4.3
Tax benefits (recognized)/not recognized on investment losses	(17.3)	40.2	.3
Income (loss) from unconsolidated businesses	(3.2)	(11.1)	(1.2)
Other, net	3.7	3.1	.9

Effective income tax rate	26.1%	78.7%	39.3%

The decrease in our effective income tax rate in 2002 was primarily because tax benefits were recognized in 2002 relating to losses resulting from the other than temporary decline in market value of our investments in 2002 and prior years (see Notes 8 and 10).

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

	(dollars in millions)
At December 31,	2002	2001

Depreciation	$7,314	$6,171
Employee benefits	(427)	(533)
Leasing activity	3,109	3,060
Net unrealized losses on marketable securities	(388)	(1,124)
Wireless joint venture	7,638	7,287
Uncollectible accounts receivable	(704)	(255)
Wireless licenses (see Note 2)	1,613	–
Other – net	(425)	(204)

	17,730	14,402
Valuation allowance	661	1,574

Net deferred tax liability	$18,391	$15,976

At December 31, 2002, undistributed earnings of our foreign subsidiaries amounted to approximately $4.5 billion. Deferred income taxes are not provided on these earnings as it is intended that the earnings are indefinitely invested outside of the U.S. It is not practical to estimate the amount of taxes that might be payable upon the remittance of such earnings.

The valuation allowance primarily represents the tax benefits of certain state net operating loss carry forwards and other deferred tax assets which may expire without being utilized. During 2002, the valuation allowance decreased $913 million. This decrease primarily relates to the tax benefits recognized on the sale of investments during 2002.

Note 20
Segment Information

We have four reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment income. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-operational and/or non-recurring nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance. These are mostly contained in International and Information Services since they actively manage investment portfolios.

Our segments and their principal activities consist of the following:

Segment	Description

Domestic Telecom	Domestic wireline communications services, principally representing our telephone operations that provide local telephone services in 29 states and the District of Columbia. These services include voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services and inventory management services.

Domestic Wireless	Domestic wireless products and services include wireless voice and data services, paging services and equipment sales.

International	International wireline and wireless communications operations and investments in the Americas, Europe, Asia and the Pacific.

Information Services	Domestic and international publishing businesses, including print SuperPages® and electronic SuperPages.com® directories, as well as website creation and other electronic commerce services. This segment has operations principally in North America, Europe and Latin America.

Geographic Areas

Our foreign investments are located principally in Europe, the Americas and Asia. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Domestic
Operating revenues	$64,356	$64,649	$62,066
Long-lived assets	72,726	74,462	71,180

Foreign
Operating revenues	3,269	2,541	2,641
Long-lived assets	6,758	10,159	11,439

Consolidated
Operating revenues	67,625	67,190	64,707
Long-lived assets	79,484	84,621	82,619

Reportable Segments

The following table provides operating financial information for our four reportable segments:

				(dollars in millions)
2002	Domestic Telecom	Domestic Wireless	International	Information Services	Total Segments

External revenues	$40,133	$19,211	$2,859	$4,287	$66,490
Intersegment revenues	579	49	103	–	731

Total operating revenues	40,712	19,260	2,962	4,287	67,221
Depreciation & amortization	9,433	3,293	532	74	13,332
Income from unconsolidated businesses	–	14	861	1	876
Interest income	50	24	81	11	166
Interest expense	(1,714)	(626)	(375)	(35)	(2,750)
Income tax expense	(2,944)	(740)	(66)	(794)	(4,544)
Segment income	4,387	966	1,047	1,281	7,681
Assets	81,017	63,470	11,302	4,319	160,108
Investments in unconsolidated businesses	70	289	3,605	9	3,973
Capital expenditures	6,977	4,354	532	69	11,932

2001

External revenues	$41,603	$17,352	$2,281	$4,267	$65,503
Intersegment revenues	478	41	56	46	621

Total operating revenues	42,081	17,393	2,337	4,313	66,124
Depreciation & amortization	9,248	3,709	422	79	13,458
Income from unconsolidated businesses	4	5	919	–	928
Interest income	133	12	93	22	260
Interest expense	(1,787)	(577)	(439)	(39)	(2,842)
Income tax expense	(3,037)	(413)	(31)	(892)	(4,373)
Segment income	4,551	537	958	1,352	7,398
Assets	82,635	60,262	14,324	4,160	161,381
Investments in unconsolidated businesses	69	285	7,317	10	7,681
Capital expenditures	11,480	5,006	704	93	17,283

2000

External revenues	$41,576	$14,194	$1,976	$4,031	$61,777
Intersegment revenues	746	42	–	113	901

Total operating revenues	42,322	14,236	1,976	4,144	62,678
Depreciation & amortization	8,550	2,894	355	74	11,873
Income from unconsolidated businesses	35	55	672	5	767
Interest income	116	66	28	13	223
Interest expense	(1,767)	(617)	(398)	(25)	(2,807)
Income tax (expense) benefit	(3,124)	(345)	53	(788)	(4,204)
Segment income	4,839	444	733	1,238	7,254
Assets	78,112	56,029	14,466	3,148	151,755
Investments in unconsolidated businesses	24	133	8,919	28	9,104
Capital expenditures	12,119	4,322	586	48	17,075

Reconciliation To Consolidated Financial Information

A reconciliation of the results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

		(dollars in millions)
	2002	2001	2000

Operating Revenues
Total reportable segments	$67,221	$66,124	$62,678
Genuity and GTE Government Systems (see Note 10)	–	–	529
Domestic Telecom access line sales (see Note 3)	623	997	1,787
Merger-related regulatory settlements (see Note 4)	–	–	(69)
Corporate, eliminations and other	(219)	69	(218)

Consolidated operating revenues – reported	$67,625	$67,190	$64,707

Net Income
Segment income – reportable segments	$7,681	$7,398	$7,254
Merger-related costs (see Note 7)	–	–	(749)
Transition costs (see Note 7)	(288)	(578)	(316)
Sales of assets and investments, net (see Notes 3 and 8)	1,895	(226)	1,987
Investment-related gains / (charges) (see Notes 8 and 10)	(5,652)	(5,495)	1,941
Settlement gains (see Note 4)	–	–	564
Mark-to-market adjustment – financial instruments (see Notes 13 and 14)	(15)	(179)	431
Genuity loss (see Note 10)	–	–	(281)
NorthPoint investment write-off (see Note 4)	–	–	(153)
NorthPoint settlement (see Note 4)	(114)	–	–
Severance, pension and benefit charges (see Note 4)	(1,264)	(1,001)	–
International restructuring (see Note 4)	–	(26)	(50)
Other special items (see Note 4)	(445)	(95)	(526)
Extraordinary items (see Note 5)	(9)	(19)	1,027
Cumulative effect of accounting change (see Notes 1, 2, and 14)	(496)	(182)	(40)
Tax benefits (see Note 8)	2,104	–	–
Corporate and other	682	792	708

Consolidated net income – reported	$4,079	$389	$11,797

Assets
Total reportable segments	$160,108	$161,381	$151,755
Reconciling items	7,360	9,414	12,980

Consolidated assets	$167,468	$170,795	$164,735

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as lease financing, and asset impairments and expenses that are not allocated in assessing segment performance due to their non-recurring nature.

We generally account for intersegment sales of products and services and asset transfers at current market prices. We are not dependent on any single customer.

Note 21
Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareowners’ investment that, under generally accepted accounting principles, are excluded from net income.

Changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are as follows:

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Foreign Currency Translation Adjustments, net of taxes of $28, $ – and $1	$220	$(40)	$(262)

Unrealized Gains (Losses) on Marketable Securities
Unrealized gains (losses), net of taxes of $(129), $(403) and $(1,077)	(464)	(2,402)	(1,877)
Less: reclassification adjustments for gains (losses) realized in net income, net of taxes of $51, $(1,059) and $51	(160)	(3,351)	88
Add: reclassification of earnings due to accounting change for derivatives	–	112	–

Net unrealized gains (losses) on marketable securities	(304)	1,061	(1,965)

Unrealized Derivative Gains (Losses) on Cash Flow Hedges
Cumulative effect of accounting change	–	(2)	–
Unrealized gains (losses)	70	(68)	–
Less: reclassification adjustments for gains (losses) realized in net income	58	(25)	–

Net unrealized derivative gains (losses) on cash flow hedges	12	(45)	–

Minimum Pension Liability Adjustment, net of taxes of $(491), $7 and $(13)	(851)	13	(24)

Other Comprehensive Income (Loss)	$(923)	$989	$(2,251)

The reclassification adjustments for net losses realized in net income on marketable securities in 2002 and 2001 primarily relate to the other than temporary decline in market value of certain of our investments in marketable securities. The net realized losses for 2002 are partially offset by realized gains on the sales of TCNZ and C&W. The net unrealized losses on marketable securities in 2000 primarily relate to our investments in C&W, NTL and MFN (see Note 8). The unrealized derivative gains and losses for 2002 and 2001 result from our hedges of foreign exchange risk (see Note 14). The increase in the minimum pension liability in 2002 was required by accounting rules for certain pension plans based on their funded status (see Note 18).

The components of Accumulated Other Comprehensive Loss are as follows:

	(dollars in millions)
At December 31,	2002	2001

Foreign currency translation adjustments	$(1,228)	$(1,448)
Unrealized gains on marketable securities	23	327
Unrealized derivative losses on cash flow hedges	(33)	(45)
Minimum pension liability adjustment	(872)	(21)

Accumulated other comprehensive loss	$(2,110)	$(1,187)

Note 22
Accounting for the Impact of the September 11, 2001 Terrorist Attacks

The primary financial statement impact of the September 11, 2001 terrorist attacks pertains to Verizon’s plant, equipment and administrative office space located either in, or adjacent to the World Trade Center complex, and the associated service restoration efforts. During the year ended December 31, 2001, we recorded an estimate of equipment losses and costs incurred associated with service disruption and restoration of $685 million. In addition, we accrued an insurance recovery of $400 million, resulting in a net impact of $285 million ($172 million after-tax) recorded in Operations and Support Expense in the consolidated statements of income, and also reported by our Domestic Telecom segment. The costs and estimated insurance recovery were recorded in accordance with Emerging Issues Task Force Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001.” In 2002, we recorded an additional insurance recovery of $200 million, primarily offsetting fixed asset losses and expenses incurred in 2002 such that net income in 2002 was not impacted by the losses and expenses incurred. As of December 31, 2002, we received insurance proceeds of $401 million.

Note 23
Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Depreciation expense	$11,927	$11,155	$10,276
Interest expense incurred	3,422	3,737	3,720
Capitalized interest	(185)	(368)	(230)
Advertising expense	1,565	1,454	1,399

Balance Sheet Information

	(dollars in millions)
At December 31,	2002	2001

Accounts Payable and Accrued Liabilities
Accounts payable	$4,917	$5,171
Accrued expenses	2,796	3,224
Accrued vacation pay	960	1,086
Accrued salaries and wages	2,171	1,985
Interest payable	669	626
Accrued taxes	1,232	1,855

	$12,745	$13,947

Other Current Liabilities
Advance billings and customer deposits	$1,565	$1,640
Dividends payable	1,072	1,061
Other	2,377	2,703

	$5,014	$5,404

Cash Flow Information

		(dollars in millions)
Years Ended December 31,	2002	2001	2000

Cash Paid
Income taxes, net of amounts refunded	$539	$945	$3,201
Interest, net of amounts capitalized	2,935	3,289	3,414

Supplemental investing and financing transactions:
Assets acquired in business combinations	2,702	3,075	6,944
Liabilities assumed in business combinations	1,200	37	3,667
Debt assumed in business combinations	589	215	4,387

Note 24
Commitments and Contingencies

Several state and federal regulatory proceedings may require our telephone operations to pay penalties or to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters, that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods will have a material effect on our financial condition, but it could have a material effect on our results of operations.

On January 29, 2001, the bidding phase of the FCC reauction of 1.9 GHz C and F block broadband Personal Communications Services spectrum licenses, which began December 12, 2000, officially ended. Verizon Wireless was the winning bidder for 113 licenses. The total price of these licenses was $8,781 million, $1,822 million of which had been paid. There were no legal challenges to our qualifications to acquire these licenses. We were awarded 33 of the 113 licenses in August 2001 and paid approximately $82 million for them. However, the remaining licenses for which we were the high bidder have been the subject of litigation by the original licensees, whose licenses had been cancelled by the FCC. In March 2002, the FCC ordered a refund of 85% of the payments. In December 2002, pursuant to an FCC order, we dismissed our applications for these licenses, received our remaining payment and were relieved of all of our remaining obligations with respect to the FCC reauction. On January 27, 2003, the U.S. Supreme Court ruled that the FCC’s cancellation of the licenses violated federal bankruptcy law.

In 2001, we agreed to provide up to $2.0 billion in financing to Genuity with maturity in 2005 and have loaned $1,150 million of that commitment to date, which was included in our analysis of financial statement exposure to Genuity (see Note 10). As a result of our decision to convert all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity and relinquish our right to convert to a controlling interest in Genuity, we are no longer obligated to fund the remaining commitment under the $2.0 billion agreement.

Our commercial relationship with Level 3 Communications, Inc. (Level 3), the purchaser of substantially all of Genuity’s domestic assets and the assignee of Genuity’s principal contract with us, continues including a multi-year purchase commitment expiring on December 31, 2005 for services such as dedicated Internet access, managed web hosting, Internet security and some transport services. Under this purchase commitment, Verizon has agreed to pay Level 3 a minimum of approximately $250 million after February 4, 2003.

Pursuant to an agreement reached with most bank lenders to Genuity, we agreed to subordinate our $1,150 million loan to Genuity to the loans made by the banks to Genuity. In addition, we purchased participation in the amount of $182 million in the loans made by the banks to Genuity. Depending on the amounts available to pay creditors of Genuity, Verizon may or may not recover all of this participation. Consequently, we recorded a charge of $182 million in connection with losses recorded in 2002 related to our investment in Genuity (see Note 8).

We also have several commitments primarily to purchase network equipment and software from a variety of suppliers, totaling $798 million. Of this total amount, $642 million, $140 million, $15 million and $1 million are expected to be purchased in 2003, 2004, 2005 and 2006, respectively.

As discussed in Note 4, during the second quarter of 2002, we recorded a pretax charge of $175 million ($114 million after-tax) for a proposed settlement of the NorthPoint litigation. The lawsuit arose from Verizon’s decision to terminate an agreement with NorthPoint to combine the two companies’ DSL businesses. Verizon terminated the merger agreement due to the deterioration in NorthPoint’s business, operations and financial condition. The proposed settlement has been approved by the bankruptcy court and paid by Verizon and the NorthPoint litigation has been dismissed with prejudice. Appeals of the bankruptcy court’s order were dismissed in early 2003.

Note 25
Quarterly Financial Information (Unaudited)

				(dollars in millions, except per share amounts)
			Income (Loss) Before Extraordinary Item and
			Cumulative Effect of Accounting Change

	Operating	Operating		Per Share-	Per Share-	Net Income
Quarter Ended	Revenues	Income	Amount	Basic	Diluted	(Loss)

2002
March 31(a)	$16,375	$3,511	$4	$–	$–	$(501)
June 30(b)	16,835	2,683	(2,118)	(.78)	(.78)	(2,115)
September 30(c)	17,201	6,017	4,408	1.61	1.60	4,405
December 31(d)	17,214	2,786	2,290	.84	.83	2,290

2001
March 31	$16,266	$3,607	$1,754	$.65	$.65	$1,572
June 30(e)	16,909	3,801	(1,021)	(.38)	(.38)	(1,021)
September 30	17,004	3,677	1,883	.69	.69	1,875
December 31(f)	17,011	447	(2,026)	(.75)	(.75)	(2,037)

(a)	Results of operations for the first quarter of 2002 include a $2,026 million after-tax loss on investments.

(b)	Results of operations for the second quarter of 2002 include a $3,305 million after-tax loss on investments and a $475 million after-tax charge for severance and related pension settlement benefits.

(c)	Results of operations for the third quarter of 2002 include a $1,550 million after-tax gain on the sale of non-strategic domestic access lines and tax benefits of $983 million related to current and prior year investment losses.

(d)	Results of operations for the fourth quarter of 2002 include tax benefits of $1,121 million related to current and prior year investment losses, partially offset by an after-tax severance, pension and benefits charge of $604 million.

(e)	Results of operations for the second quarter of 2001 include a $2,926 million after-tax loss on investments.

(f)	Results of operations for the fourth quarter of 2001 include a $1,932 million after-tax loss on investments, a $1,001 million after-tax charge for severance benefits, and a $663 million after-tax charge related to international operations, including CTI.

Income (loss) before extraordinary item and cumulative effect of accounting change per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.