Form 10-K, Exhibit 13
period 2003-12-31
VERIZON COMMUNICATIONS INC
filed 2004-03-12
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2003	2002	2001	2000	1999

Results of Operations
Operating revenues	$67,752	$67,304	$66,713	$64,236	$57,823
Operating income	7,494	15,004	11,473	16,737	15,923
Income before discontinued operations, extraordinary items and cumulative effect of accounting change	3,509	4,661	584	10,850	8,198
Per common share – basic	1.27	1.71	.22	4.00	2.99
Per common share – diluted	1.27	1.70	.21	3.96	2.95
Net income	3,077	4,079	389	11,797	8,260
Net income available to common shareowners	3,077	4,079	389	11,787	8,260
Per common share – basic	1.12	1.49	.14	4.34	3.02
Per common share – diluted	1.11	1.49	.14	4.31	2.97
Cash dividends declared per common share	1.54	1.54	1.54	1.54	1.54

Financial Position
Total assets	$165,968	$167,468	$170,795	$164,735	$112,830
Long-term debt	39,413	44,003	44,873	41,858	31,661
Employee benefit obligations	16,759	15,389	11,898	12,543	13,744
Minority interest, including a portion subject to redemption requirements	24,348	24,057	21,915	21,698	1,749
Shareowners’ investment	33,466	32,616	32,539	34,578	26,376

•	Significant events affecting our historical earnings trends in 2001 through 2003 are described in Management’s Discussion and Analysis of Results of Operations and Financial Condition.

•	2000 data includes gains on investments and sales of businesses, merger-related costs and other special and/or non-recurring items.

•	1999 data includes a net gain on the sale of businesses, merger-related costs and other special and/or non-recurring items.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

Verizon Communications Inc. is one of the world’s leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States, with 140.3 million access line equivalents and 37.5 million wireless customers. Verizon is the third largest long distance carrier for U.S. consumers, with 16.6 million long distance lines, and the company is also the largest directory publisher in the world, as measured by directory titles and circulation. Verizon’s international presence extends primarily to the Americas, as well as investments in Europe. Stressing diversity and commitment to the communities in which we operate, Verizon has a highly diverse workforce of over 200,000 employees.

We are comprised of four strategic business units: Domestic Telecom, Domestic Wireless, Information Services and International. Domestic Telecom includes local, long distance and other communication services. Domestic Wireless products and services include wireless voice and data services and equipment sales. Information Services consists of our domestic and international publishing businesses, including print SuperPages® and online SuperPages.com™ directories, and electronic commerce services. International operations include wireline and wireless communications operations and investments primarily in the Americas and Europe.

The sections that follow provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practicable. The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. We also monitor several key economic indicators as well as the state of the economy in general, primarily in the United States where the majority of our operations are located, in evaluating our operating results and analyzing and understanding business trends. While most key economic indicators impact our operations to some degree, including gross domestic product, we have noted higher correlations to housing starts, non-farm employment, personal consumption expenditures and capital spending, as well as more general economic indicators such as inflation and unemployment rates.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect Verizon management’s focus on the following four key areas:

•	Revenue Growth – Our emphasis is on revenue transformation, devoting more resources, including capital spending, from traditional services to the higher growth markets such as wireless, digital subscriber lines (DSL), long distance and other data services as well as expanded services to enterprise markets. In 2003, approximately 47% of our revenues were earned in these growth areas, compared to 38% in 2001.

•	Operational Efficiency – While focusing resources on growth markets, we are continually challenging our management team to lower expenses through technology-assisted productivity improvements. The effect of these and other efforts, such as 2003’s labor agreements and voluntary separation plans, has been to significantly change the company’s cost structure. Verizon now has significantly lower workforce levels, which will provide ongoing expense benefits.

•	Capital Allocation – Capital spending has been, and will continue to be directed toward growth markets. High-speed wireless data (EV-DO), replacement of copper lines with fiber optics to the home, as well as voice over the Internet and expanded services to enterprise markets, are examples of areas of capital spending in support of these growth markets.

•	Cash Flow Generation – The financial statements reflect the emphasis of management in not only directing resources to growth markets, but also using cash provided by our operating and investing activities for significant repayments of debt in addition to providing a stable dividend to our shareowners.

Supporting these key focus areas are continuing initiatives to more effectively package and add more value to our products and services. Innovative product bundles include local wireline services, long distance, wireless and DSL for consumer and general business retail customers. In 2004, we will be expanding our bundles to include iobism and Verizon One as well as under an agreement with DIRECTV, we will also be adding video to the retail bundle. In our enterprise markets, we are expanding our presence by completing the build-out of our nationwide network and expanding our portfolio of advanced data services. These efforts will also help counter the effects of competition and technology substitution that have resulted in access line losses in recent years that have contributed to declining Domestic Telecom revenues over the past three years. In our wireless business, we will continue to execute on the fundamentals of our network superiority and value proposition to deliver growth for the business.

While recent domestic economic indicators have suggested stabilization or growth, there still exists significant uncertainty about when or to what extent economic improvement will impact our financial performance. However, the ongoing impact on operating expenses of reductions in the workforce during the fourth quarter of 2003, less higher pension and other employee benefit costs, will help stabilize the Domestic Telecom operating income margins.

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

The special and non-recurring items include operating results through the sale date of 1.27 million non-strategic access lines sold in 2002 which are not in segment results of operations to enhance comparability. In addition, consolidated operating results include several other events and transactions that are highlighted because of their non-recurring and/or non-operational nature. See “Special Items” for additional discussion of these items.

Consolidated Revenues

	(dollars in millions)
Years Ended December 31,	2003	2002	% Change	2002	2001	% Change

Domestic Telecom	$39,602	$40,839	(3.0)%	$40,839	$42,148	(3.1)%
Domestic Wireless	22,489	19,473	15.5	19,473	17,560	10.9
Information Services	4,114	4,287	(4.0)	4,287	4,313	(0.6)
International	1,949	2,219	(12.2)	2,219	1,581	40.4
Corporate & Other	(402)	(137)	193.4	(137)	114	nm
Revenues of access lines sold	–	623	(100.0)	623	997	(37.5)

Consolidated Revenues	$67,752	$67,304	0.7	$67,304	$66,713	0.9

nm – Not meaningful

2003 Compared to 2002

Consolidated revenues in 2003 were higher by $448 million, or 0.7% compared to 2002 revenues. This increase was primarily the result of higher revenues at Domestic Wireless, partially offset by lower revenues at Domestic Telecom and the impact of sales of 1.27 million non-strategic access lines in 2002.

Domestic Wireless’s revenues increased by $3,016 million, or 15.5% in 2003 as a result of 5.0 million net customer additions and higher revenue per customer per month. Average revenue per customer per month increased by 1.0% to $48.85 in 2003 compared to 2002, primarily due to a larger number of customers on higher access price plan offerings as well as an increase in data revenues per subscriber, partially offset by decreased roaming revenue as a result of rate reductions with third-party carriers and decreased long distance revenue due to bundled pricing.

Domestic Telecom’s revenues in 2003 were lower than 2002 by $1,237 million, or 3.0%, primarily due to lower local and network access services, partially offset by higher long distance revenues. The decline in local service revenues of $817 million, or 4.0% in 2003 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by a decline in switched access lines in service of 4.2% in 2003. This revenue decline was mainly driven by the effects of competition, regulatory pricing rules for unbundled network elements (UNEs) and technology substitution, including switching from traditional landline to wireless services and a shift of basic business access lines to high-speed, high-volume special access lines. In addition, our network access revenues declined by $708 million, or 5.3% in 2003 principally due to decreasing switched minutes of use (MOUs) and access lines, as well as price reductions associated with federal and state price cap filings and other regulatory decisions. Further, our special access revenues in 2003 were negatively impacted by a reduction in rates for modem aggregation services provided to WorldCom, Inc. (now operating as MCI) under Verizon’s CyberPOP tariff. Domestic Telecom’s long distance service revenues increased $618 million, or 19.5% in 2003 principally as a result of customer growth from our interLATA long distance services. In the first quarter of 2003, we received final Federal Communications Commission (FCC) approval to offer long distance services in our remaining three jurisdictions: Maryland, West Virginia and the District of Columbia. We now offer long distance services throughout the United States, capping a seven-year effort.

Lower revenue of access lines sold of $623 million in 2003 was the result of the sales of non-strategic access lines in the third quarter of 2002.

2002 Compared to 2001

Consolidated revenues were $591 million, or 0.9% higher in 2002 compared to 2001. This increase was primarily the result of higher revenues at Domestic Wireless and International, partially offset by lower revenues at Domestic Telecom and the impact of sales of non-strategic access lines in the third quarter of 2002.

Domestic Wireless’s revenues were higher by $1,913 million in 2002, largely due to customer additions and higher revenue per customer per month. Our Domestic Wireless segment ended 2002 with 32.5 million customers, an increase of 10.5% over year-end 2001 and average revenue per customer per month was $48.35 in 2002, or 1.1% higher than in 2001.

Revenues earned by Domestic Telecom in 2002 were lower than 2001 by $1,309 million, primarily due to lower local and other services, partially offset by higher network access services. Local services revenue declined $1,167 million, or 5.4% in 2002 largely resulting from lower demand and usage of our basic local wireline services, driven by regulatory pricing rules for UNEs and technology substitution. In 2002, revenue from other services declined $634 million, or 13.8% due to lower customer premises equipment and supply sales to some major customers, lower volumes at some of our non-regulated businesses due to declines in customer demand and a decline in public telephone revenues as more customers substituted wireless communications for pay telephone services. However, our network access services revenue increased $435 million, or 3.3% in 2002 mainly as a result of higher customer demand for high-capacity and data services.

International’s revenues were higher by $638 million in 2002 primarily due to the consolidation of Telecomunicaciones de Puerto Rico, Inc. (TELPRI), partially offset by the deconsolidation of CTI Holdings, S.A. (CTI) in 2002. Adjusting 2001 for the consolidation of TELPRI and the deconsolidation of CTI to be comparable with 2002, revenues generated by our international businesses declined by $197 million, or 8.2% in 2002 due primarily to the weak economies and increased competition in our Latin America markets as well as reduced software sales.

Lower revenue from access lines sold in 2002 of $374 million was the result of the sales of non-strategic access lines in the third quarter of 2002, compared to a full year of results of operations for those lines in 2001.

Consolidated Operating Expenses

				(dollars in millions)
Years Ended December 31,	2003	2002	% Change	2002	2001	% Change

Cost of services and sales	$21,783	$19,911	9.4%	$19,911	$20,538	(3.1)%
Selling, general and administrative expense	24,999	21,846	14.4	21,846	20,829	4.9
Depreciation and amortization expense	13,617	13,290	2.5	13,290	13,523	(1.7)
Sales of businesses, net	(141)	(2,747)	(94.9)	(2,747)	350	nm

Consolidated Operating Expenses	$60,258	$52,300	15.2	$52,300	$55,240	(5.3)

nm – Not meaningful

2003 Compared to 2002

Cost of Services and Sales

Cost of services and sales of $21,783 million increased by $1,872 million, or 9.4% in 2003 compared to 2002. This increase was driven by lower income provided by pension income net of other postretirement benefit expense, principally at Domestic Telecom, and higher equipment costs associated with Domestic Wireless customer additions and equipment upgrades. The overall impact of pension and other postretirement benefit plan assumption changes, combined with the impact of lower than expected actual asset returns over the past three years, reduced pension income, net of postretirement benefit expenses, by $1,385 million in 2003 (primarily in cost of services and sales), compared to 2002. In addition, costs of removal in excess of salvage for outside plant assets, resulting from the adoption of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” effective January 1, 2003, were approximately $165 million in 2003. Previously, we had included costs of removal for these assets in our depreciation rates. Higher costs associated with growth businesses at Domestic Telecom such as long distance and data services, as well as the impact of annual wage increases, additional overtime pay due to higher weather-related repair volumes, contingency costs to maintain operational readiness during recent labor negotiations and direct wireless network costs associated with increased Domestic Wireless MOUs further contributed to cost increases in 2003. Cost increases in 2003 were partially offset by lower access and transport costs, the effects of workforce reductions, disciplined expense controls and lower wireless roaming rates. In addition, we incurred merger-related costs in 2002 of $143 million.

Selling, General and Administrative Expense

Selling, general and administrative expense of $24,999 million was $3,153 million, or 14.4% higher in 2003 compared to 2002. This increase was driven by higher 2003 special charges of $2,297 million, higher costs associated with an increase in the employee base at Domestic Wireless and higher sales commissions related to an increase in wireless customer additions and renewals during the year. These cost increases were partially offset by lower bad debt expense due to a reduction in uncollectible accounts receivable, improved collections and additional customer deposit requirements and lower advertising costs at Domestic Telecom in 2003 compared to 2002.

Special charges recorded in selling, general and administrative expense related to severance, pension and benefits were $3,474 million higher in 2003 compared to 2002, driven primarily by fourth quarter 2003 charges incurred in connection with the voluntary separation of approximately 21,000 employees. Higher special charges recorded in selling, general and administrative expense in 2002 pertained to merger-related costs and investment-related charges.

Depreciation and Amortization Expense

Depreciation and amortization expense of $13,617 million increased by $327 million, or 2.5% in 2003 compared to 2002. This increase was primarily due to increased depreciation expense related to the increase in depreciable assets and higher software amortization costs, partially offset by lower rates of depreciation on telephone plant, as well as the favorable impact on depreciation expense of adopting SFAS No. 143, effective January 1, 2003.

Sales of Businesses, Net

In 2003, Information Services completed the sale of its directory businesses in Europe, which consisted of publishing operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia. We recorded a net gain of $141 million ($88 million after-tax, or $.03 per diluted share).

During the third quarter of 2002, we sold 1.27 million of our switched access lines in Alabama, Missouri and Kentucky and recorded a pretax gain of $2,527 million ($1,550 million after-tax, or $.56 per diluted share). Also during 2002, we recorded a net pretax gain of $220 million ($116 million after-tax, or $.04 per diluted share), primarily resulting from a pretax gain on the sale of TSI Telecommunication Services Inc. (TSI) of $466 million ($275 million after-tax, or $.10 per diluted share), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax, or $.06 per diluted share).

2002 Compared to 2001

Cost of Services and Sales

Cost of services and sales in 2002 were $19,911 million, a decrease of $627 million, or 3.1% compared to 2001. This decrease was driven by reduced spending for materials and contracted services due to lower capital expenditures and strong cost control management. Lower overtime for installation and maintenance activity at Domestic Telecom was the result of reduced volumes at our dispatch and call centers. Lower employee costs associated with declining workforce levels also contributed to the decline in operating costs. In addition, lower cost of sales at our customer premises equipment and supply business was driven by declining business volumes. These cost reductions were partially offset by higher costs associated with our growth businesses at Domestic Telecom such as data and long distance services and higher costs associated with increased Domestic Wireless MOUs and an increase in cost of equipment sales, driven by growth in new wireless customer additions. Cost of services and sales increased at International by $188 million in 2002 primarily as a result of the consolidation of TELPRI, partially offset by the deconsolidation of CTI. Adjusting 2001 to be comparable with 2002, cost of services and sales decreased $55 million reflecting lower variable costs associated with reduced sales volumes. In addition, we recorded $285 million in 2001 in connection with the September 11, 2001 terrorist attacks.

Selling, General and Administrative Expense

Selling, general and administrative expense of $21,846 million was $1,017 million, or 4.9% higher in 2002 compared to 2001. This increase was driven by higher sales commissions related to the growth in wireless customer additions and increased salary and wage expense at Domestic Wireless, higher costs associated with uncollectible accounts receivable for competitive local exchange carriers (CLECs) and other wholesale customers, higher costs for pension and other employee benefits and higher special charges of $327 million. These cost increases were partially offset by strong cost control management and the effects of business integration activities and achievement of merger synergies.

Special charges recorded in selling, general and administrative expense related to severance, pension and benefits were $352 million higher in 2002 compared to 2001. In addition, higher special charges associated with investments, our financial statement exposure to MCI and the settlement of a litigation matter in 2002 more than offset higher merger-related costs in 2001.

Depreciation and Amortization Expense

Depreciation and amortization expense of $13,290 million decreased by $233 million, or 1.7% in 2002 compared to 2001. This decrease was mainly attributable to a reduction of amortization expense from the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which required that goodwill and indefinite-lived intangible assets no longer be amortized, partially offset by increased depreciation expense related to the increase in depreciable assets and increased software amortization costs.

Sales of Businesses, Net

During 2002, we recorded a pretax gain of $2,527 million ($1,550 million after-tax, or $.56 per diluted share) related to the sale of 1.27 million non-strategic access lines and a net gain of $220 million ($116 million after-tax, or $.04 per diluted share), primarily resulting from a pretax gain on the sale of TSI, partially offset by impairment and exit charges, as previously described.

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax, or $.02 per diluted share) on the sale of the Cincinnati wireless market and a pretax loss of $172 million ($108 million after-tax, or $.04 per diluted share) related to the sale of the Chicago wireless market. In addition, we recorded charges totaling $258 million ($166 million after-tax, or $.06 per diluted share) during 2001 related to exiting several businesses, including our video business and some leasing activities.

Pension and Other Postretirement Benefits

As of December 31, 2003, we evaluated our key employee benefit plan assumptions in response to current conditions in the securities markets. The expected rate of return on pension and postretirement benefit plan assets will be maintained at 8.50%. However, the discount rate assumption has been lowered from 6.75% in 2003 to 6.25% in 2004, consistent with interest rate levels at the end of the year. As of December 31, 2002, we changed key employee benefit plan assumptions in response to conditions in the securities markets at that time and medical and prescription drug cost trends. The expected rate of return on pension plan assets was changed from 9.25% in 2002 to 8.50% in 2003 and the expected rate of return on other postretirement benefit plan assets was changed from 9.10% in 2002 to 8.50% in 2003. The discount rate assumption was lowered from 7.25% in 2002 to 6.75% in 2003 and the medical cost trend rate assumption was increased from 10.00% in 2002 to 11.00% in 2003.

As a result of extending and increasing limits (caps) on company payments toward retiree health care costs in connection with the union contracts ratified in the fourth quarter of 2003, we began recording retiree health care costs as if there were no caps in the fourth quarter of 2003 relative to these union contracts.

During 2003, we recorded pension income, net of postretirement benefit expenses before special items (see “Special Items” for additional discussion) of $209 million ($127 million after-tax, or $.05 per diluted share), compared to $1,594 million ($971 million after-tax, or $.35 per diluted share) in 2002 and $1,578 million ($963 million after-tax, or $.35 per diluted share) in 2001. Based on our current pension and postretirement benefit plan assumptions, the events of 2003 including the impact of the labor contract negotiations, employee severance activity and cost reductions associated with the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we anticipate recording net pension and postretirement benefit expenses in 2004 of between $.18 to $.22 per diluted share.

Other Consolidated Results

Equity in Earnings (Loss) of Unconsolidated Businesses

Equity in earnings (loss) of unconsolidated businesses increased by $2,825 million in 2003 compared to 2002. In 2002, we recorded losses of $1,400 million and $580 million in connection with determinations that market value declines of our investments in Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) and TELUS Corporation (TELUS), respectively, were considered other than temporary. In addition, the increase in 2003 reflects tax benefits arising from a reorganization at our Italian investment Vodafone Omnitel N.V. (Omnitel), a contribution tax reversal benefiting Omnitel, continued operational growth of Verizon’s equity investments and favorable foreign exchange rates. We also recorded a pretax gain of $348 million in 2003 in connection with the sale of our interest in Eurotel Praha, spol. s r.o. (Eurotel Praha), a wireless joint venture in the Czech Republic.

Equity in earnings (loss) of unconsolidated businesses decreased by $1,993 million in 2002 compared to 2001. The decrease was driven primarily by investment-related charges in 2002, as previously described. Investment-related charges were $281 million in 2001.

Income (Loss) From Other Unconsolidated Businesses

Income (loss) from other unconsolidated businesses increased by $3,188 million in 2003 compared to 2002. The increase includes a $176 million net gain recorded in 2003 as a result of a payment received in connection with the liquidation of Genuity Inc. (Genuity), which filed for bankruptcy in 2002. During 2002, we recorded a write-down of $2,624 million related to our investment in Genuity, a net pretax loss of $347 million to market value of our investment in Cable & Wireless plc (C&W), losses of $289 million due to the other than temporary decline in the market value of our investments in Metromedia Fiber Network, Inc. (MFN), partially offset by a pretax gain of $383 million related to the sale of the majority of our investment in Telecom Corporation of New Zealand Limited (TCNZ).

Income (loss) from other unconsolidated businesses was $(2,857) million in 2002 compared to $(5,486) million in 2001. During 2001, we recorded pretax losses of $4,335 million primarily related to our investments in C&W, NTL Incorporated (NTL) and MFN due to the other than temporary decline in the market value of those investments. In 2001, we also recorded a pretax loss of $1,251 million due to the other than temporary decline in the fair value of our investment in Genuity.

Other Income and (Expense), Net

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Interest income	$96	$187	$393
Foreign exchange gains (losses), net	(11)	3	(9)
Other, net	(47)	2	(185)

Total	$38	$192	$199

The changes in Other Income and (Expense), Net were primarily due to the changes in interest income and other, net. The decrease in interest income in 2003 is primarily the result of lower average cash balances. In 2001, we recorded additional interest income primarily as a result of interest on several notes receivable and the settlement of tax-related matters. During 2003, we recorded higher charges in connection with the early retirement of debt included in other, net. During 2002, we recorded lower charges related to financial instrument mark-to-market adjustments compared to 2001, primarily related to decreases in fair value of the MFN debt conversion option included in other, net.

Interest Expense

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Total interest expense	$2,797	$3,130	$3,276
Capitalized interest costs	144	185	368

Total interest costs on debt balances	$2,941	$3,315	$3,644

Average debt outstanding	$49,181	$59,145	$61,891
Effective interest rate	6.0%	5.6%	5.9%

The decrease in interest costs in 2003 and 2002 was principally attributable to lower average debt levels. Increased cash provided by operating activities, asset sales and other favorable cash flows reduced our financing needs in both 2003 and 2002. Lower capital expenditures in both periods contributed to lower capitalized interest costs. The decrease in interest cost in 2003 was partially offset by higher average interest rates, which primarily resulted from lower commercial paper borrowings which have lower interest rates compared to long-term debt. Our average interest rates in 2002 were lower than 2001 principally as a result of the general decline in short-term interest rates.

Minority Interest

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Minority interest	$1,583	$1,404	$625

The increase in minority interest expense in 2003 and 2002 was primarily due to higher earnings at Domestic Wireless, which has a significant minority interest attributable to Vodafone Group Plc (Vodafone) (see “Segment Results of Operations – Domestic Wireless”).

Provision for Income Taxes

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Provision for income taxes	$1,252	$1,597	$2,147
Effective income tax rate	26.3%	25.5%	78.6%

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before the provision for income taxes. The effective income tax rate in 2003 was favorably impacted by higher equity income from Omnitel, a decrease in state taxes and a benefit related to a deferred tax balance adjustment. Omnitel income is not taxable until received in the form of dividends. The 2002 effective income tax rate was favorably impacted by tax benefits recorded in 2002 in connection with other than temporary declines in fair value of several of our investments recorded during 2002 and 2001. Those tax benefits were not available at the time the investments were written down, as the decline in fair value was not recognizable at the time of the impairment (see “Special Items – Investment-Related Charges and Related Tax Benefits”). The 2002 effective tax rate was also reduced by a tax law change relating to employee stock ownership plan dividend deductions, increased state tax benefits and capital loss utilization, partially offset by investment charges in 2002 associated with other than temporary declines in fair value for which an associated tax benefit was not available.

The effective income tax rate for 2001 was not consistent with other periods primarily because tax benefits were not available on many of the losses resulting from the other than temporary decline in market value of several of our investments during 2001.

A reconciliation of the statutory federal income tax rate to the effective rate for each period is included in Note 16 to the consolidated financial statements.

Discontinued Operations

Discontinued operations represent the results of operations of Grupo Iusacell, S.A. de C.V. (Iusacell) prior to the sale of Iusacell in July 2003. In connection with our decision to sell our interest in Iusacell and a comparison of expected net sale proceeds to the net book value of our investment in Iusacell, we recorded a pretax loss of $957 million ($931 million after-tax, or $.33 per diluted share) in the second quarter of 2003. Losses reported by Iusacell in 2002 and 2001 are primarily driven by its declining revenue base and the impact of fluctuations of the Mexican peso on Iusacell’s U.S. dollar-denominated debt.

Cumulative Effect of Accounting Change

Directory Accounting Change

During 2003, we changed our method for recognizing revenues and expenses in our directory business from the publication-date method to the amortization method. The publication-date method recognizes revenues and direct expenses when directories are published. Under the amortization method, which is increasingly becoming the industry standard, revenues and direct expenses, primarily printing and distribution costs, are recognized over the life of the directory, which is usually 12 months. This accounting change affects the timing of the recognition of revenues and expenses. As required by generally accepted accounting principles (GAAP), the directory accounting change was recorded effective January 1, 2003. The cumulative effect of the accounting change resulted in a one-time charge of $2,697 million ($1,647 million after-tax, or $.59 per diluted share).

Impact of SFAS No. 143

We adopted the provisions of SFAS No. 143 on January 1, 2003. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We have determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, prior to the adoption of SFAS No. 143, we included estimated removal costs in our group depreciation models. These costs have increased depreciation expense and accumulated depreciation for future removal costs for existing assets. These removal costs were recorded as a reduction to accumulated depreciation when the assets were retired and removal costs were incurred.

For some assets, such as telephone poles, the removal costs exceeded salvage value. Under the provisions of SFAS No. 143, we are required to exclude costs of removal from our depreciation rates for assets for which the removal costs exceed salvage. Accordingly, in connection with the initial adoption of this standard on January 1, 2003, we have reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of $3,499 million ($2,150 million after-tax, or $.77 per diluted share).

Impact of SFAS No. 142

We adopted the provisions of SFAS No. 142 on January 1, 2002. SFAS No. 142 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under various conditions) for impairment in accordance with this statement. Results for the year ended December 31, 2002 include the initial impact of adoption charge recorded as a cumulative effect of an accounting change of $496 million after-tax ($.18 per diluted share). In accordance with SFAS No. 142, starting January 1, 2002, we no longer amortize goodwill, acquired workforce intangible assets and wireless licenses which we determined have an indefinite life. On a comparable basis, had we not amortized these intangible assets during the year ended December 31, 2001, net income before discontinued operations and cumulative effect of accounting change would have been $950 million ($.35 per diluted share).

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

Segment Results of Operations

We have four reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Domestic Telecom, Domestic Wireless, Information Services and International. You can find additional information about our segments in Note 17 to the consolidated financial statements.

We measure and evaluate our reportable segments based on segment income. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from business segment results, they are included in reported consolidated earnings. We previously highlighted the more significant of these transactions in the “Consolidated Results of Operations” section. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance. These gains and losses are primarily contained in Information Services and International since they actively manage investment portfolios.

Effective January 1, 2003, we transferred our Global Solutions Inc. subsidiary from our International segment to our Domestic Telecom segment. Prior years’ segment results of operations have been reclassified to reflect the transfer to enhance comparability. The transfer of Global Solutions’ revenues and costs of operations were not significant to the results of operations of Domestic Telecom or International.

Domestic Telecom

Domestic Telecom provides local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones in 29 states and the District of Columbia. As discussed earlier under “Consolidated Results of Operations,” in the third quarter of 2002 we sold wireline properties representing approximately 1.27 million access lines or 2% of the total Domestic Telecom switched access lines in service. For comparability purposes, the results of operations discussed in this section exclude the properties that have been sold. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services and inventory management services.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Local services	$19,454	$20,271	$21,438
Network access services	12,719	13,427	12,992
Long distance services	3,788	3,170	3,113
Other services	3,641	3,971	4,605

	$39,602	$40,839	$42,148

Local Services

Local service revenues are earned by our telephone operations from the provision of local exchange, local private line, wire maintenance, voice messaging and value-added services. Value-added services are a family of services that expand the utilization of the network, including products such as Caller ID, Call Waiting and Return Call. The provision of local exchange services not only includes retail revenues but also includes local wholesale revenues from UNEs, interconnection revenues from CLECs and wireless carriers, and some data transport revenues.

The decline in local service revenues of $817 million, or 4.0% in 2003 and $1,167 million, or 5.4% in 2002 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by a decline in switched access lines in service of 4.2% in 2003 and a decline of 3.7% in 2002. These revenue declines were mainly driven by the effects of competition, regulatory pricing rules for UNEs and technology substitution. Regulatory pricing rules for UNEs, which mandate lower prices from other carriers that use our facilities to provide local exchange services, are putting downward pressure on our revenues by shifting the mix of access lines from retail to wholesale. We added UNE platform lines of approximately 1.8 million in 2003 and 1.0 million in 2002, bringing total UNE platform provisioned lines to 5.0 million at December 31, 2003 and 3.2 million at December 31, 2002. Technology substitution also affected local service revenue growth in both years, as indicated by declining demand for residential access lines of 3.7% in 2003 and 2.8% in 2002, as more customers substituted wireless services for traditional landline services. At the same time, basic business access lines have declined 5.0% in 2003 and 5.1% in 2002, primarily reflecting a shift to high-speed, high-volume special access lines.

We continue to seek opportunities to retain and win-back customers. The launch of our Freedom plans in 2003 offers local services with various combinations of long distance, wireless and Internet access services in a discounted bundle available on one bill. Currently, we have introduced our Freedom service plans in 17 key markets, which cover approximately 85% of consumer access lines. For small businesses, we have also rolled out Verizon Freedom for Business in eight markets, covering approximately 70% of business access lines. As of year-end 2003, approximately 48% of Verizon’s residential customers have purchased local services in combination with either Verizon long distance or Verizon DSL, or both.

Network Access Services

Network access services revenues are earned from end-user customers and long distance and other competing carriers who use our local exchange facilities to provide usage services to their customers. Switched access revenues are derived from fixed and usage-based charges paid by carriers for access to our local network. Special access revenues originate from carriers and end-users that buy dedicated local exchange capacity to support their private networks. End-user access revenues are earned from our customers and from resellers who purchase dial-tone services. Further, network access revenues include our DSL services.

In 2003, our network access revenues declined by $708 million, or 5.3% principally due to decreasing switched MOUs and access lines, as well as price reductions associated with federal and state price cap filings and other regulatory decisions. Switched MOUs declined in 2003 by 7.2% from a year ago, reflecting the impact of access line loss and wireless substitution. Total revenues for high-capacity and data services were $7,262 million for the year ended December 31, 2003, down slightly from a year ago. Voice-grade equivalents (switched access lines and data circuits) increased to 140.3 million at December 31, 2003, up 3.4%, compared to a year ago, as more customers chose high-speed, digital services. However, increased demand for high-speed services was offset by reduced demand for lower-speed services and price reductions. Further, our special access revenues in 2003 were negatively impacted by a reduction in rates for modem aggregation services provided to MCI under Verizon’s CyberPOP tariff. Under the CyberPOP agreement, we provided access circuits for MCI’s managed modem business. This rate reduction was necessary in order to avoid rejection and termination of the CyberPOP agreement by MCI in its bankruptcy case and the total loss of revenues that would have resulted. These decreases were partially offset by increased demand for our DSL services. At December 31, 2003, approximately 80% of our total access lines qualified for DSL service. In 2003, we added net new DSL lines of 649,000, for a total of 2.3 million lines in service at December 31, 2003, an increase of 38.9% year-over-year.

In 2002, our network access revenues increased $435 million, or 3.3% principally due to higher customer demand for high-capacity and data services, which increased 7.6% in 2002, compared to the prior year. Voice-grade equivalents increased 4.5% and DSL lines increased approximately 50% compared to the prior year. In addition to volume-related growth, network access revenues in the fourth quarter of 2002 also included the favorable effect of a state regulatory decision in Michigan. These factors were partially offset by price reductions associated with federal and state price cap filings and other regulatory decisions and a decline in switched MOUs of 8.4% from the prior year.

The FCC regulates the rates that we charge long distance carriers and end-user customers for interstate access services. We are required to file new access rates with the FCC each year. See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends” for additional information on FCC rulemakings concerning federal access rates, universal service and unbundling of network elements.

Long Distance Services

Long distance service revenues include both intraLATA toll services and interLATA long distance voice and data services.

Long distance service revenues increased $618 million, or 19.5% in 2003 and $57 million, or 1.8% in 2002, principally as a result of customer growth from our interLATA long distance services. In 2003, long distance revenues were stimulated by the introduction of our Freedom plans. In the first quarter of 2003, we received final FCC approval to offer long distance services in our remaining three jurisdictions: Maryland, West Virginia and the District of Columbia. We now offer long distance services throughout the United States, capping a seven-year effort. Our authority in Alaska is limited to interstate and international services. In 2003, we added 4.2 million long distance lines, for a total of 16.6 million long distance lines nationwide, representing a 33.3% increase from a year ago. This growth resulted from 41% of our local wireline residential customers having chosen Verizon as their long distance carrier as of December 31, 2003. In 2002, we added 3.9 million long distance lines, representing an increase of 44.8% over 2001.

Other Services

Our other services include such services as billing and collections for long distance carriers, public (coin) telephone and customer premises equipment and supply sales. Other services revenues also include services provided by our non-regulated subsidiaries such as data solutions and systems integration businesses.

Revenues from other services declined by $330 million, or 8.3% in 2003 and by $634 million, or 13.8% in 2002. These declines were substantially due to lower sales of supplies to some major customers as a result of the termination of contracts and lower volumes at some of our non-regulated businesses due to declines in customer demand. Customers substituting wireless communications for pay telephone services and customers taking back billing and collections services were also factors that contributed to the reduction in other service revenues in both years. In 2003, these revenue decreases were partially offset by increased sales of voice and data customer premises equipment services.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Cost of services and sales	$14,708	$13,390	$14,313
Selling, general and administrative expense	8,517	9,048	9,402
Depreciation and amortization expense	9,217	9,456	9,260

	$32,442	$31,894	$32,975

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support and costs of products sold. Aggregate customer care costs, which include billing and service provisioning, are allocated between cost of services and sales and selling, general and administrative expense.

In 2003, our cost of services and sales increased by $1,318 million, or 9.8% principally driven by lower income provided by pension income net of other postretirement benefit expense. As of December 31, 2002, Verizon changed key employee benefit plan assumptions in response to conditions in the securities markets at that time and medical and prescription drug cost trends, as previously described (see “Consolidated Operating Expenses”). The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the past three years, reduced pension income, net of postretirement benefit expenses, by $1,193 million in 2003 (primarily in cost of services and sales), compared to 2002. In addition, costs of removal in excess of salvage for outside plant assets, resulting from the adoption of SFAS No. 143 effective January 1, 2003, were approximately $165 million in 2003. Under SFAS No. 143, we began expensing the costs of removal in excess of salvage for outside plant assets as incurred. Previously, we had included costs of removal for these assets in our depreciation rates. Higher costs associated with our growth businesses such as long distance and data services, as well as the impact of annual wage increases, additional overtime pay due to higher weather-related repair volumes and contingency costs to maintain operational readiness during recent labor negotiations further contributed to cost increases in 2003.

Cost increases in 2003 were partially offset by lower access and transport costs, including a favorable adjustment of approximately $80 million recorded in the first quarter of 2003. As part of our ongoing review of local interconnection expense charged by CLECs, we determined that selected charges from CLECs, previously recorded as expense but not paid, were no longer required and accordingly, we adjusted our first quarter 2003 operating expenses. In addition, effective in 2003, we recognize as local interconnection expense no more than the amount payable under the April 27, 2001 FCC order addressing intercarrier compensation for dial-up connections for Internet-bound traffic. The effects of workforce reductions and disciplined expense controls also offset services and sales cost increases in 2003. At December 31, 2003, our Domestic Telecom workforce was approximately 137,700, compared to 160,300 at December 31, 2002, a 14.1% reduction from a year ago.

In 2002, our cost of services and sales decreased by $923 million, or 6.4% principally due to lower costs at our domestic telephone operations, business integration activities and achievement of merger synergies. These reductions were mainly attributable to reduced spending for materials and contracted services, driven by lower capital expenditures and strong cost control management. Lower overtime for installation and maintenance activity principally as a result of reduced volumes at our dispatch and call centers and lower employee costs associated with declining workforce levels also contributed to the decline in operating costs. At December 31, 2002, we reduced our full-time headcount by approximately 18,000 employees, or 10.1%, from the prior year. At year-end 2002, we had reduced the installation and repair overtime hours per employee per week by 23.8% from 2001. Lower cost of sales at our customer premises equipment and supply business driven by declining business volumes also contributed to the cost reductions in 2002. Favorable adjustments in 2002 included updates to ongoing expense estimates as a result of specific regulatory decisions by the FCC and state regulatory commissions in New York and other states. These cost reductions were partially offset by higher costs associated with our growth businesses such as data and long distance services. Salary and wage increases for employees and increased health care costs further offset cost reductions in 2002.

We recorded insurance recoveries related to the terrorist attacks on September 11, 2001 of $270 million in 2003, $200 million in 2002 and $400 million in 2001, primarily offsetting fixed asset losses and expenses incurred in the current and prior years. Of the amounts recorded, approximately $130 million in 2003, $112 million in 2002 and $124 million in 2001 relates to operating expenses (primarily cost of services and sales). In 2001, we recorded costs of $285 million (net of the $400 million insurance recovery) related to the terrorist attacks. The costs and estimated insurance recoveries were recorded in accordance with Emerging Issues Task Force Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001.”

See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – Intercarrier Compensation” for additional information on FCC rulemakings and other court decisions addressing intercarrier compensation for dial-up connections for Internet-bound traffic.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

In 2003, our selling, general and administrative expense declined by $531 million, or 5.9% primarily as a result of lower bad debt expense due to a reduction in uncollectible accounts receivable (primarily CLECs), improved collections and additional customer deposit requirements. In addition, advertising costs were lower in 2003 compared to a year ago. These cost reductions were partially offset by higher employee benefit costs and by higher general costs associated with our non-regulated growth businesses.

Our selling, general and administrative expense declined in 2002 by $354 million, or 3.8% principally driven by strong cost control management and the effects of business integration activities and achievement of merger synergies, resulting in reduced spending for general and administrative services and lower salary and wage costs. These cost reductions were partially offset by higher costs associated with uncollectible accounts receivable for CLECs and other wholesale customers and by higher costs for pension and other employee benefits.

Depreciation and Amortization Expense

In 2003, the decline in depreciation and amortization expense of $239 million, or 2.5% was principally attributable to lower rates of depreciation on telephone plant, as well as the favorable impact on depreciation expense of adopting SFAS No. 143, effective January 1, 2003. These expense reductions were partially offset by higher software amortization costs.

In 2002, the increase in depreciation and amortization expense of $196 million, or 2.1% was due to growth in depreciable telephone plant and increased software amortization costs. These factors were offset, in part, by the effect of lower rates of depreciation on telephone plant.

Segment Income

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Segment Income	$3,335	$4,364	$4,509

Segment income decreased by $1,029 million, or 23.6% in 2003 and $145 million, or 3.2% in 2002 primarily as a result of the after-tax impact of operating revenues and operating expenses described above. Special and non-recurring charges of $1,099 million, $236 million, and $1,188 million, after-tax, affected the Domestic Telecom segment in 2003, 2002 and 2001, respectively. Special and non-recurring items in 2003 primarily include the costs associated with severance activity, including retirement enhancement costs, and pension settlements for employees that received lump-sum distributions under voluntary separation plans, partially offset by the favorable impact of adopting SFAS No. 143. Special and non-recurring items in 2002 primarily relate to gains on sales of assets, net, offset by employee severance and termination benefit costs, merger-related costs, our financial statement exposure to MCI, the settlement of a litigation matter and the adoption of SFAS No. 142.

Special and non-recurring items in 2001 primarily relate to merger-related costs and severance and retirement enhancement costs. Special and non-recurring items in 2002 and 2001 also include the results of operations of the access lines sold.

Domestic Wireless

Our Domestic Wireless segment provides wireless voice and data services and equipment sales across the United States. This segment primarily represents the operations of the Verizon Wireless joint venture with Vodafone. Verizon owns a 55% interest in the joint venture and Vodafone owns the remaining 45%. All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Wireless sales and services	$22,489	$19,473	$17,560

Domestic Wireless’s total revenues of $22,489 million were $3,016 million, or 15.5% higher in 2003 compared to 2002. Service revenues of $20,336 million were $2,589 million, or 14.6% higher than 2002. This revenue growth was largely attributable to customer additions and higher revenue per customer per month.

Our Domestic Wireless segment ended 2003 with 37.5 million customers, an increase of 5.0 million net new customers, or 15.5%. Retail net additions accounted for 4.6 million, or 92.0% of the total net additions. Approximately 35.1 million, or 94% of Domestic Wireless’s customers now subscribe to digital services, compared to 88% at year-end 2002 and generate almost 99% of our busy-hour usage. The overall composition of our Domestic Wireless customer base as of December 31, 2003 was 91% retail postpaid, 5% retail prepaid and 4% resellers. The average monthly churn rate, the rate at which customers disconnect service, decreased to 1.8% for 2003, compared to 2.3% for 2002.

Average revenue per customer per month was $48.85, or 1.0% higher in 2003 compared to 2002, primarily due to a larger number of customers on higher access price plan offerings as well as an increase in data revenues per subscriber. This increase was partially offset by decreased roaming revenue as a result of rate reductions with third-party carriers and decreased long distance revenue due to bundled pricing. Average MOUs per customer increased to 457, or 30.9% in 2003 compared to 2002.

Domestic Wireless’s revenues of $19,473 million were $1,913 million, or 10.9% higher in 2002 compared to 2001. Service revenues of $17,747 million were $1,736 million, or 10.8% higher than 2001. This revenue growth was largely attributable to customer additions and higher revenue per customer per month. At year-end 2002, customers totaled approximately 32.5 million, an increase of 10.5% over year-end 2001, which included 485,000 customers added as a result of acquisitions during 2002, primarily from the acquisition of the wireless operations of Price Communications Corp. (Price) in Alabama, Florida, Georgia and South Carolina. Total churn decreased to 2.3% in 2002, compared to 2.5% in 2001. Average revenue per customer per month increased by 1.1% to $48.35 in 2002, compared to 2001 primarily due to higher access revenue per customer.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Cost of services and sales	$6,460	$5,456	$5,085
Selling, general and administrative expense	8,057	7,084	6,461
Depreciation and amortization expense	3,888	3,293	3,709

	$18,405	$15,833	$15,255

Cost of Services and Sales

Cost of services and sales, which are costs to operate the wireless network as well as the cost of roaming, long distance and equipment sales, increased by $1,004 million, or 18.4% in 2003. Cost of services increased primarily due to higher direct wireless network charges resulting from increased MOUs in 2003 compared to 2002, partially offset by lower roaming, local interconnection and long distance rates. Cost of equipment sales was higher by 24.2% in 2003, due primarily to an increase in handsets sold, driven by growth in customer additions and an increase in equipment upgrades in 2003 compared to 2002.

Cost of services and sales increased by $371 million, or 7.3% in 2002 compared to 2001. This increase was due primarily to increased network costs resulting from increased MOUs, and an increase in cost of equipment sales driven by growth in new customer additions.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $973 million, or 13.7% in 2003. This increase was primarily due to an increase in salary and wage expense of $338 million, caused by an increase in the employee base, primarily in the customer care and sales channels, as well as an increase in employee benefits expense. Also contributing to the increase was higher sales commissions in our direct and indirect channels of $233 million, primarily related to an increase in customer additions and renewals during the year. Costs associated with regulatory fees, primarily the universal service fund, increased by $159 million in 2003, compared to 2002 due to an April 2003 FCC order requiring a change in the methodology for billing these fees from a flat rate to a percentage rate.

Selling, general and administrative expense increased by $623 million, or 9.6% in 2002 compared to 2001. This increase was due primarily to higher sales commissions related to the growth in customer additions and increased salary and wage expense.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $595 million, or 18.1% in 2003 compared to 2002. This increase was primarily due to increased depreciation expense related to the increase in depreciable assets.

Depreciation and amortization expense decreased by $416 million, or 11.2% in 2002 compared to 2001. This decrease was mainly attributable to a reduction of amortization expense from the adoption of SFAS No. 142, effective January 1, 2002, which required that goodwill and indefinite-lived intangible assets no longer be amortized, partially offset by increased depreciation expense related to the increase in depreciable assets.

Segment Income

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Segment Income	$1,083	$966	$537

Segment income increased by $117 million, or 12.1% in 2003 and by $429 million, or 79.9% in 2002, primarily as a result of the after-tax impact of operating revenues and operating expenses described above, partially offset by higher minority interest. Special and non-recurring charges of $57 million and $107 million, after-tax, affected the Domestic Wireless segment in 2002 and 2001, respectively, and were primarily merger-related costs and employee severance costs. There were no special items affecting this segment in 2003.

Increases in minority interest in 2003 and 2002 were principally due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone.

Information Services

Our Information Services segment consists of our domestic and international publishing businesses, including print SuperPages® and our Internet directory, SuperPages.com™, and electronic commerce services. This segment has operations principally in North America and Latin America.

During 2003, Information Services changed its method of recognizing revenue and expenses from the publication-date method to the amortization method effective January 1, 2003. Under the amortization method, revenue and direct expenses are recognized over the life of the directory, which is usually 12 months.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Operating Revenues	$4,114	$4,287	$4,313

Operating revenues from our Information Services segment decreased $173 million, or 4.0% in 2003. The decrease was due primarily to the impact of the accounting change from the publication-date method to the amortization method and the elimination of revenue related to the sales of businesses (directories no longer published by Information Services). Revenues from ongoing operations remained relatively flat for the year. Verizon’s domestic Internet directory service, SuperPages.com™, continues to achieve strong domestic growth as demonstrated by a 32.7% increase in revenue over 2002.

Operating revenues from our Information Services segment decreased $26 million, or 0.6% in 2002. The decrease was due primarily to the elimination of directory revenues related to wireline property sales as well as reduced extension of publications and affiliate revenues. The decrease was partially offset by sales performance growth and increased revenue from the August 2001 acquisition of TELUS’ advertising services business in Canada. SuperPages.com™ revenue increased 63.7% compared to 2001.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Cost of services and sales	$641	$688	$743
Selling, general and administrative expense	1,505	1,411	1,218
Depreciation and amortization expense	89	74	79
Sales of businesses, net	(141)	–	–

	$2,094	$2,173	$2,040

Cost of Services and Sales

Cost of services and sales decreased $47 million, or 6.8% in 2003. The decrease was due primarily to operational cost savings, cost reductions recognized due to the sales of businesses, and the change in accounting from the publication-date method to the amortization method.

Cost of services and sales decreased $55 million, or 7.4% in 2002. The decrease was due primarily to the execution of cost reduction initiatives and merger synergies.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $94 million, or 6.7% in 2003. The increase was due primarily to higher pension and benefit costs and increased bad debt expense partially offset by operational cost savings, costs reductions recognized due to the sales of businesses, and the change in accounting from the publication-date method to the amortization method.

Selling, general and administrative expense increased $193 million, or 15.8% in 2002. The increase was due primarily to increased selling costs, higher bad debt expense and a small asset gain recorded in 2001.

Sales of Businesses, Net

In 2003, Information Services completed the sale of its directory businesses in Europe, which consisted of publishing operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia. We recorded a pretax net gain of $141 million.

Segment Income

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Segment Income	$1,206	$1,281	$1,352

Segment income decreased $75 million, or 5.9% in 2003 and $71 million, or 5.3% in 2002 as a result of the after-tax impact of operating revenues and expense issues described above. Special and non-recurring charges of $1,738 million, $92 million and $81 million, after-tax, affected the Information Services segment in 2003, 2002 and 2001, respectively. Special items in 2003 were primarily related to the change in accounting from the publication-date method to the amortization method and severance charges. Special items in 2002 included merger-related costs, costs associated with Domestic Telecom access line sales and severance costs. Special items in 2001 pertained to merger-related costs.

International

Our International segment includes international wireline and wireless telecommunication operations and investments primarily in the Americas and Europe. Our consolidated international investments as of December 31, 2003 included Verizon’s operations in the Dominican Republic, TELPRI in Puerto Rico and Micronesian Telecommunications Corporation in the Northern Mariana Islands. Either the cost or the equity method is applied to those investments in which we have less than a controlling interest.

On June 13, 2003, we announced our decision to sell our 39.4% consolidated interest in Iusacell. We reclassified our investment and the results of operations of Iusacell in the current and prior years as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We subsequently sold our shares in Iusacell on July 29, 2003. Discontinued operations are excluded from International’s segment income.

On January 25, 2002, we exercised our option to purchase an additional 12% of TELPRI common stock from the government of Puerto Rico. We now hold 52% of TELPRI stock, up from 40% held at December 31, 2001. As a result of gaining control over TELPRI, we changed the accounting for this investment from the equity method to consolidation, effective January 1, 2002. Accordingly, TELPRI’s net results of operations are reported as a component of Equity in Earnings (Loss) of Unconsolidated Businesses for the year ended December 31, 2001, while 2002 and 2003 results of operations are included in consolidated revenues and expenses in the tables below.

On March 28, 2002, we transferred 5.5 million of our shares in CTI to an indirectly wholly owned subsidiary of Verizon and subsequently transferred ownership of that subsidiary to a newly created trust for CTI employees. This decreased our ownership percentage in CTI from 65%

to 48%. We also reduced our representation on CTI’s board of directors from five of nine members to four of nine (subsequently reduced to one of five members). As a result of these actions that surrendered control of CTI, we changed our method of accounting for this investment from consolidation to the equity method. On June 3, 2002, as a result of an option exercised by Telfone (BVI) Limited (Telfone), a CTI shareholder, Verizon acquired approximately 5.3 million additional CTI shares. Also on June 3, 2002, we transferred ownership of a wholly owned subsidiary of Verizon that held 5.4 million CTI shares to a second independent trust leaving us with an approximately 48% non-controlling interest in CTI. In addition, during the first quarter of 2002, we wrote our remaining investment in CTI, including those shares we were contractually committed to purchase under the Telfone option, down to zero (see “Special Items”). Since we had no other future commitments or plans to fund CTI’s operations and had written our investment down to zero, in accordance with the accounting rules for equity method investments, we ceased recording operating income or losses related to CTI’s operations beginning in 2002. On October 16, 2003 we sold our entire remaining interest in CTI. Accordingly, CTI’s results of operations are reported in revenues and expenses for the year ended December 31, 2001, while 2002 and 2003 revenues and expenses are not included in the tables below.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Operating Revenues	$1,949	$2,219	$1,581

Revenues generated by our international businesses decreased $270 million, or 12.2% in 2003 and increased $638 million, or 40.4% in 2002. The 2003 decrease was primarily due to declining foreign exchange rates in the Dominican Republic, reduced software sales as well as an adjustment to carrier access revenues at TELPRI. The 2002 growth is primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. Adjusting 2001 to be comparable with 2002, revenues generated by our international businesses declined by $197 million, or 8.2%. The 2002 decrease in comparable revenues was due to the weak economies and increased competition in our Latin America markets, as well as reduced software sales.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Cost of services and sales	$574	$586	$398
Selling, general and administrative expense	691	610	610
Depreciation and amortization expense	346	376	278

	$1,611	$1,572	$1,286

Cost of Services and Sales

Cost of services and sales decreased $12 million, or 2.0% in 2003 and increased $188 million, or 47.2%, in 2002. The 2003 decrease reflects declining foreign exchange rates in the Dominican Republic partially offset by higher operating costs. The 2002 increase was primarily due to the consolidation of TELPRI, partially offset by the deconsolidation of CTI in 2002. Adjusting 2001 to be comparable with 2002, cost of services and sales decreased $55 million, or 8.6%. The 2002 decrease in comparable cost of services and sales reflects lower variable costs associated with reduced sales volumes.

Selling, General and Administrative Expense

Selling, general and administrative expense increased $81 million, or 13.3% in 2003 and did not change in 2002. The 2003 increase was due to a charge recorded by TELPRI in 2003 as a result of an adverse Puerto Rico Circuit Court of Appeals ruling regarding access rates for intra-island long distance service and a contract settlement in 2002, offset by the replacement of a revenue-based operating tax in the Dominican Republic with an income tax and declining foreign exchange rates in the Dominican Republic. Adjusting 2001 to reflect the 2002 TELPRI consolidation and CTI deconsolidation for comparability with 2002, selling, general and administrative expense decreased $148 million, or 19.5%. The 2002 decrease in comparable selling, general and administrative expense was due to the contract settlement and declining foreign exchange rates in the Dominican Republic.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $30 million, or 8.0% in 2003 and increased $98 million, or 35.3% in 2002. The 2003 decrease was due to declining foreign exchange rates in the Dominican Republic and the adoption of SFAS No. 143, offset in part by increased depreciation generated from ongoing network capital expenditures. The 2002 growth was primarily due to the consolidation of TELPRI partially offset by the deconsolidation of CTI in 2002. Adjusting 2001 to be comparable with 2002, depreciation and amortization expense decreased $15 million, or 3.8%. The 2002 decrease was driven by a reduction of amortization expense from the adoption of SFAS No. 142, effective January 1, 2002, which required that goodwill and indefinite-lived intangible assets no longer be amortized, offset by ongoing network capital expenditures.

Segment Income

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Segment Income	$1,392	$1,152	$1,014

Segment income increased by $240 million, or 20.8% in 2003 and by $138 million, or 13.6% in 2002. The increase in 2003 was largely driven by the changes in earnings from unconsolidated businesses. The 2002 increase was primarily the after-tax impact of operating revenues and operating expenses described above.

Equity in earnings of unconsolidated businesses increased $447 million, or 69.4% in 2003. This increase was driven by tax benefits arising from a reorganization at Omnitel, a contribution tax reversal as a result of a favorable European Court of Justice ruling benefiting Omnitel, favorable foreign exchange rates and continued operational growth of Verizon’s equity investments, partially offset by lower gains on sales of investments in 2003. Income from other unconsolidated businesses decreased $49 million, or 22.5% in 2003. The decrease was due to income realized in 2002 from investments that have been sold.

Equity in earnings of unconsolidated businesses decreased $179 million, or 21.7% in 2002 and income from other unconsolidated businesses increased $120 million, or 122.4% in 2002. Adjusting 2001 for the consolidation of TELPRI and the deconsolidation of CTI, equity in earnings of unconsolidated businesses decreased $14 million, or 2.1%. This decrease was primarily the result of ceasing recording CTI’s operating losses in 2002, more than offset by the unfavorable impact of Venezuelan bolivar fluctuations on the results of CANTV in 2002 and lower operating results of TELUS. Higher income from other unconsolidated businesses was primarily due to a gain on the sale of a portion of our interest in Taiwan Cellular Corporation (TCC).

Special and non-recurring charges of $791 million, $2,426 million and $2,966 million, after-tax, affected the International segment in 2003, 2002 and 2001, respectively. Special and non-recurring items in 2003 were primarily related to the impairment of our investment in Iusacell, partially offset by the Eurotel Praha gain on sale. Special and non-recurring items in 2002 included losses on CANTV, TELUS, CTI and other investments and the cumulative effect of adopting SFAS No. 142, partially offset by the gain on a sale of nearly all of our interest in TCNZ. Special and non-recurring items in 2001 primarily related to losses on investments in securities and a loss at CTI in connection with the deteriorating Argentinean economy and devaluation of the Argentinean peso.

Special Items

Discontinued Operations

During 2003, we announced our decision to sell our 39.4% consolidated interest in Iusacell into the tender offer launched by Movil Access, a Mexican company. Verizon tendered its shares shortly after the tender offer commenced, and the tender offer closed on July 29, 2003. In accordance with SFAS No. 144, we have classified the results of operations of Iusacell as discontinued operations. In connection with the decision to sell our interest in Iusacell and a comparison of expected net sale proceeds to the net book value of our investment in Iusacell (including the foreign currency translation balance), we recorded a pretax loss of $957 million ($931 million after-tax, or $.33 per diluted share).

Sales of Businesses and Investments, Net

Sales of Businesses, Net

Wireline Property Sales

During the third quarter of 2002, we completed the sales of all 675,000 of our switched access lines in Alabama and Missouri to CenturyTel Inc. and 600,000 of our switched access lines in Kentucky to ALLTEL Corporation for $4,059 million in cash proceeds ($191 million of which was received in 2001). We recorded a pretax gain of $2,527 million ($1,550 million after-tax, or $.56 per diluted share). The operating revenues of the access lines sold were $623 million and $997 million for the years 2002 and 2001, respectively. Operating expenses of the access lines sold were $241 million and $413 million for the years 2002 and 2001, respectively.

Wireless Overlap Property Sales

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax, or $.02 per diluted share) on the sale of the Cincinnati wireless market and a pretax loss of $172 million ($108 million after-tax, or $.04 per diluted share) related to the sale of the Chicago wireless market.

Other Transactions

During 2002, we recorded a net pretax gain of $220 million ($116 million after-tax, or $.04 per diluted share), primarily resulting from a pretax gain on the sale of TSI of $466 million ($275 million after-tax, or $.10 per diluted share), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax, or $.06 per diluted share).

During 2001, we recorded charges totaling $258 million ($166 million after-tax, or $.06 per diluted share) related to exiting several businesses, including our video business and some leasing activities.

Sales of Investments, Net

During 2003, we recorded a pretax gain of $348 million on the sale of our interest in Eurotel Praha. Also during 2003, we recorded a net pretax gain of $176 million as a result of a payment received in connection with the liquidation of Genuity. In connection with these sales transactions, Verizon recorded contributions of $150 million for each of the transactions to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $44 million after taxes, or $.02 per diluted share related to these transactions and the accrual of the Verizon Foundation contributions.

During 2002, we sold nearly all of our investment in TCNZ for net cash proceeds of $769 million, which resulted in a pretax gain of $383 million ($229 million after-tax, or $.08 per diluted share).

Investment-Related Charges and Related Tax Benefits

We continually evaluate our investments in unconsolidated businesses and other long-lived assets for impairment. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established. As of December 31, 2003, no impairments were determined to exist.

In 2002, we recorded total net investment-related pretax losses of $6,202 million ($5,652 million after-tax, or $2.06 per diluted share) in Equity in Earnings (Loss) of Unconsolidated Businesses, Income (Loss) from Other Unconsolidated Businesses and Selling, General and Administrative Expense. These losses are comprised of the following:

•	A loss of $2,898 million ($2,735 million after-tax, or $1.00 per diluted share) related to our investment in Genuity. This loss includes a write-down of our investments and loans of $2,624 million ($2,560 million after-tax, or $.93 per diluted share). We also recorded a pretax charge of $274 million ($175 million after-tax, or $.07 per diluted share) related to the remaining financial exposure to our assets, including receivables, as a result of Genuity’s bankruptcy.

•	During 2002, we also recorded a pretax loss of $1,400 million ($1,400 million after-tax, or $.51 per diluted share) due to the other than temporary decline in the market value of our investment in CANTV. As a result of the political and economic instability in Venezuela, including the devaluation of the Venezuelan bolivar, and the related impact on CANTV’s future economic prospects, we no longer expected that the future undiscounted cash flows applicable to CANTV would be sufficient to recover our investment. Accordingly, we wrote our investment down to market value as of March 31, 2002.

•	In 2002, we also recorded an other than temporary loss related to several investments, including a loss of $580 million ($430 million after-tax, or $.16 per diluted share) to the market value of our investment in TELUS, a net loss of $347 million ($230 million after-tax, or $.08 per diluted share) primarily related to the market value of our investment in C&W and losses totaling $231 million ($231 million after-tax, or $.08 per diluted share) relating to several other investments.

•	In 2002, we recorded a pretax loss of $516 million ($436 million after-tax, or $.16 per diluted share) to market value of MFN primarily due to the other than temporary decline in the market value of our investment in MFN. During 2001, we wrote down our investment in MFN due to the declining market value of its stock. We wrote off our remaining investment and other financial statement exposure related to MFN in 2002 primarily as a result of its deteriorating financial condition and related defaults.

•	In addition, in 2002 we recorded a pretax loss of $230 million ($190 million after-tax, or $.07 per diluted share) to fair value due to the other than temporary decline in the fair value of our remaining investment in CTI. In 2001, we recorded an estimated loss of $637 million ($637 million after-tax, or $.23 per diluted share) to reflect the impact of the deteriorating Argentinean economy and devaluation of the Argentinean peso on CTI’s financial position. As a result of these charges, our financial exposure related to our equity investment in CTI was eliminated.

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

Other Strategic Actions and Completion of Merger

Severance, Pension and Benefit Charges

Total pension, benefit and other costs related to severance activities were $5,524 million ($3,399 million after-tax, or $1.22 per diluted share) in 2003, primarily in connection with the voluntary separation of more than 25,000 employees, as follows:

•	In the fourth quarter of 2003, we recorded a pretax charge of $4,695 million ($2,882 million after-tax, or $1.03 per diluted share) primarily associated with costs incurred in connection with a voluntary separation plan under which more than 21,000 employees accepted the separation offer. This pretax voluntary separation plan charge included $2,716 million recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” for pension and postretirement benefit enhancements and a net curtailment gain for a significant reduction of the expected years of future service resulting from early retirements. In addition, we recorded a pretax charge of $76 million for pension settlement losses related to lump-sum settlements of some existing pension obligations. SFAS No. 88 requires that settlement losses be recorded once prescribed payment thresholds have been reached. The fourth quarter pretax charge also included severance costs of $1,720 million and costs related to other severance-related activities of $183 million.

•	We also recorded a special charge in 2003 of $235 million ($150 million after-tax, or $.05 per diluted share) primarily associated with employee severance costs and severance-related activities in connection with the voluntary separation of approximately 4,000 employees. In addition, we recorded pretax pension settlement losses of $131 million ($81 million after-tax, or $.03 per diluted share) in 2003 related to employees that received lump-sum distributions during the year in connection with previously announced employee separations.

•	Further, in 2003 we recorded a special charge of $463 million ($286 million after-tax, or $.10 per diluted share) in connection with enhanced pension benefits granted to employees retiring in the first half of 2003, estimated costs associated with the July 10, 2003 Verizon-New York arbitration ruling and pension settlement losses related to lump-sum pay-outs in 2003. On July 10, 2003, an arbitrator ruled that Verizon-New York’s termination of 2,300 employees in 2002 was not permitted under a union contract; similar cases were pending impacting an additional 1,100 employees. Verizon offered to reinstate all 3,400 impacted employees, and accordingly, recorded a charge in the second quarter of 2003 representing estimated payments to employees and other related company-paid costs.

Total pension, benefit and other costs related to severances were $2,010 million ($1,264 million after taxes and minority interest, or $.46 per diluted share) in 2002, primarily in connection with the separation of approximately 8,000 employees and pension and other postretirement benefit charges associated with 2002 and 2001 severance activity, as follows:

•	In the fourth quarter of 2002, we recorded a pretax charge of $981 million ($604 million after taxes and minority interest, or $.22 per diluted share) primarily associated with pension and benefit costs related to severances in 2002 and 2001. This pretax charge included $910 million recorded in accordance with SFAS No. 88 and SFAS No. 106 for curtailment losses related to a significant reduction of the expected years of future service resulting from early retirements once the prescribed threshold was reached, pension settlement losses related to lump-sum settlements of some existing pension obligations and pension and postretirement benefit enhancements. The fourth quarter charge also included severance costs of $71 million.

•	We also recorded a pretax charge in 2002 of $295 million ($185 million after-tax, or $.07 per diluted share) related to settlement losses incurred in connection with previously announced employee separations.

•	In addition, we recorded a charge of $734 million ($475 million after taxes and minority interest, or $.17 per diluted share) in 2002 primarily associated with employee severance costs and severance-related activities in connection with the voluntary and involuntary separation of approximately 8,000 employees.

During 2001, we recorded a special charge of $1,613 million ($1,001 million after-tax, or $.37 per diluted share) primarily associated with employee severance costs and related pension enhancements. The pretax charge included severance and related benefits of $765 million for the voluntary and involuntary separation of approximately 10,000 employees. We also recorded a pretax charge of $848 million primarily associated with related pension enhancements.

Other Charges and Special Items

During 2003, we recorded other special pretax charges of $557 million ($419 million after-tax, or $.15 per diluted share). These charges included $240 million ($156 million after-tax, or $.06 per diluted share) primarily in connection with environmental remediation efforts relating to several discontinued businesses, including a former facility that processed nuclear fuel rods in Hicksville, New York (see “Other Factors That May Affect Future Results”) and a pretax impairment charge of $184 million ($184 million after-tax, or $.07 per diluted share) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and for power generating facilities. These 2003 charges also include pretax charges of $61 million ($38 million after-tax, or $.01 per diluted share) related to the early retirement of debt and other pretax charges of $72 million ($41 million after-tax, or $.01 per diluted share).

During 2002, we recorded pretax charges of $626 million ($469 million after-tax, or $.17 per diluted share). These charges related to losses in connection with our financial statement exposure to MCI due to its July 2002 bankruptcy of $300 million ($183 million after-tax, or $.07 per diluted share), an impairment charge of $117 million ($136 million after-tax, or $.05 per diluted share) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and other charges of $209 million ($150 million after-tax, or $.05 per diluted share). In addition, we recorded a charge of $175 million ($114 million after-tax, or $.04 per diluted share) related to a settlement of a litigation matter that arose from our decision to terminate an agreement with NorthPoint Communications Group, Inc. to combine the two companies’ DSL businesses.

Other charges and special items recorded during 2001 include an asset impairment charge of $151 million ($95 million after-tax, or $.03 per diluted share) related to property sales and facility consolidation, a charge of $182 million ($179 million after taxes and minority interest, or $.07 per diluted share) in connection with mark-to-market adjustments related to some of our financial instruments and a charge of $29 million ($19 million after-tax, or $.01 per diluted share) resulting from the early retirement of debt. In 2001, we also recorded a loss of $35 million ($26 million after-tax, or $.01 per diluted share) related to international losses.

Merger Transition Costs

We announced at the time of the Bell Atlantic–GTE merger in 2000 that we expected to incur a total of approximately $2 billion of transition costs related to the merger and the formation of the wireless joint venture. These costs were incurred to establish the Verizon brand, integrate systems, consolidate real estate and relocate employees. Transition activities were complete at December 31, 2002 and totaled $2,243 million. For 2002 and 2001, transition costs were $510 million ($288 million after taxes and minority interest, or $.10 per diluted share) and $1,039 million ($578 million after taxes and minority interest, or $.21 per diluted share), respectively.

Consolidated Financial Condition

		(dollars in millions)
Years Ended December 31,	2003	2002	2001

Cash Flows Provided By (Used In)
Operating activities	$22,482	$22,099	$19,526
Investing activities	(12,246)	(6,800)	(21,324)
Financing activities	(10,959)	(14,809)	1,973

Increase (Decrease) In Cash and Cash Equivalents	$(723)	$490	$175

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends and invest in new businesses. Additional external financing is utilized when necessary. While our current liabilities typically exceed current assets, our sources of funds, primarily from operations and, to the extent necessary, from readily available external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that capital spending requirements will continue to be financed primarily through internally generated funds. Additional debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In 2003, the increase in cash from operations was primarily driven by a decrease in working capital requirements, net of a lower provision for uncollectible accounts. The decrease in working capital requirements was driven by an increase in payables and higher accrued income taxes related to tax payments not yet due.

In 2002, the increase in cash from operations compared to 2001 primarily reflects improved results of operations before gains or losses on asset sales.

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of capital resources and facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. Including capitalized software, we invested $6,820 million in our Domestic Telecom business in 2003, compared to $8,004 million and $12,731 million in 2002 and 2001, respectively. We also invested $4,590 million in our Domestic Wireless business in 2003, compared to $4,414 million and $5,080 million in 2002 and 2001, respectively. The decrease in capital spending in 2003 and 2002, particularly by Domestic Telecom, is primarily due to a decrease in demand for local network expansion, partially offset by investments in high growth areas such as long distance and DSL.

Capital spending, including capitalized software, is expected to be approximately $12 billion to $13 billion in 2004. This range includes $6.5 billion to $7.0 billion for Domestic Telecom, $5.0 billion to $5.5 billion for Domestic Wireless and a total of $.5 billion for Information Services, International and Corporate and Other businesses.

We invested $1,162 million in acquisitions and investments in businesses during 2003, including $762 million to acquire 50 wireless licenses and related network assets from Northcoast Communications LLC and $157 million for other wireless properties. In 2002, we invested $1,088 million in acquisitions and investments in businesses, including $556 million to acquire some of the cellular properties of Dobson Communications Corporation and $242 million for other wireless properties. We also received a $1,740 million refund from the FCC in connection with a wireless auction payment. In 2001, we invested $3,072 million in acquisitions and investments in businesses, including $1,691 million related to wireless licenses purchased in connection with an FCC auction, $410 million for additional wireless spectrum purchased from another telecommunications carrier and $194 million in wireless properties. In addition, we invested $497 million in 2001 to acquire the directory business of TELUS.

In 2003, we received cash proceeds of $229 million, from the sale of our directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia. In 2002, we received cash proceeds of $4,638 million, including $3,868 million from the sale of non-

strategic access lines and $770 million in connection with the sale of TSI. In 2001, we received cash proceeds of $200 million and $215 million in connection with sales of our Cincinnati and Chicago wireless overlap properties, respectively.

Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits. In 2003, 2002 and 2001, we invested $1,887 million, $2,073 million and $1,928 million, respectively, in short-term investments, primarily to pre-fund active employees’ health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $1,767 million, $1,857 million and $1,546 million in the years 2003, 2002 and 2001, respectively.

Other, net investing activities for 2003 include net cash proceeds of $415 million in connection with sales of our interests in various investments, primarily TCC and Crown Castle International Corp. and $195 million in connection with the sale of our interest in Eurotel Praha, representing a portion of the total proceeds of $525 million. Other, net investing activities for 2002 include total cash proceeds of $1,453 million in connection with share sales of various investments, including net cash proceeds of $769 million in connection with a sale of nearly all of our investment in TCNZ and $281 million related to the sale of our investment in C&W, and purchases of investments of $425 million. Other, net investing activities for 2001 included loans to Genuity of $1,150 million. In addition, in 2001 we received a deposit of $191 million related to the sale of non-strategic access lines, $167 million in connection with CANTV’s share repurchase program and proceeds of $515 million related to prior year wireless asset sales.

Under the terms of an investment agreement relating to our wireless joint venture, Vodafone may require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times between 2003 and 2007 at its then fair market value. In the event Vodafone exercises its put rights, we have the right, exercisable at our sole discretion, to purchase up to $12.5 billion of Vodafone’s interest instead of Verizon Wireless for cash or Verizon stock at our option. Vodafone may require the purchase of up to $10 billion during a 61-day period opening on June 10 and closing on August 9 in 2004, and the remainder, which may not exceed $10 billion in any one year, during a 61-day period opening on June 10 and closing on August 9 in 2005 through 2007. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt. Vodafone did not exercise its put rights during the 61-day period that ended on August 9, 2003.

Cash Flows Provided By (Used In) Financing Activities

Cash of $7,436 million was used to reduce our total debt during 2003. We repaid $5,646 million of Verizon Global Funding Corp., $2,190 million of Domestic Telecom, $1,582 million of Domestic Wireless and $1,239 million of other corporate long-term debt, and reduced our short-term borrowings by $1,330 million with cash from operations and the issuance of Verizon Global Funding, Domestic Telecom and Domestic Wireless long-term debt. Verizon Global Funding, Domestic Telecom and Domestic Wireless issued long-term debt with principal amounts of $1,500 million, $1,653 million and $1,525 million, respectively, resulting in total cash proceeds of $4,591 million, net of discounts, costs and a payment related to a hedge on the interest rate for an anticipated financing.

Cash of $11,595 million was used to reduce our total debt during 2002. We repaid $4,083 million of Verizon Global Funding, $2,454 million of Domestic Telecom and $1,022 million of Domestic Wireless long-term debt (including $585 million of net debt assumed in connection with the Price transaction), and reduced our short-term borrowings by $11,024 million primarily with cash and the issuance of Domestic Telecom and Verizon Global Funding long-term debt. Domestic Telecom and Verizon Global Funding issued $3,779 million and $3,816 million of long-term debt, respectively.

The net cash proceeds from increases in our total debt during 2001 of $6,031 million was primarily due to the issuance of $7,002 million of long-term debt by Verizon Global Funding, partially offset by repayments of $980 million of maturities of corporate long-term debt. In addition, Verizon Wireless issued $4,555 million of long-term debt and repaid $4,690 million of revolving loans, while Domestic Telecom incurred $2,303 million of long-term debt, repaid $573 million of net short-term debt and retired $1,430 million of long-term debt.

Our ratio of debt to debt combined with shareowners’ equity was 57.6% at December 31, 2003, compared to 62.0% at December 31, 2002.

As of December 31, 2003, we had $143 million in bank borrowings outstanding. In addition, we had approximately $5.9 billion of unused bank lines of credit and our telephone and financing subsidiaries had shelf registrations for the issuance of up to $12.5 billion of unsecured debt securities. The debt securities of our telephone and financing subsidiaries continue to be accorded high ratings by primary rating agencies. In February 2003, Standard & Poor’s upgraded our credit rating outlook from negative to stable, citing debt reduction efforts over the past year. We have adopted a debt portfolio strategy that continues our overall debt reduction efforts through the remainder of the year.

Verizon and its consolidated subsidiaries are in compliance with all of their debt covenants.

As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. In 2003, 2002 and 2001, we declared quarterly cash dividends of $.385 per share.

Common stock has generally been issued to satisfy funding requirements of employee benefit plans. On January 22, 2004, the Board of Directors authorized the repurchase of up to 80 million common shares terminating no later than the close of business on February 28, 2006. The Board of Directors also determined that no additional common shares may be purchased under the previous program.

Increase (Decrease) In Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2003 totaled $699 million, a $723 million decrease compared to cash and cash equivalents at December 31, 2002 of $1,422 million. The decrease in cash and cash equivalents was primarily driven by significant reduction in our outstanding borrowings, and capital expenditures and dividends paid. Our cash and cash equivalents at December 31, 2002 was $490 million higher compared to December 31, 2001. The increase was driven by favorable results of operations, proceeds from non-strategic access line sales and other sales, partially offset by capital expenditures and a significant reduction in borrowings in 2002.

Additional Minimum Pension Liability and Employee Benefit Plan Contributions

We evaluate each pension plan to determine whether any additional minimum liability is required. In 2002, we recorded an additional minimum pension liability of $1,342 million for the amount of excess unfunded accumulated benefit liability over our accrued liability, as required by SFAS No. 87, “Employers’ Accounting for Pensions.” As a result of lower interest rates and lower than expected 2002 investment returns, an additional minimum pension liability was required for a small number of plans. In 2003, we recorded a net benefit of $513 million, primarily in Other Assets in the consolidated balance sheets, largely as a result of a higher return on plan assets in 2003. The increases in the asset and liability are recorded in Accumulated Other Comprehensive Loss, net of a tax benefit, in shareowners’ investment in the consolidated balance sheets.

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units and TELPRI. The majority of Verizon’s pension plans are adequately funded. We contributed $126 million and $69 million in 2003 and 2002, respectively, to our qualified pension trusts, primarily for TELPRI. We also contributed $159 million and $88 million to our nonqualified pension plans in 2003 and 2002, respectively. Consistent with these historical contributions and based on the funded status of the plans at December 31, 2003, we anticipate making required qualified pension trust contributions of $266 million (excluding nonqualified contributions of $161 million) in 2004, including $138 million related to TELPRI. As a result of pending federal legislation pertaining to required pension funding, our assessment of the amount and timing of the required qualified pension trust contributions for 2005 are less clear, but have been estimated to be approximately $350 million, including $136 million for TELPRI. Contributions to our other postretirement benefit plans generally relate to payments for benefits primarily on an as-incurred basis since the other postretirement benefit plans do not have similar funding requirements as the pension plans. Consequently, we contributed $1,014 million and $919 million to our other postretirement benefit plans in 2003 and 2002, respectively. Consistent with these historical contributions and based on the funded status of the plans at December 31, 2003, we anticipate making required contributions to our other postretirement benefit plans of $1,149 million and $1,183 million in 2004 and 2005, respectively.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 45 years as of December 31, 2003. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2003. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long-term debt (see Note 11)	$44,353	$5,097	$9,354	$4,927	$24,975
Capital lease obligations (see Note 10)	240	83	52	29	76

Total long-term debt	44,593	5,180	9,406	4,956	25,051
Interest on long-term debt (see Note 11)	29,997	2,507	4,521	3,689	19,280
Operating leases (see Note 10)	4,653	909	1,699	918	1,127
Purchase obligations (see Note 22)	630	413	217	–	–
Other long-term liabilities (see Notes 5 and 15)	3,201	1,542	1,614	30	15

Total contractual obligations	$83,074	$10,551	$17,457	$9,593	$45,473

Genuity

Prior to the merger of Bell Atlantic and GTE in 2000, we owned and consolidated Genuity, which was deconsolidated in June 2000 as a condition of the merger in connection with an initial public offering. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option to regain control of Genuity and was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements. On July 24, 2002, we converted all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity and relinquished our right to convert our current ownership into a controlling interest in Genuity. On December 18, 2002, we sold all of our Class A common stock of Genuity.

Our commercial relationship continues with Level 3 Communications LLC (Level 3), the purchaser of substantially all of Genuity’s domestic assets and the assignee of Genuity’s principal contract with us. We have a multi-year purchase commitment expiring on December 31, 2005 for services such as dedicated Internet access, managed web hosting, Internet security and some transport services. Under this purchase commitment, Verizon has agreed to pay Level 3 a minimum of $250 million between February 4, 2003 and December 31, 2005. Through December 31, 2003, $71 million of that purchase commitment had been met by Verizon.

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in equity investment prices and changes in corporate tax rates. We employ risk management strategies using a variety of derivatives, including interest rate swap agreements, interest rate locks, foreign currency forwards, equity options and basis swap agreements. We do not hold derivatives for trading purposes.

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

Exchangeable Notes

In 1998, Verizon Global Funding issued notes exchangeable into shares of TCNZ and into shares of Cable & Wireless Communications plc (subsequently C&W shares and a combination of shares and warrants in the reorganized NTL entities) as described in Note 11 to the consolidated financial statements. These financial instruments exposed us to market risk, including (i) equity price risk, because the notes were exchangeable into shares that are traded on the open market and routinely fluctuate in value, (ii) foreign exchange rate risk, because the notes were exchangeable into shares that are denominated in a foreign currency, and (iii) interest rate risk, because the notes carried fixed interest rates.

On April 1, 2003, all of the outstanding $2,455 million principal amount of the 5.75% notes that were exchangeable into shares of TCNZ were redeemed at maturity. On March 15, 2003, Verizon Global Funding redeemed all of the outstanding 4.25% notes. The cash redemption price for the 4.25% notes was $1,048.29 for each $1,000 principal amount of the notes. The principal amount of the 4.25% notes outstanding, before unamortized discount, at the time of redemption, was $2,839 million.

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt, interest rate derivatives and exchangeable notes as of December 31, 2003 and 2002. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward parallel shifts in the yield curve. Our sensitivity analysis did not include the fair values of our commercial paper and bank loans because they are not significantly affected by changes in market interest rates.

	(dollars in millions)
At December 31, 2003	Fair Value	Fair Value assuming +100 basis point shift	Fair Value assuming –100 basis point shift

Long-term debt and interest rate derivatives	$47,725	$45,255	$50,399

At December 31, 2002

Long-term debt and interest rate derivatives	$49,157	$46,625	$51,931
Exchangeable notes	5,239	5,162	5,317

Total	$54,396	$51,787	$57,248

Foreign Currency Translation

The functional currency for nearly all of our foreign operations is the local currency. The translation of income statement and balance sheet amounts of these entities into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. At December 31, 2003, our primary translation exposure was to the Venezuelan bolivar, Dominican Republic peso, Canadian dollar and the euro. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of these investments.

Through June 30, 2003, and during 2002 and 2001, our earnings were affected by foreign currency gains or losses associated with the unhedged portion of U. S. dollar denominated debt at Iusacell (see “Consolidated Results of Operations – Other Consolidated Results – Discontinued Operations”).

Significant Accounting Policies

A summary of the significant accounting policies used in preparing our financial statements are as follows:

•	Special and non-recurring items generally represent revenues and gains as well as expenses and losses that are non-operational and/or non-recurring in nature. Several of these special and non-recurring items include impairment losses. These impairment losses were determined in accordance with our policy of comparing the fair value of the asset with its carrying value. The fair value is determined by quoted market prices or by estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment.

•	We continually evaluate our investments in securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss and a new cost basis in the investment is established. Given our significant investments in securities, other than temporary declines in market values can have a material impact on our results of operations and financial condition.

•	We maintain benefit plans for most of our employees, including pension and other postretirement benefit plans. In the aggregate, the fair value of pension plan assets exceeds benefit obligations, which contributes to pension plan income. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and rate of future increases in compensation are periodically updated and impact the amount of benefit plan income, expense, assets and obligations (see “Consolidated Results of Operations – Consolidated Operating Expenses – Pension and Other Postretirement Benefits”).

•	Our accounting policy concerning the method of accounting applied to investments (consolidation, equity or cost) involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the entity in which we have invested. Where control is determined, we consolidate the investment. If we determine that we have significant influence over the operating and financial policies of an entity in which we have invested, we apply the equity method. We apply the cost method in situations where we determine that we do not have significant influence.

•	Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

•	Intangible assets are a significant component of our consolidated assets. Wireless licenses of $40,907 million represent the largest component of our intangible assets. Our wireless licenses are indefinite-lived intangible assets, and as required by SFAS No. 142, are no longer amortized but are periodically evaluated for impairment. Any impairment loss would be determined by comparing the fair value of the wireless licenses with their carrying value. The fair value is determined by estimating future cash flows of the wireless business. The fair value of the wireless business is then subjected to a reasonableness analysis using public information of comparable wireless carriers. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any impairment.

Other Factors That May Affect Future Results

Recent Developments

Telephone Access Lines

As we have stated in the past, Verizon continually evaluates its assets and properties for strategic fit and financial performance. In connection with this analysis, discussions have taken place regarding the possible sale of telephone access lines in Hawaii and upstate New York. However, no sale is pending at this time.

Environmental Matters

During 2003, under a government-approved plan, remediation of the site of a former facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s commenced. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. In addition, a reassessment of costs related to remediation efforts at several other former facilities was undertaken. As a result, an additional environmental remediation expense of $240 million was recorded in Selling, General and Administrative Expense in the consolidated statements of income in the fourth quarter of 2003.

New York Recovery Funding

In August 2002, President Bush signed the Supplemental Appropriations bill which included $5.5 billion in New York recovery funding. Of that amount, approximately $750 million has been allocated to cover the uninsured losses of businesses (including the restoration of utility infrastructure) as a result of the September 11th terrorist attacks. These funds will be distributed through the Lower Manhattan Development Corporation following an application process.

On October 31, 2003, Verizon applied for reimbursement of $33 million. We received $11 million in December 2003. We are awaiting an audit for the remaining funds. Once the audit is complete, we will apply for additional funds.

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

In-Region Long Distance

Under the 1996 Act, our ability to offer in-region long distance services in the regions where the former Bell Atlantic telephone subsidiaries operate as local exchange carriers was largely dependent on satisfying specified requirements. These requirements included a 14-point “competitive checklist” of steps which we must take to help competitors offer local services through resale, through purchase of UNEs, or by interconnecting their own networks to ours. We were required to demonstrate to the FCC that our entry into the in-region long distance market would be in the public interest.

We now have authority from the FCC to offer in-region long distance service in all 14 of the former Bell Atlantic jurisdictions. The United States Court of Appeals for the District of Columbia remanded the Massachusetts order to the FCC for further explanation on one issue, but left our long distance authority in effect. The FCC’s orders for the remaining jurisdictions were upheld on appeal or no appeal was filed.

FCC Regulation and Interstate Rates

Our telephone operations are subject to the jurisdiction of the FCC with respect to interstate services and related matters.

Access Charges and Universal Service

On May 31, 2000, the FCC adopted the Coalition for Affordable Local and Long Distance Services (CALLS) plan as a comprehensive five-year plan for regulation of interstate access charges. The CALLS plan has three main components. First, it establishes a portable interstate access universal service support of $650 million for the industry. This explicit support replaces implicit support embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge (SLC) and provides for de-averaging of the SLC by zones and class of customers in a manner that will not undermine comparable and affordable universal service. Third, the plan sets into place a mechanism to transition to a set target of $.0055 per minute for switched access services. Once that target rate is reached, local exchange carriers are no longer required to make further annual price cap reductions to their switched access prices. The annual reductions leading to the target rate, as well as annual reductions for the subset of special access services that remain subject to price cap regulation was set at 6.5% per year.

As a result of tariff adjustments which became effective in July 2003, virtually all of our switched access lines reached the $.0055 benchmark.

The FCC has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. Approximately 55% of special access revenues are now removed from price regulation.

In November 1999, the FCC adopted a new mechanism for providing universal service support to high-cost areas served by large local telephone companies. This funding mechanism provides additional support for local telephone services in several states served by our telephone operations. This system has been supplemented by the new FCC access charge plan described above. On October 16, 2003, in response to a previous court decision, the FCC announced a decision providing additional justification for its non-rural high-cost universal support mechanism and modifying it in part. The FCC also has proceedings underway to evaluate possible changes to its current rules for assessing contributions to the universal service fund. Any change in the current assessment mechanism could result in a change in the contribution that local telephone companies must make and that would have to be collected from customers.

Unbundling of Network Elements

On February 20, 2003, the FCC announced a decision adopting new rules defining the obligations of incumbent local exchange carriers to provide competing carriers with access to UNEs. The decision was the culmination of an FCC rulemaking referred to as its triennial review of its UNE rules, and also was in response to a decision by the U.S. Court of Appeals for the D.C. Circuit. The U.S. Court of Appeals for the D.C. Circuit had overturned the FCC’s previous unbundling rules on the grounds that the FCC did not adequately consider the limitations of the “necessary and impair” standards of the 1996 Act when it chose national rules for unbundling and that it failed to consider the relevance of competition from other types of service providers, including cable and satellite.

The text of the order and accompanying rules was released on August 21, 2003. With respect to broadband facilities, such as mass market fiber to the premises loops and packet switching, that order generally removed unbundling obligations under Section 251 of the 1996 Act. With respect to narrowband services, the order generally left unbundling obligations in place, with certain limited exceptions, and delegated to state regulatory proceedings a further review. The order also provided a new set of criteria relating to when carriers may purchase a combination of unbundled loops and transport elements known as enhanced extended loops (EELs).

The FCC’s order significantly increases arbitrage opportunities by making it easier for carriers to use EELs for non-local service at regulated prices set using the pricing formula that applies to UNEs rather than competitive special access prices. In addition, the FCC’s order eliminates important safeguards that protected against this kind of arbitrage, including the FCC’s previous rule against co-mingling unbundled elements and other services. As a result, we estimate the impact on earnings related to this portion of the FCC’s order to be potentially 4 cents to 6 cents per diluted share in 2004.

Multiple parties, including Verizon, appealed various aspects of the decision. Multiple parties also have asked the FCC to clarify or reconsider various aspects of its order, and Verizon has petitioned the FCC to make clear that any broadband facilities that do not have to be unbundled under Section 251 of the 1996 Act also do not have to be unbundled under another provision of the 1996 Act. On March 2, 2004, the U.S. Court of Appeals for the D.C. Circuit issued an order upholding the FCC in part, and overturning its order in part. The court upheld the FCC with respect to broadband facilities. On the narrowband unbundling requirements and on the EELs rules, the court reversed key aspects of the FCC decision. The court’s reversal of the FCC will not go into effect for 60 days following the ruling or until a petition for rehearing is denied or granted.

Intercarrier Compensation

On April 27, 2001, the FCC released an order addressing intercarrier compensation for dial-up connections for Internet-bound traffic. The FCC found that Internet-bound traffic is interstate and subject to the FCC’s jurisdiction. Moreover, the FCC again found that Internet-bound traffic is not subject to reciprocal compensation under Section 251(b)(5) of the 1996 Act. Instead, the FCC established federal rates per minute for this traffic that decline from $.0015 to $.0007 over a three-year period. The FCC order also sets caps on the total minutes of this traffic that may be subject to any intercarrier compensation and requires that incumbent local exchange carriers must offer to both bill and pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. On May 3, 2002, the U.S. Court of Appeals for the D.C. Circuit rejected part of the FCC’s rationale for its April 27, 2001 order, but declined to vacate the order while it is on remand. As a result, pending further action by the FCC, the FCC’s underlying order remains in effect.

More generally, the FCC has an ongoing rulemaking that could fundamentally restructure the regulatory regime for intercarrier compensation, including, but not limited to, access charges, compensation for Internet traffic, and reciprocal compensation for local traffic. The FCC also is considering multiple petitions asking it to declare whether, and under what circumstances, services that employ Internet protocol are subject to access charges under current law, or asking it to forbear from any requirement to pay access charges on some such services. The FCC also has announced that it intends to initiate a rulemaking proceeding to address the regulation of voice over Internet protocol services generally.

Broadband Services

The FCC has several ongoing rulemakings considering the regulatory treatment of broadband services. Among the questions at issue are whether to require local telephone companies like Verizon to offer such services as a common carrier or whether such services may be offered under a potentially less regulated private carriage arrangement, and whether to declare broadband services offered by local telephone companies as non-dominant and what the effect should be of any such classification.

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

The following important factors, along with those discussed elsewhere in this Annual Report, could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	the duration and extent of the current economic downturn;

•	materially adverse changes in economic and industry conditions and labor matters, including workforce levels and labor negotiations, and any resulting financial and/or operational impact, in the markets served by us or by companies in which we have substantial investments;

•	material changes in available technology;

•	technology substitution;

•	an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;

•	the final results of federal and state regulatory proceedings concerning our provision of retail and wholesale services and judicial review of those results;

•	the effects of competition in our markets;

•	our ability to satisfy regulatory merger conditions;

•	the ability of Verizon Wireless to continue to obtain sufficient spectrum resources; and

•	changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings.

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

The company’s financial statements have been audited by Ernst & Young LLP, independent auditors. Their audits were conducted in accordance with generally accepted auditing standards and included an evaluation of our internal control structure and selective tests of transactions. The Report of Independent Auditors follows this report.

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

Chairman and Chief Executive Officer

/s/ Doreen A. Toben

Doreen A. Toben

Executive Vice President and Chief Financial Officer

/s/ David H. Benson

David H. Benson

Senior Vice President and Controller

Report of Independent Auditors

To the Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2003 and 2002, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, Verizon changed its methods of accounting for directory revenues and expenses, stock-based compensation and asset retirement obligations effective January 1, 2003; as discussed in Note 2 to the consolidated financial statements, Verizon changed its method of accounting for goodwill and other intangible assets effective January 1, 2002; and as discussed in Note 2 to the consolidated financial statements, Verizon changed its method of accounting for derivative instruments effective January 1, 2001.

/s/ Ernst & Young LLP

Ernst & Young LLP

New York, New York

January 29, 2004

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2003	2002	2001

Operating Revenues	$67,752	$67,304	$66,713

Operating Expenses
Cost of services and sales (exclusive of items shown below)	21,783	19,911	20,538
Selling, general & administrative expense	24,999	21,846	20,829
Depreciation and amortization expense	13,617	13,290	13,523
Sales of businesses, net	(141)	(2,747)	350

Total Operating Expenses	60,258	52,300	55,240

Operating Income	7,494	15,004	11,473
Equity in earnings (loss) of unconsolidated businesses	1,278	(1,547)	446
Income (loss) from other unconsolidated businesses	331	(2,857)	(5,486)
Other income and (expense), net	38	192	199
Interest expense	(2,797)	(3,130)	(3,276)
Minority interest	(1,583)	(1,404)	(625)

Income before provision for income taxes, discontinued operations and cumulative effect of accounting change	4,761	6,258	2,731
Provision for income taxes	(1,252)	(1,597)	(2,147)

Income Before Discontinued Operations and Cumulative Effect of Accounting Change	3,509	4,661	584
Discontinued Operations
Income (loss) from operations of Iusacell	(957)	(74)	6
Income tax benefit (provision)	22	(12)	(19)

Loss on discontinued operations, net of tax	(935)	(86)	(13)
Cumulative Effect of Accounting Change, Net of Tax	503	(496)	(182)

Net Income	$3,077	$4,079	$389

Basic Earnings Per Common Share:
Income before discontinued operations and cumulative effect of accounting change	$1.27	$1.71	$.22
Loss on discontinued operations, net of tax	(.34)	(.03)	–
Cumulative effect of accounting change, net of tax	.18	(.18)	(.07)

Net Income(1)	$1.12	$1.49	$.14

Weighted-average shares outstanding (in millions)	2,756	2,729	2,710

Diluted Earnings Per Common Share:
Income before discontinued operations and cumulative effect of accounting change	$1.27	$1.70	$.21
Loss on discontinued operations, net of tax	(.34)	(.03)	–
Cumulative effect of accounting change, net of tax	.18	(.18)	(.07)

Net Income(1)	$1.11	$1.49	$.14

Weighted-average shares outstanding (in millions)	2,789	2,745	2,730

(1)	Total per share amounts may not add due to rounding.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
At December 31,	2003	2002

Assets
Current assets
Cash and cash equivalents	$699	$1,422
Short-term investments	2,172	2,042
Accounts receivable, net of allowances of $2,387 and $2,771	9,905	12,496
Inventories	1,283	1,497
Assets of discontinued operations	–	1,305
Prepaid expenses and other	4,234	3,331

Total current assets	18,293	22,093

Plant, property and equipment	180,975	176,838
Less accumulated depreciation	105,659	103,080

	75,316	73,758

Investments in unconsolidated businesses	5,789	4,986
Wireless licenses	40,907	40,038
Goodwill	1,389	1,339
Other intangible assets, net	4,733	4,962
Other assets	19,541	20,292

Total assets	$165,968	$167,468

Liabilities and Shareowners’ Investment
Current liabilities
Debt maturing within one year	$5,967	$9,267
Accounts payable and accrued liabilities	14,699	12,642
Liabilities of discontinued operations	–	1,007
Other	5,904	5,013

Total current liabilities	26,570	27,929

Long-term debt	39,413	44,003
Employee benefit obligations	16,759	15,389
Deferred income taxes	21,708	19,467
Other liabilities	3,704	4,007

Minority interest	24,348	24,057

Shareowners’ investment
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,772,313,619 shares and 2,751,650,484 shares issued)	277	275
Contributed capital	25,363	24,685
Reinvested earnings	9,409	10,536
Accumulated other comprehensive loss	(1,250)	(2,110)

	33,799	33,386
Less common stock in treasury, at cost	115	218
Less deferred compensation-employee stock ownership plans and other	218	552

Total shareowners’ investment	33,466	32,616

Total liabilities and shareowners’ investment	$165,968	$167,468

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Cash Flows from Operating Activities
Income before discontinued operations and cumulative effect of accounting change	$3,509	$4,661	$584
Adjustments to reconcile income before discontinued operations and cumulative effect of accounting change to net cash provided by operating activities:
Depreciation and amortization expense	13,617	13,290	13,523
Sales of businesses, net	(141)	(2,747)	350
Employee retirement benefits	3,048	(501)	(1,327)
Deferred income taxes	826	1,704	1,084
Provision for uncollectible accounts	1,803	2,899	1,940
(Income) loss from unconsolidated businesses	(1,609)	4,404	5,040
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:
Accounts receivable	(844)	(1,001)	(2,414)
Inventories	(65)	450	(59)
Other assets	(8)	405	(767)
Accounts payable and accrued liabilities	2,643	(1,435)	573
Other, net	(297)	(30)	999

Net cash provided by operating activities	22,482	22,099	19,526

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(11,884)	(13,061)	(18,369)
Acquisitions, net of cash acquired, and investments	(1,162)	(1,088)	(3,072)
Proceeds from disposition of businesses	229	4,638	415
Proceeds from spectrum payment refund	–	1,740	–
Purchases of short-term investments	(1,887)	(2,073)	(1,928)
Proceeds from sale of short-term investments	1,767	1,857	1,546
Other, net	691	1,187	84

Net cash used in investing activities	(12,246)	(6,800)	(21,324)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	4,653	7,820	13,870
Repayments of long-term borrowings and capital lease obligations	(10,759)	(8,391)	(7,293)
Decrease in short-term obligations, excluding current maturities	(1,330)	(11,024)	(546)
Dividends paid	(4,239)	(4,200)	(4,168)
Proceeds from sale of common stock	839	915	501
Other, net	(123)	71	(391)

Net cash provided by (used in) financing activities	(10,959)	(14,809)	1,973

Increase (decrease) in cash and cash equivalents	(723)	490	175
Cash and cash equivalents, beginning of year	1,422	932	757

Cash and cash equivalents, end of year	$699	$1,422	$932

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners’ Investment Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2003		2002		2001

	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	2,751,650	$275	2,751,650	$275	2,751,650	$275
Shares issued-employee and shareowner plans	20,664	2	–	–	–	–
Shares retired	–	–	–	–	–	–

Balance at end of year	2,772,314	277	2,751,650	275	2,751,650	275

Contributed Capital
Balance at beginning of year		24,685		24,676		24,555
Shares issued-employee and shareowner plans		725		–		–
Tax benefit from exercise of stock options		12		46		101
Other		(59)		(37)		20

Balance at end of year		25,363		24,685		24,676

Reinvested Earnings
Balance at beginning of year		10,536		10,704		14,667
Net income		3,077		4,079		389
Dividends declared ($1.54 per share)		(4,250)		(4,208)		(4,176)
Shares issued-employee and shareowner plans		39		(48)		(188)
Other		7		9		12

Balance at end of year		9,409		10,536		10,704

Accumulated Other Comprehensive Loss
Balance at beginning of year		(2,110)		(1,187)		(2,176)

Foreign currency translation adjustment		568		220		(40)
Unrealized gains (losses) on marketable securities		1		(304)		1,061
Unrealized derivative gains (losses) on cash flow hedges		(21)		12		(45)
Minimum pension liability adjustment		312		(851)		13

Other comprehensive income (loss)		860		(923)		989

Balance at end of year		(1,250)		(2,110)		(1,187)

Treasury Stock
Balance at beginning of year	8,624	218	35,173	1,182	49,215	1,861
Shares purchased	–	–	–	–	395	18
Shares distributed
Employee plans	(4,047)	(102)	(26,531)	(963)	(14,376)	(694)
Shareowner plans	(23)	(1)	(18)	(1)	(61)	(3)

Balance at end of year	4,554	115	8,624	218	35,173	1,182

Deferred Compensation–ESOPs and Other
Balance at beginning of year		552		747		882
Amortization		(312)		(150)		(155)
Other		(22)		(45)		20

Balance at end of year		218		552		747

Total Shareowners’ Investment		$33,466		$32,616		$32,539

Comprehensive Income
Net income		$3,077		$4,079		$389
Other comprehensive income (loss) per above		860		(923)		989

Total Comprehensive Income		$3,937		$3,156		$1,378

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1
Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon) is one of the world’s leading providers of communications services. Verizon companies are the largest providers of wireline and wireless communications in the United States. Verizon is also the largest directory publisher in the world, as measured by directory titles and circulation. Verizon’s international presence includes wireline and wireless communications operations and investments, primarily in the Americas and Europe. We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, Information Services and International. For further information concerning our business segments, see Note 17.

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

We have reclassified prior year amounts to conform to the current year presentation.

Discontinued Operations and Sales of Businesses and Investments

We classify as discontinued operations any component of our business that we hold for sale or dispose of that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes from the rest of Verizon. For those components, Verizon has no significant continuing involvement after disposal and their operations and cash flows are eliminated from Verizon’s ongoing operations. Sales not classified as discontinued operations are reported as either Sales of Businesses, Net, Equity in Earnings (Loss) of Unconsolidated Businesses or Income (Loss) From Other Unconsolidated Businesses in our consolidated statements of income.

Use of Estimates

We prepare our financial statements using generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include the allowance for doubtful accounts, the recoverability of intangibles and other long-lived assets, valuation allowances on tax assets and pension and postretirement benefit assumptions.

Revenue Recognition

Domestic Telecom

Our Domestic Telecom segment earns revenue based upon usage of our network and facilities and contract fees. In general, fixed fees for local telephone, long distance and certain other services are billed one month in advance and recognized the following month when earned. Revenue from other products that are not fixed fee or that exceed contracted amounts is recognized when such services are provided.

We recognize equipment revenue for services, in which we bundle the equipment with maintenance and monitoring services, when the equipment is installed in accordance with contractual specifications and ready for the customer’s use. The maintenance and monitoring services are recognized monthly over the term of the contract as we provide the services. Long-term contracts are accounted for using the percentage of completion method. We use the completed contract method if we cannot estimate the costs with a reasonable degree of reliability.

Customer activation fees, along with the related costs up to but not exceeding the activation fees, are deferred and amortized over the customer relationship period.

Domestic Wireless

Our Domestic Wireless segment earns revenue by providing access to and usage of our network, which includes roaming and long distance revenue. In general, access revenue is billed one month in advance and recognized when earned. Airtime and usage revenue, roaming revenue and long distance revenue are recognized when the service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees are considered additional consideration when handsets are sold to the customers at a discount and are recorded as equipment sales revenue.

Information Services

Information Services earns revenues primarily from print and online directory publishing. Revenues from our online directory, SuperPages.com™, is amortized over the term of the advertising contracts that generally last one year.

During 2002 and 2001 we recognized revenues for our print directory publishing under the publication-date method. Under that method, we recorded revenues and direct expenses when the directories were published.

During the second quarter of 2003, we changed our method for recognizing revenues and expenses in our print directory business from the publication-date method to the amortization method. The publication-date method recognizes revenues and direct expenses when directories are published. Under the amortization method, which is increasingly becoming the industry standard, revenues and direct expenses, primarily printing and distribution costs, are recognized over the life of the directory, which is usually 12 months. This accounting change affects the timing of the recognition of revenues and expenses. As required by GAAP, the directory accounting change was recorded retroactively to January 1, 2003, and resulted in an impact on previously reported first-quarter financial results, including a cumulative effect of the accounting change (see Note 2).

International

The consolidated wireline and wireless businesses that comprise our International segment recognize revenue in a similar manner as our other segments. In addition, this segment holds several investments that are either accounted for under the equity or cost method of accounting. For additional detail on our accounting policy related to these investments, see “Consolidation” above.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of Services and Sales as these costs are incurred.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the year. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans and an exchangeable equity interest (see Note 13), which represent the only potentially dilutive common shares.

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

The asset lives used by our telephone operations are presented in the following table:

Average Lives (in years)

Buildings	25 - 42
Central office equipment	5 - 12
Outside communications plant	15 - 50
Furniture, vehicles and other	5 - 15

When we replace or retire depreciable plant used in our wireline network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation (see Note 2 for additional information on the adoption of SFAS No. 143 “Accounting for Asset Retirement Obligations.”)

Plant, property and equipment of our other subsidiaries is generally depreciated on a straight-line basis over the following estimated useful lives: buildings, 8 to 40 years; wireless plant equipment, 3 to 15 years; and other equipment, 1 to 20 years.

When the depreciable assets of our other subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize network software purchased or developed in connection with related plant assets. We also capitalize interest associated with the acquisition or construction of plant assets. Capitalized interest is reported as a cost of plant and a reduction in interest cost.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of non-network internal-use software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other Intangible Assets, Net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” see “Goodwill and Other Intangibles” below. Also, see Note 7 for additional detail of non-network internal-use software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Accounting Policy – 2001

During 2001, we generally amortized goodwill, wireless licenses and other identifiable intangibles on a straight-line basis over their estimated useful life, not exceeding 40 years. We assessed the impairment of other identifiable intangibles and goodwill related to our consolidated subsidiaries under SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” whenever events or changes in circumstances indicated that the carrying value may not have been recoverable. A determination of impairment (if any) was made based on estimates of future cash flows. In instances where goodwill was recorded for assets that were subject to an impairment loss, the carrying amount of the goodwill was eliminated before any reduction was made to the carrying amounts of impaired long-lived assets and identifiable intangibles. On a quarterly basis, we assessed the impairment of enterprise level goodwill under Accounting Principles Board (APB) Opinion No. 17, “Intangible Assets.” A determination of impairment (if any) was made based primarily on estimates of market value.

Accounting Policy – Effective January 1, 2002

Effective January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As required under SFAS No. 142, we no longer amortize goodwill (including goodwill recorded on our equity method investments), acquired workforce intangible assets and wireless licenses, which we have determined have an indefinite life (see Note 2 for additional information on the impact of adopting SFAS No. 142).

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed at least annually unless indicators of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are Domestic Wireless licenses, including licenses associated with equity method investments, that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide cellular communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset under the provisions of SFAS No. 142. We reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

Similar to goodwill, we are required by SFAS No. 142 to test our Domestic Wireless licenses for impairment as least annually unless indicators of impairment exist. In performing these tests, we determine the fair value of the wireless business by estimating future cash flows of the wireless operations. The fair value of aggregate wireless licenses is determined by subtracting from the fair value of the wireless business the fair value of all of the other net tangible and intangible (primarily recognized and unrecognized customer relationship intangible assets) assets of our wireless operations. We determine the fair value of our customer relationship intangible assets based on our average customer acquisition costs. In addition, our calculation of the fair value of the wireless business is then subjected to a reasonableness analysis using public information of comparable wireless carriers. If the fair value of the aggregated wireless licenses as determined above is less than the aggregated carrying amount of the licenses, an impairment will be recognized.

Intangible Assets Subject to Amortization

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, which only requires testing whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indicators were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we would perform the next step which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determination for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful life.

For information related to the carrying amount of goodwill by segment as well as the major components and average useful lives of our other acquired intangible assets, see Note 7.

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

Stock-Based Compensation

Prior to 2003, we accounted for stock-based employee compensation under APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, and followed the disclosure-only provisions of SFAS No. 123, “Accounting for Stock-Based Compensation.”

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”) to all new awards granted, modified or settled after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. The options generally vest over a term of three years, therefore the expenses related to stock-based employee compensation included in the determination of net income for 2003 are less than what would have been recorded if the fair value method was also applied to previously issued awards (see Note 2 for additional information on the impact of adopting SFAS No. 123).

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

When a foreign entity operates in a highly inflationary economy, it is our policy to use the U.S. dollar as the functional currency rather than the local currency. We translate nonmonetary assets and liabilities and related expenses into U.S. dollars at historical exchange rates. We translate all other income statement amounts using average exchange rates for the period. Monetary assets and liabilities denominated in other than U.S. dollars are translated at end-of-period exchange rates, and any gains or losses are reported in income.

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates, interest rates and equity prices. We employ risk management strategies using a variety of derivatives including foreign currency forwards, equity options, interest rate swap agreements, interest rate locks and basis swap agreements. We do not hold derivatives for trading purposes.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related amendments and interpretations, we measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss), and recognized in earnings when the hedged item is recognized in earnings.

Note 2
Accounting Change

Directory Accounting

As discussed in Note 1, we changed our method for recognizing revenues and expenses in our directory business from the publication-date method to the amortization method. The cumulative effect of this accounting change resulted in a charge of $2,697 million ($1,647 million after-tax), recorded as of January 1, 2003.

The following table presents our 2002 and 2001 results of operations for comparison to the current period, assuming we had applied the amortization method in all periods:

	(dollars in millions, except per share amounts)
	Year Ended December 31, 2002		Year Ended December 31, 2001

	Before Directory Accounting Change	After Directory Accounting Change	Before Directory Accounting Change	After Directory Accounting Change

Operating revenues	$ 67,304	$ 67,226	$ 66,713	$ 66,449
Operating expenses	52,300	52,277	55,240	55,314
Income before discontinued operations and cumulative effect of accounting change	4,661	4,624	584	382
Per common share – diluted	1.70	1.69	.21	.14
Income before cumulative effect of accounting change	4,575	4,538	571	369
Per common share – diluted	1.67	1.66	.21	.14
Net income	4,079	4,042	389	187
Per common share – diluted	1.49	1.48	.14	.07

Stock – Based Compensation

As discussed in Note 1, we adopted the fair value recognition provisions of SFAS No. 123 using the prospective method as permitted under SFAS No. 148. The following table illustrates the effect on reported net income and earnings per share if the fair value method had been applied to all outstanding and unvested options in each period.

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Net Income, As Reported	$3,077	$4,079	$389
Add: Stock option-related employee compensation expense included in reported net income, net of related tax effects	44	–	–
Deduct: Total stock option-related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(215)	(467)	(498)

Pro Forma Net Income (Loss)	$2,906	$3,612	$(109)

Earnings (Loss) Per Share
Basic – as reported	$1.12	$1.49	$.14
Basic – pro forma	1.05	1.32	(.04)

Diluted – as reported	1.11	1.49	.14
Diluted – pro forma	1.05	1.32	(.04)

After-tax compensation expense for other stock-based compensation included in net income as reported for the years ended December 31, 2003, 2002 and 2001 was $80 million, $15 million and $31 million, respectively.

For additional information on assumptions used to determine the pro forma amounts as well as other information related to our stock-based compensation plans, see Note 14.

Asset Retirement Obligations

Effective January 1, 2003, we adopted SFAS No. 143 which provides the accounting for the cost of legal obligations associated with the retirement of long-lived assets. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We have determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, prior to the adoption of SFAS No. 143, we included estimated removal costs in our group depreciation models. These costs have increased depreciation expense and accumulated depreciation for future removal costs for existing assets. These removal costs were recorded as a reduction to accumulated depreciation when the assets were retired and removal costs were incurred.

For some assets, such as telephone poles, the removal costs exceeded salvage value. Under the provisions of SFAS No. 143, we are required to exclude costs of removal from our depreciation rates for assets for which the removal costs exceed salvage. Accordingly, in connection with the initial adoption of this standard on January 1, 2003, we have reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of $3,499 million ($2,150 million after-tax). Effective January 1, 2003, we began expensing costs of removal in excess of salvage for these assets as incurred. The impact of this change in accounting results in a decrease in depreciation expense and an increase in cost of services and sales.

Goodwill and Other Intangible Assets

The initial impact of adopting SFAS No. 142 on our consolidated financial statements was recorded as a cumulative effect of an accounting change as of January 1, 2002, resulting in a charge of $496 million, net of tax. This charge was comprised of $204 million ($203 million after-tax) for goodwill and $294 million ($293 million after-tax) for wireless licenses and goodwill of equity method investments and for other intangible assets. The following tables present the impact of SFAS No. 142 on reported income before discontinued operations and cumulative effect of accounting change, reported net income and earnings per share had SFAS No. 142 been in effect for the year ended December 31, 2001:

Year Ended December 31, 2001	(dollars in millions)

Reported income before discontinued operations and cumulative effect of accounting change	$584
Goodwill amortization	32
Wireless licenses amortization	334

Adjusted income before discontinued operations and cumulative effect of accounting change	$950

Year Ended December 31, 2001	Basic		Diluted

Earnings per common share		$.22	$.21
Goodwill amortization		.01	.01
Wireless licenses amortization		.12	.12

Adjusted earnings per common share (1)		$.35	$.35

Year Ended December 31, 2001	(dollars in millions)

Reported net income	$		389
Goodwill amortization			49
Wireless licenses amortization			334

Adjusted net income	$		772

Year Ended December 31, 2001	Basic		Diluted

Earnings per common share		$.14	$.14
Goodwill amortization		.02	.02
Wireless licenses amortization		.12	.12

Adjusted earnings per common share (1)		$.28	$.28

(1)	Total per share amounts may not add due to rounding.

The preceding tables exclude $115 million ($.04 per share) for the year ended 2001, related to amortization of goodwill and other intangible assets with indefinite lives of equity method investments.

Derivatives

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

Note 3
Discontinued Operations and Sales of Businesses, Net

Discontinued Operations

Grupo Iusacell, S.A. de C.V. (Iusacell) is a wireless telecommunications company in Mexico. Prior to June 2003 we consolidated Iusacell, since we appointed a majority of the members of its board of directors. In June 2003, we announced our decision to sell our 39.4% consolidated interest in Iusacell into the tender offer launched by Movil Access, a Mexican company. Verizon tendered its shares shortly after the tender offer commenced, and the tender offer closed on July 29, 2003. In accordance with SFAS No. 144, we have classified the results of operations of Iusacell as discontinued operations. In connection with the decision to sell our interest in Iusacell and a comparison of expected net sale proceeds to the net book value of our investment in Iusacell (including the foreign currency translation balance), we recorded a pretax loss of $957 million ($931 million after-tax). This loss included $317 million of goodwill. In addition, the assets and liabilities of Iusacell are summarized and disclosed as current assets and current liabilities in the consolidated balance sheet at December 31, 2002. Additional detail related to the assets and liabilities of Iusacell, which was part of our International segment, follows:

At December 31, 2002	(dollars in millions)

Current assets	$133
Plant, property and equipment, net	738
Other non-current assets	434

Total assets	$1,305

Current liabilities	$125
Long-term debt	788
Other non-current liabilities	94

Total liabilities	$1,007

Summarized results of operations for Iusacell are as follows:

		(dollars in millions)
Years Ended December 31,		2003		2002		2001

Income (loss) from operations of Iusacell before income taxes		$–		$(74)		$6
Investment loss		(957)		–		–
Income tax benefit (provision)		22		(12)		(19)

Loss on discontinued operations, net of tax		$(935)		$(86)		$(13)

Included in income (loss) from operations of Iusacell before income taxes in the preceding table are operating revenues of $181 million, $540 million and $644 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Sales of Businesses, Net

During 2003 and 2002, we recognized net gains in operations related to sales of businesses and other charges. During 2001, we recognized net losses in operations related to sales of businesses, impairments of assets held for sale and other charges. These net gains and losses are summarized as follows:

	(dollars in millions)
Years Ended December 31,	2003		2002		2001

	Pretax	After-tax	Pretax	After-tax	Pretax	After-tax

Wireline property sales	$–	$–	$2,527	$1,550	$–	$–
Wireless overlap property sales	–	–	–	–	(92)	(60)
Other, net	141	88	220	116	(258)	(166)

	$141	$88	$2,747	$1,666	$(350)	$(226)

Wireline Property Sales

During the third quarter of 2002, we completed the sales of all 675,000 of our switched access lines in Alabama and Missouri to CenturyTel Inc. and 600,000 of our switched access lines in Kentucky to ALLTEL Corporation for $4,059 million in cash proceeds ($191 million of which was received in 2001). We recorded a pretax gain of $2,527 million ($1,550 million after-tax). The operating revenues of the access lines sold were $623 million and $997 million for the years 2002 and 2001, respectively. Operating expenses of the access lines sold were $241 million and $413 million for the years 2002 and 2001, respectively.

Wireless Overlap Property Sales

During 2001, we recorded a pretax gain of $80 million ($48 million after-tax) on the sale of the Cincinnati wireless market and a pretax loss of $172 million ($108 million after-tax) related to the sale of the Chicago wireless market.

Other Transactions

During 2003, we recorded a net pretax gain of $141 million ($88 million after-tax) primarily related to the sale of our directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

During 2002, we recorded a net pretax gain of $220 million ($116 million after-tax), primarily resulting from a pretax gain on the sale of TSI Telecommunication Services Inc. of $466 million ($275 million after-tax), partially offset by an impairment charge in connection with our exit from the video business and other charges of $246 million ($159 million after-tax).

During 2001, we recorded charges totaling $258 million ($166 million after-tax) related to exiting several businesses, including our video business and some leasing activities.

Note 4
Other Strategic Actions and Completion of Merger

Severance, Pension and Benefit Charges

Total pension, benefit and other costs related to severance activities were $5,524 million ($3,399 million after-tax) in 2003, primarily in connection with the voluntary separation of more than 25,000 employees, as follows:

•

In the fourth quarter of 2003, we recorded a pretax charge of $4,695 million ($2,882 million after-tax) primarily associated with costs incurred in connection with a voluntary separation plan under which more than 21,000 employees accepted the separation offer. This pretax voluntary separation plan charge included $2,716 million recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” for pension and postretirement benefit enhancements and a net curtailment gain for a significant reduction of the expected years of future service resulting from early retirements. In addition, we recorded a pretax charge of $76 million for pension settlement losses related to lump-sum settlements of some existing pension obligations. SFAS No. 88 requires that settlement losses be recorded once prescribed payment thresholds have been reached. The fourth quarter pretax charge also included severance costs of $1,720 million, included primarily in Selling, General & Administrative Expense, and costs related to other severance-related activities of $183 million.

•	We also recorded a special charge in 2003 of $235 million ($150 million after-tax) primarily associated with employee severance costs and severance-related activities in connection with the voluntary separation of approximately 4,000 employees. In addition, we recorded pretax pension settlement losses of $131 million ($81 million after-tax) in 2003 related to employees that received lump-sum distributions during the year in connection with previously announced employee separations.

•	Further, in 2003 we recorded a special charge of $463 million ($286 million after-tax) in connection with enhanced pension benefits granted to employees retiring in the first half of 2003, estimated costs associated with the July 10, 2003 Verizon-New York arbitration ruling and pension settlement losses related to lump-sum pay-outs in 2003. On July 10, 2003, an arbitrator ruled that Verizon-New York’s termination of 2,300 employees in 2002 was not permitted under a union contract; similar cases were pending impacting an additional 1,100 employees. Verizon offered to reinstate all 3,400 impacted employees, and accordingly, recorded a charge in the second quarter of 2003 representing estimated payments to employees and other related company-paid costs.

Total pension, benefit and other costs related to severances were $2,010 million ($1,264 million after taxes and minority interest) in 2002, primarily in connection with the separation of approximately 8,000 employees and pension and other postretirement benefit charges associated with 2002 and 2001 severance activity, as follows:

•	In the fourth quarter of 2002, we recorded a pretax charge of $981 million ($604 million after taxes and minority interest) primarily associated with pension and benefit costs related to severances in 2002 and 2001. This pretax charge included $910 million recorded in accordance with SFAS No. 88 and SFAS No. 106 for curtailment losses related to a significant reduction of the expected years of future service resulting from early retirements once the prescribed threshold was reached, pension settlement losses related to lump-sum settlements of some existing pension obligations and pension and postretirement benefit enhancements. The fourth quarter charge also included severance costs of $71 million.

•	We also recorded a pretax charge in 2002 of $295 million ($185 million after-tax) related to settlement losses incurred in connection with previously announced employee separations.

•	In addition, we recorded a charge of $734 million ($475 million after taxes and minority interest) in 2002 primarily associated with employee severance costs and severance-related activities in connection with the voluntary and involuntary separation of approximately 8,000 employees.

During 2001, we recorded a special charge of $1,613 million ($1,001 million after-tax) primarily associated with employee severance costs and related pension enhancements. The pretax charge included severance and related benefits of $765 million for the voluntary and involuntary separation of approximately 10,000 employees. We also recorded a pretax charge of $848 million primarily associated with related pension enhancements.

We expect to complete the severance activities within a year of when the respective charges are recorded.

Other Charges and Special Items

During 2003, we recorded other special pretax charges of $557 million ($419 million after-tax). These charges included $240 million ($156 million after-tax) primarily in connection with environmental remediation efforts relating to several discontinued businesses including a former facility that processed nuclear fuel rods in Hicksville, New York (see Note 22) and a pretax impairment charge of $184 million ($184 million after-tax) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and for power generating facilities. These 2003 charges also include pretax charges of $61 million ($38 million after-tax) related to the early retirement of debt and other pretax charges of $72 million ($41 million after-tax).

During 2002, we recorded pretax charges of $626 million ($469 million after-tax). These charges related to an impairment charge in connection with our financial statement exposure to MCI due to its July 2002 bankruptcy of $300 million ($183 million after-tax), an impairment charge of $117 million ($136 million after-tax) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and other charges of $209 million ($150 million after-tax). In addition, we recorded a charge of $175 million ($114 million after-tax) related to a settlement of a litigation matter that arose from our decision to terminate an agreement with NorthPoint Communications Group, Inc. (NorthPoint) to combine the two companies’ digital subscriber line (DSL) businesses.

Other charges and special items recorded during 2001 include an asset impairment charge of $151 million ($95 million after-tax) related to property sales and facility consolidation, a charge of $182 million ($179 million after taxes and minority interest) in connection with mark-to-market adjustments related to some of our financial instruments and a charge of $29 million ($19 million after-tax) resulting from the early retirement of debt. In 2001, we also recorded a loss of $35 million ($26 million after-tax) related to international losses.

Merger Transition Costs

We announced at the time of the Bell Atlantic–GTE merger in 2000 that we expected to incur a total of approximately $2 billion of transition costs related to the merger and the formation of the wireless joint venture. These costs were incurred to establish the Verizon brand, integrate systems, consolidate real estate and relocate employees. Transition activities were complete at December 31, 2002 and totaled $2,243 million.

For 2002 and 2001, transition costs were $510 million ($288 million after taxes and minority interest) and $1,039 million ($578 million after taxes and minority interest), respectively.

Note 5
Marketable Securities and Other Securities

We have investments in marketable securities which are considered “available-for-sale” under SFAS No. 115. These investments have been included in our consolidated balance sheets in Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded in Income (Loss) From Other Unconsolidated Businesses in the consolidated statements of income for all or a portion of the unrealized loss, and a new cost basis in the investment is established.

The following table shows certain summarized information related to our investments in marketable securities:

	(dollars in millions)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

At December 31, 2003
Investments in unconsolidated businesses	$160	$–	$(10)	$150
Other assets	194	41	–	235

	$354	$41	$(10)	$385

At December 31, 2002
Investments in unconsolidated businesses	$115	$5	$(20)	$100
Other assets	196	46	–	242

	$311	$51	$(20)	$342

Our investments in marketable securities are primarily bonds and mutual funds.

During 2002, we recognized a net loss of $347 million ($230 million after-tax) primarily related to the market value of our investment in Cable & Wireless plc (C&W) and losses totaling $231 million ($231 million after-tax) relating to several other investments in marketable securities. We determined that market value declines in these investments during 2002 were considered other than temporary.

During 2002, we sold nearly all of our investment in Telecom Corporation of New Zealand Limited (TCNZ) for net cash proceeds of $769 million, which resulted in a pretax gain of $383 million ($229 million after-tax).

During 2002, we also recorded a pretax loss of $516 million ($436 million after-tax) to market value due primarily to the other than temporary decline in the market value of our investment in Metromedia Fiber Network, Inc. (MFN). We wrote off our remaining investment and other financial statement exposure related to MFN primarily as a result of its deteriorating financial condition and related defaults.

During 2001, we recognized a pretax loss of $4,686 million ($3,607 million after-tax) primarily relating to our investments in C&W, NTL Incorporated (NTL) and MFN. We determined that market value declines in these investments during 2001 were considered other than temporary.

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We have, however, adjusted the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. During 2002 and 2001, we recognized pretax losses of $2,898 million ($2,735 million after-tax) and $1,251 million ($1,251 million after-tax), respectively, primarily in Income (Loss) From Other Unconsolidated Businesses in the consolidated statements of income relating to our investment in Genuity Inc. (Genuity). The 2002 loss includes a write-down of our investments and loans of $2,624 million ($2,560 million after-tax). We also recorded a pretax charge of $274 million ($175 million after-tax) related to the remaining financial exposure to our assets, including receivables, as a result of Genuity’s bankruptcy. During 2003, we recorded a net pretax gain of $176 million as a result of a payment received in connection with the liquidation of Genuity. In connection with this payment, Verizon recorded a contribution of $150 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $17 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution. The carrying values for investments not adjusted to market value were $24 million at December 31, 2003 and $103 million at December 31, 2002.

As a result of capital gains and other income from access line sales and investment sales in 2002, as well as assessments and transactions related to several of the impaired investments during the third and fourth quarters of 2002, we recorded tax benefits of $2,104 million in 2002 pertaining to current and prior year investment impairments. The investment impairments primarily related to debt and equity investments in MFN and in Genuity.

Note 6
Plant, Property and Equipment

The following table displays the details of plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	2003	2002

Land	$812	$915
Buildings and equipment	15,677	14,572
Network equipment	142,296	137,353
Furniture, office and data processing equipment	16,352	17,396
Work in progress	1,137	1,476
Leasehold improvements	1,575	1,573
Other	3,126	3,553

	180,975	176,838
Accumulated depreciation	(105,659)	(103,080)

Total	$75,316	$73,758

Note 7
Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill for the year ended December 31, 2003 are as follows:

			(dollars in millions)
	Domestic Telecom	Domestic Wireless	Information Services	International	Corporate & Other	Total

Balance as of December 31, 2002	$314	$–	$579	$446	$–	$1,339
Goodwill reclassifications and other	–	–	52	(2)	–	50

Balance as of December 31, 2003	$314	$–	$631	$444	$–	$1,389

Other Intangible Assets

	(dollars in millions)
	As of December 31, 2003		As of December 31, 2002

	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization

Amortized intangible assets:
Customer lists (4 to 7 years)	$3,441	$2,362	$3,440	$1,846
Non-network internal-use software (3 to 7 years)	5,799	2,208	4,700	1,399
Other (2 to 30 years)	86	23	81	14

Total	$9,326	$4,593	$8,221	$3,259

Unamortized intangible assets:
Wireless licenses	$40,907		$40,038

Intangible asset amortization expense was $1,402 million, $1,154 million and $2,161 million for years ended December 31, 2003, 2002 and 2001, respectively. It is estimated to be $1,382 million in 2004, $1,236 million in 2005, $703 million in 2006, $409 million in 2007 and $290 million in 2008, primarily related to customer lists and non-network internal-use software.

Note 8
Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

	(dollars in millions)
	2003		2002
At December 31,	Ownership	Investment	Ownership	Investment

Equity Investees
CANTV	28.5%	$219	28.5%	$475
Omnitel	23.1	3,639	23.1	2,226
TELUS	20.9	574	21.3	463
Other	Various	1,183	Various	1,620

Total equity investees		5,615		4,784

Cost Investees	Various	174	Various	202

Total investments in unconsolidated businesses		$5,789		$4,986

Dividends received from investees amounted to $198 million in 2003, $182 million in 2002 and $244 million in 2001, respectively.

Equity Investees

CANTV

Compañia Anónima Nacional Teléfonos de Venezuela (CANTV) is Venezuela’s largest full-service telecommunications provider. CANTV offers local services, national and international long distance, Internet access and wireless services in Venezuela as well as public telephone, private network, data transmission, directory and other value-added services.

In October 2001, shareholders of CANTV approved an extraordinary dividend of approximately $550 million, paid in two installments in December 2001 and March 2002, and a share repurchase program of up to 15% of CANTV’s shares. During December 2001, we received approximately $167 million from the repurchase program and $85 million in extraordinary dividends. In 2002, we received $67 million in extraordinary dividends.

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

Vodafone Omnitel

Vodafone Omnitel N.V. (Omnitel) is an Italian digital cellular telecommunications company. It is the second largest wireless provider in Italy. At December 31, 2003 and 2002, our investment in Omnitel included goodwill of $996 million and $830 million, respectively.

TELUS

TELUS Corporation (TELUS) is the largest telecommunications company in Western Canada and the second largest in Canada. The company is a full-service telecommunications provider and provides subscribers with a full range of telecommunications products and services including data, voice and wireless services across Canada.

In 2002, we recorded a pretax loss of $580 million ($430 million after-tax) to the market value of our investment in TELUS. We determined that the market value decline in this investment was considered other than temporary.

Other Equity Investees

Verizon has limited partnership investments in entities that invest in affordable housing projects, for which Verizon provides funding as a limited partner and receives tax deductions and tax credits based on its partnership interests. At December 31, 2003 and 2002, Verizon had equity investments in these partnerships of $863 million and $954 million, respectively. Verizon currently adjusts the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

CTI Holdings, S.A. (CTI) provides wireless services in Argentina. During 2002, we recorded a pretax loss of $230 million ($190 million after-tax) to fair value due to the other than temporary decline in the fair value of our remaining investment in CTI as a result of the impact of the deterioration of the Argentinean economy and the devaluation of the Argentinean peso on CTI’s financial position. As a result of this 2002 charge and a $637 million ($637 million after-tax) charge recorded in 2001, our financial exposure related to our equity investment in CTI was eliminated as of year-end 2002. On March 28, 2002, Verizon transferred 5.5 million of its shares in CTI to an indirectly wholly owned subsidiary of Verizon and subsequently transferred ownership of that subsidiary to a newly created trust for CTI employees. This decreased Verizon’s ownership percentage in CTI from 65% to 48%. We also reduced our representation on CTI’s board of directors from five of nine members to four of nine (subsequently reduced to one of five members). As a result of these actions that surrender control of CTI, we changed our method of accounting for this investment from consolidation to the equity method. On June 3, 2002, as a result of an option exercised by Telfone (BVI) Limited (Telfone), a CTI shareholder, Verizon acquired approximately 5.3 million additional CTI shares. Also on June 3, 2002, we transferred ownership of a wholly owned subsidiary of Verizon that held 5.4 million CTI shares to a second independent trust leaving us with an approximately 48% non-controlling interest in CTI. Since we had no other future commitments or plans to fund CTI’s operations and had written our investment down to zero, in accordance with the accounting rules for equity method investments, we ceased recording operating income or losses related to CTI’s operations beginning in 2002. On October 16, 2003, we sold our entire remaining interest in CTI.

We also have an international wireless investment in Slovakia. This investment is a joint venture to build and operate a cellular network in that country. The remaining investments include wireless partnerships in the U.S., real estate partnerships, publishing joint ventures, and several other domestic and international joint ventures.

During 2003, we recorded a pretax gain of $348 million on the sale of our interest in Eurotel Praha, spol. s r.o. In connection with this sale transaction, Verizon recorded a contribution of $150 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $27 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution.

Cost Investees

Some of our cost investments are carried at their current market value. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 5.

Genuity

Prior to the merger of Bell Atlantic and GTE in 2000, we owned and consolidated Genuity, which was deconsolidated in June 2000 as a condition of the merger in connection with an initial public offering. Our remaining ownership interest in Genuity contained a contingent conversion feature that gave us the option to regain control of Genuity and was dependent on obtaining approvals to provide long distance service in the former Bell Atlantic region and satisfaction of other regulatory and legal requirements. On July 24, 2002, we converted all but one of our shares of Class B common stock of Genuity into shares of Class A common stock of Genuity and relinquished our right to convert our current ownership into a controlling interest in Genuity. On December 18, 2002, we sold all of our Class A common stock of Genuity. (See Note 5 for additional information.)

Other Cost Investees

TCNZ is the principal provider of telecommunications services in New Zealand. During 2002, we sold nearly all of our investment in TCNZ (see Note 5 for additional information). As of December 31, 2003, we hold an insignificant interest in TCNZ.

Other cost investments include a variety of domestic and international investments primarily involved in providing telecommunication services.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

	(dollars in millions)
At December 31,	2003	2002

Current assets	$9,527	$4,778
Noncurrent assets	23,804	21,425

Total assets	$33,331	$26,203

Current liabilities	$5,377	$5,187
Noncurrent liabilities	8,044	7,345
Equity	19,910	13,671

Total liabilities and equity	$33,331	$26,203

Income Statement

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Revenue	$15,364	$12,740	$12,658
Operating income	4,918	2,799	3,163
Net income	4,172	1,628	2,323

Note 9
Minority Interest

Minority interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2003	2002

Minority interests in consolidated subsidiaries*:
Wireless joint venture (55%)	$22,383	$22,018
Cellular partnerships and other (various)	1,549	1,544
TELPRI (52%)	316	276
Preferred securities issued by subsidiaries	100	219

	$24,348	$24,057

*Indicated	ownership percentages are Verizon’s consolidated interests.

Wireless Joint Venture

The wireless joint venture was formed in April 2000 in connection with the combination of the U.S. wireless operations and interests of Verizon and Vodafone Group Plc (Vodafone). The wireless joint venture operates as Verizon Wireless. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Under the terms of an investment agreement, Vodafone may require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times between 2003 and 2007 at its then fair market value. In the event Vodafone exercises its put rights, we have the right, exercisable at our sole discretion, to purchase up to $12.5 billion of Vodafone’s interest instead of Verizon Wireless for cash or Verizon stock at our option. Vodafone may require the purchase of up to $10 billion during a 61-day period opening on June 10 and closing on August 9 in 2004, and the remainder, which may not exceed $10 billion in any one year, during a 61-day period opening on June 10 and closing on August 9 in 2005 through 2007. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt. Vodafone did not exercise its put rights during the 61-day period that ended on August 9, 2003.

Cellular Partnerships and Other

In August 2002, Verizon Wireless and Price Communications Corp. (Price) combined Price’s wireless business with a portion of Verizon Wireless in a transaction valued at approximately $1.7 billion, including $550 million of net debt. The resulting limited partnership is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in the new partnership which is exchangeable into common stock of Verizon Wireless if an initial public offering of that stock occurs, or into the common stock of Verizon on the fourth anniversary of the asset contribution date if the initial public offering of Verizon Wireless common stock does not occur prior to then. The price of the Verizon common stock used in determining the number of Verizon common shares received in an exchange is also subject to a maximum and minimum amount.

TELPRI

Telecomunicaciones de Puerto Rico, Inc. (TELPRI) provides local, wireless, long distance, paging and Internet-access services in Puerto Rico. During 2002, we exercised our option to purchase additional equity in TELPRI, which increased our ownership percentage to 52%. As a result, Verizon changed the accounting for TELPRI from the equity method to consolidation, effective January 1, 2002.

Note 10
Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 45 years as of December 31, 2003. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets. See Note 4 for a discussion of lease impairment charges.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

				(dollars in millions)
At December 31,	2003			2002

	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total

Minimum lease payments receivable	$4,381	$254	$4,635	$3,881	$260	$4,141
Estimated residual value	2,432	31	2,463	2,556	35	2,591
Unearned income	(2,782)	(56)	(2,838)	(2,426)	(41)	(2,467)

	$4,031	$229	4,260	$4,011	$254	4,265

Allowance for doubtful accounts			(423)			(214)

Finance lease receivables, net			$3,837			$4,051

Current			$51			$49

Noncurrent			$3,786			$4,002

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $3,297 million at December 31, 2003 and $3,282 million at December 31, 2002.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Pretax lease income	$108	$110	$64
Income tax expense/(benefit)	11	17	(32)
Investment tax credits	3	3	3

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases in excess of debt service requirements, for the periods shown at December 31, 2003, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases

2004	$159	$35
2005	155	28
2006	106	26
2007	124	20
2008	168	14
Thereafter	3,923	39

Total	$4,635	$162

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense from continuing operations under operating leases amounted to $1,339 million in 2003, $1,259 million in 2002 and $1,258 million in 2001.

Capital lease amounts included in plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2003	2002

Capital leases	$558	$544
Accumulated amortization	(354)	(368)

Total	$204	$176

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2003, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases

2004	$103	$909
2005	37	822
2006	29	877
2007	22	521
2008	16	397
Thereafter	97	1,127

Total minimum rental commitments	304	$4,653

Less interest and executory costs	(64)

Present value of minimum lease payments	240
Less current installments	(83)

Long-term obligation at December 31, 2003	$157

As of December 31, 2003, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $50 million and $4 million, respectively.

Note 11
Debt

Debt Maturing Within One Year

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2003	2002

Notes payable
Commercial paper	$767	$2,057
Bank loans	20	40
Short-term notes	–	4
Long-term debt maturing within one year	5,180	7,166

Total debt maturing within one year	$5,967	$9,267

Weighted-average interest rates for notes payable outstanding at year-end	1.9%	1.4%

The weighted average interest rates for our domestic notes payable at year-end were 1.1% and 1.4% at December 31, 2003 and 2002, respectively.

Capital expenditures (primarily construction of telephone plant) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2003, we had approximately $5.9 billion of unused bank lines of credit. Certain of these lines of credit contain requirements for the payment of commitment fees.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

	(dollars in millions)
At December 31,	Interest Rates %	Maturities	2003	2002

Notes payable	1.24 – 10.05	2004 – 2032	$17,364	$16,974

Telephone subsidiaries – debentures and first/refunding mortgage bonds	2.00 – 7.00	2004 – 2042	13,417	13,492
	7.15 – 7.65	2006 – 2032	3,625	3,315
	7.85 – 9.67	2010 – 2031	2,184	2,288

Other subsidiaries – debentures and other	6.36 – 8.75	2004 – 2028	3,926	4,895

Zero-coupon convertible notes, net of unamortized discount of $2,198 and $2,293	3.00% yield	2021	3,244	3,149

Employee stock ownership plan loans:
GTE guaranteed obligations	9.73	2005	119	222
NYNEX debentures	9.55	2010	175	203

Capital lease obligations (average rate 7.9% and 8.2%) and other lease-related debt (average rate 6.0% and 4.8%)			521	1,269

Exchangeable notes, net of unamortized discount of $90			–	5,204

Property sale holdbacks held in escrow, vendor financing and other	4.00 – 6.00	2004 – 2005	99	241

Unamortized discount, net of premium			(81)	(83)

Total long-term debt, including current maturities			44,593	51,169

Less: debt maturing within one year			(5,180)	(7,166)

Total long-term debt			$39,413	$44,003

Telephone Subsidiaries’ Debt

The telephone subsidiaries’ debentures outstanding at December 31, 2003 include $825 million that are callable. The call prices range from 100.0% to 103.7% of face value, depending upon the remaining term to maturity of the issue. In addition, our refunding mortgage bond issuance and first mortgage bonds of $305 million are secured by certain telephone operations assets.

See Note 21 for additional information about guarantees of subsidiary debt.

Zero-Coupon Convertible Notes

In May 2001, Verizon Global Funding Corp. (Verizon Global Funding) issued approximately $5.4 billion in principal amount at maturity of zero-coupon convertible notes due 2021, resulting in gross proceeds of approximately $3 billion. The notes are convertible into shares of our common stock at an initial price of $69.50 per share if the closing price of Verizon common stock on the New York Stock Exchange exceeds specified levels or in other specified circumstances. The conversion price increases by at least 3% a year. The initial conversion price represents a 25% premium over the May 8, 2001 closing price of $55.60 per share. There are no scheduled cash interest payments associated with the notes. The zero-coupon convertible notes are callable by Verizon Global Funding on or after May 15, 2006. In addition, the notes are redeemable at the option of the holders on May 15th in each of the years 2004, 2006, 2011 and 2016. As of December 31, 2003, the zero-coupon notes were classified as long-term debt maturing within one year since they are redeemable on May 15, 2004.

Exchangeable Notes

Previously, Verizon Global Funding issued two series of notes: $2,455 million of 5.75% senior exchangeable notes due on April 1, 2003 that were exchangeable into shares of TCNZ (the 5.75% Notes) and $3,180 million of 4.25% senior exchangeable notes due on September 15, 2005 that, in connection with a restructuring of Cable & Wireless Communications plc in 2000 and the bankruptcy of NTL in 2002, were exchangeable into shares of C&W and a combination of shares and warrants in the reorganized NTL entities (the 4.25% Notes).

On April 1, 2003, all of the outstanding $2,455 million principal amount of the 5.75% Notes were redeemed at maturity. On March 15, 2003, Verizon Global Funding redeemed all of the outstanding 4.25% Notes. The cash redemption price for the 4.25% Notes was $1,048.29 for each $1,000 principal amount of the notes. The principal amount of the 4.25% Notes outstanding, before unamortized discount, at the time of redemption, was $2,839 million.

The 5.75% Notes and the 4.25% Notes were indexed to the fair market value of the exchange property into which they are exchangeable. At December 31, 2002 and 2001, the exchange prices of each of the 5.75% Notes and the 4.25% Notes exceeded the fair market value of the exchange property. Consequently, the notes were recorded at their amortized carrying value with no mark-to-market adjustments.

Support Agreements

All of Verizon Global Funding’s debt has the benefit of Support Agreements between us and Verizon Global Funding, which give holders of Verizon Global Funding debt the right to proceed directly against us for payment of interest, premium (if any) and principal outstanding should Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt do not have recourse to the stock or assets of most of our telephone operations; however, they do have recourse to dividends paid to us by any of our consolidated subsidiaries as well as assets not covered by the exclusion. Verizon Global Funding’s long-term debt, including current portion, aggregated $15,281 million at December 31, 2003. The carrying value of the available assets reflected in our consolidated balance sheets was approximately $56.8 billion at December 31, 2003.

Debt Covenants

Verizon and its consolidated subsidiaries are in compliance with all of their debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2003 are $5.2 billion in 2004, $5.5 billion in 2005, $3.9 billion in 2006, $2.5 billion in 2007, $2.5 billion in 2008 and $25.1 billion thereafter. These amounts include the debt, redeemable at the option of the holder, at the earliest redemption dates.

Note 12
Financial Instruments

Derivatives

The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each quarter by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period. For the years ended December 31, 2003, 2002 and 2001, we recorded charges of $11 million, $14 million and $182 million, respectively, and losses of $21 million, gains of $12 million and losses of $43 million to other comprehensive income (loss), respectively.

Interest Rate Risk Management

We have entered into domestic interest rate swaps, to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates. The ineffective portions of these hedges were immaterial to our operating results in all periods presented.

Foreign Exchange Risk Management

Our foreign exchange risk management includes the use of foreign currency forward contracts and cross currency interest rate swaps with foreign currency forwards. These contracts are typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations and are designated as cash flow hedges. The contracts have maturities ranging from approximately two months to 16 months. We record these contracts at fair value as assets or liabilities and the related gains or losses are deferred in shareowners’ investment as a component of other comprehensive income (loss). We have recorded losses of $21 million, gains of $12 million and losses of $43 million in other comprehensive income (loss) for the years ended December 31, 2003, 2002 and 2001, respectively.

Other Derivatives

In 2001 and 2000, we invested a total of $1,025 million in MFN’s convertible debt securities. The conversion options on the MFN debt securities had, as their underlying risk, changes in the MFN stock price. This risk was not clearly and closely related to the change in interest rate risk underlying the debt securities. Under the provisions of SFAS No. 133 and related amendments and interpretations, we were required to separate the conversion options, considered embedded derivatives, from the debt securities in order to account for changes in the fair value of the conversion options separately from changes in the fair value of the debt securities. The fair value of the conversion options were recognized as assets in our balance sheet and we recorded the mark-to-market adjustment in earnings. The fair value of the debt securities and the conversion options were recorded in Investments in Unconsolidated Businesses in the consolidated balance sheets. A net charge of $186 million related to the conversion options was included as part of the cumulative effect of the accounting change recorded on January 1, 2001. A net charge of $163 million was recorded as a mark-to-market adjustment for the year ended December 31, 2001. As of December 31, 2001, the value of the conversion options in our consolidated balance sheet was approximately $48 million. During 2002, we wrote-off the value of the conversion options due to the other than temporary decline in market value of our investment in MFN and recorded the charge of $48 million in Income (Loss) from Other Unconsolidated Businesses.

In addition, we previously entered into several other contracts and similar arrangements that require fair value accounting under the provisions of SFAS No. 133 and related amendments and interpretations. A net gain of $4 million was recorded as the cumulative effect of an accounting change on January 1, 2001. We recorded charges of $13 million, $15 million and $19 million as mark-to-market adjustments related to these instruments for the years ended December 31, 2003, 2002 and 2001, respectively.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable including lease receivables, preferred stock and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions and organized exchanges. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

Fair Values of Financial Instruments

The tables that follow provide additional information about our significant financial instruments:

Financial Instrument	Valuation Method

Cash and cash equivalents and short-term investments	Carrying amounts

Short- and long-term debt (excluding capital leases and exchangeable notes)	Market quotes for similar terms and maturities or future cash flows discounted at current rates

Exchangeable notes	Market quotes

Cost investments in unconsolidated businesses and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

	(dollars in millions)
At December 31,	2003		2002

	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Short- and long-term debt	$45,140	$48,685	$47,825	$51,395
Exchangeable notes	–	–	5,204	5,239
Cost investments in unconsolidated businesses	174	174	202	202
Notes receivable, net	129	129	175	175

In 2003, all of the exchangeable notes were redeemed (see Note 11).

Note 13
Earnings Per Share and Shareowners’ Investment

Earnings Per Share

The following table is a reconciliation of the numerators and denominators used in computing earnings per share:

	(dollars and shares in millions, except per share amounts)
Years Ended December 31,	2003	2002	2001

Net Income Used For Basic Earnings Per Common Share
Income before discontinued operations and cumulative effect of accounting change	$ 3,509	$ 4,661	$ 584
Loss on discontinued operations, net of tax	(935)	(86)	(13)
Cumulative effect of accounting change, net of tax	503	(496)	(182)

Net income	$ 3,077	$ 4,079	$ 389

Net Income Used For Diluted Earnings Per Common Share
Income before discontinued operations and cumulative effect of accounting change	$ 3,509	$ 4,661	$ 584
After-tax minority interest expense related to exchangeable equity interest	21	7	–

Income before discontinued operations and cumulative effect of accounting change – after assumed conversion of dilutive securities	3,530	4,668	584
Loss on discontinued operations, net of tax	(935)	(86)	(13)
Cumulative effect of accounting change, net of tax	503	(496)	(182)

Net income – after assumed conversion of dilutive securities	$ 3,098	$ 4,086	$ 389

Basic Earnings Per Common Share(1)
Weighted-average shares outstanding – basic	2,756	2,729	2,710

Income before discontinued operations and cumulative effect of accounting change	$ 1.27	$ 1.71	$ .22
Loss on discontinued operations, net of tax	(.34)	(.03)	–
Cumulative effect of accounting change, net of tax	.18	(.18)	(.07)

Net income	$ 1.12	$ 1.49	$ .14

Diluted Earnings Per Common Share(1)
Weighted-average shares outstanding	2,756	2,729	2,710
Effect of dilutive securities:
Stock options	5	6	20
Exchangeable equity interest	28	10	–

Weighted-average shares – diluted	2,789	2,745	2,730

Income before discontinued operations and cumulative effect of accounting change	$ 1.27	$ 1.70	$ .21
Loss on discontinued operations, net of tax	(.34)	(.03)	–
Cumulative effect of accounting change, net of tax	.18	(.18)	(.07)

Net income	$ 1.11	$ 1.49	$ .14

(1)	Total per share amounts may not add due to rounding.

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 248 million shares during 2003, 228 million shares during 2002 and 116 million shares during 2001.

The diluted earnings per share calculation considers the assumed conversion of an exchangeable equity interest (see Note 9).

Shareowners’ Investment

Our certificate of incorporation provides authority for the issuance of up to 250 million shares of Series Preferred Stock, $.10 par value, in one or more series, with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine.

We are authorized to issue up to 4.25 billion shares of common stock.

On March 1, 2000, our Board of Directors authorized a two-year share buyback program for the repurchase of up to 80 million shares of common stock in the open market. On January 24, 2002, our Board of Directors approved the extension of the stock repurchase program to the earlier of the date on which the aggregate number of shares purchased under the program reached 80 million shares, or the close of business on February 29, 2004. Through December 31, 2003, we repurchased 36 million Verizon common shares, principally under this program.

On January 22, 2004, the Board of Directors authorized the repurchase of up to 80 million common shares terminating no later than the close of business on February 28, 2006. The Board of Directors also determined that no additional common shares may be purchased under the previous program.

Note 14
Stock Incentive Plans

We determined stock-option related employee compensation expense for 2003 and the pro forma amounts for prior years (see Note 2) using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2003	2002	2001

Dividend yield	4.0%	3.2%	2.7%
Expected volatility	30.9	28.5	29.1
Risk-free interest rate	3.4	4.6	4.8
Expected lives (in years)	6	6	6

The weighted-average value of options granted during 2003, 2002 and 2001 was $8.41, $12.11 and $15.24, respectively.

Our stock incentive plans are described below:

Fixed Stock Option Plans

We have fixed stock option plans for substantially all employees. Options to purchase common stock were granted at a price equal to the market price of the stock at the date of grant. The options generally vest over three years and have a maximum term of ten years.

This table summarizes our fixed stock option plans:

	Stock Options (in thousands)	Weighted-Average Exercise Price

Outstanding, January 1, 2001	232,568	$ 45.58
Granted	34,217	55.93
Exercised	(15,358)	35.64
Canceled/forfeited	(6,219)	47.82

Outstanding, December 31, 2001	245,208	47.60
Granted	31,206	48.57
Exercised	(7,417)	28.15
Canceled/forfeited	(7,560)	43.62

Outstanding, December 31, 2002	261,437	48.32
Granted	22,207	38.94
Exercised	(4,634)	31.29
Canceled/forfeited	(7,917)	47.87

Outstanding, December 31, 2003	271,093	47.86

Options exercisable, December 31,
2001	131,924	45.29
2002	162,620	48.37
2003	233,374	48.27

The following table summarizes information about fixed stock options outstanding as of December 31, 2003:

	Stock Options Outstanding				Stock Options Exercisable

Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Life		Weighted-Average Exercise Price	Shares (in thousands)	Weighted-Average Exercise Price

$ 20.00 – 29.99	6,756.85		years	$ 25.88	6,729	$ 25.88
30.00 – 39.99	46,633	5.62		36.55	29,520	35.42
40.00 – 49.99	105,625	6.52		45.33	91,616	44.82
50.00 – 59.99	110,163	6.04		56.16	103,593	56.16
60.00 – 69.99	1,916	5.77		62.44	1,916	62.44

Total	271,093	6.02		47.86	233,374	48.27

Performance-Based Shares

In 2003, stock compensation awards consisted of stock options and performance-based stock units that vest over a period of three years. This was the first grant of performance based shares since 2000, when certain key Verizon employees were granted restricted stock units that vest over a three to five year period.

The number of shares accrued for the performance-based share programs was 6,707,000, 2,861,000 and 4,507,000 at December 31, 2003, 2002 and 2001, respectively.

Note 15
Employee Benefits

We maintain noncontributory defined benefit pension plans for substantially all employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the company’s share of cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for the majority of our pension and postretirement health care and life insurance plans.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

	(dollars in millions)
	Pension		Health Care and Life

At December 31,	2003	2002	2003	2002

Change in Benefit Obligation
Beginning of year	$37,908	$36,391	$17,431	$14,310
Service cost	788	718	176	126
Interest cost	2,439	2,488	1,204	1,066
Plan amendments	854	114	3,543	–
Actuarial loss, net	1,214	2,560	3,024	2,253
Benefits paid	(3,925)	(3,356)	(1,316)	(1,183)
Termination benefits	2,588	286	508	21
Acquisitions and divestitures, net	23	885	–	404
Settlements and curtailments	(900)	(2,256)	–	434
Other	54	78	22	–

End of year	41,043	37,908	24,592	17,431

Change in Plan Assets
Beginning of year	38,676	48,558	3,992	4,720
Actual return on plan assets	8,671	(4,678)	777	(464)
Company contributions	285	157	1,014	919
Benefits paid	(3,925)	(3,356)	(1,316)	(1,183)
Settlements	(900)	(2,536)	–	–
Acquisitions and divestitures, net	34	531	–	–

End of year	42,841	38,676	4,467	3,992

Funded Status
End of year	1,798	768	(20,125)	(13,439)
Unrecognized
Actuarial loss, net	5,079	8,295	6,964	4,412
Prior service (benefit) cost	1,512	752	2,797	(892)
Transition asset	(3)	(44)	20	23

Net amount recognized	$8,386	$9,771	$(10,344)	$(9,896)

Amounts recognized on the balance sheet
Prepaid pension cost (in Other Assets)	$12,332	$12,794	$–	$–
Employee benefit obligation	(5,397)	(4,540)	(10,344)	(9,896)
Other assets	511	72	–	–
Minority interest	79	71	–	–
Accumulated other comprehensive loss	861	1,374	–	–

Net amount recognized	$8,386	$9,771	$(10,344)	$(9,896)

Changes in benefit obligations were caused by factors including changes in actuarial assumptions (see “Assumptions”), special termination benefits, settlements and curtailments. As a result of extending and increasing limits (caps) on company payments toward retiree health care costs in connection with the union contracts ratified in the fourth quarter of 2003, we began recording retiree health care costs as if there were no caps in the fourth quarter of 2003 relative to these union contracts. This increased our postretirement benefits obligation by $5,158 million.

In 2003 and 2002, Verizon reduced its workforce using its employee severance plans (see Note 4). Additionally, in 2003, 2002 and 2001, several of the pension plans’ lump-sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost requiring settlement recognition for all cash settlements for each of those years.

The accumulated benefit obligation for all defined benefit pension plans was $39,012 million and $35,999 million at December 31, 2003 and 2002, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2003	2002

Projected benefit obligation	$12,579	$11,743
Accumulated benefit obligation	12,061	11,484
Fair value of plan assets	7,828	7,409

Net Periodic Cost

			(dollars in millions)
	Pension				Health Care and Life

Years Ended December 31,	2003	2002	2001	2003	2002	2001

Service cost	$788	$718	$665	$176	$126	$ 128
Interest cost	2,439	2,488	2,490	1,204	1,066	965
Expected return on plan assets	(4,153)	(4,883)	(4,811)	(430)	(476)	(461)
Amortization of transition asset	(41)	(109)	(112)	2	2	–
Amortization of prior service cost	22	(4)	(44)	(16)	(89)	(26)
Actuarial loss (gain), net	(337)	(707)	(878)	137	70	(78)

Net periodic benefit (income) cost	(1,282)	(2,497)	(2,690)	1,073	699	528

Termination benefits	2,588	286	813	508	21	–
Settlement loss	229	237	35	–	–	–
Curtailment (gain) loss and other, net	62	312	(13)	(130)	441	–

Subtotal	2,879	835	835	378	462	–

Total (income) cost	$1,597	$(1,662)	$(1,855)	$1,451	$1,161	$ 528

Additional Information

We evaluate each pension plan to determine whether any additional minimum liability is required. As a result of changes in interest rates and changes in investment returns, an adjustment to the additional minimum pension liability was required for a small number of plans. The adjustment in the liability is recorded as a charge or (credit) to Accumulated Other Comprehensive Loss, net of tax, in shareowners’ investment in the consolidated balance sheets.

	(dollars in millions)
Years Ended December 31,	2003	2002	2001

Increase (decrease) in minimum liability included in other comprehensive income, before tax	$(513)	$1,342	$(20)

Assumptions

The weighted-average assumptions used in determining benefit obligations follows:

	Pension		Health Care and Life

At December 31,	2003	2002	2003	2002

Discount rate	6.25%	6.75%	6.25%	6.75%
Rate of future increases in compensation	5.00	5.00	4.00	4.00

The weighted-average assumptions used in determining net periodic cost follows:

	Pension			Health Care and Life

Years Ended December 31,	2003	2002	2001	2003	2002	2001

Discount rate	6.75%	7.25%	7.75%	6.75%	7.25%	7.75%
Expected return on plan assets	8.50	9.25	9.25	8.50	9.10	9.10
Rate of compensation increase	5.00	5.00	5.00	4.00	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the following: observable current market interest rates, consensus earnings expectations, historical long-term performance and value-added, and the use of conventional long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust’s long-term asset allocation policy. The projected long-term results are then also compared to the investment return earned over the previous 10 years.

The assumed Health Care Cost Trend Rates follows:

	Health Care and Life

At December 31,	2003	2002	2001

Health care cost trend rate assumed for next year	10.00%	11.00%	10.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2008	2007	2005

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage-Point	Increase	Decrease

Effect on 2003 total service and interest cost	$121	$(100)
Effect on postretirement benefit obligation as of December 31, 2003	1,780	(1,482)

Medicare Drug Act

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (Medicare Drug Act) was signed into law. The Medicare Drug Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. We sponsor several postretirement health care plans that provide prescription drug benefits that are deemed actuarially equivalent to the Medicare Part D and have elected to recognize the impact of the federal subsidy on our accumulated postretirement benefit obligation and net postretirement benefit costs for 2003. We anticipate the recognition of the Medicare Drug Act to decrease our accumulated postretirement benefit obligation by $1,256 million and have reduced our net postretirement benefit cost for 2003 by $13 million. In 2004, our net postretirement benefit cost will be reduced by approximately $200 million. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could impact our current accounting for the effects of the Medicare Drug Act.

Plan Assets

Pension Plans

The weighted-average asset allocations for the pension plans by asset category follows:

At December 31,	2003	2002

Asset Category
Equity securities	55.9%	59.6%
Debt securities	17.3	22.4
Real estate	3.3	4.5
Other	23.5	13.5

Total	100.0%	100.0%

Equity securities include Verizon common stock in the amounts of $97 million (less than 1% of total plan assets) and $115 million (less than 1% of total plan assets) at December 31, 2003 and 2002, respectively. Other assets include cash and cash equivalents (primarily used for the payment of benefits), private equity and absolute return strategies. At December 31, 2003, other assets included $4,343 million for 2004 payments related to the fourth quarter 2003 voluntary separation plan.

Health Care and Life Plans

The weighted asset allocations for the other postretirement benefit plans by asset category follows:

At December 31,	2003	2002

Asset Category
Equity securities	64.5%	61.4%
Debt securities	27.2	29.3
Real estate	0.1	0.1
Other	8.2	9.2

Total	100.0%	100.0%

Equity securities include Verizon common stock in the amounts of $8 million (less than 1% of total plan assets) and $9 million (less than 1% of total plan assets) at December 31, 2003 and 2002, respectively.

The portfolio strategy emphasizes a long-term equity orientation, significant global diversification, the use of both public and private investments and professional financial and operational risk controls. Assets are allocated according to a long-term policy neutral position and held within a relatively narrow and pre-determined range. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Derivatives are also used primarily as a means for effectively controlling the portfolio’s targeted asset mix.

Cash Flows

In 2004, we expect to contribute $266 million to our qualified pension trusts, including $138 million for TELPRI, $161 million to our other nonqualified pension plans and $1,149 million to our other postretirement benefit plans in 2004. In 2003, we contributed $126 million to our qualified pension trusts, including $122 million for TELPRI, $159 million to our nonqualified pension plans and $1,014 million to our other postretirement benefit plans.

Estimated Future Benefit Payments

The benefit payments to retirees, which reflect expected future service, are expected to be paid as follows:

	(dollars in millions)

	Pension Benefits	Health Care and Life

2004	$8,925	$1,557
2005	2,564	1,594
2006	2,602	1,537
2007	2,589	1,561
2008	2,613	1,591
2009 – 2013	17,369	8,258

Expected pension benefit payments in 2004 include $6,328 million related to the fourth quarter 2003 voluntary separation plan.

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Under these plans, we match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from these ESOPs. Common stock is allocated from all leveraged ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. At December 31, 2003, the number of unallocated and allocated shares of common stock was 10 million and 71 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

We recognize leveraged ESOP cost based on the modified shares allocated method for two leveraged ESOP trusts which purchased securities before December 15, 1989 and the shares allocated method for the other leveraged ESOP trust which purchased securities after December 15, 1989.

ESOP cost and trust activity consist of the following:

	(dollars in millions)

Years Ended December 31,	2003	2002	2001

Compensation	$148	$143	$121
Interest incurred	22	30	61
Dividends	(24)	(29)	(36)

Net leveraged ESOP cost	146	144	146
Additional ESOP cost	127	120	90

Total ESOP cost	$273	$264	$236

Dividends received for debt service	$76	$80	$87
Total company contributions to leveraged ESOP trusts	$306	$280	$259

In addition to the ESOPs described above, we maintain savings plans for non-management employees and employees of certain subsidiaries. Compensation expense associated with these savings plans was $220 million in 2003, $212 million in 2002 and $252 million in 2001.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with SFAS Nos. 112 and 146:

	(dollars in millions)

Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year

2001	$ 319	$ 819	$ (38)	$ –	$ 1,100
2002	1,100	707	(691)	21	1,137
2003	1,137	1,985	(857)	–	2,265

The remaining severance liability includes future contractual payments to employees separated as of December 31, 2003.

Note 16
Income Taxes

The components of income tax expense from continuing operations are as follows:

	(dollars in millions)

Years Ended December 31,	2003	2002	2001

Current
Federal	$87	$(647)	$750
Foreign	72	45	56
State and local	267	495	257

	426	(107)	1,063

Deferred
Federal	820	1,477	899
Foreign	18	(13)	2
State and local	(2)	255	232

	836	1,719	1,133

Investment tax credits	(10)	(15)	(49)

Total income tax expense	$1,252	$1,597	$2,147

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2003	2002	2001

Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	3.6	7.8	11.6
Tax benefits from investment losses	(3.0)	(17.2)	40.7
Equity in earnings (loss) from unconsolidated businesses	(10.4)	(3.1)	(11.2)
Other, net	1.1	3.0	2.5

Effective income tax rate	26.3%	25.5%	78.6%

The favorable impact on our 2003 effective income tax rate was primarily driven by increased earnings from our unconsolidated businesses.

The effective income tax rates in 2002 and 2001 were both impacted by losses resulting from the other than temporary decline in market value of our investments during those years. Tax benefits recognized in 2002 favorably impacted our 2002 effective income tax rate. In 2001, tax benefits on those losses were not available and, consequently, had an unfavorable impact on the 2001 effective income tax rate.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

	(dollars in millions)

At December 31,	2003	2002

Depreciation	$9,722	$7,314
Employee benefits	(1,578)	(427)
Leasing activity	3,064	3,109
Loss on investments	(1,004)	(388)
Wireless joint venture including wireless licenses	9,977	9,251
Uncollectible accounts receivable	(740)	(704)
Other – net	(1,245)	(425)

	18,196	17,730
Valuation allowance	1,463	661

Net deferred tax liability	$19,659	$18,391

Net long-term deferred tax liabilities	$21,708	$19,467
Less net current deferred tax assets (in Prepaid Expenses and Other)	1,905	918
Less deferred investment tax credit	144	158

Net deferred tax liability	$19,659	$18,391

At December 31, 2003, undistributed earnings of our foreign subsidiaries amounted to approximately $3.4 billion. Deferred income taxes are not provided on these earnings as it is intended that the earnings are indefinitely invested outside of the U.S. It is not practical to estimate the amount of taxes that might be payable upon the remittance of such earnings.

The valuation allowance primarily represents the tax benefits of certain state net operating loss carry forwards and other deferred tax assets which may expire without being utilized. During 2003, the valuation allowance increased $802 million. This increase primarily relates to the sale or write-down of investments for which tax benefits may not be realized.

Note 17
Segment Information

Reportable Segments

We have four reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment income. This segment income excludes unallocated corporate expenses and other adjustments arising during each period. The other adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-operational and/or non-recurring nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance. These are mostly contained in Information Services and International since they actively manage investment portfolios.

Our segments and their principal activities consist of the following:

Segment	Description

Domestic Telecom	Domestic wireline communications services, principally representing our telephone operations that provide local telephone services in 29 states and the District of Columbia. These services include voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones. This segment also provides long distance services, customer premises equipment distribution, data solutions and systems integration, billing and collections, Internet access services and inventory management services.

Domestic Wireless	Domestic wireless products and services include wireless voice and data services and equipment sales across the United States.

Information Services	Domestic and international publishing businesses, including print SuperPages® and electronic SuperPages.com™ directories, as well as website creation and other electronic commerce services. This segment has operations principally in North America and Latin America.

International	International wireline and wireless communications operations and investments primarily in the Americas, as well as investments in Europe.

The following table provides operating financial information for our four reportable segments:

	(dollars in millions)
2003	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments

External revenues	$38,828	$22,436	$4,114	$1,921	$67,299
Intersegment revenues	774	53	–	28	855

Total operating revenues	39,602	22,489	4,114	1,949	68,154
Cost of services and sales	14,708	6,460	641	574	22,383
Selling, general & administrative expense	8,517	8,057	1,505	691	18,770
Depreciation & amortization expense	9,217	3,888	89	346	13,540
Sales of businesses, net	–	–	(141)	–	(141)

Total operating expenses	32,442	18,405	2,094	1,611	54,552

Operating income	7,160	4,084	2,020	338	13,602
Equity in earnings (loss) of unconsolidated businesses	–	15	(1)	1,091	1,105
Income (loss) from other unconsolidated businesses	(4)	–	–	169	165
Other income and (expense), net	47	12	7	32	98
Interest expense	(1,682)	(626)	(38)	(160)	(2,506)
Minority interest	–	(1,554)	(8)	(20)	(1,582)
Provision for income taxes	(2,186)	(848)	(774)	(58)	(3,866)

Segment income	$3,335	$1,083	$1,206	$1,392	$7,016

Assets	$82,087	$65,166	$2,431	$11,872	$161,556
Investments in unconsolidated businesses	64	288	4	4,555	4,911
Capital expenditures	6,820	4,590	84	358	11,852

	(dollars in millions)
2002	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments

External revenues	$40,260	$19,424	$4,287	$2,191	$66,162
Intersegment revenues	579	49	–	28	656

Total operating revenues	40,839	19,473	4,287	2,219	66,818
Cost of services and sales	13,390	5,456	688	586	20,120
Selling, general & administrative expense	9,048	7,084	1,411	610	18,153
Depreciation & amortization expense	9,456	3,293	74	376	13,199

Total operating expenses	31,894	15,833	2,173	1,572	51,472

Operating income	8,945	3,640	2,114	647	15,346
Equity in earnings of unconsolidated businesses	–	13	1	644	658
Income from other unconsolidated businesses	–	–	–	218	218
Other income and (expense), net	84	28	11	61	184
Interest expense	(1,745)	(626)	(35)	(238)	(2,644)
Minority interest	–	(1,349)	(16)	(102)	(1,467)
Provision for income taxes	(2,920)	(740)	(794)	(78)	(4,532)

Segment income	$4,364	$966	$1,281	$1,152	$7,763

Assets	$82,257	$63,470	$4,319	$11,955	$162,001
Investments in unconsolidated businesses	70	289	9	3,603	3,971
Capital expenditures	8,004	4,414	167	421	13,006

	(dollars in millions)

2001	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments

External revenues	$41,670	$17,519	$4,267	$1,572	$65,028
Intersegment revenues	478	41	46	9	574

Total operating revenues	42,148	17,560	4,313	1,581	65,602
Cost of services and sales	14,313	5,085	743	398	20,539
Selling, general & administrative expense	9,402	6,461	1,218	610	17,691
Depreciation & amortization expense	9,260	3,709	79	278	13,326

Total operating expenses	32,975	15,255	2,040	1,286	51,556

Operating income	9,173	2,305	2,273	295	14,046
Equity in earnings of unconsolidated businesses	4	5	–	823	832
Income from other unconsolidated businesses	–	–	–	98	98
Other income and (expense), net	157	5	17	92	271
Interest expense	(1,810)	(577)	(39)	(323)	(2,749)
Minority interest	–	(788)	(7)	63	(732)
Provision for income taxes	(3,015)	(413)	(892)	(34)	(4,354)

Segment income	$4,509	$537	$1,352	$1,014	$7,412

Assets	$83,978	$60,262	$4,160	$15,119	$163,519
Investments in unconsolidated businesses	69	285	10	7,315	7,679
Capital expenditures	12,731	5,080	156	310	18,277

Reconciliation To Consolidated Financial Information

A reconciliation of the results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

	(dollars in millions)

	2003	2002	2001

Operating Revenues
Total reportable segments	$68,154	$66,818	$65,602
Non-strategic access line sales	–	623	997
Corporate, eliminations and other	(402)	(137)	114

Consolidated operating revenues – reported	$67,752	$67,304	$66,713

Operating Expenses
Total reportable segments	$54,552	$51,472	$51,556
Non-strategic access line sales	–	241	413
Sales of businesses and investments, net (see Notes 3, 5 and 8)	300	(2,747)	350
Transition costs (see Note 4)	–	510	1,039
Severance, pension and benefit charges (see Note 4)	5,523	1,949	1,597
Investment-related charges (see Notes 5 and 8)	–	732	705
NorthPoint settlement (see Note 4)	–	175	–
MCI exposure, lease impairment and other special items (see Note 4)	496	593	151
International restructuring (see Note 4)	–	–	35
Corporate, eliminations and other	(613)	(625)	(606)

Consolidated operating expenses – reported	$60,258	$52,300	$55,240

	(dollars in millions)

	2003	2002	2001

Net Income
Segment income – reportable segments	$7,016	$7,763	$7,412
Sales of businesses and investments, net (see Notes 3, 5 and 8)	44	1,895	(226)
Transition costs (see Note 4)	–	(288)	(578)
Severance, pension and benefit charges (see Note 4)	(3,399)	(1,264)	(1,001)
Investment-related charges (see Notes 5 and 8)	–	(5,652)	(5,495)
NorthPoint settlement (see Note 4)	–	(114)	–
MCI exposure, lease impairment and other special items (see Note 4)	(419)	(469)	(293)
International restructuring (see Note 4)	–	–	(26)
Iusacell charge (see Note 3)	(931)	–	–
Tax benefits (see Note 5)	–	2,104	–
Loss on discontinued operations – Iusacell (see Note 3)	(3)	(83)	(13)
Cumulative effect of accounting change (see Note 2)	503	(496)	(182)
Corporate and other	266	683	791

Consolidated net income – reported	$3,077	$4,079	$389

Assets
Total reportable segments	$161,556	$162,001	$163,519
Reconciling items	4,412	5,467	7,276

Consolidated assets	$165,968	$167,468	$170,795

Results of operations for Domestic Telecom exclude the effects of the non-strategic access lines sold in the third quarter of 2002. In addition, the transfer of Global Solutions Inc. from International to Domestic Telecom effective January 1, 2003 is reflected in this financial information as if it had occurred for all periods presented. Financial information for International excludes the effects of Iusacell (see Note 3).

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

Geographic Areas

Our foreign investments are located principally in the Americas and Europe. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

	(dollars in millions)

Years Ended December 31,	2003	2002	2001

Domestic
Operating revenues	$65,303	$64,576	$64,816
Long-lived assets	74,346	72,726	74,462

Foreign
Operating revenues	2,449	2,728	1,897
Long-lived assets	6,759	6,018	9,295

Consolidated
Operating revenues	67,752	67,304	66,713
Long-lived assets	81,105	78,744	83,757

Note 18
Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareowners’ investment that, under GAAP, are excluded from net income.

Changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are as follows:

	(dollars in millions)

Years Ended December 31,	2003	2002	2001

Foreign Currency Translation Adjustments, net of taxes of $–, $28 and $–	$568	$220	$(40)

Unrealized Gains (Losses) on Marketable Securities
Unrealized gains (losses), net of taxes of $2, $(129) and $(403)	5	(464)	(2,402)
Less reclassification adjustments for gains (losses) realized in net income, net of taxes of $1, $51 and $(1,059)	4	(160)	(3,351)
Add reclassification of earnings due to accounting change for derivatives	–	–	112

Net unrealized gains (losses) on marketable securities	1	(304)	1,061

Unrealized Derivative Gains (Losses) on Cash Flow Hedges
Cumulative effect of accounting change	–	–	(2)
Unrealized gains (losses)	29	70	(68)
Less reclassification adjustments for gains (losses) realized in net income	50	58	(25)

Net unrealized derivative gains (losses) on cash flow hedges	(21)	12	(45)

Minimum Pension Liability Adjustment, net of taxes of $201, $(491) and $7	312	(851)	13

Other Comprehensive Income (Loss)	$860	$(923)	$989

The reclassification adjustments for the net gains and losses realized in net income on marketable securities in 2003, 2002 and 2001 primarily relate to the other than temporary decline in market value of certain of our investments in marketable securities in 2002 and 2001. The net realized losses for 2002 are partially offset by realized gains on the sales of TCNZ and C&W. The unrealized derivative gains and losses primarily result from our hedges of foreign exchange risk in 2002 and 2001 (see Note 12). The changes in the minimum pension liability in 2003 and 2002 were required by accounting rules for certain pension plans based on their funded status (see Note 15). The foreign currency translation adjustment in 2003 is primarily driven by the impact of the euro on our investment in Omnitel and a reclassification of the foreign currency translation loss of Iusacell of $577 million in connection with the sale of Iusacell (see Note 3), partially offset by unrealized foreign currency translation losses at Verizon’s operations in the Dominican Republic and CANTV.

The components of Accumulated Other Comprehensive Loss are as follows:

	(dollars in millions)

At December 31,	2003	2002

Foreign currency translation adjustments	$(660)	$(1,228)
Unrealized gains on marketable securities	24	23
Unrealized derivative losses on cash flow hedges	(54)	(33)
Minimum pension liability adjustment	(560)	(872)

Accumulated other comprehensive loss	$(1,250)	$(2,110)

Note 19
Accounting for the Impact of the September 11, 2001 Terrorist Attacks

The primary financial statement impact of the September 11, 2001 terrorist attacks pertains to Verizon’s plant, equipment and administrative office space located either in, or adjacent to the World Trade Center complex, and the associated service restoration efforts. During the year ended December 31, 2001, we recorded an estimate of equipment losses and costs incurred associated with service disruption and restoration of $685 million. In addition, we accrued an insurance recovery of $400 million, resulting in a net impact of $285 million ($172 million after-tax) recorded in operating expenses (primarily cost of services and sales) in the consolidated statements of income, and also reported by our Domestic Telecom segment. The costs and estimated insurance recovery were recorded in accordance with Emerging Issues Task Force Issue No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001.” In 2003 and 2002, we recorded additional insurance recoveries of $270 million and $200 million, respectively. Of the amounts recorded, approximately $130 million and $112 million were related to operating expenses (primarily cost of services and sales) in 2003 and 2002, respectively. As of December 31, 2003, we received insurance proceeds of $825 million.

Note 20
Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)

Years Ended December 31,	2003	2002	2001

Depreciation expense	$12,215	$12,136	$11,362
Interest expense incurred	2,941	3,315	3,644
Capitalized interest	(144)	(185)	(368)
Advertising expense	1,428	1,536	1,410

Balance Sheet Information

Accounts Payable and Accrued Liabilities

	(dollars in millions)

At December 31,	2003	2002

Accounts payable	$4,130	$4,851
Accrued expenses	2,995	2,796
Accrued vacation pay	824	960
Accrued salaries and wages	3,376	2,171
Interest payable	633	669
Accrued taxes	2,741	1,195

	$14,699	$12,642

Other Current Liabilities

Advance billings and customer deposits	$1,686	$1,566
Dividends payable	1,084	1,072
Other	3,134	2,375

	$5,904	$5,013

Cash Flow Information

	(dollars in millions)

Years Ended December 31,	2003	2002	2001

Cash Paid
Income taxes, net of amounts refunded	$(713)	$522	$932
Interest, net of amounts capitalized	2,646	2,855	3,180

Supplemental investing and financing transactions:
Assets acquired in business combinations	1,121	2,697	2,995
Liabilities assumed in business combinations	13	1,200	27
Debt assumed in business combinations	4	589	215

Note 21
Guarantees of Subsidiary Debt

Verizon has guaranteed $300 million 7% debentures series F issued by Verizon South Inc. due 2041. Verizon South is an indirect wholly owned operating subsidiary of Verizon. This guarantee is full and unconditional and would require Verizon to make scheduled payments immediately if Verizon South failed to do so. Verizon may, in some future period, decide to guarantee $480 million 7% debentures series B, due 2042 issued by Verizon New England Inc., also an indirect wholly owned operating subsidiary of Verizon. Both of these securities were issued in denominations of $25 and were sold primarily to retail investors. SEC rules permit us to include condensed consolidating financial information for Verizon South in our periodic SEC reports rather than filing separate subsidiary periodic SEC reports. In addition, condensed consolidating financial information for Verizon New England is provided in the event that the debt issuance previously described is subsequently guaranteed.

Below is the condensed consolidating financial information. Verizon New England and Verizon South are presented in separate columns. The column labeled Parent represents Verizon’s investments in all of its subsidiaries under the equity method and the Other column represents all other subsidiaries of Verizon on a combined basis. The Adjustments column reflects intercompany eliminations.

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Operating revenues	$–	$4,102	$951	$62,976	$(277)	$67,752
Operating expenses	562	4,148	808	55,017	(277)	60,258

Operating Income (Loss)	(562)	(46)	143	7,959	–	7,494
Equity in earnings (loss) of unconsolidated businesses	3,176	(42)	–	1,272	(3,128)	1,278
Income (loss) from other unconsolidated businesses	(10)	–	–	341	–	331
Other income and (expense), net	75	(1)	2	(2)	(36)	38
Interest expense	(78)	(160)	(64)	(2,483)	(12)	(2,797)
Minority interest	–	–	–	(1,583)	–	(1,583)

Income (loss) before provision for income taxes, discontinued operations and cumulative effect of accounting change	2,601	(249)	81	5,504	(3,176)	4,761
Income tax benefit (provision)	476	82	(32)	(1,778)	–	(1,252)

Income (Loss) Before Discontinued Operations And Cumulative Effect Of Accounting Change	3,077	(167)	49	3,726	(3,176)	3,509
Loss on discontinued operations, net of tax	–	–	–	(935)	–	(935)
Cumulative effect of accounting change, net of tax	–	369	47	87	–	503

Net Income (Loss)	$3,077	$202	$96	$2,878	$(3,176)	$3,077

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2002	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Operating revenues	$–	$4,365	$1,350	$61,833	$(244)	$67,304
Operating expenses	385	3,826	(753)	49,086	(244)	52,300

Operating Income (Loss)	(385)	539	2,103	12,747	–	15,004
Equity in earnings (loss) of unconsolidated businesses	4,054	29	–	(1,621)	(4,009)	(1,547)
Loss from other unconsolidated businesses	(100)	–	–	(2,757)	–	(2,857)
Other income and (expense), net	62	(33)	16	170	(23)	192
Interest expense	(53)	(164)	(74)	(2,817)	(22)	(3,130)
Minority interest	–	–	–	(1,404)	–	(1,404)

Income (loss) before provision for income taxes, discontinued operations and cumulative effect of accounting change	3,578	371	2,045	4,318	(4,054)	6,258
Income tax benefit (provision)	501	(138)	(794)	(1,166)	–	(1,597)

Income (Loss) Before Discontinued Operations And Cumulative Effect Of Accounting Change	4,079	233	1,251	3,152	(4,054)	4,661
Loss on discontinued operations, net of tax	–	–	–	(86)	–	(86)
Cumulative effect of accounting change, net of tax	–	–	–	(496)	–	(496)

Net Income (Loss)	$4,079	$233	$1,251	$2,570	$(4,054)	$4,079

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2001	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Operating revenues	$–	$4,650	$1,613	$60,790	$(340)	$66,713
Operating expenses	248	3,768	986	50,578	(340)	55,240

Operating Income (Loss)	(248)	882	627	10,212	–	11,473
Equity in earnings (loss) of unconsolidated businesses	527	(139)	(9)	466	(399)	446
Loss from other unconsolidated businesses	–	–	–	(5,486)	–	(5,486)
Other income and (expense), net	9	22	3	170	(5)	199
Interest expense	(98)	(164)	(73)	(2,818)	(123)	(3,276)
Minority interest	–	–	–	(625)	–	(625)

Income (loss) before provision for income taxes, discontinued operations and cumulative effect of accounting change	190	601	548	1,919	(527)	2,731
Income tax benefit (provision)	199	(306)	(219)	(1,821)	–	(2,147)

Income (Loss) Before Discontinued Operations And Cumulative Effect Of Accounting Change	389	295	329	98	(527)	584
Loss on discontinued operations, net of tax	–	–	–	(13)	–	(13)
Cumulative effect of accounting change, net of tax	–	–	–	(182)	–	(182)

Net Income (Loss)	$389	$295	$329	$(97)	$(527)	$389

	(dollars in millions)
Condensed Consolidating Balance Sheets December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Cash	$–	$–	$–	$699	$–	$699
Short-term investments	–	200	40	1,932	–	2,172
Accounts receivable, net	3	1,117	162	10,424	(1,801)	9,905
Other current assets	5,201	380	192	5,073	(5,329)	5,517

Total current assets	5,204	1,697	394	18,128	(7,130)	18,293
Plant, property and equipment, net	1	6,751	1,280	67,284	–	75,316
Investments in unconsolidated businesses	30,869	117	–	6,354	(31,551)	5,789
Other assets	152	610	385	65,433	(10)	66,570

Total Assets	$36,226	$9,175	$2,059	$157,199	$(38,691)	$165,968

Debt maturing within one year	$30	$513	$–	$11,125	$(5,701)	$5,967
Other current liabilities	2,484	1,739	301	17,508	(1,429)	20,603

Total current liabilities	2,514	2,252	301	28,633	(7,130)	26,570
Long-term debt	145	2,749	900	35,629	(10)	39,413
Employee benefit obligations	99	1,787	216	14,657	–	16,759
Deferred income taxes	–	602	238	20,868	–	21,708
Other liabilities	2	235	39	3,428	–	3,704
Minority interest	–	–	–	24,348	–	24,348
Total shareowners’ investment	33,466	1,550	365	29,636	(31,551)	33,466

Total Liabilities and Shareowners’ Investment	$36,226	$9,175	$2,059	$157,199	$(38,691)	$165,968

	(dollars in millions)

Condensed Consolidating Balance Sheets December 31, 2002	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Cash	$–	$–	$–	$1,422	$–	$1,422
Short-term investments	–	284	26	1,732	–	2,042
Accounts receivable, net	7	1,218	186	12,464	(1,379)	12,496
Other current assets	1,557	278	128	6,383	(2,213)	6,133

Total current assets	1,564	1,780	340	22,001	(3,592)	22,093
Plant, property and equipment, net	1	6,524	1,257	65,976	–	73,758
Investments in unconsolidated businesses	33,410	118	–	2,108	(30,650)	4,986
Other assets	109	580	417	65,535	(10)	66,631

Total Assets	$35,084	$9,002	$2,014	$155,620	$(34,252)	$167,468

Debt maturing within one year	$29	$770	$–	$10,497	$(2,029)	$9,267
Other current liabilities	1,964	1,795	294	16,172	(1,563)	18,662

Total current liabilities	1,993	2,565	294	26,669	(3,592)	27,929
Long-term debt	175	2,625	900	40,313	(10)	44,003
Employee benefit obligations	235	1,731	212	13,211	–	15,389
Deferred income taxes	63	231	208	18,965	–	19,467
Other liabilities	2	208	76	3,721	–	4,007
Minority interest	–	–	–	24,057	–	24,057
Total shareowners’ investment	32,616	1,642	324	28,684	(30,650)	32,616

Total Liabilities and Shareowners’ Investment	$35,084	$9,002	$2,014	$155,620	$(34,252)	$167,468

	(dollars in millions)

Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Net cash from operating activities	$8,763	$1,304	$283	$20,645	$(8,513)	$22,482
Net cash from investing activities	–	(628)	(229)	(11,516)	127	(12,246)
Net cash from financing activities	(8,763)	(676)	(54)	(9,852)	8,386	(10,959)

Net Decrease in Cash	$–	$–	$–	$(723)	$–	$(723)

	(dollars in millions)

Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2002	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Net cash from operating activities	$8,345	$1,488	$(306)	$20,716	$(8,144)	$22,099
Net cash from investing activities	–	(754)	2,252	(8,008)	(290)	(6,800)
Net cash from financing activities	(8,345)	(734)	(1,946)	(12,218)	8,434	(14,809)

Net Increase in Cash	$–	$–	$–	$490	$–	$490

	(dollars in millions)

Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2001	Parent	Verizon New England	Verizon South	Other	Adjustments	Total

Net cash from operating activities	$6,239	$1,496	$500	$17,294	$(6,003)	$19,526
Net cash from investing activities	18	(1,689)	(455)	(19,787)	589	(21,324)
Net cash from financing activities	(6,257)	193	(71)	2,694	5,414	1,973

Net Increase (Decrease) in Cash	$–	$–	$(26)	$201	$–	$175

Note 22
Commitments and Contingencies

Several state and federal regulatory proceedings may require our telephone operations to pay penalties or to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters, that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the Hicksville matters described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations.

During 2003, under a government-approved plan, remediation of the site of a former facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s commenced. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. In addition, a reassessment of costs related to remediation efforts at several other former facilities was undertaken. As a result, an additional environmental remediation expense of $240 million was recorded in Selling, General and Administrative Expense in the consolidated statements of income in the fourth quarter of 2003. We expect overall remediation efforts, including soil and ground water remediation and property costs, to take place over the next several years, and our cost estimates may be revised as remediation continues.

There are also litigation matters associated with the Hicksville site primarily involving personal injury claims in connection with alleged emissions arising from operations in the 1950s and 1960s at the Hicksville site. These matters are in various stages, and no trial date has been set.

As discussed in Note 4, during 2002 we recorded a pretax charge of $175 million ($114 million after-tax) for a proposed settlement of the NorthPoint litigation. The lawsuit arose from Verizon’s decision to terminate an agreement with NorthPoint to combine the two companies’ DSL businesses. Verizon terminated the merger agreement due to the deterioration in NorthPoint’s business, operations and financial condition. The proposed settlement was approved by the bankruptcy court and paid by Verizon and the NorthPoint litigation has been dismissed with prejudice. Appeals of the bankruptcy court’s order were dismissed in early 2003.

Our commercial relationship continues with Level 3 Communications LLC (Level 3), the purchaser of substantially all of Genuity’s domestic assets and the assignee of Genuity’s principal contract with us. We have a multi-year purchase commitment expiring on December 31, 2005 for services such as dedicated Internet access, managed web hosting, Internet security and some transport services. Under this purchase commitment, Verizon has agreed to pay Level 3 a minimum of $250 million between February 4, 2003 and December 31, 2005. Through December 31, 2003, $71 million of that purchase commitment had been met by Verizon.

We have several commitments primarily to purchase network services, equipment and software from a variety of suppliers, including the Level 3 commitment in the preceding paragraph, totaling $630 million. Of this total amount, $413 million, $194 million and $23 million are expected to be purchased in 2004, 2005 and 2006, respectively.

Note 23
Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)
			Income (Loss) Before Discontinued Operations and Cumulative Effect of Accounting Change
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share- Basic	Per Share- Diluted	Net Income (Loss)

2003
March 31	$16,490	$3,707	$1,910	$.70	$.69	$2,406
June 30(a)	16,829	2,730	1,266	.46	.46	338
September 30	17,155	3,205	1,791	.65	.64	1,791
December 31(b)	17,278	(2,148)	(1,458)	(.53)	(.53)	(1,458)

2002
March 31(c)	$16,285	$3,512	$6	$–	$–	$(501)
June 30(d)	16,752	2,686	(2,077)	(.76)	(.76)	(2,115)
September 30(e)	17,113	6,014	4,415	1.62	1.61	4,405
December 31(f)	17,154	2,792	2,317	.85	.84	2,290

(a)	Results of operations for the second quarter of 2003 include a $436 million after-tax charge for severance and related pension settlement benefits.
(b)	Results of operations for the fourth quarter of 2003 include a $2,882 million after-tax charge for severance and related pension settlement benefits.
(c)	Results of operations for the first quarter of 2002 include a $2,026 million after-tax loss on investments.
(d)	Results of operations for the second quarter of 2002 include a $3,305 million after-tax loss on investments and a $475 million after-tax charge for severance and related pension settlement benefits.
(e)	Results of operations for the third quarter of 2002 include a $1,550 million after-tax gain on the sale of non-strategic access lines and tax benefits of $983 million related to current and prior year investment losses.
(f)	Results of operations for the fourth quarter of 2002 include tax benefits of $1,121 million related to current and prior year investment losses, partially offset by an after-tax severance, pension and benefits charge of $604 million.

Income (loss) before discontinued operations and cumulative effect of accounting change per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.