Form 10-K, Exhibit 13
period 2005-12-31
VERIZON COMMUNICATIONS INC
filed 2006-03-14
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2005	2004	2003	2002	2001
Results of Operations
Operating revenues	$ 75,112	$ 71,283	$ 67,468	$ 67,056	$ 66,513
Operating income	14,814	13,117	7,407	14,877	11,402
Income before discontinued operations, extraordinary items and cumulative effect of accounting change	7,397	7,261	3,460	4,591	545
Per common share – basic	2.67	2.62	1.26	1.68	.20
Per common share – diluted	2.65	2.59	1.25	1.67	.20
Net income	7,397	7,831	3,077	4,079	389
Net income available to common shareowners	7,397	7,831	3,077	4,079	389
Per common share – basic	2.67	2.83	1.12	1.49	.14
Per common share – diluted	2.65	2.79	1.12	1.49	.14
Cash dividends declared per common share	1.62	1.54	1.54	1.54	1.54

Financial Position
Total assets	$ 168,130	$ 165,958	$ 165,968	$ 167,468	$ 170,795
Long-term debt	31,869	35,674	39,413	44,003	44,873
Employee benefit obligations	18,819	17,941	16,754	15,392	11,895
Minority interest	26,754	25,053	24,348	24,057	21,915
Shareowners’ investment	39,680	37,560	33,466	32,616	32,539

•	Significant events affecting our historical earnings trends in 2003 through 2005 are described in Management’s Discussion and Analysis of Results of Operations and Financial Condition.

•	2002 data includes gains on investments and sales of businesses and other special and/or non-recurring items.

•	2001 data includes losses on investments, severance benefits charges, and other special and/or non-recurring items.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

Verizon Communications Inc. (Verizon) is one of the world’s leading providers of communications services. Verizon’s domestic wireline telecommunications business provides local telephone services, including broadband, in 28 states and Washington, D.C. and nationwide long-distance and other communications products and services. Verizon’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon’s International segment includes wireline and wireless communications operations and investments in the Americas and Europe. In connection with the closing of the merger with MCI, Inc. (MCI), which occurred on January 6, 2006, Verizon now owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks which includes over 270,000 domestic and 360,000 international route miles of fiber optic cable and provides access to over 140 countries worldwide. Operating as Verizon Business, we are now better able to provide next-generation IP network services to medium and large businesses and government customers. Stressing diversity and commitment to the communities in which we operate, Verizon has a highly diverse workforce of 250,000 employees, including Verizon Business.

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

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect Verizon management’s focus on the following four key areas:

•

Revenue Growth – Our emphasis is on revenue transformation, devoting more resources to higher growth markets such as wireless, wireline broadband connections, including digital subscriber lines (DSL) and fiber optics to the home (Verizon’s FiOS data product), long distance and other data services as well as expanded services to business markets, rather than to traditional wireline voice services, where we have been experiencing access line losses. In 2005, revenues from these growth areas increased by 15% compared to 2004 and represent 58% of our total revenues, up from 53% of total revenues in 2004 and 47% in 2003. Verizon reported consolidated revenue growth of 5.4% in 2005 compared to 2004, led by 16.8% higher revenue at Domestic Wireless and 10.5% total data revenue growth at Domestic Telecom. Verizon added 7,521,000 wireless customers, 1,659,000 broadband connections and 992,000 long distance lines. Excluding the revenues of Verizon’s Hawaii wireline and directory operations, which were sold in 2005, consolidated revenue growth would have been 6.0% in 2005 compared to 2004.

•

Operational Efficiency – While focusing resources on growth markets, we are continually challenging our management team to lower expenses, particularly through technology-assisted productivity improvements including self-service initiatives. The effect of these and other efforts, such as the 2003 labor agreements and voluntary separation plans, real estate consolidations and call center routing improvements, has been to significantly change the company’s cost structure and maintain stable operating income margins. Real estate consolidations include our decision to establish Verizon Center for the leadership team. In 2005, Verizon restructured its management retirement benefit plans such that management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006, after receiving an 18-month enhancement of the value of their pension and retiree medical benefits, but will receive higher savings plan matching contributions. The net effect of these management benefit plan changes is expected to be a reduction in pretax benefit expenses of approximately $3 billion over 10 years. In addition, Domestic Telecom’s salary and benefits expenses have declined in 2005 and 2004 as a result of the 2003 voluntary separation plan. Workforce levels in 2005 and 2004 increased to 217,000 and 209,000, respectively, from 200,000 as of December 31, 2003 driven by wireless and wireline broadband growth markets.

•

Capital Allocation – Verizon’s capital expenditures continue to be directed toward growth markets. High-speed wireless data (Evolution-Data Optimized, or EV-DO) services, replacement of copper access lines with fiber optics to the home, as well as expanded services to business markets are examples of areas of capital expenditures in support of these growth markets. In 2005, Verizon achieved targeted increased capital expenditures of $15,324 million compared to 2004 capital expenditures of $13,259 million in support of growth initiatives. Approximately 69% of 2005 capital expenditures related to growth initiatives. In 2006, Verizon management expects capital expenditures to be in the range of $15.4 billion to $15.7 billion, excluding capital expenditures associated with MCI. Including MCI, capital expenditures are expected to be $17.0 billion to $17.4 billion in 2006. In addition to capital expenditures, Domestic Wireless continues to acquire wireless spectrum in support of expanding data applications and customer base. In 2005, this included participation in the Federal Communications Commission (FCC) Auction 58 and the NextWave Telecom Inc. (NextWave) and Qwest Wireless, LLC acquisitions.

•

Cash Flow Generation – The financial statements reflect the emphasis of management on not only directing resources to growth markets, but also using cash provided by our operating and investing activities for the repayment of debt in addition to providing a competitive dividend to our shareowners. In 2005, Verizon increased its dividend by 5.2% to $1.62 per share from $1.54 per share in 2004. At December 31, 2005, Verizon’s total debt was $39,010 million, a decrease of $257 million from $39,267 million at December 31, 2004.

However, Verizon’s balance of cash and cash equivalents at December 31, 2005 of $776 million declined by $1,514 million from $2,290 million at December 31, 2004.

Supporting these key focus areas are continuing initiatives to package more effectively and add more value to our products and services. In 2004, Verizon announced a deployment expansion of FiOS in several states in our service territory. As of the end of 2005, we have met our goal of passing three million premises by the end of 2005. We have achieved a penetration rate of 9% in markets where Verizon has been actively marketing for more than six months and 14% in markets where we have been marketing for nine months, and continue to progress toward our goal of reaching 30% penetration in five years. In 2005, Verizon began offering video on the FiOS network in three markets and expects to begin offering video services in markets in New York, Massachusetts and California in the first quarter of 2006. In Keller, Texas, the first market that FiOS TV has been offered, we have achieved a 21% penetration rate in four months. FiOS TV includes a collection of all-digital programming with more than 375 channels, 47 music channels and 20 high-definition television channels. Innovative product bundles include local wireline, long distance, wireless and broadband services for consumer and general business retail customers. These efforts will also help counter the effects of competition and technology substitution that have resulted in access line losses that have contributed to declining Domestic Telecom revenues over the past several years.

Verizon Business will serve medium and large businesses and government customers from related business operations within Domestic Telecom that market communications and information technology and services to large businesses and governments and MCI’s global, corporate and government customers group. Beginning in 2006, Verizon will be positioned as a global communications solutions provider. In connection with this merger, Verizon expects to achieve merger synergies with a net present value of approximately $8 billion; annual synergies over the next three years are estimated to be $550 million in 2006, $825 million in 2007 and $1,100 million in 2008. Integration costs over that same three year period are estimated to be $400 million in 2006, $325 million in 2007 and $275 million in 2008 and integration capital expenditures are estimated to be between $1.6 billion and $1.9 billion, of which $550 million is expected to be spent in 2006. Examples of these synergies include moving more voice and data traffic, such as long-haul long distance traffic, onto Verizon’s networks rather than paying third party access providers and duplicate work force reductions.

At Domestic Wireless, we will continue to execute on the fundamentals of our network superiority and value proposition to deliver growth for the business while at the same time provide new and innovative products and services for our customers. We are continuing to expand the areas where we are offering BroadbandAccess, our EV-DO service. During 2005, Domestic Wireless expanded its broadband network to 180 major metropolitan areas, covering over 150 million people across the United States. We have achieved our goal of reaching approximately one-half of the U.S. population by the end of 2005. During 2005, we launched V CAST, our consumer broadband wireless service offering, which provides customers with unlimited access to a variety of video and gaming content on EV-DO handsets. In the first year of V CAST service, customers received 11.8 million downloads. Beginning in 2006, Domestic Wireless launched V CAST Music, a comprehensive mobile music service in which customers can download music over the air directly to their wireless phones and to their personal computers.

In December 2005, Verizon announced that it is exploring divesting Information Services through a spin-off, sale or other strategic transaction. However, since this process is still ongoing, Information Services’ results of operations, financial position and cash flows remain in Verizon’s continuing operations.

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

The special and non-recurring items include operating results through the sale date of our wireline and directory businesses in Hawaii which operated approximately 700,000 switched access lines and were sold in the second quarter of 2005. These operating results are not in segment results of operations to enhance comparability. Segment results also do not include discontinued operations in segment income. See “Other Consolidated Results – Discontinued Operations” for a discussion of these results of operations. In addition, consolidated operating results include several other events and transactions that are highlighted because of their non-recurring and/or non-operational nature. See “Special Items” for additional discussion of these items.

Consolidated Revenues

(dollars in millions)
Years Ended December 31,	2005	2004	% Change	2004	2003	% Change
Domestic Telecom	$ 37,616	$ 38,021	(1.1)%	$ 38,021	$ 39,055	(2.6)%
Domestic Wireless	32,301	27,662	16.8	27,662	22,489	23.0
Information Services	3,452	3,549	(2.7)	3,549	3,763	(5.7)
International	2,193	2,014	8.9	2,014	1,949	3.3
Corporate & Other	(652)	(558)	16.8	(558)	(402)	38.8
Revenues of Hawaii operations sold	202	595	(66.1)	595	614	(3.1)
Consolidated Revenues	$ 75,112	$ 71,283	5.4	$ 71,283	$ 67,468	5.7

2005 Compared to 2004

Consolidated revenues in 2005 were higher by $3,829 million, or 5.4% compared to 2004 revenues. This increase was primarily the result of significantly higher revenues at Domestic Wireless and higher International revenues, partially offset by lower revenues at Domestic Telecom and the sale of Hawaii operations in the second quarter of 2005.

Domestic Wireless’s revenues increased by $4,639 million, or 16.8% in 2005 compared to 2004 due to a 7.5 million, or 17.2% increase in customers to 51.3 million as of December 31, 2005 and higher equipment and other revenue, partially offset by a decrease in average revenue per customer per month. Increased equipment and other revenues was principally the result of an increase in wireless devices sold together with an increase in revenue per unit sold. Average revenue per customer per month decreased 1.5% to $49.49 in 2005 compared to 2004, primarily due to pricing changes in early 2005, partially offset by a 71.7% increase in data revenue per customer in 2005 compared to 2004, driven by increased use of our messaging and other data services. Data revenues were $2,243 million in 2005 compared to $1,116 million in 2004. Average minutes of use (MOUs) per customer increased to 665, or 16.1% in 2005 compared to 2004.

Domestic Telecom’s revenues in 2005 were lower than 2004 by $405 million, or 1.1% primarily due to lower revenues from local services, partially offset by higher network access and long distance services revenues. The decline in local service revenues of $669 million, or 3.7% in 2005 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by declines in switched access lines in service of 6.7% in 2005, driven by the effects of competition and technology substitution. Our network access revenues increased by $159 million, or 1.3% in 2005 principally due to increased DSL and carrier special access revenues, partially offset by the impact of decreasing switched MOUs and access lines and mandatory price reductions associated with federal and state price cap filings and other regulatory decisions. We added 1.7 million new broadband connections, for a total of 5.1 million lines in service at December 31, 2005, an increase of 47.6% compared to 3.5 million lines in service at December 31, 2004. Switched MOUs declined by 7.1% in 2005 compared to 2004 reflecting the impact of access line loss and technology substitution. Network access revenues also increased in 2005 as a result of a favorable adjustment associated with a recent regulatory decision. Long distance service revenues increased $206 million, or 5.0% in 2005 principally as a result of customer growth from our interLATA long distance services. In 2005, we added 1.0 million long distance lines, for a total of 18.4 million long distance lines nationwide, representing a 5.7% increase from December 31, 2004. The introduction of our Freedom service plans continues to stimulate growth in long distance services. As of December 31, 2005, approximately 53% of our local wireline customers have chosen Verizon as their long distance carrier.

Lower revenue of Hawaii operations sold of $393 million, or 66.1% in 2005 compared to 2004 was the result of the sale during the second quarter of 2005 of our wireline and directory operations in Hawaii.

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

Domestic Telecom’s revenues in 2004 were lower than 2003 by $1,034 million, or 2.6% primarily due to lower local and network access services, partially offset by higher long distance revenues. The decline in local service revenues of $916 million, or 4.8% in 2004 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by a decline in switched access lines in service of 4.6% in 2004. These revenue declines were mainly driven by the effects of competition, regulatory pricing rules for unbundled network elements (UNEs) and technology substitution. Network access revenues declined by $486 million, or 3.9% in 2004 compared to 2003 principally due to decreasing MOUs and access lines, as well as mandatory price reductions associated with federal and state price cap filings and other regulatory decisions. Switched MOUs declined in 2004 by 5.7% compared to 2003, reflecting the impact of access line loss and wireless substitution. Domestic Telecom’s long distance service revenues increased $390 million, or 10.4% in 2004 compared to 2003, principally as a result of customer growth from our interLATA long distance services. In 2004, we added 2.3 million long distance lines, for a total of 17.7 million long distance lines nationwide, representing a 15.5% increase from December 31, 2003.

Consolidated Operating Expenses

(dollars in millions)
Years Ended December 31,	2005	2004	% Change	2004	2003	% Change
Cost of services and sales	$ 25,469	$ 23,168	9.9%	$ 23,168	$ 21,701	6.8%
Selling, general and administrative expense	21,312	21,088	1.1	21,088	24,894	(15.3)
Depreciation and amortization expense	14,047	13,910	1.0	13,910	13,607	2.2
Sales of businesses, net	(530)	–	nm	–	(141)	(100.0)
Consolidated Operating Expenses	$ 60,298	$ 58,166	3.7	$ 58,166	$ 60,061	(3.2)

nm – Not meaningful

2005 Compared to 2004

Cost of Services and Sales

Cost of services and sales increased by $2,301 million, or 9.9% in 2005 compared to 2004. This increase was principally due to increases in pension and other postretirement benefit costs, higher direct wireless network costs, increases in wireless equipment costs and higher costs associated with our wireline growth businesses.

The overall impact of pension and other postretirement benefit plan assumption changes, combined with lower asset returns over the last several years, increased net pension and postretirement benefit expenses by $399 million in 2005 (primarily in cost of services and sales) compared to 2004. Higher direct wireless network charges resulted from increased MOUs in 2005 compared to 2004, partially offset by lower roaming, local interconnection and long distance rates. Cost of equipment sales was higher in 2005 due primarily to an increase in wireless devices sold together with an increase in cost per unit sold, driven by growth in customer additions and an increase in equipment upgrades in 2005. Higher costs associated with our wireline growth businesses, long distance and broadband connections, included a 2,400, or 1.7% increase in the number of Domestic Telecom employees as of December 31, 2005 compared to December 31, 2004. Costs in 2004 were impacted by lower interconnection expense charged by competitive local exchange carriers (CLECs) and settlements with carriers, including the MCI settlement recorded in 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense was $224 million, or 1.1% higher in 2005 compared to 2004. This increase was driven by increases in salary, pension and benefits costs, including an increase in the customer care and sales channel work force and sales commissions, partially offset by gains on real estate sales in 2005 and lower bad debt costs. In addition, 2004 included the favorable resolution of a 2003 Telecomunicaciones de Puerto Rico, Inc. (TELPRI) charge. Special and non-recurring items in selling, general and administrative expenses in 2005 were $315 million compared to special and non-recurring items in 2004 of $995 million.

Special and non-recurring items in 2005 included a pretax impairment charge of $125 million pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties, a net pretax charge of $98 million related to the restructuring of the Verizon management retirement benefit plans and a pretax charge of $59 million associated with employee severance costs and severance-related activities in connection with the voluntary separation program to surplus union-represented employees. Special and non-recurring items recorded in 2004 included $815 million related to pension settlement losses incurred in connection with the voluntary separation of approximately 21,000 employees in the fourth quarter of 2003 who received lump-sum distributions during 2004. Special charges in 2004 also include an expense credit of $204 million resulting from the favorable resolution of pre-bankruptcy amounts due from MCI, partially offset by a charge of $113 million related to operating asset losses.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $137 million, or 1.0% in 2005 compared to 2004. This increase was primarily due to the increase in depreciable assets and software, partially offset by lower rates of depreciation on telephone plant.

Sales of Businesses, Net

During the second quarter of 2005, we sold our wireline and directory businesses in Hawaii and recorded a net pretax gain of $530 million.

2004 Compared to 2003

Cost of Services and Sales

Cost of services and sales increased by $1,467 million, or 6.8% in 2004 compared to 2003. This increase was principally due to increased pension and other postretirement benefit costs, primarily at Domestic Telecom, higher direct wireless network charges and customer handset costs at Domestic Wireless as a result of customer base growth and higher costs at Domestic Telecom associated with growth businesses, partially offset by lower workforce levels and other cost reductions at Domestic Telecom.

The overall impact of pension and other postretirement benefit plan assumption changes, combined with lower asset returns over the last several years, increased net pension and postretirement benefit expenses by $1,166 million in 2004 (primarily in cost of services and sales) compared to 2003. Costs increased in 2004 at Domestic Wireless primarily due to higher direct wireless network charges resulting from increased MOUs in 2004 compared to 2003 and higher cost of equipment sales due to an increase in handsets sold, driven by growth in customer additions and an increase in equipment upgrades in 2004 compared to 2003. Higher customer premises equipment and other costs associated with our growth businesses at Domestic Telecom such as long distance and DSL also contributed to the increase in cost of services and sales. These expense increases were partially offset by the effect of workforce reductions. In 2004, Domestic Telecom benefited from an average of approximately 15,000 fewer employees compared to 2003 levels. This reduction in employees was principally due to a voluntary separation plan, which was completed in November 2003. Costs in 2004 were also impacted by lower interconnection expense charged by CLECs and settlements with carriers, including the MCI settlement recorded in the second quarter of 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense was $3,806 million, or 15.3% lower in 2004 compared to 2003. This decrease was driven by lower special charges in 2004 by $5,390 million and lower costs at Domestic Telecom associated with workforce reductions and by lower bad debt expense, partially offset by cost increases at Domestic Wireless and Domestic Telecom. Special charges related to severance, pension and benefits were $4,607 million lower in 2004 compared to 2003, driven primarily by fourth quarter 2003 charges incurred in connection with the voluntary separation of approximately 21,000 employees. Lease impairment and other special charges in 2003 were $496 million, compared to other special credits, net of $91 million in 2004.

Domestic Wireless’s salary and benefits expense increased by $821 million, including a $447 million increase in costs incurred in 2004 related to that segment’s long-term incentive program, and by an increase in the employee base, primarily in the customer care and sales channels. Also contributing to the increase at Domestic Wireless were higher sales commissions in our direct and indirect channels primarily related to an increase in customer additions and renewals during the year. Cost increases in 2004 at Domestic Telecom included higher net pension and benefit costs, as described in costs of services and sales above, additional other employee benefit costs and higher professional and general costs.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $303 million, or 2.2% in 2004 compared to 2003. This increase was primarily due to increased depreciation expense related to the increase in depreciable assets, partially offset by lower rates of depreciation on telephone plant.

Sales of Businesses, Net

In 2003, Information Services recorded a pretax gain of $141 million primarily related to the sale of its European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

Pension and Other Postretirement Benefits

For 2005 pension and other postretirement benefit costs, the discount rate assumption was lowered to 5.75% from 6.25% in 2004 consistent with interest rate levels at the end of 2004. The expected rate of return on pension plan assets remained 8.50% while the expected rate of return on postretirement benefit plan assets was lowered to 7.75% from 8.50% in 2004. The medical cost trend rate was 10% for 2005. For 2004 pension and other postretirement benefit costs, the discount rate assumption was lowered to 6.25% from 6.75% in 2003, consistent with interest rate levels at the end of 2003. The expected rate of return on pension and postretirement benefit plan assets was maintained at 8.50%. The medical cost trend rate assumption was 10% in 2004.

For 2006 pension and other postretirement benefit costs, we evaluated our key employee benefit plan assumptions in response to current conditions in the securities markets and medical and prescription drug cost trends. The discount rate assumption will be maintained at 5.75%, consistent with interest rate levels at the end of 2005. The expected rate of return on pension plan assets will remain 8.50% while the expected rate of return on postretirement benefit plan assets will increase to 8.25% from 7.75% in 2005. The medical cost trend rate will be 10% for 2006.

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

During 2005, we recorded net pension and postretirement benefit expense of $1,376 million ($839 million after-tax, or $.30 per diluted share), compared to net pension and postretirement benefit expense of $977 million ($596 million after-tax, or $.21 per diluted share) in 2004 and net pension and postretirement benefit income of $(189) million ($115 million after-tax, or $.04 per diluted share) in 2003.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased by $1,002 million in 2005 compared to 2004. The decrease is primarily due to a pretax gain of $787 million recorded on the sale of our 20.5% interest in TELUS Corporation (TELUS) in the fourth quarter of 2004 and the sale of another investment in 2004, lower equity income resulting from the sale of TELUS and estimated additional pension liabilities at Compañía Anónima Nacional Teléfonos de Venezuela (CANTV), partially offset by higher tax benefits and operational results at our Italian investment Vodafone Omnitel N.V. (Vodafone Omnitel).

Equity in earnings of unconsolidated businesses increased by $413 million in 2004 compared to 2003. The increase was primarily due to a pretax gain of $787 million recorded on the sale of our 20.5% interest in TELUS in 2004. This increase was partially offset by tax benefits in 2003 from a reorganization at Vodafone Omnitel and a contribution tax reversal benefiting Vodafone Omnitel. In early 2003, Vodafone Group Plc (Vodafone) completed the reorganization of several of its investments in Vodafone Omnitel that resulted in the consolidation of several holding companies. As a result, the intangible assets held by these holding companies were transferred to Vodafone Omnitel and became tax-deductible for Italian tax purposes. It was determined that this intangible asset was deductible over a three-year period as a customer database. At the time that the reorganization was effective, Vodafone Omnitel began recording the tax benefit associated with the newly created intangible asset in its reported income and Verizon recorded its share of that tax benefit. Separately, in September 2003, the European Court of Justice ruled that an Italian contribution tax on the use of wireless frequencies, established by Italy in 1998, was contrary to European Union law and that the Italian government must refund amounts previously paid by Italian wireless carriers. During the fourth quarter of 2003, Verizon recorded its share of the earnings impact of this favorable ruling. In 2003, we also recorded a pretax gain of $348 million in connection with the sale of our interest in Eurotel Praha, spol. s r.o. (Eurotel Praha), a wireless joint venture in the Czech Republic.

Income From Other Unconsolidated Businesses

Income from other unconsolidated businesses increased by $17 million in 2005 compared to 2004 and decreased by $256 million in 2004 compared to 2003. The decrease in 2004 was primarily driven by a $176 million net gain recorded in 2003 as a result of a payment received in connection with the liquidation of Genuity Inc. (Genuity) and the sales of shares of investments, including Taiwan Cellular Corporation (TCC) and TelecomAsia Corporation Public Company Limited (TelecomAsia) in 2003. This decrease was partially offset by a pretax gain of $43 million recorded in connection with the sale of our investment in Iowa Telecom preferred stock and TCC share sales in 2004.

Other Income and (Expense), Net

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Interest income	$ 120	$ 116	$ 95
Foreign exchange gains (losses), net	10	(13)	(11)
Other, net	107	(81)	(47)
Total	$ 237	$ 22	$ 37

In 2005, the changes in Other Income and (Expense), Net were primarily due to other, net income in the current year compared to other, net expenses in the prior year. Other, net in 2005 includes a pretax gain on the sale of a small international business, leased asset gains and investment gains. Other, net in 2005 and 2004 include expenses of $14 million and $55 million, respectively, related to the early retirement of debt. The changes in Other Income and (Expense), Net in 2004 were primarily due to higher other, net expenses, partially offset by higher interest income. Other, net in 2004 and 2003 includes expenses of $55 million and $61 million, respectively, related to the early retirement of debt.

Interest Expense

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Total interest expense	$ 2,180	$ 2,384	$ 2,797
Capitalized interest costs	352	177	144
Total interest costs on debt balances	$ 2,532	$ 2,561	$ 2,941

Average debt outstanding	$ 39,939	$ 42,555	$ 49,181
Effective interest rate	6.3%	6.0%	6.0%

In 2005, the decrease in interest costs was primarily due to a reduction in average debt level of $2,616 million compared to 2004, partially offset by higher average interest rates. Higher capital expenditures contributed to higher capitalized interest costs. In 2004, the decrease in interest costs was primarily due to a reduction in average debt level of $6,626 million compared to 2003. Higher capital expenditures contributed to higher capitalized interest costs.

Minority Interest

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Minority interest	$ 3,045	$ 2,409	$ 1,583

The increase in minority interest expense in 2005 was primarily due to higher earnings at Domestic Wireless, which has a significant minority interest attributable to Vodafone. The increase in minority interest expense in 2004 was primarily due to higher earnings at Domestic Wireless and higher earnings at TELPRI.

Provision for Income Taxes

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Provision for income taxes	$ 3,210	$ 2,851	$ 1,213
Effective income tax rate	30.3%	28.2%	26.0%

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before the provision for income taxes. Our effective income tax rate in 2005 was higher than 2004 due to taxes on overseas earnings repatriated during the year, lower foreign-related tax benefits and lower favorable deferred tax reconciliation adjustments. As a result of the capital gain realized in the second quarter of 2005 in connection with the sale of our Hawaii businesses, we recorded tax benefits of $336 million primarily related to prior year investment losses, which were largely offset by a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004. The effective income tax rate in 2004 was favorably impacted by the reversal of a valuation allowance relating to investments, and tax benefits related to deferred tax balance adjustments and expense credits that are not taxable.

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

Discontinued Operations

Discontinued operations represent the results of operations of Verizon Information Services Canada Inc. for all years presented in the consolidated statements of income and Grupo Iusacell, S.A. de C.V. (Iusacell) prior to the sale of Iusacell in July 2003. During 2004, we announced our decision to sell Verizon Information Services Canada Inc. and, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” we have classified the results of operations of Verizon Information Services Canada as discontinued operations. The sale closed in the fourth quarter of 2004 and resulted in a pretax gain of $1,017 million ($516 million after-tax, or $.18 per diluted share). In connection with the decision to sell our interest in Iusacell and a comparison of expected net sale proceeds to the net book value of our investment in Iusacell (including the foreign currency translation balance), we recorded a pretax loss of $957 million ($931 million after-tax, or $.33 per diluted share) in the second quarter of 2003.

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

Impact of SFAS No. 143

We adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” on January 1, 2003. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, prior to the adoption of SFAS No. 143, we included estimated removal costs in our group depreciation models. Consequently, in connection with the initial adoption of SFAS No. 143 we reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of $3,499 million ($2,150 million after-tax, or $.76 per diluted share).

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

Domestic Telecom

Domestic Telecom provides local telephone services, including voice, DSL, data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones in 28 states and Washington, D.C. As discussed earlier under “Consolidated Results of Operations,” in the second quarter of 2005, we sold wireline properties in Hawaii representing approximately 700,000 access lines or 1% of the total Domestic Telecom switched access lines in service. For comparability purposes, the results of operations shown in the tables below exclude the Hawaii properties that have been sold. This segment also provides long distance services, customer premises equipment distribution, video services, data solutions and systems integration, billing and collections and inventory management services.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Local services	$ 17,600	$ 18,269	$ 19,185
Network access services	12,217	12,058	12,544
Long distance services	4,347	4,141	3,751
Other services	3,452	3,553	3,575
	$ 37,616	$ 38,021	$ 39,055

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

The decline in local service revenues of $669 million, or 3.7% in 2005 and $916 million, or 4.8% in 2004 was mainly due to lower demand and usage of our basic local exchange and accompanying services, as reflected by declines in switched access lines in service of 6.7% in 2005 and 4.6% in 2004. These revenue declines were mainly driven by the effects of competition and technology substitution. Technology substitution affected local service revenue growth in both years, as declining demand for residential access lines resulted in 8.4% fewer lines at December 31, 2005 compared to December 31, 2004 and a reduction in lines of 5.4% during 2004, as more customers substituted wireless, broadband and cable services for traditional landline services. At the same time, basic business access lines declined by 3.5% in 2005 and 3.1% in 2004, primarily reflecting competition and a shift to high-speed, high-volume special access lines.

In the first quarter of 2005, the FCC adopted significant new unbundling rules which eliminated the requirement to unbundle mass market local switching for new orders on a nationwide basis, and provided for a one year transition period for existing UNE switching arrangements. See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – FCC Regulation” for additional information on FCC rulemakings concerning UNEs. Due to a decision by two major competitors to deemphasize their local market initiatives, wholesale voice connections (commercial local wholesale arrangements, UNE platform and resale lines) declined 1.1 million in 2005, to 5.5 million as of December 31, 2005, which reflected a 16.1% decrease compared to December 31, 2004. In 2004, prior to the adoption of these new rules, wholesale voice connections increased 0.8 million to 6.6 million as of December 31, 2004.

We continue to seek opportunities to retain and win-back customers. Our Freedom service plans offer local services with various combinations of long distance, wireless and Internet access services in a discounted bundle available on one customer bill. Since 2003, we have introduced our Freedom service plans in nearly all of our key markets. As of December 31, 2005, approximately 65% of Verizon’s residential customers have purchased local services in combination with either Verizon long distance or Verizon DSL, or both. For small businesses, we have also introduced Verizon Freedom for Business in eleven key markets, covering approximately 86% of business access lines.

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

Our network access revenues increased by $159 million, or 1.3% in 2005, and decreased $486 million, or 3.9% in 2004. These changes were principally due to increased DSL and carrier special access revenues, partially offset in 2005, and more than offset in 2004, by the impact of decreasing switched MOUs and access lines and mandatory price reductions associated with federal and state price cap filings and other regulatory decisions. We added 1.7 million new broadband connections, for a total of 5.1 million lines in service at December 31, 2005, an increase of 47.6% compared to 3.5 million lines in service at December 31, 2004. Total revenues for high-capacity and data services were $8,489 million in 2005, an increase of 10.5% compared to 2004 revenues of $7,679 million, which increased 7.1% compared to 2003. Special access revenue growth reflects continuing demand in the business market for high-capacity, high speed digital services, partially offset by lessening demand for older, low-speed data products and services and ongoing price reductions. Switched access revenues decreased due to declines in switched MOUs of 7.1% in 2005 compared to 2004 and 5.7% in 2004 compared to 2003, reflecting the impact of access line loss and technology substitution, partially offset in 2005 by a favorable adjustment associated with a recent regulatory decision.

The FCC regulates the rates that we charge long distance carriers and end-user customers for interstate access services. See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – FCC Regulation” for additional information on FCC rulemakings concerning federal access rates, universal service and unbundling of network elements and broadband services.

Long Distance Services

Long distance service revenues include both intraLATA toll services and interLATA long distance voice and data services.

Long distance service revenues increased $206 million, or 5.0% in 2005 and $390 million, or 10.4% in 2004, principally as a result of customer growth from our interLATA long distance services. In 2005, we added 1.0 million long distance lines, for a total of 18.4 million long distance lines nationwide, representing a 5.7% increase from December 31, 2004. In 2004, we added 2.3 million long distance lines, representing an increase of 15.5% from December 31, 2003. The introduction of our Freedom service plans continues to stimulate growth in long distance services. As of December 31, 2005, approximately 53% of our local wireline customers have chosen Verizon as their long distance carrier.

Other Services

Our other services include such services as billing and collections for long distance carriers, public (coin) telephone and customer premises equipment and supply sales. Other services revenues also include services provided by our non-regulated subsidiaries such as data solutions and systems integration businesses, and other services.

Revenues from other services declined by $101 million, or 2.8% in 2005, and by $22 million, or 0.6% in 2004. Revenues decreased due to the dissolution of non-strategic businesses, including the termination of a large commercial inventory management contract in 2005, and reduced business volumes related to billing and collection services and public telephone services, partially offset by increases resulting from higher sales of voice and data customer premises equipment and other services.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cost of services and sales	$ 15,604	$ 14,830	$ 14,512
Selling, general and administrative expense	8,419	8,621	8,363
Depreciation and amortization expense	8,801	8,910	9,107
	$ 32,824	$ 32,361	$ 31,982

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

In 2005, our cost of services and sales increased by $774 million, or 5.2% compared to 2004. Costs in 2005 were impacted by increased pension and other postretirement benefit costs. As of December 31, 2004, Verizon evaluated key employee benefit plan assumptions in response to conditions in the securities markets. The expected rate of return on pension plan assets has been maintained at 8.50%. However, the discount rate assumption has been lowered from 6.25% in 2004 to 5.75% in 2005, consistent with interest rate levels at the end of 2004. Further, there was an increase in the retiree health care cost trend rates. The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the last several years, resulted in net pension and other postretirement benefit expense (primarily in cost of services and sales) of $1,248 million in 2005, compared to net pension and postretirement benefit expense of $803 million in 2004. Also contributing to expense increases in cost of services and sales were higher costs associated with our growth businesses, including a 2,400, or 1.7% increase in the number of employees as of December 31, 2005 compared to December 31, 2004. Further, the expense increase was impacted by favorable adjustments to our interconnection expense in 2004, as a result of our ongoing reviews of local interconnection expense charged by CLECs and settlements with carriers, including the MCI settlement recorded in 2004.

In 2004, our cost of services and sales increased by $318 million, or 2.2% compared to 2003. Costs in 2004 were also impacted by increased pension and other postretirement benefit costs. As of December 31, 2003, Verizon evaluated key employee benefit plan assumptions in response to conditions in the securities markets and the result of extending and increasing limits (caps) on company payments toward retiree health care costs in connection with the union contracts ratified in 2003. The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the last several years, resulted in net pension and other postretirement benefit expense (primarily in cost of services and sales) of $803 million in 2004, as compared to pension income, net of other postretirement benefit expense of $312 million in 2003. Higher customer premises equipment and other costs associated with our growth businesses and annual wage increases also contributed to the increase in cost of services and sales. Further, the comparison of 2004 to 2003 cost of services and sales was affected by the 2003 reduction in operating expenses (primarily cost of services and sales) of approximately $130 million in 2003 for insurance recoveries related to the terrorist attacks on September 11, 2001.

These 2004 expense increases were partially offset by the effect of workforce reductions of an average of approximately 15,000 employees, principally due to a voluntary separation plan in November 2003. Costs in 2004 were also impacted by lower interconnection expense as a result of our ongoing reviews of local interconnection expense charged by CLECs and settlements with carriers, including the MCI settlement. Expense comparisons were also impacted by 2003 contingency costs incurred in connection with labor negotiations and other costs recorded in 2003.

See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – Interstate Access Charges and Intercarrier Compensation” for additional information on FCC rulemakings and other court decisions addressing intercarrier compensation for dial-up connections for Internet-bound traffic.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

Selling, general and administrative expense in 2005 decreased by $202 million, or 2.3% compared to 2004. This decrease was attributable to gains on the sale of real estate in 2005, lower property and gross receipts taxes and reduced bad debt costs, partially offset by higher net pension and benefit costs, as described above, and a prior year gain on the sale of two small business units.

In 2004, our selling, general and administrative expense increased by $258 million, or 3.1% compared to 2003. This increase includes higher net pension and benefit costs and higher professional and general costs, partially offset by the effect of workforce reductions and by lower bad debt expense, reduced property and gross receipts taxes, and a gain on the sale of two small business units.

Depreciation and Amortization Expense

The decreases in depreciation and amortization expense in 2005 of $109 million, or 1.2%, and $197 million, or 2.2% in 2004, were mainly driven by lower rates of depreciation, partially offset by higher plant, property and equipment balances and software amortization costs.

Segment Income

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Segment Income	$ 1,906	$ 2,652	$ 3,299

Segment income decreased by $746 million, or 28.1% in 2005 and $647 million, or 19.6% in 2004 primarily as a result of the after-tax impact of operating revenues and operating expenses described above. Special and non-recurring items of ($168) million, $346 million and $1,063 million, after-tax, affected the Domestic Telecom segment but were excluded from segment income in 2005, 2004 and 2003, respectively. Special and non-recurring items in 2005 primarily included a gain on the sale of the Hawaii wireline operations, Hawaii results of operations, and a net gain on the sale of a New York City office building, partially offset by net expenses associated with changes to management retirement benefit plans, severance costs and Verizon Center relocation-related costs. Special and non-recurring items in 2004 primarily included pension settlement losses, operating asset losses, and costs associated with the early retirement of debt, partially offset by an expense credit resulting from the favorable resolution of pre-bankruptcy amounts due from MCI as well as a gain on the sale of an investment. Special and non-recurring items in 2003 primarily include the costs associated with severance activity, including retirement enhancement costs, and pension settlements, partially offset by the favorable impact of adopting SFAS No. 143.

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

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Wireless sales and services	$ 32,301	$ 27,662	$ 22,489

Domestic Wireless’s total revenues of $32,301 million were $4,639 million, or 16.8% higher in 2005 compared to 2004. Service revenues of $28,131 million were $3,731 million, or 15.3% higher than 2004. The service revenue growth was primarily due to increased customers, partially offset by a decrease in average revenue per customer per month. Equipment and other revenue increased by $908 million, or 27.8%, principally as a result of an increase in wireless devices sold together with an increase in revenue per unit sold.

Our Domestic Wireless segment ended 2005 with 51.3 million customers, an increase of 7.5 million net new customers, or 17.2% compared to December 31, 2004. Retail net additions accounted for 7.2 million, or 95.8% of the total net additions. The overall composition of our Domestic Wireless customer base as of December 31, 2005 was 92.4% retail postpaid, 3.1% retail prepaid and 4.5% resellers. The average monthly churn rate, the rate at which customers disconnect service, decreased to 1.3% in 2005 compared to 1.5% in 2004. Retail postpaid churn decreased to 1.1% in 2005 compared to 1.3% in 2004.

Average revenue per customer per month decreased 1.5% to $49.49 in 2005 compared to 2004, primarily due to pricing changes to our America’s Choice and Family Share plans earlier in the year. Partially offsetting the impact of these pricing changes was a 71.7% increase in data revenue per customer in 2005 compared to 2004, driven by increased use of our messaging and other data services. Data revenues were $2,243 million and accounted for 8.0% of service revenue in 2005, compared to $1,116 million and 4.6% of service revenue in 2004. Average MOUs per customer increased to 665, or 16.1% in 2005 compared to 2004.

Domestic Wireless’s total revenues of $27,662 million were $5,173 million, or 23.0% higher in 2004 compared to 2003. Service revenues of $24,400 million were $4,064 million, or 20.0% higher than 2003. This revenue growth was largely attributable to customer additions and higher revenue per customer per month, including higher data revenue per customer. At December 31, 2004, customers totaled 43.8 million, an increase of 16.8% compared to December 31, 2003. Retail net additions accounted for 5.8 million, or 92.5% of the total net additions. Total churn decreased to 1.5% in 2004 compared to 1.8% in 2003. Average revenue per customer per month increased by 2.8% to $50.22 in 2004 compared to 2003, primarily due to a larger number of customers on higher access price plan offerings as well as an increase in data revenues per subscriber. Data revenues were $1,116 million in 2004 compared to $449 million in 2003. These increases were partially offset by decreased roaming revenue due to bundled pricing. Average MOUs per customer increased to 573, or 16.5% in 2004 compared to 2003.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cost of services and sales	$ 9,393	$ 7,747	$ 6,460
Selling, general and administrative expense	10,768	9,591	8,057
Depreciation and amortization expense	4,760	4,486	3,888
	$ 24,921	$ 21,824	$ 18,405

Cost of Services and Sales

Cost of services and sales, which are costs to operate the wireless network as well as the cost of roaming, long distance and equipment sales, increased by $1,646 million, or 21.2% in 2005 compared to 2004. Cost of services increased primarily due to higher direct wireless network charges resulting from increased MOUs in 2005 compared to 2004, partially offset by lower roaming, local interconnection and long distance rates. Cost of equipment sales was higher by 23.0% in 2005, due primarily to an increase in wireless devices sold together with an increase in cost per unit sold, driven by growth in customer additions and an increase in equipment upgrades in 2005 compared to 2004.

Cost of services and sales increased by $1,287 million, or 19.9% in 2004 compared to 2003. This increase was due primarily to increased network costs resulting from increased MOUs and an increase in cost of equipment sales driven by growth in new customer additions and increased equipment upgrades. These cost increases were partially offset by lower roaming, local interconnection and long distance rates.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $1,177 million, or 12.3% in 2005 compared to 2004. This increase was primarily due to an increase in salary and benefits expense of $382 million, which included a $70 million increase in costs incurred in 2005 related to our long-term incentive program, and by an increase in the employee base, primarily in the customer care and sales channels. Also contributing to the increase were higher sales commissions in our direct and indirect channels of $215 million, primarily related to an increase in customer additions and renewals during the year. Costs associated with regulatory fees, primarily the universal service fund, increased by $179 million in 2005 compared to 2004.

Selling, general and administrative expense increased by $1,534 million, or 19.0% in 2004 compared to 2003. This increase was due primarily to higher salary and benefits expense and increased sales commissions related to the growth in customer additions and higher costs associated with our long-term incentive program.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $274 million, or 6.1% in 2005 compared to 2004 and increased by $598 million, or 15.4% in 2004 compared to 2003. These increases were primarily due to increased depreciation expense related to the increases in depreciable assets.

Segment Income

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Segment Income	$ 2,219	$ 1,645	$ 1,083

Segment income increased by $574 million, or 34.9% in 2005 compared to 2004 and increased by $562 million, or 51.9% in 2004 compared to 2003, primarily as a result of the after-tax impact of operating revenues and operating expenses described above, partially offset by higher minority interest. There were no special items affecting this segment in 2005, 2004 or 2003.

Increases in minority interest in 2005 and 2004 were principally due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone.

Information Services

Information Services’ multi-platform business comprises yellow pages directories, SuperPages.com, our online directory and search services, and SuperPages On the Go, our directory and information services on wireless telephones. This segment’s operations are principally in the United States.

We sold our directory operations in Hawaii in connection with the sale of Verizon’s wireline properties in Hawaii discussed earlier under “Consolidated Results of Operations.” For comparability purposes, the results of operations shown in the tables below exclude the Hawaii operations that have been sold. In 2004, Verizon sold Verizon Information Services Canada, our directory operations in Canada, to an affiliate of Bain Capital, a private investment firm, for $1.6 billion. The sale resulted in an after-tax gain of $516 million. This gain and current and prior years’ results of operations for this business unit are classified as discontinued operations in accordance with SFAS No. 144, and are excluded from Information Services segment results.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Operating Revenues	$ 3,452	$ 3,549	$ 3,763

Operating revenues in 2005 decreased $97 million, or 2.7% compared to 2004, primarily due to reduced domestic print advertising revenue, partially offset by SuperPages.com revenue growth. Verizon’s domestic Internet directory service, SuperPages.com, achieved growth of 18% in gross revenues compared with 2004.

Operating revenues in 2004 decreased $214 million, or 5.7% compared to 2003, primarily due to reduced domestic print advertising revenue and elimination of revenue from the 2003 sale of European operations. SuperPages.com reported a 22% increase in revenue over 2003.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cost of services and sales	$ 593	$ 542	$ 554
Selling, general and administrative expense	1,107	1,319	1,387
Depreciation and amortization expense	92	87	79
Sales of businesses, net	–	–	(141)
	$ 1,792	$ 1,948	$ 1,879

Cost of Services and Sales

Cost of services and sales in 2005 increased $51 million, or 9.4% compared to 2004 and decreased by $12 million, or 2.2% in 2004 compared to 2003. The 2005 increase was primarily due to increased printing and distribution costs and higher costs associated with SuperPages.com. The decrease in 2004 was primarily due to reduced expenses related to the July 2003 sale of European operations.

Selling, General and Administrative Expense

Selling, general and administrative expenses decreased $212 million, or 16.1% in 2005 compared to 2004. This decrease was due primarily to cost reductions, as well as reduced bad debt and legal expenses. Selling, general and administrative expenses decreased $68 million, or 4.9% in 2004 compared to 2003. Lower bad debt expenses and reduced expenses related to the July 2003 sale of European operations were partially offset by higher domestic pension and benefit costs.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2005 increased by $5 million, or 5.7% compared to 2004 and by $8 million, or 10.1% in 2004 compared to 2003, primarily due to increased software amortization expense.

Sales of Businesses, Net

In 2003, we recorded a net pretax gain of $141 million primarily related to the sale of our European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

Segment Income

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Segment Income	$ 1,044	$ 968	$ 1,128

Segment income in 2005 increased by $76 million, or 7.9% compared to 2004 and decreased by $160 million, or 14.2% in 2004 compared to 2003. The increase in 2005 and decrease in 2004 were primarily the result of the after-tax impact of the operating revenues and expenses described above and lower interest expense in 2005 compared to 2004.

Special and non-recurring items of $(10) million, $(596) million, $1,660 million, after-tax, affected the Information Services segment but were excluded from segment income in 2005, 2004 and 2003, respectively. The special and non-recurring items in all years include the results of operations of the Hawaii directory operations. The special and non-recurring items in 2004 and 2003 include the results of operations of Verizon Information Services Canada. The special and non-recurring items in 2004 also included the gain on the sale of Verizon Information Services Canada, partially offset by pension settlement losses for employees who received lump-sum distributions under a prior year voluntary separation plan. Special and non-recurring items in 2003 also included a loss recorded in connection with the cumulative effect of the directory accounting change from the publication-date method of recognizing revenue and expenses to the amortization method, effective January 1, 2003, and severance charges related to a voluntary separation plan.

International

Our International segment includes international wireline and wireless telecommunication operations in the Americas and Europe. Our consolidated international investments as of December 31, 2005 included Verizon Dominicana, C. por A. (Verizon Dominicana) in the Dominican Republic and TELPRI in Puerto Rico. Either the cost or the equity method is applied to those investments in which we have less than a controlling interest.

On June 13, 2003, we announced our decision to sell our 39.4% consolidated interest in Iusacell and reclassified our investment and the results of operations of Iusacell as discontinued operations. We sold our shares in Iusacell on July 29, 2003. The results of operations for this business unit in 2003 are classified as discontinued operations in accordance with SFAS No. 144, and are excluded from International segment results.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Operating Revenues	$ 2,193	$ 2,014	$ 1,949

Revenues generated by our international businesses increased by $179 million, or 8.9% in 2005 compared to 2004 and increased by $65 million, or 3.3% in 2004 compared to 2003. The increase in 2005 was primarily due to favorable foreign exchange rates in the Dominican Republic as well as favorable wireless growth at both TELPRI and Verizon Dominicana, partially offset by a favorable adjustment to carrier access revenues at TELPRI in 2004. The increase in 2004 was primarily due to operational growth at Verizon Dominicana and a 2003 adjustment to carrier access revenues at TELPRI, partially offset by declining foreign exchange rates in the Dominican Republic.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cost of services and sales	$ 707	$ 626	$ 574
Selling, general and administrative expense	675	471	691
Depreciation and amortization expense	340	324	346
	$ 1,722	$ 1,421	$ 1,611

Cost of Services and Sales

Cost of services and sales increased in 2005 by $81 million, or 12.9% compared to 2004 and by $52 million, or 9.1% in 2004 compared to 2003. The increase in 2005 was due primarily to higher variable costs at Verizon Dominicana and at TELPRI as well as the appreciation of the Dominican Republic peso. The increase in 2004 reflected higher variable costs at Verizon Dominicana, partially offset by the decline of the Dominican Republic’s foreign exchange rates.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased in 2005 by $204 million, or 43.3% compared to 2004 and decreased by $220 million, or 31.8% in 2004 compared to 2003. The increase in 2005 reflects the favorable resolution in 2004 of a 2003 TELPRI charge recorded as a result of an adverse Puerto Rico Circuit Court of Appeals ruling on intra-island long distance access rates, the appreciation of the Dominican Republic peso and higher employee-related costs and commission expenses. The decrease in 2004 was primarily due to a TELPRI charge recorded in 2003 as a result of the Puerto Rico Circuit Court of Appeals ruling as well as the favorable resolution to the charge in 2004, an asset write-off in 2003, and declining foreign exchange rates in the Dominican Republic.

Depreciation and Amortization Expense

Depreciation and amortization expense increased in 2005 by $16 million, or 4.9% compared to 2004 and decreased $22 million, or 6.4% in 2004 compared to 2003. The increase in 2005 primarily reflects the appreciation of the Dominican Republic peso. The decrease in 2004 was due primarily to declining foreign exchange rates in the Dominican Republic and the adoption of SFAS No. 143 in 2003, offset in part by increased depreciation related to ongoing network capital expenditures in 2004.

Segment Income

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Segment Income	$ 1,251	$ 1,225	$ 1,392

Segment income increased in 2005 by $26 million, or 2.1% compared to 2004 and decreased by $167 million, or 12.0% in 2004 compared to 2003. The increase in 2005 reflects an increase in interest income, foreign exchange gains and lower income taxes, largely offset by lower equity in earnings of unconsolidated businesses and Verizon’s share (after minority interest) of the after-tax impact of the operating revenues and operating expenses previously described. The decrease in 2004 was primarily the result of the decrease in equity in earnings of unconsolidated businesses and income from other unconsolidated businesses, partially offset by Verizon’s share (after minority interest) of the after-tax impact of the operating revenues and operating expenses previously described.

Equity in earnings of unconsolidated businesses decreased in 2005 by $224 million, or 21.7% compared to 2004 and decreased by $60 million, or 5.5% in 2004 compared to 2003. The decrease in 2005 primarily resulted from lower equity income due to the sale of our TELUS interest in 2004, estimated additional pension liabilities at CANTV and the gain on the sale of an equity investment in 2004, partially offset by higher tax benefits and operational results at Vodafone Omnitel. The decrease in 2004 was driven primarily from Italian tax benefits in 2003 arising from a reorganization and the 2003 contribution tax reversal that resulted from a favorable European Court of Justice ruling at Vodafone Omnitel, partially offset by favorable foreign currency impacts from the euro on that investment and continued operational growth, as well as a gain on the sale of an equity investment in 2004. Income from other unconsolidated businesses decreased by $138 million, or 81.7% in 2004 compared to 2003. This decrease reflects lower gains realized from the sale of investments compared to 2003.

Special and non-recurring items of $(112) million, $(797) million and $791 million, after-tax, affected the International segment but were excluded from segment income in 2005, 2004 and 2003, respectively. The special and non-recurring items in 2005 primarily related to tax benefits realized in connection with prior years’ investment losses, partially offset by a net tax provision from the repatriation of foreign earnings. The special and non-recurring items in 2004 were related to the gain on sale of our investment in TELUS and tax benefits realized in connection with prior years’ sales of investments, partially offset by pension settlement losses for employees that received lump-sum distributions under a voluntary separation plan. The special and non-recurring items in 2003 include the impairment of our investment in Iusacell, partially offset by a gain on the sale of Eurotel Praha.

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

Sales of Businesses and Investments, Net

Sales of Businesses, Net

During 2005, we sold our wireline and directory businesses in Hawaii, including Verizon Hawaii Inc. which operated approximately 700,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon Online, Verizon Information Services and Verizon Select Services Inc. in Hawaii, to an affiliate of The Carlyle Group for $1,326 million in cash proceeds. In connection with this sale, we recorded a net pretax gain of $530 million ($336 million after-tax, or $.12 per diluted share).

Sales of Investments, Net

During 2004, we recorded a pretax gain of $787 million ($565 million after-tax, or $.20 per diluted share) on the sale of our 20.5% interest in TELUS in an underwritten public offering in the U.S. and Canada. In connection with this sale transaction, Verizon recorded a contribution of $100 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $500 million after taxes, or $.18 per diluted share related to this transaction and the accrual of the Verizon Foundation contribution.

Also during 2004, we sold all of our investment in Iowa Telecom preferred stock, which resulted in a pretax gain of $43 million ($43 million after-tax, or $.02 per diluted share). This preferred stock was received in 2000 in connection with the sale of access lines in Iowa.

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

Tax Matters

During 2005, we recorded a tax benefit of $336 million ($.12 per diluted share) in connection with capital gains and prior year investment losses. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million ($.09 per diluted share) related to prior year investment losses. The investment losses pertain to Iusacell, CTI Holdings, S.A. (CTI) and TelecomAsia.

Also during 2005, we recorded a net tax provision of $206 million ($.07 per diluted share) related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, which provides for a favorable federal income tax rate in connection with the repatriation of foreign earnings, provided the criteria described in the law is met. Two of Verizon’s foreign investments repatriated earnings resulting in income taxes of $332 million, partially offset by a tax benefit of $126 million.

As a result of the capital gain realized in 2004 in connection with the sale of Verizon Information Services Canada, we recorded tax benefits of $234 million ($.08 per diluted share) in the fourth quarter of 2004 pertaining to prior year investment impairments. The investment impairments primarily related to debt and equity investments in CTI, Cable & Wireless plc and NTL Incorporated.

Facility and Employee-Related Items

During 2005, we recorded a net pretax gain of $18 million ($8 million after-tax, or less than $.01 per diluted share) in connection with our planned relocation of several functions to Verizon Center, including a pretax gain of $120 million ($72 million after-tax, or $.03 per diluted share) related to the sale of a New York City office building, partially offset by a pretax charge of $102 million ($64 million after-tax, or $.02 per diluted share) primarily associated with relocation-related employee severance costs and related activities. Additional relocation costs are anticipated in 2006.

During 2005, we recorded a net pretax charge of $98 million ($59 million after-tax, or $.02 per diluted share) related to the restructuring of the Verizon management retirement benefit plans. This pretax charge was recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and includes the unamortized cost of prior pension enhancements of $441 million offset partially by a pretax curtailment gain of $343 million related to retiree medical benefits. In connection with this restructuring, management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006, after receiving an 18-month enhancement of the value of their pension and retiree medical subsidy, but will receive a higher savings plan matching contribution.

In addition, during 2005 we recorded a charge of $59 million ($36 million after-tax, or $.01 per diluted share) associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

During 2004, we recorded pretax pension settlement losses of $815 million ($499 million after-tax, or $.18 per diluted share) related to employees that received lump-sum distributions during 2004 in connection with the voluntary separation plan under which more than 21,000 employees accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, which requires that settlement losses be recorded once prescribed payment thresholds have been reached.

Total pension, benefit and other costs related to severance activities were $5,524 million ($3,399 million after-tax, or $1.20 per diluted share) in 2003, primarily in connection with the voluntary separation of more than 25,000 employees, as follows:

•

In connection with the voluntary separation of more than 21,000 employees during the fourth quarter of 2003, we recorded a pretax charge of $4,695 million ($2,882 million after-tax, or $1.02 per diluted share). This pretax charge included $2,716 million recorded in accordance with SFAS No. 88 and SFAS No. 106, for pension and postretirement benefit enhancements and a net curtailment gain for a significant reduction of the expected years of future service resulting from early retirements. In addition, we recorded a pretax charge of $76 million for pension settlement losses related to lump-sum settlements of some existing pension obligations. The fourth quarter pretax charge also included severance costs of $1,720 million and costs related to other severance-related activities of $183 million.

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

Other Special Items

During 2005, we recorded pretax charges of $139 million ($133 million after-tax, or $.05 per diluted share) including a pretax impairment charge of $125 million ($125 million after-tax, or $.04 per diluted share) pertaining to our leasing operations for aircraft leases involved in recent airline bankruptcy proceedings and a pretax charge of $14 million ($8 million after-tax, or less than $.01 per diluted share) in connection with the early retirement of debt.

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

During 2003, we recorded other special pretax charges of $557 million ($419 million after-tax, or $.15 per diluted share). These charges included $240 million ($156 million after-tax, or $.06 per diluted share) primarily in connection with environmental remediation efforts relating to several discontinued businesses, including a former facility that processed nuclear fuel rods in Hicksville, New York (see “Other Factors That May Affect Future Results – Recent Developments – Environmental Matters”) and a pretax impairment charge of $184 million ($184 million after-tax, or $.06 per diluted share) pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties and for power generating facilities. These 2003 charges also include pretax charges of $61 million ($38 million after-tax, or $.01 per diluted share) related to the early retirement of debt and other pretax charges of $72 million ($41 million after-tax, or $.01 per diluted share).

Consolidated Financial Condition

(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cash Flows Provided By (Used In)
Operating activities	$ 22,012	$ 21,820	$ 22,467
Investing activities	(18,492)	(10,343)	(12,236)
Financing activities	(5,034)	(9,856)	(10,959)
Increase (Decrease) In Cash and Cash Equivalents	$ (1,514)	$ 1,621	$ (728)

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

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In 2005, the increase in cash from operations compared to 2004 was primarily driven by the repatriation of $2.2 billion of foreign earnings from unconsolidated businesses and lower severance payments in 2005, largely offset by cash income tax payments, including taxes paid in 2005 related to the 2004 sales of Verizon Information Services Canada and TELUS shares, and higher pension fund contributions.

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

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of capital resources and facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. Including capitalized software, we invested $8,267 million in our Domestic Telecom business in 2005, compared to $7,118 million and $6,820 million in 2004 and 2003, respectively. We also invested $6,484 million in our Domestic Wireless business in 2005, compared to $5,633 million and $4,590 million in 2004 and 2003, respectively. The increase in capital spending of both Domestic Telecom and Domestic Wireless represents our continuing effort to invest in high growth areas including wireless, long distance, broadband and other wireline data initiatives.

In 2006, capital expenditures including capitalized software are expected to be in the range of $15.4 billion to $15.7 billion, excluding capital expenditures associated with MCI. Including MCI, capital expenditures are expected to be $17.0 billion to $17.4 billion in 2006.

We invested $4,684 million in acquisitions and investments in businesses during 2005, including $3,003 million to acquire NextWave Telecom Inc. (NextWave) personal communications services licenses, $641 million to acquire 63 broadband wireless licenses in connection with FCC auction 58, $419 million to purchase Qwest Wireless, LLC’s spectrum licenses and wireless network assets in several existing and new markets, $230 million to purchase spectrum from MetroPCS, Inc. and $297 million for other wireless properties and licenses. In 2004, we invested $1,196 million in acquisitions and investments in businesses, including $1,052 million for wireless licenses and businesses, including the NextWave licenses covering the New York metropolitan area, and $144 million related to Verizon’s limited partnership investments in entities that invest in affordable housing projects. In 2003, we invested $1,162 million in acquisitions and investments in businesses, including $762 million to acquire 50 wireless licenses and related network assets from Northcoast Communications LLC, $242 million related to Verizon’s limited partnership investments in entities that invest in affordable housing projects and $157 million for other wireless properties.

In 2005, we received cash proceeds of $1,326 million in connection with the sale of Verizon’s wireline and directory operations in Hawaii. In 2004, we received cash proceeds of $1,720 million, including $1,603 million from the sale of Verizon Information Services Canada and $117 million from the sale of a small business unit. In 2003, we received cash proceeds of $229 million, from the sale of our European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits. In 2005, 2004 and 2003, we invested $1,978 million, $1,827 million and $1,887 million, respectively, in short-term investments, primarily to pre-fund active employees’ health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $1,634 million, $1,727 million and $1,767 million in the years 2005, 2004 and 2003, respectively.

Other, net investing activities for 2005 includes a net investment of $913 million for the purchase of 43.4 million shares of MCI common stock from eight entities affiliated with Carlos Slim Helu, offset by cash proceeds of $713 million from property sales, including a New York City office building, and $349 million of repatriated proceeds from the sales of European investments in prior years. Other, net investing activities for 2004 include net cash proceeds of $1,632 million received in connection with the sale of our 20.5% interest in TELUS and $650 million in connection with sales of our interests in various other investments, including a partnership venture with Crown Castle International Corp., EuroTel Bratislava, a.s. and Iowa Telecom preferred stock. Other, net investing activities for 2003 include net cash proceeds of $415 million in connection with sales of our interests in various investments, primarily TCC and Crown Castle International Corp. and $195 million in connection with the sale of our interest in Eurotel Praha, representing a portion of the total proceeds of $525 million.

Under the terms of an investment agreement, Vodafone may require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times at its then fair market value. In the event Vodafone exercises its put rights, we have the right, exercisable at our sole discretion, to purchase up to $12.5 billion of Vodafone’s interest instead of Verizon Wireless for cash or Verizon stock at our option. Vodafone had the right to require the purchase of up to $10 billion during the 61-day period opening on June 10 and closing on August 9 in 2005, and did not exercise that right. As a result, Vodafone still has the right to require the purchase of up to $20 billion worth of its interest, not to exceed $10 billion in any one year, during a 61-day period opening on June 10 and closing on August 9 in 2006 and 2007. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt.

Cash Flows Used In Financing Activities

Cash of $303 million was used to reduce our total debt during 2005. We repaid $1,533 million of Domestic Wireless, $1,183 million of Domestic Telecom, $996 million of Verizon Global Funding Corp., $113 million of other corporate and $93 million of International long-term debt. The Domestic Telecom debt repayment includes the early retirement of $350 million of long-term debt and $806 million of other long-term debt at maturity. This decrease was largely offset by the issuance by Verizon Global Funding of long-term debt with a total principal amount of $1,500 million, resulting in total cash proceeds of $1,478 million, net of discounts and costs, and an increase in our short-term borrowings of $2,129 million.

Cash of $5,467 million was used to reduce our total debt during 2004. We repaid $2,315 million and $2,769 million of Domestic Telecom and corporate long-term debt, respectively. The Domestic Telecom debt repayment includes the early retirement of $1,275 million of long-term debt and $950 million of other long-term debt at maturity. The corporate debt repayment includes $1,984 million of zero-coupon convertible notes redeemed by Verizon Global Funding and $723 million of other corporate long-term debt at maturity. Also, during 2004, we decreased our short-term borrowings by $783 million and Verizon Global Funding issued $500 million of long-term debt.

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

Our ratio of debt to debt combined with shareowners’ equity was 49.6% at December 31, 2005 compared to 51.1% at December 31, 2004.

As of December 31, 2005, we had $11 million in bank borrowings outstanding. We also had approximately $6.7 billion of unused bank lines of credit (including a $6.0 billion three-year committed facility which expires in June 2008, a $400 million one-year committed facility for TELPRI which expires in February 2006 and various other facilities totaling approximately $400 million). In addition, our financing subsidiary had shelf registrations for the issuance of up to $8.5 billion of unsecured debt securities. The debt securities of our telephone and financing subsidiaries continue to be accorded high ratings by primary rating agencies. In February 2005, both Standard & Poor’s and Moody’s Investors Service (Moody’s) indicated that the proposed acquisition of MCI (see “Other Factors That May Affect Future Results – Recent Developments – MCI Merger”) may result in downgrades in Verizon’s debt ratings. At that time, Moody’s placed the short-term and long-term debt of Verizon and its telephone subsidiaries on review for possible downgrade, while simultaneously changing the outlook on the A3-rated Verizon Wireless debt to stable from positive. Standard & Poor’s placed the A+ long-term debt rating of Verizon and affiliates (including Verizon Wireless) on credit watch with negative implications. Fitch Ratings also placed the A+ rating of Verizon, along with the ratings of its affiliates, on ratings watch negative as a result of the proposed acquisition of MCI. In December 2005, Moody’s downgraded the long-term debt rating of Verizon to A3 from A2. At the same time, the short-term debt ratings of Verizon Global Funding and Verizon Network Funding were changed to Prime-2 from Prime-1. Both outlooks were changed to stable. Moody’s also placed the A3-rated long-term debt of Verizon Wireless on review for possible upgrade. These actions resolved the reviews initiated in February 2005. In January 2006, Fitch Ratings affirmed the A+ long-term debt ratings of Verizon and affiliates (including Verizon Wireless), removed them from rating watch negative, and assigned stable rating outlooks. The F1 short-term debt ratings of Verizon Global Funding and Verizon Network Funding were also affirmed. These short-term ratings had not been on rating watch negative. Also in January 2006, Standard & Poor’s lowered the long-term ratings of Verizon and subsidiaries (including Verizon Wireless) to A from A+, removed them from credit watch, and assigned a negative outlook. Short-term ratings assigned by Standard & Poor’s to Verizon Global Funding and Verizon Network Funding remain at A-1.

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. In 2005, Verizon increased its quarterly dividend by $.02 per share, or 5.2% to $.405 per share. In 2004 and 2003, we declared quarterly cash dividends of $.385 per share.

Common stock has generally been issued to satisfy some of the funding requirements of employee benefit plans. On January 19, 2006, the Board of Directors authorized the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2008. The Board of Directors also determined that no additional common shares may be purchased under the previous program.

Increase (Decrease) In Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2005 totaled $776 million, a $1,514 million decrease compared to cash and cash equivalents at December 31, 2004 of $2,290 million. The decrease in cash and cash equivalents in 2005 was primarily driven by increased capital expenditures and higher acquisitions and investments, partially offset by proceeds from the sale of businesses and lower repayments of borrowings. Our cash and cash equivalents at December 31, 2004 was $1,621 million higher compared to December 31, 2003. The increase was driven by higher proceeds from disposition of businesses and investments and lower debt repayment activity, partially offset by higher capital expenditures.

Additional Minimum Pension Liability and Employee Benefit Plan Contributions

We evaluate each pension plan to determine whether an additional minimum pension liability is required or whether any adjustment is necessary as determined by the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.” In 2005, we recorded a net benefit of $59 million, primarily in Employee Benefit Obligations and Other Assets. In 2004, we recorded an additional minimum pension liability of $587 million, primarily in Employee Benefit Obligations in the consolidated balance sheets, as a result of a lower discount rate at December 31, 2004. The changes in the assets and liabilities are recorded in Accumulated Other Comprehensive Loss, net of a tax benefit, in shareowners’ investment in the consolidated balance sheets.

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units and TELPRI. The majority of Verizon’s pension plans are adequately funded. We contributed $744 million, $325 million and $123 million in 2005, 2004 and 2003, respectively, to our qualified pension trusts. We also contributed $108 million, $118 million and $159 million to our nonqualified pension plans in 2005, 2004 and 2003, respectively.

Federal legislation was enacted on April 10, 2004 that provides temporary pension funding relief for the 2004 and 2005 plan years. The legislation replaced the 30-year treasury rate with a higher corporate bond rate for determining the current liability. Based on the funded status of the plans at December 31, 2005, we anticipate qualified pension trust contributions of $100 million in 2006, primarily for the TELPRI plans. Our estimate of the amount and timing of required qualified pension trust contributions for 2007 is based on current regulations including continued pension funding relief and is approximately $1,200 million, including TELPRI plans. Nonqualified pension contributions are estimated to be approximately $145 million and $180 million for 2006 and 2007, respectively.

Contributions to our other postretirement benefit plans generally relate to payments for benefits primarily on an as-incurred basis since the other postretirement benefit plans do not have similar funding requirements as the pension plans. Consequently, we contributed $1,085 million, $1,143 million and $1,014 million to our other postretirement benefit plans in 2005, 2004 and 2003, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1,180 million in 2006 and $1,370 million in 2007, prior to anticipated receipts related to Medicare subsidies.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 50 years as of December 31, 2005. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets. See “Special Items” for a discussion of lease impairment charges.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2005. Additional detail about these items is included in the notes to the consolidated financial statements.

(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (see Note 11)	$ 36,683	$ 4,909	$ 7,078	$ 4,439	$ 20,257
Capital lease obligations (see Note 10)	112	17	36	18	41
Total long-term debt	36,795	4,926	7,114	4,457	20,298
Interest on long-term debt (see Note 11)	24,973	2,219	3,587	3,116	16,051
Operating leases (see Note 10)	4,497	1,184	1,443	820	1,050
Purchase obligations (see Note 22)	669	486	151	22	10
Other long-term liabilities (see Note 15)	3,850	1,280	2,570	–	–
Total contractual obligations	$ 70,784	$ 10,095	$ 14,865	$ 8,415	$ 37,409

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

As of December 31, 2005, letters of credit totaling $140 million had been executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in equity investment prices and changes in corporate tax rates. We employ risk management strategies using a variety of derivatives, including interest rate swap agreements, interest rate locks, foreign currency forwards and collars and equity options. We do not hold derivatives for trading purposes.

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

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt and interest rate derivatives as of December 31, 2005 and 2004. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward parallel shifts in the yield curve. Our sensitivity analysis did not include the fair values of our commercial paper and bank loans because they are not significantly affected by changes in market interest rates.

(dollars in millions)
At December 31, 2005	Fair Value	Fair Value assuming +100 basis point shift	Fair Value assuming –100 basis point shift
Long-term debt and interest rate derivatives	$ 38,052	$ 36,123	$ 40,202

At December 31, 2004
Long-term debt and interest rate derivatives	$ 42,072	$ 39,952	$ 44,378

Foreign Currency Translation

The functional currency for our foreign operations is the local currency. At December 31, 2005, our primary translation exposure was to the Venezuelan bolivar, Dominican Republic peso and the euro. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. We also periodically hold cash balances in foreign currencies. The translation of foreign currency cash balances is recorded in the consolidated statements of income in Other Income and (Expense), Net. During 2005, the translation of these cash balances were not material. During 2005, we entered into zero cost euro collars to hedge a portion of our net investment in Vodafone Omnitel. In accordance with the provisions of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” and related amendments and interpretations, changes in the fair value of these contracts due to exchange rate fluctuations are recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operation being hedged. As of December 31, 2005, our positions in the zero cost euro collars have been settled. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of our other investments.

During 2004, we entered into foreign currency forward contracts to hedge our net investment in our Canadian operations and investments. In accordance with the provisions of SFAS No. 133, changes in the fair value of these contracts due to exchange rate fluctuations were recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operations being hedged. During 2004, we sold our Canadian operations and investments. Accordingly, the unrealized losses on these net investment hedge contracts were realized in net income along with the corresponding foreign currency translation balance. We recorded realized losses of $106 million ($58 million after-tax) related to these hedge contracts.

Our earnings were affected by foreign currency gains or losses associated with the U.S. dollar denominated assets and liabilities at Verizon Dominicana.

Through June 30, 2003, our earnings were affected by foreign currency gains or losses associated with the unhedged portion of U.S. dollar denominated debt at Iusacell (see “Consolidated Results of Operations – Other Consolidated Results – Discontinued Operations”).

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

•

We maintain benefit plans for most of our employees, including pension and other postretirement benefit plans. In the aggregate, the fair value of pension plan assets exceeds benefit obligations, which contributes to pension plan income. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and heath care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations (see “Consolidated Results of Operations – Consolidated Operating Expenses – Pension and Other Postretirement Benefits”). A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded as of December 31, 2005 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the tables below. Note that some of these sensitivities are not symmetrical as the calculations were based on all of the actuarial assumptions as of year-end.

Pension Plans

(dollars in millions)
	Percentage point change	Benefit obligation increase (decrease) at December 31, 2005	Pension expense increase (decrease) for the year ended December 31, 2005
Discount rate	+ 1.00	$ (4,093)	$ (216)
	- 1.00	5,165	173
Long-term rate of return on plan assets	+ 1.00	–	(393)
	- 1.00	–	393

Postretirement Plans

(dollars in millions)
	Percentage point change	Benefit obligation increase (decrease) at December 31, 2005	Postretirement benefit expense increase (decrease) for the year ended December 31, 2005
Discount rate	+ 1.00	$ (3,315)	$ (186)
	- 1.00	3,774	221
Long-term rate of return on plan assets	+ 1.00	–	(45)
	- 1.00	–	45
Health care trend rates	+ 1.00	3,378	474
	- 1.00	(2,745)	(352)

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

•

Intangible assets are a significant component of our consolidated assets. Wireless licenses of $47,804 million represent the largest component of our intangible assets. Our wireless licenses are indefinite-lived intangible assets, and as required by SFAS No. 142, are not amortized but are periodically evaluated for impairment. Any impairment loss would be determined by comparing the fair value of the wireless licenses with their carrying value. For 2004 and 2003, we used a residual method, which determined fair value by estimating future cash flows of the wireless business. Beginning in 2005, we began using a direct value approach in accordance with a September 29, 2004 Staff Announcement from the staff of the Securities and Exchange Commission (SEC), “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” The direct value approach also determines fair value by estimating future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any impairment.

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Effective January 1, 2003, Verizon adopted the fair value recognition provisions of SFAS No. 123. We plan to adopt SFAS No. 123(R) effective January 1, 2006, using the modified prospective method and expect that any impact will not be material to our financial position or ongoing results of operations.

Other Factors That May Affect Future Results
Recent Developments

MCI Merger

On February 14, 2005, Verizon announced that it had agreed to acquire MCI for a combination of Verizon common shares and cash (including MCI dividends). On May 2, 2005, Verizon announced that it agreed with MCI to further amend its agreement to acquire MCI for cash and stock of at least $26.00 per share, consisting of cash of $5.60, which was paid as a special dividend by MCI on October 27, 2005, after the October 6, 2005 approval of the transaction by MCI shareholders, plus the greater of .5743 Verizon shares for each MCI common share or a sufficient number of Verizon shares to deliver to shareholders $20.40 of value. Under this price protection feature, Verizon had the option of paying additional cash instead of issuing additional shares over the .5743 exchange ratio. This consideration was subject to adjustment at closing and may have been decreased based on MCI’s bankruptcy claims-related experience and international tax liabilities. The merger received the required state, federal and international regulatory approvals by year-end 2005, and on January 6, 2006, Verizon and MCI closed the merger.

Under terms of the merger agreement, MCI shareholders received .5743 shares of Verizon and cash for each of their MCI shares. Verizon elected to make a supplemental cash payment of $2.738 per MCI share, $779 million in the aggregate, rather than issue additional shares of Verizon common stock, so that the merger consideration was equal to at least $20.40 per MCI share. Verizon and MCI management mutually agreed that there was no purchase price adjustment related to the amount of MCI’s bankruptcy claims-related experience and international tax liabilities.

Separately, on April 9, 2005, Verizon entered into a stock purchase agreement with eight entities affiliated with Carlos Slim Helu to purchase 43.4 million shares of MCI common stock for $25.72 per share in cash plus an additional cash amount of 3% per annum from April 9, 2005 until the closing of the purchase of those shares. The transaction closed on May 17, 2005 and the additional cash payment was made through May 13, 2005. The total cash payment was $1,121 million. Under the stock purchase agreement, Verizon will pay the Slim entities an adjustment at the end of one year in an amount per MCI share calculated by multiplying (i) .7241 by (ii) the amount, if any, by which the price of Verizon’s common stock exceeds $35.52 per share (measured over a 20-day period), subject to a maximum excess amount per Verizon share of $26.98. After the closing of the stock purchase agreement, Verizon transferred the shares of MCI common stock it had purchased to a trust established pursuant to an agreement between Verizon and the Department of Justice. We received the special dividend of $5.60 per MCI share on these 43.4 million MCI shares, or $243 million, on October 27, 2005.

Redemption of MCI Debt

On January 17, 2006, Verizon announced offers to purchase two series of MCI senior notes, MCI $1,983 million aggregate principal amount of 6.688% Senior Notes Due 2009 and MCI $1,699 million aggregate principal amount of 7.735% Senior Notes Due 2014, at 101% of their par value. Due to the change in control of MCI that occurred in connection with the merger with Verizon on January 6, 2006, Verizon is required to make this offer to noteholders within 30 days of the closing of the merger of MCI and Verizon. Separately, Verizon notified noteholders that MCI is exercising its right to redeem both series of Senior Notes prior to maturity under the optional redemption procedures provided in the indentures. The 6.688% Notes were redeemed on March 1, 2006, and the 7.735% Notes were redeemed on February 16, 2006.

In addition, on January 20, 2006, Verizon announced an offer to repurchase MCI $1,983 million aggregate principal amount of 5.908% Senior Notes Due 2007 at 101% of their par value. On February 21, 2006, $1,804 million of these notes were redeemed by Verizon. Verizon satisfied and discharged the indenture governing this series of notes shortly after the close of the offer for those noteholders who did not accept this offer.

Issuance of Debt

In February 2006, Verizon issued $4,000 million of floating rate and fixed rate notes maturing from 2007 through 2035.

Spectrum Purchases

On February 15, 2005, the FCC’s auction of broadband personal communications services licenses ended and Verizon Wireless and Vista PCS, LLC were the highest bidders for 63 licenses totaling approximately $697 million. On May 13, 2005, the licenses won by Verizon Wireless were granted by the FCC. The licenses won by Vista PCS remain subject to FCC approval.

Sales of Businesses and Investments

Information Services

In December 2005, we announced that we are exploring divesting Information Services through a spin-off, sale or other strategic transaction. However, since this process is still ongoing, Information Services’ results of operations, financial position and cash flows remain in Verizon’s continuing operations.

Telephone Access Lines

We continually consider plans for a reduction in the size of our access line business, including through a spin-off mechanism or otherwise, so that we may pursue our strategy of placing greater focus on the higher growth businesses of broadband and wireless.

Environmental Matters

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. As a result, an additional environmental remediation expense of $240 million was recorded in 2003, for remedial activities likely to take place over the next several years. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to this reserve may be made. Adjustments may also be made based upon actual conditions discovered during the remediation at any of the sites requiring remediation.

New York Recovery Funding

In August 2002, President Bush signed the Supplemental Appropriations bill that included $5.5 billion in New York recovery funding. Of that amount, approximately $750 million has been allocated to cover utility restoration and infrastructure rebuilding as a result of the September 11th terrorist attacks on lower Manhattan. These funds will be distributed through the Lower Manhattan Development Corporation following an application and audit process. As of September 2004, we had applied for reimbursement of approximately $266 million under Category One, although we did not record this amount as a receivable. We received advances totaling $88 million in connection with this application process. On December 22, 2004, we applied for reimbursement of an additional $136 million of “category 2” losses, and on March 29, 2005 we amended our application seeking an additional $3 million. Category 2 funding is for permanent restoration and infrastructure improvement. According to the plan, permanent restoration is reimbursed up to 75% of the loss. On November 3, 2005, we received the results of preliminary audit findings disallowing all but $44 million of our original $266 million of costs in our Category One applications. On December 8, 2005, we provided a detailed rebuttal to the preliminary audit findings and are currently awaiting the final audit report. Our applications are pending.

Regulatory and Competitive Trends

Competition and Regulation

Technological, regulatory and market changes have provided Verizon both new opportunities and challenges. These changes have allowed Verizon to offer new types of services in this increasingly competitive market. At the same time, they have allowed other service providers to broaden the scope of their own competitive offerings. Current and potential competitors for network services include other telephone companies, cable companies, wireless service providers, foreign telecommunications providers, satellite providers, electric utilities, Internet service providers, providers of voice over the Internet, or VoIP services, and other companies that offer network services using a variety of technologies. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Many of our competitors also remain subject to fewer regulatory constraints than Verizon.

We are unable to predict definitively the impact that the ongoing changes in the telecommunications industry will ultimately have on our business, results of operations or financial condition. The financial impact will depend on several factors, including the timing, extent and success of competition in our markets, the timing and outcome of various regulatory proceedings and any appeals, and the timing, extent and success of our pursuit of new opportunities.

FCC Regulation

Our services are subject to the jurisdiction of the FCC with respect to interstate telecommunications services and other matters for which the FCC has jurisdiction under the Communications Act of 1934, as amended.

Broadband

The FCC has adopted a series of orders that recognize the competitive nature of the broadband market, and impose lesser regulatory requirements to broadband services and facilities than apply to narrowband. With respect to facilities, the FCC has determined that certain unbundling requirements that apply to narrowband facilities do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC has concluded that broadband Internet access services offered by telephone companies and their affiliates qualify as largely deregulated information services. The same order also concluded that telephone companies may offer the underlying broadband transmission services that are used as an input to Internet access services through private carriage arrangements on negotiated commercial terms. The FCC’s order addressing the appropriate regulatory treatment of broadband Internet access services is the subject of a pending appeal.

Video

The FCC has a body of rules that apply to cable operators under Title VI of the Communications Act of 1934, and these rules also generally apply to telephone companies that provide cable services over their networks. In addition, companies that provide cable service over a cable system generally must obtain a local cable franchise. The FCC currently is conducting a rulemaking proceeding to determine whether the local franchising process is serving as a barrier to entry for new providers of video services, like Verizon. In this proceeding, the FCC is evaluating the scope of its authority over the local franchise process and is considering adopting rules under Section 621 of the Communications Act of 1934 to ensure that the local franchising process does not undermine competitive entry.

Interstate Access Charges and Intercarrier Compensation

The current framework for interstate access rates was established in the Coalition for Affordable Local and Long Distance Services (CALLS) plan, which the FCC adopted on May 31, 2000. The CALLS plan has three main components. First, it establishes portable interstate access universal service support of $650 million for the industry that replaces implicit support previously embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge (SLC) and provides for de-averaging of the SLC by zones and class of customers. Third, the plan set into place a mechanism to transition to a set target of $.0055 per minute for switched access services. Once that target rate is reached, local exchange carriers are no longer required to make further annual price cap reductions to their switched access prices. As a result of tariff adjustments which became effective in July 2003, virtually all of our switched access lines reached the $.0055 benchmark.

The FCC currently is conducting a broad rulemaking proceeding to consider new rules governing intercarrier compensation including, but not limited to, access charges, compensation for Internet traffic, and reciprocal compensation for local traffic. The notice seeks comments about intercarrier compensation in general, and requests input on seven specific reform proposals.

The FCC also has pending before it issues relating to intercarrier compensation for dial-up Internet-bound traffic. The FCC previously found this traffic is not subject to reciprocal compensation under Section 251(b)(5) of the Telecommunications Act of 1996. Instead, the FCC established federal rates per minute for this traffic that declined from $.0015 to $.0007 over a three-year period, established caps on the total minutes of this traffic subject to compensation in a state, and required incumbent local exchange carriers to offer to both bill and pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. The U.S. Court of Appeals for the D.C. Circuit rejected part of the FCC’s rationale, but declined to vacate the order while it is on remand. As a result, pending further action by the FCC, the FCC’s underlying order remains in effect. The FCC subsequently denied a petition to discontinue the $.0007 rate cap on this traffic, but removed the caps on the total minutes of Internet-bound traffic subject to compensation. That decision is the subject of an appeal by several parties. Disputes also remain pending in a number of forums relating to the appropriate compensation for Internet-bound traffic during previous periods under the terms of our interconnection agreements with other carriers.

The FCC also is conducting a rulemaking proceeding to address the regulation of services that use Internet protocol, including whether access charges should apply to voice or other Internet protocol services. The FCC also considered several petitions asking whether, and under what circumstances, services that employ Internet protocol are subject to access charges. The FCC previously has held that one provider’s peer-to-peer Internet protocol service that does not use the public switched network is an interstate information service and is not subject to access charges, while a service that utilizes Internet protocol for only one intermediate part of a call’s transmission is a telecommunications service that is subject to access charges. Another petition asking the FCC to forbear from applying access charges to voice over Internet protocol services that are terminated on switched local exchange networks was withdrawn by the carrier that filed that petition. The FCC also declared the services offered by one provider of a voice over Internet protocol service to be jurisdictionally interstate on the grounds that it was impossible to separate that carrier’s Internet protocol service into interstate and intrastate components. The FCC also stated that its conclusion would apply to other services with similar characteristics. That order has been appealed.

The FCC also has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. More than half of special access revenues are now removed from price regulation. The FCC currently has a rulemaking proceeding underway to evaluate experience under its pricing flexibility rules, and to determine whether any changes to those rules are warranted.

Universal Service

The FCC also has a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including rules governing support to rural and non-rural high-cost areas, support for low income subscribers, and support for schools, libraries and rural health care. The FCC’s current rules for support to high-cost areas served by larger “non-rural” local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the FCC had not adequately justified these rules. The FCC has initiated a rulemaking proceeding in response to the court’s remand, but its rules remain in effect pending the results of the rulemaking. The FCC also has proceedings underway to evaluate possible changes to its current rules for assessing contributions to the universal service fund. Any change in the current assessment mechanism could result in a change in the contribution that local telephone companies, wireless carriers or others must make and that would have to be collected from customers.

Unbundling of Network Elements

Under section 251 of the Telecommunications Act of 1996, incumbent local exchange carriers were required to provide competing carriers with access to components of their network on an unbundled basis, known as UNEs, where certain statutory standards are satisfied. The Telecommunications Act of 1996 also adopted a cost-based pricing standard for these UNEs, which the FCC interpreted as allowing it to impose a pricing standard known as “total element long run incremental cost” or “TELRIC.” The FCC’s rules defining the unbundled network elements that must be made available at TELRIC prices have been overturned on multiple occasions by the courts. In its most recent order issued in response to these court decisions, the FCC eliminated the requirement to unbundle mass market local switching on a nationwide basis, with the obligation to accept new orders ending as of the effective date of the order (March 11, 2005). The FCC also established a one year transition for existing UNE switching arrangements. For high capacity transmission facilities, the FCC established criteria for determining whether high capacity loops, transport or dark fiber transport must be unbundled in individual wire centers, and stated that these standards were only expected to affect a small number of wire centers. The FCC also eliminated the obligation to provide dark fiber loops and found that there is no obligation to provide UNEs exclusively for wireless or long distance service. In any instance where a particular high capacity facility no longer has to be made available as a UNE, the FCC established a similar one year transition for any existing high capacity loop or transport UNEs, and an 18 month transition for any existing dark fiber UNEs. Verizon and other parties have challenged various aspects of the new FCC rules on appeal.

As noted above, the FCC has concluded that the requirement under Section 251 of the Telecommunications Act of 1996 to provide unbundled network elements at TELRIC prices generally does not apply with respect to broadband facilities, such as fiber to the premises loops, the packet-switched capabilities of hybrid loops and packet switching. The FCC also has held that any separate unbundling obligations that may be imposed by Section 271 of the Telecommunications Act of 1996 do not apply to these same facilities. The decision with respect to Section 271 is the subject of an ongoing appeal.

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

•

changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; and

•	the extent and timing of our ability to obtain revenue enhancements and cost savings following our business combination with MCI.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2005. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2005. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

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

/s/ Thomas A. Bartlett

Thomas A. Bartlett

Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Verizon Communications Inc. and subsidiaries (Verizon) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Verizon maintained effective internal control over financial reporting, as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2005 and our report dated February 23, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
New York, New York

February 23, 2006

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2005 and 2004, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, Verizon changed its methods of accounting for directory revenues and expenses, stock-based compensation and asset retirement obligations effective January 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Verizon’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2006 expressed an unqualified opinion thereon.

Ernst & Young LLP

Ernst & Young LLP
New York, New York

February 23, 2006

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

(dollars in millions, except per share amounts)
Years Ended December 31,	2005	2004	2003
Operating Revenues	$ 75,112	$ 71,283	$ 67,468

Operating Expenses
Cost of services and sales (exclusive of items shown below)	25,469	23,168	21,701
Selling, general & administrative expense	21,312	21,088	24,894
Depreciation and amortization expense	14,047	13,910	13,607
Sales of businesses, net	(530)	–	(141)
Total Operating Expenses	60,298	58,166	60,061

Operating Income	14,814	13,117	7,407
Equity in earnings of unconsolidated businesses	689	1,691	1,278
Income from other unconsolidated businesses	92	75	331
Other income and (expense), net	237	22	37
Interest expense	(2,180)	(2,384)	(2,797)
Minority interest	(3,045)	(2,409)	(1,583)
Income Before Provision for Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Change	10,607	10,112	4,673
Provision for income taxes	(3,210)	(2,851)	(1,213)
Income Before Discontinued Operations and Cumulative Effect of Accounting Change	7,397	7,261	3,460
Discontinued Operations
Income (loss) from operations	–	1,116	(869)
Provision for income taxes	–	(546)	(17)
Income (loss) on discontinued operations, net of tax	–	570	(886)
Cumulative Effect of Accounting Change, Net of Tax	–	–	503
Net Income	$ 7,397	$ 7,831	$ 3,077

Basic Earnings Per Common Share:
Income before discontinued operations and cumulative effect of accounting change	$ 2.67	$ 2.62	$ 1.26
Income (loss) on discontinued operations, net of tax	–	.21	(.32)
Cumulative effect of accounting change, net of tax	–	–	.18
Net Income(1)	$ 2.67	$ 2.83	$ 1.12
Weighted-average shares outstanding (in millions)	2,766	2,770	2,756

Diluted Earnings Per Common Share:
Income before discontinued operations and cumulative effect of accounting change	$ 2.65	$ 2.59	$ 1.25
Income (loss) on discontinued operations, net of tax	–	.20	(.31)
Cumulative effect of accounting change, net of tax	–	–	.18
Net Income(1)	$ 2.65	$ 2.79	$ 1.12
Weighted-average shares outstanding (in millions)	2,817	2,831	2,832

(1)	Total per share amounts may not add due to rounding.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

(dollars in millions, except per share amounts)
At December 31,	2005	2004
Assets
Current assets
Cash and cash equivalents	$ 776	$ 2,290
Short-term investments	2,498	2,257
Accounts receivable, net of allowances of $1,288 and $1,670	9,171	9,801
Inventories	1,780	1,535
Assets held for sale	–	950
Prepaid expenses and other	2,223	2,646
Total current assets	16,448	19,479

Plant, property and equipment	193,610	185,522
Less accumulated depreciation	118,305	111,398
	75,305	74,124
Investments in unconsolidated businesses	4,604	5,855
Wireless licenses	47,804	42,090
Goodwill	836	837
Other intangible assets, net	4,293	4,521
Other assets	18,840	19,052
Total assets	$ 168,130	$ 165,958

Liabilities and Shareowners’ Investment
Current liabilities
Debt maturing within one year	$ 7,141	$ 3,593
Accounts payable and accrued liabilities	12,351	13,177
Liabilities related to assets held for sale	–	525
Other	5,571	5,834
Total current liabilities	25,063	23,129
Long-term debt	31,869	35,674
Employee benefit obligations	18,819	17,941
Deferred income taxes	22,411	22,532
Other liabilities	3,534	4,069

Minority interest	26,754	25,053

Shareowners’ investment
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,774,865,381 shares issued in both periods)	277	277
Contributed capital	25,369	25,404
Reinvested earnings	15,905	12,984
Accumulated other comprehensive loss	(1,783)	(1,053)
Common stock in treasury, at cost	(353)	(142)
Deferred compensation-employee stock ownership plans and other	265	90
Total shareowners’ investment	39,680	37,560
Total liabilities and shareowners’ investment	$ 168,130	$ 165,958

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cash Flows from Operating Activities
Net Income	$ 7,397	$ 7,831	$ 3,077
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	14,047	13,910	13,607
Sales of businesses, net	(530)	–	(141)
(Gain) loss on sale of discontinued operations	–	(516)	931
Employee retirement benefits	1,840	1,999	3,048
Deferred income taxes	(1,059)	1,842	826
Provision for uncollectible accounts	1,290	1,181	1,789
Income from unconsolidated businesses	(781)	(1,766)	(1,609)
Cumulative effect of accounting change, net of tax	–	–	(503)
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:
Accounts receivable	(933)	(1,617)	(938)
Inventories	(252)	(274)	(80)
Other assets	(191)	578	101
Accounts payable and accrued liabilities	(1,034)	(1,930)	2,657
Other, net	2,218	582	(298)
Net cash provided by operating activities	22,012	21,820	22,467

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(15,324)	(13,259)	(11,874)
Acquisitions, net of cash acquired, and investments	(4,684)	(1,196)	(1,162)
Proceeds from disposition of businesses	1,326	117	229
Proceeds from discontinued operations	–	1,603	–
Net change in short-term and other current investments	(344)	(100)	(120)
Other, net	534	2,492	691
Net cash used in investing activities	(18,492)	(10,343)	(12,236)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	1,487	514	4,653
Repayments of long-term borrowings and capital lease obligations	(3,919)	(5,198)	(10,759)
Increase (decrease) in short-term obligations, excluding current maturities	2,129	(783)	(1,330)
Dividends paid	(4,427)	(4,262)	(4,239)
Proceeds from sale of common stock	37	320	839
Purchase of common stock for treasury	(271)	(370)	–
Other, net	(70)	(77)	(123)
Net cash used in financing activities	(5,034)	(9,856)	(10,959)
Increase (decrease) in cash and cash equivalents	(1,514)	1,621	(728)
Cash and cash equivalents, beginning of year	2,290	669	1,397
Cash and cash equivalents, end of year	$ 776	$ 2,290	$ 669

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners’ Investment Verizon Communications Inc. and Subsidiaries

(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2005		2004		2003
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	2,774,865	$ 277	2,772,314	$ 277	2,751,650	$ 275
Shares issued
Employee plans	–	–	2,501	–	20,664	2
Shareowner plans	–	–	50	–	–	–
Shares retired	–	–	–	–	–	–
Balance at end of year	2,774,865	277	2,774,865	277	2,772,314	277

Contributed Capital
Balance at beginning of year		25,404		25,363		24,685
Shares issued-employee and shareowner plans		(24)		2		725
Tax benefit from exercise of stock options		–		41		12
Other		(11)		(2)		(59)
Balance at end of year		25,369		25,404		25,363

Reinvested Earnings
Balance at beginning of year		12,984		9,409		10,536
Net income		7,397		7,831		3,077
Dividends declared ($1.62, $1.54 and $1.54 per share)		(4,479)		(4,265)		(4,250)
Shares issued-employee and shareowner plans		–		–		39
Other		3		9		7
Balance at end of year		15,905		12,984		9,409

Accumulated Other Comprehensive Loss
Balance at beginning of year		(1,053)		(1,250)		(2,110)
Foreign currency translation adjustment		(755)		548		568
Unrealized gains on net investment hedges		2		–		–
Unrealized gains (losses) on marketable securities		(21)		7		1
Unrealized derivative gains (losses) on cash flow hedges		10		17		(21)
Minimum pension liability adjustment		34		(375)		312
Other comprehensive income (loss)		(730)		197		860
Balance at end of year		(1,783)		(1,053)		(1,250)

Treasury Stock
Balance at beginning of year	(5,213)	(142)	(4,554)	(115)	(8,624)	(218)
Shares purchased	(7,859)	(271)	(9,540)	(370)	–	–
Shares distributed
Employee plans	1,594	59	8,881	343	4,047	102
Shareowner plans	22	1	–	–	23	1
Balance at end of year	(11,456)	(353)	(5,213)	(142)	(4,554)	(115)

Deferred Compensation–ESOPs and Other
Balance at beginning of year		90		(218)		(552)
Amortization		174		301		312
Other		1		7		22
Balance at end of year		265		90		(218)
Total Shareowners’ Investment		$ 39,680		$ 37,560		$ 33,466

Comprehensive Income
Net income		$ 7,397		$ 7,831		$ 3,077
Other comprehensive income (loss) per above		(730)		197		860
Total Comprehensive Income		$ 6,667		$ 8,028		$ 3,937

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1
Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon) is one of the world’s leading providers of communications services. Verizon’s domestic wireline telecommunications business provides local telephone services, including broadband, in 28 states and Washington, D.C. and nationwide long-distance and other communications products and services. Verizon’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive wireless networks. Information Services operates directory publishing businesses and provides electronic commerce services. Verizon’s International segment includes wireline and wireless communications operations and investments in the Americas and Europe. We have four reportable segments, which we operate and manage as strategic business units: Domestic Telecom, Domestic Wireless, Information Services and International. For further information concerning our business segments, see Note 17.

In connection with the closing of the merger with MCI, Inc. (MCI), which occurred on January 6, 2006, Verizon now owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks which includes over 270,000 domestic and 360,000 international route miles of fiber optic cable and provides access to over 140 countries worldwide. Operating as Verizon Business, we are now better able to provide next-generation IP network services to medium and large businesses and government customers. For further information concerning the merger with MCI, see Note 24.

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

Discontinued Operations, Assets Held for Sale, and Sales of Businesses and Investments

We classify as discontinued operations any component of our business that we hold for sale or dispose of that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes from the rest of Verizon. For those components, Verizon has no significant continuing involvement after disposal and their operations and cash flows are eliminated from Verizon’s ongoing operations. Sales not classified as discontinued operations are reported as either Sales of Businesses, Net, Equity in Earnings of Unconsolidated Businesses or Income From Other Unconsolidated Businesses in our consolidated statements of income.

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

Information Services

Information Services earns revenues primarily from print and online directory publishing. This segment recognizes revenues and expenses in our print directory business using the amortization method. Under the amortization method, revenues and direct expenses, primarily printing and distribution costs, are recognized over the life of the directory, which is usually 12 months. Revenue from our online directory, SuperPages.com, is recognized in the month it is earned.

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

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the year. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans, an exchangeable equity interest (see Note 9), and the zero-coupon convertible notes (see Note 11), which represent the only potentially dilutive common shares.

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

The asset lives used by our telephone operations are presented in the following table:

Average Lives (in years)
Buildings	25 - 42
Central office equipment	5 - 11
Outside communications plant
Copper cable	13 - 18
Fiber cable	20
Poles and conduit	30 - 50
Furniture, vehicles and other	3 - 15

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

Average Lives (in years)	From	To
Central office equipment
Digital switches	12	11
Circuit equipment	9	8 - 9
Outside plant
Copper cable	15 - 19	13 - 18

Computer Software Costs

We capitalize the cost of internal-use network and non-network software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of non-network internal-use software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 1 to 7 years and are included in Other Intangible Assets, Net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs under SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” see “Goodwill and Other Intangibles” below. Also, see Note 7 for additional detail of non-network internal-use software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed at least annually unless indicators of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Reporting units may be operating segments or one level below an operating segment, referred to as a component. Businesses for which discrete financial information is available are generally considered to be components of an operating segment. Components that are economically similar and managed by the same segment management group are aggregated and considered a reporting unit under SFAS No. 142, “Goodwill and Other Intangible Assets.” Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

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

We have tested our Domestic Wireless licenses for impairment at least annually unless indicators of impairment exist. Beginning in 2005, we began using a direct value approach in performing our annual impairment test on our Domestic Wireless licenses. The direct value approach determines fair value using estimates of future cash flows associated specifically with the licenses. Previously, we used a residual method, which determined the fair value of the wireless business by estimating future cash flows of the wireless operations. The fair value of aggregate wireless licenses was determined by subtracting from the fair value of the wireless business the fair value of all of the other net tangible and intangible (primarily recognized and unrecognized customer relationship intangible assets) assets of our wireless operations. We determined the fair value of our customer relationship intangible assets based on our average customer acquisition costs. We began using the direct value approach in 2005 in accordance with a September 29, 2004 Staff Announcement from the staff of the Securities and Exchange Commission (SEC), “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” Under either the direct method or the residual method, if the fair value of the aggregated wireless licenses was less than the aggregated carrying amount of the licenses, an impairment would have been recognized.

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

Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method (as permitted under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”) to all new awards granted, modified or settled after January 1, 2003. Under the prospective method, employee compensation expense in the first year will be recognized for new awards granted, modified, or settled. The options generally vest over a term of three years, therefore the expenses related to stock-based employee compensation included in the determination of net income for 2005, 2004 and 2003 are less than what would have been recorded if the fair value method was also applied to previously issued awards (see Note 2 for additional information on the impact of adopting SFAS No. 123).

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

In December 2005, we announced that Verizon management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006. See Note 15 for additional information.

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates, interest rates and equity prices. We employ risk management strategies using a variety of derivatives including foreign currency forwards and collars, equity options, interest rate swap agreements and interest rate locks. We do not hold derivatives for trading purposes.

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

Recent Accounting Pronouncements

Stock-Based Compensation

In December 2004, the FASB issued SFAS No. 123(R), “Share-Based Payment,” which revises SFAS No. 123. SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Effective January 1, 2003, Verizon adopted the fair value recognition provisions of SFAS No. 123. We plan to adopt SFAS No. 123(R) effective January 1, 2006, using the modified prospective method and expect that any impact will not be material to our financial position or ongoing results of operations.

Note 2
Accounting Change

Directory Accounting

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

(dollars in millions, except per share amounts)
Years Ended December 31,	2005	2004	2003
Net Income, As Reported	$ 7,397	$ 7,831	$ 3,077

Add: Stock option-related employee compensation expense included in reported net income, net of related tax effects	57	53	44
Deduct: Total stock option-related employee compensation expense determined under fair value based method for all awards, net of related tax effects	(57)	(124)	(215)
Pro Forma Net Income	$ 7,397	$ 7,760	$ 2,906

Earnings Per Share

Basic – as reported	$ 2.67	$ 2.83	$ 1.12
Basic – pro forma	2.67	2.80	1.05

Diluted – as reported	2.65	2.79	1.12
Diluted – pro forma	2.65	2.77	1.06

After-tax compensation expense for other stock-based compensation included in net income as reported for the years ended December 31, 2005, 2004 and 2003 was $370 million, $254 million and $80 million, respectively.

For additional information on assumptions used to determine the pro forma amounts as well as other information related to our stock-based compensation plans, see Note 14.

Asset Retirement Obligations

We adopted the provisions of SFAS No. 143 on January 1, 2003. SFAS No. 143 requires that companies recognize the fair value of a liability for asset retirement obligations in the period in which the obligations are incurred and capitalize that amount as part of the book value of the long-lived asset. We determined that Verizon does not have a material legal obligation to remove long-lived assets as described by this statement. However, prior to the adoption of SFAS No. 143, we included estimated removal costs in our group depreciation models. Consequently, in connection with the initial adoption of SFAS No. 143 we reversed accrued costs of removal in excess of salvage from our accumulated depreciation accounts for these assets. The adjustment was recorded as a cumulative effect of an accounting change, resulting in the recognition of a gain of $3,499 million ($2,150 million after-tax). Additionally, on December 31, 2005, FASB Interpretation (FIN) No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143” became effective. There was no impact of the adoption of FIN No. 47 on Verizon’s results of operations or financial position.

Note 3
Discontinued Operations and Sales of Businesses, Net

Discontinued Operations

Verizon Information Services Canada

During 2004, we announced our decision to sell Verizon Information Services Canada Inc. to an affiliate of Bain Capital, a global private investment firm, for $1,540 million (Cdn. $1,985 million). The sale closed during the fourth quarter of 2004 and resulted in a gain of $1,017 million ($516 million after-tax). In accordance with SFAS No. 144, we have classified the results of operations of Verizon Information Services Canada as discontinued operations in the consolidated statements of income in all years through the date of divestiture. Summarized results of operations for Verizon Information Services Canada are as follows:

(dollars in millions)
Years Ended December 31,	2004	2003

Income from operations of Verizon Information Services Canada before income taxes	$ 99	$ 88
Gain on sale of investment	1,017	–
Income tax provision	(546)	(39)
Income on discontinued operations, net of tax	$ 570	$ 49

Included in income from operations of Verizon Information Services Canada before income taxes in the preceding table are operating revenues of Verizon Information Services Canada prior to its sale in the fourth quarter of 2004 of $280 million and $284 million for the years ended December 31, 2004 and 2003, respectively.

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

Summarized results of operations for Iusacell, which was part of our International segment, follows:

(dollars in millions)

Year Ended December 31,	2003

Loss from operations of Iusacell before income taxes	$ –
Investment loss	(957)
Income tax benefit	22
Loss on discontinued operations, net of tax	$ (935)

Included in loss from operations of Iusacell before income taxes in the preceding table are operating revenues of $181 million for the year ended December 31, 2003.

Sales of Businesses, Net

Verizon Hawaii Inc.

During the second quarter of 2004, we entered into an agreement to sell our wireline and directory businesses in Hawaii, including Verizon Hawaii Inc. which operated approximately 700,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon

Online, Verizon Information Services and Verizon Select Services Inc. in Hawaii, to an affiliate of The Carlyle Group. This transaction closed during the second quarter of 2005. In connection with this sale, we received net proceeds of $1,326 million and recorded a net pretax gain of $530 million ($336 million after-tax). As a result of entering into the agreement to sell the Hawaii businesses, we separately classified the assets held for sale and related liabilities in the December 31, 2004 condensed consolidated balance sheet. Additional detail related to the assets held for sale, and related liabilities, follows:

(dollars in millions)
At December 31, 2004
Current assets	$ 109
Plant, property and equipment, net	820
Other non-current assets	21
Total assets	$ 950

Debt maturing within one year	$ 125
Other current liabilities	48
Long-term debt	302
Other non-current liabilities	50
Total liabilities	$ 525

Other Transactions

In 2003, we recorded a net pretax gain of $141 million ($88 million after-tax) primarily related to the sale of our European directory publication operations in Austria, the Czech Republic, Gibraltar, Hungary, Poland and Slovakia.

Note 4
Other Strategic Actions

Facility and Employee-Related Items

During 2005, we recorded a net pretax gain of $18 million ($8 million after-tax) in connection with our planned relocation of several functions to Verizon Center, including a pretax gain of $120 million ($72 million after-tax) related to the sale of a New York City office building, partially offset by a pretax charge of $102 million ($64 million after-tax) primarily associated with relocation-related employee severance costs and related activities.

During 2005, we recorded a net pretax charge of $98 million ($59 million after-tax) related to the restructuring of the Verizon management retirement benefit plans. This pretax charge was recorded in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits” and SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” and includes the unamortized cost of prior pension enhancements of $441 million offset partially by a pretax curtailment gain of $343 million related to retiree medical benefits. In connection with this restructuring, management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006, after receiving an 18-month enhancement of the value of their pension and retiree medical subsidy, but will receive a higher savings plan matching contribution.

In addition, during 2005 we recorded a charge of $59 million ($36 million after-tax) associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

During 2004, we recorded pretax pension settlement losses of $815 million ($499 million after-tax) related to employees that received lump-sum distributions during 2004 in connection with the voluntary separation plan under which more than 21,000 employees accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88, which requires that settlement losses be recorded once prescribed payment thresholds have been reached.

Total pension, benefit and other costs related to severance activities were $5,524 million ($3,399 million after-tax) in 2003, primarily in connection with the voluntary separation of more than 25,000 employees, as follows:

•

In connection with the voluntary separation of more than 21,000 employees during the fourth quarter of 2003, we recorded a pretax charge of $4,695 million ($2,882 million after-tax). This pretax charge included $2,716 million recorded in accordance with SFAS No. 88 and SFAS No. 106, for pension and postretirement benefit enhancements and a net curtailment gain for a significant reduction of the expected years of future service resulting from early retirements. In addition, we recorded a pretax charge of $76 million for pension settlement losses related to lump-sum settlements of some existing pension obligations. The fourth quarter pretax charge also included severance costs of $1,720 million and costs related to other severance-related activities of $183 million.

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

Tax Matters

During 2005, we recorded a tax benefit of $336 million in connection with capital gains and prior year investment losses. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to prior year investment losses. The investment losses pertain to Iusacell, CTI Holdings, S.A. (CTI) and TelecomAsia.

Also during 2005, we recorded a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, which provides for a favorable federal income tax rate in connection with the repatriation of foreign earnings, provided the criteria described in the law is met. Two of Verizon’s foreign investments repatriated earnings resulting in income taxes of $332 million, partially offset by a tax benefit of $126 million.

As a result of the capital gain realized in 2004 in connection with the sale of Verizon Information Services Canada, we recorded tax benefits of $234 million in the fourth quarter of 2004 pertaining to prior year investment impairments. The investment impairments primarily related to debt and equity investments in CTI, Cable & Wireless plc and NTL Incorporated.

Other Charges and Special Items

During 2005, we recorded pretax charges of $139 million ($133 million after-tax) including a pretax impairment charge of $125 million ($125 million after-tax) pertaining to our leasing operations for aircraft leases involved in recent airline bankruptcy proceedings and a pretax charge of $14 million ($8 million after-tax) in connection with the early retirement of debt.

In 2004, we recorded an expense credit of $204 million ($123 million after-tax) resulting from the favorable resolution of pre-bankruptcy amounts due from MCI. Previously reached settlement agreements became fully effective when MCI emerged from bankruptcy proceedings in the second quarter of 2004.

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

Note 5
Marketable Securities and Other Investments

We have investments in marketable securities which are considered “available-for-sale” under SFAS No. 115. These investments have been included in our consolidated balance sheets in Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded in Income From Other Unconsolidated Businesses in the consolidated statements of income for all or a portion of the unrealized loss, and a new cost basis in the investment is established. As of December 31, 2005, no impairments were determined to exist.

The following table shows certain summarized information related to our investments in marketable securities:

(dollars in millions)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2005
Investments in unconsolidated businesses	$ 215	$ 13	$ (3)	$ 225
Other assets	225	14	–	239
	$ 440	$ 27	$ (3)	$ 464
At December 31, 2004
Investments in unconsolidated businesses	$ 184	$ 7	$ (4)	$ 187
Other assets	149	40	–	189
	$ 333	$ 47	$ (4)	$ 376

Our investments in marketable securities are primarily bonds and mutual funds.

On April 9, 2005, Verizon entered into a stock purchase agreement with eight entities affiliated with Carlos Slim Helu to purchase 43.4 million shares of MCI common stock for $25.72 per share in cash plus an additional cash amount of 3% per annum from April 9, 2005 until the closing of the purchase of those shares. The transaction closed on May 17, 2005 and the additional cash payment was made through May 13, 2005. The total cash payment was $1,121 million. Under the stock purchase agreement, Verizon will pay the Slim entities an adjustment at the end of one year in an amount per MCI share calculated by multiplying (i) .7241 by (ii) the amount, if any, by which the price of Verizon’s common stock exceeds $35.52 per share (measured over a 20-day period), subject to a maximum excess amount per Verizon share of $26.98. After the closing of the stock purchase agreement, Verizon transferred the shares of MCI common stock it had purchased to a trust established pursuant to an agreement between Verizon and the Department of Justice. We received the special dividend of $5.60 per MCI share on these 43.4 million MCI shares, or $243 million, on October 27, 2005. See Note 24 for additional information about the MCI merger.

During 2004, we sold all of our investment in Iowa Telecom preferred stock, which resulted in a pretax gain of $43 million ($43 million after-tax) included in Income From Other Unconsolidated Businesses in the consolidated statements of income. The preferred stock was received in 2000 in connection with the sale of access lines in Iowa.

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We have, however, adjusted the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. During 2003, we recorded a net pretax gain of $176 million as a result of a payment received in connection with the liquidation of Genuity, Inc. In connection with this payment, Verizon recorded a contribution of $150 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $17 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution. The carrying values for investments not adjusted to market value were $5 million at December 31, 2005 and $52 million at December 31, 2004.

Note 6
Plant, Property and Equipment

The following table displays the details of plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	2005	2004
Land	$ 753	$ 772
Buildings and equipment	16,800	16,159
Network equipment	156,719	149,261
Furniture, office and data processing equipment	12,929	13,064
Work in progress	1,651	1,719
Leasehold improvements	2,373	1,948
Other	2,385	2,599
	193,610	185,522
Accumulated depreciation	(118,305)	(111,398)
Total	$ 75,305	$ 74,124

Note 7
Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

			(dollars in millions)
	Domestic Telecom	Information Services	International	Total
Balance at December 31, 2003	$ 314	$ 77	$ 444	$ 835
Goodwill reclassifications and other	1	–	1	2
Balance at December 31, 2004	315	77	445	837
Goodwill reclassifications and other	–	–	(1)	(1)
Balance at December 31, 2005	$ 315	$ 77	$ 444	$ 836

Other Intangible Assets

(dollars in millions)
	At December 31, 2005		At December 31, 2004
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer lists (1 to 7 years)	$ 3,452	$ 3,295	$ 3,444	$ 2,832
Non-network internal-use software (1 to 7 years)	7,504	3,427	6,866	2,997
Other (1 to 20 years)	83	24	62	22
Total	$ 11,039	$ 6,746	$ 10,372	$ 5,851
Unamortized intangible assets:
Wireless licenses	$ 47,804		$ 42,090

Intangible asset amortization expense was $1,528 million, $1,402 million, and $1,397 million for the years ended December 31, 2005, 2004 and 2003, respectively. It is estimated to be $1,183 million in 2006, $868 million in 2007, $702 million in 2008, $565 million in 2009 and $349 million in 2010, primarily related to customer lists and non-network internal-use software.

Note 8
Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

(dollars in millions)
	2005		2004
At December 31,	Ownership	Investment	Ownership	Investment
Equity Investees
CANTV	28.5%	$ 152	28.5%	$ 199
Vodafone Omnitel	23.1	2,591	23.1	4,642
Other	Various	772	Various	876
Total equity investees		3,515		5,717

Cost Investees	Various	1,089	Various	138
Total investments in unconsolidated businesses		$ 4,604		$ 5,855

Dividends and repatriations of foreign earnings received from investees amounted to $2,336 million in 2005, $162 million in 2004 and $198 million in 2003, respectively, and are reported in Other, Net operating activities in the consolidated statements of cash flows.

Equity Investees

CANTV

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) is Venezuela’s largest full-service telecommunications provider. CANTV offers local services, national and international long distance, Internet access and wireless services in Venezuela as well as public telephone, private network, data transmission, directory and other value-added services.

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is an Italian digital cellular telecommunications company. It is the second largest wireless provider in Italy. At December 31, 2005 and 2004, our investment in Vodafone Omnitel included goodwill of $937 million and $1,072 million, respectively.

During 2005, we repatriated $2,202 million of Vodafone Omnitel’s earnings through the repurchase of issued and outstanding shares of its equity. Vodafone Omnitel’s owners, Verizon and Vodafone Group Plc (Vodafone), participated on a pro rata basis; consequently, Verizon’s ownership interest after the share repurchase remained at 23.1%.

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

Other Equity Investees

Verizon has limited partnership investments in entities that invest in affordable housing projects, for which Verizon provides funding as a limited partner and receives tax deductions and tax credits based on its partnership interests. At December 31, 2005 and 2004, Verizon had equity investments in these partnerships of $652 million and $755 million, respectively. Verizon currently adjusts the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

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

The remaining investments include wireless partnerships in the U.S., and several other domestic and international investments.

Cost Investees

Some of our cost investments are carried at their current market value. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 5. Our cost investments include a variety of domestic and international investments primarily involved in providing telecommunication services.

The increase in our cost investments in unconsolidated businesses is primarily the result of the purchase of 43.4 million shares of MCI common stock from eight entities affiliated with Carlos Slim Helu (see Note 5).

Note 9
Minority Interest

Minority interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2005	2004
Minority interests in consolidated subsidiaries*:
Wireless joint venture (55%)	$ 24,683	$ 23,034
Cellular partnerships and other (various)	1,652	1,584
TELPRI (52%)	319	335
Preferred securities issued by subsidiaries	100	100
	$ 26,754	$ 25,053
*	Indicated ownership percentages are Verizon’s consolidated interests.

Wireless Joint Venture

The wireless joint venture was formed in April 2000 in connection with the combination of the U.S. wireless operations and interests of Verizon and Vodafone. The wireless joint venture operates as Verizon Wireless. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Under the terms of an investment agreement, Vodafone may require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times at its then fair market value. In the event Vodafone exercises its put rights, we have the right, exercisable at our sole discretion, to purchase up to $12.5 billion of Vodafone’s interest instead of Verizon Wireless for cash or Verizon stock at our option. Vodafone had the right to require the purchase of up to $10 billion during the 61-day period opening on June 10 and closing on August 9 in 2005, and did not exercise that right. As a result, Vodafone still has the right to require the purchase of up to $20 billion worth of its interest, not to exceed $10 billion in any one year, during a 61-day period opening on June 10 and closing on August 9 in 2006 and 2007. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt.

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

Preferred Securities Issued By Subsidiaries

On December 7, 2005, Verizon issued a notice to redeem $100 million Verizon International Holdings Ltd. Series A variable term voting cumulative preferred stock on January 15, 2006 at the redemption price per share of $100,000, plus accrued and unpaid dividends.

Note 10
Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms of less than 1 year to 50 years as of December 31, 2005. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets. See Note 4 for information on lease impairment charges.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

	(dollars in millions)
At December 31,	2005					2004
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	$ 3,847	$ 123	$ 3,970	$ 4,133	$ 173	$ 4,306
Estimated residual value	1,937	9	1,946	2,319	15	2,334
Unearned income	(2,260)	(11)	(2,271)	(2,631)	(19)	(2,650)
	$ 3,524	$ 121	3,645	$ 3,821	$ 169	3,990
Allowance for doubtful accounts			(375)			(326)
Finance lease receivables, net			$ 3,270			$ 3,664
Current			$ 30			$ 43
Noncurrent			$ 3,240			$ 3,621

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $3,049 million at December 31, 2005 and $3,226 million at December 31, 2004.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Pretax lease income	$ 119	$ 63	$ 108
Income tax expense/(benefit)	(25)	(52)	11
Investment tax credits	4	3	3

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases in excess of debt service requirements, for the periods shown at December 31, 2005, are as follows:

(dollars in millions)
Years	Capital Leases	Operating Leases
2006	$ 103	$ 22
2007	122	7
2008	128	4
2009	187	6
2010	161	2
Thereafter	3,269	–
Total	$ 3,970	$ 41

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense from continuing operations under operating leases amounted to $1,532 million in 2005, $1,347 million in 2004 and $1,334 million in 2003.

Capital lease amounts included in plant, property and equipment are as follows:

(dollars in millions)
At December 31,	2005	2004
Capital leases	$ 313	$ 596
Accumulated amortization	(137)	(412)
Total	$ 176	$ 184

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2005, are as follows:

(dollars in millions)
Years	Capital Leases	Operating Leases
2006	$ 37	$ 1,184
2007	28	791
2008	21	652
2009	13	504
2010	12	316
Thereafter	55	1,050
Total minimum rental commitments	166	$ 4,497
Less interest and executory costs	(54)
Present value of minimum lease payments	112
Less current installments	(17)
Long-term obligation at December 31, 2005	$ 95

As of December 31, 2005, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $46 million and $1 million, respectively.

Note 11
Debt

Debt Maturing Within One Year

Debt maturing within one year is as follows:

(dollars in millions)
At December 31,	2005	2004
Long-term debt maturing within one year	$ 4,926	$ 3,569
Commercial paper	2,204	–
Other short-term debt	11	24
Total debt maturing within one year	$ 7,141	$ 3,593

The weighted average interest rate for our commercial paper at year-end December 31, 2005 was 4.3%. There was no commercial paper outstanding at December 31, 2004.

Capital expenditures (primarily construction of telephone plant) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2005, we had approximately $6.7 billion of unused bank lines of credit. Certain of these lines of credit contain requirements for the payment of commitment fees.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

	(dollars in millions)
At December 31,	Interest Rates %	Maturities	2005	2004
Notes payable	4.00 – 8.61	2006 – 2035	$ 16,310	$ 17,481
Telephone subsidiaries – debentures and first/refunding mortgage bonds	4.63 – 7.00	2006 – 2042	11,869	12,958
	7.15 – 7.65	2007 – 2032	1,725	1,825
	7.85 – 9.67	2010 – 2031	1,926	1,930
Other subsidiaries – debentures and other	4.25 – 8.75	2006 – 2028	3,410	3,480
Zero-coupon convertible notes, net of unamortized discount of $790 and $830	3.18	2021	1,360	1,320
Employee stock ownership plan loans:
NYNEX debentures	9.55	2010	113	145
Capital lease obligations (average rate 11.9% and 9.4%)			112	138
Property sale holdbacks held in escrow, vendor financing and other	3.00 – 3.25	2006 – 2009	13	21
Unamortized discount, net of premium			(43)	(55)
Total long-term debt, including current maturities			36,795	39,243
Less: debt maturing within one year			(4,926)	(3,569)
Total long-term debt			$ 31,869	$ 35,674

Telephone Subsidiaries’ Debt

Our first mortgage bonds of $172 million are secured by certain telephone operations assets.

See Note 21 for additional information about guarantees of operating subsidiary debt.

Zero-Coupon Convertible Notes

In May 2001, Verizon Global Funding Corp. (Verizon Global Funding) issued approximately $5.4 billion in principal amount at maturity of zero-coupon convertible notes due 2021, resulting in gross proceeds of approximately $3 billion. The notes are convertible into shares of our common stock at an initial price of $69.50 per share if the closing price of Verizon common stock on the New York Stock Exchange exceeds specified levels or in other specified circumstances. The conversion price increases by at least 3% a year. The initial conversion price represents a 25% premium over the May 8, 2001 closing price of $55.60 per share. The zero-coupon convertible notes are callable by Verizon Global Funding on or after May 15, 2006. In addition, the notes are redeemable at the option of the holders on May 15th in each of the years 2004, 2006, 2011 and 2016. On May 15, 2004, $3,292 million of principal amount of the notes ($1,984 million after unamortized discount) were redeemed by Verizon Global Funding. As of December 31, 2005, the remaining zero-coupon convertible notes were classified as debt maturing within one year since they are redeemable at the option of the holders on May 15, 2006.

Support Agreements

All of Verizon Global Funding’s debt has the benefit of Support Agreements between us and Verizon Global Funding, which give holders of Verizon Global Funding debt the right to proceed directly against us for payment of interest, premium (if any) and principal outstanding should Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt do not have recourse to the stock or assets of most of our telephone operations; however, they do have recourse to dividends paid to us by any of our consolidated subsidiaries as well as assets not covered by the exclusion. Verizon Global Funding’s long-term debt, including current portion, aggregated $14,152 million at December 31, 2005. The carrying value of the available assets reflected in our consolidated balance sheets was approximately $63.9 billion at December 31, 2005.

Verizon and NYNEX Corporation are the joint and several co-obligors of the 20-Year 9.55% Debentures due 2010 previously issued by NYNEX on March 26, 1990. As of December 31, 2005, $113 million principal amount of this obligation remained outstanding. In addition, Verizon Global Funding has guaranteed the debt obligations of GTE Corporation (but not the debt of its subsidiary or affiliate companies) that were issued and outstanding prior to July 1, 2003. As of December 31, 2005, $3,400 million principal amount of these obligations remained outstanding. NYNEX and GTE no longer issue public debt or file SEC reports. See Note 21 for information on guarantees of operating subsidiary debt listed on the New York Stock Exchange.

On February 1, 2006, Verizon announced the merger of Verizon Global Funding into Verizon.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2005 are $4.9 billion in 2006, $4.7 billion in 2007, $2.5 billion in 2008, $1.7 billion in 2009, $2.8 billion in 2010 and $20.2 billion thereafter. These amounts include the debt, redeemable at the option of the holder, at the earliest redemption dates.

Note 12
Financial Instruments

Derivatives

The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each period by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

Interest Rate Risk Management

We have entered into domestic interest rate swaps, to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates. The ineffective portions of these hedges were recorded as gains in the consolidated statements of income of $4 million and $2 million for the years ended December 31, 2004 and 2003, respectively. During 2005, we entered into interest rate derivatives to limit our exposure to interest rate changes. In accordance with the provisions of SFAS No. 133, changes in fair value of these cash flow hedges due to interest rate fluctuations are recognized in Accumulated Other Comprehensive Loss. As of December 31, 2005, we have recorded unrealized gains of $5 million in Other Comprehensive Income (Loss) related to these interest rate cash flow hedges.

Foreign Exchange Risk Management

Our foreign exchange risk management includes the use of foreign currency forward contracts and cross currency interest rate swaps with foreign currency forwards. These contracts are typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations and are designated as cash flow hedges. There were no foreign currency contracts outstanding as of December 31, 2005. We record these contracts at fair value as assets or liabilities and the related gains or losses are deferred in shareowners’ investment as a component of Other Comprehensive Income (Loss). We have recorded net gains of $17 million and losses of $21 million in Other Comprehensive Income (Loss) for the years ended December 31, 2004 and 2003, respectively.

Net Investment Hedges

During 2005, we entered into zero cost euro collars to hedge a portion of our net investment in Vodafone Omnitel. In accordance with the provisions of SFAS No. 133 and related amendments and interpretations, changes in fair value of these contracts due to exchange rate fluctuations are recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operation being hedged. As of December 31, 2005, our positions in the zero cost euro collars have been settled. As of December 31, 2005, we have recorded unrealized gains of $2 million in Accumulated Other Comprehensive Loss related to these hedge contracts.

During 2004, we entered into foreign currency forward contracts to hedge our net investment in our Canadian operations and investments. In accordance with the provisions of SFAS No. 133, changes in the fair value of these contracts due to exchange rate fluctuations were recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operations being hedged. During 2004, we sold our Canadian operations and investments. Accordingly, the unrealized losses on these net investment hedge contracts were realized in net income along with the corresponding foreign currency translation balance. We recorded realized losses of $106 million ($58 million after-tax) related to these hedge contracts.

Other Derivatives

On May 17, 2005, we purchased 43.4 million shares of MCI common stock under a stock purchase agreement that contained a provision for the payment of an additional cash amount determined immediately prior to April 9, 2006 based on the market price of Verizon’s common stock (see Note 5). Under SFAS No. 133, this additional cash payment is an embedded derivative which we carry at fair value and is subject to changes in the market price of Verizon stock. Since this derivative does not qualify for hedge accounting under SFAS No. 133, changes in its fair value are recorded in the consolidated statements of income in Other Income and (Expense), Net. During 2005, we recorded pretax income of $57 million in connection with this embedded derivative.

In addition, we previously entered into several other contracts and similar arrangements that require fair value accounting under the provisions of SFAS No. 133 and related amendments and interpretations. We recorded charges of $3 million, gains of $4 million and charges of $13 million as mark-to-market adjustments related to these instruments for the years ended December 31, 2005, 2004 and 2003, respectively.

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

Fair Values of Financial Instruments

The tables that follow provide additional information about our significant financial instruments:

Financial Instrument	Valuation Method
Cash and cash equivalents and short-term investments	Carrying amounts

Short- and long-term debt (excluding capital leases)	Market quotes for similar terms and maturities or future cash flows discounted at current rates

Cost investments in unconsolidated businesses, derivative assets and liabilities and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

	(dollars in millions)
At December 31,	2005			2004
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt	$ 38,898	$ 40,313	$ 39,129	$ 42,231
Cost investments in unconsolidated businesses	1,089	1,089	138	138
Short- and long-term derivative assets	62	62	127	127
Notes receivable, net	80	80	81	81
Short- and long-term derivative liabilities	22	22	3	3

Note 13
Earnings Per Share and Shareowners’ Investment

Earnings Per Share

The following table is a reconciliation of the numerators and denominators used in computing earnings per common share:

(dollars and shares in millions, except per share amounts)
Years Ended December 31,	2005	2004	2003
Net Income Used For Basic Earnings Per Common Share
Income before discontinued operations and cumulative effect of accounting change	$ 7,397	$ 7,261	$ 3,460
Income (loss) on discontinued operations, net of tax	–	570	(886)
Cumulative effect of accounting change, net of tax	–	–	503
Net income	$ 7,397	$ 7,831	$ 3,077
Net Income Used For Diluted Earnings Per Common Share
Income before discontinued operations and cumulative effect of accounting change	$ 7,397	$ 7,261	$ 3,460
After-tax minority interest expense related to exchangeable equity interest	32	27	21
After-tax interest expense related to zero-coupon convertible notes	28	41	61
Income before discontinued operations and cumulative effect of accounting change – after assumed conversion of dilutive securities	7,457	7,329	3,542
Income (loss) on discontinued operations, net of tax	–	570	(886)
Cumulative effect of accounting change, net of tax	–	–	503
Net income – after assumed conversion of dilutive securities	$ 7,457	$ 7,899	$ 3,159
Basic Earnings Per Common Share
Weighted-average shares outstanding – basic	2,766	2,770	2,756
Income before discontinued operations and cumulative effect of accounting change	$ 2.67	$ 2.62	$ 1.26
Income (loss) on discontinued operations, net of tax	–	.21	(.32)
Cumulative effect of accounting change, net of tax	–	–	.18
Net income	$ 2.67	$ 2.83	$ 1.12
Diluted Earnings Per Common Share(1)
Weighted-average shares outstanding	2,766	2,770	2,756
Effect of dilutive securities:
Stock options	5	5	5
Exchangeable equity interest	29	29	28
Zero-coupon convertible notes	17	27	43
Weighted-average shares – diluted	2,817	2,831	2,832
Income before discontinued operations and cumulative effect of accounting change	$ 2.65	$ 2.59	$ 1.25
Income (loss) on discontinued operations, net of tax	–	.20	(.31)
Cumulative effect of accounting change, net of tax	–	–	.18
Net income	$ 2.65	$ 2.79	$ 1.12
(1)	Total per share amounts may not add due to rounding.

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 242 million shares during 2005, 253 million shares during 2004 and 248 million shares during 2003.

The diluted earnings per share calculation considers the assumed conversion of an exchangeable equity interest (see Note 9) and Verizon’s zero-coupon convertible notes (see Note 11).

Shareowners’ Investment

Our certificate of incorporation provides authority for the issuance of up to 250 million shares of Series Preferred Stock, $.10 par value, in one or more series, with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine.

We are authorized to issue up to 4.25 billion shares of common stock.

On January 22, 2004, the Board of Directors authorized the repurchase of up to 80 million common shares terminating no later than the close of business on February 28, 2006. We repurchased 7.9 million and 9.5 million common shares during 2005 and 2004, respectively.

On January 19, 2006, the Board of Directors authorized the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2008. The Board of Directors also determined that no additional common shares may be purchased under the previous program.

Note 14
Stock Incentive Plans

We determined stock-option related employee compensation expense for 2004 and 2003 using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

	2004	2003
Dividend yield	4.2%	4.0%
Expected volatility	31.3	30.9
Risk-free interest rate	3.3	3.4
Expected lives (in years)	6	6

We did not grant options during 2005.

The weighted-average value of options granted during 2004 and 2003 was $7.88 and $8.41, respectively. Our stock incentive plans are described below:

Fixed Stock Option Plans

We have fixed stock option plans for substantially all employees. Options to purchase common stock were granted at a price equal to the market price of the stock at the date of grant. The options generally vest over three years and have a maximum term of ten years.

This table summarizes our fixed stock option plans:

	Stock Options (in thousands)	Weighted-Average Exercise Price
Outstanding, January 1, 2003	261,437	$ 48.32
Granted	22,207	38.94
Exercised	(4,634)	31.29
Canceled/forfeited	(7,917)	47.87
Outstanding, December 31, 2003	271,093	47.86
Granted	16,824	36.75
Exercised	(10,163)	29.90
Canceled/forfeited	(6,364)	49.69
Outstanding, December 31, 2004	271,390	47.80
Granted	–	–
Exercised	(1,095)	29.74
Canceled/forfeited	(19,319)	51.36
Outstanding, December 31, 2005	250,976	47.62
Options exercisable, December 31,
2003	233,374	48.27
2004	239,093	48.91
2005	236,158	48.27

The following table summarizes information about fixed stock options outstanding as of December 31, 2005:

	Stock Options Outstanding				Stock Options Exercisable
Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Life		Weighted-Average Exercise Price	Shares (in thousands)	Weighted-Average Exercise Price
$20.00 – 29.99	32	6.74	years	$ 27.25	32	$ 27.25
30.00 – 39.99	56,085	5.24		36.73	41,281	36.52
40.00 – 49.99	98,448	4.65		45.33	98,435	45.33
50.00 – 59.99	95,087	4.11		56.22	95,086	56.22
60.00 – 69.99	1,324	3.79		62.11	1,324	62.11
Total	250,976	4.57		47.62	236,158	48.27

Performance-Based Shares

In 2005, stock compensation awards consisted of performance-based stock units and restricted stock units that vest over three years. The 2005 performance-based stock units and restricted stock units will be paid in cash upon vesting. The expense associated with these awards is disclosed as part of other stock-based compensation (see Note 2).

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

The number of shares accrued for the performance-based share programs was 5,521,000, 5,993,000 and 6,707,000 at December 31, 2005, 2004 and 2003, respectively.

Note 15
Employee Benefits

We maintain noncontributory defined benefit pension plans for many of our employees. The postretirement health care and life insurance plans for our retirees and their dependents are both contributory and noncontributory and include a limit on the company’s share of cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans.

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans.

In December 2005, we announced that Verizon management employees will no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006. In addition, new management employees hired after December 31, 2005 are not eligible for pension benefits and managers with less than 13.5 years of service as of June 30, 2006 are not eligible for company-subsidized retiree healthcare or retiree life insurance benefits. Beginning July 1, 2006, management employees will receive an increased company match on their savings plan contributions.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2005	2004	2005	2004
Change in Benefit Obligation
Beginning of year	$ 37,395	$ 40,968	$ 27,077	$ 24,581
Service cost	721	712	373	282
Interest cost	2,070	2,289	1,519	1,479
Plan amendments	181	(65)	59	248
Actuarial loss, net	390	2,467	520	2,017
Benefits paid	(2,977)	(2,884)	(1,706)	(1,532)
Termination benefits	11	4	1	2
Settlements	(35)	(6,105)	–	–
Acquisitions and divestitures, net	(194)	–	(34)	–
Other	(1)	9	–	–
End of year	37,561	37,395	27,809	27,077

Change in Plan Assets
Beginning of year	39,106	42,776	4,549	4,467
Actual return on plan assets	4,246	4,874	348	471
Company contributions	852	443	1,085	1,143
Benefits paid	(2,977)	(2,884)	(1,706)	(1,532)
Settlements	(35)	(6,105)	–	–
Acquisitions and divestitures, net	(202)	2	–	–
End of year	40,990	39,106	4,276	4,549

Funded Status
End of year	3,429	1,711	(23,533)	(22,528)
Unrecognized
Actuarial loss, net	4,761	5,486	7,585	7,335
Prior service cost	1,075	1,387	4,310	4,193
Transition obligation	1	1	16	18
Net amount recognized	$ 9,266	$ 8,585	$ (11,622)	$ (10,982)

Amounts recognized on the balance sheet
Prepaid pension cost (in Other Assets)	$ 12,704	$ 12,302	$ –	$ –
Assets held for sale	–	1	–	–
Other assets	478	463	–	–
Employee benefit obligation	(5,473)	(5,774)	(11,622)	(10,953)
Liabilities related to assets held for sale	–	–	–	(29)
Minority interest	168	145	–	–
Accumulated other comprehensive loss	1,389	1,448	–	–
Net amount recognized	$ 9,266	$ 8,585	$ (11,622)	$ (10,982)

Changes in benefit obligations were caused by factors including changes in actuarial assumptions (see Assumptions below), curtailments and settlements.

In 2005 as a result of our announcement regarding management retiree benefits, we recorded pre-tax expense of $441 million for pension curtailments and pre-tax income of $343 million for retiree medical curtailments (see Note 4 for additional information).

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

In 2003 Verizon reduced its workforce using its employee severance plans (see Note 4). Additionally, in 2005, 2004 and 2003, several of the pension plans’ lump-sum pension distributions surpassed the settlement threshold equal to the sum of service cost and interest cost requiring settlement recognition for all cash settlements for each of those years.

The accumulated benefit obligation for all defined benefit pension plans was $36,128 million and $35,389 million at December 31, 2005 and 2004, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2005	2004
Projected benefit obligation	$ 13,100	$ 12,979
Accumulated benefit obligation	12,575	12,508
Fair value of plan assets	8,605	7,816

Net Periodic Cost

	(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2005	2004	2003	2005	2004	2003
Service cost	$ 721	$ 712	$ 785	$ 373	$ 282	$ 176
Interest cost	2,070	2,289	2,436	1,519	1,479	1,203
Expected return on plan assets	(3,348)	(3,709)	(4,150)	(353)	(414)	(430)
Amortization of transition asset	–	(4)	(41)	2	2	2
Amortization of prior service cost	45	60	23	285	234	(9)
Actuarial loss (gain), net	146	57	(337)	278	187	130
Net periodic benefit (income) cost	(366)	(595)	(1,284)	2,104	1,770	1,072

Termination benefits	3	4	2,588	1	2	508
Termination benefits – Hawaii operations sold	8	–	–	–	–	–
Settlement loss	–	815	229	–	–	–
Settlement loss – Hawaii operations sold	80	–	–	–	–	–
Curtailment (gain) loss and other, net	441	1	65	(343)	2	(130)
Curtailment loss – Hawaii operations sold	6	–	–	–	–	–
Subtotal	538	820	2,882	(342)	4	378
Total cost	$ 172	$ 225	$ 1,598	$ 1,762	$ 1,774	$ 1,450

The termination benefits, settlement loss and curtailment loss amounts pertaining to the Hawaii operations sold were recorded in the consolidated statements of income in Sales of Businesses, Net.

Additional Information

We evaluate each pension plan to determine whether any additional minimum liability is required. As a result of changes in interest rates and changes in investment returns, an adjustment to the additional minimum pension liability was required for a small number of plans as indicated below. The adjustment in the liability is recorded as a charge or (credit) to Accumulated Other Comprehensive Loss, net of tax, in shareowners’ investment in the consolidated balance sheets.

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Increase (decrease) in minimum liability included in other comprehensive income, before tax	$ (59)	$ 587	$ (513)

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life
At December 31,	2005	2004	2005	2004
Discount rate	5.75%	5.75%	5.75%	5.75%
Rate of future increases in compensation	4.00	5.00	4.00	4.00

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life
Years Ended December 31,	2005	2004	2003	2005	2004	2003
Discount rate	5.75%	6.25%	6.75%	5.75%	6.25%	6.75%
Expected return on plan assets	8.50	8.50	8.50	7.75	8.50	8.50
Rate of compensation increase	5.00	5.00	5.00	4.00	4.00	4.00

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period, or longer. Those estimates are based on a combination of factors including the following: current market interest rates and valuation levels, consensus earnings expectations, historical long-term risk premiums and value-added. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust’s long-term asset allocation policy.

The assumed Health Care Cost Trend Rates follow:

	Health Care and Life
At December 31,	2005	2004	2003
Health care cost trend rate assumed for next year	10.00%	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2010	2009	2008

Assumed health care trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in millions)
One-Percentage-Point	Increase	Decrease
Effect on 2005 total service and interest cost	$ 295	$ (232)
Effect on postretirement benefit obligation as of December 31, 2005	3,378	(2,745)

Plan Assets

Pension Plans

The weighted-average asset allocations for the pension plans by asset category follow:

At December 31,	2005	2004
Asset Category
Equity securities	63.4%	63.0%
Debt securities	17.5	18.2
Real estate	3.2	3.5
Other	15.9	15.3
Total	100.0%	100.0%

Equity securities include Verizon common stock in the amounts of $72 million (less than 1% of total plan assets) and $121 million (less than 1% of total plan assets) at December 31, 2005 and 2004, respectively. Other assets include cash and cash equivalents (primarily held for the payment of benefits), private equity and investments in absolute return strategies.

Health Care and Life Plans

The weighted-average asset allocations for the other postretirement benefit plans by asset category follow:

At December 31,	2005	2004
Asset Category
Equity securities	71.9%	66.7%
Debt securities	22.1	25.6
Real estate	0.1	0.1
Other	5.9	7.6
Total	100.0%	100.0%

Equity securities include Verizon common stock in the amounts of $4 million (less than 1% of total plan assets) and $8 million (less than 1% of total plan assets) at December 31, 2005 and 2004, respectively.

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

Cash Flows

Federal legislation was enacted on April 10, 2004 that provides temporary pension funding relief for the 2004 and 2005 plan years. The legislation replaced the 30-year treasury rate with a higher corporate bond rate for determining the current liability. In 2005, we contributed $744 million to our qualified pension trusts, $108 million to our nonqualified pension plans and $1,085 million to our other postretirement benefit plans. Our estimate of the amount and timing of required qualified pension trust contributions for 2006 is based on current regulations, including continued pension funding relief, and is approximately $100 million, primarily for the TELPRI plans. We anticipate $145 million in contributions to our non-qualified pension plans in 2006 and $1,180 million to our other postretirement benefit plans.

Estimated Future Benefit Payments

The benefit payments to retirees, which reflect expected future service, are expected to be paid as follows:

	(dollars in millions)
	Pension Benefits	Health Care and Life Gross of Medical Subsidy
2006	$ 2,626	$ 1,679
2007	2,649	1,769
2008	2,607	1,825
2009	2,887	1,853
2010	3,187	1,925
2011 – 2015	17,217	9,651

Medicare Prescription Drug subsidies expected to offset the future Health Care and Life benefit payments noted above are as follows:

(dollars in millions)
Health Care and Life
2006	$ 88
2007	93
2008	96
2009	97
2010	101
2011 – 2015	500

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Under these plans, we match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from these ESOPs. Common stock is allocated from all leveraged ESOP trusts based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. The final debt service payments and related share allocations for two of our leveraged ESOPs were made in 2004. At December 31, 2005, the number of unallocated and allocated shares of common stock was 5 million and 76 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

We recognize leveraged ESOP cost based on the modified shares allocated method for the leveraged ESOP trusts which purchased securities before December 15, 1989 and the shares allocated method for the leveraged ESOP trust which purchased securities after December 15, 1989. ESOP cost and trust activity consist of the following:

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Compensation	$ 39	$ 159	$ 148
Interest incurred	–	12	22
Dividends	(16)	(16)	(24)
Net leveraged ESOP cost	23	155	146
Additional ESOP cost	208	81	127
Total ESOP cost	$ 231	$ 236	$ 273

Dividends received for debt service	$ 16	$ 62	$ 76

Total company contributions to leveraged ESOP trusts	$ 259	$ 275	$ 306

In addition to the ESOPs described above, we maintain savings plans for non-management employees and employees of certain subsidiaries. Compensation expense associated with these savings plans was $254 million in 2005, $234 million in 2004 and $220 million in 2003.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with SFAS Nos. 112 and 146:

	(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2003	$ 1,137	$ 1,985	$ (857)	$ –	$ 2,265
2004	2,265	–	(1,442)	(48)	775
2005	775	102	(256)	(8)	613

The remaining severance liability includes future contractual payments to employees separated as of December 31, 2005.

Note 16
Income Taxes

The components of Income Before Provision for Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Change are as follows:

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Domestic	$ 9,183	$ 7,802	$ 2,892
Foreign	1,424	2,310	1,781
	$ 10,607	$ 10,112	$ 4,673

The components of the provision for income taxes from continuing operations are as follows:

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Current
Federal	$ 3,355	$ 305	$ 48
Foreign	195	369	72
State and local	719	335	267
	4,269	1,009	387
Deferred
Federal	(829)	1,694	820
Foreign	(37)	33	18
State and local	(186)	123	(2)
	(1,052)	1,850	836
Investment tax credits	(7)	(8)	(10)
Total income tax expense	$ 3,210	$ 2,851	$ 1,213

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2005	2004	2003
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	3.3	2.9	3.7
Tax benefits from investment losses	(3.6)	(2.9)	(3.1)
Equity in earnings from unconsolidated businesses	(2.8)	(6.4)	(10.6)
Other, net	(1.6)	(.4)	1.0
Effective income tax rate	30.3%	28.2%	26.0%

During 2005, we recorded a tax benefit of $336 million in connection with capital gains and prior year investment losses. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to prior year investment losses. Also during 2005, we recorded a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, which provides for a favorable federal income tax rate in connection with the repatriation of foreign earnings, provided the criteria described in the law is met. Two of Verizon’s foreign investments repatriated earnings resulting in income taxes of $332 million, partially offset by a tax benefit of $126 million.

The favorable impact on our 2004 and 2003 effective income tax rates was primarily driven by increased earnings from our unconsolidated businesses and tax benefits from valuation allowance reversals.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

	(dollars in millions)
At December 31,	2005	2004
Depreciation	$ 9,445	$ 10,307
Employee benefits	(1,971)	(1,704)
Leasing activity	3,001	3,212
Loss on investments	(369)	(752)
Wireless joint venture including wireless licenses	11,786	10,382
Uncollectible accounts receivable	(406)	(501)
Other – net	(505)	(837)
	20,981	20,107
Valuation allowance	815	1,217
Net deferred tax liability	$ 21,796	$ 21,324

Net long-term deferred tax liabilities	$ 22,411	$ 22,532
Less net current deferred tax assets (in Prepaid Expenses and Other)	511	1,076
Less deferred investment tax credit	104	132
Net deferred tax liability	$ 21,796	$ 21,324

At December 31, 2005, undistributed earnings of our foreign subsidiaries amounted to approximately $3.0 billion. Deferred income taxes are not provided on these earnings as it is intended that the earnings are indefinitely invested outside of the U.S. It is not practical to estimate the amount of taxes that might be payable upon the remittance of such earnings.

The valuation allowance primarily represents the tax benefits of certain state net operating loss carry forwards, capital loss carry forwards and other deferred tax assets which may expire without being utilized. During 2005, the valuation allowance decreased $402 million. This decrease primarily relates to the valuation allowance reversals relating to utilizing prior year investment losses to offset the capital gains realized on the sale of Hawaii businesses.

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
Domestic Telecom

Domestic Telecom provides local telephone services, including voice, DSL, data transport, enhanced and custom calling features, network access, directory assistance, private lines and public telephones in 28 states and Washington, D.C. This segment also provides long distance services, customer premises equipment distribution, video services, data solutions and systems integration, billing and collections and inventory management services.

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

Information Services

Information Services’ multi-platform business comprises yellow pages directories, SuperPages.com, our online directory and search services, and SuperPages On the Go, our directory and information services on wireless telephones. This segment’s operations are principally in the United States.

International	International wireline and wireless communications operations and investments in the Americas and Europe.

The following table provides operating financial information for our four reportable segments:

(dollars in millions)
2005	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments
External revenues	$ 36,628	$ 32,219	$ 3,452	$ 2,159	$ 74,458
Intersegment revenues	988	82	–	34	1,104
Total operating revenues	37,616	32,301	3,452	2,193	75,562
Cost of services and sales	15,604	9,393	593	707	26,297
Selling, general & administrative expense	8,419	10,768	1,107	675	20,969
Depreciation & amortization expense	8,801	4,760	92	340	13,993
Total operating expenses	32,824	24,921	1,792	1,722	61,259
Operating income	4,792	7,380	1,660	471	14,303
Equity in earnings of unconsolidated businesses	–	27	–	807	834
Income from other unconsolidated businesses	–	–	–	56	56
Other income and (expense), net	79	6	17	259	361
Interest expense	(1,701)	(601)	–	(127)	(2,429)
Minority interest	–	(2,995)	(7)	(44)	(3,046)
Provision for income taxes	(1,264)	(1,598)	(626)	(171)	(3,659)
Segment income	$ 1,906	$ 2,219	$ 1,044	$ 1,251	$6,420
Assets	$ 75,188	$ 76,729	$ 1,525	$ 11,603	$ 165,045
Investments in unconsolidated businesses	2	154	1	2,767	2,924
Plant, property and equipment, net	49,618	22,790	166	2,155	74,729
Capital expenditures	8,267	6,484	80	283	15,114

(dollars in millions)
2004	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments
External revenues	$ 37,160	$ 27,586	$ 3,549	$ 1,982	$ 70,277
Intersegment revenues	861	76	–	32	969
Total operating revenues	38,021	27,662	3,549	2,014	71,246
Cost of services and sales	14,830	7,747	542	626	23,745
Selling, general & administrative expense	8,621	9,591	1,319	471	20,002
Depreciation & amortization expense	8,910	4,486	87	324	13,807
Total operating expenses	32,361	21,824	1,948	1,421	57,554
Operating income	5,660	5,838	1,601	593	13,692
Equity in earnings of unconsolidated businesses	–	45	–	1,031	1,076
Income from other unconsolidated businesses	–	–	–	31	31
Other income and (expense), net	100	11	15	35	161
Interest expense	(1,602)	(661)	(33)	(85)	(2,381)
Minority interest	–	(2,323)	(6)	(80)	(2,409)
Provision for income taxes	(1,506)	(1,265)	(609)	(300)	(3,680)
Segment income	$ 2,652	$ 1,645	$ 968	$ 1,225	$ 6,490
Assets	$ 78,824	$ 68,027	$ 1,680	$ 14,885	$ 163,416
Investments in unconsolidated businesses	3	148	4	4,914	5,069
Plant, property and equipment, net	50,608	20,516	179	2,391	73,694
Capital expenditures	7,118	5,633	87	382	13,220

					(dollars in millions)
2003	Domestic Telecom	Domestic Wireless	Information Services	International	Total Segments
External revenues	$ 38,281	$ 22,436	$ 3,763	$ 1,921	$ 66,401
Intersegment revenues	774	53	–	28	855
Total operating revenues	39,055	22,489	3,763	1,949	67,256
Cost of services and sales	14,512	6,460	554	574	22,100
Selling, general & administrative expense	8,363	8,057	1,387	691	18,498
Depreciation & amortization expense	9,107	3,888	79	346	13,420
Sales of businesses, net	–	–	(141)	–	(141)
Total operating expenses	31,982	18,405	1,879	1,611	53,877
Operating income	7,073	4,084	1,884	338	13,379
Equity in earnings (loss) of unconsolidated businesses	–	15	(1)	1,091	1,105
Income (loss) from other unconsolidated businesses	(4)	–	–	169	165
Other income and (expense), net	45	12	7	32	96
Interest expense	(1,648)	(626)	(38)	(160)	(2,472)
Minority interest	–	(1,554)	(8)	(20)	(1,582)
Provision for income taxes	(2,167)	(848)	(716)	(58)	(3,789)
Segment income	$ 3,299	$ 1,083	$ 1,128	$ 1,392	$ 6,902
Assets	$ 82,087	$ 65,166	$ 1,726	$ 11,872	$ 160,851
Investments in unconsolidated businesses	64	288	4	4,555	4,911
Plant, property and equipment, net	53,378	18,998	190	2,164	74,730
Capital expenditures	6,820	4,590	74	358	11,842

Reconciliation To Consolidated Financial Information

A reconciliation of the results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

			(dollars in millions)
	2005	2004	2003
Operating Revenues
Total reportable segments	$ 75,562	$ 71,246	$ 67,256
Hawaii operations	202	595	614
Corporate, eliminations and other	(652)	(558)	(402)
Consolidated operating revenues – reported	$ 75,112	$ 71,283	$ 67,468

Operating Expenses
Total reportable segments	$ 61,259	$ 57,554	$ 53,877
Hawaii operations	124	393	478
Sales of businesses and investments, net (see Notes 3, 5, and 8)	(530)	100	300
Severance, pension and benefit charges (see Note 4)	157	815	5,523
Verizon Center relocation, net (see Note 4)	(18)	–	–
MCI exposure, lease impairment and other special items (see Note 4)	125	(91)	496
Corporate, eliminations and other	(819)	(605)	(613)
Consolidated operating expenses – reported	$ 60,298	$ 58,166	$ 60,061

		(dollars in millions)
	2005	2004	2003
Net Income
Segment income – reportable segments	$ 6,420	$ 6,490	$ 6,902
Sales of businesses and investments, net (see Notes 3, 5 and 8)	336	1,059	44
Severance, pension and benefit charges (see Note 4)	(95)	(499)	(3,399)
Verizon Center relocation, net (see Note 4)	8	–	–
MCI exposure, lease impairment and other special items (see Note 4)	(133)	2	(419)
Iusacell charge (see Note 3)	–	–	(931)
Tax benefits (see Note 4)	336	234	–
Tax provision on repatriated earnings (see Note 4)	(206)	–	–
Income on discontinued operations (see Note 3)	–	54	46
Cumulative effect of accounting change (see Note 2)	–	–	503
Corporate and other	731	491	331
Consolidated net income – reported	$ 7,397	$ 7,831	$ 3,077
Assets
Total reportable segments	$ 165,045	$ 163,416	$ 160,851
Reconciling items	3,085	2,542	5,117
Consolidated assets	$ 168,130	$ 165,958	$ 165,968

Results of operations for Domestic Telecom and Information Services exclude the effects of our wireline and directory businesses in Hawaii, including Verizon Hawaii Inc. which operated approximately 700,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon Online, Verizon Information Services and Verizon Select Services in Hawaii (see Note 3). Financial information for Information Services excludes the effects of Verizon Information Services Canada (see Note 3).

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

Geographic Areas

Our foreign investments are located principally in the Americas and Europe. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

		(dollars in millions)
Years Ended December 31,	2005	2004	2003
Domestic
Operating revenues	$ 72,701	$ 69,173	$ 65,303
Long-lived assets	74,978	72,668	74,346

Foreign
Operating revenues	2,411	2,110	2,165
Long-lived assets	4,931	7,311	6,745

Consolidated
Operating revenues	75,112	71,283	67,468
Long-lived assets	79,909	79,979	81,091

Note 18
Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareowners’ investment that, under GAAP, are excluded from net income.

Changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are as follows:

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Foreign Currency Translation Adjustments, net of taxes of $–, $– and $–	$ (755)	$ 548	$ 568
Unrealized Gains (Losses) on Net Investment Hedges
Unrealized gains (losses), net of taxes of $1, $(48) and $–	2	(58)	–
Less reclassification adjustments for losses realized in net income, net of taxes of $–, $(48) and $–	–	(58)	–
Net unrealized gains on net investment hedges	2	–	–
Unrealized Derivative Gains (Losses) on Cash Flow Hedges
Unrealized gains (losses), net of taxes of $–, $(2) and $(1)	4	(9)	30
Less reclassification adjustments for gains (losses) realized in net income, net of taxes of $(2), $(2) and $(1)	(6)	(26)	51
Net unrealized derivative gains (losses) on cash flow hedges	10	17	(21)
Unrealized Gains (Losses) on Marketable Securities
Unrealized gains, net of taxes of $10, $4 and $2	4	8	5
Less reclassification adjustments for gains realized in net income, net of taxes of $14, $1 and $1	25	1	4
Net unrealized gains (losses) on marketable securities	(21)	7	1
Minimum Pension Liability Adjustment, net of taxes of $25, $(212) and $201	34	(375)	312
Other Comprehensive Income (Loss)	$ (730)	$ 197	$ 860

The foreign currency translation adjustment in 2005 represents unrealized losses from the decline in the functional currencies on our investments in Vodafone Omnitel, Verzion Dominicana, C. por A. (Verizon Dominicana) and CANTV. The foreign currency translation adjustment in 2004 represents unrealized gains from the appreciation of the functional currencies at Verizon Dominicana and our investment in Vodafone Omnitel as well as the reclassification of the foreign currency translation loss in connection with the sale of our 20.5% interest in TELUS (see Note 8), partially offset by unrealized losses from the decline in the functional currency on our investment in CANTV. The foreign currency translation adjustment in 2003 is primarily driven by the impact of the euro on our investment in Vodafone Omnitel and a reclassification of the foreign currency translation loss of Iusacell of $577 million in connection with the sale of Iusacell (see Note 3), partially offset by unrealized foreign currency translation losses at Verizon Dominicana and CANTV.

During 2005, we entered into zero cost euro collars to hedge a portion of our net investment in Vodafone Omnitel. As of December 31, 2005, our positions in the zero cost euro collars have been settled. During 2004, we entered into foreign currency forward contracts to hedge our net investment in Verizon Information Services Canada and TELUS (see Note 12). In connection with the sales of these interests in the fourth quarter of 2004, the unrealized losses on these net investment hedges were realized in net income along with the corresponding foreign currency translation balance.

The changes in the minimum pension liability in 2005, 2004 and 2003 were required by accounting rules for certain pension plans based on their funded status (see Note 15).

The components of Accumulated Other Comprehensive Loss are as follows:

	(dollars in millions)
At December 31,	2005	2004
Foreign currency translation adjustments	$ (867)	$ (112)
Unrealized gains on net investment hedges	2	–
Unrealized derivative losses on cash flow hedges	(27)	(37)
Unrealized gains on marketable securities	10	31
Minimum pension liability adjustment	(901)	(935)
Accumulated other comprehensive loss	$ (1,783)	$ (1,053)

Note 19
Accounting for the Impact of the September 11, 2001 Terrorist Attacks

The primary financial statement impact of the September 11, 2001 terrorist attacks pertains to Verizon’s plant, equipment and administrative office space located either in, or adjacent to the World Trade Center complex, and the associated service restoration efforts. We recorded insurance recoveries related to the terrorist attacks of $270 million in 2003 and $200 million in 2002, primarily offsetting fixed asset losses and expenses incurred in 2005 and preceding years. Of the amounts recorded, approximately $130 million in 2003 and $112 million in 2002 relate to operating expenses (primarily cost of services and sales) reported in the consolidated statements of income, and also reported by our Domestic Telecom segment. The costs and estimated insurance recoveries were recorded in accordance with EITF No. 01-10, “Accounting for the Impact of the Terrorist Attacks of September 11, 2001.” As of December 31, 2005, we received insurance proceeds of $849 million.

Note 20
Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Depreciation expense	$ 12,519	$ 12,508	$ 12,210
Interest expense incurred	2,533	2,561	2,941
Capitalized interest	(352)	(177)	(144)
Advertising expense	1,914	1,685	1,419

Balance Sheet Information

	(dollars in millions)
At December 31,	2005	2004
Accounts Payable and Accrued Liabilities
Accounts payable	$ 2,827	$ 2,827
Accrued expenses	3,036	3,071
Accrued vacation pay	914	842
Accrued salaries and wages	2,390	2,526
Interest payable	579	585
Accrued taxes	2,605	3,326
	$ 12,351	$ 13,177
Other Current Liabilities
Advance billings and customer deposits	$ 1,985	$ 1,899
Dividends payable	1,137	1,083
Other	2,449	2,852
	$ 5,571	$ 5,834

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2005	2004	2003
Cash Paid
Income taxes, net of amounts refunded	$ 4,744	$ 597	$ (716)
Interest, net of amounts capitalized	2,077	2,723	2,646
Supplemental Investing and Financing Transactions
Assets acquired in business combinations	635	8	880
Liabilities assumed in business combinations	35	–	13
Debt assumed in business combinations	9	–	4

Note 21
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

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2005	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 3,936	$ 907	$ 70,766	$ (497)	$ 75,112
Operating expenses	8	3,628	684	56,475	(497)	60,298
Operating Income (Loss)	(8)	308	223	14,291	–	14,814
Equity in earnings of unconsolidated businesses	6,698	23	–	276	(6,308)	689
Income from other unconsolidated businesses	35	–	–	57	–	92
Other income and (expense), net	502	(4)	6	141	(408)	237
Interest expense	(58)	(172)	(63)	(1,905)	18	(2,180)
Minority interest	–	–	–	(3,045)	–	(3,045)
Income before provision for income taxes	7,169	155	166	9,815	(6,698)	10,607
Income tax benefit (provision)	228	(40)	(62)	(3,336)	–	(3,210)
Net Income	$ 7,397	$ 115	$ 104	$ 6,479	$ (6,698)	$ 7,397

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 3,955	$ 934	$ 66,756	$ (362)	$ 71,283
Operating expenses	260	3,664	717	53,887	(362)	58,166
Operating Income (Loss)	(260)	291	217	12,869	–	13,117
Equity in earnings of unconsolidated businesses	7,714	59	–	1,438	(7,520)	1,691
Income from other unconsolidated businesses	–	–	–	75	–	75
Other income and (expense), net	171	8	7	38	(202)	22
Interest expense	(20)	(165)	(63)	(2,144)	8	(2,384)
Minority interest	–	–	–	(2,409)	–	(2,409)
Income before provision for income taxes and discontinued operations	7,605	193	161	9,867	(7,714)	10,112
Income tax benefit (provision)	229	(50)	(34)	(2,996)	–	(2,851)
Income Before Discontinued Operations	7,834	143	127	6,871	(7,714)	7,261
Gain (loss) on discontinued operations, net of tax	(3)	–	–	573	–	570
Net Income	$ 7,831	$ 143	$ 127	$ 7,444	$ (7,714)	$ 7,831

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 4,102	$ 951	$ 62,692	$ (277)	$ 67,468
Operating expenses	562	4,148	808	54,820	(277)	60,061
Operating Income (Loss)	(562)	(46)	143	7,872	–	7,407
Equity in earnings (loss) of unconsolidated businesses	3,176	(42)	–	1,272	(3,128)	1,278
Income (loss) from other unconsolidated businesses	(10)	–	–	341	–	331
Other income and (expense), net	75	(1)	2	(3)	(36)	37
Interest expense	(78)	(160)	(64)	(2,483)	(12)	(2,797)
Minority interest	–	–	–	(1,583)	–	(1,583)
Income (loss) before provision for income taxes, discontinued operations and cumulative effect of accounting change	2,601	(249)	81	5,416	(3,176)	4,673
Income tax benefit (provision)	476	82	(32)	(1,739)	–	(1,213)
Income (Loss) Before Discontinued Operations And Cumulative Effect Of Accounting Change	3,077	(167)	49	3,677	(3,176)	3,460
Loss on discontinued operations, net of tax	–	–	–	(886)	–	(886)
Cumulative effect of accounting change, net of tax	–	369	47	87	–	503
Net Income	$ 3,077	$ 202	$ 96	$ 2,878	$ (3,176)	$ 3,077

	(dollars in millions)
Condensed Consolidating Balance Sheets At December 31, 2005	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Cash	$ –	$ –	$ –	$ 776	$ –	$ 776
Short-term investments	–	216	32	2,250	–	2,498
Accounts receivable, net	20	910	142	9,429	(1,330)	9,171
Other current assets	9,365	166	185	3,784	(9,497)	4,003
Total current assets	9,385	1,292	359	16,239	(10,827)	16,448
Plant, property and equipment, net	1	6,146	1,158	68,000	–	75,305
Investments in unconsolidated businesses	32,593	116	–	10,017	(38,122)	4,604
Other assets	532	472	390	70,609	(230)	71,773
Total Assets	$ 42,511	$ 8,026	$ 1,907	$ 164,865	$ (49,179)	$ 168,130

Debt maturing within one year	$ 22	$ 471	$ –	$ 16,452	$ (9,804)	$ 7,141
Other current liabilities	2,511	1,049	176	15,209	(1,023)	17,922
Total current liabilities	2,533	1,520	176	31,661	(10,827)	25,063
Long-term debt	92	2,702	901	28,404	(230)	31,869
Employee benefit obligations	205	1,892	254	16,468	–	18,819
Deferred income taxes	–	537	220	21,654	–	22,411
Other liabilities	1	146	27	3,360	–	3,534
Minority interest	–	–	–	26,754	–	26,754
Total shareowners’ investment	39,680	1,229	329	36,564	(38,122)	39,680
Total Liabilities and Shareowners’ Investment	$ 42,511	$ 8,026	$ 1,907	$ 164,865	$ (49,179)	$ 168,130

	(dollars in millions)
Condensed Consolidating Balance Sheets At December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Cash	$ –	$ –	$ –	$ 2,290	$ –	$ 2,290
Short-term investments	–	187	33	2,037	–	2,257
Accounts receivable, net	6	913	151	9,751	(1,020)	9,801
Other current assets	7,632	151	123	4,985	(7,760)	5,131
Total current assets	7,638	1,251	307	19,063	(8,780)	19,479
Plant, property and equipment, net	1	6,444	1,204	66,475	–	74,124
Investments in unconsolidated businesses	32,191	116	–	9,639	(36,091)	5,855
Other assets	408	488	374	65,460	(230)	66,500
Total Assets	$ 40,238	$ 8,299	$ 1,885	$ 160,637	$ (45,101)	$ 165,958

Debt maturing within one year	$ 31	$ 168	$ –	$ 11,222	$ (7,828)	$ 3,593
Other current liabilities	2,372	1,217	181	16,718	(952)	19,536
Total current liabilities	2,403	1,385	181	27,940	(8,780)	23,129
Long-term debt	113	2,966	901	31,924	(230)	35,674
Employee benefit obligations	160	1,940	235	15,606	–	17,941
Deferred income taxes	–	571	249	21,712	–	22,532
Other liabilities	2	253	34	3,780	–	4,069
Minority interest	–	–	–	25,053	–	25,053
Total shareowners’ investment	37,560	1,184	285	34,622	(36,091)	37,560
Total Liabilities and Shareowners’ Investment	$ 40,238	$ 8,299	$ 1,885	$ 160,637	$ (45,101)	$ 165,958

	(dollars in millions)
Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2005	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 7,605	$ 831	$ 284	$ 20,229	$ (6,937)	$ 22,012
Net cash from investing activities	(913)	(784)	(221)	(16,343)	(231)	(18,492)
Net cash from financing activities	(6,692)	(47)	(63)	(5,400)	7,168	(5,034)
Net Decrease in Cash	$ –	$ –	$ –	$ (1,514)	$ –	$ (1,514)

	(dollars in millions)
Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 6,650	$ 1,219	$ 282	$ 20,133	$ (6,464)	$ 21,820
Net cash from investing activities	–	(655)	(75)	(9,559)	(54)	(10,343)
Net cash from financing activities	(6,650)	(564)	(207)	(8,953)	6,518	(9,856)
Net Increase in Cash	$ –	$ –	$ –	$ 1,621	$ –	$ 1,621

	(dollars in millions)
Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2003	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 8,763	$ 1,304	$ 283	$ 20,630	$ (8,513)	$ 22,467
Net cash from investing activities	–	(628)	(229)	(11,506)	127	(12,236)
Net cash from financing activities	(8,763)	(676)	(54)	(9,852)	8,386	(10,959)
Net Decrease in Cash	$ –	$ –	$ –	$ (728)	$ –	$ (728)

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

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. As a result, an additional environmental remediation expense of $240 million was recorded in Selling, General and Administrative Expense in the consolidated statements of income in 2003, for remedial activities likely to take place over the next several years. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to this reserve may be made. Adjustments may also be made based upon actual conditions discovered during the remediation at any of the sites requiring remediation.

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

As of December 31, 2005, letters of credit totaling $140 million had been executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

We have several commitments primarily to purchase network services, equipment and software from a variety of suppliers totaling $669 million. Of this total amount, $486 million, $110 million, $41 million, $18 million, $4 million and $10 million are expected to be purchased in 2006, 2007, 2008, 2009, 2010 and thereafter, respectively.

Note 23
Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)
			Income Before Discontinued Operations
Quarter Ended	Operating Revenues	Operating Income	Amount	Per Share- Basic	Per Share- Diluted	Net Income
2005
March 31	$ 18,179	$ 3,382	$ 1,757	$ .63	$ .63	$ 1,757
June 30(a)	18,569	4,092	2,113.76		.75	2,113
September 30(b)	19,038	3,633	1,869.68		.67	1,869
December 31	19,326	3,707	1,658.60		.59	1,658

2004
March 31(c)	$ 17,056	$ 2,466	$ 1,183	$ .43	$ .42	$ 1,199
June 30	17,758	3,701	1,782.64		.64	1,797
September 30	18,206	3,597	1,779.64		.64	1,796
December 31(d)	18,263	3,353	2,517.91		.90	3,039

(a)

Results of operations for the second quarter of 2005 include a $336 million net after-tax gain on the sale of our wireline and directory businesses in Hawaii, tax benefits of $242 million associated with prior investment losses and a net tax provision of $232 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004.

(b)

Results of operations for the third quarter of 2005 include an impairment charge of $125 million pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties.

(c)	Results of operations for the first quarter of 2004 include a $446 million after-tax charge for severance and related pension settlement benefits.

(d)	Results of operations for the fourth quarter of 2004 include a $500 million net after-tax gain on the sale of an investment and $234 million of tax benefits associated with prior investment losses.

Income before discontinued operations per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

Note 24
Subsequent Events (Unaudited)

MCI Merger

On February 14, 2005, Verizon announced that it had agreed to acquire MCI for a combination of Verizon common shares and cash (including MCI dividends). On May 2, 2005, Verizon announced that it agreed with MCI to further amend its agreement to acquire MCI for cash and stock of at least $26.00 per share, consisting of cash of $5.60, which was paid as a special dividend by MCI on October 27, 2005, after the October 6, 2005 approval of the transaction by MCI shareholders, plus the greater of .5743 Verizon shares for each MCI common share or a sufficient number of Verizon shares to deliver to shareholders $20.40 of value. Under this price protection feature, Verizon had the option of paying additional cash instead of issuing additional shares over the .5743 exchange ratio. This consideration was subject to adjustment at closing and may have been decreased based on MCI’s bankruptcy claims-related experience and international tax liabilities. The merger received the required state, federal and international regulatory approvals by year-end 2005, and on January 6, 2006, Verizon and MCI closed the merger.

Under terms of the merger agreement, MCI shareholders received .5743 shares of Verizon and cash for each of their MCI shares. Verizon elected to make a supplemental cash payment of $2.738 per MCI share, $779 million in the aggregate, rather than issue additional shares of Verizon common stock, so that the merger consideration was equal to at least $20.40 per MCI share. Verizon and MCI management mutually agreed that there was no purchase price adjustment related to the amount of MCI’s bankruptcy claims-related experience and international tax liabilities.

Redemption of MCI Debt

On January 17, 2006, Verizon announced offers to purchase two series of MCI senior notes, MCI $1,983 million aggregate principal amount of 6.688% Senior Notes Due 2009 and MCI $1,699 million aggregate principal amount of 7.735% Senior Notes Due 2014, at 101% of their par value. Due to the change in control of MCI that occurred in connection with the merger with Verizon on January 6, 2006, Verizon is required to make this offer to noteholders within 30 days of the closing of the merger of MCI and Verizon. Separately, Verizon notified noteholders that MCI is exercising its right to redeem both series of Senior Notes prior to maturity under the optional redemption procedures provided in the indentures. The 6.688% Notes were redeemed on March 1, 2006, and the 7.735% Notes were redeemed on February 16, 2006.

In addition, on January 20, 2006, Verizon announced an offer to repurchase MCI $1,983 million aggregate principal amount of 5.908% Senior Notes Due 2007 at 101% of their par value. On February 21, 2006, $1,804 million of these notes were redeemed by Verizon. Verizon satisfied and discharged the indenture governing this series of notes shortly after the close of the offer for those noteholders who did not accept this offer.

Issuance of Debt

In February 2006, Verizon issued $4,000 million of floating rate and fixed rate notes maturing from 2007 through 2035.