Form 10-K, Exhibit 13
period 2006-12-31
VERIZON COMMUNICATIONS INC
filed 2007-03-01
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2006	2005	2004	2003	2002
Results of Operations
Operating revenues	$ 88,144	$ 69,518	$ 65,751	$ 61,754	$ 60,907
Operating income	13,373	12,581	10,870	5,312	12,386
Income before discontinued operations and cumulative effect of accounting change	5,480	6,027	5,899	2,168	3,016
Per common share – basic	1.88	2.18	2.13	.79	1.11
Per common share – diluted	1.88	2.16	2.11	.79	1.11
Net income	6,197	7,397	7,831	3,077	4,079
Net income available to common shareowners	6,197	7,397	7,831	3,077	4,079
Per common share – basic	2.13	2.67	2.83	1.12	1.49
Per common share – diluted	2.12	2.65	2.79	1.12	1.49
Cash dividends declared per common share	1.62	1.62	1.54	1.54	1.54

Financial Position
Total assets	$ 188,804	$ 168,130	$ 165,958	$ 165,968	$ 167,468
Long-term debt	28,646	31,569	34,970	38,609	43,066
Employee benefit obligations	30,779	17,693	16,796	15,726	14,484
Minority interest	28,337	26,433	24,709	24,023	23,749
Shareowners’ investment	48,535	39,680	37,560	33,466	32,616

•	Significant events affecting our historical earnings trends in 2004 through 2006 are described in Management’s Discussion and Analysis of Results of Operations and Financial Condition.

•	2003 data includes severance, pension and benefit charges and other special and/or non-recurring items.

•	2002 data includes gains on investments and sales of businesses and other special and/or non-recurring items.

Stock Performance Graph

COMPARISON OF FIVE-YEAR TOTAL RETURN AMONG VERIZON,

S&P 500 TELECOM SERVICES INDEX AND S&P 500 STOCK INDEX

	At December 31,
Data Points in Dollars*	2001	2002	2003	2004	2005	2006
Verizon	100.0	84.9	80.3	96.5	75.2	101.1
S&P 500	100.0	77.9	100.2	111.1	116.6	135.0
S&P 500 Telecom Services	100.0	65.9	70.7	84.7	80.2	109.5
* Assumes $100 invested on December 31, 2001

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2001, with dividends reinvested.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Overview

Verizon Communications Inc. (Verizon) is one of the world’s leading providers of communications services. Verizon’s wireline business, which includes the operations of the former MCI, provides telephone services, including voice, broadband data and video services, network access, nationwide long-distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. Verizon’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive and reliable wireless networks. Stressing diversity and commitment to the communities in which we operate, Verizon has a highly diverse workforce of approximately 242,000 employees.

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

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect Verizon management’s focus on the following four key areas:

•

Revenue Growth – Our emphasis is on revenue growth, devoting more resources to higher growth markets such as wireless, including wireless data, wireline broadband connections, including fiber optics to the premises (Verizon’s FiOS data and TV services), digital subscriber lines (DSL) and other data services, long distance, as well as expanded strategic services to business markets, rather than to the traditional wireline voice market, where we have been experiencing access line losses. Verizon reported consolidated revenue growth of 26.8% in 2006 compared to 2005, primarily driven by the merger with MCI and 17.8% higher revenue at Domestic Wireless. Verizon added 7,715,000 wireless customers and 1,838,000 broadband connections in 2006.

•

Operational Efficiency – While focusing resources on growth, we are continually challenging our management team to lower expenses, particularly through technology-assisted productivity improvements including self-service initiatives. The effect of these and other efforts, such as real estate consolidations, call center routing improvements and the formation of Verizon Services Organization, has been to change the company’s cost structure and maintain stable operating income margins. Real estate consolidations include the establishment of the Verizon Center. The Verizon Services Organization provides centralized services across our business, including procurement, finance operations and real estate services. With our deployment of the FiOS network, we expect to realize savings in annual, ongoing operating expenses as a result of efficiencies gained from fiber network facilities. As the deployment of the FiOS network gains scale and installation automation improvements occur, costs per home connected are expected to decline. Since the merger with MCI, we have gained operational benefits from sales force and product and systems integration initiatives. While workforce levels in 2006 increased to 242,000 from 206,000 primarily as a result of the acquisition of MCI, productivity improvements and merger synergy savings led to headcount reductions of about 9,200 in our wireline business.

•

Capital Allocation – Our capital spending continues to be directed toward growth markets. High-speed wireless data (Evolution-Data Optimized, or EV-DO) services, replacement of copper access lines with fiber optics to the premises, as well as expanded services to business markets are examples of areas of capital spending in support of these growth markets. Excluding discontinued operations, in 2006, capital expenditures were $17,101 million compared to 2005 capital expenditures of $14,964 million. Of the increase, $1,602 million was primarily attributable to capital spending related to the former MCI, with the remainder in support of growth initiatives. In 2007, Verizon management expects capital expenditures to be in the range of $17.5 billion to $17.9 billion. In addition to capital expenditures, Verizon Wireless continues to participate in the Federal Communications Commission’s (FCC) wireless spectrum auctions and continues to evaluate spectrum acquisitions in support of expanding data applications and its growing customer base. In 2006, this included participation in the FCC Auction 66 of Advanced Wireless Services spectrum (AWS auction) in which Verizon Wireless was the high bidder on thirteen 20 MHz licenses covering a population of nearly 200 million.

•

Cash Flow Generation and Shareowner Value Creation – The financial statements reflect the emphasis of management on not only directing resources to growth markets, but also creating value for shareowners through the use of cash provided by our operating and investing activities for the repayment of debt, share repurchases and providing a stable dividend to our shareowners, in addition to returning value to shareowners through spin-off and other strategic transactions. Verizon’s total debt decreased to $36,361 million as of December 31, 2006 from $38,257 million as of December 31, 2005, primarily as a result of the debt reduction resulting from the spin-off of Idearc Inc. (Idearc), formerly our U.S. print and Internet yellow pages directories business, and the use of cash acquired in the MCI merger and generated through strategic asset sales (see “Other Factors That May Affect Future Results – Recent Developments”), partially offset by debt acquired in connection with the MCI merger. Strategic asset sales included the sale of Verizon Dominicana C. por A. (Verizon Dominicana), which closed on December 1, 2006. Verizon’s ratio of debt to debt combined with shareowners’ equity was 42.8% as of December 31, 2006 compared with 49.1% as of December 31, 2005. Management has recommended to the Board of Directors that our dividend be maintained at a level no less than that immediately preceding the Idearc spin-off. In addition, we repurchased $1,700 million of our common stock as part of our previously announced program during 2006, and we plan to continue our share buyback program at similar levels in 2007. Additionally, Verizon’s balance of cash and cash equivalents at December 31, 2006 of $3,219 million increased by $2,459 million from $760 million at December 31, 2005.

Supporting these key focus areas are continuing initiatives to enhance the value of our products and services through well-managed deployment of proven advanced technology and through competitive products and services packaging. At Wireline, as of December 31, 2006, we met our goal of passing six million premises with our high-capacity fiber network (FiOS), doubling the number of premises passed compared to year-end 2005. We added 517,000 new FiOS data connections in 2006. In 2005, Verizon began offering video on the FiOS network in three markets. By the end of 2006, Verizon had obtained over 600 video franchises covering 7.3 million households with service available for sale to 2.4 million premises. We had 207,000 FiOS TV customers by the end of 2006. We are also developing and marketing innovative product bundles to include local wireline, long distance, wireless and broadband services for consumer and general business retail customers. These efforts will also help counter the effects of competition and technology substitution that have resulted in access line losses, and will enable us to grow revenues by becoming a leading video provider.

Also at Wireline, we will continue to focus investments in strategic areas by rolling-out next generation global IP networks to meet the ongoing global enterprise market shift to IP-based products and services. Deployment of new strategic service offerings, including expansion of our voice over IP (VoIP) and international Ethernet capabilities, introduction of cutting edge video and web-based conferencing capabilities and enhancements to our virtual private network portfolio, will allow us to continue to gain share in the enterprise market. Additionally, we will continue to integrate the business of the former MCI to drive continued growth in synergy, supporting a focus on operational efficiency and continued creation of shareowner value.

At Verizon Wireless, we will continue to execute on the fundamentals of our network superiority and value proposition to deliver growth for the business and provide new and innovative products and services for our customers such as Broadband Access, our EV-DO service. To accomplish our goal of being the acknowledged market leader in providing wireless voice and data communication services in the U.S, we will continue to implement the following key elements of our business strategy: provide the highest network reliability through our code division multiple access (CDMA) 1XRTT technology and EV-DO (Revision A) infrastructure, which significantly increases data transmission rates; profitably acquire, satisfy and retain our customers; and increase the value of our service offerings to customers while achieving revenue and net income growth. We also continue to expand our wireless data, messaging and multi-media offerings for both consumer and business customers and take advantage of the growing demand for wireless data services and focus on operating margins and capital efficiency by driving down costs and leveraging our scale.

In January 2007, Verizon announced a definitive agreement with FairPoint Communications, Inc. (FairPoint) that will result in Verizon establishing a separate entity for its local exchange access lines and related business assets in Maine, New Hampshire and Vermont, spinning off that new entity to Verizon’s shareowners, and immediately merging it with and into FairPoint. The total value to be received by Verizon and its shareowners in exchange for these operations will be approximately $2,715 million.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight special and non-recurring items. As a result of the spin-off of our U.S. print and Internet yellow pages directories business, which was included in the Information Services segment, as well as reaching definitive agreements to sell our interests in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) and Verizon Dominicana, each of which was included in the International segment, the operations of our former U.S. print and Internet yellow pages directories business, Verizon Dominicana and TELPRI are reported as discontinued operations and assets held for sale. Accordingly, we now have two reportable segments – Wireline and Domestic Wireless. Prior period amounts and discussions are revised to reflect this change. We include in our results of operations the results of the former MCI business subsequent to the close of the merger on January 6, 2006.

This section on consolidated results of operations carries forward the segment results, which exclude the special and non-recurring items, and highlights and describes those items separately to ensure consistency of presentation in this section and the “Segment Results of Operations” section. In the following section, we review the performance of our two reportable segments. We exclude the effects of the special and non-recurring items from the segments’ results of operations since management does not consider them in assessing segment performance, due primarily to their non-recurring and/or non-operational nature. We believe that this presentation will assist readers in better understanding our results of operations and trends from period to period.

Consolidated Revenues

(dollars in millions)
Years Ended December 31,	2006	2005	% Change	2005	2004	% Change
Wireline
Verizon Telecom	$ 33,259	$ 32,114		$ 32,114	$ 32,261
Verizon Business	20,490	7,394		7,394	7,414
Intrasegment eliminations	(2,955)	(1,892)		(1,892)	(1,654)
	50,794	37,616	35.0%	37,616	38,021	(1.1)%
Domestic Wireless	38,043	32,301	17.8	32,301	27,662	16.8
Corporate & Other	(693)	(579)	19.7	(579)	(461)	25.6
Revenues of Hawaii operations sold	–	180	(100.0)	180	529	(66.0)
Consolidated Revenues	$ 88,144	$ 69,518	26.8	$ 69,518	$ 65,751	5.7

2006 Compared to 2005

Consolidated revenues in 2006 were higher by $18,626 million, or 26.8% compared to 2005 revenues. This increase was primarily the result of significantly higher revenues at Wireline and Domestic Wireless.

Wireline’s revenues in 2006 increased by $13,178 million, or 35.0% compared to 2005 due to the acquisition of MCI and growth from broadband and long distance services. We added 1.8 million new broadband connections, for a total of 7.0 million lines in service at December 31, 2006, an increase of 35.7% compared to 5.1 million lines in service at December 31, 2005. The number of Freedom service plans continue to stimulate growth in long distance services, as the number of packages reached 7.9 million as of December 31, 2006, representing a 44.1% increase from December 31, 2005. These increases were partially offset by declines in wholesale revenues at Verizon Telecom due to subscriber losses resulting from technology substitution, including wireless and VoIP. Wholesale revenues at Verizon Telecom declined by $752 million, or 8.3% in 2006 compared to similar periods in 2005 primarily due to the exclusion of affiliated access revenues billed to the former MCI mass market entities in 2006. Revenues at Verizon Business increased primarily due to the acquisition of MCI.

Domestic Wireless’s revenues increased by $5,742 million, or 17.8% compared to 2005 due to increases in service revenues, including data revenues, and equipment and other revenues. Data revenues increased by $2,232 million or 99.5% compared to 2005. Domestic Wireless ended 2006 with 59.1 million customers, an increase of 15.0% over 2005. Domestic Wireless’s retail customer base as of December 31, 2006 was approximately 56.8 million, a 15.9% increase over December 31, 2005, and comprised approximately 96.1% of our total customer base. Average service revenue per customer (ARPU) increased by 0.6% to $49.80 in 2006 compared to 2005, primarily attributable to increases in data revenue per customer driven by increased use of our messaging and other data services. Retail ARPU increased by 0.7% to $50.44 for 2006 compared to 2005. Increases in wireless devices sold and revenue per unit sold drove increases in equipment and other revenue in 2006 compared to 2005.

Lower revenue of Hawaii operations sold of $180 million, or 100% in 2006 compared to 2005 was the result of their sale during the second quarter of 2005.

2005 Compared to 2004

Consolidated revenues in 2005 were higher by $3,767 million, or 5.7% compared to 2004 revenues. This increase was primarily the result of significantly higher revenues at Domestic Wireless, partially offset by lower revenues at Wireline and the sale of our Hawaii wireline operations in the second quarter of 2005.

Wireline’s revenues in 2005 were lower than 2004 by $405 million, or 1.1% primarily due to lower revenues from local services, partially offset by higher network access and long distance services revenues. We added 1.7 million new broadband connections, for a total of 5.1 million lines in service at December 31, 2005, an increase of 47.6% compared to 3.5 million lines in service at December 31, 2004. The introduction of our Freedom service plans stimulated growth in long distance services. As of December 31, 2005, approximately 53% of our local wireline customers chose Verizon as their long distance carrier. These increases were offset by declines in wholesale revenues at Verizon Telecom due to subscriber losses resulting from technology substitution, including wireless and VoIP.

Domestic Wireless’s revenues increased by $4,639 million, or 16.8% in 2005 compared to 2004 due to increases in service revenues, including data revenues, and equipment and other revenues. Data revenues increased by $1,127 million or 101.0% compared to 2004. Domestic Wireless ended 2005 with 51.3 million customers, an increase of 17.2% over 2004. Domestic Wireless’s retail customer base as of December 31, 2005 was approximately 49.0 million, a 17.2% increase over December 31, 2004, and comprised approximately 95.5% of our total customer base. ARPU decreased 1.5% to $49.49 in 2005 compared to 2004, primarily due to pricing changes in early 2005, partially offset by a 71.7% increase in data revenue per customer in 2005 compared to 2004, driven by increased use of our messaging and other data services. Increases in wireless devices sold and revenue per unit sold drove increases in equipment and other revenue in 2005 compared to 2004.

Lower revenue of Hawaii operations sold of $349 million, or 66.0% in 2005 compared to 2004 was the result of the sale during the second quarter of 2005 of our wireline and directory operations in Hawaii.

Consolidated Operating Expenses

(dollars in millions)
Years Ended December 31,	2006	2005	% Change	2005	2004	% Change
Cost of services and sales	$ 34,994	$ 24,200	44.6%	$ 24,200	$ 22,032	9.8%
Selling, general and administrative expense	25,232	19,652	28.4	19,652	19,346	1.6
Depreciation and amortization expense	14,545	13,615	6.8	13,615	13,503	0.8
Sales of businesses, net	–	(530)	(100.0)	(530)	–	nm
Consolidated Operating Expenses	$ 74,771	$ 56,937	31.3	$ 56,937	$ 54,881	3.7

nm – Not meaningful

2006 Compared to 2005

Cost of Services and Sales

Cost of services and sales increased by $10,794 million, or 44.6% in 2006 compared to 2005. This increase was driven by the inclusion of the former MCI operations, higher wireless network costs, increases in wireless equipment costs and increases in pension and other postretirement benefit costs, partially offset by the net impact of productivity improvement initiatives.

The higher wireless network costs were caused by increased network usage relating to both voice and data services in 2006 compared to 2005, partially offset by decreased roaming, local interconnection and long distance rates. Cost of wireless equipment sales increased in 2006 compared to 2005 primarily as a result of an increase in wireless devices sold due to an increase in gross activations and equipment upgrades, together with an increase in cost per unit.

Costs in these periods were also impacted by increased pension and other postretirement benefit costs. The overall impact of the 2006 assumptions, combined with the impact of lower than expected actual asset returns over the past several years, resulted in pension and other postretirement benefit expense of approximately $1,377 million in 2006 compared to net pension and postretirement benefit expense of $1,231 million in 2005. Special and non-recurring items recorded during 2006 included $25 million of merger integration costs.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

Selling, general and administrative expense increased by $5,580 million, or 28.4% in 2006 compared to 2005. This increase was driven by the inclusion of the former MCI operations, increases in the Domestic Wireless segment primarily related to increased salary and benefits expenses, and special and non-recurring charges. Special and non-recurring items in selling, general and administrative expenses in 2006 were $816 million compared to special and non-recurring items in 2005 of $311 million.

Special and non-recurring items in 2006 included $56 million related to pension settlement losses incurred in connection with our benefit plans, a net pretax charge of $369 million for employee severance and severance-related activities in connection with the involuntary separation of approximately 4,100 employees, who were separated in 2006. Special and non-recurring charges in 2006 also included $207 million of merger integration costs, primarily for advertising and other costs related to re-branding initiatives and systems integration activities, and a net pretax charge of $184 million for Verizon Center relocation costs. Special and non-recurring items in 2005 included a pretax impairment charge of $125 million pertaining to our leasing operations for aircraft leased to airlines experiencing financial difficulties, a net pretax charge of $98 million related to the restructuring of the Verizon management retirement benefit plans and a pretax charge of $59 million associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $930 million, or 6.8% in 2006 compared to 2005. This increase was primarily due to higher depreciable and amortizable asset bases as a result of the MCI merger and, to a lesser extent, increased capital expenditures.

2005 Compared to 2004

Cost of Services and Sales

Cost of services and sales increased by $2,168 million, or 9.8% in 2005 compared to 2004. This increase was principally due to increases in pension and other postretirement benefit costs, higher direct wireless network costs, increases in wireless equipment costs and higher costs associated with our wireline growth businesses.

The overall impact of pension and other postretirement benefit plan assumption changes, combined with lower asset returns over the last several years, increased net pension and postretirement benefit expenses by $407 million in 2005 (primarily in cost of services and sales) compared to 2004. Higher direct wireless network charges resulted from increased network usage in 2005 compared to 2004, partially offset by lower roaming, local interconnection and long distance rates. Cost of equipment sales was higher in 2005 due primarily to an increase in wireless devices sold together with an increase in cost per unit sold, driven by growth in customer additions and an increase in equipment upgrades in 2005. Higher costs associated with our wireline growth businesses, long distance and broadband connections, included a 2,400, or 1.7% increase in the number of Wireline employees as of December 31, 2005 compared to December 31, 2004. Costs in 2004 were impacted by lower interconnection expense charged by competitive local exchange carriers (CLECs) and settlements with carriers, including the MCI settlement recorded in 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $306 million, or 1.6% in 2005 compared to 2004. This increase was driven by increases in salary, pension and benefits costs, including an increase in the customer care and sales channel work force and sales commissions, partially offset by gains on real estate sales in 2005 and lower bad debt costs. Special and non-recurring items in selling, general and administrative expenses in 2005 were $311 million compared to special and non-recurring items in 2004 of $971 million.

Special and non-recurring items in 2005 included a pretax impairment charge of $125 million pertaining to our leasing operations for aircraft leased to airlines experiencing financial difficulties, a net pretax charge of $98 million related to the restructuring of the Verizon management retirement benefit plans and a pretax charge of $59 million associated with employee severance costs and severance-related activities in connection with the voluntary separation program to surplus union-represented employees. Special and non-recurring items recorded in 2004 included $805 million related to pension settlement losses incurred in connection with the voluntary separation of approximately 21,000 employees in the fourth quarter of 2003 who received lump-sum distributions during 2004. Special charges in 2004 also include an expense credit of $204 million resulting from the favorable resolution of pre-bankruptcy amounts due from MCI, partially offset by a charge of $113 million related to operating asset losses.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $112 million, or 0.8% in 2005 compared to 2004. This increase was primarily due to the increase in depreciable assets and software, partially offset by lower rates of depreciation on telephone plant.

Sales of Businesses, Net

During the second quarter of 2005, we sold our wireline and directory businesses in Hawaii and recorded a net pretax gain of $530 million.

Pension and Other Postretirement Benefits

For 2006 pension and other postretirement benefit costs, the discount rate assumption remained at 5.75%, consistent with interest rate levels at the end of 2005. The expected rate of return on pension plan assets remained 8.50%, while the expected rate of return on postretirement benefit plan assets was increased to 8.25% from 7.75% in 2005. The medical cost trend rate was 10% for 2006. For 2005 pension and other postretirement benefit costs, the discount rate assumption was lowered to 5.75% from 6.25% in 2004, consistent with interest rate levels at the end of 2004. The medical cost trend rate assumption was 10% in 2005. The expected rate of return on pension and postretirement benefit plan assets for 2004 was maintained at 8.50%.

For 2007 pension and other postretirement benefit costs, we evaluated our key employee benefit plan assumptions in response to current conditions in the securities markets and medical and prescription drug cost trends. The discount rate assumption will be increased to 6.00%, consistent with interest rate levels at the end of 2006. The medical cost trend rate will be 10% for 2007. The expected rate of return on pension plan assets will remain at 8.50% and the expected rate of return on postretirement benefit plan assets will remain at 8.25% in 2007.

During 2006, we recorded net pension and postretirement benefit expense of $1,377 million, compared to net pension and postretirement benefit expense of $1,231 million in 2005 and net pension and postretirement benefit expense of $824 million in 2004.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses increased by $87 million, or 12.7% in 2006 compared to 2005. The increase is primarily due to additional pension liabilities that Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) recognized in 2005, as well as the effect of favorable operating results and lower taxes in 2006. In addition, the increase reflects our proportionate share, or $85 million, of a tax benefit at Vodafone Omnitel N.V. (Vodafone Omnitel) in the third quarter of 2006. A similar benefit was recorded in the third quarter of 2005 of $76 million.

Equity in earnings of unconsolidated businesses decreased by $1,004 million, or 59.4% in 2005 compared to 2004. The decrease is primarily due to a pretax gain of $787 million recorded on the sale of our 20.5% interest in TELUS Corporation (TELUS) in the fourth quarter of 2004 and the sale of another investment in 2004, lower equity income resulting from the sale of TELUS and estimated additional pension liabilities at CANTV, partially offset by higher tax benefits and operational results at Vodafone Omnitel.

Other Income and (Expense), Net

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Interest income	$ 201	$ 103	$ 97
Foreign exchange gains (losses), net	(3)	11	(7)
Other, net	197	197	(8)
Total	$ 395	$ 311	$ 82

Other Income and (Expense), Net in 2006 increased $84 million, or 27% compared to 2005. The increase was primarily due to increased interest income as a result of higher average cash balances coupled with higher interest rates in 2006 compared to 2005, partially offset by foreign exchange losses. Other, net in 2006 includes pretax gains on sales of investments, as well as leased asset gains.

Other, net in 2005 includes a pretax gain on the sale of a small international business and investment gains. Other Income and (Expense), Net in 2005 and 2004 include expenses of $14 million and $55 million, respectively, related to the early retirement of debt.

Interest Expense

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Interest expense	$ 2,349	$ 2,129	$ 2,336
Capitalized interest costs	462	352	177
Total interest costs on debt balances	$ 2,811	$ 2,481	$ 2,513

Weighted average debt outstanding	$ 41,500	$ 39,152	$ 41,781
Effective interest rate	6.8%	6.3%	6.0%

In 2006, interest costs increased $330 million compared to 2005 primarily due to an increase in average debt level of $2,348 million and increased interest rates compared to 2005. Higher capital expenditures in 2006 contributed to higher capitalized interest costs.

In 2005, the decrease in interest costs was primarily due to a reduction in average debt level of $2,629 million compared to 2004, partially offset by higher average interest rates. Higher capital expenditures in 2005 contributed to higher capitalized interest costs.

Minority Interest

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Minority interest	$ 4,038	$ 3,001	$ 2,329

The increase in minority interest expense in 2006 compared to 2005, and in 2005 compared to 2004 was attributable to higher earnings at Domestic Wireless, which is 45% owned by Vodafone Group Plc (Vodafone).

Provision for Income Taxes

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Provision for income taxes	$ 2,674	$ 2,421	$ 2,078
Effective income tax rate	32.8%	28.7%	26.1%

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before the provision for income taxes. Our effective income tax rate in 2006 was higher than 2005 primarily as a result of favorable tax settlements and the recognition of capital loss carryforwards in 2005. These increases were partially offset by tax benefits from foreign operations and lower state taxes in 2006 compared to 2005.

Our effective income tax rate in 2005 was higher than 2004 due to taxes on overseas earnings repatriated during the year, lower foreign-related tax benefits and lower favorable deferred tax reconciliation adjustments. Included in the provision of income taxes in 2005 are capital gains realized in connection with the sale of our Hawaii business, which resulted in the realization of tax benefits of $336 million primarily related to capital loss carryforwards. This was largely offset by a tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004. The effective income tax rate in 2004 was favorably impacted by the reversal of a valuation allowance relating to investments, tax benefits related to deferred tax balance adjustments and expense credits that are not taxable.

A reconciliation of the statutory federal income tax rate to the effective rate for each period is included in Note 16 to the consolidated financial statements.

Discontinued Operations

Discontinued operations represents the results of operations of TELPRI for all years presented in the consolidated statements of income and Verizon Dominicana, Verizon Information Services and Verizon Information Services Canada Inc. prior to their sale or spin-off in December 2006, November 2006 and the fourth quarter of 2004, respectively.

In the second quarter of 2006, we announced our decision to sell Verizon Dominicana and TELPRI and, in accordance with Statement of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, (SFAS No. 144) we have classified the results of operations of Verizon Dominicana and TELPRI as discontinued operations. The sale of Dominicana closed in December 2006 and, primarily due to taxes on previously unremitted earnings, a pretax gain of $30 million resulted in an after-tax loss of $541 million (or $.18 per diluted share).

We completed the spin-off of Idearc to our shareholders on November 17, 2006, which resulted in an $8,695 million increase to contributed capital in shareowners’ investment.

Discontinued operations also include the results of operations of Verizon Information Services Canada Inc. prior to its sale in the fourth quarter of 2004. The sale resulted in a pretax gain of $1,017 million ($516 million after-tax, or $.18 per diluted share).

Income from discontinued operations, net of tax decreased by $611 million, or 44.6% in 2006 compared to 2005. This decrease was primarily due to the after-tax loss recorded in 2006 on the sale of Verizon Dominicana, partially offset by cessation of depreciation on fixed assets held for sale. Income from discontinued operations, net of tax decreased by $562 million, or 29.1% in 2005 compared to 2004. The decrease was primarily driven by the after-tax gain recorded on the sale of Verizon Information Services Canada Inc. in 2004.

Cumulative Effect of Accounting Change

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), Share-Based Payment, (SFAS No. 123(R)) which revises SFAS No. 123, Accounting for Stock-Based Compensation (SFAS No. 123). SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized as compensation expense based on their fair value. Effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123, using the prospective method (as permitted under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (SFAS No. 148)) for all new awards granted, modified or settled after January 1, 2003. Under the prospective method, employee compensation expense in the first year is recognized for new awards granted, modified, or settled. The options generally vest over a term of three years, therefore, the expenses related to stock-based employee compensation included in the determination of net income for 2006, 2005 and 2004 are less than what would have been recorded if the fair value method had been applied to previously issued awards.

Effective January 1, 2006, we adopted SFAS No. 123(R) utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. SFAS No. 123(R) is supplemented by Staff Accounting Bulletin (SAB) No. 107, “Share-Based Payments” (SAB No. 107). This SAB, which was issued by the Securities and Exchange Commission (SEC) in March 2005, expresses the views of the SEC staff regarding the relationship between SFAS No. 123(R) and certain SEC rules and regulations. In particular, this SAB provides guidance related to valuation methods, the classification of compensation expense, non-GAAP financial measures, the accounting for income tax effects of share-based payment arrangements, disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS No. 123(R), and interpretations of other share-based payment arrangements. We also adopted SAB No. 107 on January 1, 2006.

We recorded a $42 million cumulative effect of accounting change as of January 1, 2006, net of taxes and after minority interest, to recognize the effect of initially measuring the outstanding liability awards (VARs) of the Verizon Wireless joint venture at fair value utilizing a Black-Scholes model. We do not expect SFAS No. 123(R) to have a material effect on our consolidated financial statements in future periods.

Segment Results of Operations

On November 17, 2006, we completed the spin-off to our shareowners of our U.S. print and Internet yellow pages directories, which was included in the Information Services segment. The spin-off resulted in a new company, named Idearc Inc. In addition, on April 2, 2006, we reached definitive agreements to sell our interests in TELPRI and Verizon Dominicana, each of which was included in the International segment. In accordance with SFAS No. 144, we have classified the results of operations for our U.S. print and Internet yellow pages directories business, Verizon Dominicana and TELPRI as discontinued operations and assets held for sale. Accordingly, we now have two reportable segments and prior period amounts and discussions are revised to reflect this change. Our segments are Wireline and Domestic Wireless. You can find additional information about our segments in Note 17 to the consolidated financial statements.

We measure and evaluate our reportable segments based on segment income. Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, primarily Omnitel and CANTV, lease financing, and asset impairments and expenses that are not allocated in assessing segment performance due to their non-recurring nature. These adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance.

Wireline

The Wireline segment, which includes the operations of the former MCI, consists of the operations of Verizon Telecom, a provider of telephone services, including voice, broadband video and data, network access, long distance, and other services to consumer and small business customers and carriers, and Verizon Business, a provider of next-generation IP network services globally to medium and large businesses and government customers. As discussed earlier under “Consolidated Results of Operations,” in the second quarter of 2005, we sold wireline properties in Hawaii representing approximately 700,000 access lines or 1% of the total Verizon Telecom switched access lines in service. For comparability purposes, the results of operations shown in the tables below exclude the Hawaii properties that have been sold.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Verizon Telecom
Mass Markets	$ 22,528	$ 20,446	$ 20,447
Wholesale	8,323	9,075	9,128
Other	2,408	2,593	2,686
Verizon Business
Enterprise Business	13,999	6,018	6,196
Wholesale	3,381	1,376	1,218
International and Other	3,110	–	–
Intrasegment Eliminations	(2,955)	(1,892)	(1,654)
Total Wireline Operating Revenues	$ 50,794	$ 37,616	$ 38,021

In connection with the completion of the MCI merger, our product lines were realigned to be reflective of the Line of Business structure in which the product lines are currently being managed. Prior period amounts and discussions were reclassified to conform to the current presentation.

Verizon Telecom

Mass Markets

Verizon Telecom’s Mass Markets revenue includes local exchange (basic service and end-user access), value-added services, long distance, broadband services for residential and certain small business accounts and FiOS TV services. Value-added services are a family of services that expand the utilization of the network, including products such as Caller ID, Call Waiting, Home Voicemail and Return Call. Long distance includes both regional toll services and long distance services. Broadband services include DSL and FiOS.

Our Mass Market revenues increased by $2,082 million, or 10.2% in 2006, and decreased by $1 million, or 0.0% in 2005. The increase in 2006 was principally due to the inclusion of revenues from the former MCI and, in 2006 and 2005, growth from broadband and long distance. In both years revenue increases were offset by lower demand and usage of our basic local exchange and accompanying services attributable to subscriber losses due to technology substitution, including wireless and VoIP.

We added 1,838,000 new broadband connections, including 517,000 for FiOS in 2006, for a total of 6,982,000 lines at December 31, 2006, an increase of 35.7% compared to 5,144,000 lines in service at December 31, 2005. We have achieved a FiOS data penetration rate of 14% across all markets where we have been selling this service. Our Freedom service plans continue to stimulate growth in long distance services, as the number of plans reached 7.9 million as of December 31, 2006, representing a 44.1% increase from December 31, 2005. As of December 31, 2006, approximately 58% of our legacy Verizon wireline customers have chosen Verizon as their long distance carrier.

Declines in switched access lines in service of 7.6% in 2006 and 6.7% in 2005 were mainly driven by the effects of competition and technology substitution. Demand for legacy Verizon residential access lines declined 7.1% in 2006 and 6.3% in 2005, as customers substituted wireless, broadband and cable services for traditional landline services. At the same time, legacy Verizon business access lines declined 3.2% in 2006, and 4.2% in 2005, primarily reflecting competition and a shift to high-speed, high-volume special access lines.

We continue to seek opportunities to retain and win back customers. Our Freedom service plans offer local services with various combinations of long distance and Internet access services in a discounted bundle available on one bill. We have introduced our Freedom service plans in nearly all of our key markets.

Wholesale

Wholesale revenues are earned from long distance and other competing carriers who use our local exchange facilities to provide usage services to their customers. Switched access revenues are derived from fixed and usage-based charges paid by carriers for access to our local network. Special access revenues originate from carriers that buy dedicated local exchange capacity to support their private networks. Wholesale services also include local wholesale revenues from unbundled network elements (UNEs), interconnection revenues from CLECs and wireless carriers, and some data transport revenues.

Wholesale revenues decreased by $752 million, or 8.3% in 2006 and by $53 million, or 0.6% in 2005, due to the exclusion, in 2006, of affiliated access revenues billed to the former MCI mass market entities, and, in 2006 and 2005, to declines in legacy Verizon switched access revenues and local wholesale revenues, offset by increases in special access revenues.

Switched minutes of use declined in 2006 and 2005, reflecting the impact of access line loss and technology substitution. Wholesale lines decreased by 17.1% in 2006 due to the impact of a decision by a major competitor to deemphasize their local market initiatives in 2005. Special access revenue growth reflects continuing demand in the business market for high-capacity, high-speed digital services, partially offset by lessening demand for older, low-speed data products and services. As of December 31, 2006, customer demand for high capacity and digital data services increased 8.9% compared to 2005.

The FCC regulates the rates that we charge customers for interstate access services. See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – FCC Regulation” for additional information on FCC rulemaking concerning federal access rates, universal service and certain broadband services.

Other

Other revenues include services such as operator services (including deaf relay services), public (coin) telephone, card services and supply sales, as well as former MCI dial-around services including 10-10-987, 10-10-220, 1-800-COLLECT and Prepaid Cards.

Verizon Telecom’s revenues from other services decreased by $185 million, or 7.1% in 2006, and by $93 million, or 3.5% in 2005. These revenue decreases were mainly due to the discontinuation of non-strategic businesses, including the termination of a large commercial inventory management contract in 2005, and reduced business volumes, which were partially offset by the inclusion of revenues from the former MCI in 2006.

Verizon Business

Enterprise Business

Our Enterprise Business market provides voice, data and internet communications services to medium and large business customers, multi-national corporations, and state and federal government customers. In addition, the Enterprise Business market also provides value-added services that make communications more secure, reliable and efficient managed network services for customers that outsource all or portions of their communications and information processing operations. Traditional local and long distance services comprise $6,551 million, or 47% of revenue in 2006, $4,110 million, or 68% of revenue in 2005, and $4,447 million, or 72% of total Enterprise Business revenue in 2004. Enterprise Business also provides data services such as Private Line, Frame Relay and ATM services, both domestically and internationally, as well as managed network services to its customers.

Enterprise Business 2006 revenues of $13,999 million, increased $7,981 million, or 132.6% compared to 2005 primarily due to the acquisition of MCI, and declined $178 million, or 2.9% in 2005 compared to 2004. Data services revenue was $5,430, or 39% of Enterprise Business’s revenue stream in 2006, $1,908 million, or 32% in 2005, and $1,749 million, or 28% in 2004. Internet services revenue was $2,018 million in 2006, or 14% of Enterprise Business’s revenues, the first year Enterprise Business offered Internet services. The Internet suite of products is Enterprise Business’s fastest growing and includes Private IP, IP VPN, Web Hosting and VoIP.

Enterprise Business 2005 revenues of $6,018 million declined $178 million compared to 2004, primarily due to a 3.5% decline in business access lines, reflecting competition and a shift to high-speed, high volume special access lines.

Wholesale

Our Wholesale revenues relate to domestic wholesale services, which include all wholesale traffic sold in the United States, as well as international traffic that originates in the United States.

In the year ended December 31, 2006, our Verizon Business Wholesale revenues of $3,381 million, increased $2,005 million, or 145.7%, compared to 2005, primarily due to the MCI acquisition. Local and long distance voice products, including transport, represented $1,601 million or 47% of the market’s total revenue in 2006, the first year the Wholesale business group has offered voice products. Wholesale revenue is influenced by aggressive competitive pricing, in particular long distance voice services. Wholesale data and Internet revenues were $1,780 million, or 52% of total Wholesale revenue for the year ended December 31, 2006, $1,376 million, or 100% of total Wholesale revenue in 2005 and $1,218 million, or 100% of total Wholesale revenues in 2004.

International and Other

Our International operations serve businesses, government entities and telecommunication carriers outside of the United States. Other operations include our Skytel paging business.

Our revenues from International and Other in the year ended December 31, 2006 were $3,110 million. This market represents a new revenue stream to Verizon resulting from the MCI acquisition. International and Other had voice revenue of $1,822 million in the year ended December 31, 2006, or 58% of the total International and Other revenues. Internet revenue represented $894 million, or 29% of total revenue in the period. Data revenue was $394 million, or 13% of total International and Other revenue in the year ended December 31, 2006.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Cost of services and sales	$ 24,522	$ 15,604	$ 14,830
Selling, general and administrative expense	12,116	8,419	8,621
Depreciation and amortization expense	9,590	8,801	8,910
	$ 46,228	$ 32,824	$ 32,361

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities, contributions to the universal service fund, customer provisioning costs and cost of products sold. Aggregate customer care costs, which include billing and service provisioning, are allocated between cost of services and sales and selling, general and administrative expense.

Cost of services and sales increased by $8,918 million, or 57.2% in 2006 compared to 2005. These increases were primarily due to the MCI merger in 2006 partially offset by the net impact of other cost changes. Higher costs associated with our growth businesses and annual wage increases were partially offset by productivity improvement initiatives, which reduced cost of services and sales expenses in 2006. Expenses were also impacted by increased net pension and other postretirement benefit costs. The overall impact of the 2006 assumption changes combined with the impact of lower than expected actual asset returns over the past several years, resulted in pension and other postretirement benefit expense of $1,408 million (primarily in cost of services and sales) in 2006 compared to net pension and postretirement benefit expense of $1,248 million in 2005. Further, expenses decreased in both years due to the discontinuation of non-strategic businesses, including the termination of a large commercial inventory management contract in 2005.

In 2005, our cost of services and sales increased by $774 million, or 5.2% compared to 2004. Costs in 2005 were impacted by increased pension and other postretirement benefit costs. At December 31, 2004, in connection with an evaluation of key employee benefit plan assumptions, the discount rate assumption was lowered from 6.25% in 2004 to 5.75% in 2005, consistent with interest rate levels at the end of 2004. Further, there was an increase in the retiree health care cost trend rates. The overall impact of these assumption changes, combined with the impact of lower than expected actual asset returns over the last several years, resulted in net pension and other postretirement benefit expense (primarily in cost of services and sales) of $1,248 million in 2005, compared to net pension and postretirement benefit expense of $803 million in 2004. Also contributing to expense increases in cost of services and sales were higher costs associated with our growth businesses. Further, the expense increase was impacted by favorable adjustments to our interconnection expense in 2004, as a result of our ongoing reviews of local interconnection expense charged by CLECs and settlements with carriers.

Selling, General and Administrative Expense

Selling, general and administrative expenses in 2006 increased by $3,697 million or 43.9% compared to 2005. These increases were primarily due to the inclusion of expenses from the former MCI in 2006 partially offset by synergy savings resulting from our merger integration efforts, the impact of gains from real estate sales and lower bad debt costs.

In 2005, our selling, general and administrative expense decreased by $202 million, or 2.3% compared to 2004. This decrease was attributable to gains on the sale of real estate in 2005, lower property and gross receipts taxes and reduced bad debt costs, partially offset by higher net pension and benefit costs, as described above, and a prior year gain on the sale of two small business units.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense of $789 million, or 9.0% in 2006 was mainly driven by the acquisition of MCI’s depreciable property and equipment and finite-lived intangibles, including its customer lists and capitalized non-network software, measured at fair value and by growth in depreciable telephone plant and non-network software assets. The decrease in depreciation and amortization expense of $109 million or 1.2%, in 2005 compared to 2004 was mainly driven by lower rates of depreciation, partially offset by higher plant, property and equipment balances and software amortization costs.

Segment Income

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Segment Income	$ 1,634	$ 1,906	$ 2,652

Segment income decreased by $272 million, or 14.3% in 2006 and by $746 million, or 28.1% in 2005, due to the after-tax impact of operating revenues and operating expenses described above, along with the impact of favorable income tax adjustments in 2005.

Special and non-recurring items not included in Verizon Wireline’s segment income totaled $407 million, ($168) million and $346 million in 2006, 2005, and 2004 respectively. Special and non-recurring items in 2006 included costs associated with severance activity, pension settlement losses, Verizon Center relocation-related costs, and merger integration costs. Merger integration costs primarily included costs related to advertising and re-branding initiatives, and labor and contractor costs related to information technology integration initiatives. Special and non-recurring items in 2005 related to the Hawaii results of operations and gain on the sale of the Hawaii wireline operations, the net gain on the sale of a New York City office building, changes to management retirement benefit plans, severance costs, and Verizon Center relocation-related costs. Special and non-recurring items in 2004 primarily included pension settlement losses, operating asset losses, and costs associated with the early retirement of debt, partially offset by an expense credit resulting from the favorable resolution of pre-bankruptcy amounts due from MCI as well as a gain on the sale of an investment.

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

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Wireless sales and services	$ 38,043	$ 32,301	$ 27,662

Domestic Wireless’s total revenues of $38,043 million were $5,742 million, or 17.8% higher in 2006 compared to 2005. Service revenues of $32,796 million were $4,665 million, or 16.6% higher than 2005. The service revenue increase was primarily due to a 15.0% increase in customers as of December 31, 2006 compared to December 31, 2005, and increased average revenue per customer. Equipment and other revenue increased $1,077 million, or 25.8% in 2006 compared to 2005 principally as a result of increases in the number and price of wireless devices sold. Other revenue also increased due to increases in regulatory fees, primarily the universal service fund, and cost recovery surcharges.

Our Domestic Wireless segment ended 2006 with 59.1 million customers, an increase of 7.7 million net new customers, or 15.0% compared to December 31, 2005. Substantially all of the net customers added during 2006 were retail customers. The overall composition of our Domestic Wireless customer base as of December 31, 2006 was 92.6% retail postpaid, 3.6% retail prepaid and 3.8% resellers. Total average monthly churn, the rate at which customers disconnect service, decreased to 1.17% in 2006 compared to 1.26% in 2005. Retail postpaid churn decreased to 0.9% in 2006 compared to 1.1% in 2005.

Average revenue per customer per month increased 0.6% to $49.80 in 2006 compared to 2005. Average service revenue per customer reflected a 72% increase in data revenue per customer in 2006, compared to 2005, driven by increased use of our messaging, VZAccess and other data services. Retail service revenue per retail customer of $50.44 also grew in 2006, compared to 2005. However, Domestic Wireless continued to experience an increase in the proportion of customers on its Family Share price plans, which put downward pressure on average service revenue per customer during 2006. Data revenues were $4,475 million and accounted for 13.6% of service revenue in 2006, compared to $2,243 million and 8.0% of service revenue in 2005.

Domestic Wireless’s total revenues of $32,301 million were $4,639 million, or 16.8% higher in 2005 compared to 2004. Service revenues of $28,131 million were $3,731 million, or 15.3% higher than 2004. This revenue growth was primarily due to increased customers, partially offset by a decrease in average revenue per customer per month, and increases in equipment and other revenue, principally as a result of an increase in wireless devices sold together with an increase in revenue per unit sold. At December 31, 2005, customers totaled 51.3 million, an increase of 17.2% compared to December 31, 2004. Retail net additions accounted for 7.2 million, or 95.8% of the total net additions. Total churn decreased to 1.3% in 2005, compared to 1.5% in 2004. Retail postpaid churn decreased to 1.1% in 2005 compared to 1.3% in 2004.

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

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Cost of services and sales	$ 11,491	$ 9,393	$ 7,747
Selling, general and administrative expense	12,039	10,768	9,591
Depreciation and amortization expense	4,913	4,760	4,486
	$ 28,443	$ 24,921	$ 21,824

Cost of Services and Sales

Cost of services and sales, which are costs to operate the wireless network as well as the cost of roaming, long distance and equipment sales, increased by $2,098 million, or 22.3% in 2006 compared to 2005. Cost of services increased due to higher wireless network costs in 2006 caused by increased network usage relating to both voice and data services, partially offset by lower rates for long distance, roaming and local interconnection. Cost of equipment sales grew by 29.7% in 2006 compared to 2005. The increase was primarily attributed to an increase in wireless devices sold, resulting from an increase in equipment upgrades and gross retail activations, together with an increase in cost per unit driven by increased sales of higher cost advanced wireless devices, in 2006, compared to 2005.

Cost of services and sales increased by $1,646 million, or 21.2% in 2005 compared to 2004. This increase was primarily due to higher network charges resulting from increased network usage in 2005 compared to 2004, and an increase in cost of equipment sales driven by increased wireless devices sold and equipment upgrades in 2005 compared to 2004.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $1,271 million, or 11.8% in 2006 compared to 2005. This increase was primarily due to an increase in salary and benefits expense of $632 million, resulting from an increase in employees, primarily in the sales and customer care areas, and higher per employee salary and benefit costs. Advertising and promotion expense increased $207 million in 2006, compared to 2005. Also contributing to the increase were higher costs associated with regulatory fees, primarily the universal service fund, which increased by $167 million in 2006 compared to 2005.

Selling, general and administrative expense increased by $1,177 million, or 12.3% in 2005 compared to 2004. This increase was primarily due to increased salary and benefits expense and higher sales commissions, related to an increase in customer additions and renewals during 2005 compared to 2004.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $153 million, or 3.2% in 2006 compared to 2005 and increased by $274 million, or 6.1% in 2005 compared to 2004. These increases were primarily due to increased depreciation expense related to the increases in depreciable assets. The increase in 2006 was partially offset by a decrease in amortization expense due to fully amortized customer lists.

Segment Income

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Segment Income	$ 2,976	$ 2,219	$ 1,645

Segment income increased by $757 million, or 34.1% in 2006 compared to 2005 and increased by $574 million, or 34.9% in 2005 compared to 2004, primarily as a result of the after-tax impact of operating revenues and operating expenses described above, partially offset by higher minority interest expense. Special and non-recurring items of $42 million after-tax were due to the adoption of SFAS 123 (R). There were no special items affecting this segment in 2005 or 2004.

Increases in minority interest expense in 2006 and 2005 were principally due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone.

Special Items

Disposition of Businesses and Investments

Sale of Discontinued Operations

On December 1, 2006, we closed the sale of Verizon Dominicana. The transaction resulted in net pretax cash proceeds of $2,042 million. The U.S. taxes that became payable and were recognized at the time the transaction closed significantly exceeded the amount of the pretax gain of $30 million. The sale resulted in an after-tax loss of $541 million (or $.18 per diluted share). There were no similar items in 2005. In 2004, we closed on the sale of Verizon Information Services Canada Inc. and recorded a gain of $1,017 million ($516 million after-tax, or $.18 per diluted share).

Sales of Businesses, Net

During 2005, we sold our wireline and directory businesses in Hawaii, including Verizon Hawaii Inc. which operated approximately 700,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon Online, Verizon Information Services and Verizon Select Services Inc. in Hawaii, to an affiliate of The Carlyle Group for $1,326 million in cash proceeds. In connection with this sale, we recorded a net pretax gain of $530 million ($336 million after-tax, or $.12 per diluted share). There were no similar items in 2006 and 2004.

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

Also during 2004, we sold all of our investment in Iowa Telecom preferred stock, which resulted in a pretax gain of $43 million ($43 million after-tax, or $.02 per diluted share). This preferred stock was received in 2000 in connection with the sale of access lines in Iowa. There were no similar items in 2006 and 2005.

Spin-off Related Charges

In 2006, we recorded pretax charges of $117 million ($101 million after-tax, or $.03 per diluted share) for costs related to the spin-off of Idearc. These costs primarily consisted of banking and legal fees, as well as filing fees, printing and mailing costs. There were no similar charges in 2005 and 2004.

Merger Integration Costs

In 2006, we recorded pretax charges of $232 million ($146 million after-tax, or $.05 per diluted share) related to integration costs associated with the MCI acquisition that closed on January 6, 2006. These costs are primarily comprised of advertising and other costs related to re-branding initiatives and systems integration activities. There were no similar charges incurred in 2005 and 2004.

Facility and Employee-Related Items

During 2006, we recorded pretax charges of $184 million ($118 million after-tax) in connection with the continued relocation of employees and business operations to Verizon Center located in Basking Ridge, New Jersey. During 2005, we recorded a net pretax gain of $18 million ($8 million after-tax) in connection with this relocation of our new operations center, Verizon Center, including a pretax gain of $120 million ($72 million after-tax) related to the sale of a New York City office building, partially offset by a pretax charge of $102 million ($64 million after-tax) primarily associated with relocation, employee severance and related activities. There were no similar charges incurred in 2004.

During 2006, we recorded net pretax severance, pension and benefits charges of $425 million ($258 million after-tax, including $3 million of income recorded to discontinued operations, or $.09 per diluted share). These charges included net pretax pension settlement losses of $56 million ($26 million after-tax, or $.01 per diluted share) related to employees that received lump-sum distributions primarily resulting from our separation plans. These charges were recorded in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (SFAS No. 88), which requires that settlement losses be recorded once prescribed payment thresholds have been reached. Also included are pretax charges of $369 million ($228 million after-tax, or $.08 per diluted share), for employee severance and severance-related costs in connection with the involuntary separation of approximately 4,100 employees. In addition, during 2005 we recorded a charge of $59 million ($36 million after-tax, or $.01 per diluted share) associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

During 2005, we recorded a net pretax charge of $98 million ($59 million after-tax) related to the restructuring of the Verizon management retirement benefit plans. This pretax charge was recorded in accordance with SFAS No. 88, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS No. 106) and includes the unamortized cost of prior pension enhancements of $430 million offset partially by a pretax curtailment gain of $332 million related to retiree medical benefits. In connection with this restructuring, management employees: no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006; received an 18-month enhancement of the value of their pension and retiree medical subsidy; and receive a higher savings plan matching contribution.

During 2004, we recorded pretax pension settlement losses of $805 million ($492 million after-tax) related to employees that received lump-sum distributions during 2004 in connection with the voluntary separation plan under which more than 21,000 employees accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88. In addition, we recorded a $7 million after-tax charge in income from discontinued operations, related to the 2003 separation plan.

Tax Matters

During 2005, we recorded tax benefits of $336 million in connection with capital gains and prior year investment losses. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to capital losses incurred in previous years. The investment losses pertain to Iusacell, CTI Holdings, S.A. (CTI) and TelecomAsia.

Also during 2005, we recorded a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, for two of our foreign investments.

As a result of the capital gain realized in 2004 in connection with the sale of Verizon Information Services Canada, we recorded tax benefits of $234 million in the fourth quarter of 2004 pertaining to prior year investment impairments. The investment impairments primarily related to debt and equity investments in CTI, Cable & Wireless plc and NTL Incorporated.

Other Special Items

During 2006, we recorded pretax charges of $26 million ($16 million after-tax, or $.01 per diluted share) resulting from the extinguishment of debt assumed in connection with the completion of the MCI merger.

As discussed in the “Cumulative Effect of Accounting Change” section, during 2006, we recorded after-tax charges of $42 million ($.01 per diluted share) to recognize the adoption of SFAS No. 123 (R).

During 2005, we recorded pretax charges of $139 million ($133 million after-tax, or $.05 per diluted share) including a pretax impairment charge of $125 million ($125 million after-tax, or $.04 per diluted share) pertaining to aircraft leased to airlines involved in bankruptcy proceedings and a pretax charge of $14 million ($8 million after-tax, or less than $.01 per diluted share) in connection with the early extinguishment of debt.

In the second quarter of 2004, we recorded an expense credit of $204 million ($123 million after-tax, or $.04 per diluted share) resulting from the favorable resolution of pre-bankruptcy amounts due from MCI that were recovered upon the emergence of MCI from bankruptcy.

Also during 2004, we recorded a charge of $113 million ($87 million after-tax, or $.03 per diluted share) related to operating asset losses pertaining to our international long distance and data network. In addition, we recorded pretax charges of $55 million ($34 million after-tax, or $.01 per diluted share) in connection with the early extinguishment of debt.

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Cash Flows Provided By (Used In)
Operating activities	$ 24,106	$ 22,025	$ 21,791
Investing activities	(15,616)	(18,492)	(10,343)
Financing activities	(6,031)	(5,034)	(9,856)
Increase (Decrease) In Cash and Cash Equivalents	$ 2,459	$ (1,501)	$ 1,592

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

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In 2006, the increase in cash from operating activities compared to 2005 was primarily due to higher earnings at Domestic Wireless, which included higher minority interest earnings, and lower dividends paid to minority partners. Total minority interest earnings, net of dividends paid to minority interest partners, was $3.2 billion in 2006 compared to $1.7 billion in 2005. In addition, higher operating cash flow in 2006 compared to 2005 was due to lower cash taxes paid in 2006, resulting from 2005 tax payments related to foreign operations and investments sold during the fourth quarter of 2004. Partially offsetting these increases were significant 2005 repatriations of foreign earnings of unconsolidated businesses.

In 2005, the increase in cash from operations compared to 2004 was primarily driven higher by the repatriation of $2.2 billion of foreign earnings from unconsolidated businesses, higher minority interest earnings, net of dividends paid to minority partners of $1.0 billion and lower severance payments in 2005. These increases were largely offset by higher cash income tax payments, including taxes paid in 2005 related to the 2004 sales of Verizon Information Services Canada and TELUS shares, and higher pension fund contributions.

Operating cash flows from discontinued operations decreased $505 million to $1,076 million in 2006 due to the completion of the Idearc spin-off on November 17, 2006 and the close of the sale of Verizon Dominicana on December 1, 2006, partially offset by the operating activities of the remaining assets held for sale. Operating cash flows from discontinued operations decreased $34 million from $1,615 million in 2004 to $1,581 million in 2005 due to the completion of the sale of Verizon Information Services Canada in the fourth quarter of 2004, partially offset by operating activities of the remaining assets held for sale.

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of capital resources as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. Including capitalized software, we invested $10,259 million in our Wireline business in 2006, compared to $8,267 million and $7,118 million in 2005 and 2004, respectively. We also invested $6,618 million in our Verizon Wireless business in 2006, compared to $6,484 million and $5,633 million in 2005 and 2004, respectively. The increase in capital spending at Wireline is mainly driven by the acquisition of MCI, coupled with increased spending in high growth areas such as broadband. Capital spending at Verizon Wireless represents our continuing effort to invest in this high growth business.

In 2007, capital expenditures including capitalized software are expected to be in the range of $17.5 billion to $17.9 billion.

In 2006, we invested $1,422 million in acquisitions and investments in businesses, including $2,809 million to acquire thirteen 20 MHz licenses in connection with the FCC Advanced Wireless Services auction and $57 million to acquire other wireless properties. This was offset by MCI’s cash balances of $2,361 million at the date of the merger, of which $779 million was used for a cash payment to MCI shareholders. In 2005, we invested $4,684 million in acquisitions and investments in businesses, including $3,003 million to acquire NextWave Telecom Inc. (NextWave) personal communications services licenses, $641 million to acquire 63 broadband wireless licenses in connection with FCC auction 58, $419 million to purchase Qwest Wireless, LLC’s spectrum licenses and wireless network assets in several existing and new markets, $230 million to purchase spectrum from MetroPCS, Inc. and $297 million for other wireless properties and licenses. In 2004, we invested $1,196 million in acquisitions and investments in businesses, including $1,052 million for wireless licenses and businesses, including a NextWave license covering the New York metropolitan area, and $144 million related to Verizon’s limited partnership investments in entities that invest in affordable housing projects.

In 2005, we received cash proceeds of $1,326 million in connection with the sale of Verizon’s wireline operations in Hawaii. In 2004, we received cash proceeds of $117 million from the sale of a small business unit.

Our short-term investments include principally cash equivalents held in trust accounts for payment of employee benefits. In 2006, 2005 and 2004, we invested $1,915 million, $1,955 million and $1,801 million, respectively, in short-term investments, primarily to pre-fund active employees’ health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $2,205 million, $1,609 million and $1,711 million in the years 2006, 2005 and 2004, respectively.

Other, net investing activities for 2006 include cash proceeds of $283 million from property sales. Other, net investing activities for 2005 includes a net investment of $913 million for the purchase of 43.4 million shares of MCI common stock from eight entities affiliated with Carlos Slim Helú, offset by cash proceeds of $713 million from property sales, including a New York City office building, and $349 million of repatriated proceeds from the sales of European investments in prior years. Other, net investing activities for 2004 includes net cash proceeds of $1,632 million received in connection with the sale of our 20.5% interest in TELUS and $650 million in connection with sales of our interests in various other investments, including a partnership venture with Crown Castle International Corp., EuroTel Bratislava, a.s. and Iowa Telecom preferred stock.

In 2006, investing activities of discontinued operations include net pretax cash proceeds of $2,042 million in connection with the sale of Verizon Dominicana. In 2005, investing activities of discontinued operations are primarily related to capital expenditures related to discontinued operations. In 2004, investing activities of discontinued operations include cash proceeds of $1,603 million from the sale of Verizon Information Services Canada, partially offset by capital expenditures related to discontinued operations.

Under the terms of an investment agreement, Vodafone had the right to require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times (put windows) at its then fair market value, not to exceed $10 billion in any one put window. Vodafone had the right to require the purchase of up to $10 billion during a 61-day period which opened on June 10 and closed on August 9 in 2006, and did not exercise that right. As of December 31, 2006, Vodafone only has the right to require the purchase of up to $10 billion worth of its interest, during a 61-day period opening on June 10 and closing on August 9 in 2007, under its one remaining put window. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt. In the event Vodafone exercises its one remaining put right, we (instead of Verizon Wireless) have the right, exercisable at our sole discretion, to purchase up to $2.5 billion of Vodafone’s interest for cash or Verizon stock at our option.

Cash Flows Used In Financing Activities

Our total debt was reduced by $1,896 million during 2006. We repaid $6,838 million of Wireline debt, including premiums associated with the retirement of $5,665 million of aggregate principal amount of long-term debt assumed in connection with the MCI merger. The Wireline repayments also included the early retirement/prepayment of $697 million of long-term debt and $155 million of other long-term debt at maturity. We repaid $2.5 billion of Domestic Wireless 5.375% fixed rate notes that matured on December 15, 2006. At December 31, 2006, Verizon Wireless had no third-party debt. Also, we redeemed the $1,375 million accreted principal of our remaining zero-coupon convertible notes and retired $482 million of other corporate long-term debt at maturity. These repayments were partially offset by our issuance of long-term debt with a total aggregate principal amount of $4,000 million, resulting in cash proceeds of $3,958 million, net of discounts, issuance costs and the receipt of cash proceeds related to hedges on the interest rate of an anticipated financing. In connection with the spin-off of Idearc, we received net cash proceeds of approximately $2 billion and retired debt in the aggregate principal amount of approximately $7 billion (see Other Consolidated Results – Discontinued Operations – Verizon Information Services).

Cash of $240 million was used to reduce our total debt during 2005. We repaid $1,533 million of Domestic Wireless, $1,183 million of Wireline and $1,109 million of Verizon corporate long-term debt. The Wireline debt repayment included the early retirement of $350 million of long-term debt and $806 million of other long-term debt at maturity. This decrease was largely offset by the issuance by Verizon corporate of long-term debt with a total principal amount of $1,500 million, resulting in total cash proceeds of $1,478 million, net of discounts and costs, and an increase in our short-term borrowings of $2,098 million.

Cash of $5,401 million was used to reduce our total debt during 2004. We repaid $2,315 million and $2,769 million of Wireline and Verizon corporate long-term debt, respectively. The Wireline debt repayment includes the early retirement of $1,275 million of long-term debt and $950 million of other long-term debt at maturity. The corporate debt repayment includes $1,984 million of zero-coupon convertible notes redeemed by Verizon corporate and $723 million of other corporate long-term debt at maturity. Also, during 2004, we decreased our short-term borrowings by $747 million and Verizon corporate issued $500 million of long-term debt.

Our ratio of debt to debt combined with shareowners’ equity was 42.8% at December 31, 2006 compared to 49.1% at December 31, 2005.

As of December 31, 2006, we had no bank borrowings outstanding. We also had approximately $6.2 billion of unused bank lines of credit (including a $6.0 billion three-year committed facility that expires in September 2009 and various other facilities totaling approximately $400 million) and we had shelf registrations for the issuance of up to $4.5 billion of unsecured debt securities. The debt securities of Verizon and our telephone subsidiaries continue to be accorded high ratings by primary rating agencies. In order to simplify and streamline our financing entities, Verizon Global Funding merged into Verizon Communications on February 1, 2006. Verizon Communications is now the primary issuer of all long-term and short-term debt for Verizon. The short-term ratings of Verizon Communications are: Moody’s P-2;

S&P A-1; and Fitch F1. The long-term ratings of Verizon Communications are: Moody’s A3 with stable outlook; S&P A with negative outlook; and Fitch A+ with stable outlook. In June 2006, the long-term debt rating of Verizon Wireless was upgraded by Moody’s to A2 from A3 and assigned a stable outlook and the long-term debt rating of Verizon Communications was affirmed at A3 with a stable outlook. In December 2006, Fitch affirmed the long-term debt rating of Verizon Communications at A+ with a stable outlook. Following the maturity of its remaining external debt in December 2006, Moody’s and Fitch withdrew the rating on Verizon Wireless.

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

As in prior years, dividend payments were a significant use of capital resources. We determine the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. In 2006 and 2005, Verizon declared quarterly cash dividends of $.405 per share. In 2004, we declared quarterly cash dividends of $.385 per share.

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans. On January 19, 2006, the Board of Directors determined that no additional common shares could be purchased under previously authorized share repurchase programs and gave authorization to repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2008. We repurchased $1,700 million of our common stock as part of this program.

Increase (Decrease) In Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2006 totaled $3,219 million, a $2,459 increase compared to cash and cash equivalents at December 31, 2005 of $760 million. The increase in cash and cash equivalents in 2006 was primarily driven by proceeds from the disposition of Verizon Dominicana and the spin-off of Idearc, cash acquired in connection with the merger of MCI and higher debt borrowings, partially offset by increased capital expenditures and higher repayments of borrowings. Our cash and cash equivalents at December 31, 2005 totaled $760 million, a $1,501 million decrease compared to cash and cash equivalents at December 31, 2004 of $2,261 million. The decrease in cash and cash equivalents in 2005 was primarily driven by increased capital expenditures and higher acquisitions and investments, partially offset by proceeds from the sale of businesses and lower repayments of borrowings.

Employee Benefit Plan Funded Status and Contributions

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of Other Accumulated Comprehensive Income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company’s year-end. We adopted SFAS No. 158 effective December 31, 2006 which resulted in a net decrease to shareowners’ investment of $6,883 million. This included a net increase in pension obligations of $2,403 million, an increase in Other Postretirement Benefits Obligations of $10,828 million and an increase in Other Employee Benefit Obligations of $31 million, partially offset by a net decrease of $1,205 million to reverse the Additional Minimum Pension Liability and an increase in deferred taxes of $5,174 million.

Prior to the adoption of SFAS No. 158 we evaluated each pension plan to determine whether an additional minimum pension liability was required or whether any adjustment was necessary as determined by the provisions of SFAS No. 87, Employers’ Accounting for Pensions. In 2005, we recorded a benefit of $51 million, net of tax, primarily in Employee Benefit Obligations in the consolidated balance sheets. The changes in the assets and liabilities were recorded in Accumulated Other Comprehensive Loss, net of a tax benefit, in shareowners’ investment in the consolidated balance sheets.

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. The majority of Verizon’s pension plans are adequately funded. We contributed $451 million, $593 million and $145 million in 2006, 2005 and 2004, respectively, to our qualified pension trusts. We also contributed $117 million, $105 million and $114 million to our nonqualified pension plans in 2006, 2005 and 2004, respectively.

Based on the funded status of the plans at December 31, 2006, we anticipate qualified pension trust contributions of $510 million in 2007. Our estimate of required qualified pension trust contributions for 2008 is approximately $300 million. Nonqualified pension contributions are estimated to be approximately $120 million and $180 million for 2007 and 2008, respectively.

Contributions to our other postretirement benefit plans generally relate to payments for benefits primarily on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1,099 million, $1,040 million and $1,099 million to our other postretirement benefit plans in 2006, 2005 and 2004, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1,210 million in 2007 and $1,580 million in 2008, prior to anticipated receipts related to Medicare subsidies.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate, telecommunications and other equipment are leased for remaining terms of less than 1 year to 49 years as of December 31, 2006. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased assets and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets. See “Special Items” for a discussion of lease impairment charges.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2006. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (see Note 11)	$ 32,425	$ 4,084	$ 3,784	$ 5,316	$ 19,241
Capital lease obligations (see Note 10)	360	55	101	81	123
Total long-term debt	32,785	4,139	3,885	5,397	19,364
Interest on long-term debt (see Note 11)	23,300	1,915	3,449	2,965	14,971
Operating leases (see Note 10)	6,843	1,739	2,192	1,183	1,729
Purchase obligations (see Note 21)	812	566	217	16	13
Other long-term liabilities (see Note 15)	3,600	1,720	1,880	–	–
Total contractual obligations	$ 67,340	$ 10,079	$ 11,623	$ 9,561	$ 36,077

Guarantees

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

As of December 31, 2006, letters of credit totaling $223 million had been executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

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

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt and interest rate derivatives as of December 31, 2006 and 2005. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward parallel shifts in the yield curve. Our sensitivity analysis did not include the fair values of our commercial paper and bank loans because they are not significantly affected by changes in market interest rates.

(dollars in millions)
At December 31, 2006	Fair Value	Fair Value assuming +100 basis point shift	Fair Value assuming –100 basis point shift
Long-term debt and interest rate derivatives	$ 33,569	$ 31,724	$ 35,607

At December 31, 2005
Long-term debt and interest rate derivatives	$ 37,340	$ 35,421	$ 39,478

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. The translation gains and losses of foreign currency transactions and balances are recorded in the consolidated statements of income in Other Income and (Expense), Net and Income from Discontinued Operations, Net of Tax. At December 31, 2006, our primary translation exposure was to the Venezuelan bolivar, British pound and the euro. During 2005, we entered into zero cost euro collars to hedge a portion of our net investment in Vodafone Omnitel. In accordance with the provisions of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities and related amendments and interpretations, changes in the fair value of these contracts due to exchange rate fluctuations are recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment in the operation being hedged. As of December 31, 2005, our positions in the zero cost euro collars have been settled. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of our other investments.

Significant Accounting Policies and Recent Accounting Pronouncements

Significant Accounting Policies

A summary of the significant accounting policies used in preparing our financial statements are as follows:

•

Special and non-recurring items generally represent revenues and gains as well as expenses and losses that are non-operational and/or non-recurring in nature. Special and non-recurring items include asset impairment losses, which were determined in accordance with our policy of comparing the fair value of the asset with its carrying value. The fair value is determined by quoted market prices or by estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a significant impact on the amount of any impairment.

•

Verizon’s plant, property and equipment balance represents a significant component of our consolidated assets. Depreciation expense on Verizon’s local telephone operations is principally based on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. We depreciate other plant, property and equipment generally on a straight-line basis over the estimated useful life of the assets. Changes in the remaining useful lives of assets as a result of technological change or other changes in circumstances, including competitive factors in the markets where we operate, can have a significant impact on asset balances and depreciation expense.

•

We maintain benefit plans for most of our employees, including pension and other postretirement benefit plans. In the aggregate, the fair value of pension plan assets exceeds benefit obligations, which contributes to pension plan income. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations (see “Consolidated Results of Operations – Consolidated Operating Expenses – Pension and Other Postretirement Benefits”). A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded as of December 31, 2006 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the tables below. Note that some of these sensitivities are not symmetrical as the calculations were based on all of the actuarial assumptions as of year-end.

	(dollars in millions)
	Percentage point change	Benefit obligation increase (decrease) at December 31, 2006	Expense increase (decrease) for the year ended December 31, 2006
Pension plans discount rate	+ 1.00	$ (3,844)	$ (130)
	- 1.00	4,597	266
Long-term rate of return on pension plan assets	+ 1.00	–	(378)
	- 1.00	–	378
Postretirement plans discount rate	+ 1.00	(3,245)	(209)
	- 1.00	3,693	236
Long-term rate of return on postretirement plan assets	+ 1.00	–	(40)
	- 1.00	–	40
Health care trend rates	+ 1.00	3,339	472
	- 1.00	(2,731)	(357)

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

•

Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, acquisitions of businesses and special and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances.

•

Goodwill and other intangible assets are a significant component of our consolidated assets. Wireline goodwill of $5,310 million represents the largest component of our goodwill and, as required by SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), is periodically evaluated for impairment. The evaluation of Wireline goodwill for impairment is primarily based on a discounted cash flow model that includes estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any potential impairment. Wireless licenses of $50,959 million represent the largest component of our intangible assets. Our wireless licenses are indefinite-lived intangible assets, and as required by SFAS No. 142, are not amortized but are periodically evaluated for impairment. Any impairment loss would be determined by comparing the fair value of the wireless licenses with their carrying value. For 2004 and 2003, we used a residual method, which determined fair value by estimating future cash flows of the wireless business. Beginning in 2005, we began using a direct value approach in accordance with a September 29, 2004 Staff Announcement from the staff of the Securities and Exchange Commission (SEC), “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” The direct value approach also determines fair value by estimating future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any impairment.

Other Recent Accounting Pronouncements

Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of Other Accumulated Comprehensive Income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company’s year-end. We adopted SFAS No. 158 effective December 31, 2006, which resulted in a net decrease to shareowners’ investment of $6,883 million.

Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings (or to goodwill, in certain cases for a prior acquisition) in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We anticipate that as a result of the adoption of FIN 48, we will record an adjustment to our opening retained earnings. We are also reviewing the potential impact of FIN 48 on prior purchase accounting. Any such purchase accounting adjustment will not impact retained earnings or current earnings. We are reviewing the final impact of the adoption of FIN 48. We anticipate that any required adjustment under the adoption of FIN 48 will not be material.

Leveraged Leases

In July 2006, the FASB issued Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (FSP 13-2). FSP 13-2 requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which change occurs. We are required to adopt FSP 13-2 effective January 1, 2007. The cumulative effect of initially adopting this FSP will be recorded as an adjustment to opening retained earnings in the year of adoption. We anticipate that any required adjustment under the adoption of FSP 13-2 will not be material.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 expands disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. We are required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

Other Factors That May Affect Future Results

Recent Developments

MCI Merger

On January 6, 2006, Verizon acquired 100% of the outstanding common stock of MCI, Inc. (MCI) for a combination of Verizon common shares and cash. MCI was a global communications company that provided Internet, data and voice communication services to businesses and government entities throughout the world and consumers in the United States.

On April 9, 2005, Verizon entered into a stock purchase agreement with eight entities affiliated with Carlos Slim Helú to purchase 43.4 million shares of MCI common stock for $25.72 per share in cash plus an additional cash amount of 3% per annum from April 9, 2005, until the closing of the purchase of those shares. The transaction closed on May 17, 2005. The total cash payment was $1,121 million and the investment was originally accounted for as a cost investment. No payments were made under a provision that required Verizon to pay an additional amount at the end of one year to the extent that the price of Verizon’s common stock exceeded $35.52 per share. We received a special dividend of $5.60 per MCI share on these 43.4 million MCI shares, or $243 million, on October 27, 2005.

Under the terms of the merger agreement, MCI shareholders received .5743 shares of Verizon common stock ($5,050 million in the aggregate) and cash of $2.738 ($779 million in the aggregate) for each of their MCI shares. The merger consideration was equal to $20.40 per MCI share, excluding the $5.60 per share special dividend paid by MCI to its shareholders on October 27, 2005. There was no purchase price adjustment.

Price Communications

In August 2002, Verizon Wireless and Price Communications Corp. (Price) combined Price’s wireless business with a portion of Verizon Wireless. The resulting limited partnership, Verizon Wireless of the East LP (VZ East), is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in the new partnership which was exchangeable into the common stock of Verizon Wireless if an initial public offering of that stock occurred, or into the common stock of Verizon on the fourth anniversary of the asset contribution date. On August 15, 2006, Verizon delivered 29.5 million shares of newly-issued Verizon common stock to Price valued at $1,007 million in exchange for Price’s limited partnership interest in VZ East. As a result of acquiring Price’s limited partnership interest, Verizon recorded goodwill of $345 million in the third quarter of 2006 attributable to its Domestic Wireless segment.

Disposition of Businesses and Investments

Verizon Dominicana C. por A., Telecomunicaciones de Puerto Rico, Inc., and Compañía Anónima Nacional Teléfonos de Venezuela

During the second quarter of 2006, we reached definitive agreements to sell our interests in our Caribbean and Latin American telecommunications operations in three separate transactions to América Móvil, S.A. de C.V. (América Móvil), a wireless service provider throughout Latin America, and a company owned jointly by Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil. We agreed to sell our 100 percent indirect interest in Verizon Dominicana and our 52 percent interest in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) to América Móvil. An entity jointly owned by América Móvil and Telmex agreed to purchase our indirect 28.5 percent interest in CANTV.

In accordance with SFAS No. 144 we have classified the results of operations of Verizon Dominicana and TELPRI as discontinued operations. CANTV continues to be accounted for as an equity method investment.

On December 1, 2006, we closed the sale of Verizon Dominicana. The transaction resulted in net pretax cash proceeds of $2,042 million, net of a purchase price adjustment of $373 million. The U.S. taxes that became payable and were recognized at the time the transaction closed exceeded the $30 million pretax gain resulting in an after-tax loss of $541 million (or $.18 per diluted share).

We expect to close the sale of our interest in TELPRI in 2007 subject to the receipt of regulatory approvals and in accordance with the terms of the definitive agreement. We expect that the sale will result in approximately $900 million in net pretax cash proceeds.

During the second quarter of 2006, we entered into a definitive agreement to sell our indirect 28.5% interest in CANTV to an entity jointly owned by América Móvil and Telmex for estimated pretax proceeds of $677 million. Regulatory authorities in Venezuela never commenced the formal review of that transaction and the related tender offers for the remaining equity securities of CANTV. On February 8, 2007, after two prior extensions, the parties terminated the stock purchase agreement because the parties mutually concluded that the regulatory approvals would not be granted by the Government.

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including CANTV. On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic. The MOU provides that the Republic will offer to purchase all of the equity securities of CANTV through public tender offers in Venezuela and the United States at a price equivalent to $17.85 per ADS. If the tender offers are completed, the aggregate purchase price for Verizon’s shares would be $572 million. If the 2007 dividend that has been recommended by the CANTV Board is approved by shareholders and paid prior to the closing of the tender offers, this amount will be reduced by the amount of the dividend. Verizon has agreed to tender its shares if the offers are commenced. The Republic has agreed to commence the offers within forty-five days assuming the satisfactory completion of its due diligence investigation of CANTV. The tender offers are subject to certain conditions including that a majority of the outstanding shares are tendered to the Government and receipt of regulatory approvals. Based upon the terms of the MOU and our current investment balance in CANTV, we expect that we will record a loss on our investment in the first quarter of 2007. The ultimate amount of the loss depends on a variety of factors, including the successful completion of the tender offer and the satisfaction of other terms in the MOU.

Spin-off of Idearc

On November 17, 2006 we completed the spin-off of Idearc to shareowners of Verizon. Verizon distributed a dividend of one share of Idearc common stock for every 20 shares of Verizon common stock. Cash was paid for fractional shares. The distribution of Idearc common stock is considered a tax free transaction for us and for our shareowners, except for the cash payments for fractional shares which are generally taxable. Idearc now owns what was the Verizon domestic print and Internet yellow pages directories publishing operations, which had been the principal component of our Information Services segment. This transaction resulted in an increase of nearly $9 billion in shareowners’ equity, as well as a reduction of total debt by more than $7 billion and we received approximately $2 billion in cash.

Telephone Access Lines Spin-off

On January 16, 2007, we announced a definitive agreement with FairPoint Communications, Inc. (FairPoint) that will result in Verizon establishing a separate entity for its local exchange and related business assets in Maine, New Hampshire and Vermont, spinning off that new entity to Verizon shareowners, and immediately merging it with and into FairPoint.

Upon the closing of the transaction, Verizon shareowners will own approximately 60 percent of the new company and FairPoint stockholders will own approximately 40 percent. Verizon Communications will not own any shares in FairPoint after the merger. In connection with the merger, Verizon shareowners will receive one share of FairPoint stock for approximately every 55 shares of Verizon stock held as of the record date. Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon shareowners in lieu of fractional shares.

The total value to be received by Verizon and its shareowners in exchange for these operations will be approximately $2,715 million. Verizon shareowners will receive approximately $1,015 million of FairPoint common stock in the merger, based upon FairPoint’s recent stock price and the terms of the merger agreement. Verizon will receive $1,700 million in value through a combination of cash distributions to Verizon and debt securities issued to Verizon prior to the spin-off. Verizon may exchange these newly issued debt securities for certain debt that was previously issued by Verizon, which would have the effect of reducing Verizon’s then-outstanding debt.

Redemption of Debt

Debt assumed from MCI merger

On January 17, 2006, Verizon announced offers to purchase two series of MCI senior notes, MCI $1,983 million aggregate principal amount of 6.688% Senior Notes Due 2009 and MCI $1,699 million aggregate principal amount of 7.735% Senior Notes Due 2014, at 101% of their par value. Due to the change in control of MCI that occurred in connection with the merger with Verizon on January 6, 2006, Verizon was required to make this offer to noteholders within 30 days of the closing of the merger of MCI and Verizon. Separately, Verizon notified noteholders that MCI was exercising its right to redeem both series of Senior Notes prior to maturity under the optional redemption procedures provided in the indentures. The 6.688% Notes were redeemed on March 1, 2006, and the 7.735% Notes were redeemed on February 16, 2006.

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

Zero-Coupon Convertible Notes

Previously, Verizon Global Funding issued approximately $5,442 million in principal amount at maturity of zero-coupon convertible notes due 2021 which were callable by Verizon on or after May 15, 2006. On May 15, 2006, we redeemed the remaining $1,375 million accreted principal of the outstanding zero-coupon convertible notes at a redemption price of $639.76 per $1,000 principal plus interest of approximately $0.5767 per $1,000 principal. The total payment on the date of redemption was approximately $1,377 million.

Other Debt Redemptions/Prepayments

Other debt redemptions/prepayments included approximately $697 million of outstanding debt issuances at various rates associated with our operating telephone companies. Original maturity dates ranged from 2010 through 2026. On December 15, 2006, Verizon Wireless’ six year 5.375% fixed rate note of $2.5 billion matured. At December 31, 2006, Verizon Wireless had no third-party debt outstanding. On January 8, 2007, we redeemed the remaining $1,580 million of the outstanding notes of the Verizon Communications Inc. floating rate notes due 2007. The gain/(loss) on these redemptions and prepayments were immaterial.

Issuance of Debt

In February 2006, Verizon issued $4,000 million of floating rate and fixed rate notes maturing from 2007 through 2035.

Spectrum Purchases

On November 29, 2006, we were granted thirteen 20 MHz licenses we won in an FCC auction of Advanced Wireless Services spectrum that concluded on September 18, 2006, for which we had bid a total of $2,809 million. These licenses, which we anticipate using for the provision of advanced wireless broadband services, cover a population of nearly 200 million. We have made all required payments to the FCC for these licenses.

Environmental Matters

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments may also be made based upon actual conditions discovered during the remediation at any of the sites requiring remediation.

New York Recovery Funding

In August 2002, President Bush signed the Supplemental Appropriations bill that included $5.5 billion in New York recovery funding. Of that amount, approximately $750 million has been allocated to cover utility restoration and infrastructure rebuilding as a result of the September 11th terrorist attacks on lower Manhattan. These funds will be distributed through the Lower Manhattan Development Corporation following an application and audit process. As of September 2004, we had applied for reimbursement of approximately $266 million under Category One, although we did not record this amount as a receivable. We received advances totaling $88 million in connection with this application process. On December 22, 2004, we applied for reimbursement of an additional $136 million of Category Two losses, and on March 29, 2005 we amended our application seeking an additional $3 million. Category Two funding is for permanent restoration and infrastructure improvement. According to the plan, permanent restoration is reimbursed up to 75% of the loss. On November 3, 2005, we received the results of preliminary audit findings disallowing all but $44 million of our $266 million of Category One application. On December 8, 2005, we provided a detailed rebuttal to the preliminary audit findings. We received a copy of the final audit report for Verizon’s Category One applications and, on January 4, 2007, we filed an appeal of the final audit report. That appeal, as well as our Category Two applications, are pending.

Regulatory and Competitive Trends

Competition and Regulation

Technological, regulatory and market changes have provided Verizon both new opportunities and challenges. These changes have allowed Verizon to offer new types of services in this increasingly competitive market. At the same time, they have allowed other service providers to broaden the scope of their own competitive offerings. Current and potential competitors for network services include other telephone companies, cable companies, wireless service providers, foreign telecommunications providers, satellite providers, electric utilities, Internet Service Providers, providers of VoIP services, and other companies that offer network services using a variety of technologies. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Many of our competitors also remain subject to fewer regulatory constraints than Verizon.

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

FCC Regulation

Our services are subject to the jurisdiction of the FCC with respect to interstate telecommunications services and other matters for which the FCC has jurisdiction under the Communications Act of 1934, as amended (Communications Act). The Communications Act generally obligates us not to charge unjust or unreasonable rates nor engage in unreasonable discrimination when we are providing services as a common carrier, and regulates some of the rates, terms and conditions under which we provide certain services. The FCC also has adopted regulations governing various aspects of our business, such as the following: (i) use and disclosure of customer proprietary network information; (ii) telemarketing; (iii) assignment of telephone numbers to customers; (iv) provision to law enforcement agencies of the capability to obtain call identifying information and call content information from calls pursuant to lawful process; (v) accessibility of services and equipment to individuals with disabilities if readily achievable; (vi) interconnection with the networks of other carriers; and (vii) customers’ ability to keep (or “port”) their telephone numbers when switching to another carrier. In addition, we pay various fees to support other FCC programs, such as the universal service program discussed below. Changes to these mandates, or the adoption of additional mandates, could require us to make changes to our operations or otherwise increase our costs of compliance.

Broadband

The FCC has adopted a series of orders that recognize the competitive nature of the broadband market, and impose lesser regulatory requirements on broadband services and facilities than apply to narrowband. With respect to facilities, the FCC has determined that certain unbundling requirements that apply to narrowband facilities do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC has concluded that broadband Internet access services offered by telephone companies and their affiliates qualify as largely deregulated information services. The same order also concluded that telephone companies may offer the underlying broadband transmission services that are used as an input to Internet access services through private carriage arrangements on negotiated commercial terms. In addition, a Verizon petition asking the FCC to forbear from applying common carrier regulation to certain broadband services sold primarily to larger business customers when those services are not used for Internet access was deemed granted by operation of law on March 19, 2006 when the FCC did not deny the petition by the statutory deadline. Both the FCC’s order addressing the appropriate regulatory treatment of broadband Internet access services and the relief obtained through the forbearance petition are the subject of pending appeals.

Video

The FCC has a body of rules that apply to cable operators under Title VI of the Communications Act, and these rules also generally apply to telephone companies that provide cable services over their networks. In addition, companies that provide cable service over a cable system generally must obtain a local cable franchise. On December 21, 2006, the FCC announced the adoption of rules under Section 621 of the Communications Act to set parameters consistent with federal law, on the timing and scope of franchise negotiations by local franchising authorities.

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

The FCC currently is conducting a broad rulemaking proceeding to consider new rules governing intercarrier compensation including, but not limited to, access charges, compensation for Internet traffic, and reciprocal compensation for local traffic. The FCC has sought comments about intercarrier compensation in general, and has requested input on several specific reform proposals.

The FCC also has pending before it issues relating to intercarrier compensation for dial-up Internet-bound traffic. The FCC previously found that this traffic is not subject to reciprocal compensation under Section 251(b)(5) of the Telecommunications Act of 1996. Instead, the FCC established federal rates per minute for this traffic that declined from $.0015 to $.0007 over a three-year period, established caps on the total minutes of this traffic subject to compensation in a state, and required incumbent local exchange carriers to offer to both bill and pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. The U.S. Court of Appeals for the D.C. Circuit rejected part of the FCC’s rationale, but declined to vacate the order while it is on remand. As a result, pending further action by the FCC, the FCC’s underlying order remains in effect. The FCC subsequently denied a petition to discontinue the $.0007 rate cap on this traffic, but removed the caps on the total minutes of Internet-bound traffic subject to compensation. That decision has been upheld on appeal. Disputes also remain pending in a number of forums relating to the appropriate compensation for Internet-bound traffic during previous periods under the terms of our interconnection agreements with other carriers.

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

Universal Service

The FCC also has a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including rules governing support to rural and non-rural high-cost areas, support for low income subscribers, and support for schools, libraries and rural health care. The FCC’s current rules for support to high-cost areas served by larger “non-rural” local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the FCC had not adequately justified these rules. The FCC has initiated a rulemaking proceeding in response to the court’s remand, but its rules remain in effect pending the results of the rulemaking. The FCC also has proceedings underway to evaluate possible changes to its current rules for assessing contributions to the universal service fund. As an interim step, in June 2006, the FCC ordered that providers of VoIP services are subject to federal universal service obligations. The FCC also increased the percentage of revenues subject to federal universal service obligations that wireless providers may use as a safe harbor. These decisions are the subject of a pending appeal. Any further change in the current assessment mechanism could result in a change in the contribution that local telephone companies, wireless carriers or others must make and that would have to be collected from customers.

Unbundling of Network Elements

Under Section 251 of the Telecommunications Act of 1996, incumbent local exchange carriers were required to provide competing carriers with access to components of their network on an unbundled basis, known as UNEs, where certain statutory standards are satisfied. The Telecommunications Act of 1996 also adopted a cost-based pricing standard for these UNEs, which the FCC interpreted as allowing it to impose a pricing standard known as “total element long run incremental cost” or “TELRIC.” The FCC’s rules defining the unbundled network elements that must be made available at TELRIC prices have been overturned on multiple occasions by the courts. In its most recent order issued in response to these court decisions, the FCC eliminated the requirement to unbundle mass market local switching on a nationwide basis, with the obligation to accept new orders ending as of the effective date of the order (March 11, 2005). The FCC also established a one year transition for existing UNE switching arrangements. For high capacity transmission facilities, the FCC established criteria for determining whether high capacity loops, transport or dark fiber transport must be unbundled in individual wire centers, and stated that these standards were only expected to affect a small number of wire centers. The FCC also eliminated the obligation to provide dark fiber loops and found that there is no obligation to provide UNEs exclusively for wireless or long distance service. In any instance where a particular high capacity facility no longer has to be made available as a UNE, the FCC established a similar one year transition for any existing high capacity loop or transport UNEs, and an 18 month transition for any existing dark fiber UNEs. This decision has been upheld on appeal.

As noted above, the FCC has concluded that the requirement under Section 251 of the Telecommunications Act of 1996 to provide unbundled network elements at TELRIC prices generally does not apply with respect to broadband facilities, such as fiber to the premises loops, the packet-switched capabilities of hybrid loops and packet switching. The FCC also has held that any separate unbundling obligations that may be imposed by Section 271 of the Telecommunications Act of 1996 do not apply to these same facilities. The decision with respect to Section 271 has been upheld on appeal and a petition for rehearing of that appellate order was denied.

Wireless Services

The FCC regulates the licensing, construction, operation, acquisition and transfer of wireless communications systems, including the systems that Verizon Wireless operates, pursuant to the Communications Act, other legislation, and the FCC’s rules. The FCC and Congress continuously consider changes to these laws and rules. Adoption of new laws or rules may raise the cost of providing service or require modification of Verizon Wireless’s business plans or operations.

To use the radio frequency spectrum, wireless communications systems must be licensed by the FCC to operate the wireless network and mobile devices in assigned spectrum segments. Verizon Wireless holds FCC licenses to operate in several different radio services, including the cellular radiotelephone service, personal communications service, advanced wireless service, and point-to-point radio service. The technical and service rules, the specific radio frequencies and amounts of spectrum we hold, and the sizes of the geographic areas we are authorized to operate in, vary for each of these services. However, all of the licenses Verizon Wireless holds allow it to use spectrum to provide a wide range of mobile and fixed communications services, including both voice and data services, and Verizon Wireless operates a seamless network that utilizes those licenses to provide services to customers. Because the FCC issues licenses for only a fixed time, generally 10 years, Verizon Wireless must periodically seek renewal of those licenses. Although the FCC has routinely renewed all of Verizon Wireless’s licenses that have come up for renewal to date, challenges could be brought against the licenses in the future. If a wireless license were revoked or not renewed upon expiration, Verizon Wireless would not be permitted to provide services on the licensed spectrum in the area covered by that license.

The FCC has also imposed specific mandates on carriers that operate wireless communications systems, which increase Verizon Wireless’s costs. These mandates include requirements that Verizon Wireless: (i) meet specific construction and geographic coverage requirements during the license term; (ii) meet technical operating standards that, among other things, limit the radio frequency radiation from mobile devices and antennas; (iii) deploy “Enhanced 911” wireless services that provide the wireless caller’s number, location and other information upon request by a state or local public safety agency that handles 911 calls; and (iv) comply with regulations for the construction of transmitters and towers that, among other things, restrict siting of towers in environmentally sensitive locations and in places where the towers would affect a site listed or eligible for listing on the National Register of Historic Places. Changes to these mandates could require Verizon Wireless to make changes to operations or increase its costs of compliance.

The Communications Act imposes restrictions on foreign ownership of U.S. wireless systems. The FCC has approved the interest that Vodafone Group Plc holds, through various of its subsidiaries, in Verizon Wireless. The FCC may need to approve any increase in Vodafone’s interest or the acquisition of an ownership interest by other foreign entities. In addition, as part of the FCC’s approval of Vodafone’s ownership interest, Verizon Wireless, Verizon and Vodafone entered into an agreement with the U.S. Department of Defense, Department of Justice and Federal Bureau of Investigation which imposes national security and law enforcement-related obligations on the ways in which Verizon Wireless stores information and otherwise conducts its business.

Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. Under the Communications Act, before Verizon Wireless can acquire a license from another licensee in order to expand its coverage or its spectrum capacity in a particular area, it must file an application with the FCC, and the FCC can grant the application only after a period for public notice and comment. This review process can delay acquisition of spectrum needed to expand services. The Communications Act also requires the FCC to award new licenses for most commercial wireless services through a competitive bidding process in which spectrum is awarded to bidders in an auction. Verizon Wireless has participated in spectrum auctions to acquire licenses in the personal communication service and most recently the advanced wireless service. However, the timing of future auctions, and the spectrum being sold, may not match Verizon Wireless’s needs, and the company may not be able to secure the spectrum in the auction.

The FCC is also conducting several proceedings to explore whether and how to use spectrum more intensively by, for example, allowing unlicensed wireless devices to operate in licensed spectrum bands. These proceedings could increase radio interference to Verizon Wireless’s operations from other spectrum users, or allow other users to share its spectrum. These changes may adversely impact the ways in which it uses spectrum, the capacity of that spectrum to carry traffic, and the value of that spectrum.

State Regulation and Local Approvals

Telephone Operations

State public utility commissions regulate our telephone operations with respect to certain telecommunications intrastate rates and services and other matters. Our competitive local exchange carrier and long distance operations are generally classified as nondominant and lightly regulated the same as other similarly situated carriers. Our incumbent local exchange operations are generally classified as dominant. These latter operations predominantly are subject to alternative forms of regulation (AFORs) in the various states, although they remain subject to rate of return regulation in a few states. Arizona, Illinois, Nevada, New Hampshire, Oregon and Washington are rate of return regulated with various levels of pricing flexibility for competitive services. California, Connecticut, Delaware, the District of Columbia, Florida, Indiana, Maryland, Michigan, Maine, Massachusetts, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Rhode Island, South Carolina, Texas, Vermont, Virginia, West Virginia and Wisconsin are under AFORs with various levels of pricing flexibility, detariffing, and service quality standards. None of the AFORs include earnings regulation. In Idaho, Verizon has made the election under a recent statutory amendment into a deregulatory regime that phases out all price regulation.

Video

Companies that provide cable service over a cable system are typically subject to state and/or local cable television rules and regulations. As noted above, cable operators generally must obtain a local cable franchise from each local unit of government prior to providing cable service in that local area. Some states have recently enacted legislation that enables cable operators to apply for, and obtain, a single cable franchise at the state, rather than local, level. To date, Verizon has applied for and received state-issued franchises in Indiana, New Jersey and Texas. California has enacted statewide franchise reform legislation, but has not yet finalized implementing rules.

Wireless Services

The rapid growth of the wireless industry has led to an increase in efforts by some state legislatures and state public utility commissions to regulate the industry in ways that may impose additional costs on Verizon Wireless. The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers. Although a state may petition the FCC to allow it to impose rate regulation, no state has done so. In addition, the Communications Act does not prohibit the states from regulating the other “terms and conditions” of wireless service. While numerous state commissions do not currently have jurisdiction over wireless services, state legislatures may decide to grant them such jurisdiction, and those commissions that already have authority to impose regulations on wireless carriers may adopt new rules.

State efforts to regulate wireless services have included proposals to regulate customer billing, termination of service, trial periods for service, advertising, network outages, the use of handsets while driving, and the provision of emergency or alert services. Over the past several years, only a few states have imposed regulation in one or more of these areas, and in 2006 a federal appellate court struck down one such state statute, but Verizon Wireless expects these efforts to continue. Some states also impose their own universal service support regimes on wireless and other telecommunications carriers, and other states are considering whether to create such regimes.

Verizon Wireless (as well as AT&T (formerly Cingular) and Sprint-Nextel) is a party to an Assurance of Voluntary Compliance (“AVC”) with 33 State Attorneys General. The AVC, which generally reflected Verizon Wireless’s practices at the time it was entered into in July 2004, obligates the company to disclose certain rates and terms during a sales transaction, to provide maps depicting coverage, and to comply with various requirements regarding advertising, billing, and other practices.

At the state and local level, wireless facilities are subject to zoning and land use regulation. Under the Communications Act, neither state nor local governments may categorically prohibit the construction of wireless facilities in any community or take actions, such as indefinite moratoria, which have the effect of prohibiting service. Nonetheless, securing state and local government approvals for new tower sites has been and is likely to continue to be a difficult, lengthy and expensive process. Finally, state and local governments continue to impose new or higher fees and taxes on wireless carriers.

Cautionary Statement Concerning Forward-Looking Statements

In this Annual Report on Form 10-K we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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

•	material changes in available technology, including disruption of our suppliers’ provisioning of critical products or services;

•	technology substitution;

•	an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;

•	the final results of federal and state regulatory proceedings concerning our provision of retail and wholesale services and judicial review of those results;

•	the effects of competition in our markets;

•	the timing, scope and financial impacts of our deployment of fiber-to-the-premises broadband technology;

•	the ability of Verizon Wireless to continue to obtain sufficient spectrum resources;

•

changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;

•	the timing of the sales of our Latin American and Caribbean properties; and

•	the extent and timing of our ability to obtain revenue enhancements and cost savings following our business combination with MCI, Inc.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2006. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2006. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

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

Thomas A. Bartlett

Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited management’s assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that Verizon Communications Inc. and subsidiaries (Verizon) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that Verizon maintained effective internal control over financial reporting, as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2006 of Verizon and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 23, 2007

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2006 and 2005, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Verizon changed its methods of accounting for stock-based compensation effective January 1, 2006 and pension and other post-retirement obligations effective December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Verizon’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 23, 2007

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2006	2005	2004
Operating Revenues	$ 88,144	$ 69,518	$ 65,751

Operating Expenses
Cost of services and sales (exclusive of items shown below)	34,994	24,200	22,032
Selling, general & administrative expense	25,232	19,652	19,346
Depreciation and amortization expense	14,545	13,615	13,503
Sales of businesses, net	–	(530)	–
Total Operating Expenses	74,771	56,937	54,881

Operating Income	13,373	12,581	10,870
Equity in earnings of unconsolidated businesses	773	686	1,690
Other income and (expense), net	395	311	82
Interest expense	(2,349)	(2,129)	(2,336)
Minority interest	(4,038)	(3,001)	(2,329)
Income Before Provision for Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Change	8,154	8,448	7,977
Provision for income taxes	(2,674)	(2,421)	(2,078)
Income Before Discontinued Operations and Cumulative Effect of Accounting Change	5,480	6,027	5,899
Income on discontinued operations, net of tax	759	1,370	1,932
Cumulative effect of accounting change, net of tax	(42)	–	–
Net Income	$ 6,197	$ 7,397	$ 7,831

Basic Earnings Per Common Share(1)
Income before discontinued operations and cumulative effect of accounting change	$ 1.88	$ 2.18	$ 2.13
Income on discontinued operations, net of tax	.26	.50	.70
Cumulative effect of accounting change, net of tax	(.01)	–	–
Net Income	$ 2.13	$ 2.67	$ 2.83
Weighted-average shares outstanding (in millions)	2,912	2,766	2,770

Diluted Earnings Per Common Share(1)
Income before discontinued operations and cumulative effect of accounting change	$ 1.88	$ 2.16	$ 2.11
Income on discontinued operations, net of tax	.26	.49	.68
Cumulative effect of accounting change, net of tax	(.01)	–	–
Net Income	$ 2.12	$ 2.65	$ 2.79
Weighted-average shares outstanding (in millions)	2,938	2,817	2,831

(1)	Total per share amounts may not add due to rounding.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

(dollars in millions, except per share amounts)
At December 31,	2006	2005
Assets
Current assets
Cash and cash equivalents	$ 3,219	$ 760
Short-term investments	2,434	2,146
Accounts receivable, net of allowances of $1,139 and $1,100	10,891	8,534
Inventories	1,514	1,522
Assets held for sale	2,592	4,233
Prepaid expenses and other	1,888	2,125
Total current assets	22,538	19,320

Plant, property and equipment	204,109	187,761
Less accumulated depreciation	121,753	114,774
	82,356	72,987
Investments in unconsolidated businesses	4,868	4,602
Wireless licenses	50,959	47,781
Goodwill	5,655	315
Other intangible assets, net	5,140	4,068
Other assets	17,288	19,057
Total assets	$ 188,804	$ 168,130

Liabilities and Shareowners’ Investment
Current liabilities
Debt maturing within one year	$ 7,715	$ 6,688
Accounts payable and accrued liabilities	14,320	11,747
Liabilities related to assets held for sale	2,154	2,870
Other	8,091	5,395
Total current liabilities	32,280	26,700
Long-term debt	28,646	31,569
Employee benefit obligations	30,779	17,693
Deferred income taxes	16,270	22,831
Other liabilities	3,957	3,224

Minority interest	28,337	26,433

Shareowners’ investment
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,652,438 shares and 2,774,865,381 shares issued)	297	277
Contributed capital	40,124	25,369
Reinvested earnings	17,324	15,905
Accumulated other comprehensive loss	(7,530)	(1,783)
Common stock in treasury, at cost	(1,871)	(353)
Deferred compensation-employee stock ownership plans and other	191	265
Total shareowners’ investment	48,535	39,680
Total liabilities and shareowners’ investment	$ 188,804	$ 168,130

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Cash Flows from Operating Activities
Net Income	$ 6,197	$ 7,397	$ 7,831
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	14,545	13,615	13,503
Sales of businesses, net	–	(530)	–
(Gain) loss on sale of discontinued operations	541	–	–
Employee retirement benefits	1,923	1,695	1,836
Deferred income taxes	(252)	(1,093)	1,721
Provision for uncollectible accounts	1,034	1,076	890
Equity in earnings of unconsolidated businesses	(773)	(686)	(1,690)
Cumulative effect of accounting change, net of tax	42	–	–
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:
Accounts receivable	(1,312)	(788)	(1,293)
Inventories	8	(236)	(226)
Other assets	52	(176)	539
Accounts payable and accrued liabilities	(383)	(899)	(1,820)
Other, net	1,408	1,069	(1,115)
Net cash provided by operating activities – continuing operations	23,030	20,444	20,176
Net cash provided by operating activities – discontinued operations	1,076	1,581	1,615
Net cash provided by operating activities	24,106	22,025	21,791

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(17,101)	(14,964)	(12,794)
Acquisitions, net of cash acquired, and investments	(1,422)	(4,684)	(1,196)
Proceeds from disposition of businesses	–	1,326	117
Net change in short-term and other current investments	290	(346)	(90)
Other, net	811	532	2,474
Net cash used in investing activities – continuing operations	(17,422)	(18,136)	(11,489)
Net cash provided by (used in) investing activities – discontinued operations	1,806	(356)	1,146
Net cash used in investing activities	(15,616)	(18,492)	(10,343)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	3,983	1,487	514
Repayments of long-term borrowings and capital lease obligations	(11,233)	(3,825)	(5,168)
Increase (decrease) in short-term obligations, excluding current maturities	7,944	2,098	(747)
Dividends paid	(4,719)	(4,427)	(4,262)
Proceeds from sale of common stock	174	37	320
Purchase of common stock for treasury	(1,700)	(271)	(370)
Other, net	(201)	(57)	(125)
Net cash used in financing activities – continuing operations	(5,752)	(4,958)	(9,838)
Net cash used in financing activities – discontinued operations	(279)	(76)	(18)
Net cash used in financing activities	(6,031)	(5,034)	(9,856)
Increase (decrease) in cash and cash equivalents	2,459	(1,501)	1,592
Cash and cash equivalents, beginning of year	760	2,261	669
Cash and cash equivalents, end of year	$ 3,219	$ 760	$ 2,261

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners’ Investment Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2006		2005		2004
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	2,774,865	$ 277	2,774,865	$ 277	2,772,314	$ 277
Shares issued
Employee plans	–	–	–	–	2,501	–
Shareowner plans	–	–	–	–	50	–
Shares issued MCI/Price acquisitions	192,787	20	–	–	–	–
Balance at end of year	2,967,652	297	2,774,865	277	2,774,865	277

Contributed Capital
Balance at beginning of year		25,369		25,404		25,363
Shares issued-employee and shareowner plans		–		(24)		2
Shares issued-MCI/Price acquisitions		6,009		–		–
Net tax benefit from employee stock compensation		(2)		–		41
Idearc Inc. spin-off		8,695		–		–
Other		53		(11)		(2)
Balance at end of year		40,124		25,369		25,404

Reinvested Earnings
Balance at beginning of year		15,905		12,984		9,409
Net income		6,197		7,397		7,831
Dividends declared ($1.62, $1.62 and $1.54 per share)		(4,781)		(4,479)		(4,265)
Other		3		3		9
Balance at end of year		17,324		15,905		12,984

Accumulated Other Comprehensive Loss
Balance at beginning of year		(1,783)		(1,053)		(1,250)
Foreign currency translation adjustment		1,196		(755)		548
Unrealized gains on net investment hedges		–		2		–
Unrealized gains (losses) on marketable securities		54		(21)		7
Unrealized gains on cash flow hedges		14		10		17
Minimum pension liability adjustment		788		51		(332)
Adoption of SFAS No. 158		(7,671)		–		–
Other		(128)		(17)		(43)
Other comprehensive income (loss)		(5,747)		(730)		197
Balance at end of year		(7,530)		(1,783)		(1,053)

Treasury Stock
Balance at beginning of year	(11,456)	(353)	(5,213)	(142)	(4,554)	(115)
Shares purchased	(50,066)	(1,700)	(7,859)	(271)	(9,540)	(370)
Shares distributed
Employee plans	5,355	181	1,594	59	8,881	343
Shareowner plans	20	1	22	1	–	–
Balance at end of year	(56,147)	(1,871)	(11,456)	(353)	(5,213)	(142)

Deferred Compensation – ESOPs and Other
Balance at beginning of year		265		90		(218)
Amortization		(74)		174		301
Other		–		1		7
Balance at end of year		191		265		90
Total Shareowners’ Investment		$ 48,535		$ 39,680		$ 37,560

Comprehensive Income
Net income		$6,197		$7,397		$7,831
Other comprehensive income (loss) per above		(5,747)		(730)		197
Total Comprehensive Income (Loss)		$ 450		$ 6,667		$ 8,028

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1
Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon) is one of the world’s leading providers of communications services. Our wireline business provides telephone services, including voice, broadband video and data, network access, nationwide long-distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We continue to deploy advanced broadband network technology, with our fiber-to-the-premises network (FiOS) creating a platform with sufficient bandwidth and capabilities to meet customers’ current and future needs. FiOS allows Verizon to offer our customers a wide array of broadband services including advanced data and television offerings. Our IP network includes over 446,000 route miles of fiber optic cable and provides access to over 150 countries across six continents, enabling us to provide next-generation IP network products and Information Technology (IT) services to medium and large businesses and government customers worldwide.

Verizon’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and other value added services and equipment across the United States using one of the most extensive wireless networks. Verizon Wireless continues to expand our wireless data, messaging and multi-media offerings for both consumer and business customers. NationalAccess is our national wireless Internet service that offers customers access to the internet, email and business applications with a laptop computer. VCAST is a consumer wireless broadband multimedia service that brings high-quality video, 3D games and music to a wide array of new phones.

We have two reportable segments, Wireline and Domestic Wireless, which we operate and manage as strategic business units and organize by products and services. For further information concerning our business segments, see Note 17.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in Unconsolidated Businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

All significant intercompany accounts and transactions have been eliminated.

We have reclassified prior year amounts to conform to the current year presentation.

Discontinued Operations, Assets Held for Sale, and Sales of Businesses and Investments

We classify as discontinued operations for all periods presented any component of our business that we hold for sale or dispose of that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes from the rest of Verizon. For those components, Verizon has no significant continuing involvement after disposal and their operations and cash flows are eliminated from Verizon’s ongoing operations. Sales of significant components of our business not classified as discontinued operations are reported as either Sales of Businesses, Net, Equity in Earnings of Unconsolidated Businesses or Other Income and (Expense), Net in our consolidated statements of income.

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

Revenue Recognition

Wireline

Our Wireline segment earns revenue based upon usage of our network and facilities and contract fees. In general, fixed monthly fees for local telephone, long distance and certain other services are billed one month in advance and recognized the following month when earned. Revenue from services that are not fixed in amount and are based on usage are recognized when such services are provided.

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

Domestic Wireless

Our Domestic Wireless segment earns revenue by providing access to and usage of our network, which includes roaming revenue. In general, access revenue is billed one month in advance and recognized when earned. Access revenue, usage revenue and roaming revenue are recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees are considered additional consideration when handsets are sold to customers at a discount and are recorded as equipment sales revenue.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of Services and Sales as these costs are incurred.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans, an exchangeable equity interest (see Note 9), and the zero-coupon convertible notes (see Note 11), which represent the only potentially dilutive common shares. As of December 31, 2006, the exchangeable equity interest and zero-coupon convertible notes are no longer outstanding.

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

Inventories

We include in inventory new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items. Inventories of our other subsidiaries are stated at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market.

Plant and Depreciation

We record plant, property and equipment at cost. Our local telephone operations’ depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

The asset lives used by our Wireline operations are presented in the following table:

Average Lives (in years)
Buildings	15 - 42
Central office equipment	5 - 11
Outside communications plant
Copper cable	13 - 18
Fiber cable	11 - 20
Microwave towers	30
Poles and conduit	30 - 50
Furniture, vehicles and other	3 - 20

When we replace or retire depreciable plant used in our local telephone network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation.

Plant, property and equipment of our other subsidiaries are generally depreciated on a straight-line basis over the following estimated useful lives: buildings, 8 to 40 years; plant equipment, 3 to 15 years; and other equipment, 3 to 5 years.

When the depreciable assets of our other subsidiaries are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as part of the cost of the network-related assets and as a reduction in interest expense.

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

In connection with our ongoing review noted above, we determined that, effective January 1, 2006, the remaining useful lives of circuit equipment would be shortened from 8-9 years to 8 years.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of non-network internal-use software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 1 to 7 years and are included in Other Intangible Assets, Net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, see “Goodwill and Other Intangibles” below. Also, see Note 7 for additional detail of non-network internal-use software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually, and more frequently if indications of impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that, in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is available. Step one compares the fair value of the reporting unit (calculated using a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are Domestic Wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide cellular communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). We reevaluate the useful life determination for wireless licenses each reporting period to determine whether events and circumstances continue to support an indefinite useful life.

We test our Domestic Wireless licenses for impairment annually, and more frequently if indications of impairment exist. Beginning in 2005, we began using a direct value approach in performing our annual impairment test on our Domestic Wireless licenses. The direct value approach determines fair value using estimates of future cash flows associated specifically with the licenses. Previously, we used a residual method, which determined the fair value of the wireless licenses by subtracting from the fair value of the wireless business the fair value of all of the other net tangible and intangible (primarily recognized and unrecognized customer relationship intangible assets) assets of our wireless operations. We began using the direct value approach in 2005 in accordance with a September 29, 2004 Staff Announcement from the staff of the Securities and Exchange Commission (SEC), “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.” Under either the direct method or the residual method, if the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Intangible Assets Subject to Amortization

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we would perform the next step which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determination for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful life.

For information related to the carrying amount of goodwill by segment as well as the major components and average useful lives of our other acquired intangible assets, see Note 7.

Income Taxes

Verizon and its domestic subsidiaries file a consolidated federal income tax return.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. The impact to Verizon primarily resulted from Verizon Wireless, for which we recorded a $42 million cumulative effect of accounting change as of January 1, 2006, net of taxes and after minority interest, to recognize the effect of initially measuring the outstanding liability for Value Appreciation Rights (VARs) granted to Domestic Wireless employees at fair value utilizing a Black-Scholes model. We have been expensing stock options since adopting SFAS No. 123, Accounting for Stock-Based Compensation effective January 1, 2003.

Foreign Currency Translation

The functional currency for all of our foreign operations is generally the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated Other Comprehensive Loss, a separate component of Shareowners’ Investment, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated Other Comprehensive Loss. Other exchange gains and losses are reported in income.

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits.

As of July 1, 2006, Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (See Note 15).

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company’s year-end. We adopted SFAS No. 158 effective December 31, 2006, which resulted in a net decrease to shareowners’ investment of $6,883 million (see Note 15).

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

In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133) and related amendments and interpretations, we measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings.

Other Recent Accounting Pronouncements

Uncertainty in Income Taxes

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. We are required to adopt FIN 48 effective January 1, 2007. The cumulative effect of initially adopting FIN 48 will be recorded as an adjustment to opening retained earnings (or to goodwill, in certain cases for a prior acquisition) in the year of adoption and will be presented separately. Only tax positions that meet the more likely than not recognition threshold at the effective date may be recognized upon adoption of FIN 48. We anticipate that as a result of the adoption of FIN 48, we will record an adjustment to our opening retained earnings. We are also reviewing the potential impact of FIN 48 on prior purchase accounting. Any such purchase accounting adjustment will not impact retained earnings or current earnings. We are reviewing the final impact of the adoption of FIN 48. We anticipate that any required adjustment under the adoption of FIN 48 will not be material.

Leveraged Leases

In July 2006, the FASB issued Staff Position No. FAS 13-2, “Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction” (FSP 13-2). FSP 13-2 requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which change occurs. We are required to adopt FSP 13-2 effective January 1, 2007. The cumulative effect of initially adopting this FSP will be recorded as an adjustment to opening retained earnings in the year of adoption and will be presented separately. We anticipate that any required adjustment under the adoption of FSP 13-2 will not be material.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value and expands disclosures about fair value measurements. We are required to adopt SFAS No. 157 effective January 1, 2008 on a prospective basis. We are currently evaluating the impact this new standard will have on our future results of operations and financial position.

Note 2
Acquisitions

Completion of Merger with MCI

On February 14, 2005, Verizon announced that it agreed to acquire 100% of the outstanding common stock of MCI, Inc. (MCI) for a combination of Verizon common shares and cash. MCI was a global communications company that provided Internet, data and voice communication services to businesses and government entities throughout the world and consumers in the United States. After receiving the required state, federal and international regulatory approvals, Verizon and MCI closed the merger on January 6, 2006.

On April 9, 2005, Verizon entered into a stock purchase agreement with eight entities affiliated with Carlos Slim Helú to purchase 43.4 million shares of MCI common stock for $25.72 per share in cash plus an additional cash amount of 3% per annum from April 9, 2005, until the closing of the purchase of those shares. The transaction closed on May 17, 2005. The total cash payment was $1,121 million and the investment was accounted for as a cost investment. No payments were made under a provision that required Verizon to pay an additional amount at the end of one year to the extent that the price of Verizon’s common stock exceeded $35.52 per share. We received the special dividend of $5.60 per MCI share on these 43.4 million MCI shares, or $243 million, on October 27, 2005.

Under the terms of the merger agreement, MCI shareholders received .5743 shares of Verizon common stock ($5,050 million in the aggregate) and cash of $2.738 ($779 million in the aggregate) for each of their MCI shares. The merger consideration was equal to $20.40 per MCI share, excluding the $5.60 per share special dividend paid by MCI to its shareholders on October 27, 2005. There was no purchase price adjustment.

The merger was accounted for using the purchase method in accordance with the SFAS No. 141, Business Combinations (SFAS No. 141), and the aggregate transaction value was $6,890 million, consisting of the cash and common stock issued at closing ($5,829 million), the consideration for the shares acquired from the Carlos Slim Helú entities, net of the portion of the special dividend paid by MCI that was treated as a return of our investment ($973 million) and closing and other direct merger-related costs. The number of shares issued was based on the “Average Parent Stock Price,” as defined in the merger agreement. The consolidated financial statements include the results of MCI’s operations from the date of the close of the merger.

Prior to the merger, there were commercial transactions between us and the former MCI entities for telecommunications services at rates comparable to similar transactions with other third parties. Subsequent to the merger, these transactions are eliminated in consolidation.

Reasons for the Merger

We believe that the merger will make us a more efficient competitor in providing a broad range of communications services and will result in several significant strategic benefits to us, including the following:

•

Strategic Position. Following the merger, it is expected that our core strengths in communication services will be enhanced by MCI’s employee and business customer base, portfolio of advanced data and IP services and network assets.

•

Growth Platform. MCI’s presence in the U.S. and international enterprise sector and its long haul fiber network infrastructure are expected to provide us with a stronger platform from which we can market our products and services.

•

Operational Benefits. We believe that we will achieve operational benefits through, among other things, eliminating duplicative staff and information and operating systems and to a lesser extent overlapping network facilities; reducing procurement costs; using the existing networks more efficiently; reducing line support functions; reducing general and administrative expenses; improving information systems; optimizing traffic flow; eliminating planned or potential Verizon capital expenditures for new long-haul network capability; and offering wireless capabilities to MCI’s customers.

Allocation of the cost of the merger

In accordance with SFAS No. 141, the cost of the merger was allocated to the assets acquired and liabilities assumed based on their fair values as of the close of the merger, with the amounts exceeding the fair value being recorded as goodwill. The process to identify and record the fair value of assets acquired and liabilities assumed included an analysis of the acquired fixed assets, including real and personal property; various contracts, including leases, contractual commitments, and other business contracts; customer relationships; investments; and contingencies.

The fair values of the assets acquired and liabilities assumed were determined using one or more of three valuation approaches: market, income and cost. The selection of a particular method for a given asset depended on the reliability of available data and the nature of the asset, among other considerations. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized for certain acquired real property and investments. The income approach, which indicates value for a subject asset based on the present value of cash flow projected to be generated by the asset, was used for certain intangible assets such as customer relationships, as well as for favorable/unfavorable contracts. Projected cash flow is discounted at a required rate of return that reflects the relative risk of achieving the cash flow and the time value of money. Projected cash flows for each asset considered multiple factors, including current revenue from existing customers; distinct analysis of expected price, volume, and attrition trends; reasonable contract renewal assumptions from the perspective of a marketplace participant; expected profit margins giving consideration to marketplace synergies; and required returns to contributory assets. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used for the majority of personal property. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation or obsolescence, with specific consideration given to economic obsolescence if indicated.

The following table summarizes the allocation of the cost of the merger to the assets acquired, including cash of $2,361 million, and liabilities assumed as of the close of the merger. Certain of the amounts in the following table have been revised since the initial allocation to reflect information that has since become available.

(dollars in millions)
Assets acquired
Current assets	$ 6,001
Property, plant & equipment	6,453
Intangible assets subject to amortization
Customer relationships	1,162
Rights of way and other	176
Deferred income taxes and other assets	1,995
Goodwill	5,085
Total assets acquired	$ 20,872

Liabilities assumed
Current liabilities	$ 6,093
Long-term debt	6,169
Deferred income taxes and other non-current liabilities	1,720
Total liabilities assumed	13,982
Purchase price	$ 6,890

The goodwill resulting from the merger with MCI was assigned to the Wireline segment, which includes the operations of the former MCI. The customer relationships are being amortized on a straight-line basis over 3-8 years based on whether the relationship is with a consumer or a business customer since this correlates to the pattern in which the economic benefits are expected to be realized.

In connection with the merger, we recorded $193 million of severance and severance-related costs and $427 million of contract termination costs in the above allocation of the cost of the merger in accordance with the Emerging Issues Task Force Issue (EITF) No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination.” We paid $116 million of the severance and severance-related costs in 2006 with the remaining costs to be paid in 2007. We paid $128 million of contract termination costs in 2006 and the remaining costs will be paid over the remaining contract periods through 2009. The following table summarizes the obligations recognized in connection with the MCI merger and the activity to date:

(dollars in millions)
	Initial Allocation	Other Increases	Payments	Ending Balance
Severance costs and contract termination costs	$ 459	$ 161	$ (244)	$ 376

Pro Forma Information

The following unaudited pro forma consolidated results of operations assume that the MCI merger was completed as of January 1 for the periods shown below:

(dollars in millions, except per share amounts)
Years Ended December 31,	2006	2005
Revenues	$ 88,371	$ 85,739
Income before discontinued operations and cumulative effect of accounting change	5,480	6,724
Net income	6,197	8,176

Basic earnings per common share:
Income before discontinued operations and cumulative effect of accounting change	1.88	2.30
Net income	2.13	2.79

Diluted earnings per common share:
Income before discontinued operations and cumulative effect of accounting change	1.88	2.28
Net income	2.12	2.76

The unaudited pro forma information presents the combined operating results of Verizon and the former MCI, with the results prior to the acquisition date adjusted to include the pro forma impact of: the elimination of transactions between Verizon and the former MCI; the adjustment of amortization of intangible assets and depreciation of fixed assets based on the purchase price allocation; the elimination of merger expenses incurred by the former MCI; the elimination of the loss on the early redemption of MCI’s debt; the adjustment of interest expense reflecting the redemption of all of MCI’s debt and the replacement of that debt with $4 billion of new debt issued in February 2006 at Verizon’s weighted average borrowing rate; and to reflect the impact of income taxes on the pro forma adjustments utilizing Verizon’s statutory tax rate of 40%. The unaudited pro forma results for 2005 include $82 million for discontinued operations that were sold by MCI during the first quarter of 2005. The unaudited pro forma results for 2005 include approximately $300 million of net tax benefits resulting from tax reserve adjustments recognized by the former MCI primarily during the third and fourth quarters of 2005, including audit settlements and other activity.

The unaudited pro forma consolidated basic and diluted earnings per share for 2006 and 2005 are based on the consolidated basic and diluted weighted average shares of Verizon and the former MCI. The historical basic and diluted weighted average shares of the former MCI were converted for the actual number of shares issued upon the closing of the merger.

The unaudited pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any related integration costs. Certain cost savings may result from the merger; however, there can be no assurance that these cost savings will be achieved. Cost savings, if achieved, could result from, among other things, the reduction of overhead expenses, including employee levels and the elimination of duplicate facilities and capital expenditures. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger occurred as of the beginning of each of the periods presented, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

Other Acquisitions

In August 2002, Verizon Wireless and Price Communications Corp. (Price) combined Price’s wireless business with a portion of Verizon Wireless. The resulting limited partnership, Verizon Wireless of the East LP (VZ East), is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in the new partnership which was exchangeable into the common stock of Verizon Wireless if an initial public offering of that stock occurred, or into the common stock of Verizon on the fourth anniversary of the asset contribution date. On August 15, 2006, Verizon delivered 29.5 million shares of newly-issued Verizon common stock to Price valued at $1,007 million in exchange for Price’s limited partnership interest in VZ East. As a result of acquiring Price’s limited partnership interest, Verizon recorded goodwill of $345 million in the third quarter of 2006 attributable to its Domestic Wireless segment.

On November 29, 2006, we were granted thirteen 20MHz licenses we won in an FCC auction that concluded on September 18, 2006. We paid a total of $2,809 million for the licenses, which cover a population of nearly 200 million.

Note 3
Discontinued Operations and Sales of Businesses, Net

Verizon Information Services

In October, 2006, we announced our intention to spin-off our domestic print and Internet yellow pages directories publishing operations, which have been organized into a newly formed company known as Idearc Inc. (Idearc). On October 18, 2006, the Verizon Board of Directors declared a dividend consisting of 1 share of Idearc for each 20 shares of Verizon owned. In making its determination to effect the spin-off, Verizon’s Board of Directors considered, among other things, that the spin-off may allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of Verizon and Idearc, and allow each company to determine its own capital structure.

On November 17, 2006, we completed the spin-off of Idearc. Cash was paid for fractional shares. The distribution of Idearc common stock to our shareholders is considered a tax free transaction for us and for our shareowners, except for the cash payments for fractional shares which are generally taxable.

At the time of the spin-off, the exercise price of and number of shares of Verizon common stock underlying options to purchase shares of Verizon common stock, restricted stock units (RSU’s) and performance stock units (PSU’s) were adjusted pursuant to the terms of the applicable Verizon equity incentive plans, taking into account the change in the value of Verizon common stock as a result of the spin-off.

In connection with the spin-off, Verizon received approximately $2.0 billion in cash from the proceeds of loans under an Idearc term loan facility and transferred to Idearc debt obligations in the aggregate principal amount of approximately $7.1 billion thereby reducing Verizon’s outstanding debt at that time. We incurred pretax charges of approximately $117 million ($101 million after-tax), including debt retirement costs, costs associated with accumulated vesting benefits of Idearc employees, investment banking fees and other transaction costs related to the spin-off, which are included in discontinued operations.

In connection with the spin-off, we named Idearc the exclusive official publisher of Verizon print directories of wireline listings in markets where Verizon is the current incumbent local exchange carrier. We also entered into other agreements that defined responsibility for obligations arising before or that may arise after the spin-off, including, among others, obligations relating to Idearc employees, certain transition services and taxes. In general, the agreements governing the exchange of services between us and Idearc are for specified periods at cost-based or commercial rates.

Verizon Dominicana C. por A., Telecomunicaciones de Puerto Rico, Inc. and Compañía Anónima Nacional Teléfonos de Venezuela

During the second quarter of 2006, we reached definitive agreements to sell our interests in our Caribbean and Latin American telecommunications operations in three separate transactions to América Móvil, S.A. de C.V. (América Móvil), a wireless service provider throughout Latin America, and a company owned jointly by Teléfonos de México, S.A. de C.V. (Telmex) and América Móvil. We agreed to sell our 100 percent indirect interest in Verizon Dominicana C. por A. (Verizon Dominicana) and our 52 percent interest in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) to América Móvil. An entity jointly owned by América Móvil and Telmex agreed to purchase our indirect 28.5 percent interest in Compañía Anónima Nacional Teléfonos de Venezuela (CANTV).

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) we have classified the results of operations of Verizon Dominicana and TELPRI as discontinued operations. CANTV continues to be accounted for as an equity method investment.

On December 1, 2006, we closed the sale of Verizon Dominicana. The transaction resulted in net pretax cash proceeds of $2,042 million, net of a purchase price adjustment of $373 million. The U.S. taxes that became payable and were recognized at the time the transaction closed exceeded the $30 million pretax gain resulting in an after-tax loss of $541 million.

We expect to close the sale of our interest in TELPRI in 2007 subject to the receipt of regulatory approvals and in accordance with the terms of the definitive agreement. We expect that the sale will result in approximately $900 million in net pretax cash proceeds.

During the second quarter of 2006, we entered into a definitive agreement to sell our indirect 28.5% interest in CANTV to an entity jointly owned by América Móvil and Telmex for estimated pretax proceeds of $677 million. Regulatory authorities in Venezuela never commenced the formal review of that transaction and the related tender offers for the remaining equity securities of CANTV. On February 8, 2007, after two prior extensions, the parties terminated the stock purchase agreement because the parties mutually concluded that the regulatory approvals would not be granted by the Government.

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including CANTV. On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic. The MOU provides that the Republic will offer to purchase all of the equity securities of CANTV through public tender offers in Venezuela and the United States at a price equivalent to $17.85 per ADS. If the tender offers are completed, the aggregate purchase price for Verizon’s shares would be $572 million. If the 2007 dividend that has been recommended by the CANTV Board is approved by shareholders and paid prior to the closing of the tender offers, this amount will be reduced by the amount of the dividend. Verizon has agreed to tender its shares if the offers are commenced. The Republic has agreed to commence the offers within forty-five days assuming the satisfactory completion of its due diligence investigation of CANTV. The tender offers are subject to certain conditions including that a majority of the outstanding shares are tendered to the Government and receipt of regulatory approvals. Based upon the terms of the MOU and our current investment balance in CANTV, we expect that we will record a loss on our investment in the first quarter of 2007. The ultimate amount of the loss depends on a variety of factors, including the successful completion of the tender offer and the satisfaction of other terms in the MOU.

Verizon Information Services Canada

During 2004, we announced our decision to sell Verizon Information Services Canada Inc. to an affiliate of Bain Capital, a global private investment firm, for $1,540 million (Cdn. $1,985 million). The sale closed during the fourth quarter of 2004 and resulted in a gain of $1,017 million ($516 million after-tax).

In accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), we have classified the results of operation of the U.S. print and Internet yellow pages directories business, Verizon Dominicana and Verizon Information Services Canada as discontinued operations in the consolidated statements of income for all years presented through the date of the spin-off or sale. We have also classified the results of operations of TELPRI, which we continued to own at December 31, 2006, as discontinued operations in the consolidated statements of income. Our investment in CANTV continues to be accounted for as an equity method investment in continuing operations.

The assets and liabilities of the U.S print and Internet yellow pages directories business, Verizon Information Services Canada, Verizon Dominicana and TELPRI are disclosed as current assets and current liabilities held for sale in the consolidated balance sheets for all years presented through the date of their spin-off or divestiture. Additional detail related to those assets and liabilities are as follows:

		(dollars in millions)
	At December 31, 2006	At December 31, 2005
Current assets	$ 303	$ 995
Plant, property and equipment, net	1,436	2,318
Other non-current assets	853	920
Total assets	$ 2,592	$ 4,233
Current liabilities	$ 181	$ 1,369
Long-term debt	575	300
Other non-current liabilities	1,398	1,201
Total liabilities	$ 2,154	$ 2,870

Related to the assets and liabilities above is $241 million and $898 million included as Accumulated Other Comprehensive Loss in the condensed consolidated balance sheets as of December 31, 2006 and December 31, 2005, respectively.

Income from discontinued operations, net of tax presented in the consolidated statements of income included the following:

		(dollars in millions)
Years Ended December 31,	2006	2005	2004
Operating Revenues	$ 5,077	$ 5,595	$ 5,812

Income before provision for income taxes	2,041	2,159	3,251
Provision for income taxes	(1,282)	(789)	(1,319)
Income on discontinued operations, net of tax	$ 759	$ 1,370	$ 1,932

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

Note 4
Other Strategic Actions

Spin-off Transaction Charges

In 2006, we recorded pretax charges of $117 million ($101 million after-tax) for costs related to the spin-off of Idearc. These costs primarily consisted of banking and legal fees; as well as filing fees, printing and mailing costs. There were no similar charges in 2005 and 2004.

Merger Integration Costs

In 2006, we recorded pretax charges of $232 million ($146 million after-tax) related to integration costs associated with the MCI acquisition that closed on January 6, 2006. These costs are primarily comprised of advertising and other costs related to re-branding initiatives and systems integration activities. There were no similar charges incurred in 2005 and 2004.

Facility and Employee-Related Items

During 2006, we recorded pretax charges of $184 million ($118 million after-tax) in connection with the continued relocation of employees and business operations to Verizon Center located in Basking Ridge, New Jersey. During 2005, we recorded a net pretax gain of $18 million ($8 million after-tax) in connection with this relocation of our new operations center, Verizon Center, including a pretax gain of $120 million ($72 million after-tax) related to the sale of a New York City office building, partially offset by a pretax charge of $102 million ($64 million after-tax) primarily associated with relocation, employee severance and related activities. There were no similar charges incurred in 2004.

During 2006, we recorded net pretax severance, pension and benefits charges of $425 million ($258 million after-tax, including $3 million of income recorded to discontinued operations). These charges included net pretax pension settlement losses of $56 million ($26 million after-tax) related to employees that received lump-sum distributions primarily resulting from our separation plans. These charges were recorded in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits (SFAS No. 88), which requires that settlement losses be recorded once prescribed payment thresholds have been reached. Also included are pretax charges of $369 million ($228 million after-tax), for employee severance and severance-related costs in connection with the involuntary separation of approximately 4,100 employees. In addition, during 2005 we recorded a charge of $59 million ($36 million after-tax) associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

During 2005, we recorded a net pretax charge of $98 million ($59 million after-tax) related to the restructuring of the Verizon management retirement benefit plans. This pretax charge was recorded in accordance with SFAS No. 88, and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions (SFAS No. 106) and includes the unamortized cost of prior pension enhancements of $430 million offset partially by a pretax curtailment gain of $332 million related to retiree medical benefits. In connection with this restructuring, management employees: no longer earn pension benefits or earn service towards the company retiree medical subsidy after June 30, 2006; received an 18-month enhancement of the value of their pension and retiree medical subsidy; and receive a higher savings plan matching contribution.

During 2004, we recorded pretax pension settlement losses of $805 million ($492 million after-tax) related to employees that received lump-sum distributions during 2004 in connection with the voluntary separation plan under which more than 21,000 employees accepted the separation offer in the fourth quarter of 2003. These charges were recorded in accordance with SFAS No. 88. In addition, we recorded a $7 million after-tax charge in income from discontinued operations, related to the 2003 separation plan.

Tax Matters

During 2005, we recorded a tax benefit of $336 million in connection with capital gains and prior year investment losses. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to capital losses incurred in previous years. The investment losses pertain to Iusacell, CTI Holdings, S.A. (CTI) and TelecomAsia.

Also during 2005, we recorded a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, for two of our foreign investments.

As a result of the capital gain realized in 2004 in connection with the sale of Verizon Information Services Canada, we recorded tax benefits of $234 million in the fourth quarter of 2004 pertaining to prior year investment impairments. The investment impairments primarily related to debt and equity investments in CTI, Cable & Wireless plc and NTL Incorporated.

Other Charges and Special Items

During 2006, we recorded pretax charges of $26 million ($16 million after-tax) resulting from the extinguishment of debt assumed in connection with the completion of the MCI merger.

During 2006, we recorded after-tax charges of $42 million to recognize the adoption of SFAS No. 123 (R).

During 2005, we recorded pretax charges of $139 million ($133 million after-tax) including a pretax impairment charge of $125 million pertaining to aircraft leased to airlines involved in bankruptcy proceedings and a pretax charge of $14 million ($8 million after-tax) in connection with the early extinguishment of debt.

In the second quarter of 2004, we recorded an expense credit of $204 million ($123 million after-tax) resulting from the favorable resolution of pre-bankruptcy amounts due from MCI that were recovered upon the emergence of MCI from bankruptcy.

Also during 2004, we recorded an impairment charge of $113 million ($87 million after-tax) related to our international long distance and data network. In addition, we recorded pretax charges of $55 million ($34 million after-tax) in connection with the early extinguishment of debt.

During 2004, we recorded a pretax gain of $787 million ($565 million after-tax) on the sale of our 20.5% interest in TELUS in an underwritten public offering in the U.S. and Canada. In connection with this sale transaction, Verizon recorded a contribution of $100 million to Verizon Foundation to fund its charitable activities and increase its self-sufficiency. Consequently, we recorded a net gain of $500 million after taxes related to this transaction and the accrual of the Verizon Foundation contribution.

Note 5
Marketable Securities and Other Investments

We have investments in marketable securities which are considered “available-for-sale” under SFAS No. 115. These investments have been included in our consolidated balance sheets in Short-Term Investments, Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded in Other Income and Expense, Net in the consolidated statements of income for all or a portion of the unrealized loss, and a new cost basis in the investment is established. As of December 31, 2006, no impairments were determined to exist.

The following table shows certain summarized information related to our investments in marketable securities:

			(dollars in millions)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2006
Short-term investments	$ 616	$ 28	$ –	$ 644
Investments in unconsolidated businesses	259	38	(2)	295
Other assets	594	31	–	625
	$ 1,469	$ 97	$ (2)	$ 1,564
At December 31, 2005
Short-term investments	$ 373	$ 9	$ –	$ 382
Investments in unconsolidated businesses	215	13	(3)	225
Other assets	548	19	–	567
	$ 1,136	$ 41	$ (3)	$ 1,174

Our investments in marketable securities are primarily bonds and mutual funds.

During 2004, we sold all of our investment in Iowa Telecom preferred stock, which resulted in a pretax gain of $43 million ($43 million after-tax) included in Other Income and Expense, Net in the consolidated statements of income. The preferred stock was received in 2000 in connection with the sale of access lines in Iowa.

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We have, however, adjusted the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. The carrying values for investments not adjusted to market value were $12 million at December 31, 2006 and $5 million at December 31, 2005.

Note 6
Plant, Property and Equipment

The following table displays the details of plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	2006	2005
Land	$ 959	$ 706
Buildings and equipment	19,207	16,312
Network equipment	163,580	152,409
Furniture, office and data processing equipment	12,789	12,272
Work in progress	2,315	1,475
Leasehold improvements	3,061	2,297
Other	2,198	2,290
	204,109	187,761
Accumulated depreciation	(121,753)	(114,774)
Total	$ 82,356	$ 72,987

Note 7
Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

		(dollars in millions)
	Wireline	Domestic Wireless	Total
Balance at December 31, 2004 and 2005	$ 315	$ –	$ 315
Acquisitions	5,085	345	5,430
Goodwill reclassifications and other	(90)	–	(90)
Balance at December 31, 2006	$ 5,310	$ 345	$ 5,655

Other Intangible Assets

The following table displays the details of other intangible assets:

(dollars in millions)
	At December 31, 2006		At December 31, 2005
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Finite-lived intangible assets:
Customer lists (3 to 8 years)	$ 1,278	$ 270	$ 3,436	$ 3,279
Non-network internal-use software (1 to 7 years)	7,777	3,826	7,081	3,193
Other (1 to 25 years)	204	23	26	3
Total	$ 9,259	$ 4,119	$ 10,543	$ 6,475
Indefinite-lived intangible assets:
Wireless licenses	$ 50,959		$ 47,781

Customer lists of $1,278 million includes $1,162 million related to the MCI acquisition. Customer lists of $3,313 million at Domestic Wireless became fully amortized and were written off during 2006. Intangible asset amortization expense was $1,423 million, $1,444 million, and $1,334 million for the years ended December 31, 2006, 2005 and 2004, respectively. It is estimated to be $1,201 million in 2007, $1,047 million in 2008, $856 million in 2009, $633 million in 2010 and $483 million in 2011, primarily related to customer lists and non-network internal-use software.

Note 8
Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

			(dollars in millions)
	2006		2005
At December 31,	Ownership	Investment	Ownership	Investment
Equity Investees
CANTV	28.5%	$ 230	28.5%	$ 152
Vodafone Omnitel	23.1	3,624	23.1	2,591
Other	Various	744	Various	770
Total equity investees		4,598		3,513

Cost Investees	Various	270	Various	1,089
Total investments in unconsolidated businesses		$ 4,868		$ 4,602

Dividends and repatriations of foreign earnings received from investees amounted to $42 million in 2006, $2,335 million in 2005 and $162 million in 2004, respectively, and are reported in Other, Net operating activities in the consolidated statements of cash flows.

Equity Investees

CANTV

CANTV is Venezuela’s largest full-service telecommunications provider. CANTV offers local services, national and international long distance, Internet access and wireless services in Venezuela as well as public telephone, private network, data transmission, directory and other value-added services. Our $230 million investment in CANTV is net of approximately $400 million of foreign currency translation adjustments that are included in Accumulated Other Comprehensive Loss.

In the second quarter of 2006, we reached a definitive agreement to sell our indirect 28.5% interest in CANTV to an entity jointly owned by América Móvil and Telmex. That agreement was terminated on February 8, 2007. On February 12, 2007, we announced our intention to participate in the Venezuelan government’s offer to purchase our shares in CANTV through public tender offers in Venezuela and the U.S. (See Note 23).

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is an Italian digital cellular telecommunications company. It is the second largest wireless provider in Italy. At December 31, 2006 and 2005, our investment in Vodafone Omnitel included goodwill of $1,044 million and $937 million, respectively.

During 2005, we repatriated $2,202 million of Vodafone Omnitel’s earnings through the repurchase of issued and outstanding shares of its equity. Vodafone Omnitel’s owners, Verizon and Vodafone Group Plc (Vodafone), participated on a pro rata basis; consequently, Verizon’s ownership interest after the share repurchase remained at 23.1%.

Other Equity Investees

Verizon has limited partnership investments in entities that invest in affordable housing projects, for which Verizon provides funding as a limited partner and receives tax deductions and tax credits based on its partnership interests. At December 31, 2006 and 2005, Verizon had equity investments in these partnerships of $659 million and $652 million, respectively. Verizon currently adjusts the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

The remaining investments include wireless partnerships in the U.S., and other smaller domestic and international investments.

Cost Investees

Some of our cost investments are carried at their current market value. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 5. Our cost investments include a variety of domestic and international investments primarily involved in providing communication services.

Our cost investments in unconsolidated businesses included 43.4 million of shares of MCI common stock that were converted upon the closing of the MCI merger (see Note 2).

Note 9
Minority Interest

Minority interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2006	2005
Minority interests in consolidated subsidiaries*:
Wireless joint venture (55%)	$ 27,854	$ 24,683
Cellular partnerships and other (various)	483	1,650
Preferred securities issued by subsidiaries	–	100
	$ 28,337	$ 26,433
*	Indicated ownership percentages are Verizon’s consolidated interests.

Wireless Joint Venture

The wireless joint venture was formed in April 2000 in connection with the combination of the U.S. wireless operations and interests of Verizon and Vodafone. The wireless joint venture operates as Verizon Wireless. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Under the terms of an investment agreement, Vodafone had the right to require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times (put windows) at its then fair market value, not to exceed $10 billion in any one put window. Vodafone had the right to require the purchase of up to $10 billion during a 61-day period which opened on June 10 and closed on August 9 in 2006, and did not exercise that right. As of December 31, 2006, Vodafone only has the right to require the purchase of up to $10 billion worth of its interest, during a 61-day period opening on June 10 and closing on August 9 in 2007, under its one remaining put window. Vodafone also may require that Verizon Wireless pay for up to $7.5 billion of the required repurchase through the assumption or incurrence of debt. In the event Vodafone exercises its one remaining put right, we (instead of Verizon Wireless) have the right, exercisable at our sole discretion, to purchase up to $2.5 billion of Vodafone’s interest for cash or Verizon stock at our option.

Cellular Partnerships and Other

In August 2002, Verizon Wireless and Price Communications Corp. (Price) combined Price’s wireless business with a portion of Verizon Wireless. The resulting limited partnership, Verizon Wireless of the East LP (VZ East), is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in the new partnership which was exchangeable into the common stock of Verizon Wireless if an initial public offering of that stock occurred, or into the common stock of Verizon on the fourth anniversary of the asset contribution date. On August 15, 2006, Verizon delivered 29.5 million shares of newly-issued Verizon common stock to Price valued at $1,007 million in exchange for Price’s limited partnership interest in VZ East.

Preferred Securities Issued By Subsidiaries

On January 15, 2006, Verizon redeemed $100 million Verizon International Holdings Ltd. Series A variable term voting cumulative preferred stock at the redemption price per share of $100,000, plus accrued and unpaid dividends.

Note 10
Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements under which commercial aircraft and power generating facilities, which comprise the majority of the portfolio, along with industrial equipment, real estate property, telecommunications and other equipment are leased for remaining terms up to 49 years as of December 31, 2006. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets. See Note 4 for information on lease impairment charges.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

	(dollars in millions)
At December 31,	2006			2005
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	$ 3,311	$ 128	$ 3,439	$ 3,847	$ 123	$ 3,970
Estimated residual value	1,637	18	1,655	1,937	9	1,946
Unearned income	(1,895)	(22)	(1,917)	(2,260)	(11)	(2,271)
	$ 3,053	$ 124	3,177	$ 3,524	$ 121	3,645
Allowance for doubtful accounts			(175)			(375)
Finance lease receivables, net			$ 3,002			$ 3,270
Current			$ 40			$ 30
Noncurrent			$ 2,962			$ 3,240

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $2,674 million at December 31, 2006 and $3,049 million at December 31, 2005.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Pretax lease income	$ 96	$ 119	$ 63
Income tax expense/(benefit)	57	(25)	(52)
Investment tax credits	4	4	3

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases in excess of debt service requirements, for the periods shown at December 31, 2006, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2007	$ 128	$ 32
2008	92	18
2009	153	14
2010	132	11
2011	114	8
Thereafter	2,820	24
Total	$ 3,439	$ 107

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense from continuing operations under operating leases amounted to $1,608 million in 2006, $1,458 million in 2005 and $1,278 million in 2004.

Capital lease amounts included in plant, property and equipment are as follows:

(dollars in millions)
At December 31,	2006	2005
Capital leases	$ 359	$ 313
Accumulated amortization	(160)	(137)
Total	$ 199	$ 176

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2006, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2007	$ 80	$ 1,739
2008	69	1,194
2009	64	998
2010	55	724
2011	51	459
Thereafter	161	1,729
Total minimum rental commitments	480	$ 6,843
Less interest and executory costs	(120)
Present value of minimum lease payments	360
Less current installments	(55)
Long-term obligation at December 31, 2006	$ 305

As of December 31, 2006, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $124 million and $0.9 million, respectively.

Note 11
Debt

Debt Maturing Within One Year

Debt maturing within one year is as follows:

(dollars in millions)
At December 31,	2006	2005
Long-term debt maturing within one year	$ 4,139	$ 4,526
Commercial paper	3,576	2,152
Other short-term debt	–	10
Total debt maturing within one year	$ 7,715	$ 6,688

The weighted average interest rate for our commercial paper at year-end December 31, 2006 and December 31, 2005 was 5.3% and 4.3%, respectively.

Capital expenditures (primarily acquisition and construction of network assets) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2006, we had approximately $6.2 billion of unused bank lines of credit. Certain of these lines of credit contain requirements for the payment of commitment fees.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

(dollars in millions)
At December 31,	Interest Rates %	Maturities	2006	2005
Notes payable	4.00 – 8.25	2007 – 2035	$ 14,805	$ 15,610

Telephone subsidiaries – debentures and first/refunding mortgage bonds	4.63 – 7.00	2007 – 2042	11,703	11,869
	7.15 – 7.65	2007 – 2032	1,275	1,725
	7.85 – 8.75	2010 – 2031	1,679	1,926

Other subsidiaries – debentures and other	4.25 – 10.75	2007 – 2028	2,977	3,410

Zero-coupon convertible notes, net of unamortized discount of $– and $790	–	–	–	1,360
Employee stock ownership plan loans:
NYNEX debentures	9.55	2010	92	113

Capital lease obligations (average rate 8.0% and 11.9%)	–	–	360	112

Property sale holdbacks held in escrow, vendor financing and other			–	13

Unamortized discount, net of premium			(106)	(43)
Total long-term debt, including current maturities			32,785	36,095
Less: debt maturing within one year			(4,139)	(4,526)
Total long-term debt			$ 28,646	$ 31,569

Telephone Subsidiaries’ Debt

Our first mortgage bonds of $100 million are secured by certain telephone operations assets.

See Note 20 for additional information about guarantees of operating subsidiary debt.

Redemption of Debt Assumed in Merger

On January 17, 2006, Verizon announced offers to purchase two series of MCI senior notes, MCI $1,983 million aggregate principal amount of 6.688% Senior Notes Due 2009 and MCI $1,699 million aggregate principal amount of 7.735% Senior Notes Due 2014, at 101% of their par value. Due to the change in control of MCI that occurred in connection with the merger with Verizon on January 6, 2006, Verizon was required to make this offer to noteholders within 30 days of the closing of the merger. Noteholders tendered $165 million of the 6.688% Senior Notes. Separately, Verizon notified noteholders that MCI was exercising its right to redeem both series of Senior Notes prior to maturity under the optional redemption procedures provided in the indentures. The 6.688% Notes were redeemed on March 1, 2006, and the 7.735% Notes were redeemed on February 16, 2006.

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

Other Debt Redemptions/Prepayments

During the second quarter of 2006, we redeemed/prepaid several debt issuances, including: Verizon North Inc. $200 million 7.625% Series C debentures due May 15, 2026; Verizon Northwest Inc. $175 million 7.875% Series B debentures due June 1, 2026; Verizon South Inc. $250 million 7.5% Series D debentures due March 15, 2026; Verizon California Inc. $25 million 9.41% Series W first mortgage bonds due 2014; Verizon California Inc. $30 million 9.44% Series X first mortgage bonds due 2015; Verizon Northwest Inc. $3 million 9.67% Series HH first mortgage bonds due 2010 and Contel of the South Inc. $14 million 8.159% Series GG first mortgage bonds due 2018. The gain/(loss) from these retirements was immaterial.

During the third quarter of 2005, we redeemed Verizon New England Inc. $250 million 6.875% debentures due October 1, 2023 resulting in a pretax charge of $10 million ($6 million after-tax) in connection with the early extinguishment of the debt.

Zero-Coupon Convertible Notes

Previously in May 2001, Verizon Global Funding issued approximately $5.4 billion in principal amount at maturity of zero-coupon convertible notes due 2021, resulting in gross proceeds of approximately $3 billion. The notes were convertible into shares of our common stock at an initial price of $69.50 per share if the closing price of Verizon common stock on the New York Stock Exchange exceeded specified levels or in other specified circumstances. The conversion price increased by at least 3% a year. The initial conversion price represented a 25% premium over the May 8, 2001 closing price of $55.60 per share. The notes were redeemable at the option of the holders on May 15th in each of the years 2004, 2006, 2011 and 2016. On May 15, 2004, $3,292 million of principal amount of the notes ($1,984 million after unamortized discount) were redeemed by Verizon Global Funding. In addition, the zero-coupon convertible notes were callable by Verizon on or after May 15, 2006. On May 16, 2006, we redeemed the remaining $1,375 million accreted principal of the remaining outstanding zero-coupon convertible principal. The total payment on the date of redemption was $1,377 million.

Support Agreements

All of Verizon Global Funding’s debt had the benefit of Support Agreements between us and Verizon Global Funding, which gave holders of Verizon Global Funding debt the right to proceed directly against us for payment of interest, premium (if any) and principal outstanding should

Verizon Global Funding fail to pay. The holders of Verizon Global Funding debt did not have recourse to the stock or assets of most of our telephone operations; however, they did have recourse to dividends paid to us by any of our consolidated subsidiaries as well as assets not covered by the exclusion. On February 1, 2006, Verizon announced the merger of Verizon Global Funding into Verizon. As a result of the merger all of Verizon Global Funding’s debt has been assumed by Verizon by operation of law.

In addition, Verizon Global Funding had guaranteed the debt obligations of GTE Corporation (but not the debt of its subsidiary or affiliate companies) that were issued and outstanding prior to July 1, 2003. In connection with the merger of Verizon Global Funding into Verizon, Verizon has assumed this guarantee. As of December 31, 2006, $2,950 million principal amount of these obligations remained outstanding.

Verizon and NYNEX Corporation are the joint and several co-obligors of the 20-Year 9.55% Debentures due 2010 previously issued by NYNEX on March 26, 1990. As of December 31, 2006, $92 million principal amount of this obligation remained outstanding. NYNEX and GTE no longer issue public debt or file SEC reports. See Note 20 for information on guarantees of operating subsidiary debt listed on the New York Stock Exchange.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2006 are $4.1 billion in 2007, $2.5 billion in 2008, $1.4 billion in 2009, $2.8 billion in 2010, $2.6 billion in 2011 and $19.4 billion thereafter.

Note 12
Financial Instruments

Derivatives

The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each period by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

Interest Rate Risk Management

We have entered into domestic interest rate swaps, to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates. The ineffective portions of these hedges were recorded as gains in the consolidated statements of income of $4 million for the year ended December 31, 2004.

We also enter into interest rate derivatives to limit our exposure to interest rate changes. In accordance with the provisions of SFAS No. 133, changes in fair value of these cash flow hedges due to interest rate fluctuations are recognized in Accumulated Other Comprehensive Loss. We recorded Other Comprehensive Income (Loss) of $14 million and $10 million related to these interest rate cash flow hedges for the years ended December 31, 2006 and 2005, respectively.

Foreign Exchange Risk Management

From time to time, our foreign exchange risk management has included the use of foreign currency forward contracts and cross currency interest rate swaps with foreign currency forwards. These contracts are typically used to hedge short-term foreign currency transactions and commitments, or to offset foreign exchange gains or losses on the foreign currency obligations and are designated as cash flow hedges. There were no foreign currency contracts outstanding as of December 31, 2006 and 2005. We record these contracts at fair value as assets or liabilities and the related gains or losses are deferred in shareowners’ investment as a component of Accumulated Other Comprehensive Loss. We have recorded net unrealized gains of $17 million in Other Comprehensive Income (Loss) for the year ended December 31, 2004.

Net Investment Hedges

During 2005, we entered into zero cost euro collars to hedge a portion of our net investment in Vodafone Omnitel. In accordance with the provisions of SFAS No. 133 and related amendments and interpretations, changes in fair value of these contracts due to exchange rate fluctuations were recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment. During 2005, our positions in the zero cost euro collars were settled. As of December 31, 2006 and 2005, Accumulated Other Comprehensive Loss includes unrecognized gains of $2 million related to these hedge contracts, which along with the unrealized foreign currency translation balance of the investment hedged, remains unless the investment is sold.

During 2004, we entered into foreign currency forward contracts to hedge our net investment in our Canadian operations. In accordance with the provisions of SFAS No. 133, changes in the fair value of these contracts due to exchange rate fluctuations were recognized in Accumulated Other Comprehensive Loss and offset the impact of foreign currency changes on the value of our net investment. During 2004, we sold our Canadian operations and the unrealized losses on these net investment hedge contracts were recognized in net income along with the corresponding foreign currency translation balance. We recorded realized losses of $106 million ($58 million after-tax) related to these hedge contracts.

Other Derivatives

On May 17, 2005, we purchased 43.4 million shares of MCI common stock under a stock purchase agreement that contained a provision for the payment of an additional cash amount determined immediately prior to April 9, 2006 based on the market price of Verizon’s common stock. (See Note 2). Under SFAS No. 133, this additional cash payment was an embedded derivative which we carried at fair value and was subject to changes in the market price of Verizon stock. Since this derivative did not qualify for hedge accounting under SFAS No. 133, changes in its fair value were recorded in the consolidated statements of income in Other Income and (Expense), Net. During 2006 and 2005, we recorded pretax income of $4 million and $57 million, respectively, in connection with this embedded derivative. As of December 31, 2006, this embedded derivative has expired with no requirement for an additional cash payment made under the stock purchase agreement.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable including lease receivables and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions and organized exchanges. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

Fair Values of Financial Instruments

The tables that follow provide additional information about our significant financial instruments:

Financial Instrument	Valuation Method
Cash and cash equivalents and short-term investments	Carrying amounts

Short- and long-term debt (excluding capital leases)	Market quotes for similar terms and maturities or future cash flows discounted at current rates

Cost investments in unconsolidated businesses, derivative assets and liabilities and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

	(dollars in millions)
At December 31,	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt	$ 36,000	$ 37,165	$ 38,145	$ 39,549
Cost investments in unconsolidated businesses	270	270	1,089	1,089
Short- and long-term derivative assets	31	31	62	62
Short- and long-term derivative liabilities	10	10	21	21

Note 13
Earnings Per Share and Shareowners’ Investment

Earnings Per Share

The following table is a reconciliation of the numerators and denominators used in computing earnings per common share:

(dollars and shares in millions, except per share amounts)
Years Ended December 31,	2006	2005	2004
Net Income Used For Basic Earnings Per Common Share
Income before discontinued operations and cumulative effect of accounting change	$ 5,480	$ 6,027	$ 5,899
Income on discontinued operations, net of tax	759	1,370	1,932
Cumulative effect of accounting change, net of tax	(42)	–	–
Net income	$ 6,197	$ 7,397	$ 7,831

Net Income Used For Diluted Earnings Per Common Share
Income before discontinued operations and cumulative effect of accounting change	$ 5,480	$ 6,027	$ 5,899
After-tax minority interest expense related to exchangeable equity interest	20	32	27
After-tax interest expense related to zero-coupon convertible notes	11	28	41
Income before discontinued operations and cumulative effect of accounting change – after assumed conversion of dilutive securities	5,511	6,087	5,967
Income on discontinued operations, net of tax	759	1,370	1,932
Cumulative effect of accounting change, net of tax	(42)	–	–
Net income – after assumed conversion of dilutive securities	$ 6,228	$ 7,457	$ 7,899

Basic Earnings Per Common Share(1)
Weighted-average shares outstanding – basic	2,912	2,766	2,770
Income before discontinued operations and cumulative effect of accounting change	$ 1.88	$ 2.18	$ 2.13
Income on discontinued operations, net of tax	.26	.50	.70
Cumulative effect of accounting change, net of tax	(.01)	–	–
Net income	$ 2.13	$ 2.67	$ 2.83

Diluted Earnings Per Common Share(1)
Weighted-average shares outstanding	2,912	2,766	2,770
Effect of dilutive securities:
Stock options	1	5	5
Exchangeable equity interest	18	29	29
Zero-coupon convertible notes	7	17	27
Weighted-average shares – diluted	2,938	2,817	2,831

Income before discontinued operations and cumulative effect of accounting change	$ 1.88	$ 2.16	$ 2.11
Income on discontinued operations, net of tax	.26	.49	.68
Cumulative effect of accounting change, net of tax	(.01)	–	–
Net income	$ 2.12	$ 2.65	$ 2.79
(1)	Total per share amounts may not add due to rounding.

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 228 million shares during 2006, 250 million shares during 2005 and 262 million shares during 2004.

The zero-coupon convertible notes were retired on May 15, 2006. (see Note 11).

The exchangeable equity interest was converted on August 15, 2006 by issuing 29.5 million Verizon shares (see Note 9).

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

On January 19, 2006, the Board of Directors determined that no additional common shares may be purchased under the previously authorized program and gave authorization to repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2008. We repurchased approximately 50 million common shares under this authorization during 2006.

Note 14
Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R) utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. The impact to Verizon primarily resulted from Verizon Wireless, for which we recorded a $42 million cumulative effect of accounting change, net of taxes and after minority interest, to recognize the effect of initially measuring the outstanding liability for awards granted to Domestic Wireless employees at fair value utilizing a Black-Scholes model.

Previously, effective January 1, 2003, we adopted the fair value recognition provisions of SFAS No. 123 using the prospective method (as permitted under SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure) for all new awards granted, modified or settled after January 1, 2003.

Verizon Communications Long Term Incentive Plan

The Verizon Communications Long Term Incentive Plan (the “Plan”), permits the grant of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of shares for awards is 200 million.

Restricted Stock Units

The Plan provides for grants of restricted stock units (RSUs) that vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs are paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock.

The following table summarizes Verizon’s Restricted Stock Unit activity.

(Shares in thousands)	Restricted Stock Units	Weighted Average Grant-Date Fair Value
Outstanding, January 1, 2004	–	$ –
Granted	532	36.75
Cancelled/Forfeited	(7)	36.75
Outstanding, December 31, 2004	525	36.75
Granted	6,410	36.06
Cancelled/Forfeited	(66)	36.07
Outstanding, December 31, 2005	6,869	36.12
Granted	9,116	31.88
Cancelled/Forfeited	(392)	35.01
Outstanding, December 31, 2006	15,593	33.67

Performance Share Units

The Plan also provides for grants of performance share units (PSUs) that vest at the end of the third year after the grant. The 2006, 2005 and 2004 performance share units will be paid in cash upon vesting. The 2003 PSUs were paid out in February 2006 in Verizon shares.

The target award is determined at the beginning of the period and can increase (to a maximum 200% of the target) or decrease (to zero) based on a key performance measure, Total Shareholder Return (TSR). At the end of the period, the PSU payment is determined by comparing Verizon’s TSR to the TSR of a predetermined peer group and the S&P 500 companies. All payments are subject to approval by the Board’s Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock as well as Verizon’s TSR relative to the peer group’s TSR and S&P 500 TSR.

The following table summarizes Verizon’s Performance Share Unit activity.

(Shares in thousands)	Performance Share Units	Weighted Average Grant-Date Fair Value
Outstanding, January 1, 2004	4,219	$ 38.54
Granted	6,477	36.81
Cancelled/Forfeited	(617)	37.40
Outstanding, December 31, 2004	10,079	37.50
Granted	9,300	36.13
Cancelled/Forfeited	(288)	36.91
Outstanding, December 31, 2005	19,091	36.84
Granted	14,166	32.05
Payments	(3,607)	38.54
Cancelled/Forfeited	(1,227)	37.25
Outstanding, December 31, 2006	28,423	34.22

As of December 31, 2006, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $392 million and is expected to be recognized over the next two years.

MCI Restricted Stock Plan

MCI’s Management Restricted Stock Plan (MRSP) provides for the granting of stock-based compensation to management. Following the acquisition by Verizon on January 6, 2006, awards outstanding under the MRSP were converted into Verizon common stock in accordance with the Merger Agreement. MCI has not issued new MRSPs since February 2005.

The following table summarizes MRSP’s restricted stock activity.

(Shares in thousands)	Restricted Stock	Weighted Average Grant-Date Fair Value
Outstanding, January 1, 2006	–	$ –
Acquisition by Verizon	3,456	30.75
Payments	(2,756)	30.75
Cancellations/Forfeitures	(53)	30.75
Outstanding, December 31, 2006	647	30.75

As of December 31, 2006, unrecognized compensation expense related to the unvested portion of the MRSP restricted stock was approximately $9 million and is expected to be recognized over the next year.

Verizon Wireless Long-Term Incentive Plan

The 2000 Verizon Wireless Long-Term Incentive Plan (the “Wireless Plan”) provides compensation opportunities to eligible employees and other participating affiliates of the Cellco Partnership, d.b.a. Verizon Wireless (the “Partnership”). The Wireless Plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, VARs are granted to eligible employees. The aggregate number of VARs that may be issued under the Wireless Plan is approximately 343 million.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan, similar to stock options. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant with a maximum term of

10 years. All VARs are granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

With the adoption of SFAS No. 123(R), the Partnership began estimating the fair value of VARs granted using a Black-Scholes option valuation model. The following table summarizes the assumptions used in the model during 2006:

Ranges
Risk-free interest rate	4.6% - 5.2%
Expected term (in years)	1.0 - 3.5
Expected volatility	17.6% - 22.3%
Expected dividend yield	n/a

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. The expected term of the VARs granted was estimated using a combination of the simplified method as prescribed in Staff Accounting Bulletin (SAB) No. 107, “Share Based Payments,” (SAB No. 107) historical experience, and management judgment. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life, ending on the measurement date, and calculated on a monthly basis.

The following table summarizes the VARs activity.

(Shares in thousands)	VARs	Weighted Average Grant-Date Fair Value
Outstanding rights, January 1, 2004	119,809	$ 16.31
Granted	48,999	13.89
Exercised	(2,144)	16.39
Cancelled/Forfeited	(6,003)	14.65
Outstanding rights, December 31, 2004	160,661	15.63
Granted	10	14.85
Exercised	(47,964)	12.27
Cancelled/Forfeited	(3,784)	15.17
Outstanding rights, December 31, 2005	108,923	17.12
Exercised	(7,448)	13.00
Cancelled/Forfeited	(7,008)	23.25
Outstanding rights, December 31, 2006	94,467	16.99

As of December 31, 2006, unrecognized compensation expense related to the unvested portion of the VARs was approximately $50 million and is expected to be recognized within one year.

Stock-Based Compensation Expense

After-tax compensation expense for stock based compensation related to RSUs, PSUs, MRSPs and VARs described above included in net income as reported was $535 million, $359 million and $248 million for 2006, 2005 and 2004, respectively.

Stock Options

The Verizon Long Term Incentive Plan provides for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon Stock on the date of grant. Each grant has a 10 year life, vesting equally over a three year period, starting at the date of the grant. We have not granted new stock options since 2004.

We determined stock-option related employee compensation expense for the 2004 grant using the Black-Scholes option-pricing model based on the following weighted-average assumptions:

2004
Dividend yield	4.2%
Expected volatility	31.3%
Risk-free interest rate	3.3%
Expected lives (in years)	6
Weighted average value of options granted	$ 7.61

The following table summarizes Verizon’s stock option activity.

(Shares in thousands)	Stock Options	Weighted Average Exercise Price
Outstanding, January 1, 2004	280,581	$ 46.24
Granted	17,413	35.51
Exercised	(10,519)	28.89
Cancelled/forfeited	(6,586)	48.01
Outstanding, December 31, 2004	280,889	46.18
Exercised	(1,133)	28.73
Cancelled/forfeited	(19,996)	49.62
Outstanding, December 31, 2005	259,760	46.01
Exercised	(3,371)	32.12
Cancelled/forfeited	(27,025)	43.72
Options outstanding, December 31, 2006	229,364	46.48
Options exercisable, December 31,
2004	247,461	47.26
2005	244,424	46.64
2006	225,067	46.69

The following table summarizes information about Verizon’s stock options outstanding as of December 31, 2006:

		Stock Options Outstanding		Stock Options Exercisable
Range of Exercise Prices	Shares (in thousands)	Weighted- Average Remaining Life	Weighted-Average Exercise Price	Shares (in thousands)	Weighted-Average Exercise Price
$ 20.00 – 29.99	73	3.4 years	$ 28.50	73	$ 28.50
30.00 – 39.99	44,874	5.5	36.36	40,577	36.45
40.00 – 49.99	96,154	3.7	43.92	96,154	43.92
50.00 – 59.99	87,687	3.1	54.40	87,687	54.40
60.00 – 69.99	576	2.8	60.93	576	60.93
Total	229,364		46.48	225,067	46.69

The weighted average remaining contractual term was 3.8 years for stock options outstanding and exercisable as of December 31, 2006. The total intrinsic value was approximately $44 million and $37 million for stock options outstanding and exercisable, respectively, as of December 31, 2006. The total intrinsic value for stock options exercised was $10 million, $6 million and $97 million, during 2006, 2005 and 2004, respectively.

The amount of cash received from the exercise of stock options was approximately $101 million, $34 million and $306 million for 2006, 2005 and 2004, respectively.

The after-tax compensation expense for stock options was $28 million, $53 million and $50 million for 2006, 2005 and 2004, respectively. As of December 31, 2006, unrecognized compensation expense related to the unvested portion of stock options was approximately $3 million.

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

In September 2006, the FASB issued SFAS No. 158. SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the company’s year-end. We adopted SFAS No. 158 effective December 31, 2006 which resulted in a net decrease to shareowners’ investment of $6,883 million. This included a net increase in pension obligations of $2,403 million, an increase in Other Postretirement Benefits Obligations of $10,828 million and an increase in Other Employee Benefit Obligations of $31 million, partially offset by a net decrease of $1,205 million to reverse the Additional Minimum Pension Liability and an increase in deferred taxes of $5,174 million. If we had recorded an Additional Minimum Pension Liability at December 31, 2006, it would have been $396 million, ($262 million after-tax).

Pension and Other Postretirement Benefits

Pension and other postretirement benefits for many of our employees are subject to collective bargaining agreements. Modifications in benefits have been bargained from time to time, and we may also periodically amend the benefits in the management plans.

As of June 30, 2006, Verizon management employees no longer earned pension benefits or earned service towards the company retiree medical subsidy. In addition, new management employees hired after December 31, 2005 are not eligible for pension benefits and managers with less than 13.5 years of service as of June 30, 2006 are not eligible for company-subsidized retiree healthcare or retiree life insurance benefits. Beginning July 1, 2006, management employees receive an increased company match on their savings plan contributions.

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans.

Obligations and Funded Status

(dollars in millions)
	Pension		Health Care and Life
At December 31,	2006	2005	2006	2005
Change in Benefit Obligation
Beginning of year	$ 35,540	$ 35,479	$ 26,783	$ 26,181
Service cost	581	675	356	358
Interest cost	1,995	1,959	1,499	1,467
Plan amendments	–	149	50	69
Actuarial (gain) loss, net	(282)	327	152	403
Benefits paid	(2,762)	(2,831)	(1,564)	(1,662)
Termination benefits	47	11	14	1
Acquisitions and divestitures, net	477	(194)	40	(34)
Settlements	(1,437)	(35)	–	–
End of year	$ 34,159	$ 35,540	$ 27,330	$ 26,783
Change in Plan Assets
Beginning of year	39,227	37,461	4,275	4,549
Actual return on plan assets	5,536	4,136	493	348
Company contributions	568	698	1,099	1,040
Benefits paid	(2,762)	(2,831)	(1,564)	(1,662)
Settlements	(1,437)	(35)	–	–
Acquisitions and divestitures, net	377	(202)	–	–
End of year	$ 41,509	$ 39,227	$ 4,303	$ 4,275
Funded Status
End of year	7,350	3,687	(23,027)	(22,508)
Unrecognized
Actuarial loss, net	–	4,685	–	7,056
Prior service cost	–	1,018	–	4,339
Net amount recognized	$ 7,350	$ 9,390	$ (23,027)	$ (11,113)

Amounts recognized on the balance sheet
Prepaid pension cost (in Other Assets)	$ 12,058	$ 12,704	$ –	$ –
Other assets	–	458	–	–
Employee benefit obligation	(4,708)	(4,977)	(23,027)	(11,113)
Accumulated other comprehensive loss	–	1,205	–	–
Net amount recognized	$ 7,350	$ 9,390	$ (23,027)	$ (11,113)
Amounts recognized in Accumulated Other Comprehensive Income
Actuarial loss, net	$ 1,428		$ 6,799
Prior service cost	975		4,029
Total	$ 2,403		$ 10,828
Estimated amounts to be amortized from Accumulated Other Comprehensive Income during 2007 fiscal year
Actuarial (gain) loss, net	$ 98		$ 316
Prior service cost	43		393
Total	$ 141		$ 709

Changes in benefit obligations were caused by factors including changes in actuarial assumptions, curtailments and settlements.

In 2005, as a result of changes in management retiree benefits, we recorded pretax expense of $430 million for pension curtailments and pretax income of $332 million for retiree medical curtailments (see Note 4 for additional information).

The accumulated benefit obligation for all defined benefit pension plans was $32,724 million and $34,232 million at December 31, 2006 and 2005, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

(dollars in millions)
At December 31,	2006	2005
Projected benefit obligation	$ 11,495	$ 11,567
Accumulated benefit obligation	11,072	11,165
Fair value of plan assets	8,288	7,500

Net Periodic Cost

The following table displays the details of net periodic pension and other postretirement costs:

(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2006	2005	2004	2006	2005	2004
Service cost	$ 581	$ 675	$ 666	$ 356	$ 358	$ 269
Interest cost	1,995	1,959	2,144	1,499	1,467	1,422
Expected return on plan assets	(3,173)	(3,231)	(3,565)	(328)	(349)	(409)
Amortization of transition asset	–	–	(4)	–	–	–
Amortization of prior service cost	44	42	57	360	290	236
Actuarial loss, net	182	124	45	290	258	169
Net periodic benefit (income) cost	(371)	(431)	(657)	2,177	2,024	1,687
Termination benefits	47	11	1	14	1	–
Settlement loss	56	80	805	–	–	–
Curtailment (gain) loss and other, net	–	436	–	–	(332)	–
Subtotal	103	527	806	14	(331)	–
Total cost	$ (268)	$ 96	$ 149	$ 2,191	$ 1,693	$ 1,687

Termination benefits and settlement and curtailment losses of $94 million pertaining to the sale of Hawaii operations in 2005 were recorded in the consolidated statements of income in Sales of Businesses, Net.

Additional Information

As a result of the adoption of SFAS No. 158, we no longer record an additional minimum pension liability. In prior years, as a result of changes in interest rates and changes in investment returns, an adjustment to the additional minimum pension liability was required for a number of plans, as indicated below. The adjustment in the liability was recorded as a charge or (credit) to Accumulated Other Comprehensive Loss, net of tax, in shareowners’ investment in the consolidated balance sheets.

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Increase (decrease) in minimum liability included in other comprehensive income, net of tax	$ (788)	$ (51)	$ 332

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life
At December 31,	2006	2005	2006	2005
Discount rate	6.00%	5.75%	6.00%	5.75%
Rate of future increases in compensation	4.00	4.00	4.00	4.00

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life
Years Ended December 31,	2006	2005	2004	2006	2005	2004
Discount rate	5.75%	5.75%	6.25%	5.75%	5.75%	6.25%
Expected return on plan assets	8.50	8.50	8.50	8.25	7.75	8.50
Rate of compensation increase	4.00	5.00	5.00	4.00	4.00	4.00

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

The assumed Health Care Cost Trend Rates follow:

	Health Care and Life
At December 31,	2006	2005	2004
Health care cost trend rate assumed for next year	10.00%	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2011	2010	2009

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(dollars in millions)
One-Percentage-Point	Increase	Decrease
Effect on 2006 service and interest cost	$ 282	$ (223)
Effect on postretirement benefit obligation as of December 31, 2006	3,339	(2,731)

Plan Assets

Pension Plans

The weighted-average asset allocations for the pension plans by asset category follow:

At December 31,	2006	2005
Asset Category
Equity securities	62.5%	63.4%
Debt securities	16.3	17.5
Real estate	4.5	3.2
Other	16.7	15.9
Total	100.0%	100.0%

Equity securities include Verizon common stock of $95 million and $72 million at December 31, 2006 and 2005, respectively. Other assets include cash and cash equivalents (primarily held for the payment of benefits), private equity and investments in absolute return strategies.

Health Care and Life Plans

The weighted-average asset allocations for the other postretirement benefit plans by asset category follow:

At December 31,	2006	2005
Asset Category
Equity securities	72.1%	71.9%
Debt securities	20.4	22.1
Real estate	0.1	0.1
Other	7.4	5.9
Total	100.0%	100.0%

Equity securities include Verizon common stock of $4 million at December 31, 2005. There was no Verizon common stock held at the end of 2006.

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

Cash Flows

In 2006, we contributed $451 million to our qualified pension trusts, $117 million to our nonqualified pension plans and $1,099 million to our other postretirement benefit plans. We estimate required qualified pension trust contributions for 2007 to be approximately $510 million. We also anticipate $120 million in contributions to our non-qualified pension plans and $1,210 million to our other postretirement benefit plans in 2007.

Estimated Future Benefit Payments

The benefit payments to retirees, which reflect expected future service, are expected to be paid as follows:

(dollars in millions)
	Pension Benefits	Health Care and Life Prior to Medicare Prescription Drug Subsidy	Expected Medicare Prescription Drug Subsidy
2007	$ 2,491	$ 1,717	$ 91
2008	2,552	1,806	97
2009	2,749	1,869	102
2010	3,042	1,936	108
2011	3,503	1,991	112
2012 – 2016	16,472	9,983	589

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP), only one plan currently has unallocated shares. Under this plan, we match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. Common stock is allocated from the leveraged ESOP trust based on the proportion of principal and interest paid on ESOP debt in a year to the remaining principal and interest due over the term of the debt. The final debt service payments and related share allocations for two of our leveraged ESOPs were made in 2004. At December 31, 2006, the number of unallocated and allocated shares of common stock was 5 million and 77 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $669 million, $499 million, and $501 million in 2006, 2005 and 2004 respectively. A portion of these costs were funded through a leveraged ESOP. We recognize leveraged ESOP costs based on the shares allocated method.

Leveraged ESOP costs and trust activity consist of the following:

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Compensation	$ 24	$ 39	$ 159
Interest incurred	–	–	12
Dividends	(9)	(16)	(16)
Net leveraged ESOP cost	$ 15	$ 23	$ 155

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with SFAS Nos. 112 and 146:

(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2004	$ 2,150	$(40)	$(1,356)	$(1)	$753
2005	753	99	(251)	(5)	596
2006	596	343	(383)	88	644

The remaining severance liability includes future contractual payments to employees separated as of December 31, 2006. The 2006 expense includes charges for the involuntary separation of 4,100 employees (see Note 4).

Note 16
Income Taxes

The components of Income Before Provision for Income Taxes, Discontinued Operations and Cumulative Effect of Accounting Change are as follows:

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Domestic	$ 6,682	$ 7,496	$ 6,186
Foreign	1,472	952	1,791
	$ 8,154	$ 8,448	$ 7,977

The components of the provision for income taxes from continuing operations are as follows:

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Current
Federal	$ 2,364	$ 2,772	$ (162)
Foreign	141	81	249
State and local	420	661	271
	2,925	3,514	358
Deferred
Federal	(9)	(844)	1,580
Foreign	(45)	(55)	53
State and local	(190)	(187)	95
	(244)	(1,086)	1,728
Investment tax credits	(7)	(7)	(8)
Total income tax expense	$ 2,674	$ 2,421	$ 2,078

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2006	2005	2004
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax, net of federal tax benefits	1.8	3.6	3.0
Tax benefits from investment losses	(.9)	(4.5)	(3.7)
Equity in earnings from unconsolidated businesses	(3.8)	(3.5)	(8.0)
Other, net	.7	(1.9)	(.2)
Effective income tax rate	32.8%	28.7%	26.1%

The favorable impact on our 2006 effective income tax rate was primarily driven by earnings from our unconsolidated businesses and tax benefits from valuation allowance reversals. These favorable impacts to the 2006 effective tax rate were partially offset by the unfavorable impact of tax reserve adjustments which is included in the Other, net line above. During 2006, we recorded a tax benefit of $80 million in connection with capital gains and prior year investment losses.

During 2005, we recorded a tax benefit of $336 million in connection with capital gains and prior year investment losses. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to prior year investment losses. Also during 2005, we recorded a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, which provides for a favorable federal income tax rate in connection with the repatriation of foreign earnings, provided the criteria described in the law is met. Two of our foreign investments repatriated earnings resulting in income taxes of $332 million, partially offset by a tax benefit of $126 million.

The favorable impact on our 2004 effective income tax rate was primarily driven by increased earnings from our unconsolidated businesses and tax benefits from valuation allowance reversals.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax liabilities (assets) are shown in the following table:

(dollars in millions)
At December 31,	2006	2005
Employee benefits	$ (7,788)	$ (1,778)
Loss on investments	(124)	(369)
Former MCI tax loss carry forwards	(2,026)	–
Uncollectible accounts receivable	(455)	(375)
	(10,393)	(2,522)
Valuation allowance	2,600	815
Deferred tax assets	(7,793)	(1,707)
Former MCI intercompany accounts receivable basis difference	2,003	–
Depreciation	7,617	9,676
Leasing activity	2,638	3,001
Wireless joint venture including wireless licenses	12,177	11,786
Other – net	782	(370)
Deferred tax liabilities	25,217	24,093
Net deferred tax liability	$ 17,424	$ 22,386
Net long-term deferred tax liabilities	$ 16,270	$ 22,831
Plus net current deferred tax liabilities (in Other current liabilities)	1,154	–
Less net current deferred tax assets (in Prepaid expenses and other)	–	445
Net deferred tax liability	$ 17,424	$ 22,386

At December 31, 2006, employee benefits deferred tax assets include $5,174 million as a result of the adoption of SFAS No. 158 (see Note 15).

At December 31, 2006, undistributed earnings of our foreign subsidiaries amounted to approximately $3 billion. Deferred income taxes are not provided on these earnings as it is intended that the earnings are indefinitely invested outside of the U.S. It is not practical to estimate the amount of taxes that might be payable upon the remittance of such earnings.

The valuation allowance primarily represents the tax benefits of certain foreign and state net operating loss carry forwards, capital loss carry forwards and other deferred tax assets which may expire without being utilized. During 2006, the valuation allowance increased $1,785 million. This increase was primarily due to the addition of former MCI valuation allowances. This increase was offset by valuation allowance reversals relating to utilizing prior year investment losses to offset the capital gains realized on the sale of various businesses including Verizon Dominicana.

Former MCI tax loss carry forwards include federal, state and foreign net operating loss tax carry forwards as well as capital loss tax carry forwards. As a result of the MCI Bankruptcy and the application of the related tax attribute reduction rules, MCI reduced the tax basis in intercompany accounts receivables. This reduction in tax basis results in a deferred tax liability as reflected above.

Note 17
Segment Information

Reportable Segments

On November 17, 2006, we completed the spin-off of our U.S. print and Internet yellow pages directories to our shareowners, which was included in the Information Services segment. The spin-off resulted in a new company, named Idearc Inc. In addition, we reached definitive agreements to sell our interests in TELPRI and Verizon Dominicana, each of which were included in the International segment. The operations of our U.S. print and Internet yellow pages directories business, Verizon Dominicana and TELPRI are reported as discontinued operations and assets held for sale. Accordingly we have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment income. Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, primarily Omnitel and CANTV, lease financing, and asset impairments and expenses that are not allocated in assessing segment performance due to their non-recurring nature. These adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance.

Our segments and their principal activities consist of the following:

Segment	Description
Wireline	Wireline provides communications services including voice, broadband video and data, next generation IP network services, network access, long distance and other services to consumers, carriers, business and government customers both domestically and globally in 150 countries.

Domestic Wireless	Domestic wireless products and services include wireless voice and data products and other value added services and equipment sales across the United States.

The following table provides operating financial information for our two reportable segments:

(dollars in millions)
2006	Wireline	Domestic Wireless	Total Segments
External revenues	$ 49,621	$ 37,930	$ 87,551
Intersegment revenues	1,173	113	1,286
Total operating revenues	50,794	38,043	88,837
Cost of services and sales	24,522	11,491	36,013
Selling, general & administrative expense	12,116	12,039	24,155
Depreciation & amortization expense	9,590	4,913	14,503
Total operating expenses	46,228	28,443	74,671
Operating income	4,566	9,600	14,166
Equity in earnings of unconsolidated businesses	–	19	19
Other income and (expense), net	250	4	254
Interest expense	(2,062)	(452)	(2,514)
Minority interest	–	(4,038)	(4,038)
Provision for income taxes	(1,120)	(2,157)	(3,277)
Segment income	$ 1,634	$ 2,976	$ 4,610
Assets	$ 92,274	$ 81,989	$ 174,263
Investments in unconsolidated businesses	28	87	115
Plant, property and equipment, net	57,031	24,659	81,690
Capital expenditures	10,259	6,618	16,877

(dollars in millions)
2005	Wireline	Domestic Wireless	Total Segments
External revenues	$ 36,628	$ 32,219	$ 68,847
Intersegment revenues	988	82	1,070
Total operating revenues	37,616	32,301	69,917
Cost of services and sales	15,604	9,393	24,997
Selling, general & administrative expense	8,419	10,768	19,187
Depreciation & amortization expense	8,801	4,760	13,561
Total operating expenses	32,824	24,921	57,745
Operating income	4,792	7,380	12,172
Equity in earnings of unconsolidated businesses	–	27	27
Other income and (expense), net	79	6	85
Interest expense	(1,701)	(601)	(2,302)
Minority interest	–	(2,995)	(2,995)
Provision for income taxes	(1,264)	(1,598)	(2,862)
Segment income	$ 1,906	$ 2,219	$ 4,125
Assets	$ 75,188	$ 76,729	$ 151,917
Investments in unconsolidated businesses	2	154	156
Plant, property and equipment, net	49,618	22,790	72,408
Capital expenditures	8,267	6,484	14,751

(dollars in millions)
2004	Wireline	Domestic Wireless	Total Segments
External revenues	$ 37,160	$ 27,586	$ 64,746
Intersegment revenues	861	76	937
Total operating revenues	38,021	27,662	65,683
Cost of services and sales	14,830	7,747	22,577
Selling, general & administrative expense	8,621	9,591	18,212
Depreciation & amortization expense	8,910	4,486	13,396
Total operating expenses	32,361	21,824	54,185
Operating income	5,660	5,838	11,498
Equity in earnings of unconsolidated businesses	–	45	45
Other income and (expense), net	100	11	111
Interest expense	(1,602)	(661)	(2,263)
Minority interest	–	(2,323)	(2,323)
Provision for income taxes	(1,506)	(1,265)	(2,771)
Segment income	$ 2,652	$ 1,645	$ 4,297
Assets	$ 78,824	$ 68,027	$ 146,851
Investments in unconsolidated businesses	3	148	151
Plant, property and equipment, net	50,608	20,516	71,124
Capital expenditures	7,118	5,633	12,751

Reconciliation To Consolidated Financial Information

A reconciliation of the results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(dollars in millions)
	2006	2005	2004
Operating Revenues
Total reportable segments	$ 88,837	$ 69,917	$ 65,683
Hawaii operations	–	180	529
Corporate, eliminations and other	(693)	(579)	(461)
Consolidated operating revenues – reported	$ 88,144	$ 69,518	$ 65,751

Operating Expenses
Total reportable segments	$ 74,671	$ 57,745	$ 54,185
Merger integration costs (see Note 4)	232	–	–
Severance, pension and benefit charges (see Note 4)	425	157	805
Verizon Center relocation, net (see Note 4)	184	(18)	–
Former MCI exposure, lease impairment and other special items (see Note 4)	–	125	(91)
Hawaii operations	–	118	375
Sales of businesses and investments, net (see Notes 3 and 5)	–	(530)	100
Corporate, eliminations and other	(741)	(660)	(493)
Consolidated operating expenses – reported	$ 74,771	$ 56,937	$ 54,881

(dollars in millions)
	2006	2005	2004
Net Income
Segment income – reportable segments	$ 4,610	$ 4,125	$ 4,297
Debt extinguishment costs (see Note 11)	(16)	–	–
Merger integration costs (see Note 4)	(146)	–	–
Sales of businesses and investments, net (see Notes 3 and 5)	(541)	336	1,059
Idearc spin-off costs (see Note 4)	(101)	–	–
Severance, pension and benefit charges (see Note 4)	(258)	(95)	(499)
Verizon Center relocation, net (see Note 4)	(118)	8	–
Former MCI exposure, lease impairment and other special items (see Note 4)	–	(133)	2
Tax benefits (see Note 4)	–	336	234
Tax provision on repatriated earnings (see Note 4)	–	(206)	–
Income from discontinued operations, net of tax (see Note 3)	1,398	1,370	1,423
Cumulative effect of accounting change (see Note 1)	(42)	–	–
Corporate and other	1,411	1,656	1,315
Consolidated net income – reported	$ 6,197	$ 7,397	$ 7,831

Assets
Total reportable segments	$ 174,263	$ 151,917	$ 146,851
Reconciling items	14,541	16,213	19,107
Consolidated assets	$ 188,804	$ 168,130	$ 165,958

Financial information for Wireline excludes the effects of Hawaii access lines and directory operations sold in 2005.

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

Geographic Areas

Our foreign investments are located principally in the Americas and Europe. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Domestic
Operating revenues	$ 84,693	$ 69,327	$ 65,659
Long-lived assets	82,277	74,813	72,488

Foreign
Operating revenues	3,451	191	92
Long-lived assets	4,947	2,776	4,973

Consolidated
Operating revenues	88,144	69,518	65,751
Long-lived assets	87,224	77,589	77,461

Note 18
Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareowners’ investment that, under GAAP, are excluded from net income.

Changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are as follows:

(dollars in millions)
Years Ended December 31,	2006	2005	2004
Foreign Currency Translation Adjustments	$ 1,196	$ (755)	$ 548
Unrealized Gains (Losses) on Net Investment Hedges
Unrealized gains (losses), net of taxes of $–, $1 and $(48)	–	2	(58)
Less reclassification adjustments for losses realized in net income, net of taxes of $–, $– and $(48)	–	–	(58)
Net unrealized gains on net investment hedges	–	2	–
Unrealized Derivative Gains (Losses) on Cash Flow Hedges
Unrealized gains (losses), net of taxes of $(1), $– and $(2)	11	4	(9)
Less reclassification adjustments for (losses) realized in net income, net of taxes of $(1), $(2) and $(2)	(3)	(6)	(26)
Net unrealized derivative gains on cash flow hedges	14	10	17
Unrealized Gains (Losses) on Marketable Securities
Unrealized gains, net of taxes of $30, $10 and $4	79	4	8
Less reclassification adjustments for gains realized in net income, net of taxes of $13, $14 and $1	25	25	1
Net unrealized gains (losses) on marketable securities	54	(21)	7
Minimum Pension Liability Adjustment, net of taxes of $417, $37 and $(185)	788	51	(332)
Defined benefit pension and postretirement plans – SFAS No. 158 adoption, net of taxes of $(5,591)	(7,671)	–	–
Other, net of taxes of $(159), $(20) and $(53)	(128)	(17)	(43)
Other Comprehensive Income (Loss)	$ (5,747)	$ (730)	$ 197

The foreign currency translation adjustment in 2006 represents the realization of the cumulative foreign currency translation loss of approximately $800 million in connection with the sale of our consolidated interest in Verizon Dominicana (see Note 3), as well as unrealized gains from the appreciation of the functional currency on our investment in Vodafone Omnitel. The minimum pension liability adjustment in 2006 represents the adoption of SFAS No. 158.

The foreign currency translation adjustment in 2005 represents unrealized losses from the decline in the functional currencies of our investments in Vodafone Omnitel, Verizon Dominicana and CANTV. The foreign currency translation adjustment in 2004 represents unrealized gains from the appreciation of the functional currencies at Verizon Dominicana and our investment in Vodafone Omnitel as well as the realization of the cumulative foreign currency translation loss in connection with the sale of our 20.5% interest in TELUS (see Note 4), partially offset by unrealized losses from the decline in the functional currency on our investment in CANTV.

During 2005, we entered into zero cost euro collars to hedge a portion of our net investment in Vodafone Omnitel. As of December 31, 2005, our positions in the zero cost euro collars have been settled. During 2004, we entered into foreign currency forward contracts to hedge our net investment in Verizon Information Services Canada and TELUS (see Note 3). In connection with the sales of these interests in the fourth quarter of 2004, the unrealized losses on these net investment hedges were realized in net income along with the corresponding foreign currency translation balance.

As discussed in Note 15, we adopted SFAS No. 158 effective December 31, 2006, which resulted in a net decrease to shareowners’ investment of $6,883 million.

The changes in the minimum pension liability in 2005 and 2004 were required by accounting rules for certain pension plans based on their funded status (see Note 15). In connection with our adoption of SFAS No. 158 on December 31, 2006, we no longer record a minimum pension liability adjustment as a discrete component of Accumulated Other Comprehensive Loss.

The components of Accumulated Other Comprehensive Loss are as follows:

(dollars in millions)
At December 31,	2006	2005
Foreign currency translation adjustments	$ 329	$ (867)
Unrealized gains on net investment hedges	2	2
Unrealized derivative losses on cash flow hedges	(13)	(27)
Unrealized gains on marketable securities	64	10
Minimum pension liability	–	(788)
Defined benefit pension and postretirement plans – SFAS 158 adoption	(7,671)	–
Other	(241)	(113)
Accumulated other comprehensive loss	$ (7,530)	$ (1,783)

As discussed above, the change in foreign currency translation adjustments during 2006 is due primarily to the sale of Verizon Dominicana (approximately $800 million). Foreign currency translation adjustments at year-end 2006 is primarily comprised of unrealized gains in the functional currencies at Vodafone Omnitel, partially offset by unrealized losses of approximately $400 million at CANTV. The reduction in our minimum pension liability adjustment balance to zero at year-end 2006 is due to the adoption of SFAS No. 158.

Note 19
Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Depreciation expense	$ 13,122	$ 12,171	$ 12,169
Interest cost incurred	2,811	2,481	2,513
Capitalized interest	(462)	(352)	(177)
Advertising expense	2,271	1,844	1,617

Balance Sheet Information

	(dollars in millions)
At December 31,	2006	2005
Accounts Payable and Accrued Liabilities

Accounts payable	$ 4,392	$ 2,620
Accrued expenses	2,982	2,891
Accrued vacation, salaries and wages	3,575	3,179
Interest payable	614	573
Accrued taxes	2,757	2,484
	$ 14,320	$ 11,747
Other Current Liabilities

Advance billings and customer deposits	$ 2,226	$ 1,964
Dividends payable	1,199	1,137
Other	4,666	2,294
	$ 8,091	$ 5,395

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2006	2005	2004
Cash Paid
Income taxes, net of amounts refunded	$ 3,299	$ 4,189	$ 152
Interest, net of amounts capitalized	2,103	2,025	2,226

Supplemental Investing and Financing Transactions
Cash acquired in business combination	2,361	–	–
Assets acquired in business combinations	18,511	635	8
Liabilities assumed in business combinations	7,813	35	–
Debt assumed in business combinations	6,169	9	–

Shares issued to Price to acquire limited partnership interest in VZ East (Note 2)	1,007	–	–

Note 20
Guarantees of Operating Subsidiary Debt

Verizon has guaranteed the obligations of two wholly-owned operating subsidiaries: $480 million 7% debentures series B, due 2042 issued by Verizon New England Inc. and $300 million 7% debentures series F issued by Verizon South Inc. due 2041. These guarantees are full and unconditional and would require Verizon to make scheduled payments immediately if either of the two subsidiaries failed to do so. Both of these securities were issued in denominations of $25 and were sold primarily to retail investors and are listed on the New York Stock Exchange. SEC rules permit us to include condensed consolidating financial information for these two subsidiaries in our periodic SEC reports rather than filing separate subsidiary periodic SEC reports.

Below is the condensed consolidating financial information. Verizon New England and Verizon South are presented in separate columns. The column labeled Parent represents Verizon’s investments in all of its subsidiaries under the equity method and the Other column represents all other subsidiaries of Verizon on a combined basis. The Adjustments column reflects intercompany eliminations.

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2006	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 3,852	$ 858	$ 84,208	$ (774)	$ 88,144
Operating expenses	164	3,685	634	71,062	(774)	74,771
Operating Income (Loss)	(164)	167	224	13,146	–	13,373
Equity in earnings of unconsolidated businesses	6,011	14	–	(708)	(4,544)	773
Other income and (expense), net	1,579	11	14	283	(1,492)	395
Interest expense	(1,185)	(174)	(54)	(961)	25	(2,349)
Minority interest	–	–	–	(4,038)	–	(4,038)
Income (loss) before provision for income taxes, discontinued operations and cumulative effect of accounting change	6,241	18	184	7,722	(6,011)	8,154
Income tax benefit (provision)	33	(19)	(68)	(2,620)	–	(2,674)
Income (Loss) Before Discontinued Operations And Cumulative Effect Of Accounting Change	6,274	(1)	116	5,102	(6,011)	5,480
Income on discontinued operations, net of tax	(77)	–	–	836	–	759
Cumulative effect of accounting change, net of tax	–	–	–	(42)	–	(42)
Net Income	$ 6,197	$ (1)	$ 116	$ 5,896	$ (6,011)	$ 6,197

	(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2005	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 3,936	$ 907	$ 65,172	$ (497)	$ 69,518
Operating expenses	8	3,628	684	53,114	(497)	56,937
Operating Income (Loss)	(8)	308	223	12,058	–	12,581
Equity in earnings of unconsolidated businesses	6,698	23	–	273	(6,308)	686
Other income and (expense), net	537	(4)	6	180	(408)	311
Interest expense	(58)	(172)	(63)	(1,854)	18	(2,129)
Minority interest	–	–	–	(3,001)	–	(3,001)
Income before provision for income taxes and discontinued operations	7,169	155	166	7,656	(6,698)	8,448
Income tax benefit (provision)	228	(40)	(62)	(2,547)	–	(2,421)
Income Before Discontinued Operations	7,397	115	104	5,109	(6,698)	6,027
Income on discontinued operations, net of tax	–	–	–	1,370	–	1,370
Net Income	$ 7,397	$ 115	$ 104	$ 6,479	$ (6,698)	$ 7,397

(dollars in millions)
Condensed Consolidating Statements of Income Year Ended December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Operating revenues	$ –	$ 3,955	$ 934	$ 61,224	$ (362)	$ 65,751
Operating expenses	260	3,664	717	50,602	(362)	54,881
Operating Income (Loss)	(260)	291	217	10,622	–	10,870
Equity in earnings of unconsolidated businesses	7,714	59	–	1,437	(7,520)	1,690
Other income and (expense), net	171	8	7	98	(202)	82
Interest expense	(20)	(165)	(63)	(2,096)	8	(2,336)
Minority interest	–	–	–	(2,329)	–	(2,329)
Income before provision for income taxes and discontinued operations	7,605	193	161	7,732	(7,714)	7,977
Income tax benefit (provision)	229	(50)	(34)	(2,223)	–	(2,078)
Income Before Discontinued Operations	7,834	143	127	5,509	(7,714)	5,899
Income (loss) on discontinued operations, net of tax	(3)	–	–	1,935	–	1,932
Net Income	$ 7,831	$ 143	$ 127	$ 7,444	$ (7,714)	$ 7,831

(dollars in millions)
Condensed Consolidating Balance Sheets At December 31, 2006	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Cash	$ –	$ –	$ –	$ 3,219	$ –	$ 3,219
Short-term investments	–	215	33	2,186	–	2,434
Accounts receivable, net	4	705	104	10,999	(921)	10,891
Other current assets	32,680	134	28	5,830	(32,678)	5,994
Total current assets	32,684	1,054	165	22,234	(33,599)	22,538
Plant, property and equipment, net	1	6,165	1,120	75,070	–	82,356
Investments in unconsolidated businesses	44,048	116	–	7,488	(46,784)	4,868
Other assets	5,045	288	389	73,550	(230)	79,042
Total Assets	$ 81,778	$ 7,623	$ 1,674	$ 178,342	$ (80,613)	$ 188,804
Debt maturing within one year	$ 6,735	$ 333	$ 232	$ 33,302	$ (32,887)	$ 7,715
Other current liabilities	2,354	1,032	182	21,709	(712)	24,565
Total current liabilities	9,089	1,365	414	55,011	(33,599)	32,280
Long-term debt	11,392	2,573	417	14,494	(230)	28,646
Employee benefit obligations	12,419	1,625	259	16,476	–	30,779
Deferred income taxes	337	560	203	15,170	–	16,270
Other liabilities	6	111	19	3,821	–	3,957
Minority interest	–	–	–	28,337	–	28,337
Total shareowners’ investment	48,535	1,389	362	45,033	(46,784)	48,535
Total Liabilities and Shareowners’ Investment	$ 81,778	$ 7,623	$ 1,674	$ 178,342	$ (80,613)	$ 188,804

(dollars in millions)
Condensed Consolidating Balance Sheets At December 31, 2005	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Cash	$ –	$ –	$ –	$ 760	$ –	$ 760
Short-term investments	–	216	32	1,898	–	2,146
Accounts receivable, net	20	910	142	8,792	(1,330)	8,534
Other current assets	9,365	166	185	7,661	(9,497)	7,880
Total current assets	9,385	1,292	359	19,111	(10,827)	19,320
Plant, property and equipment, net	1	6,146	1,158	65,682	–	72,987
Investments in unconsolidated businesses	32,593	116	–	10,015	(38,122)	4,602
Other assets	532	472	390	70,057	(230)	71,221
Total Assets	$ 42,511	$ 8,026	$ 1,907	$ 164,865	$ (49,179)	$ 168,130

Debt maturing within one year	$ 22	$ 471	$ –	$ 15,999	$ (9,804)	$ 6,688
Other current liabilities	2,511	1,049	176	17,299	(1,023)	20,012
Total current liabilities	2,533	1,520	176	33,298	(10,827)	26,700
Long-term debt	92	2,702	901	28,104	(230)	31,569
Employee benefit obligations	205	1,892	254	15,342	–	17,693
Deferred income taxes	–	537	220	22,074	–	22,831
Other liabilities	1	146	27	3,050	–	3,224
Minority interest	–	–	–	26,433	–	26,433
Total shareowners’ investment	39,680	1,229	329	36,564	(38,122)	39,680
Total Liabilities and Shareowners’ Investment	$ 42,511	$ 8,026	$ 1,907	$ 164,865	$ (49,179)	$ 168,130

(dollars in millions)
Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2006	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 5,919	$ 1,211	$ 311	$ 22,260	$ (5,595)	$ 24,106
Net cash from investing activities	(779)	(919)	15	(14,032)	99	(15,616)
Net cash from financing activities	(5,140)	(292)	(326)	(5,769)	5,496	(6,031)
Net Increase in Cash	$ –	$ –	$ –	$ 2,459	$ –	$ 2,459

(dollars in millions)
Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2005	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 7,605	$ 831	$ 284	$ 20,242	$ (6,937)	$ 22,025
Net cash from investing activities	(913)	(784)	(221)	(16,343)	(231)	(18,492)
Net cash from financing activities	(6,692)	(47)	(63)	(5,400)	7,168	(5,034)
Net Decrease in Cash	$ –	$ –	$ –	$ (1,501)	$ –	$ (1,501)

(dollars in millions)
Condensed Consolidating Statements of Cash Flows Year Ended December 31, 2004	Parent	Verizon New England	Verizon South	Other	Adjustments	Total
Net cash from operating activities	$ 6,650	$ 1,219	$ 282	$ 20,104	$ (6,464)	$ 21,791
Net cash from investing activities	–	(655)	(75)	(9,559)	(54)	(10,343)
Net cash from financing activities	(6,650)	(564)	(207)	(8,953)	6,518	(9,856)
Net Increase in Cash	$ –	$ –	$ –	$ 1,592	$ –	$ 1,592

Note 21
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

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005 the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be made. Adjustments may also be made based upon actual conditions discovered during the remediation at any of the sites requiring remediation.

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

Subsequent to the sale of Verizon Information Services Canada (see Note 3), we continue to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, following the sale of Verizon Information Services Canada. As a result of the Idearc spin-off, we continue to be responsible for this guarantee. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated since a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset. In addition, performance under the guarantee is not likely.

As of December 31, 2006, letters of credit totaling $223 million had been executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

We have several commitments primarily to purchase network services, equipment and software from a variety of suppliers totaling $812 million. Of this total amount, $566 million, $164 million, $53 million, $11 million, $5 million and $13 million are expected to be purchased in 2007, 2008, 2009, 2010, 2011 and thereafter, respectively.

Note 22
Quarterly Financial Information (Unaudited)

(dollars in millions, except per share amounts)

			Income Before Discontinued Operations
Quarter Ended	Operating Revenues	Operating Income	Amount	Per Share- Basic	Per Share- Diluted	Net Income
2006
March 31	$ 21,221	$ 3,175	$ 1,282	$ .44	$ .44	$ 1,632
June 30	21,876	3,217	1,263.43		.43	1,611
September 30	22,449	3,537	1,545.53		.53	1,922
December 31	22,598	3,444	1,390.48		.48	1,032

2005
March 31	$ 16,785	$ 2,828	$ 1,407	$ .51	$ .50	$ 1,757
June 30	17,177	3,561	1,804.65		.65	2,113
September 30	17,629	3,040	1,506.54		.54	1,869
December 31	17,927	3,152	1,310.47		.47	1,658

•

Results of operations for the first quarter of 2006 include after-tax charges of $16 million for the early extinguishment of debt related to the MCI merger, $28 million for costs associated with the relocation to Verizon Center, $42 million for the impact of accounting for share based payments, and $35 million for merger integration costs.

•

Results of operations for the second quarter of 2006 include after-tax charges of $48 million for merger integration costs, $29 million for costs associated with the relocation to Verizon Center and $186 million for severance, pension and benefits charges.

•

Results of operations for the third quarter of 2006 include after-tax charges of $16 million for merger integration costs, $31 million for costs associated with the relocation to Verizon Center and $17 million for severance, pension and benefits charges.

•

Results of operations for the fourth quarter of 2006 include after-tax charges of $47 million for merger integration costs, $30 million for costs associated with the relocation to Verizon Center, $55 million severance, pension and benefits charges, $541 million for the loss on sale of Verizon Dominicana included in discontinued operations, and $101 million for costs associated with the spin-off of our directories publishing business.

•

Results of operations for the second quarter of 2005 include a $336 million net after-tax gain on the sale of our wireline and directory businesses in Hawaii, tax benefits of $242 million associated with prior investment losses and a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004.

•

Results of operations for the third quarter of 2005 include an impairment charge of $125 million pertaining to our leasing operations for aircraft leased to airlines experiencing financial difficulties.

Income before discontinued operations per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.

Note 23
Subsequent Events

Disposition of Businesses and Investments

Telephone Access Lines Spin-off

On January 16, 2007, we announced a definitive agreement with FairPoint Communications, Inc. (FairPoint) that will result in Verizon establishing a separate entity for its local exchange and related business assets in Maine, New Hampshire and Vermont, spinning off that new entity to Verizon shareowners, and immediately merging it with and into FairPoint.

Upon the closing of the transaction, Verizon shareowners will own approximately 60 percent of the new company and FairPoint stockholders will own approximately 40 percent. Verizon Communications will not own any shares in FairPoint after the merger. In connection with the merger, Verizon shareowners will receive one share of FairPoint stock for approximately every 55 shares of Verizon stock held as of the record date. Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon shareowners in lieu of fractional shares.

The total value to be received by Verizon and its shareowners in exchange for these operations will be approximately $2,715 million. Verizon shareowners will receive approximately $1,015 million of FairPoint common stock in the merger, based upon FairPoint’s recent stock price and the terms of the merger agreement. Verizon will receive $1,700 million in value through a combination of cash distributions to Verizon and debt securities issued to Verizon prior to the spin-off. Verizon may exchange these newly issued debt securities for certain debt that was previously issued by Verizon, which would have the effect of reducing Verizon’s then-outstanding debt.

CANTV

During the second quarter of 2006, we entered into a definitive agreement to sell our indirect 28.5% interest in CANTV to an entity jointly owned by América Móvil and Telmex for estimated pretax proceeds of $677 million. Regulatory authorities in Venezuela never commenced the formal review of that transaction and the related tender offers for the remaining equity securities of CANTV. On February 8, 2007, after two prior extensions, the parties terminated the stock purchase agreement because the parties mutually concluded that the regulatory approvals would not be granted by the Government.

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including CANTV. On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic. The MOU provides that the Republic will offer to purchase all of the equity securities of CANTV through public tender offers in Venezuela and the United States at a price equivalent to $17.85 per ADS. If the tender offers are completed, the aggregate purchase price for Verizon’s shares would be $572 million. If the 2007 dividend that has been recommended by the CANTV Board is approved by shareholders and paid prior to the closing of the tender offers, this amount will be reduced by the amount of the dividend. Verizon has agreed to tender its shares if the offers are commenced. The Republic has agreed to commence the offers within forty-five days assuming the satisfactory completion of its due diligence investigation of CANTV. The tender offers are subject to certain conditions including that a majority of the outstanding shares are tendered to the Government and receipt of regulatory approvals. Based upon the terms of the MOU and our current investment balance in CANTV, we expect that we will record a loss on our investment in the first quarter of 2007. The ultimate amount of the loss depends on a variety of factors, including the successful completion of the tender offer and the satisfaction of other terms in the MOU.

Redemption of Debt

On January 8, 2007, we redeemed the remaining $1,580 million of the outstanding Verizon Communications Inc. floating rate notes due 2007. The gain/(loss) on this redemption was immaterial.