Form 10-K, Exhibit 13
period 2007-12-31
VERIZON COMMUNICATIONS INC
filed 2008-02-28
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2007	2006	2005	2004	2003
Results of Operations
Operating revenues	$ 93,469	$ 88,182	$ 69,518	$ 65,751	$ 61,754
Operating income	15,578	13,373	12,581	10,870	5,312
Income before discontinued operations, extraordinary item and cumulative effect of accounting change	5,510	5,480	6,027	5,899	2,168
Per common share – basic	1.90	1.88	2.18	2.13	.79
Per common share – diluted	1.90	1.88	2.16	2.11	.79
Net income available to common shareowners	5,521	6,197	7,397	7,831	3,077
Per common share – basic	1.91	2.13	2.67	2.83	1.12
Per common share – diluted	1.90	2.12	2.65	2.79	1.12
Cash dividends declared per common share	1.67	1.62	1.62	1.54	1.54

Financial Position
Total assets	$ 186,959	$ 188,804	$ 168,130	$ 165,958	$ 165,968
Debt maturing within one year	2,954	7,715	6,688	3,476	5,883
Long-term debt	28,203	28,646	31,569	34,970	38,609
Employee benefit obligations	29,960	30,779	17,693	16,796	15,726
Minority interest	32,288	28,337	26,433	24,709	24,023
Shareowners’ investment	50,581	48,535	39,680	37,560	33,466

•	Significant events affecting our historical earnings trends in 2005 through 2007 are described in Management’s Discussion and Analysis of Results of Operations and Financial Condition.

•	2004 data includes sales of business, severance, pension and benefit charges and other items.

•	2003 data includes severance, pension and benefit charges and other items.

Stock Performance Graph

COMPARISON OF FIVE-YEAR TOTAL RETURN AMONG VERIZON,

S&P 500 TELECOM SERVICES INDEX AND S&P 500 STOCK INDEX

	At December 31,
Data Points in Dollars	2002	2003	2004	2005	2006	2007
Verizon	100.0	94.5	113.6	88.5	119.1	145.4
S&P Telecom Services	100.0	107.2	128.5	121.6	166.2	185.9
S&P 500	100.0	128.7	142.7	149.6	173.3	182.8

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period, adjusted for the spin-off of our domestic print and Internet yellow pages directories business. It assumes $100 was invested on December 31, 2002, with dividends reinvested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Verizon Communications Inc. (Verizon or the Company) is one of the world’s leading providers of communications services. Verizon’s wireline business provides communications services, including voice, broadband data and video services, network access, nationwide long-distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. Verizon’s domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive and reliable wireless networks. Stressing diversity and commitment to the communities in which we operate, we have a highly diverse workforce of approximately 235,000 employees.

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

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect Verizon management’s focus on the following strategic imperatives:

•

Revenue Growth – Our emphasis is on revenue growth, devoting more resources to higher growth markets such as wireless, including wireless data, wireline broadband connections, including Verizon’s high-capacity fiber optics to the premises network operated under the FiOS service mark, digital subscriber lines (DSL) and other data services, as well as expanded strategic services to business markets, rather than to the traditional wireline voice market. During 2007, we reported consolidated revenue growth of 6% compared to 2006, primarily driven by 15.3% higher revenue at Domestic Wireless, where we added approximately 6.9 million retail net wireless customers, partially offset by a decline in reseller customers, resulting in approximately 6.7 million total wireless net customer additions. At Wireline, revenue growth in the residential market, driven by broadband and video services, coupled with growth in the business market derived from strategic services, partially offset declines in the traditional voice mass market.

•

Market Share Gains – We are focused on gaining market share. In our wireline business, our goal is to become the leading broadband provider in every market in which we operate. We added 1,253,000 wireline broadband connections during 2007 and we achieved our goal of being among the top 10 video providers in the U.S. during 2007 through the continued deployment of FiOS. At Wireline, as of December 31, 2007, we passed 9.3 million premises with our high-capacity fiber network, and we have obtained over 1,000 video franchises covering 12.5 million households with TV service available for sale to 5.9 million premises. We had 943,000 FiOS TV customers, adding approximately 736,000 net new FiOS TV customers in 2007 and exceeded 1.8 million total video customers, including our satellite offering from DIRECTV. Also during 2007, revenues from our enterprise customers grew 2.7% compared with last year, primarily driven by a 25.7% increase in revenues from sales of strategic services (Private IP, IP, Virtual Private Network or VPN, Web Hosting and Voice over IP or VoIP). At Domestic Wireless, we continue to add retail customers, grow revenue and gain market share while maintaining a low churn (customer turnover) rate.

•

Profitability Improvement – Our goal is to increase operating income and margins. In 2007, operating income rose 16.5% compared to 2006, while income before provision for income taxes, discontinued operations, extraordinary item and cumulative effect of accounting change rose 16.4% over the same period. Our operating income margin rose to 16.7% in 2007, compared with 15.2% in 2006. Supporting these improvements, our capital spending continues to be directed toward growth markets, positioning the Company for sustainable, long-term profitability. High-speed wireless data (Evolution-Data Optimized or EV-DO) services, deployment of fiber optics to the premises, as well as expanded services to enterprise customers are examples of these growth markets. During 2007, capital expenditures were $17,538 million compared with capital expenditures of $17,101 million in 2006, excluding discontinued operations. We expect 2008 capital expenditures to be lower than 2007 capital expenditures. In addition to capital expenditures, Domestic Wireless expects, from time-to-time, to acquire additional wireless spectrum through participation in the Federal Communications Commission’s (FCC) wireless spectrum auctions and in the secondary market, as spectrum capacity is needed to support expanding data applications and a growing customer base. Domestic Wireless also expects, from time-to-time, to acquire operating markets and spectrum in geographic areas where it does not currently operate.

•

Operational Efficiency – While focusing resources on revenue growth and market share gains, we are continually challenging our management team to lower expenses, particularly through technology-assisted productivity improvements, including self-service initiatives. The effect of these and other efforts, such as real estate consolidations, call center routing improvements, the formation of a centralized shared services organization, and centralizing information technology and marketing efforts, has led to changes to the Company’s cost structure as well as maintaining and improving operating income margins. With our deployment of the FiOS network, we expect to realize savings in annual, ongoing operating expenses as a result of efficiencies gained from fiber network facilities. As the deployment of the FiOS network gains scale and installation and automation improvements occur, costs per home connected are expected to decline. Since the merger with MCI, we have gained operational benefits from sales force and product and systems integration initiatives. Workforce levels in 2007 decreased to 235,000 compared to 238,000 in 2006, primarily from a decrease at Wireline due to continued productivity improvements and merger synergy savings, partially offset by an increase in headcount at Wireless.

•

Customer Experience – Our goal is to provide the best customer experience possible and to be the leading company in customer service in every market we serve. We view superior product offerings and customer service experiences as a competitive differentiator and a catalyst to growing revenues and gaining market share. During 2007, our Company received citations for superior products and customer service, and we continued these initiatives to enhance the value of our products and services. We are developing and marketing innovative product bundles to include local wireline, long-distance, wireless and broadband services for consumer and general business retail customers. These efforts will help counter the effects of competition and technology substitution that have resulted in access line losses, and will enable us to grow revenues. Also at Wireline, we continued to roll out next-generation global IP networks to meet the ongoing global enterprise market shift to IP-based products and services. Deployment of new strategic service offerings — including expansion of our VoIP and international Ethernet capabilities, the introduction of cutting edge video and web-based conferencing capabilities, and enhancements to our virtual private network portfolio — will allow us to continue to gain share in the enterprise market. In addition, during 2007 we acquired a security-services firm that enhanced our managed information security services offerings to large-business and government customers worldwide. At Domestic Wireless, we continue to execute on the fundamentals of our network superiority and value proposition to deliver growth for our business and provide new and innovative products and services, such as Broadband Access, our EV-DO service. We also continue to expand our wireless data, messaging and multi-media offerings for both consumer and business customers and take advantage of the growing demand for wireless data services.

•

Performance-Based Culture – We embrace a culture of corporate-wide accountability, based on individual and team objectives that are performance-based and tied to these imperatives. Key objectives of our compensation programs are pay-for-performance and the alignment of executives’ and shareowners’ long-term interests. We also employ a highly diverse workforce, since respect for diversity is an integral part of Verizon’s culture and a critical element of our competitive success.

We create value for our shareowners by investing the cash flows generated by the business in opportunities and transactions that support these strategic imperatives, thereby increasing customer satisfaction and usage of our products and services. In addition, we use our cash flows to repurchase shares and maintain and grow our dividend payout to shareowners. Verizon’s total debt decreased by $5,204 million to $31,157 million as of December 31, 2007 from December 31, 2006. Reflecting continued strong cash flows and confidence in Verizon’s business model, Verizon’s Board of Directors increased the Company’s quarterly dividend 6.2% during the third quarter of 2007. Verizon’s ratio of debt to debt combined with shareowners’ equity was 38.1% as of December 31, 2007 compared with 42.8% as of December 31, 2006. During 2007, we repurchased $2,843 million of our common stock as part of our previously announced share buyback program. We plan to continue our share buyback program in 2008. Verizon’s cash and cash equivalents at December 31, 2007 of $1,153 million decreased by $2,066 million from $3,219 million at December 31, 2006.

As discussed in the “Recent Developments” section beginning on page 33, in January 2007, Verizon announced a definitive agreement with FairPoint Communications, Inc. (FairPoint) that will result in Verizon establishing a separate entity for its local exchange access lines and related business assets in Maine, New Hampshire and Vermont, spinning off that new entity to Verizon’s shareowners, and immediately merging it with and into FairPoint. Based upon the number of shares (as adjusted) and closing price of FairPoint common stock on the date immediately prior to the announcement of the merger, the estimated total value to be received by Verizon and its shareowners in exchange for these operations was approximately $2,715 million. The actual total value to be received by Verizon and its shareowners will be determined based on the number of shares (as adjusted) and price of FairPoint common stock on the date of the closing of the merger, and is expected to be less than $2,715 million.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight items that are not included in our business segment results. As a result of the spin-off of our domestic print and Internet yellow pages directories business, which was included in the Information Services segment, and the sale of our interests in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) and Verizon Dominicana, each of which was included in the International segment, the operations of our former domestic print and Internet yellow pages directories business, Verizon Dominicana and TELPRI are reported as discontinued operations and assets held for sale. Accordingly, we currently have two reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Wireline and Domestic Wireless. Included in our Wireline results of operations are the results of the former MCI business subsequent to the close of the merger on January 6, 2006.

This section and the following “Segment Results of Operations” section also highlight and describe those items of a non-recurring nature separately to ensure consistency of presentation. In the following section, we review the performance of our two reportable segments. We exclude the effects of certain items that management does not consider in assessing segment performance, due primarily to their non-recurring and/or non-operational nature as discussed below and in the “Other Consolidated Results” and “Other Items” sections. We believe that this presentation will assist readers in better understanding our results of operations and trends from period to period.

Consolidated Revenues

(dollars in millions)
Years Ended December 31,	2007	2006	% Change	2006	2005	% Change
Wireline
Verizon Telecom	$ 31,926	$ 32,938		$ 32,938	$ 31,694
Verizon Business	21,236	20,678		20,678	7,771
Intrasegment eliminations	(2,846)	(2,888)		(2,888)	(1,849)
	50,316	50,728	(0.8)	50,728	37,616	34.9
Domestic Wireless	43,882	38,043	15.3	38,043	32,301	17.8
Corporate & Other	(729)	(589)	23.8	(589)	(579)	1.7
Revenues of Hawaii operations sold	–	–	–	–	180	(100.0)
Consolidated Revenues	$ 93,469	$ 88,182	6.0	$ 88,182	$ 69,518	26.8

2007 Compared to 2006

Consolidated revenues in 2007 increased by $5,287 million, or 6.0% compared to 2006. This increase was primarily the result of continued strong growth at Domestic Wireless.

Wireline’s revenues in 2007 decreased $412 million, or 0.8% compared to 2006, primarily driven by lower demand and usage of our basic local exchange and accompanying services, partially offset by continued growth from broadband and strategic services. During 2007, we added 1,253,000 new broadband connections, an increase of 17.9%, including 854,000 for FiOS, for a total of 8,235,000 lines at December 31, 2007. In addition, we added 736,000 FiOS TV customers in 2007, for a total of 943,000 at December 31, 2007. Revenues at Verizon Business increased during 2007 compared to 2006 primarily due to higher demand for strategic products. These increases were offset by a decline in voice revenues at Verizon Telecom due to a 3.6 million decline in subscribers resulting from competition and technology substitution, such as wireless and VoIP, including those subscribers who have migrated to our other service offerings.

Domestic Wireless’s revenues in 2007 increased by $5,839 million, or 15.3% compared to 2006 due to increases in service revenues, which include data revenues, and equipment and other revenue. Equipment and other revenue increased principally as a result of increases in the number of existing customers upgrading their wireless devices. Total data revenues increased by $2,911 million, or 65.0% in 2007 compared to 2006. There were approximately 65.7 million total Domestic Wireless customers as of December 31, 2007, an increase of 11.3% from December 31, 2006. Domestic Wireless’s retail customer base as of December 31, 2007 was approximately 63.7 million, a 12.2% increase from 2006, and represented approximately 97% of its total customer base. Average total service revenue per customer (ARPU) increased by 2.3% to $50.96 in 2007 compared to 2006, primarily attributable to increases in data revenue per customer driven by increased use of our messaging and other data services. Retail ARPU increased by 2.2% to $51.57 in 2007 compared to 2006.

2006 Compared to 2005

Consolidated revenues in 2006 were higher by $18,664 million, or 26.8% compared to 2005 revenues. This increase was primarily the result of significantly higher revenues at Wireline and Domestic Wireless.

Wireline’s revenues in 2006 increased by $13,112 million, or 34.9% compared to 2005 primarily due to the acquisition of MCI and, to a lesser extent, growth from broadband and long distance services. We added 1.8 million new broadband connections, for a total of 7.0 million lines in service at December 31, 2006, an increase of 35.7% compared to 5.1 million lines in service at December 31, 2005. The number of retail service plans continued to stimulate growth in long distance services, as the number of packages reached 7.9 million at December 31, 2006, representing a 44.1% increase from December 31, 2005. These increases were partially offset by declines in wholesale revenues at Verizon Telecom due to subscriber losses resulting from technology substitution, including wireless and VoIP. Wholesale revenues at Verizon Telecom declined by $748 million, or 8.2% in 2006 compared to similar periods in 2005 primarily due to the exclusion of affiliated access revenues billed to the former MCI mass market entities in 2006. Revenues at Verizon Business increased primarily due to the acquisition of MCI.

Domestic Wireless’s revenues increased by $5,742 million, or 17.8% compared to 2005 due to increases in service revenues (which include data revenues) and equipment and other revenue. Data revenues increased by $2,232 million or 99.5% compared to 2005. Domestic Wireless ended 2006 with 59.1 million customers, an increase of 15.0% over 2005. Domestic Wireless’s retail customer base as of December 31, 2006 was approximately 56.8 million, a 15.9% increase over December 31, 2005, and represented approximately 96.2% of our total customer base. ARPU increased by 0.6% to $49.80 in 2006 compared to 2005, primarily attributable to increases in data revenue per customer driven by increased use of our messaging and other data services. Retail ARPU increased by 0.7% to $50.44 for 2006 compared to 2005.

The $180 million decrease in revenues from Hawaii operations from 2006 to 2005 resulted from the sale of our wireline and directory businesses in Hawaii during 2005. Verizon Hawaii Inc., which operated approximately 700,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon Online, Verizon Information Services and Verizon Select Services Inc. in Hawaii, were sold to an affiliate of The Carlyle Group for $1,326 million in cash proceeds. In connection with this sale, we recorded a net pretax gain of $530 million ($336 million after-tax, or $.12 per diluted share) during the second quarter of 2005.

Consolidated Operating Expenses

(dollars in millions)
Years Ended December 31,	2007	2006	% Change	2006	2005	% Change
Cost of services and sales	$ 37,547	$ 35,309	6.3	$ 35,309	$ 24,409	44.7
Selling, general and administrative expense	25,967	24,955	4.1	24,955	19,443	28.3
Depreciation and amortization expense	14,377	14,545	(1.2)	14,545	13,615	6.8
Sales of businesses, net	–	–	–	–	(530)	(100.0)
Consolidated Operating Expenses	$ 77,891	$74,809	4.1	$ 74,809	$ 56,937	31.4

2007 Compared to 2006

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, contracted services, network access and transport costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities and contributions to the universal service fund. Aggregate customer care costs, which include billing and service provisioning, are allocated between cost of services and sales and selling, general and administrative expense.

Consolidated cost of services and sales in 2007 increased $2,238 million, or 6.3% compared to 2006, primarily as a result of higher wireless network costs and wireless equipment costs, as well as higher costs associated with Wireline’s growth businesses. The increase was partially offset by the impact of productivity improvement initiatives and decreases in net pension and other postretirement benefit costs.

The higher wireless network costs were caused by increased network usage relating to both voice and data services in 2007 compared to 2006, partially offset by decreased local interconnection, long distance and roaming rates. Cost of wireless equipment sales increased in 2007 compared to 2006, primarily as a result of an increase in wireless devices sold due to an increase in equipment upgrades.

Consolidated operating expenses in 2007 and 2006 primarily include $32 million and $25 million, respectively, of costs associated with the integration of MCI into our wireline business.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

Consolidated selling, general and administrative expense in 2007 increased $1,012 million, or 4.1% compared to 2006. The increase was primarily attributable to higher salary and benefits expenses. Also contributing to the increase was higher sales commission expense at Domestic Wireless and higher advertising costs at Wireline. Partially offsetting the increases were lower bad debt expenses and cost reduction initiatives.

Consolidated operating expenses in 2007 included $772 million for severance and related expenses as a result of workforce reductions that began in the fourth quarter of 2007 and are expected to occur throughout 2008 as well as adjustments to our actuarial assumptions for severance to align with future expectations, $146 million for merger integration costs, primarily comprised of Wireline systems integration activities related to businesses acquired and $84 million related to the spin-off of local exchange and related business assets in Maine, New Hampshire and Vermont. In addition, during 2007 we contributed $100 million of the proceeds from the sale of TELPRI to the Verizon Foundation.

Consolidated operating expenses in 2006 included $56 million related to pension settlement losses incurred in connection with our benefit plans and a net pretax charge of $369 million for employee severance and severance-related activities in connection with the involuntary separation of approximately 4,100 employees who were separated in 2006. Consolidated operating expenses in 2006 also included $207 million of merger integration costs, primarily for advertising and other costs related to re-branding initiatives and systems integration activities, and a net pretax charge of $184 million for Verizon Center relocation costs.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased $168 million, or 1.2% in 2007 compared to 2006. The decrease was primarily due to lower rates of depreciation as a result of changes in the estimated useful lives of certain asset classes at Wireline and fully amortized customer lists at Domestic Wireless, partially offset by growth in depreciable telephone plant as a result of increased capital expenditures.

2006 Compared to 2005

Cost of Services and Sales

Cost of services and sales increased by $10,900 million, or 44.7% in 2006 compared to 2005. This increase was principally driven by higher costs attributable to the inclusion of the former MCI operations in the Wireline segment subsequent to the completion of the merger, and to a lesser extent higher wireless network costs, increases in wireless equipment costs and increases in pension and other postretirement benefit costs, partially offset by the net impact of productivity improvement initiatives.

The higher wireless network costs were caused by increased network usage relating to both voice and data services in 2006 compared to 2005, partially offset by decreased roaming, local interconnection and long distance rates. Cost of wireless equipment sales increased in 2006 compared to 2005 primarily as a result of an increase in wireless devices sold due to an increase in gross activations and equipment upgrades as well as an increase in cost per unit.

Costs in these periods were also impacted by increased pension and other postretirement benefit costs. The overall impact of the 2006 assumptions, combined with the impact of lower than expected actual asset returns over the past several years, resulted in pension and other postretirement benefit expense of approximately $1,377 million in 2006 compared to net pension and postretirement benefit expense of $1,231 million in 2005. Consolidated operating expenses in 2006 included $25 million of merger integration costs related to the acquisition of MCI.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $5,512 million, or 28.3% in 2006 compared to 2005. This increase was driven by the inclusion of the former MCI operations in the Wireline segment subsequent to the completion of the merger, increases in the Domestic Wireless segment primarily related to increased salary and benefits expenses, and non-operational charges.

Consolidated operating expenses in 2006 included $56 million related to pension settlement losses incurred in connection with our benefit plans, a net pretax charge of $369 million for employee severance and severance-related activities in connection with the involuntary separation of approximately 4,100 employees who were separated in 2006. Consolidated operating expenses in 2006 also included $207 million of merger integration costs primarily for advertising and other costs related to re-branding initiatives and systems integration activities, and a net pretax charge of $184 million for Verizon Center relocation costs. Consolidated operating expenses in 2005 included a pretax impairment charge of $125 million pertaining to our leasing operations for airplanes leased to airlines experiencing financial difficulties, a net pretax charge of $98 million related to the restructuring of the Verizon management retirement benefit plans and a pretax charge of $59 million associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $930 million, or 6.8% in 2006 compared to 2005. This increase was primarily due to higher depreciable and amortizable asset bases as a result of the MCI merger and, to a lesser extent, increased capital expenditures.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Vodafone Omnitel	$ 597	$ 703	$ 741
CANTV	–	182	53
Other	(12)	(112)	(108)
	$ 585	$ 773	$ 686

Equity in earnings of unconsolidated businesses decreased by $188 million, or 24.3% in 2007 compared to 2006. The decrease is primarily driven by the nationalization of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) during 2007, as well as the effect of lower tax benefits at Vodafone Omnitel N.V. (Vodafone Omnitel).

Equity in earnings of unconsolidated businesses increased by $87 million, or 12.7% in 2006 compared to 2005. The increase is primarily due to additional pension liabilities that CANTV recognized in 2005, as well as the effect of favorable operating results and lower taxes in 2006. In addition, the increase reflects our proportionate share, or $85 million, of a tax benefit at Vodafone Omnitel in the third quarter of 2006, partially offset by a similar benefit recorded in the third quarter of 2005 of $76 million. This was offset by lower tax benefits and lower operating results at Vodafone Omnitel.

Other Income and (Expense), Net

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Interest income	$ 168	$ 201	$ 103
Foreign exchange gains (losses), net	14	(3)	11
Other, net	29	197	197
Total	$ 211	$ 395	$ 311

Other Income and (Expense), Net in 2007 decreased $184 million, or 46.6% compared to 2006. The decline was primarily attributable to a gain on the sale of a Wireline investment in the prior year, as well as decreased interest income as a result of lower average cash balances.

Other Income and (Expense), Net in 2006 increased $84 million, or 27% compared to 2005. The increase was primarily due to increased interest income as a result of higher average cash balances coupled with higher interest rates in 2006 compared to 2005, partially offset by foreign exchange losses. Other, net in 2005 included a pretax gain on the sale of a small international business and investment gains and expenses related to the early retirement of debt.

Interest Expense

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Total interest costs on debt balances	$ 2,258	$ 2,811	$ 2,481
Less: capitalized interest costs	(429)	(462)	(352)
Interest expense	$ 1,829	$ 2,349	$ 2,129

Weighted average debt outstanding	$ 32,964	$ 41,500	$ 39,152
Effective interest rate	6.85%	6.78%	6.30%

Total interest costs decreased $553 million in 2007 compared to 2006, primarily due to a decrease in average debt levels, partially offset by slightly higher interest rates. Debt levels decreased primarily as a result of the approximately $7.1 billion reduction from the spin-off of our domestic print and Internet yellow pages directories business in November 2006, as well as from debt redemptions and retirements funded by proceeds from the spin-off and the divestiture of our Caribbean and Latin American investments during 2006 and the first quarter of 2007.

In 2006, interest costs increased $330 million compared to 2005 primarily due to an increase in average debt level of $2,348 million and increased interest rates compared to 2005. Higher capital expenditures in 2006 contributed to higher capitalized interest costs.

Minority Interest

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Minority interest	$ 5,053	$ 4,038	$ 3,001

The increase in minority interest in 2007 compared to 2006, and in 2006 compared to 2005, was due to the higher earnings at Domestic Wireless, which has a significant minority interest attributable to Vodafone Group Plc (Vodafone).

Provision for Income Taxes

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Provision for income taxes	$ 3,982	$ 2,674	$ 2,421
Effective income tax rate	42.0%	32.8%	28.7%

The effective income tax rate is calculated by dividing the provision for income taxes by income from continuing operations before the provision for income taxes. The effective income tax rate in 2007 compared to 2006 was higher primarily due to recording $610 million of foreign and domestic taxes and expenses specifically relating to our share of Vodafone Omnitel distributable earnings. Verizon received a net distribution from Vodafone Omnitel in December 2007 of approximately $2.1 billion and anticipates that it may receive an additional distribution from Vodafone Omnitel within the next twelve months. The 2007 rate was also increased due to higher state taxes in 2007 as compared to 2006, as well as greater benefits from foreign operations in 2006 compared to 2007. These increases were partially offset by lower expenses recorded for unrecognized tax benefits in 2007 as compared to 2006.

Our effective income tax rate in 2006 was higher than 2005 primarily as a result of favorable tax settlements and the recognition of capital loss carry forwards in 2005. These increases were partially offset by tax benefits from foreign operations and lower state taxes in 2006 compared to 2005.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 16 to the consolidated financial statements.

Discontinued Operations

In accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we have classified TELPRI, Verizon Dominicana and our former domestic print and Internet yellow pages directories publishing operations as discontinued operations in the consolidated financial statements for all periods presented through the date of the spin-off or divestiture.

On March 30, 2007, after receiving Federal Communications Commission approval, we completed the sale of our 52% interest in TELPRI and received gross proceeds of approximately $980 million. The sale resulted in a pretax gain of $120 million ($70 million after-tax, or $.02 per diluted share). Additionally, $100 million of the proceeds were contributed to the Verizon Foundation.

The sale of Verizon Dominicana closed in December 2006, and primarily due to taxes on previously unremitted earnings, a pretax gain of $30 million resulted in an after-tax loss of $541 million (or $.18 per diluted share).

We completed the spin-off of our domestic print and Internet yellow pages directories business to our shareowners on November 17, 2006, which resulted in an $8,695 million increase to contributed capital in shareowner’s investment. In addition, we recorded pretax charges of $117 million ($101 million after-tax, or $.03 per diluted share) for costs related to this spin-off. These costs primarily consisted of debt retirement costs, costs associated with accumulated vested benefits of employees, investment banking fees and other transaction costs related to the spin-off, which are included in discontinued operations.

Income from discontinued operations, net of tax, decreased by $617 million, or 81.3% in 2007 compared to 2006. The decrease was primarily driven by the assets disposed of in 2006, partially offset by the after-tax gain recorded in 2007 on the sale of TELPRI. Income from discontinued operations, net of tax, decreased by $611 million, or 44.6% in 2006 compared to 2005. This decrease was primarily due to the after-tax loss recorded in 2006 on the sale of Verizon Dominicana, partially offset by the cessation of depreciation on fixed assets held for sale.

Extraordinary Item

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including CANTV. On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic, which provided that the Republic offer to purchase all of the equity securities of CANTV, including our 28.5% interest, through public tender offers in Venezuela and the United States. Under the terms of the MOU, the prices in the tender offers would be adjusted downward to reflect any dividends declared and paid subsequent to February 12, 2007. During the second quarter of 2007, the tender offers were completed and Verizon received an aggregate amount of approximately $572 million, which included $476 million from the tender offers as well as $96 million of dividends declared and paid subsequent to the MOU. Based upon our investment balance in CANTV, we recorded an extraordinary loss of $131 million, including taxes of $38 million, or $.05 per diluted share.

Cumulative Effect of Accounting Change

Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payments, utilizing the modified prospective method. The impact to Verizon primarily resulted from Domestic Wireless, for which we recorded a $42 million ($.01 per diluted share) cumulative effect of accounting change, net of taxes and after minority interest, to recognize the effect of initially measuring the outstanding liability for awards granted to Domestic Wireless employees at fair value utilizing a Black-Scholes model.

Segment Results of Operations

We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Wireline and Domestic Wireless. You can find additional information about our segments in Note 17 to the consolidated financial statements.

We measure and evaluate our reportable segments based on segment income. Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as our wholly-owned insurance and leasing subsidiaries, the results of investments in unconsolidated businesses, primarily Vodafone Omnitel, and other adjustments that are not allocated in assessing segment performance. These adjustments also include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance.

Wireline

The Wireline segment consists of the operations of Verizon Telecom, a provider of communication services, including voice, broadband video and data, network access, long distance, and other services to residential and small business customers and carriers, and Verizon Business, which provides next-generation IP network services to medium and large businesses and government customers globally. Operating results shown for 2006 exclude the results of the former MCI prior to the date of the merger (January 6, 2006).

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Verizon Telecom
Mass Markets	$ 21,978	$ 22,234	$ 20,044
Wholesale	8,086	8,336	9,084
Other	1,862	2,368	2,566
Verizon Business
Enterprise Business	14,677	14,296	6,385
Wholesale	3,345	3,281	1,386
International and Other	3,214	3,101	–
Intrasegment Eliminations	(2,846)	(2,888)	(1,849)
Total Wireline Operating Revenues	$ 50,316	$ 50,728	$ 37,616

Verizon Telecom

Mass Markets

Verizon Telecom’s Mass Markets revenue includes local exchange (basic service and end-user access), value-added services, long distance, broadband services for residential and certain small business accounts and FiOS TV services. Also included are revenues generated from former MCI consumer and small business products and services. Long distance includes both regional toll services and long distance services. Broadband services include DSL and FiOS data.

Our Mass Markets revenue decreased by $256 million, or 1.2% in 2007, and increased by $2,190 million, or 10.9% in 2006. The decrease in 2007 was primarily driven by lower demand and usage of our basic local exchange and accompanying services, attributable to consumer subscriber losses. These losses are driven by competition and technology substitution, including wireless and VoIP. These decreases were partially offset by growth from broadband services and FiOS TV services and the inclusion of the results of operations of the former MCI business subsequent to the close of the merger on January 6, 2006, which helped drive the increase in 2006 over 2005.

Declines in switched access lines in service of 8.1% in 2007 and 7.6% in 2006 were mainly driven by the effects of competition and technology substitution. Residential retail access lines declined 9.5% in 2007 and 8.8% in 2006, as customers substituted wireless, VoIP, broadband and cable services for traditional voice landline services. At the same time, business retail access lines declined 4.0% in 2007 and 3.2% in 2006, primarily reflecting competition and a shift to high-speed access lines. The resulting total retail access line loss was 7.6% and 6.9% in 2007 and 2006, respectively. Access line losses include the loss of lines served by the former MCI.

We added 1,253,000 new broadband connections, including 854,000 for FiOS data in 2007. We ended 2007 with 8,235,000 broadband lines in service, including 1,541,000 for FiOS data, representing an increase of 17.9% compared to 6,982,000 lines in service at December 31, 2006. In addition, we added approximately 736,000 FiOS TV customers in 2007 and ended the year with a total of 943,000, an increase of approximately 355% compared to 207,000 FiOS TV customers at December 31, 2006. As of December 31, 2007, for FiOS data and FiOS TV, we achieved penetration rates of 20.6% and 16.0%, respectively, across the markets where we have been selling these services.

Wholesale

Wholesale revenues are earned from long distance and other competing carriers who use our local exchange facilities to provide services to their customers. Switched access revenues are generated from fixed and usage-based charges paid by carriers for access to our local network. Special access revenues are generated from carriers that buy dedicated local exchange capacity to support their private networks. Wholesale services also include local wholesale revenues from unbundled network elements (UNEs) and interconnection revenues from competitive local exchange carriers (CLECs) and wireless carriers.

Wholesale revenues decreased by $250 million, or 3.0% in 2007 and by $748 million, or 8.2% in 2006, due to declines in switched access revenues and local wholesale revenues (UNEs) and, in 2006, the reduction in access revenues billed to the former MCI mass market entities. These declines were partially offset by increases in special access revenues.

Switched minutes of use (MOUs) declined in 2007 and 2006, reflecting the impact of access line loss and wireless substitution. Wholesale lines decreased by 15.9% in 2007 due to the ongoing impact of a 2005 decision by a major competitor to deemphasize their local market initiatives. Special access revenue growth reflects continuing demand for high-capacity, high-speed digital services, partially offset by lower demand for older, low-speed data products and services. As of December 31, 2007, customer demand for high-capacity and digital data services increased 8.2% compared to 2006.

The FCC regulates the rates that we charge customers for interstate access services. See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – FCC Regulation” for additional information on FCC rulemaking concerning federal access rates, universal service and certain broadband services.

Other Revenues

Other revenues include such services as operator services (including deaf relay services), public (coin) telephone, card services and supply sales, as well as dial around services including 10-10-987, 10-10-220, 1-800-COLLECT and Prepaid Cards.

Verizon Telecom’s revenues from other services decreased by $506 million, or 21.4% in 2007, and by $198 million, or 7.7% in 2006. These revenue decreases were mainly due to the discontinuation of non-strategic product lines and reduced business volumes, partially offset by the inclusion of revenues from the former MCI in 2006.

Verizon Business

Enterprise Business

Our Enterprise Business channel distributes voice, data and Internet communications services to medium and large business customers, multi-national corporations, and state and federal government customers. In addition to communication services, this channel provides value-added services that make communications more secure, reliable and efficient. Enterprise Business provides managed network services for customers that outsource all or portions of their communications and information processing operations and data services such as Private IP, Private Line, Frame Relay and ATM services, both domestically and internationally.

Enterprise Business 2007 revenues of $14,677 million increased by $381 million, or 2.7%, as compared to 2006, primarily reflecting growth in demand for our strategic products, specifically IP services and managed services, as well as the inclusion of the results of operations of the former MCI business subsequent to the close of the merger on January 6, 2006. The IP suite of products is Enterprise Business’ fastest growing set of product offerings and includes Private IP, IP VPN, Web Hosting and VoIP. Our Enterprise Business channel services many customer accounts that are moving from core data products to IP based products. This shift in technology is occurring across our customer base. Enterprise Business 2006 revenues of $14,296 million increased $7,911 million, or 123.9% compared to 2005 primarily due to the acquisition of MCI.

Wholesale

Our Wholesale revenues relate to domestic wholesale services and include all interexchange wholesale traffic sold in the United States, as well as internationally destined traffic that originates in the United States. The Wholesale line of business is comprised of numerous large and small customers that predominately resell voice services to their own customer base. A portion of this revenue is generated by a few large telecommunication carriers, many of whom compete directly with Verizon.

Verizon Business 2007 Wholesale revenues of $3,345 million increased by $64 million, or 2.0% as compared to 2006, primarily due to increased MOUs in traditional voice products, partially offset by continued rate compression due to competition in the marketplace. During 2006, Verizon Business Wholesale revenues of $3,281 million, increased $1,895 million, or 136.7%, compared to 2005, primarily due to the MCI acquisition.

International and Other

Our International operations serve retail and wholesale customers, including enterprise businesses, government entities and telecommunication carriers outside of the United States, primarily in Europe, the Middle East and Africa, the Asia Pacific region, Latin America and Canada. These operations provide telecommunications services, which include voice, data services, Internet and managed network services.

International and other revenues of $3,214 million during 2007 increased by $113 million, or 3.6% as compared to 2006. Revenue growth in our strategic products, specifically IP services, was partially offset by competitive rate compression and lower volumes with respect to our voice products. Our revenues from International and Other in the year ended December 31, 2006 were $3,101 million. This market represented a new revenue stream to Verizon resulting from the MCI acquisition on January 6, 2006.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Cost of services and sales	$ 25,220	$ 24,767	$ 15,813
Selling, general and administrative expense	11,236	11,820	8,210
Depreciation and amortization expense	9,184	9,590	8,801
	$ 45,640	$ 46,177	$ 32,824

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

Cost of services and sales increased by $453 million, or 1.8%, during 2007 compared to 2006. This increase was primarily due to higher costs associated with our growth businesses, annual wage increases and higher customer premise equipment costs, partially offset by productivity improvement initiatives and lower switched access lines in service, as well as lower wholesale voice connections.

Cost of services and sales increased by $8,954 million, or 56.6%, in 2006 compared to 2005. These increases were primarily due to the MCI merger in 2006 partially offset by the net impact of other cost changes. Higher costs associated with our growth businesses and annual wage increases were partially offset by productivity improvement initiatives, which reduced cost of services and sales expenses in 2006. Expenses were also impacted by increased net pension and other postretirement benefit costs. The overall impact of the 2006 assumption changes, combined with the impact of lower than expected actual asset returns over the past several years, resulted in pension and other postretirement benefit expense of $1,408 million in 2006 compared to net pension and postretirement benefit expense of $1,248 million in 2005. Expenses decreased in 2006 due to the discontinuation of non-strategic businesses, including the termination of a large commercial inventory management contract in 2005.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries, wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income, advertising and sales commission costs, customer billing, call center and information technology costs, professional service fees and rent for administrative space.

Selling, general and administrative expenses in 2007 decreased by $584 million or 4.9%, in 2007 compared to 2006. The decrease was primarily due to cost reduction initiatives, as well as the impact of gains from real estate sales and lower bad debt costs, partially offset by higher advertising costs and the inclusion of the results of operations of the former MCI business subsequent to the close of the merger on January 6, 2006.

Selling, general and administrative expenses in 2006 increased by $3,610 million, or 44.0% compared to 2005. These increases were primarily due to the inclusion of expenses from the former MCI in 2006, partially offset by synergy savings resulting from our merger integration efforts, the impact of gains from real estate sales and lower bad debt costs.

Depreciation and Amortization Expense

The decrease in depreciation and amortization expense of $406 million, or 4.2%, in 2007 compared to 2006 was mainly driven by lower rates of depreciation as a result of changes in the estimated useful lives of certain asset classes, partially offset by growth in depreciable telephone plant from increased capital spending. The increase in depreciation and amortization expense of $789 million, or 9.0% in 2006 compared to 2005 was mainly driven by the acquisition of MCI’s depreciable property and equipment and finite-lived intangible assets, including its customer lists and capitalized non-network software, and by growth in depreciable telephone plant and non-network software assets.

Segment Income

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Segment Income	$ 1,506	$ 1,625	$ 1,906

Segment income decreased by $119 million, or 7.3% in 2007 and by $281 million, or 14.7% in 2006, due to the after-tax impact of operating revenues and operating expenses described above, along with the impact of favorable income tax adjustments in 2005.

Non-recurring or non-operational items not included in Verizon Wireline’s segment income totaled $714 million, $407 million and ($168) million in 2007, 2006, and 2005, respectively. Non-recurring or non-operational items in 2007 included costs associated with severance and other related charges, costs incurred related to network, non-network software, and other activities in connection with the spin-off of local exchange assets in Maine, New Hampshire and Vermont (see “Recent Developments” section), as well as costs associated with merger integration initiatives, principally related to the acquisition of MCI and other items. Non-recurring or non-operational items in 2006 included costs associated with severance activity, pension settlement losses, Verizon Center relocation-related costs and merger integration costs. Merger integration costs primarily included costs related to advertising and re-branding initiatives, facility exit costs, severance costs, labor and contractor costs related to information technology integration initiatives and employee retention expenses. Non-recurring or non-operational items in 2005 related to the gain on the sale of our Hawaii wireline operations, the net gain on the sale of a New York City office building, changes to management retirement benefit plans, severance costs and Verizon Center relocation-related costs.

Domestic Wireless

Our Domestic Wireless segment provides wireless voice and data services, other value-added services and equipment sales across the United States. This segment primarily represents the operations of the Verizon Wireless joint venture with Vodafone. Verizon owns a 55% interest in the joint venture and Vodafone owns the remaining 45%. All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Service revenues	$ 38,016	$ 32,796	$ 28,131
Equipment and other	5,866	5,247	4,170
Total Domestic Wireless Operating Revenue	$ 43,882	$ 38,043	$ 32,301

Domestic Wireless’s total operating revenues of $43,882 million were $5,839 million, or 15.3% higher in 2007 compared to 2006. Service revenues of $38,016 million were $5,220 million, or 15.9% higher than 2006. The service revenue increase was primarily due to an 11.3% increase in customers as of December 31, 2007 compared to December 31, 2006, and increased average revenue per customer. Equipment and other revenue increased $619 million, or 11.8% in 2007 compared to 2006, principally as a result of increases in the number of customers upgrading their wireless devices. Other revenue also increased due to increases in cost recovery surcharges and regulatory fees.

Total customers as of December 31, 2007 were 65.7 million, of which 97% were retail customers, compared to 59.1 million, of which 96% were retail customers at December 31, 2006. Retail (non-wholesale) customers are customers who are directly served and managed by Verizon Wireless and who buy its branded services. Our Domestic Wireless customer base as of December 31, 2007 was 93% retail postpaid compared to 92.6% retail postpaid at December 31, 2006. Total average monthly churn was 1.21% in 2007 compared to 1.17% in 2006.

Our Domestic Wireless segment ended 2007 with 63.7 million retail customers, an increase of 6.9 million net new retail customers or 12.2%, compared to December 31, 2006. Average monthly retail postpaid churn, the rate at which retail postpaid customers disconnect service, was 0.91% in 2007, unchanged compared to 2006.

Average retail service revenue per customer per month increased 2.2% to $51.57 in 2007 compared to 2006. Average retail data service revenue per customer per month increased 43.9% in 2007 compared to 2006 driven by increased use of our messaging service, VZAccess, and other data services. Retail data revenues were $7,309 million and accounted for 19.7% of retail service revenue in 2007, compared to $4,445 million and 14.0% of retail service revenue in 2006.

Domestic Wireless’s total operating revenues of $38,043 million in 2006 increased $5,742 million, or 17.8% compared to 2005. Service revenues of $32,796 million were $4,665 million, or 16.6% higher than 2005. The service revenue increase was primarily due to a 15.0% increase in customers as of December 31, 2006 compared to December 31, 2005, and increased average revenue per customer. Equipment and other revenue increased $1,077 million, or 25.8% in 2006 compared to 2005 principally as a result of increases in the number and price of wireless devices sold. Other revenue also increased due to increases in regulatory fees, primarily the universal service fund and cost recovery surcharges.

Average retail service revenue per customer per month increased 0.7% to $50.44 in 2006 compared to 2005. Average retail data service revenue per customer per month increased 71.3% in 2006, compared to 2005, driven by increased use of our messaging, VZAccess and other data services. However, Domestic Wireless experienced an increase in the proportion of customers on its Family Share price plans, which put downward pressure on average service revenue per customer during 2006. Retail data revenues were $4,445 million and accounted for 14.0% of retail service revenue in 2006, compared to $2,232 million and 8.2% of retail service revenue in 2005.

Operating Expenses

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Cost of services and sales	$ 13,456	$ 11,491	$ 9,393
Selling, general and administrative expense	13,477	12,039	10,768
Depreciation and amortization expense	5,154	4,913	4,760
	$ 32,087	$ 28,443	$ 24,921

Cost of Services and Sales

Cost of services and sales, which are costs to operate the wireless network as well as the cost of roaming, long distance and equipment sales, increased by $1,965 million, or 17.1% in 2007 compared to 2006. Cost of services increased due to higher wireless network costs in 2007 caused by increased network usage, partially offset by lower rates for long distance, roaming and local interconnection. Cost of equipment sales grew by 20.2% in 2007 compared to 2006. The increase was primarily attributed to an increase in equipment upgrades, together with an increase in cost per unit as a result of increased sales of higher cost advanced wireless devices.

Cost of services and sales increased by $2,098 million, or 22.3% in 2006 compared to 2005. This increase was primarily due to higher wireless network costs in 2006 caused by increased network usage relating to both voice and data services and an increase in cost of equipment sales driven by an increase in wireless devices sold, resulting from an increase in equipment upgrades, together with an increase in cost per unit in 2006.

Selling, General and Administrative Expense

Selling, general and administrative expense increased by $1,438 million, or 11.9% in 2007 compared to 2006. This increase was primarily due to an increase in salary and benefits expense of $641 million, resulting from an increase in employees in the sales and customer care areas, and higher per employee salary and benefit costs. Sales commissions expense in both our direct and indirect channels increased by $147 million in 2007 compared to 2006, primarily as a result of an increase in customer renewals and equipment upgrades. Advertising and promotion expense increased $144 million in 2007, compared to 2006. Also contributing to the increase were higher costs associated with regulatory fees, which increased by $127 million in 2007.

Selling, general and administrative expense increased by $1,271 million, or 11.8% in 2006 compared to 2005. This increase was primarily due to an increase in salary and benefits expense, as well as advertising and promotion, and regulatory fee increases, compared to 2005.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by $241 million, or 4.9% in 2007 compared to 2006 and increased by $153 million, or 3.2% in 2006 compared to 2005. These increases were primarily due to an increase in depreciable assets. Partially offsetting this increase in 2007 was lower amortization expense resulting from customer lists becoming fully amortized during 2006.

Segment Income

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Segment Income	$ 3,794	$ 2,976	$ 2,219

Segment income increased by $818 million, or 27.5% in 2007 compared to 2006 and increased by $757 million, or 34.1% in 2006 compared to 2005, primarily as a result of the after-tax impact of operating revenues and operating expenses described above, partially offset by higher minority interest expense. Segment income in 2006 excludes $42 million after-tax due to the adoption of SFAS No. 123(R).

Increases in minority interest expense in 2007 and 2006 were due to the increased income of the wireless joint venture and the significant minority interest attributable to Vodafone.

Other Items

Merger Integration Costs

In 2007 and 2006, we recorded pretax charges of $178 million ($112 million after-tax, or $.04 per diluted share) and $232 million ($146 million after-tax, or $.05 per diluted share), respectively, primarily associated with the MCI acquisition in 2006 that were comprised of advertising and other costs related to re-branding initiatives, facility exit costs and systems integration activities.

Tax Matters

In December 2007, Verizon received a net distribution from Vodafone Omnitel of approximately $2.1 billion and we anticipate that we may receive an additional distribution from Vodafone Omnitel within the next twelve months. As a result, we recorded $610 million ($.21 per diluted share) of foreign and domestic taxes and expenses specifically relating to our share of Vodafone Omnitel’s distributable earnings.

During 2005, we recorded tax benefits of $336 million ($.12 per diluted share) in connection with the utilization of prior year loss carry forwards. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to the capital losses incurred in previous years.

Also during 2005, we recorded a net tax provision of $206 million ($.07 per diluted share) related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, for two of our foreign investments.

Facility and Employee-Related Items

During the fourth quarter of 2007, we recorded a charge of $772 million ($477 million after-tax, or $.16 per diluted share) primarily in connection with workforce reductions of 9,000 employees and related charges, 4,000 of whom were terminated in the fourth quarter of 2007 with the remaining reductions expected to occur throughout 2008. In addition, we adjusted our actuarial assumptions for severance to align with future expectations.

During 2006, we recorded net pretax severance, pension and benefits charges of $425 million ($258 million after-tax, or $.09 per diluted share). These charges included net pretax pension settlement losses of $56 million ($26 million after-tax, or $.01 per diluted share) related to employees that received lump-sum distributions primarily resulting from our separation plans. These charges were recorded in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination (SFAS No. 88), which requires that settlement losses be recorded once prescribed payment thresholds have been reached. Also included are pretax charges of $369 million ($228 million after-tax, or $.08 per diluted share), for employee severance and severance-related costs in connection with the involuntary separation of approximately 4,100 employees. In addition, during 2005 we recorded a charge of $59 million ($36 million after-tax, or $.01 per diluted share) associated with employee severance costs and severance-related activities in connection with the voluntary separation program for surplus union-represented employees.

During 2006, we recorded pretax charges of $184 million ($118 million after-tax, or $.04 per diluted share) in connection with the relocation of employees and business operations to Verizon Center in Basking Ridge, New Jersey. During 2005, we recorded a net pretax gain of $18 million ($8 million after-tax) in connection with the relocation, including a pretax gain of $120 million ($72 million after-tax, or $.03 per diluted share) related to the sale of a New York City office building, partially offset by a pretax charge of $102 million ($64 million after-tax, or $.02 per diluted share), primarily associated with relocation, employee severance and related activities.

During 2005, we reported a net pretax charge of $98 million ($59 million after-tax, or $.02 per diluted share) related to the restructuring of the Verizon management retirement benefit plans. This pretax charge was recorded in accordance with SFAS No. 88, and SFAS No. 106, Employers’ Accounting for the Postretirement Benefits Other Than Pensions (SFAS No. 106) and includes the unamortized cost of prior pension enhancements of $430 million offset partially by a pretax curtailment gain of $332 million related to retiree medical benefits. In connection with this restructuring, management employees: no longer earn pension benefits or earn service towards the company retiree medical subsidy after June, 2006; received an 18-month enhancement of the value of their pension and retiree medical subsidy; and receive a higher savings plan matching contribution.

Other

In 2006, we recorded pretax charges of $26 million ($16 million after-tax, or $.01 per diluted share) resulting from the extinguishment of debt assumed in connection with the completion of the MCI merger.

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

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Cash Flows Provided By (Used In)
Operating Activities:
Continuing operations	$ 26,309	$ 23,030	$ 20,444
Discontinued operations	(570)	1,076	1,581
Investing Activities:
Continuing operations	(16,865)	(17,422)	(18,136)
Discontinued operations	757	1,806	(356)
Financing activities:
Continuing operations	(11,697)	(5,752)	(4,958)
Discontinued operations	–	(279)	(76)
Increase (Decrease) In Cash and Cash Equivalents	$ (2,066)	$ 2,459	$ (1,501)

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends and invest in new businesses. Additional external financing is obtained when necessary. While our current liabilities typically exceed current assets, our sources of funds, primarily from operations and, to the extent necessary, from readily available external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that capital spending requirements will continue to be financed primarily through internally generated funds. Additional debt or equity financing may be needed to fund additional development activities or to maintain our capital structure to ensure our financial flexibility.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations. In total, cash from operating activities in 2007 increased compared to the similar period of 2006. The increase was due to higher cash flow from continuing operations, partially offset by decreased cash flow from discontinued operations. The increase in cash flow from operating activities – continuing operations in 2007 compared to 2006 was primarily due to the distributions from Vodafone Omnitel and CANTV, increased operating cash flows from Domestic Wireless and lower interest payments on outstanding debt, partially offset by changes in working capital.

The decrease in cash flow from operating activities—discontinued operations in 2007 compared to 2006 was primarily due to income taxes paid in 2007 related to the fourth quarter 2006 disposition of Verizon Dominicana, as well as the disposal of the discontinued operations in the fourth quarter of 2006.

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

Operating cash flows from discontinued operations decreased $505 million to $1,076 million in 2006 from $1,581 million in 2005 due to the completion of our domestic print and Internet yellow pages directories business spin-off on November 17, 2006 and the close of the sale of Verizon Dominicana on December 1, 2006, partially offset by the operating activities of the remaining assets held for sale.

Cash Flows Used In Investing Activities

Capital expenditures continue to be our primary use of cash flows from operations, as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. Including capitalized software, we invested $10,956 million in our Wireline business in 2007, compared to $10,259 million and $8,267 million in 2006 and 2005, respectively. We also invested $6,503 million in our Domestic Wireless business in 2007, compared to $6,618 million and $6,484 million in 2006 and 2005, respectively. The increase in capital spending at Wireline is mainly driven by increased spending in high growth areas such as fiber optic to the premises. Capital spending at Domestic Wireless represents our continuing effort to invest in this high growth business.

In 2008, capital expenditures, including capitalized software, are expected to be lower than 2007 expenditures.

In 2007, we paid $417 million, net of cash received, to acquire a security-services firm and $180 million to purchase several wireless properties and licenses. In 2006, we invested $1,422 million in acquisitions and investments in businesses, including $2,809 million to acquire thirteen 20 MHz licenses in connection with the FCC Advanced Wireless Services auction and $57 million to acquire other wireless properties. This was offset by MCI’s cash balances of $2,361 million we acquired at the date of the merger. In 2005, we invested $4,684 million in acquisitions and investments in businesses, including $3,003 million to acquire NextWave Telecom Inc. (NextWave) personal communications services licenses, $641 million to acquire 63 broadband wireless licenses in connection with FCC auction 58, $419 million to purchase Qwest Wireless, LLC’s spectrum licenses and wireless network assets in several existing and new markets, $230 million to purchase spectrum from MetroPCS, Inc. and $297 million for other wireless properties and licenses. In 2005, we received cash proceeds of $1,326 million in connection with the sale of Verizon’s wireline operations in Hawaii.

Our short-term investments principally include cash equivalents held in trust accounts for payment of employee benefits. In 2007, 2006 and 2005, we invested $1,693 million, $1,915 million and $1,955 million, respectively, in short-term investments, primarily to pre-fund active employees’ health and welfare benefits. Proceeds from the sales of all short-term investments, principally for the payment of these benefits, were $1,862 million, $2,205 million and $1,609 million in the years 2007, 2006 and 2005, respectively.

Other, net investing activities during 2007 primarily include cash proceeds of approximately $800 million from property sales and sales of select non-strategic assets, as well as $476 million from the disposition of our interest in CANTV. Other, net investing activities for 2006 primarily include cash proceeds of $283 million from property sales. Other, net investing activities for 2005 primarily include a net investment of $913 million for the purchase of 43.4 million shares of MCI common stock from eight entities affiliated with Carlos Slim Helú, offset by cash proceeds of $713 million from property sales, including a New York City office building, and $349 million of repatriated proceeds from the sales of European investments in prior years.

In 2007, investing activities of discontinued operations primarily included gross proceeds of approximately $980 million in connection with the sale of TELPRI. In 2006, investing activities of discontinued operations included net pretax cash proceeds of $2,042 million in connection with the sale of Verizon Dominicana. In 2005, investing activities of discontinued operations primarily related to capital expenditures related to discontinued operations.

Cash Flows Used In Financing Activities

In 2007, our total debt was reduced by $5.2 billion, due to the repayment of approximately $1.7 billion of Wireline debt, including the early repayment of previously guaranteed $300 million 7% debentures issued by Verizon South Inc. and $480 million 7% debentures issued by Verizon New England Inc., as well as approximately $1.6 billion of other borrowings. Also, we redeemed $1,580 million principal of our outstanding floating rate notes, which were called on January 8, 2007, and the $500 million 7.90% debentures issued by GTE Corporation. Partially offsetting the reduction in total debt were cash proceeds of $3,402 million in connection with fixed and floating rate debt issued during 2007.

Our total debt was reduced by $1,896 million in 2006. We repaid $6,838 million of Wireline debt, including premiums associated with the retirement of $5,665 million of aggregate principal amount of long-term debt assumed in connection with the MCI merger. The Wireline repayments also included the early retirement/prepayment of $697 million of long-term debt and $155 million of other long-term debt at maturity. We repaid approximately $2.5 billion of Domestic Wireless 5.375% fixed rate notes that matured on December 15, 2006. Also, we redeemed the $1,375 million accreted principal of our remaining zero-coupon convertible notes and retired $482 million of other corporate long-term debt at maturity. These repayments were partially offset by our issuance of long-term debt with a total aggregate principal amount of $4 billion, resulting in cash proceeds of $3,958 million, net of discounts, issuance costs and the receipt of cash proceeds related to hedges on the interest rate of an anticipated financing. In connection with the spin-off of our domestic print and Internet yellow pages directories business, we received net cash proceeds of approximately $2 billion and retired debt in the aggregate principal amount of approximately $7 billion.

Cash of $240 million was used to reduce our total debt in 2005. We repaid $1,533 million of Domestic Wireless, $1,183 million of Wireline and $1,109 million of Verizon corporate long-term debt. The Wireline debt repayment included the early retirement of $350 million of long-term debt and $806 million of other long-term debt at maturity. This decrease was largely offset by the issuance by Verizon corporate of long-term debt with a total principal amount of $1,500 million, resulting in total cash proceeds of $1,478 million, net of discounts and costs, and an increase in our short-term borrowings of $2,098 million.

Our ratio of debt to debt combined with shareowners’ equity was 38.1% at December 31, 2007 compared to 42.8% at December 31, 2006.

As of December 31, 2007, we had no bank borrowings outstanding. We also had approximately $6.2 billion of unused bank lines of credit (including a $6 billion three-year committed facility that expires in September 2009 and various other facilities totaling approximately $400 million) and we had shelf registrations for the issuance of up to $8 billion of unsecured debt securities. The debt securities of Verizon and our telephone subsidiaries continue to be accorded high ratings by primary rating agencies. In July 2007, S&P revised its outlook to stable from negative and affirmed its long term rating of A. Other long-term ratings of Verizon are: Moody’s A3 with stable outlook; and Fitch A+ with stable outlook. The short-term ratings of Verizon are: Moody’s P-2; S&P A-1; and Fitch F1.

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

In February 2008, we issued $4,000 million of fixed rate notes with varying maturities that resulted in cash proceeds of $3,953 million, net of discounts and issuance costs.

As in prior years, dividend payments were a significant use of cash flows from operations. We continuously evaluate the level of our dividend payments by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the first half of 2007, Verizon announced quarterly cash dividends of $.405 per share. During the third quarter of 2007, we increased our dividend payments 6.2% to $.43 per share from $.405 per share. In the third and fourth quarters of 2007, Verizon declared a quarterly cash dividend of $.43 per share. In 2006 and 2005, Verizon declared quarterly cash dividends of $.405 per share.

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans. On March 1, 2007, the Board of Directors determined that no additional common shares could be purchased under previously authorized share repurchase programs and gave authorization to repurchase up to 100 million common shares terminating no later than the close of business on February 28, 2010. During 2007, we repurchased $2,843 million of our common stock. We plan to continue our share buyback program in 2008. Additionally, we received $1,274 million of cash proceeds from the sale of common stock, primarily due to the exercise of stock options. On February 7, 2008, the Board of Directors replaced this share buy back program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2011. The Board also determined that no additional shares were to be purchased under the prior program.

Increase (Decrease) In Cash and Cash Equivalents

Our cash and cash equivalents at December 31, 2007 totaled $1,153 million, a $2,066 million decrease compared to cash and cash equivalents at December 31, 2006. Our cash and cash equivalents at December 31, 2006 totaled $3,219 million, a $2,459 million increase compared to cash and cash equivalents at December 31, 2005 of $760 million.

Employee Benefit Plan Funded Status and Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. The majority of Verizon’s pension plans are adequately funded. We contributed $612 million, $451 million and $593 million in 2007, 2006 and 2005, respectively, to our qualified pension plans. We also contributed $125 million, $117 million and $105 million to our nonqualified pension plans in 2007, 2006 and 2005, respectively.

Based on the funded status of the plans at December 31, 2007, we anticipate qualified pension trust contributions of $350 million in 2008. Our estimate of required qualified pension trust contributions for 2009 is approximately $300 million. Nonqualified pension contributions are estimated to be approximately $130 million for both 2008 and 2009, respectively.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1,048 million, $1,099 million and $1,040 million to our other postretirement benefit plans in 2007, 2006 and 2005, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1,580 million in 2008 and $1,770 million in 2009.

Refer to Note 1 in the consolidated financial statements for a discussion of the adoption of SFAS No. 158, which was effective December 31, 2006.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of the portfolio along with telecommunications equipment, real estate property and other equipment. These leases have remaining terms up to 48 years as of December 31, 2007. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets. See “Other Items” for a discussion of lease impairment charges.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2007. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (see Note 11)	$ 30,455	$ 2,518	$ 5,781	$ 6,891	$ 15,265
Capital lease obligations (see Note 10)	312	46	93	71	102
Total long-term debt, including current maturities	30,767	2,564	5,874	6,962	15,367
Interest on long-term debt (see Note 11)	21,116	1,897	3,350	2,622	13,247
Operating leases (see Note 10)	7,001	1,489	2,292	1,253	1,967
Purchase obligations (see Note 20)	844	613	188	33	10
Income Tax Audit Settlements* (see Note 16)	233	233	–	–	–
Other long-term liabilities (see Note 15)	4,190	2,020	2,170	–	–
Total contractual obligations	$ 64,151	$ 8,816	$ 13,874	$ 10,870	$ 30,591

*The $233 million of income tax audit settlements include gross unrecognized tax benefits of $148 million as determined under Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48) and related gross interest of $85 million. We are not able to make a reliable estimate of when the balance of $2,735 million of unrecognized tax benefits and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 16).

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

As of December 31, 2007, letters of credit totaling $225 million were executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in equity investment and commodity prices and changes in corporate tax rates. We employ risk management strategies using a variety of derivatives, including interest rate swap agreements, interest rate locks, foreign currency forwards and commodity swaps. We do not hold derivatives for trading purposes.

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in limiting our exposure to the various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates, commodity prices and foreign exchange rates on our earnings. We do not expect that our net income, liquidity and cash flows will be materially affected by these risk management strategies.

Interest Rate Risk

The table that follows summarizes the fair values of our long-term debt and interest rate derivatives as of December 31, 2007 and 2006. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

(dollars in millions)
At December 31, 2007	Fair Value	Fair Value assuming +100 basis point shift	Fair Value assuming –100 basis point shift
Long-term debt and interest rate derivatives	$ 31,930	$ 30,154	$ 33,957

At December 31, 2006
Long-term debt and interest rate derivatives	$ 33,569	$ 31,724	$ 35,607

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated Other Comprehensive Loss in our consolidated balance sheets. The translation gains and losses of foreign currency transactions and balances are recorded in the consolidated statements of income in Other Income and (Expense), Net and Income from Discontinued Operations, Net of Tax. At December 31, 2007, our primary translation exposure was to the British Pound and the Euro.

During 2007, we entered into foreign currency forward contracts to hedge a portion of our net investment in Vodafone Omnitel. Changes in fair value of these contracts due to Euro exchange rate fluctuations are recognized in Accumulated Other Comprehensive Loss and partially offset the impact of foreign currency changes on the value of our net investment. As of December 31, 2007, Accumulated Other Comprehensive Loss includes unrecognized losses of approximately $57 million ($37 million after-tax) related to these hedge contracts, which along with the unrealized foreign currency translation balance on the investment hedged, remain in Accumulated Other Comprehensive Loss until the investment is sold. We have not hedged our accounting translation exposure to foreign currency fluctuations relative to the carrying value of our other investments.

Critical Accounting Estimates and Recent Accounting Pronouncements

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements are as follows:

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

•

We maintain benefit plans for most of our employees, including pension and other postretirement benefit plans. In the aggregate, the fair value of pension plan assets exceeds benefit obligations, which contributes to pension plan income. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations (see “Consolidated Results of Operations – Consolidated Operating Expenses – Pension and Other Postretirement Benefits”). A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded as of December 31, 2007 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the table below.

	(dollars in millions)
	Percentage point change	Benefit obligation increase (decrease) at December 31, 2007	Expense increase (decrease) for the year ended December 31, 2007
Pension plans discount rate	+ 0.50	$ (1,768)	$ (64)
	- 0.50	1,886	109
Long-term rate of return on pension plan assets	+1.00	–	(374)
	- 1.00	–	374
Postretirement plans discount rate	+0.50	(1,442)	(117)
	- 0.50	1,579	118
Long-term rate of return on postretirement plan assets	+1.00	–	(37)
	- 1.00	–	37
Health care trend rates	+1.00	3,038	489
	- 1.00	(2,512)	(378)

•

Our current and deferred income taxes, and associated valuation allowances, are impacted by events and transactions arising in the normal course of business as well as in connection with the adoption of new accounting standards, acquisitions of businesses and non-recurring items. Assessment of the appropriate amount and classification of income taxes is dependent on several factors, including estimates of the timing and realization of deferred income tax assets and the timing of income tax payments. Actual collections and payments may materially differ from these estimates as a result of changes in tax laws as well as unanticipated future transactions impacting related income tax balances. We account for tax benefits taken or expected to be taken in our tax returns in accordance with FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions.

•

Goodwill and other intangible assets are a significant component of our consolidated assets. Wireline goodwill of $4,900 million represents the largest component of our goodwill and, as required by SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142), is periodically evaluated for impairment. The evaluation of Wireline goodwill for impairment is primarily based on a discounted cash flow model that includes estimates of future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any potential impairment. Wireless licenses of $50,796 million represent the largest component of our intangible assets. Our wireless licenses are indefinite-lived intangible assets, and as required by SFAS No. 142, are not amortized but are periodically evaluated for impairment. Any impairment loss would be determined by comparing the aggregated fair value of the wireless licenses with the aggregated carrying value. The direct value approach is used to determine fair value by estimating future cash flows. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any impairment.

Recent Accounting Pronouncements

Business Combinations

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (SFAS No. 141(R)), to replace SFAS No. 141, Business Combinations. SFAS No. 141(R) requires use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. We are still evaluating the impact of SFAS No. 141(R), however, the adoption of this statement is not expected to have a material impact on our financial position or results of operations.

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Upon the initial adoption of this statement we will change the classification and presentation of Noncontrolling Interest in our financial statements, which we currently refer to as minority interest. We are still evaluating the impact SFAS No. 160 will have, but we do not expect a material impact on our financial position or results of operations.

Fair Value Measurements

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115 (SFAS No. 159), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As we will not elect to fair value any of our financial instruments under the provisions of SFAS No. 159, the adoption of this statement effective January 1, 2008 will not have an impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position (FSP) 157-2 which delays the effective date of SFAS No. 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We will elect a partial deferral of SFAS No. 157 under the provisions of FSP 157-2 related to the measurement of fair value used when evaluating goodwill, other intangible assets, wireless licenses and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS No. 157 effective January 1, 2008 will not be material to our financial statements.

Refer to Note 1 in the consolidated financial statements for a discussion of the accounting pronouncements adopted during 2007.

Other Factors That May Affect Future Results

Recent Developments

Rural Cellular Corporation

In late July 2007, Verizon Wireless announced that it had entered into an agreement to acquire Rural Cellular Corporation (Rural Cellular), for $45 per share in cash (or approximately $757 million). As a result of the acquisition, Verizon Wireless will assume Rural Cellular’s outstanding debt. The total value of the transaction is approximately $2.7 billion. Rural Cellular has more than 700,000 customers in markets adjacent to Verizon Wireless’s existing customer service areas. Rural Cellular’s networks are located in the states of Maine, Vermont, New Hampshire, New York, Massachusetts, Alabama, Mississippi, Minnesota, North Dakota, South Dakota, Wisconsin, Kansas, Idaho, Washington, and Oregon. Rural Cellular’s shareholders approved the transaction on October 4, 2007. The acquisition, which is subject to regulatory approvals, is expected to close in the first half of 2008.

In a related transaction, on December 3, 2007, Verizon Wireless signed a definitive exchange agreement with AT&T. Under the terms of the agreement, Verizon Wireless will receive cellular operating markets in Madison and Mason, KY, and 10MHz PCS licenses in Las Vegas, NV; Buffalo, NY; Sunbury-Shamokin and Erie, PA; and Youngstown, OH. Verizon Wireless will also receive minority interests held by AT&T in three entities in which Verizon Wireless also holds an interest plus a cash payment. In exchange, Verizon Wireless will transfer to AT&T six cellular operating markets in Burlington, Franklin and the northern portion of Addison, VT; Franklin, NY; and Okanogan and Ferry, WA; and a cellular license for the Kentucky-6 market. The operating markets Verizon Wireless is exchanging are among those it is to acquire from Rural Cellular. The exchange with AT&T is subject to regulatory approvals and is expected to close in the first half of 2008.

Telephone Access Lines Spin-off

On January 16, 2007, we announced a definitive agreement with FairPoint that will result in Verizon establishing a separate entity for its local exchange and related business assets in Maine, New Hampshire and Vermont, spinning off that new entity into a newly formed company, known as Northern New England Spinco Inc. (Spinco), to Verizon’s shareowners, and immediately merging it with and into FairPoint. These local exchange and business assets are included in Verizon’s continuing operations. It is anticipated that as long as all conditions are satisfied and assuming completion of the related financing transactions, both the spin-off of Spinco to Verizon shareowners and the merger of Spinco with FairPoint will occur on March 31, 2008. Verizon’s Board of Directors established a record date of March 7, 2008, and a closing date of March 31, 2008, for the proposed spin-off of shares of Spinco to Verizon shareowners.

During 2007, we recorded pretax charges of $84 million ($80 million after-tax, or $.03 per diluted share) for costs incurred related to certain network and work center re-arrangements, the isolation and extraction of related business information, and other activities to separate the wireline facilities and operations in Maine, New Hampshire and Vermont from Verizon at the closing of the transaction, as well as professional advisory and legal fees in connection with this transaction.

Upon the closing of the transaction, Verizon shareowners will own approximately 60 percent of the new company, and FairPoint shareowners will own approximately 40 percent. Verizon Communications will not receive any shares in FairPoint as a result of the transaction. In connection with the merger, Verizon shareowners will receive one share of FairPoint stock for approximately every 53 shares of Verizon stock held as of the record date. The proposal relating to the merger was approved by the FairPoint shareowners in August 2007. Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon shareowners in lieu of fractional shares.

Based upon the number of shares (as adjusted) and price of FairPoint common stock (NYSE: FRP) on the date of the announcement of the merger, the estimated total value to be received by Verizon and its shareowners in exchange for these operations was approximately $2,715 million. This consisted of (a) approximately $1,015 million of FairPoint common stock that was to be received by Verizon shareowners in the merger, and (b) $1,700 million in value that was to be received by Verizon through a combination of cash distributions to Verizon and debt securities issued to Verizon prior to the spin-off. Verizon currently intends to exchange these newly issued debt securities for certain debt that was previously issued by Verizon, which would have the effect of reducing Verizon’s then-outstanding debt. The actual total value to be received by Verizon and its shareowners will be determined in part based on the number of shares (as adjusted) and price of FairPoint common stock on the date of the closing of the merger. This value is now expected to be less than $2,715 million because (a) FairPoint expects to issue approximately 54 million shares of common stock in the merger and the price of FairPoint common stock has declined since the announcement of the merger (the closing price of FairPoint common stock on the last business day prior to the announcement of the merger was $18.54 per share) and (b) in connection with the regulatory approval process, Verizon currently expects to make additional contributions of approximately $320 million to the entity that will merge with FairPoint.

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

New York Recovery Funding

In August 2002, President Bush signed the Supplemental Appropriations bill that included $5.5 billion in New York recovery funding. Of that amount, approximately $750 million was allocated to cover utility restoration and infrastructure rebuilding as a result of the September 11th terrorist attacks on lower Manhattan. These funds will be distributed through the Lower Manhattan Development Corporation following an application and audit process. As of September 2004, we had applied for reimbursement of approximately $266 million under Category One and in 2004 and 2005 we applied for reimbursement of an additional $139 million of Category Two losses. Category One funding relates to Emergency and Temporary Service Response while Category Two funding is for permanent restoration and infrastructure improvement. According to the plan, permanent restoration is reimbursed up to 75% of the loss. On November 3, 2005, we received the results of preliminary audit findings disallowing all but $49.9 million of our $266 million of Category One application. On December 8, 2005, we provided a detailed rebuttal to the preliminary audit findings. We received a copy of the final audit report for Verizon’s Category One applications largely confirming the preliminary audit findings and, on January 4, 2007, we filed an appeal. That appeal, as well as our Category Two applications, are pending.

Regulatory and Competitive Trends

Competition and Regulation

Technological, regulatory and market changes have provided Verizon both new opportunities and challenges. These changes have allowed Verizon to offer new types of services in an increasingly competitive market. At the same time, they have allowed other service providers to broaden the scope of their own competitive offerings. Current and potential competitors for network services include other telephone companies, cable companies, wireless service providers, foreign telecommunications providers, satellite providers, electric utilities, Internet service providers, providers of VoIP services, and other companies that offer network services using a variety of technologies. Many of these companies have a strong market presence, brand recognition and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Many of our competitors also remain subject to fewer regulatory constraints than Verizon.

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

FCC Regulation

The FCC has jurisdiction over our interstate telecommunications services and other matters for which the FCC has jurisdiction under the Communications Act of 1934, as amended (Communications Act). The Communications Act generally provides that we may not charge unjust or unreasonable rates, or engage in unreasonable discrimination when we are providing services as a common carrier, and regulates some of the rates, terms and conditions under which we provide certain services. The FCC also has adopted regulations governing various aspects of our business including: (i) use and disclosure of customer proprietary network information; (ii) telemarketing; (iii) assignment of telephone numbers to customers; (iv) provision to law enforcement agencies of the capability to obtain call identifying information and call content information from calls pursuant to lawful process; (v) accessibility of services and equipment to individuals with disabilities if readily achievable; (vi) interconnection with the networks of other carriers; (vii) customers’ ability to keep (or “port”) their telephone numbers when switching to another carrier; and (viii) availability of back-up power. In addition, we pay various fees to support other FCC programs, such as the universal service program discussed below. Changes to these mandates, or the adoption of additional mandates, could require us to make changes to our operations or otherwise increase our costs of compliance.

Broadband

The FCC has adopted a series of orders that recognize the competitive nature of the broadband market and impose lesser regulatory requirements on broadband services and facilities than apply to narrowband or traditional telephone services. With respect to facilities, the FCC has determined that certain unbundling requirements that apply to narrowband facilities do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC has concluded that broadband Internet access services offered by telephone companies and their affiliates qualify as largely deregulated information services. The same order also concluded that telephone companies may offer the underlying broadband transmission services that are used as an input to Internet access services through private carriage arrangements on negotiated commercial terms. The order was upheld on appeal. In addition, a Verizon petition asking the FCC to forbear from applying common carrier regulation to certain broadband services sold primarily to larger business customers when those services are not used for Internet access was deemed granted by operation of law on March 19, 2006 when the FCC did not deny the petition by the statutory deadline. The relief obtained through the forbearance petition has been upheld on appeal, but remains under challenge.

Video

The FCC has a body of rules that apply to cable operators under Title VI of the Communications Act of 1934, and these rules also generally apply to telephone companies that provide cable services over their networks. In addition, companies that provide cable service over a cable system generally must obtain a local cable franchise. On March 5, 2007, the FCC released an order setting forth parameters consistent with Section 621 of the Communications Act of 1934 and other federal law, on the timing and scope of franchise negotiations by local franchising authorities. The FCC found that some prior practices in the local franchise approval process constituted an unreasonable refusal to award a competitive local franchise under the requirements of federal law. This order is the subject of a pending appeal.

Interstate Access Charges and Intercarrier Compensation

The current framework for interstate access rates was established in the Coalition for Affordable Local and Long Distance Services (CALLS) plan which the FCC adopted on May 31, 2000. The CALLS plan has three main components. First, it establishes portable interstate access universal service support of $650 million for the industry that replaces implicit support previously embedded in interstate access charges. Second, the plan simplifies the patchwork of common line charges into one subscriber line charge (SLC) and provides for de-averaging of the SLC by zones and class of customers. Third, the plan set into place a mechanism to transition to a set target of $.0055 per minute for switched access services. Once that target rate is reached, local exchange carriers are no longer required to make further annual price cap reductions to their switched access prices. As a result of tariff adjustments which became effective in July 2003, virtually all of our switched access lines reached the $.0055 benchmark.

The FCC currently is conducting a broad rulemaking proceeding to consider new rules governing intercarrier compensation including, but not limited to, access charges, compensation for Internet traffic and reciprocal compensation for local traffic. The FCC has sought comments about intercarrier compensation in general and requested input on a number of specific reform proposals. The FCC also has pending before it issues relating to intercarrier compensation for dial-up Internet-bound traffic. The FCC previously found that this traffic is not subject to reciprocal compensation under Section 251(b)(5) of the Telecommunications Act of 1996. Instead, the FCC established federal rates per minute for this traffic that declined from $.0015 to $.0007 over a three-year period, established caps on the total minutes of this traffic subject to compensation in a state and required incumbent local exchange carriers to offer to both bill and pay reciprocal compensation for local traffic at the same rate as they are required to pay on Internet-bound traffic. The U.S. Court of Appeals for the D.C. Circuit rejected part of the FCC’s rationale, but declined to vacate the order while it is on remand. As a result, pending further action by the FCC, the FCC’s underlying order remains in effect. The FCC subsequently denied a petition to discontinue the $.0007 rate cap on this traffic, but removed the caps on the total minutes of Internet-bound traffic subject to compensation. That decision has been upheld on appeal. Disputes also remain pending in a number of forums relating to the appropriate compensation for Internet-bound traffic during previous periods under the terms of our interconnection agreements with other carriers.

The FCC also is conducting a rulemaking proceeding to address the regulation of services that use Internet protocol. One of the issues raised in the rulemaking as well as in several petitions currently pending before the FCC addresses whether, and under what circumstances, access charges should apply to voice or other Internet protocol services. The FCC previously has held that one provider’s peer-to-peer Internet protocol service that does not use the public switched network is an interstate information service and is not subject to access charges, while a service that utilizes Internet protocol for only one intermediate part of a call’s transmission is a telecommunications service that is subject to access charges. Another petition asking the FCC to forbear from applying access charges to voice over Internet protocol services that are terminated on switched local exchange networks was withdrawn by the carrier that filed that petition. The FCC also declared the services offered by one provider of a voice over Internet protocol service to be jurisdictionally interstate. The FCC also stated that its conclusion would apply to other services with similar characteristics. On March 21, 2007, the Eighth Circuit Court of Appeals affirmed the FCC’s Order.

The FCC also has adopted rules for special access services that provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. More than half of special access revenues are now removed from price regulation. The FCC currently has a rulemaking proceeding underway to update the public record concerning its pricing flexibility rules and to determine whether any changes to those rules are warranted.

Universal Service

The FCC also has a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including rules governing support to rural and non-rural high-cost areas, support for low income subscribers and support for schools, libraries and rural health care. The FCC’s current rules for support to high-cost areas served by larger “non-rural” local telephone companies were previously remanded by U.S. Court of Appeals for the Tenth Circuit, which had found that the FCC had not adequately justified these rules. The FCC has initiated a rulemaking proceeding in response to the court’s remand, but its rules remain in effect pending the results of the rulemaking. It is also considering modifications to the high-cost support system that could include a cap on the amount of support and other limits on what certain eligible carriers may receive. The FCC also has proceedings underway to evaluate possible changes to its current rules for assessing contributions to the universal service fund. As an interim step, in June 2006, the FCC ordered that providers of VoIP services are subject to federal universal service obligations. The FCC also increased the percentage of revenues subject to federal universal service obligations that wireless providers may use as a safe harbor. The substance of these orders was upheld on appeal in June 2007, but the Court did remand some more minor implementation issues back to the FCC. Any further change in the current assessment mechanism could result in a change in the contribution that local telephone companies, wireless carriers or others must make and that would have to be collected from customers.

Unbundling of Network Elements

Under Section 251 of the Telecommunications Act of 1996, incumbent local exchange carriers were required to provide competing carriers with access to components of their network on an unbundled basis, known as UNEs, where certain statutory standards are satisfied. The Telecommunications Act of 1996 also adopted a cost-based pricing standard for these UNEs, which the FCC interpreted as allowing it to impose a pricing standard known as “total element long run incremental cost” or “TELRIC.” The FCC’s rules defining the unbundled network elements that must be made available at TELRIC prices have been overturned on multiple occasions by the courts. In its most recent order issued in response to these court decisions, the FCC eliminated the requirement to unbundle mass market local switching on a nationwide basis, with the obligation to accept new orders ending as of the effective date of the order (March 11, 2005). The FCC also established a one year transition for existing UNE switching arrangements. For high-capacity transmission facilities, the FCC established criteria for determining whether high-capacity loops, transport or dark fiber transport must be unbundled in individual wire centers, and stated that these standards were only expected to affect a small number of wire centers. The FCC also eliminated the obligation to provide dark fiber loops and found that there is no obligation to provide UNEs exclusively for wireless or long distance service. In any instance where a particular high-capacity facility no longer has to be made available as a UNE, the FCC established a similar one year transition for any existing high-capacity loop or transport UNEs, and an 18 month transition for any existing dark fiber UNEs. This decision has been upheld on appeal.

As noted above, the FCC has concluded that the requirement under Section 251 of the Telecommunications Act of 1996 to provide unbundled network elements at TELRIC prices generally does not apply with respect to broadband facilities, such as fiber to the premises loops, the packet-switched capabilities of hybrid loops and packet switching. The FCC also has held that any separate unbundling obligations that may be imposed by Section 271 of the Telecommunications Act of 1996 do not apply to these same facilities. The decision with respect to Section 271 has been upheld on appeal and a petition for rehearing of that order was denied.

Wireless Services

The FCC regulates the licensing, construction, operation, acquisition and transfer of wireless communications systems, including the systems that Verizon Wireless operates, pursuant to the Communications Act, other legislation, and the FCC’s rules. The FCC and Congress continuously consider changes to these laws and rules. Adoption of new laws or rules may raise the cost of providing service or require modification of Verizon Wireless’ business plans or operations.

To use the radio frequency spectrum, wireless communications systems must be licensed by the FCC to operate the wireless network and mobile devices in assigned spectrum segments. Verizon Wireless holds FCC licenses to operate in several different radio services, including the cellular radiotelephone service, personal communications service, advanced wireless service, and point-to-point radio service. The technical and service rules, the specific radio frequencies and amounts of spectrum we hold, and the sizes of the geographic areas we are authorized to operate in, vary for each of these services. However, all of the licenses Verizon Wireless holds allow it to use spectrum to provide a wide range of mobile and fixed communications services, including both voice and data services, and Verizon Wireless operates a seamless network that utilizes those licenses to provide services to customers. Because the FCC issues licenses for only a fixed time, generally 10 years, Verizon Wireless must periodically seek renewal of those licenses. Although the FCC has routinely renewed all of Verizon Wireless’ licenses that have come up for renewal to date, challenges could be brought against the licenses in the future. If a wireless license were revoked or not renewed upon expiration, Verizon Wireless would not be permitted to provide services on the licensed spectrum in the area covered by that license.

The FCC has also imposed specific mandates on carriers that operate wireless communications systems, which increase Verizon Wireless’ costs. These mandates include requirements that Verizon Wireless: (i) meet specific construction and geographic coverage requirements during the license term; (ii) meet technical operating standards that, among other things, limit the radio frequency radiation from mobile devices and antennas; (iii) deploy “Enhanced 911” wireless services that provide the wireless caller’s number, location and other information upon request by a state or local public safety agency that handles 911 calls; (iv) provide backup electric power at most cell sites in the event electric utility service is disrupted; and (v) comply with regulations for the construction of transmitters and towers that, among other things, restrict siting of towers in environmentally sensitive locations and in places where the towers would affect a site listed or eligible for listing on the National Register of Historic Places. Changes to these mandates could require Verizon Wireless to make changes to operations or increase its costs of compliance.

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

Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. Under the Communications Act, before Verizon Wireless can acquire a license from another licensee in order to expand its coverage or its spectrum capacity in a particular area, it must file an application with the FCC, and the FCC can grant the application only after a period for public notice and comment. This review process can delay acquisition of spectrum needed to expand services. The Communications Act also requires the FCC to award new licenses for most commercial wireless services through a competitive bidding process in which spectrum is awarded to bidders in an auction. Verizon Wireless participated in spectrum auctions to acquire licenses for personal communication service and most recently advanced wireless service. In addition, the FCC began conducting an auction of spectrum in the 700 MHz band on January 24, 2008. This spectrum is currently used for UHF television operations but by law those operations must cease no later than February 17, 2009. Verizon Wireless filed an application on December 3, 2007, to qualify as a bidder in this auction, and on January 14, 2008, the FCC announced that Verizon Wireless and 213 other applicants had qualified as eligible to bid in the auction. The FCC determined that bidding in this auction will be “anonymous,” which means that prior to and during the course of the auction(s), the FCC will not make public any information about a specific applicant’s upfront deposit or its bids. In addition, FCC rules restrict information that bidders may disclose about their participation in the auction. The FCC also adopted service rules that will impose costs on licensees that acquire the 700 MHz band spectrum, including minimum coverage mandates by specific dates during the license terms, and, for approximately one-third of the spectrum, “open access” requirements, which generally require licensees of that spectrum to allow customers to use devices and applications of their choice, subject to certain limits. The open access requirements are the subject of a pending appeal in which Verizon Wireless has intervened. The timing of future auctions, and the spectrum being sold, may not match Verizon Wireless’ needs, and the company may not be able to secure the spectrum in the amounts and/or in the markets it seeks through the current or any future auction.

The FCC is also conducting several proceedings to explore making additional spectrum available for licensed and/or unlicensed use. These proceedings could increase radio interference to Verizon Wireless’ operations from other spectrum users and could impact the ways in which it uses spectrum, the capacity of that spectrum to carry traffic, and the value of that spectrum.

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

Video

Companies that provide cable service over a cable system are typically subject to state and/or local cable television rules and regulations. As noted above, cable operators generally must obtain a local cable franchise from each local unit of government prior to providing cable service in that local area. Some states have recently enacted legislation that enables cable operators to apply for, and obtain, a single cable franchise at the state, rather than local, level. To date, Verizon has applied for and received state-issued franchises in California, Indiana, Florida, New Jersey, Texas and the unincorporated areas of Delaware. Virginia law provides us the option of entering a given franchise area using state standards if local franchise negotiations are unsuccessful.

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

•	material changes in available technology, including disruption of our suppliers’ provisioning of critical products or services;

•	the impact on our operations of natural or man-made disasters and any resulting financial impact not covered by insurance;

•	technology substitution;

•	an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations;

•	the final results of federal and state regulatory proceedings concerning our provision of retail and wholesale services and judicial review of those results;

•	the effects of competition in our markets;

•	the timing, scope and financial impact of our deployment of fiber-to-the-premises broadband technology;

•	the ability of Verizon Wireless to continue to obtain sufficient spectrum resources;

•

changes in our accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;

•	the ability to complete acquisitions and dispositions; and

•	the extent and timing of our ability to obtain revenue enhancements and cost savings following our business combination with MCI, Inc.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2007. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

The company’s financial statements included in this annual report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also provided an attestation report on the company’s internal control over financial reporting.

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

    Thomas A. Bartlett

    Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries’ (Verizon) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2007 of Verizon and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 22, 2008

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2007 and 2006, and the related consolidated statements of income, cash flows and changes in shareowners’ investment for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, Verizon changed its methods of accounting for uncertainty in income taxes and leveraged lease transactions effective January 1, 2007, stock-based compensation effective January 1, 2006 and pension and other post-retirement obligations effective December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 22, 2008

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2007	2006	2005
Operating Revenues	$ 93,469	$ 88,182	$ 69,518

Operating Expenses
Cost of services and sales (exclusive of items shown below)	37,547	35,309	24,409
Selling, general & administrative expense	25,967	24,955	19,443
Depreciation and amortization expense	14,377	14,545	13,615
Sales of businesses, net	–	–	(530)
Total Operating Expenses	77,891	74,809	56,937

Operating Income	15,578	13,373	12,581
Equity in earnings of unconsolidated businesses	585	773	686
Other income and (expense), net	211	395	311
Interest expense	(1,829)	(2,349)	(2,129)
Minority interest	(5,053)	(4,038)	(3,001)
Income Before Provision for Income Taxes, Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change	9,492	8,154	8,448
Provision for income taxes	(3,982)	(2,674)	(2,421)
Income Before Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change	5,510	5,480	6,027
Income from discontinued operations, net of tax	142	759	1,370
Extraordinary item, net of tax	(131)	–	–
Cumulative effect of accounting change, net of tax	–	(42)	–
Net Income	$ 5,521	$ 6,197	$ 7,397

Basic Earnings Per Common Share(1)
Income before discontinued operations, extraordinary item and cumulative effect of accounting change	$ 1.90	$ 1.88	$ 2.18
Income from discontinued operations, net of tax	.05	.26	.50
Extraordinary item, net of tax	(.05)	–	–
Cumulative effect of accounting change, net of tax	–	(.01)	–
Net Income	$ 1.91	$ 2.13	$ 2.67
Weighted-average shares outstanding (in millions)	2,898	2,912	2,766

Diluted Earnings Per Common Share(1)
Income before discontinued operations, extraordinary item and cumulative effect of accounting change	$ 1.90	$ 1.88	$ 2.16
Income from discontinued operations, net of tax	.05	.26	.49
Extraordinary item, net of tax	(.05)	–	–
Cumulative effect of accounting change, net of tax	–	(.01)	–
Net Income	$ 1.90	$ 2.12	$ 2.65
Weighted-average shares outstanding (in millions)	2,902	2,938	2,817

(1)	Total per share amounts may not add due to rounding.

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
At December 31,	2007	2006
Assets
Current assets
Cash and cash equivalents	$ 1,153	$ 3,219
Short-term investments	2,244	2,434
Accounts receivable, net of allowances of $1,025 and $1,139	11,736	10,891
Inventories	1,729	1,514
Assets held for sale	–	2,592
Prepaid expenses and other	1,836	1,888
Total current assets	18,698	22,538

Plant, property and equipment	213,994	204,109
Less accumulated depreciation	128,700	121,753
	85,294	82,356
Investments in unconsolidated businesses	3,372	4,868
Wireless licenses	50,796	50,959
Goodwill	5,245	5,655
Other intangible assets, net	4,988	5,140
Other assets	18,566	17,288
Total assets	$ 186,959	$ 188,804

Liabilities and Shareowners’ Investment
Current liabilities
Debt maturing within one year	$ 2,954	$ 7,715
Accounts payable and accrued liabilities	14,462	14,320
Liabilities related to assets held for sale	–	2,154
Other	7,325	8,091
Total current liabilities	24,741	32,280
Long-term debt	28,203	28,646
Employee benefit obligations	29,960	30,779
Deferred income taxes	14,784	16,270
Other liabilities	6,402	3,957

Minority interest	32,288	28,337

Shareowners’ investment
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,610,119 shares and 2,967,652,438 shares issued)	297	297
Contributed capital	40,316	40,124
Reinvested earnings	17,884	17,324
Accumulated other comprehensive loss	(4,506)	(7,530)
Common stock in treasury, at cost	(3,489)	(1,871)
Deferred compensation-employee stock ownership plans and other	79	191
Total shareowners’ investment	50,581	48,535
Total liabilities and shareowners’ investment	$ 186,959	$ 188,804

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Cash Flows from Operating Activities
Net Income	$ 5,521	$ 6,197	$ 7,397
Adjustments to reconcile net income to net cash provided by operating activities-continuing operations:
Depreciation and amortization expense	14,377	14,545	13,615
Sales of businesses, net	–	–	(530)
Loss on sale of discontinued operations	–	541	–
Employee retirement benefits	1,720	1,923	1,695
Deferred income taxes	408	(252)	(1,093)
Provision for uncollectible accounts	1,047	1,034	1,076
Equity in earnings of unconsolidated businesses, net of dividends received	1,986	(731)	1,649
Extraordinary item, net of tax	131	–	–
Cumulative effect of accounting change, net of tax	–	42	–
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:
Accounts receivable	(1,931)	(1,312)	(788)
Inventories	(255)	8	(236)
Other assets	(140)	52	(176)
Accounts payable and accrued liabilities	(567)	(383)	(899)
Other, net	4,012	1,366	(1,266)
Net cash provided by operating activities – continuing operations	26,309	23,030	20,444
Net cash provided by (used in) operating activities – discontinued operations	(570)	1,076	1,581
Net cash provided by operating activities	25,739	24,106	22,025

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(17,538)	(17,101)	(14,964)
Acquisitions, net of cash acquired, and investments	(763)	(1,422)	(4,684)
Proceeds from disposition of businesses	–	–	1,326
Net change in short-term and other current investments	169	290	(346)
Other, net	1,267	811	532
Net cash used in investing activities – continuing operations	(16,865)	(17,422)	(18,136)
Net cash provided by (used in) investing activities – discontinued operations	757	1,806	(356)
Net cash used in investing activities	(16,108)	(15,616)	(18,492)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	3,402	3,983	1,487
Repayments of long-term borrowings and capital lease obligations	(5,503)	(11,233)	(3,825)
Increase (decrease) in short-term obligations, excluding current maturities	(3,252)	7,944	2,098
Dividends paid	(4,773)	(4,719)	(4,427)
Proceeds from sale of common stock	1,274	174	37
Purchase of common stock for treasury	(2,843)	(1,700)	(271)
Other, net	(2)	(201)	(57)
Net cash used in financing activities – continuing operations	(11,697)	(5,752)	(4,958)
Net cash used in financing activities – discontinued operations	–	(279)	(76)
Net cash used in financing activities	(11,697)	(6,031)	(5,034)
Increase (decrease) in cash and cash equivalents	(2,066)	2,459	(1,501)
Cash and cash equivalents, beginning of year	3,219	760	2,261
Cash and cash equivalents, end of year	$ 1,153	$ 3,219	$ 760

See Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareowners’ Investment Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2007		2006		2005
	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Balance at beginning of year	2,967,652	$ 297	2,774,865	$ 277	2,774,865	$ 277
Shares issued MCI/Price acquisitions	(42)	–	192,787	20	–	–
Balance at end of year	2,967,610	297	2,967,652	297	2,774,865	277

Contributed Capital
Balance at beginning of year		40,124		25,369		25,404
Shares issued-employee and shareowner plans		58		(1)		(24)
Shares issued-MCI/Price acquisitions		–		6,010		–
Domestic print and Internet yellow pages directories business spin-off		–		8,695		–
Other		134		51		(11)
Balance at end of year		40,316		40,124		25,369

Reinvested Earnings
Balance at beginning of year		17,324		15,905		12,984
Adoption of tax accounting standards (See Note 1)		(134)		–		–
Adjusted balance at beginning of year		17,190		15,905		12,984
Net income		5,521		6,197		7,397
Dividends declared ($1.67, $1.62 and $1.62 per share)		(4,830)		(4,781)		(4,479)
Other		3		3		3
Balance at end of year		17,884		17,324		15,905

Accumulated Other Comprehensive Loss
Balance at beginning of year		(7,530)		(1,783)		(1,053)
Foreign currency translation adjustments		838		1,196		(755)
Unrealized gains on net investment hedges		–		–		2
Unrealized gains (losses) on marketable securities		(4)		54		(21)
Unrealized gains on cash flow hedges		1		14		10
Defined benefit pension and postretirement plans		1,948		–		–
Minimum pension liability adjustment		–		526		51
Other		241		(128)		(17)
Other comprehensive income (loss)		3,024		1,662		(730)
Adoption of pension and postretirement benefit accounting standard (See Note 15)		–		(7,409)		–
Balance at end of year		(4,506)		(7,530)		(1,783)

Treasury Stock
Balance at beginning of year	(56,147)	(1,871)	(11,456)	(353)	(5,213)	(142)
Shares purchased	(68,063)	(2,843)	(50,066)	(1,700)	(7,859)	(271)
Shares distributed
Employee plans	33,411	1,224	5,355	181	1,594	59
Shareowner plans	13	1	20	1	22	1
Balance at end of year	(90,786)	(3,489)	(56,147)	(1,871)	(11,456)	(353)

Deferred Compensation–ESOPs and Other
Balance at beginning of year		191		265		90
Amortization		(112)		(74)		174
Other		–		–		1
Balance at end of year		79		191		265
Total Shareowners’ Investment		$ 50,581		$ 48,535		$ 39,680

Comprehensive Income
Net income		$ 5,521		$ 6,197		$ 7,397
Other comprehensive income (loss) per above		3,024		1,662		(730)
Total Comprehensive Income		$ 8,545		$ 7,859		$ 6,667

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1
Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon or the Company) is one of the world’s leading providers of communications services. We have two reportable segments, Wireline and Domestic Wireless, which we operate and manage as strategic business units and organize by products and services. For further information concerning our business segments, see Note 17. Our Wireline segment provides communications services, including voice, broadband video and data, network access, nationwide long-distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We continue to deploy advanced broadband network technology, with our fiber-to-the-premises network (FiOS) creating a platform with sufficient bandwidth and capabilities to meet customers’ current and future needs. FiOS allows us to offer our customers a wide array of broadband services, including advanced data and video offerings. Our IP network includes over 485,000 route miles of fiber optic cable and provides access to over 150 countries across six continents, enabling us to provide next-generation IP network products and Information Technology (IT) services to medium and large businesses and government customers worldwide.

Verizon’s Domestic Wireless segment, operating as Verizon Wireless, provides wireless voice and data products and other value-added services and equipment across the United States using one of the most extensive and reliable wireless networks. Verizon Wireless continues to expand our wireless data, messaging and multi-media offerings at broadband speeds for both consumer and business customers.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in Unconsolidated Businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to the Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities (SFAS No. 115).

All significant intercompany accounts and transactions have been eliminated.

We have reclassified prior year amounts to conform to the current year presentation.

Discontinued Operations, Assets Held for Sale, and Sales of Businesses and Investments

We classify as discontinued operations for all periods presented any component of our business that we hold for sale or disposal that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes from the rest of Verizon. For those components, Verizon has no significant continuing involvement after disposal and their operations and cash flows are eliminated from Verizon’s ongoing operations. Sales of significant components of our business not classified as discontinued operations are reported as either Sales of Businesses, Net, Equity in Earnings of Unconsolidated Businesses or Other Income and (Expense), Net in our consolidated statements of income.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include unrealized tax benefits, the allowance for doubtful accounts, the recoverability of plant, property and equipment, the recoverability of intangible assets and other long-lived assets, valuation allowances on tax assets and pension and postretirement benefit assumptions.

Revenue Recognition

Wireline

Our Wireline segment earns revenue based upon usage of our network and facilities and contract fees. In general, fixed monthly fees for voice, video, data and certain other services are billed one month in advance and recognized the following month when earned. Revenue from services that are not fixed in amount and are based on usage are recognized when such services are provided.

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

Domestic Wireless

Our Domestic Wireless segment earns revenue by providing access to and usage of our network, which includes roaming revenue. In general, access revenue is billed one month in advance and recognized when earned. Access revenue, usage revenue and roaming revenue are recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from the sale of wireless services. Customer activation fees are considered additional consideration when handsets are sold to customers at a discount and are recorded as equipment sales revenue at the time of customer acceptance.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of Services and Sales as these costs are incurred.

Advertising Costs

Advertising costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, General & Administrative expense in the periods in which they are incurred.

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans, an exchangeable equity interest and zero-coupon convertible notes (see Note 13). As of December 31, 2006, the exchangeable equity interest and zero-coupon convertible notes were no longer outstanding.

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

Marketable Securities

Marketable securities are included in the accompanying consolidated balance sheets in Investments in Unconsolidated Businesses or Other Assets. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Inventories

Inventory consists primarily of wireless equipment held for sale, which is carried at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market. We also include in inventory new and reusable supplies and network equipment of our local telephone operations, which are stated principally at average original cost, except that specific costs are used in the case of large individual items.

Plant and Depreciation

We record plant, property and equipment at cost. Our local telephone operations’ depreciation expense is principally based on the composite group remaining life method and straight-line composite rates. This method provides for the recognition of the cost of the remaining net investment in local telephone plant, less anticipated net salvage value, over the remaining asset lives. This method requires the periodic revision of depreciation rates.

Plant, property and equipment of other wireline and wireless operations are generally depreciated on a straight-line basis.

The asset lives used by our operations are presented in the following table:

Average Useful Lives (in years)
Buildings	8 - 45
Central office equipment	3 - 11
Other network equipment	3 - 15
Outside communications plant
Copper cable	13 - 18
Fiber cable (including undersea cable)	11 - 25
Microwave towers	30
Poles and conduit	30 - 50
Furniture, vehicles and other	1 - 20

When we replace, retire or otherwise dispose of depreciable plant used in our local telephone network, we deduct the carrying amount of such plant from the respective accounts and charge it to accumulated depreciation. When the depreciable assets of our other Wireline and Domestic Wireless operations are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as part of the cost of the network-related assets and as a reduction in interest expense.

In connection with our ongoing review of the estimated remaining useful lives of plant, property and equipment and associated depreciation rates, we determined that, effective January 1, 2005, the remaining useful lives of copper cable and certain components of central office equipment at our Wireline segment would be shortened by 1 to 2 years. These changes in asset lives were based on Verizon’s plans, and progress to date on those plans, to deploy fiber optic cable to homes, replacing copper cable.

Effective January 1, 2007, the remaining useful lives of certain of the circuit equipment was lengthened from 8 years to 9 years based on subsequent modifications to our fiber optic cable deployment plan. The remaining useful lives of buildings was also increased from 42 years to 45 years. The reduction in depreciation resulting from these adjustments in 2007 was partially offset by increased depreciation resulting from the shortening of the lives of various types of wireless plant, property and equipment. While the timing and extent of current deployment plans are subject to modification, we believe that current estimates of reductions in impacted asset lives is reasonable and subject to ongoing analysis as deployment of fiber optic lines continues.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software which has a useful life in excess of one year in accordance with Statement of Position (SOP) No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of non-network internal-use software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 2 to 7 years and are included in Other Intangible Assets, Net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs under SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS No. 144), see “Goodwill and Other Intangible Assets” below. Also, see Note 9 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually or more frequently if indications of impairment exist under the provisions of SFAS No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is available. Step one compares the fair value of the reporting unit (calculated using a market approach and a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the carrying value of goodwill exceeds its implied fair value, the excess is required to be recorded as an impairment.

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

We test our Domestic Wireless licenses for impairment annually or more frequently if indications of impairment exist. We use a direct value approach in performing our annual impairment test. The direct value approach determines fair value using estimates of future cash flows associated specifically with the licenses. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Intangible Assets Subject to Amortization

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount (i.e., the asset is not recoverable), we would perform the next step which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each reporting period to determine whether events and circumstances warrant a revision in their remaining useful lives.

For information related to the carrying amount of goodwill, other intangibles and wireless licenses by segment as well as the major components and average useful lives of our other acquired intangible assets, see Note 9.

Income Taxes

Verizon and its domestic subsidiaries file a consolidated federal income tax return.

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at rates then in effect. We record valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), which requires the use of a two-step approach for recognizing and measuring tax benefits taken or expected to be taken in a tax return and disclosures regarding uncertainties in income tax positions. The first step is recognition: we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, we presume that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement: a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in one or more of the following: an increase in a liability for income taxes payable, a reduction of an income tax refund receivable, a reduction in a deferred tax asset, or an increase in a deferred tax liability.

As a result of the implementation of FIN 48, we recorded adjustments to liabilities that resulted in a net $79 million increase in the liability for unrecognized tax benefits with an offsetting reduction to reinvested earnings as of January 1, 2007. The implementation of FIN 48 also resulted in adjustments to prior acquisitions accounted for under purchase accounting, resulting in a reduction in the liability for tax contingencies in the amount of $635 million and corresponding reductions to goodwill and wireless licenses of $100 million and $535 million, respectively. The implementation impact included a reduction in deferred income taxes of approximately $3 billion, offset with a similar increase in other liabilities as of January 1, 2007.

FASB Staff Position FAS 13-2, Accounting for a Change or Projected Change in the Timing of Cash Flows Relating to Income Taxes Generated by a Leveraged Lease Transaction (FSP 13-2), requires that changes in the projected timing of income tax cash flows generated by a leveraged lease transaction be recognized as a gain or loss in the year in which the change occurs. We adopted FSP 13-2 effective January 1, 2007. The cumulative effect of initially adopting FSP 13-2 was a reduction to reinvested earnings of $55 million, after-tax.

Stock-Based Compensation

Effective January 1, 2006, we adopted SFAS No. 123(R), Share-Based Payment (SFAS No. 123(R)) utilizing the modified prospective method. SFAS No. 123(R) requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. Under the modified prospective method, the provisions of SFAS No. 123(R) apply to all awards granted or modified after the date of adoption. The impact to Verizon resulted from the Domestic Wireless segment, for which we recorded a $42 million cumulative effect of accounting change as of January 1, 2006, net of taxes and after minority interest, to recognize the effect of initially measuring the outstanding liability for Value Appreciation Rights (VARs) granted to Domestic Wireless employees at fair value utilizing a Black-Scholes model.

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

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the market-related value of assets.

As of July 1, 2006, Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (see Note 15).

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R) (SFAS No. 158). Effective December 31, 2006, SFAS No. 158 requires the recognition of a defined benefit postretirement plan’s funded status as either an asset or liability on the balance sheet. SFAS No. 158 also requires the immediate recognition of the unrecognized actuarial gains and losses and prior service costs and credits that arise during the period as a component of other accumulated comprehensive income, net of applicable income taxes. Additionally, the fair value of plan assets must be determined as of the Company’s year-end. We adopted SFAS No. 158 effective December 31, 2006, which resulted in a net decrease to shareowners’ investment of $7,409 million. This included a net increase in pension obligations of $2,007 million, an increase in Other Postretirement Benefits Obligations of $10,828 million and an increase in Other Employee Benefit Obligations of $31 million, offset by an increase in deferred taxes of $5,457 million.

Derivative Instruments

We have entered into derivative transactions to manage our exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. We employ risk management strategies using a variety of derivatives including foreign currency forwards and collars, equity options, interest rate and commodity swap agreements and interest rate locks. We do not hold derivatives for trading purposes.

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

Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (Revised), (SFAS No. 141(R)), to replace SFAS No. 141, Business Combinations. SFAS No. 141(R) requires the use of the acquisition method of accounting, defines the acquirer, establishes the acquisition date and broadens the scope to all transactions and other events in which one entity obtains control over one or more other businesses. This statement is effective for business combinations or transactions entered into for fiscal years beginning on or after December 15, 2008. We are still evaluating the impact of SFAS No. 141(R), however, the adoption of this statement is not expected to have a material impact on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51, (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the retained interest and gain or loss when a subsidiary is deconsolidated. This statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Upon the initial adoption of this statement we will change the classification and presentation of Noncontrolling Interest in our financial statements, which we currently refer to as minority interest. We are still evaluating the impact SFAS No. 160 will have, but we do not expect a material impact on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of SFAS 115 (SFAS No. 159), which permits but does not require us to measure financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. As we will not elect to fair value any of our financial instruments under the provisions of SFAS No.159, the adoption of this statement effective January 1, 2008 will not have any impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and establishes a hierarchy that categorizes and prioritizes the sources to be used to estimate fair value. SFAS No. 157 also expands financial statement disclosures about fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position (FSP) 157-2 which delays the effective date of SFAS No. 157 for one year, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). SFAS No. 157 and FSP 157-2 are effective for financial statements issued for fiscal years beginning after November 15, 2007. We will elect a partial deferral of SFAS No. 157 under the provisions of FSP 157-2 related to the measurement of fair value used when evaluating goodwill, other intangible assets, wireless licenses and other long-lived assets for impairment and valuing asset retirement obligations and liabilities for exit or disposal activities. The impact of partially adopting SFAS No. 157 effective January 1, 2008 will not be material to our financial statements.

In June 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF No. 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (EITF No. 06-3). EITF No. 06-3 permits that such taxes may be presented on either a gross basis or a net basis as long as that presentation is used consistently. The adoption of EITF No. 06-3 on January 1, 2007 did not impact our financial statements. We present the taxes within the scope of EITF No. 06-3 on a net basis.

Note 2
Discontinued Operations, Extraordinary Item and Other Dispositions

Discontinued Operations

Telecomunicaciones de Puerto Rico, Inc.

On March 30, 2007, we completed the sale of our 52% interest in Telecomunicaciones de Puerto Rico, Inc. (TELPRI) and received gross proceeds of approximately $980 million. The sale resulted in a pretax gain of $120 million ($70 million after-tax). Verizon contributed $100 million ($65 million after-tax) of the proceeds to the Verizon Foundation.

Verizon Dominicana C. por A.

On December 1, 2006, we closed the sale of Verizon Dominicana C. por A (Verizon Dominicana). The transaction resulted in net pretax cash proceeds of $2,042 million, net of a purchase price adjustment of $373 million. The U.S. taxes that became payable and were recognized at the time the transaction closed exceeded the $30 million pretax gain on the sale resulting in an overall after-tax loss of $541 million.

Verizon Information Services

In October, 2006, we announced our intention to spin-off our domestic print and Internet yellow pages directories publishing operations, which have been organized into a newly formed company known as Idearc Inc. On October 18, 2006, the Verizon Board of Directors declared a dividend consisting of 1 share of the newly formed company for each 20 shares of Verizon owned. In making its determination to effect the spin-off, Verizon’s Board of Directors considered, among other things, that the spin-off may allow each company to separately focus on its core business, which may facilitate the potential expansion and growth of Verizon and the newly formed company, and allow each company to determine its own capital structure. On November 17, 2006, we completed the spin-off of our domestic print and Internet yellow pages directories business. Cash was paid for fractional shares. The distribution of common stock of the newly formed company to our shareowners was considered a tax free transaction for us and for our shareowners, except for the cash payments for fractional shares which were generally taxable.

At the time of the spin-off, the exercise price and number of shares of Verizon common stock underlying options to purchase shares of Verizon common stock, restricted stock units (RSU’s) and performance stock units (PSU’s) were adjusted pursuant to the terms of the applicable Verizon equity incentive plans, taking into account the change in the value of Verizon common stock as a result of the spin-off.

In connection with the spin-off, Verizon received approximately $2 billion in cash from the proceeds of loans under a term loan facility of the newly formed company and transferred to the newly formed company debt obligations in the aggregate principal amount of approximately $7.1 billion thereby reducing Verizon’s outstanding debt at that time. We incurred pretax charges of approximately $117 million ($101 million after-tax), including debt retirement costs, costs associated with accumulated vested benefits of employees of the newly formed company, investment banking fees and other transaction costs related to the spin-off, which are included in discontinued operations.

In accordance with SFAS No. 144 we have classified TELPRI, Verizon Dominicana and our former domestic print and Internet yellow page directories publishing operations as discontinued operations in the consolidated financial statements for all periods presented through the date of the spin-off or divestiture.

The assets and liabilities of TELPRI are disclosed as current assets held for sale and current liabilities related to assets held for sale in the consolidated balance sheet as of December 31, 2006. Additional details related to those assets and liabilities were as follows:

(dollars in millions)
At December 31,	2006
Current assets	$ 303
Plant, property and equipment, net	1,436
Other non-current assets	853
Total assets	$ 2,592
Current liabilities	$ 181
Long-term debt	575
Other non-current liabilities	1,398
Total liabilities	$ 2,154

Related to the assets and liabilities above was $241 million included as Accumulated Other Comprehensive Loss in the consolidated balance sheet as of December 31, 2006.

Income from discontinued operations, net of tax, presented in the consolidated statements of income included the following:

		(dollars in millions)
Year Ended December 31,	2007	2006	2005
Operating revenues	$ 306	$ 5,077	$ 5,595
Income before provision for income taxes	$ 185	$ 2,041	$ 2,159
Provision for income taxes	(43)	(1,282)	(789)
Income from discontinued operations, net of tax	$ 142	$ 759	$ 1,370

Extraordinary Item

Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)

In January 2007, the Bolivarian Republic of Venezuela (the Republic) declared its intent to nationalize certain companies, including CANTV. On February 12, 2007, we entered into a Memorandum of Understanding (MOU) with the Republic, which provided that the Republic offer to purchase all of the equity securities of CANTV, including our 28.5% interest, through public tender offers in Venezuela and the United States. Under the terms of the MOU, the prices in the tender offers would be adjusted downward to reflect any dividends declared and paid subsequent to February 12, 2007. During the second quarter of 2007, the tender offers were completed and Verizon received an aggregate amount of approximately $572 million, which included $476 million from the tender offers as well as $96 million of dividends declared and paid subsequent to the MOU. Based upon our investment balance in CANTV, we recorded an extraordinary loss of $131 million, including taxes of $38 million.

Other Dispositions

Telephone Access Lines Spin-off

On January 16, 2007, we announced a definitive agreement with FairPoint Communications, Inc. (FairPoint) that will result in Verizon establishing a separate entity for its local exchange and related business assets in Maine, New Hampshire and Vermont, spinning off that new entity into a newly formed company, known as Northern New England Spinco Inc. (Spinco), to Verizon’s shareowners, and immediately merging it with and into FairPoint. These local exchange and business assets are included in Verizon’s continuing operations. It is anticipated that as long as all conditions are satisfied and assuming completion of the related financing transactions, both the spin-off of Spinco to Verizon shareowners and the merger of Spinco with FairPoint will occur on March 31, 2008. Verizon’s Board of Directors established a record date of March 7, 2008, and a closing date of March 31, 2008, for the proposed spin-off of shares of Spinco to Verizon shareowners.

During 2007, we recorded pretax charges of $84 million ($80 million after-tax) for costs incurred related to certain network and work center re-arrangements, the isolation and extraction of related business information, and other activities to separate the wireline facilities and operations in Maine, New Hampshire and Vermont from Verizon at the closing of the transaction, as well as professional advisory and legal fees in connection with this transaction.

Upon the closing of the transaction, Verizon shareowners will own approximately 60 percent of the new company, and FairPoint shareowners will own approximately 40 percent. Verizon Communications will not receive any shares in FairPoint as a result of the transaction. In connection with the merger, Verizon shareowners will receive one share of FairPoint stock for approximately every 53 shares of Verizon stock held as of the record date. The proposal relating to the merger was approved by the FairPoint shareowners in August 2007. Both the spin-off and merger are expected to qualify as tax-free transactions, except to the extent that cash is paid to Verizon shareowners in lieu of fractional shares.

Based upon the number of shares (as adjusted) and price of FairPoint common stock (NYSE: FRP) on the date of the announcement of the merger, the estimated total value to be received by Verizon and its shareowners in exchange for these operations was approximately $2,715 million. This consisted of (a) approximately $1,015 million of FairPoint common stock that was to be received by Verizon shareowners in the merger, and (b) $1,700 million in value that was to be received by Verizon through a combination of cash distributions to Verizon and debt securities issued to Verizon prior to the spin-off. Verizon currently intends to exchange these newly issued debt securities for certain debt that was previously issued by Verizon, which would have the effect of reducing Verizon’s then-outstanding debt. The actual total value to be received by Verizon and its shareowners will be determined in part based on the number of shares (as adjusted) and price of FairPoint common stock on the date of the closing of the merger. This value is now expected to be less than $2,715 million because (a) FairPoint expects to issue approximately 54 million shares of common stock in the merger and the price of FairPoint common stock has declined since the announcement of the merger (the closing price of FairPoint common stock on the last business day prior to the announcement of the merger was $18.54 per share) and (b) in connection with the regulatory approval process, Verizon currently expects to make additional contributions of approximately $320 million to the entity that will merge with FairPoint.

Verizon Hawaii Inc.

During 2005, we sold our wireline and directory businesses in Hawaii, including Verizon Hawaii Inc. which operated approximately 700,000 switched access lines, as well as the services and assets of Verizon Long Distance, Verizon Online, Verizon Information Services and Verizon Select Services Inc. in Hawaii, to an affiliate of The Carlyle Group for $1,326 million in cash proceeds. In connection with this sale, we recorded a net pretax gain of $530 million ($336 million after-tax).

Note 3
Other Items

Other Tax Matters

During 2005, we recorded tax benefits of $336 million in connection with the utilization of prior year loss carry forwards. As a result of the capital gain realized in 2005 in connection with the sale of our Hawaii businesses, we recorded a tax benefit of $242 million related to the capital losses incurred in previous years.

Also during 2005, we recorded a net tax provision of $206 million related to the repatriation of foreign earnings under the provisions of the American Jobs Creation Act of 2004, for two of our foreign investments.

Facility and Employee-Related Items

During the fourth quarter of 2007, we recorded a charge of $772 million ($477 million after-tax) primarily in connection with workforce reductions of 9,000 employees and related charges, 4,000 of whom were terminated in the fourth quarter of 2007 with the remaining reductions expected to occur throughout 2008 (see Note 15). In addition, we adjusted our actuarial assumptions for severance to align with future expectations.

During 2006, we recorded net pretax severance, pension and benefits charges of $425 million ($258 million after-tax). These charges included net pretax pension settlement losses of $56 million ($26 million after-tax) related to employees that received lump-sum distributions primarily resulting from our separation plans. These charges were recorded in accordance with SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination (SFAS No. 88), which requires that settlement losses be recorded once prescribed payment thresholds have been reached. Also included are pretax charges of $369 million ($228 million after-tax) for employee severance and severance-related costs in connection with the involuntary separation of approximately 4,100 employees. In addition, during 2005 we recorded a charge of $59 million ($36 million after-tax) associated with employee severance costs and severance-related activities in connection with a voluntary separation program for surplus union-represented employees.

During 2006, we recorded pretax charges of $184 million ($118 million after-tax) in connection with the continued relocation of employees and business operations to Verizon Center located in Basking Ridge, New Jersey. During 2005, we recorded a net pretax gain of $18 million ($8 million after-tax) in connection with this relocation, including a pretax gain of $120 million ($72 million after-tax) related to the sale of a New York City office building, partially offset by a pretax charge of $102 million ($64 million after-tax) primarily associated with relocation, employee severance and related activities.

During 2005, we reported a net pretax charge of $98 million ($59 million after-tax) related to the restructuring of the Verizon management retirement benefit plans. This pretax charge was recorded in accordance with SFAS No. 88, and SFAS No. 106, Employers’ Accounting for the Postretirement Benefits Other Than Pensions (SFAS No. 106) and included the unamortized cost of prior pension enhancements of $430 million, offset partially by a pretax curtailment gain of $332 million related to retiree medical benefits. In connection with this restructuring, management employees: no longer earn pension benefits or earn service towards the company retiree medical subsidy after June, 2006; received an 18-month enhancement of the value of their pension and retiree medical subsidy; and receive a higher savings plan matching contribution.

Other Items

In 2006, we recorded pretax charges of $26 million ($16 million after-tax) resulting from the extinguishment of debt assumed in connection with the completion of the MCI merger (see Note 8).

During 2005, we recorded pretax charges of $139 million ($133 million after-tax) including a pretax impairment charge of $125 million pertaining to aircraft leased to airlines involved in bankruptcy proceedings and a pretax charge of $14 million ($8 million after-tax) in connection with the early extinguishment of debt.

Note 4
Marketable Securities and Other Investments

We have investments in marketable securities which are considered “available-for-sale” under SFAS No. 115. These investments have been included in our consolidated balance sheets in Short-Term Investments, Investments in Unconsolidated Businesses and Other Assets.

Under SFAS No. 115, available-for-sale securities are required to be carried at their fair value, with unrealized gains and losses (net of income taxes) that are considered temporary in nature recorded in Accumulated Other Comprehensive Loss. The fair values of our investments in marketable securities are determined based on market quotations. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other than temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded in Other Income and (Expense), Net in the consolidated statements of income for all or a portion of the unrealized loss, and a new cost basis in the investment is established. As of December 31, 2007, no impairments were determined to exist.

The following table shows certain summarized information related to our investments in marketable securities:

			(dollars in millions)
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
At December 31, 2007
Short-term investments	$ 497	$ 21	$ –	$ 518
Investments in unconsolidated businesses (Note 6)	286	42	–	328
Other assets	661	31	–	692
	$ 1,444	$ 94	$ –	$ 1,538
At December 31, 2006
Short-term investments	$ 616	$ 28	$ –	$ 644
Investments in unconsolidated businesses (Note 6)	259	38	(2)	295
Other assets	594	31	–	625
	$ 1,469	$ 97	$ (2)	$ 1,564

Our short-term investments are primarily bonds and mutual funds.

Certain other investments in securities that we hold are not adjusted to market values because those values are not readily determinable and/or the securities are not marketable. We do, however, adjust the carrying values of these securities in situations where we believe declines in value below cost were other than temporary. The carrying values for investments not adjusted to market value were $15 million at December 31, 2007 and $12 million at December 31, 2006.

Note 5
Plant, Property and Equipment

The following table displays the details of plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	2007	2006
Land	$ 839	$ 959
Buildings and equipment	19,734	19,207
Network equipment	173,654	163,580
Furniture, office and data processing equipment	11,912	12,789
Work in progress	1,988	2,315
Leasehold improvements	3,612	3,061
Other	2,255	2,198
	213,994	204,109
Less accumulated depreciation	128,700	121,753
Total	$ 85,294	$ 82,356

Note 6
Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

			(dollars in millions)
	2007		2006
At December 31,	Ownership	Investment	Ownership	Investment
Equity Investees
Vodafone Omnitel	23.1%	$ 2,313	23.1%	$ 3,624
CANTV	–	–	28.5	230
Other	Various	744	Various	744
Total equity investees		3,057		4,598

Cost Investees	Various	315	Various	270
Total investments in unconsolidated businesses		$ 3,372		$ 4,868

Dividends and repatriations of foreign earnings received from these investees amounted to $2,571 million in 2007, $42 million in 2006 and $2,335 million in 2005.

Equity Investees

Vodafone Omnitel

Vodafone Omnitel is the second largest wireless communications company in Italy. At December 31, 2007 and 2006, our investment in Vodafone Omnitel included goodwill of $1,154 million and $1,044 million, respectively.

In December 2007, Verizon received a net distribution from Vodafone Omnitel of approximately $2.1 billion and we anticipate that we may receive an additional distribution from Vodafone Omnitel within the next twelve months. As a result, we recorded $610 million of foreign and domestic taxes and expenses specifically relating to our share of Vodafone Omnitel’s distributable earnings. During 2005, we repatriated approximately $2.2 billion of Vodafone Omnitel’s earnings through the repurchase of issued and outstanding shares of its equity. Vodafone Omnitel’s owners, Verizon and Vodafone Group Plc (Vodafone), participated on a pro rata basis; consequently, Verizon’s ownership interest after the share repurchase remained at 23.1%.

CANTV

Verizon sold its interest in CANTV in 2007 (see Note 2).

Other Equity Investees

Verizon has limited partnership investments in entities that invest in affordable housing projects, for which Verizon provides funding as a limited partner and receives tax deductions and tax credits based on its partnership interests. At December 31, 2007 and 2006, Verizon had equity investments in these partnerships of $637 million and $659 million, respectively. Verizon currently adjusts the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

The remaining investments include wireless partnerships in the U.S. and other smaller domestic and international investments.

Cost Investees

Some of our cost investments are carried at their current market value. Other cost investments are carried at their original cost, except in cases where we have determined that a decline in the estimated market value of an investment is other than temporary as described in Note 4. Our cost investments include a variety of domestic and international investments primarily involved in providing communication services.

Note 7
Minority Interest

Minority interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2007	2006
Minority interests in consolidated subsidiaries:
Wireless joint venture	$ 31,782	$ 27,854
Cellular partnerships and other	506	483
	$ 32,288	$ 28,337

Wireless Joint Venture

The wireless joint venture was formed in April 2000 in connection with the combination of the U.S. wireless operations and interests of Verizon and Vodafone. The wireless joint venture operates as Verizon Wireless. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Under the terms of an investment agreement, Vodafone had the right to require Verizon Wireless to purchase up to an aggregate of $20 billion worth of Vodafone’s interest in Verizon Wireless at designated times (put windows) at its then fair market value, not to exceed $10 billion in any one put window. The last of these put windows opened on June 10 and closed on August 9 in 2007. Vodafone did not exercise its right during this period and no longer has any right to require the purchase of any of its interest in Verizon Wireless.

Cellular Partnerships and Other

In August 2002, Verizon Wireless and Price Communications Corp. (Price) combined Price’s wireless business with a portion of Verizon Wireless. The resulting limited partnership, Verizon Wireless of the East LP (VZ East), is controlled and managed by Verizon Wireless. In exchange for its contributed assets, Price received a limited partnership interest in VZ East which was exchangeable into the common stock of Verizon Wireless if an initial public offering of that stock occurred, or into the common stock of Verizon on the fourth anniversary of the asset contribution date. On August 15, 2006, Verizon delivered 29.5 million shares of newly-issued Verizon common stock to Price valued at $1,007 million in exchange for Price’s limited partnership interest in VZ East. As a result of acquiring Price’s limited partnership interest, Verizon recorded goodwill of $345 million in the third quarter of 2006 attributable to its Domestic Wireless segment.

Note 8
Merger and Acquisitions

Completion of Merger with MCI

On January 6, 2006, after receiving the required state, federal and international regulatory approvals, Verizon completed the acquisition of 100% of the outstanding common stock of MCI, Inc. (MCI) for a combination of Verizon common shares and cash. MCI was a global communications company that provided Internet, data and voice communication services to businesses and government entities throughout the world and consumers in the United States.

The merger was accounted for using the purchase method in accordance with SFAS No. 141, and the aggregate transaction value was $6,890 million, consisting of $5,829 million of cash and common stock issued at closing, $973 million of consideration for the shares acquired from entities controlled by Carlos Slim Helú, net of the portion of the special dividend paid by MCI that was treated as a return of our investment, and closing and other direct merger-related costs. The number of shares issued was based on the “Average Parent Stock Price,” as defined in the merger agreement. The consolidated financial statements include the results of MCI’s operations from the date of the close of the merger.

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

The goodwill resulting from the merger with MCI is included in our Wireline segment, which includes the operations of the former MCI. The customer relationships are being amortized on a straight-line basis over 3-8 years based on whether the relationship is with a consumer or a business customer since this correlates to the pattern in which the economic benefits are expected to be realized.

We recorded certain severance and severance-related costs and contract termination costs in connection with the merger, pursuant to EITF Issue No. 95-3, Recognition of Liabilities in Connection with a Purchase Business Combination. The following table summarizes the activity related to these obligations during 2007:

(dollars in millions)	At December 31, 2006	Payments	At December 31, 2007
Severance costs and contract termination costs	$ 376	$ (340)	$ 36

The remaining contract termination costs at December 31, 2007 are expected to be paid over the remaining contract periods through 2008.

In 2007 and 2006, we recorded pretax charges of $178 million ($112 million after-tax) and $232 million ($146 million after-tax), respectively, primarily associated with the MCI acquisition that were comprised of advertising and other costs related to re-branding initiatives, facility exit costs and systems integration activities.

Pro Forma Information

The following unaudited pro forma consolidated results of operations assume that the MCI merger was completed as of January 1 for the periods shown below:

	(dollars in millions, except per share amounts)
Years Ended December 31,	2006	2005
Operating revenues	$ 88,409	$ 85,781
Income before discontinued operations and cumulative effect of accounting change	5,480	6,724
Net income	6,197	8,176

Basic earnings per common share:
Income before discontinued operations and cumulative effect of accounting change	1.88	2.30
Net income	2.13	2.79

Diluted earnings per common share:
Income before discontinued operations and cumulative effect of accounting change	1.88	2.28
Net income	2.12	2.76

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

Rural Cellular Corporation

In late July 2007, Verizon Wireless announced that it had entered into an agreement to acquire Rural Cellular Corporation (Rural Cellular), for $45 per share in cash (or approximately $757 million). As a result of the acquisition, Verizon Wireless will assume Rural Cellular’s outstanding debt. The total value of the transaction is approximately $2.7 billion. Rural Cellular has more than 700,000 customers in markets adjacent to Verizon Wireless’s existing customer service areas. Rural Cellular’s networks are located in the states of Maine, Vermont, New Hampshire, New York, Massachusetts, Alabama, Mississippi, Minnesota, North Dakota, South Dakota, Wisconsin, Kansas, Idaho, Washington, and Oregon. Rural Cellular’s shareholders approved the transaction on October 4, 2007. The acquisition, which is subject to regulatory approvals, is expected to close in the first half of 2008.

In a related transaction, on December 3, 2007, Verizon Wireless signed a definitive exchange agreement with AT&T. Under the terms of the agreement, Verizon Wireless will receive cellular operating markets in Madison and Mason, KY, and 10MHz PCS licenses in Las Vegas, NV; Buffalo, NY; Sunbury-Shamokin and Erie, PA; and Youngstown, OH. Verizon Wireless will also receive minority interests held by AT&T in three entities in which Verizon Wireless also holds an interest plus a cash payment. In exchange, Verizon Wireless will transfer to AT&T six cellular operating markets in Burlington, Franklin and the northern portion of Addison, VT; Franklin, NY; and Okanogan and Ferry, WA; and a cellular license for the Kentucky-6 market. The operating markets Verizon Wireless is exchanging are among those it is to acquire from Rural Cellular. The exchange with AT&T is subject to regulatory approvals and is expected to close in the first half of 2008.

Other Acquisitions

In July 2007, Verizon acquired a security-services firm for $435 million, resulting in goodwill of $343 million and other intangible assets of $81 million. This acquisition was made to enhance our managed information security services to large business and government customers worldwide. This acquisition was integrated into the Wireline segment.

On November 29, 2006, we were granted thirteen 20MHz licenses we won in an FCC auction that concluded on September 18, 2006. We paid a total of $2,809 million for the licenses, which cover a population of nearly 200 million.

Note 9
Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill are as follows:

	(dollars in millions)
	Wireline	Domestic Wireless	Total
Balance at December 31, 2005	$ 315	$ –	$ 315
Acquisitions	5,085	345	5,430
Reclassifications and adjustments	(90)	–	(90)
Balance at December 31, 2006	$ 5,310	$ 345	$ 5,655
Acquisitions	343	–	343
Reclassifications and adjustments	(753)	–	(753)
Balance at December 31, 2007	$ 4,900	$ 345	$ 5,245

Reclassifications and adjustments to goodwill include the impact of adopting FIN 48 (see Note 1) of $100 million as of January 1, 2007, as well as to reflect revised estimated tax bases of acquired assets and liabilities during 2007 and 2006.

Other Intangible Assets

The following table displays the details of other intangible assets:

(dollars in millions)
	At December 31, 2007		At December 31, 2006
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Finite-lived intangible assets:
Customer lists (3 to 10 years)	$ 1,307	$ 459	$ 1,278	$ 270
Non-network internal-use software (2 to 7 years)	8,116	4,147	7,777	3,826
Other (1 to 25 years)	215	44	204	23
Total	$ 9,638	$ 4,650	$ 9,259	$ 4,119
Indefinite-lived intangible assets:
Wireless licenses	$ 50,796		$ 50,959

Reclassifications and adjustments to wireless licenses include the impact of adopting FIN 48 (see Note 1) of $535 million as of January 1, 2007, partially offset by acquisitions during 2007.

Amortization expense was $1,341 million, $1,423 million, and $1,444 million for the years ended December 31, 2007, 2006 and 2005, respectively and is estimated to be $1,324 million in 2008, $1,116 million in 2009, $884 million in 2010, $696 million in 2011 and $472 million in 2012. Customer lists and relationships of $3,313 million at Domestic Wireless became fully amortized during 2006.

Note 10
Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of the portfolio along with telecommunications equipment, real estate property, and other equipment. These leases have remaining terms up to 48 years as of December 31, 2007. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets. See Note 3 for information on lease impairment charges.

Finance lease receivables, which are included in Prepaid Expenses and Other and Other Assets in our consolidated balance sheets are comprised of the following:

					(dollars in millions)
At December 31,	2007			2006
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total
Minimum lease payments receivable	$ 2,959	$ 131	$ 3,090	$ 3,311	$ 128	$ 3,439
Estimated residual value	1,434	16	1,450	1,637	18	1,655
Unamortized initial direct costs	–	1	1	–	–	–
Unearned income	(1,483)	(25)	(1,508)	(1,895)	(22)	(1,917)
	$ 2,910	$ 123	3,033	$ 3,053	$ 124	3,177
Allowance for doubtful accounts			(168)			(175)
Finance lease receivables, net			$ 2,865			$ 3,002
Current			$ 36			$ 40
Noncurrent			$ 2,829			$ 2,962

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred Income Taxes, amounted to $2,307 million at December 31, 2007 and $2,674 million at December 31, 2006.

The following table is a summary of the components of income from leveraged leases:

			(dollars in millions)
Years Ended December 31,	2007	2006	2005
Pretax lease income	$ 78	$ 96	$ 119
Income tax expense/(benefit)	30	57	(25)
Investment tax credits	4	4	4

The future minimum lease payments to be received from noncancelable leases, net of nonrecourse loan payments related to leveraged and direct financing leases for the periods shown at December 31, 2007, are as follows:

		(dollars in millions)
Years	Capital Leases	Operating Leases
2008	$ 127	$ 29
2009	215	23
2010	136	16
2011	110	10
2012	110	9
Thereafter	2,392	16
Total	$ 3,090	$ 103

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense from continuing operations under operating leases amounted to $1,712 million in 2007, $1,608 million in 2006 and $1,458 million in 2005.

Amortization of capital leases is included in depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2007	2006
Capital leases	$ 329	$ 359
Accumulated amortization	(153)	(160)
Total	$ 176	$ 199

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2007, are as follows:

		(dollars in millions)
Years	Capital Leases	Operating Leases
2008	$ 75	$ 1,489
2009	63	1,276
2010	59	1,016
2011	55	756
2012	38	497
Thereafter	132	1,967
Total minimum rental commitments	422	$ 7,001
Less interest and executory costs	(110)
Present value of minimum lease payments	312
Less current installments	(46)
Long-term obligation at December 31, 2007	$ 266

As of December 31, 2007, the total minimum sublease rentals to be received in the future under noncancelable operating and capital subleases were $50 million and $22 million, respectively.

Note 11
Debt

Debt Maturing Within One Year

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2007	2006
Long-term debt maturing within one year	$ 2,564	$ 4,139
Commercial paper	390	3,576
Total debt maturing within one year	$ 2,954	$ 7,715

The weighted average interest rate for our commercial paper at December 31, 2007 and December 31, 2006 was 4.6% and 5.3%, respectively.

Capital expenditures (primarily acquisition and construction of network assets) are partially financed, pending long-term financing, through bank loans and the issuance of commercial paper payable within 12 months.

At December 31, 2007, we had approximately $6.2 billion of unused bank lines of credit (including a $6 billion three-year committed facility that expires in September 2009 and various other facilities totaling approximately $400 million). Certain of these lines of credit contain requirements for the payment of commitment fees.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

				(dollars in millions)
At December 31,	Interest Rates %	Maturities	2007	2006
Notes payable	4.00 – 8.23	2008 – 2037	$ 14,923	$ 14,805

Telephone subsidiaries – debentures	4.63 – 7.00	2008 – 2033	10,580	11,703
	7.15 – 7.63	2012 – 2032	850	1,275
	7.85 – 8.75	2010 – 2031	1,679	1,679

Other subsidiaries – debentures and other	6.46 – 8.75	2008 – 2028	2,450	2,977

Employee stock ownership plan loans – NYNEX debentures	9.55	2010	70	92

Capital lease obligations (average rate 6.8% and 8.0%)			312	360

Unamortized discount, net of premium			(97)	(106)
Total long-term debt, including current maturities			30,767	32,785
Less: debt maturing within one year			(2,564)	(4,139)
Total long-term debt			$ 28,203	$ 28,646

Notes Payable

In April 2007, Verizon issued $750 million of 5.50% notes due 2017, $750 million of 6.25% notes due 2037, and $500 million of floating rate notes due 2009 resulting in cash proceeds of $1,977 million, net of discounts and issuance costs.

In March 2007, Verizon issued $1,000 million of 13-month floating rate exchangeable notes with an original maturity of 2008. These notes are exchangeable periodically at the option of the note holder into similar notes until 2017.

In February 2007, Verizon utilized a $425 million floating rate vendor financing facility due 2013.

In February 2008, we issued $4,000 million of fixed rate notes, with varying maturities, that resulted in cash proceeds of $3,953 million, net of discounts and issuance costs.

Previously, Verizon issued $1,750 million in principal amount at maturity of floating rate notes due August 15, 2007. On January 8, 2007, we redeemed the remaining $1,580 million principal of the outstanding floating rate notes at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest through the date of redemption. The total payment on the date of redemption was approximately $1,593 million. Approximately $1,600 million of other borrowings were redeemed during 2007.

Telephone and Other Subsidiary Debt

During the fourth quarter of 2007, Verizon redeemed previously guaranteed $480 million 7.0% debentures, Series B, issued by Verizon New England Inc. due 2042 at par plus accrued and unpaid interest to the redemption dates. During the third quarter of 2007, $150 million Verizon Pennsylvania Inc. 7.375% notes matured and were repaid. During the second quarter of 2007, $125 million Verizon New England Inc. 7.65% notes and the $225 million Verizon South Inc. 6.125% notes matured and were repaid. During the first quarter of 2007, $150 million GTE Southwest Inc. 6.23% notes and the $275 million Verizon California Inc. 7.65% notes matured and were repaid. In addition, we redeemed $500 million of GTE Corporation 7.90% debentures due February 1, 2027 and $300 million Verizon South Inc. 7.0% debentures, Series F, due 2041 at par plus accrued and unpaid interest to the redemption dates. During the first quarter we recorded pretax charges of $28 million ($18 million after-tax) in connection with the early extinguishments of debt.

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

We recorded pretax charges of $26 million ($16 million after-tax) during the first quarter of 2006 resulting from the extinguishment of the debt assumed in connection with the completion of this merger.

Zero-Coupon Convertible Notes

The previously issued $5.4 billion zero-coupon convertible notes due 2021, which resulted in gross proceeds of approximately $3 billion, were redeemable at the option of the holders on May 15th in each of the years 2004, 2006, 2011 and 2016. On May 15, 2004, $3,292 million of principal amount of the notes ($1,984 million after unamortized discount) were redeemed. On May 15, 2006, we redeemed the remaining $1,375 million accreted principal of the remaining outstanding zero-coupon convertible principal. The total payment on the date of redemption was $1,377 million.

Guarantees

Verizon Global Funding had guaranteed the debt obligations of GTE Corporation (but not the debt of its subsidiary or affiliate companies) that were issued and outstanding prior to July 1, 2003. Verizon assumed this guarantee in connection with the 2006 merger of Verizon Global Funding into Verizon. As of December 31, 2007, $2,450 million principal amount of these obligations remained outstanding.

Verizon and NYNEX Corporation are the joint and several co-obligors of the 20-Year 9.55% Debentures due 2010 previously issued by NYNEX on March 26, 1990. As of December 31, 2007, $70 million principal amount of this obligation remained outstanding. NYNEX and GTE no longer issue public debt or file SEC reports.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all of our debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2007 are as follows:

Years	(dollars in million)
2008	$ 2,564
2009	2,966
2010	2,908
2011	2,671
2012	4,291
Thereafter	15,367

Note 12
Financial Instruments

Derivatives

The ongoing effect of SFAS No. 133 and related amendments and interpretations on our consolidated financial statements will be determined each period by several factors, including the specific hedging instruments in place and their relationships to hedged items, as well as market conditions at the end of each period.

Interest Rate Risk Management

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on LIBOR. These swaps hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value in our balance sheet as assets and liabilities and adjust debt for the change in its fair value due to changes in interest rates.

We also enter into interest rate derivatives to limit our exposure to interest rate changes. In accordance with the provisions of SFAS No. 133, changes in fair value of these cash flow hedges due to interest rate fluctuations are recognized in Accumulated Other Comprehensive Loss. Amounts recorded to Other Comprehensive Income related to these interest rate cash flow hedges for the years ended December 31, 2007, 2006 and 2005 were not material.

Net Investment Hedges

During 2007, we entered into foreign currency forward contracts to hedge a portion of our net investment in Vodafone Omnitel. Changes in fair value of these contracts due to Euro exchange rate fluctuations are recognized in Accumulated Other Comprehensive Loss and partially offset the impact of foreign currency changes on the value of our net investment. As of December 31, 2007, Accumulated Other Comprehensive Loss includes unrecognized losses of approximately $57 million ($37 million after-tax) related to these hedge contracts, which along with the unrealized foreign currency translation balance on the investment hedged, remain in Accumulated Other Comprehensive Loss until the investment is sold.

During 2005, we entered into zero cost Euro collars to hedge a portion of our net investment in Vodafone Omnitel. During 2005, our positions in the zero cost euro collars were settled. As of December 31, 2007 and 2006, Accumulated Other Comprehensive Loss includes unrecognized gains of $2 million in each year related to these hedge contracts, which along with the unrealized foreign currency translation balance of the investment hedged, remain in Accumulated Other Comprehensive Loss until the investment is sold.

Other Derivatives

On May 17, 2005, we purchased 43.4 million shares of MCI common stock under a stock purchase agreement that contained a provision for the payment of an additional cash amount determined immediately prior to April 9, 2006 based on the market price of Verizon’s common stock. Under SFAS No. 133, this additional cash payment was an embedded derivative which we carried at fair value and was subject to changes in the market price of Verizon stock. Since this derivative did not qualify for hedge accounting under SFAS No. 133, changes in its fair value were recorded in the consolidated statements of income in Other Income and (Expense), Net. As of December 31, 2006, this embedded derivative expired with no requirement for an additional cash payment to be made under the stock purchase agreement. During 2006 and 2005, we recorded pretax income of $4 million and $57 million, respectively, in connection with this embedded derivative.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, including lease receivables, and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions. The financial institutions have all been accorded high ratings by primary rating agencies. We limit the dollar amount of contracts entered into with any one financial institution and monitor our counterparties’ credit ratings. We generally do not give or receive collateral on swap agreements due to our credit rating and those of our counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

Fair Values of Financial Instruments

The tables that follow provide additional information about our significant financial instruments:

Financial Instrument	Valuation Method
Cash and cash equivalents and short-term investments	Carrying amounts

Short- and long-term debt (excluding capital leases)	Market quotes for similar terms and maturities or future cash flows discounted at current rates

Cost investments in unconsolidated businesses, derivative assets and liabilities and notes receivable	Future cash flows discounted at current rates, market quotes for similar instruments or other valuation models

	(dollars in millions)
At December 31,		2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Short- and long-term debt	$ 30,845	$ 32,380	$ 36,000	$ 37,165
Cost investments in unconsolidated businesses	315	315	270	270
Short- and long-term derivative assets	61	61	31	31
Short- and long-term derivative liabilities	57	57	10	10

Note 13
Earnings Per Share and Shareowners’ Investment

Earnings Per Share

The following table is a reconciliation of the numerators and denominators used in computing earnings per common share:

	(dollars and shares in millions, except per share amounts)
Years Ended December 31,	2007	2006	2005
Income Before Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change	$5,510	$5,480	$6,027
After-tax minority interest expense related to exchangeable equity interest	-	20	32
After-tax interest expense related to zero-coupon convertible notes	-	11	28
Income Before Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change – after assumed conversion of dilutive securities	$5,510	$5,511	$6,087

Weighted-average shares outstanding – basic	2,898	2,912	2,766
Effect of dilutive securities:
Stock options	4	1	5
Exchangeable equity interest	-	18	29
Zero-coupon convertible notes	-	7	17
Weighted-average shares outstanding – diluted	2,902	2,938	2,817

Earnings Per Common Share from Income Before Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change
Basic	$1.90	$1.88	$2.18
Diluted	$1.90	$1.88	$2.16

Certain outstanding options to purchase shares were not included in the computation of diluted earnings per common share because they were not dilutive, including approximately 170 million weighted-average shares during 2007, 228 million weighted-average shares during 2006 and 250 million shares during 2005.

The zero-coupon convertible notes were retired on May 15, 2006 and the exchangeable equity interest was converted on August 15, 2006 by issuing 29.5 million Verizon shares (see Notes 7 and 11).

Shareowners’ Investment

Our certificate of incorporation provides authority for the issuance of up to 250 million shares of Series Preferred Stock, $.10 par value, in one or more series, with such designations, preferences, rights, qualifications, limitations and restrictions as the Board of Directors may determine.

We are authorized to issue up to 4.25 billion shares of common stock.

On February 7, 2008, the Board of Directors replaced the prior share buy back program with a new program for the repurchase of up to 100 million shares of Verizon common stock through the earlier of February 28, 2011 or when the total number of shares repurchased under the new buy back program aggregates to 100 million.

During 2007, 2006 and 2005, we repurchased approximately 68 million, 50 million and 7.9 million common shares under programs previously authorized by the Board of Directors.

Note 14
Stock-Based Compensation

Refer to Note 1 for a discussion of the adoption of SFAS No. 123(R), which was effective January 1, 2006.

Verizon Communications Long Term Incentive Plan

The Verizon Communications Long Term Incentive Plan (the Plan), permits the granting of nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance shares, performance share units and other awards. The maximum number of shares for awards is 207 million.

Restricted Stock Units

The Plan provides for grants of restricted stock units (RSUs) that generally vest at the end of the third year after the grant. The RSUs are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon’s stock. Dividend equivalent units are also paid to participants at the time the RSU award is paid.

The following table summarizes Verizon’s Restricted Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2005	525	$ 36.75
Granted	6,410	36.06
Cancelled/Forfeited	(66)	36.07
Outstanding, December 31, 2005	6,869	36.12
Granted	9,116	31.88
Cancelled/Forfeited	(392)	35.01
Outstanding, December 31, 2006	15,593	33.67
Granted	6,779	37.59
Payments	(602)	36.75
Cancelled/Forfeited	(197)	34.81
Outstanding, December 31, 2007	21,573	34.80

Performance Share Units

The Plan also provides for grants of performance share units (PSUs) that generally vest at the end of the third year after the grant. The Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on Verizon’s Total Shareholder Return (TSR), as defined in the Plan, for a three-year performance cycle relative to the total shareholder returns of: the companies in the industry peer group (60% weight); and the companies in the Standard & Poor’s (S&P) 500 index (40% weight). All payments are subject to approval by the Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon’s stock as well as Verizon’s TSR relative to the peer group’s TSR and the S&P 500 TSR. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The following table summarizes Verizon’s Performance Share Unit activity:

(shares in thousands)	Performance Share Units	Weighted-Average Grant-Date Fair Value
Outstanding, January 1, 2005	10,079	$ 37.50
Granted	9,300	36.13
Cancelled/Forfeited	(288)	36.91
Outstanding, December 31, 2005	19,091	36.84
Granted	14,166	32.05
Payments	(3,607)	38.54
Cancelled/Forfeited	(1,227)	37.25
Outstanding, December 31, 2006	28,423	34.22
Granted	10,371	37.59
Payments	(5,759)	36.75
Cancelled/Forfeited	(900)	36.18
Outstanding, December 31, 2007	32,135	34.80

As of December 31, 2007, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $439 million and is expected to be recognized over a weighted-average period of approximately two years.

Verizon Wireless’s Long-Term Incentive Plan

The 2000 Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees and other participating affiliates of Verizon Wireless (the Partnership). The Wireless Plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. The aggregate number of VARs that may be issued under the Wireless Plan is approximately 343 million.

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

With the adoption of SFAS No. 123(R), the Partnership began estimating the fair value of VARs granted using a Black-Scholes option valuation model. The following table summarizes the assumptions used in the model during 2007:

Ranges
Risk-free rate	3.2% - 5.1%
Expected term (in years)	0.9 - 3.4
Expected volatility	18.1% - 23.4%
Expected dividend yield	n/a

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

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted-Average Grant-Date Fair Value
Outstanding rights, January 1, 2005	160,661	$ 15.63
Granted	10	14.85
Exercised	(47,964)	12.27
Cancelled/Forfeited	(3,784)	15.17
Outstanding rights, December 31, 2005	108,923	17.12
Exercised	(7,448)	13.00
Cancelled/Forfeited	(7,008)	23.25
Outstanding rights, December 31, 2006	94,467	16.99
Exercised	(30,848)	15.07
Cancelled/Forfeited	(3,207)	24.55
Outstanding rights, December 31, 2007	60,412	17.58

As of December 31, 2007, all VARs were fully vested.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in net income as reported was $750 million, $535 million and $359 million for 2007, 2006 and 2005, respectively.

Stock Options

The Verizon Long Term Incentive Plan provides for grants of stock options to employees at an option price per share of 100% of the fair market value of Verizon Stock on the date of grant. Each grant has a 10 year life, vesting equally over a three year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon’s stock option activity:

(shares in thousands)	Stock Options	Weighted Average Exercise Price
Outstanding, January 1, 2005	280,889	$ 46.18
Exercised	(1,133)	28.73
Cancelled/Forfeited	(19,996)	49.62
Outstanding, December 31, 2005	259,760	46.01
Exercised	(3,371)	32.12
Cancelled/Forfeited	(27,025)	43.72
Outstanding, December 31, 2006	229,364	46.48
Exercised	(33,079)	38.50
Cancelled/Forfeited	(21,422)	48.26
Options outstanding, December 31, 2007	174,863	47.78
Options exercisable, December 31,
2005	244,424	46.64
2006	225,067	46.69
2007	174,838	47.78

The following table summarizes information about Verizon’s stock options outstanding as of December 31, 2007:

		Stock Options Outstanding
Range of Exercise Prices	Shares (in thousands)	Weighted-Average Remaining Life	Weighted-Average Exercise Price
$ 20.00 – 29.99	27	4.7 years	$ 27.68
30.00 – 39.99	20,671	5.5	36.45
40.00 – 49.99	76,518	2.9	44.06
50.00 – 59.99	77,183	2.1	54.43
60.00 – 69.99	464	1.8	60.74
Total	174,863	2.9	47.78

The total intrinsic value was approximately $223 million for stock options outstanding as of December 31, 2007. The total intrinsic value for stock options exercised was $147 million, $10 million and $6 million, during 2007, 2006 and 2005, respectively.

The amount of cash received from the exercise of stock options was approximately $1,274 million, $101 million and $34 million for 2007, 2006 and 2005, respectively. The related tax benefits were not material.

The after-tax compensation expense for stock options was not material in 2007, and was $28 million and $53 million for 2006 and 2005, respectively.

Note 15
Employee Benefits

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory and include a limit on the Company’s share of cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans.

Refer to Note 1 for a discussion of the adoption of SFAS No. 158, which was effective December 31, 2006.

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

The following tables summarize benefit costs, as well as the benefit obligations, plan assets, funded status and rate assumptions associated with pension and postretirement health care and life insurance benefit plans:

Obligations and Funded Status

	(dollars in millions)
	Pension		Health Care and Life
At December 31,	2007	2006	2007	2006
Change in Benefit Obligations
Beginning of year	$ 34,159	$ 35,540	$ 27,330	$ 26,783
Service cost	442	581	354	356
Interest cost	1,975	1,995	1,592	1,499
Plan amendments	–	–	–	50
Actuarial (gain) loss, net	123	(282)	(409)	152
Benefits paid	(4,204)	(2,762)	(1,561)	(1,564)
Termination benefits	–	47	–	14
Acquisitions and divestitures, net	–	477	–	40
Settlements	–	(1,437)	–	–
End of year	$ 32,495	$ 34,159	$ 27,306	$ 27,330

Change in Plan Assets
Beginning of year	$ 41,509	$ 39,227	$ 4,303	$ 4,275
Actual return on plan assets	4,591	5,536	352	493
Company contributions	737	568	1,048	1,099
Benefits paid	(4,204)	(2,762)	(1,561)	(1,564)
Settlements	–	(1,437)	–	–
Acquisitions and divestitures, net	26	377	–	–
End of year	$ 42,659	$ 41,509	$ 4,142	$ 4,303

Funded Status
End of year	$ 10,164	$ 7,350	$ (23,164)	$ (23,027)

				(dollars in millions)
	Pension		Health Care and Life
At December 31,	2007	2006	2007	2006
Amounts recognized on the balance sheet
Noncurrent assets	$ 13,745	$ 12,058	$ –	$ –
Current liabilities	(130)	–	(360)	–
Noncurrent liabilities	(3,451)	(4,708)	(22,804)	(23,027)
Total	$ 10,164	$ 7,350	$ (23,164)	$ (23,027)
Amounts recognized in Accumulated Other Comprehensive Loss (Pre-tax)
Actuarial loss, net	$ 13	$ 1,428	$ 6,040	$ 6,799
Prior service cost	932	975	3,636	4,029
Total	$ 945	$ 2,403	$ 9,676	$ 10,828

Changes in benefit obligations were caused by factors including changes in actuarial assumptions and settlements.

The accumulated benefit obligation for all defined benefit pension plans was $31,343 million and $32,724 million at December 31, 2007 and 2006, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

		(dollars in millions)
At December 31,	2007	2006
Projected benefit obligation	$ 11,001	$ 11,495
Accumulated benefit obligation	10,606	11,072
Fair value of plan assets	8,868	8,288

Net Periodic Cost

The following table displays the details of net periodic pension and other postretirement costs:

						(dollars in millions)
			Pension			Health Care and Life
Years Ended December 31,	2007	2006	2005	2007	2006	2005
Service cost	$ 442	$ 581	$ 675	$ 354	$ 356	$ 358
Interest cost	1,975	1,995	1,959	1,592	1,499	1,467
Expected return on plan assets	(3,175)	(3,173)	(3,231)	(317)	(328)	(349)
Amortization of prior service cost	43	44	42	392	360	290
Actuarial loss, net	98	182	124	316	290	258
Net periodic benefit (income) cost	(617)	(371)	(431)	2,337	2,177	2,024
Termination benefits	–	47	11	–	14	1
Settlement loss	–	56	80	–	–	–
Curtailment (gain) loss and other, net	–	–	436	–	–	(332)
Subtotal	–	103	527	–	14	(331)
Total (income) cost	$ (617)	$ (268)	$ 96	$ 2,337	$ 2,191	$ 1,693

In 2005, as a result of changes in management retiree benefits, we recorded pretax expense of $430 million for pension curtailments and pretax income of $332 million for retiree medical curtailments (see Note 3 for additional information).

Termination benefits and settlement and curtailment losses of $94 million pertaining to the sale of Hawaii operations in 2005 were recorded in the consolidated statements of income in Sales of Businesses, Net.

Other changes in plan assets and benefit obligations recognized in other comprehensive income in 2007 are as follows:

	(dollars in millions)
	Pension		Health Care and Life
At December 31,	2007	2006	2007	2006
Other changes in plan assets and benefit obligations recognized in other comprehensive income (Pre-tax)
Actuarial (gain), net	$ (1,317)	$ –	$ (444)	$ –
Reversal of amortization items:
Prior service cost	(43)	–	(392)	–
Actuarial loss, net	(98)	–	(316)	–
Total recognized in other comprehensive income	$ (1,458)	$ –	$ (1,152)	$ –

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost over the next fiscal year are $39 million and $54 million, respectively. The estimated net loss and prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost over the next fiscal year are $268 million and $397 million, respectively.

Additional Information

As a result of the adoption of SFAS No. 158 in 2006, we no longer record an additional minimum pension liability. In prior years, as a result of changes in interest rates and changes in investment returns, an adjustment to the additional minimum pension liability was required for a number of plans, as indicated below. The adjustment in the liability was recorded as a charge or (credit) to Accumulated Other Comprehensive Loss, net of tax, in shareowners’ investment in the consolidated balance sheets. The Additional Minimum Pension Liability at December 31, 2006, was reduced by $809 million, ($526 million after-tax) based on the final measurement just prior to the adoption of SFAS No. 158. The remaining $396 million, ($262 million after-tax), was reversed as a result of the adoption of SFAS No. 158.

		(dollars in millions)
Years Ended December 31,	2007	2006	2005
Increase (decrease) in minimum liability included in other comprehensive income, net of tax	$ –	$ (526)	$ (51)

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life
At December 31,	2007	2006	2007	2006
Discount rate	6.50%	6.00%	6.50%	6.00%
Rate of future increases in compensation	4.00	4.00	4.00	4.00

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life
Years Ended December 31,	2007	2006	2005	2007	2006	2005
Discount rate	6.00%	5.75%	5.75%	6.00%	5.75%	5.75%
Expected return on plan assets	8.50	8.50	8.50	8.25	8.25	7.75
Rate of compensation increase	4.00	4.00	5.00	4.00	4.00	4.00

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

The assumed Health Care Cost Trend Rates follow:

	Health Care and Life
At December 31,	2007	2006	2005
Health care cost trend rate assumed for next year	10.00%	10.00%	10.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2013	2011	2010

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage-Point	Increase	Decrease
Effect on 2007 service and interest cost	$ 295	$ (234)
Effect on postretirement benefit obligation as of December 31, 2007	3,038	(2,512)

Plan Assets

Pension Plans

The weighted-average asset allocations for the pension plans by asset category follow:

At December 31,	2007	2006
Asset Category
Equity securities	59%	63%
Debt securities	18	16
Real estate	6	4
Other	17	17
Total	100%	100%

Equity securities include Verizon common stock of $127 million and $95 million at December 31, 2007 and 2006, respectively. Other assets include cash and cash equivalents (primarily held for the payment of benefits), private equity and investments in absolute return strategies.

Health Care and Life Plans

The weighted-average asset allocations for the other postretirement benefit plans by asset category follow:

At December 31,	2007	2006
Asset Category
Equity securities	74%	72%
Debt securities	21	21
Other	5	7
Total	100%	100%

There was no Verizon common stock held at the end of 2007 and 2006 in the health care and life plans.

This portfolio strategy emphasizes a long-term equity orientation, significant global diversification, the use of both public and private investments and professional financial and operational risk controls. Assets are allocated according to a long-term policy neutral position and held within a relatively narrow and pre-determined range. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors.

Cash Flows

In 2007, we contributed $612 million to our qualified pension plans, $125 million to our nonqualified pension plans and $1,048 million to our other postretirement benefit plans. We estimate required qualified pension plan contributions for 2008 to be approximately $350 million. We also anticipate $130 million in contributions to our non-qualified pension plans and $1,580 million to our other postretirement benefit plans in 2008.

Estimated Future Benefit Payments

The benefit payments to retirees, which reflect expected future service, are expected to be paid as follows:

			(dollars in millions)
	Pension Benefits	Health Care and Life Prior to Medicare Prescription Drug Subsidy	Expected Medicare Prescription Drug Subsidy
2008	$ 4,422	$ 1,925	$ 88
2009	3,665	2,036	99
2010	2,944	2,131	110
2011	2,921	2,205	120
2012	2,864	2,212	133
2013 – 2017	13,926	11,045	838

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2007, the number of unallocated and allocated shares of common stock in this ESOP were 4 million and 77 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $712 million, $669 million, and $499 million in 2007, 2006 and 2005, respectively.

Severance Benefits

The following table provides an analysis of our severance liability recorded in accordance with SFAS No. 112, Employers’ Accounting for Postemployment Benefits (SFAS No. 112):

(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2005	$ 753	$ 99	$ (251)	$ (5)	$ 596
2006	596	343	(383)	88	644
2007	644	743	(363)	–	1,024

The remaining severance liability is actuarially determined. The 2007 expense includes charges for the involuntary separation of approximately 9,000 employees, including approximately 4,000 during the fourth quarter of 2007 and 5,000 expected during 2008. In addition, the expense includes costs associated with higher assumed attrition beyond 2008. The 2006 expense includes charges for the involuntary separation of 4,100 employees (see Note 3).

Note 16
Income Taxes

The components of Income Before Provision for Income Taxes, Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change are as follows:

(dollars in millions)
Years Ended December 31,	2007	2006	2005
Domestic	$ 8,508	$ 7,000	$ 7,707
Foreign	984	1,154	741
	$ 9,492	$ 8,154	$ 8,448

The components of the provision for income taxes from continuing operations are as follows:

(dollars in millions)
Years Ended December 31,	2007	2006	2005
Current
Federal	$ 2,568	$ 2,364	$ 2,772
Foreign	461	141	81
State and local	545	421	661
	3,574	2,926	3,514
Deferred
Federal	397	(9)	(844)
Foreign	66	(45)	(55)
State and local	(48)	(191)	(187)
	415	(245)	(1,086)
Investment tax credits	(7)	(7)	(7)
Total income tax expense	$ 3,982	$ 2,674	$ 2,421

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2007	2006	2005
Statutory federal income tax rate	35.0%	35.0%	35.0%
Distributions from foreign investments	5.9	–	2.0
State and local income tax, net of federal tax benefits	3.4	1.8	3.6
Tax benefits from investment losses	(0.8)	(0.9)	(4.5)
Equity in earnings from unconsolidated businesses	(2.3)	(3.8)	(3.5)
Other, net	0.8	0.7	(3.9)
Effective income tax rate	42.0%	32.8%	28.7%

The effective income tax rate is the provision for income taxes as a percentage of income from continuing operations before the provision for income taxes. The effective income tax rate in 2007 compared to 2006 was higher primarily due to recording $610 million of foreign and domestic taxes and expenses specifically relating to our share of Vodafone Omnitel’s distributable earnings. Verizon received a net distribution from Vodafone Omnitel in December 2007 of approximately $2.1 billion and anticipates that it may receive an additional distribution from Vodafone Omnitel within the next twelve months. The 2007 rate was also increased due to higher state taxes in 2007 as compared to 2006, as well as greater benefits from foreign operations in 2006 compared to 2007. These increases were partially offset by lower expenses recorded for unrecognized tax benefits in 2007 as compared to 2006.

Our effective income tax rate in 2006 was higher than 2005 primarily as a result of favorable tax settlements and the recognition of capital loss carry forwards in 2005. These increases were partially offset by tax benefits from foreign operations and lower state taxes in 2006 compared to 2005.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax are shown in the following table:

(dollars in millions)
At December 31,	2007	2006
Employee benefits	$ 7,067	$ 7,788
Tax loss carry forwards	2,868	2,994
Uncollectible accounts receivable	400	455
Other – assets	422	903
	10,757	12,140
Valuation allowance	(2,671)	(2,600)
Deferred tax assets	8,086	9,540

Former MCI intercompany accounts receivable basis difference	1,977	2,003
Depreciation	7,045	7,617
Leasing activity	2,307	2,674
Wireless joint venture including wireless licenses	11,634	12,177
Other – liabilities	349	2,493
Deferred tax liabilities	23,312	26,964
Net deferred tax liability	$ 15,226	$ 17,424

Employee benefits deferred tax assets include $4,929 million and $5,590 million at December 31, 2007 and 2006, respectively, recognized in accordance with SFAS No. 158 (see Notes 1 and 15).

At December 31, 2007, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the United States amounted to approximately $900 million. We have not provided deferred taxes on these earnings because we intend that they will remain indefinitely invested outside of the United States. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

At December 31, 2007, we had net operating loss carry forwards for income tax purposes of approximately $3,600 million, expiring through 2026 in various foreign, state and local jurisdictions. The amount of tax loss carry forwards reflected as a deferred tax asset above has been reduced by approximately $1,017 million due to federal and state tax law limitations on utilization of net operating losses.

During 2007, the valuation allowance increased $71 million. Under current accounting guidelines, approximately $2.0 billion of the valuation allowance, if recognized, would be recorded as a reduction of goodwill.

FASB Interpretation No. 48

Effective January 1, 2007, we adopted FIN 48, which prescribes the recognition, measurement and disclosure standards for uncertainties in income tax positions. See Note 1 for a discussion of the impact to Verizon of adopting this new accounting pronouncement.

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

(dollars in millions)
Balance at January 1, 2007	$ 2,958
Additions based on tax positions related to the current year	141
Additions for tax positions of prior years	291
Reductions for tax positions of prior years	(420)
Settlements	(11)
Lapses of statutes of limitations	(76)
Balance at December 31, 2007	$ 2,883

Included in the total unrecognized tax benefits at December 31, 2007 is $1,245 million that, if recognized, would favorably affect the effective income tax rate. The remaining unrecognized tax benefits relate to temporary items that would not affect the effective income tax rate and uncertain tax positions resulting from prior acquisitions which, pursuant to current purchase accounting tax rules, would adjust goodwill.

We recognize any interest and penalties accrued related to unrecognized tax benefits in income tax expense. During the year ended December 31, 2007, we recognized approximately $154 million (after-tax) for the payment of interest and penalties. We had approximately $598 million (after-tax) and $444 million (after-tax) for the payment of interest and penalties accrued in the balance sheet at December 31, 2007 and January 1, 2007, respectively.

Verizon or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Company is generally no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2000. The Internal Revenue Service (IRS) is currently examining the Company’s U.S. income tax returns for years 2000 through 2003. As a large taxpayer, we are under continual audit by the IRS and other taxing authorities on numerous open tax positions. It is possible that the amount of the liability for unrecognized tax benefits could change by a significant amount during the next twelve month period. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

Note 17
Segment Information

Reportable Segments

On March 30, 2007, we completed the sale of our 52% interest in TELPRI. On February 12, 2007 we entered into an MOU to sell our interest in CANTV. On December 1, 2006, we closed the sale of Verizon Dominicana. Consequently, with these three transactions, we completed the disposition of our International segment. For further information concerning the disposition of the International segment, see Note 2.

On November 17, 2006, we completed the spin-off of our Information Services segment which included our domestic print and Internet yellow pages directories business. For further information concerning the disposition of the Information Services segment, see Note 2.

We now have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment income. Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, lease financing, and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-recurring or unusual nature. These adjustments include transactions that the chief operating decision makers exclude in assessing business unit performance due primarily to their non-recurring and/or non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results, since these items are included in the chief operating decision makers’ assessment of unit performance.

Our segments and their principal activities consist of the following:

Segment	Description
Wireline

Wireline communications services include voice, Internet access, broadband video and data, next generation IP network services, network access, long distance and other services. We provide these services to consumers, carriers, businesses and government customers both domestically and internationally in 150 countries.

Domestic Wireless	Domestic Wireless’s products and services include wireless voice, data products, and other value-added services and equipment sales across the United States.

The following table provides operating financial information for our two reportable segments:

(dollars in millions)
2007	Wireline	Domestic Wireless	Total Segments
External revenues	$ 49,059	$ 43,777	$ 92,836
Intersegment revenues	1,257	105	1,362
Total operating revenues	50,316	43,882	94,198
Cost of services and sales	25,220	13,456	38,676
Selling, general & administrative expense	11,236	13,477	24,713
Depreciation & amortization expense	9,184	5,154	14,338
Total operating expenses	45,640	32,087	77,727
Operating income	4,676	11,795	16,471
Equity in earnings of unconsolidated businesses	–	32	32
Other income and (expense), net	206	(3)	203
Interest expense	(2,032)	(251)	(2,283)
Minority interest	–	(5,053)	(5,053)
Provision for income taxes	(1,344)	(2,726)	(4,070)
Segment income	$ 1,506	$ 3,794	$ 5,300
Assets	$ 92,264	$ 83,755	$ 176,019
Plant, property and equipment, net	58,702	25,971	84,673
Capital expenditures	10,956	6,503	17,459

(dollars in millions)
2006	Wireline	Domestic Wireless	Total Segments
External revenues	$ 49,555	$ 37,930	$ 87,485
Intersegment revenues	1,173	113	1,286
Total operating revenues	50,728	38,043	88,771
Cost of services and sales	24,767	11,491	36,258
Selling, general & administrative expense	11,820	12,039	23,859
Depreciation & amortization expense	9,590	4,913	14,503
Total operating expenses	46,177	28,443	74,620
Operating income	4,551	9,600	14,151
Equity in earnings of unconsolidated businesses	–	19	19
Other income and (expense), net	250	4	254
Interest expense	(2,062)	(452)	(2,514)
Minority interest	–	(4,038)	(4,038)
Provision for income taxes	(1,114)	(2,157)	(3,271)
Segment income	$ 1,625	$ 2,976	$ 4,601
Assets	$ 92,274	$ 81,989	$ 174,263
Plant, property and equipment, net	57,031	24,659	81,690
Capital expenditures	10,259	6,618	16,877

(dollars in millions)
2005	Wireline	Domestic Wireless	Total Segments
External revenues	$ 36,628	$ 32,219	$ 68,847
Intersegment revenues	988	82	1,070
Total operating revenues	37,616	32,301	69,917
Cost of services and sales	15,813	9,393	25,206
Selling, general & administrative expense	8,210	10,768	18,978
Depreciation & amortization expense	8,801	4,760	13,561
Total operating expenses	32,824	24,921	57,745
Operating income	4,792	7,380	12,172
Equity in earnings of unconsolidated businesses	–	27	27
Other income and (expense), net	79	6	85
Interest expense	(1,701)	(601)	(2,302)
Minority interest	–	(2,995)	(2,995)
Provision for income taxes	(1,264)	(1,598)	(2,862)
Segment income	$ 1,906	$ 2,219	$ 4,125
Assets	$ 75,188	$ 76,729	$ 151,917
Plant, property and equipment, net	49,618	22,790	72,408
Capital expenditures	8,267	6,484	14,751

Reconciliation To Consolidated Financial Information

A reconciliation of the results for the operating segments to the applicable line items in the consolidated financial statements is as follows:

(dollars in millions)
	2007	2006	2005
Operating Revenues
Total reportable segments	$ 94,198	$ 88,771	$ 69,917
Impact of Hawaii (2005) and other operations sold (2006)	–	104	180
Corporate, eliminations and other	(729)	(693)	(579)
Consolidated operating revenues – reported	$ 93,469	$ 88,182	$ 69,518

Operating Expenses
Total reportable segments	$ 77,727	$ 74,620	$ 57,745
Merger integration costs (see Note 8)	178	232	–
Access line spin-off related charges (see Note 2)	84	–	–
Taxes on foreign distributions (see Note 6)	15	–	–
Verizon Center relocation (see Note 3)	–	184	(18)
Severance, pension and benefit charges, net (see Note 3)	772	425	157
Impact of Hawaii (2005) and other operations sold (2006) (see Note 2)	–	89	118
Sales of businesses net (see Note 2)	–	–	(530)
Lease impairment and other items (see Note 3)	–	–	125
Verizon Foundation contribution (see Note 2)	100	–	–
Corporate, eliminations and other	(985)	(741)	(660)
Consolidated operating expenses – reported	$ 77,891	$ 74,809	$ 56,937

(dollars in millions)
	2007	2006	2005
Net Income
Segment income – reportable segments	$ 5,300	$ 4,601	$ 4,125
Debt extinguishment costs (see Note 11)	–	(16)	–
Merger integration costs (see Note 8)	(112)	(146)	–
Sales of businesses and investments, net (see Note 2)	5	(541)	336
Extraordinary item (see Note 2)	(131)	–	–
Access line spin-off related charges (see Note 2)	(80)	–	–
Taxes on foreign distributions (see Note 6)	(610)	–	(206)
Cumulative effect of accounting change (see Note 1)	–	(42)	–
Verizon Center relocation, net (see Note 3)	–	(118)	8
Severance, pension and benefit charges (see Note 3)	(477)	(258)	(95)
Domestic print and Internet yellow pages directories business spin-off costs (see Note 2)	–	(101)	–
Lease impairment and other items (see Note 3)	–	–	(133)
Tax benefits (see Note 3)	–	–	336
Income from discontinued operations, net of tax (see Note 2)	72	1,398	1,370
Corporate and other	1,554	1,420	1,656
Consolidated net income – reported	$ 5,521	$ 6,197	$ 7,397

Assets
Total reportable segments	$ 176,019	$ 174,263	$ 151,917
Reconciling items	10,940	14,541	16,213
Consolidated assets	$ 186,959	$ 188,804	$ 168,130

Financial information for Wireline excludes the effects of Hawaii access lines and directory operations sold in 2005, in addition to the sale of non-strategic assets of the Wireline segment sold in the first quarter of 2007.

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

Geographic Areas

Our foreign investments are located principally in the Americas and Europe. Domestic and foreign operating revenues are based on the location of customers. Long-lived assets consist of plant, property and equipment (net of accumulated depreciation) and investments in unconsolidated businesses. The table below presents financial information by major geographic area:

(dollars in millions)
Years Ended December 31,	2007	2006	2005
Domestic
Operating revenues	$ 89,504	$ 84,731	$ 69,327
Long-lived assets	85,081	82,277	74,813

International
Operating revenues	3,965	3,451	191
Long-lived assets	3,585	4,947	2,776

Note 18
Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting shareowners’ investment that, under GAAP, are excluded from net income. Significant changes in the components of other comprehensive income (loss), net of income tax expense (benefit), are described below.

Foreign Currency Translation

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Foreign Currency Translation Adjustments:
Vodafone Omnitel	$ 397	$ 330	$ (590)
CANTV	412	–	(47)
Verizon Dominicana	–	786	(114)
Other international operations	29	80	(4)
	$ 838	$ 1,196	$ (755)

We sold our interest in CANTV during the second quarter of 2007. We sold our interest in Verizon Dominicana during the fourth quarter of 2006. See Note 2 for information on CANTV and Verizon Dominicana. The foreign currency translation adjustment in 2005 represents unrealized losses from the decline in the functional currencies of our investments in Vodafone Omnitel, Verizon Dominicana and CANTV.

Unrealized Gains (Losses) on Marketable Securities

The changes in Unrealized Gains (Losses) on Marketable Securities were as follows:

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Unrealized Gains (Losses) on Marketable Securities
Unrealized gains, net of taxes of $13, $30 and $10	$ 13	$ 79	$ 4
Less reclassification adjustments for gains realized in net income, net of taxes of $11, $13 and $14	(17)	(25)	(25)
Net unrealized gains (losses) on marketable securities	$ (4)	$ 54	$ (21)

Defined Benefit Pension and Postretirement Plans

During 2007, the change in defined benefit pension and postretirement plans of $1,948 million, net of taxes of $661 million, represents the change in the funded status of the plans in connection with the annual pension and postretirement valuation in accordance with SFAS No. 158. The funded status was impacted by changes in actuarial assumptions, asset performance and plan experience.

Accumulated Other Comprehensive Loss

The components of Accumulated Other Comprehensive Loss are as follows:

	(dollars in millions)
At December 31,	2007	2006
Foreign currency translation adjustments	$ 1,167	$ 329
Net unrealized losses on hedging	(10)	(11)
Unrealized gains on marketable securities	60	64
Defined benefit pension and postretirement plans	(5,723)	(7,671)
Other	–	(241)
Accumulated Other Comprehensive Loss	$ (4,506)	$ (7,530)

The foreign currency translation adjustments at December 31, 2007 were primarily comprised of unrealized gains in the value of our investment in Vodafone Omnitel as a result of the appreciation of the Euro.

Note 19
Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Depreciation expense	$ 13,036	$ 13,122	$ 12,171
Interest cost incurred	2,258	2,811	2,481
Capitalized interest	(429)	(462)	(352)
Advertising expense	2,463	2,271	1,844

Balance Sheet Information

	(dollars in millions)
At December 31,	2007	2006
Accounts Payable and Accrued Liabilities
Accounts payable	$ 4,491	$ 4,392
Accrued expenses	2,400	2,982
Accrued vacation, salaries and wages	4,828	3,575
Interest payable	473	614
Accrued taxes	2,270	2,757
	$ 14,462	$ 14,320
Other Current Liabilities
Advance billings and customer deposits	$ 2,476	$ 2,226
Dividends payable	1,266	1,199
Other	3,583	4,666
	$ 7,325	$ 8,091

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2007	2006	2005
Cash Paid
Income taxes, net of amounts refunded	$ 2,491	$ 3,299	$ 4,189
Interest, net of amounts capitalized	1,682	2,103	2,025

Supplemental Investing and Financing Transactions
Cash acquired in business combinations	17	2,361	–
Assets acquired in business combinations	589	18,511	635
Liabilities assumed in business combinations	154	7,813	35
Debt assumed in business combinations	–	6,169	9
Shares issued to Price to acquire limited partnership interest in VZ East (Note 7)	–	1,007	–

Other, net cash provided by operating activities – continuing operations primarily included the add back of the minority interest’s share of Verizon Wireless earnings, net of dividends paid to minority partners, of $3,953 million in 2007, $3,232 million in 2006 and $1,720 million in 2005.

Note 20
Commitments and Contingencies

Several state and federal regulatory proceedings may require our telephone operations to pay penalties or to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims which, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters, that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the Hicksville matter described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

During 2003, under a government-approved plan, remediation commenced at the site of a former Sylvania facility in Hicksville, New York that processed nuclear fuel rods in the 1950s and 1960s. Remediation beyond original expectations proved to be necessary and a reassessment of the anticipated remediation costs was conducted. A reassessment of costs related to remediation efforts at several other former facilities was also undertaken. In September 2005, the Army Corps of Engineers (ACE) accepted the Hicksville site into the Formerly Utilized Sites Remedial Action Program. This may result in the ACE performing some or all of the remediation effort for the Hicksville site with a corresponding decrease in costs to Verizon. To the extent that the ACE assumes responsibility for remedial work at the Hicksville site, an adjustment to a reserve previously established for the remediation may be necessary. Adjustments may also be necessary based upon actual conditions discovered during the remediation at any of the sites requiring remediation.

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

Subsequent to the sale of Verizon Information Services Canada in 2004, we continue to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, despite the subsequent sale of Verizon Information Services Canada and the spin-off of our domestic print and Internet yellow pages directories business. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated since a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset each other. In addition, performance under the guarantee is not likely.

As of December 31, 2007, letters of credit totaling $225 million were executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

We have several commitments primarily to purchase network services, equipment and software from a variety of suppliers totaling $844 million. Of this total amount, $613 million, $137 million, $51 million, $28 million, $5 million and $10 million are expected to be purchased in 2008, 2009, 2010, 2011, 2012 and thereafter, respectively.

Note 21
Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)

			Income Before Discontinued Operations, Extraordinary Item and Cumulative Effect of Accounting Change
Quarter Ended	Operating Revenues	Operating Income	Amount	Per Share- Basic	Per Share- Diluted	Net Income
2007
March 31	$ 22,584	$ 3,796	$ 1,484	$ .51	$ .51	$ 1,495
June 30	23,273	4,149	1,683.58		.58	1,683
September 30	23,772	4,210	1,271.44		.44	1,271
December 31	23,840	3,423	1,072.37		.37	1,072

2006
March 31	$ 21,231	$ 3,175	$ 1,282	$ .44	$ .44	$ 1,632
June 30	21,886	3,217	1,263.43		.43	1,611
September 30	22,459	3,537	1,545.53		.53	1,922
December 31	22,606	3,444	1,390.48		.48	1,032

•

Results of operations for the first quarter of 2007 include after-tax charges of $9 million for merger integration costs, $131 million for an extraordinary charge related to the nationalization of CANTV, a $70 million after-tax gain on the sale of our interest in TELPRI and a $65 million after tax contribution to the Verizon Foundation.

•	Results of operations for the second quarter of 2007 include after-tax charges of $17 million for merger integration costs.

•

Results of operations for the third quarter of 2007 include after-tax charges of $28 million for merger integration costs, $44 million related to access line spin-off charges and $471 million associated with taxes on foreign distributions.

•

Results of operations for the fourth quarter of 2007 include after-tax charges of $58 million for merger integration costs, $36 million related to access line spin-off charges, $139 million associated with taxes on foreign distributions, and $477 million for severance, pension and other charges.

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

•

Results of operations for the fourth quarter of 2006 include after-tax charges of $47 million for merger integration costs, $30 million for costs associated with the relocation to Verizon Center, $55 million for severance, pension and benefits charges, $541 million for the loss on sale of Verizon Dominicana included in discontinued operations, and $101 million for costs associated with the spin-off of our directories publishing business.

Income before discontinued operations per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.