Form 10-K, Exhibit 13
period 2010-12-31
VERIZON COMMUNICATIONS INC
filed 2011-02-28
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries – As Adjusted*

	(dollars in millions, except per share amounts)
	2010	2009	2008	2007	2006
Results of Operations
Operating revenues	$106,565	$107,808	$97,354	$93,469	$88,182
Operating income	14,645	15,978	2,612	17,816	17,137
Income (loss) before discontinued operations, extraordinary item and cumulative effect of accounting change attributable to Verizon	2,549	4,894	(2,193)	7,201	7,763
Per common share – basic	.90	1.72	(.77)	2.48	2.67
Per common share – diluted	.90	1.72	(.77)	2.48	2.64
Net income (loss) attributable to Verizon	2,549	4,894	(2,193)	7,212	8,480
Per common share – basic	.90	1.72	(.77)	2.49	2.91
Per common share – diluted	.90	1.72	(.77)	2.49	2.89
Cash dividends declared per common share	1.925	1.870	1.780	1.670	1.620
Net income attributable to noncontrolling interest	7,668	6,707	6,155	5,053	4,038

Financial Position
Total assets	$220,005	$226,907	$202,185	$186,942	$189,072
Debt maturing within one year	7,542	7,205	4,993	2,954	7,715
Long-term debt	45,252	55,051	46,959	28,203	28,646
Employee benefit obligations	28,164	32,622	32,512	29,960	30,779
Noncontrolling interest	48,343	42,761	37,199	32,266	28,310
Equity attributable to Verizon	38,569	41,382	41,592	50,580	48,830

•	Significant events affecting our historical earnings trends in 2008 through 2010 are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

•	2007 data includes sales of business, severance, pension and benefit charges, merger integration costs, and other items.

•	2006 data includes sales of business, severance, pension and benefit charges, merger integration costs, as well as relocation charges and other items.

* During 2010, we retrospectively changed our method of accounting for benefit plans as described in Note 1 to the consolidated financial statements. As a result, all prior periods have been adjusted.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon,

S&P 500 Telecommunications Services Index and S&P 500 Stock Index

	At December 31,
Data Points in Dollars	2005	2006	2007	2008	2009	2010
Verizon	100.0	134.6	164.3	134.6	139.8	172.1
S&P Telecom Services	100.0	136.7	152.9	106.3	115.8	137.8
S&P 500	100.0	115.8	122.1	77.0	97.3	112.0

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period, adjusted for the spin-off of our local exchange business and related landline activities in predominantly rural areas in 14 states, completed in 2010, and in Maine, New Hampshire and Vermont, completed in 2008, and our domestic yellow pages directories business, completed in 2006. It assumes $100 was invested on December 31, 2005, with dividends reinvested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations – As Adjusted

During the fourth quarter of 2010, Verizon retrospectively changed its method of accounting for benefit plans as described in Note 1 to the consolidated financial statements. As a result, all prior periods have been adjusted. As part of this change to our method of accounting, the service cost and the amortization of prior service costs, which are representative of the benefits earned by active employees during the period, will continue to be allocated to the segment in which the employee is employed, while interest cost and expected return on assets will now be recorded at the Corporate level. The recognition of actuarial gains and losses will also be recorded at the Corporate level.

In addition, in order to comply with regulatory conditions related to the acquisition of Alltel in January 2009, Verizon Wireless divested certain overlapping properties during the first half of 2010. On July 1, 2010, certain of Verizon’s local exchange business and related landline activities were spun off. During the second quarter of 2010, we recorded a non-cash adjustment primarily to adjust wireless data revenues.

Accordingly, Domestic Wireless and Wireline results from these operations as well as the deferred revenue adjustment have been reclassified to Corporate and Other to reflect comparable segment operating results consistent with the information regularly reviewed by our chief operating decision maker.

We have adjusted prior-period consolidated and segment information, where applicable, to conform to current year presentation.

Overview

Verizon Communications Inc. (Verizon, or the Company), is one of the world’s leading providers of communications services. Our domestic wireless business, operating as Verizon Wireless, provides wireless voice and data products and services across the United States using one of the most extensive and reliable wireless networks. Our wireline business provides communications products and services, including voice, broadband data and video services, network access, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We have a highly diverse workforce of approximately 194,400 employees as of December 31, 2010.

In the sections that follow, we provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and discuss our results of operations, financial position and sources and uses of cash. In addition, we highlight key trends and uncertainties to the extent practicable. We also monitor several key economic indicators, as well as the state of the economy in general, primarily in the United States, where the majority of our operations are located for purposes of evaluating our operating results and assessing the potential impacts of these factors on our businesses. While most key economic indicators, including gross domestic product, affect our operations to some degree, we historically have noted higher correlations to non-farm employment, personal consumption expenditures and capital spending, as well as more general economic indicators such as inflationary or recessionary trends and housing starts.

During 2010, we faced the challenges posed by a global economic downturn and continued to increase revenues in our growth businesses, increase free cash flow, and make strategic investments in wireless, broadband, global connectivity and video. At the same time, we took significant actions to improve our cost structure, in part by reaching agreements with certain unions on temporary enhancements and addressing future profitability as described below.

During the second quarter of 2010, as a condition of the regulatory approvals by the Department of Justice (DOJ) and the Federal Communications Commission (FCC) to complete the acquisition of Alltel Corporation (Alltel) in January 2009, Verizon Wireless divested overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). The Verizon Wireless customer base was reduced by approximately 2.1 million customers, after certain adjustments. In July 2010, the Company spun-off to its stockholders a subsidiary of Verizon (Spinco) which held defined assets and liabilities of the local exchange business and related landline activities of Verizon in predominantly rural areas in 14 states. Immediately following the spin-off, Spinco merged with Frontier Communications Corporation (Frontier) pursuant to a definitive agreement with Frontier. This transaction further focused Verizon’s asset base around its fastest growing businesses – wireless, FiOS and other broadband development and global IP networks. (See “Acquisitions and Divestitures.”)

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect our focus on the following strategic imperatives:

Revenue Growth – To generate revenue growth we are devoting our resources to higher growth markets, such as the wireless voice and data markets, the broadband and video markets, and the provision of strategic services to business markets, rather than to the traditional wireline voice market. During 2010, consolidated revenue decreased 1.2% compared to 2009 primarily due to the sale of divested operations as well as lower revenue in the Wireline segment resulting from switched access line losses and decreased minutes of use (MOUs), partially offset by higher revenues in our growth markets. We continue to develop and market innovative product bundles to include local, long distance, wireless, broadband data and video services for consumer, business and government customers. We anticipate that these efforts will help counter the effects of competition and technology substitution that have resulted in access line losses, and enable us to grow consolidated revenues.

Market Share Gains – In our wireless business, our goal is to continue to be the market leader in providing wireless voice and data communication services in the United States. As the demand for wireless data services grows, we continue to increase our data revenues by expanding our penetration of data services as a result of increased sales of smartphone and other data-capable devices. In 2010, we launched our fourth-generation (4G) Long-Term Evolution technology (LTE) network in 38 major metropolitan areas and more than 60 commercial airports in the United States. We expect to deploy 4G LTE in an additional 140 markets by the end of 2011 and in virtually our entire current 3G network footprint by the end of 2013. In our wireline business, our goal is to become the leading provider of communications products and services in each of the markets in which we operate. We are focused on providing the highest network reliability and innovative products and services. During 2010, we invested $16.5 billion in capital expenditures.

In Domestic Wireless:

•	as of December 31, 2010 compared to 2009, total customers increased 5.6% to 94.1 million; and

•	during 2010 compared to 2009, total data average revenue per customer per month (ARPU) increased by 17.3% to $17.73.

During 2010, in Wireline:

•	we added 232,000 net wireline broadband connections, including 796,000 net new FiOS Internet subscribers, for a total of 8.4 million connections, including 4.1 million FiOS Internet subscribers;

•	we added 722,000 net new FiOS TV subscribers, for a total of 3.5 million FiOS TV subscribers; and

•	total broadband and video revenues were approximately $6.8 billion.

As of December 31, 2010, we passed 15.6 million premises with our high-capacity fiber optics network operated under the FiOS service mark. With FiOS, we have created the opportunity to increase revenue per customer as well as improve Wireline profitability as the traditional fixed-line telephone business continues to decline due to customer migration to wireless, cable and other newer technologies.

We are also focused on gaining market share in our enterprise business through the deployment of strategic enterprise service offerings, including expansion of our Voice over Internet Protocol (VoIP) and international Ethernet capabilities, the introduction of video and web-based conferencing capabilities, and enhancements to our virtual private network portfolio. During 2010, revenues from strategic enterprise services grew 6.3% compared to 2009 and represent more than 42% of total Global Enterprise revenues.

Profitability Improvement – Our goal is to increase operating income and margins. Strong wireless data and FiOS revenue growth continue to positively impact operating results. In addition, while revenues in the business market continue to be affected by macro-economic pressures, we are seeing some signs of stability. If there is a sustained economic recovery, it should positively impact our revenue and profitability in future quarters. However, we remain focused on cost controls with the objective of driving efficiencies to offset business volume declines.

Operational Efficiency – While focusing resources on revenue growth and market share gains, we are continually challenging our management team to lower expenses, particularly through technology-assisted productivity improvements, including self-service initiatives. These and other efforts, such as real estate consolidation, call center routing improvements, a centralized shared services organization, and information technology and marketing efforts, have led to changes in our cost structure with a goal of maintaining and improving operating income margins. Through our deployment of the FiOS network, we expect to realize savings annually in our ongoing operating expenses as a result of efficiencies gained from fiber network facilities.

Customer Service – Our goal is to be the leading company in customer service in every market we serve. We view superior product offerings and customer service experiences as a competitive differentiator and a catalyst to growing revenues and gaining market share. We are committed to providing high-quality customer service and continually monitor customer satisfaction in all facets of our business. Verizon Wireless ranked highest among wireless providers in small to mid-sized business customer satisfaction in the J.D. Power and Associates 2010 U.S. Business Wireless Satisfaction Study released in June. During 2010, J.D. Power and Associates also ranked FiOS TV service with the “Highest in Residential Television Service Satisfaction in the East Region” in the J.D. Power and Associates 2010 Residential Television Service Satisfaction Study.

Performance and Values-Based Culture – We embrace a performance and values-based culture that demonstrates our commitment to integrity, respect, performance excellence, accountability, and putting our customers first. Our individual and team objectives are tied to Verizon’s strategic imperatives. Key objectives of our compensation programs are pay-for-performance and the alignment of executives’ and stockholders’ long-term interests. We also employ a highly diverse workforce, as respect for diversity is an integral part of Verizon’s culture and a critical element of our competitive success.

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

Customer and Operating Trends

In our Domestic Wireless segment, we expect to continue to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on customer demand for data services, and bringing our customers new ways of using wireless services in their daily lives. We expect that future customer growth will accelerate as a result of the introduction of new smartphones, including the iPhone 4, internet devices, such as tablets, and our suite of 4G LTE devices. We believe these devices will attract and retain higher value customers, contribute to continued increases in the penetration of data services and keep our device line-up competitive versus other wireless carriers. We expect future growth opportunities will be dependent on expanding the penetration of our data services, offering innovative wireless devices for both consumer and business customers, and increasing the number of ways that our customers can connect with our network and services.

In recent years, we have experienced continuing access line losses in our Wireline segment as customers have disconnected both primary and secondary lines and switched to alternative technologies, such as wireless, VoIP and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies.

Despite this challenging environment, we expect that key aspects of our wireline business will continue to grow by providing superior network reliability as we continue to offer innovative product bundles that include high-speed Internet access, digital television and local and long distance voice services, offering more robust IP products and services as well as accelerating our cloud computing strategy. We will continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and secular changes.

Operating Revenue

We expect to experience service revenue growth in our Domestic Wireless segment, primarily as a result of the growth of our customer base as well as continued data revenue growth driven by increased penetration of data services resulting from increased sales of smartphone and other data-capable devices. We expect that the introduction of new smartphones, including the iPhone 4, and our suite of 4G LTE devices will contribute to an increase in our average revenue per user (ARPU) for data. However, we expect to continue to experience sequential declines in our overall average voice revenue per user due to the ongoing impact of customers seeking to optimize the value of our voice plans. We expect that our future service revenue growth will be substantially derived from data revenue growth as we continue to expand the penetration of our wireless data offerings and increase our sales and usage of innovative wireless smartphone and other data-capable devices.

Although we have experienced declines in Domestic Wireless Equipment and other revenue as a result of a reduction in the number of wireless devices sold, we expect that sales of newly introduced devices will result in increased sales volume and an overall increase in revenues from device sales.

We expect broadband penetration to positively impact our Mass Markets revenue and subscriber base, but we expect to continue to experience declining revenues in our Wireline segment primarily due to access line losses as a result of wireless substitution and current economic conditions. We also expect to experience period to period declines in reported revenue due to the transaction with Frontier described above.

We expect continued expansion of strategic services revenue as we derive additional revenues from cloud, security and other solutions-based services and customers continue to migrate their services to Private IP and other strategic networking services.

Operating Costs and Expenses

We anticipate that our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment costs. We expect that the impact of these increased operating costs will cause a decline in our near-term Verizon Wireless Segment earnings before interest, taxes, depreciation and amortization (EBITDA) margins. However, we expect to continue to achieve other operating cost efficiencies through a number of cost savings initiatives to help control our overall operating costs. In addition, labor costs are expected to decrease in our Wireline segment as a result of headcount reductions, which will be partially offset by increased content costs for video in our growth businesses.

Capital Expenditures

Our 2011 capital program includes capital to fund advanced networks and services, including FiOS and LTE, the continued expansion of our core networks, including our IP and wireless Evolution-Data Optimized (EV-DO) networks, maintenance and support for our legacy voice networks and other expenditures. Additionally, during 2010 we substantially completed the initial FiOS deployment program. The amount and the timing of the Company’s capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are not subject to any agreement that would constrain our ability to control our capital expenditures by requiring material capital expenditures on a designated schedule or upon the occurrence of designated events. Capital expenditures declined in 2010 compared to 2009. We believe that we have sufficient discretion over the amount and timing of our capital expenditures on a company-wide basis that we can reasonably expect 2011 capital expenditures to be flat or lower than 2010.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support our strategic imperatives, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon’s Board of Directors increased the Company’s quarterly dividend by 2.6% during 2010, which was the fourth consecutive year in which we have raised our dividend. Net cash provided by operating activities for the year ended December 31, 2010 of $33.4 billion increased by $2.0 billion from $31.4 billion for the year ended December 31, 2009.

Other

We do not currently expect that legislative efforts relating to climate control will have a material adverse impact on our consolidated financial results or financial condition. We believe there may be opportunities for companies to increase their use of communications services, including those we provide, in order to minimize the environmental impact of their businesses.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight items of a non-operational nature that are not included in our segment results. We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Domestic Wireless and Wireline. In the “Segment Results of Operations” section, we review the performance of our two reportable segments.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, pension and other employee benefit related costs, lease financing, and divested operations and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance. We believe that this presentation assists users of our financial statements in better understanding our results of operations and trends from period to period.

In the following discussion, all prior period results have been adjusted to reflect the change in accounting for benefit plans (see Note 1 to the consolidated financial statements). Reclassifications have also been made primarily to reflect comparable operating results for the spin-off of our local exchange business and related landline activities in predominantly rural areas in 14 states, completed in 2010, and in Maine, New Hampshire and Vermont, completed in 2008, as well as sale of the Alltel Divestiture Markets.

Consolidated Revenues

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Domestic Wireless
Service revenue	$55,629	$52,046	$42,602	$3,583	6.9%	$9,444	22.2%
Equipment and other	7,778	8,279	6,696	(501)	(6.1)	1,583	23.6

Total	63,407	60,325	49,298	3,082	5.1	11,027	22.4
Wireline
Mass Markets	16,256	16,115	15,831	141	0.9	284	1.8
Global Enterprise	15,669	15,667	16,601	2	–	(934)	(5.6)
Global Wholesale	8,393	9,155	9,832	(762)	(8.3)	(677)	(6.9)
Other	909	1,514	2,059	(605)	(40.0)	(545)	(26.5)

Total	41,227	42,451	44,323	(1,224)	(2.9)	(1,872)	(4.2)
Corporate, eliminations and other	1,931	5,032	3,733	(3,101)	(61.6)	1,299	34.8

Consolidated Revenues	$106,565	$107,808	$97,354	$(1,243)	(1.2)	$10,454	10.7

2010 Compared to 2009

The decrease in Consolidated revenues during 2010 compared to 2009 was primarily due to the sale of divested operations and declines in revenues at our Wireline segment resulting from switched access line losses and decreased MOUs in traditional voice products, partially offset by higher revenues in our growth markets.

Corporate, eliminations and other during 2010 included a one-time non-cash adjustment of $0.2 billion primarily to reduce wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that will be earned and recognized in future periods. As the amounts involved were not material to the consolidated financial statements in the current or any previous reporting period, the adjustment was recorded during the second quarter of 2010 (see “Other Items”). In addition, the results of operations related to the divestitures included in Corporate, eliminations and other are as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Impact of Divested Operations
Operating revenues	$2,407	$5,297	$4,084
Cost of services and sales	574	1,288	1,076
Selling, general and administrative expense	665	1,356	895
Depreciation and amortization expense	413	884	916

The increase in Domestic Wireless’ revenues during 2010 compared to 2009 was primarily due to growth in service revenue. Service revenue increased during 2010 compared to 2009 primarily due to an increase in total customers since January 1, 2010, as well as continued growth in our data ARPU, partially offset by a decline in voice ARPU.

Total wireless data revenue was $19.6 billion and accounted for 35.1% of service revenue during 2010, compared to $15.6 billion and 29.9% during 2009. Total data revenue continues to increase as a result of the increased penetration of data offerings, in particular for e-mail and web services resulting in part from increased sales of smartphone and other data-capable devices. Voice revenue decreased as a result of continued declines in our voice ARPU, partially offset by an increase in the number of customers.

Equipment and other revenue decreased during 2010 compared to 2009 due to a decrease in the number of equipment units sold, which resulted from a decrease in customer gross additions.

The decrease in Wireline’s revenues during 2010 compared to 2009 was primarily due to lower Global Wholesale and Other revenue, partially offset by an increase in Mass Markets revenue. The decrease in Global Wholesale revenues during 2010 compared to 2009 was primarily due to decreased MOUs in traditional voice products, increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. The decrease in Other revenue during 2010 compared to 2009 was primarily due to reduced business volumes, including former MCI mass market customer losses. The increase in Mass Markets revenue during 2010 compared to 2009 was primarily driven by the expansion of consumer and business FiOS services (Voice, Internet and TV), which are typically sold in bundles, partially offset by the decline of local exchange revenues principally as a result of a decline in switched access lines. Global Enterprise revenues during 2010 compared to 2009 were essentially unchanged. Higher customer premises equipment and strategic networking revenues, were offset by lower local services and traditional circuit-based revenues.

2009 Compared to 2008

The increase in Consolidated revenues in 2009 compared to the similar period in 2008 was primarily due to the inclusion of the operating results of Alltel in our Wireless segment and higher revenues in our growth markets. These revenue increases were partially offset by declines in revenues at our Wireline segment due to switched access line losses and decreased MOUs in traditional voice products.

The increase in Domestic Wireless’ revenues in 2009 compared to the similar period in 2008 was primarily due to the inclusion of the operating results of Alltel and continued growth in service revenue. Service revenue in 2009 increased compared to the similar period in 2008 primarily due to an increase in net new customers, after conforming adjustments, which we acquired in connection with the acquisition of Alltel on January 9, 2009, as well as an increase in total customers from sources other than acquisitions. Total data revenue was $15.6 billion and accounted for 29.9% of service revenue in 2009, compared to $10.6 billion and 24.9%, respectively, during the similar period in 2008 because of increased use of Mobile Broadband, e-mail, and messaging.

Domestic Wireless’ equipment and other revenue increased during 2009 compared to the similar period in 2008 primarily due to an increase in the number of units sold, partially offset by a decrease in the average revenue per unit. Other revenues increased primarily due to the inclusion of the operating results of Alltel and an increase in our cost recovery rate.

The decrease in Wireline’s revenues in 2009 compared to 2008 was primarily driven by declines in Global Enterprise, Global Wholesale and Other revenue, partially offset by an increase in Mass Markets revenue. The decrease in Global Enterprise revenues in 2009 compared to the similar period in 2008 was primarily due to lower long distance and traditional circuit-based data revenues, and lower customer premise equipment combined with the negative effects of movements in foreign exchange rates versus the U.S. dollar. This decrease was partially offset by an increase in IP, managed network solutions and security solutions revenues. The decrease in Global Wholesale revenues in 2009 compared to the similar period in 2008 was primarily due to decreased MOUs in traditional voice products and continued rate compression due to competition in the marketplace. The decrease in revenues from other services during 2009 compared to 2008 was mainly due to the discontinuation of non-strategic product lines and reduced business volumes, including former MCI mass market customer losses. The increase in Mass Markets revenue in 2009 compared to the similar period in 2008 was primarily driven by the expansion of FiOS services (Voice, Internet and TV), partially offset by a decline in local exchange revenues principally due to switched access line losses.

Consolidated Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Cost of services and sales	$44,149	$44,579	$38,615	$(430)	(1.0)%	$5,964	15.4%
Selling, general and administrative expense	31,366	30,717	41,517	649	2.1	(10,800)	(26.0)
Depreciation and amortization expense	16,405	16,534	14,610	(129)	(0.8)	1,924	13.2

Consolidated Operating Expenses	$91,920	$91,830	$94,742	$90	0.1	$(2,912)	(3.1)

Consolidated operating expenses increased during 2010 compared to 2009 primarily due to increased expenses at Domestic Wireless as well as higher severance, pension and benefit charges. Consolidated operating expenses in 2010 were favorably impacted by the sale of divested operations and cost reduction initiatives at Wireline and Domestic Wireless. Consolidated operating expenses decreased during 2009 compared to 2008 primarily due to lower severance, pension and benefit charges, partially offset by increased expenses at Wireless, in part due to the acquisition of Alltel.

Severance, pension and benefit charges during 2010, 2009 and 2008 included pension settlement losses and remeasurement (gains) losses of $0.6 billion, ($1.4 billion) and $15.0 billion, respectively. See Note 1 to the consolidated financial statements regarding the change in accounting for benefit plans.

2010 Compared to 2009

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

Cost of services and sales decreased during 2010 compared to 2009 primarily due to the sale of the divested operations, lower headcount and productivity improvements at our Wireline and Domestic Wireless segments, partially offset by higher severance, pension and benefit charges recorded during 2010 and other non-operational charges noted in the table below as well as higher customer premise equipment and content costs. In addition, lower access costs at Wireline were primarily driven by management actions to reduce exposure to unprofitable international wholesale routes. Our FiOS TV and Internet cost of acquisition per addition also decreased in 2010 compared to 2009. Wireless network costs also increased as a result of an increase in local interconnection cost and increases in roaming costs.

Selling, General and Administrative Expense

Selling, general and administrative expense includes salaries and wages and benefits not directly attributable to a service or product; bad debt charges; taxes other than income taxes; advertising and sales commission costs; customer billing; call center and information technology costs; professional service fees; and rent and utilities for administrative space.

Selling, general and administrative expense increased during 2010 compared to 2009 primarily due to higher severance, pension and benefit charges which primarily included a pension and postretirement benefit plan remeasurement loss in 2010 compared to a remeasurement gain in 2009 as well as the charges in connection with an agreement reached with certain unions on temporary enhancements (see “Other Items”). In addition, the increase in Selling, general and administrative expense reflected higher sales commission expense at our Domestic Wireless segment in our indirect channel as a result of increases in both the average commission per unit, as the mix of units continues to shift toward data devices and more customers activating data service, and increased contract renewals in connection with equipment upgrades. Partially offsetting the increase was the sale of the divested operations and the impact of cost reduction initiatives in our Wireline segment. Selling, general and administrative expense during 2010 was also impacted by lower access line spin-off and merger integration related charges noted in the table below.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2010 compared to 2009. The decrease was primarily due to the sale of the divested operations partially offset by additions to the depreciable asset base. Depreciation and amortization expense during 2010 was also impacted by lower non-operational charges noted in the table below.

2009 Compared to 2008

Cost of Services and Sales

Consolidated cost of services and sales during 2009 increased compared to 2008 primarily due to higher severance, pension and benefits charges recorded during 2009 and other non-operational charges noted in the table below. Also contributing to the increases were higher wireless network costs, including the effects of operating an expanded wireless network as a result of the acquisition of Alltel, and increased costs of equipment. Additionally, we experienced increased costs associated with our growth businesses including higher content and customer acquisition costs. Also contributing to the increase were an increase in the numbers of both data and phone equipment units sold as well as an increase in the average cost per equipment unit. Partially offsetting these increases were reduced roaming costs realized by moving more traffic to our own network as a result of the acquisition of Alltel and declines due in part to lower headcount and productivity improvements at our Wireline segment.

Selling, General and Administrative Expense

Consolidated selling, general and administrative expense in 2009 decreased compared to 2008 primarily due to the pension and postretirement benefit plan remeasurement gain in 2009 compared to the remeasurement loss in 2008 noted in the table below. Partially offsetting the decrease were other non-operational charges noted in the table below as well as increased wireless salary and benefits as a result of a larger employee base after the acquisition of Alltel and higher sales commission in our indirect channel in Domestic Wireless, partially offset by the impact of cost reduction initiatives in our Wireline segment.

Depreciation and Amortization Expense

Depreciation and amortization expense in 2009 increased compared to 2008 mainly driven by depreciable property and equipment and finite-lived intangible assets acquired from Alltel, as well as growth in depreciable plant from capital spending partially offset by lower rates of depreciation. Depreciation and amortization expense in 2009 included merger integration costs related to the Alltel acquisition.

Non-operational Charges

Non-operational charges included in operating expenses were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Merger Integration and Acquisition Related Charges
Cost of services and sales	$376	$195	$24
Selling, general and administrative expense	389	442	150
Depreciation and amortization expense	102	317	–

Total	$867	$954	$174

Access Line Spin-off Related Charges
Cost of services and sales	$42	$38	$16
Selling, general and administrative expense	365	415	87

Total	$407	$453	$103

Severance, Pension and Benefit Charges
Cost of services and sales	$1,723	$1,443	$65
Selling, general and administrative expense	1,331	(3)	15,537

Total	$3,054	$1,440	$15,602

See “Other Items” for a description of non-operational items.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased 8.1% in 2010 compared to 2009 primarily due to lower earnings at Vodafone Omnitel N.V. (Vodafone Omnitel), which were primarily driven by the devaluation of the Euro versus the U.S. dollar.

Equity in earnings of unconsolidated businesses decreased 2.5% in 2009 compared to 2008 primarily due to higher income tax benefits recorded at Vodafone Omnitel during 2008 and the devaluation of the Euro versus the U.S. dollar. Partially offsetting the decrease were higher earnings at Vodafone Omnitel.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Interest income	$92	$75	$362	$17	22.7%	$(287)	(79.3)%
Foreign exchange gains (losses), net	5	–	(46)	5	nm	46	nm
Other, net	(43)	16	(33)	(59)	nm	49	nm

Total	$54	$91	$283	$(37)	(40.7)	$(192)	(67.8)

nm – not meaningful

Other income and (expense), net decreased during 2010 compared to 2009 primarily due to fees incurred during the third quarter of 2010 related to the early extinguishment of debt (see “Consolidated Financial Condition”). Partially offsetting the decrease was higher distributions from investments and foreign exchange gains at our international wireline operations.

Other income and (expense), net decreased during 2009 compared to 2008 primarily driven by lower interest income, in part due to lower invested balances. The investment in $4.8 billion of Alltel debt obligations acquired in 2008 was eliminated in consolidation beginning in January 2009, subsequent to the close of the Alltel transaction.

Interest Expense

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Total interest costs on debt balances	$3,487	$4,029	$2,566	$(542)	(13.5)%	$1,463	57.0%
Less capitalized interest costs	964	927	747	37	4.0	180	24.1

Total	$2,523	$3,102	$1,819	$(579)	(18.7)	$1,283	70.5

Average debt outstanding	$57,278	$64,039	$41,064
Effective interest rate	6.1%	6.3%	6.2%

Total interest costs on debt balances decreased during 2010 compared to 2009 primarily due to a $6.8 billion decline in average debt (see “Consolidated Financial Condition”). Interest costs during 2009 included fees related to the bridge facility that was entered into and utilized to complete the acquisition of Alltel, which contributed to the higher effective interest rate.

Total interest costs on debt balances increased during 2009 compared to 2008 primarily due to a $23 billion increase in the average debt levels. The increase in average debt outstanding compared to 2008 was primarily driven by borrowings to finance the acquisition of Alltel. The increase in capitalized interest costs during 2009 primarily related to capitalization of interest on wireless licenses under development for commercial service (see “Consolidated Financial Condition”).

Provision (Benefit) for Income Taxes

				(dollars in millions) Increase/(Decrease)
	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Provision (benefit) for income taxes	$2,467	$1,919	$(2,319)	$548	28.6%	$4,238	nm
Effective income tax rate	19.4%	14.2%	nm

nm – not meaningful

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

The effective income tax rate in 2010 increased to 19.4% from 14.2% in 2009. The increase was primarily driven by a one-time, non-cash income tax charge of $1.0 billion. The one-time non-cash income tax charge was a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act). Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies were already reflected in Verizon’s financial statements, this change required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. The increase was partially offset by higher earnings attributable to the noncontrolling interest.

During 2008, we recorded a pension and postretirement benefit plan remeasurement loss rendering the 2008 effective tax rate not meaningful. Excluding the tax impact of this actuarial loss in 2008, the effective income tax rate decreased in 2009 primarily driven by higher earnings attributable to the noncontrolling interest.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 13 to the consolidated financial statements.

Net Income Attributable to Noncontrolling Interest

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Net income attributable to noncontrolling interest	$7,668	$6,707	$6,155	$961	14.3%	$552	9.0%

The increase in Net income attributable to noncontrolling interest during 2010 compared to 2009, and 2009 compared to 2008 was due to higher earnings in our Domestic Wireless segment, which has a 45% noncontrolling partnership interest attributable to Vodafone.

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

Segment earnings before interest, taxes, depreciation and amortization (Segment EBITDA), which is presented below, is a non-GAAP measure and does not purport to be an alternative to operating income as a measure of operating performance. Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis, as it excludes the depreciation and amortization expenses related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to Verizon’s competitors. Segment EBITDA is calculated by adding back depreciation and amortization expense to segment operating income.

Verizon Wireless Segment EBITDA service margin, also presented below, is calculated by dividing Verizon Wireless Segment EBITDA by Verizon Wireless service revenues. Verizon Wireless Segment EBITDA service margin utilizes service revenues rather than total revenues. Service revenues exclude primarily equipment revenues in order to reflect the impact of providing service to the wireless customer base on an ongoing basis. Verizon Wireline EBITDA margin is calculated by dividing Wireline EBITDA by total Wireline revenues.

It is management’s intent to provide non-GAAP financial information to enhance the understanding of Verizon’s GAAP financial information, and it should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP measure. The non-GAAP financial information presented may be determined or calculated differently by other companies. You can find additional information about our segments in Note 14 to the consolidated financial statements.

Domestic Wireless

Our Domestic Wireless segment provides wireless voice and data services and equipment sales across the United States. This segment primarily represents the operations of the Verizon joint venture with Vodafone, operating as Verizon Wireless. We own a 55% interest in the joint venture and Vodafone owns the remaining 45%. All financial results included in the tables below reflect the consolidated results of Verizon Wireless excluding the results of operations of the Alltel Divestiture Markets through the date the divestitures were completed (see “Acquisitions and Divestitures”).

Operating Revenue and Selected Operating Statistics

				(dollars in millions, except ARPU) Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Service revenue	$55,629	$52,046	$42,602	$3,583	6.9%	$9,444	22.2%
Equipment and other	7,778	8,279	6,696	(501)	(6.1)	1,583	23.6

Total Operating Revenue	$63,407	$60,325	$49,298	$3,082	5.1	$11,027	22.4

Total customers (’000)	94,135	89,172	72,056	4,963	5.6	17,116	23.8
Retail customers (’000)	87,535	85,445	70,021	2,090	2.4	15,424	22.0

Total customer net additions (excluding acquisitions and divestitures) (’000)	4,839	5,656	5,779	(817)	(14.4)	(123)	(2.1)
Retail customer net additions (excluding acquisitions and divestitures) (’000)	1,977	4,369	5,752	(2,392)	(54.7)	(1,383)	(24.0)

Total churn rate	1.33%	1.41%	1.25%
Retail postpaid churn rate	1.02%	1.07%	0.96%

Service ARPU	$50.46	$50.53	$51.55	$(0.07)	(0.1)	$(1.02)	(2.0)
Retail service ARPU	51.56	50.89	51.84	0.67	1.3	(0.95)	(1.8)
Total data ARPU	17.73	15.11	12.85	2.62	17.3	2.26	17.6

2010 Compared to 2009

The increase in Domestic Wireless’ total operating revenue during 2010 compared to 2009 was primarily due to growth in service revenue.

Service revenue

Service revenue increased during 2010 compared to 2009 primarily due to an increase in total customers since January 1, 2010, as well as continued growth in our data ARPU, partially offset by a decline in voice ARPU.

The decline in retail customer net additions during 2010 compared to 2009 was due to a decrease in retail customer gross additions, as well as an increase in churn for our retail prepaid base in part attributable to a marketplace shift in customer activations during the first half of the year toward unlimited prepaid offerings of the type being sold by a number of resellers. Retail (non-wholesale) customers are customers who are directly served and managed by Verizon Wireless and who buy its branded services. However, we expect to continue to experience retail customer growth based on the strength of our product offerings and network service quality. Our total churn rate during 2010 compared to 2009 improved as a result of successful customer retention efforts. Churn is the rate at which customers disconnect individual lines of service.

Total customer net additions decreased during 2010 compared to 2009 due to the decline in retail customer net additions described above partially offset by the cumulative increase during the year in customer net additions from our reseller channel as a result of the marketplace shift in customer activations mentioned above.

Customers from acquisitions and adjustments at December 31, 2010 included approximately 106,000 net customers, after conforming adjustments, that we acquired in a transaction with AT&T. Customers from acquisitions at December 31, 2009 included approximately 11.4 million total customer net additions, after conforming adjustments and the impact of required divestitures, which resulted from our acquisition of Alltel on January 9, 2009.

Total data revenue was $19.6 billion and accounted for 35.1% of service revenue during 2010 compared to $15.6 billion and 29.9% during 2009. Total data revenue continues to increase as a result of the increased penetration of data offerings, in particular for e-mail and web services resulting in part from increased sales of smartphone and other data-capable devices. Voice revenue decreased as a result of continued declines in our voice ARPU, as discussed below, partially offset by an increase in the number of customers. We expect that total service revenue and data revenue will continue to grow as we grow our customer base, increase the penetration of our data offerings and increase the proportion of our customer base using smartphone and other data-capable devices.

The decline in service ARPU during 2010 compared to 2009 was due to a continued reduction in voice revenue per customer and the impact of changes in our customer mix as a result of increased reseller customer net additions, partially offset by an increase in data ARPU. Total voice ARPU declined $2.69, or 7.6%, due to the ongoing impact of customers seeking to optimize the value of our voice minute bundles. Total data ARPU increased as a result of continued growth and penetration of our data offerings, resulting in part from the above mentioned increase in sales of our smartphone and other data-capable devices. Retail service ARPU, the average revenue per user from retail customers, increased during 2010 due to increases in our penetration of data offerings, which more than offset declines in our voice revenues.

Equipment and Other Revenue

Equipment and other revenue decreased during 2010 compared to 2009 due to a decrease in the number of equipment units sold as a result of a decrease in customer gross additions.

2009 Compared to 2008

Domestic Wireless’ total operating revenue increased during 2009 compared to 2008 primarily due to the inclusion of the operating results of Alltel, as well as growth in our service revenue from sources other than the acquisition of Alltel.

Service revenue

Service revenue increased during 2009 compared to 2008 primarily due to the inclusion of service revenue as a result of the 11.4 million net new customers, after conforming adjustments and the impact of required divestitures, which we acquired in connection with the acquisition of Alltel. Since January 1, 2009, service revenue also increased as a result of an increase in total customers from sources other than customer acquisitions, as well as continued growth from data services.

The decline in retail customer net additions during 2009 compared to 2008 was due to an increase in churn partially offset by an increase in customer gross additions due to the expansion of our sales and distribution channels as a result of the acquisition of Alltel. The decrease in total customer net additions for 2009 was due to the above mentioned decline in retail customer net additions, partially offset by an increase in customer gross additions from our reseller channels, primarily during the fourth quarter of 2009. The increases in our total and retail postpaid churn rates were primarily a result of increased disconnections of Mobile Broadband service and business share lines, primarily attributable to economic conditions.

Total data revenue during 2009 was $15.6 billion and accounted for 29.9% of service revenue compared to $10.6 billion and 24.9% during 2008. Total data revenue continues to increase as a result of increased use of Mobile Broadband, e-mail and messaging.

Service ARPU and retail service ARPU declined during 2009 compared to 2008 due to the inclusion of customers acquired in connection with the acquisition of Alltel, as well as continued reductions in voice ARPU, partially offset by an increase in total data ARPU. Total voice ARPU declined $3.28, or 8.5% during 2009 compared to 2008 due to the on-going impact of bundled plans and increases in the proportion of customers on our Family Share plans as customers sought to optimize the value of our offerings. Total data ARPU increased by $2.26, or 17.6% during 2009 compared to 2008 as a result of the increased usage of our data services.

Customer acquisitions during 2008 included approximately 650,000 total customer net additions, after conforming adjustments, acquired from Rural Cellular Corporation (Rural Cellular). As a result of an exchange with AT&T consummated on December 22, 2008, Domestic Wireless transferred a net of approximately 122,000 total customers.

Equipment and Other Revenue

Equipment and other revenue increased during 2009 compared to 2008 primarily due to an increase in the number of both data and phone equipment units sold, partially offset by a decrease in the average revenue per unit. The increase in the number of equipment units sold was a result of both the increase in customer gross additions as well as an increase in the number of units sold to existing customers upgrading their wireless devices. Other revenues increased primarily due to the inclusion of the operating results of Alltel and an increase in our cost recovery rate.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Cost of services and sales	$19,245	$19,348	$15,660	$(103)	(0.5)%	$3,688	23.6%
Selling, general and administrative expense	18,082	17,309	14,273	773	4.5	3,036	21.3
Depreciation and amortization expense	7,356	7,030	5,405	326	4.6	1,625	30.1

Total Operating Expenses	$44,683	$43,687	$35,338	$996	2.3	$8,349	23.6

Cost of Services and Sales

Cost of services and sales decreased during 2010 compared to 2009 due to a decrease in the cost of equipment sales, partially offset by an increase in cost of services. Cost of equipment sales decreased by $0.6 billion primarily due to both a decrease in retail customer gross additions and cost reduction initiatives, partially offset by an increase in the average cost per unit. Cost of services increased due to higher wireless network costs driven by increases in local interconnection cost, as a result of both higher capacity needs from increases in data usage as well as costs incurred to transition to Ethernet facilities that will be used to support the LTE network. In addition, the increase in costs of services was impacted by higher roaming costs as a result of increased international roaming volumes, data roaming and roaming costs incurred in the Alltel Divestiture Markets, partially offset by synergies from moving traffic to our own network. Also contributing to higher wireless network costs during 2010 compared to 2009 was an increase in operating lease expense related to our network cell sites.

Cost of services and sales increased during 2009 compared to 2008 primarily due to higher wireless network costs including the effects of operating an expanded wireless network as a result of the acquisition of Alltel. This increase included network usage for voice and data services, use of data services and applications such as e-mail and messaging provided by third party vendors, operating lease expense related to a larger number of cell sites, as well as salary and benefits as a result of an increase in network-related headcount. These increases were partially offset by a decrease in roaming costs that was realized primarily by moving more traffic to our own network as a result of the acquisition of Alltel. Cost of equipment increased by $2.1 billion primarily due to the increase in the number of both data and phone equipment units sold as well as an increase in the average cost per equipment unit.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2010 compared to 2009 primarily due to an increase in sales commission expense in our indirect channel, as well as increases in other general and administrative expenses, partially offset by a decrease in advertising and promotional costs. Indirect sales commission expense increased $0.8 billion during 2010 compared to 2009 as a result of increases in both the average commission per unit, as the mix of units continues to shift toward data devices and more customers activate data service, and in contract renewals in connection with equipment upgrades. Other general and administrative expenses such as billing and data processing charges, non-income taxes, and bad debt expense increased primarily as a result of the growth of our customer base. Advertising and promotional costs decreased $0.2 billion during 2010 compared to 2009 primarily due to reductions in media spending.

Selling, general and administrative expense increased during 2009 compared to 2008 primarily due to a $0.9 billion increase in salary and benefits as a result of a larger employee base after the acquisition of Alltel, as well as an $0.8 billion increase in sales commission expense, primarily in our indirect channel as a result of increases in both equipment upgrades leading to contract renewals and customer gross additions, as well as an increase in the average commission per unit. We also experienced increases in other selling, general and administrative expenses primarily as a result of supporting a larger customer base as a result of our acquisition of Alltel.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2010 compared to 2009 primarily driven by growth in depreciable assets. Depreciation and amortization expense increased during 2009 compared to 2008 primarily driven by depreciable property and equipment and finite-lived intangible assets acquired from Alltel, including its customer lists, as well as growth in depreciable assets during 2009.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Segment Operating Income	$18,724	$16,638	$13,960	$2,086	12.5%	$2,678	19.2%
Add Depreciation and amortization expense	7,356	7,030	5,405	326	4.6	1,625	30.1

Segment EBITDA	$26,080	$23,668	$19,365	$2,412	10.2	$4,303	22.2

Segment operating income margin	29.5%	27.6%	28.3%
Segment EBITDA service margin	46.9%	45.5%	45.5%

The increases in Domestic Wireless’ Operating income and Segment EBITDA during 2010 and 2009, were primarily as a result of the impact of factors described above.

Non-recurring or non-operational items excluded from Domestic Wireless’ Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Merger integration and acquisition costs	$867	$954	$–
Impact of divested operations	(348)	(789)	–
Deferred revenue adjustment	235	(78)	(34)

	$754	$87	$(34)

Wireline

The Wireline segment provides customers with communication products and services, including voice, broadband video and data, network access, long distance, and other services, to residential and small business customers and carriers, as well as next-generation IP network services and communications solutions to medium and large businesses and government customers globally.

The following discussion reflects the impact related to the change in accounting for benefit plans (see Note 1 to the consolidated financial statements). Reclassifications have been made to reflect comparable operating results for the spin-off of the operations in the Frontier transaction, which we owned through June 30, 2010, and the spin-off of the local exchange business and related landline activities in Maine, New Hampshire and Vermont, which was completed on March 31, 2008 (see “Acquisitions and Divestitures”).

Operating Revenues and Selected Operating Statistics

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Mass Markets	$16,256	$16,115	$15,831	$141	0.9%	$284	1.8%
Global Enterprise	15,669	15,667	16,601	2	–	(934)	(5.6)
Global Wholesale	8,393	9,155	9,832	(762)	(8.3)	(677)	(6.9)
Other	909	1,514	2,059	(605)	(40.0)	(545)	(26.5)

Total Operating Revenues	$41,227	$42,451	$44,323	$(1,224)	(2.9)	$(1,872)	(4.2)

Switched access lines in service ('000)	26,001	28,323	31,370	(2,322)	(8.2)	(3,047)	(9.7)

Broadband connections ('000)	8,392	8,160	7,676	232	2.8	484	6.3
FiOS Internet subscribers ('000)	4,082	3,286	2,371	796	24.2	915	38.6
FiOS TV subscribers ('000)	3,472	2,750	1,849	722	26.3	901	48.7

Mass Markets

Mass Markets revenue includes local exchange (basic service and end-user access), long distance (including regional toll), broadband services (including high-speed Internet and FiOS Internet) and FiOS TV services for residential and small business subscribers.

2010 Compared to 2009

The increase in Mass Markets revenue during 2010 compared to 2009 was primarily driven by the expansion of consumer and business FiOS services (Voice, Internet and TV), which are typically sold in bundles, partially offset by the decline of local exchange revenues principally as a result of a decline in switched access lines as of December 31, 2010 compared to December 31, 2009, primarily as a result of competition and technology substitution. The majority of the decrease was sustained in the residential retail market, which experienced a 9.0% access line loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. Also contributing to the decrease was a decline of nearly 5.0% in small business retail access lines, primarily reflecting economic conditions, competition and a shift to both IP and high-speed circuits.

As we continue to expand the number of premises eligible to order FiOS services and extend our sales and marketing efforts to attract new FiOS subscribers, we have continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas. Our bundled pricing strategy allows us to provide competitive offerings to our customers and potential customers. As of December 31, 2010, we achieved penetration rates of 31.9% and 28.0% for FiOS Internet and FiOS TV, respectively, compared to penetration rates of 28.3% and 24.7% for FiOS Internet and FiOS TV, respectively, at December 31, 2009.

2009 Compared to 2008

The increase in Mass Markets revenue during 2009 compared to 2008 was primarily driven by the expansion of FiOS services (Voice, Internet and TV), partially offset by a decline in local exchange revenues principally due to a decline in switched access lines as of December 31, 2009 compared to December 31, 2008, primarily as a result of competition and technology substitution. The majority of the decrease was sustained in the residential retail market, which experienced a 10.5% access line loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. Also contributing to the decrease was a decline of nearly 6.2% in small business retail access lines, primarily reflecting economic conditions, competition and a shift to both IP and high-speed circuits.

As of December 31, 2009, we achieved penetration rates of 28.3% and 24.7% for FiOS Internet and FiOS TV, respectively, compared to penetration rates of 25.1% and 21.1% for FiOS Internet and FiOS TV, respectively, at December 31, 2008.

Global Enterprise

Global Enterprise offers voice, data and Internet communications services to medium and large business customers, multinational corporations, and state and federal government customers. In addition to traditional voice and data services, Global Enterprise offers managed and advanced products and solutions including IP services and value-added solutions that make communications more secure, reliable and efficient. Global Enterprise also provides managed network services for customers that outsource all or portions of their communications and information processing operations and data services such as private IP, private line, frame relay and asynchronous transfer mode (ATM) services, both domestically and internationally. In addition, Global Enterprise offers professional services in more than 30 countries supporting a range of solutions including network service, managing a move to IP-based unified communications and providing application performance support.

2010 Compared to 2009

Global Enterprise revenues were essentially unchanged during 2010 compared to 2009. Higher customer premises equipment and strategic networking revenues, were offset by lower local services and traditional circuit-based revenues. The increase in customer premises equipment and strategic networking revenue may indicate that companies are beginning to increase capital expenditures. Long distance revenues declined due to negative effects of the continuing global economic conditions and competitive rate pressures. In addition to increased customer premise equipment revenues, strategic enterprise services revenue increased $0.4 billion, or 6.3%, during 2010 compared to 2009 primarily due to higher information technology, security solution and strategic networking revenues. Strategic enterprise services continues to be Global Enterprise’s fastest growing suite of offerings. Traditional circuit-based services such as frame relay, private line and ATM services declined compared to the similar period last year as our customer base continues its migration to next generation IP services.

2009 Compared to 2008

The decrease in Global Enterprise revenues during 2009 compared to 2008 was primarily due to lower long distance and traditional circuit based data revenues and lower customer premises equipment revenue, combined with the negative effect of movements in foreign exchange rates versus the U.S. dollar. The decline in long distance revenue was driven by a 2.2% decline in MOUs compared to 2008, due to global economic conditions and competitive rate pressures, which adversely impacted our business customers. Traditional circuit based services such as frame relay, private line and ATM services declined compared to the similar period in 2008 as our customer base continued its migration to next generation IP services. Customer premises equipment revenue decreased approximately 6.7% compared to 2008 reflecting cautious investment decisions in the marketplace in response to the uncertain economic environment. Partially offsetting these declines was an increase of 14.6% in IP and security solutions revenues. Strategic enterprise services revenue increased 4.9% in 2009 compared to 2008.

Global Wholesale

Global Wholesale revenues are primarily earned from long distance and other carriers who use our facilities to provide services to their customers. Switched access revenues are generated from fixed and usage-based charges paid by carriers for access to our local network, interexchange wholesale traffic sold in the United States, as well as internationally destined traffic that originates in the United States. Special access revenues are generated from carriers that buy dedicated local exchange capacity to support their private networks. Wholesale services also include local wholesale revenues from unbundled network elements and interconnection revenues from competitive local exchange carriers and wireless carriers. A portion of Global Wholesale revenues are generated by a few large telecommunication companies, many of whom compete directly with us.

2010 Compared to 2009

The decrease in Global Wholesale revenues during 2010 compared to 2009 was primarily due to decreased MOUs in traditional voice products, increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and access line losses. Domestic wholesale lines declined by 9.0% as of December 31, 2010 compared to December 31, 2009 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution, as well as the continued level of economic pressure. Voice and local loop services declined during 2010 compared to 2009. Continuing demand for high-capacity, high-speed digital services was partially offset by lower demand for older, low-speed data products and services. As of December 31, 2010, customer demand, as measured in DS1 and DS3 circuits, for high-capacity and high-speed digital data services increased 4.6% compared to 2009.

2009 Compared to 2008

The decrease in Global Wholesale revenues during 2009 compared to 2008 was primarily due to decreased MOUs in traditional voice products, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and access line losses. Wholesale lines declined by 21.1% in 2009 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution as well as the continued level of economic pressure compared to a 20.1% decline in 2008. Changes in foreign exchange rates resulted in a revenue decline of approximately 1.0% in 2009 compared to 2008. Continuing demand for high-capacity, high-speed digital services was partially offset by lower demand for older, low-speed data products and services. As of December 31, 2009, customer demand, as measured in DS1 and DS3 circuits, for high-capacity and digital data services increased 2.2% compared to an increase of 5.1% in 2008.

The FCC regulates the rates charged to customers for interstate access services. See “Other Factors That May Affect Future Results – Regulatory and Competitive Trends – FCC Regulation” for additional information on FCC rulemaking concerning federal access rates, universal service and certain broadband services.

Other Revenues

Other revenues include such services as local exchange and long distance services from former MCI mass market customers, operator services, pay phone, card services and supply sales. The decrease in revenues from other services during 2010 compared to 2009 was primarily due to reduced business volumes, including former MCI mass market customer losses.

The decrease in revenues from other services during 2009 compared to 2008 was mainly due to the discontinuation of non-strategic product lines and reduced business volumes, including former MCI mass market customer losses.

Operating Expenses

				(dollars in millions)
				Increase (Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008
Cost of services and sales	$22,618	$22,693	$22,890	$(75)	(0.3)%	$(197)	(0.9)%
Selling, general and administrative expense	9,372	9,947	10,169	(575)	(5.8)	(222)	(2.2)
Depreciation and amortization expense	8,469	8,238	8,174	231	2.8	64	0.8

Total Operating Expenses	$40,459	$40,878	$41,233	$(419)	(1.0)	$(355)	(0.9)

Cost of Services and Sales

Cost of services and sales were essentially unchanged during 2010 compared to 2009. Decreases were primarily due to lower costs associated with compensation and installation expenses as a result of lower headcount and productivity improvements, as well as lower access costs driven mainly by management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes. In addition, our FiOS TV and Internet cost of acquisition per addition also decreased in 2010 compared to 2009. These declines were partially offset by higher customer premise equipment costs and content costs associated with continued FiOS subscriber growth. Our FiOS TV and FiOS Internet cost of acquisition per addition also decreased in 2010 compared to 2009.

Cost of services and sales in 2009 decreased compared to 2008, primarily due to lower costs associated with compensation, installation, repair and maintenance expenses as a result of fewer access lines, lower headcount and productivity improvements. Also contributing to the decreases were lower long distance MOUs and customer premise equipment costs, as well as favorable foreign exchange movements. Partially offsetting these decreases were higher content and customer acquisition costs associated with continued subscriber growth. Our FiOS TV and FiOS Internet cost of acquisition per addition also decreased in 2009 compared to 2008.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2010 compared to 2009 primarily due to the decline in compensation expense as a result of lower headcount and cost reduction initiatives, partially offset by higher gains on sales of assets in 2009. Selling, general and administrative expense in 2009 decreased compared to 2008 primarily due to the decline in compensation expense as a result of lower headcount and cost reduction initiatives, as well as favorable foreign exchange movements.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2010 compared to 2009 due to growth in depreciable telephone plant from capital spending. Depreciation and amortization expense in 2009 increased compared to 2008 primarily driven by growth in depreciable telephone plant from capital spending, partially offset by lower rates of depreciation as a result of changes in the estimated useful lives of certain asset classes.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2010	2009	2008	2010 vs. 2009		2009 vs. 2008

Segment Operating Income	$768	$1,573	$3,090	$(805)	(51.2)%	$(1,517)	(49.1)%
Add Depreciation and amortization expense	8,469	8,238	8,174	231	2.8	64	0.8

Segment EBITDA	$9,237	$9,811	$11,264	$(574)	(5.9)	$(1,453)	(12.9)

Segment operating income margin	1.9%	3.7%	7.0%
Segment EBITDA margin	22.4%	23.1%	25.4%

The decreases in Wireline’s Operating income and Segment EBITDA during 2010 and 2009 were primarily a result of the impact of factors described in connection with operating revenue and operating expenses above.

Non-recurring or non-operational items excluded from Wireline’s Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Severance, pension and benefit charges	$2,237	$2,253	$506
Access line spin-off and other charges	79	51	34
Merger integration costs	–	–	151
Impact of divested operations	(408)	(980)	(1,197)

	$1,908	$1,324	$(506)

Other Items

Severance, Pension and Benefit Charges

During 2010, we recorded net pre-tax severance, pension and benefits charges of $3.1 billion primarily in connection with an agreement we reached with certain unions on temporary enhancements to the separation programs contained in their existing collective bargaining agreements. These temporary enhancements were intended to help address a previously declared surplus of employees and to help reduce the need for layoffs. Accordingly, during 2010, we recorded severance, pension and benefits charges associated with the approximately 11,900 union-represented employees who volunteered for the incentive offer. These charges included $1.2 billion for severance for the 2010 programs mentioned above and a planned workforce reduction of approximately 2,500 employees in 2011. In addition, we recorded $1.3 billion for pension and postretirement curtailment losses and special termination benefits that were due to the workforce reductions, which caused the elimination of a significant amount of future service. Also, we recorded remeasurement losses of $0.6 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The remeasurement losses included $0.1 billion of pension settlement losses related to employees that received lump sum distributions, primarily resulting from our previously announced separation plans.

During 2009, we recorded net pre-tax severance, pension and benefits charges of $1.4 billion primarily for pension and postretirement curtailment losses and special termination benefits of $1.9 billion as workforce reductions caused the elimination of a significant amount of future service requiring us to recognize a portion of the prior service costs. These charges also included $0.9 billion for workforce reductions of approximately 17,600 employees; 4,200 of whom were separated during late 2009 and the remainder in 2010. Also, we recorded remeasurement gains of $1.4 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur.

During 2008, we recorded net pre-tax severance, pension and benefits charges of $15.6 billion primarily due to remeasurement losses of $15.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. These remeasurement losses included $0.5 billion of pension settlement losses related to employees that received lump sum distributions, primarily resulting from our previously announced separation plans. These severance, pension and benefit charges also included $0.5 billion for workforce reductions in connection with the separation of approximately 8,600 employees and related charges; 3,500 of whom were separated in the second half of 2008 and the remainder in 2009 and $0.1 billion for pension and postretirement curtailment losses and special termination benefits, that were due to the workforce reductions, which caused the elimination of a significant amount of future service.

Merger Integration and Acquisition Costs

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges primarily related to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

During 2009, we recorded pre-tax merger integration and acquisition charges of $1.2 billion. These charges primarily related to the Alltel acquisition and were comprised of trade name amortization, re-branding initiatives and handset conversions. The charges during 2009 were also comprised of transaction fees and costs associated with the acquisition, including fees related to the credit facility that was entered into and utilized to complete the acquisition.

In 2008, we recorded pre-tax charges of $0.2 billion, primarily comprised of systems integration activities and other costs related to re-branding initiatives, facility exit costs and advertising associated with the MCI acquisition.

Medicare Part D Subsidy Charges

Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies were already reflected in Verizon’s financial statements, this change required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. As a result, Verizon recorded a one-time, non-cash income tax charge of $1.0 billion in the first quarter of 2010 to reflect the impact of this change.

Dispositions

Access Line Spin-off and Other Charges

During 2010 and 2009, we recorded pre-tax charges of $0.5 billion and $0.2 billion, respectively, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction, and professional advisory and legal fees in connection with this transaction. Also included during 2010 are fees related to early extinguishment of debt. During 2009, we also recorded pre-tax charges of $0.2 billion for costs incurred related to our Wireline cost reduction initiatives.

During 2008, we recorded pre-tax charges of $0.1 billion for costs incurred related to network, non-network software, and other activities to enable the operations in Maine, New Hampshire and Vermont to operate on a stand-alone basis subsequent to the spin-off of our telephone access line operations in those states, and professional advisory and legal fees in connection with this transaction.

Alltel Divestiture Markets

During 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain on the excess of book over tax basis of the goodwill associated with the Alltel Divestiture Markets.

Investment Impairment Charges

During 2008, we recorded a pre-tax charge of $48 million related to an other-than-temporary decline in the fair value of our investments in certain marketable securities.

Other

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion, ($0.1 billion) and ($34 million) in 2010, 2009 and 2008, respectively, primarily to adjust wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that will be earned and recognized in future periods. Consolidated revenues in 2009 and 2008 were not affected as the amounts involved were not material to the consolidated financial statements.

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Cash Flows Provided By (Used In)
Operating activities	$33,363	$31,390	$27,452
Investing activities	(15,054)	(23,156)	(31,474)
Financing activities	(13,650)	(16,007)	12,651

Increase (Decrease) In Cash and Cash Equivalents	$4,659	$(7,773)	$8,629

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

Our available external financing arrangements include the issuance of commercial paper, credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. We currently have a shelf registration available for the issuance of up to $4.0 billion of additional unsecured debt or equity securities. We may also issue short-term debt through an active commercial paper program and have a $6.2 billion credit facility to support such commercial paper issuances.

Cash Flows From Operating Activities

Our primary source of funds continues to be cash generated from operations. Net cash provided by operating activities during 2010 increased by $2.0 billion compared to 2009 primarily due to higher operating cash flows at Domestic Wireless, changes in working capital related in part to management of inventory and the timing of tax payments. Partially offsetting these increases were lower operating cash flows at Wireline, as well as a lower net distribution from Vodafone Omnitel.

Net cash provided by operating activities in 2009 increased by $3.9 billion compared to the similar period in 2008 primarily driven by higher operating cash flows at Domestic Wireless resulting from the acquisition of Alltel, as well as a higher net distribution from Vodafone Omnitel. Partially offsetting the increase in net cash provided by operating activities were payments totaling $0.5 billion to settle the acquired Alltel interest rate swaps.

Cash Flows From Investing Activities

Capital Expenditures

Capital expenditures continue to be our primary use of capital resources as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. We are directing our capital spending primarily toward higher growth markets.

Capital expenditures, including capitalized software, were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008

Domestic Wireless	$8,438	$7,152	$6,510
Wireline	7,269	8,892	9,797
Other	751	828	826

	$16,458	$16,872	$17,133

Total as a percentage of total revenue	15.4%	15.7%	17.6%

During 2010, we continued to focus on increasing our return on capital expenditures by shifting capital more towards investing in the capacity of our wireless EV-DO networks and funding the build-out of our 4G LTE network. Accordingly, during 2010, capital expenditures at Domestic Wireless increased nearly $1.3 billion compared to 2009. The increase in capital expenditures at Domestic Wireless were more than offset by the decrease in capital expenditures at Wireline during 2010 compared to 2009 primarily due to lower capital expenditures related to FiOS.

The increase in capital expenditures at Domestic Wireless during 2009 compared to 2008 was primarily due to the incremental capital spending on the acquired Alltel properties, continued investment in our wireless EV-DO networks, and funding the development of our 4G LTE network. The decrease in capital expenditures at Wireline during 2009 was primarily due to the FiOS deployment plan, which included larger expenditures in 2008, as well as lower legacy spending requirements.

Dispositions

During 2010, we received cash proceeds of $2.6 billion in connection with the required divestitures of overlapping properties as a result of the acquisition of Alltel (see “Acquisitions and Divestitures”).

Acquisitions

During 2010, 2009 and 2008, we invested $1.4 billion, $6.0 billion and $15.9 billion, respectively, in acquisitions of licenses, investments and businesses. See “Other Consolidated Results” for the amounts of interest paid that were capitalized during 2010, 2009 and 2008.

•

On August 23, 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion.

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

Cash Flows From Financing Activities

During 2010 and 2009, net cash used in financing activities was $13.7 billion and $16.0 billion, respectively. During 2008, net cash provided by financing activities was $12.7 billion.

2010

During July 2010, Verizon received approximately $3.1 billion in cash in connection with the completion of the spin-off and merger of Spinco (see “Acquisitions and Divestitures”). This special cash payment was subsequently used to redeem $2.0 billion of 7.25% Verizon Communications Notes due December 2010 at a redemption price of 102.7% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption, as well as other short-term borrowings. During 2010, $0.3 billion of 6.125% and $0.2 billion of 8.625% Verizon New York Inc. Debentures, $0.2 billion of 6.375% Verizon North Inc. Debentures and $0.2 billion of 6.3% Verizon Northwest Inc. Debentures matured and were repaid. In addition, during 2010, Verizon repaid $0.2 billion of floating rate vendor financing debt.

During 2011, $0.5 billion of 5.35% Verizon Communications notes matured and were repaid and Verizon utilized $0.3 billion of a fixed rate vendor financing facility.

2009

During 2009, Verizon issued $1.8 billion of 6.35% Notes due 2019 and $1.0 billion of 7.35% Notes due 2039, resulting in cash proceeds of $2.7 billion, net of discounts and issuance costs, which was used to reduce our commercial paper borrowings, repay maturing debt and for general corporate purposes. In January 2009, Verizon utilized a $0.2 billion floating rate vendor financing facility. During 2009, we redeemed $0.1 billion of 6.8% Verizon New Jersey Inc. Debentures, $0.3 billion of 6.7% and $0.2 billion of 5.5% Verizon California Inc. Debentures and $0.2 billion of 5.875% Verizon New England Inc. Debentures. In April 2009, we redeemed $0.5 billion of 7.51% GTE Corporation Debentures. In addition, during 2009, $0.5 billion of floating rate Notes due 2009 and $0.1 billion of 8.23% Verizon Notes matured and were repaid.

2008

During 2008, we made debt repayments of approximately $2.6 billion which primarily included $0.2 billion of 5.55% Verizon Northwest Debentures, $0.3 billion of 6.9% and $0.3 billion of 5.65% Verizon North Inc. Debentures, $0.1 billion of 7.0% Verizon California Inc. Debentures, $0.3 billion of 6.0% Verizon New York Inc. Debentures, $0.3 billion of 6.46% GTE Corporation Debentures, $0.1 billion of 6.0% Verizon South Inc. Debentures, and $1.0 billion of 4.0% Verizon Communications Inc. Notes. As a result of the spin-off of our local exchange business and related activities in Maine, New Hampshire and Vermont, in March 2008, our net debt was reduced by approximately $1.4 billion.

In November 2008, Verizon issued $2.0 billion of 8.75% Notes due 2018 and $1.3 billion of 8.95% Notes due 2039, which resulted in cash proceeds of $3.2 billion net of discount and issuance costs. In April 2008, Verizon issued $1.3 billion of 5.25% Notes due 2013, $1.5 billion of 6.10% Notes due 2018, and $1.3 billion of 6.90% Notes due 2038, resulting in cash proceeds of $4.0 billion, net of discounts and issuance costs. In February 2008, Verizon issued $0.8 billion of 4.35% Notes due 2013, $1.5 billion of 5.50% Notes due 2018, and $1.8 billion of 6.40% Notes due 2038, resulting in cash proceeds of $4.0 billion, net of discounts and issuance costs. In January 2008, Verizon utilized a $0.2 billion fixed rate vendor financing facility.

Verizon Wireless

2010

On June 28, 2010, Verizon Wireless exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. In addition, during 2010 Verizon Wireless repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011 (Three-Year Term Loan Facility). No borrowings remain outstanding under this facility as of December 31, 2010 and this facility has been cancelled.

2009

During 2009, Verizon Wireless raised capital to fund the acquisition of Alltel.

•

On January 9, 2009, Verizon Wireless borrowed $12.4 billion under a $17.0 billion credit facility (Bridge Facility) in order to complete the acquisition of Alltel and repay a portion of the approximately $24 billion of Alltel debt assumed. Verizon Wireless used cash generated from operations and the net proceeds from the sale of the notes in private placements issued in February 2009, May 2009 and June 2009, which are described below to repay the borrowings under the Bridge Facility. The Bridge Facility and the commitments under the Bridge Facility have been terminated.

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

•	In June 2009, Verizon Wireless issued $1.0 billion aggregate principal amount of floating rate notes due 2011. As described above, during 2010 these notes were repaid.

•

In August 2009, Verizon Wireless repaid $0.4 billion of borrowings that were outstanding under the Three-Year Term Loan Facility, reducing the outstanding borrowings under this facility to $4.0 billion as of December 31, 2009. As described above, during 2010 this facility was repaid in full.

During November 2009, Verizon Wireless and Verizon Wireless Capital LLC, completed an exchange offer to exchange the privately placed notes issued in November 2008, and February and May 2009, for new notes with similar terms.

2008

In December 2008, Verizon Wireless and Verizon Wireless Capital LLC co-issued €0.7 billion of 7.625% notes due 2011, €0.5 billion of 8.750% notes due 2015 and £0.6 billion of 8.875% notes due 2018 resulting in net cash proceeds of $2.4 billion. In November 2008, Verizon Wireless and Verizon Wireless Capital LLC co-issued $3.5 billion aggregate principal amount of five-year and ten-year fixed rate notes in a private placement resulting in cash proceeds of $3.5 billion, net of discounts and issuance costs. These proceeds were used in connection with the acquisition of Alltel and the repayment of the Alltel debt that was assumed.

On September 30, 2008, Verizon Wireless and Verizon Wireless Capital LLC entered into the $4.4 billion Three-Year Term Loan Facility. On June 5, 2008, Verizon Wireless entered into a $7.6 billion 364-Day Credit Agreement which included a $4.8 billion term facility and a $2.8 billion delayed draw facility. On June 10, 2008, Verizon Wireless borrowed $4.8 billion under the 364-Day Credit Agreement in order to purchase Alltel debt obligations acquired in the second quarter of 2008 and, during the third quarter of 2008, borrowed $2.8 billion under the delayed draw facility to complete the purchase of Rural Cellular and to repay Rural Cellular’s debt and pay fees and expenses incurred in connection therewith. During 2008, the borrowings under the 364-Day Credit Agreement were repaid.

Other, net

The increase in Other, net financing activities during 2010 and 2009 was primarily driven by higher distributions to Vodafone, which owns a 45% noncontrolling interest in Verizon Wireless. In addition, Other, net financing activities during 2009 included the buyout of wireless partnerships in which our ownership interests increased as a result of the acquisition of Alltel.

Credit Facility and Shelf Registration

On April 14, 2010, we terminated all commitments under our previous $5.3 billion 364-day credit facility with a syndicate of lenders and entered into a new $6.2 billion three-year credit facility with a group of major financial institutions. As of December 31, 2010, the unused borrowing capacity under the three-year credit facility was approximately $6.1 billion.

The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

We have a shelf registration available for the issuance of up to $4.0 billion of additional unsecured debt or equity securities.

Verizon’s ratio of debt to debt combined with Verizon’s equity was 57.8% at December 31, 2010 compared to 60.1% at December 31, 2009.

Dividends Paid

During 2010, we paid $5.4 billion in dividends compared to $5.3 billion in 2009 and $5.0 billion in 2008. As in prior periods, dividend payments were a significant use of capital resources. The Verizon Board of Directors determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2010, the Board increased our quarterly dividend payment 2.6% to $.4875 per share from $.475 per share in the same period of 2009. During the third quarter of 2009 and 2008, the Board increased our dividend payments 3.3% and 7.0%, respectively.

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans.

On February 3, 2011, the Board of Directors replaced the current share buyback program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2014. The Board also determined that no additional shares were to be purchased under the prior program.

During the first quarter of 2009, we entered into a privately negotiated prepaid forward agreement for 14 million shares of Verizon common stock at a cost of approximately $0.4 billion. We terminated the prepaid forward agreement with respect to 5 million of the shares during the fourth quarter of 2009 and 9 million of the shares in the first quarter of 2010, which resulted in the delivery of those shares to Verizon.

There were no repurchases of common stock during 2010 and 2009. During 2008, we repurchased $1.4 billion of our common stock.

Credit Ratings

The debt securities of Verizon Communications and its subsidiaries continue to be accorded high ratings by the three primary rating agencies.

Although a one-level ratings downgrade would not be expected to significantly impact our access to capital, it could increase both the cost of refinancing existing debt and the cost of financing any new capital requirements. Securities ratings assigned by rating organizations are expressions of opinion and are not recommendations to buy, sell, or hold securities. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Covenants

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, pay taxes, maintain insurance with responsible and reputable insurance companies, preserve our corporate existence, keep appropriate books and records of financial transactions, maintain our properties, provide financial and other reports to our lenders, limit pledging and disposition of assets and mergers and consolidations, and other similar covenants.

We and our consolidated subsidiaries are in compliance with all debt covenants.

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2010 totaled $6.7 billion, a $4.7 billion increase compared to Cash and cash equivalents at December 31, 2009 for the reasons discussed above. Our Cash and cash equivalents at December 31, 2009 totaled $2.0 billion, a $7.8 billion decrease compared to Cash and cash equivalents at December 31, 2008 for the reasons discussed above.

Free Cash Flow

Free cash flow is a non-GAAP financial measure that management believes is useful to investors and other users of Verizon’s financial information in evaluating cash available to pay debt and dividends. Free cash flow is calculated by subtracting capital expenditures from net cash provided by operating activities. The following table reconciles net cash provided by operating activities to free cash flow:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Net cash provided by operating activities	$33,363	$31,390	$27,452
Less Capital expenditures (including capitalized software)	16,458	16,872	17,133

Free cash flow	$16,905	$14,518	$10,319

Employee Benefit Plan Funded Status and Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2010, contributions to our qualified pension plans were not significant. We contributed $0.2 billion and $0.3 billion in 2009 and 2008, respectively, to our qualified pension plans. We also contributed $0.1 billion, $0.1 billion and $0.2 billion to our nonqualified pension plans in 2010, 2009 and 2008, respectively.

During January 2011, we contributed $0.4 billion to our qualified pension plans. We do not expect to make additional qualified pension plan contributions during the remainder of 2011. Nonqualified pension contributions are estimated to be approximately $0.1 billion for 2011.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.2 billion, $1.6 billion and $1.2 billion to our other postretirement benefit plans in 2010, 2009 and 2008, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.5 billion in 2011.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of the portfolio along with telecommunications equipment, real estate property and other equipment. These leases have remaining terms up to 40 years as of December 31, 2010. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with generally accepted accounting principles. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2010. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$52,462	$7,467	$11,703	$4,653	$28,639
Capital lease obligations (see Note 8)	332	75	114	77	66

Total long-term debt, including current maturities	52,794	7,542	11,817	4,730	28,705
Interest on long-term debt (1)	35,194	3,143	5,375	4,265	22,411
Operating leases (see Note 8)	12,633	1,898	3,191	2,267	5,277
Purchase obligations (see Note 17) (2)	57,277	17,852	36,779	2,132	514
Income tax audit settlements (3)	208	208	–	–	–
Other long-term liabilities (4)	3,900	2,500	1,400	–	–

Total contractual obligations	$162,006	$33,143	$58,562	$13,394	$56,907

(1)	Items included in long-term debt with variable coupon rates are described in Note 9 to the consolidated financial statements.

(2)

The purchase obligations reflected above are primarily commitments to purchase equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future, but represent only those items for which we are contractually committed. We also purchase products and services as needed with no firm commitment. For this reason, the amounts presented in this table alone do not provide a reliable indicator of our expected future cash outflows or changes in our expected cash position (see Note 17 to the consolidated financial statements).

(3)

Income tax audit settlements include gross unrecognized tax benefits of $0.1 billion and related gross interest and penalties of $0.1 billion as determined under the accounting standard relating to the uncertainty in income taxes. We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $3.1 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 13 to the consolidated financial statements).

(4)	Other long-term liabilities include estimated postretirement benefit and qualified pension plan contributions (see Note 12 to the consolidated financial statements).

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses.

As of December 31, 2010, letters of credit totaling approximately $0.1 billion were executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

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

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2010, more than three-fourths in aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.1 billion. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2010 and 2009. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

	(dollars in millions)
At December 31, 2010	Fair Values	Fair Value assuming + 100 basis point shift	Fair Value assuming - 100 basis point shift
Long-term debt and related derivatives	$58,591	$55,427	$62,247

At December 31, 2009
Long-term debt and related derivatives	$66,042	$62,788	$69,801

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on London Interbank Offered Rate. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. Changes in the fair value of the interest rate swaps are recorded to Interest expense, which are offset by changes in the fair value of the debt due to changes in interest rates. The fair value of these contracts was $0.3 billion and $0.2 billion at December 31, 2010 and December 31, 2009, respectively, and are primarily included in Other assets and Long-term debt. As of December 31, 2010, the total notional amount of these interest rate swaps was $6.0 billion. During February 2011, we entered into interest rate swaps, designated as fair value hedges, with a notional amount of approximately $3.0 billion.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during 2010, we entered into forward interest rate swaps with a total notional value of $1.4 billion. We have designated these contracts as cash flow hedges. The fair value of these contracts was $0.1 billion at December 31, 2010 and the contracts are included in Other assets. On or before February 7, 2011, Verizon terminated these forward interest rate swaps.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars are recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive loss in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2010, our primary translation exposure was to the British Pound Sterling, the Euro and the Australian Dollar.

Cross Currency Swaps

Verizon Wireless has entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion British Pound Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of these swaps included primarily in Other assets was approximately $0.1 billion and $0.3 billion at December 31, 2010 and December 31, 2009, respectively. During 2010 and 2009, a pre-tax loss of $0.2 billion, and a pre-tax gain of $0.3 billion, respectively, was recognized in Other comprehensive income, a portion of which was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain on the underlying debt obligations.

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

Wireless Licenses

The carrying value of our wireless licenses was approximately $73.0 billion as of December 31, 2010. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. Our impairment test consists of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge is recognized. Our annual impairment tests for 2010, 2009 and 2008 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

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

Goodwill

At December 31, 2010, the balance of our goodwill was approximately $22.0 billion, of which $17.9 billion was in our Wireless segment and $4.1 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Domestic Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Domestic Wireless significantly exceeded its carrying value. The fair value of Wireline exceeded its carrying value. Accordingly, our annual impairment tests for 2010, 2009 and 2008 did not result in an impairment.

The fair value of the reporting unit is calculated using a market approach and a discounted cash flow method. The market approach includes the use of comparative multiples to corroborate discounted cash flow results. The discounted cash flow method is based on the present value of two components—projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The estimated cash flows are discounted using a rate that represents our WACC.

With regards to the Wireline goodwill valuation, a critical assumption includes the development of the WACC for use in our estimate of fair value. The WACC is based on current market conditions, including the equity-risk premium and risk-free interest rate. The projected WACC used in the estimate of fair value in future periods may be impacted by adverse changes in market and economic conditions, including risk-free interest rates, and are subject to change based on the facts and circumstances that exist at the time of the valuation, which may increase the likelihood of a potential future impairment charge related to Wireline goodwill. Reducing the calculated fair value of Wireline’s net assets by more than 20 percent would not have resulted in a potential goodwill impairment.

•

We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2010, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as the on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2010 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2010*
Pension plans discount rate	+0.50	$(1,341)
	-0.50	1,472

Rate of return on pension plan assets	+1.00	(256)
	-1.00	256

Postretirement plans discount rate	+0.50	(1,348)
	-0.50	1,494

Rate of return on postretirement plan assets	+1.00	(31)
	-1.00	31

Health care trend rates	+1.00	2,788
	-1.00	(2,303)

*

In determining its pension and other postretirement obligation, the Company used a 5.75% discount rate. The rate was selected to approximate the composite interest rates available on a selection of bonds available in the market at December 31, 2010. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.2 billion par outstanding).

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

•

Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. Depreciation expense on our local telephone operations is principally based on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in local telephone plant, less anticipated net salvage value, over the remaining asset lives. An increase or decrease of 50 basis points to the composite rates of this class of assets would result in an increase or decrease of approximately $0.6 billion to depreciation expense based on year-end plant balances at December 31, 2010. We depreciate other plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment that we depreciate on a straight line basis would result in a decrease to our 2010 depreciation expense of $1.0 billion and that a one-year decrease would result in an increase of approximately $1.2 billion in our 2010 depreciation expense.

Recent Accounting Standards

On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for multiple deliverable arrangements. This method allows a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists. Accordingly, the residual method of revenue allocation is no longer permissible. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for arrangements that include software elements. This update requires tangible products that contain software and non-software elements that work together to deliver the products’ essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

Other Factors That May Affect Future Results

Acquisitions and Divestitures

Terremark Worldwide, Inc.

On January 27, 2011, Verizon announced that it had entered into a definitive agreement to acquire all of the common stock of Terremark Worldwide, Inc., a global provider of IT infrastructure and cloud services, for $19 per share in cash (or approximately $1.4 billion). Terremark had approximately $0.5 billion of debt outstanding as of December 31, 2010. The acquisition, which is subject to the satisfaction of conditions, including the receipt of a regulatory approval, is expected to close in the first quarter of 2011. The acquisition will enhance Verizon’s offerings to governmental and large enterprise customers.

Access Lines Spin-offs

Frontier Transaction

On May 13, 2009, we announced plans to spin off a newly formed subsidiary of Verizon (Spinco) to our stockholders and for Spinco to merge with Frontier immediately following the spin-off pursuant to a definitive agreement with Frontier, with Frontier to be the surviving corporation.

On July 1, 2010, after receiving regulatory approval, we completed the spin-off of the shares of Spinco to Verizon stockholders and the merger of Spinco with Frontier, resulting in Verizon stockholders collectively owning approximately 68 percent of Frontier’s equity which was outstanding immediately following the merger. Frontier issued approximately 678.5 million shares of Frontier common stock in the aggregate to Verizon stockholders in the merger, and Verizon stockholders received one share of Frontier common stock for every 4.165977 shares of Verizon common stock they owned as of June 7, 2010. Verizon stockholders received cash in lieu of any fraction of a share of Frontier common stock to which they otherwise were entitled.

At the time of the spin-off and the merger, Spinco held defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those areas. The transactions did not involve any assets or liabilities of Verizon Wireless. The merger resulted in Frontier acquiring approximately 4 million access lines and certain related businesses from Verizon, which collectively generated revenues of approximately $4 billion for Verizon’s Wireline segment during 2009 and approximately $1.7 billion of revenue for Verizon’s Wireline segment during the six months ended June 30, 2010.

Pursuant to the terms of Verizon’s equity incentive plans, shortly following the closing of the spin-off and the merger, the number of outstanding and unvested restricted stock units (RSUs) and performance stock units (PSUs) held by current and former Verizon employees (including Verizon employees who became employees of Frontier in connection with the merger) was increased to reflect a number of additional units approximately equal to the cash value of the Frontier common stock that the holders of the RSUs and PSUs would have received with respect to hypothetical shares of Verizon common stock subject to awards under those plans. In addition, the exercise prices and number of shares of Verizon common stock underlying stock options to purchase shares of Verizon common stock previously granted to employees under equity incentive plans were adjusted pursuant to the terms of those plans to take into account the decrease in the value of Verizon common stock immediately following the spin-off and merger.

The total value of the transaction to Verizon and its stockholders was approximately $8.6 billion. Verizon stockholders received $5.3 billion in Frontier common stock (based on the valuation formula contained in the merger agreement with Frontier) as described above, and Verizon received $3.3 billion in aggregate value, comprised of $3.1 billion in the form of a special cash payment from Spinco and $0.3 billion in a reduction in Verizon’s consolidated indebtedness. During July 2010, Verizon used the proceeds from the special cash payment to reduce its consolidated indebtedness. The accompanying consolidated financial statements for the year ended December 31, 2010 include these operations prior to the completion of the spin-off on July 1, 2010. The spin-off decreased Total equity and Goodwill by approximately $1.9 billion and $0.6 billion, respectively.

On April 12, 2010, Spinco completed a financing of $3.2 billion in principal amount of notes. The gross proceeds of the offering were deposited into an escrow account. Immediately prior to the spin-off on July 1, 2010, the funds in the escrow account representing the net cash proceeds from the offering were released to Verizon. These proceeds are reflected in the consolidated statement of cash flows as Proceeds from access line spin-off.

FairPoint Transaction

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

Alltel Divestiture Markets

As a condition of the regulatory approvals by the DOJ and the FCC to complete the acquisition of Alltel in January 2009, Verizon Wireless was required to divest overlapping properties in 105 operating markets in 24 states. Total assets and total liabilities divested were $2.6 billion and $0.1 billion, respectively, principally comprised of network assets, wireless licenses and customer relationships that were included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the consolidated balance sheet at December 31, 2009.

On May 8, 2009, Verizon Wireless entered into a definitive agreement with AT&T Mobility, pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash. On June 9, 2009, Verizon Wireless entered into a definitive agreement with Atlantic Tele-Network, Inc. (ATN), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash. During the second quarter of 2010, Verizon Wireless completed both transactions.

Other

On August 23, 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion. These assets were acquired to enhance Verizon Wireless’ network coverage in these operating markets. The preliminary purchase price allocation primarily resulted in $0.1 billion of wireless licenses and $0.1 billion in goodwill.

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

Broadband

The FCC previously adopted a series of orders that impose lesser regulatory requirements on broadband services and facilities than apply to narrowband or traditional telephone services. With respect to wireline facilities, the FCC determined that certain unbundling requirements that apply to narrowband facilities of local exchange carriers do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC concluded that both wireline and wireless broadband Internet access services qualify as largely deregulated information services. Separately, certain of our wireline broadband services sold primarily to larger business customers were largely deregulated when our forbearance petition was deemed granted by operation of law. The latter relief has been upheld on appeal, but is subject to a continuing challenge before the FCC.

In December of 2010, the FCC adopted so-called “net neutrality” rules governing broadband Internet access services that it describes as intended to preserve the openness of the Internet. The rules require providers of broadband Internet access to publicly disclose information relating to the performance and terms of its services. For “fixed” services, the rules prohibit blocking lawful content, applications, services or non-harmful devices. The rules also prohibit unreasonable discrimination in transmitting lawful traffic over a consumer’s broadband Internet access service. For “mobile” services, the rules prohibit blocking access to lawful websites or blocking applications that compete with the provider’s voice or video telephony services. The restrictions are subject to “reasonable network management.” The rules also establish a complaint process, and state that the FCC will continue to monitor developments to determine whether to impose further regulations. The rules are scheduled to take effect following their review by the Office of Management and Budget, and will be subject to appeals.

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

Interstate Access Charges and Intercarrier Compensation

The FCC’s current framework for interstate switched access rates was established in the Coalition for Affordable Local and Long Distance Services (CALLS) plan which the FCC adopted in 2000, and it has adopted a separate framework that applies to dial-up Internet-bound traffic. The FCC currently is conducting a broad rulemaking to determine whether and how these existing frameworks should be modified.

An FCC rulemaking proceeding is also pending to address the regulation of services that use IP. The issues raised in the rulemaking as well as in several petitions currently pending before the FCC include whether, and under what circumstances, access charges should apply to voice or other IP services and the scope of federal and state commission authority over these services.

The FCC’s current rules for special access services provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. More than half of special access revenues are now removed from price regulation. The FCC currently has a rulemaking proceeding underway to determine whether and how these rules should be modified.

Universal Service

The FCC has adopted a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including provisions to support rural and non-rural high-cost areas, low income subscribers, schools and libraries and rural health care. The FCC’s rules require telecommunications companies including Verizon to pay into the Universal Service Fund (USF), which then makes distributions in support of the programs. Certain of the FCC’s rules for support to high-cost areas served by larger “non-rural” local telephone companies are the subject of a pending appeal. Separately, in response to growth in the size of the USF, the FCC has capped the amount of distributions competitive carriers (including all wireless carriers) may receive from the USF. In its 2008 order approving Verizon Wireless’ acquisition of Alltel, the FCC also required Verizon Wireless to phase out the high-cost universal service support the merged company receives by 20 percent during the first year following completion of the acquisition and by an additional 20 percent for each of the following three years, after which no support will be provided. The FCC currently is considering other changes to the rules governing contributions to, and disbursements from, the fund. Any change in the current rules could result in a change in the contribution that Verizon and others must make and that would have to be collected from customers, or in the amounts that these providers receive from the USF.

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

The FCC has also imposed specific mandates on carriers that operate wireless communications systems, which increase Verizon Wireless’ costs. These mandates include requirements that Verizon Wireless: (i) meet specific construction and geographic coverage requirements during the license term; (ii) meet technical operating standards that, among other things, limit the radio frequency radiation from mobile devices and antennas; (iii) deploy “Enhanced 911” wireless services that provide the wireless caller’s number, location and other information to a state or local public safety agency that handles 911 calls; (iv) provide roaming services to other wireless service providers; and (v) comply with regulations for the construction of transmitters and towers that, among other things, restrict siting of towers in environmentally sensitive locations and in places where the towers would affect a site listed or eligible for listing on the National Register of Historic Places. Changes to these mandates could require Verizon Wireless to make changes to operations or increase its costs of compliance. In its November 4, 2008 order approving Verizon Wireless’ acquisition of Alltel, the FCC adopted conditions that impose additional requirements on Verizon Wireless in its provision of Enhanced 911 services and roaming services.

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

Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. Under the Communications Act, before Verizon Wireless can acquire a license from another licensee in order to expand its coverage or its spectrum capacity in a particular area, it must file an application with the FCC, and the FCC can grant the application only after a period for public notice and comment. This review process can delay acquisition of spectrum needed to expand services, and can result in conditions on the purchaser that can impact its costs and business plans. The Communications Act also requires the FCC to award new licenses for most commercial wireless services through a competitive bidding process in which spectrum is awarded to bidders in an auction. Verizon Wireless has participated in spectrum auctions to acquire licenses for radio spectrum in various bands. Most recently, Verizon Wireless participated in the FCC’s auction of spectrum in the 700 MHz band, and was the high bidder on 109 700 MHz licenses. The FCC granted all of those licenses to Verizon Wireless on November 26, 2008.

The FCC also adopted service rules that will impose costs on licensees that acquire the 700 MHz band spectrum either through auction or by purchasing such spectrum from other companies. These rules include minimum coverage mandates by specific dates during the license terms, and, for approximately one-third of the spectrum, known as the “C Block,” “open access” requirements, which generally require licensees of that spectrum to allow customers to use devices and applications of their choice on the LTE network we are deploying on that spectrum, including those obtained from sources other than us or our distributors or dealers, subject to certain technical limitations established by us. Verizon Wireless holds the C Block 700 MHz licenses covering the entire United States. In adopting its “net neutrality” rules discussed above, the FCC stated that the new rules operate independently from the “open access” requirements that continue to apply to the C Block licensees.

The FCC is also conducting several proceedings to explore making additional spectrum available for licensed and/or unlicensed use. These proceedings could increase radio interference to Verizon Wireless’ operations from other spectrum users and could impact the ways in which it uses spectrum, the capacity of that spectrum to carry traffic, and the value of that spectrum.

State Regulation and Local Approvals

Telephone Operations

State public utility commissions regulate our telephone operations with respect to certain telecommunications intrastate rates and services and other matters. Our competitive local exchange carrier and long distance operations are generally classified as nondominant and lightly regulated the same as other similarly situated carriers. Our incumbent local exchange operations are generally classified as dominant. These latter operations (California, Connecticut, Delaware, the District of Columbia, Florida, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, Texas and Virginia) are subject to various levels of pricing flexibility, deregulation, detariffing, and service quality standards. None of the states are subject to earnings regulation.

Video

Companies that provide cable service over a cable system are typically subject to state and/or local cable television rules and regulations. As noted above, cable operators generally must obtain a local cable franchise from each local unit of government prior to providing cable service in that local area. Some states have enacted legislation that enables cable operators to apply for, and obtain, a single cable franchise at the state, rather than local, level. To date, Verizon has applied for and received state-issued franchises in California, Florida, New Jersey, Texas and the unincorporated areas of Delaware. We also have obtained authorization from the state commission in Rhode Island to provide cable service in certain areas in that state, have obtained required state commission approvals for our local franchises in New York, and will need to obtain additional state commission approvals in these states to provide cable service in additional areas. Virginia law provides us the option of entering a given franchise area using state standards if local franchise negotiations are unsuccessful.

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

State efforts to regulate wireless services have included proposals to regulate customer billing, termination of service, trial periods for service, advertising, the use of handsets while driving, reporting requirements for system outages and the availability of broadband wireless services. Wireless tower and antenna facilities are also subject to state and local zoning and land use regulation, and securing approvals for new or modified tower or antenna sites is often a lengthy and expensive process.

Verizon Wireless (as well as AT&T and Sprint-Nextel) is a party to an Assurance of Voluntary Compliance (AVC) with 33 State Attorneys General. The AVC, which generally reflected Verizon Wireless’ practices at the time it was entered into in July 2004, obligates the company to disclose certain rates and terms during a sales transaction, to provide maps depicting coverage, and to comply with various requirements regarding advertising, billing, and other practices.

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

Cautionary Statement Concerning Forward-Looking Statements

In this Report we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

The following important factors, along with those discussed elsewhere in this Report could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	the effects of adverse conditions in the U.S. and international economies;

•	the effects of competition in our markets;

•	materially adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact;

•	the effect of material changes in available technology;

•	any disruption of our key suppliers’ provisioning of products or services;

•	significant increases in benefit plan costs or lower investment returns on plan assets;

•	the impact of natural disasters, terrorist attacks, breaches of network or information technology security or existing or future litigation and any resulting financial impact not covered by insurance;

•	technology substitution;

•

an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets impacting the cost, including interest rates, and/or availability of financing;

•	any changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks;

•	the timing, scope and financial impact of our deployment of broadband technology;

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2010. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2010. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

The company’s financial statements included in this Annual Report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also provided an attestation report on the company’s internal control over financial reporting.

/s/ Ivan G. Seidenberg Ivan G. Seidenberg
Chairman and Chief Executive Officer

/s/ Francis J. Shammo Francis J. Shammo
Executive Vice President and Chief Financial Officer

/s/ Robert J. Barish Robert J. Barish
Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries’ (Verizon) internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2010 of Verizon and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 28, 2011

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, Verizon has elected to change its methods of accounting for actuarial gains and losses and the calculation of expected returns on plan assets for all pension and other postretirement benefit plans during the fourth quarter of 2010.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 28, 2011

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries – As Adjusted

	(dollars in millions, except per share amounts)
Years Ended December 31,	2010	2009	2008
Operating Revenues	$106,565	$107,808	$97,354

Operating Expenses
Cost of services and sales (exclusive of items shown below)	44,149	44,579	38,615
Selling, general and administrative expense	31,366	30,717	41,517
Depreciation and amortization expense	16,405	16,534	14,610

Total Operating Expenses	91,920	91,830	94,742

Operating Income	14,645	15,978	2,612
Equity in earnings of unconsolidated businesses	508	553	567
Other income and (expense), net	54	91	283
Interest expense	(2,523)	(3,102)	(1,819)

Income Before (Provision) Benefit for Income Taxes	12,684	13,520	1,643
(Provision) benefit for income taxes	(2,467)	(1,919)	2,319

Net Income	$10,217	$11,601	$3,962

Net income attributable to noncontrolling interest	$7,668	$6,707	$6,155
Net income (loss) attributable to Verizon	2,549	4,894	(2,193)

Net Income	$10,217	$11,601	$3,962

Basic Earnings (Loss) Per Common Share
Net income (loss) attributable to Verizon	$.90	$1.72	$(.77)
Weighted-average shares outstanding (in millions)	2,830	2,841	2,849

Diluted Earnings (Loss) Per Common Share
Net income (loss) attributable to Verizon	$.90	$1.72	$(.77)
Weighted-average shares outstanding (in millions)	2,833	2,841	2,849

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries – As Adjusted

	(dollars in millions, except per share amounts)
At December 31,	2010	2009
Assets
Current assets
Cash and cash equivalents	$6,668	$2,009
Short-term investments	545	490
Accounts receivable, net of allowances of $876 and $976	11,781	12,573
Inventories	1,131	1,426
Prepaid expenses and other	2,223	5,247

Total current assets	22,348	21,745

Plant, property and equipment	211,655	229,743
Less accumulated depreciation	123,944	137,758

	87,711	91,985

Investments in unconsolidated businesses	3,497	3,118
Wireless licenses	72,996	72,067
Goodwill	21,988	22,472
Other intangible assets, net	5,830	6,764
Other assets	5,635	8,756

Total assets	$220,005	$226,907

Liabilities and Equity
Current liabilities
Debt maturing within one year	$7,542	$7,205
Accounts payable and accrued liabilities	15,702	15,223
Other	7,353	6,708

Total current liabilities	30,597	29,136

Long-term debt	45,252	55,051
Employee benefit obligations	28,164	32,622
Deferred income taxes	22,818	19,190
Other liabilities	6,262	6,765

Equity
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	297	297
Contributed capital	37,922	40,108
Reinvested earnings	4,368	7,260
Accumulated other comprehensive income (loss)	1,049	(1,372)
Common stock in treasury, at cost	(5,267)	(5,000)
Deferred compensation - employee stock ownership plans and other	200	89
Noncontrolling interest	48,343	42,761

Total equity	86,912	84,143

Total liabilities and equity	$220,005	$226,907

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries – As Adjusted

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Cash Flows from Operating Activities
Net Income	$10,217	$11,601	$3,962
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	16,405	16,534	14,610
Employee retirement benefits	3,988	2,964	16,077
Deferred income taxes	3,233	2,093	(3,468)
Provision for uncollectible accounts	1,246	1,306	1,085
Equity in earnings of unconsolidated businesses, net of dividends received	2	389	212
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses:
Accounts receivable	(859)	(1,393)	(1,085)
Inventories	299	235	(188)
Other assets	(313)	(102)	(59)
Accounts payable and accrued liabilites	1,075	(1,251)	(1,701)
Other, net	(1,930)	(986)	(1,993)

Net cash provided by operating activities	33,363	31,390	27,452

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(16,458)	(16,872)	(17,133)
Acquisitions of licenses, investments and businesses, net of cash acquired	(1,438)	(5,958)	(15,904)
Proceeds from dispositions	2,594	–	–
Net change in short-term investments	(3)	84	1,677
Other, net	251	(410)	(114)

Net cash used in investing activities	(15,054)	(23,156)	(31,474)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	–	12,040	21,598
Repayments of long-term borrowings and capital lease obligations	(8,136)	(19,260)	(4,146)
Increase (decrease) in short-term obligations, excluding current maturities	(1,097)	(1,652)	2,389
Dividends paid	(5,412)	(5,271)	(4,994)
Proceeds from access line spin-off	3,083	–	–
Proceeds from sale of common stock	–	–	16
Purchase of common stock for treasury	–	–	(1,368)
Other, net	(2,088)	(1,864)	(844)

Net cash provided by (used in) financing activities	(13,650)	(16,007)	12,651

Increase (decrease) in cash and cash equivalents	4,659	(7,773)	8,629
Cash and cash equivalents, beginning of year	2,009	9,782	1,153

Cash and cash equivalents, end of year	$6,668	$2,009	$9,782

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity Verizon Communications Inc. and Subsidiaries – As Adjusted

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,		2010	2009		2008
	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	2,967,610	$297	2,967,610	$297	2,967,610	$297

Balance at end of year	2,967,610	297	2,967,610	297	2,967,610	297

Contributed Capital
Balance at beginning of year		40,108		40,291		40,316
Access line spin-off		(2,184)		–		–
Other		(2)		(183)		(25)

Balance at end of year		37,922		40,108		40,291

Reinvested Earnings
Balance at beginning of year		7,260		7,676		17,884
Benefit plan accounting changes (Note 1)		–		–		(2,953)

Adjusted balance at beginning of year		7,260		7,676		14,931

Net income (loss) attributable to Verizon		2,549		4,894		(2,193)
Dividends declared ($1.925, $1.87 and $1.78 per share)		(5,441)		(5,310)		(5,062)

Balance at end of year		4,368		7,260		7,676

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year attributable to Verizon		(1,372)		(1,912)		(4,484)
Spin-off of local exchange businesses and related landline activities (Note 3)		23		–		27
Benefit plan accounting changes (Note 1)		–		–		2,930

Adjusted balance at beginning of year		(1,349)		(1,912)		(1,527)

Foreign currency translation adjustments		(171)		78		(231)
Unrealized gains (losses) on marketable securities		29		87		(97)
Unrealized gains (losses) on cash flow hedges		89		87		(40)
Defined benefit pension and postretirement plans		2,451		288		(17)

Other comprehensive income (loss)		2,398		540		(385)

Balance at end of year attributable to Verizon		1,049		(1,372)		(1,912)

Treasury Stock
Balance at beginning of year	(131,942)	(5,000)	(127,090)	(4,839)	(90,786)	(3,489)
Shares purchased	–	–	–	–	(36,779)	(1,368)
Other (Note 10)	(9,000)	(280)	(5,000)	(166)	–	–
Shares distributed
Employee plans	347	13	142	5	468	18
Shareowner plans	8	–	6	–	7	–

Balance at end of year	(140,587)	(5,267)	(131,942)	(5,000)	(127,090)	(4,839)

Deferred Compensation–ESOPs and Other
Balance at beginning of year		89		79		79
Restricted stock equity grant		97		–		–
Amortization		14		10		–

Balance at end of year		200		89		79

Noncontrolling Interest
Balance at beginning of year		42,761		37,199		32,266
Net income attributable to noncontrolling interest		7,668		6,707		6,155
Other comprehensive income (loss)		(35)		103		(30)

Total comprehensive income		7,633		6,810		6,125

Distributions and other		(2,051)		(1,248)		(1,192)

Balance at end of year		48,343		42,761		37,199

Total Equity		$86,912		$84,143		$78,791

Comprehensive Income
Net income		$10,217		$11,601		$3,962
Other comprehensive income (loss)		2,363		643		(415)

Total Comprehensive Income		$12,580		$12,244		$3,547

Comprehensive income attributable to noncontrolling interest		$7,633		$6,810		$6,125
Comprehensive income (loss) attributable to Verizon		4,947		5,434		(2,578)

Total Comprehensive Income		$12,580		$12,244		$3,547

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

Verizon’s Domestic Wireless segment, operating as Verizon Wireless, provides wireless voice and data services and equipment across the United States (U.S.) using one of the most extensive and reliable wireless networks in the nation. Verizon Wireless continues to expand its penetration of data services and offerings of data devices for both consumer and business customers.

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

Basis of Presentation

We have reclassified certain prior year amounts to conform to the current year presentation. Also, refer to “Employee Benefit Plans” below regarding a change in accounting for benefit plans.

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion, ($0.1 billion) and ($34 million) in 2010, 2009 and 2008, respectively, primarily to adjust wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that will be earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income (loss) attributable to Verizon by approximately $0.1 billion. Consolidated revenues in 2009 and 2008 were not affected as the amounts involved were not material to our consolidated financial statements.

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

Installation related fees, along with the associated costs up to but not exceeding these fees, are deferred and amortized over the estimated customer relationship period.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Discontinued Operations, Assets Held for Sale, and Sales of Businesses and Investments

We classify as discontinued operations for all periods presented any component of our business that we hold for sale that has operations and cash flows that are clearly distinguishable operationally and for financial reporting purposes.

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

There were a total of approximately 3 million stock options and restricted stock units outstanding to purchase shares included in the computation of diluted earnings per common share for the year ended December 31, 2010. Dilutive stock options outstanding to purchase shares included in the computation of diluted earnings per common share for the years ended December 31, 2009 and 2008 were not significant. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, including approximately 73 million, 112 million, and 158 million weighted-average shares for the years ended December 31, 2010, 2009 and 2008, respectively.

We are authorized to issue up to 4.25 billion and 250 million shares of common stock and Series Preferred Stock, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value and include amounts held in money market funds.

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

Plant, property and equipment of other wireline and wireless operations are generally depreciated on a straight-line basis. The asset lives used by our operations are presented in the following table:

Average Useful Lives (in years)
Buildings	15 - 45
Central office and other network equipment	3 - 15
Outside communications plant
Copper cable	15
Fiber cable (including undersea cable)	11 - 25
Poles, conduit and other	30 - 50
Furniture, vehicles and other	2 - 20

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

We capitalize and depreciate network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as a reduction in interest expense and depreciated as part of the cost of the network-related assets.

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our local telephone operations, we determined that there were no changes necessary to average useful lives for 2010. We determined effective January 1, 2009 that the average useful lives of fiber cable (not including undersea cable) would be increased to 25 years from 20 to 25 years and the average useful lives of copper cable would be changed to 15 years from 13 to 18 years. The changes to average useful lives of fiber cable did not have a significant impact on depreciation expense. In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our wireless operations, we determined that changes were necessary to the remaining estimated useful lives as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in an increase in depreciation expense of $0.3 billion in 2010 and 2009, and $0.2 billion in 2008. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

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

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide cellular communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We reevaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

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

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is substantially complete and the license is ready for its intended use.

Intangible Assets Subject to Amortization

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset to the net undiscounted cash flows expected to be generated from the asset. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision in their remaining useful lives.

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

Deferred income taxes are provided for temporary differences in the bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates then in effect. We record valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized.

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

Foreign Currency Translation

The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated other comprehensive income (loss), a separate component of Equity, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated other comprehensive income (loss). Other exchange gains and losses are reported in income.

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are generally amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the actual fair value of plan assets. Actuarial gains and losses are recognized in operating results in the year in which they occur. These gains and losses are measured annually as of December 31 or upon a remeasurement event. Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (see Note 12).

We recognize a pension or a postretirement plan’s funded status as either an asset or liability on the consolidated balance sheets. Also, we measure any unrecognized prior service costs and credits that arise during the period as a component of Accumulated other comprehensive income (loss), net of applicable income tax.

Change in Accounting for Benefit Plans

During the fourth quarter of 2010, Verizon retrospectively changed its method of accounting for pension and other postretirement benefits. Historically, Verizon has recognized actuarial gains and losses as a component of Equity in its consolidated balance sheets on an annual basis. These gains and losses were amortized into operating results generally over the average future service period of active employees. Verizon elected to immediately recognize actuarial gains and losses in its operating results in the year in which the gains and losses occur. This change is intended to improve the transparency of Verizon’s operational performance by recognizing the effects of current economic and interest rate trends on plan investments and assumptions. Additionally, Verizon will no longer calculate expected return on plan assets using an averaging technique permitted under U.S. GAAP for market-related value of plan assets but instead will use actual fair value of plan assets. Accordingly, the financial data for all periods presented has been adjusted to reflect the effect of these accounting changes.

The cumulative effect of the change on Reinvested earnings as of January 1, 2008 was a decrease of approximately $3.0 billion, with the corresponding adjustment to Accumulated other comprehensive loss. The significant effects of the change in accounting for benefit plans on our consolidated statements of income and consolidated balance sheet for the periods presented were as follows:

			(dollars in millions, except per share amounts)
Years ended December 31,	2010		2009		2008
	Recognized Under Previous Method	Recognized Under New Method	Previously Reported	Adjusted	Previously Reported	Adjusted

Income Statement Information:
Cost of services and sales	$45,127	$44,149	$44,299	$44,579	$39,007	$38,615
Selling, general and administrative expense	31,298	31,366	32,950	30,717	26,898	41,517
Depreciation and amortization expense	16,400	16,405	16,532	16,534	14,565	14,610
Income before (provision) benefit for income taxes	11,780	12,684	11,568	13,520	15,914	1,643
(Provision) benefit for income taxes	(2,094)	(2,467)	(1,210)	(1,919)	(3,331)	2,319
Net income	9,686	10,217	10,358	11,601	12,583	3,962
Net income (loss) attributable to Verizon	2,018	2,549	3,651	4,894	6,428	(2,193)
Basic Earnings (Loss) Per Common Share:
Net income (loss) attributable to Verizon	0.71	0.90	1.29	1.72	2.26	(0.77)
Diluted Earnings (Loss) Per Common Share:
Net income (loss) attributable to Verizon	0.71	0.90	1.29	1.72	2.26	(0.77)

At December 31,	2010		2009
	Recognized Under Previous Method	Recognized Under New Method	Previously Reported	Adjusted

Balance Sheet Information:
Reinvested earnings	$14,168	$4,368	$17,592	$7,260
Accumulated other comprehensive income (loss)	(8,443)	1,049	(11,479)	(1,372)

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

Recently Adopted Accounting Standards

The adoption of the following accounting standards and updates during 2010 did not result in a significant impact to our consolidated financial statements:

In January 2010, we adopted the accounting standard regarding consolidation accounting for variable interest entities. This standard requires an enterprise to perform an analysis to determine whether the entity’s variable interest or interests give it a controlling interest in a variable interest entity.

In January 2010, we adopted the accounting standard update regarding fair value measurements and disclosures, which requires additional disclosures regarding assets and liabilities measured at fair value.

In December 2010, we adopted the accounting standard update regarding disclosures for finance receivables and allowances for credit losses. This standard update requires that entities disclose information at more disaggregated levels than previously required.

Recent Accounting Standards

On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for multiple deliverable arrangements. This method allows a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence nor third party evidence of selling price exists. Accordingly, the residual method of revenue allocation is no longer permissible. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

On January 1, 2011, we prospectively adopted the accounting standard update regarding revenue recognition for arrangements that include software elements. This update requires tangible products that contain software and non-software elements that work together to deliver the products’ essential functionality to be evaluated under the accounting standard regarding multiple deliverable arrangements. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

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

We have completed the appraisals necessary to assess the fair values of the tangible and intangible assets acquired and liabilities assumed, the fair value of noncontrolling interests, and the amount of goodwill recognized as of the acquisition date.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost, and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market other than interest rate swaps (see Note 10) and long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of wireless licenses and customer relationships. The cost approach was used, as appropriate, for plant, property and equipment. The market approach, which indicates value for a subject asset based on available market pricing for comparable assets, was utilized in combination with the income approach for certain acquired investments. Additionally, Alltel historically conducted business operations in certain markets through non-wholly owned entities (Managed Partnerships). The fair value of the noncontrolling interests in these Managed Partnerships as of the acquisition date of approximately $0.6 billion was estimated by using a market approach. The fair value of the majority of the long-term debt assumed and held was primarily valued using quoted market prices.

In December 2008, Verizon Wireless and Verizon Wireless Capital LLC, as the borrowers, entered into a $17.0 billion credit facility (Bridge Facility). On January 9, 2009, Verizon Wireless borrowed $12.4 billion under the Bridge Facility in order to complete the acquisition of Alltel and repay a portion of the approximately $24 billion of Alltel debt assumed. Verizon Wireless used cash generated from operations and the net proceeds from the sale of notes in private placements issued in February 2009, May 2009 and June 2009, to repay the borrowings under the Bridge Facility (see Note 9). The Bridge Facility and the commitments under the Bridge Facility have been terminated.

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

Included in the above purchase price allocation is $2.1 billion of net assets that were divested as a condition of the regulatory approval as described below.

Wireless licenses have an indefinite life, and accordingly, are not subject to amortization. The weighted average period prior to renewal of these licenses at acquisition was approximately 5.7 years. The customer relationships included in Intangible assets subject to amortization are being amortized using an accelerated method over 8 years, and other intangibles are being amortized on a straight-line basis or an accelerated method over a period of 2 to 3 years. At the time of the acquisition, goodwill of approximately $1.4 billion was expected to be deductible for tax purposes.

Alltel Divestiture Markets

As a condition of the regulatory approvals by the Department of Justice (DOJ) and the FCC to complete the acquisition in January 2009, Verizon Wireless was required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). Total assets and total liabilities divested were $2.6 billion and $0.1 billion, respectively, principally comprised of network assets, wireless licenses and customer relationships that were included in Prepaid expenses and other current assets and Other current liabilities, respectively, on the accompanying consolidated balance sheet at December 31, 2009.

On May 8, 2009, Verizon Wireless entered into a definitive agreement with AT&T Mobility LLC (AT&T Mobility), a subsidiary of AT&T Inc., pursuant to which AT&T Mobility agreed to acquire 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash. On June 9, 2009, Verizon Wireless entered into a definitive agreement with Atlantic Tele-Network, Inc. (ATN), pursuant to which ATN agreed to acquire the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash. During the second quarter of 2010, Verizon Wireless completed both transactions. Upon completion of the divestitures, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with the Alltel Divestiture Markets.

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

The unaudited pro forma results are presented for illustrative purposes only and do not reflect the realization of potential cost savings, or any related integration costs. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the merger had occurred as of January 1, 2008, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

The following unaudited pro forma consolidated results of operations assume that the acquisition of Alltel was completed as of January 1, 2008:

(dollars in millions, except per share amounts)
Year ended December 31,	2008
Operating revenues	$106,509
Net loss attributable to Verizon	(2,140)

Loss per common share from net loss attributable to Verizon:
Basic	(.75)
Diluted	(.75)

Consolidated results of operations reported for the year ended December 31, 2009 were not significantly different than the pro forma consolidated results of operations assuming the acquisition of Alltel was completed on January 1, 2009.

Acquisition of Rural Cellular Corporation

On August 7, 2008, Verizon Wireless acquired 100% of the outstanding common stock and redeemed all of the preferred stock of Rural Cellular Corporation (Rural Cellular) in a cash transaction valued at approximately $1.3 billion. The final purchase price allocation primarily resulted in $1.1 billion of wireless licenses and $0.9 billion in goodwill. Rural Cellular was a wireless communications service provider operating under the trade name of “Unicel,” focusing primarily on rural markets in the United States.

As part of its regulatory approval for the Rural Cellular acquisition, the FCC and DOJ required the divestiture of six operating markets. On December 22, 2008, we exchanged assets acquired from Rural Cellular and an additional cellular license with AT&T for assets having a total aggregate value of approximately $0.5 billion.

Other

On August 23, 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion. These assets were acquired to enhance Verizon Wireless’ network coverage in these operating markets. The preliminary purchase price allocation primarily resulted in $0.1 billion of wireless licenses and $0.1 billion in goodwill.

Terremark Worldwide, Inc.

On January 27, 2011, Verizon announced that it had entered into a definitive agreement to acquire all of the common stock of Terremark Worldwide, Inc., a global provider of IT infrastructure and cloud services, for $19 per share in cash (or approximately $1.4 billion). Terremark had approximately $0.5 billion of debt outstanding as of December 31, 2010. The acquisition, which is subject to the satisfaction of conditions, including the receipt of a regulatory approval, is expected to close in the first quarter of 2011. The acquisition will enhance Verizon’s offerings to governmental and large enterprise customers.

Merger Integration and Acquisition Related Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges primarily related to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

During 2009, we recorded pre-tax merger integration and acquisition charges of $1.2 billion. These charges primarily related to the Alltel acquisition and were comprised of trade name amortization, re-branding initiatives and handset conversions. The charges during 2009 were also comprised of transaction fees and costs associated with the acquisition, including fees related to the credit facility that was entered into and utilized to complete the acquisition.

During 2008, we recorded pre-tax charges of $0.2 billion, primarily comprised of systems integration activities and other costs related to re-branding initiatives, facility exit costs and advertising associated with the MCI acquisition.

Note 3

Dispositions

Frontier Transaction

On May 13, 2009, we announced plans to spin off a newly formed subsidiary of Verizon (Spinco) to our stockholders and for Spinco to merge with Frontier Communications Corporation (Frontier) immediately following the spin-off pursuant to a definitive agreement with Frontier, with Frontier to be the surviving corporation.

On July 1, 2010, after receiving regulatory approval, we completed the spin-off of the shares of Spinco to Verizon stockholders and the merger of Spinco with Frontier, resulting in Verizon stockholders collectively owning approximately 68 percent of Frontier’s equity which was outstanding immediately following the merger. Frontier issued approximately 678.5 million shares of Frontier common stock in the aggregate to Verizon stockholders in the merger, and Verizon stockholders received one share of Frontier common stock for every 4.165977 shares of Verizon common stock they owned as of June 7, 2010. Verizon stockholders received cash in lieu of any fraction of a share of Frontier common stock to which they otherwise were entitled.

At the time of the spin-off and the merger, Spinco held defined assets and liabilities of the local exchange business and related landline activities of Verizon in Arizona, Idaho, Illinois, Indiana, Michigan, Nevada, North Carolina, Ohio, Oregon, South Carolina, Washington, West Virginia and Wisconsin, and in portions of California bordering Arizona, Nevada and Oregon, including Internet access and long distance services and broadband video provided to designated customers in those areas. The transactions did not involve any assets or liabilities of Verizon Wireless. The merger resulted in Frontier acquiring approximately 4 million access lines and certain related businesses from Verizon, which collectively generated revenues of approximately $4 billion for Verizon’s Wireline segment during 2009 and approximately $1.7 billion of revenue for Verizon’s Wireline segment during the six months ended June 30, 2010.

Pursuant to the terms of Verizon’s equity incentive plans, shortly following the closing of the spin-off and the merger, the number of outstanding and unvested restricted stock units (RSUs) and performance stock units (PSUs) held by current and former Verizon employees (including Verizon employees who became employees of Frontier in connection with the merger) was increased to reflect a number of additional units approximately equal to the cash value of the Frontier common stock that the holders of the RSUs and PSUs would have received with respect to hypothetical shares of Verizon common stock subject to awards under those plans. In addition, the exercise prices and number of shares of Verizon common stock underlying stock options to purchase shares of Verizon common stock previously granted to employees under equity incentive plans were adjusted pursuant to the terms of those plans to take into account the decrease in the value of Verizon common stock immediately following the spin-off and merger.

The total value of the transaction to Verizon and its stockholders was approximately $8.6 billion. Verizon stockholders received $5.3 billion in Frontier common stock (based on the valuation formula contained in the merger agreement with Frontier) as described above, and Verizon received $3.3 billion in aggregate value, comprised of $3.1 billion in the form of a special cash payment from Spinco and $0.3 billion in a reduction in Verizon’s consolidated indebtedness. During July 2010, Verizon used the proceeds from the special cash payment to reduce its consolidated indebtedness (see Note 9). The accompanying consolidated financial statements for the year ended December 31, 2010 include these operations prior to the completion of the spin-off on July 1, 2010. The spin-off decreased Goodwill and Total equity by approximately $0.6 billion and $1.9 billion, respectively.

On April 12, 2010, Spinco completed a financing of $3.2 billion in principal amount of notes. The gross proceeds of the offering were deposited into an escrow account. Immediately prior to the spin-off on July 1, 2010, the funds in the escrow account representing the net cash proceeds from the offering were released to Verizon. These proceeds are reflected in the consolidated statement of cash flows as Proceeds from access line spin-off.

Verizon received a ruling from the Internal Revenue Service confirming that both the spin-off and the merger qualify as tax-free transactions for U.S. tax purposes, except to the extent that cash is paid to Verizon shareholders in lieu of fractional shares. In addition, Verizon received a ruling from Canada Revenue Agency confirming that the spin-off qualifies as a tax-free transaction for Canadian tax purposes.

During 2010 and 2009, we recorded pre-tax charges of $0.5 billion and $0.2 billion, respectively, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction, and professional advisory and legal fees in connection with this transaction. Also included during 2010 are fees related to early extinguishment of debt. During 2009, we also recorded pre-tax charges of $0.2 billion for costs incurred related to our Wireline cost reduction initiatives.

FairPoint Transaction

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

During 2008, we recorded charges of $0.1 billion for costs incurred related to the separation of the wireline facilities and operations in Maine, New Hampshire and Vermont from Verizon at the closing of the transaction, as well as for professional advisory and legal fees in connection with this transaction.

Note 4

Wireless Licenses, Goodwill and Other Intangible Assets

Wireless Licenses

Changes in the carrying amount of wireless licenses are as follows:

(dollars in millions)
Balance at December 31, 2008	$61,974
Wireless licenses acquired (Note 2)	9,444
Capitalized interest on wireless licenses	730
Reclassifications, adjustments and other	(81)

Balance at December 31, 2009	$72,067
Wireless licenses acquired (Note 2)	178
Capitalized interest on wireless licenses	748
Reclassifications, adjustments and other	3

Balance at December 31, 2010	$72,996

During the years ended December 31, 2010 and 2009, approximately $12.2 billion of wireless licenses were under development for commercial service for which we were capitalizing interest costs. In December 2010, a portion of these licenses were placed in service. Accordingly, approximately $3.3 billion of wireless licenses continue to be under development for commercial service.

During 2008, Verizon Wireless was the winning bidder in the FCC auction of spectrum in the 700 MHz band and paid the FCC $9.4 billion to acquire 109 licenses in the 700 MHz band.

The average remaining renewal period of our wireless license portfolio was 6.9 years as of December 31, 2010 (see Note 1, Goodwill and Other Intangible Assets – Intangible Assets Not Subject to Amortization).

Goodwill

Changes in the carrying amount of goodwill are as follows:

	(dollars in millions)
	Domestic Wireless	Wireline	Total
Balance at December 31, 2008	$1,297	$4,738	$6,035
Acquisitions (Note 2)	16,353	–	16,353
Reclassifications, adjustments and other	88	(4)	84

Balance at December 31, 2009	$17,738	$4,734	$22,472
Acquisitions (Note 2)	131	–	131
Dispositions (Note 3)	–	(614)	(614)
Reclassifications, adjustments and other	–	(1)	(1)

Balance at December 31, 2010	$17,869	$4,119	$21,988

Reclassifications, adjustments and other in Domestic Wireless during 2009 relate to the finalization of the Rural Cellular purchase accounting.

Other Intangible Assets

The following table displays the composition of other intangible assets:

				(dollars in millions)
	At December 31, 2010			At December 31, 2009
	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Other intangible assets:
Customer lists (6 to 8 years)	$3,150	$(1,551)	$1,599	$3,134	$(1,012)	$2,122
Non-network internal-use software (2 to 7 years)	8,446	(4,614)	3,832	8,455	(4,346)	4,109
Other (2 to 25 years)	885	(486)	399	865	(332)	533

Total	$12,481	$(6,651)	$5,830	$12,454	$(5,690)	$6,764

The amortization expense for other intangible assets was as follows:

Years	(dollars in millions)
2010	$1,812
2009	1,970
2008	1,383

Estimated annual amortization expense for other intangible assets is as follows:

Years	(dollars in millions)
2011	$1,656
2012	1,335
2013	1,100
2014	729
2015	512

Note 5

Plant, Property and Equipment

The following table displays the details of Plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	2010	2009
Land	$865	$925
Buildings and equipment	21,064	21,492
Network equipment	170,086	184,547
Furniture, office and data processing equipment	8,301	9,083
Work in progress	4,375	4,194
Leasehold improvements	4,816	4,694
Vehicles and other	2,148	4,808

	211,655	229,743
Less accumulated depreciation	123,944	137,758

Total	$87,711	$91,985

Note 6

Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

	(dollars in millions)
At December 31,	Ownership	2010	2009
Equity Investees
Vodafone Omnitel	23.1%	$2,002	$1,978
Other	Various	1,471	1,130

Total equity investees		3,473	3,108

Cost Investees	Various	24	10

Total investments in unconsolidated businesses		$3,497	$3,118

Dividends and repatriations of foreign earnings received from these investees amounted to $0.5 billion in 2010, $0.9 billion in 2009 and $0.8 billion in 2008.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is the second largest wireless communications company in Italy. At December 31, 2010 and 2009, our investment in Vodafone Omnitel included goodwill of $1.1 billion.

Other Equity Investees

We have limited partnership investments in entities that invest in affordable housing projects, for which we provide funding as a limited partner and receive tax deductions and tax credits based on our partnership interests. At December 31, 2010 and 2009, we had equity investments in these partnerships of $1.2 billion and $0.9 billion, respectively. We adjust the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

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

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

	(dollars in millions)
At December 31,	2010	2009
Current assets	$3,620	$3,588
Noncurrent assets	7,568	8,179

Total assets	$11,188	$11,767

Current liabilities	$5,509	$6,804
Noncurrent liabilities	8	49
Equity	5,671	4,914

Total liabilities and equity	$11,188	$11,767

Income Statement

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Net revenue	$12,356	$12,903	$13,077
Operating income	4,156	4,313	3,820
Net income	2,563	2,717	2,634

Note 7

Noncontrolling Interest

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2010	2009
Noncontrolling interests in consolidated subsidiaries:
Verizon Wireless	$47,557	$41,950
Wireless partnerships	786	811

	$48,343	$42,761

Wireless Joint Venture

Our Domestic Wireless segment, Cellco Partnership doing business as Verizon Wireless (Verizon Wireless) is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Note 8

Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft, power generating facilities, telecommunications equipment, real estate property and other equipment. These leases have remaining terms of up to 40 years as of December 31, 2010. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which holds a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, industry and general economic conditions. The credit quality of our lessees vary from AAA to B-. All accounts are current as of the end of this reporting period. For each reporting period the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. Currently there are no impaired leases.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets are comprised of the following:

				(dollars in millions)
At December 31,			2010			2009
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total

Minimum lease payments receivable	$2,360	$155	$2,515	$2,504	$166	$2,670
Estimated residual value	1,305	7	1,312	1,410	12	1,422
Unearned income	(1,140)	(20)	(1,160)	(1,251)	(19)	(1,270)

Total	$2,525	$142	$2,667	$2,663	$159	$2,822

Allowance for doubtful accounts			(152)			(158)

Finance lease receivables, net			$2,515			$2,664

Prepaid expenses and other			$59			$72
Other assets			2,456			2,592

			$2,515			$2,664

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $2.0 billion at December 31, 2010 and $2.1 billion at December 31, 2009.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Pretax income	$74	$83	$74
Income tax expense	32	34	30

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with payments relating to operating leases for the periods shown at December 31, 2010, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2011	$194	$109
2012	156	89
2013	151	71
2014	129	51
2015	85	26
Thereafter	1,800	40

Total	$2,515	$386

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2.5 billion in 2010 and 2009, and $2.2 billion in 2008.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2010	2009
Capital leases	$321	$357
Less accumulated amortization	79	126

Total	$242	$231

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2010, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2011	$97	$1,898
2012	74	1,720
2013	70	1,471
2014	54	1,255
2015	42	1,012
Thereafter	81	5,277

Total minimum rental commitments	418	$12,633

Less interest and executory costs	86

Present value of minimum lease payments	332
Less current installments	75

Long-term obligation at December 31, 2010	$257

As of December 31, 2010, the total minimum sublease rentals to be received in the future under noncancelable operating subleases was not significant.

Note 9

Debt

Changes to debt during 2010 are as follows:

(dollars in millions)	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2010	$7,205	$55,051	$62,256
Repayments of long-term borrowings and capital lease obligations	(6,118)	(2,018)	(8,136)
Decrease in short-term obligations, excluding current maturities	(1,097)	–	(1,097)
Reclassifications of long-term debt	7,362	(7,362)	–
Other	190	(419)	(229)

Balance at December 31, 2010	$7,542	$45,252	$52,794

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2010	2009
Long-term debt maturing within one year	$7,542	$6,105
Commercial paper	–	1,100

Total debt maturing within one year	$7,542	$7,205

At December 31, 2010, there was no commercial paper outstanding. The weighted average interest rate for our commercial paper outstanding at December 31, 2009 was 0.7%.

Capital expenditures (primarily acquisition and construction of network assets) are partially financed pending long-term financing through bank loans and the issuance of commercial paper payable within 12 months.

On April 14, 2010, we terminated all commitments under our previous $5.3 billion 364-day credit facility with a syndicate of lenders and entered into a new $6.2 billion three-year credit facility with a group of major financial institutions. As of December 31, 2010, the unused borrowing capacity under the three-year credit facility was approximately $6.1 billion.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2010	2009
Verizon Communications – notes payable and other	4.35 – 5.50	2011 – 2018	$6,062	$6,196
	5.55 – 6.90	2012 – 2038	10,441	10,386
	7.35 – 8.95	2012 – 2039	7,677	9,671

Verizon Wireless – notes payable and other	3.75 – 5.55	2011 – 2014	7,000	7,000
	7.38 – 8.88	2011 – 2018	5,975	6,118
	Floating	2011	1,250	6,246

Verizon Wireless – Alltel assumed notes	6.50 – 7.88	2012 – 2032	2,315	2,334

Telephone subsidiaries – debentures	4.63 – 7.00	2011 – 2033	7,937	8,797
	7.15 – 7.88	2012 – 2032	1,449	1,449
	8.00 – 8.75	2011 – 2031	880	1,080

Other subsidiaries – debentures and other	6.84 – 8.75	2018 – 2028	1,700	1,700

Employee stock ownership plan loans	–	–	–	23

Capital lease obligations (average rates of 6.8% and 6.3%, respectively)			332	397
Unamortized discount, net of premium			(224)	(241)

Total long-term debt, including current maturities			52,794	61,156
Less long-term debt maturing within one year			7,542	6,105

Total long-term debt			$45,252	$55,051

Notes Payable and Other

2010

During July 2010, Verizon received approximately $3.1 billion in cash in connection with the completion of the spin-off and merger of Spinco (see Note 3). This special cash payment was subsequently used to redeem $2.0 billion of 7.25% Verizon Communications Notes due December 2010 at a redemption price of 102.7% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption, as well as other short-term borrowings. In addition, during 2010 Verizon repaid $0.2 billion of floating rate vendor financing debt.

During 2011, $0.5 billion of 5.35% Verizon Communications notes matured and were repaid and Verizon utilized $0.3 billion of a fixed rate vendor financing facility.

2009

During 2009, Verizon issued $1.8 billion of 6.35% notes due 2019 and $1.0 billion of 7.35% Notes due 2039, resulting in cash proceeds of $2.7 billion, net of discounts and issuance costs, which was used to reduce our commercial paper borrowings, repay maturing debt and for general corporate purposes. In January 2009, Verizon utilized a $0.2 billion floating rate vendor financing facility. In addition, during 2009 $0.5 billion of floating rate Notes due 2009 and $0.1 billion of 8.23% Verizon Notes matured and were repaid.

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

2010

On June 28, 2010, Verizon Wireless exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. In addition, during 2010, Verizon Wireless repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011 (Three-Year Term Loan Facility). No borrowings remain outstanding under this facility as of December 31, 2010 and this facility has been cancelled.

2009

During November 2009, Verizon Wireless and Verizon Wireless Capital LLC completed an exchange offer to exchange privately placed notes issued in November 2008, and February and May 2009 for new notes with similar terms.

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

In August 2009, Verizon Wireless repaid $0.4 billion of borrowings that were outstanding under the Three-Year Term Loan Facility, reducing the outstanding borrowings under this facility to $4.0 billion as of December 31, 2009.

Telephone and Other Subsidiary Debt

During 2010, $0.3 billion of 6.125% and $0.2 billion of 8.625% Verizon New York Inc. Debentures, $0.2 billion of 6.375% Verizon North Inc. Debentures and $0.2 billion of 6.3% Verizon Northwest Inc. Debentures matured and were repaid. During 2009, we redeemed $0.1 billion of 6.8% Verizon New Jersey Inc. Debentures, $0.3 billion of 6.7% Debentures and $0.2 billion of 5.5% Verizon California Inc. Debentures and $0.2 billion of 5.875% Verizon New England Inc. Debentures. In April 2009, we redeemed $0.5 billion of 7.51% GTE Corporation Debentures.

Guarantees

We guarantee the debt obligations of GTE Corporation (but not the debt of its subsidiary or affiliate companies) that were issued and outstanding prior to July 1, 2003. As of December 31, 2010, $1.7 billion principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2010 are as follows:

Years	(dollars in millions)
2011	$7,542
2012	5,902
2013	5,915
2014	3,529
2015	1,201
Thereafter	28,705

Note 10

Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2010:

			(dollars in millions)
	Level 1	Level 2	Level 3	Total
Assets:
Short-term investments:
Equity securities	$281	$–	$–	$281
Fixed income securities	8	256	–	264
Other current assets:
Interest rate swaps	–	42	–	42
Cross currency swaps	–	7	–	7
Other assets:
Equity securities	285	–	–	285
Fixed income securities	205	766	–	971
Interest rate swaps	–	278	–	278
Forward interest rate swaps	–	108	–	108
Cross currency swaps	–	101	–	101

Total	$779	$1,558	$–	$2,337

Equity securities consist of investments in common stock of domestic and international corporations in a variety of industry sectors and are generally measured using quoted prices in active markets and are classified as Level 1.

Fixed income securities consist primarily of investments in U.S. Treasuries and agencies, as well as municipal bonds. We use quoted prices in active markets for our U.S. Treasury securities, and therefore these securities are classified as Level 1. For all other fixed income securities that do not have quoted prices in active markets, we use alternative matrix pricing as a practical expedient resulting in these debt securities being classified as Level 2.

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2010.

Fair Value of Short-term and Long-term Debt

The fair value of our short-term and long-term debt, excluding capital leases, is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates. The fair value of our short-term and long-term debt, excluding capital leases, was as follows:

			(dollars in millions)
At December 31,		2010		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short and long-term debt, excluding capital leases	$52,462	$59,020	$61,859	$67,359

Derivatives

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt, where we principally receive fixed rates and pay variable rates based on London Interbank Offered Rate (LIBOR). These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. Changes in the fair value of the interest rate swaps are recorded to Interest expense, which are offset by changes in the fair value of the debt due to changes in interest rates. The fair value of these contracts was $0.3 billion and $0.2 billion at December 31, 2010 and December 31, 2009, respectively, and are primarily included in Other assets and Long-term debt. As of December 31, 2010, the total notional amount of these interest rate swaps was $6.0 billion. During February 2011, we entered into interest rate swaps, designated as fair value hedges, with a notional amount of approximately $3.0 billion.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during 2010, we entered into forward interest rate swaps with a total notional value of $1.4 billion. We have designated these contracts as cash flow hedges. The fair value of these contracts was $0.1 billion at December 31, 2010 and the contracts are included in Other assets. On or before February 7, 2011, Verizon terminated these forward interest rate swaps.

Cross Currency Swaps

Verizon Wireless has entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion British Pound Sterling and Euro denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. The fair value of these swaps included primarily in Other assets was approximately $0.1 billion and $0.3 billion at December 31, 2010 and December 31, 2009, respectively. During 2010 and 2009, a pre-tax loss of $0.2 billion and a pre-tax gain of $0.3 billion, respectively, was recognized in Other comprehensive income, a portion of which was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain on the underlying debt obligations.

Prepaid Forward Agreement

During the first quarter of 2009, we entered into a privately negotiated prepaid forward agreement for 14 million shares of Verizon common stock at a cost of approximately $0.4 billion. We terminated the prepaid forward agreement with respect to 5 million of the shares during the fourth quarter of 2009 and 9 million of the shares during the first quarter of 2010, which resulted in the delivery of those shares to Verizon.

Alltel Interest Rate Swaps

As a result of the Alltel acquisition, Verizon Wireless acquired seven interest rate swap agreements with a notional value of $9.5 billion that paid fixed and received variable rates based on three-month and one-month LIBOR with maturities ranging from 2009 to 2013. During 2009, we settled all of these agreements for a gain that was not significant. Changes in the fair value of these swaps were recorded in earnings through settlement.

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

Note 11

Stock-Based Compensation

Verizon Communications Long-Term Incentive Plan

The 2009 Verizon Communications Inc. Long-Term Incentive Plan (the Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards. The maximum number of shares available for awards from the Plan is 119.6 million shares.

Restricted Stock Units

The Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs granted prior to January 1, 2010 are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon common stock. The RSUs granted subsequent to January 1, 2010 are classified as equity awards because these RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

Performance Stock Units

The Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding goal has been achieved over the three-year performance cycle. All payments are subject to approval by the Human Resources Committee. The PSUs are classified as liability awards because the PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award.

The following table summarizes Verizon’s Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2008	21,573	32,135
Granted	7,277	11,194
Payments	(6,869)	(7,597)
Cancelled/Forfeited	(161)	(2,518)

Outstanding December 31, 2008	21,820	33,214
Granted	7,101	14,079
Payments	(9,357)	(17,141)
Cancelled/Forfeited	(121)	(257)

Outstanding December 31, 2009	19,443	29,895
Granted	8,422	17,311
Payments	(6,788)	(14,364)
Cancelled/Forfeited	(154)	(462)

Outstanding December 31, 2010	20,923	32,380

As of December 31, 2010, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $0.3 billion and is expected to be recognized over a weighted-average period of approximately two years.

The RSUs granted in 2010, and classified as equity awards, have a weighted average grant date fair value of $28.63. During 2010, 2009 and 2008, we paid $0.7 billion, $0.9 billion and $0.6 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless’ Long-Term Incentive Plan

The 2000 Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees of Verizon Wireless (the Partnership). The Wireless Plan provides rewards that are tied to the long-term performance of the Partnership. Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2010, all VARs were fully vested. We have not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. VARs are fully exercisable three years from the date of grant, with a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The following table summarizes the assumptions used in the Black-Scholes model during 2010:

Ranges
Risk-free rate	0.14% - 0.88%
Expected term (in years)	0.03 - 2.00
Expected volatility	31.05% - 47.56%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted-Average Grant-Date Fair Value
Outstanding rights, January 1, 2008	60,412	$17.58
Exercised	(31,817)	18.47
Cancelled/Forfeited	(351)	19.01

Outstanding rights, December 31, 2008	28,244	16.54
Exercised	(11,442)	16.53
Cancelled/Forfeited	(211)	17.63

Outstanding rights, December 31, 2009	16,591	16.54
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72

Outstanding rights, December 31, 2010	11,569	13.11

During 2010, 2009 and 2008, we paid $0.1 billion, $0.2 billion and $0.6 billion, respectively, to settle VARs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in net income attributable to Verizon was $0.5 billion, $0.5 billion and $0.4 billion for 2010, 2009 and 2008, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon’s stock option activity:

(shares in thousands)	Stock Options	Weighted-Average Exercise Price
Outstanding, January 1, 2008	181,858	$45.94
Exercised	(227)	36.54
Cancelled/Forfeited	(41,473)	46.28

Outstanding, December 31, 2008	140,158	45.86
Exercised	(2)	25.32
Cancelled/Forfeited	(32,391)	50.31

Outstanding, December 31, 2009	107,765	44.52
Exercised	(372)	34.51
Cancelled/Forfeited	(50,549)	44.90

Outstanding, December 31, 2010	56,844	44.25

All stock options outstanding at December 31, 2010, 2009 and 2008 were exercisable.

The following table summarizes information about Verizon’s stock options outstanding as of December 31, 2010:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$ 20.00-29.99	34	1.7	$27.91
30.00-39.99	18,146	2.6	35.02
40.00-49.99	19,973	1.1	45.21
50.00-59.99	18,691	0.1	52.21

Total	56,844	1.2	44.25

The total intrinsic value for stock options outstanding and stock options exercised, and the after-tax compensation expense for stock options was not significant as of and for the years ended December 31, 2010, 2009 and 2008, respectively.

Note 12

Employee Benefits

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on the Company’s share of the cost for certain recent and future retirees. We also sponsor defined contribution savings plans to provide opportunities for eligible employees to save for retirement on a tax-deferred basis. We use a measurement date of December 31 for our pension and postretirement health care and life insurance plans. See Note 1 regarding the change in accounting for benefit plans.

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

Obligations and Funded Status

			(dollars in millions)
	Pension		Health Care and Life

At December 31,	2010	2009	2010	2009
Change in Benefit Obligations
Beginning of year	$31,818	$30,394	$27,337	$27,096
Service cost	353	384	305	311
Interest cost	1,797	1,924	1,639	1,766
Plan amendments	(212)	–	(2,580)	(5)
Actuarial (gain) loss, net	748	2,056	826	(469)
Benefits paid	(1,996)	(2,565)	(1,675)	(1,740)
Termination benefits	687	75	–	18
Curtailment (gain) loss, net	61	1,245	132	352
Acquisitions and divestitures, net	(581)	192	(266)	8
Settlements paid	(3,458)	(1,887)	–	–

End of year	$29,217	$31,818	$25,718	$27,337

Change in Plan Assets
Beginning of year	$28,592	$27,791	$3,091	$2,555
Actual return on plan assets	3,089	4,793	319	638
Company contributions	138	337	1,210	1,638
Benefits paid	(1,996)	(2,565)	(1,675)	(1,740)
Settlements paid	(3,458)	(1,887)	–	–
Acquisitions and divestitures, net	(551)	123	–	–

End of year	$25,814	$28,592	$2,945	$3,091

Funded Status

End of year	$(3,403)	$(3,226)	$(22,773)	$(24,246)

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2010	2009	2010	2009
Amounts recognized on the balance sheet
Noncurrent assets	$398	$3,141	$–	$–
Current liabilities	(146)	(139)	(581)	(542)
Noncurrent liabilities	(3,655)	(6,228)	(22,192)	(23,704)

Total	$(3,403)	$(3,226)	$(22,773)	$(24,246)

Amounts recognized in Accumulated Other Comprehensive Loss (Pretax)
Prior service cost	$554	$999	$(567)	$2,667

Total	$554	$999	$(567)	$2,667

Beginning in 2013, as a result of federal health care reform, Verizon will no longer file for the Retiree Drug Subsidy (RDS) and will instead contract with a Medicare Part D plan on a group basis to provide prescription drug benefits to Medicare eligible retirees. This change to our Medicare Part D strategy, resulted in the adoption of plan amendments during the fourth quarter of 2010, which will allow the company to be eligible for greater Medicare Part D plan subsidies over time.

The accumulated benefit obligation for all defined benefit pension plans was $28.5 billion and $30.8 billion at December 31, 2010 and 2009, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2010	2009
Projected benefit obligation	$28,329	$28,719
Accumulated benefit obligation	27,752	28,128
Fair value of plan assets	24,529	22,352

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

	(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2010	2009	2008	2010	2009	2008
Service cost	$353	$384	$382	$305	$311	$306
Amortization of prior service cost	109	112	62	375	401	395

Subtotal	462	496	444	680	712	701
Expected return on plan assets	(2,176)	(2,216)	(3,444)	(252)	(205)	(331)
Interest cost	1,797	1,924	1,966	1,639	1,766	1,663

Subtotal	83	204	(1,034)	2,067	2,273	2,033
Remeasurement (gain) loss, net	(166)	(515)	13,946	758	(901)	1,069

Net periodic benefit (income) cost	(83)	(311)	12,912	2,825	1,372	3,102
Curtailment and termination benefits	860	1,371	32	386	532	31

Total	$777	$1,060	$12,944	$3,211	$1,904	$3,133

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

	(dollars in millions)
	Pension		Health Care and Life

At December 31,	2010	2009	2010	2009
Prior service cost	$(336)	$(51)	$(2,859)	$(167)
Reversal of amortization items
Prior service cost	(109)	(112)	(375)	(401)

Total recognized in other comprehensive (income) loss (pretax)	$(445)	$(163)	$(3,234)	$(568)

The estimated prior service cost for the defined benefit pension plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost over the next fiscal year is $0.1 billion. The estimated prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is ($0.1 billion).

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life

At December 31,	2010	2009	2010	2009
Discount rate	5.75%	6.25%	5.75%	6.25%
Rate of compensation increases	3.00	4.00	N/A	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life

Years Ended December 31,	2010	2009	2008	2010	2009	2008
Discount rate	6.25%	6.75%	6.50%	6.25%	6.75%	6.50%
Expected return on plan assets	8.50	8.50	8.50	8.25	8.25	8.25
Rate of compensation increase	4.00	4.00	4.00	N/A	N/A	4.00

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

The assumed Health Care Cost Trend Rates follow:

	Health Care and Life

At December 31,	2010	2009	2008
Healthcare cost trend rate assumed for next year	7.75%	8.00%	9.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches level it is assumed to remain thereafter	2016	2014	2014

A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage-Point	Increase	Decrease
Effect on 2010 service and interest cost	$232	$(191)
Effect on postretirement benefit obligation as of December 31, 2010	2,788	(2,303)

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

While target allocation percentages will vary over time, the company’s overall investment strategy is to achieve a mix of assets, which allows us to meet projected benefits payments while taking into consideration risk and return. The target allocations for plan assets are currently 46% public equity, 32% fixed income, 14% private equity, 6% real estate and 2% cash. Our target policies are revisited periodically to ensure they are in line with fund objectives. There are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension and healthcare and life plans assets include Verizon common stock of $0.1 billion at December 31, 2010 and 2009.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2010 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,175	$2,126	$49	$–
Equity securities	10,158	9,052	1,106	–
Fixed income securities
U.S. Treasuries and agencies	599	141	458	–
Corporate bonds	1,615	233	1,202	180
International bonds	910	20	890	–
Other	502	–	502	–
Real estate	1,769	–	–	1,769
Other
Private equity	5,889	–	40	5,849
Hedge funds	2,197	–	1,481	716

Total	$25,814	$11,572	$5,728	$8,514

The fair values for the pension plans by asset category at December 31, 2009 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,299	$2,288	$11	$–
Equity securities	12,691	11,533	1,158	–
Fixed income securities
U.S. Treasuries and agencies	1,095	428	667	–
Corporate bonds	2,531	73	2,321	137
International bonds	1,112	768	344	–
Other	646	–	646	–
Real estate	1,541	–	–	1,541
Other
Private equity	5,362	–	26	5,336
Hedge funds	1,315	–	1,315	–

Total	$28,592	$15,090	$6,488	$7,014

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

	(dollars in millions)
	Corporate Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at December 31, 2008	$23	$1,665	$5,101	$–	$6,789
Actual gain (loss) on plan assets	26	(455)	(5)	–	(434)
Purchases and sales	84	331	263	–	678
Transfers in and/or out of Level 3	4	–	(23)	–	(19)

Balance at December 31, 2009	$137	$1,541	$5,336	$–	$7,014
Actual gain (loss) on plan assets	3	(49)	518	24	496
Purchases and sales	37	294	(5)	109	435
Transfers in and/or out of Level 3	3	(17)	–	583	569

Balance at December 31, 2010	$180	$1,769	$5,849	$716	$8,514

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2010 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$394	$21	$373	$–
Equity securities	1,919	1,202	717	–
Fixed income securities
U.S. Treasuries and agencies	80	47	33	–
Corporate bonds	173	58	115	–
International bonds	125	8	117	–
Other	198	–	198	–
Other	56	–	56	–

Total	$2,945	$1,336	$1,609	$–

The fair values for the other postretirement benefit plans by asset category at December 31, 2009 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$166	$27	$139	$–
Equity securities	2,240	1,681	559	–
Fixed income securities
U.S. Treasuries and agencies	61	36	25	–
Corporate bonds	275	42	233	–
International bonds	81	13	68	–
Other	231	–	231	–
Other	37	–	37	–

Total	$3,091	$1,799	$1,292	$–

Plan assets are recognized and measured at fair value in accordance with the accounting standards regarding fair value measurements. The following are general descriptions of asset categories, as well as the valuation methodologies and inputs used to determine the fair value of each major category of assets.

Cash and cash equivalents include short-term investment funds, primarily in diversified portfolios of investment grade money market instruments and are valued using quoted market prices or other valuation methods, and thus are classified within Level 1 or Level 2.

Equity securities are investments in common stock of domestic and international corporations in a variety of industry sectors, and are valued primarily using quoted market prices or other valuation methods, and thus are classified within Level 1 or Level 2.

Fixed income securities include U.S. Treasuries and agencies, debt obligations of foreign governments and debt obligations in corporations of domestic and foreign issuers. Fixed income also includes investments in asset backed securities such as collateralized mortgage obligations, mortgage backed securities and interest rate swaps. The fair value of fixed income securities are based on observable prices for identical or comparable assets, adjusted using benchmark curves, sector grouping, matrix pricing, broker/dealer quotes and issuer spreads, and thus are classified within Level 1 or Level 2.

Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. The fair values of real estate assets are typically determined by using income and/or cost approaches or comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions and the status of the capital markets, and thus are classified within Level 3.

Private equity investments include those in limited partnerships that invest in operating companies that are not publicly traded on a stock exchange. Investment strategies in private equity include leveraged buyouts, venture capital, distressed investments and investments in natural resources. These investments are valued using inputs such as trading multiples of comparable public securities, merger and acquisition activity and pricing data from the most recent equity financing taking into consideration illiquidity, and thus are classified within Level 3.

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. The fair values of hedge funds are estimated using net asset value per share (NAV) of the investments. Verizon has the ability to redeem these investments at NAV within the near term and thus are classified within Level 2. Investments that cannot be redeemed in the near term are classified within Level 3.

Cash Flows

In 2010, contributions to our qualified pension plans were not significant. In 2010, we contributed $0.1 billion to our nonqualified pension plans and $1.2 billion to our other postretirement benefit plans. During January 2011, we contributed approximately $0.4 billion to our qualified pension plans. We do not expect to make additional qualified pension plan contributions during the remainder of 2011. We anticipate approximately $0.1 billion in contributions to our non-qualified pension plans and $1.5 billion to our other postretirement benefit plans in 2011.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

	(dollars in millions)
Year	Pension Benefits	Health Care and Life Prior to Medicare Prescription Drug Subsidy	Expected Medicare Prescription Drug Subsidy
2011	$3,114	$2,126	$107
2012	2,339	2,142	120
2013	2,273	1,951	–
2014	2,225	1,931	–
2015	2,188	1,873	–
2016-2020	10,536	8,452	–

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2010, the number of unallocated and allocated shares of common stock in this ESOP were 2 million and 66 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $0.7 billion in 2010, 2009 and 2008.

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers’ accounting for postemployment benefits:

Year	Beginning of Year	Charged to Expense	Payments	(dollars in millions)
				Other	End of Year
2008	$1,024	$512	$(509)	$77	$1,104
2009	1,104	950	(522)	106	1,638
2010	1,638	1,217	(1,307)	21	1,569

Charged to expense includes the impact of the activities described below. Other primarily includes the expense incurred related to our ongoing severance plans.

Severance, Pension and Benefit Charges

During 2010, we recorded net pre-tax severance, pension and benefits charges of $3.1 billion primarily in connection with an agreement we reached with certain unions on temporary enhancements to the separation programs contained in their existing collective bargaining agreements. These temporary enhancements were intended to help address a previously declared surplus of employees and to help reduce the need for layoffs. Accordingly, during 2010, we recorded severance, pension and benefits charges associated with the approximately 11,900 union-represented employees who volunteered for the incentive offer. These charges included $1.2 billion for severance for the 2010 programs mentioned above and a planned workforce reduction of approximately 2,500 employees in 2011. In addition, we recorded $1.3 billion for pension and postretirement curtailment losses and special termination benefits that were due to the workforce reductions, which caused the elimination of a significant amount of future service. Also, we recorded remeasurement losses of $0.6 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The remeasurement losses included $0.1 billion of pension settlement losses related to employees that received lump sum distributions, primarily resulting from our previously announced separation plans.

During 2009, we recorded net pre-tax severance, pension and benefits charges of $1.4 billion primarily for pension and postretirement curtailment losses and special termination benefits of $1.9 billion as workforce reductions caused the elimination of a significant amount of future service requiring us to recognize a portion of the prior service costs. These charges also included $0.9 billion for workforce reductions of approximately 17,600 employees; 4,200 of whom were separated during late 2009 and the remainder in 2010. Also, we recorded remeasurement gains of $1.4 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur.

During 2008, we recorded net pre-tax severance, pension and benefits charges of $15.6 billion primarily due to remeasurement losses of $15.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. These remeasurement losses included $0.5 billion of pension settlement losses related to employees that received lump sum distributions, primarily resulting from our previously announced separation plans. These severance, pension and benefit charges also included $0.5 billion for workforce reductions in connection with the separation of approximately 8,600 employees and related charges; 3,500 of whom were separated in the second half of 2008 and the remainder in 2009 and $0.1 billion for pension and postretirement curtailment losses and special termination benefits, that were due to the workforce reductions, which caused the elimination of a significant amount of future service.

Note 13

Income Taxes

The components of income before provision (benefit) for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Domestic	$11,921	$12,625	$722
Foreign	763	895	921

Total	$12,684	$13,520	$1,643

The components of the provision (benefit) for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Current
Federal	$(705)	$(611)	$365
Foreign	(19)	73	240
State and Local	(42)	364	544

Total	(766)	(174)	1,149

Deferred
Federal	2,945	1,616	(2,411)
Foreign	(24)	(35)	(91)
State and Local	316	518	(960)

Total	3,237	2,099	(3,462)
Investment tax credits	(4)	(6)	(6)

Total income tax provision (benefit)	$2,467	$1,919	$(2,319)

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2010	2009	2008
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	1.4	1.5	(16.5)
Distributions from foreign investments	–	–	(4.3)
Medicare Part D subsidy charge	6.9	–	–
Equity in earnings from unconsolidated businesses	(1.6)	(1.6)	(14.0)
Noncontrolling interest	(19.5)	(16.0)	(119.4)
Other, net	(2.8)	(4.7)	(22.0)

Effective income tax rate	19.4%	14.2%	(141.2)%

The effective income tax rate in 2010 increased to 19.4% from 14.2% in 2009. The increase was primarily driven by a one-time, non-cash income tax charge of $1.0 billion. The one-time non-cash income tax charge was a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act). Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies were already reflected in Verizon’s financial statements, this change required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. The increase was partially offset by higher earnings attributable to the noncontrolling interest.

During 2008, we recorded a pension and postretirement benefit plan remeasurement loss rendering the 2008 effective tax rate not meaningful. Excluding the tax impact of this actuarial loss in 2008, the effective income tax rate decreased in 2009 primarily driven by higher earnings attributable to the noncontrolling interest. Included within the (4.7)% ‘Other net’ above is the impact of lower federal taxes, net of higher state taxes attributable to prior year adjustments to tax balances that were not material to the overall effective income tax rate.

Excluding the tax impact of the actuarial loss in 2008, the state and local income tax rate decreased due to tax benefits recognized after statutes of limitations in multiple jurisdictions lapsed and the impact of earnings attributable to the noncontrolling interest.

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred taxes are shown in the following table:

	(dollars in millions)
At December 31,	2010	2009
Employee benefits	$11,499	$13,204
Tax loss and credit carry forwards	3,907	2,786
Uncollectible accounts receivable	248	303
Other - assets	951	1,269

	16,605	17,562
Valuation allowances	(3,421)	(2,942)

Deferred tax assets	13,184	14,620

Former MCI intercompany accounts receivable basis difference	1,489	1,633
Depreciation	11,758	10,296
Leasing activity	1,980	2,081
Wireless joint venture including wireless licenses	19,514	18,249
Other - liabilities	1,152	1,012

Deferred tax liabilities	35,893	33,271

Net deferred tax liability	$22,709	$18,651

At December 31, 2010, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the United States amounted to approximately $1.2 billion. We have not provided deferred taxes on these earnings because we intend that they will remain indefinitely invested outside of the United States. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

At December 31, 2010, we had net after tax loss and credit carry forwards for income tax purposes of approximately $4.2 billion. Of these net after tax loss and credit carry forwards, approximately $3.5 billion will expire between 2011 and 2030 and approximately $0.7 billion may be carried forward indefinitely. The amount of net after tax loss and credit carry forwards reflected as a deferred tax asset above has been reduced by approximately $0.6 billion at December 31, 2010 and 2009, due to federal and state tax law limitations on utilization of net operating losses.

During 2010, the valuation allowance increased approximately $0.5 billion. The balance at December 31, 2010 and the 2010 activity is primarily related to state and foreign tax losses and credit carry forwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	(dollars in millions)
	2010	2009	2008
Balance at January 1,	$3,400	$2,622	$2,883
Additions based on tax positions related to the current year	231	288	251
Additions for tax positions of prior years	476	1,128	344
Reductions for tax positions of prior years	(569)	(477)	(651)
Settlements	(256)	(27)	(126)
Lapses of statutes of limitations	(40)	(134)	(79)

Balance at December 31,	$3,242	$3,400	$2,622

Included in the total unrecognized tax benefits at December 31, 2010, 2009 and 2008 is $2.1 billion, $2.1 billion and $1.6 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2010	$29
2009	14
2008	55

The after-tax accrual for the payment of interest and penalties in the balance sheets are as follows:

At December 31,	(dollars in millions)
2010	$527
2009	552

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. The Internal Revenue Service (IRS) is currently examining the Company’s U.S. income tax returns for the years 2004 through 2006. As a large taxpayer, we are under continual audit by the IRS and multiple state and foreign jurisdictions on numerous open tax positions. Significant tax examinations and litigation are ongoing in Massachusetts, New York, Canada, Australia and Italy for tax years as early as 2002. It is reasonably possible that the amount of the liability for unrecognized tax benefits could change by a significant amount during the next twelve-month period. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

Note 14

Segment Information

Reportable Segments

We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker’s assessment of segment performance.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses, such as our investments in unconsolidated businesses, pension and other employee benefit related costs, lease financing, as well as the historical results of divested operations and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance.

The reconciliation of segment operating revenues and expenses to consolidated operating revenues and expenses below also includes those items of a non-recurring or non-operational nature. We exclude from segment results the effects of certain items that management does not consider in assessing segment performance, primarily because of their non-recurring non-operational nature.

During the fourth quarter of 2010, Verizon changed its method of accounting for benefit plans as described in Note 1, as a result, all prior periods have been adjusted. As part of this change to its method of accounting, the service cost and the amortization of prior service costs, which are representative of the benefits earned by active employees during the period, will continue to be allocated to the segment in which the employee is employed, while interest cost and expected return on assets will now be recorded at the Corporate level. The recognition of actuarial gains and losses will also be recorded at the Corporate level.

In order to comply with regulatory conditions related to the acquisition of Alltel in January 2009, Verizon Wireless divested overlapping properties in 105 operating markets in 24 states during the first half of 2010. In addition, on July 1, 2010, certain of Verizon’s local exchange business and related landline activities in 14 states were spun off (see Note 3). Furthermore, in 2008, we completed the spin-off of our local exchange and related business assets in Maine, New Hampshire and Vermont. Accordingly, the historical Domestic Wireless and Wireline results for these operations have been reclassified to Corporate and Other to reflect comparable segment operating results.

We have adjusted prior-period consolidated and segment information, where applicable, to conform to current year presentation.

Our segments and their principal activities consist of the following:

Segment	Description
Domestic Wireless	Domestic Wireless’ communications products and services include wireless voice and data services and equipment sales across the U.S.

Wireline

Wireline’s communications products and services include voice, Internet access, broadband video and data, Internet protocol network services, network access, long distance and other services. We provide these products and services to consumers in the U.S., as well as to carriers, businesses and government customers both in the U.S. and in over 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

	(dollars in millions)
2010	Domestic Wireless	Wireline	Total Segments
External Operating Revenues
Service revenue	$55,588	$–	$55,588
Equipment and other	7,753	–	7,753
Mass Markets	–	16,247	16,247
Global Enterprise	–	15,667	15,667
Global Wholesale	–	7,173	7,173
Other	–	858	858
Intersegment revenues	66	1,282	1,348

Total operating revenues	63,407	41,227	104,634
Cost of services and sales	19,245	22,618	41,863
Selling, general and administrative expense	18,082	9,372	27,454
Depreciation and amortization expense	7,356	8,469	15,825

Total operating expenses	44,683	40,459	85,142

Operating income	$18,724	$768	$19,492

Assets	$138,863	$83,849	$222,712
Plant, property and equipment, net	32,253	54,594	86,847
Capital expenditures	8,438	7,269	15,707

	(dollars in millions)
2009	Domestic Wireless	Wireline	Total Segments
External Operating Revenues
Service revenue	$51,975	$–	$51,975
Equipment and other	8,250	–	8,250
Mass Markets	–	16,109	16,109
Global Enterprise	–	15,666	15,666
Global Wholesale	–	7,958	7,958
Other	–	1,443	1,443
Intersegment revenues	100	1,275	1,375

Total operating revenues	60,325	42,451	102,776
Cost of services and sales	19,348	22,693	42,041
Selling, general and administrative expense	17,309	9,947	27,256
Depreciation and amortization expense	7,030	8,238	15,268

Total operating expenses	43,687	40,878	84,565

Operating income	$16,638	$1,573	$18,211

Assets	$135,162	$91,778	$226,940
Plant, property and equipment, net	30,849	59,373	90,222
Capital expenditures	7,152	8,892	16,044

	(dollars in millions)
2008	Domestic Wireless	Wireline	Total Segments
External Operating Revenues
Service revenue	$42,527	$–	$42,527
Equipment and other	6,665	–	6,665
Mass Markets	–	15,823	15,823
Global Enterprise	–	16,599	16,599
Global Wholesale	–	8,770	8,770
Other	–	1,959	1,959
Intersegment revenues	106	1,172	1,278

Total operating revenues	49,298	44,323	93,621
Cost of services and sales	15,660	22,890	38,550
Selling, general and administrative expense	14,273	10,169	24,442
Depreciation and amortization expense	5,405	8,174	13,579

Total operating expenses	35,338	41,233	76,571

Operating income	$13,960	$3,090	$17,050

Assets	$111,979	$90,386	$202,365
Plant, property and equipment, net	27,136	58,287	85,423
Capital expenditures	6,510	9,797	16,307

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

	(dollars in millions)
	2010	2009	2008
Operating Revenues
Total reportable segments	$104,634	$102,776	$93,621
Reconciling items:
Deferred revenue adjustment (see Note 1)	(235)	78	34
Impact of divested operations	2,407	5,297	4,084
Corporate, eliminations and other	(241)	(343)	(385)

Consolidated operating revenues	$106,565	$107,808	$97,354

A reconciliation of the total of the reportable segments’ operating income to consolidated Income before provision for income taxes is as follows:

	(dollars in millions)
	2010	2009	2008
Operating Income
Total segment operating income	$19,492	$18,211	$17,050
Merger integration and acquisition costs (see Note 2)	(867)	(954)	(174)
Access line spin-off and other charges (see Note 3)	(407)	(453)	(103)
Severance, pension and benefit charges (see Note 12)	(3,054)	(1,440)	(15,602)
Deferred revenue adjustment (see Note 1)	(235)	78	34
Impact of divested operations (see Note 3)	755	1,769	1,197
Corporate, eliminations and other	(1,039)	(1,233)	210

Consolidated operating income	$14,645	$15,978	$2,612

Equity in earnings of unconsolidated businesses	508	553	567
Other income (expense), net	54	91	283
Interest expense	(2,523)	(3,102)	(1,819)

Income Before (Provision) Benefit for Income Taxes	$12,684	$13,520	$1,643

Assets
Total reportable segments	$222,712	$226,940
Corporate, eliminations and other	(2,707)	(33)

Total consolidated	$220,005	$226,907

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2010, 2009 and 2008. International operating revenues and long-lived assets are not significant.

Note 15

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under generally accepted accounting principles, are excluded from net income. Significant changes in the components of Other comprehensive income (loss), net of (provision) benefit for income taxes are described below.

Foreign Currency Translation

The changes in Foreign currency translation adjustments were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Vodafone Omnitel	$(119)	$49	$(119)
Other international operations	(52)	29	(112)

Foreign currency translation adjustments	$(171)	$78	$(231)

Net Unrealized Gains (Losses) on Cash Flow Hedges

The changes in Unrealized gains (losses) on cash flow hedges were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Unrealized gains (losses)	$38	$112	$(43)
Less reclassification adjustments for gains (losses) realized in net income	(51)	25	(3)

Net unrealized gains (losses) on cash flow hedges	$89	$87	$(40)

Unrealized Gains (Losses) on Marketable Securities

The changes in Unrealized gains (losses) on marketable securities were as follows:

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Unrealized gains (losses)	$37	$95	$(142)
Less reclassification adjustments for gains (losses) realized in net income	8	8	(45)

Net unrealized gains (losses) on marketable securities	$29	$87	$(97)

Foreign Currency Translation Adjustments

The change in Foreign currency translation adjustments during 2010 was primarily driven by the devaluation of the Euro versus the U.S. dollar. The change in Foreign currency translation adjustments during 2009 was primarily driven by the devaluation of the U.S. dollar versus the Euro. The change in Foreign currency translation adjustments during 2008 was primarily driven by the settlement of the foreign currency forward contracts, which hedged a portion of our net investment in Vodafone Omnitel and the devaluation of the Euro versus the U.S. dollar.

Net Unrealized Gains (Losses) on Cash Flow Hedges

During 2010, 2009 and 2008, Unrealized gains (losses) on cash flow hedges included in Other comprehensive income attributable to noncontrolling interest, primarily reflects activity related to a cross currency swap (see Note 10).

Defined Benefit Pension and Postretirement Plans

The change in Defined benefit pension and postretirement plans of $2.5 billion, net of taxes of $1.2 billion at December 31, 2010 was attributable to the change in prior service cost. The change was impacted by a change to our Medicare Part D strategy, resulting in the adoption of plan amendments during the fourth quarter of 2010, which will allow the company to be eligible for greater Medicare Part D plan subsidies over time and was also impacted by the curtailment losses associated with the voluntary incentive program for union-represented employees recorded in the second quarter of 2010 (see Note 12). The change in Defined benefit pension and postretirement plans of $0.3 billion, net of taxes of $0.4 billion at December 31, 2009 was attributable to a change in prior service cost.

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) were as follows:

	(dollars in millions)
At December 31,	2010	2009
Foreign currency translation adjustments	$843	$1,014
Net unrealized gain on cash flow hedges	126	37
Unrealized gain on marketable securities	79	50
Defined benefit pension and postretirement plans	1	(2,473)

Accumulated Other Comprehensive Income (Loss)	$1,049	$(1,372)

Note 16

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Depreciation expense	$14,593	$14,564	$13,227
Interest incurred	3,487	4,029	2,566
Interest capitalized	(964)	(927)	(747)
Advertising expense	2,451	3,020	2,754

Balance Sheet Information
	(dollars in millions)
December 31,		2010	2009
Accounts Payable and Accrued Liabilities
Accounts payable		$3,936	$4,337
Accrued expenses		4,110	3,486
Accrued vacation, salaries and wages		5,686	5,084
Interest payable		813	872
Taxes payable		1,157	1,444

		$15,702	$15,223

Other Current Liabilities
Advance billings and customer deposits		$3,091	$2,644
Dividends payable		1,402	1,372
Other		2,860	2,692

		$7,353	$6,708

Cash Flow Information
	(dollars in millions)
Years Ended December 31,	2010	2009	2008
Cash Paid
Income taxes, net of amounts refunded	$430	$158	$1,206
Interest, net of amounts capitalized	2,433	2,573	1,664

Note 17

Commitments and Contingencies

We are currently involved in certain legal proceedings and, as required, have accrued estimates of the probable and estimable losses for the resolution of these claims that, individually or in the aggregate, were not significant. These estimates have been developed in consultation with outside counsel and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in our assumptions or the effectiveness of our strategies related to these proceedings.

Several state and federal regulatory proceedings may require our telephone operations to pay penalties or to refund to customers a portion of the revenues collected in the current and prior periods. There are also various legal actions pending to which we are a party and claims that, if asserted, may lead to other legal actions. We have established reserves for specific liabilities in connection with regulatory and legal actions, including environmental matters that we currently deem to be probable and estimable. We do not expect that the ultimate resolution of pending regulatory and legal matters in future periods, including the Hicksville matter described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

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

In connection with the execution of agreements for the sales of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as indemnity from certain financial losses. From time to time, counterparties may make claims under these provisions, and Verizon will seek to defend against those claims and resolve them in the ordinary course of business.

Subsequent to the sale of Verizon Information Services Canada in 2004, we continue to provide a guarantee to publish directories, which was issued when the directory business was purchased in 2001 and had a 30-year term (before extensions). The preexisting guarantee continues, without modification, despite the subsequent sale of Verizon Information Services Canada and the spin-off of our domestic print and Internet yellow pages directories business. The possible financial impact of the guarantee, which is not expected to be adverse, cannot be reasonably estimated as a variety of the potential outcomes available under the guarantee result in costs and revenues or benefits that may offset each other. We do not believe performance under the guarantee is likely.

As of December 31, 2010, letters of credit totaling approximately $0.1 billion were executed in the normal course of business, which support several financing arrangements and payment obligations to third parties.

We depend on various key suppliers and vendors to provide us, directly or through other suppliers, with equipment and services, such as switch and network equipment, handsets and other devices and equipment, that we need in order to operate our business and provide products to our customers. For example, our handset and other device suppliers often rely on one vendor for the manufacture and supply of critical components, such as chipsets, used in their devices. If any of our key suppliers, or other suppliers, fail to provide equipment or services on a timely basis or fail to meet our performance expectations, we may be unable to provide services to our customers in a competitive manner or continue to maintain and upgrade our network. Any such disruption could increase our costs, decrease our operating efficiencies and have a material adverse effect on our business, results of operations and financial condition.

We have several commitments primarily to purchase equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $57.3 billion. Of this total amount, we expect to purchase $17.9 billion in 2011, $36.8 billion in 2012 through 2013, $2.1 billion in 2014 through 2015 and $0.5 billion thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items for which we are contractually committed. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2010, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

Note 18

Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon(1)
Quarter Ended	Operating Revenues	Operating Income	Amount	Per Share- Basic	Per Share- Diluted	Net Income
2010
March 31	$26,913	$4,441	$443	$.16	$.16	$2,318
June 30	26,773	410	(1,192)	(.42)	(.42)	553
September 30	26,484	3,383	659	.23	.23	2,698
December 31	26,395	6,411	2,639	.93	.93	4,648

2009
March 31	$26,591	$4,530	$1,521	$.54	$.54	$3,086
June 30	26,861	4,672	1,658	.58	.58	3,335
September 30	27,265	3,823	1,098	.39	.39	2,809
December 31	27,091	2,953	617	.22	.22	2,371

•

Results of operations for the first quarter of 2010 include after-tax charges attributable to Verizon of $1.1 billion related to Medicare Part D subsidy, access line spin-off charges, merger integration and acquisition costs, and severance, pension and benefit charges.

•

Results of operations for the second quarter of 2010 include after-tax charges attributable to Verizon of $2.8 billion related to severance, pension and benefit charges, merger integration and acquisition costs, access line spin-off charges, and a one-time non-cash adjustment to wireless data revenues.

•

Results of operations for the third quarter of 2010 include after-tax charges attributable to Verizon of $0.9 billion primarily related to severance, pension and benefit charges, access line spin-off charges, and merger integration costs.

•

Results of operations for the fourth quarter of 2010 include net after-tax gain attributable to Verizon of $1.1 billion related to severance, pension and benefit charges and merger integration and acquisition costs.

•	Results of operations for the first quarter of 2009 include after-tax charges attributable to Verizon of $0.1 billion related to acquisition related charges, and merger integration costs.

•

Results of operations for the second quarter of 2009 include after-tax charges attributable to Verizon of $0.1 billion of merger integration costs, acquisition related charges, and severance, pension and benefits charges.

•

Results of operations for the third quarter of 2009 include after-tax charges attributable to Verizon of $0.5 billion primarily related to, merger integration and acquisition costs, access line spin-off and other charges and severance, pension and benefits charges.

•

Results of operations for the fourth quarter of 2009 include after-tax charges attributable to Verizon of $0.8 billion for severance, pension and benefits charges, wireline cost reduction initiatives, access line spin-off and other charges and merger integration and acquisition costs.

(1)	Net income (loss) attributable to Verizon per common share is computed independently for each quarter and the sum of the quarters may not equal the annual amount.