Form 10-K, Exhibit 13
period 2011-12-31
VERIZON COMMUNICATIONS INC
filed 2012-02-24
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2011	2010	2009	2008	2007
Results of Operations
Operating revenues	$110,875	$106,565	$107,808	$97,354	$93,469
Operating income	12,880	14,645	15,978	2,612	17,816
Income (loss) before discontinued operations and extraordinary item attributable to Verizon	2,404	2,549	4,894	(2,193)	7,201
Per common share – basic	.85	.90	1.72	(.77)	2.48
Per common share – diluted	.85	.90	1.72	(.77)	2.48
Net income (loss) attributable to Verizon	2,404	2,549	4,894	(2,193)	7,212
Per common share – basic	.85	.90	1.72	(.77)	2.49
Per common share – diluted	.85	.90	1.72	(.77)	2.49
Cash dividends declared per common share	1.975	1.925	1.870	1.780	1.670
Net income attributable to noncontrolling interest	7,794	7,668	6,707	6,155	5,053

Financial Position
Total assets	$230,461	$220,005	$226,907	$202,185	$186,942
Debt maturing within one year	4,849	7,542	7,205	4,993	2,954
Long-term debt	50,303	45,252	55,051	46,959	28,203
Employee benefit obligations	32,957	28,164	32,622	32,512	29,960
Noncontrolling interest	49,938	48,343	42,761	37,199	32,266
Equity attributable to Verizon	35,970	38,569	41,382	41,592	50,580

•

Significant events affecting our historical earnings trends in 2009 through 2011 are described in “Other Items” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

•	2008 and 2007 data includes sales of businesses, severance, pension and benefit charges, merger integration costs, and other items.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon,

S&P 500 Telecommunications Services Index and S&P 500 Stock Index

	At December 31,
Data Points in Dollars	2006	2007	2008	2009	2010	2011
Verizon	100.0	122.1	100.0	103.9	127.9	151.3
S&P 500 Telecom Services	100.0	111.9	77.8	84.7	100.8	107.3
S&P 500	100.0	105.5	66.5	84.1	96.7	98.8

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2006 with dividends (including the value of each respective spin-off) being reinvested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Verizon Communications Inc. (Verizon, or the Company) is a holding company that, acting through its subsidiaries is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. Our offerings, designed to meet customers’ demand for speed, mobility, security and control, include voice, data and video services on our wireless and wireline networks. We have two reportable segments, Verizon Wireless and Wireline. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks. Our wireline business provides consumer, business and government customers with communications products and services, including voice, broadband data and video services, network access, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global IP networks. We have a highly skilled, diverse and dedicated workforce of approximately 193,900 employees as of December 31, 2011.

In recent years Verizon has embarked upon a strategic transformation as advances in technology have changed the ways that our customers interact in their personal and professional lives and that businesses operate. To meet the changing needs of our customers and the changing technological landscape, we are focusing our efforts around higher margin and growing areas of our business: wireless data, wireline data and strategic services, including cloud computing services.

Our strategy requires significant capital investments to acquire wireless spectrum, put the spectrum into service, expand the fiber optic network that supports our wireless and wireline businesses, maintain our wireless and wireline networks and develop and maintain significant advanced database capacity.

•

In our Wireless business, in 2011, strong customer and data services growth primarily driven by strong demand for smartphones and internet data devices resulted in revenue growth of 10.6% from 2010. At December 31, 2011, smartphones represented nearly 44% of our retail postpaid phone base, driving a 21% annual growth in data revenue, which accounts for 40% of Verizon Wireless’ total service revenue.

In 2010, we launched our fourth-generation (4G) Long-Term Evolution technology (LTE) mobile broadband network in 38 major markets, and as of January 19, 2012, we have deployed 4G LTE in 195 markets covering more than 200 million people throughout the country. We expect to deploy 4G LTE in virtually all of our current 3G network footprint by mid-2013. Our 4G LTE network is the fastest of its kind in the United States with speeds up to ten times faster than those of 3G broadband. As a result of our investment in 4G LTE and the shift to more data-centric devices, we expect to achieve both capacity improvements as well as a reduced cost per megabyte, which will allow us to hold or slightly improve our margins.

•

In Wireline, during 2011 compared to 2010, revenues were positively impacted by a 15.2% increase in strategic services revenue, which represented 48.7% of total Global Enterprise revenues at the end of 2011, as well as the expansion of consumer and small business FiOS services, which represented 51% of Mass Markets revenue at the end of 2011. To compensate for the shrinking market for traditional voice service, we continue to build the Wireline segment around data, video and advanced business services—areas where demand for reliable high-speed connections is growing. As more applications are developed for this high-speed service, we expect that FiOS will become a hub for managing a multitude of home services that will eventually be part of the digital grid, including not just entertainment and communications, but also machine-to-machine communications, such as home monitoring, home health care, energy management services and utilities.

In 2011, we acquired Terremark Worldwide Inc. (Terremark), a global provider of information technology infrastructure and cloud services. This acquisition enhanced our competitive position in managed hosting and cloud services offerings to business and government customers globally and is contributing to our growth in revenues. Additionally, in 2011 we acquired a provider of cloud software technology, which has further enhanced our offerings of cloud services. We expect our provisioning of cloud services to be instrumental to our future growth as it allows us to meet the evolving demands of our customers.

In December 2011, we entered into agreements to acquire Advanced Wireless Services (AWS) spectrum licenses held by SpectrumCo, LLC and Cox TMI Wireless. The aggregate value of these transactions is approximately $3.9 billion. The consummation of each of these transactions is subject to various conditions, including approval by the Federal Communications Commission (FCC) and review by the Department of Justice (DOJ). These spectrum acquisitions are expected to close in 2012.

In December 2011, we entered into commercial agreements with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and Verizon Wireless became agents to sell one another’s products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, to sell Verizon Wireless service on a wholesale basis. In addition, the cable companies (other than Cox Communications Inc.) and Verizon Wireless have formed a technology innovation joint venture for the development of technology and intellectual property to better integrate wireline and wireless products and services. These commercial agreements and the formation of the joint venture are currently under review by the DOJ.

Investing in innovative technology like wireless networks, high-speed fiber and cloud services has positioned Verizon at the center of the growth trends of the future. By investing in our own capabilities, we are also investing in the markets we serve by making sure our communities have a fast, reliable infrastructure for competing in the information economy. We are committed to putting our customers first and being a responsible member of our communities. Guided by this commitment and by our core values of integrity, respect, performance excellence and accountability, we believe we are well-positioned to produce a long-term return for our shareowners, create meaningful work for ourselves and provide something of lasting value for society.

On December 31, 2011, Chief Executive Officer Lowell C. McAdam assumed the role of Chairman of the Board of Directors, thereby completing the succession plan that was put in place by our Board of Directors.

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

Connection and Operating Trends

In our Wireless segment, we expect to continue to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on customer demand for data services and bringing our customers new ways of using wireless services in their daily lives. We expect that future connection growth will accelerate as we continue to introduce new smartphones, internet devices such as tablets, and our suite of 4G LTE devices. We believe these devices will attract and retain higher value retail postpaid customers, contribute to continued increases in the penetration of data services and keep our device line-up competitive versus other wireless carriers. We expect future growth opportunities will be dependent on expanding the penetration of our data services, offering innovative wireless devices for both consumer and business customers and increasing the number of ways that our customers can connect with our network and services.

In recent years, we have experienced continuing access line losses in our Wireline segment as customers have disconnected both primary and secondary lines and switched to alternative technologies such as wireless, VoIP and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies. In the third quarter of 2011, we experienced a decline in our Wireline margin due to storm-related and work stoppage events that occurred in the quarter. However, we reduced our FiOS installation backlog caused by the storm-related events, and we expect to continue improving margins in the Wireline segment in 2012.

Despite this challenging environment, we expect that we will continue to grow key aspects of our wireline business by providing superior network reliability, offering innovative product bundles that include high-speed Internet access, digital television and local and long distance voice services, offering more robust IP products and services, and accelerating our cloud computing strategy. We will also continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions.

Operating Revenue

We expect to experience service revenue growth in our Verizon Wireless segment in 2012 primarily as a result of the growth of our postpaid customer base as well as continued data revenue growth driven by increased penetration of data services resulting from increased sales of smartphones and other data-capable devices. We expect that retail postpaid average revenue per user (ARPU) will continue to increase as an increasing proportion of our customers use smartphone devices with bundled voice and data service plans. However, we expect both retail postpaid ARPU and retail postpaid data ARPU growth to be adversely impacted by the ongoing declines in our average voice revenue per user, an expected decline in revenues from text messaging and an increase in the sale of lower priced packages for internet data devices, such as tablets, USB modems or Jetpacks, formerly known as “Mobile Hotspots.” In addition, we have experienced ARPU dilution as a result of customers optimizing the value of their data packages for internet data devices, and we expect this trend to continue. We expect that our future service revenue growth will be substantially derived from data revenue growth as we continue to expand the penetration of our wireless data offerings and increase our sales and usage of innovative wireless smartphones and other data-capable devices.

During 2011, we experienced a significant increase in Wireless equipment and other revenue as a result of sales of new smartphone devices, including Apple’s iPhone 4 and 4S and our 4G LTE-capable devices. We expect that continued emphasis on increasing smartphone penetration will positively impact equipment revenue as these devices typically carry higher price points than basic phones.

We expect FiOS broadband and video penetration to positively impact our Mass Markets revenue and subscriber base but to continue to experience declining revenues in our Wireline segment primarily due to access line losses as a result of wireless substitution, along with a continued decline in our legacy wholesale and enterprise markets. However, we also expect continued growth of strategic services revenue as we derive additional revenues from cloud, security and other solutions-based services and customers continue to migrate their services to Private IP and other strategic networking services.

Operating Costs and Expenses

We anticipate our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment and sales commission costs. In addition, we expect content costs for our video services to continue to increase. However, we expect to continue to achieve other operating cost efficiencies through a number of cost savings initiatives to help control our overall operating costs. In addition, we continue to improve our processes across all business lines with a focus on improving productivity, which we expect will continue to contribute positively to our profitability.

Capital Expenditures

Our 2012 capital program includes capital to fund advanced networks and services, including 4G LTE and FiOS, the continued expansion of our core networks, including our IP and data center enhancements, maintenance and support for our legacy voice networks and other expenditures to drive operating efficiencies. The amount and the timing of the Company’s capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are not subject to any agreement that would constrain our ability to control our capital expenditures by requiring material capital expenditures on a designated schedule or upon the occurrence of designated events. Capital expenditures in 2011 were $16.2 billion, as compared to $16.5 billion in 2010. We believe that we have significant discretion over the amount and timing of our capital expenditures on a company-wide basis.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support continued profitable growth, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon’s Board of Directors increased the Company’s quarterly dividend by 2.6% during 2011, making this the fifth consecutive year in which we have raised our dividend.

Our goal is to use our cash to create long-term value for our shareholders. We will continue to look for investment opportunities that will help us to grow the business. When appropriate, we will also use our cash to reduce our debt levels and buy back shares of our outstanding common stock, and Verizon Wireless may make distributions to its partners (see “Cash Flows from Financing Activities-Other, net”).

Other

We do not currently expect that legislative efforts relating to climate control will have a material adverse impact on our consolidated financial results or financial condition. We believe there may be opportunities for companies to increase their use of communications services, including those we provide, in order to minimize the environmental impact of their businesses.

We continue to be actively involved in labor negotiations with our unions. Many of our union-represented employees are currently working under an agreement indefinitely extending the contracts that expired in August 2011, with either the Company or the unions having the right to terminate the contract extension after providing seven days notice. The terms of any new contract will affect our future obligations to our employees for compensation and benefits.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight items of a non-operational nature that are not included in our segment results. We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. Our segments are Verizon Wireless and Wireline. In “Segment Results of Operations,” we review the performance of our two reportable segments.

Corporate, eliminations and other includes unallocated corporate expenses such as certain pension and other employee benefit related costs, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, lease financing and divested operations, and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance. We believe that this presentation assists users of our financial statements in better understanding our results of operations and trends from period to period.

Corporate, eliminations and other during 2010 included a one-time non-cash adjustment of $0.2 billion primarily to adjust wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that were earned and recognized in future periods. The adjustment was not material to the consolidated financial statements (see “Other Items”). In addition, the results of operations related to the divestitures we completed in 2010 (see “Acquisitions and Divestitures”) included in Corporate, eliminations and other are as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Impact of Divested Operations
Operating revenues	$–	$2,407	$5,297
Cost of services and sales	–	574	1,288
Selling, general and administrative expense	–	665	1,356
Depreciation and amortization expense	–	413	884

Consolidated Revenues

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Verizon Wireless
Service revenue	$59,157	$55,629	$52,046	$3,528	6.3%	$3,583	6.9%
Equipment and other	10,997	7,778	8,279	3,219	41.4	(501)	(6.1)

Total	70,154	63,407	60,325	6,747	10.6	3,082	5.1
Wireline
Mass Markets	16,337	16,256	16,115	81	0.5	141	0.9
Global Enterprise	15,622	15,316	15,289	306	2.0	27	0.2
Global Wholesale	7,973	8,746	9,533	(773)	(8.8)	(787)	(8.3)
Other	750	909	1,514	(159)	(17.5)	(605)	(40.0)

Total	40,682	41,227	42,451	(545)	(1.3)	(1,224)	(2.9)
Corporate, eliminations and other	39	1,931	5,032	(1,892)	(98.0)	(3,101)	(61.6)

Consolidated Revenues	$110,875	$106,565	$107,808	$4,310	4.0	$(1,243)	(1.2)

2011 Compared to 2010

The increase in consolidated revenues during 2011 compared to 2010 was primarily due to higher revenues at Verizon Wireless, the expansion of FiOS services and increased revenues from strategic services at our Wireline segment. In addition, the increase during 2011 was partially offset by the impact of divested operations.

The increase in Verizon Wireless’ revenues during 2011 compared to 2010 was primarily due to growth in both service and equipment revenue. Service revenue increased during 2011 compared to 2010 primarily due to an increase in total connections since January 1, 2011, as well as continued growth in our data revenue, partially offset by a decline in voice revenue.

Total wireless data revenue was $23.6 billion and accounted for 40.0% of service revenue during 2011 compared to $19.6 billion and 35.1% during 2010. Total data revenue continues to increase as a result of the increased penetration of data offerings, in particular for smartphone data service plans which provide our customers with access to web and e-mail via their wireless device. We have also experienced growth in data revenues for internet data devices such as tablets, USB modems and Jetpacks which also require service plans allowing access to data services. Voice revenue decreased as a result of continued declines in retail postpaid voice ARPU due to the ongoing impact of our retail customers seeking to optimize the value of our voice minute bundles, partially offset by an increase in the number of customers.

Equipment and other revenue increased during 2011 compared to 2010 due to an increase in the sales volume for smartphones to new and upgrading customers. Partially offsetting these increases was a decrease in the sales volume for basic phones in both periods.

The decrease in Wireline’s revenues during 2011 compared to 2010 was primarily driven by declines in Global Wholesale and Other Global Enterprise revenues. The decrease in Global Wholesale revenues was primarily due to a $0.4 billion decline in international voice revenues as a result of decreased minutes of use (MOUs) in traditional voice products as a result of increases in voice termination pricing on certain international routes. Other Global Enterprise revenues declined primarily due to lower customer premise equipment revenues, reflecting our focus on improving margins by de-emphasizing sales of equipment that are not a part of an overall enterprise solutions bundle, as well as customers migrating to next generation IP services. Other Wireline revenue also decreased primarily as a result of former MCI mass market customer losses. These revenue declines were partially offset by continued revenue growth in Global Enterprise strategic services, in part due to the inclusion of the revenues of Terremark, and in Mass Markets, primarily due to the expansion of FiOS services (Voice, Internet and Video), partially offset by the decline of local exchange revenues.

2010 Compared to 2009

The decrease in Consolidated revenues during 2010 compared to 2009 was primarily due to the impact of divested operations and declines in revenues at our Wireline segment resulting from switched access line losses and decreased MOUs in traditional voice products, partially offset by higher revenues in our growth markets.

The increase in Verizon Wireless’ revenues during 2010 compared to 2009 was primarily due to growth in service revenue. Service revenue increased during 2010 compared to 2009 primarily due to an increase in total customers since January 1, 2010, as well as continued growth in our data ARPU, partially offset by a decline in voice ARPU.

Total wireless data revenue was $19.6 billion and accounted for 35.1% of service revenue during 2010, compared to $15.6 billion and 29.9% during 2009. Total data revenue increased as a result of the increased penetration of data offerings, in particular for web and e-mail services resulting in part from increased sales of smartphone and other data-capable devices. Voice revenue decreased as a result of continued declines in our voice ARPU, partially offset by an increase in the number of customers.

Equipment and other revenue decreased during 2010 compared to 2009 due to a decrease in the number of equipment units sold, which resulted from a decrease in customer gross additions.

The decrease in Wireline’s revenues during 2010 compared to 2009 was primarily due to lower Global Wholesale and Other revenue, partially offset by an increase in Mass Markets revenue. The decrease in Global Wholesale revenues during 2010 compared to 2009 was primarily due to decreased MOUs in traditional voice products, increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. The decrease in Other revenue during 2010 compared to 2009 was primarily due to reduced business volumes, including former MCI mass market customer losses. The increase in Mass Markets revenue during 2010 compared to 2009 was primarily driven by the expansion of FiOS services (Voice, Internet and Video), partially offset by the decline of local exchange revenues principally as a result of a decline in switched access lines. Global Enterprise revenues during 2010 compared to 2009 were essentially unchanged as higher customer premise equipment and strategic networking revenues were offset by lower local services and traditional circuit-based revenues.

Consolidated Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Cost of services and sales	$45,875	$44,149	$44,579	$1,726	3.9%	$(430)	(1.0)%
Selling, general and administrative expense	35,624	31,366	30,717	4,258	13.6	649	2.1
Depreciation and amortization expense	16,496	16,405	16,534	91	0.6	(129)	(0.8)

Consolidated Operating Expenses	$97,995	$91,920	$91,830	$6,075	6.6	$90	0.1

Consolidated operating expenses increased during 2011 and 2010 primarily due to higher severance, pension and benefit charges (see “Other Items”) as well as increased operating expenses at Verizon Wireless. The changes in consolidated operating expenses during 2011 and 2010 were also favorably impacted by divested operations.

2011 Compared to 2010

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

Cost of services and sales increased during 2011 compared to 2010 primarily due to higher cost of equipment sales at our Verizon Wireless segment, as well as increased costs at our Wireline segment related to repair and maintenance expenses caused by storm-related events during 2011, higher content costs associated with continued FiOS subscriber growth and the acquisition of Terremark in the second quarter of 2011. Partially offsetting the increase were lower non-operational charges noted in the table below, a decrease in access costs resulting primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes.

Selling, General and Administrative Expense

Selling, general and administrative expense includes: salaries and wages and benefits not directly attributable to a service or product; bad debt charges; taxes other than income taxes; advertising and sales commission costs; customer billing; call center and information technology costs; professional service fees; and rent and utilities for administrative space.

Selling, general and administrative expense increased during 2011 compared to 2010 primarily due to higher severance, pension and benefit charges and costs caused by storm-related events as well as higher sales commission expense at our Verizon Wireless segment. Partially offsetting the increase was the absence of merger integration and acquisition related charges and access line spin-off charges during 2011 and a decrease in compensation expense at our Wireline segment.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2011 compared to 2010 as a result of growth in depreciable assets at our Wireless segment and the acquisition of Terremark in the second quarter of 2011, partially offset by lower non-operational charges noted in the table below and amortization expense as a result of a reduction in capitalized non-network software at our Wireline segment. The change in depreciation and amortization expense was also partially attributable to the impact of divested operations.

2010 Compared to 2009

Cost of Services and Sales

Cost of services and sales decreased during 2010 compared to 2009 primarily due to the impact of divested operations, lower headcount and productivity improvements at our Wireline and Verizon Wireless segments, partially offset by higher severance, pension and benefit charges during 2010 and other non-operational charges noted in the table below as well as higher customer premise equipment and content costs. In addition, lower access costs at Wireline were primarily driven by management actions to reduce exposure to unprofitable international wholesale routes. Our FiOS Video and Internet cost of acquisition per addition also decreased in 2010 compared to 2009. Wireless network costs increased as a result of an increase in local interconnection cost and increases in roaming costs.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2010 compared to 2009 primarily due to higher severance, pension and benefit charges, which primarily included a pension and postretirement benefit plan remeasurement loss in 2010 compared to a remeasurement gain in 2009, as well as the charges in connection with an agreement reached with certain unions on temporary enhancements. In addition, the increase in Selling, general and administrative expense reflected higher sales commission expense at our Verizon Wireless segment in our indirect channel as a result of increases in both the average commission per unit, as the mix of units continues to shift toward data devices and more customers activate data service, and contract renewals in connection with equipment upgrades. Partially offsetting the increase was the impact of divested operations and the impact of cost reduction initiatives in our Wireline segment. Selling, general and administrative expense during 2010 was also impacted by lower access line spin-off and merger integration related charges noted in the table below.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2010 compared to 2009. The decrease was primarily due to the impact of divested operations, partially offset by additions to the depreciable asset base. Depreciation and amortization expense during 2010 was also impacted by lower non-operational charges noted in the table below.

Non-operational Charges

Non-operational charges included in operating expenses were as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Severance, Pension and Benefit Charges
Cost of services and sales	$–	$1,723	$1,443
Selling, general and administrative expense	5,954	1,331	(3)

	5,954	3,054	1,440
Merger Integration and Acquisition Related Charges
Cost of services and sales	–	376	195
Selling, general and administrative expense	–	389	442
Depreciation and amortization expense	–	102	317

	–	867	954
Access Line Spin-off Related Charges
Cost of services and sales	–	42	38
Selling, general and administrative expense	–	365	415

	–	407	453

Total non-operating charges included in operating expenses	$5,954	$4,328	$2,847

See “Other Items” for a description of other non-operational items.

Consolidated Operating Income and EBITDA

Consolidated earnings before interest, taxes, depreciation and amortization expenses (Consolidated EBITDA) and Consolidated Adjusted EBITDA, which are presented below, are non-GAAP measures and do not purport to be alternatives to operating income as a measure of operating performance. Management believes that these measures are useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Consolidated EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense, equity in earnings of unconsolidated businesses and other income and (expense), net to net income. Consolidated Adjusted EBITDA is calculated by excluding the effect of non-operational items and the impact of divested operations from the calculation of Consolidated EBITDA.

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

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Consolidated Operating Income	$12,880	$14,645	$15,978
Add Depreciation and amortization expense	16,496	16,405	16,534

Consolidated EBITDA	29,376	31,050	32,512
Add Non-operating charges included in operating expenses (1)	5,954	4,226	2,530
Add Deferred revenue adjustment	–	268	–
Less Impact of divested operations (1)	–	(1,168)	(2,653)

Consolidated Adjusted EBITDA	$35,330	$34,376	$32,389

(1)	Excludes non-operating charges included in Depreciation and amortization expense.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased $64 million, or 12.6%, in 2011 compared to 2010 and $45 million, or 8.1%, in 2010 compared to 2009 primarily due to changes in earnings from operations at Vodafone Omnitel N.V. and the related foreign exchange gains and losses due to movements of the Euro against the U.S. dollar.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Interest income	$68	$92	$75	$(24)	(26.1)%	$17	22.7%
Foreign exchange gains (losses), net	(9)	5	–	(14)	nm	5	–
Other, net	(73)	(43)	16	(30)	69.8	(59)	nm

Total	$(14)	$54	$91	$(68)	nm	$(37)	(40.7)

nm – not meaningful

Other income and (expense), net decreased during 2011 compared to 2010 primarily driven by higher fees related to the early extinguishment of debt (see “Other Items”) and foreign exchange losses at our international wireline operations, partially offset by gains on sales of short-term investments.

Other income and (expense), net decreased during 2010 compared to 2009 primarily due to fees incurred during the third quarter of 2010 related to the early extinguishment of debt. Partially offsetting the decrease was higher distributions from investments and foreign exchange gains at our international wireline operations.

Interest Expense

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Total interest costs on debt balances	$3,269	$3,487	$4,029	$(218)	(6.3)%	$(542)	(13.5)%
Less capitalized interest costs	442	964	927	(522)	(54.1)	37	4.0

Total	$2,827	$2,523	$3,102	$304	12.0	$(579)	(18.7)

Average debt outstanding	$55,629	$57,278	$64,039
Effective interest rate	5.9%	6.1%	6.3%

Total interest costs on debt balances decreased during 2011 compared to 2010 primarily due to a $1.6 billion decrease in average debt (see “Consolidated Financial Condition”) and a lower effective interest rate. Capitalized interest costs were lower in 2011 primarily due to our ongoing deployment of the 4G LTE network.

Total interest costs on debt balances decreased during 2010 compared to 2009 primarily due to a $6.8 billion decline in average debt. Interest costs during 2009 included fees related to the bridge facility that was entered into and utilized to complete the acquisition of Alltel Corporation (Alltel), which contributed to the higher effective interest rate.

Provision for Income Taxes

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Provision for income taxes	$285	$2,467	$1,919	$(2,182)	(88.4)%	$548	28.6%
Effective income tax rate	2.7%	19.4%	14.2%

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. Our effective income tax rate is significantly lower than the statutory federal income tax rate for all years presented due to the inclusion of income attributable to Vodafone Group Plc.’s (Vodafone) noncontrolling interest in the Verizon Wireless partnership within our income before the provision for income taxes, which resulted in our effective income tax rate being 7.9, 29.8 and 14.0 percentage points lower during 2011, 2010 and 2009, respectively.

The effective income tax rate in 2011 decreased to 2.7% from 19.4% in 2010. This decrease was primarily driven by lower income before provision for income taxes as a result of higher pension and benefit charges recorded in 2011 as well as tax benefits from state valuation allowance reversals in 2011. The decrease was also due to a one-time, non-cash income tax charge of $1.0 billion recorded during the three months ended March 31, 2010 as a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act). Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon’s financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted.

The effective income tax rate in 2010 increased to 19.4% from 14.2% in 2009. The increase was primarily driven by a one-time, non-cash income tax charge of $1.0 billion for the Health Care Act described above. The increase was partially offset primarily by higher earnings attributable to Vodafone’s noncontrolling interest in the Verizon Wireless Partnership.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 12 to the consolidated financial statements.

Net Income Attributable to Noncontrolling Interest

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Net income attributable to noncontrolling interest	$7,794	$7,668	$6,707	$126	1.6%	$961	14.3%

The increases in Net income attributable to noncontrolling interest during 2011 compared to 2010, and 2010 compared to 2009 were due to higher earnings in our Verizon Wireless segment, which has a 45% noncontrolling partnership interest attributable to Vodafone.

Segment Results of Operations

We have two reportable segments, Verizon Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income. The use of segment operating income is consistent with the chief operating decision maker’s assessment of segment performance.

Segment EBITDA, which is presented below, is a non-GAAP measure and does not purport to be an alternative to operating income as a measure of operating performance. Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Segment EBITDA is calculated by adding back depreciation and amortization expense to segment operating income.

Verizon Wireless Segment EBITDA service margin, also presented below, is calculated by dividing Verizon Wireless Segment EBITDA by Verizon Wireless service revenues. Verizon Wireless Segment EBITDA service margin utilizes service revenues rather than total revenues. Service revenues primarily exclude equipment revenues in order to reflect the impact of providing service to the wireless customer base on an ongoing basis. Verizon Wireline EBITDA margin is calculated by dividing Wireline EBITDA by total Wireline revenues. You can find additional information about our segments in Note 13 to the consolidated financial statements.

Verizon Wireless

Our Verizon Wireless segment, primarily comprised of Cellco Partnership doing business as Verizon Wireless, is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%. Verizon Wireless provides wireless voice and data services across one of the most extensive wireless networks in the United States and has the largest 3G and 4G LTE networks of any U.S. wireless service provider.

We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid customers represent individual lines of service for which a customer pays in advance a monthly access charge in return for a monthly voice and/or data service allowance, and use of any services beyond the allowances is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless data and voice services without a long-term contract or credit verification by paying in advance.

All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenue and Selected Operating Statistics

				(dollars in millions, except ARPU)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Retail service	$56,660	$53,308	$50,760	$3,352	6.3%	$2,548	5.0%
Other service	2,497	2,321	1,286	176	7.6	1,035	80.5

Service revenue	59,157	55,629	52,046	3,528	6.3	3,583	6.9
Equipment and other	10,997	7,778	8,279	3,219	41.4	(501)	(6.1)

Total Operating Revenue	$70,154	$63,407	$60,325	$6,747	10.6	$3,082	5.1

Connections (‘000): (1)
Total connections (2)	107,798	102,246	96,495	5,552	5.4	5,751	6.0
Retail customers	92,167	87,535	85,445	4,632	5.3	2,090	2.4
Retail postpaid customers	87,382	83,125	80,495	4,257	5.1	2,630	3.3

Net additions in period (‘000): (3)
Total connections (2)	5,419	5,517	4,935	(98)	(1.8)	582	11.8
Retail customers	4,624	1,977	4,369	2,647	133.9	(2,392)	(54.7)
Retail postpaid customers	4,252	2,529	3,987	1,723	68.1	(1,458)	(36.6)

Churn Rate:
Retail customers	1.26%	1.38%	1.41%
Retail postpaid customers	0.95%	1.02%	1.07%

ARPU:
Retail service	$52.69	$51.51	$50.85	$1.18	2.3	$0.66	1.3
Retail postpaid	54.34	53.14	52.29	1.20	2.3	0.85	1.6
Retail postpaid data	21.70	18.78	15.75	2.92	15.5	3.03	19.2

(1)  As of end of period.

(2)  The number of Total connections for 2011 reflects a reduction of 869,000 Wholesale and Other Connections from previously reported numbers.

(3)  Excluding acquisitions and adjustments.

2011 Compared to 2010

The increase in Verizon Wireless’ total operating revenue during 2011 compared to 2010 was primarily due to growth in service and equipment revenue.

Connections

Total connections increased during 2011 compared to 2010 primarily due to an increase in retail postpaid customer gross additions as well as ongoing improvements in our retail customer churn rate, both of which we believe were primarily the result of the strength of the devices in our product portfolio, including the Apple iPhone 4 and 4S and our line-up of 3G and 4G Android and other 4G LTE capable devices, as well as the reliability of our network, partially offset by a year-over-year decline in net additions from wholesale and other connections.

Total connections represent the total of our retail customers and wholesale and other connections. Wholesale and other connections include customers from our reseller channel as well as connections from non-traditional wireless-enabled devices, such as those used to support vehicle tracking, telematics services and machine-to-machine connections.

Retail (non-wholesale) customers are customers directly served and managed by Verizon Wireless that use its branded services. Retail postpaid customers represent individual lines of service for which a customer pays in advance a monthly access charge in return for a monthly voice and/or data service allowance, and use of any services beyond the allowances is billed in arrears. Churn is the rate at which customers disconnect individual lines of service. We expect to continue to experience retail customer growth based on the strength of our product offerings and network service quality.

Service revenue

Service revenue increased during 2011 compared to 2010 primarily due to the above-mentioned increase in total connections during the year, as well as continued growth in data revenue, partially offset by a decline in voice revenue.

Total data revenue was $23.6 billion and accounted for 40.0% of service revenue during 2011 compared to $19.6 billion and 35.1% during 2010. Total data revenue continues to increase as a result of the increased penetration of our data offerings, in particular for higher-tier data service plans which provide our customers with access to web and e-mail via their wireless device. We have also experienced growth in data revenues from the use of internet data devices such as tablets, USB modems and Jetpacks. Voice revenue decreased as a result of continued declines in retail postpaid voice ARPU, as discussed below, partially offset by an increase in the number of customers. We expect that total service revenue and total data revenue will continue to grow as we grow our customer base and increase the penetration of our data offerings as a larger proportion of our customers use smartphones and other data-capable devices.

The increases in retail service ARPU (the average revenue per user per month from retail customers) and retail postpaid ARPU (the average revenue per user per month from retail postpaid customers) during 2011 compared to 2010 were due to a continued increase in our retail postpaid data ARPU, offset by a decline in our retail postpaid voice ARPU. Retail postpaid data ARPU increased as a result of continued growth in the proportion of our customer base using smartphones, which grew to 43.5% of our retail postpaid customers as of December 31, 2011 compared to 28.1% at December 31, 2010. However, both retail postpaid ARPU and retail postpaid data ARPU growth were adversely impacted by the growing proportion of our customers using internet data devices and customers optimizing the value of their data packages for these devices. Internet data devices represented 8.1% of our retail postpaid customer base as of December 31, 2011 compared to 7.0% at December 31, 2010. In addition, our retail postpaid voice ARPU was $32.64 during 2011, representing a decline of $1.72, or 5.0%, compared to 2010 primarily due to the ongoing impact of our retail customers seeking to optimize the value of our voice minute bundles.

Other service revenue includes revenue from wholesale and other connections as well as third party roaming revenue. Other service revenue increased during 2011 compared to 2010 as a result of year-to-date growth in wholesale and other connections, partially offset by a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2011 compared to 2010 due to an increase in the sales volume of smartphones to new and upgrading customers. Partially offsetting these increases was a decrease in the sales volume for basic phones in both periods.

2010 Compared to 2009

The increase in Verizon Wireless’ total operating revenue during 2010 compared to 2009 was primarily due to growth in service revenue.

Connections

Total connections increased during 2010 compared to 2009 due to the increase during the year in customer net additions from our reseller channel as a result of the marketplace shift in customer activations during the first half of the year toward unlimited prepaid offerings of the type being sold by a number of resellers, as well as connections from non-traditional wireless-enabled devices, partially offset by the decline in retail customer net additions. The decline in retail customer net additions during 2010 compared to 2009 was due to a decrease in retail customer gross additions, as well as an increase in churn for our retail prepaid base in part due to the marketplace shift in customer activations mentioned above.

Customers from acquisitions and adjustments at December 31, 2010 included approximately 106,000 net customers, after conforming adjustments, that we acquired in a transaction with AT&T. Customers from acquisitions at December 31, 2009 included approximately 11.4 million total customer net additions, after conforming adjustments and the impact of required divestitures, which resulted from our acquisition of Alltel in January 2009 (see “Acquisitions and Divestitures”).

Service revenue

Service revenue increased during 2010 compared to 2009 primarily due to an increase in total customers since January 1, 2010, as well as continued growth in our data ARPU, partially offset by a decline in voice ARPU.

Total data revenue was $19.6 billion and accounted for 35.1% of service revenue during 2010 compared to $15.6 billion and 29.9% during 2009. Total data revenue increased as a result of the increased penetration of our data offerings, in particular for web and e-mail services resulting in part from increased sales of smartphone and other data-capable devices. Voice revenue decreased as a result of continued declines in our voice ARPU, as discussed below, partially offset by an increase in the number of customers.

The decline in service ARPU during 2010 compared to 2009 was due to a continued reduction in voice revenue per customer and the impact of changes in our customer mix as a result of increased reseller customer net additions, partially offset by an increase in retail postpaid data ARPU. Total retail postpaid voice ARPU declined $2.18, or 6.0%, due to the ongoing impact of customers seeking to optimize the value of our voice minute bundles. Total retail postpaid data ARPU increased as a result of continued growth and penetration of our data offerings resulting in part from the above mentioned increase in sales of our smartphones and other data-capable devices. Retail service ARPU, the average revenue per user from retail customers, increased during 2010 due to increases in our penetration of data offerings which more than offset declines in our voice revenues.

Equipment and Other Revenue

Equipment and other revenue decreased during 2010 compared to 2009 due to a decrease in the number of equipment units sold as a result of a decrease in customer gross additions.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Cost of services and sales	$24,086	$19,245	$19,348	$4,841	25.2%	$(103)	(0.5)%
Selling, general and administrative expense	19,579	18,082	17,309	1,497	8.3	773	4.5
Depreciation and amortization expense	7,962	7,356	7,030	606	8.2	326	4.6

Total Operating Expenses	$51,627	$44,683	$43,687	$6,944	15.5	$996	2.3

Cost of Services and Sales

Cost of services and sales increased during 2011 compared to 2010 primarily due to higher costs of equipment sales. Cost of equipment sales increased by $4.9 billion driven by increased sales of higher cost smartphones, including Apple’s iPhone 4 and 4S and other data-capable devices. Partially offsetting these increases were decreases in the volume sold and average cost per unit of basic phones. In addition, cost of services increased during 2011 due to higher wireless network costs resulting from an increase in local interconnection costs related to additional Evolution-Data Optimized (EV-DO) capacity to meet expected data usage demands as well as an increase in Ethernet facilities costs that support the 4G LTE network. The increase in cost of services was also impacted by higher roaming costs incurred in markets divested during 2010 and increased data roaming. Partially offsetting these increases was a decrease in costs for long distance and data services and applications.

Cost of services and sales decreased during 2010 compared to 2009 due to a decrease in the cost of equipment sales, partially offset by an increase in cost of services. Cost of equipment sales decreased by $0.6 billion primarily due to both a decrease in retail customer gross additions and cost reduction initiatives, partially offset by an increase in the average cost per unit. Cost of services increased due to higher wireless network costs driven by increases in local interconnection cost as a result of both higher capacity needs from increases in data usage as well as costs incurred to transition to Ethernet facilities used to support the 4G LTE network. In addition, the increase in costs of services was impacted by higher roaming costs as a result of increased international roaming volumes, data roaming and roaming costs incurred in the markets divested during 2010, partially offset by synergies from moving traffic to our own network. Also contributing to higher wireless network costs during 2010 compared to 2009 was an increase in operating lease expense related to our network cell sites.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2011 compared to 2010 primarily due to higher sales commission expense in our indirect channel. Indirect sales commission expense increased $1.2 billion during 2011 compared to 2010 as a result of increases in the average commission per unit, as the mix of units continues to shift toward data devices and more customers activate data services, and increased contract renewals in connection with equipment upgrades.

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

Depreciation and Amortization Expense

The changes in depreciation and amortization expense during 2011 and 2010 compared to the preceding year were primarily driven by growth in depreciable assets.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Segment Operating Income	$18,527	$18,724	$16,638	$(197)	(1.1)%	$2,086	12.5%
Add Depreciation and amortization expense	7,962	7,356	7,030	606	8.2	326	4.6

Segment EBITDA	$26,489	$26,080	$23,668	$409	1.6	$2,412	10.2

Segment operating income margin	26.4%	29.5%	27.6%
Segment EBITDA service margin	44.8%	46.9%	45.5%

The changes in the table above during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Non-recurring or non-operational items excluded from Verizon Wireless’ Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Merger integration and acquisition related charges	$–	$867	$954
Severance, pension and benefit charges	76	–	–
Impact of divested operations	–	(348)	(789)
Deferred revenue adjustment	–	235	(78)

	$76	$754	$87

Wireline

The Wireline segment provides customers with voice service including long distance, broadband video and data, IP network services, network access and other services. We provide these products and services to consumers and small businesses in the United States, as well as to businesses and government customers and carriers both in the United States and in over 150 other countries around the world.

Reclassifications have been made to reflect comparable operating results for the spin-off of the operations included in the Frontier transaction, which we owned through June 30, 2010 (see “Acquisitions and Divestitures”).

Operating Revenues and Selected Operating Statistics

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Consumer retail	$13,606	$13,419	$13,202	$187	1.4%	$217	1.6%
Small business	2,731	2,837	2,913	(106)	(3.7)	(76)	(2.6)

Mass Markets	16,337	16,256	16,115	81	0.5	141	0.9
Strategic services	7,607	6,602	6,195	1,005	15.2	407	6.6
Other	8,015	8,714	9,094	(699)	(8.0)	(380)	(4.2)

Global Enterprise	15,622	15,316	15,289	306	2.0	27	0.2
Global Wholesale	7,973	8,746	9,533	(773)	(8.8)	(787)	(8.3)
Other	750	909	1,514	(159)	(17.5)	(605)	(40.0)

Total Operating Revenues	$40,682	$41,227	$42,451	$(545)	(1.3)	$(1,224)	(2.9)

Connections (‘000): (1)
Total voice connections	24,137	26,001	28,323	(1,864)	(7.2)	(2,322)	(8.2)

Total Broadband connections	8,670	8,392	8,160	278	3.3	232	2.8
FiOS Internet subscribers	4,817	4,082	3,286	735	18.0	796	24.2
FiOS Video subscribers	4,173	3,472	2,750	701	20.2	722	26.3

(1) As of end of period.

Wireline’s revenues decreased during 2011 compared to 2010 primarily driven by declines in Global Wholesale and Other Global Enterprise revenues, largely as a result of declines in voice connections and in traditional voice and data services provided to business customers, partially offset by increased revenues from our growth markets as well as the impact of the revenues of Terremark.

Mass Markets

Mass Markets operations provide local exchange (basic service and end-user access) and long distance (including regional toll) voice services, broadband services (including high-speed Internet, FiOS Internet and FiOS Video) to residential and small business subscribers.

2011 Compared to 2010

Mass Markets revenues increased slightly during 2011 compared to 2010 primarily due to the expansion of consumer and small business FiOS services (Voice, Internet, Video), partially offset by the continued decline of local exchange revenues.

As we continue to expand the number of premises eligible to order FiOS services and extend our sales and marketing efforts to attract new FiOS subscribers, we have continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas. Our pricing strategy allows us to provide competitive offerings to our customers and potential customers. As of December 31, 2011, we achieved penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 31.9% and 28.0% for FiOS Internet and FiOS Video, respectively, at December 31, 2010.

Mass Markets revenues were negatively impacted by the decline of local exchange revenues primarily due to a 7.2% decline in total voice connections resulting primarily from competition and technology substitution. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. The majority of the decline in total voice connections was sustained in the residential retail market, which experienced a 7.3% voice connection loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. There was also a 5.3% decline in small business retail voice connections, primarily reflecting challenging economic conditions, competition and a shift to both IP and high-speed circuits.

2010 Compared to 2009

The increase in Mass Markets revenue during 2010 compared to 2009 was primarily driven by the expansion of consumer and small business FiOS services (Voice, Internet and Video), which are typically sold in bundles, partially offset by the decline of local exchange revenues principally as a result of a decline in switched access lines as of December 31, 2010 compared to December 31, 2009, primarily as a result of competition and technology substitution. The majority of the decrease was sustained in the residential retail market, which experienced a 9.0% access line loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. Also contributing to the decrease was a decline of nearly 5.0% in small business retail access lines, primarily reflecting economic conditions, competition and a shift to both IP and high-speed circuits.

As of December 31, 2010, we achieved penetration rates of 31.9% and 28.0% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 28.3% and 24.7% for FiOS Internet and FiOS Video, respectively, at December 31, 2009.

Global Enterprise

Global Enterprise offers strategic services including networking products and solutions, advanced communications services, and other core communications services to medium and large business customers, multinational corporations and state and federal government customers.

2011 Compared to 2010

Global Enterprise revenues increased during 2011 compared to 2010 primarily driven by higher strategic services revenues, in part due to the inclusion of the revenues of Terremark, partially offset by lower local services and traditional circuit-based revenues and decreased revenues from the sale of customer premise equipment. Strategic services revenue increased $1.0 billion, or 15.2%, during 2011 compared to 2010 primarily due to growth in advanced services, such as managed network, call center, IP communications and our cloud offerings. Strategic services continue to be Global Enterprise’s fastest growing suite of offerings. Traditional circuit-based services such as frame relay, private line and ATM services declined compared to the similar period last year as our customer base continues to migrate to next generation IP services. The decline in customer premise equipment revenues reflects our focus on improving margins by de-emphasizing sales of equipment that are not a part of an overall enterprise solutions bundle.

2010 Compared to 2009

Global Enterprise revenues were essentially unchanged during 2010 compared to 2009. Higher customer premise equipment and strategic networking revenues were offset by lower local services and traditional circuit-based revenues. Long distance revenues declined due to the negative effects of the continuing global economic conditions and competitive rate pressures. In addition to increased customer premise equipment revenues, strategic enterprise services revenue increased $0.4 billion, or 6.3%, during 2010 compared to 2009 primarily due to higher information technology, security solution and strategic networking revenues. Strategic enterprise services continue to be Global Enterprise’s fastest growing suite of offerings. Traditional circuit-based services such as frame relay, private line and ATM services declined in 2010 compared to 2009 as our customer base continued its migration to next generation IP services.

Global Wholesale

Global Wholesale provides communications services including data, voice and local dial tone and broadband services primarily to local, long distance and other carriers that use our facilities to provide services to their customers.

2011 Compared to 2010

The decrease in Global Wholesale revenues during 2011 compared to 2010 was primarily due to a $0.4 billion decline in international voice revenues as a result of decreased MOUs in traditional voice products as a result of increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and connection losses. Domestic wholesale connections declined by 8.3% as of December 31, 2011 compared to December 31, 2010 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution. Voice and local loop services declined during 2011 compared to 2010. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services primarily due to fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities. As a result of the upgrading customers, the number of DS1/DS3 circuits experienced a 9.5% decline as compared to the similar period in 2010.

2010 Compared to 2009

The decrease in Global Wholesale revenues during 2010 compared to 2009 was primarily due to decreased MOUs in traditional voice products, primarily as a result of increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and connection losses. Domestic wholesale connections declined by 9.0% as of December 31, 2010 compared to December 31, 2009 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution, as well as the continued level of economic pressure. Voice and local loop services declined during 2010 compared to 2009. Continuing demand for high-capacity, high-speed digital services was partially offset by lower demand for older, low-speed data products and services. As of December 31, 2010, customer demand, as measured in DS1 and DS3 circuits, for high-capacity and high-speed digital data services increased 4.6% compared to 2009.

Other

Other revenues include such services as local exchange and long distance services from former MCI mass market customers, operator services, card services and supply sales. The decrease in revenues from other services during 2011 and 2010 was primarily due to reduced business volumes, including former MCI mass market customer losses.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Cost of services and sales	$22,158	$22,618	$22,693	$(460)	(2.0)%	$(75)	(0.3)%
Selling, general and administrative expense	9,107	9,372	9,947	(265)	(2.8)	(575)	(5.8)
Depreciation and amortization expense	8,458	8,469	8,238	(11)	(0.1)	231	2.8

Total Operating Expenses	$39,723	$40,459	$40,878	$(736)	(1.8)	$(419)	(1.0)

Cost of Services and Sales

Cost of services and sales decreased during 2011 compared to 2010 due to a decrease in access costs resulting primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes, as well as lower pension and other postretirement benefit expenses. The decrease was partially offset by higher costs related to repair and maintenance expenses caused by storm-related events during the third quarter of 2011, content costs associated with continued FiOS subscriber growth and the acquisition of Terremark in the second quarter of 2011.

Cost of services and sales were essentially unchanged during 2010 compared to 2009. Decreases were primarily due to lower costs associated with compensation and installation expenses as a result of lower headcount and productivity improvements, as well as lower access costs driven mainly by management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes. In addition, our FiOS Video and Internet cost of acquisition per addition also decreased in 2010 compared to 2009. These declines were partially offset by higher customer premise equipment costs and content costs associated with continued FiOS subscriber growth.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2011 compared to 2010 primarily due to lower pension and other postretirement benefits and compensation expense, partially offset by higher costs caused by storm-related events in the third quarter of 2011, as well as the acquisition of Terremark in the second quarter of 2011.

Selling, general and administrative expense decreased during 2010 compared to 2009 primarily due to the decline in compensation expense as a result of lower headcount and cost reduction initiatives, partially offset by higher gains on sales of assets in 2009.

Depreciation and Amortization Expense

Depreciation and amortization expense was effectively flat during 2011 compared to 2010 primarily due to a decrease in amortization expense as a result of a reduction in capitalized non-network software, partially offset by an increase in depreciation expense primarily due to the acquisition of Terremark in the second quarter of 2011.

Depreciation and amortization expense increased during 2010 compared to 2009 due to growth in depreciable assets.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2011	2010	2009	2011 vs. 2010		2010 vs. 2009
Segment Operating Income	$959	$768	$1,573	$191	24.9%	$(805)	(51.2)%
Add Depreciation and amortization expense	8,458	8,469	8,238	(11)	(0.1)	231	2.8

Segment EBITDA	$9,417	$9,237	$9,811	$180	1.9	$(574)	(5.9)

Segment operating income margin	2.4%	1.9%	3.7%
Segment EBITDA margin	23.1%	22.4%	23.1%

The changes in Wireline’s Operating income, Segment EBITDA and Segment EBITDA margin during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Non-recurring or non-operational items excluded from Wireline’s Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Severance, pension and other benefit charges	$–	$2,237	$2,253
Access line spin-off related charges	–	79	51
Impact of divested operations	–	(408)	(980)

	$–	$1,908	$1,324

Other Items

Severance, Pension and Benefit Charges

During 2011, we recorded net pre-tax severance, pension and benefits charges of approximately $6.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5.75% at December 31, 2010 to 5% at December 31, 2011 ($5.0 billion); the difference between our estimated return on assets of 8% and our actual return on assets of 5% ($0.9 billion); and revisions to the life expectancy of participants and other adjustments to assumptions.

During 2010, we recorded net pre-tax severance, pension and benefits charges of $3.1 billion. The charges during 2010 included remeasurement losses of $0.6 billion, for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. Additionally, in 2010, we reached an agreement with certain unions on temporary enhancements to the separation programs contained in their existing collective bargaining agreements. These temporary enhancements were intended to help address a previously declared surplus of employees and to help reduce the need for layoffs. Accordingly, we recorded severance, pension and benefits charges associated with approximately 11,900 union-represented employees who volunteered for the incentive offer. These charges included $1.2 billion for severance for the 2010 separation programs mentioned above and a planned workforce reduction of approximately 2,500 employees in 2011. In addition, we recorded $1.3 billion for pension and postretirement curtailment losses and special termination benefits due to the workforce reductions.

During 2009, we recorded net pre-tax severance, pension and benefits charges of $1.4 billion. These charges were primarily comprised of pension and postretirement curtailment losses and special termination benefits of $1.9 billion; $0.9 billion for workforce reductions of approximately 17,600 employees, 4,200 of whom were separated during late 2009 and the remainder in 2010; and remeasurement gains of $1.4 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur.

Merger Integration and Acquisition Related Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges were primarily due to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

During 2009, we recorded pre-tax merger integration and acquisition related charges of $1.2 billion. These charges primarily related to the Alltel acquisition and were comprised of trade name amortization, re-branding initiatives and handset conversions. The charges during 2009 were also comprised of transaction fees and costs associated with the acquisition, including fees related to the credit facility that was entered into and utilized to complete the acquisition.

Dispositions

Access Line-Spin-off Related Charges

During 2010 and 2009, we recorded pre-tax charges of $0.5 billion and $0.2 billion, respectively, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction; professional advisory and legal fees in connection with this transaction; and fees related to the early extinguishment of debt from the use of proceeds from the transaction. During 2009, we also recorded pre-tax charges of $0.2 billion for costs incurred related to our Wireline cost reduction initiatives (see “Acquisitions and Divestitures”).

Alltel Divestiture Markets

During the second quarter of 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with the Alltel Divestiture Markets (see “Acquisitions and Divestitures”).

Medicare Part D Subsidy Charges

Under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act), beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon’s financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. As a result, Verizon recorded a one-time, non-cash income tax charge of $1.0 billion in the first quarter of 2010 to reflect the impact of this change.

Other

Debt Redemption Costs

During November 2011, we recorded debt redemption costs of $0.1 billion in connection with the early redemption of $1.0 billion of 7.375% Verizon Communications Notes due September 2012, $0.6 billion of 6.875% Verizon Communications Notes due June 2012, $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013, $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012.

Deferred Revenue

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion and ($0.1 billion) in 2010 and 2009, respectively, primarily to adjust wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that were earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income (loss) attributable to Verizon by approximately $0.1 billion. Consolidated revenues in 2009 were not affected as the amounts involved were not material to our consolidated financial statements.

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Cash Flows Provided By (Used In)
Operating activities	$29,780	$33,363	$31,390
Investing activities	(17,250)	(15,054)	(23,156)
Financing activities	(5,836)	(13,650)	(16,007)

Increase (Decrease) In Cash and Cash Equivalents	$6,694	$4,659	$(7,773)

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends, repurchase Verizon common stock from time to time and invest in new businesses. While our current liabilities typically exceed current assets, our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional development activities or to maintain an appropriate capital structure to ensure our financial flexibility. Our cash and cash equivalents are primarily held domestically in diversified accounts and are invested to maintain principal and liquidity. Accordingly, we do not have significant exposure to foreign currency fluctuations.

The volatility in world debt and equity markets has not had a significant impact on our ability to access external financing. Our available external financing arrangements include the issuance of commercial paper, credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. As of December 31, 2011, we had a shelf registration available for the issuance of debt or equity securities with an aggregate offering price of up to $3.15 billion.

On February 7, 2012, we filed a new shelf registration statement for the issuance of debt or equity securities with an aggregate offering price of up to $10 billion. In connection with this filing, the previous shelf registration statement was terminated. We may also issue short-term debt through an active commercial paper program and have a $6.2 billion credit facility to support such commercial paper issuances.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations, primarily of Verizon Wireless. Net cash provided by operating activities during 2011 decreased by $3.6 billion compared to 2010 primarily due to purchases for wireless devices, cash flows from divested operations (see “Acquisitions and Divestitures”) and higher pension plan contributions. Net cash provided by operating activities during 2011 and 2010 included net distributions received from Vodafone Omnitel of $0.4 billion in each year.

Net cash provided by operating activities during 2010 increased by $2.0 billion compared to 2009 primarily due to higher operating cash flows at Verizon Wireless, changes in working capital related in part to management of inventory and the timing of tax payments. Partially offsetting these increases were lower operating cash flows at Wireline, as well as a lower net distribution from Vodafone Omnitel.

Cash Flows Used In Investing Activities

Capital Expenditures

Capital expenditures continue to be our primary use of capital resources as they facilitate the introduction of new products and services, enhance responsiveness to competitive challenges and increase the operating efficiency and productivity of our networks. We are directing our capital spending primarily toward higher growth markets.

Capital expenditures, including capitalized software, were as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009

Verizon Wireless	$8,973	$8,438	$7,152
Wireline	6,399	7,269	8,892
Other	872	751	828

	$16,244	$16,458	$16,872

Total as a percentage of revenue	14.7%	15.4%	15.7%

The increase in capital expenditures at Verizon Wireless during 2011 and 2010 was primarily due to the increased investment in the capacity of our wireless EV-DO network, as well as the build-out of our 4G LTE network. The decrease in capital expenditures at Wireline during 2011 and 2010 was primarily due to capital expenditures in 2010 related to the local exchange business and related activities that were spun off to Frontier, as well as lower capital expenditures related to the build-out of FiOS.

Acquisitions

During 2011, 2010 and 2009, we invested $2.0 billion, $1.4 billion and $6.0 billion, respectively, in acquisitions of licenses, investments and businesses.

•

During April 2011, we paid approximately $1.4 billion for the equity of Terremark, which was partially offset by $0.1 billion of cash acquired (see “Acquisitions and Divestitures”). See “Cash Flows From Financing Activities” below regarding the debt obligations of Terremark that were repaid during May 2011. In addition, during 2011, we acquired various wireless licenses and markets as well as a provider of cloud software technology for cash consideration that was not significant.

•

On August 23, 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion.

•

On January 9, 2009, Verizon Wireless paid approximately $5.9 billion for the equity of Alltel, which was partially offset by $1.0 billion of cash acquired at closing. See “Cash Flows From Financing Activities” below regarding the debt obligations assumed in connection with the acquisition of Alltel.

Dispositions

During 2010, we received cash proceeds of $2.6 billion in connection with the sale of the Alltel Divestiture Markets (see “Acquisitions and Divestitures”).

Other, net

During 2011, Other, net primarily included proceeds related to the sales of long-term investments, which were not significant to our consolidated statements of income.

Cash Flows From Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. During 2011, 2010 and 2009, net cash used in financing activities was $5.8 billion, $13.7 billion and $16.0 billion, respectively.

2011

During 2011, proceeds from long-term borrowings totaled $11.1 billion, which was primarily used to repay outstanding debt, redeem higher interest bearing debt maturing in the near term and for other general corporate purposes.

During 2011, $0.5 billion of 5.35% Verizon Communications Notes matured and were repaid, and we utilized $0.3 billion under fixed rate vendor financing facilities.

During March 2011, we issued $6.25 billion aggregate principal amount of fixed and floating rate notes at varying maturities resulting in cash proceeds of approximately $6.19 billion, net of discounts and issuance costs. The net proceeds were used for the repayment of commercial paper and other general corporate purposes, as well as to redeem $2.0 billion aggregate principal amount of telephone subsidiary debt during April 2011.

The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during the second quarter of 2011.

During November 2011, we issued $4.6 billion aggregate principal amount of fixed notes at varying maturities resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. During November 2011, the net proceeds were used to redeem $1.6 billion aggregate principal amount of Verizon Communications notes and $1.9 billion aggregate principal amount of telephone subsidiary debt. The remaining net proceeds were used for the repayment of commercial paper and other general corporate purposes. See “Other Items” regarding the debt redemption costs incurred in connection with the aforementioned redemptions.

During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes and the related cross currency swap was settled. During May 2011, $4.0 billion Verizon Wireless two-year fixed and floating rate notes matured and were repaid.

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid.

2010

During 2010, Verizon received approximately $3.1 billion in cash in connection with the completion of the spin-off and merger of Spinco (see “Acquisitions and Divestitures”). This special cash payment was subsequently used to redeem $2.0 billion of 7.25% Verizon Communications Notes due December 2010 at a redemption price of 102.7% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption, as well as other short-term borrowings. During 2010, $0.3 billion of 6.125% and $0.2 billion of 8.625% Verizon New York Inc. Debentures, $0.2 billion of 6.375% Verizon North Inc. Debentures and $0.2 billion of 6.3% Verizon Northwest Inc. Debentures matured and were repaid. In addition, during 2010 Verizon repaid $0.2 billion of floating rate vendor financing debt.

In 2010, Verizon Wireless exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. In addition, during 2010, Verizon Wireless repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011 (Three-Year Term Loan Facility). As there were no borrowings outstanding under this facility, it was cancelled.

2009

During 2009, Verizon issued $1.8 billion of 6.35% Notes due 2019 and $1.0 billion of 7.35% Notes due 2039, resulting in cash proceeds of $2.7 billion, net of discounts and issuance costs, which was used to reduce our commercial paper borrowings, repay maturing debt and for general corporate purposes. In January 2009, Verizon utilized a $0.2 billion floating rate vendor financing facility. During 2009, we redeemed $0.1 billion of 6.8% Verizon New Jersey Inc. Debentures, $0.3 billion of 6.7% and $0.2 billion of 5.5% Verizon California Inc. Debentures and $0.2 billion of 5.875% Verizon New England Inc. Debentures. In April 2009, $0.5 billion of 7.51% GTE Corporation Debentures matured and were repaid. In addition, during 2009, $0.5 billion floating rate Notes due 2009 and $0.1 billion of 8.23% Verizon Notes matured and were repaid.

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

Other, net

The change in Other, net financing activities during 2011 compared to the prior year was primarily driven by lower distributions to Vodafone, which owns a 45% noncontrolling interest in Verizon Wireless. The change in Other, net financing activities during 2010 compared to 2009 was primarily driven by higher distributions to Vodafone.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, payable on January 31, 2012 in proportion to their partnership interests on that date, in the aggregate amount of $10 billion. As a result, during January 2012, Vodafone Group Plc received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

Dividends

During 2011, we paid $5.6 billion in dividends compared to $5.4 billion in 2010 and $5.3 billion in 2009. As in prior periods, dividend payments were a significant use of capital resources. The Verizon Board of Directors determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2011, the Board increased our quarterly dividend payment 2.6% to $.50 per share from $.4875 per share in the same period of 2010. This is the fifth consecutive year that Verizon’s Board of Directors has approved a quarterly dividend increase. During the third quarter of 2010, the Board increased our quarterly dividend payment 2.6% to $.4875 per share from $.475 per share in the same period of 2009. During the third quarter of 2009, the Board increased our dividend payments 3.3%.

Credit Facility

As of December 31, 2011, the unused borrowing capacity under a $6.2 billion three-year credit facility with a group of major financial institutions was approximately $6.1 billion. On April 15, 2011, we amended this facility primarily to reduce fees and borrowing costs and extend the maturity date to October 15, 2014. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

Verizon’s ratio of net debt to Consolidated Adjusted EBITDA was 1.2x at December 31, 2011 and 1.3x at December 31, 2010. Consolidated Adjusted EBITDA excludes the effects of non-operational items (see “Other Items”).

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

There were no repurchases of common stock during 2011, 2010 or 2009.

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

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2011 totaled $13.4 billion, a $6.7 billion increase compared to Cash and cash equivalents at December 31, 2010 for the reasons discussed above. Our Cash and cash equivalents at December 31, 2010 totaled $6.7 billion, a $4.7 billion increase compared to Cash and cash equivalents at December 31, 2009 for the reasons discussed above.

As of December 31, 2011, Verizon Wireless cash and cash equivalents and debt outstanding totaled $12.3 billion and $11.6 billion, respectively.

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

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Net cash provided by operating activities	$29,780	$33,363	$31,390
Less Capital expenditures (including capitalized software)	16,244	16,458	16,872

Free cash flow	$13,536	$16,905	$14,518

The changes in free cash flow during 2011, 2010 and 2009 were a result of the factors described in connection with net cash provided by operating activities and capital expenditures above.

Employee Benefit Plan Funded Status and Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2011 and 2009, we contributed $0.4 billion and $0.2 billion, respectively, to our qualified pension plans. During 2010, contributions to our qualified pension plans were not significant. We also contributed $0.1 billion to our nonqualified pension plans in 2011, 2010 and 2009, respectively.

In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we are shifting our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Based on the revised strategy and the funded status of the plans at December 31, 2011, we expect to make a minimum required qualified pension plan contribution of $1.3 billion in 2012. Nonqualified pension contributions are estimated to be approximately $0.2 billion in 2012.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.4 billion, $1.2 billion and $1.6 billion to our other postretirement benefit plans in 2011, 2010 and 2009, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.5 billion in 2012.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, real estate property and other equipment. These leases have remaining terms of up to 39 years as of December 31, 2011. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2011. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt (1)	$52,866	$2,848	$12,320	$5,252	$32,446
Capital lease obligations (2)	352	67	117	75	93

Total long-term debt, including current maturities	53,218	2,915	12,437	5,327	32,539
Interest on long-term debt (1)	36,353	2,993	5,327	4,667	23,366
Operating leases (2)	12,389	2,004	3,337	2,302	4,746
Purchase obligations (3)	51,120	22,829	24,560	3,124	607
Income tax audit settlements (4)	163	163	–	–	–
Other long-term liabilities (5)	3,219	3,219	–	–	–

Total contractual obligations	$156,462	$34,123	$45,661	$15,420	$61,258

(1)	Items included in long-term debt with variable coupon rates are described in Note 8 to the consolidated financial statements.

(2)	See Note 7 to the consolidated financial statements.

(3)

The purchase obligations reflected above are primarily commitments to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future, but represent only those items for which we are contractually committed. We also purchase products and services as needed with no firm commitment. For this reason, the amounts presented in this table alone do not provide a reliable indicator of our expected future cash outflows or changes in our expected cash position (see Note 16 to the consolidated financial statements).

(4)

Income tax audit settlements include gross unrecognized tax benefits of $0.1 billion and related gross interest and penalties of $0.1 billion as determined under the accounting standard relating to the uncertainty in income taxes. We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $3.0 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 12 to the consolidated financial statements).

(5)	Other long-term liabilities include estimated postretirement benefit and qualified pension plan contributions (see Note 11 to the consolidated financial statements).

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses (see Note 16 to the consolidated financial statements).

During 2011, we guaranteed the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2011, $6.4 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon. We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2011, $1.7 billion principal amount of these obligations remain outstanding (see Note 8 to the consolidated financial statements).

As of December 31, 2011 letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding (see Note 16 to the consolidated financial statements).

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

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2011, more than three-fourths in aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.1 billion. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2011 and 2010. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

	(dollars in millions)
At December 31, 2011	Fair Value	Fair Value assuming + 100 basis point shift	Fair Value assuming -100 basis point shift
Long-term debt and related derivatives	$61,870	$58,117	$66,326

At December 31, 2010
Long-term debt and related derivatives	$58,591	$55,427	$62,247

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on LIBOR, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. Changes in the fair value of the interest rate swaps due to changes in interest rates are recorded to Interest expense, which are offset by changes in the fair value of the debt. The fair value of these contracts was $0.6 billion at December 31, 2011 and $0.3 billion at December 31, 2010 and is primarily included in Other assets and Long-term debt. As of December 31, 2011, the total notional amount of these interest rate swaps was $7.0 billion.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive loss in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2011, our primary translation exposure was to the British Pound Sterling, the Euro and the Australian Dollar.

Cross Currency Swaps

During 2008, Verizon Wireless entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes. The settlement of the related cross currency swap did not have a material impact on our financial statements. The fair value of the outstanding swaps, primarily included in Other assets, was approximately $0.1 billion at December 31, 2011 and December 31, 2010, respectively. During 2011, the pretax loss recognized in Other comprehensive income was not significant. During 2010, a pre-tax loss of $0.2 billion was recognized in Other comprehensive income. A portion of these gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations.

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

Wireless Licenses

The carrying value of our wireless licenses was approximately $73.3 billion as of December 31, 2011. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. Our impairment test consists of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge is recognized. Our annual impairment tests for 2011, 2010 and 2009 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

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

Goodwill

At December 31, 2011, the balance of our goodwill was approximately $23.4 billion, of which $18.0 billion was in our Wireless segment and $5.4 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Verizon Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Verizon Wireless and Wireline exceeded their carrying value. Accordingly, our annual impairment tests for 2011, 2010 and 2009 did not result in an impairment.

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

•

We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2011, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2011 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2011*
Pension plans discount rate	+0.50	$(1,525)
	-0.50	1,682

Rate of return on pension plan assets	+1.00	(247)
	-1.00	247

Postretirement plans discount rate	+0.50	(1,654)
	-0.50	1,855

Rate of return on postretirement plan assets	+1.00	(27)
	-1.00	27

Health care trend rates	+1.00	3,422
	-1.00	(2,768)

*

In determining its pension and other postretirement obligation, the Company used a 5.0% discount rate. The rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2011. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.3 billion par outstanding).

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

•

Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. Depreciation expense on our local telephone operations is principally based on the composite group remaining life method and straight-line composite rates, which provides for the recognition of the cost of the remaining net investment in local telephone plant, less anticipated net salvage value, over the remaining asset lives. An increase or decrease of 50 basis points to the composite rates of this class of assets would result in an increase or decrease of approximately $0.6 billion to depreciation expense based on year-end plant balances at December 31, 2011. We depreciate other plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment that we depreciate on a straight line basis would result in a decrease to our 2011 depreciation expense of $1.2 billion and that a one-year decrease would result in an increase of approximately $1.6 billion in our 2011 depreciation expense.

Recent Accounting Standards

During May 2011, an accounting standard update regarding fair value measurement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. We will adopt this standard update during the first quarter of 2012. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In June 2011, an accounting standard update regarding the presentation of comprehensive income was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. This standard update is effective during the first quarter of 2012. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In September 2011, an accounting standard update regarding testing of goodwill for impairment was issued. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This standard update is effective during the first quarter of 2012. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

Acquisitions and Divestitures

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a “short-form” merger under Delaware law through which Terremark became a wholly owned subsidiary of Verizon. The acquisition enhanced Verizon’s offerings to business and government customers globally.

Telephone Access Line Spin-off

On July 1, 2010, after receiving regulatory approval, we completed the spin-off of the shares of a newly formed subsidiary of Verizon (Spinco) to Verizon stockholders and the merger of Spinco with Frontier. Spinco held defined assets and liabilities that were used in Verizon’s local exchange businesses and related activities in 14 states. The total value of the transaction to Verizon and its stockholders was approximately $8.6 billion.

Alltel Divestiture Markets

As a condition of the regulatory approvals to complete the acquisition of Alltel Corporation in January 2009, Verizon Wireless was required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). During the second quarter of 2010, AT&T Mobility acquired 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash, and Atlantic Tele-Network, Inc. acquired the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash.

See Note 2 to the consolidated financial statements for additional information relating to the above acquisitions and divestitures.

Other Factors That May Affect Future Results

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

FCC Regulation

The FCC has jurisdiction over our interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act). The Communications Act generally provides that we may not charge unjust or unreasonable rates, or engage in unreasonable discrimination when we are providing services as a common carrier, and regulates some of the rates, terms and conditions under which we provide certain services. The FCC also has adopted regulations governing various aspects of our business including: (i) use and disclosure of customer proprietary network information; (ii) telemarketing; (iii) assignment of telephone numbers to customers; (iv) provision to law enforcement agencies of the capability to obtain call-identifying information and call content information from calls pursuant to lawful process; (v) accessibility of services and equipment to individuals with disabilities if readily achievable; (vi) interconnection with the networks of other carriers; and (vii) customers’ ability to keep (or “port”) their telephone numbers when switching to another carrier. In addition, we pay various fees to support other FCC programs, such as the universal service program discussed below. Changes to these mandates, or the adoption of additional mandates, could require us to make changes to our operations or otherwise increase our costs of compliance.

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

In December of 2010, the FCC adopted so-called “net neutrality” rules governing broadband Internet access services that it describes as intended to preserve the openness of the Internet. These new rules, which took effect in November 2011 and are subject to a pending appeal, require providers of broadband Internet access to publicly disclose information relating to the performance and terms of its services. For “fixed” services, the rules prohibit blocking lawful content, applications, services or non-harmful devices. The rules also prohibit unreasonable discrimination in transmitting lawful traffic over a consumer’s broadband Internet access service. For “mobile” services, the rules prohibit blocking access to lawful websites or blocking applications that compete with the provider’s voice or video telephony services. The restrictions are subject to “reasonable network management.” The rules also establish a complaint process, and state that the FCC will continue to monitor developments to determine whether to impose further regulations.

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

Interstate Access Charges and Intercarrier Compensation

In 2011, the FCC issued a broad order changing the framework for the interstate and intrastate switched access per-minute rates that carriers charge each other for the exchange of voice traffic. The new rules will gradually reduce to zero the rates that Verizon pays to other carriers and the rates that

Verizon charges other carriers. This order also established a per-minute intercarrier compensation rate applicable to the exchange of Voice over IP traffic regardless of whether such traffic is intrastate or interstate. This order is subject to certain pending reconsideration petitions and appeals.

The FCC’s current rules for special access services provide for pricing flexibility and ultimately the removal of services from price regulation when prescribed competitive thresholds are met. More than half of special access revenues are now removed from price regulation. The FCC currently has a rulemaking proceeding underway to determine whether and how these rules should be modified.

Universal Service

The FCC has adopted a body of rules implementing the universal service provisions of the Telecommunications Act of 1996, including provisions to support rural and non-rural high-cost areas, low income subscribers, schools and libraries and rural health care. The FCC’s rules require telecommunications companies including Verizon to pay into the Universal Service Fund (USF), which then makes distributions in support of the programs. Under the broad order issued by the FCC in 2011, the focus of the USF will be gradually shifted from support of voice services to support of broadband services. The FCC is also currently considering other changes to the rules governing contributions to the fund. Any change in the current rules could result in a change in the contribution that Verizon and others must make and that would have to be collected from customers, or in the amounts that these providers receive from the USF.

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

Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from other licensees, or by acquiring new spectrum licenses from the FCC. Under the Communications Act, before Verizon Wireless can acquire a license from another licensee in order to expand its coverage or its spectrum capacity in a particular area, it must file an application with the FCC, and the FCC can grant the application only after a period for public notice and comment. This review process can delay acquisition of spectrum needed to expand services, and can result in conditions on the purchaser that can impact its costs and business plans. The Communications Act also requires the FCC to award new licenses for most commercial wireless services through a competitive bidding process in which spectrum is awarded to bidders in an auction. Verizon Wireless has participated in spectrum auctions to acquire licenses for radio spectrum in various bands. Most recently, Verizon Wireless participated in the FCC’s auction of spectrum in the 700 MHz band, and was the high bidder on 109 licenses in the 700 MHz band. The FCC granted all of those licenses to Verizon Wireless on November 26, 2008.

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

State Regulation and Local Approvals

Telephone Operations

State public utility commissions regulate our telephone operations with respect to certain telecommunications intrastate matters. Our competitive local exchange carrier and long distance operations are lightly regulated the same as other similarly situated carriers. Our incumbent local exchange operations (California, Connecticut, Delaware, the District of Columbia, Florida, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, Texas and Virginia) are subject to various levels of pricing flexibility, deregulation, detariffing, and service quality standards. None of the states are subject to earnings regulation.

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

The following important factors, along with those discussed elsewhere in this report could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	adverse conditions in the U.S. and international economies;

•	competition in our markets;

•	material adverse changes in labor matters, including labor negotiations or additional organizing activity, and any resulting financial and/or operational impact;

•	material changes in available technology;

•	any disruption of our key suppliers’ provisioning of products or services;

•	significant increases in benefit plan costs or lower investment returns on plan assets;

•	breaches of network or information technology security, natural disasters or terrorist attacks or existing or future litigation and any resulting financial impact not covered by insurance;

•	technology substitution;

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2011. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2011. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

The company’s financial statements included in this Annual Report have been audited by Ernst & Young LLP, independent registered public accounting firm. Ernst & Young LLP has also provided an attestation report on the company’s internal control over financial reporting.

/s/ Lowell C. McAdam
Lowell C. McAdam
Chairman and Chief Executive Officer

/s/ Francis J. Shammo
Francis J. Shammo
Executive Vice President and Chief Financial Officer

/s/ Robert J. Barish
Robert J. Barish
Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries’ (Verizon) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2011 of Verizon and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 24, 2012

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2011 and 2010, and the related consolidated statements of income, cash flows and changes in equity for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 24, 2012

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2011	2010	2009
Operating Revenues	$110,875	$106,565	$107,808

Operating Expenses
Cost of services and sales (exclusive of items shown below)	45,875	44,149	44,579
Selling, general and administrative expense	35,624	31,366	30,717
Depreciation and amortization expense	16,496	16,405	16,534

Total Operating Expenses	97,995	91,920	91,830

Operating Income	12,880	14,645	15,978
Equity in earnings of unconsolidated businesses	444	508	553
Other income and (expense), net	(14)	54	91
Interest expense	(2,827)	(2,523)	(3,102)

Income Before Provision For Income Taxes	10,483	12,684	13,520
Provision for income taxes	(285)	(2,467)	(1,919)

Net Income	$10,198	$10,217	$11,601

Net income attributable to noncontrolling interest	$7,794	$7,668	$6,707
Net income attributable to Verizon	2,404	2,549	4,894

Net Income	$10,198	$10,217	$11,601

Basic Earnings Per Common Share
Net income attributable to Verizon	$.85	$.90	$1.72
Weighted-average shares outstanding (in millions)	2,833	2,830	2,841

Diluted Earnings Per Common Share
Net income attributable to Verizon	$.85	$.90	$1.72
Weighted-average shares outstanding (in millions)	2,839	2,833	2,841

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
At December 31,	2011	2010
Assets
Current assets
Cash and cash equivalents	$13,362	$6,668
Short-term investments	592	545
Accounts receivable, net of allowances of $802 and $876	11,776	11,781
Inventories	940	1,131
Prepaid expenses and other	4,269	2,223

Total current assets	30,939	22,348

Plant, property and equipment	215,626	211,655
Less accumulated depreciation	127,192	123,944

	88,434	87,711

Investments in unconsolidated businesses	3,448	3,497
Wireless licenses	73,250	72,996
Goodwill	23,357	21,988
Other intangible assets, net	5,878	5,830
Other assets	5,155	5,635

Total assets	$230,461	$220,005

Liabilities and Equity
Current liabilities
Debt maturing within one year	$4,849	$7,542
Accounts payable and accrued liabilities	14,689	15,702
Other	11,223	7,353

Total current liabilities	30,761	30,597

Long-term debt	50,303	45,252
Employee benefit obligations	32,957	28,164
Deferred income taxes	25,060	22,818
Other liabilities	5,472	6,262

Equity
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	297	297
Contributed capital	37,919	37,922
Reinvested earnings	1,179	4,368
Accumulated other comprehensive income	1,269	1,049
Common stock in treasury, at cost	(5,002)	(5,267)
Deferred compensation – employee stock ownership plans and other	308	200
Noncontrolling interest	49,938	48,343

Total equity	85,908	86,912

Total liabilities and equity	$230,461	$220,005

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Cash Flows from Operating Activities
Net Income	$10,198	$10,217	$11,601
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	16,496	16,405	16,534
Employee retirement benefits	7,426	3,988	2,964
Deferred income taxes	(223)	3,233	2,093
Provision for uncollectible accounts	1,026	1,246	1,306
Equity in earnings of unconsolidated businesses, net of dividends received	36	2	389
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses
Accounts receivable	(966)	(859)	(1,393)
Inventories	208	299	235
Other assets	86	(313)	(102)
Accounts payable and accrued liabilities	(1,607)	1,075	(1,251)
Other, net	(2,900)	(1,930)	(986)

Net cash provided by operating activities	29,780	33,363	31,390

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(16,244)	(16,458)	(16,872)
Acquisitions of licenses, investments and businesses, net of cash acquired	(2,018)	(1,438)	(5,958)
Proceeds from dispositions	–	2,594	–
Net change in short-term investments	35	(3)	84
Other, net	977	251	(410)

Net cash used in investing activities	(17,250)	(15,054)	(23,156)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	11,060	–	12,040
Repayments of long-term borrowings and capital lease obligations	(11,805)	(8,136)	(19,260)
Increase (decrease) in short-term obligations, excluding current maturities	1,928	(1,097)	(1,652)
Dividends paid	(5,555)	(5,412)	(5,271)
Proceeds from sale of common stock	241	–	–
Proceeds from access line spin-off	–	3,083	–
Other, net	(1,705)	(2,088)	(1,864)

Net cash used in financing activities	(5,836)	(13,650)	(16,007)

Increase (decrease) in cash and cash equivalents	6,694	4,659	(7,773)
Cash and cash equivalents, beginning of period	6,668	2,009	9,782

Cash and cash equivalents, end of period	$13,362	$6,668	$2,009

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,		2011		2010		2009
	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	2,967,610	$297	2,967,610	$297	2,967,610	$297

Balance at end of year	2,967,610	297	2,967,610	297	2,967,610	297

Contributed Capital
Balance at beginning of year		37,922		40,108		40,291
Access line spin-off		–		(2,184)		–
Other		(3)		(2)		(183)

Balance at end of year		37,919		37,922		40,108

Reinvested Earnings
Balance at beginning of year		4,368		7,260		7,676
Net income attributable to Verizon		2,404		2,549		4,894
Dividends declared ($1.975, $1.925, $1.87) per share		(5,593)		(5,441)		(5,310)

Balance at end of year		1,179		4,368		7,260

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year attributable to Verizon		1,049		(1,372)		(1,912)
Spin-off of local exchange businesses and related landline activities (Note 2)		–		23		–

Adjusted balance at beginning of year		1,049		(1,349)		(1,912)

Foreign currency translation adjustments		(119)		(171)		78
Unrealized gains on cash flow hedges		30		89		87
Unrealized gains (losses) on marketable securities		(7)		29		87
Defined benefit pension and postretirement plans		316		2,451		288

Other comprehensive income		220		2,398		540

Balance at end of year attributable to Verizon		1,269		1,049		(1,372)

Treasury Stock
Balance at beginning of year	(140,587)	(5,267)	(131,942)	(5,000)	(127,090)	(4,839)
Other (Note 10)	–	–	(9,000)	(280)	(5,000)	(166)
Employee plans	6,982	265	347	13	142	5
Shareowner plans	11	–	8	–	6	–

Balance at end of year	(133,594)	(5,002)	(140,587)	(5,267)	(131,942)	(5,000)

Deferred Compensation-ESOPs and Other
Balance at beginning of year		200		89		79
Restricted stock equity grant		146		97		–
Amortization		(38)		14		10

Balance at end of year		308		200		89

Noncontrolling Interest
Balance at beginning of year		48,343		42,761		37,199
Net income attributable to noncontrolling interest		7,794		7,668		6,707
Other comprehensive income (loss)		1		(35)		103

Total comprehensive income		7,795		7,633		6,810

Distributions and other		(6,200)		(2,051)		(1,248)

Balance at end of year		49,938		48,343		42,761

Total Equity		$85,908		$86,912		$84,143

Comprehensive Income
Net income		$10,198		$10,217		$11,601
Other comprehensive income		221		2,363		643

Total Comprehensive Income		$10,419		$12,580		$12,244

Comprehensive income attributable to noncontrolling interest		$7,795		$7,633		$6,810
Comprehensive income attributable to Verizon		2,624		4,947		5,434

Total Comprehensive Income		$10,419		$12,580		$12,244

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1

Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon, or the Company) is a holding company, which acting through its subsidiaries is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. We have two reportable segments, Verizon Wireless and Wireline. For further information concerning our business segments, see Note 13.

Verizon Wireless provides wireless voice and data services across one of the most extensive wireless networks in the United States (U.S.) and has the largest third-generation (3G) and fourth-generation (4G) Long-Term Evolution technology (LTE) networks of any U.S. wireless service provider.

The Wireline segment provides customers with voice services, including long distance, broadband video and data, IP network services, network access and other services. We provide these products and services to consumers and small businesses in the U.S., as well as to businesses, government customers and carriers both in the U.S. and in over 150 other countries around the world.

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

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion and ($0.1 billion) in 2010 and 2009, respectively, primarily to adjust wireless data revenues. This adjustment was recorded to properly defer previously recognized wireless data revenues that were earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income attributable to Verizon by approximately $0.1 billion. Consolidated revenues in 2009 were not affected as the amounts involved were not material to our consolidated financial statements.

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

Revenue Recognition

Multiple Deliverable Arrangements

In both our Verizon Wireless and Wireline segments, we offer products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

On January 1, 2011, we prospectively adopted the accounting standard updates regarding revenue recognition for multiple deliverable arrangements, and arrangements that include software elements. These updates require a vendor to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence (VSOE) nor third party evidence (TPE) of selling price exists. The residual method of revenue allocation is no longer permissible. These accounting standard updates do not change our units of accounting for bundled arrangements, nor do they materially change how we allocate arrangement consideration to our various products and services. Accordingly, the adoption of these standard updates did not have a significant impact on our consolidated financial statements. Additionally, we do not currently foresee any changes to our products, services or pricing practices that will have a significant effect on our consolidated financial statements in periods after the initial adoption, although this could change.

Verizon Wireless

Our Verizon Wireless segment earns revenue primarily by providing access to and usage of its network. In general, access revenue is billed one month in advance and recognized when earned. Usage revenue is generally billed in arrears and recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record the revenue gross at the time of the sale.

Wireless bundled service plans primarily consist of wireless voice and data services. The bundling of a voice plan with a text messaging plan (“Talk & Text”), for example, creates a multiple deliverable arrangement consisting of a voice component and a data component in the form of text messaging. For these arrangements, revenue is allocated to each deliverable using a relative selling price method. Under this method, arrangement consideration is allocated to each separate deliverable based on our standalone selling price for each product or service, up to the amount that is not contingent upon providing additional services. For equipment sales, we currently subsidize the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. The equipment revenue is recognized up to the amount collected when the wireless device is sold.

Wireline

Our Wireline segment earns revenue based upon usage of its network and facilities and contract fees. In general, fixed monthly fees for voice, video, data and certain other services are billed one month in advance and recognized when earned. Revenue from services that are not fixed in amount and are based on usage is generally billed in arrears and recognized when service is rendered.

We sell each of the services offered in bundled arrangements (i.e., voice, video and data), as well as separately; therefore each product or service has a standalone selling price. For these arrangements revenue is allocated to each deliverable using a relative selling price method. Under this method, arrangement consideration is allocated to each separate deliverable based on our standalone selling price for each product or service. These services include FiOS services, individually or in bundles, and High Speed Internet.

When we bundle equipment with maintenance and monitoring services, we recognize equipment revenue when the equipment is installed in accordance with contractual specifications and ready for the customer’s use. The maintenance and monitoring services are recognized monthly over the term of the contract as we provide the services. Long-term contracts for network installation are accounted for using the percentage of completion method. We use the completed contract method if we cannot estimate the costs with a reasonable degree of reliability.

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

Advertising Costs

Costs for advertising products and services as well as other promotional and sponsorship costs are charged to Selling, general and administrative expense in the periods in which they are incurred (see Note 15).

Earnings Per Common Share

Basic earnings per common share are based on the weighted-average number of shares outstanding during the period. Where appropriate, diluted earnings per common share include the dilutive effect of shares issuable under our stock-based compensation plans.

There were a total of approximately 6 million and 3 million stock options and restricted stock units outstanding to purchase shares included in the computation of diluted earnings per common share for the years ended December 31, 2011 and December 31, 2010, respectively. Dilutive stock options outstanding to purchase shares included in the computation of diluted earnings per common share for the year ended December 31, 2009 were not significant. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share because to do so would have been anti-dilutive for the period, included approximately 19 million, 73 million and 112 million weighted-average shares for the years ended December 31, 2011, 2010 and 2009, respectively.

We are authorized to issue up to 4.25 billion and 250 million shares of common stock and Series Preferred Stock, respectively.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of 90 days or less when purchased to be cash equivalents. Cash equivalents are stated at cost, which approximates quoted market value and include amounts held in money market funds.

Marketable Securities

We have investments in marketable securities, which are considered “available-for-sale” under the provisions of the accounting standard for certain debt and equity securities, and are included in the accompanying consolidated balance sheets in Short-term investments, Investments in unconsolidated businesses or Other assets. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other-than-temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

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

Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the remaining term of the lease in which the asset is located, calculated from the time the asset was placed in service.

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

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our local telephone operations, we determined that there were no changes necessary to average useful lives for 2011 and 2010. We determined effective January 1, 2009 that the average useful lives of fiber cable (not including undersea cable) would be increased to 25 years from 20 to 25 years and the average useful lives of copper cable would be changed to 15 years from 13 to 18 years. These changes to average useful lives did not have a significant impact on depreciation expense. In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our wireless operations, we determined that changes were necessary to the remaining estimated useful lives as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in an increase in depreciation expense of $0.4 billion in 2011, and $0.3 billion in 2010 and 2009, respectively. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software that has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other intangible assets, net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs, see “Goodwill and Other Intangible Assets” below. Also, see Note 3 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

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

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially complete and the license is ready for its intended use.

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

For information related to the carrying amount of goodwill by segment, wireless licenses and other intangible assets, as well as the major components and average useful lives of our other acquired intangible assets, see Note 3.

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

Stock-Based Compensation

We measure and recognize compensation expense for all stock-based compensation awards made to employees and directors based on estimated fair values. See Note 10 for further details.

Foreign Currency Translation

The functional currency of our foreign operations is generally the local currency. For these foreign entities, we translate income statement amounts at average exchange rates for the period, and we translate assets and liabilities at end-of-period exchange rates. We record these translation adjustments in Accumulated other comprehensive income, a separate component of Equity, in our consolidated balance sheets. We report exchange gains and losses on intercompany foreign currency transactions of a long-term nature in Accumulated other comprehensive income. Other exchange gains and losses are reported in income.

Employee Benefit Plans

Pension and postretirement health care and life insurance benefits earned during the year as well as interest on projected benefit obligations are accrued currently. Prior service costs and credits resulting from changes in plan benefits are generally amortized over the average remaining service period of the employees expected to receive benefits. Expected return on plan assets is determined by applying the return on assets assumption to the actual fair value of plan assets. Actuarial gains and losses are recognized in operating results in the year in which they occur. These gains and losses are measured annually as of December 31 or upon a remeasurement event. Verizon management employees no longer earn pension benefits or earn service towards the company retiree medical subsidy (see Note 11).

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

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other comprehensive income and recognized in earnings when the hedged item is recognized in earnings.

Recent Accounting Standards

During May 2011, an accounting standard update regarding fair value measurement was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. We will adopt this standard update during the first quarter of 2012. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In June 2011, an accounting standard update regarding the presentation of comprehensive income was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. This standard update is effective during the first quarter of 2012. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

In September 2011, an accounting standard update regarding testing of goodwill for impairment was issued. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. This standard update is effective during the first quarter of 2012. The adoption of this standard is not expected to have a significant impact on our consolidated financial statements.

Note 2

Acquisitions and Divestitures

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark Worldwide, Inc. (Terremark), a global provider of information technology infrastructure and cloud services, for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a “short-form” merger under Delaware law through which Terremark became a wholly owned subsidiary of Verizon. The acquisition enhanced Verizon’s offerings to business and government customers globally.

The consolidated financial statements include the results of Terremark’s operations from the date the acquisition closed. Had this acquisition been consummated on January 1, 2011 or 2010, the results of Terremark’s acquired operations would not have had a significant impact on the consolidated net income attributable to Verizon. The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during May 2011.

The acquisition of Terremark was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill. The fair values of the assets and liabilities acquired were determined using the income and cost approaches. The income approach was primarily used to value the intangible assets, consisting primarily of customer relationships. The cost approach was used, as appropriate, for plant, property and equipment. The fair value of the majority of the long-term debt acquired was primarily valued based on redemption prices. The final purchase price allocation presented below includes insignificant adjustments from the initial purchase price to the values of certain assets and liabilities acquired.

The following table summarizes the allocation of the acquisition cost to the assets acquired, including cash acquired of $0.1 billion, and liabilities acquired as of the acquisition date:

(dollars in millions)	Final Purchase Price Allocation
Assets
Current assets	$221
Plant, property and equipment	521
Goodwill	1,211
Intangible assets subject to amortization	410
Other assets	12

Total assets	2,375

Liabilities
Current liabilities	158
Debt maturing within one year	748
Deferred income taxes and other liabilities	75

Total liabilities	981

Net assets acquired	$1,394

Intangible assets subject to amortization include customer lists which are being amortized on a straight-line basis over 13 years, and other intangibles which are being amortized on a straight-line basis over a period of 5 years.

Telephone Access Line Spin-off

On July 1, 2010, after receiving regulatory approval, we completed the spin-off of the shares of a newly formed subsidiary of Verizon (Spinco) to Verizon stockholders and the merger of Spinco with Frontier Communications Corporation (Frontier). Spinco held defined assets and liabilities that were used in Verizon’s local exchange businesses and related activities in 14 states. The total value of the transaction to Verizon and its stockholders was approximately $8.6 billion. The accompanying consolidated financial statements for the year ended December 31, 2010 include these operations prior to the completion of the spin-off.

During 2010 and 2009, we recorded pre-tax charges of $0.5 billion and $0.2 billion, respectively, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction; professional advisory and legal fees in connection with this transaction; and fees related to the early extinguishment of debt from the use of proceeds from the transaction. During 2009, we also recorded pre-tax charges of $0.2 billion for costs incurred related to our Wireline cost reduction initiatives.

Alltel Divestiture Markets

As a condition of the regulatory approvals to complete the acquisition of Alltel Corporation (Alltel) in January 2009, Verizon Wireless was required to divest overlapping properties in 105 operating markets in 24 states (Alltel Divestiture Markets). During the second quarter of 2010, AT&T Mobility acquired 79 of the 105 Alltel Divestiture Markets, including licenses and network assets, for approximately $2.4 billion in cash and Atlantic Tele-Network, Inc. acquired the remaining 26 Alltel Divestiture Markets, including licenses and network assets, for $0.2 billion in cash.

During the second quarter of 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with these transactions.

Other

In December 2011, we entered into agreements to acquire Advanced Wireless Services (AWS) spectrum licenses held by SpectrumCo, LLC and Cox TMI Wireless, respectively. The aggregate value of these transactions is approximately $3.9 billion. The consummation of each of these transactions is subject to various conditions, including approval by the FCC and review by the Department of Justice (DOJ). These spectrum acquisitions are expected to close in 2012.

In December 2011, we entered into commercial agreements with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and Verizon Wireless became agents to sell one another’s products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling Verizon Wireless service on a wholesale basis. In addition, the cable companies (other than Cox Communications Inc.) and Verizon Wireless have formed a technology innovation joint venture for the development of technology and intellectual property to better integrate wireline and wireless products and services. These commercial agreements and the formation of the joint venture are currently under review by the DOJ.

In February 2012, a new joint venture between Verizon and Coinstar, Inc. was announced. At the outset, Verizon will hold a 65% majority ownership share and Redbox Automated Retail, LLC, a subsidiary of Coinstar, Inc. will hold a 35% ownership share. The joint venture will be consolidated by Verizon for reporting purposes. The joint venture will offer access to physical media rentals through Redbox kiosks and online and mobile content streaming from Verizon to consumers across the country. The joint venture plans to introduce its product portfolio, which will include subscription services, in mid-2012. The initial funding related to the formation of the joint venture is not significant to Verizon.

During 2011, we also entered into agreements with a subsidiary of Leap Wireless, and with Savary Island Wireless, which is majority-owned by Leap Wireless, for the purchase of certain of their AWS and PCS licenses in exchange for cash and our 700 MHz A block license in Chicago. The consummation of each of these transactions is subject to customary closing conditions, including approval by the FCC.

During 2011, we acquired other various wireless licenses and markets and a provider of cloud software technology for cash consideration that was not significant.

During 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T Inc. for cash consideration of $0.2 billion. The purchase price allocation resulted in $0.1 billion of wireless licenses and $0.1 billion in goodwill.

Merger Integration and Acquisition Related Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges were primarily due to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

During 2009, we recorded pre-tax merger integration and acquisition related charges of $1.2 billion. These charges primarily related to the Alltel acquisition and were comprised of trade name amortization, re-branding initiatives and handset conversions. The charges during 2009 were also comprised of transaction fees and costs associated with the acquisition, including fees related to the credit facility that was entered into and utilized to complete the acquisition.

Note 3

Wireless Licenses, Goodwill and Other Intangible Assets

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

(dollars in millions)
Balance at January 1, 2010	$72,067
Acquisitions (Note 2)	178
Capitalized interest on wireless licenses	748
Reclassifications, adjustments and other	3

Balance at December 31, 2010	$72,996
Acquisitions (Note 2)	58
Capitalized interest on wireless licenses	196

Balance at December 31, 2011	$73,250

During the years ended December 31, 2011 and 2010, approximately $2.2 billion and $12.2 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs. In December 2010, a substantial portion of these licenses were placed in service in connection with our deployment of fourth-generation Long-Term Evolution technology services. See Note 2 regarding the December 2011 agreement to acquire spectrum licenses.

The average remaining renewal period of our wireless license portfolio was 6.4 years as of December 31, 2011 (see Note 1, Goodwill and Other Intangible Assets – Intangible Assets Not Subject to Amortization).

Goodwill

Changes in the carrying amount of Goodwill are as follows:

	(dollars in millions)
	Verizon Wireless	Wireline	Total
Balance at January 1, 2010	$17,738	$4,734	$22,472
Acquisitions (Note 2)	131	–	13
Dispositions (Note 2)	–	(614)	(614)
Reclassifications, adjustments and other	–	(1)	(1)

Balance at December 31, 2010	$17,869	$4,119	$21,988
Acquisitions (Note 2)	94	1,275	1,369

Balance at December 31, 2011	$17,963	$5,394	$23,357

Other Intangible Assets

The following table displays the composition of Other intangible assets, net:

					(dollars in millions)
	2011			2010
At December 31,	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 13 years)	$3,529	$(2,052)	$1,477	$3,150	$(1,551)	$1,599
Non-network internal-use software (3 to 7 years)	9,536	(5,487)	4,049	8,446	(4,614)	3,832
Other (2 to 25 years)	561	(209)	352	885	(486)	399

Total	$13,626	$(7,748)	$5,878	$12,481	$(6,651)	$5,830

Customer lists and Other at December 31, 2011 include $0.4 billion related to the Terremark acquisition (see Note 2).

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2011	$1,505
2010	1,812
2009	1,970

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2012	$1,363
2013	1,193
2014	884
2015	695
2016	491

Note 4

Plant, Property and Equipment

The following table displays the details of Plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	Lives (years)	2011	2010
Land	–	$862	$865
Buildings and equipment	15-45	21,969	21,064
Central office and other network equipment	3-15	107,322	102,547
Cable, poles and conduit	11-50	67,190	67,539
Leasehold improvements	5-20	5,030	4,816
Work in progress	–	3,417	4,375
Furniture, vehicles and other	3-12	9,836	10,449

		215,626	211,655
Less accumulated depreciation		127,192	123,944

Total		$88,434	$87,711

Note 5

Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

	(dollars in millions)
At December 31,	Ownership	2011	2010
Equity Investees
Vodafone Omnitel	23.1%	$2,083	$2,002
Other	Various	1,320	1,471

Total equity investees		3,403	3,473

Cost Investees	Various	45	24

Total investments in unconsolidated businesses		$3,448	$3,497

Dividends and repatriations of foreign earnings received from these investees amounted to $0.5 billion in 2011, $0.5 billion in 2010 and $0.9 billion in 2009. See Note 12 regarding undistributed earnings of our foreign subsidiaries.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is one of the largest wireless communications companies in Italy. At December 31, 2011 and 2010, our investment in Vodafone Omnitel included goodwill of $1.0 billion and $1.1 billion, respectively.

Other Equity Investees

We have limited partnership investments in entities that invest in affordable housing projects, for which we provide funding as a limited partner and receive tax deductions and tax credits based on our partnership interests. At December 31, 2011 and 2010, we had equity investments in these partnerships of $1.1 billion and $1.2 billion, respectively. We adjust the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

The remaining investments include wireless partnerships in the U.S. and other smaller domestic and international investments.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

	(dollars in millions)
At December 31,	2011	2010
Current Assets	$3,720	$3,620
Noncurrent Assets	8,469	7,568

Total Assets	$12,189	$11,188

Current liabilities	$6,123	$5,509
Noncurrent liabilities	8	8
Equity	6,058	5,671

Total liabilities and equity	$12,189	$11,188

Income Statement

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Net revenue	$12,668	$12,356	$12,903
Operating income	4,021	4,156	4,313
Net income	2,451	2,563	2,717

Note 6

Noncontrolling Interest

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2011	2010
Noncontrolling interests in consolidated subsidiaries:
Verizon Wireless	$49,165	$47,557
Wireless partnerships	773	786

	$49,938	$48,343

Wireless Joint Venture

Our Verizon Wireless segment, Cellco Partnership doing business as Verizon Wireless (Verizon Wireless) is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, payable on January 31, 2012 in proportion to their partnership interests on that date, in the aggregate amount of $10 billion. As a result, during January 2012, Vodafone Group Plc received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

Note 7

Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, real estate property and other equipment. These leases have remaining terms of up to 39 years as of December 31, 2011. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, and industry and general economic conditions. The credit quality of our lessees primarily varies from AAA to CCC-. For each reporting period the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. All significant accounts, individually or in the aggregate, are current and none are classified as impaired.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets, are comprised of the following:

				(dollars in millions)
At December 31,			2011			2010
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total

Minimum lease payments receivable	$1,610	$119	$1,729	$2,360	$155	$2,515
Estimated residual value	1,202	9	1,211	1,305	7	1,312
Unearned income	(874)	(19)	(893)	(1,140)	(20)	(1,160)

Total	$1,938	$109	$2,047	$2,525	$142	$2,667

Allowance for doubtful accounts			(137)			(152)

Finance lease receivables, net			$1,910			$2,515

Prepaid expenses and other			$46			$59
Other assets			1,864			2,456

			$1,910			$2,515

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $1.6 billion at December 31, 2011 and $2.0 billion at December 31, 2010.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Pretax income	$61	$74	$83
Income tax expense	24	32	34

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with expected receipts relating to operating leases for the periods shown at December 31, 2011, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2012	$130	$171
2013	115	157
2014	94	140
2015	67	119
2016	148	95
Thereafter	1,175	102

Total	$1,729	$784

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2.5 billion in 2011, 2010 and 2009, respectively.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2011	2010
Capital leases	$362	$321
Less accumulated amortization	132	130

Total	$230	$191

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2011, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2012	$92	$2,004
2013	88	1,779
2014	66	1,558
2015	53	1,298
2016	47	1,004
Thereafter	130	4,746

Total minimum rental commitments	476	$12,389

Less interest and executory costs	124

Present value of minimum lease payments	352
Less current installments	66

Long-term obligation at December 31, 2011	$286

Note 8

Debt

Changes to debt during 2011 are as follows:

	(dollars in millions)
	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2011	$7,542	$45,252	$52,794
Proceeds from long-term borrowings	–	11,060	11,060
Repayments of long-term borrowings and capital leases obligations	(11,805)	–	(11,805)
Increase in short-term obligations, excluding current maturities	1,928	–	1,928
Reclassifications of long-term debt	6,100	(6,100)	–
Debt acquired (Note 2)	748	–	748
Other	336	91	427

Balance at December 31, 2011	$4,849	$50,303	$55,152

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2011	2010
Long-term debt maturing within one year	$2,915	$7,542
Commercial paper	1,934	–

Total debt maturing within one year	$4,849	$7,542

The weighted average interest rate for our commercial paper outstanding at December 31, 2011 was 0.40%.

Credit Facility

As of December 31, 2011, the unused borrowing capacity under a $6.2 billion three-year credit facility with a group of major financial institutions was approximately $6.1 billion. On April 15, 2011, we amended this facility primarily to reduce fees and borrowing costs and extend the maturity date to October 15, 2014.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2011	2010
Verizon Communications - notes payable and other	1.25 – 3.50	2013 – 2021	$6,900	$–
	4.35 – 5.50	2013 – 2041	7,832	6,062
	5.55 – 6.90	2016 – 2041	11,043	10,441
	7.35 – 8.95	2018 – 2039	6,642	7,677
	Floating	2014	1,000	–

Verizon Wireless - notes payable and other	5.25 – 5.55	2012 – 2014	4,250	7,000
	7.38 – 8.88	2013 – 2018	5,081	5,975
	Floating	–	–	1,250

Verizon Wireless - Alltel assumed notes	6.50 – 7.88	2012 – 2032	2,315	2,315

Telephone subsidiaries - debentures	4.63 – 7.00	2012 – 2033	4,045	7,937
	7.15 – 7.88	2012 – 2032	1,449	1,449
	8.00 – 8.75	2019 – 2031	880	880

Other subsidiaries - debentures and other	6.84 – 8.75	2018 – 2028	1,700	1,700

Capital lease obligations (average rates of 6.3% and 6.8%, respectively)			352	332
Unamortized discount, net of premium			(271)	(224)

Total long-term debt, including current maturities			53,218	52,794
Less long-term debt maturing within one year			2,915	7,542

Total long-term debt			$50,303	$45,252

Verizon Communications - Notes Payable and Other

2011

During March 2011, we issued $6.25 billion aggregate principal amount of fixed and floating rate notes resulting in cash proceeds of approximately $6.19 billion, net of discounts and issuance costs. The issuances consisted of the following: $1.0 billion of Notes due 2014 that bear interest at a rate equal to three-month London Interbank Offered Rate (LIBOR) plus 0.61%, $1.5 billion of 1.95% Notes due 2014, $1.25 billion of 3.00% Notes due 2016, $1.5 billion of 4.60% Notes due 2021 and $1.0 billion of 6.00% Notes due 2041. The net proceeds were used for the repayment of commercial paper and other general corporate purposes, as well as for the redemption of certain telephone subsidiary debt during April 2011 (see “Telephone and Other Subsidiary Debt” below).

During November 2011, we issued $4.6 billion aggregate principal amount of fixed notes resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. The issuances consisted of the following: $0.8 billion of 1.25% Notes due 2014, $1.3 billion of 2.00% Notes due 2016, $1.9 billion of 3.50% Notes due 2021 and $0.8 billion of 4.75% Notes due 2041. During November 2011, the net proceeds were used to redeem $1.0 billion of 7.375% Verizon Communications Notes due September 2012 at a redemption price of 105.2% of principal amount of the notes, $0.6 billion of 6.875% Verizon Communications Notes due June 2012 at a redemption price of 103.5% of principal amount of the notes and certain telephone subsidiary debt (see “Telephone and Other Subsidiary Debt” below), as well as for the repayment of commercial paper and other general corporate purposes. Any accrued and unpaid interest was paid through the date of redemption. In addition, we terminated the interest rate swap with a notional value totaling $1.0 billion related to the $1.0 billion of 7.375% Verizon Communications Notes due September 2012.

During 2011, $0.5 billion of 5.35% Verizon Communications Notes matured and were repaid and we utilized $0.3 billion under fixed rate vendor financing facilities.

The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during the second quarter of 2011.

2010

During July 2010, Verizon received approximately $3.1 billion in cash in connection with the completion of the spin-off and merger of Spinco (see Note 2). This special cash payment was subsequently used to redeem $2.0 billion of 7.25% Verizon Communications Notes due December 2010 at a redemption price of 102.7% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption, as well as other short-term borrowings. In addition, during 2010 Verizon repaid $0.2 billion of floating rate vendor financing debt.

Verizon Wireless – Notes Payable and Other

Verizon Wireless Capital LLC, a wholly owned subsidiary of Verizon Wireless, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of Verizon Wireless by acting as co-issuer. Other than the financing activities as a co-issuer of Verizon Wireless indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. Verizon Wireless is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes.

2011

During May 2011, $4.0 billion aggregate principal amount of Verizon Wireless two-year fixed and floating rate notes matured and were repaid. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes and the related cross currency swap was settled (see Note 9).

During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid.

2010

In 2010, Verizon Wireless exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest through the date of redemption. In addition, during 2010, Verizon Wireless repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011 (Three-Year Term Loan Facility). As there were no borrowings outstanding under this facility, it was cancelled.

Telephone and Other Subsidiary Debt

2011

During April 2011, we redeemed the $1.0 billion of 5.65% Verizon Pennsylvania Inc. Debentures due November 15, 2011 at a redemption price of 102.9% of the principal amount of the debentures; and the $1.0 billion of 6.50% Verizon New England Inc. Debentures due September 15, 2011 at a redemption price of 102.3% of the principal amount of the debentures. Any accrued and unpaid interest was paid through the date of redemption.

During November 2011, we redeemed the following debentures: $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013 at a redemption price of 106.3% of the principal amount of the debentures; $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 at a redemption price of 101.5% of the principal amount of the debentures; and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012 at a redemption price of 102.2% of the principal amount of the debentures. Any accrued and unpaid interest was paid through the date of redemption.

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid.

2010

During 2010, $0.3 billion of 6.125% and $0.2 billion of 8.625% Verizon New York Inc. Debentures, $0.2 billion of 6.375% Verizon North Inc. Debentures and $0.2 billion of 6.3% Verizon Northwest Inc. Debentures matured and were repaid.

Debt Redemption Costs

During November 2011, we recorded debt redemption costs of $0.1 billion in connection with the early redemption of $1.0 billion of 7.375% Verizon Communications Notes due September 2012, $0.6 billion of 6.875% Verizon Communications Notes due June 2012, $0.4 billion of 6.125% Verizon Florida Inc. Debentures due January 2013, $0.5 billion of 6.125% Verizon Maryland Inc. Debentures due March 2012 and $1.0 billion of 6.875% Verizon New York Inc. Debentures due April 2012.

Guarantees

On June 24, 2011, we guaranteed the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2011, $6.4 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2011, $1.7 billion principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2011 are as follows:

Years	(dollars in millions)
2012	$2,915
2013	5,637
2014	6,800
2015	1,186
2016	4,141
Thereafter	32,539

Note 9

Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2011:

			(dollars in millions)
	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:
Short-term investments:
Equity securities	$259	$–	$–	$259
Fixed income securities	2	331	–	333
Other Current Assets:
Forward contracts	–	1	–	1
Other Assets:
Fixed income securities	220	763	–	983
Interest rate swaps	–	625	–	625
Cross currency swaps	–	77	–	77

Total	$481	$1,797	$–	$2,278

(1)	quoted prices in active markets for identical assets or liabilities

(2)	observable inputs other than quoted prices in active markets for identical assets and liabilities

(3)	no observable pricing inputs in the market

Equity securities consist of investments in common stock of domestic and international corporations measured using quoted prices in active markets.

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

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2011.

Fair Value of Short-term and Long-term Debt

The fair value of our short-term and long-term debt, excluding capital leases, which is determined based on market quotes for similar terms and maturities or future cash flows discounted at current rates, was as follows:

			(dollars in millions)
At December 31,		2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt, excluding capital leases	$54,800	$64,485	$52,462	$59,020

Derivatives

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on LIBOR, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. Changes in the fair value of the interest rate swaps due to changes in interest rates are recorded to Interest expense, which are offset by changes in the fair value of the debt. The fair value of these contracts was $0.6 billion at December 31, 2011 and $0.3 billion at December 31, 2010 and is primarily included in Other assets and Long-term debt. As of December 31, 2011, the total notional amount of these interest rate swaps was $7.0 billion.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during 2010, we entered into forward interest rate swaps with a total notional value of $1.4 billion. We designated these contracts as cash flow hedges. The fair value of these contracts was $0.1 billion at December 31, 2010 and the contracts were included in Other assets. In 2011, we terminated these forward interest rate swaps.

Cross Currency Swaps

During 2008, Verizon Wireless entered into cross currency swaps designated as cash flow hedges to exchange approximately $2.4 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as mitigate the impact of foreign currency transaction gains or losses. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes. The settlement of the related cross currency swap did not have a material impact on our financial statements. The fair value of the outstanding swaps, primarily included in Other assets, was approximately $0.1 billion at December 31, 2011 and December 31, 2010, respectively. During 2011, the pretax loss recognized in Other comprehensive income was not significant. During 2010, a pre-tax loss of $0.2 billion was recognized in Other comprehensive income. A portion of these gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations.

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

Note 10

Stock-Based Compensation

Verizon Communications Long-Term Incentive Plan

The Verizon Communications Inc. Long-Term Incentive Plan (the Plan) permits the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance stock units and other awards. The maximum number of shares available for awards from the Plan is 119.6 million shares.

Restricted Stock Units

The Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs granted prior to January 1, 2010 are classified as liability awards because the RSUs will be paid in cash upon vesting. The RSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the performance of Verizon common stock. The RSUs granted subsequent to January 1, 2010 are classified as equity awards because the RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

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

The following table summarizes Verizon’s Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2009	21,820	33,214
Granted	7,101	14,079
Payments	(9,357)	(17,141)
Cancelled/Forfeited	(121)	(257)

Outstanding December 31, 2009	19,443	29,895
Granted	8,422	17,311
Payments	(6,788)	(14,364)
Cancelled/Forfeited	(154)	(462)

Outstanding December 31, 2010	20,923	32,380
Granted	6,667	10,348
Payments	(7,600)	(12,137)
Cancelled/Forfeited	(154)	(2,977)

Outstanding December 31, 2011	19,836	27,614

As of December 31, 2011, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $0.4 billion and is expected to be recognized over approximately two years.

The RSUs granted in 2011 and 2010, and classified as equity awards, have weighted average grant date fair values of $36.38 and $28.63 per unit, respectively. During 2011, 2010 and 2009, we paid $0.7 billion, $0.7 billion and $0.9 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless’ Long-Term Incentive Plan

The Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees of Verizon Wireless (the Partnership). Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2011, all VARs were fully vested. We have not granted new VARs since 2004.

VARs reflect the change in the value of the Partnership, as defined in the Wireless Plan. Similar to stock options, the valuation is determined using a Black-Scholes model. Once VARs become vested, employees can exercise their VARs and receive a payment that is equal to the difference between the VAR price on the date of grant and the VAR price on the date of exercise, less applicable taxes. All outstanding VARs are fully exercisable and have a maximum term of 10 years. All VARs were granted at a price equal to the estimated fair value of the Partnership, as defined in the Wireless Plan, at the date of the grant.

The following table summarizes the assumptions used in the Black-Scholes model during 2011:

Ranges
Risk-free rate	0.05% - 0.57%
Expected term (in years)	0.02 - 1.50
Expected volatility	29.47% - 48.30%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted-Average Grant-Date Fair Value
Outstanding rights, January 1, 2009	28,244	$16.54
Exercised	(11,442)	16.53
Cancelled/Forfeited	(211)	17.63

Outstanding rights, December 31, 2009	16,591	16.54
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72

Outstanding rights, December 31, 2010	11,569	13.11
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74

Outstanding rights, December 31, 2011	8,214	12.39

During 2011, 2010 and 2009, we paid $0.1 billion, $0.1 billion and $0.2 billion, respectively, to settle VARs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in net income attributable to Verizon was $0.5 billion, $0.5 billion and $0.5 billion for 2011, 2010 and 2009, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of no less than 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon’s stock option activity:

(shares in thousands)	Stock Options	Weighted-Average Exercise Price
Outstanding, January 1, 2009	140,158	$45.86
Exercised	(2)	25.32
Cancelled/Forfeited	(32,391)	50.31

Outstanding, December 31, 2009	107,765	44.52
Exercised	(372)	34.51
Cancelled/Forfeited	(50,549)	44.90

Outstanding, December 31, 2010	56,844	44.25
Exercised	(7,104)	35.00
Cancelled/Forfeited	(21,921)	51.06

Outstanding, December 31, 2011	27,819	41.24

All stock options outstanding at December 31, 2011, 2010 and 2009 were exercisable.

The following table summarizes information about Verizon’s stock options outstanding as of December 31, 2011:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$ 20.00-29.99	24	0.7	$27.66
30.00-39.99	10,791	1.6	35.02
40.00-49.99	17,004	0.1	45.21

Total	27,819	0.7	41.24

The total intrinsic value was approximately $0.1 billion for stock options outstanding as of December 31, 2011. The total intrinsic value of stock options exercised and the associated tax benefits were not significant in 2011, 2010 and 2009. The amount of cash received from the exercise of stock options was $0.2 billion in 2011 and not significant in 2010 and 2009. There was no stock option expense for 2011, 2010 and 2009.

Note 11

Employee Benefits

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on our share of the cost for certain recent and future retirees. In accordance with our accounting policy for pension and other postretirement benefits, actuarial gains and losses are recognized in operating results in the year in which they occur. These gains and losses are measured annually as of December 31 or upon a remeasurement event.

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

Obligations and Funded Status

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2011	2010	2011	2010
Change in Benefit Obligations
Beginning of year	$29,217	$31,818	$25,718	$27,337
Service cost	307	353	299	305
Interest cost	1,590	1,797	1,421	1,639
Plan amendments	(485)	(212)	–	(2,580)
Actuarial loss, net	3,360	748	1,687	826
Benefits paid	(2,564)	(1,996)	(1,756)	(1,675)
Termination benefits	–	687	–	–
Curtailment loss, net	–	61	–	132
Acquisitions and divestitures, net	–	(581)	–	(266)
Settlements paid	(843)	(3,458)	–	–

End of Year	$30,582	$29,217	$27,369	$25,718

Change in Plan Assets
Beginning of year	$25,814	$28,592	$2,945	$3,091
Actual return on plan assets	1,191	3,089	63	319
Company contributions	512	138	1,376	1,210
Benefits paid	(2,564)	(1,996)	(1,756)	(1,675)
Settlements paid	(843)	(3,458)	–	–
Acquisitions and divestitures, net	–	(551)	–	–

End of year	$24,110	$25,814	$2,628	$2,945

Funded Status

End of year	$(6,472)	$(3,403)	$(24,741)	$(22,773)

			(dollars in millions)
		Pension	Health Care and Life

At December 31,	2011	2010	2011	2010
Amounts recognized on the balance sheet
Noncurrent assets	$289	$398	$–	$–
Current liabilities	(195)	(146)	(735)	(581)
Noncurrent liabilities	(6,566)	(3,655)	(24,006)	(22,192)

Total	$(6,472)	$(3,403)	$(24,741)	$(22,773)

Amounts recognized in Accumulated Other Comprehensive Income (Pretax)
Prior Service Cost	$(3)	$554	$(510)	$(567)

Total	$(3)	$554	$(510)	$(567)

Under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act), beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon’s financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted. As a result, Verizon recorded a one-time, non-cash income tax charge of $1.0 billion in the first quarter of 2010 to reflect the impact of this change.

Beginning in 2013, as a result of federal health care reform, Verizon will no longer file for the Retiree Drug Subsidy (RDS) and will instead contract with a Medicare Part D plan on a group basis to provide prescription drug benefits to Medicare eligible retirees. This change to our Medicare Part D strategy resulted in the adoption of plan amendments during the fourth quarter of 2010 which will allow the company to be eligible for greater Medicare Part D plan subsidies over time.

The accumulated benefit obligation for all defined benefit pension plans was $30.3 billion and $28.5 billion at December 31, 2011 and 2010, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2011	2010
Projected benefit obligation	$29,643	$28,329
Accumulated benefit obligation	29,436	27,752
Fair value of plan assets	22,916	24,529

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

	(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2011	2010	2009	2011	2010	2009
Service cost	$307	$353	$384	$299	$305	$311
Amortization of prior service cost (credit)	72	109	112	(57)	375	401

Subtotal	379	462	496	242	680	712
Expected return on plan assets	(1,976)	(2,176)	(2,216)	(163)	(252)	(205)
Interest cost	1,590	1,797	1,924	1,421	1,639	1,766

Subtotal	(7)	83	204	1,500	2,067	2,273
Remeasurement (gain) loss, net	4,146	(166)	(515)	1,787	758	(901)

Net periodic benefit (income) cost	4,139	(83)	(311)	3,287	2,825	1,372
Curtailment and termination benefits	–	860	1,371	–	386	532

Total	$4,139	$777	$1,060	$3,287	$3,211	$1,904

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

	(dollars in millions)
		Pension	Health Care and Life

At December 31,	2011	2010	2011	2010
Prior service cost	$(485)	$(336)	$–	$(2,859)
Reversal of amortization items
Prior service cost	(72)	(109)	57	(375)

Total recognized in other comprehensive (income) loss (pretax)	$(557)	$(445)	$57	$(3,234)

The estimated prior service cost for the defined benefit pension plans and the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year is not significant.

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life

At December 31,	2011	2010	2011	2010
Discount Rate	5.00%	5.75%	5.00%	5.75%
Rate of compensation increases	3.00	3.00	N/A	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life

At December 31,	2011	2010	2009	2011	2010	2009
Discount Rate	5.75%	6.25%	6.75%	5.75%	6.25%	6.75%
Expected return on plan assets	8.00	8.50	8.50	6.00	8.25	8.25
Rate of compensation increases	3.00	4.00	4.00	N/A	N/A	N/A

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

The assumed health care cost trend rates follow:

	Health Care and Life

At December 31,	2011	2010	2009
Healthcare cost trend rate assumed for next year	7.50%	7.75%	8.00%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches the level it is assumed to remain thereafter	2016	2016	2014

A one percentage point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage Point	Increase	Decrease
Effect on 2011 service and interest cost	$199	$(163)
Effect on postretirement benefit obligation as of December 31, 2011	3,422	(2,768)

Plan Assets

Historically, our portfolio strategy emphasized a long-term equity orientation, significant global diversification, and the use of both public and private investments. In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we are shifting our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Our diversification and risk control processes serve to minimize the concentration of risk.

While target allocation percentages will vary over time, the company’s overall investment strategy is to achieve a mix of assets, which allows us to meet projected benefits payments while taking into consideration risk and return. The initial target allocation for plan assets is designed so that 70% of the assets have the objective of achieving a return in excess of the growth in liabilities (comprised of public equities, private equities, real estate, hedge funds and emerging debt) and 30% of the assets are invested as liability hedging assets (typically longer duration fixed income). This allocation will shift as funded status improves to a higher allocation to liability hedging assets. Target policies will be revisited periodically to ensure they are in line with fund objectives. There are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension and healthcare and life plans assets do not include significant amounts of Verizon common stock.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2011 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,215	$1,184	$31	$–
Equity securities	6,829	5,704	1,125	–
Fixed income securities
U.S. Treasuries and agencies	1,796	1,239	557	–
Corporate bonds	2,140	65	1,886	189
International bonds	1,163	158	1,005	–
Other	359	–	359	–
Real estate	2,158	–	–	2,158
Other
Private equity	6,109	–	54	6,055
Hedge funds	2,341	–	1,679	662

Total	$24,110	$8,350	$6,696	$9,064

The fair values for the pension plans by asset category at December 31, 2010 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$2,175	$2,126	$49	$–
Equity securities	10,158	9,052	1,106	–
Fixed income securities
U.S. Treasuries and agencies	599	141	458	–
Corporate bonds	1,615	233	1,202	180
International bonds	910	20	890	–
Other	502	–	502	–
Real estate	1,769	–	–	1,769
Other
Private equity	5,889	–	40	5,849
Hedge funds	2,197	–	1,481	716

Total	$25,814	$11,572	$5,728	$8,514

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

	(dollars in millions)
	Corporate Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2010	$137	$1,541	$5,336	$–	$7,014
Actual gain (loss) on plan assets	3	(49)	518	24	496
Purchases and sales	37	294	(5)	109	435
Transfers in and/or out	3	(17)	–	583	569

Balance at December 31, 2010	$180	$1,769	$5,849	$716	$8,514
Actual gain (loss) on plan assets	(4)	258	477	(4)	727
Purchases and sales	48	43	(203)	(50)	(162)
Transfers in and/or out	(35)	88	(68)	–	(15)

Balance at December 31, 2011	$189	$2,158	$6,055	$662	$9,064

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2011 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$281	$22	$259	$–
Equity securities	1,695	951	744	–
Fixed income securities
U.S. Treasuries and agencies	85	58	27	–
Corporate bonds	119	26	93	–
International bonds	192	67	125	–
Other	210	–	210	–
Other	46	–	46	–

Total	$2,628	$1,124	$1,504	$–

The fair values for the other postretirement benefit plans by asset category at December 31, 2010 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$394	$21	$373	$–
Equity securities	1,919	1,202	717	–
Fixed income securities
U.S. Treasuries and agencies	80	47	33	–
Corporate bonds	173	58	115	–
International bonds	125	8	117	–
Other	198	–	198	–
Other	56	–	56	–

Total	$2,945	$1,336	$1,609	$–

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

Fixed income securities include U.S. Treasuries and agencies, debt obligations of foreign governments and domestic and foreign corporations. Fixed income also includes investments in collateralized mortgage obligations, mortgage backed securities and interest rate swaps. The fair value of fixed income securities is based on observable prices for identical or comparable assets, adjusted using benchmark curves, sector grouping, matrix pricing, broker/dealer quotes and issuer spreads, and thus is classified within Level 1 or Level 2.

Real estate investments include those in limited partnerships that invest in various commercial and residential real estate projects both domestically and internationally. The fair values of real estate assets are typically determined by using income and/or cost approaches or a comparable sales approach, taking into consideration discount and capitalization rates, financial conditions, local market conditions and the status of the capital markets, and thus are classified within Level 3.

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

Cash Flows

In 2011, we contributed $0.4 billion to our qualified pension plans, $0.1 billion to our nonqualified pension plans and $1.4 billion to our other postretirement benefit plans. During January 2012, we contributed approximately $0.1 billion to our qualified pension plans. We expect to make additional qualified pension plan contributions of $1.2 billion during the remainder of 2012. We anticipate approximately $0.2 billion in contributions to our non-qualified pension plans and $1.5 billion to our other postretirement benefit plans in 2012.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

	(dollars in millions)
Year	Pension Benefits	Health Care and Life Prior to Medicare Prescription Drug Subsidy	Medicare Prescription Drug Subsidy
2012	$2,514	$1,944	$104
2013	2,308	1,805	–
2014	2,256	1,792	–
2015	2,233	1,743	–
2016	2,208	1,702	–
2017-2021	10,537	7,747	–

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2011, the number of unallocated and allocated shares of common stock in this ESOP was 1 million and 65 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $0.7 billion in 2011, 2010 and 2009.

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers’ accounting for postemployment benefits:

		Charged to	(dollars in millions)
Year	Beginning of Year	Expense	Payments	Other	End of Year
2009	$1,104	$950	$(522)	$106	$1,638
2010	1,638	1,217	(1,307)	21	1,569
2011	1,569	32	(474)	(14)	1,113

Severance, Pension and Benefit Charges

During 2011, we recorded net pre-tax severance, pension and benefits charges of approximately $6.0 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5.75% at December 31, 2010 to 5% at December 31, 2011 ($5.0 billion); the difference between our estimated return on assets of 8% and our actual return on assets of 5% ($0.9 billion); and revisions to the life expectancy of participants and other adjustments to assumptions.

During 2010, we recorded net pre-tax severance, pension and benefits charges of $3.1 billion. The charges during 2010 included remeasurement losses of $0.6 billion, for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. Additionally, in 2010, we reached an agreement with certain unions on temporary enhancements to the separation programs contained in their existing collective bargaining agreements. These temporary enhancements were intended to help address a previously declared surplus of employees and to help reduce the need for layoffs. Accordingly, we recorded severance, pension and benefits charges associated with approximately 11,900 union-represented employees who volunteered for the incentive offer. These charges included $1.2 billion for severance for the 2010 separation programs mentioned above and a planned workforce reduction of approximately 2,500 employees in 2011. In addition, we recorded $1.3 billion for pension and postretirement curtailment losses and special termination benefits due to the workforce reductions.

During 2009, we recorded net pre-tax severance, pension and benefits charges of $1.4 billion. These charges were primarily comprised of pension and postretirement curtailment losses and special termination benefits of $1.9 billion; $0.9 billion for workforce reductions of approximately 17,600 employees, 4,200 of whom were separated during late 2009 and the remainder in 2010; and remeasurement gains of $1.4 billion for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur.

Note 12

Taxes

The components of income before provision for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Domestic	$9,724	$11,921	$12,625
Foreign	759	763	895

Total	$10,483	$12,684	$13,520

The components of the provision for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Current
Federal	$193	$(705)	$(611)
Foreign	25	(19)	73
State and Local	290	(42)	364

Total	508	(766)	(174)

Deferred
Federal	276	2,945	1,616
Foreign	(38)	(24)	(35)
State and Local	(455)	316	518

Total	(217)	3,237	2,099
Investment tax credits	(6)	(4)	(6)

Total income tax provision	$285	$2,467	$1,919

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2011	2010	2009
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	(1.0)	1.4	1.5
Affordable housing credit	(1.8)	(1.3)	(1.0)
Employee benefits including ESOP dividend	(1.4)	(1.2)	(1.6)
Medicare Part D subsidy charge	–	6.9	–
Equity in earnings from unconsolidated businesses	(1.9)	(1.6)	(1.6)
Noncontrolling interest	(23.0)	(19.5)	(16.0)
Other, net	(3.2)	(0.3)	(2.1)

Effective income tax rate	2.7%	19.4%	14.2%

The effective income tax rate in 2011 decreased to 2.7% from 19.4% in 2010. This decrease was primarily driven by lower income before provision for income taxes as a result of higher pension and benefit charges recorded in 2011 as well as tax benefits from state valuation allowance reversals in 2011. The decrease was also due to a one-time, non-cash income tax charge of $1.0 billion recorded during the three months ended March 31, 2010 as a result of the enactment of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010 (collectively the Health Care Act). Under the Health Care Act, beginning in 2013, Verizon and other companies that receive a subsidy under Medicare Part D to provide retiree prescription drug coverage will no longer receive a federal income tax deduction for the expenses incurred in connection with providing the subsidized coverage to the extent of the subsidy received. Because future anticipated retiree prescription drug plan liabilities and related subsidies are already reflected in Verizon’s financial statements, this change in law required Verizon to reduce the value of the related tax benefits recognized in its financial statements in the period during which the Health Care Act was enacted.

The effective income tax rate in 2010 increased to 19.4% from 14.2% in 2009. The increase was primarily driven by a one-time, non-cash income tax charge of $1.0 billion for the Health Care Act described above. The increase was partially offset primarily by higher earnings attributable to Vodafone’s noncontrolling interest in the Verizon Wireless Partnership.

The amounts of cash taxes paid are as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Income taxes, net of amounts refunded	$762	$430	$158
Employment taxes	1,231	1,296	1,349
Property and other taxes	1,883	1,963	2,065

Total	$3,876	$3,689	$3,572

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	(dollars in millions)
At December 31,	2011	2010
Employee benefits	$13,119	$11,499
Tax loss and credit carry forwards	5,170	3,907
Uncollectible accounts receivable	224	248
Other - assets	952	951

	19,465	16,605
Valuation allowances	(2,376)	(3,421)

Deferred tax assets	17,089	13,184

Former MCI intercompany accounts receivable basis difference	1,435	1,489
Depreciation	13,743	11,758
Leasing activity	1,569	1,980
Wireless joint venture including wireless licenses	21,778	19,514
Other - liabilities	1,233	1,152

Deferred tax liabilities	39,758	35,893

Net deferred tax liability	$22,669	$22,709

At December 31, 2011, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the United States amounted to approximately $1.5 billion. The majority of Verizon’s cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements. Furthermore, a portion of these undistributed earnings represent amounts that legally must be kept in reserve and are unavailable for distribution. As a result, we have not provided deferred taxes on these undistributed earnings because we intend that they will remain indefinitely invested outside of the United States. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practical.

At December 31, 2011, we had net after tax loss and credit carry forwards for income tax purposes of approximately $5.1 billion. Of these net after tax loss and credit carry forwards, approximately $4.4 billion will expire between 2012 and 2031 and approximately $0.7 billion may be carried forward indefinitely. The amount of net after tax loss and credit carry forwards reflected as a deferred tax asset above has been reduced by approximately $0.1 billion and $0.6 billion at December 31, 2011 and 2010, respectively, due to federal and state tax law limitations on utilization of net operating losses.

During 2011, the valuation allowance decreased approximately $1.0 billion. The balance of the valuation allowance at December 31, 2011 and the 2011 activity is primarily related to state and foreign tax losses and credit carry forwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

	(dollars in millions)
	2011	2010	2009
Balance at January 1,	$3,242	$3,400	$2,622
Additions based on tax positions related to the current year	111	231	288
Additions for tax positions of prior years	456	476	1,128
Reductions for tax positions of prior years	(644)	(569)	(477)
Settlements	(56)	(256)	(27)
Lapses of statutes of limitations	(31)	(40)	(134)

Balance at December 31,	$3,078	$3,242	$3,400

Included in the total unrecognized tax benefits at December 31, 2011, 2010 and 2009 is $2.2 billion, $2.1 billion and $2.1 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2011	$60
2010	29
2009	14

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2011	$470
2010	527

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the Internal Revenue Service (IRS) and multiple state and foreign jurisdictions on numerous open tax positions. The IRS completed its examination of the Company’s U.S. income tax returns for tax years 2004 through 2006 in the third quarter of 2011 and we filed a protest with respect to certain tax adjustments proposed by the IRS. In 2011, we also settled income tax audits in Italy and Massachusetts. Significant tax examinations and litigation are also ongoing in New York, Canada, and Australia for tax years as early as 2002. It is reasonably possible that the amount of the liability for unrecognized tax benefits could change by a significant amount during the next twelve-month period. An estimate of the range of the possible change cannot be made until issues are further developed or examinations close.

Note 13

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

In order to comply with regulatory conditions related to the acquisition of Alltel in January 2009, Verizon Wireless divested overlapping properties in 105 operating markets in 24 states during the first half of 2010. In addition, on July 1, 2010, certain of Verizon’s local exchange business and related activities in 14 states were spun off (see Note 2). Accordingly, the historical Verizon Wireless and Wireline results for these operations have been reclassified to Corporate and Other to reflect comparable segment operating results.

We have adjusted prior-period consolidated and segment information, where applicable, to conform to current year presentation.

Our segments and their principal activities consist of the following:

Segment	Description
Verizon Wireless

Verizon Wireless’ communications products and services include wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the United States.

Wireline

Wireline’s communications products and services include voice, Internet access, broadband video and data, Internet protocol network services, network access, long distance and other services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

	(dollars in millions)
2011	Verizon Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$56,601	$–	$56,601
Other service	2,497	–	2,497

Service revenue	59,098	–	59,098
Equipment	7,446	–	7,446
Other	3,517	–	3,517
Consumer retail	–	13,605	13,605
Small business	–	2,720	2,720

Mass Markets	–	16,325	16,325
Strategic services	–	7,607	7,607
Other	–	8,014	8,014

Global Enterprise	–	15,621	15,621
Global Wholesale	–	6,795	6,795
Other	–	704	704
Intersegment revenues	93	1,237	1,330

Total operating revenues	70,154	40,682	110,836
Cost of services and sales	24,086	22,158	46,244
Selling, general and administrative expense	19,579	9,107	28,686
Depreciation and amortization expense	7,962	8,458	16,420

Total operating expenses	51,627	39,723	91,350

Operating income	$18,527	$959	$19,486

Assets	$147,378	$86,185	$233,563
Plant, property and equipment, net	33,451	54,149	87,600
Capital expenditures	8,973	6,399	15,372

	(dollars in millions)
2010	Verizon Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$53,267	$–	$53,267
Other service	2,321	–	2,321

Service revenue	55,588	–	55,588
Equipment	4,412	–	4,412
Other	3,341	–	3,341
Consumer retail	–	13,419	13,419
Small business	–	2,828	2,828

Mass Markets	–	16,247	16,247
Strategic services	–	6,602	6,602
Other	–	8,712	8,712

Global Enterprise	–	15,314	15,314
Global Wholesale	–	7,526	7,526
Other	–	858	858
Intersegment revenues	66	1,282	1,348

Total operating revenues	63,407	41,227	104,634
Cost of services and sales	19,245	22,618	41,863
Selling, general and administrative expense	18,082	9,372	27,454
Depreciation and amortization expense	7,356	8,469	15,825

Total operating expenses	44,683	40,459	85,142

Operating income	$18,724	$768	$19,492

Assets	$138,863	$83,849	$222,712
Plant, property and equipment, net	32,253	54,594	86,847
Capital expenditures	8,438	7,269	15,707

	(dollars in millions)
2009	Verizon Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$50,688	$–	$50,688
Other service	1,287	–	1,287

Service revenue	51,975	–	51,975
Equipment	4,837	–	4,837
Other	3,413	–	3,413
Consumer retail	–	13,205	13,205
Small business	–	2,904	2,904

Mass Markets	–	16,109	16,109
Strategic services	–	6,191	6,191
Other	–	9,097	9,097

Global Enterprise	–	15,288	15,288
Global Wholesale	–	8,336	8,336
Other	–	1,443	1,443
Intersegment revenues	100	1,275	1,375

Total operating revenues	60,325	42,451	102,776
Cost of services and sales	19,348	22,693	42,041
Selling, general and administrative expense	17,309	9,947	27,256
Depreciation and amortization expense	7,030	8,238	15,268

Total operating expenses	43,687	40,878	84,565

Operating income	$16,638	$1,573	$18,211

Assets	$135,162	$91,778	$226,940
Plant, property and equipment, net	30,849	59,373	90,222
Capital expenditures	7,152	8,892	16,044

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Operating Revenues
Total reportable segments	$110,836	$104,634	$102,776
Reconciling items:
Deferred revenue adjustment (see Note 1)	–	(235)	78
Impact of divested operations	–	2,407	5,297
Corporate, eliminations and other	39	(241)	(343)

Consolidated operating revenues	$110,875	$106,565	$107,808

A reconciliation of the total of the reportable segments’ operating income to consolidated Income before provision for income taxes is as follows:

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Operating Income
Total segment operating income	$19,486	$19,492	$18,211
Merger integration and acquisition related charges (see Note 2)	–	(867)	(954)
Access line spin-off related charges (see Note 2)	–	(407)	(453)
Severance, pension and benefit charges (see Note 11)	(5,954)	(3,054)	(1,440)
Deferred revenue adjustment (see Note 1)	–	(235)	78
Impact of divested operations (see Note 2)	–	755	1,769
Corporate, eliminations and other	(652)	(1,039)	(1,233)

Consolidated operating income	12,880	14,645	15,978

Equity in earnings of unconsolidated businesses	444	508	553
Other income and (expense), net	(14)	54	91
Interest expense	(2,827)	(2,523)	(3,102)

Income Before Provision for Income Taxes	$10,483	$12,684	$13,520

A reconciliation of the total of the reportable segments’ assets to consolidated assets is as follows:

	(dollars in millions)
At December 31,	2011	2010
Assets
Total reportable segments	$233,563	$222,712
Corporate, eliminations and other	(3,102)	(2,707)

Total consolidated	$230,461	$220,005

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2011, 2010 and 2009. International operating revenues and long-lived assets are not significant.

Note 14

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income, net of provision for income taxes are described below.

Foreign Currency Translation Adjustments

The change in Foreign currency translation adjustments during 2011, 2010 and 2009 was primarily related to our investment in Vodafone Omnitel and was driven by the movements of the U.S. dollar against various other currencies, primarily the Euro, in which we have operations.

Net Unrealized Gains on Cash Flow Hedges

During 2011, 2010 and 2009, Unrealized gains on cash flow hedges included in Other comprehensive income attributable to noncontrolling interest, primarily reflect activity related to a cross currency swap (see Note 9). Reclassification adjustments for gains (losses) realized in net income were not significant.

Net Unrealized Gains (Losses) on Marketable Securities

During 2011, 2010 and 2009, reclassification adjustments on marketable securities for gains (losses) realized in net income were not significant.

Defined Benefit Pension and Postretirement Plans

The change in Defined benefit pension and postretirement plans of $0.3 billion, net of taxes of $0.2 billion at December 31, 2011 was attributable to the change in prior service cost.

The change in Defined benefit pension and postretirement plans of $2.5 billion, net of taxes of $1.2 billion at December 31, 2010 was attributable to the change in prior service cost. The change was impacted by a change to our Medicare Part D strategy, resulting in the adoption of plan amendments during the fourth quarter of 2010, which will allow the company to be eligible for greater Medicare Part D plan subsidies over time and was also impacted by the curtailment losses associated with the voluntary incentive program for union-represented employees recorded in the second quarter of 2010 (see Note 11).

Accumulated Other Comprehensive Income

The components of Accumulated other comprehensive income were as follows:

	(dollars in millions)
At December 31,	2011	2010
Foreign currency translation adjustments	$724	$843
Net unrealized gain on cash flow hedges	156	126
Unrealized gain on marketable securities	72	79
Defined benefit pension and postretirement plans	317	1

Accumulated Other Comprehensive Income	$1,269	$1,049

Note 15

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Depreciation expense	$14,991	$14,593	$14,564
Interest costs on debt balances	3,269	3,487	4,029
Capitalized interest costs	(442)	(964)	(927)
Advertising expense	2,523	2,451	3,020

Balance Sheet Information

	(dollars in millions)
At December 31,	2011	2010
Accounts Payable and Accrued Liabilities
Accounts payable	$4,194	$3,936
Accrued expenses	3,786	4,110
Accrued vacation, salaries and wages	4,857	5,686
Interest payable	774	813
Taxes payable	1,078	1,157

	$14,689	$15,702

Other Current Liabilities
Advance billings and customer deposits	$3,290	$3,091
Dividends payable	5,940	1,402
Other	1,993	2,860

	$11,223	$7,353

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2011	2010	2009
Cash Paid
Interest, net of amounts capitalized	$2,629	$2,433	$2,573

Note 16

Commitments and Contingencies

In the ordinary course of business Verizon is involved in various commercial litigation and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual. In none of the currently pending matters, including the Hicksville and ActiveVideo Networks Inc. (ActiveVideo) matters described below, is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods, including the Hicksville and ActiveVideo matters, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

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

Verizon is currently involved in approximately 50 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that sell products and seek injunctive relief as well. These cases have progressed to various degrees and a small number may go to trial in the coming 12 months if they are not otherwise resolved. In August 2011, a jury found that Verizon is infringing four ActiveVideo patents related to Verizon’s FiOS TV video-on-demand service (VOD), and entered a verdict for ActiveVideo for $115 million, which the court subsequently increased by $24 million. The jury, however, rejected ActiveVideo’s claim that Verizon had willfully infringed its patents and the court stayed execution of the payments to ActiveVideo. Verizon was also later enjoined from continuing to use two of these allegedly infringed ActiveVideo patents and ordered to pay ActiveVideo approximately $11 million per month from August 2011 to May 2012. The court deferred the onset of the injunction until May 2012, and the orders to make payments to ActiveVideo were stayed. Verizon has filed appeals addressing these rulings and is working with its vendors, Cisco and Ericsson, to redesign its VOD system.

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

As of December 31, 2011, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

We have several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $51.1 billion. Of this total amount, we expect to purchase $22.8 billion in 2012, $24.6 billion in 2013 through 2014, $3.1 billion in 2015 through 2016 and $0.6 billion thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items for which we are contractually committed. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2011 totaled approximately $13 billion. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2011, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

Note 17

Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)

		Operating	Net Income (Loss) attributable to Verizon(1)
Quarter Ended	Operating Revenues	Income (Loss)	Amount	Per Share- Basic	Per Share- Diluted	Net Income (Loss)
2011
March 31	$26,990	$4,453	$1,439	$.51	$.51	$3,264
June 30	27,536	4,892	1,609	.57	.57	3,604
September 30	27,913	4,647	1,379	.49	.49	3,542
December 31	28,436	(1,112)	(2,023)	(.71)	(.71)	(212)

2010
March 31	$26,913	$4,441	$443	$.16	$.16	$2,318
June 30	26,773	410	(1,192)	(.42)	(.42)	553
September 30	26,484	3,383	659	.23	.23	2,698
December 31	26,395	6,411	2,639	.93	.93	4,648

•	Results of operations for the third quarter of 2011 include after-tax charges attributable to Verizon of $0.2 billion related to severance, pension and benefit charges.

•

Results of operations for the fourth quarter of 2011 include after-tax charges attributable to Verizon of $3.5 billion related to severance, pension and benefit charges and costs related to the early redemption of debt.

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