Form 10-K, Exhibit 13
period 2012-12-31
VERIZON COMMUNICATIONS INC
filed 2013-02-26
CIK 732712

Exhibit 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2012	2011	2010	2009	2008
Results of Operations
Operating revenues	$115,846	$110,875	$106,565	$107,808	$97,354
Operating income	13,160	12,880	14,645	15,978	2,612
Net income (loss) attributable to Verizon	875	2,404	2,549	4,894	(2,193)
Per common share – basic	.31	.85	.90	1.72	(.77)
Per common share – diluted	.31	.85	.90	1.72	(.77)
Cash dividends declared per common share	2.030	1.975	1.925	1.870	1.780
Net income attributable to noncontrolling interest	9,682	7,794	7,668	6,707	6,155

Financial Position
Total assets	$225,222	$230,461	$220,005	$226,907	$202,185
Debt maturing within one year	4,369	4,849	7,542	7,205	4,993
Long-term debt	47,618	50,303	45,252	55,051	46,959
Employee benefit obligations	34,346	32,957	28,164	32,622	32,512
Noncontrolling interest	52,376	49,938	48,343	42,761	37,199
Equity attributable to Verizon	33,157	35,970	38,569	41,382	41,592

•

Significant events affecting our historical earnings trends in 2010 through 2012 are described in “Other Items” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

•	2009 and 2008 data includes severance, pension and benefit charges, merger integration and acquisition costs, dispositions and other items.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon,

S&P 500 Telecommunications Services Index and S&P 500 Stock Index

	At December 31,
Data Points in Dollars	2007	2008	2009	2010	2011	2012
Verizon	100.0	81.9	85.1	104.8	123.9	140.2
S&P 500 Telecom Services	100.0	69.5	75.8	90.1	95.9	113.4
S&P 500	100.0	63.0	79.7	91.7	93.6	108.6

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2007 with dividends (including the value of each respective spin-off) being reinvested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Verizon Communications Inc. (Verizon or the Company) is a holding company that, acting through its subsidiaries is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. Our offerings, designed to meet customers’ demand for speed, mobility, security and control, include voice, data and video services on our wireless and wireline networks. We have two reportable segments, Verizon Wireless and Wireline. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks. Our wireline business provides consumer, business and government customers with communications products and services, including voice, broadband data and video services, network access, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We have a highly skilled, diverse and dedicated workforce of approximately 183,400 employees as of December 31, 2012.

In recent years Verizon has embarked upon a strategic transformation as advances in technology have changed the ways that our customers interact in their personal and professional lives and that businesses operate. To meet the changing needs of our customers and address the changing technological landscape, we are focusing our efforts around higher margin and growing areas of our business: wireless data, wireline data and Strategic services, including cloud computing services.

Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, expand the fiber optic network that supports our wireless and wireline businesses, maintain our wireless and wireline networks and develop and maintain significant advanced database capacity.

In our Wireless business, in 2012 compared to 2011, strong revenue growth of 8.1% was driven by connection growth and strong demand for smartphones and Internet data devices. During 2012, we experienced a 4.3% increase in retail postpaid connections per account compared to 2011, with smartphones representing 58.1% of our retail postpaid phone base at December 31, 2012.

As of January 22, 2013, our fourth-generation (4G) Long-Term Evolution (LTE) network has been deployed in 476 markets covering more than 273 million people throughout the country, which is nearly 89% of the U.S. population. We expect to continue to deploy 4G LTE during 2013 and by year-end cover nearly our entire existing 3G network footprint. Our 4G LTE network provides higher data throughput performance for data services at lower cost compared to those offered by 3G technologies. As of December 31, 2012, nearly 50% of our wireless data traffic was on our 4G LTE network.

In 2012, Verizon Wireless launched the Share Everything plans, which were made available to both new and existing postpaid customers. These plans feature domestic unlimited voice minutes, unlimited text, video and picture messaging and a single data allowance that can be shared among up to 10 devices connected to the Verizon Wireless network. For an additional monthly access fee, our customers have the option of sharing long distance and roaming minutes among their devices for calls from the United States to, and calls while within, Canada and Mexico. The Share Everything plans also include the Mobile Hotspot service on our smartphones at no additional charge. The Mobile Hotspot service allows a customer to use our network to create a Wi-Fi network that can be used by Wi-Fi enabled devices. In January 2013, Verizon Wireless announced it will begin offering shared data plans for business, with the Share Everything plans for Small Business and the Nationwide Business Data Packages and Plans. As of December 31, 2012, Share Everything accounts represented approximately 23% of our retail postpaid accounts.

In Wireline, during 2012 compared to 2011, revenues were positively impacted by higher revenues in Consumer retail driven by FiOS services. FiOS represented approximately 65% of Consumer retail revenue during 2012, compared to approximately 58% during 2011. As the FiOS products mature, we continue to seek ways to increase incremental revenue and further realize operating and capital efficiencies as well as maximize profitability. As more applications are developed for this high-speed service, we expect that FiOS will become a hub for managing a multitude of home services that will eventually be part of the digital grid, including not just entertainment and communications, but also machine-to-machine communications, such as home monitoring, home health care, energy management and utilities management.

Also positively impacting Wireline’s revenues during 2012 was a 6.3% increase in Strategic services revenue, which represented 53% of total Global Enterprise revenues during 2012. However, total Global Enterprise and Global Wholesale revenues declined as customers continue to be adversely affected by the economy, resulting in decreased discretionary spending and delayed purchasing decisions. To compensate for the shrinking market for traditional voice service, we continue to build our Wireline segment around data, video and advanced business services—areas where demand for reliable high-speed connections is growing.

In 2012, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on new, three-year contracts that cover approximately 43,000 Wireline employees. The new agreements will expire on August 1, 2015.

During 2012 and 2011, we made several strategic investments to improve our competitive position:

•

In 2012, we completed separate transactions with SpectrumCo, LLC (SpectrumCo) and Cox TMI Wireless, LLC to acquire Advanced Wireless Service (AWS) spectrum. We also completed a series of purchase and exchange transactions for AWS and PCS licenses and a

700 megahertz (MHz) lower A block license. In addition, during January 2013, we agreed to sell a portion of our 700 MHz B block licenses, which upon receipt of regulatory approval, will result in the completion of our previously announced open sale process for all of our 700 MHz lower A and B block spectrum licenses. These transactions will allow us to meet the continued demand for wireless services.

•

On June 1, 2012, we agreed to acquire HUGHES Telematics for approximately $12 per share in cash for a total acquisition price of $0.6 billion and we completed the acquisition on July 26, 2012. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new HUGHES Telematics and Verizon customers.

•

In February 2012, we entered into a venture with Redbox Automated Retail, LLC, a subsidiary of Coinstar, Inc., to offer customers nationwide access to media rentals through online and mobile content streaming as well as physical media rentals through Redbox kiosks. In December 2012, the venture introduced its product portfolio, which includes subscription services, under the name Redbox Instant by Verizon.

•

In 2011, Verizon Wireless entered into commercial agreements, modified in 2012, with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and Verizon Wireless became agents to sell certain of one another’s products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling Verizon Wireless service on a wholesale basis.

•

In 2011, we acquired Terremark Worldwide Inc. (Terremark), a global provider of information technology infrastructure and cloud services. This acquisition enhanced our competitive position in managed hosting and cloud services offerings to business and government customers globally and is contributing to our growth in revenues. Additionally, in 2011, we acquired a provider of cloud software technology, which has further enhanced our offerings of cloud services. We expect our provisioning of cloud services to be instrumental to our future growth as it allows us to meet the evolving demands of our customers.

Investing in innovative technology like wireless networks, high-speed fiber and cloud services has positioned Verizon at the center of the growth trends of the future. By investing in our own capabilities, we are also investing in the markets we serve by making sure our communities have an efficient, reliable infrastructure for competing in the information economy. We are committed to putting our customers first and being a responsible member of our communities. Guided by this commitment and by our core values of integrity, respect, performance excellence and accountability, we believe we are well-positioned to produce a long-term return for our shareowners, create meaningful work for ourselves and provide something of lasting value for society.

During 2012, we purchased a single premium group annuity contract from The Prudential Insurance Company of America and Prudential Financial Inc.

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

Connection and Operating Trends

In our Wireless segment, we expect to continue to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on demand for data services and bringing our customers new ways of using wireless services in their daily lives. We expect that future connection growth will continue as we introduce new smartphones, Internet devices such as tablets and our suite of 4G LTE devices. We believe these devices will attract and retain higher value retail postpaid connections, contribute to continued increases in the penetration of data services and keep our device line-up competitive versus other wireless carriers. We expect future growth opportunities will be dependent on expanding the penetration of our network services, offering innovative wireless devices for both consumer and business customers and increasing the number of ways that our customers can connect with our network and services.

In recent years, we have experienced continuing access line losses in our Wireline segment as customers have disconnected both primary and secondary lines and switched to alternative technologies such as wireless, VoIP and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies.

Despite this challenging environment, we expect that we will continue to grow key aspects of our wireline business by providing superior network reliability, offering innovative product bundles that include high-speed Internet access, digital television and local and long distance voice services, offering more robust IP products and service, and accelerating our cloud computing strategy. We will also continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and intense competitive pressure.

Operating Revenue

We expect to experience service revenue growth in our Verizon Wireless segment in 2013, primarily as a result of continued growth in postpaid connections driven by increased sales of smartphones and other data-capable devices. We expect that retail postpaid average revenue per account (ARPA) will continue to increase as connections migrate from basic phones to smartphone devices and as the average number of connections per account increases which we expect to be driven by our new Share Everything plans that allow for the sharing of data among up to 10 devices. We expect that our future service revenue growth will be substantially derived from an increase in the sale and usage of innovative wireless smartphones and other data-capable devices in addition to our new pricing structure that will encourage customers to continue adding data-enabled devices onto existing accounts.

During 2012, we experienced an increase in Wireless equipment and other revenue as a result of sales of new smartphone devices, including our 4G LTE-capable devices. We expect that continued emphasis on increasing smartphone penetration will positively impact equipment revenue as these devices typically carry higher price points than basic phones.

We expect FiOS broadband and video penetration to positively impact our Mass Markets revenue and subscriber base and we also expect Strategic services revenue to continue to grow as we derive additional enterprise revenues from cloud, security and other solutions-based services and customers continue to migrate their services to Private IP and other strategic networking services. We believe the trend in these growth areas as well as new offerings in telematics and video streaming will help offset the continuing decline in revenues in our Wireline segment related to retail voice connection losses as a result of wireless substitution as well as the continued decline in our legacy wholesale and enterprise markets.

Operating Costs and Expenses

We anticipate our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment and sales commission costs. In addition, we expect content costs for our FiOS video services to continue to increase. However, we expect to achieve certain cost efficiencies in 2013 and beyond as data traffic continues to migrate to our lower-cost 4G LTE network and as we continue to streamline our business processes with a focus on improving productivity and increasing profitability.

Capital Expenditures

Our 2013 capital program includes capital to fund advanced networks and services, including 4G LTE and FiOS, the continued expansion of our core networks, including our IP and data center enhancements, maintenance and support for our legacy voice networks and other expenditures to drive operating efficiencies. The level and the timing of the Company’s capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are replacing damaged copper wire with fiber-optic cable which will not alter our capital program but should result in lower maintenance costs. Capital expenditures were approximately $16 billion in 2012 and 2011, respectively. We believe that we have significant discretion over the amount and timing of our capital expenditures on a Company-wide basis as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events. We expect capital expenditures as a percentage of revenue to decline in 2013 from levels in 2012.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support continued profitable growth, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon’s Board of Directors increased the Company’s quarterly dividend by 3.0% during 2012, making this the sixth consecutive year in which we have raised our dividend.

Our goal is to use our cash to create long-term value for our shareholders. We will continue to look for investment opportunities that will help us to grow the business. When appropriate, we will also use our cash to reduce our debt levels and to buy back shares of our outstanding common stock, and Verizon Wireless may make distributions to its partners (see “Cash Flows from Financing Activities”). There were no repurchases of common stock during 2012, 2011 or 2010. Through February 15, 2013, we purchased approximately 3.50 million shares under our current share buyback authorization.

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

Corporate, eliminations and other during 2010 included a one-time non-cash adjustment of $0.2 billion primarily to adjust wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. The adjustment was not material to the consolidated financial statements (see “Other Items”). In addition, the results of operations related to the divestitures we completed in 2010 (see “Acquisitions and Divestitures”) are included in Corporate, eliminations and other, as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Impact of Divested Operations
Operating revenues	$–	$–	$2,407
Cost of services and sales	–	–	574
Selling, general and administrative expense	–	–	665
Depreciation and amortization expense	–	–	413

Consolidated Revenues

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Verizon Wireless
Service revenue	$63,733	$59,157	$55,629	$4,576	7.7%	$3,528	6.3%
Equipment and other	12,135	10,997	7,778	1,138	10.3	3,219	41.4

Total	75,868	70,154	63,407	5,714	8.1	6,747	10.6
Wireline
Mass Markets	16,702	16,337	16,256	365	2.2	81	0.5
Global Enterprise	15,299	15,622	15,316	(323)	(2.1)	306	2.0
Global Wholesale	7,240	7,973	8,746	(733)	(9.2)	(773)	(8.8)
Other	539	750	909	(211)	(28.1)	(159)	(17.5)

Total	39,780	40,682	41,227	(902)	(2.2)	(545)	(1.3)
Corporate, eliminations and other	198	39	1,931	159	nm	(1,892)	(98.0)

Consolidated Revenues	$115,846	$110,875	$106,565	$4,971	4.5	$4,310	4.0

nm – not meaningful

2012 Compared to 2011

The increase in consolidated revenues during 2012 compared to 2011 was primarily due to higher revenues at Verizon Wireless, as well as higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise at our Wireline segment. Partially offsetting these increases were lower Global Wholesale and Global Enterprise Core revenues at our Wireline segment.

Verizon Wireless’ revenues increased during 2012 compared to 2011 due to growth in both service and equipment and other revenue. Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of higher priced smartphones. Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices. In

2012, the increase in retail postpaid connection net additions was primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflect the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Equipment and other revenue increased during 2012 compared to 2011 primarily due to an increase in device upgrade fees, regulatory fees and equipment sales.

Wireline’s revenues decreased during 2012 compared to 2011 primarily driven by declines in Global Wholesale, Global Enterprise Core and Other revenues, partially offset by higher revenues in Mass Markets driven by FiOS services and higher revenues from Strategic services.

Mass Markets revenues increased during 2012 compared to 2011 due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. This decrease was partially offset by higher Strategic services revenues, primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased minutes of use (MOUs) and a decline in domestic wholesale connections, partially offset by continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers.

Other revenues decreased during 2012 compared to 2011 primarily due to reduced volumes, including former MCI mass market customer losses.

2011 Compared to 2010

The increase in consolidated revenues during 2011 compared to 2010 was primarily due to higher revenues at Verizon Wireless, the expansion of FiOS services and increased revenues from Strategic services at our Wireline segment. In addition, the increase during 2011 was partially offset by the impact of divested operations.

The increase in Verizon Wireless’ revenues during 2011 compared to 2010 was primarily due to growth in both service and equipment revenue. Service revenue increased during 2011 compared to 2010 primarily driven by higher retail postpaid service revenue, which increased as a result of an increase in retail postpaid connections of 4.3 million in 2011 as well as the continued increase in penetration of higher priced smartphones. Retail postpaid connections per account increased during 2011 compared to 2010 primarily due to the increased use of tablets and other Internet devices.

Equipment and other revenue increased during 2011 compared to 2010 due to an increase in the sales volume of smartphones to new and upgrading customers.

The decrease in Wireline’s revenues during 2011 compared to 2010 was primarily driven by declines in Global Wholesale, and Global Enterprise Core and Other revenues. The decrease in Global Wholesale revenues was primarily due to a $0.4 billion decline in international voice revenues as a result of decreased MOUs in traditional voice products as a result of increases in voice termination pricing on certain international routes. Global Enterprise Core revenues declined primarily due to lower customer premise equipment revenues, reflecting our focus on improving margins by de-emphasizing sales of equipment that are not a part of an overall enterprise solutions bundle, as well as customers migrating to next generation IP services. Other Wireline revenue also decreased primarily as a result of former MCI mass market customer losses. These revenue declines were partially offset by continued revenue growth in Global Enterprise Strategic services, in part due to the inclusion of the revenues of Terremark, and in Mass Markets, primarily due to the expansion of FiOS services (Voice, Internet and Video), partially offset by the decline of local exchange revenues.

Consolidated Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Cost of services and sales	$46,275	$45,875	$44,149	$400	0.9%	$1,726	3.9%
Selling, general and administrative expense	39,951	35,624	31,366	4,327	12.1	4,258	13.6
Depreciation and amortization expense	16,460	16,496	16,405	(36)	(0.2)	91	0.6

Consolidated Operating Expenses	$102,686	$97,995	$91,920	$4,691	4.8	$6,075	6.6

Consolidated operating expenses increased during 2012 and 2011 primarily due to higher non-operational charges (see “Other Items”) as well as increased operating expenses at Verizon Wireless. The changes in consolidated operating expenses during 2011 were also favorably impacted by divested operations.

2012 Compared to 2011

Cost of Services and Sales

Cost of services and sales includes the following costs directly attributable to a service or product: salaries and wages, benefits, materials and supplies, content costs, contracted services, network access and transport costs, wireless equipment costs, customer provisioning costs, computer systems support, costs to support our outsourcing contracts and technical facilities and contributions to the Universal Service Fund. Aggregate customer care costs, which include billing and service provisioning, are allocated between Cost of services and sales and Selling, general and administrative expense.

Cost of services and sales increased during 2012 compared to 2011 primarily due to higher cost of equipment sales, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs and a decrease in the cost of long distance at our Verizon Wireless segment. Also contributing to the increase were higher content costs associated with continued FiOS subscriber growth and vendor rate increases, increased expenses related to our cloud and data center offering, higher costs related to FiOS installation as well as higher repair and maintenance expenses caused by storm-related events in 2012, partially offset by declines in access costs and customer premise equipment costs at our Wireline segment.

Selling, General and Administrative Expense

Selling, general and administrative expense includes: salaries and wages and benefits not directly attributable to a service or product; bad debt charges; taxes other than income taxes; advertising and sales commission costs; customer billing; call center and information technology costs; regulatory fees; professional service fees; and rent and utilities for administrative space. Also included are a portion of the aggregate customer care costs as discussed above.

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher non-operational charges noted in the table below as well as higher sales commission expense and costs associated with regulatory fees at our Verizon Wireless segment.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2012 compared to 2011 primarily due to a decrease in depreciable assets at our Wireline segment, partially offset by an increase in amortization expense related to non-network software.

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

Non-operational Charges

Non-operational charges included in operating expenses (see “Other Items”) were as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Severance, Pension and Benefit Charges
Cost of services and sales	$–	$–	$1,723
Selling, general and administrative expense	7,186	5,954	1,331

	7,186	5,954	3,054
Merger Integration and Acquisition Related Charges
Cost of services and sales	–	–	376
Selling, general and administrative expense	–	–	389
Depreciation and amortization expense	–	–	102

	–	–	867
Access Line Spin-off Related Charges
Cost of services and sales	–	–	42
Selling, general and administrative expense	–	–	365

	–	–	407
Litigation Settlements
Selling, general and administrative expense	384	–	–

Other Costs
Cost of sales and services	40	–	–
Selling, general and administrative expense	236	–	–

	276	–	–

Total non-operating charges included in operating expenses	$7,846	$5,954	$4,328

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

Consolidated Adjusted EBITDA is calculated by excluding the effect of non-operational items and the impact of divested operations from the calculation of Consolidated EBITDA. Management believes that this measure provides additional relevant and useful information to investors and other users of our financial data in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management’s evaluation of business performance. See “Other Items” for additional details regarding these non-operational items and the impact of divested operations.

Operating expenses include pension and benefit related charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment has been recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

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

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Consolidated Operating Income	$13,160	$12,880	$14,645
Add Depreciation and amortization expense	16,460	16,496	16,405

Consolidated EBITDA	29,620	29,376	31,050
Add Non-operating charges included in operating expenses(1)	7,846	5,954	4,226
Add Deferred revenue adjustment	–	–	268
Less Impact of divested operations(1)	–	–	(1,168)

Consolidated Adjusted EBITDA	$37,466	$35,330	$34,376

(1)	Excludes non-operating charges included in Depreciation and amortization expense.

The changes in Consolidated Operating Income, Consolidated EBITDA and Consolidated Adjusted EBITDA in the table above were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased $120 million, or 27.0%, in 2012 compared to 2011 and $64 million, or 12.6%, in 2011 compared to 2010 primarily due to lower earnings from operations at Vodafone Omnitel N.V. and, to a lesser extent, the devaluation of the Euro against the U.S. dollar.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Interest income	$57	$68	$92	$(11)	(16.2)%	$(24)	(26.1)%
Foreign exchange gains (losses), net	(1)	(9)	5	8	(88.9)	(14)	nm
Other, net	(1,072)	(73)	(43)	(999)	nm	(30)	69.8

Total	$(1,016)	$(14)	$54	$(1,002)	nm	$(68)	nm

nm – not meaningful

Other income and (expense), net decreased during 2012 compared to 2011 primarily driven by higher fees of $1.1 billion related to the early redemption of debt (see “Other Items”).

Other income and (expense), net decreased during 2011 compared to 2010 primarily driven by higher fees related to the early redemption of debt (see “Other Items”) and foreign exchange losses at our international wireline operations, partially offset by gains on sales of short-term investments.

Interest Expense

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Total interest costs on debt balances	$2,977	$3,269	$3,487	$(292)	(8.9)%	$(218)	(6.3)%
Less Capitalized interest costs	406	442	964	(36)	(8.1)	(522)	(54.1)

Total	$2,571	$2,827	$2,523	$(256)	(9.1)	$304	12.0

Average debt outstanding	$52,949	$55,629	$57,278
Effective interest rate	5.6%	5.9%	6.1%

Total interest costs on debt balances decreased during 2012 compared to 2011 primarily due to a $2.7 billion decrease in average debt (see “Consolidated Financial Condition”) and a lower effective interest rate. Capitalized interest costs were lower in 2012 primarily due to our ongoing deployment of the 4G LTE network.

Total interest costs on debt balances decreased during 2011 compared to 2010 primarily due to a $1.6 billion decrease in average debt (see “Consolidated Financial Condition”) and a lower effective interest rate. Capitalized interest costs were lower in 2011 primarily due to our ongoing deployment of the 4G LTE network.

Provision (Benefit) for Income Taxes

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Provision (Benefit) for income taxes	$(660)	$285	$2,467	$(945)	nm	$(2,182)	(88.4)%
Effective income tax rate	(6.7)%	2.7%	19.4%

nm—not meaningful

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. Our effective income tax rate is significantly lower than the statutory federal income tax rate for all years presented due to the inclusion of income attributable to Vodafone Group Plc.’s (Vodafone) noncontrolling interest in the Verizon Wireless partnership within our income before the provision for income taxes. In 2012, we recorded a tax benefit on income before the provision for income taxes, which resulted in a negative effective income tax rate. In this circumstance, including the income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes resulted in our negative effective tax rate being 300.3 percentage points higher during 2012. In 2011 and 2010, we recorded a tax provision on income before the provision for income taxes and when we include the income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes it resulted in our effective income tax rate being 7.9 percentage points lower during 2011 and 29.8 percentage points lower during 2010.

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension, and benefit charges as well as early debt redemption costs recorded in the current year.

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

Net Income Attributable to Noncontrolling Interest

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Net income attributable to noncontrolling interest	$9,682	$7,794	$7,668	$1,888	24.2%	$126	1.6%

The increases in Net income attributable to noncontrolling interest during 2012 compared to 2011, and 2011 compared to 2010 were due to higher earnings in our Verizon Wireless segment, which has a 45% noncontrolling partnership interest attributable to Vodafone.

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

Segment earnings before interest, taxes, depreciation and amortization (Segment EBITDA), which is presented below, is a non-GAAP measure and does not purport to be an alternative to operating income as a measure of operating performance. Management believes that this measure is useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as it excludes the depreciation and amortization expenses related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Segment EBITDA is calculated by adding back depreciation and amortization expense to segment operating income.

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

Verizon Wireless

Our Verizon Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless. Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%. Verizon Wireless provides wireless communications services across one of the most extensive wireless networks in the United States.

We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid connections represent individual lines of service for which a customer is billed in advance a monthly access charge in return for a monthly network service allowance, and usage beyond the allowances is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless services without a long-term contract or credit verification by paying for all services in advance.

All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues and Selected Operating Statistics

				(dollars in millions, except ARPA)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Retail service	$61,440	$56,660	$53,308	$4,780	8.4%	$3,352	6.3%
Other service	2,293	2,497	2,321	(204)	(8.2)	176	7.6

Service revenue	63,733	59,157	55,629	4,576	7.7	3,528	6.3
Equipment and other	12,135	10,997	7,778	1,138	10.3	3,219	41.4

Total Operating Revenues	$75,868	$70,154	$63,407	$5,714	8.1	$6,747	10.6

Connections (‘000):(1)
Retail connections	98,230	92,167	87,535	6,063	6.6	4,632	5.3
Retail postpaid connections	92,530	87,382	83,125	5,148	5.9	4,257	5.1
Net additions in period (‘000):(2)

Retail connections	5,917	4,624	1,977	1,293	28.0	2,647	nm
Retail postpaid connections	5,024	4,252	2,529	772	18.2	1,723	68.1
Churn Rate:
Retail connections	1.19%	1.26%	1.38%

Retail postpaid connections	0.91%	0.95%	1.02%
Account Statistics:
Retail postpaid ARPA	$144.04	$134.51	$125.75	$9.53	7.1	$8.76	7.0

Retail postpaid accounts (‘000):(1)	35,057	34,561	34,268	496	1.4	293	0.9
Retail postpaid connections per account(1)	2.64	2.53	2.43	0.11	4.3	0.10	4.1

(1)	As of end of period
(2)	Excluding acquisitions and adjustments
nm	– not meaningful

2012 Compared to 2011

The increase in Verizon Wireless’ total operating revenues during 2012 compared to 2011 was the result of growth in both service and equipment and other revenue.

Accounts and Connections

Retail (non-wholesale) postpaid accounts represent retail customers under contract with Verizon Wireless that are directly served and managed by Verizon Wireless and use its branded services. Accounts include single connection plans, family plans, Share Everything plans and corporate accounts. A single account may receive monthly wireless services for a variety of connected devices. Retail connections represent our retail customer device connections. Churn is the rate at which service to a connection is terminated.

Retail connections under an account may include smartphones, basic phones, Home Phone Connect, Home Fusion, tablets, and other Internet devices. We expect to continue to experience retail connection growth based on the strength of our product offerings and network service quality. Retail connection net additions increased during 2012 compared to 2011 primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflect the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Retail Postpaid Connections per Account

Retail postpaid connections per account is calculated by dividing the total number of retail postpaid connections by the average number of retail postpaid accounts in the period. Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices.

Service Revenue

Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of higher priced smartphones. This increased penetration also contributed to the increase in our retail postpaid ARPA (the average revenue per account from retail postpaid accounts).

The increase in retail postpaid ARPA during 2012 compared to 2011 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. During 2012, we experienced a 4.3% increase in retail postpaid connections per account compared to 2011, with smartphones representing 58.1% of our retail postpaid phone base as of December 31, 2012 compared to 43.5% as of December 31, 2011. The increase in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 9.3% of our retail postpaid connection base as of December 31, 2012 compared to 8.1% as of December 31, 2011 primarily due to strong sales of tablets and JetpacksTM.

Other service revenue decreased during 2012 compared to 2011 primarily as a result of a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2012 compared to 2011 primarily due to increases in device upgrade fees, regulatory fees and equipment sales.

2011 Compared to 2010

The increase in Verizon Wireless’ total operating revenue during 2011 compared to 2010 was primarily due to growth in both service and equipment revenue.

Accounts and Connections

Retail connections increased during 2011 compared to 2010 primarily due to an increase in retail postpaid and prepaid connection gross additions as well as ongoing improvements in our retail connection churn rate, both of which we believe were primarily the result of the strength of the devices in our product portfolio, including the Apple iPhone 4 and 4S, and our line-up of 3G and 4G Android and other 4G LTE capable devices, as well as the reliability of our network.

Retail Postpaid Connections per Account

Retail postpaid connections per account increased during 2011 compared to 2010 primarily due to the increased use of tablets and other Internet devices.

Service Revenue

Service revenue increased during 2011 compared to 2010 primarily driven by higher retail postpaid service revenue which increased as a result of an increase in retail postpaid connections of 4.3 million as well as the continued increase in penetration of higher priced smartphones, which also contributed to the increase in our retail postpaid ARPA.

The increase in retail postpaid ARPA for 2011 compared to 2010 was primarily driven by increases in smartphone penetration and in retail postpaid connections per account. The proportion of our retail postpaid phone base utilizing smartphones increased to 43.5% as of December 31, 2011 compared to 28.1% as of December 31, 2010 and retail postpaid connections per account increased by 4.1% during 2011 compared to 2010. The increase in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 8.1% of our retail postpaid connection base as of December 31, 2011 compared to 7.0 % as of December 31, 2010 primarily due to strong sales of Jetpacks.

Other service revenue increased during 2011 compared to 2010 as a result of year-to-date growth in wholesale and other connections, partially offset by a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2011 compared to 2010 due to an increase in the sales volume of smartphones to new and upgrading customers.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Cost of services and sales	$24,490	$24,086	$19,245	$404	1.7%	$4,841	25.2%
Selling, general and administrative expense	21,650	19,579	18,082	2,071	10.6	1,497	8.3
Depreciation and amortization expense	7,960	7,962	7,356	(2)	–	606	8.2

Total Operating Expenses	$54,100	$51,627	$44,683	$2,473	4.8	$6,944	15.5

Cost of Services and Sales

Cost of services and sales increased during 2012 compared to 2011 primarily due to $0.7 billion in higher cost of equipment sales, which was driven by increased sales of higher cost smartphones, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs due to the ongoing deployment of Ethernet backhaul facilities primarily targeted at sites upgrading to 4G LTE and a decrease in the cost of long distance.

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

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher sales commission expense in our indirect channel as well as costs associated with regulatory fees. Indirect sales commission expense increased $1.3 billion during 2012 compared to 2011 primarily as a result of increases in the average commission per unit, as the mix of units continues to shift toward smartphones and more customers activate data services.

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

Depreciation and Amortization Expense

Depreciation and amortization expense was essentially unchanged during 2012 compared to 2011. The increase in depreciation and amortization expense during 2011 compared to 2010 was primarily driven by growth in depreciable assets.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Segment Operating Income	$21,768	$18,527	$18,724	$3,241	17.5%	$(197)	(1.1)%
Add Depreciation and amortization expense	7,960	7,962	7,356	(2)	–	606	8.2

Segment EBITDA	$29,728	$26,489	$26,080	$3,239	12.2	$409	1.6

Segment operating income margin	28.7%	26.4%	29.5%
Segment EBITDA service margin	46.6%	44.8%	46.9%

The changes in the table above during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Non-recurring or non-operational items excluded from Verizon Wireless’ Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Merger integration and acquisition related charges	$–	$–	$867
Severance, pension and benefit charges	37	76	–
Impact of divested operations	–	–	(348)
Deferred revenue adjustment	–	–	235

	$37	$76	$754

Wireline

The Wireline segment provides communications products and services including local exchange and long distance voice service, broadband video and data, IP network services, network access and other services to consumers, small businesses and carriers in the United States, as well as to businesses and government customers both in the United States and in over 150 other countries around the world.

Reclassifications have been made to reflect comparable operating results for the spin-off of the operations included in the Frontier transaction, which we owned through June 30, 2010 (see “Acquisitions and Divestitures”).

Operating Revenues and Selected Operating Statistics

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Consumer retail	$14,043	$13,606	$13,419	$437	3.2%	$187	1.4%
Small business	2,659	2,731	2,837	(72)	(2.6)	(106)	(3.7)

Mass Markets	16,702	16,337	16,256	365	2.2	81	0.5
Strategic services	8,052	7,575	6,594	477	6.3	981	14.9
Core	7,247	8,047	8,722	(800)	(9.9)	(675)	(7.7)

Global Enterprise	15,299	15,622	15,316	(323)	(2.1)	306	2.0
Global Wholesale	7,240	7,973	8,746	(733)	(9.2)	(773)	(8.8)
Other	539	750	909	(211)	(28.1)	(159)	(17.5)

Total Operating Revenues	$39,780	$40,682	$41,227	$(902)	(2.2)	$(545)	(1.3)

Connections (‘000):(1)
Total voice connections	22,503	24,137	26,001	(1,634)	(6.8)	(1,864)	(7.2)

Total Broadband connections	8,795	8,670	8,392	125	1.4	278	3.3
FiOS Internet subscribers	5,424	4,817	4,082	607	12.6	735	18.0
FiOS Video subscribers	4,726	4,173	3,472	553	13.3	701	20.2

(1) As of end of period

Wireline’s revenues decreased during 2012 compared to 2011 primarily driven by declines in Global Wholesale, Global Enterprise Core and Other revenues, partially offset by higher revenues in Consumer retail driven by FiOS services and higher revenues from Strategic services.

Mass Markets

Mass Markets operations provide local exchange (basic service and end-user access) and long distance (including regional toll) voice services, as well as broadband services (including high-speed Internet, FiOS Internet and FiOS Video) to Consumer retail and Small business subscribers.

2012 Compared to 2011

Mass Markets revenues increased during 2012 compared to 2011 primarily due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

We have continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas during 2012. Also contributing to the increase in revenue from FiOS services were changes in our pricing strategy adopted in 2012. As of December 31, 2012, we achieved penetration rates of 37.3% and 33.3% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, at December 31, 2011.

Mass Markets revenues were negatively impacted by the decline of local exchange revenues primarily due to a 6.1% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, VoIP, broadband and cable services. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. There was also a decline in Small business retail voice connections, primarily reflecting challenging economic conditions, competition and a shift to both IP and high-speed circuits.

2011 Compared to 2010

Mass Markets revenues increased slightly during 2011 compared to 2010 primarily due to the expansion of consumer and small business FiOS services (Voice, Internet, Video), partially offset by the continued decline of local exchange revenues.

As we continued to expand the number of premises eligible to order FiOS services and our sales and marketing efforts to attract new FiOS subscribers, we continued to grow our subscriber base and consistently improved penetration rates within our FiOS service areas. Our pricing strategy allows us to provide competitive offerings to our customers and potential customers. As of December 31, 2011, we achieved penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 31.9% and 28.0% for FiOS Internet and FiOS Video, respectively, at December 31, 2010.

Mass Markets revenues were negatively impacted by the decline of local exchange revenues primarily due to a 7.2% decline in total voice connections, which resulted primarily from competition and technology substitution. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. The majority of the decline in total voice connections was sustained in the residential retail market, which experienced a 7.3% voice connection loss primarily due to substituting traditional landline services with wireless, VoIP, broadband and cable services. There was also a 5.3% decline in small business retail voice connections, primarily reflecting challenging economic conditions, competition and a shift to both IP and high-speed circuits.

Global Enterprise

Global Enterprise offers Strategic services including network products and solutions, advanced communications services, and other core communications services to medium and large business customers, multinational corporations and state and federal government customers.

2012 Compared to 2011

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. Core services, which consist of traditional circuit-based services such as frame relay, private line and Asynchronous Transfer Mode (ATM) services, declined compared to the similar period last year as our customer base continued to migrate to next generation IP services. The decline in customer premise equipment revenues reflects our focus on improving margins by continuing to de-emphasize sales of equipment that is not part of an overall enterprise solutions bundle. This decrease was partially offset by higher Strategic services revenues. Strategic services revenues increased $0.5 billion, or 6.3% during 2012 compared to 2011 primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

2011 Compared to 2010

Global Enterprise Core and Other revenues increased during 2011 compared to 2010 primarily driven by higher Strategic services revenues, in part due to the inclusion of the revenues of Terremark, partially offset by lower local services and traditional circuit-based revenues and decreased revenues from the sale of customer premise equipment. Strategic services revenues increased $1.0 billion, or 15.2%, during 2011 compared to 2010 primarily due to growth in advanced services. Traditional circuit-based services declined compared to the similar period last year as our customer base continues to migrate to next generation IP services. The decline in customer premise equipment revenues reflects our focus on improving margins by de-emphasizing sales of equipment that is not a part of an overall enterprise solutions bundle.

Global Wholesale

Global Wholesale provides communications services including data, voice and local dial tone and broadband services primarily to local, long distance and other carriers that use our facilities to provide services to their customers.

2012 Compared to 2011

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a 5.3% decline in domestic wholesale connections. The traditional voice product reductions are primarily due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution. Also contributing to the decline in voice revenues is the elimination of low margin international products and the continuing contraction of market rates due to competition. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers. As a result of the customer upgrades, the number of core data circuits experienced a 9.6% decline compared to the similar periods in 2011. We expect Global Wholesale revenue to continue to decline approximately 10% per quarter compared to the similar periods in the prior year, as we believe that the continued decline in core products will only be partially offset by growth in Ethernet and IP services.

2011 Compared to 2010

The decrease in Global Wholesale revenues during 2011 compared to 2010 was primarily due to a $0.4 billion decline in international voice revenues as a result of decreased MOUs in traditional voice products as a result of increases in voice termination pricing on certain international routes, which negatively impacted volume, and continued rate compression due to competition in the marketplace. Switched access and interexchange wholesale MOUs declined primarily as a result of wireless substitution and connection losses. Domestic wholesale connections as of December 31, 2011 declined 8.3% from December 31, 2010 due to the continued impact of competitors deemphasizing their local market initiatives coupled with the impact of technology substitution. Voice and local loop services declined during 2011 compared to 2010. Partially offsetting the overall decrease in Global Wholesale revenue was a continuing demand for high-speed digital data services primarily due to fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities. As a result of the upgrading customers, the number of DS1/DS3 circuits experienced a 9.5% decline compared to the similar period in 2010.

Other

Other revenues include such services as local exchange and long distance services from former MCI mass market customers and operator services. The decrease in revenues from other services during 2012 and 2011 was primarily due to reduced volumes, including former MCI mass market customer losses.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Cost of services and sales	$22,413	$22,158	$22,618	$255	1.2%	$(460)	(2.0)%
Selling, general and administrative expense	8,883	9,107	9,372	(224)	(2.5)	(265)	(2.8)
Depreciation and amortization expense	8,424	8,458	8,469	(34)	(0.4)	(11)	(0.1)

Total Operating Expenses	$39,720	$39,723	$40,459	$(3)	–	$(736)	(1.8)

Cost of Services and Sales

Cost of services and sales increased during 2012 compared to 2011, primarily due to higher content costs associated with continued FiOS subscriber growth and vendor rate increases and increased expenses related to our cloud and data center offerings. Cost of services and sales was also impacted by higher costs related to FiOS installation, as well as higher repair and maintenance expenses caused by storm-related events in 2012 compared to 2011. The increases were partially offset by a decline in access costs primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes. Costs related to customer premise equipment also decreased, which reflects our focus on improving margins by de-emphasizing sales of equipment that are not part of an overall enterprise solutions bundle.

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

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2012 compared to 2011 primarily due to lower allocations related to centralized administrative functions, and to a lesser extent, lower property and transaction tax expenses and employee costs.

Selling, general and administrative expense decreased during 2011 compared to 2010 primarily due to lower pension and other postretirement benefits and compensation expense, partially offset by higher costs caused by storm-related events in the third quarter of 2011, as well as the acquisition of Terremark in the second quarter of 2011.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2012 compared to 2011 due to a decrease in net depreciable assets. The decrease was partially offset by an increase in amortization expense related to non-network software.

Depreciation and amortization expense was effectively flat during 2011 compared to 2010 primarily due to a decrease in amortization expense as a result of a reduction in capitalized non-network software, partially offset by an increase in depreciation expense primarily due to the acquisition of Terremark in the second quarter of 2011.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2012	2011	2010	2012 vs. 2011		2011 vs. 2010
Segment Operating Income	$60	$959	$768	$(899)	(93.7)%	$191	24.9%
Add Depreciation and amortization expense	8,424	8,458	8,469	(34)	(0.4)	(11)	(0.1)

Segment EBITDA	$8,484	$9,417	$9,237	$(933)	(9.9)	$180	1.9

Segment operating income margin	0.2%	2.4%	1.9%
Segment EBITDA margin	21.3%	23.1%	22.4%

The changes in Wireline’s Operating income, Segment EBITDA and Segment EBITDA margin during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses above.

Non-recurring or non-operational items excluded from Wireline’s Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Severance, pension and benefit charges	$–	$–	$2,237
Access line spin-off related charges	–	–	79
Impact of divested operations	–	–	(408)
Other costs	56	–	–

	$56	$–	$1,908

Other Items

Severance, Pension and Benefit Charges

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities (see “Employee Benefit Plan Funded Status and Contributions”), as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

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

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the severance, pension and benefit charges presented above.

Early Debt Redemption and Other Costs

During November 2012, we recorded debt redemption costs of $0.8 billion in connection with the purchase of $0.9 billion of the $1.25 billion of 8.95% Verizon Communications Notes due 2039 in a cash tender offer.

During December 2012, we recorded debt redemption costs of $0.3 billion in connection with the early redemption of $0.7 billion of the $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 and $0.75 billion of 4.35% Verizon Communications Notes due February 2013, as well as $0.3 billion of other costs.

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

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the early debt redemption and other costs presented above.

Litigation Settlements

In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the next six years an additional $0.2 billion.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the litigation settlement costs presented above.

Merger Integration Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges were primarily due to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the merger integration charges presented above.

Dispositions

Access Line-Spin-off Related Charges

During 2010, we recorded pre-tax charges of $0.5 billion, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction; professional advisory and legal fees in connection with this transaction; and fees related to the early extinguishment of debt from the use of proceeds from the transaction (see “Acquisitions and Divestitures”).

Alltel Divestiture Markets

During the second quarter of 2010, we recorded a tax charge of approximately $0.2 billion for the taxable gain associated with the Alltel Divestiture Markets (see “Acquisitions and Divestitures”).

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the access line spin-off and Alltel Divestiture Markets charges presented above.

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

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the Medicare Part D subsidy charges presented above.

Deferred Revenue Charges

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion in 2010, primarily to adjust wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income attributable to Verizon by approximately $0.1 billion.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the deferred revenue charges presented above.

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Cash Flows Provided By (Used In)
Operating activities	$31,486	$29,780	$33,363
Investing activities	(20,502)	(17,250)	(15,054)
Financing activities	(21,253)	(5,836)	(13,650)

Increase (Decrease) In Cash and Cash Equivalents	$(10,269)	$6,694	$4,659

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

On February 7, 2012, we filed a new shelf registration statement for the issuance of debt or equity securities with an aggregate offering price of up to $10 billion. In connection with this filing, the previous shelf registration statement was terminated. As of December 31, 2012, the shelf registration had an aggregate offering price of up to $5.5 billion. We may also issue short-term debt through an active commercial paper program and have a $6.2 billion credit facility to support such commercial paper issuances.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations, primarily from Verizon Wireless. Net cash provided by operating activities during 2012 increased by $1.7 billion compared to 2011 primarily due to higher consolidated earnings, as well as improved working capital levels, due to timing differences, partially offset by an increase in pension contributions. Net cash provided by operating activities during 2012 and 2011 included net distributions received from Vodafone Omnitel of $0.3 billion and $0.4 billion, respectively.

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

Capital expenditures, including capitalized software, were as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010

Verizon Wireless	$8,857	$8,973	$8,438
Wireline	6,342	6,399	7,269
Other	976	872	751

	$16,175	$16,244	$16,458

Total as a percentage of revenue	14.0%	14.7%	15.4%

Capital expenditures declined slightly at Verizon Wireless in 2012 compared to 2011 due to the decreased investment in the capacity of our wireless EV-DO network, partially offset by the increased build-out of our 4G LTE network. Capital expenditures declined slightly at Wireline due to lower legacy spending requirements.

The increase in capital expenditures at Verizon Wireless during 2011 was primarily due to the increased investment in the capacity of our wireless EV-DO network, as well as the build-out of our 4G LTE network. The decrease in capital expenditures at Wireline during 2011 was primarily due to capital expenditures in 2010 related to the local exchange business and related activities that were spun off to Frontier, as well as lower capital expenditures related to the build-out of FiOS.

Acquisitions

During 2012, 2011 and 2010, we invested $3.9 billion, $0.2 billion and $0.8 billion, respectively, in acquisitions of wireless licenses, net. During 2012, 2011 and 2010, we also invested $0.9 billion, $1.8 billion and $0.7 billion, respectively, in acquisitions of investments and businesses, net of cash acquired.

•

During 2012, we paid approximately $3.9 billion net to acquire wireless licenses primarily to meet future LTE capacity needs and enable LTE expansion. Additionally, during 2012, we acquired HUGHES Telematics, a provider of telematics services, for $0.6 billion. See “Acquisitions and Divestitures” for additional details.

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

Dispositions

During 2012, we received cash consideration that was not significant related to the sale of some of our 700 MHz lower A and B block spectrum licenses. We acquired these licenses as part of FCC Auction 73 in 2008.

During 2010, we received cash proceeds of $2.6 billion in connection with the sale of the Alltel Divestiture Markets (see “Acquisitions and Divestitures”).

Other, net

During 2011, Other, net primarily included proceeds related to the sales of long-term investments, which were not significant to our consolidated statements of income.

Cash Flows Used In Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. During 2012, 2011 and 2010, net cash used in financing activities was $21.3 billion, $5.8 billion and $13.7 billion, respectively.

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid. In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased and $0.35 billion principal amount of the notes remains outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes at varying maturities resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The net proceeds were used for general corporate purposes, for the Tender Offer, and to redeem $0.7 billion of $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A due 2013 and $0.75 billion of 4.35% Verizon Communications Notes due 2013.

In addition, during 2012, various fixed rate notes totaling approximately $0.2 billion were repaid and any accrued and unpaid interest was paid to the date of payment.

See “Other Items” regarding the early debt redemption costs incurred in connection with the aforementioned repurchases and redemptions.

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

During November 2011, we issued $4.6 billion aggregate principal amount of fixed rate notes at varying maturities resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. During November 2011, the net proceeds were used to redeem $1.6 billion aggregate principal amount of Verizon Communications notes and $1.9 billion aggregate principal amount of telephone subsidiary debt. The remaining net proceeds were used for the repayment of commercial paper and other general corporate purposes. See “Other Items” regarding the early debt redemption costs incurred in connection with the aforementioned redemptions.

During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes, and the related cross currency swap was settled. During May 2011, $4.0 billion Verizon Wireless two-year fixed and floating rate notes matured and were repaid.

2010

During 2010, Verizon received approximately $3.1 billion in cash in connection with the completion of the spin-off and merger of Spinco (see “Acquisitions and Divestitures”). This special cash payment was subsequently used to redeem $2.0 billion of 7.25% Verizon Communications Notes due December 2010 at a redemption price of 102.7% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption, as well as other short-term borrowings. During 2010, $0.3 billion of 6.125% and $0.2 billion of 8.625% Verizon New York Inc. Debentures, $0.2 billion of 6.375% Verizon North Inc. Debentures and $0.2 billion of 6.3% Verizon Northwest Inc. Debentures matured and were repaid. In addition, during 2010 Verizon repaid $0.2 billion of floating rate vendor financing debt.

In 2010, Verizon Wireless exercised its right to redeem the outstanding $1.0 billion of aggregate floating rate notes due June 2011 at a redemption price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the date of redemption. In addition, during 2010, Verizon Wireless repaid the remaining $4.0 billion of borrowings that were outstanding under a $4.4 billion Three-Year Term Loan Facility Agreement with a maturity date of September 2011 (Three-Year Term Loan Facility). As there were no borrowings outstanding under this facility, it was cancelled.

Special Distributions

In November 2012, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

Other, net

The change in Other, net financing activities during 2012 compared to the prior year was primarily driven by higher distributions to Vodafone, which owns a 45% noncontrolling interest in Verizon Wireless and higher early debt redemption costs (see “Other Items”). The change in Other, net financing activities during 2011 compared to 2010 was primarily driven by lower distributions to Vodafone.

Dividends

The Verizon Board of Directors determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2012, the Board increased our quarterly dividend payment 3.0% to $.515 per share from $.50 per share in the same period of 2011. This is the sixth consecutive year that Verizon’s Board of Directors has approved a quarterly dividend increase. During the third quarter of 2011, the Board increased our quarterly dividend payment 2.6% to $.50 per share from $.4875 per share in the same period of 2010. During the third quarter of 2010, the Board increased our quarterly dividend payment 2.6% to $.4875 per share from $.475 per share in the same period of 2009.

During 2012, we paid $5.2 billion in dividends compared to $5.6 billion in 2011 and $5.4 billion in 2010. As in prior periods, dividend payments were a significant use of capital resources. While the dividends declared per common share increased, the total amount of cash dividends paid decreased during 2012 compared with 2011 as a portion of the dividends was satisfied through the issuance of common shares from Treasury stock, as noted below (see “Common Stock”).

Credit Facility

As of December 31, 2012, the unused borrowing capacity under a $6.2 billion three-year credit facility with a group of major financial institutions was approximately $6.1 billion. On August 13, 2012, we amended our credit facility primarily to reduce fees and borrowing costs and extend the maturity date to August 12, 2016. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

Net Debt and the Net Debt to Consolidated Adjusted EBITDA ratio are non-GAAP financial measures that management believes are useful to investors and other users of our financial information in evaluating Verizon’s leverage. Net Debt is calculated by subtracting cash and cash equivalents from the sum of debt maturing within one year and long-term debt. For purposes of the Net Debt to Adjusted EBITDA Ratio, Adjusted EBITDA (See “Consolidated Results of Operations”) is calculated for the last 12 months. Management believes this presentation assists investors in understanding trends that are indicative of future operating results given the non-operational or non-recurring nature of the items excluded from the calculation.

Verizon’s ratio of net debt to Consolidated Adjusted EBITDA was 1.3x at December 31, 2012 and 1.2x at December 31, 2011. Consolidated Adjusted EBITDA excludes the effects of non-operational items (see “Other Items”).

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion. On February 3, 2011, the Board of Directors replaced the previously authorized share buyback program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2014. The Board also determined that no additional shares were to be purchased under the prior program. Through February 15, 2013, we purchased approximately 3.50 million shares under this authorization.

There were no repurchases of common stock during 2012, 2011 or 2010.

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

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2012 totaled $3.1 billion, a $10.3 billion decrease compared to Cash and cash equivalents at December 31, 2011 for the reasons discussed above. Our Cash and cash equivalents at December 31, 2011 totaled $13.4 billion, a $6.7 billion increase compared to Cash and cash equivalents at December 31, 2010 for the reasons discussed above.

As of December 31, 2012, Verizon Wireless cash and cash equivalents and debt outstanding totaled $0.8 billion and $10.1 billion, respectively.

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

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Net cash provided by operating activities	$31,486	$29,780	$33,363
Less Capital expenditures (including capitalized software)	16,175	16,244	16,458

Free cash flow	$15,311	$13,536	$16,905

The changes in free cash flow during 2012, 2011 and 2010 were a result of the factors described in connection with net cash provided by operating activities and capital expenditures above.

Employee Benefit Plan Funded Status and Contributions

Pension Annuitization

On October 17, 2012, we, along with our subsidiary Verizon Investment Management Corp., and Fiduciary Counselors Inc., as independent fiduciary of the Verizon Management Pension Plan (the Plan), entered into a definitive purchase agreement with The Prudential Insurance Company of America (Prudential) and Prudential Financial, Inc., pursuant to which the Plan would purchase a single premium group annuity contract from Prudential.

On December 10, 2012, upon issuance of the group annuity contract by Prudential, Prudential irrevocably assumed the obligation to make future annuity payments to approximately 41,000 Verizon management retirees who began receiving pension payments from the Plan prior to January 1, 2010. The amount of each retiree’s annuity payment equals the amount of such individual’s pension benefit. In addition, the group annuity contract is intended to replicate the same rights to future payments, such as survivor benefits, that are currently offered by the Plan.

We contributed approximately $2.6 billion to the Plan between September 1, 2012 and December 31, 2012 in connection with the transaction so that the Plan’s funding percentage would not decrease as a result of the transaction.

Employer Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2012 and 2011, we contributed $0.9 billion and $0.4 billion, respectively, to our qualified pension plans, excluding the pension annuitization discussed above. During 2010, contributions to our qualified pension plans were not significant. We also contributed $0.2 billion, $0.1 billion and $0.1 billion to our nonqualified pension plans in 2012, 2011 and 2010, respectively.

In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have shifted our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Based on the revised strategy and the funded status of the plans at December 31, 2012, we expect the minimum required qualified pension plan contribution in 2013 to be immaterial. Nonqualified pension contributions are estimated to be approximately $0.1 billion in 2013.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.5 billion, $1.4 billion and $1.2 billion to our other postretirement benefit plans in 2012, 2011 and 2010, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.5 billion in 2013.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 38 years as of December 31, 2012. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2012. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$51,189	$3,805	$8,906	$5,417	$33,061
Capital lease obligations(2)	298	64	91	71	72

Total long-term debt, including current maturities	51,487	3,869	8,997	5,488	33,133
Interest on long-term debt(1)	32,761	2,780	4,818	4,321	20,842
Operating leases(2)	11,841	2,038	3,412	2,272	4,119
Purchase obligations (3)	41,768	29,645	7,503	4,162	458
Income tax audit settlements(4)	52	–	52	–	–
Other long-term liabilities(5)	3,921	1,663	2,258	–	–

Total contractual obligations	$141,830	$39,995	$27,040	$16,243	$58,552

(1)	Items included in long-term debt with variable coupon rates are described in Note 8 to the consolidated financial statements.

(2)	See Note 7 to the consolidated financial statements.

(3)

The purchase obligations reflected above are primarily commitments to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. We also purchase products and services as needed with no firm commitment. For this reason, the amounts presented in this table alone do not provide a reliable indicator of our expected future cash outflows or changes in our expected cash position (see Note 16 to the consolidated financial statements).

(4)

We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $2.9 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 12 to the consolidated financial statements).

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

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2012, $4.3 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2012, $1.7 billion principal amount of these obligations remain outstanding (see Note 8 to the consolidated financial statements).

As of December 31, 2012 letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding (see Note 16 to the consolidated financial statements).

Market Risk

We are exposed to various types of market risk in the normal course of business, including the impact of interest rate changes, foreign currency exchange rate fluctuations, changes in investment, equity and commodity prices and changes in corporate tax rates. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate swap agreements, commodity swap and forward agreements and interest rate locks. We do not hold derivatives for trading purposes.

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

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2012, substantially all of the aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, that is not material. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2012 and 2011. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

	(dollars in millions)
At December 31, 2012	Fair Value	Fair Value assuming + 100 basis point shift	Fair Value assuming - 100 basis point shift
Long-term debt and related derivatives	$61,045	$56,929	$65,747

At December 31, 2011
Long-term debt and related derivatives	$61,870	$58,117	$66,326

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on the London Interbank Offered Rate, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. At December 31, 2012 the fair value of these interest rate swaps was not material, and at December 31, 2011, the fair value was $0.6 billion, primarily included in Other assets and Long-term debt. As of December 31, 2012, the total notional amount of these interest rate swaps was $1.3 billion. During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments will be recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive income in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2012, our primary translation exposure was to the British Pound Sterling, the Euro, the Indian Rupee, the Australian Dollar and the Japanese Yen.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2012 or December 31, 2011. During 2012 and 2011 the gains and losses with respect to these swaps were not material.

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

Wireless Licenses

The carrying value of our wireless licenses was approximately $77.7 billion as of December 31, 2012. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. Our impairment test consists of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge is recognized. Our annual impairment tests for 2012, 2011 and 2010 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

We estimate the fair value of our wireless licenses using a direct income based valuation approach. This approach uses a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result we are required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We consider current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represents our estimate of the weighted-average cost of capital (or expected return, “WACC”) that a marketplace participant would require as of the valuation date. We develop the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporates our estimate of the expected return a marketplace participant would require as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represents our estimate of the marketplace’s long-term growth rate.

Goodwill

At December 31, 2012, the balance of our goodwill was approximately $24.1 billion, of which $18.2 billion was in our Verizon Wireless segment and $5.9 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Verizon Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Verizon Wireless significantly exceeded its carrying value and the fair value of Wireline exceeded its carrying value. Accordingly, our annual impairment tests for 2012, 2011 and 2010 did not result in an impairment.

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

•

We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2012, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2012 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2012*
Pension plans discount rate	+0.50	$(1,350)
	-0.50	1,504

Rate of return on pension plan assets	+1.00	(239)
	-1.00	239

Postretirement plans discount rate	+0.50	(1,678)
	-0.50	1,886

Rate of return on postretirement plan assets	+1.00	(24)
	-1.00	24

Health care trend rates	+1.00	3,251
	-1.00	(2,669)

*

In determining its pension and other postretirement obligation, the Company used a weighted-average discount rate of 4.20%. The rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2012. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.3 billion par outstanding).

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

•

Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. We depreciate plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment would result in a decrease to our 2012 depreciation expense of $1.5 billion and that a one-year decrease would result in an increase of approximately $1.8 billion in our 2012 depreciation expense.

Recent Accounting Standards

In July 2012, the accounting standard update regarding testing of intangible assets for impairment was issued. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. We will adopt this standard update during the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In February 2013, the accounting standard update regarding reclassifications out of accumulated other comprehensive income was issued. This standard update requires companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in our consolidated statements of income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. We will adopt this standard in the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

Acquisitions and Divestitures

Spectrum Licenses

During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional fourth-generation (4G) Long Term Evolution (LTE) capacity:

•

Verizon Wireless acquired AWS spectrum in separate transactions with SpectrumCo and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo’s members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.

•

Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile. As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

HUGHES Telematics, Inc.

On June 1, 2012, we agreed to acquire HUGHES Telematics for approximately $12 per share in cash for a total acquisition price of $0.6 billion and we completed the acquisition on July 26, 2012. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics’ operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new HUGHES Telematics and Verizon customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

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

FCC Regulation

The FCC has jurisdiction over our interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act). The Communications Act generally provides that we may not charge unjust or unreasonable rates, or engage in unreasonable discrimination when we are providing services as a common carrier, and regulates some of the rates, terms and conditions under which we provide certain services. The FCC also has adopted regulations governing various aspects of our business including: (i) use and disclosure of customer proprietary network information; (ii) telemarketing; (iii) assignment of telephone numbers to customers; (iv) provision to law enforcement agencies of the capability to obtain call-identifying information and call content information from calls pursuant to lawful process; (v) accessibility of services and equipment to individuals with disabilities; (vi) interconnection with the networks of other carriers; and (vii) customers’ ability to keep (or “port”) their telephone numbers when switching to another carrier. In addition, we pay various fees to support other FCC programs, such as the universal service program discussed below. Changes to these mandates, or the adoption of additional mandates, could require us to make changes to our operations or otherwise increase our costs of compliance.

Broadband

The FCC previously adopted a series of orders that impose lesser regulatory requirements on broadband services and facilities than apply to narrowband or traditional telephone services. With respect to wireline facilities, the FCC determined that certain unbundling requirements that apply to narrowband facilities of local exchange carriers do not apply to broadband facilities such as fiber to the premise loops and packet switches. With respect to services, the FCC concluded that both wireline and wireless broadband Internet access services qualify as largely deregulated information services. Separately, certain of our wireline broadband services sold primarily to larger business customers were largely deregulated when our forbearance petition was granted. The latter relief has been upheld on appeal, but is subject to a continuing challenge before the FCC.

In December of 2010, the FCC adopted so-called “net neutrality” rules governing broadband Internet access services that it describes as intended to preserve the openness of the Internet. These rules, which took effect in November 2011 and are subject to a pending appeal, require providers of broadband Internet access to publicly disclose information relating to the performance and terms of its services. For “fixed” services, the rules prohibit blocking lawful content, applications, services or non-harmful devices. The rules also prohibit unreasonable discrimination in transmitting lawful traffic over a consumer’s fixed broadband Internet access service. For “mobile” services, the rules prohibit blocking access to lawful websites or blocking applications that compete with the provider’s voice or video telephony services. The restrictions are subject to “reasonable network management.” The rules also establish a complaint process, and state that the FCC will continue to monitor developments to determine whether to impose further regulations.

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

The FCC has also imposed specific mandates on carriers that operate wireless communications systems, which increase Verizon Wireless’ costs. These mandates include requirements that Verizon Wireless: (i) meet specific construction and geographic coverage requirements during the license term; (ii) meet technical operating standards that, among other things, limit the radio frequency radiation from mobile devices and antennas; (iii) deploy “Enhanced 911” wireless services that provide the wireless caller’s number, location and other information to a state or local public safety agency that handles 911 calls; (iv) provide roaming services to other wireless service providers; and (v) comply with regulations for the construction of transmitters and towers that, among other things, restrict siting of towers in environmentally sensitive locations and in places where the towers would affect a site listed or eligible for listing on the National Register of Historic Places. Changes to these mandates could require Verizon Wireless to make changes to operations or increase its costs of compliance. In its November 4, 2008 order approving Verizon Wireless’ acquisition of Alltel, the FCC adopted conditions that impose additional requirements on Verizon Wireless in its provision of Enhanced 911 services and roaming services. Subsequently, in its August 23, 2012 order approving Verizon Wireless’ acquisition of various spectrum licenses from several cable companies and wireless carriers, the FCC adopted conditions obligating Verizon Wireless to meet specified buildout milestones for the acquired spectrum and to offer data roaming arrangements.

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

The FCC is also conducting several proceedings to explore making additional spectrum available for licensed and/or unlicensed use or restricting spectrum holdings. Most recently, on September 28, 2012, pursuant to legislation that Congress enacted in February 2012, the FCC began a proceeding to consider making available certain spectrum currently used for television broadcast operations. On that day it also began a proceeding to consider whether to limit the aggregate amount of spectrum any one licensee could acquire or otherwise regulate licensees’ spectrum holdings.

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

The following important factors, along with those discussed elsewhere in this report could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	adverse conditions in the U.S. and international economies;

•	competition in our markets;

•	material changes in available technology or technology substitution;

•	disruption of our key suppliers’ provisioning of products or services;

•	changes in the regulatory environments in which we operate, including any increase in restrictions on our ability to operate our networks;

•	breaches of network or information technology security, natural disasters, terrorist attacks or significant litigation and any resulting financial impact not covered by insurance;

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

•	material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact;

•	significant increases in benefit plan costs or lower investments returns on plan assets; and

•	the inability to implement our business strategies.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2012. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2012. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

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
Robert J. Barish
Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries’ (Verizon) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2012 of Verizon and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 26, 2013

Report of Independent Registered Public Accounting Firm on Financial Statements

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 26, 2013

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2012	2011	2010
Operating Revenues	$115,846	$110,875	$106,565

Operating Expenses
Cost of services and sales (exclusive of items shown below)	46,275	45,875	44,149
Selling, general and administrative expense	39,951	35,624	31,366
Depreciation and amortization expense	16,460	16,496	16,405

Total Operating Expenses	102,686	97,995	91,920

Operating Income	13,160	12,880	14,645
Equity in earnings of unconsolidated businesses	324	444	508
Other income and (expense), net	(1,016)	(14)	54
Interest expense	(2,571)	(2,827)	(2,523)

Income Before (Provision) Benefit For Income Taxes	9,897	10,483	12,684
(Provision) Benefit for income taxes	660	(285)	(2,467)

Net Income	$10,557	$10,198	$10,217

Net income attributable to noncontrolling interest	$9,682	$7,794	$7,668
Net income attributable to Verizon	875	2,404	2,549

Net Income	$10,557	$10,198	$10,217

Basic Earnings Per Common Share
Net income attributable to Verizon	$.31	$.85	$.90
Weighted-average shares outstanding (in millions)	2,853	2,833	2,830

Diluted Earnings Per Common Share
Net income attributable to Verizon	$.31	$.85	$.90
Weighted-average shares outstanding (in millions)	2,862	2,839	2,833

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Net Income	$10,557	$10,198	$10,217

Other Comprehensive Income, net of taxes
Foreign currency translation adjustments	69	(119)	(171)
Unrealized gain (loss) on cash flow hedges	(68)	30	89
Unrealized gain (loss) on marketable securities	29	(7)	29
Defined benefit pension and postretirement plans	936	316	2,451

Other comprehensive income attributable to Verizon	966	220	2,398
Other comprehensive income (loss) attributable to noncontrolling interest	10	1	(35)

Total Comprehensive Income	$11,533	$10,419	$12,580

Comprehensive income attributable to noncontrolling interest	9,692	7,795	7,633
Comprehensive income attributable to Verizon	1,841	2,624	4,947

Total Comprehensive Income	$11,533	$10,419	$12,580

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
At December 31,	2012	2011
Assets
Current assets
Cash and cash equivalents	$3,093	$13,362
Short-term investments	470	592
Accounts receivable, net of allowances of $641 and $802	12,576	11,776
Inventories	1,075	940
Prepaid expenses and other	4,021	4,269

Total current assets	21,235	30,939

Plant, property and equipment	209,575	215,626
Less accumulated depreciation	120,933	127,192

	88,642	88,434

Investments in unconsolidated businesses	3,401	3,448
Wireless licenses	77,744	73,250
Goodwill	24,139	23,357
Other intangible assets, net	5,933	5,878
Other assets	4,128	5,155

Total assets	$225,222	$230,461

Liabilities and Equity
Current liabilities
Debt maturing within one year	$4,369	$4,849
Accounts payable and accrued liabilities	16,182	14,689
Other	6,405	11,223

Total current liabilities	26,956	30,761

Long-term debt	47,618	50,303
Employee benefit obligations	34,346	32,957
Deferred income taxes	24,677	25,060
Other liabilities	6,092	5,472

Equity
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	297	297
Contributed capital	37,990	37,919
Reinvested earnings (Accumulated deficit)	(3,734)	1,179
Accumulated other comprehensive income	2,235	1,269
Common stock in treasury, at cost	(4,071)	(5,002)
Deferred compensation – employee stock ownership plans and other	440	308
Noncontrolling interest	52,376	49,938

Total equity	85,533	85,908

Total liabilities and equity	$225,222	$230,461

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Cash Flows from Operating Activities
Net Income	$10,557	$10,198	$10,217
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	16,460	16,496	16,405
Employee retirement benefits	8,198	7,426	3,988
Deferred income taxes	(952)	(223)	3,233
Provision for uncollectible accounts	972	1,026	1,246
Equity in earnings of unconsolidated businesses, net of dividends received	77	36	2
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses
Accounts receivable	(1,717)	(966)	(859)
Inventories	(136)	208	299
Other assets	306	86	(313)
Accounts payable and accrued liabilities	1,144	(1,607)	1,075
Other, net	(3,423)	(2,900)	(1,930)

Net cash provided by operating activities	31,486	29,780	33,363

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(16,175)	(16,244)	(16,458)
Acquisitions of investments and businesses, net of cash acquired	(913)	(1,797)	(652)
Acquisitions of wireless licenses, net	(3,935)	(221)	(786)
Proceeds from dispositions	–	–	2,594
Net change in short-term investments	27	35	(3)
Other, net	494	977	251

Net cash used in investing activities	(20,502)	(17,250)	(15,054)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	4,489	11,060	–
Repayments of long-term borrowings and capital lease obligations	(6,403)	(11,805)	(8,136)
Increase (decrease) in short-term obligations, excluding current maturities	(1,437)	1,928	(1,097)
Dividends paid	(5,230)	(5,555)	(5,412)
Proceeds from sale of common stock	315	241	–
Proceeds from access line spin-off	–	–	3,083
Special distribution to noncontrolling interest	(8,325)	–	–
Other, net	(4,662)	(1,705)	(2,088)

Net cash used in financing activities	(21,253)	(5,836)	(13,650)

Increase (decrease) in cash and cash equivalents	(10,269)	6,694	4,659
Cash and cash equivalents, beginning of period	13,362	6,668	2,009

Cash and cash equivalents, end of period	$3,093	$13,362	$6,668

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2012		2011		2010
	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	2,967,610	$297	2,967,610	$297	2,967,610	$297

Balance at end of year	2,967,610	297	2,967,610	297	2,967,610	297

Contributed Capital
Balance at beginning of year		37,919		37,922		40,108
Telephone access line spin-off (Note 2)		–		–		(2,184)
Other		71		(3)		(2)

Balance at end of year		37,990		37,919		37,922

Reinvested Earnings (Accumulated Deficit)
Balance at beginning of year		1,179		4,368		7,260
Net income attributable to Verizon		875		2,404		2,549
Dividends declared ($2.03, $1.975, $1.925) per share		(5,788)		(5,593)		(5,441)

Balance at end of year		(3,734)		1,179		4,368

Accumulated Other Comprehensive Income (Loss)
Balance at beginning of year attributable to Verizon		1,269		1,049		(1,372)
Telephone access line spin-off (Note 2)		–		–		23

Adjusted balance at beginning of year		1,269		1,049		(1,349)

Foreign currency translation adjustments		69		(119)		(171)
Unrealized gains (losses) on cash flow hedges		(68)		30		89
Unrealized gains (losses) on marketable securities		29		(7)		29
Defined benefit pension and postretirement plans		936		316		2,451

Other comprehensive income		966		220		2,398

Balance at end of year attributable to Verizon		2,235		1,269		1,049

Treasury Stock
Balance at beginning of year	(133,594)	(5,002)	(140,587)	(5,267)	(131,942)	(5,000)
Employee plans (Note 15)	11,434	433	6,982	265	347	13
Shareowner plans (Note 15)	13,119	498	11	–	8	–
Other (Note 9)	–	–	–	–	(9,000)	(280)

Balance at end of year	(109,041)	(4,071)	(133,594)	(5,002)	(140,587)	(5,267)

Deferred Compensation-ESOPs and Other
Balance at beginning of year		308		200		89
Restricted stock equity grant		196		146		97
Amortization		(64)		(38)		14

Balance at end of year		440		308		200

Noncontrolling Interest
Balance at beginning of year		49,938		48,343		42,761
Net income attributable to noncontrolling interest		9,682		7,794		7,668
Other comprehensive income (loss)		10		1		(35)

Total comprehensive income		9,692		7,795		7,633

Distributions and other		(7,254)		(6,200)		(2,051)

Balance at end of year		52,376		49,938		48,343

Total Equity		$85,533		$85,908		$86,912

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1

Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon or the Company) is a holding company, which acting through its subsidiaries is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. We have two reportable segments, Verizon Wireless and Wireline. For further information concerning our business segments, see Note 13.

Verizon Wireless provides wireless communications services across one of the most extensive wireless networks in the United States (U.S.) and has the largest third-generation (3G) and fourth-generation (4G) Long-Term Evolution technology (LTE) networks of any U.S. wireless service provider.

The Wireline segment provides communications products and services including local exchange and long distance voice service, broadband video and data, IP network services, network access and other services to consumers, small businesses and carriers in the United States, as well as to businesses and government customers both in the United States and in over 150 other countries around the world.

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

Corporate, eliminations and other during the periods presented include a non-cash adjustment of $0.2 billion in 2010, primarily to adjust wireless service revenues. This adjustment was recorded to properly defer previously recognized wireless service revenues that were earned and recognized in future periods. The adjustment was recorded during 2010, which reduced Net income attributable to Verizon by approximately $0.1 billion.

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

On January 1, 2011, we prospectively adopted the accounting standard updates regarding revenue recognition for multiple deliverable arrangements, and arrangements that include software elements. These updates require us to allocate revenue in an arrangement using its best estimate of selling price if neither vendor specific objective evidence (VSOE) nor third party evidence (TPE) of selling price exists.

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

For each of our segments we report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

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

There were a total of approximately 9 million, 6 million and 3 million stock options and restricted stock units outstanding included in the computation of diluted earnings per common share for the years ended December 31, 2012, 2011 and 2010, respectively. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share, because to do so would have been anti-dilutive for the period, were not significant for the year ended December 31, 2012 and included approximately 19 million and 73 million weighted-average shares for the years ended December 31, 2011 and 2010, respectively.

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

Plant and Depreciation

We record plant, property and equipment at cost. Plant, property and equipment of wireline and wireless operations are generally depreciated on a straight-line basis.

Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the remaining term of the related lease, calculated from the time the asset was placed in service.

When the depreciable assets of our wireline and wireless operations are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize and depreciate network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as a reduction in interest expense and depreciated as part of the cost of the network-related assets.

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our local telephone operations, we determined that there were no changes necessary for average useful lives for 2012, 2011, and 2010. In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our wireless operations, we determined that changes were necessary to the remaining estimated useful lives as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in increases in depreciation expense of $0.4 billion and $0.3 billion in 2011 and 2010, respectively. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software that has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Planning, software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 7 years and are included in Other intangible assets, net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs, see “Goodwill and Other Intangible Assets” below. Also, see Note 3 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter. The Company has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, the Company may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is available. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). Renewals of licenses have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We reevaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

We test our wireless licenses for potential impairment annually. We evaluate our licenses on an aggregate basis using a direct value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially complete and the license is ready for its intended use.

Intangible Assets Subject to Amortization and Long-Lived Assets

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their useful lives. All of our intangible assets subject to amortization and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision in their remaining useful lives.

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

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3—No observable pricing inputs in the market

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

Recently Adopted Accounting Standards

During the first quarter of 2012, we adopted the accounting standard update regarding the presentation of comprehensive income. This update was issued to increase the prominence of items reported in other comprehensive income. The update requires that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate, but consecutive statements. In connection with the adoption of this standard our consolidated financial statements include a separate statement of comprehensive income.

During the first quarter of 2012, we adopted the accounting standard update regarding fair value measurement. This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This standard update also changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. The adoption of this standard update did not have a significant impact on our consolidated financial statements.

During the first quarter of 2012, we adopted the accounting standard update regarding testing of goodwill for impairment. This standard update gives companies the option to perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying amount. If an entity determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The Company did not elect to use the qualitative assessment in 2012.

Recent Accounting Standards

In July 2012, the accounting standard update regarding testing of intangible assets for impairment was issued. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. We will adopt this standard update during the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In February 2013, the accounting standard update regarding reclassifications out of accumulated other comprehensive income was issued. This standard update requires companies to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in our consolidated statements of income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. We will adopt this standard in the first quarter of 2013. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

Note 2

Acquisitions and Divestitures

Verizon Wireless

Spectrum Licenses

During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional fourth-generation (4G) Long Term Evolution (LTE) capacity:

•

Verizon Wireless acquired Advanced Wireless Service (AWS) spectrum in separate transactions with SpectrumCo, LLC (SpectrumCo) and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo’s members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.

•

Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA, Inc. (T-Mobile). As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

During 2011, Verizon Wireless entered into commercial agreements, modified in 2012, with affiliates of Comcast Corporation, Time Warner Cable, Bright House Networks and Cox Communications Inc. (the cable companies). Through these agreements, the cable companies and Verizon Wireless became agents to sell certain of one another’s products and services and, over time, the cable companies will have the option, subject to the terms and conditions of the agreements, of selling Verizon Wireless service on a wholesale basis.

During the fourth quarter of 2012, we entered into license exchange agreements with T-Mobile and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain AWS licenses. These non-cash exchanges, which are subject to approval by the Federal Communications Commission (FCC) and other customary closing conditions, are expected to close in 2013. The exchange includes a number of intra-market swaps that will result in more efficient use of the AWS band. As a result of these transactions, we expect to record an immaterial gain.

On April 18, 2012, we announced plans to initiate an open sale process for all of our 700 MHz lower A and B block spectrum licenses, subject to the receipt of acceptable bids. We acquired these licenses as part of FCC Auction 73 in 2008. On January 25, 2013, Verizon Wireless agreed to sell 39 lower 700 MHz B block spectrum licenses to AT&T Inc. (AT&T) in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also agreed to sell certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. These transactions are subject to approval by the FCC and the Department of Justice (DOJ). When finalized, the sales will result in the completion of the open sale process. We expect to deploy the remaining licenses as necessary to meet our own spectrum needs.

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

Other

During 2012, we acquired various other wireless licenses and markets for cash consideration that was not significant and recorded $0.2 billion of goodwill as a result of these transactions.

During 2011, we acquired various other wireless licenses and markets for cash consideration that was not significant.

During 2010, Verizon Wireless acquired the net assets and related customers of six operating markets in Louisiana and Mississippi in a transaction with AT&T for cash consideration of $0.2 billion. The purchase price allocation resulted in $0.1 billion of wireless licenses and $0.1 billion in goodwill.

Merger Integration Charges

During 2010, we recorded pre-tax merger integration charges of $0.9 billion primarily related to the Alltel acquisition. These charges were primarily due to the decommissioning of overlapping cell sites, preacquisition contingencies, handset conversions and trade name amortization.

Wireline

HUGHES Telematics, Inc.

On June 1, 2012, we agreed to acquire HUGHES Telematics, Inc. (HUGHES Telematics) for approximately $12 per share in cash for a total acquisition price of $0.6 billion and we completed the acquisition on July 26, 2012. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics’ operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new HUGHES Telematics and Verizon customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

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

During 2010, we recorded pre-tax charges of $0.5 billion, primarily for costs incurred related to network, non-network software and other activities to enable the divested markets in the transaction with Frontier to operate on a stand-alone basis subsequent to the closing of the transaction; professional advisory and legal fees in connection with this transaction; and fees related to the early extinguishment of debt from the use of proceeds from the transaction.

Other

In February 2012, Verizon entered into a venture with Redbox Automated Retail, LLC (Redbox), a subsidiary of Coinstar, Inc., to offer customers nationwide access to media rentals through online and mobile content streaming as well as physical media rentals through Redbox kiosks. Verizon holds a 65% majority ownership share in the venture and Redbox holds a 35% ownership share. The venture is consolidated by Verizon for reporting purposes. In December 2012, the venture introduced its product portfolio, which includes subscription services, under the name Redbox Instant by Verizon. The initial funding related to the formation of the venture is not significant to Verizon.

During 2011, we acquired a provider of cloud software technology for cash consideration that was not significant.

Note 3

Wireless Licenses, Goodwill and Other Intangible Assets

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

(dollars in millions)
Balance at January 1, 2011	$72,996
Acquisitions (Note 2)	58
Capitalized interest on wireless licenses	196

Balance at December 31, 2011	$73,250
Acquisitions (Note 2)	4,544
Capitalized interest on wireless licenses	205
Reclassifications, adjustments and other	(255)

Balance at December 31, 2012	$77,744

Reclassifications, adjustments, and other includes the exchanges of wireless licenses in 2012. See Note 2 (“Acquisitions and Divestitures”) for additional details.

At December 31, 2012 and 2011, approximately $7.3 billion and $2.2 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs.

The average remaining renewal period of our wireless license portfolio was 6.1 years as of December 31, 2012 (see Note 1, Goodwill and Other Intangible Assets – Intangible Assets Not Subject to Amortization).

Goodwill

Changes in the carrying amount of Goodwill are as follows:

	(dollars in millions)
	Verizon Wireless	Wireline	Total
Balance at January 1, 2011	$17,869	$4,119	$21,988
Acquisitions (Note 2)	94	1,275	1,369

Balance at December 31, 2011	$17,963	$5,394	$23,357
Acquisitions (Note 2)	209	551	760
Reclassifications, adjustments and other	–	22	22

Balance at December 31, 2012	$18,172	$5,967	$24,139

Other Intangible Assets

The following table displays the composition of Other intangible assets, net:

					(dollars in millions)
	2012			2011
At December 31,	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (6 to 13 years)	$3,556	$(2,338)	$1,218	$3,529	$(2,052)	$1,477
Non-network internal-use software (3 to 7 years)	10,415	(6,210)	4,205	9,536	(5,487)	4,049
Other (2 to 25 years)	802	(292)	510	561	(209)	352

Total	$14,773	$(8,840)	$5,933	$13,626	$(7,748)	$5,878

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2012	$1,540
2011	1,505
2010	1,812

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2013	$1,633
2014	1,176
2015	988
2016	790
2017	593

Note 4

Plant, Property and Equipment

The following table displays the details of Plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	Lives (years)	2012	2011
Land	–	$859	$862
Buildings and equipment	15-45	22,909	21,969
Central office and other network equipment	3-15	113,262	107,322
Cable, poles and conduit	11-50	53,761	67,190
Leasehold improvements	5-20	5,404	5,030
Work in progress	–	4,126	3,417
Furniture, vehicles and other	3-20	9,254	9,836

		209,575	215,626
Less accumulated depreciation		120,933	127,192

Total		$88,642	$88,434

Note 5

Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

	(dollars in millions)
At December 31,	Ownership	2012	2011
Equity Investees
Vodafone Omnitel	23.1%	$2,200	$2,083
Other	Various	1,106	1,320

Total equity investees		3,306	3,403

Cost Investees	Various	95	45

Total investments in unconsolidated businesses		$3,401	$3,448

Dividends and repatriations of foreign earnings received from these investees amounted to $0.4 billion in 2012, $0.5 billion in 2011 and $0.5 billion in 2010. See Note 12 regarding undistributed earnings of our foreign subsidiaries.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is one of the largest wireless communications companies in Italy. At December 31, 2012 and 2011, our investment in Vodafone Omnitel included goodwill of $1.0 billion, respectively.

Other Equity Investees

We have limited partnership investments in entities that invest in affordable housing projects, for which we provide funding as a limited partner and receive tax deductions and tax credits based on our partnership interests. At December 31, 2012 and 2011, we had equity investments in these partnerships of $0.9 billion and $1.1 billion, respectively. We adjust the carrying value of these investments for any losses incurred by the limited partnerships through earnings.

The remaining investments include wireless partnerships in the U.S. and other smaller domestic and international investments.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

	(dollars in millions)
At December 31,	2012	2011
Current Assets	$3,516	$3,720
Noncurrent Assets	8,159	8,469

Total Assets	$11,675	$12,189

Current liabilities	$5,526	$6,123
Noncurrent liabilities	5	8
Equity	6,144	6,058

Total liabilities and equity	$11,675	$12,189

Income Statement

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Net revenue	$10,825	$12,668	$12,356
Operating income	2,823	4,021	4,156
Net income	1,679	2,451	2,563

Note 6

Noncontrolling Interest

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2012	2011
Noncontrolling interests in consolidated subsidiaries:
Verizon Wireless	$51,492	$49,165
Wireless partnerships and other	884	773

	$52,376	$49,938

Wireless Joint Venture

Our Verizon Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless (Verizon Wireless). Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon owns a controlling 55% interest in Verizon Wireless and Vodafone owns the remaining 45%.

Special Distributions

In November 2012, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the fourth quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $8.5 billion. As a result, Vodafone received a cash payment of $3.8 billion and the remainder of the distribution was received by Verizon.

In July 2011, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the first quarter of 2012 in proportion to their partnership interests on the payment date, in the aggregate amount of $10 billion. As a result, Vodafone received a cash payment of $4.5 billion and the remainder of the distribution was received by Verizon.

Note 7

Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 38 years as of December 31, 2012. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with GAAP. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, and industry and general economic conditions. The credit quality of our lessees primarily varies from AAA to CCC+. For each reporting period the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. All significant accounts, individually or in the aggregate, are current and none are classified as impaired.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets, are comprised of the following:

				(dollars in millions)
At December 31,			2012			2011
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total

Minimum lease payments receivable	$1,253	$58	$1,311	$1,610	$119	$1,729
Estimated residual value	923	6	929	1,202	9	1,211
Unearned income	(654)	(10)	(664)	(874)	(19)	(893)

Total	$1,522	$54	$1,576	$1,938	$109	$2,047

Allowance for doubtful accounts			(99)			(137)

Finance lease receivables, net			$1,477			$1,910

Prepaid expenses and other			$22			$46
Other assets			1,455			1,864

			$1,477			$1,910

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $1.2 billion at December 31, 2012 and $1.6 billion at December 31, 2011.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Pretax income	$30	$61	$74
Income tax expense	12	24	32

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with expected receipts relating to operating leases for the periods shown at December 31, 2012, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2013	$123	$184
2014	45	162
2015	52	139
2016	122	114
2017	38	89
Thereafter	931	90

Total	$1,311	$778

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2.5 billion in 2012, 2011 and 2010, respectively.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2012	2011
Capital leases	$358	$362
Less accumulated amortization	158	132

Total	$200	$230

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2012, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2013	$86	$2,038
2014	67	1,840
2015	57	1,572
2016	54	1,280
2017	44	992
Thereafter	99	4,119

Total minimum rental commitments	407	$11,841

Less interest and executory costs	109

Present value of minimum lease payments	298
Less current installments	64

Long-term obligation at December 31, 2012	$234

Note 8

Debt

Changes to debt during 2012 are as follows:

	(dollars in millions)
	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2012	$4,849	$50,303	$55,152
Proceeds from long-term borrowings	–	4,489	4,489
Repayments of long-term borrowings and capital leases obligations	(6,403)	–	(6,403)
Decrease in short-term obligations, excluding current maturities	(1,437)	–	(1,437)
Reclassifications of long-term debt	7,062	(7,062)	–
Debt acquired (Note 2)	122	–	122
Other	176	(112)	64

Balance at December 31, 2012	$4,369	$47,618	$51,987

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2012	2011
Long-term debt maturing within one year	$3,869	$2,915
Commercial paper	500	1,934

Total debt maturing within one year	$4,369	$4,849

The weighted-average interest rate for our commercial paper outstanding was 0.4% at December 31, 2012 and 2011, respectively.

Credit Facility

On August 13, 2012, we amended our credit facility to reduce fees and borrowing costs and extend the maturity date to August 12, 2016. As of December 31, 2012, the unused borrowing capacity under this $6.2 billion four-year credit facility with a group of major financial institutions was approximately $6.1 billion.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2012	2011
Verizon Communications—notes payable and other	0.70 – 3.85	2013 – 2042	$11,198	$6,900
	4.35 – 5.50	2013 – 2041	7,062	7,832
	5.55 – 6.90	2016 – 2041	11,031	11,043
	7.35 – 8.95	2018 – 2039	5,017	6,642
	Floating	2014	1,000	1,000

Verizon Wireless—notes payable and other	5.55 – 8.88	2013 – 2018	8,635	9,331
Verizon Wireless—Alltel assumed notes	6.50 – 7.88	2013 – 2032	1,500	2,315
Telephone subsidiaries—debentures	4.75 – 7.00	2013 – 2033	2,045	4,045
	7.15 – 7.88	2022 – 2032	1,349	1,449
	8.00 – 8.75	2019 – 2031	880	880

Other subsidiaries—debentures and other	6.84 – 8.75	2018 – 2028	1,700	1,700

Capital lease obligations (average rate of 6.3% in 2012 and 2011, respectively)			298	352
Unamortized discount, net of premium			(228)	(271)

Total long-term debt, including current maturities			51,487	53,218
Less long-term debt maturing within one year			3,869	2,915

Total long-term debt			$47,618	$50,303

2012

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased at a price of 186.5% of the principal amount of the notes (see “Early Debt Redemption and Other Costs” below) and $0.35 billion principal amount of the notes remains outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The issuances consisted of the following: $1.0 billion of 0.70% Notes due 2015, $0.5 billion of 1.10% Notes due 2017, $1.75 billion of 2.45% Notes due 2022 and $1.25 billion of 3.85% Notes due 2042. During December 2012, the net proceeds were used to redeem: $0.7 billion of the $2.0 billion of 8.75% Notes due November 2018 at a redemption price of 140.2% of the principal amount of the notes (see “Early Debt Redemption and Other Costs” below), $0.75 billion of 4.35% Notes due February 2013 at a redemption price of 100.7% of the principal amount of the notes and certain telephone subsidiary debt (see “Telephone and Other Subsidiary Debt” below), as well as for the Tender Offer and other general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

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

During November 2011, we issued $4.6 billion aggregate principal amount of fixed rate notes resulting in cash proceeds of approximately $4.55 billion, net of discounts and issuance costs. The issuances consisted of the following: $0.8 billion of 1.25% Notes due 2014, $1.3 billion of 2.00% Notes due 2016, $1.9 billion of 3.50% Notes due 2021 and $0.8 billion of 4.75% Notes due 2041. During November 2011, the net proceeds were used to redeem $1.0 billion of 7.375% Verizon Communications Notes due September 2012 at a redemption price of 105.2% of principal amount of the notes, $0.6 billion of 6.875% Verizon Communications Notes due June 2012 at a redemption price of 103.5% of principal amount of the notes and certain telephone subsidiary debt (see “Telephone and Other Subsidiary Debt” below), as well as for the repayment of commercial paper and other general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption. In addition, we settled the interest rate swap with a notional value totaling $1.0 billion related to the $1.0 billion of 7.375% Verizon Communications Notes due September 2012.

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

2012

During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid.

2011

During May 2011, $4.0 billion aggregate principal amount of Verizon Wireless two-year fixed and floating rate notes matured and were repaid. During December 2011, we repaid $0.9 billion upon maturity for the €0.7 billion of 7.625% Verizon Wireless Notes and the related cross currency swap was settled.

Telephone and Other Subsidiary Debt

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During December 2012, we redeemed the $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 at a redemption price of 101.1% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012, various Telephone and Other Subsidiary Debentures totaling approximately $0.2 billion were repaid and any accrued and unpaid interest was paid to the date of payment.

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

Early Debt Redemption and Other Costs

During November 2012, we recorded debt redemption costs of $0.8 billion in connection with the purchase of $0.9 billion of the $1.25 billion of 8.95% Verizon Communications Notes due 2039 in a cash tender offer.

During December 2012, we recorded debt redemption costs of $0.3 billion in connection with the early redemption of $0.7 billion of the $2.0 billion of 8.75% Verizon Communications Notes due 2018, $1.0 billion of 4.625% Verizon Virginia LLC Debentures, Series A, due March 2013 and $0.75 billion of 4.35% Verizon Communications Notes due February 2013, as well as $0.3 billion of other costs.

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

Guarantees

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2012, $4.3 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2012, $1.7 billion principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2012 are as follows:

Years	(dollars in millions)
2013	$3,869
2014	6,809
2015	2,188
2016	4,146
2017	1,342
Thereafter	33,133

Note 9

Fair Value Measurements and Financial Instruments

The following table presents the balances of assets measured at fair value on a recurring basis as of December 31, 2012:

			(dollars in millions)
	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:
Short-term investments:
Equity securities	$310	$–	$–	$310
Fixed income securities	–	160	–	160
Other current assets:
Interest rate swaps	–	7	–	7
Other assets:
Fixed income securities	–	943	–	943
Cross currency swaps	–	153	–	153

Total	$310	$1,263	$–	$1,573

(1)	quoted prices in active markets for identical assets or liabilities

(2)	observable inputs other than quoted prices in active markets for identical assets and liabilities

(3)	no observable pricing inputs in the market

Equity securities consist of investments in common stock of domestic and international corporations measured using quoted prices in active markets.

Fixed income securities consist primarily of investments in municipal bonds that do not have quoted prices in active markets. For these securities, we use alternative matrix pricing resulting in these debt securities being classified as Level 2.

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2012.

Fair Value of Short-term and Long-term Debt

The fair value of our debt is determined using various methods, including quoted prices for identical terms and maturities, which is a Level 1 measurement, as well as quoted prices for similar terms and maturities in inactive markets and future cash flows discounted at current rates, which are Level 2 measurements. The fair value of our short-term and long-term debt, excluding capital leases, was as follows:

			(dollars in millions)
At December 31,	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt, excluding capital leases	$51,689	$61,552	$54,800	$64,485

Derivative Instruments

Interest Rate Swaps

We have entered into domestic interest rate swaps to achieve a targeted mix of fixed and variable rate debt. We principally receive fixed rates and pay variable rates based on the London Interbank Offered Rate, resulting in a net increase or decrease to Interest expense. These swaps are designated as fair value hedges and hedge against changes in the fair value of our debt portfolio. We record the interest rate swaps at fair value on our consolidated balance sheets as assets and liabilities. At December 31, 2012 the fair value of these interest rate swaps was not material, and at December 31, 2011, the fair value was $0.6 billion, primarily included in Other assets and Long-term debt. As of December 31, 2012, the total notional amount of these interest rate swaps was $1.3 billion. During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments will be recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during the second quarter of 2012, we entered into forward interest rate swaps with a notional value of $1.0 billion. We designated these contracts as cash flow hedges. In November 2012, we settled these forward interest rate swaps and the pretax loss was not material.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pretax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2012 or December 31, 2011. During 2012 and 2011 the gains and losses with respect to these swaps were not material.

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

Performance Stock Units

The Plan also provides for grants of Performance Stock Units (PSUs) that generally vest at the end of the third year after the grant. As defined by the Plan, the Human Resources Committee of the Board of Directors determines the number of PSUs a participant earns based on the extent to which the corresponding performance goals have been achieved over the three-year performance cycle. The PSUs are classified as liability awards because the

PSU awards are paid in cash upon vesting. The PSU award liability is measured at its fair value at the end of each reporting period and, therefore, will fluctuate based on the price of Verizon common stock as well as performance relative to the targets. Dividend equivalent units are also paid to participants at the time that the PSU award is determined and paid, and in the same proportion as the PSU award. The granted and cancelled activity for the PSU award includes adjustments for the performance goals achieved.

The following table summarizes Verizon’s Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2010	19,443	29,895
Granted	8,422	17,311
Payments	(6,788)	(14,364)
Cancelled/Forfeited	(154)	(462)

Outstanding December 31, 2010	20,923	32,380
Granted	6,667	10,348
Payments	(7,600)	(12,137)
Cancelled/Forfeited	(154)	(2,977)

Outstanding December 31, 2011	19,836	27,614
Granted	6,350	20,537
Payments	(7,369)	(8,499)
Cancelled/Forfeited	(148)	(189)

Outstanding December 31, 2012	18,669	39,463

As of December 31, 2012, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $0.4 billion and is expected to be recognized over approximately two years.

The RSUs granted in 2012 and 2011, and classified as equity awards, have weighted-average grant date fair values of $38.67 and $36.38 per unit, respectively. During 2012, 2011 and 2010, we paid $0.6 billion, $0.7 billion and $0.7 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless’ Long-Term Incentive Plan

The Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees of Verizon Wireless (the Partnership). Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2012, all VARs were fully vested. We have not granted new VARs since 2004.

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

The following table summarizes the assumptions used in the Black-Scholes model during 2012:

End of Period
Risk-free rate	0.19%
Expected term (in years)	0.62
Expected volatility	43.27%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted- Average Grant-Date Fair Value
Outstanding rights, January 1, 2010	16,591	$16.54
Exercised	(4,947)	24.47
Cancelled/Forfeited	(75)	22.72

Outstanding rights, December 31, 2010	11,569	13.11
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74

Outstanding rights, December 31, 2011	8,214	12.39
Exercised	(3,427)	10.30
Cancelled/Forfeited	(21)	11.10

Outstanding rights, December 31, 2012	4,766	13.89

During 2012, 2011 and 2010, we paid $0.1 billion, respectively, to settle VARs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in Net income attributable to Verizon was $0.7 billion, $0.5 billion and $0.5 billion for 2012, 2011 and 2010, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of no less than 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon’s stock option activity:

(shares in thousands)	Stock Options	Weighted-Average Exercise Price
Outstanding, January 1, 2010	107,765	$44.52
Exercised	(372)	34.51
Cancelled/Forfeited	(50,549)	44.90

Outstanding, December 31, 2010	56,844	44.25
Exercised	(7,104)	35.00
Cancelled/Forfeited	(21,921)	51.06

Outstanding, December 31, 2011	27,819	41.24
Exercised	(7,447)	35.20
Cancelled/Forfeited	(17,054)	45.15

Outstanding, December 31, 2012	3,318	34.69

All stock options outstanding at December 31, 2012, 2011 and 2010 were exercisable.

The following table summarizes information about Verizon’s stock options outstanding as of December 31, 2012:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$30.00-39.99	3,273	0.8	$34.58
40.00-49.99	45	0.3	42.99

Total	3,318	0.8	34.69

The total intrinsic value for stock options outstanding as of December 31, 2012 is not significant. The total intrinsic value of stock options exercised was $0.1 billion in 2012 and the associated tax benefits were not significant in 2012, 2011 and 2010. The amount of cash received from the exercise of stock options was $0.3 billion in 2012, $0.2 billion in 2011 and not significant in 2010. There was no stock option expense for 2012, 2011 and 2010.

Note 11

Employee Benefits

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on our share of the cost for certain recent and future retirees. In accordance with our accounting policy for pension and other postretirement benefits, operating expenses include pension and benefit related charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment is recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

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

Obligations and Funded Status

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2012	2011	2012	2011
Change in Benefit Obligations
Beginning of year	$30,582	$29,217	$27,369	$25,718
Service cost	358	307	359	299
Interest cost	1,449	1,590	1,284	1,421
Plan amendments	183	(485)	(1,826)	–
Actuarial loss, net	6,074	3,360	1,402	1,687
Benefits paid	(2,735)	(2,564)	(1,744)	(1,756)
Annuity purchase	(8,352)	–	–	–
Settlements paid	(786)	(843)	–	–

End of Year	$26,773	$30,582	$26,844	$27,369

Change in Plan Assets
Beginning of year	$24,110	$25,814	$2,628	$2,945
Actual return on plan assets	2,326	1,191	312	63
Company contributions	3,719	512	1,461	1,376
Benefits paid	(2,735)	(2,564)	(1,744)	(1,756)
Settlements paid	(786)	(843)	–	–
Annuity purchase	(8,352)	–	–	–

End of year	$18,282	$24,110	$2,657	$2,628

Funded Status

End of year	$(8,491)	$(6,472)	$(24,187)	$(24,741)

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2012	2011	2012	2011
Amounts recognized on the balance sheet
Noncurrent assets	$236	$289	$–	$–
Current liabilities	(129)	(195)	(766)	(735)
Noncurrent liabilities	(8,598)	(6,566)	(23,421)	(24,006)

Total	$(8,491)	$(6,472)	$(24,187)	$(24,741)

Amounts recognized in Accumulated Other Comprehensive Income (Pretax)
Prior Service Cost	$181	$(3)	$(2,247)	$(510)

Total	$181	$(3)	$(2,247)	$(510)

See Note 12 (“Taxes”) for details regarding the impact of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010, both of which became law in March 2010.

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

During 2012, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on new, three-year contracts that cover approximately 43,000 Wireline employees. This resulted in the adoption of plan amendments which will result in lower other postretirement benefit costs in 2013 and beyond.

The accumulated benefit obligation for all defined benefit pension plans was $26.5 billion and $30.3 billion at December 31, 2012 and 2011, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2012	2011
Projected benefit obligation	$26,351	$29,643
Accumulated benefit obligation	26,081	29,436
Fair value of plan assets	17,623	22,916

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

				(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2012	2011	2010	2012	2011	2010
Service cost	$358	$307	$353	$359	$299	$305
Amortization of prior service cost (credit)	(1)	72	109	(89)	(57)	375

Subtotal	357	379	462	270	242	680
Expected return on plan assets	(1,795)	(1,976)	(2,176)	(171)	(163)	(252)
Interest cost	1,449	1,590	1,797	1,284	1,421	1,639

Subtotal	11	(7)	83	1,383	1,500	2,067
Remeasurement (gain) loss, net	5,542	4,146	(166)	1,262	1,787	758

Net periodic benefit (income) cost	5,553	4,139	(83)	2,645	3,287	2,825
Curtailment and termination benefits	–	–	860	–	–	386

Total	$5,553	$4,139	$777	$2,645	$3,287	$3,211

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2012	2011	2012	2011
Prior service cost	$183	$(485)	$(1,826)	$–
Reversal of amortization items
Prior service cost	1	(72)	89	57

Total recognized in other comprehensive (income) loss (pretax)	$184	$(557)	$(1,737)	$57

The estimated prior service cost for the defined benefit pension plan that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is not significant. The estimated prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit (income) cost over the next fiscal year is $(0.2 billion).

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

		Pension	Health Care and Life
At December 31,	2012	2011	2012	2011
Discount Rate	4.20%	5.00%	4.20%	5.00%
Rate of compensation increases	3.00	3.00	N/A	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life
At December 31,	2012	2011	2010	2012	2011	2010
Discount Rate	5.00%	5.75%	6.25%	5.00%	5.75%	6.25%
Expected return on plan assets	7.50	8.00	8.50	7.00	6.00	8.25
Rate of compensation increases	3.00	3.00	4.00	N/A	N/A	N/A

In order to project the long-term target investment return for the total portfolio, estimates are prepared for the total return of each major asset class over the subsequent 10-year period. Those estimates are based on a combination of factors including the current market interest rates and valuation levels, consensus earnings expectations and historical long-term risk premiums. To determine the aggregate return for the pension trust, the projected return of each individual asset class is then weighted according to the allocation to that investment area in the trust’s long-term asset allocation policy.

The assumed health care cost trend rates follow:

	Health Care and Life
At December 31,	2012	2011	2010
Healthcare cost trend rate assumed for next year	7.00%	7.50%	7.75%
Rate to which cost trend rate gradually declines	5.00	5.00	5.00
Year the rate reaches the level it is assumed to remain thereafter	2016	2016	2016

A one percentage point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage Point	Increase	Decrease
Effect on 2012 service and interest cost	$232	$(187)
Effect on postretirement benefit obligation as of December 31, 2012	3,251	(2,669)

Plan Assets

Historically, our portfolio strategy emphasized a long-term equity orientation, significant global diversification, and the use of both public and private investments. In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have shifted our strategy to one that is more liability driven, where cash flows from investments better match projected benefit payments but result in lower asset returns. We intend to reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Our diversification and risk control processes serve to minimize the concentration of risk.

While target allocation percentages will vary over time, the company’s overall investment strategy is to achieve a mix of assets, which allows us to meet projected benefits payments while taking into consideration risk and return. The current target allocation for plan assets is designed so that 70% of the assets have the objective of achieving a return in excess of the growth in liabilities (comprised of public equities, private equities, real estate, hedge funds and emerging debt) and 30% of the assets are invested as liability hedging assets (typically longer duration fixed income). This allocation will shift as funded status improves to a higher allocation to liability hedging assets. Target policies will be revisited periodically to ensure they are in line with fund objectives. Due to our diversification and risks control processes, there are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension and healthcare and life plans assets do not include significant amounts of Verizon common stock.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2012 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,618	$1,586	$32	$–
Equity securities	2,944	2,469	475	–
Fixed income securities
U.S. Treasuries and agencies	1,589	1,125	464	–
Corporate bonds	2,456	35	2,225	196
International bonds	601	140	461	–
Other	210	–	210	–
Real estate	2,018	–	–	2,018
Other
Private equity	5,039	–	–	5,039
Hedge funds	1,807	–	1,249	558

Total	$18,282	$5,355	$5,116	$7,811

The fair values for the pension plans by asset category at December 31, 2011 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,215	$1,184	$31	$–
Equity securities	6,829	5,704	1,125	–
Fixed income securities
U.S. Treasuries and agencies	1,796	1,239	557	–
Corporate bonds	2,140	65	1,886	189
International bonds	1,163	158	1,005	–
Other	359	–	359	–
Real estate	2,158	–	–	2,158
Other
Private equity	6,109	–	54	6,055
Hedge funds	2,341	–	1,679	662

Total	$24,110	$8,350	$6,696	$9,064

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

				(dollars in millions)
	Corporate Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2011	$180	$1,769	$5,849	$716	$8,514
Actual gain (loss) on plan assets	(4)	258	477	(4)	727
Purchases and sales	48	43	(203)	(50)	(162)
Transfers in and/or out	(35)	88	(68)	–	(15)

Balance at December 31, 2011	$189	$2,158	$6,055	$662	$9,064
Actual gain on plan assets	12	84	146	43	285
Purchases and sales	(14)	(224)	(1,162)	(147)	(1,547)
Transfers in	9	–	–	–	9

Balance at December 31, 2012	$196	$2,018	$5,039	$558	$7,811

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2012 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$291	$13	$278	$–
Equity securities	1,753	1,004	749	–
Fixed income securities
U.S. Treasuries and agencies	118	80	38	–
Corporate bonds	192	11	181	–
International bonds	189	72	117	–
Other	114	–	114	–

Total	$2,657	$1,180	$1,477	$–

The fair values for the other postretirement benefit plans by asset category at December 31, 2011 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$281	$22	$259	$–
Equity securities	1,695	951	744	–
Fixed income securities
U.S. Treasuries and agencies	85	58	27	–
Corporate bonds	119	26	93	–
International bonds	192	67	125	–
Other	210	–	210	–
Other	46	–	46	–

Total	$2,628	$1,124	$1,504	$–

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

Cash Flows

In 2012, we contributed $0.9 billion to our qualified pension plans, $0.2 billion to our nonqualified pension plans and $1.5 billion to our other postretirement benefit plans, exclusive of the annuitization discussed below. We expect the qualified pension plan contributions in 2013 to be immaterial. We anticipate approximately $0.1 billion in contributions to our non-qualified pension plans and $1.5 billion to our other postretirement benefit plans in 2013.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

	(dollars in millions)
Year	Pension Benefits	Health Care and Life
2013	$3,487	$1,662
2014	2,513	1,670
2015	2,315	1,665
2016	1,782	1,614
2017	1,686	1,567
2018-2022	6,703	7,174

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2012, the number of unallocated and allocated shares of common stock in this ESOP was 711,000 and 64 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $0.7 billion in 2012, 2011 and 2010, respectively.

Pension Annuitization

On October 17, 2012, we, along with our subsidiary Verizon Investment Management Corp., and Fiduciary Counselors Inc., as independent fiduciary of the Verizon Management Pension Plan (the Plan), entered into a definitive purchase agreement with The Prudential Insurance Company of America (Prudential) and Prudential Financial, Inc., pursuant to which the Plan would purchase a single premium group annuity contract from Prudential.

On December 10, 2012, upon issuance of the group annuity contract by Prudential, Prudential irrevocably assumed the obligation to make future annuity payments to approximately 41,000 Verizon management retirees who began receiving pension payments from the Plan prior to January 1, 2010. The amount of each retiree’s annuity payment equals the amount of such individual’s pension benefit. In addition, the group annuity contract is intended to replicate the same rights to future payments, such as survivor benefits, that are currently offered by the Plan.

We contributed approximately $2.6 billion to the Plan between September 1, 2012 and December 31, 2012 in connection with the transaction so that the Plan’s funding percentage would not decrease as a result of the transaction.

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers’ accounting for postemployment benefits:

				(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2010	$1,638	$1,217	$(1,307)	$21	$1,569
2011	1,569	32	(474)	(14)	1,113
2012	1,113	396	(531)	32	1,010

Severance, Pension and Benefit Charges

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities, as described above, as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

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

Note 12

Taxes

The components of income before provision for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Domestic	$9,316	$9,724	$11,921
Foreign	581	759	763

Total	$9,897	$10,483	$12,684

The components of the provision (benefit) for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Current
Federal	$223	$193	$(705)
Foreign	(45)	25	(19)
State and Local	114	290	(42)

Total	292	508	(766)

Deferred
Federal	(553)	276	2,945
Foreign	10	(38)	(24)
State and Local	(403)	(455)	316

Total	(946)	(217)	3,237
Investment tax credits	(6)	(6)	(4)

Total income tax provision (benefit)	$(660)	$285	$2,467

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	(1.9)	(1.0)	1.4
Affordable housing credit	(1.9)	(1.8)	(1.3)
Employee benefits including ESOP dividend	(1.1)	(1.4)	(1.2)
Medicare Part D subsidy charge	–	–	6.9
Equity in earnings from unconsolidated businesses	(1.4)	(1.9)	(1.6)
Noncontrolling interest	(33.7)	(23.0)	(19.5)
Other, net	(1.7)	(3.2)	(0.3)

Effective income tax rate	(6.7)%	2.7%	19.4%

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension, and benefit charges as well as early debt redemption costs recorded in the current year.

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

The amounts of cash taxes paid are as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Income taxes, net of amounts refunded	$351	$762	$430
Employment taxes	1,308	1,328	1,372
Property and other taxes	1,727	1,883	1,963

Total	$3,386	$3,973	$3,765

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	(dollars in millions)
At December 31,	2012	2011
Employee benefits	$13,644	$13,119
Tax loss and credit carry forwards	4,819	5,170
Uncollectible accounts receivable	206	224
Other - assets	1,050	952

	19,719	19,465
Valuation allowances	(2,041)	(2,376)

Deferred tax assets	17,678	17,089

Former MCI intercompany accounts receivable basis difference	1,275	1,435
Depreciation	13,953	13,743
Leasing activity	1,208	1,569
Wireless joint venture including wireless licenses	22,171	21,778
Other - liabilities	1,320	1,233

Deferred tax liabilities	39,927	39,758

Net deferred tax liability	$22,249	$22,669

At December 31, 2012, undistributed earnings of our foreign subsidiaries indefinitely invested outside of the United States amounted to approximately $1.8 billion. The majority of Verizon’s cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements, nor do we intend to repatriate these undistributed foreign earnings to fund U.S. operations. Furthermore, a portion of these undistributed earnings represents amounts that legally must be kept in reserve in accordance with certain foreign jurisdictional requirements and are unavailable for distribution or repatriation. As a result, we have not provided U.S. deferred taxes on these undistributed earnings because we intend that they will remain indefinitely reinvested outside of the United States and therefore unavailable for use in funding U.S. operations. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practicable.

At December 31, 2012, we had net after tax loss and credit carry forwards for income tax purposes of approximately $4.6 billion. Of these net after tax loss and credit carry forwards, approximately $4.0 billion will expire between 2013 and 2032 and approximately $0.6 billion may be carried forward indefinitely. The amount of net after tax loss and credit carry forwards reflected as a deferred tax asset above has been reduced by approximately $0.1 billion at December 31, 2012 and 2011, respectively, due to federal and state tax law limitations on utilization of net operating losses.

During 2012, the valuation allowance decreased approximately $0.3 billion. The balance of the valuation allowance at December 31, 2012 and the 2012 activity is primarily related to state and foreign tax losses and credit carry forwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

		(dollars in millions)
	2012	2011	2010
Balance at January 1,	$3,078	$3,242	$3,400
Additions based on tax positions related to the current year	131	111	231
Additions for tax positions of prior years	92	456	476
Reductions for tax positions of prior years	(415)	(644)	(569)
Settlements	100	(56)	(256)
Lapses of statutes of limitations	(43)	(31)	(40)

Balance at December 31,	$2,943	$3,078	$3,242

Included in the total unrecognized tax benefits at December 31, 2012, 2011 and 2010 is $2.1 billion, $2.2 billion and $2.1 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2012	$82
2011	60
2010	29

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2012	$386
2011	470

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the Internal Revenue Service (IRS) and multiple state and foreign jurisdictions for various open tax years. The IRS commenced its examination of the Company’s U.S. income tax returns for tax years 2007-2009 in the third quarter of 2012. Significant tax examinations are ongoing in Italy and New York City for tax years as early as 2000. The amount of unrecognized tax benefits will change in the next twelve months due to the resolution of various income tax matters, including the resolution of tax litigation in Canada in the first quarter of 2013. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved. The impacts of the favorable resolution of the Canada litigation will be accounted for in the first quarter of 2013.

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

Wireline

Wireline’s voice, data and video communications products and enhanced services include local and long distance voice, broadband Internet access and video, corporate networking solutions, data center and cloud services and security and managed network services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

	(dollars in millions)
2012	Verizon Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$61,383	$–	$61,383
Other service	2,290	–	2,290

Service revenue	63,673	–	63,673
Equipment	8,010	–	8,010
Other	4,096	–	4,096
Consumer retail	–	14,043	14,043
Small business	–	2,648	2,648

Mass Markets	–	16,691	16,691
Strategic services	–	8,052	8,052
Core	–	7,240	7,240

Global Enterprise	–	15,292	15,292
Global Wholesale	–	6,177	6,177
Other	–	508	508
Intersegment revenues	89	1,112	1,201

Total operating revenues	75,868	39,780	115,648
Cost of services and sales	24,490	22,413	46,903
Selling, general and administrative expense	21,650	8,883	30,533
Depreciation and amortization expense	7,960	8,424	16,384

Total operating expenses	54,100	39,720	93,820

Operating income	$21,768	$60	$21,828

Assets	$142,485	$84,815	$227,300
Plant, property and equipment, net	34,545	52,911	87,456
Capital expenditures	8,857	6,342	15,199

	(dollars in millions)
2011	Verizon Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$56,601	$–	$56,601
Other service	2,497	–	2,497

Service revenue	59,098	–	59,098
Equipment	7,446	–	7,446
Other	3,517	–	3,517
Consumer retail	–	13,605	13,605
Small business	–	2,720	2,720

Mass Markets	–	16,325	16,325
Strategic services	–	7,607	7,607
Core	–	8,014	8,014

Global Enterprise	–	15,621	15,621
Global Wholesale	–	6,795	6,795
Other	–	704	704
Intersegment revenues	93	1,237	1,330

Total operating revenues	70,154	40,682	110,836
Cost of services and sales	24,086	22,158	46,244
Selling, general and administrative expense	19,579	9,107	28,686
Depreciation and amortization expense	7,962	8,458	16,420

Total operating expenses	51,627	39,723	91,350

Operating income	$18,527	$959	$19,486

Assets	$147,378	$86,185	$233,563
Plant, property and equipment, net	33,451	54,149	87,600
Capital expenditures	8,973	6,399	15,372

	(dollars in millions)
2010	Verizon Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$53,267	$–	$53,267
Other service	2,321	–	2,321

Service revenue	55,588	–	55,588
Equipment	4,412	–	4,412
Other	3,341	–	3,341
Consumer retail	–	13,419	13,419
Small business	–	2,828	2,828

Mass Markets	–	16,247	16,247
Strategic services	–	6,602	6,602
Core	–	8,712	8,712

Global Enterprise	–	15,314	15,314
Global Wholesale	–	7,526	7,526
Other	–	858	858
Intersegment revenues	66	1,282	1,348

Total operating revenues	63,407	41,227	104,634
Cost of services and sales	19,245	22,618	41,863
Selling, general and administrative expense	18,082	9,372	27,454
Depreciation and amortization expense	7,356	8,469	15,825

Total operating expenses	44,683	40,459	85,142

Operating income	$18,724	$768	$19,492

Assets	$138,863	$83,849	$222,712
Plant, property and equipment, net	32,253	54,594	86,847
Capital expenditures	8,438	7,269	15,707

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Operating Revenues
Total reportable segments	$115,648	$110,836	$104,634
Reconciling items:
Deferred revenue adjustment (see Note 1)	–	–	(235)
Impact of divested operations	–	–	2,407
Corporate, eliminations and other	198	39	(241)

Consolidated operating revenues	$115,846	$110,875	$106,565

A reconciliation of the total of the reportable segments’ operating income to consolidated Income before provision for income taxes is as follows:

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Operating Income
Total segment operating income	$21,828	$19,486	$19,492
Merger integration and acquisition related charges (see Note 2)	–	–	(867)
Access line spin-off related charges (see Note 2)	–	–	(407)
Litigation settlements (see Note 16)	(384)	–	–
Severance, pension and benefit charges (see Note 11)	(7,186)	(5,954)	(3,054)
Deferred revenue adjustment (see Note 1)	–	–	(235)
Impact of divested operations (see Note 2)	–	–	755
Other costs (see Note 8)	(276)	–	–
Corporate, eliminations and other	(822)	(652)	(1,039)

Consolidated operating income	13,160	12,880	14,645
Equity in earnings of unconsolidated businesses	324	444	508
Other income and (expense), net	(1,016)	(14)	54
Interest expense	(2,571)	(2,827)	(2,523)

Income Before Provision for Income Taxes	$9,897	$10,483	$12,684

A reconciliation of the total of the reportable segments’ assets to consolidated assets is as follows:

	(dollars in millions)
At December 31,	2012	2011
Assets
Total reportable segments	$227,300	$233,563
Corporate, eliminations and other	(2,078)	(3,102)

Total consolidated	$225,222	$230,461

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2012, 2011 and 2010. International operating revenues and long-lived assets are not significant.

Note 14

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income, net of provision for income taxes are described below.

Foreign Currency Translation Adjustments

The change in Foreign currency translation adjustments during 2012, 2011 and 2010 was primarily related to our investment in Vodafone Omnitel N.V. and was primarily driven by the movements of the U.S. dollar against the Euro.

Net Unrealized Gains (Losses) on Cash Flow Hedges

During 2012, 2011 and 2010, Unrealized gains (losses) on cash flow hedges included in Other comprehensive income attributable to noncontrolling interest, primarily reflect activity related to a cross currency swap (see Note 9). Reclassification adjustments for gains (losses) realized in net income were not significant.

Net Unrealized Gains (Losses) on Marketable Securities

During 2012, 2011 and 2010, reclassification adjustments on marketable securities for gains (losses) realized in net income were not significant.

Defined Benefit Pension and Postretirement Plans

The change in Defined benefit pension and postretirement plans of $0.9 billion, net of taxes of $0.6 billion at December 31, 2012 was primarily a result of plan amendments.

The change in Defined benefit pension and postretirement plans of $0.3 billion, net of taxes of $0.2 billion at December 31, 2011 was primarily a result of plan amendments.

Accumulated Other Comprehensive Income

The components of Accumulated other comprehensive income were as follows:

	(dollars in millions)
At December 31,	2012	2011
Foreign currency translation adjustments	$793	$724
Net unrealized gain on cash flow hedges	88	156
Unrealized gain on marketable securities	101	72
Defined benefit pension and postretirement plans	1,253	317

Accumulated Other Comprehensive Income	$2,235	$1,269

Note 15

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Depreciation expense	$14,920	$14,991	$14,593
Interest costs on debt balances	2,977	3,269	3,487
Capitalized interest costs	(406)	(442)	(964)
Advertising expense	2,381	2,523	2,451

Balance Sheet Information

	(dollars in millions)
At December 31,	2012	2011
Accounts Payable and Accrued Liabilities
Accounts payable	$4,740	$4,194
Accrued expenses	4,608	3,786
Accrued vacation, salaries and wages	5,006	4,857
Interest payable	632	774
Taxes payable	1,196	1,078

	$16,182	$14,689

Other Current Liabilities
Advance billings and customer deposits	$3,554	$3,411
Dividends payable	1,494	1,440
Special distribution to noncontrolling interest	–	4,500
Other	1,357	1,872

	$6,405	$11,223

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2012	2011	2010
Cash Paid
Interest, net of amounts capitalized	$1,971	$2,629	$2,433

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion.

Note 16

Commitments and Contingencies

In the ordinary course of business Verizon is involved in various commercial litigation and regulatory proceedings at the state and federal level. Where it is determined, in consultation with counsel based on litigation and settlement risks, that a loss is probable and estimable in a given matter, the Company establishes an accrual. In none of the currently pending matters is the amount of accrual material. An estimate of the reasonably possible loss or range of loss in excess of the amounts already accrued cannot be made at this time due to various factors typical in contested proceedings, including (1) uncertain damage theories and demands; (2) a less than complete factual record; (3) uncertainty concerning legal theories and their resolution by courts or regulators; and (4) the unpredictable nature of the opposing party and its demands. We continuously monitor these proceedings as they develop and adjust any accrual or disclosure as needed. We do not expect that the ultimate resolution of any pending regulatory or legal matter in future periods, including the Hicksville matter described below, will have a material effect on our financial condition, but it could have a material effect on our results of operations for a given reporting period.

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

Verizon is currently involved in approximately 50 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that sell products and seek injunctive relief as well. These cases have progressed to various degrees and a small number may go to trial in the coming 12 months if they are not otherwise resolved. In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the next six years an additional $0.2 billion.

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

As of December 31, 2012, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

We have several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $41.8 billion. Of this total amount, $29.6 billion is attributable to 2013, $7.5 billion is attributable to 2014 through 2015, $4.2 billion is attributable to 2016 through 2017 and $0.5 billion is attributable to years thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2012 totaled approximately $16 billion. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2012, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

Note 17

Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon(1)
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share- Basic	Per Share- Diluted	Net Income (Loss)
2012
March 31	$28,242	$5,195	$1,686	$.59	$.59	$3,906
June 30	28,552	5,651	1,825	.64	.64	4,285
September 30	29,007	5,483	1,593	.56	.56	4,292
December 31	30,045	(3,169)	(4,229)	(1.48)	(1.48)	(1,926)

2011
March 31	$26,990	$4,453	$1,439	$.51	$.51	$3,264
June 30	27,536	4,892	1,609	.57	.57	3,604
September 30	27,913	4,647	1,379	.49	.49	3,542
December 31	28,436	(1,112)	(2,023)	(.71)	(.71)	(212)

•	Results of operations for the third quarter of 2012 include after-tax charges attributable to Verizon of $0.2 billion related to legal settlements.

•

Results of operations for the fourth quarter of 2012 include after-tax charges attributable to Verizon of $5.3 billion related to severance, pension and benefit charges and early debt redemption and other costs.

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