Form 10-K, Exhibit 13
period 2013-12-31
VERIZON COMMUNICATIONS INC
filed 2014-02-27
CIK 732712

Exhibit 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2013	2012	2011	2010	2009
Results of Operations
Operating revenues	$120,550	$115,846	$110,875	$106,565	$107,808
Operating income	31,968	13,160	12,880	14,645	15,978
Net income attributable to Verizon	11,497	875	2,404	2,549	4,894
Per common share – basic	4.01	.31	.85	.90	1.72
Per common share – diluted	4.00	.31	.85	.90	1.72
Cash dividends declared per common share	2.090	2.030	1.975	1.925	1.870
Net income attributable to noncontrolling interests	12,050	9,682	7,794	7,668	6,707

Financial Position
Total assets	$274,098	$225,222	$230,461	$220,005	$226,907
Debt maturing within one year	3,933	4,369	4,849	7,542	7,205
Long-term debt	89,658	47,618	50,303	45,252	55,051
Employee benefit obligations	27,682	34,346	32,957	28,164	32,622
Noncontrolling interests	56,580	52,376	49,938	48,343	42,761
Equity attributable to Verizon	38,836	33,157	35,970	38,569	41,382

•

Significant events affecting our historical earnings trends in 2011 through 2013 are described in “Other Items” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

•	2010 and 2009 data includes severance, pension and benefit charges, merger integration and acquisition costs, dispositions and other items. 2010 data also includes Medicare Part D Subsidy charges.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon,

S&P 500 Telecommunications Services Index and S&P 500 Stock Index

	At December 31,
Data Points in Dollars	2008	2009	2010	2011	2012	2013
Verizon	100.0	103.8	127.9	151.3	171.2	202.8
S&P 500 Telecom Services	100.0	108.9	129.6	137.8	163.0	181.4
S&P 500	100.0	126.5	145.5	148.6	172.3	228.0

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2008 with dividends (including the value of each respective spin-off) being reinvested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Verizon Communications Inc. (Verizon or the Company) is a holding company that, acting through its subsidiaries is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. Our offerings, designed to meet customers’ demand for speed, mobility, security and control, include voice, data and video services on our wireless and wireline networks. We have two reportable segments, Wireless and Wireline. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States using one of the most extensive and reliable wireless networks. Our wireline business provides consumer, business and government customers with communications products and services, including broadband data and video services, network access, voice, long distance and other communications products and services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We have a highly skilled, diverse and dedicated workforce of approximately 176,800 employees as of December 31, 2013.

In recent years, Verizon has embarked upon a strategic transformation as advances in technology have changed the ways that our customers interact in their personal and professional lives and that businesses operate. To meet the changing needs of our customers and address the changing technological landscape, we are focusing our efforts around higher margin and growing areas of our business: wireless data, wireline data and Strategic services, including cloud computing services.

Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, invest in the fiber optic network that supports our wireless and wireline businesses, maintain our wireless and wireline networks and develop and maintain significant advanced database capacity.

In our Wireless business, in 2013 compared to 2012, revenue growth of 6.8% was driven by connection growth and the demand for smartphones, tablets and other Internet devices. During 2013, we experienced a 4.6% increase in retail postpaid connections compared to 2012, with smartphones representing 70% of our retail postpaid phone base at December 31, 2013 compared to 58% at December 31, 2012. Also, during 2013, postpaid smartphone activations represented 86% of phones activated compared to 77% in 2012.

We have substantially completed the deployment of our fourth-generation (4G) Long-Term Evolution (LTE) network. Our 4G LTE network is available to 97% of the U.S. population in more than 500 markets covering approximately 305 million people, including those in areas served by our LTE in Rural America partners. Our 4G LTE network provides higher data throughput performance for data services at lower cost compared to those provided via third-generation (3G) networks. In December 2013, 69% of our total data traffic was carried on our 4G LTE network.

On February 13, 2014, we introduced our More Everything® plans which replaced our Share Everything® plans and provide more value to our customers. These plans, which are available to both new and existing postpaid customers, feature domestic unlimited voice minutes, unlimited domestic and international text, video and picture messaging, cloud storage and a single data allowance that can be shared among up to 10 devices connected to the Verizon Wireless network. Customers with Verizon Edge, which provides a device payment plan option, also will receive discounted monthly access fees on More Everything plans. As of December 31, 2013, Share Everything accounts represented approximately 46% of our retail postpaid accounts, compared to approximately 23% as of December 31, 2012. Verizon Wireless offers shared data plans for business, with the More Everything plans for Small Business and the Nationwide Business Data Packages and Plans. In August 2013, we launched the new Verizon Edge device payment plan option which now allows customers to trade in their phone for a new phone after a minimum of thirty days, subject to certain conditions.

On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone Group Plc (Vodafone) and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone’s indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless (the Partnership, and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion. On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. The consideration paid was primarily comprised of cash of approximately $58.89 billion and Verizon common stock with a value of approximately $60.15 billion. See “Acquisitions and Divestitures” for additional information.

In Wireline, during 2013 compared to 2012, revenues were positively impacted by higher revenues in Consumer retail driven by FiOS services. FiOS represented approximately 71% of Consumer retail revenue during 2013, compared to approximately 65% during 2012. As the penetration of FiOS products increases, we continue to seek ways to increase revenue and further realize operating and capital efficiencies as well as maximize profitability. As more applications are developed for this high-speed service, we expect that FiOS will become a hub for managing multiple home services that will eventually be part of the digital grid, including not just entertainment and communications, but also machine-to-machine communications, such as home monitoring, health monitoring, energy management and utilities management.

Also positively impacting Wireline’s revenues during 2013 was a 4.6% increase in Strategic services revenues, which represented 57% of total Global Enterprise revenues during 2013. However, total Global Enterprise and Global Wholesale revenues declined due to declines in Core customer premise equipment revenues and traditional voice revenues. The decline in Core customer premise equipment revenues is a result of our focus on improving our margins by continuing to de-emphasize sales of equipment that are not part of an overall enterprise solutions bundle. To compensate for the shrinking market for traditional voice service, we continue to build our Wireline segment around data, video and advanced business services—areas where demand for reliable high-speed connections is growing.

We are investing in innovative technology like wireless networks, high-speed fiber and cloud services to position ourselves at the center of the growth trends of the future. In addition to the Wireless Transaction, since the beginning of 2012 these investments have included acquisitions of wireless licenses of $4.9 billion. We also have invested $1.4 billion in acquisitions of investments and businesses, which we expect will permit us to offer enhanced machine-to-machine, video and cloud-based products and services.

By investing in our own capabilities, we are also investing in the markets we serve by providing our communities with an efficient, reliable infrastructure for competing in the information economy. We are committed to putting our customers first and being a responsible member of our communities. Guided by this commitment and by our core values of integrity, respect, performance excellence and accountability, we believe we are well-positioned to produce a long-term return for our shareowners, create meaningful work for ourselves and provide something of lasting value for society.

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

Service and equipment pricing play an important role in the wireless competitive landscape. As the demand for wireless services continues to grow, wireless service providers are offering service plans that include unlimited voice minutes and text messages and a specific amount of data access in varying megabyte or gigabyte sizes or, in some cases, unlimited data usage. Wireless service providers are also offering price plans that decouple service pricing from equipment pricing and blur the traditional boundary between prepaid and postpaid plans. In addition, some wireless providers are offering a credit to new customers to reimburse early termination fees paid to their former wireless service provider, subject to certain limitations. We seek to compete in this area by offering our customers services and equipment that they will regard as the best available value for the price, as well as service plans that meet their wireless service needs.

In our Wireline segment, we have experienced continuing access line losses as customers have disconnected both primary and secondary lines and switched to alternative technologies such as wireless, voice over Internet protocol (VoIP) and cable for voice and data services. We expect to continue to experience access line losses as customers continue to switch to alternate technologies.

Despite this challenging environment, we expect that we will continue to grow key aspects of our Wireline segment by providing network reliability, offering innovative product bundles that include broadband Internet access, digital television and local and long distance voice services, offering more robust IP products and service, and accelerating our cloud computing and machine-to-machine strategies. We will also continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and competitive pressures.

Operating Revenue

We expect to experience service revenue growth in our Wireless segment in 2014, primarily as a result of continued growth in postpaid connections driven by increased sales of smartphones, tablets and other Internet devices. We expect that retail postpaid average revenue per account (ARPA) will continue to increase as connections migrate from basic phones to smartphones and from our 3G network to our 4G LTE network, and as the average number of connections per account increases, which we expect to be driven by our More Everything plans that allow for the sharing of data among up to 10 devices. We expect that our future service revenue growth will be substantially derived from an increase in the usage of innovative wireless smartphones, tablets and other Internet devices in addition to our pricing structure that will encourage customers to continue adding data-enabled devices onto existing accounts. We expect that continued emphasis on increasing smartphone penetration, including continuing to migrate customers from basic phones to smartphones and from 3G devices to 4G LTE devices, will positively impact our revenue.

We expect FiOS broadband and video penetration to positively impact our Mass Markets revenue and subscriber base. We also expect Strategic services revenues to continue to grow as we derive additional enterprise revenues from cloud, security and other solutions-based services and customers continue to migrate their services to Private IP and other strategic networking services, although we have experienced decelerating revenue growth within our Strategic services business. We believe the trend in these growth areas as well as our offerings in telematics and video streaming will help offset the continuing decline in revenues in our Wireline segment related to retail voice connection losses as a result of wireless substitution as well as the continued decline in our legacy wholesale and enterprise markets.

Operating Costs and Expenses

We anticipate our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment and sales commission costs. In addition, we expect content costs for our FiOS video services to continue to increase. However, we expect to achieve certain cost efficiencies in 2014 and beyond as data traffic continues to migrate to our lower-cost 4G LTE network and as we continue to streamline our business processes with a focus on improving productivity and increasing profitability.

Capital Expenditures

Our 2014 capital program includes capital to fund advanced networks and services, including 4G LTE and FiOS, the continued expansion of our core networks, including our IP and data center enhancements, maintenance and support for our legacy voice networks and other expenditures to drive operating efficiencies. The level and the timing of the Company’s capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are replacing copper wire with fiber-optic cable which will not alter our capital program but should result in lower maintenance costs in the future. Capital expenditures were $16.6 billion in 2013 and $16.2 billion in 2012, respectively. We believe that we have significant discretion over the amount and timing of our capital expenditures on a Company-wide basis as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events. We expect capital expenditures in 2014 to be in the range of approximately $16.5 billion to $17.0 billion and we also expect our capital expenditures as a percentage of revenue to decline in 2014 from 2013 levels.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support continued profitable growth, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon’s Board of Directors increased the Company’s quarterly dividend by 2.9% during 2013, making this the seventh consecutive year in which we have raised our dividend. After the closing of the Wireless Transaction, our Provision for income taxes is expected to increase due to our 100% ownership of Verizon Wireless. We also expect our cash taxes paid to increase due to our 100% ownership of Verizon Wireless, and to a much lesser degree, due to bonus depreciation not being extended beyond December 31, 2013. Additionally, our Interest expense is expected to increase as a result of the debt issued to finance the Wireless Transaction. As a result of these factors, we expect Cash Flows from Operations to be negatively impacted in 2014. Partially offsetting these negative impacts to Cash Flows from Operations will be the discontinuation of cash distributions from Verizon Wireless to Vodafone, which have historically reduced our Cash Flows from Financing Activities.

Our goal is to use our cash to create long-term value for our shareholders. We will continue to look for investment opportunities that will help us to grow the business. We expect to use our cash to reduce our debt levels, pay dividends to our shareholders and, when appropriate, buy back shares of our outstanding common stock (see “Cash Flows from Financing Activities”) and invest in spectrum licenses (see “Cash Flows from Investing Activities”). During 2013, we purchased 3.50 million shares under our share buyback authorization. There were no repurchases of common stock during 2012 or 2011.

Consolidated Results of Operations

In this section, we discuss our overall results of operations and highlight items of a non-operational nature that are not included in our segment results. We have two reportable segments, Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. In “Segment Results of Operations,” we review the performance of our two reportable segments.

Corporate, eliminations and other includes unallocated corporate expenses such as certain pension and other employee benefit related costs, intersegment eliminations recorded in consolidation, the results of other businesses such as our investments in unconsolidated businesses, lease financing and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance. We believe that this presentation assists users of our financial statements in better understanding our results of operations and trends from period to period.

Consolidated Revenues

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Wireless
Service revenue	$69,033	$63,733	$59,157	$5,300	8.3%	$4,576	7.7%
Equipment and other	11,990	12,135	10,997	(145)	(1.2)	1,138	10.3

Total	81,023	75,868	70,154	5,155	6.8	5,714	8.1
Wireline
Mass Markets	17,328	16,702	16,337	626	3.7	365	2.2
Global Enterprise	14,703	15,299	15,622	(596)	(3.9)	(323)	(2.1)
Global Wholesale	6,714	7,240	7,973	(526)	(7.3)	(733)	(9.2)
Other	478	539	750	(61)	(11.3)	(211)	(28.1)

Total	39,223	39,780	40,682	(557)	(1.4)	(902)	(2.2)
Corporate, eliminations and other	304	198	39	106	53.5	159	nm

Consolidated Revenues	$120,550	$115,846	$110,875	$4,704	4.1	$4,971	4.5

nm – not meaningful

2013 Compared to 2012

The increase in consolidated revenues during 2013 compared to 2012 was primarily due to higher revenues at Wireless, as well as higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise at our Wireline segment. Partially offsetting these increases were lower Global Enterprise Core and Global Wholesale revenues at our Wireline segment.

Wireless’ revenues increased $5.2 billion, or 6.8%, during 2013 compared to 2012 due to growth in service revenue. Service revenue increased during 2013 compared to 2012 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections as well as the continued increase in penetration of smartphones, tablets and other Internet devices through our Share Everything plans. Retail postpaid connection net additions decreased during 2013 compared to 2012 primarily due to an increase in our retail postpaid connection churn rate, partially offset by an increase in retail postpaid connection gross additions. Retail postpaid connections per account increased as of December 31, 2013 compared to December 31, 2012 primarily due to the increased penetration of tablets and other Internet devices.

Wireline’s revenues decreased $0.6 billion, or 1.4%, during 2013 compared to 2012 primarily driven by declines in Global Enterprise Core and Global Wholesale, partially offset by higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise.

Mass Markets revenues increased $0.6 billion, or 3.7%, during 2013 compared to 2012 due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased $0.6 billion, or 3.9%, during 2013 compared to 2012 primarily due to a decline in Core customer premise equipment revenues and lower voice services and data networking revenues. This decrease was partially offset by growth in Strategic services revenues, primarily due to an increase in advanced services, such as contact center solutions, IP communications, and our cloud and data center offerings as well as revenue from a telematics services business that we acquired in the third quarter of 2012.

Global Wholesale revenues decreased $0.5 billion, or 7.3%, during 2013 compared to 2012 primarily due to a decline in traditional voice revenues as a result of decreased minutes of use (MOUs) and a decline in domestic wholesale connections, partially offset by continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers.

Other revenues decreased during 2013 compared to 2012 primarily due to reduced volumes outside of our network footprint.

2012 Compared to 2011

The increase in consolidated revenues during 2012 compared to 2011 was primarily due to higher revenues at Wireless, as well as higher Mass Markets revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise at our Wireline segment. Partially offsetting these increases were lower Global Wholesale and Global Enterprise Core revenues at our Wireline segment.

Wireless’ revenues increased during 2012 compared to 2011 due to growth in both service and equipment and other revenue. Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of smartphones. Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices. In 2012, the increase in retail postpaid connection net additions was primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflect the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

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

Mass Markets revenues increased during 2012 compared to 2011 due to the expansion of FiOS services as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

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

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a decline in domestic wholesale connections, partially offset by continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers.

Other revenues decreased during 2012 compared to 2011 primarily due to reduced volumes outside of our network footprint.

Consolidated Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Cost of services and sales	$44,887	$46,275	$45,875	$(1,388)	(3.0)%	$400	0.9%
Selling, general and administrative expense	27,089	39,951	35,624	(12,862)	(32.2)	4,327	12.1
Depreciation and amortization expense	16,606	16,460	16,496	146	0.9	(36)	(0.2)

Consolidated Operating Expenses	$88,582	$102,686	$97,995	$(14,104)	(13.7)	$4,691	4.8

Consolidated operating expenses decreased during 2013 primarily due to non-operational credits recorded in 2013 as well as non-operational charges recorded in 2012 (see “Other Items”). Consolidated operating expenses increased during 2012 primarily due to higher non-operational charges (see “Other Items”) as well as increased operating expenses at Wireless.

2013 Compared to 2012

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

Cost of services and sales decreased during 2013 compared to 2012 primarily due to a decrease in cost of equipment sales, decreased data roaming, a decline in cost of data services and a decrease in network connection costs at our Wireless segment, as well as a decrease in costs related to customer premise equipment, a decline in access costs and the net effect of storm-related insurance recoveries at our Wireline segment. Partially offsetting these decreases were higher content costs associated with continued FiOS subscriber growth and vendor rate increases at our Wireline segment, as well as increases in cost of network services at our Wireless segment.

Selling, General and Administrative Expense

Selling, general and administrative expense includes: salaries and wages and benefits not directly attributable to a service or product; bad debt charges; taxes other than income taxes; advertising and sales commission costs; customer billing; call center and information technology costs; regulatory fees; professional service fees; and rent and utilities for administrative space. Also included are a portion of the aggregate customer care costs as discussed in “Cost of Services and Sales” above.

Selling, general and administrative expense decreased during 2013 compared to 2012 primarily due to the non-operational credits recorded in 2013 and declines in employee costs at our Wireline segment as well as the non-operational charges recorded in 2012 (see “Other Items”). This decrease was partially offset by higher sales commission expense at our Wireless segment.

Depreciation and Amortization Expense

Depreciation and amortization expense increased during 2013 compared to 2012 primarily due to an increase in net depreciable assets at our Wireless segment and an increase in amortization expense at our Wireline segment. These increases were partially offset by a decline in net depreciable assets at our Wireline segment.

2012 Compared to 2011

Cost of Services and Sales

Cost of services and sales increased during 2012 compared to 2011 primarily due to higher cost of equipment sales, increased cost of network services and increased data roaming, partially offset by a decrease in cost for data services, a decrease in network connection costs and a decrease in the cost of long distance at our Wireless segment. Also contributing to the increase were higher content costs associated with continued FiOS subscriber growth and vendor rate increases, increased expenses related to our cloud and data center offering, higher costs related to FiOS installation as well as higher repair and maintenance expenses caused by storm-related events in 2012, partially offset by declines in access costs and customer premise equipment costs at our Wireline segment.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher non-operational charges (see “Other Items”) as well as higher sales commission expense and costs associated with regulatory fees at our Wireless segment.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2012 compared to 2011 primarily due to a decrease in depreciable assets at our Wireline segment, partially offset by an increase in amortization expense related to non-network software.

Non-operational (Credits) Charges

Non-operational (credits) charges included in operating expenses (see “Other Items”) were as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Gain on Spectrum License Transaction
Selling, general and administrative expense	$(278)	$–	$–

Severance, Pension and Benefit (Credits) Charges
Selling, general and administrative expense	(6,232)	7,186	5,954

Litigation Settlements
Selling, general and administrative expense	–	384	–

Other Costs
Cost of services and sales	–	40	–
Selling, general and administrative expense	–	236	–

	–	276	–

Total non-operating (credits) charges included in operating expenses	$(6,510)	$7,846	$5,954

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

Consolidated Adjusted EBITDA is calculated by excluding the effect of non-operational items from the calculation of Consolidated EBITDA. Management believes that this measure provides additional relevant and useful information to investors and other users of our financial data in evaluating the effectiveness of our operations and underlying business trends in a manner that is consistent with management’s evaluation of business performance. See “Other Items” for additional details regarding these non-operational items.

Operating expenses include pension and benefit related credits and/or charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment has been recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

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

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Consolidated Operating Income	$31,968	$13,160	$12,880
Add Depreciation and amortization expense	16,606	16,460	16,496

Consolidated EBITDA	48,574	29,620	29,376
Add (Less) Non-operating (credits) charges included in operating expenses	(6,510)	7,846	5,954

Consolidated Adjusted EBITDA	$42,064	$37,466	$35,330

The changes in Consolidated Operating Income, Consolidated EBITDA and Consolidated Adjusted EBITDA in the table above were primarily a result of the factors described in connection with operating revenues and operating expenses.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased $182 million, or 56.2% in 2013 compared to 2012 primarily due to lower earnings from operations at Vodafone Omnitel N.V. (Vodafone Omnitel). The decrease during 2013 was partially offset by an immaterial gain recorded by Verizon Wireless upon obtaining control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated.

Equity in earnings of unconsolidated businesses decreased $120 million, or 27.0%, in 2012 compared to 2011 primarily due to lower earnings from operations at Vodafone Omnitel and, to a lesser extent, the devaluation of the Euro against the U.S. dollar.

As part of the consideration of the Wireless Transaction, a subsidiary of Verizon sold its entire ownership interest in Vodafone Omnitel to a subsidiary of Vodafone on February 21, 2014.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Interest income	$64	$57	$68	$7	12.3%	$(11)	(16.2)%
Other, net	(230)	(1,073)	(82)	843	(78.6)	(991)	nm

Total	$(166)	$(1,016)	$(14)	$850	(83.7)	$(1,002)	nm

nm – not meaningful

Other income and (expense), net decreased during 2013 compared to 2012 primarily due to fees of $1.1 billion incurred in 2012 related to the early redemption of debt, partially offset by $0.2 billion of fees incurred during the fourth quarter of 2013 as a result of the termination of a bridge credit agreement upon the effectiveness of a term loan agreement (see “Other Items”).

Other income and (expense), net increased during 2012 compared to 2011 primarily driven by higher fees of $1.1 billion related to the early redemption of debt (see “Other Items”).

Interest Expense

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Total interest costs on debt balances	$3,421	$2,977	$3,269	$444	14.9%	$(292)	(8.9)%
Less Capitalized interest costs	754	406	442	348	85.7	(36)	(8.1)

Total	$2,667	$2,571	$2,827	$96	3.7	$(256)	(9.1)

Average debt outstanding	$65,959	$52,949	$55,629
Effective interest rate	5.2%	5.6%	5.9%

Total interest costs on debt balances increased during 2013 compared to 2012 primarily due to the issuance of $49.0 billion of fixed and floating rate notes to finance the Wireless Transaction (see “Acquisitions and Divestitures”) resulting in an increase in average debt as well as an incremental increase in interest expense of $0.7 billion, partially offset by a lower effective interest rate (see “Consolidated Financial Condition”). Capitalized interest costs were higher in 2013 primarily due to increases in wireless licenses that are currently under development.

Total interest costs on debt balances decreased during 2012 compared to 2011 primarily due to a $2.7 billion decrease in average debt (see “Consolidated Financial Condition”) and a lower effective interest rate. Capitalized interest costs were lower in 2012 primarily due to our ongoing deployment of the 4G LTE network.

Provision (Benefit) for Income Taxes

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Provision (Benefit) for income taxes	$5,730	$(660)	$285	$6,390	nm	$(945)	nm
Effective income tax rate	19.6%	(6.7)%	2.7%

nm – not meaningful

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. Our effective income tax rate is significantly lower than the statutory federal income tax rate for all years presented due to the inclusion of income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership within our income before the provision for income taxes. In 2013 and 2011, we recorded a tax provision on income before the provision for income taxes and when we included the income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes it resulted in our effective income tax rate being 13.7 percentage points lower during 2013 and 7.9 percentage points lower during 2011. In 2012, we recorded a tax benefit on income before the provision for income taxes, which resulted in a negative effective income tax rate. In this circumstance, including the income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes resulted in our negative effective tax rate being 300.3 percentage points higher during 2012.

Verizon completed the acquisition of Vodafone’s 45% indirect ownership interest in Verizon Wireless on February 21, 2014. Our provision for income taxes and effective income tax rate subsequent to the closing will reflect the change in Verizon’s ownership interest in Verizon Wireless. Our provision for income taxes and effective income tax rate will increase subsequent to the closing due to the inclusion of the provision for income taxes previously attributable to Vodafone’s ownership interest.

The effective income tax rate for 2013 was 19.6% compared to (6.7)% for 2012. The increase in the effective income tax rate and provision for income taxes was primarily due to higher income before income taxes as a result of severance, pension and benefit credits recorded during 2013 compared to lower income before income taxes as a result of severance, pension and benefit charges as well as early debt redemption costs recorded during 2012.

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension, and benefit charges as well as early debt redemption costs recorded during 2012.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 12 to the consolidated financial statements.

Net Income Attributable to Noncontrolling Interests

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Net income attributable to noncontrolling interests	$12,050	$9,682	$7,794	$2,368	24.5%	$1,888	24.2%

The increases in Net income attributable to noncontrolling interests during 2013 compared to 2012 and 2012 compared to 2011 were due to higher earnings in our Verizon Wireless segment, which had a 45% noncontrolling partnership interest attributable to Vodafone as of December 31, 2013.

We expect Net income attributable to noncontrolling interests to decline substantially in 2014 as a result of the Wireless Transaction (see “Acquisitions and Divestitures”). The noncontrolling interests that remained after the completion of the Wireless Transaction primarily relate to wireless partnerships.

Segment Results of Operations

We have two reportable segments, Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income. The use of segment operating income is consistent with the chief operating decision maker’s assessment of segment performance.

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

Wireless Segment EBITDA service margin, also presented below, is calculated by dividing Wireless Segment EBITDA by Wireless service revenues. Wireless Segment EBITDA service margin utilizes service revenues rather than total revenues. Service revenues primarily exclude equipment revenues in order to reflect the impact of providing service to the wireless customer base on an ongoing basis. Wireline EBITDA margin is calculated by dividing Wireline EBITDA by total Wireline revenues. You can find additional information about our segments in Note 13 to the consolidated financial statements.

Wireless

Our Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless. Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Verizon Wireless provides wireless communications services across one of the most extensive wireless networks in the United States. As of December 31, 2013, Verizon owned a controlling 55% interest in Verizon Wireless and Vodafone owned the remaining 45%. On February 21, 2014, the Wireless Transaction was completed, and Verizon acquired 100% ownership of Verizon Wireless.

We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid connections represent individual lines of service for which a customer is billed in advance a monthly access charge in return for a monthly network service allowance, and usage beyond the allowance is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless services without a long-term contract or credit verification by paying for all services in advance.

All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues and Selected Operating Statistics

				(dollars in millions, except ARPA)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Retail service	$66,334	$61,440	$56,660	$4,894	8.0%	$4,780	8.4%
Other service	2,699	2,293	2,497	406	17.7	(204)	(8.2)

Service revenue	69,033	63,733	59,157	5,300	8.3	4,576	7.7
Equipment and other	11,990	12,135	10,997	(145)	(1.2)	1,138	10.3

Total Operating Revenues	$81,023	$75,868	$70,154	$5,155	6.8	$5,714	8.1

Connections (‘000):(1)
Retail connections	102,799	98,230	92,167	4,569	4.7	6,063	6.6
Retail postpaid connections	96,752	92,530	87,382	4,222	4.6	5,148	5.9

Net additions in period (‘000):(2)
Retail connections	4,472	5,917	4,624	(1,445)	(24.4)	1,293	28.0
Retail postpaid connections	4,118	5,024	4,252	(906)	(18.0)	772	18.2

Churn Rate:
Retail connections	1.27%	1.19%	1.26%
Retail postpaid connections	0.97%	0.91%	0.95%

Account Statistics:
Retail postpaid ARPA	$153.93	$144.04	$134.51	$9.89	6.9	$9.53	7.1
Retail postpaid accounts (‘000):(1)	35,083	35,057	34,561	26	0.1	496	1.4
Retail postpaid connections per account(1)	2.76	2.64	2.53	0.12	4.5	0.11	4.3

(1)	As of end of period
(2)	Excluding acquisitions and adjustments

2013 Compared to 2012

The increase in Wireless’ total operating revenues of $5.2 billion, or 6.8%, during 2013 compared to 2012 was primarily the result of growth in service revenue.

Accounts and Connections

Retail (non-wholesale) postpaid accounts represent retail customers under contract with Verizon Wireless that are directly served and managed by Verizon Wireless and use its branded services. Accounts include Share Everything plans and corporate accounts, as well as legacy single connection plans and family plans. A single account may receive monthly wireless services for a variety of connected devices. Retail connections represent our retail customer device connections. Churn is the rate at which service to connections is terminated.

Retail connections under an account may include smartphones, basic phones, tablets and other Internet devices, as well as Home Phone Connect and Home Fusion. We expect to continue to experience retail connection growth based on the strength of our product offerings and network service quality.

Retail postpaid connection net additions decreased during 2013 compared to 2012 primarily due to an increase in our retail postpaid connection churn rate, partially offset by an increase in retail postpaid connection gross additions.

Retail Postpaid Connections per Account

Retail postpaid connections per account is calculated by dividing the total number of retail postpaid connections by the number of retail postpaid accounts as of the end of the period. Retail postpaid connections per account increased 4.5% as of December 31, 2013 compared to December 31, 2012 primarily due to the increased penetration of tablets and other Internet devices.

Service Revenue

Service revenue increased $5.3 billion, or 8.3%, during 2013 compared to 2012 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections as well as the continued increase in penetration of smartphones, tablets and other Internet devices through our Share Everything plans. The penetration of smartphones was driven by the activation of smartphones by new customers as well as existing customers migrating from basic phones to smartphones.

The increase in retail postpaid ARPA (the average revenue per account from retail postpaid accounts) during 2013 compared to 2012 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. As of December 31, 2013, we experienced a 4.5% increase in retail postpaid connections per account compared to 2012, with smartphones representing 70% of our retail postpaid phone base as of December 31, 2013 compared to 58% as of December 31, 2012. The increased penetration in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 10.7% of our retail postpaid connection base as of December 31, 2013 compared to 9.3% as of December 31, 2012, primarily due to activations of tablets and other Internet devices. Additionally, during 2013, postpaid smartphone activations represented 86% of phones activated compared to 77% during 2012.

Other service revenue increased during 2013 compared to 2012 due to growth in wholesale connections, partially offset by a decrease in revenue related to third party roaming.

Equipment and Other Revenue

Equipment and other revenue decreased during 2013 compared to 2012 as a decline in regulatory fees was partially offset by an increase in revenue related to upgrade fees.

2012 Compared to 2011

The increase in Wireless’ total operating revenues during 2012 compared to 2011 was the result of growth in both service and equipment and other revenue.

Accounts and Connections

Retail connection net additions increased during 2012 compared to 2011 primarily due to an increase in retail postpaid and prepaid connection gross additions and improvements in our retail connections churn rate. Higher retail postpaid connection gross additions during 2012 primarily reflected the launch of our Share Everything plans coupled with new device introductions during the second half of 2012.

Retail Postpaid Connections per Account

Retail postpaid connections per account increased during 2012 compared to 2011 primarily due to the increased use of tablets and other Internet devices.

Service Revenue

Service revenue increased during 2012 compared to 2011 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections of 5.1 million in 2012, as well as the continued increase in penetration of smartphones. This increased penetration also contributed to the increase in our retail postpaid ARPA.

The increase in retail postpaid ARPA during 2012 compared to 2011 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. During 2012, we experienced a 4.3% increase in retail postpaid connections per account compared to 2011, with smartphones representing 58% of our retail postpaid phone base as of December 31, 2012 compared to 43.5% as of December 31, 2011. The increase in retail postpaid connections per account was primarily due to increases in Internet data devices, which represented 9.3% of our retail postpaid connection base as of December 31, 2012 compared to 8.1% as of December 31, 2011 primarily due to strong sales of tablets and JetpacksTM.

Other service revenue decreased during 2012 compared to 2011 primarily as a result of a decrease in third party roaming revenue.

Equipment and Other Revenue

Equipment and other revenue increased during 2012 compared to 2011 primarily due to increases in device upgrade fees, regulatory fees and equipment sales.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Cost of services and sales	$23,648	$24,490	$24,086	$(842)	(3.4)%	$404	1.7%
Selling, general and administrative expense	23,176	21,650	19,579	1,526	7.0	2,071	10.6
Depreciation and amortization expense	8,202	7,960	7,962	242	3.0	(2)	–

Total Operating Expenses	$55,026	$54,100	$51,627	$926	1.7	$2,473	4.8

Cost of Services and Sales

Cost of services and sales decreased during 2013 compared to 2012 primarily due to a decrease in cost of equipment sales of $0.4 billion, which was partially due to a decline in postpaid upgrades, decreased data roaming, a decline in cost of data services and a decrease in network connection costs due to the deployment of Ethernet backhaul facilities primarily targeted at sites upgrading to 4G LTE, partially offset by an increase in cost of network services.

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

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2013 compared to 2012 primarily due to higher sales commission expense in our indirect channel. Indirect sales commission expense increased $1.1 billion during 2013 compared to 2012 primarily as a result of increases in indirect gross additions and upgrades, as well as the average commission per unit, as the mix of units continues to shift toward smartphones and more customers activate data services.

Selling, general and administrative expense increased during 2012 compared to 2011 primarily due to higher sales commission expense in our indirect channel as well as costs associated with regulatory fees. Indirect sales commission expense increased $1.3 billion during 2012 compared to 2011 primarily as a result of increases in the average commission per unit, as the mix of units continued to shift toward smartphones and more customers activated data services.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense during 2013 compared to 2012 was primarily driven by an increase in net depreciable assets. Depreciation and amortization expense was essentially unchanged during 2012 compared to 2011.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Segment Operating Income	$25,997	$21,768	$18,527	$4,229	19.4%	$3,241	17.5%
Add Depreciation and amortization expense	8,202	7,960	7,962	242	3.0	(2)	–

Segment EBITDA	$34,199	$29,728	$26,489	$4,471	15.0	$3,239	12.2

Segment operating income margin	32.1%	28.7%	26.4%
Segment EBITDA service margin	49.5%	46.6%	44.8%

The changes in the table above during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses.

Non-recurring or non-operational items excluded from Wireless’ Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Gain on spectrum license transaction	$(278)	$–	$–
Severance, pension and benefit (credits) charges	(61)	37	76

	$(339)	$37	$76

Wireline

Our Wireline segment provides voice, data and video communications products and enhanced services including broadband video and data, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

Operating Revenues and Selected Operating Statistics

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Consumer retail	$14,737	$14,043	$13,606	$694	4.9%	$437	3.2%
Small business	2,591	2,659	2,731	(68)	(2.6)	(72)	(2.6)

Mass Markets	17,328	16,702	16,337	626	3.7	365	2.2
Strategic services	8,420	8,052	7,575	368	4.6	477	6.3
Core	6,283	7,247	8,047	(964)	(13.3)	(800)	(9.9)

Global Enterprise	14,703	15,299	15,622	(596)	(3.9)	(323)	(2.1)
Global Wholesale	6,714	7,240	7,973	(526)	(7.3)	(733)	(9.2)
Other	478	539	750	(61)	(11.3)	(211)	(28.1)

Total Operating Revenues	$39,223	$39,780	$40,682	$(557)	(1.4)	$(902)	(2.2)

Connections (‘000):(1)
Total voice connections	21,085	22,503	24,137	(1,418)	(6.3)	(1,634)	(6.8)

Total Broadband connections	9,015	8,795	8,670	220	2.5	125	1.4
FiOS Internet subscribers	6,072	5,424	4,817	648	11.9	607	12.6
FiOS Video subscribers	5,262	4,726	4,173	536	11.3	553	13.3

(1) As of end of period

Wireline’s revenues decreased $0.6 billion, or 1.4%, during 2013 compared to 2012 primarily driven by declines in Global Enterprise Core and Global Wholesale, partially offset by higher Consumer retail revenues driven by FiOS services and increased Strategic services revenues within Global Enterprise.

Mass Markets

Mass Markets operations provide broadband services (including high-speed Internet, FiOS Internet and FiOS Video services), local exchange (basic service and end-user access) and long distance (including regional toll) voice services to residential and small business subscribers.

2013 Compared to 2012

Mass Markets revenues increased $0.6 billion, or 3.7%, during 2013 compared to 2012 primarily due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

During 2013, we grew our subscriber base by 0.6 million FiOS Internet subscribers and by 0.5 million FiOS Video subscribers, while also consistently improving penetration rates within our FiOS service areas. As of December 31, 2013, we achieved penetration rates of 39.5% and 35.0% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 37.3% and 33.3% for FiOS Internet and FiOS Video, respectively, at December 31, 2012.

The increase in Mass Markets revenues, driven by FiOS services, was partially offset by the decline of local exchange revenues primarily due to a 5.2% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, VoIP, broadband and cable services. Total voice connections include traditional switched access lines in service as well as FiOS digital voice connections. There was also a decline in Small business retail voice connections, primarily reflecting competition and a shift to both IP and high-speed circuits.

2012 Compared to 2011

Mass Markets revenues increased during 2012 compared to 2011 primarily due to the expansion of FiOS services (Voice, Internet and Video) as well as changes in our pricing strategy adopted in 2012, partially offset by the continued decline of local exchange revenues.

We continued to grow our subscriber base and improved penetration rates within our FiOS service areas during 2012. Also contributing to the increase in revenue from FiOS services were changes in our pricing strategy adopted in 2012. As of December 31, 2012, we achieved penetration rates of 37.3% and 33.3% for FiOS Internet and FiOS Video, respectively, compared to penetration rates of 35.5% and 31.5% for FiOS Internet and FiOS Video, respectively, at December 31, 2011.

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

2013 Compared to 2012

Global Enterprise revenues decreased $0.6 billion, or 3.9%, during 2013 compared to 2012 primarily due to a $0.5 billion, or 27.1%, decline in Core customer premise equipment revenues as well as lower voice services and data networking revenues, which consist of traditional circuit-based services such as frame relay, private line and Asynchronous Transfer Mode (ATM) services. These core services declined in 2013 compared to 2012 as our customer base continued to migrate to next generation IP services. The decline in customer premise equipment revenues reflected our focus on improving margins by continuing to de-emphasize sales of equipment that are not part of an overall enterprise solutions bundle. The decline is also due to lower revenue from public sector customers. This decrease was partially offset by growth in Strategic services revenues, which increased $0.4 billion, or 4.6%, during 2013 compared to 2012 primarily due to growth in advanced services, such as contact center solutions, IP communications and our cloud and data center offerings, as well as revenue from a telematics services business that we acquired in the third quarter of 2012.

2012 Compared to 2011

Global Enterprise revenues decreased during 2012 compared to 2011 primarily due to lower local services and traditional circuit-based revenues, a decline in customer premise equipment revenues and the unfavorable impact of foreign currency translation. Core services declined compared to the similar period in 2011 as our customer base continued to migrate to next generation IP services. The decline in customer premise equipment revenues reflected our focus on improving margins by continuing to de-emphasize sales of equipment that are not part of an overall enterprise solutions bundle. This decrease was partially offset by higher Strategic services revenues. Strategic services revenues increased primarily due to growth in advanced services, such as managed network solutions, contact center solutions, IP communications and our cloud and data center offerings.

Global Wholesale

Global Wholesale provides communications services including data, voice and local dial tone and broadband services primarily to local, long distance and other carriers that use our facilities to provide services to their customers.

2013 Compared to 2012

Global Wholesale revenues decreased $0.5 billion, or 7.3%, during 2013 compared to 2012 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a 5.2% decline in domestic wholesale connections. The traditional voice product reductions are primarily due to competitors de-emphasizing their local market initiatives coupled with the effect of technology substitution. Also contributing to the decline in voice revenues is the continuing contraction of market rates due to competition. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers. As a result of the customer upgrades, the number of core data circuits experienced an 11.3% decline compared to the similar period in 2012.

2012 Compared to 2011

Global Wholesale revenues decreased during 2012 compared to 2011 primarily due to a decline in traditional voice revenues as a result of decreased MOUs and a 5.3% decline in domestic wholesale connections. The traditional voice product reductions are primarily due to the continued impact of competitors de-emphasizing their local market initiatives coupled with the impact of technology substitution. Also contributing to the decline in voice revenues is the elimination of low margin international products and the continuing contraction of market rates due to competition. Partially offsetting the overall decrease in wholesale revenue was a continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities as well as Ethernet migrations from other core customers. As a result of the customer upgrades, the number of core data circuits experienced a 9.6% decline compared to the similar period in 2011. We expect Global Wholesale revenue to continue to decline approximately 10% per quarter compared to the similar period in 2011, as we believe that the continued decline in core products will only be partially offset by growth in Ethernet and IP services.

Other

Other revenues include such services as local exchange and long distance services outside of our network footprint and operator services which are no longer being marketed. The decrease in revenues from other services during 2013 and 2012 was primarily due to reduced volumes outside of our network footprint.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Cost of services and sales	$21,928	$22,413	$22,158	$(485)	(2.2)%	$255	1.2%
Selling, general and administrative expense	8,595	8,883	9,107	(288)	(3.2)	(224)	(2.5)
Depreciation and amortization expense	8,327	8,424	8,458	(97)	(1.2)	(34)	(0.4)

Total Operating Expenses	$38,850	$39,720	$39,723	$(870)	(2.2)	$(3)	–

Cost of Services and Sales

Cost of services and sales decreased during 2013 compared to 2012, primarily due to a decrease in costs related to customer premise equipment which reflected our focus on improving margins by de-emphasizing sales of equipment that are not part of an overall enterprise solutions bundle, a decline in access costs resulting primarily from declines in overall wholesale long distance volumes and the net effect of storm-related insurance recoveries. These decreases were partially offset by higher content costs associated with continued FiOS subscriber growth and vendor rate increases.

Cost of services and sales increased during 2012 compared to 2011, primarily due to higher content costs associated with continued FiOS subscriber growth and vendor rate increases and increased expenses related to our cloud and data center offerings. Cost of services and sales was also impacted by higher costs related to FiOS installation, as well as higher repair and maintenance expenses caused by storm-related events in 2012 compared to 2011. The increases were partially offset by a decline in access costs primarily from management actions to reduce exposure to unprofitable international wholesale routes and declines in overall wholesale long distance volumes. Costs related to customer premise equipment also decreased, which reflected our focus on improving margins by de-emphasizing sales of equipment that are not part of an overall enterprise solutions bundle.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2013 compared to 2012 primarily due to declines in employee costs, primarily as a result of reduced headcount, and declines in rent expenses, partially offset by higher transaction and property tax expenses.

Selling, general and administrative expense decreased during 2012 compared to 2011 primarily due to lower allocations related to centralized administrative functions, and to a lesser extent, lower property and transaction tax expenses and employee costs.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2013 compared to 2012, as well as 2012 compared to 2011, due to decreases in net depreciable assets, partially offset by an increase in amortization expense related to non-network software.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2013	2012	2011	2013 vs. 2012		2012 vs. 2011
Segment Operating Income	$373	$60	$959	$313	nm	$(899)	(93.7)%
Add Depreciation and amortization expense	8,327	8,424	8,458	(97)	(1.2)%	(34)	(0.4)

Segment EBITDA	$8,700	$8,484	$9,417	$216	2.5	$(933)	(9.9)

Segment operating income margin	1.0%	0.2%	2.4%
Segment EBITDA margin	22.2%	21.3%	23.1%

nm – not meaningful

The changes in Wireline’s Operating income, Segment EBITDA and Segment EBITDA margin during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses.

During 2012, $0.1 billion of non-recurring or non-operational items were excluded from Wireline’s Operating income.

Other Items

Gain on Spectrum License Transaction

During the third quarter of 2013, after receiving the required regulatory approvals, Verizon Wireless sold 39 lower 700 MHz B block spectrum licenses to AT&T in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, we received $0.5 billion of AWS licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2013.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the gain on the spectrum license transaction described above.

Wireless Transaction Costs

During 2013, as a result of the Wireless Transaction, we recorded costs of $0.9 billion primarily for interest expense of $0.7 billion related to the issuance of the new notes, as well as $0.2 billion in fees primarily in connection with the bridge credit agreement (see “Consolidated Financial Condition”).

Severance, Pension and Benefit (Credits) Charges

During 2013, we recorded net pre-tax severance, pension and benefits credits of approximately $6.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2012 to a weighted-average of 5.0% at December 31, 2013 ($4.3 billion), lower than assumed retiree medical costs and other assumption adjustments ($1.4 billion) and the difference between our estimated return on assets of 7.5% at December 31, 2012 and our actual return on assets of 8.6% at December 31, 2013 ($0.5 billion).

During 2012, we recorded net pre-tax severance, pension and benefits charges of approximately $7.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5% at December 31, 2011 to a weighted-average of 4.2% at December 31, 2012 ($5.3 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.5% and our actual return on assets of 10% ($0.7 billion). As part of this charge, we also recorded $1.0 billion related to the annuitization of pension liabilities (see “Employee Benefit Plan Funded Status and Contributions”) as well as severance charges of $0.4 billion primarily for approximately 4,000 management employees.

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

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the severance, pension and benefit (credits) charges presented above.

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

Litigation Settlements

In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the following six years an additional $0.2 billion.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (See “Consolidated Results of Operations”) excludes the litigation settlement costs presented above.

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Cash Flows Provided By (Used In)
Operating activities	$38,818	$31,486	$29,780
Investing activities	(14,833)	(20,502)	(17,250)
Financing activities	26,450	(21,253)	(5,836)

Increase (Decrease) In Cash and Cash Equivalents	$50,435	$(10,269)	$6,694

We use the net cash generated from our operations to fund network expansion and modernization, repay external financing, pay dividends, repurchase Verizon common stock from time to time and invest in new businesses. Our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements. The cash portion of the purchase price for the Wireless Transaction was primarily funded by the incurrence of third-party indebtedness, including the issuance of $49.0 billion aggregate principal amount of fixed and floating rate notes and other indebtedness (see “Acquisitions and Divestitures”). We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional investments or development activities or to maintain an appropriate capital structure to ensure our financial flexibility. Our cash and cash equivalents are primarily held domestically in diversified accounts and are invested to maintain principal and liquidity. Accordingly, we do not have significant exposure to foreign currency fluctuations.

The volatility in world debt and equity markets has not had a significant effect on our ability to access external financing. Our available external financing arrangements include credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. We may also issue short-term debt through an active commercial paper program and have a $6.2 billion credit facility to support such commercial paper issuances. In addition, during 2013, we entered into a $2.0 billion 364-day revolving credit agreement.

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations, primarily from our Wireless segment. Net cash provided by operating activities during 2013 increased by $7.3 billion compared to 2012 primarily due to higher consolidated earnings, lower pension contributions and improved working capital levels. The increase in net cash provided by operating activities in 2013 was partially offset by net distributions of $0.3 billion received from Vodafone Omnitel in 2012.

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

Capital expenditures, including capitalized software, were as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Wireless	$9,425	$8,857	$8,973
Wireline	6,229	6,342	6,399
Other	950	976	872

	$16,604	$16,175	$16,244

Total as a percentage of revenue	13.8%	14.0%	14.7%

Capital expenditures increased at Wireless in 2013 compared to 2012 in order to substantially complete the build-out of our 4G LTE network. Capital expenditures declined at Wireline as a result of decreased legacy spending requirements and a decline in spending on our FiOS network.

Capital expenditures declined slightly at Wireless in 2012 compared to 2011 due to the decreased investment in the capacity of our wireless EV-DO network, partially offset by the increased build-out of our 4G LTE network. Capital expenditures declined slightly at Wireline due to lower legacy spending requirements.

Acquisitions

During 2013, 2012 and 2011, we invested $0.6 billion, $4.3 billion and $0.2 billion, respectively, in acquisitions of wireless licenses. During 2013, 2012 and 2011, we also invested $0.5 billion, $0.9 billion and $1.8 billion, respectively, in acquisitions of investments and businesses, net of cash acquired.

During the fourth quarter of 2013, Verizon acquired an industry leader in content delivery networks for $0.4 billion. We expect the acquisition will increase our ability to meet the growing demand for online digital media content. Additionally, we acquired a technology and television cloud company for cash consideration that was not significant. In February 2014, Verizon acquired a business dedicated to the development of cloud television products and services for cash consideration that was not significant.

During 2012, we paid approximately $4.3 billion to acquire wireless licenses primarily to meet future LTE capacity needs and enable LTE expansion. Additionally, during 2012, we acquired HUGHES Telematics, a provider of telematics services, for $0.6 billion. See “Acquisitions and Divestitures” for additional details.

During April 2011, we paid approximately $1.4 billion for the equity of Terremark, which was partially offset by $0.1 billion of cash acquired (see “Acquisitions and Divestitures”). See “Cash Flows From Financing Activities” regarding the debt obligations of Terremark that were repaid during May 2011. In addition, during 2011, we acquired various wireless licenses and markets as well as a provider of cloud software technology for cash consideration that was not significant.

Dispositions

During 2013, we completed the sale of 700 MHz lower B block spectrum licenses and as a result, we received proceeds of $2.1 billion. Additionally, on January 6, 2014, we announced agreements with T-Mobile USA, Inc. (T-Mobile USA) pursuant to which we will dispose of our remaining 700 MHz A block spectrum licenses, and as a result of these agreements we expect to receive cash consideration of approximately $2.4 billion and additional spectrum. See “Acquisitions and Divestitures” for additional information.

During 2012, we received $0.4 billion related to the sale of some of our 700 MHz lower A and B block spectrum licenses. We acquired these licenses as part of Federal Communications Commission (FCC) Auction 73 in 2008.

Other, net

During 2011, Other, net primarily included proceeds related to the sales of long-term investments, which were not significant to our consolidated statements of income.

Cash Flows Provided by (Used In) Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. During 2013, 2012 and 2011, net cash provided by (used in) financing activities was $26.5 billion, $(21.3) billion and $(5.8) billion, respectively.

2013

During March 2013, we issued $0.5 billion aggregate principal amount of floating rate Notes due 2015 in a private placement resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds were used for the repayment of commercial paper.

During April 2013, $1.25 billion of 5.25% Verizon Communications Notes matured and were repaid. During May 2013, $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. During June 2013, $0.5 billion of 4.375% Verizon Communications Notes and $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. In addition, during June 2013, we redeemed $0.25 billion of 7.15% Verizon Maryland LLC Debentures due May 2023 at a redemption price of 100% of the principal amount of the debentures.

During September 2013, in connection with the Wireless Transaction, we issued $49.0 billion aggregate principal amount of fixed and floating rate notes resulting in cash proceeds of approximately $48.7 billion, net of discounts and issuance costs. The issuances consisted of the following: $2.25 billion aggregate principal amount of floating rate Notes due 2016 that bear interest at a rate equal to three-month London Interbank Offered Rate (LIBOR) plus 1.53% which rate will be reset quarterly, $1.75 billion aggregate principal amount of floating rate Notes due 2018 that bear interest at a rate equal to three-month LIBOR plus 1.75% which rate will be reset quarterly, $4.25 billion aggregate principal amount of 2.50% Notes due 2016, $4.75 billion aggregate principal amount of 3.65% Notes due 2018, $4.0 billion aggregate principal amount of 4.50% Notes due 2020, $11.0 billion aggregate principal amount of 5.15% Notes due 2023, $6.0 billion aggregate principal amount of 6.40% Notes due 2033 and $15.0 billion aggregate principal amount of 6.55% Notes due 2043 (collectively, the new notes). The proceeds of the new notes were used to finance, in part, the Wireless Transaction and to pay related fees and expenses. As a result of the issuance of the new notes, we incurred interest expense related to the Wireless Transaction of $0.7 billion during 2013.

During October 2013, $0.3 billion of 4.75% Verizon New England Inc. Debentures matured and were repaid.

During November 2013, $1.25 billion of 7.375% Verizon Wireless Notes and $0.2 billion of 6.5% Verizon Wireless Notes matured and were repaid. During November 2013, Verizon Wireless redeemed $3.5 billion of 5.55% Notes due February 1, 2014 at a redemption price of 101% of the principal amount of the notes and $0.3 billion of 6.70% Verizon New York Inc. Debentures due November 2023 at a redemption price of 100% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

During December 2013, we redeemed $0.2 billion of 7.0% Verizon New York Inc. Debentures due December 2033 at a redemption price of 100% of the principal amount of the debentures and $20 million of 7.0% Verizon Delaware LLC Debentures due December 2023 at a redemption price of 100% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2013 we utilized $0.2 billion under fixed rate vendor financing facilities.

During February 2014, we issued €1.75 billion aggregate principal amount of 2.375% Notes due 2022, €1.25 billion aggregate principal amount of 3.25% Notes due 2026 and £0.85 billion aggregate principal amount of 4.75% Notes due 2034. The issuance of these Notes resulted in cash proceeds of approximately $5.4 billion, net of discounts and issuance costs. The net proceeds were used, in part, to finance the Wireless Transaction. Any net proceeds not used to finance the Wireless Transaction will be used for general corporate purposes. Also, during February 2014, we issued $0.5 billion aggregate principal amount of 5.9% Retail Notes due 2054 resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds will be used for general corporate purposes.

Verizon Notes

During February 2014, in connection with the Wireless Transaction, we issued $5.0 billion aggregate principal amount of floating rate notes. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014 (see “Acquisitions and Divestitures”). The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%.

Term Loan Agreement

During October 2013, we entered into a term loan agreement with a group of major financial institutions pursuant to which we drew $6.6 billion in February 2014 to finance, in part, the Wireless Transaction and to pay transaction costs. Half of any loans under the term loan agreement have a maturity of three years and the other half have a maturity of five years (the 5-Year Loans). The 5-Year Loans provide for the partial amortization of principal during the last two years that they are outstanding. Loans under the term loan agreement bear interest at floating rates. The term loan agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, the term loan agreement requires us to maintain a leverage ratio (as defined in the term loan agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Bridge Credit Agreement

During September 2013, we entered into a $61.0 billion bridge credit agreement with a group of major financial institutions. The credit agreement provided us with the ability to borrow up to $61.0 billion to finance, in part, the Wireless Transaction and to pay related transaction costs. Following the September 2013 issuance of notes, borrowing availability under the bridge credit agreement was reduced to $12.0 billion. Following the effectiveness of the term loan agreement in October 2013, the bridge credit agreement was terminated in accordance with its terms and as such, the related fees of $0.2 billion were recognized in Other income and (expense), net during the fourth quarter of 2013.

2012

During January 2012, $1.0 billion of 5.875% Verizon New Jersey Inc. Debentures matured and were repaid. During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid. In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased and $0.35 billion principal amount of the notes remained outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

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

Special Distributions

In May 2013, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the second quarter of 2013 in proportion to their partnership interests on the payment date, in the aggregate amount of $7.0 billion. As a result, Vodafone received a cash payment of $3.15 billion and the remainder of the distribution was received by Verizon.

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

Other, net

The change in Other, net financing activities during 2013 compared to 2012 was primarily driven by higher distributions to Vodafone, which owned a 45% noncontrolling interest in Verizon Wireless as of December 31, 2013. The change in Other, net financing activities during 2012 compared to 2011 was primarily driven by higher distributions to Vodafone, and higher early debt redemption costs (see “Other Items”).

Dividends

The Verizon Board of Directors determines the appropriateness of the level of our dividend payments on a periodic basis by considering such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareowners. During the third quarter of 2013, the Board increased our quarterly dividend payment 2.9% to $.53 per share from $.515 per share in the same period of 2012. This is the seventh consecutive year that Verizon’s Board of Directors has approved a quarterly dividend increase. During the third quarter of 2012, the Board increased our quarterly dividend payment 3.0% to $.515 per share from $.50 per share in the same period of 2011. During the third quarter of 2011, the Board increased our quarterly dividend payment 2.6% to $.50 per share from $.4875 per share in the same period of 2010.

During 2013, we paid $5.9 billion in dividends compared to $5.2 billion in 2012 and $5.6 billion in 2011. As in prior periods, dividend payments were a significant use of capital resources. While the dividends declared per common share increased in 2012 compared to 2011, the total amount of cash dividends paid decreased during 2012 compared to the prior year as a portion of the dividends was satisfied through the issuance of common shares from Treasury stock (see “Common Stock”).

Credit Facilities

On August 13, 2013, we amended our $6.2 billion credit facility with a group of major financial institutions to extend the maturity date to August 12, 2017. As of December 31, 2013, the unused borrowing capacity under this credit facility was approximately $6.1 billion. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility to support the issuance of commercial paper, for the issuance of letters of credit and for general corporate purposes.

During October 2013, we entered into a $2.0 billion 364-day revolving credit agreement with a group of major financial institutions. Although effective as of October 2013, we could not draw on this revolving credit agreement prior to the completion of the Wireless Transaction. We may use borrowings under the 364-day credit agreement for general corporate purposes. The 364-day revolving credit agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, this agreement requires us to maintain a leverage ratio (as defined in the agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 24.6 million common shares issued from Treasury stock during 2012, related to dividend payments, which had an aggregate value of $1.0 billion. On February 3, 2011, the Board of Directors replaced the previously authorized share buyback program with a new program for the repurchase of up to 100 million common shares terminating no later than the close of business on February 28, 2014. The Board also determined that no additional shares were to be purchased under the prior program. During 2013, we repurchased $0.2 billion of our common stock under this program. There were no repurchases of common stock during 2012 or 2011.

As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares.

Credit Ratings

During the third quarter of 2013, Verizon’s credit ratings were downgraded by Moody’s Investors Service (Moody’s), Standard & Poor’s Ratings Services (Standard & Poor’s) and Fitch Ratings (Fitch) as a result of Verizon’s announcement of the agreement to acquire Vodafone’s 45% noncontrolling interest in Verizon Wireless for approximately $130 billion including the incurrence of third-party indebtedness to fund the cash portion of the purchase price for the Wireless Transaction. Moody’s downgraded Verizon’s long-term debt ratings one notch from A3 to Baa1, while Standard & Poor’s lowered its corporate credit rating and senior unsecured debt rating one notch from A- to BBB+ and Fitch lowered its long-term issuer default rating and senior unsecured debt rating one notch from A to A-.

Although the ratings downgrade is not expected to significantly impact our access to capital, it could increase both the cost of refinancing debt and the cost of financing any new capital requirements. Securities ratings assigned by rating organizations are expressions of opinion and are not recommendations to buy, sell or hold securities. A securities rating is subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Covenants

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, pay taxes, maintain insurance with responsible and reputable insurance companies, preserve our corporate existence, keep appropriate books and records of financial transactions, maintain our properties, provide financial and other reports to our lenders, limit pledging and disposition of assets and mergers and consolidations, and other similar covenants. Additionally, the term loan credit agreement and the 364-day revolving credit agreement require us to maintain a leverage ratio (as such term is defined in those agreements) not in excess of 3.50:1.00 until our credit ratings are equal to or higher than A3 and A-.

We and our consolidated subsidiaries are in compliance with all debt covenants.

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2013 totaled $53.5 billion, a $50.4 billion increase compared to Cash and cash equivalents at December 31, 2012 primarily as a result of the issuance of $49.0 billion aggregate principal amount of fixed and floating rate notes.

Our Cash and cash equivalents at December 31, 2012 totaled $3.1 billion, a $10.3 billion decrease compared to Cash and cash equivalents at December 31, 2011 as a result of the factors described in connection with our cash flows provided by operating activities, cash flows used in investing activities and cash flows used in financing activities.

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

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Net cash provided by operating activities	$38,818	$31,486	$29,780
Less Capital expenditures (including capitalized software)	16,604	16,175	16,244

Free cash flow	$22,214	$15,311	$13,536

The changes in free cash flow during 2013, 2012 and 2011 were a result of the factors described in connection with net cash provided by operating activities and capital expenditures.

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

Employer Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2013, contributions to our qualified pension plans were not material. During 2012 and 2011, we contributed $0.9 billion and $0.4 billion, respectively, to our qualified pension plans, excluding the pension annuitization discussed above. We also contributed $0.1 billion, $0.2 billion and $0.1 billion to our nonqualified pension plans in 2013, 2012 and 2011, respectively.

In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have adopted a liability driven pension strategy that seeks to better match cash flows from investments with projected benefit payments. We expect that the strategy will reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries, however, we also expect the strategy to result in lower asset returns. Based on this strategy and the funded status of the plans at December 31, 2013, we expect the minimum required qualified pension plan contribution in 2014 to be $1.2 billion. Nonqualified pension contributions are estimated to be approximately $0.2 billion in 2014.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $1.4 billion, $1.5 billion and $1.4 billion to our other postretirement benefit plans in 2013, 2012 and 2011, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $1.4 billion in 2014.

Leasing Arrangements

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 37 years as of December 31, 2013. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with U.S. GAAP. All recourse debt is reflected in our consolidated balance sheets.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2013. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$92,851	$3,395	$13,466	$16,252	$59,738
Capital lease obligations(2)	293	91	92	49	61

Total long-term debt, including current maturities	93,144	3,486	13,558	16,301	59,799
Interest on long-term debt(1)	74,938	4,816	9,419	8,609	52,094
Operating leases(2)	12,190	2,255	3,723	2,464	3,748
Purchase obligations(3)	33,440	19,724	8,778	4,163	775
Other long-term liabilities(4)	4,404	2,825	1,579	–	–

Total contractual obligations	$218,116	$33,106	$37,057	$31,537	$116,416

(1)	Items included in long-term debt with variable coupon rates are described in Note 8 to the consolidated financial statements.

(2)	See Note 7 to the consolidated financial statements.

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

We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $2.1 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 12 to the consolidated financial statements).

Guarantees

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses (see Note 16 to the consolidated financial statements).

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2013, $3.1 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, which will occur, among other things, if the operating telephone company is no longer a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2013, $1.7 billion principal amount of these obligations remained outstanding (see Note 8 to the consolidated financial statements).

As of December 31, 2013 letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding (see Note 16 to the consolidated financial statements).

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

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2013, approximately 92% of the aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.1 billion. The interest rates on our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2013 and 2012. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

	(dollars in millions)
At December 31, 2013	Fair Value	Fair Value assuming + 100 basis point shift	Fair Value assuming -100 basis point shift
Long-term debt and related derivatives	$103,103	$95,497	$111,910

At December 31, 2012
Long-term debt and related derivatives	$61,045	$56,929	$65,747

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

During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments was recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations. During the second quarter of 2013, interest rate swaps with a notional value of $1.25 billion matured and the impact to our consolidated financial statements was not material. During the third quarter of 2013, we entered into interest rate swaps with a total notional value of $1.8 billion. At December 31, 2013 and 2012, the fair value of these interest rate swaps was not material. At December 31, 2013, the total notional amount of these interest rate swaps was $1.8 billion. The ineffective portion of these interest rate swaps was not material at December 31, 2013.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during the fourth quarter of 2013, we entered into forward interest rate swaps with a notional value of $2.0 billion. We designated these contracts as cash flow hedges. The fair value of these contracts was not material at December 31, 2013.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive income in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2013, our primary translation exposure was to the British Pound Sterling, the Euro, the Australian Dollar and the Japanese Yen.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2013 or December 31, 2012. During 2013 and 2012 the gains with respect to these swaps were not material.

During February 2014, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $5.4 billion of Euro and British Pound Sterling denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses.

Critical Accounting Estimates and Recent Accounting Standards

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements is as follows:

•

Wireless licenses and Goodwill are a significant component of our consolidated assets. Both our wireless licenses and goodwill are treated as indefinite-lived intangible assets and, therefore are not amortized, but rather are tested for impairment annually in the fourth fiscal quarter, unless there are events or changes in circumstances during an interim period that indicate these assets may not be recoverable. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. We do not believe that reasonably likely adverse changes in our assumptions and estimates would result in an impairment charge as of our latest impairment testing date. However, if there is a substantial and sustained adverse decline in our operating profitability, we may have impairment charges in future years. Any such impairment charge could be material to our results of operations and financial condition.

Wireless Licenses

The carrying value of our wireless licenses was approximately $75.7 billion as of December 31, 2013. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. In 2013, we performed a qualitative impairment assessment to determine whether it is more likely than not that the fair value of our wireless licenses was less than the carrying amount. As part of our assessment we considered several qualitative factors including the business enterprise value of Wireless, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA margin projections), the projected financial performance of Wireless, as well as other factors. Based on our assessment in 2013, we qualitatively concluded that it was more likely than not that the fair value of our wireless licenses significantly exceeded their carrying value and therefore, did not result in an impairment.

In 2012 and 2011, our quantitative impairment test consisted of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our wireless licenses was less than the aggregated carrying amount of the wireless licenses then an impairment charge would have been recognized. Our annual quantitative impairment tests for 2012 and 2011 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

In 2012 and 2011, using a quantitative assessment, we estimated the fair value of our wireless licenses using a direct income based valuation approach. This approach uses a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result we were required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We considered current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represented our estimate of the weighted-average cost of capital (WACC), or expected return, that a marketplace participant would have required as of the valuation date. We developed the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporated our estimate of the expected return a marketplace participant would have required as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represented our estimate of the marketplace’s long-term growth rate.

Goodwill

At December 31, 2013, the balance of our goodwill was approximately $24.6 billion, of which $18.4 billion was in our Wireless segment and $6.2 billion was in our Wireline segment. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. Our operating segments, Wireless and Wireline, are deemed to be our reporting units for purposes of goodwill impairment testing. The fair value of Wireless significantly exceeded its carrying value and the fair value of Wireline exceeded its carrying value. Accordingly, our annual impairment tests for 2013, 2012 and 2011 did not result in an impairment.

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

•

We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2013, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2013 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2013*
Pension plans discount rate	+0.50	$(1,105)
	-0.50	1,224

Rate of return on pension plan assets	+1.00	(166)
	-1.00	166

Postretirement plans discount rate	+0.50	(1,332)
	-0.50	1,486

Rate of return on postretirement plan assets	+1.00	(26)
	-1.00	26

Health care trend rates	+1.00	2,539
	-1.00	(2,086)

*

In determining its pension and other postretirement obligation, the Company used a weighted-average discount rate of 5.0%. The rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2013. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.3 billion par outstanding).

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

•

Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record plant, property and equipment at cost. We depreciate plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our plant, property and equipment would result in a decrease to our 2013 depreciation expense of $1.8 billion and that a one-year decrease would result in an increase of approximately $2.1 billion in our 2013 depreciation expense.

Recent Accounting Standards

In July 2013, the accounting standard update relating to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists was issued. The standard update provides that a liability related to an unrecognized tax benefit should be offset against same jurisdiction deferred tax assets for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. We will adopt this standard update during the first quarter of 2014. We are currently evaluating the consolidated balance sheet impact related to this standard update.

Acquisitions and Divestitures

Wireless

Wireless Transaction

On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone’s indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless (the Partnership, and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion.

On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. In consideration for the Transferred Shares, upon completion of the Wireless Transaction, Verizon (i) paid approximately $58.89 billion in cash, (ii) issued approximately $60.15 billion of Verizon’s common stock, par value $0.10 per share (the Stock Consideration), (iii) issued senior unsecured Verizon notes in an aggregate principal amount of $5.0 billion (the Verizon Notes), (iv) sold Verizon’s indirectly owned 23.1% interest in Vodafone Omnitel N.V. (Omnitel, and such interest, the Omnitel Interest), valued at $3.5 billion and (v) provided other consideration of approximately $2.5 billion. As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares. The total cash paid to Vodafone and the other costs of the Wireless Transaction, including financing, legal and bank fees, were financed through the incurrence of third-party indebtedness (see “Consolidated Financial Condition”).

In accordance with the accounting standard on consolidation, a change in a parent’s ownership interest while the parent retains a controlling financial interest in its subsidiary is accounted for as an equity transaction and remeasurement of assets and liabilities of previously controlled and consolidated subsidiaries is not permitted. As a result, we will account for the Wireless Transaction by adjusting the carrying amount of the noncontrolling interest to reflect the change in Verizon’s ownership interest in Verizon Wireless. Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to Verizon.

Omnitel Transaction

On February 21, 2014, Verizon and Vodafone also implemented the sale of the Omnitel Interest (the Omnitel Transaction) by a subsidiary of Verizon to a subsidiary of Vodafone in connection with the Wireless Transaction pursuant to a separate share purchase agreement. We will recognize a gain on the disposal of the Omnitel interest in the first quarter of 2014.

Verizon Notes

The Verizon Notes were issued pursuant to Verizon’s existing indenture. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014. The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%. The indenture that governs the Verizon Notes contains certain negative covenants, including a negative pledge covenant and a merger or similar transaction covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. An event of default for either series of the Verizon Notes may result in acceleration of the entire principal amount of all debt securities of that series. Beginning two years after the closing of the Wireless Transaction, Verizon may redeem all or any portion of the outstanding Verizon Notes held by Vodafone or any of its affiliates for a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Verizon Notes may only be transferred by Vodafone to third parties in specified amounts during specified periods, commencing January 1, 2017. The Verizon Notes held by third parties will not be redeemable. Verizon has agreed to file a registration statement with respect to the Verizon Notes at least three months prior to the Verizon Notes becoming transferable.

Other Consideration

Included in the other consideration paid to Vodafone is the indirect assumption of long-term obligations with respect to 5.143% Class D and Class E cumulative preferred stock issued by one of the Purchased Entities. Both the Class D (825,000 shares outstanding) and Class E shares (825,000 shares outstanding) are mandatorily redeemable in April 2020 at $1,000 per share plus any accrued and unpaid dividends. Dividends accrue at 5.143% per annum and will be treated as interest expense. Both the Class D and Class E shares will be classified as liability instruments and will be recorded at fair value as determined at the closing of the Wireless Transaction.

Spectrum License Transactions

Since 2012, we have entered into several strategic spectrum transactions including:

•

During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional 4G LTE capacity:

¡

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

¡

Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA. As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and PCS licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile USA and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

•

During the first quarter of 2013, we completed license exchange transactions with T-Mobile License LLC and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain Advanced Wireless Services (AWS) licenses. These non-cash exchanges include a number of intra-market swaps that we expect will enable Verizon Wireless to make more efficient use of the AWS band. As a result of these exchanges, we received an aggregate $0.5 billion of AWS licenses at fair value and recorded an immaterial gain.

•

During the third quarter of 2013, after receiving the required regulatory approvals, Verizon Wireless sold 39 lower 700 MHz B block spectrum licenses to AT&T in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, we received $0.5 billion of AWS licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2013.

•

During the fourth quarter of 2013, we entered into license exchange agreements with T-Mobile USA to exchange certain AWS and PCS licenses. These non-cash exchanges, which are subject to approval by the FCC and other customary closing conditions, are expected to close in the first half of 2014. The exchange includes a number of swaps that we expect will result in more efficient use of the AWS and PCS bands. As a result of these agreements, $0.9 billion of Wireless licenses are classified as held for sale and included in Prepaid expenses and other on our consolidated balance sheet at December 31, 2013. Upon completion of the transaction, we expect to record an immaterial gain.

•

Subsequent to the transaction with T-Mobile USA in the fourth quarter of 2013, on January 6, 2014, we announced two agreements with T-Mobile USA with respect to our remaining 700 MHz A block spectrum licenses. Under one agreement, we will sell certain of these licenses to T-Mobile USA in exchange for cash consideration of approximately $2.4 billion, and under the second agreement we will exchange the remainder of these licenses for AWS and PCS spectrum licenses. These transactions are subject to the approval of the FCC as well as other customary closing conditions. These transactions are expected to close in the middle of 2014.

Other

During 2013, we acquired various other wireless licenses and markets for cash consideration that was not significant. Additionally, we obtained control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated, which resulted in an immaterial gain. We recorded $0.2 billion of goodwill as a result of these transactions.

Wireline

HUGHES Telematics, Inc.

During July 2012, we acquired HUGHES Telematics for approximately $12 per share in cash for a total acquisition price of $0.6 billion. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics’ operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a tender offer followed by a “short-form” merger under Delaware law through which Terremark became a wholly-owned subsidiary of Verizon. The acquisition enhanced Verizon’s offerings to business and government customers globally.

Other

During the fourth quarter of 2013, Verizon acquired an industry leader in content delivery networks for $0.4 billion. We expect the acquisition will increase our ability to meet the growing demand for online digital media content. Upon closing, we recorded $0.3 billion of goodwill. Additionally, we acquired a technology and television cloud company for cash consideration that was not significant. The consolidated financial statements include the results of the operations of each of these acquisitions from the date each acquisition closed.

On January 21, 2014, Verizon announced an agreement to acquire a business dedicated to the development of cloud television products and services for cash consideration that was not significant. The transaction, which was completed in February 2014, is expected to accelerate the availability of next-generation video services.

Other Factors That May Affect Future Results

Regulatory and Competitive Trends

Regulatory and Competitive Landscape

Verizon operates in a regulated and highly competitive market. Current and potential competitors include other voice and data service providers such as other wireless companies, traditional telephone companies, cable companies, Internet service providers, software and application providers, and other non-traditional companies. Many of these companies have a strong market presence, brand recognition, and existing customer relationships, all of which contribute to intensifying competition and may affect our future revenue growth. Some of our competitors also are subject to fewer regulatory constraints than Verizon. For many services offered by Verizon, the FCC is our primary regulator. The FCC has jurisdiction over interstate telecommunications services and other matters under the Communications Act of 1934, as amended (Communications Act or Act). Other Verizon services are subject to state and local regulation.

FCC Regulation

Broadband

Verizon offers many different broadband and Internet access services. The FCC has adopted a series of orders that impose lesser regulatory requirements on broadband services than apply to older voice and slower data services. For example certain facility unbundling requirements that apply to narrowband facilities of traditional telephone companies do not apply to broadband facilities. In addition, the FCC concluded that both wireline and wireless broadband Internet access services qualify as largely deregulated information services. Our broadband Internet access services are subject to various attempts to impose so-called “network neutrality” rules, some of which were affirmed and others vacated on appeal in early 2014. Verizon has been and remains committed to the open Internet which provides consumers with competitive choices and unblocked access to lawful websites and content when, where, and how they want. This will not change in light of the court’s decision. Our commitment applies to broadband Internet access services provided over both our wireline and wireless networks and can be found on our website at http://responsibility.verizon.com/broadband-commitment.

Video

Verizon offers a multi-channel video service that is regulated like traditional cable service. The FCC has a body of rules that apply to cable operators, and these rules also generally apply to Verizon. In addition, the Act generally requires companies to obtain a local cable franchise, and the FCC has adopted rules that interpret and implement this requirement. In areas where Verizon offers its facilities-based multichannel video services, Verizon has typically been required to obtain a franchise from local authorities.

Wireline Voice

Verizon offers many different wireline voice services, including traditional telephone service and other services that rely on newer technologies such as VoIP. For regulatory purposes, legacy telephone services are generally considered to be “common carrier” services. Common carrier services are subject to heightened regulatory oversight with respect to rates, terms and conditions, and other aspects of the services. The FCC has not decided the regulatory classification of VoIP but has said VoIP service providers must comply with certain rules, such as 911 capabilities and law enforcement assistance requirements.

Wireless Services

The FCC regulates several aspects of Verizon Wireless’ operations. Generally, the FCC has jurisdiction over the construction, operation, acquisition, and transfer of wireless communications systems. And all wireless services require use of radio frequency spectrum, the assignment and distribution of which is subject to FCC oversight. Verizon Wireless anticipates that it will need additional spectrum to meet future demand. It can meet spectrum needs by purchasing licenses or leasing spectrum from others, or by participating in a competitive bidding process for new spectrum from the FCC. Both processes are subject to certain reviews, approvals, and potential conditions.

Today, Verizon Wireless holds FCC spectrum licenses that allow it to provide a wide range of mobile and fixed communications services, including both voice and data services. FCC spectrum licenses typically have a term of 10 years, at which time they are subject to renewal. While the FCC has routinely renewed all of Verizon Wireless’ licenses, challenges could be raised in the future. If a wireless license were revoked or not renewed, Verizon Wireless would not be permitted to provide services on the spectrum. Some of our licenses require us to comply with so-called “open access” FCC regulations, which generally require licensees of particular spectrum to allow customers to use devices and applications of their choice, subject to certain technical limitations. The FCC has also imposed certain specific mandates on wireless carriers including construction and geographic coverage requirements, technical operating standards, provision of enhanced 911 services, roaming obligations, and requirements for wireless tower and antenna facilities.

The Communications Act imposes restrictions on foreign ownership of U.S. wireless systems. The FCC has approved the foreign ownership in Verizon that has resulted from the Wireless Transaction. In addition, Verizon Wireless, Verizon and Vodafone entered into an agreement with the federal government that imposes national security and law enforcement-related obligations on the ways in which Verizon Wireless stores information and otherwise conducts its business.

Intercarrier Compensation and Network Access

The FCC regulates some of the rates that carriers pay each other for the exchange voice traffic (particularly traditional wireline traffic) over different networks and other aspects of interconnection for some voice services. In many instances, Verizon makes payments to other providers, and in turn Verizon receives some payments from other carriers. In 2011, the FCC issued a broad reform order changing, among other things, the framework for many of the per-minute rates that carriers charge each other for the exchange of voice traffic. The new rules gradually reduce many of these rates to zero. This order is subject to pending reconsideration petitions and appeals. The FCC also regulates some of the rates and terms and conditions for certain wireline “special access” and other services and network facilities. Verizon is both a seller and a buyer of these services. For example, on the wireline side Verizon sells wholesale circuits to other voice and data service providers. On the wireless side, Verizon purchases special access and other services to transport traffic to and from cell towers. In addition, as required by the Act, Verizon unbundles certain wireline network elements and makes these facilities and services available to other network providers.

Universal Service

The Communications Act charges the FCC with ensuring that certain groups and areas have access to communications services, including rural and other high-cost areas, low income subscribers, schools and libraries, rural health-care organizations, and deaf and hard-of-hearing individuals. The FCC established different subsidy and discount programs to achieve these goals. To pay for these programs, the FCC requires contributions from providers such as Verizon based on reported revenues for certain services. Verizon also receives some payments from some of these programs but is a net payer into them.

State Regulation and Local Regulation

Wireline Services

State public utility commissions regulate Verizon’s telephone operations with respect to certain telecommunications intrastate matters. Verizon operates as an “incumbent local exchange carrier” in 14 states. These incumbent operations are subject to various levels of pricing flexibility and other state oversight and requirements. Verizon also has other wireline operations that are more lightly regulated. In addition, as a video services operator in many states, Verizon has been required to obtain a cable franchise from local government entities, or in some cases a state-wide franchise, and to comply with certain one-time and ongoing obligations as a result.

Wireless Services

The Communications Act generally preempts regulation by state and local governments of the entry of, or the rates charged by, wireless carriers. The Act does not prohibit states from regulating the other “terms and conditions” of wireless service. For example, some states attempt to regulate wireless customer billing matters and impose reporting requirements. Several states also have laws or regulations that address safety issues (e.g., use of wireless handsets while driving) and taxation matters. In addition, wireless tower and antenna facilities are often subject to state and local zoning and land use regulation, and securing approvals for new or modified facilities is often a lengthy and expensive process.

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

The following important factors, along with those discussed elsewhere in this report and in other filings with the Securities and Exchange Commission (SEC), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements:

•	the ability to realize the expected benefits of the Wireless Transaction in the timeframe expected or at all;

•

an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing;

•	significantly increased levels of indebtedness as a result of the Wireless Transaction;

•	changes in tax laws or treaties, or in their interpretation;

•	adverse conditions in the U.S. and international economies;

•	material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact;

•	material changes in technology or technology substitution;

•	disruption of our key suppliers’ provisioning of products or services;

•	changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks;

•	breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance;

•	the effects of competition in the markets in which we operate;

•

changes in accounting assumptions that regulatory agencies, including the SEC may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings;

•	significant increases in benefit plan costs or lower investment returns on plan assets; and

•	the inability to implement our business strategies.

Report of Management on Internal Control Over Financial Reporting

We, the management of Verizon Communications Inc., are responsible for establishing and maintaining adequate internal control over financial reporting of the company. Management has evaluated internal control over financial reporting of the company using the criteria for effective internal control established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992.

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2013. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2013. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

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

/s/ Anthony T. Skiadas
Anthony T. Skiadas
Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries’ (Verizon) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 1992 (1992 framework) (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013 of Verizon and our report dated February 27, 2014 expressed an unqualified opinion thereon.

/s/	Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 27, 2014

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 27, 2014 expressed an unqualified opinion thereon.

/s/	Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 27, 2014

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2013	2012	2011
Operating Revenues	$120,550	$115,846	$110,875

Operating Expenses
Cost of services and sales (exclusive of items shown below)	44,887	46,275	45,875
Selling, general and administrative expense	27,089	39,951	35,624
Depreciation and amortization expense	16,606	16,460	16,496

Total Operating Expenses	88,582	102,686	97,995

Operating Income	31,968	13,160	12,880
Equity in earnings of unconsolidated businesses	142	324	444
Other income and (expense), net	(166)	(1,016)	(14)
Interest expense	(2,667)	(2,571)	(2,827)

Income Before (Provision) Benefit For Income Taxes	29,277	9,897	10,483
(Provision) Benefit for income taxes	(5,730)	660	(285)

Net Income	$23,547	$10,557	$10,198

Net income attributable to noncontrolling interests	$12,050	$9,682	$7,794
Net income attributable to Verizon	11,497	875	2,404

Net Income	$23,547	$10,557	$10,198

Basic Earnings Per Common Share
Net income attributable to Verizon	$4.01	$.31	$.85
Weighted-average shares outstanding (in millions)	2,866	2,853	2,833

Diluted Earnings Per Common Share
Net income attributable to Verizon	$4.00	$.31	$.85
Weighted-average shares outstanding (in millions)	2,874	2,862	2,839

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Net Income	$23,547	$10,557	$10,198

Other Comprehensive Income, net of taxes
Foreign currency translation adjustments	60	69	(119)
Unrealized gain (loss) on cash flow hedges	25	(68)	30
Unrealized gain (loss) on marketable securities	16	29	(7)
Defined benefit pension and postretirement plans	22	936	316

Other comprehensive income attributable to Verizon	123	966	220
Other comprehensive income (loss) attributable to noncontrolling interests	(15)	10	1

Total Comprehensive Income	$23,655	$11,533	$10,419

Comprehensive income attributable to noncontrolling interests	12,035	9,692	7,795
Comprehensive income attributable to Verizon	11,620	1,841	2,624

Total Comprehensive Income	$23,655	$11,533	$10,419

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
At December 31,	2013	2012
Assets
Current assets
Cash and cash equivalents	$53,528	$3,093
Short-term investments	601	470
Accounts receivable, net of allowances of $645 and $641	12,439	12,576
Inventories	1,020	1,075
Prepaid expenses and other	3,406	4,021

Total current assets	70,994	21,235

Plant, property and equipment	220,865	209,575
Less accumulated depreciation	131,909	120,933

	88,956	88,642

Investments in unconsolidated businesses	3,432	3,401
Wireless licenses	75,747	77,744
Goodwill	24,634	24,139
Other intangible assets, net	5,800	5,933
Other assets	4,535	4,128

Total assets	$274,098	$225,222

Liabilities and Equity
Current liabilities
Debt maturing within one year	$3,933	$4,369
Accounts payable and accrued liabilities	16,453	16,182
Other	6,664	6,405

Total current liabilities	27,050	26,956

Long-term debt	89,658	47,618
Employee benefit obligations	27,682	34,346
Deferred income taxes	28,639	24,677
Other liabilities	5,653	6,092

Equity
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 2,967,610,119 shares issued in both periods)	297	297
Contributed capital	37,939	37,990
Reinvested earnings (Accumulated deficit)	1,782	(3,734)
Accumulated other comprehensive income	2,358	2,235
Common stock in treasury, at cost	(3,961)	(4,071)
Deferred compensation – employee stock ownership plans and other	421	440
Noncontrolling interests	56,580	52,376

Total equity	95,416	85,533

Total liabilities and equity	$274,098	$225,222

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Cash Flows from Operating Activities
Net Income	$23,547	$10,557	$10,198
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	16,606	16,460	16,496
Employee retirement benefits	(5,052)	8,198	7,426
Deferred income taxes	5,785	(952)	(223)
Provision for uncollectible accounts	993	972	1,026
Equity in earnings of unconsolidated businesses, net of dividends received	(102)	77	36
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses
Accounts receivable	(843)	(1,717)	(966)
Inventories	56	(136)	208
Other assets	(143)	306	86
Accounts payable and accrued liabilities	925	1,144	(1,607)
Other, net	(2,954)	(3,423)	(2,900)

Net cash provided by operating activities	38,818	31,486	29,780

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(16,604)	(16,175)	(16,244)
Acquisitions of investments and businesses, net of cash acquired	(494)	(913)	(1,797)
Acquisitions of wireless licenses	(580)	(4,298)	(221)
Proceeds from dispositions of wireless licenses	2,111	363	–
Net change in short-term investments	63	27	35
Other, net	671	494	977

Net cash used in investing activities	(14,833)	(20,502)	(17,250)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	49,166	4,489	11,060
Repayments of long-term borrowings and capital lease obligations	(8,163)	(6,403)	(11,805)
Decrease in short-term obligations, excluding current maturities	(142)	(1,437)	1,928
Dividends paid	(5,936)	(5,230)	(5,555)
Proceeds from sale of common stock	85	315	241
Purchase of common stock for treasury	(153)	–	–
Special distribution to noncontrolling interest	(3,150)	(8,325)	–
Other, net	(5,257)	(4,662)	(1,705)

Net cash provided by (used in) financing activities	26,450	(21,253)	(5,836)

Increase (decrease) in cash and cash equivalents	50,435	(10,269)	6,694
Cash and cash equivalents, beginning of period	3,093	13,362	6,668

Cash and cash equivalents, end of period	$53,528	$3,093	$13,362

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2013		2012		2011
	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	2,967,610	$297	2,967,610	$297	2,967,610	$297

Balance at end of year	2,967,610	297	2,967,610	297	2,967,610	297

Contributed Capital
Balance at beginning of year		37,990		37,919		37,922
Other		(51)		71		(3)

Balance at end of year		37,939		37,990		37,919

Reinvested Earnings (Accumulated Deficit)
Balance at beginning of year		(3,734)		1,179		4,368
Net income attributable to Verizon		11,497		875		2,404
Dividends declared ($2.09, $2.03, $1.975) per share		(5,981)		(5,788)		(5,593)

Balance at end of year		1,782		(3,734)		1,179

Accumulated Other Comprehensive Income
Balance at beginning of year attributable to Verizon		2,235		1,269		1,049
Foreign currency translation adjustments		60		69		(119)
Unrealized gains (losses) on cash flow hedges		25		(68)		30
Unrealized gains (losses) on marketable securities		16		29		(7)
Defined benefit pension and postretirement plans		22		936		316

Other comprehensive income		123		966		220

Balance at end of year attributable to Verizon		2,358		2,235		1,269

Treasury Stock
Balance at beginning of year	(109,041)	(4,071)	(133,594)	(5,002)	(140,587)	(5,267)
Shares purchased	(3,500)	(153)	–	–	–	–
Employee plans (Note 15)	6,835	260	11,434	433	6,982	265
Shareowner plans (Note 15)	96	3	13,119	498	11	–

Balance at end of year	(105,610)	(3,961)	(109,041)	(4,071)	(133,594)	(5,002)

Deferred Compensation-ESOPs and Other
Balance at beginning of year		440		308		200
Restricted stock equity grant		152		196		146
Amortization		(171)		(64)		(38)

Balance at end of year		421		440		308

Noncontrolling Interests
Balance at beginning of year		52,376		49,938		48,343
Net income attributable to noncontrolling interests		12,050		9,682		7,794
Other comprehensive income (loss)		(15)		10		1

Total comprehensive income		12,035		9,692		7,795

Distributions and other		(7,831)		(7,254)		(6,200)

Balance at end of year		56,580		52,376		49,938

Total Equity		$95,416		$85,533		$85,908

See Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements Verizon Communications Inc. and Subsidiaries

Note 1

Description of Business and Summary of Significant Accounting Policies

Description of Business

Verizon Communications Inc. (Verizon or the Company) is a holding company, which acting through its subsidiaries is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies with a presence in over 150 countries around the world. We have two reportable segments, Wireless and Wireline. For further information concerning our business segments, see Note 13.

The Wireless segment provides wireless communications services across one of the most extensive wireless networks in the United States (U.S.) and has the largest fourth-generation (4G) Long-Term Evolution (LTE) technology and third-generation (3G) networks of any U.S. wireless service provider.

The Wireline segment provides voice, data and video communications products and enhanced services including broadband video and data, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries. For controlled subsidiaries that are not wholly-owned, the noncontrolling interests are included in Net income and Total equity. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in unconsolidated businesses in our consolidated balance sheets. Certain of our cost method investments are classified as available-for-sale securities and adjusted to fair value pursuant to the accounting standard related to debt and equity securities. All significant intercompany accounts and transactions have been eliminated.

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

Revenue Recognition

Multiple Deliverable Arrangements

In both our Wireless and Wireline segments, we offer products and services to our customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

Wireless

Our Wireless segment earns revenue primarily by providing access to and usage of its network. In general, access revenue is billed one month in advance and recognized when earned. Usage revenue is generally billed in arrears and recognized when service is rendered. Equipment sales revenue associated with the sale of wireless handsets and accessories is recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record the revenue gross at the time of the sale. For equipment sales, we generally subsidize the cost of wireless devices. The amount of this subsidy is generally contingent on the arrangement and terms selected by the customer. In multiple deliverable arrangements which involve the sale of equipment and a service contract, the equipment revenue is recognized up to the amount collected when the wireless device is sold.

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

There were a total of approximately 8 million, 9 million and 6 million stock options and restricted stock units outstanding included in the computation of diluted earnings per common share for the years ended December 31, 2013, 2012 and 2011, respectively. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share, because to do so would have been anti-dilutive for the period, were not significant for the years ended December 31, 2013 and 2012, respectively, and included approximately 19 million weighted-average shares for the years ended December 31, 2011.

As of December 31, 2013, we were authorized to issue up to 4.25 billion and 250 million shares of common stock and Series Preferred Stock, respectively. On January 28, 2014, at a special meeting of our shareholders, we received shareholder approval to increase our authorized shares of common stock by 2 billion shares to an aggregate of 6.25 billion authorized shares of common stock. On February 4, 2014, this authorization became effective.

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

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our local telephone operations, we determined that there were no changes necessary for average useful lives for 2013, 2012 and 2011. In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment at our wireless operations, we determined that changes were necessary to the remaining estimated useful lives as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in an increase in depreciation expense of $0.4 billion in 2011. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

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

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter or more frequently if impairment indicators are present. The Company has the option to perform a qualitative assessment to determine if the fair value of the entity is less than its carrying value. However, the Company may elect to perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. We have determined that in our case, the reporting units are our operating segments since that is the lowest level at which discrete, reliable financial and cash flow information is available. Step one compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment is recognized.

Intangible Assets Not Subject to Amortization

A significant portion of our intangible assets are wireless licenses that provide our wireless operations with the exclusive right to utilize designated radio frequency spectrum to provide wireless communication services. While licenses are issued for only a fixed time, generally ten years, such licenses are subject to renewal by the Federal Communications Commission (FCC). License renewals have occurred routinely and at nominal cost. Moreover, we have determined that there are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses. As a result, we treat the wireless licenses as an indefinite-lived intangible asset. We reevaluate the useful life determination for wireless licenses each year to determine whether events and circumstances continue to support an indefinite useful life.

We test our wireless licenses for potential impairment annually. In 2013, we performed a qualitative assessment to determine whether it is more likely than not that the fair value of our wireless licenses was less than the carrying amount. As part of our assessment, we considered several qualitative factors including the business enterprise value of Wireless, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA (Earnings before interest, taxes, depreciation and amortization) margin projections), the projected financial performance of Wireless, as well as other factors. In 2012 and 2011, our quantitative assessment consisted of comparing the estimated fair value of our wireless licenses to the aggregated carrying amount as of the test date. Using the quantitative assessment, we evaluated our licenses on an aggregate basis using a direct value approach. The direct value approach estimates fair value using a discounted cash flow analysis to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the licenses, an impairment is recognized.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially complete and the license is ready for its intended use.

Intangible Assets Subject to Amortization and Long-Lived Assets

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their estimated useful lives. All of our intangible assets subject to amortization and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision in their remaining useful lives.

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

We recognize a pension or a postretirement plan’s funded status as either an asset or liability on the consolidated balance sheets. Also, we measure any unrecognized prior service costs and credits that arise during the period as a component of Accumulated other comprehensive income, net of applicable income tax.

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

Recently Adopted Accounting Standards

During the first quarter of 2013, we adopted the accounting standard update regarding testing of intangible assets for impairment. This standard update allows companies the option to perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. An entity is not required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test unless the entity determines that it is more likely than not the asset is impaired. The adoption of this standard update did not have an impact on our consolidated financial statements.

During the first quarter of 2013, we adopted the accounting standard update regarding reclassifications out of Accumulated other comprehensive income. This standard update requires companies to report the effect of significant reclassifications out of Accumulated other comprehensive income on the respective line items in our consolidated statements of income if the amount being reclassified is required to be reclassified in its entirety to net income. For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference to other required disclosures that provide additional detail about those amounts. See Note 14 for additional details.

During the third quarter of 2013, we adopted the accounting standard update regarding the ability to use the Federal Funds Effective Swap Rate as a U.S. benchmark interest rate for hedge accounting purposes. Previously the interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate (LIBOR) were considered to be the only benchmark interest rates. The adoption of this standard update did not have a significant impact on our consolidated financial statements.

Recent Accounting Standards

In July 2013, the accounting standard update relating to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists was issued. The standard update provides that a liability related to an unrecognized tax benefit should be offset against same jurisdiction deferred tax assets for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. We will adopt this standard update during the first quarter of 2014. We are currently evaluating the consolidated balance sheet impact related to this standard update.

Note 2

Acquisitions and Divestitures

Wireless

Wireless Transaction

On September 2, 2013, Verizon entered into a stock purchase agreement (the Stock Purchase Agreement) with Vodafone Group Plc (Vodafone) and Vodafone 4 Limited (Seller), pursuant to which Verizon agreed to acquire Vodafone’s indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless (the Partnership, and such interest, the Vodafone Interest) for aggregate consideration of approximately $130 billion.

On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. In consideration for the Transferred Shares, upon completion of the Wireless Transaction, Verizon (i) paid approximately $58.89 billion in cash, (ii) issued approximately $60.15 billion of Verizon’s common stock, par value $0.10 per share (the Stock Consideration), (iii) issued senior unsecured Verizon notes in an aggregate principal amount of $5.0 billion (the Verizon Notes), (iv) sold Verizon’s indirectly owned 23.1% interest in Vodafone Omnitel N.V. (Omnitel, and such interest, the Omnitel Interest), valued at $3.5 billion and (v) provided other consideration of approximately $2.5 billion. As a result of the Wireless Transaction, Verizon issued approximately 1.27 billion shares. The total cash paid to Vodafone and the other costs of the Wireless Transaction, including financing, legal and bank fees, were financed through the incurrence of third-party indebtedness. See Note 8 for additional information.

In accordance with the accounting standard on consolidation, a change in a parent’s ownership interest while the parent retains a controlling financial interest in its subsidiary is accounted for as an equity transaction and remeasurement of assets and liabilities of previously controlled and consolidated subsidiaries is not permitted. As a result, we will account for the Wireless Transaction by adjusting the carrying amount of the noncontrolling interest to reflect the change in Verizon’s ownership interest in Verizon Wireless. Any difference between the fair value of the consideration paid and the amount by which the noncontrolling interest is adjusted will be recognized in equity attributable to Verizon.

Omnitel Transaction

On February 21, 2014, Verizon and Vodafone also implemented the sale of the Omnitel Interest (the Omnitel Transaction) by a subsidiary of Verizon to a subsidiary of Vodafone in connection with the Wireless Transaction pursuant to a separate share purchase agreement. We will recognize a gain on the disposal of the Omnitel interest in the first quarter of 2014.

Verizon Notes

The Verizon Notes were issued pursuant to Verizon’s existing indenture. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014. The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%. The indenture that governs the Verizon Notes contains certain negative covenants, including a negative pledge covenant and a merger or similar transaction covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. An event of default for either series of the Verizon Notes may result in acceleration of the entire principal amount of all debt securities of that series. Beginning two years after the closing of the Wireless Transaction, Verizon may redeem all or any portion of the outstanding Verizon Notes held by Vodafone or any of its affiliates for a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Verizon Notes may only be transferred by Vodafone to third parties in specified amounts during specified periods, commencing January 1, 2017. The Verizon Notes held by third parties will not be redeemable. Verizon has agreed to file a registration statement with respect to the Verizon Notes at least three months prior to the Verizon Notes becoming transferable.

Other Consideration

Included in the other consideration paid to Vodafone is the indirect assumption of long-term obligations with respect to 5.143% Class D and Class E cumulative preferred stock (Preferred Stock) issued by one of the Purchased Entities. Both the Class D (825,000 shares outstanding) and Class E shares (825,000 shares outstanding) are mandatorily redeemable in April 2020 at $1,000 per share plus any accrued and unpaid dividends. Dividends accrue at 5.143% per annum and will be treated as interest expense. Both the Class D and Class E shares will be classified as liability instruments and will be recorded at fair value as determined at the closing of the Wireless Transaction.

Pro Forma Information

The unaudited pro forma information presents the combined operating results of Verizon and the Vodafone Interest, with the results prior to the Wireless Transaction closing date adjusted to include the pro forma impact of: the elimination of the historical equity in earnings, net of tax, related to the investment in Omnitel; an adjustment to reflect interest expense associated with the additional indebtedness incurred and expected to be incurred in connection with the Wireless Transaction and outstanding as of the closing of the Wireless Transaction; an adjustment for the dividends on the Preferred Stock; an adjustment for the amortization of certain debt incurrence costs based on the contractual life of the underlying indebtedness; an adjustment to reflect changes in the provision for income taxes associated with the additional income attributable to Verizon and the benefit associated with the additional interest expense; the elimination of the historical net income attributable to noncontrolling interests, representing the noncontrolling interest in Verizon Wireless; and an adjustment to reflect the sum of all other adjustments to the pro forma condensed consolidated statements of income on net income attributable to Verizon.

The unaudited pro forma results are presented for illustrative purposes only. These pro forma results do not purport to be indicative of the results that would have actually been obtained if the Wireless Transaction had occurred as of January 1, 2012, nor does the pro forma data intend to be a projection of results that may be obtained in the future.

The following unaudited pro forma consolidated results of operations assume that the Wireless Transaction was completed as of January 1, 2012:

	(dollars in millions)
Years ended December 31,	2013	2012
Net income attributable to Verizon	$17,058	$4,449

Spectrum License Transactions

Since 2012, we have entered into several strategic spectrum transactions including:

•

During the third quarter of 2012, after receiving the required regulatory approvals, Verizon Wireless completed the following previously announced transactions in which we acquired wireless spectrum that will be used to deploy additional 4G LTE capacity:

¡

Verizon Wireless acquired Advanced Wireless Services (AWS) spectrum in separate transactions with SpectrumCo and Cox TMI Wireless, LLC for which it paid an aggregate of $3.9 billion at the time of the closings. Verizon Wireless has also recorded a liability of $0.4 billion related to a three-year service obligation to SpectrumCo’s members pursuant to commercial agreements executed concurrently with the SpectrumCo transaction.

¡

Verizon Wireless completed license purchase and exchange transactions with Leap Wireless, Savary Island Wireless, which is majority owned by Leap Wireless, and a subsidiary of T-Mobile USA, Inc. (T-Mobile USA). As a result of these transactions, Verizon Wireless received an aggregate $2.6 billion of AWS and Personal Communication Services (PCS) licenses at fair value and net cash proceeds of $0.2 billion, transferred certain AWS licenses to T-Mobile USA and a 700 megahertz (MHz) lower A block license to Leap Wireless, and recorded an immaterial gain.

•

During the first quarter of 2013, we completed license exchange transactions with T-Mobile License LLC and Cricket License Company, LLC, a subsidiary of Leap Wireless, to exchange certain AWS licenses. These non-cash exchanges include a number of intra-market swaps that we expect will enable Verizon Wireless to make more efficient use of the AWS band. As a result of these exchanges, we received an aggregate $0.5 billion of AWS licenses at fair value and recorded an immaterial gain.

•

During the third quarter of 2013, after receiving the required regulatory approvals, Verizon Wireless sold 39 lower 700 MHz B block spectrum licenses to AT&T Inc. (AT&T) in exchange for a payment of $1.9 billion and the transfer by AT&T to Verizon Wireless of AWS (10 MHz) licenses in certain markets in the western United States. Verizon Wireless also sold certain lower 700 MHz B block spectrum licenses to an investment firm for a payment of $0.2 billion. As a result, we received $0.5 billion of AWS licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2013.

•

During the fourth quarter of 2013, we entered into license exchange agreements with T-Mobile USA to exchange certain AWS and PCS licenses. These non-cash exchanges, which are subject to approval by the FCC and other customary closing conditions, are expected to close in the first half of 2014. The exchange includes a number of swaps that we expect will result in more efficient use of the AWS and PCS bands. As a result of these agreements, $0.9 billion of Wireless licenses are classified as held for sale and included in Prepaid expenses and other on our consolidated balance sheet at December 31, 2013. Upon completion of the transaction, we expect to record an immaterial gain.

•

Subsequent to the transaction with T-Mobile USA in the fourth quarter of 2013, on January 6, 2014, we announced two agreements with T-Mobile USA with respect to our remaining 700 MHz A block spectrum licenses. Under one agreement, we will sell certain of these licenses to T-Mobile USA in exchange for cash consideration of approximately $2.4 billion, and under the second agreement we will exchange the remainder of these licenses for AWS and PCS spectrum licenses. These transactions are subject to the approval of the FCC as well as other customary closing conditions. These transactions are expected to close in the middle of 2014.

Other

During 2013, we acquired various other wireless licenses and markets for cash consideration that was not significant. Additionally, we obtained control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated, which resulted in an immaterial gain. We recorded $0.2 billion of goodwill as a result of these transactions.

During 2012, we acquired various other wireless licenses and markets for cash consideration that was not significant and recorded $0.2 billion of goodwill as a result of these transactions.

Wireline

HUGHES Telematics, Inc.

During July 2012, we acquired HUGHES Telematics, Inc. (HUGHES Telematics) for approximately $12 per share in cash for a total acquisition price of $0.6 billion. As a result of the transaction, HUGHES Telematics became a wholly-owned subsidiary of Verizon. The consolidated financial statements include the results of HUGHES Telematics’ operations from the date the acquisition closed. Upon closing, we recorded approximately $0.6 billion of goodwill, $0.1 billion of other intangibles, and assumed the debt obligations of HUGHES Telematics, which were approximately $0.1 billion as of the date of acquisition, and which were repaid by Verizon. Had this acquisition been completed on January 1, 2012 or 2011, the results of the acquired operations of HUGHES Telematics would not have had a significant impact on the consolidated net income attributable to Verizon. The acquisition has accelerated our ability to bring more telematics offerings to market for existing and new customers.

The acquisition of HUGHES Telematics was accounted for as a business combination under the acquisition method. The cost of the acquisition was allocated to the assets and liabilities acquired based on their fair values as of the close of the acquisition, with the excess amount being recorded as goodwill.

Terremark Worldwide, Inc.

During April 2011, we acquired Terremark Worldwide, Inc. (Terremark), a global provider of information technology infrastructure and cloud services, for $19 per share in cash. Closing and other direct acquisition-related costs totaled approximately $13 million after-tax. The acquisition was completed via a tender offer followed by a “short-form” merger under Delaware law through which Terremark became a wholly-owned subsidiary of Verizon. The acquisition enhanced Verizon’s offerings to business and government customers globally.

The consolidated financial statements include the results of Terremark’s operations from the date the acquisition closed. Had this acquisition been consummated on January 1, 2011 the results of Terremark’s acquired operations would not have had a significant impact on the consolidated net income attributable to Verizon. The debt obligations of Terremark that were outstanding at the time of its acquisition by Verizon were repaid during May 2011.

Other

During the fourth quarter of 2013, Verizon acquired an industry leader in content delivery networks for $0.4 billion. We expect the acquisition will increase our ability to meet the growing demand for online digital media content. Upon closing, we recorded $0.3 billion of goodwill. Additionally, we acquired a technology and television cloud company for cash consideration that was not significant. The consolidated financial statements include the results of the operations of each of these acquisitions from the date each acquisition closed.

On January 21, 2014, Verizon announced an agreement to acquire a business dedicated to the development of cloud television products and services for cash consideration that was not significant. The transaction, which was completed in February 2014, is expected to accelerate the availability of next-generation video services.

Note 3

Wireless Licenses, Goodwill and Other Intangible Assets

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

(dollars in millions)
Balance at January 1, 2012	$73,250
Acquisitions (Note 2)	4,544
Capitalized interest on wireless licenses	205
Reclassifications, adjustments and other	(255)

Balance at December 31, 2012	$77,744
Acquisitions (Note 2)	579
Dispositions (Note 2)	(2,361)
Capitalized interest on wireless licenses	566
Reclassifications, adjustments and other	(781)

Balance at December 31, 2013	$75,747

Reclassifications, adjustments and other includes $0.9 billion of Wireless licenses that are classified as held for sale and included in Prepaid expenses and other on our consolidated balance sheet at December 31, 2013 as well as the exchanges of wireless licenses in 2013 and 2012. See Note 2 for additional details.

At December 31, 2013 and 2012, approximately $7.7 billion and $7.3 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs.

The average remaining renewal period of our wireless license portfolio was 5.1 years as of December 31, 2013. See Note 1 for additional details.

Goodwill

Changes in the carrying amount of Goodwill are as follows:

	(dollars in millions)
	Wireless	Wireline	Total
Balance at January 1, 2012	$17,963	$5,394	$23,357
Acquisitions (Note 2)	209	551	760
Reclassifications, adjustments and other	–	22	22

Balance at December 31, 2012	$18,172	$5,967	$24,139
Acquisitions (Note 2)	204	291	495

Balance at December 31, 2013	$18,376	$6,258	$24,634

The increase in Goodwill at Wireless at December 31, 2013 was primarily due to obtaining control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated. This resulted in an immaterial gain recorded during the year ended December 31, 2013. The increase in Goodwill at Wireline at December 31, 2013 was primarily due to the acquisition of a provider of content delivery networks.

Other Intangible Assets

The following table displays the composition of Other intangible assets, net:

					(dollars in millions)
	2013			2012
At December 31,	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (5 to 13 years)	$3,639	$(2,660)	$979	$3,556	$(2,338)	$1,218
Non-network internal-use software (3 to 7 years)	11,770	(7,317)	4,453	10,415	(6,210)	4,205
Other (2 to 25 years)	691	(323)	368	802	(292)	510

Total	$16,100	$(10,300)	$5,800	$14,773	$(8,840)	$5,933

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2013	$1,587
2012	1,540
2011	1,505

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2014	$1,486
2015	1,215
2016	971
2017	784
2018	619

Note 4

Plant, Property and Equipment

The following table displays the details of Plant, property and equipment, which is stated at cost:

		(dollars in millions)
At December 31,	Lives (years)	2013	2012
Land	–	$819	$859
Buildings and equipment	15-45	23,857	22,909
Central office and other network equipment	3-15	121,594	113,262
Cable, poles and conduit	11-50	55,240	53,761
Leasehold improvements	5-20	5,877	5,404
Work in progress	–	4,176	4,126
Furniture, vehicles and other	3-20	9,302	9,254

		220,865	209,575
Less accumulated depreciation		131,909	120,933

Total		$88,956	$88,642

Note 5

Investments in Unconsolidated Businesses

Our investments in unconsolidated businesses are comprised of the following:

	(dollars in millions)
At December 31,	Ownership	2013	2012
Equity Investees
Vodafone Omnitel	23.1%	$2,511	$2,200
Other	Various	818	1,106

Total equity investees		3,329	3,306

Cost Investees	Various	103	95

Total investments in unconsolidated businesses		$3,432	$3,401

Dividends and repatriations of foreign earnings received from these investees were not significant in 2013, $0.4 billion in 2012 and $0.5 billion in 2011. See Note 12 regarding undistributed earnings of our foreign subsidiaries.

Equity Method Investments

Vodafone Omnitel

Vodafone Omnitel N.V. (Vodafone Omnitel) is one of the largest wireless communications companies in Italy. At December 31, 2013 and 2012, our investment in Vodafone Omnitel included goodwill of $1.1 billion and $1.0 billion, respectively. As part of the consideration of the Wireless Transaction, a subsidiary of Verizon sold its entire ownership interest in Vodafone Omnitel to a subsidiary of Vodafone on February 21, 2014. See Note 2 for additional information.

Other Equity Investees

The remaining investments include wireless partnerships in the U.S., limited partnership investments in entities that invest in affordable housing projects and other smaller domestic and international investments.

Summarized Financial Information

Summarized financial information for our equity investees is as follows:

Balance Sheet

	(dollars in millions)
At December 31,	2013	2012
Current assets	$3,983	$3,516
Noncurrent assets	7,748	8,159

Total assets	$11,731	$11,675

Current liabilities	$4,692	$5,526
Noncurrent liabilities	5	5
Equity	7,034	6,144

Total liabilities and equity	$11,731	$11,675

Income Statement

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Net revenue	$8,984	$10,825	$12,668
Operating income	1,632	2,823	4,021
Net income	925	1,679	2,451

Note 6

Noncontrolling Interests

Noncontrolling interests in equity of subsidiaries were as follows:

	(dollars in millions)
At December 31,	2013	2012
Verizon Wireless	$55,465	$51,492
Wireless partnerships and other	1,115	884

	$56,580	$52,376

Wireless Joint Venture

Our Wireless segment is primarily comprised of Cellco Partnership doing business as Verizon Wireless (Verizon Wireless). Cellco Partnership is a joint venture formed in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. As of December 31, 2013, Verizon owned a controlling 55% interest in Verizon Wireless and Vodafone owned the remaining 45%. On February 21, 2014, Verizon completed the Wireless Transaction and acquired 100% ownership of Verizon Wireless. See Note 2 for additional information.

Special Distributions

In May 2013, the Board of Representatives of Verizon Wireless declared a distribution to its owners, which was paid in the second quarter of 2013 in proportion to their partnership interests on the payment date, in the aggregate amount of $7.0 billion. As a result, Vodafone received a cash payment of $3.15 billion and the remainder of the distribution was received by Verizon.

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

Note 7

Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 37 years as of December 31, 2013. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments receivable in accordance with U.S. GAAP. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, and industry and general economic conditions. The credit quality of our lessees varies from AAA to CCC+. For each reporting period the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. All significant accounts, individually or in the aggregate, are current and none are classified as impaired.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets, are comprised of the following:

				(dollars in millions)
At December 31,			2013			2012
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total

Minimum lease payments receivable	$1,069	$16	$1,085	$1,253	$58	$1,311
Estimated residual value	780	5	785	923	6	929
Unearned income	(589)	(4)	(593)	(654)	(10)	(664)

Total	$1,260	$17	$1,277	$1,522	$54	$1,576

Allowance for doubtful accounts			(90)			(99)

Finance lease receivables, net			$1,187			$1,477

Prepaid expenses and other			$5			$22
Other assets			1,182			1,455

			$1,187			$1,477

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $1.0 billion at December 31, 2013 and $1.2 billion at December 31, 2012.

The following table is a summary of the components of income from leveraged leases:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Pre-tax income	$34	$30	$61
Income tax expense	12	12	24

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with expected receipts relating to operating leases for the periods shown at December 31, 2013, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2014	$34	$197
2015	46	170
2016	114	142
2017	38	50
2018	56	23
Thereafter	797	19

Total	$1,085	$601

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $2.6 billion in 2013 and $2.5 billion in 2012 and 2011, respectively.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2013	2012
Capital leases	$353	$358
Less accumulated amortization	188	158

Total	$165	$200

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2013, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2014	$110	$2,255
2015	70	2,020
2016	54	1,703
2017	46	1,379
2018	20	1,085
Thereafter	83	3,748

Total minimum rental commitments	383	$12,190

Less interest and executory costs	90

Present value of minimum lease payments	293
Less current installments	91

Long-term obligation at December 31, 2013	$202

Note 8

Debt

Changes to debt during 2013 are as follows:

	(dollars in millions)
	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2013	$4,369	$47,618	$51,987
Proceeds from long-term borrowings	–	49,166	49,166
Repayments of long-term borrowings and capital leases obligations	(3,943)	(4,220)	(8,163)
Decrease in short-term obligations, excluding current maturities	(142)	–	(142)
Reclassifications of long-term debt	3,328	(3,328)	–
Other	321	422	743

Balance at December 31, 2013	$3,933	$89,658	$93,591

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2013	2012
Long-term debt maturing within one year	$3,486	$3,869
Commercial paper and other	447	500

Total debt maturing within one year	$3,933	$4,369

The weighted-average interest rate for our commercial paper outstanding was 0.2% and 0.4% at December 31, 2013 and 2012, respectively.

Credit Facilities

On August 13, 2013, we amended our $6.2 billion credit facility with a group of major financial institutions to extend the maturity date to August 12, 2017. As of December 31, 2013, the unused borrowing capacity under this credit facility was approximately $6.1 billion.

During October 2013, we entered into a $2.0 billion 364-day revolving credit agreement with a group of major financial institutions. Although effective as of October 2013, we could not draw on this revolving credit agreement prior to the completion of the Wireless Transaction. We may use borrowings under the 364-day credit agreement for general corporate purposes. The 364-day revolving credit agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, this agreement requires us to maintain a leverage ratio (as defined in the agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2013	2012
Verizon Communications—notes payable and other	0.50 – 3.85	2014 – 2042	$20,416	$11,198
	4.50 – 5.50	2015 – 2041	20,226	7,062
	5.55 – 6.90	2016 – 2043	31,965	11,031
	7.35 – 8.95	2018 – 2039	5,023	5,017
	Floating	2014 – 2018	5,500	1,000

Verizon Wireless—notes payable and other	8.50 – 8.88	2015 – 2018	3,931	8,635
Verizon Wireless—Alltel assumed notes	6.80 – 7.88	2016 – 2032	1,300	1,500
Telephone subsidiaries—debentures	5.13 – 6.86	2027 – 2033	1,075	2,045
	7.38 – 7.88	2022 – 2032	1,099	1,349
	8.00 – 8.75	2019 – 2031	880	880

Other subsidiaries—debentures and other	6.84 – 8.75	2018 – 2028	1,700	1,700

Capital lease obligations (average rate of 8.1% and 6.3% in 2013 and 2012, respectively)			293	298
Unamortized discount, net of premium			(264)	(228)

Total long-term debt, including current maturities			93,144	51,487
Less long-term debt maturing within one year			3,486	3,869

Total long-term debt			$89,658	$47,618

2013

During March 2013, we issued $0.5 billion aggregate principal amount of floating rate Notes due 2015 in a private placement resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds were used for the repayment of commercial paper.

During April 2013, $1.25 billion of 5.25% Verizon Communications Notes matured and were repaid. In addition, during June 2013, $0.5 billion of 4.375% Verizon Communications Notes matured and were repaid.

During September 2013, in connection with the Wireless Transaction, we issued $49.0 billion aggregate principal amount of fixed and floating rate notes resulting in cash proceeds of approximately $48.7 billion, net of discounts and issuance costs. The issuances consisted of the following: $2.25 billion aggregate principal amount of floating rate Notes due 2016 that bear interest at a rate equal to three-month LIBOR plus 1.53% which rate will be reset quarterly, $1.75 billion aggregate principal amount of floating rate Notes due 2018 that bear interest at a rate equal to three-month LIBOR plus 1.75% which rate will be reset quarterly, $4.25 billion aggregate principal amount of 2.50% Notes due 2016, $4.75 billion aggregate principal amount of 3.65% Notes due 2018, $4.0 billion aggregate principal amount of 4.50% Notes due 2020, $11.0 billion aggregate principal amount of 5.15% Notes due 2023, $6.0 billion aggregate principal amount of 6.40% Notes due 2033 and $15.0 billion aggregate principal amount of 6.55% Notes due 2043 (collectively, the new notes). The proceeds of the new notes were used to finance, in part, the Wireless Transaction and to pay related fees and expenses. As a result of the issuance of the new notes, we incurred interest expense related to the Wireless Transaction of $0.7 billion during 2013.

In addition, during 2013 we utilized $0.2 billion under fixed rate vendor financing facilities.

During February 2014, we issued €1.75 billion aggregate principal amount of 2.375% Notes due 2022, €1.25 billion aggregate principal amount of 3.25% Notes due 2026 and £0.85 billion aggregate principal amount of 4.75% Notes due 2034. The issuance of these Notes resulted in cash proceeds of approximately $5.4 billion, net of discounts and issuance costs. The net proceeds were used, in part, to finance the Wireless Transaction. Any net proceeds not used to finance the Wireless Transaction will be used for general corporate purposes. Also, during February 2014, we issued $0.5 billion aggregate principal amount of 5.9% Retail Notes due 2054 resulting in cash proceeds of approximately $0.5 billion, net of discounts and issuance costs. The proceeds will be used for general corporate purposes.

Verizon Notes

During February 2014, in connection with the Wireless Transaction, we issued $5.0 billion aggregate principal amount of floating rate notes. The Verizon Notes were issued in two separate series, with $2.5 billion due February 21, 2022 and $2.5 billion due February 21, 2025. The Verizon Notes bear interest at a floating rate, which will be reset quarterly, with interest payable quarterly in arrears, beginning May 21, 2014 (see Note 2). The eight-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.222%, and the eleven-year Verizon notes bear interest at a floating rate equal to three-month LIBOR, plus 1.372%.

Term Loan Agreement

During October 2013, we entered into a term loan agreement with a group of major financial institutions pursuant to which we drew $6.6 billion to finance, in part, the Wireless Transaction and to pay transaction costs. Half of any loans under the term loan agreement have a maturity of three years and the other half have a maturity of five years (the 5-Year Loans). The 5-Year Loans provide for the partial amortization of principal during the last two years that they are outstanding. Loans under the term loan agreement bear interest at floating rates. The term loan agreement contains certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, the term loan agreement requires us to maintain a leverage ratio (as defined in the term loan agreement) not in excess of 3.50:1.00, until our credit ratings reach a certain level.

Bridge Credit Agreement

During September 2013, we entered into a $61.0 billion bridge credit agreement with a group of major financial institutions. The credit agreement provided us with the ability to borrow up to $61.0 billion to finance, in part, the Wireless Transaction and to pay related transaction costs. Following the September 2013 issuance of notes, borrowing availability under the bridge credit agreement was reduced to $12.0 billion. Following the effectiveness of the term loan agreement in October 2013, the bridge credit agreement was terminated in accordance with its terms and as such, the related fees of $0.2 billion were recognized in Other income and (expense), net during the fourth quarter of 2013.

2012

On November 2, 2012, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the outstanding $1.25 billion aggregate principal amount of 8.95% Verizon Communications Notes due 2039. In the Tender Offer that was completed November 9, 2012, $0.9 billion aggregate principal amount of the notes was purchased at a price of 186.5% of the principal amount of the notes (see “Early Debt Redemption and Other Costs”) and $0.35 billion principal amount of the notes remained outstanding. Any accrued and unpaid interest on the principal purchased was paid to the date of purchase.

During November 2012, we issued $4.5 billion aggregate principal amount of fixed rate notes resulting in cash proceeds of approximately $4.47 billion, net of discounts and issuance costs. The issuances consisted of the following: $1.0 billion of 0.70% Notes due 2015, $0.5 billion of 1.10% Notes due 2017, $1.75 billion of 2.45% Notes due 2022 and $1.25 billion of 3.85% Notes due 2042. During December 2012, the net proceeds were used to redeem: $0.7 billion of the $2.0 billion of 8.75% Notes due November 2018 at a redemption price of 140.2% of the principal amount of the notes (see “Early Debt Redemption and Other Costs”), $0.75 billion of 4.35% Notes due February 2013 at a redemption price of 100.7% of the principal amount of the notes and certain telephone subsidiary debt (see “Telephone and Other Subsidiary Debt”), as well as for the Tender Offer and other general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption.

In addition, during 2012 we utilized $0.2 billion under fixed rate vendor financing facilities.

Verizon Wireless – Notes Payable and Other

Verizon Wireless Capital LLC, a wholly-owned subsidiary of Verizon Wireless, is a limited liability company formed under the laws of Delaware on December 7, 2001 as a special purpose finance subsidiary to facilitate the offering of debt securities of Verizon Wireless by acting as co-issuer. Other than the financing activities as a co-issuer of Verizon Wireless indebtedness, Verizon Wireless Capital LLC has no material assets, operations or revenues. Verizon Wireless is jointly and severally liable with Verizon Wireless Capital LLC for co-issued notes.

2013

During November 2013, $1.25 billion of 7.375% Verizon Wireless Notes and $0.2 billion of 6.50% Verizon Wireless Notes matured and were repaid. Also during November 2013, Verizon Wireless redeemed $3.5 billion of 5.55% Notes, due February 1, 2014 at a redemption price of 101% of the principal amount of the notes. Any accrued and unpaid interest was paid to the date of redemption.

2012

During February 2012, $0.8 billion of 5.25% Verizon Wireless Notes matured and were repaid. During July 2012, $0.8 billion of 7.0% Verizon Wireless Notes matured and were repaid.

Telephone and Other Subsidiary Debt

2013

During May 2013, $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. During June 2013, $0.1 billion of 7.0% Verizon New York Inc. Debentures matured and were repaid. In addition, during June 2013, we redeemed $0.25 billion of 7.15% Verizon Maryland LLC Debentures, due May 2023 at a redemption price of 100% of the principal amount of the debentures. During October 2013, $0.3 billion of 4.75% Verizon New England Inc. Debentures matured and were repaid. During November 2013, we redeemed $0.3 billion of 6.70% Verizon New York Inc. Debentures, due November 2023 at a redemption price of 100% of the principal amount of the debentures. During December 2013, we redeemed $0.2 billion of 7.0% Verizon New York Inc. Debentures, due December 2033 at a redemption price of 100% of the principal amount of the debentures and $20 million of 7.0% Verizon Delaware LLC Debentures, due December 2023 at a redemption price of 100% of the principal amount of the debentures. Any accrued and unpaid interest was paid to the date of redemption.

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

Guarantees

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2013, $3.1 billion principal amount of these obligations remain outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2013, $1.7 billion principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all debt covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2013 are as follows:

Years	(dollars in millions)
2014	$3,486
2015	2,740
2016	10,818
2017	1,331
2018	14,970
Thereafter	59,799

Note 9

Fair Value Measurements and Financial Instruments

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

			(dollars in millions)
	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:
Cash and cash equivalents:
Fixed income securities	$9,190	$–	$–	$9,190
Short-term investments:
Equity securities	387	–	–	387
Fixed income securities	3	211	–	214
Other assets:
Forward interest rate swaps	–	76	–	76
Fixed income securities	–	875	–	875
Cross currency swaps	–	166	–	166

Total	$9,580	$1,328	$–	$10,908

Liabilities:
Other liabilities:
Interest rate swaps	$–	$23	$–	$23

Total	$–	$23	$–	$23

(1)	quoted prices in active markets for identical assets or liabilities
(2)	observable inputs other than quoted prices in active markets for identical assets and liabilities
(3)	no observable pricing inputs in the market

Equity securities consist of investments in common stock of domestic and international corporations measured using quoted prices in active markets.

Fixed income securities consist primarily of investments in U.S. Treasuries, as well as municipal bonds. We use quoted prices in active markets for our U.S. Treasury securities, and therefore these securities are classified as Level 1. For all other fixed income securities that do not have quoted prices in active markets, we use alternative matrix pricing resulting in these debt securities being classified as Level 2.

Derivative contracts are valued using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified within Level 2. We use mid-market pricing for fair value measurements of our derivative instruments. Our derivative instruments are recorded on a gross basis.

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2013.

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

			(dollars in millions)
At December 31,	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt, excluding capital leases	$93,298	$103,527	$51,689	$61,552

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

During 2012, interest rate swaps with a notional value of $5.8 billion were settled. As a result of the settlements, we received net proceeds of $0.7 billion, including accrued interest which is included in Other, net operating activities in the consolidated statement of cash flows. The fair value basis adjustment to the underlying debt instruments was recognized into earnings as a reduction of Interest expense over the remaining lives of the underlying debt obligations. During the second quarter of 2013, interest rate swaps with a notional value of $1.25 billion matured and the impact to our consolidated financial statements was not material. During the third quarter of 2013, we entered into interest rate swaps with a total notional value of $1.8 billion. At December 31, 2013 and 2012, the fair value of these interest rate swaps was not material. At December 31, 2013, the total notional amount of these interest rate swaps was $1.8 billion. The ineffective portion of these interest rate swaps was not material at December 31, 2013.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, during the fourth quarter of 2013, we entered into forward interest rate swaps with a notional value of $2.0 billion. We designated these contracts as cash flow hedges. The fair value of these contracts was not material at December 31, 2013.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was not material at December 31, 2013 or December 31, 2012. During 2013 and 2012 the gains with respect to these swaps were not material.

During February 2014, we entered into cross currency swaps designated as cash flow hedges to exchange approximately $5.4 billion of Euro and British Pound Sterling denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, including lease receivables, and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions with whom we have negotiated derivatives agreements (ISDA master agreement) and credit support annex agreements which provide rules for collateral exchange. We generally apply collateralized arrangements with our counterparties for uncleared derivatives to mitigate credit risk. We may enter into swaps on an uncollateralized basis in certain circumstances. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

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

Restricted Stock Units

The Plan provides for grants of Restricted Stock Units (RSUs) that generally vest at the end of the third year after the grant. The RSUs are classified as equity awards because the RSUs will be paid in Verizon common stock upon vesting. The RSU equity awards are measured using the grant date fair value of Verizon common stock and are not remeasured at the end of each reporting period. Dividend equivalent units are also paid to participants at the time the RSU award is paid, and in the same proportion as the RSU award.

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

The following table summarizes Verizon’s Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2011	20,923	32,380
Granted	6,667	10,348
Payments	(7,600)	(12,137)
Cancelled/Forfeited	(154)	(2,977)

Outstanding December 31, 2011	19,836	27,614
Granted	6,350	20,537
Payments	(7,369)	(8,499)
Cancelled/Forfeited	(148)	(189)

Outstanding December 31, 2012	18,669	39,463
Granted	4,950	7,470
Payments	(7,246)	(22,703)
Cancelled/Forfeited	(180)	(506)

Outstanding December 31, 2013	16,193	23,724

As of December 31, 2013, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $0.4 billion and is expected to be recognized over approximately two years.

The RSUs granted in 2013 and 2012 have weighted-average grant date fair values of $47.96 and $38.67 per unit, respectively. During 2013, 2012 and 2011, we paid $1.1 billion, $0.6 billion and $0.7 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless’ Long-Term Incentive Plan

The Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provides compensation opportunities to eligible employees of Verizon Wireless (the Partnership). Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. As of December 31, 2013, all VARs were fully vested. We have not granted new VARs since 2004.

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

The following table summarizes the assumptions used in the Black-Scholes model during 2013:

End of Period
Risk-free rate	0.11%
Expected term (in years)	0.12
Expected volatility	43.27%

The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of the measurement date. Expected volatility was based on a blend of the historical and implied volatility of publicly traded peer companies for a period equal to the VARs expected life ending on the measurement date.

The following table summarizes the Value Appreciation Rights activity:

(shares in thousands)	VARs	Weighted- Average Grant-Date Fair Value
Outstanding rights, January 1, 2011	11,569	$13.11
Exercised	(3,303)	14.87
Cancelled/Forfeited	(52)	14.74

Outstanding rights, December 31, 2011	8,214	12.39
Exercised	(3,427)	10.30
Cancelled/Forfeited	(21)	11.10

Outstanding rights, December 31, 2012	4,766	13.89
Exercised	(1,916)	13.89
Cancelled/Forfeited	(3)	13.89

Outstanding rights, December 31, 2013	2,847	13.89

During 2013, 2012 and 2011, we paid $0.1 billion, respectively, to settle VARs classified as liability awards.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs, and VARs described above included in Net income attributable to Verizon was $0.4 billion, $0.7 billion and $0.5 billion for 2013, 2012 and 2011, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of no less than 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004.

The following table summarizes Verizon’s stock option activity:

(shares in thousands)	Stock Options	Weighted- Average Exercise Price
Outstanding, January 1, 2011	56,844	$44.25
Exercised	(7,104)	35.00
Cancelled/Forfeited	(21,921)	51.06

Outstanding, December 31, 2011	27,819	41.24
Exercised	(7,447)	35.20
Cancelled/Forfeited	(17,054)	45.15

Outstanding, December 31, 2012	3,318	34.69
Exercised	(2,253)	34.85
Cancelled/Forfeited	(82)	34.49

Outstanding, December 31, 2013	983	34.35

All stock options outstanding at December 31, 2013, 2012 and 2011 were exercisable.

The following table summarizes information about Verizon’s stock options outstanding as of December 31, 2013:

Range of Exercise Prices	Stock Options (in thousands)	Weighted-Average Remaining Life (years)	Weighted-Average Exercise Price
$30.00-39.99	969	0.1	$34.18
40.00-49.99	14	0.1	46.31

Total	983	0.1	34.35

The total intrinsic value for stock options outstanding as of December 31, 2013 is not significant. The total intrinsic value of stock options exercised was not significant in 2013 and the associated tax benefits were not significant in 2013, 2012 and 2011. The amount of cash received from the exercise of stock options was $0.1 billion in 2013, $0.3 billion in 2012 and $0.2 billion in 2011. There was no stock option expense for 2013, 2012 and 2011.

Note 11

Employee Benefits

We maintain non-contributory defined benefit pension plans for many of our employees. In addition, we maintain postretirement health care and life insurance plans for our retirees and their dependents, which are both contributory and non-contributory, and include a limit on our share of the cost for certain recent and future retirees. In accordance with our accounting policy for pension and other postretirement benefits, operating expenses include pension and benefit related credits and/or charges based on actuarial assumptions, including projected discount rates and an estimated return on plan assets. These estimates are updated in the fourth quarter to reflect actual return on plan assets and updated actuarial assumptions. The adjustment is recognized in the income statement during the fourth quarter or upon a remeasurement event pursuant to our accounting policy for the recognition of actuarial gains/losses.

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

Obligations and Funded Status

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2013	2012	2013	2012
Change in Benefit Obligations
Beginning of year	$26,773	$30,582	$26,844	$27,369
Service cost	395	358	318	359
Interest cost	1,002	1,449	1,095	1,284
Plan amendments	(149)	183	(119)	(1,826)
Actuarial (gain) loss, net	(2,327)	6,074	(3,576)	1,402
Benefits paid	(1,777)	(2,735)	(1,520)	(1,744)
Curtailment and termination benefits	4	–	–	–
Annuity purchase	–	(8,352)	–	–
Settlements paid	(889)	(786)	–	–

End of year	$23,032	$26,773	$23,042	$26,844

Change in Plan Assets
Beginning of year	$18,282	$24,110	$2,657	$2,628
Actual return on plan assets	1,388	2,326	556	312
Company contributions	107	3,719	1,360	1,461
Benefits paid	(1,777)	(2,735)	(1,520)	(1,744)
Settlements paid	(889)	(786)	–	–
Annuity purchase	–	(8,352)	–	–

End of year	$17,111	$18,282	$3,053	$2,657

Funded Status

End of year	$(5,921)	$(8,491)	$(19,989)	$(24,187)

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2013	2012	2013	2012
Amounts recognized on the balance sheet
Noncurrent assets	$339	$236	$–	$–
Current liabilities	(137)	(129)	(710)	(766)
Noncurrent liabilities	(6,123)	(8,598)	(19,279)	(23,421)

Total	$(5,921)	$(8,491)	$(19,989)	$(24,187)

Amounts recognized in Accumulated Other Comprehensive Income (Pre-tax)
Prior Service Benefit (Cost)	$25	$181	$(2,120)	$(2,247)

Total	$25	$181	$(2,120)	$(2,247)

Beginning in 2013, as a result of federal health care reform, Verizon no longer files for the Retiree Drug Subsidy (RDS) and instead contracts with a Medicare Part D plan on a group basis to provide prescription drug benefits to Medicare eligible retirees.

During 2012, we reached agreements with the Communications Workers of America and the International Brotherhood of Electrical Workers on new, three-year contracts that cover approximately 43,000 Wireline employees. This resulted in the adoption of plan amendments which will result in lower other postretirement benefit costs in 2013 and beyond.

The accumulated benefit obligation for all defined benefit pension plans was $22.9 billion and $26.5 billion at December 31, 2013 and 2012, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2013	2012
Projected benefit obligation	$22,610	$26,351
Accumulated benefit obligation	22,492	26,081
Fair value of plan assets	16,350	17,623

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

				(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2013	2012	2011	2013	2012	2011
Service cost	$395	$358	$307	$318	$359	$299
Amortization of prior service cost (credit)	6	(1)	72	(247)	(89)	(57)

Subtotal	401	357	379	71	270	242
Expected return on plan assets	(1,245)	(1,795)	(1,976)	(143)	(171)	(163)
Interest cost	1,002	1,449	1,590	1,095	1,284	1,421

Subtotal	158	11	(7)	1,023	1,383	1,500
Remeasurement (gain) loss, net	(2,470)	5,542	4,146	(3,989)	1,262	1,787

Net periodic benefit (income) cost	(2,312)	5,553	4,139	(2,966)	2,645	3,287
Curtailment and termination benefits	4	–	–	–	–	–

Total	$(2,308)	$5,553	$4,139	$(2,966)	$2,645	$3,287

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2013	2012	2013	2012
Prior service cost	$(149)	$183	$(119)	$(1,826)
Reversal of amortization items
Prior service cost	(6)	1	247	89

Total recognized in other comprehensive (income) loss (pre-tax)	$(155)	$184	$128	$(1,737)

The estimated prior service cost for the defined benefit pension plan that will be amortized from Accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year is not significant. The estimated prior service cost for the defined benefit postretirement plans that will be amortized from Accumulated other comprehensive income into net periodic benefit (income) cost over the next fiscal year is $0.3 billion.

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

	Pension		Health Care and Life
At December 31,	2013	2012	2013	2012
Discount Rate	5.00%	4.20%	5.00%	4.20%
Rate of compensation increases	3.00	3.00	N/A	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life
At December 31,	2013	2012	2011	2013	2012	2011
Discount Rate	4.20%	5.00%	5.75%	4.20%	5.00%	5.75%
Expected return on plan assets	7.50	7.50	8.00	5.60	7.00	6.00
Rate of compensation increases	3.00	3.00	3.00	N/A	N/A	N/A

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

The assumed health care cost trend rates follow:

	Health Care and Life
At December 31,	2013	2012	2011
Healthcare cost trend rate assumed for next year	6.50%	7.00%	7.50%
Rate to which cost trend rate gradually declines	4.75	5.00	5.00
Year the rate reaches the level it is assumed to remain thereafter	2020	2016	2016

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage Point	Increase	Decrease
Effect on 2013 service and interest cost	$184	$(150)
Effect on postretirement benefit obligation as of December 31, 2013	2,539	(2,086)

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

Pension Plans

The fair values for the pension plans by asset category at December 31, 2013 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$968	$881	$87	$–
Equity securities	4,200	3,300	900	–
Fixed income securities
U.S. Treasuries and agencies	1,097	691	406	–
Corporate bonds	2,953	212	2,579	162
International bonds	364	51	313	–
Other	3	–	3	–
Real estate	1,784	–	–	1,784
Other
Private equity	3,942	–	–	3,942
Hedge funds	1,800	–	604	1,196

Total	$17,111	$5,135	$4,892	$7,084

The fair values for the pension plans by asset category at December 31, 2012 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,618	$1,586	$32	$–
Equity securities	2,944	2,469	475	–
Fixed income securities
U.S. Treasuries and agencies	1,589	1,125	464	–
Corporate bonds	2,456	35	2,225	196
International bonds	601	140	461	–
Other	210	–	210	–
Real estate	2,018	–	–	2,018
Other
Private equity	5,039	–	–	5,039
Hedge funds	1,807	–	1,249	558

Total	$18,282	$5,355	$5,116	$7,811

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

				(dollars in millions)
	Corporate Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2012	$189	$2,158	$6,055	$662	$9,064
Actual gain on plan assets	12	84	146	43	285
Purchases and sales	(14)	(224)	(1,162)	(147)	(1,547)
Transfers in	9	–	–	–	9

Balance at December 31, 2012	$196	$2,018	$5,039	$558	$7,811
Actual gain on plan assets	12	81	674	84	851
Purchases and sales	(13)	(315)	(1,732)	(124)	(2,184)
Transfers in (out)	(33)	–	(39)	678	606

Balance at December 31, 2013	$162	$1,784	$3,942	$1,196	$7,084

Health Care and Life Plans

The fair values for the other postretirement benefit plans by asset category at December 31, 2013 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$237	$12	$225	$–
Equity securities	2,178	1,324	854	–
Fixed income securities
U.S. Treasuries and agencies	121	94	27	–
Corporate bonds	252	45	207	–
International bonds	104	18	86	–
Other	161	40	121	–

Total	$3,053	$1,533	$1,520	$–

The fair values for the other postretirement benefit plans by asset category at December 31, 2012 are as follows:

			(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$291	$13	$278	$–
Equity securities	1,753	1,004	749	–
Fixed income securities
U.S. Treasuries and agencies	118	80	38	–
Corporate bonds	192	11	181	–
International bonds	189	72	117	–
Other	114	–	114	–

Total	$2,657	$1,180	$1,477	$–

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

Cash Flows

In 2013, contributions to our qualified pension plans were not material. Also in 2013, we contributed $0.1 billion to our nonqualified pension plans and $1.4 billion to our other postretirement benefit plans. We anticipate approximately $1.2 billion in contributions to our qualified pension plans, $0.2 billion to our nonqualified pension plans and $1.4 billion to our other postretirement benefit plans in 2014.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

	(dollars in millions)
Year	Pension Benefits	Health Care and Life
2014	$2,980	$1,582
2015	2,280	1,574
2016	1,742	1,538
2017	1,666	1,506
2018	1,377	1,474
2019-2023	6,712	6,846

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). Only one plan currently has unallocated shares. We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2013, the number of unallocated and allocated shares of common stock in this ESOP was 163 thousand and 62 million, respectively. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $1.0 billion in 2013 and $0.7 billion in 2012 and 2011, respectively.

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

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers’ accounting for postemployment benefits:

				(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2011	$1,569	$32	$(474)	$(14)	$1,113
2012	1,113	396	(531)	32	1,010
2013	1,010	134	(381)	(6)	757

Severance, Pension and Benefit (Credits) Charges

During 2013, we recorded net pre-tax severance, pension and benefits credits of approximately $6.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2012 to a weighted-average of 5.0% at December 31, 2013 ($4.3 billion), lower than assumed retiree medical costs and other assumption adjustments ($1.4 billion) and the difference between our estimated return on assets of 7.5% at December 31, 2012 and our actual return on assets of 8.6% at December 31, 2013 ($0.5 billion).

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

Note 12

Taxes

The components of income before (provision) benefit for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Domestic	$28,833	$9,316	$9,724
Foreign	444	581	759

Total	$29,277	$9,897	$10,483

The components of the provision (benefit) for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Current
Federal	$(197)	$223	$193
Foreign	(59)	(45)	25
State and Local	201	114	290

Total	(55)	292	508

Deferred
Federal	5,060	(559)	270
Foreign	8	10	(38)
State and Local	717	(403)	(455)

Total	5,785	(952)	(223)

Total income tax provision (benefit)	$5,730	$(660)	$285

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2013	2012	2011
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	2.1	(1.9)	(1.0)
Affordable housing credit	(0.6)	(1.9)	(1.8)
Employee benefits including ESOP dividend	(0.4)	(1.1)	(1.4)
Equity in earnings from unconsolidated businesses	(0.3)	(1.4)	(1.9)
Noncontrolling interests	(14.3)	(33.7)	(23.0)
Other, net	(1.9)	(1.7)	(3.2)

Effective income tax rate	19.6%	(6.7)%	2.7%

The effective income tax rate for 2013 was 19.6% compared to (6.7)% for 2012. The increase in the effective income tax rate and provision for income taxes was primarily due to higher income before income taxes as a result of severance, pension and benefit credits recorded during 2013 compared to lower income before income taxes as a result of severance, pension and benefit charges as well as early debt redemption costs recorded during 2012.

The effective income tax rate for 2012 was (6.7)% compared to 2.7% for 2011. The negative effective income tax rate for 2012 and the decrease in the provision for income taxes during 2012 compared to 2011 was primarily due to lower income before income taxes as a result of higher severance, pension and benefit charges as well as early debt redemption costs recorded during 2012.

The amounts of cash taxes paid are as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Income taxes, net of amounts refunded	$422	$351	$762
Employment taxes	1,282	1,308	1,328
Property and other taxes	2,082	1,727	1,883

Total	$3,786	$3,386	$3,973

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	(dollars in millions)
At December 31,	2013	2012
Employee benefits	$10,242	$13,644
Tax loss and credit carry forwards	2,747	4,819
Uncollectible accounts receivable	213	206
Other - assets	959	1,050

	14,161	19,719
Valuation allowances	(1,596)	(2,041)

Deferred tax assets	12,565	17,678

Former MCI intercompany accounts receivable basis difference	1,121	1,275
Depreciation	14,030	13,953
Leasing activity	997	1,208
Wireless joint venture including wireless licenses	23,032	22,171
Other - liabilities	1,470	1,320

Deferred tax liabilities	40,650	39,927

Net deferred tax liability	$28,085	$22,249

At December 31, 2013, undistributed earnings of our foreign subsidiaries indefinitely invested outside the U.S. amounted to approximately $2.1 billion. The majority of Verizon’s cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements, nor do we intend to repatriate these undistributed foreign earnings to fund U.S. operations. Furthermore, a portion of these undistributed earnings represent amounts that legally must be kept in reserve in accordance with certain foreign jurisdictional requirements and are unavailable for distribution or repatriation. As a result, we have not provided U.S. deferred taxes on these undistributed earnings because we intend that they will remain indefinitely reinvested outside of the U.S. and therefore unavailable for use in funding U.S. operations. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practicable.

At December 31, 2013, we had net after-tax loss and credit carry forwards for income tax purposes of approximately $2.7 billion. Of these net after-tax loss and credit carry forwards, approximately $2.1 billion will expire between 2014 and 2033 and approximately $0.6 billion may be carried forward indefinitely. The amount of net after-tax loss and credit carry forwards reflected as a deferred tax asset above has been reduced by approximately $0.1 billion at December 31, 2012 due to federal and state tax law limitations on utilization of net operating losses.

During 2013, the valuation allowance decreased approximately $0.4 billion. The balance of the valuation allowance at December 31, 2013 and the 2013 activity is primarily related to state and foreign tax losses and credit carry forwards.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

		(dollars in millions)
	2013	2012	2011
Balance at January 1,	$2,943	$3,078	$3,242
Additions based on tax positions related to the current year	116	131	111
Additions for tax positions of prior years	250	92	456
Reductions for tax positions of prior years	(801)	(415)	(644)
Settlements	(210)	100	(56)
Lapses of statutes of limitations	(168)	(43)	(31)

Balance at December 31,	$2,130	$2,943	$3,078

Included in the total unrecognized tax benefits at December 31, 2013, 2012 and 2011 is $1.4 billion, $2.1 billion and $2.2 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after-tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2013	$33
2012	82
2011	60

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2013	$274
2012	386

The decrease in unrecognized tax benefits was primarily due to the resolution of issues with the Internal Revenue Services (IRS) involving tax years 2004 through 2006, as well as the resolution of tax controversies in Canada and Italy.

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the IRS and multiple state and foreign jurisdictions for various open tax years. The IRS is currently examining the Company’s U.S. income tax returns for tax years 2007-2009 and Cellco Partnership’s U.S. income tax returns for tax years 2010-2011. Significant tax examinations and litigation are ongoing in New York City for tax years as early as 2000. The amount of the liability for unrecognized tax benefits will change in the next twelve months due to the expiration of the statute of limitations in various jurisdictions and it is reasonably possible that various current tax examinations will conclude or require reevaluations of the Company’s tax positions during this period. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved.

Note 13

Segment Information

Reportable Segments

We have two reportable segments, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker’s assessment of segment performance.

Corporate, eliminations and other includes unallocated corporate expenses, intersegment eliminations recorded in consolidation, the results of other businesses, such as our investments in unconsolidated businesses, pension and other employee benefit related costs, lease financing, as well as other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance.

The reconciliation of segment operating revenues and expenses to consolidated operating revenues and expenses below also includes those items of a non-recurring or non-operational nature. We exclude from segment results the effects of certain items that management does not consider in assessing segment performance, primarily because of their non-recurring or non-operational nature.

We have adjusted prior period consolidated and segment information, where applicable, to conform to current year presentation.

Our segments and their principal activities consist of the following:

Segment	Description
Wireless	Wireless’ communications products and services include wireless voice and data services and equipment sales, which are provided to consumer, business and government customers across the United States.

Wireline

Wireline’s voice, data and video communications products and enhanced services include broadband video and data, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services. We provide these products and services to consumers in the United States, as well as to carriers, businesses and government customers both in the United States and in over 150 other countries around the world.

The following table provides operating financial information for our two reportable segments:

	(dollars in millions)
2013	Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$66,282	$–	$66,282
Other service	2,691	–	2,691

Service revenue	68,973	–	68,973

Equipment	8,096	–	8,096
Other	3,851	–	3,851

Consumer retail	–	14,737	14,737
Small business	–	2,587	2,587

Mass Markets	–	17,324	17,324

Strategic services	–	8,410	8,410
Core	–	6,267	6,267

Global Enterprise	–	14,677	14,677

Global Wholesale	–	5,703	5,703
Other	–	456	456
Intersegment revenues	103	1,063	1,166

Total operating revenues	81,023	39,223	120,246

Cost of services and sales	23,648	21,928	45,576
Selling, general and administrative expense	23,176	8,595	31,771
Depreciation and amortization expense	8,202	8,327	16,529

Total operating expenses	55,026	38,850	93,876

Operating income	$25,997	$373	$26,370

Assets	$146,429	$84,573	$231,002
Plant, property and equipment, net	35,932	51,885	87,817
Capital expenditures	9,425	6,229	15,654

	(dollars in millions)
2012	Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$61,383	$–	$61,383
Other service	2,290	–	2,290

Service revenue	63,673	–	63,673

Equipment	8,010	–	8,010
Other	4,096	–	4,096

Consumer retail	–	14,043	14,043
Small business	–	2,648	2,648

Mass Markets	–	16,691	16,691

Strategic services	–	8,052	8,052
Core	–	7,240	7,240

Global Enterprise	–	15,292	15,292

Global Wholesale	–	6,177	6,177
Other	–	508	508
Intersegment revenues	89	1,112	1,201

Total operating revenues	75,868	39,780	115,648

Cost of services and sales	24,490	22,413	46,903
Selling, general and administrative expense	21,650	8,883	30,533
Depreciation and amortization expense	7,960	8,424	16,384

Total operating expenses	54,100	39,720	93,820

Operating income	$21,768	$60	$21,828

Assets	$142,485	$84,815	$227,300
Plant, property and equipment, net	34,545	52,911	87,456
Capital expenditures	8,857	6,342	15,199

	(dollars in millions)
2011	Wireless	Wireline	Total Segments
External Operating Revenues
Retail service	$56,601	$–	$56,601
Other service	2,497	–	2,497

Service revenue	59,098	–	59,098

Equipment	7,446	–	7,446
Other	3,517	–	3,517

Consumer retail	–	13,605	13,605
Small business	–	2,720	2,720

Mass Markets	–	16,325	16,325

Strategic services	–	7,607	7,607
Core	–	8,014	8,014

Global Enterprise	–	15,621	15,621

Global Wholesale	–	6,795	6,795
Other	–	704	704
Intersegment revenues	93	1,237	1,330

Total operating revenues	70,154	40,682	110,836

Cost of services and sales	24,086	22,158	46,244
Selling, general and administrative expense	19,579	9,107	28,686
Depreciation and amortization expense	7,962	8,458	16,420

Total operating expenses	51,627	39,723	91,350

Operating income	$18,527	$959	$19,486

Assets	$147,378	$86,185	$233,563
Plant, property and equipment, net	33,451	54,149	87,600
Capital expenditures	8,973	6,399	15,372

Reconciliation to Consolidated Financial Information

A reconciliation of the segment operating revenues to consolidated operating revenues is as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Operating Revenues
Total reportable segments	$120,246	$115,648	$110,836
Reconciling items:
Corporate, eliminations and other	304	198	39

Consolidated operating revenues	$120,550	$115,846	$110,875

A reconciliation of the total of the reportable segments’ operating income to consolidated Income before (provision) benefit for income taxes is as follows:

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Operating Income
Total segment operating income	$26,370	$21,828	$19,486
Severance, pension and benefit credits (charges) (Note 11)	6,232	(7,186)	(5,954)
Gain on spectrum license transaction (Note 2)	278	–	–
Litigation settlements (Note 16)	–	(384)	–
Other costs (Note 8)	–	(276)	–
Corporate, eliminations and other	(912)	(822)	(652)

Consolidated operating income	31,968	13,160	12,880

Equity in earnings of unconsolidated businesses	142	324	444
Other income and (expense), net	(166)	(1,016)	(14)
Interest expense	(2,667)	(2,571)	(2,827)

Income Before (Provision) Benefit for Income Taxes	$29,277	$9,897	$10,483

A reconciliation of the total of the reportable segments’ assets to consolidated assets is as follows:

	(dollars in millions)
At December 31,	2013	2012
Assets
Total reportable segments	$231,002	$227,300
Corporate, eliminations and other	43,096	(2,078)

Total consolidated	$274,098	$225,222

Corporate, eliminations and other at December 31, 2013 is primarily comprised of cash and cash equivalents which were used to complete the Wireless Transaction on February 21, 2014.

We generally account for intersegment sales of products and services and asset transfers at current market prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2013, 2012 and 2011. International operating revenues and long-lived assets are not significant.

Note 14

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income, net of provision for income taxes are described below.

Accumulated Other Comprehensive Income

The changes in the balances of Accumulated other comprehensive income by component are as follows:

(dollars in millions)	Foreign currency translation adjustments	Unrealized gain on cash flow hedges	Unrealized gain on marketable securities	Defined benefit pension and postretirement plans	Total
Balance at January 1, 2013	$793	$88	$101	$1,253	$2,235
Other comprehensive income	60	50	33	–	143
Amounts reclassified to net income	–	(25)	(17)	22	(20)

Net other comprehensive income	60	25	16	22	123

Balance at December 31, 2013	$853	$113	$117	$1,275	$2,358

The amounts presented above in net other comprehensive income are net of taxes and noncontrolling interests, which are not significant. For the year ended December 31, 2013, the amounts reclassified to net income related to defined benefit pension and postretirement plans in the table above are included in Cost of services and sales and Selling, general and administrative expense on our consolidated statements of income. For the year ended December 31, 2013, all other amounts reclassified to net income in the table above are included in Other income, net on our consolidated statements of income.

Foreign Currency Translation Adjustments

The change in Foreign currency translation adjustments during 2013, 2012 and 2011 was primarily related to our investment in Vodafone Omnitel N.V. and was primarily driven by the movements of the U.S. dollar against the Euro.

Net Unrealized Gains (Losses) on Cash Flow Hedges

During 2013, 2012 and 2011, Unrealized gains (losses) on cash flow hedges included in Other comprehensive income (loss) attributable to noncontrolling interests, primarily reflect activity related to a cross currency swap (see Note 9). Reclassification adjustments for gains (losses) realized in net income were not significant.

Net Unrealized Gains (Losses) on Marketable Securities

During 2013, 2012 and 2011, reclassification adjustments on marketable securities for gains (losses) realized in net income were not significant.

Defined Benefit Pension and Postretirement Plans

The change in Defined benefit pension and postretirement plans at December 31, 2013 was not significant.

The change in Defined benefit pension and postretirement plans of $0.9 billion, net of taxes of $0.6 billion at December 31, 2012 was primarily a result of plan amendments.

Note 15

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Depreciation expense	$15,019	$14,920	$14,991
Interest costs on debt balances	3,421	2,977	3,269
Capitalized interest costs	(754)	(406)	(442)
Advertising expense	2,438	2,381	2,523

Balance Sheet Information

	(dollars in millions)
At December 31,	2013	2012
Accounts Payable and Accrued Liabilities
Accounts payable	$4,954	$4,454
Accrued expenses	3,954	4,529
Accrued vacation, salaries and wages	4,790	5,006
Interest payable	1,199	632
Taxes payable	1,556	1,561

	$16,453	$16,182

Other Current Liabilities
Advance billings and customer deposits	$2,829	$3,554
Dividends payable	1,539	1,494
Other	2,296	1,357

	$6,664	$6,405

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2013	2012	2011
Cash Paid
Interest, net of amounts capitalized	$2,122	$1,971	$2,629

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

Verizon is currently involved in approximately 50 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that sell products and seek injunctive relief as well. These cases have progressed to various degrees and a small number may go to trial in the coming 12 months if they are not otherwise resolved. In the third quarter of 2012, we settled a number of patent litigation matters, including cases with ActiveVideo Networks Inc. (ActiveVideo) and TiVo Inc. (TiVo). In connection with the settlements with ActiveVideo and TiVo, we recorded a charge of $0.4 billion in the third quarter of 2012 and will pay and recognize over the following six years an additional $0.2 billion.

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

As of December 31, 2013, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

We have several commitments primarily to purchase handsets and peripherals, equipment, software, programming and network services, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $33.4 billion. Of this total amount, $19.7 billion is attributable to 2014, $8.8 billion is attributable to 2015 through 2016, $4.1 billion is attributable to 2017 through 2018 and $0.8 billion is attributable to years thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2013 totaled approximately $16 billion. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2013, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

Note 17

Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon(1)
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share- Basic	Per Share- Diluted	Net Income (Loss)
2013
March 31	$29,420	$6,222	$1,952	$.68	$.68	$4,855
June 30	29,786	6,555	2,246	.78	.78	5,198
September 30	30,279	7,128	2,232	.78	.78	5,578
December 31	31,065	12,063	5,067	1.77	1.76	7,916

2012
March 31	$28,242	$5,195	$1,686	$.59	$.59	$3,906
June 30	28,552	5,651	1,825	.64	.64	4,285
September 30	29,007	5,483	1,593	.56	.56	4,292
December 31	30,045	(3,169)	(4,229)	(1.48)	(1.48)	(1,926)

•	Results of operations for the second quarter of 2013 include after-tax credits attributable to Verizon of $0.1 billion related to a pension remeasurement.

•

Results of operations for the third quarter of 2013 include immaterial after-tax credits attributable to Verizon related to a gain on a spectrum license transaction, as well as immaterial after-tax costs attributable to Verizon related to the Wireless Transaction.

•

Results of operations for the fourth quarter of 2013 include after-tax credits attributable to Verizon of $3.7 billion related to severance, pension and benefit credits, as well as after-tax costs attributable to Verizon of $0.5 billion related to the Wireless Transaction.

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