Form 10-K, Exhibit 13
period 2015-12-31
VERIZON COMMUNICATIONS INC
filed 2016-02-23
CIK 732712

EXHIBIT 13

Selected Financial Data Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
	2015	2014	2013	2012	2011
Results of Operations
Operating revenues	$131,620	$127,079	$120,550	$115,846	$110,875
Operating income	33,060	19,599	31,968	13,160	12,880
Net income attributable to Verizon	17,879	9,625	11,497	875	2,404
Per common share – basic	4.38	2.42	4.01	.31	.85
Per common share – diluted	4.37	2.42	4.00	.31	.85
Cash dividends declared per common share	2.230	2.160	2.090	2.030	1.975
Net income attributable to noncontrolling interests	496	2,331	12,050	9,682	7,794

Financial Position
Total assets	$244,640	$232,616	$273,654	$222,911	$228,194
Debt maturing within one year	6,489	2,735	3,933	4,369	4,849
Long-term debt	103,705	110,536	89,658	47,618	50,303
Employee benefit obligations	29,957	33,280	27,682	34,346	32,957
Noncontrolling interests	1,414	1,378	56,580	52,376	49,938
Equity attributable to Verizon	16,428	12,298	38,836	33,157	35,970

•

Significant events affecting our historical earnings trends in 2013 through 2015 are described in “Other Items” in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section.

•

2012 data includes severance, pension and benefit charges, early debt redemption costs and litigation settlement charges. 2011 data includes severance, pension and benefit charges and early debt redemption costs.

Stock Performance Graph

Comparison of Five-Year Total Return Among Verizon,

S&P 500 Telecommunications Services Index and S&P 500 Stock Index

	At December 31,
Data Points in Dollars	2010	2011	2012	2013	2014	2015
Verizon	100.0	118.3	133.9	158.5	157.7	163.2
S&P 500 Telecom Services	100.0	106.3	125.7	140.0	144.2	149.0
S&P 500	100.0	102.1	118.4	156.7	178.1	180.6

The graph compares the cumulative total returns of Verizon, the S&P 500 Telecommunications Services Index, and the S&P 500 Stock Index over a five-year period. It assumes $100 was invested on December 31, 2010 with dividends being reinvested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Verizon Communications Inc. (Verizon or the Company) is a holding company that, acting through its subsidiaries, is one of the world’s leading providers of communications, information and entertainment products and services to consumers, businesses and governmental agencies. With a presence around the world, we offer voice, data and video services and solutions on our wireless and wireline networks that are designed to meet customers’ demand for mobility, reliable network connectivity, security and control. We have two reportable segments, Wireless and Wireline. Our wireless business, operating as Verizon Wireless, provides voice and data services and equipment sales across the United States (U.S.) using one of the most extensive and reliable wireless networks. Our wireline business provides consumer, business and government customers with communications products and enhanced services, including broadband data and video, corporate networking solutions, data center and cloud services, security and managed network services and local and long distance voice services, and also owns and operates one of the most expansive end-to-end global Internet Protocol (IP) networks. We have a highly skilled, diverse and dedicated workforce of approximately 177,700 employees as of December 31, 2015.

To compete effectively in today’s dynamic marketplace, we are focused on transforming around the capabilities of our high-performing networks with a goal of future growth based on delivering what customers want and need in the new digital world. Our three tier strategy is to lead at the network connectivity level in the markets we serve, develop new business models through global platforms in video and Internet of Things (IoT) and create certain opportunities in applications and content for incremental monetization. Our strategy requires significant capital investments primarily to acquire wireless spectrum, put the spectrum into service, provide additional capacity for growth in our networks, invest in the fiber optic network that supports our businesses, maintain our networks and develop and maintain significant advanced information technology systems and data system capabilities. We believe that steady and consistent investments in our networks and platforms will drive innovative products and services and fuel our growth. Our network leadership will continue to be the hallmark of our brand, and provide the fundamental strength at the connectivity, platform and solutions layers upon which we build our competitive advantage.

Strategic Transactions

Spectrum Auction

In January 2015, the Federal Communications Commission (FCC) completed an auction of 65 MHz of spectrum in the Advanced Wireless Services (AWS)-3 band. We participated in that auction and were the high bidder on 181 spectrum licenses, for which we paid cash of approximately $10.4 billion. The FCC granted us these spectrum licenses in April 2015.

Acquisition of AOL Inc.

On May 12, 2015, we entered into an Agreement and Plan of Merger (the Merger Agreement) with AOL Inc. (AOL) pursuant to which we commenced a tender offer to acquire all of the outstanding shares of common stock of AOL at a price of $50.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes. On June 23, 2015, we completed the tender offer and merger, and AOL became a wholly-owned subsidiary of Verizon. The aggregate cash consideration paid by Verizon at the closing of these transactions was approximately $3.8 billion. Holders of approximately 6.6 million shares exercised appraisal rights under Delaware law. If they had not exercised these rights, Verizon would have paid an additional $330 million for such shares at the closing.

AOL is a leader in the digital content and advertising platform space. Verizon has been investing in emerging technology that taps into the market shift to digital content and advertising. AOL’s business model aligns with this approach, and we believe that its combination of owned and operated content properties plus a digital advertising platform enhances our ability to further develop future revenue streams. See Note 2 to the consolidated financial statements for additional information.

Access Line Sale

On February 5, 2015, we announced that we have entered into a definitive agreement with Frontier Communications Corporation (Frontier) pursuant to which Verizon will sell its local exchange business and related landline activities in California, Florida and Texas, including Fios Internet and video customers, switched and special access lines and high-speed Internet service and long distance voice accounts in these three states for approximately $10.5 billion (approximately $7.5 billion net of income taxes), subject to certain adjustments and including the assumption of $0.6 billion of indebtedness from Verizon by Frontier. The transaction, which includes the acquisition by Frontier of the equity interests of Verizon’s incumbent local exchange carriers (ILECs) in California, Florida and Texas, does not involve any assets or liabilities of Verizon Wireless. The assets and liabilities that will be sold are currently included in Verizon’s continuing operations and classified as assets held for sale and liabilities related to assets held for sale on our consolidated balance sheet as of December 31, 2015. The transaction is subject to the satisfaction of certain closing conditions including, among others, receipt of federal approvals from the FCC and the antitrust authorities and state regulatory approvals. All federal and state regulatory approvals have been obtained. We expect this transaction to close at the end of the first quarter of 2016.

Based on the number of voice connections and Fios Internet and video subscribers, respectively, as of December 31, 2015, the transaction will result in Frontier acquiring approximately 3.4 million voice connections, 1.6 million Fios Internet subscribers, 1.2 million Fios video subscribers and the related ILEC businesses from Verizon.

Tower Monetization Transaction

During March 2015, we completed a transaction with American Tower Corporation (American Tower) pursuant to which American Tower acquired the exclusive rights to lease and operate approximately 11,300 of our wireless towers for an upfront payment of $5.0 billion (the Tower Monetization Transaction). Under the terms of the leases, American Tower has exclusive rights to lease and operate the towers over an average term of approximately 28 years. As the leases expire, American Tower has fixed-price purchase options to acquire these towers based on their anticipated fair market values at the end of the lease terms. As part of this transaction, we sold 162 towers for $0.1 billion. We have subleased capacity on the towers from American Tower for a minimum of 10 years at current market rates, with options to renew. We have accounted for the upfront payment as deferred rent and as a financing obligation.

Wireless Transaction

On February 21, 2014, we completed the acquisition of Vodafone Group Plc’s (Vodafone) indirect 45% interest in Cellco Partnership d/b/a Verizon Wireless for aggregate consideration of approximately $130 billion (the Wireless Transaction). The consideration paid was primarily comprised of cash of approximately $58.89 billion and Verizon common stock with a value of approximately $61.3 billion. With full control of Verizon Wireless enhancing our operational efficiency, we believe we are well-positioned to meet the challenges of an increasingly competitive industry. See Note 2 to the consolidated financial statements for additional information.

Business Overview

Wireless

In our Wireless business, revenues grew 4.6% during 2015 driven by a 54.4% increase in equipment revenue as a result of an increase in device sales, primarily smartphones, under the Verizon device payment program (formerly known as Verizon Edge), partially offset by a decline in device sales under our traditional fixed-term service plans. Customers on our fixed-term service plans have historically paid higher fees for their wireless service in exchange for the ability to purchase their wireless devices at subsidized prices. Under the Verizon device payment program, our eligible wireless customers purchase phones or tablets at unsubsidized prices on an installment basis (a device installment plan). Customers that activate service on devices purchased under the device payment program or on a compatible device that they already own pay lower service fees (unsubsidized service pricing) as compared to those under our fixed-term service plans. The increase in activations of devices purchased under the Verizon device payment program has resulted in a relative shift of revenue from service revenue to equipment revenue and caused a change in the timing of the recognition of revenue. This shift in revenue was the result of recognizing a higher amount of equipment revenue at the time of sale of devices under the device payment program. For the year ended December 31, 2015, phone activations under the Verizon device payment program represented approximately 54% of retail postpaid phones activated compared to approximately 18% during 2014. During the fourth quarter of 2015, phone activations under the Verizon device payment program represented approximately 67% of retail postpaid phones activated. At December 31, 2015, approximately 29% of our retail postpaid phone connections participated in the Verizon device payment program compared to approximately 8% at December 31, 2014. At December 31, 2015, approximately 42% of our retail postpaid phone connections were on unsubsidized service pricing. At December 31, 2015, retail postpaid connections were 4.4% higher than at December 31, 2014, with smartphones representing 84% of our retail postpaid phone base at December 31, 2015 compared to 79% at December 31, 2014.

In August 2015, we launched a simplified shared data plan, the Verizon Plan, that offers customers various sizes of data packages that can be shared among up to 10 devices on a customer’s account. New customers who wish to participate in this new plan can do so by purchasing a device from Verizon either under our device payment program or at full retail, or by using their own compatible device. In addition, our current customers have the option of either moving to the Verizon Plan, subject to certain restrictions, or keeping their existing plan.

We are focusing our wireless capital spending on adding capacity and density to our fourth generation (4G) Long Term Evolution (LTE) network, which is available to over 98% of the U.S. population in more than 500 markets covering approximately 312 million people, including those in areas served by our LTE in Rural America partners. Approximately 91% of our total data traffic in December 2015 was carried on our 4G LTE network. We are investing in the densification of our network by utilizing small cell technology, in-building solutions and distributed antenna solutions. Densification enables us to add capacity to manage mobile video consumption and demand for IoT, as well as position us for future fifth-generation (5G) technology. In 2015, we announced our commitment to developing and deploying 5G wireless technology. We are working with key partners to ensure the aggressive pace of innovation, standards development and appropriate requirements for this next generation of wireless technology.

Wireline

In our Wireline business, revenues declined 1.8% during 2015 primarily due to revenue declines in Global Enterprise resulting from lower voice services and data networking revenues, as well as the negative impact of foreign exchange rates. To compensate for the shrinking market for traditional voice service, we continue to build our Wireline segment around data, video and advanced business services – areas where demand for reliable high-speed connections is growing. The decrease in revenues in our Wireline segment was partially offset by revenue increases in Consumer retail driven by Fios. During the year ended December 31, 2015, Fios represented approximately 79% of Consumer retail revenue compared to approximately 76% in 2014. As the penetration of Fios products increases, we continue to seek ways to increase revenue and further realize operating and capital efficiencies as well as maximize profitability. As more applications are developed for this high-speed service, we expect that Fios will become a hub for managing multiple home services that will eventually be part of the digital grid, including not just entertainment and communications, but also IoT technology used to support wireless communications in areas such as home monitoring, health monitoring, energy management and utilities management.

We continue to develop offerings on our Fios platform. During 2015, Verizon announced the introduction of Fios Custom TV, which offers customers the option of purchasing a package of channels that includes a base set of select national networks and local broadcast stations plus their choice of two sets of channels grouped into various content categories, such as news, sports and entertainment. Customers can add more sets of categorized channels to their Custom TV package for an additional monthly fee. As with all Fios TV packages, Custom TV customers also receive the Fios Local Package, which contains local versions of the Fox, CBS, NBCU, and ABC broadcast stations and other similar local content.

Capital Expenditures and Investments

We continue to invest in our wireless network, high-speed fiber and other advanced technologies to position ourselves at the center of growth trends for the future. During 2015, these investments included $17.8 billion for capital expenditures and $9.9 billion for acquisitions of wireless licenses. In addition, we acquired AOL to enhance our digital media and advertising capabilities. See “Cash Flows Used in Investing Activities” and Note 2 to the consolidated financial statements for additional information. We believe that our investments aimed at expanding our portfolio of products and services will provide our customers with an even more efficient, reliable infrastructure for competing in the information economy.

Trends

In the sections that follow, we provide information about the important aspects of our operations and investments, both at the consolidated and segment levels, and discuss our results of operations, financial position and sources and uses of cash. In addition, we highlight key trends and uncertainties to the extent practicable.

The industries that we operate in are highly competitive, which we expect to continue particularly as traditional, non-traditional and emerging service providers seek increased market share. We believe that our high-quality customer base and superior networks differentiate us from our competitors and enable us to provide enhanced communications experiences to our customers. We believe our focus on the fundamentals of running a good business, including operating excellence and financial discipline, gives us the ability to plan and manage through changing economic and competitive conditions. We will continue to invest for growth, which we believe is the key to creating value for our shareowners. We are investing in innovative technology, like wireless networks and high-speed fiber, as well as the platforms that will position us to capture incremental profitable growth in new areas, like mobile video and IoT, to position ourselves at the center of growth trends of the future.

Connection and Operating Trends

In our Wireless segment, we expect to continue to attract and maintain the loyalty of high-quality retail postpaid customers, capitalizing on demand for data services and bringing our customers new ways of using wireless services in their daily lives. We expect that future connection growth will be driven by smartphones, tablets and other connected devices. We believe these devices will attract and retain higher value retail postpaid connections, contribute to continued increases in the penetration of data services and help us remain competitive with other wireless carriers. We expect future growth opportunities will be dependent on expanding the penetration of our network services, offering innovative wireless devices for both consumer and business customers and increasing the number of ways that our customers can connect with our network and services, and we expect to manage churn by focusing on improving the customer experience through simplified pricing and better execution in our distribution channels.

Service and equipment pricing play an important role in the wireless competitive landscape. As the demand for wireless services continues to grow, wireless service providers are offering service plans that include unlimited voice minutes and text messages and a specific amount of data access in varying megabyte or gigabyte sizes or, in some cases, unlimited data usage at competitive prices. Some wireless service providers also allow customers to roll over unused data allowances to the next billing period. Furthermore, some wireless service providers offer price plans to new customers that undercut pricing under the customer’s service plan with its current wireless provider. Some wireless providers also offer promotional pricing and incentives targeted specifically to customers of Verizon Wireless.

Many wireless service providers, as well as equipment manufacturers, offer device payment options that decouple service pricing from equipment pricing and blur the traditional boundary between prepaid and postpaid plans. These payment options include device installment plans, which provide customers with the ability to pay for their device over a period of time, and device leasing arrangements. Historically, wireless service providers offered customers wireless plans whereby, in exchange for the customer entering into a fixed-term service agreement, the wireless service providers significantly, and in some cases fully, subsidized the customer’s device purchase. Wireless providers recovered those subsidies through higher service fees as compared to those paid by customers on device installment plans. We and many other wireless providers have limited or discontinued the use of device subsidies. As a result of the increased penetration of device installment plans, we expect the number of customers on plans with unsubsidized service pricing to continue to grow in 2016. We compete in this area by offering our customers services and devices that we believe they will regard as the best available value for the price, while meeting their wireless service needs.

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

Despite this challenging environment, we expect that we will be able to grow key aspects of our Wireline segment by providing network reliability, offering product bundles that include broadband Internet access, digital television and local and long distance voice services, offering more robust IP products and services, and accelerating our cloud computing and IoT strategies. We will also continue to focus on cost efficiencies to attempt to offset adverse impacts from unfavorable economic conditions and competitive pressures.

Operating Revenue

We expect to experience revenue growth in our Wireless segment in 2016, primarily as a result of an increase in the sale of devices under the Verizon device payment program. The increase in activations of these devices with unsubsidized service pricing results in a relative shift of revenue from service revenue to equipment revenue and causes a change in the timing of the recognition of revenue. This shift in revenue is the result of recognizing a higher amount of equipment revenue at the time of sale of devices under the device payment program. As a result of the increased penetration of device installment plans, we expect the number of customers on plans with unsubsidized service pricing to continue to grow in 2016.

We expect Fios broadband and video penetration to positively impact our Mass Markets revenue and subscriber base. Although we have experienced revenue declines in our Global Enterprise business, we expect our Global Enterprise business to be positively impacted by additional revenues from application services, such as our cloud, security and other solutions-based services and from continued customer migration of their services to Private IP and other strategic networking services. We believe the trend in these growth areas as well as our offerings in telematics and video streaming will help offset the continuing decline in revenues in our Wireline segment related to retail voice connection losses and the continued decline in our legacy wholesale and enterprise markets.

We are focused on developing new products and services as well as commercial models in mobile video and the IoT to monetize usage on our networks and expand our revenue mix. Although we do not expect to realize material incremental revenues from these initiatives in 2016, we expect these initiatives will have a long-term positive impact on revenues.

Operating Costs and Expenses

We anticipate our overall wireless operating costs will increase as a result of the expected increase in the volume of smartphone sales, which will result in higher equipment costs. In addition, we expect content costs for our Fios video service to continue to increase. We also expect to incur costs related to the development of new products and services in mobile video and IoT. However, we expect to achieve certain cost efficiencies in 2016 and beyond as we continue to streamline our business processes with a focus on improving productivity and increasing profitability.

Upon the closing of the sale of our local exchange business and related landline activities in California, Florida and Texas, we expect that our Wireline segment EBITDA margin and operating income margin will decline. We expect to continue to undertake initiatives, including headcount and organizational realignment initiatives, to address our cost structure to mitigate this impact to our consolidated margins.

Cash Flow from Operations

We create value for our shareowners by investing the cash flows generated by our business in opportunities and transactions that support continued profitable growth, thereby increasing customer satisfaction and usage of our products and services. In addition, we have used our cash flows to maintain and grow our dividend payout to shareowners. Verizon’s Board of Directors increased the Company’s quarterly dividend by 2.7% during 2015, making this the ninth consecutive year in which we have raised our dividend.

Our goal is to use our cash to create long-term value for our shareholders. We will continue to look for investment opportunities that will help us to grow the business, acquire spectrum licenses (see “Cash Flows from Investing Activities”), pay dividends to our shareholders and, when appropriate, buy back shares of our outstanding common stock (see “Cash Flows from Financing Activities”). We expect to use the proceeds from the Frontier transaction to reduce our debt levels. We also remain committed to returning to our pre Wireless Transaction credit-rating profile in the 2018 to 2019 timeframe.

Capital Expenditures

Our 2016 capital program includes capital to fund advanced networks and services, including 4G LTE and Fios, the continued expansion of our core networks, including our IP and data center enhancements, and support for our copper-based legacy voice networks and other expenditures to drive operating efficiencies. The level and the timing of the Company’s capital expenditures within these broad categories can vary significantly as a result of a variety of factors outside our control, including, for example, material weather events. We are replacing copper wire with fiber-optic cable which will not alter our capital program but should result in lower maintenance costs in the future. Capital expenditures were $17.8 billion in 2015 and $17.2 billion in 2014. We believe that we have significant discretion over the amount and timing of our capital expenditures on a Company-wide basis as we are not subject to any agreement that would require significant capital expenditures on a designated schedule or upon the occurrence of designated events. We expect capital expenditures in 2016, which will be primarily focused on adding capacity to our 4G LTE network in order to stay ahead of our customers’ increasing data demands, to be in the range of approximately $17.2 billion to $17.7 billion. This includes capital spending up to approximately $150 million for the properties to be sold to Frontier.

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

On February 21, 2014, we completed the acquisition of Vodafone’s indirect 45% interest in Verizon Wireless. As a result, for 2014 our results reflect our 55% ownership of Verizon Wireless through the closing of the Wireless Transaction and reflect our full ownership of Verizon Wireless from the closing of the Wireless Transaction through December 31, 2014.

Corporate and other includes the operations of AOL and related businesses, unallocated corporate expenses, the results of other businesses, such as our investments in unconsolidated businesses, pension and other employee benefit related costs and lease financing. Effective January 1, 2014, we have also reclassified the results of certain businesses, such as development stage businesses that support our strategic initiatives, from our Wireline segment to Corporate and other. The impact of this reclassification was not material to our consolidated financial statements or our segment results of operations. Corporate and other also includes the historical results of divested operations and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance. We believe that this presentation assists users of our financial statements in better understanding our results of operations and trends from period to period.

On July 1, 2014, our Wireline segment sold a non-strategic business (see “Acquisitions and Divestitures”). Accordingly, the historical Wireline results for these operations, which were not material to our consolidated financial statements or our segment results of operations, have been reclassified to Corporate and other to reflect comparable segment operating results. The results of operations related to this divestiture included within Corporate and other are as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Impact of Divested Operations
Operating revenues	$—	$256	$599
Cost of services	—	239	531
Selling, general and administrative expense	—	5	25

Consolidated Revenues

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Wireless
Service	$70,396	$72,630	$69,033	$(2,234)	(3.1)%	$3,597	5.2%
Equipment	16,924	10,959	8,111	5,965	54.4	2,848	35.1
Other	4,360	4,057	3,879	303	7.5	178	4.6

Total	91,680	87,646	81,023	4,034	4.6	6,623	8.2
Wireline
Mass Markets	18,473	18,047	17,383	426	2.4	664	3.8
Global Enterprise	12,943	13,649	14,156	(706)	(5.2)	(507)	(3.6)
Global Wholesale	5,979	6,190	6,560	(211)	(3.4)	(370)	(5.6)
Other	325	543	525	(218)	(40.1)	18	3.4

Total	37,720	38,429	38,624	(709)	(1.8)	(195)	(0.5)
Corporate and other	3,444	2,144	2,113	1,300	60.6	31	1.5
Eliminations	(1,224)	(1,140)	(1,210)	(84)	7.4	70	(5.8)

Consolidated Revenues	$131,620	$127,079	$120,550	$4,541	3.6	$6,529	5.4

2015 Compared to 2014

The increase in consolidated revenues during 2015 was primarily due to higher equipment revenues in our Wireless segment, higher revenues as a result of the acquisition of AOL and higher Mass Markets revenues driven by Fios services at our Wireline segment. Partially offsetting these increases were lower Service revenues at our Wireless segment and lower Global Enterprise revenues at our Wireline segment.

Wireless’ revenues increased $4.0 billion, or 4.6%, during 2015 primarily as a result of growth in equipment revenue. Equipment revenue increased by $6.0 billion, or 54.4% during 2015 as a result of an increase in device sales, primarily smartphones, under the Verizon device payment program, partially offset by a decline in device sales under traditional fixed-term service plans. Service revenue, which does not include recurring device installment billings related to the Verizon device payment program, decreased by $2.2 billion, or 3.1%, during 2015 primarily driven by an increase in the activation of devices purchased under the Verizon device payment program on plans with unsubsidized service pricing. The increase in these activations resulted in a relative shift of revenue from service revenue to equipment revenue and caused a change in the timing of the recognition of revenue. This shift in revenue was the result of recognizing a higher amount of equipment revenue at the time of sale of devices under the device payment program. During the year ended December 31, 2015, phone activations under the Verizon device payment program represented approximately 54% of retail postpaid phones activated compared to approximately 18% during 2014. During the fourth quarter of 2015, phone activations under the Verizon device payment program represented approximately 67% of retail postpaid phones activated. At December 31, 2015, approximately 29% of our retail postpaid phone connections participated in the Verizon device payment program compared to approximately 8% at December 31, 2014. At December 31, 2015, approximately 42% of our retail postpaid phone connections were on unsubsidized service pricing. Service revenue plus recurring device installment billings related to the Verizon device payment program increased 2.0% during 2015.

Retail postpaid connection net additions decreased during 2015 primarily due to a decrease in retail postpaid connection gross additions, partially offset by a lower retail postpaid connection churn rate. Retail postpaid connections per account increased as of December 31, 2015 compared to December 31, 2014, primarily due to increases in Internet devices.

Wireline’s revenues decreased $0.7 billion, or 1.8%, during 2015 primarily as a result of declines in Global Enterprise, partially offset by higher Mass Markets revenues driven by Fios services.

Mass Markets revenues increased $0.4 billion, or 2.4%, during 2015 primarily due to the expansion of Fios services (voice, internet and video), including our Fios Quantum offerings, as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased $0.7 billion, or 5.2%, during 2015 primarily due to lower voice services and data networking revenues, lower networking solutions revenues, a decline in customer premise equipment revenues and the negative impact of foreign exchange rates.

Corporate and other revenues increased $1.3 billion, or 60.6%, during 2015 primarily as a result of the acquisition of AOL, which was completed on June 23, 2015.

2014 Compared to 2013

The increase in consolidated revenues during 2014 was primarily due to higher revenues at Wireless, as well as higher Mass Markets revenues driven by Fios services at our Wireline segment. Partially offsetting these increases were lower Global Enterprise Core and Global Wholesale revenues at our Wireline segment.

Wireless’ revenues increased $6.6 billion, or 8.2%, during 2014 primarily as a result of growth in service revenue and equipment revenue. The increase in service revenue, which does not include recurring equipment installment billings related to the Verizon device payment program, during 2014 was primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections as well as the continued increase in penetration of 4G LTE smartphones and tablets through our More Everything plans. Retail postpaid connection net additions increased during 2014 primarily due to an increase in retail postpaid connection gross additions partially offset by an increase in our retail postpaid connection churn rate. Retail postpaid connections per account increased as of December 31, 2015 compared to December 31, 2014 primarily due to the increased penetration of tablets. Equipment revenue increased during 2014 primarily due to an increase in device sales under both traditional fixed-term service plans and the Verizon device payment program.

Wireline’s revenues decreased $0.2 billion, or 0.5%, during 2014 primarily as a result of declines in Global Enterprise Core and Global Wholesale, partially offset by higher Mass Markets revenues driven by Fios services and increased Strategic services revenues within Global Enterprise.

Mass Markets revenues increased $0.7 billion, or 3.8%, during 2014 primarily due to the expansion of Fios services (voice, internet and video), including our Fios Quantum offerings, as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

Global Enterprise revenues decreased $0.5 billion, or 3.6%, during 2014 primarily due to lower voice services and data networking revenues, the contraction of market rates due to competition and a decline in Core customer premise equipment revenues. This decrease was partially offset by an increase in Strategic services revenues, primarily due to growth in our application services, such as our cloud and data center offerings and contact center solutions.

Global Wholesale revenues decreased $0.4 billion, or 5.6%, during 2014 primarily due to a decline in data revenues driven by the continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities, as well as a decline in traditional voice revenues. During 2014, we also experienced a decline in domestic wholesale connections.

Consolidated Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Cost of services	$29,438	$28,306	$28,534	$1,132	4.0%	$(228)	(0.8)%
Wireless cost of equipment	23,119	21,625	16,353	1,494	6.9	5,272	32.2
Selling, general and administrative expense	29,986	41,016	27,089	(11,030)	(26.9)	13,927	51.4
Depreciation and amortization expense	16,017	16,533	16,606	(516)	(3.1)	(73)	(0.4)

Consolidated Operating Expenses	$98,560	$107,480	$88,582	$(8,920)	(8.3)	$18,898	21.3

Consolidated operating expenses decreased during 2015 primarily due to non-operational credits recorded in 2015 as compared to non-operational charges recorded in 2014 (see “Other Items”). Consolidated operating expenses increased during 2014 primarily due to non-operational charges recorded in 2014 as compared to non-operational credits recorded in 2013 (see “Other Items”) as well as increased operating expenses at Wireless.

2015 Compared to 2014

Cost of Services

Cost of services includes the following costs directly attributable to a service: salaries and wages, benefits, materials and supplies, content costs, contracted services, network access and transport costs, customer provisioning costs, computer systems support, and costs to support our outsourcing contracts and technical facilities. Aggregate customer care costs, which include billing and service provisioning, are allocated between Cost of services and Selling, general and administrative expense.

Cost of services increased during 2015 primarily due to an increase in costs as a result of the acquisition of AOL, higher rent expense as a result of an increase in wireless macro and small cell sites, higher wireless network costs from an increase in fiber facilities supporting network capacity expansion and densification, including the deployment of small cell technology, a volume-driven increase in costs related to the wireless device protection package offered to our customers as well as a $0.5 billion increase in content costs at our Wireline segment. Partially offsetting these increases were a $0.3 billion decline in employee costs and a $0.3 billion decline in access costs at our Wireline segment. Also offsetting the increase was a decrease in Cost of services reflected in the results of operations related to a non-strategic Wireline business that was divested on July 1, 2014.

Wireless Cost of Equipment

Wireless cost of equipment increased during 2015 primarily as a result of an increase in the average cost per unit, driven by a shift to higher priced units in the mix of devices sold, partially offset by a decline in the number of units sold.

Selling, General and Administrative Expense

Selling, general and administrative expense includes: salaries and wages and benefits not directly attributable to a service or product, bad debt charges, taxes other than income taxes, advertising and sales commission costs, customer billing, call center and information technology costs, regulatory fees, professional service fees, and rent and utilities for administrative space. Also included is a portion of the aggregate customer care costs as discussed in “Cost of Services” above.

Selling, general and administrative expense decreased during 2015 primarily due to non-operational credits, primarily severance, pension and benefit credits, recorded in 2015 as compared to non-operational charges, primarily severance, pension and benefit charges, recorded in 2014 (see “Other Items”). Also contributing to this decrease was a decline in sales commission expense at our Wireless segment, which was driven by an increase in activations under the Verizon device payment program. The decrease is partially offset by an increase in bad debt expense at our Wireless segment. The increase in bad debt expense was primarily driven by a volume increase in our installment receivables, as the credit quality of our customers remained consistent throughout the periods presented.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2015 primarily due to $0.9 billion of depreciation and amortization expense not being recorded on our depreciable Wireline assets in California, Florida and Texas which were classified as held for sale as of February 5, 2015, partially offset by an increase in depreciable assets at our Wireless segment.

We will not record depreciation and amortization expense on our depreciable Wireline assets in California, Florida and Texas through the closing of the transaction with Frontier, which is expected to occur at the end of the first quarter of 2016.

2014 Compared to 2013

Wireless Cost of Equipment

Wireless cost of equipment increased during 2014 primarily due to an increase in cost of equipment sales at our Wireless segment as a result of an increase in the number of devices sold as well as an increase in the cost per unit.

Selling, General and Administrative Expense

Selling, general and administrative expense increased during 2014 primarily due to non-operational charges, primarily severance, pension and benefit charges, recorded in 2014 as compared to non-operational credits, primarily severance, pension and benefit credits, recorded in 2013 (see “Other Items”).

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2014 primarily due to a decrease in net depreciable assets at our Wireline segment, partially offset by an increase in depreciable assets at our Wireless segment.

Non-operational (Credits) Charges

Non-operational (credits) charges included in operating expenses (see “Other Items”) were as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Severance, Pension and Benefit (Credits) Charges
Selling, general and administrative expense	$(2,256)	$7,507	$(6,232)

Gain on Spectrum License Transactions
Selling, general and administrative expense	(254)	(707)	(278)

Other Costs
Cost of services and sales	—	27	—
Selling, general and administrative expense	—	307	—

	—	334	—

Total non-operating (credits) charges included in operating expenses	$(2,510)	$7,134	$(6,510)

See “Other Items” for a description of these and other non-operational items.

Consolidated Operating Income and EBITDA

Consolidated earnings before interest, taxes, depreciation and amortization expenses (Consolidated EBITDA) and Consolidated Adjusted EBITDA, which are presented below, are non-GAAP measures and do not purport to be alternatives to operating income as a measure of operating performance. Management believes that these measures are useful to investors and other users of our financial information in evaluating operating profitability on a more variable cost basis as they exclude the depreciation and amortization expense related primarily to capital expenditures and acquisitions that occurred in prior years, as well as in evaluating operating performance in relation to our competitors. Consolidated EBITDA is calculated by adding back interest, taxes, depreciation and amortization expense, equity in (losses) earnings of unconsolidated businesses and other income and (expense), net to net income.

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

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Consolidated Operating Income	$33,060	$19,599	$31,968
Add Depreciation and amortization expense	16,017	16,533	16,606

Consolidated EBITDA	49,077	36,132	48,574
Add (Less) Non-operating (credits) charges included in operating expenses	(2,510)	7,134	(6,510)
Less Impact of divested operations	—	(12)	(43)

Consolidated Adjusted EBITDA	$46,567	$43,254	$42,021

The changes in Consolidated Operating Income, Consolidated EBITDA and Consolidated Adjusted EBITDA in the table above were primarily a result of the factors described in connection with operating revenues and operating expenses.

Other Consolidated Results

Equity in Earnings of Unconsolidated Businesses

Equity in earnings of unconsolidated businesses decreased $1.9 billion during 2015 and increased $1.6 billion during 2014 primarily due to the gain of $1.9 billion recorded on the sale of our interest in Vodafone Omnitel N.V. (the Omnitel Transaction, and such interest, the Omnitel Interest) during the first quarter of 2014, which was part of the consideration for the Wireless Transaction completed on February 21, 2014.

Other Income and (Expense), Net

Additional information relating to Other income and (expense), net is as follows:

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Interest income	$115	$108	$64	$7	6.5%	$44	68.8%
Other, net	71	(1,302)	(230)	1,373	nm	(1,072)	nm

Total	$186	$(1,194)	$(166)	$1,380	nm	$(1,028)	nm

nm – not meaningful

Other income and (expense), net changed favorably during 2015 and changed unfavorably during 2014 primarily driven by net early debt redemption costs of $1.4 billion incurred in 2014 (see “Other Items”).

Interest Expense

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Total interest costs on debt balances	$5,504	$5,291	$3,421	$213	4.0%	$1,870	54.7%
Less capitalized interest costs	584	376	754	208	55.3	(378)	(50.1)

Total	$4,920	$4,915	$2,667	$5	0.1	$2,248	84.3

Average debt outstanding	$113,325	$108,461	$65,959
Effective interest rate	4.9%	4.9%	5.2%

Total interest costs on debt balances increased during 2015 primarily due to a $4.9 billion increase in average debt (see “Consolidated Financial Condition”). Capitalized interest costs were higher in 2015 primarily due to an increase in wireless licenses that are currently under development, which was a result of our winning bid in the FCC spectrum license auction during 2015. The FCC granted us those wireless licenses on April 8, 2015 (see Note 2 for additional information).

Total interest costs on debt balances increased during 2014 primarily due to the issuance of fixed and floating rate notes to finance the Wireless Transaction (see “Acquisitions and Divestitures”) resulting in an increase in average debt and a corresponding increase in interest expense, partially offset by a lower effective interest rate (see “Consolidated Financial Condition”). Capitalized interest costs were lower in 2014 primarily due to a decrease in wireless licenses that are currently under development, which was due to the deployment of AWS licenses for commercial service during 2014.

Provision for Income Taxes

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Provision for income taxes	$9,865	$3,314	$5,730	$6,551	nm	$(2,416)	(42.2)%
Effective income tax rate	34.9%	21.7%	19.6%

nm	– not meaningful

The effective income tax rate is calculated by dividing the provision for income taxes by income before the provision for income taxes. The effective income tax rate for 2015 was 34.9% compared to 21.7% for 2014. The increase in the effective income tax rate and provision for income taxes was primarily due to the impact of higher income before income taxes due to severance, pension and benefit credits recorded in 2015 compared to severance, pension and benefit charges recorded in 2014, as well as tax benefits associated with the utilization of certain tax credits in 2014 in connection with the Omnitel Transaction. The 2014 effective income tax rate also included a benefit from the inclusion of income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership prior to the Wireless Transaction completed on February 21, 2014.

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

Our effective income tax rate differed significantly from the statutory federal income tax rate for 2013 due to the inclusion of income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership for the full year within our income before the provision for income taxes. In 2013, we recorded a tax provision on income before the provision for income taxes and when we included the income attributable to Vodafone’s noncontrolling interest in the Verizon Wireless partnership in our income before the provision for income taxes it resulted in our effective income tax rate being 13.7 percentage points lower during 2013.

A reconciliation of the statutory federal income tax rate to the effective income tax rate for each period is included in Note 12 to the consolidated financial statements.

Net Income Attributable to Noncontrolling Interests

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Net income attributable to noncontrolling interests	$496	$2,331	$12,050	$(1,835)	(78.7)%	$(9,719)	(80.7)%

The decrease in Net income attributable to noncontrolling interests during 2015 and 2014 was primarily due to the completion of the Wireless Transaction on February 21, 2014. As a result, our results reflect our 55% ownership interest of Verizon Wireless through the closing of the Wireless Transaction and reflect our full ownership of Verizon Wireless for the remainder of the year. The noncontrolling interests that remained after the completion of the Wireless Transaction primarily relate to wireless partnership entities.

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

Wireless Segment EBITDA margin is calculated by dividing Wireless Segment EBITDA by total Wireless revenues. Wireless Segment EBITDA service margin, also presented below, is calculated by dividing Wireless Segment EBITDA by Wireless service revenues. Wireless Segment EBITDA service margin utilizes service revenues rather than total revenues. Service revenues primarily exclude equipment revenues in order to reflect the impact of providing service to the wireless customer base on an ongoing basis. Wireline Segment EBITDA margin is calculated by dividing Wireline Segment EBITDA by total Wireline revenues. You can find additional information about our segments in Note 13 to the consolidated financial statements.

Wireless

Our Wireless segment, doing business as Verizon Wireless, provides wireless communications services across one of the most extensive wireless networks in the United States. Verizon Wireless was formed as a joint venture in April 2000 by the combination of the U.S. wireless operations and interests of Verizon and Vodafone. Prior to the completion of the Wireless Transaction, Verizon owned a controlling 55% interest in Verizon Wireless and Vodafone owned the remaining 45%. On February 21, 2014, the Wireless Transaction was completed and Verizon acquired 100% ownership of Verizon Wireless.

We provide these services and equipment sales to consumer, business and government customers in the United States on a postpaid and prepaid basis. Postpaid connections represent individual lines of service for which a customer is billed in advance a monthly access charge in return for a monthly network service allowance, and usage beyond the allowance is billed monthly in arrears. Our prepaid service enables individuals to obtain wireless services without credit verification by paying for all services in advance.

All financial results included in the tables below reflect the consolidated results of Verizon Wireless.

Operating Revenues and Selected Operating Statistics

				(dollars in millions, except ARPA)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Service	$70,396	$72,630	$69,033	$(2,234)	(3.1)%	$3,597	5.2%
Equipment	16,924	10,959	8,111	5,965	54.4	2,848	35.1
Other	4,360	4,057	3,879	303	7.5	178	4.6

Total Operating Revenues	$91,680	$87,646	$81,023	$4,034	4.6	$6,623	8.2

Connections (‘000):(1)
Retail connections	112,108	108,211	102,799	3,897	3.6	5,412	5.3
Retail postpaid connections	106,528	102,079	96,752	4,449	4.4	5,327	5.5

Net additions in period (‘000):(2)
Retail connections	3,956	5,568	4,472	(1,612)	(29.0)	1,096	24.5
Retail postpaid connections	4,507	5,482	4,118	(975)	(17.8)	1,364	33.1

Churn Rate:
Retail connections	1.24%	1.33%	1.27%
Retail postpaid connections	0.96%	1.04%	0.97%

Account Statistics:
Retail postpaid ARPA	$152.63	$159.86	$153.93	$(7.23)	(4.5)	$5.93	3.9
Retail postpaid accounts (‘000)(1)	35,736	35,616	35,083	120	0.3	533	1.5
Retail postpaid connections per account(1)	2.98	2.87	2.76	0.11	3.8	0.11	4.0

(1)	As of end of period
(2)	Excluding acquisitions and adjustments

2015 Compared to 2014

Wireless’ total operating revenues increased by $4.0 billion, or 4.6%, during 2015 primarily as a result of growth in equipment revenue.

Accounts and Connections

Retail (non-wholesale) postpaid accounts primarily represent retail customers with Verizon Wireless that are directly served and managed by Verizon Wireless and use its branded services. Accounts include shared data plans, such as our new Verizon Plan and More Everything plans, and corporate accounts, as well as legacy single connection plans and family plans. A single account may include monthly wireless services for a variety of connected devices. Retail connections represent our retail customer device connections. Churn is the rate at which service to connections is terminated.

Retail connections under an account may include: smartphones and basic phones (collectively, phones) as well as tablets, LTE Internet (Installed) and other connected devices. Retail postpaid connection net additions decreased during 2015 primarily due to a decrease in retail postpaid connection gross additions, partially offset by lower retail postpaid connection churn rate. The decrease in retail postpaid connection gross additions during 2015 was driven by a decline in gross additions of smartphones, tablets and other Internet devices.

Retail Postpaid Connections per Account

Retail postpaid connections per account is calculated by dividing the total number of retail postpaid connections by the number of retail postpaid accounts as of the end of the period. Retail postpaid connections per account increased as of December 31, 2015 compared to December 31, 2014. The increase in retail postpaid connections per account is primarily due to increases in Internet devices, which represented 16.8% of our retail postpaid connection base as of December 31, 2015, compared to 14.1% as of December 31, 2014.

Service Revenue

Service revenue, which does not include recurring device installment billings related to the Verizon device payment program, decreased by $2.2 billion, or 3.1%, during 2015 primarily driven by lower retail postpaid service revenue. Retail postpaid service revenue was negatively impacted as a result of an increase in the activation of devices purchased under the Verizon device payment program on plans with unsubsidized service pricing. The increase in these activations resulted in a relative shift of revenue from service revenue to equipment revenue and caused a change in the timing of the recognition of revenue. At December 31, 2015, approximately 29% of our retail postpaid phone connections participated in the Verizon device payment program compared to approximately 8% at December 31, 2014. At December 31, 2015, approximately 42% of our retail postpaid phone connections were on unsubsidized service pricing. The decrease in service revenue was partially offset by the impact of an increase in retail postpaid connections as well as the continued increase in penetration of smartphones and tablets through our shared data plans. Service revenue plus recurring device installment billings related to the Verizon device payment program increased 2.0% during 2015.

Retail postpaid ARPA (the average revenue per account from retail postpaid accounts), which does not include recurring device installment billings related to the Verizon device payment program, was negatively impacted during 2015 as a result of the increase in the activation of devices purchased under the Verizon device payment program on plans with unsubsidized service pricing. Partially offsetting this impact during 2015 was an increase in our retail postpaid connections per account, as discussed above.

Equipment Revenue

Equipment revenue increased by $6.0 billion, or 54.4%, during 2015 as a result of an increase in device sales, primarily smartphones, under the Verizon device payment program, partially offset by a decline in device sales under traditional fixed-term service plans. For the year ended December 31, 2015, phone activations under the Verizon device payment program represented approximately 54% of retail postpaid phones activated compared to approximately 18% during 2014. During the fourth quarter of 2015, phone activations under the Verizon device payment program represented approximately 67% of retail postpaid phones activated. The increase in these activations resulted in a relative shift of revenue from service revenue to equipment revenue and caused a change in the timing of the recognition of revenue. This shift in revenue was the result of recognizing a higher amount of equipment revenue at the time of sale of devices under the device payment program.

Other Revenue

Other revenue includes non-service revenues such as regulatory fees, cost recovery surcharges, revenues associated with our device protection package, sublease rentals and financing revenue. Other revenue increased $0.3 billion, or 7.5%, during 2015 primarily due to a volume-driven increase in revenues related to our device protection package.

2014 Compared to 2013

Wireless’ total operating revenues increased by $6.6 billion, or 8.2%, during 2014 primarily as a result of growth in service revenue and equipment revenue.

Accounts and Connections

Retail postpaid connection net additions increased during 2014 primarily due to an increase in retail postpaid connection gross additions partially offset by an increase in our retail postpaid connection churn rate. Higher retail postpaid connection gross additions were driven by gross additions of tablets as well as 4G LTE smartphones. During 2014, our retail postpaid connection net additions included approximately 4.2 million tablets as compared to 1.4 million tablets in 2013.

Retail Postpaid Connections per Account

Retail postpaid connections per account increased 4.0% as of December 31, 2014 compared to December 31, 2013 primarily due to the increased penetration of tablets.

Service Revenue

Service revenue, which does not include recurring device installment billings related to the Verizon device payment program, increased by $3.6 billion, or 5.2%, during 2014 primarily driven by higher retail postpaid service revenue, which increased largely as a result of an increase in retail postpaid connections as well as the continued increase in penetration of 4G LTE smartphones and tablets through our More Everything plans. The penetration of 4G LTE smartphones was driven by the activation of smartphones by new customers as well as existing customers migrating from basic phones and 3G smartphones to 4G LTE smartphones.

The increase in retail postpaid ARPA, which does not include recurring device installment billings related to the Verizon device payment program, during 2014 was primarily driven by increases in smartphone penetration and retail postpaid connections per account. As of December 31, 2014, we experienced a 4.0% increase in retail postpaid connections per account compared to 2013, with smartphones representing 79% of our retail postpaid phone base as of December 31, 2014 compared to 70% as of December 31, 2013. The increased penetration in retail postpaid connections per account is primarily due to increases in Internet data devices, which represented 14.1% of our retail postpaid connection base as of December 31, 2014 compared to 10.7% as of December 31, 2013, primarily due to tablet activations. Additionally, during 2014, postpaid smartphone activations represented 92% of phones activated compared to 86% during 2013.

Other service revenue increased during 2014 due to growth in wholesale connections.

Equipment Revenue

Equipment revenue increased during 2014 primarily due to an increase in device sales under both traditional fixed-term service plans and the Verizon device payment program.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Cost of services	$7,803	$7,200	$7,295	$603	8.4%	$(95)	(1.3)%
Cost of equipment	23,119	21,625	16,353	1,494	6.9	5,272	32.2
Selling, general and administrative expense	21,805	23,602	23,176	(1,797)	(7.6)	426	1.8
Depreciation and amortization expense	8,980	8,459	8,202	521	6.2	257	3.1

Total Operating Expenses	$61,707	$60,886	$55,026	$821	1.3	$5,860	10.6

Cost of Services

Cost of services increased $0.6 billion, or 8.4%, during 2015 primarily due to higher rent expense as a result of an increase in macro and small cell sites as well as higher wireless network costs from an increase in fiber facilities supporting network capacity expansion and densification, including the deployment of small cell technology, to meet growing customer demand for 4G LTE data services. Also contributing to the increase in Cost of services during 2015 was a volume-driven increase in costs related to the device protection package offered to our customers.

Cost of Equipment

Cost of equipment increased $1.5 billion, or 6.9%, during 2015 primarily as a result of an increase in the average cost per unit, driven by a shift to higher priced units in the mix of devices sold, partially offset by a decline in the number of units sold.

Cost of equipment increased during 2014 primarily due to an increase in cost of equipment sales of $5.3 billion as a result of an increase in the number of devices sold as well as an increase in the cost per unit. The increase in the number of devices sold was driven, in part, by the launch of new devices.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2015 primarily due to a $2.8 billion decline in sales commission expense. The decline in sales commission expense was driven by an increase in activations under the Verizon device payment program, which has a lower commission per unit than activations under traditional fixed-term service plans, partially offset by an increase in bad debt expense. The increase in bad debt expense was primarily driven by a volume increase in our device installment receivables, as the credit quality of our customers remained consistent throughout the periods presented.

Selling, general and administrative expense increased during 2014 primarily due to a $0.2 billion increase in advertising expense and gains recorded in the first quarter of 2013 related to wireless license exchange agreements, partially offset by a decline in sales commission expense, which was driven by the adoption of the Verizon device payment program.

Depreciation and Amortization Expense

The increase in depreciation and amortization expense increased during 2015 and 2014, respectively, was primarily driven by an increase in net depreciable assets.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Segment Operating Income	$29,973	$26,760	$25,997	$3,213	12.0%	$763	2.9%
Add Depreciation and amortization expense	8,980	8,459	8,202	521	6.2	257	3.1

Segment EBITDA	$38,953	$35,219	$34,199	$3,734	10.6	$1,020	3.0

Segment operating income margin	32.7%	30.5%	32.1%
Segment EBITDA margin	42.5%	40.2%	42.2%
Segment EBITDA service margin	55.3%	48.5%	49.5%

The changes in the table above during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses.

Non-operational items excluded from Wireless’ Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Gain on spectrum license transactions	$(254)	$(707)	$(278)
Severance, pension and benefit (credits) charges	5	86	(61)
Other costs	—	109	—

	$(249)	$(512)	$(339)

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

The operating results of Verizon’s local exchange business and related landline activities in California, Florida and Texas, which will be sold to Frontier, are included within our Wireline segment for all periods presented. The assets and liabilities that will be sold are currently included in Verizon’s continuing operations and classified as assets held for sale and liabilities related to assets held for sale on our consolidated balance sheet as of December 31, 2015. We expect this transaction to close at the end of the first quarter of 2016.

Operating Revenues and Selected Operating Statistics

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Consumer retail	$16,123	$15,583	$14,842	$540	3.5%	$741	5.0%
Small business	2,350	2,464	2,541	(114)	(4.6)	(77)	(3.0)

Mass Markets	18,473	18,047	17,383	426	2.4	664	3.8
Strategic services	8,165	8,324	8,140	(159)	(1.9)	184	2.3
Core	4,778	5,325	6,016	(547)	(10.3)	(691)	(11.5)

Global Enterprise	12,943	13,649	14,156	(706)	(5.2)	(507)	(3.6)

Global Wholesale	5,979	6,190	6,560	(211)	(3.4)	(370)	(5.6)
Other	325	543	525	(218)	(40.1)	18	3.4

Total Operating Revenues	$37,720	$38,429	$38,624	$(709)	(1.8)	$(195)	(0.5)

Connections (‘000):(1)
Total voice connections	18,387	19,795	21,085	(1,408)	(7.1)	(1,290)	(6.1)

Total Broadband connections	9,228	9,205	9,015	23	0.2	190	2.1
Fios Internet subscribers	7,034	6,616	6,072	418	6.3	544	9.0
Fios video subscribers	5,827	5,649	5,262	178	3.2	387	7.4

(1) As of end of period

Wireline’s revenues decreased $0.7 billion, or 1.8%, during 2015 primarily driven by declines in Global Enterprise, partially offset by higher Mass Markets revenues driven by Fios services. Fios revenues increased $1.1 billion, or 8.6%, during 2015.

Mass Markets

Mass Markets operations provide broadband Internet and video services (including high-speed Internet, Fios Internet and Fios video services), local exchange (basic service and end-user access) and long distance (including regional toll) voice services to residential and small business subscribers.

2015 Compared to 2014

Mass Markets revenues increased $0.4 billion, or 2.4%, during 2015 primarily due to the expansion of Fios services (voice, Internet and video), including our Fios Quantum offerings, as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues.

During 2015, we grew our subscriber base by 0.4 million Fios Internet subscribers and by 0.2 million Fios video subscribers, while also improving the penetration rate within our Fios service areas for Fios Internet. As of December 31, 2015, we achieved a penetration rate of 41.8% for Fios Internet compared to a penetration rate of 41.1% for Fios Internet as of December 31, 2014. During 2015, Consumer Fios revenue increased $1.0 billion, or 8.3%. Fios represented approximately 79% of Consumer retail revenue during 2015 compared to approximately 76% during 2014.

The decline of local exchange revenues was primarily due to a 6.9% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, competing VoIP and cable telephony services. Total voice connections include traditional switched access lines in service as well as Fios digital voice connections. There was also a 7.1% decline in Small business retail voice connections, reflecting competition and a shift to both IP and high-speed circuits, primarily in areas outside of our Fios footprint.

2014 Compared to 2013

Mass Markets revenues increased $0.7 billion, or 3.8%, during 2014 primarily due to the expansion of Fios services (voice, Internet and video), including our Fios Quantum offerings, as well as changes in our pricing strategies, partially offset by the continued decline of local exchange revenues. Fios represented approximately 76% of Consumer retail revenue during 2014 compared to approximately 71% during 2013.

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

The increase in Mass Markets revenues was partially offset by the decline of local exchange revenues primarily due to a 5.5% decline in Consumer retail voice connections resulting primarily from competition and technology substitution with wireless, competing VoIP and cable telephony services. Total voice connections include traditional switched access lines in service as well as Fios digital voice connections. There was also a decline in Small business retail voice connections, primarily reflecting competition and a shift to both IP and high-speed circuits.

Global Enterprise

Global Enterprise offers strategic services and other core communications services to medium and large business customers, multinational corporations and state and federal government customers.

2015 Compared to 2014

Global Enterprise revenues decreased $0.7 billion, or 5.2%, during 2015 primarily due to a $0.4 billion, or 11.7%, decline in core voice services and data networking revenues, which consist of traditional circuit-based services such as frame relay, private line and legacy voice and data services. These core services declined as a result of secular declines. Also contributing to the decrease were lower networking solutions revenues, a decline in customer premise equipment revenues and the negative impact of foreign exchange rates. Networking solutions, which include Private IP, Public Internet, Ethernet and optical network services, declined $0.2 billion, or 4.6%, as a result of competitive price compression.

2014 Compared to 2013

Global Enterprise revenues decreased $0.5 billion, or 3.6%, during 2014 primarily due to a decline in voice services and data networking revenues, which consist of traditional circuit-based services such as frame relay, private line and legacy voice and data services. These core services declined as customers continued to migrate to next generation IP services. Also contributing to the decrease was the contraction of market rates due to competition and a decline in Core customer premise equipment revenues. This decrease was partially offset by an increase in strategic services revenues of $0.2 billion, or 2.3%, primarily due to growth in our application services, such as our cloud and data center offerings and contract center solutions.

Global Wholesale

Global Wholesale provides communications services including data, voice and local dial tone and broadband services primarily to local, long distance and other carriers that use our facilities to provide services to their customers.

2015 Compared to 2014

Global Wholesale revenues decreased $0.2 billion, or 3.4%, during 2015 primarily due to declines in traditional voice revenues and data revenues driven by the effect of technology substitution as well as continuing contraction of market rates due to competition. The decline in traditional voice revenue was primarily due to a decrease in minutes of use (MOUs) driven by a 6.5% decline in domestic wholesale connections between December 31, 2015 and December 31, 2014. As a result of technology substitution, the number of core data circuits at December 31, 2015 experienced a 14.5% decline compared to December 31, 2014.

2014 Compared to 2013

Global Wholesale revenues decreased $0.4 billion, or 5.6%, during 2014 primarily due to a decline in data and traditional voice revenues. Data revenue declines were driven by the continuing demand for high-speed digital data services from fiber-to-the-cell customers upgrading their core data circuits to Ethernet facilities. As a result of the customer migrations, at December 31, 2014, the number of core data circuits experienced a 14.2% decline. The traditional voice revenue declines are primarily due to a decrease in MOUs and the effect of technology substitution. As of December 31, 2014, we also experienced a 6.2% decline in domestic wholesale connections. Also contributing to the decline in voice revenues is the continuing contraction of market rates due to competition.

Operating Expenses

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Cost of services	$20,878	$21,332	$21,396	$(454)	(2.1)%	$(64)	(0.3)%
Selling, general and administrative expense	7,989	8,180	8,571	(191)	(2.3)	(391)	(4.6)
Depreciation and amortization expense	6,678	7,882	8,327	(1,204)	(15.3)	(445)	(5.3)

Total Operating Expenses	$35,545	$37,394	$38,294	$(1,849)	(4.9)	$(900)	(2.4)

Cost of Services

Cost of services decreased during 2015 primarily due to a $0.3 billion decline in employee costs as a result of reduced headcount as well as a $0.3 billion decline in access costs driven by declines in overall wholesale long distance volumes. Partially offsetting these decreases was an increase in content costs of $0.5 billion associated with continued Fios subscriber growth and programming license fee increases.

Cost of services decreased slightly during 2014 primarily due to a decrease in employee costs as a result of reduced headcount and a decline in access costs driven by declines in overall wholesale long distance volumes, which was partially offset by an increase in content costs of $0.4 billion associated with continued Fios subscriber growth and programming license fee increases.

Selling, General and Administrative Expense

Selling, general and administrative expense decreased during 2015 primarily due to declines in employee costs as a result of reduced headcount and decreased administrative expenses, partially offset by an increase in transaction taxes and regulatory expenses.

Selling, general and administrative expense decreased during 2014 primarily due to declines in employee costs as a result of reduced headcount, decreased advertising expense and lower transaction and property taxes.

Depreciation and Amortization Expense

Depreciation and amortization expense decreased during 2015 primarily due to $0.9 billion of depreciation and amortization expense not being recorded on our assets in California, Florida and Texas, which were classified as held for sale as of February 5, 2015, as well as decreases in net depreciable assets.

We will not record depreciation and amortization expense on our depreciable Wireline assets in California, Florida and Texas through the closing of the transaction with Frontier, which is expected to occur at the end of the first quarter of 2016.

Depreciation and amortization expense decreased during 2014 due to decreases in net depreciable assets.

Segment Operating Income and EBITDA

				(dollars in millions)
				Increase/(Decrease)
Years Ended December 31,	2015	2014	2013	2015 vs. 2014		2014 vs. 2013
Segment Operating Income	$2,175	$1,035	$330	$1,140	nm	$705	nm
Add Depreciation and amortization expense	6,678	7,882	8,327	(1,204)	(15.3)%	(445)	(5.3)%

Segment EBITDA	$8,853	$8,917	$8,657	$(64)	(0.7)	$260	3.0

Segment operating income margin	5.8%	2.7%	0.9%
Segment EBITDA margin	23.5%	23.2%	22.4%

nm – not meaningful

The changes in Wireline’s Operating income, Segment EBITDA and Segment EBITDA margin during the periods presented were primarily a result of the factors described in connection with operating revenues and operating expenses.

Non-operational items excluded from Wireline’s Operating income were as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Severance, pension and benefit charges	$15	$189	$–
Impact of divested operations	–	(12)	(43)
Other costs	–	137	–

	$15	$314	$(43)

Other Items

Severance, Pension and Benefit (Credits) Charges

During 2015, we recorded net pre-tax severance, pension and benefit credits of approximately $2.3 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2014 to a weighted-average of 4.6% at December 31, 2015 ($2.5 billion), the execution of a new prescription drug contract during 2015 ($1.0 billion) and a change in mortality assumptions primarily driven by the use of updated actuarial tables (MP-2015) issued by the Society of Actuaries ($0.9 billion), partially offset by the difference between our estimated return on assets of 7.25% at December 31, 2014 and our actual return on assets of 0.7% at December 31, 2015 ($1.2 billion), severance costs recorded under our existing separation plans ($0.6 billion) and other assumption adjustments ($0.3 billion).

During 2014, we recorded net pre-tax severance, pension and benefit charges of approximately $7.5 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5.0% at December 31, 2013 to a weighted-average of 4.2% at December 31, 2014 ($5.2 billion), a change in mortality assumptions primarily driven by the use of updated actuarial tables (RP-2014 and MP-2014) issued by the Society of Actuaries in October 2014 ($1.8 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.25% and our actual return on assets of 10.5% ($0.6 billion). As part of this charge, we recorded severance costs of $0.5 billion under our existing separation plans.

During 2013, we recorded net pre-tax severance, pension and benefit credits of approximately $6.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2012 to a weighted-average of 5.0% at December 31, 2013 ($4.3 billion), lower than assumed retiree medical costs and other assumption adjustments ($1.4 billion) and the difference between our estimated return on assets of 7.5% at December 31, 2012 and our actual return on assets of 8.6% at December 31, 2013 ($0.5 billion).

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

See Note 7 to the consolidated financial statements for additional information regarding the Tender Offer.

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

Gain on Spectrum License Transactions

During the fourth quarter of 2015, we completed a license exchange transaction with an affiliate of T-Mobile USA Inc. (T-Mobile USA) to exchange certain AWS and Personal Communication Services (PCS) licenses. As a result of this non-cash exchange, we received $0.4 billion of AWS and PCS spectrum licenses at fair value and we recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2015.

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

Impact of Divested Operations

On July 1, 2014, we sold a non-strategic Wireline business that provides communications solutions to a variety of government agencies.

The Consolidated Adjusted EBITDA non-GAAP measure presented in the Consolidated Operating Income and EBITDA discussion (see “Consolidated Results of Operations”) excludes the historical financial results of the divested operations described above.

Consolidated Financial Condition

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Cash Flows Provided By (Used In)
Operating activities	$38,930	$30,631	$38,818
Investing activities	(30,043)	(15,856)	(14,833)
Financing activities	(15,015)	(57,705)	26,450

Increase (Decrease) In Cash and Cash Equivalents	$(6,128)	$(42,930)	$50,435

We use the net cash generated from our operations to fund network expansion and modernization, service and repay external financing, pay dividends, invest in new businesses and, when appropriate, buy back shares of our outstanding common stock. Our sources of funds, primarily from operations and, to the extent necessary, from external financing arrangements, are sufficient to meet ongoing operating and investing requirements. We expect that our capital spending requirements will continue to be financed primarily through internally generated funds. Debt or equity financing may be needed to fund additional investments or development activities or to maintain an appropriate capital structure to ensure our financial flexibility. Our cash and cash equivalents are primarily held domestically and are invested to maintain principal and liquidity. Accordingly, we do not have significant exposure to foreign currency fluctuations. See “Market Risk” for additional information regarding our foreign currency risk management strategies.

Our available external financing arrangements include an active commercial paper program, credit available under credit facilities and other bank lines of credit, vendor financing arrangements, issuances of registered debt or equity securities and privately-placed capital market securities. In addition, in 2015, we established an active program to sell selected device installment plan receivables under the Verizon device payment program to a group of primarily relationship banks (Purchasers).

Cash Flows Provided By Operating Activities

Our primary source of funds continues to be cash generated from operations, primarily from our Wireless segment. Net cash provided by operating activities during 2015 increased by $8.3 billion primarily due to $5.9 billion of cash proceeds, net of remittances, related to the sale of wireless device installment receivables as well as $2.4 billion of cash proceeds received related to the Tower Monetization Transaction attributable to the portion of the towers for which the right-of-use has passed to the tower operator (see Note 2) as well as an increase in earnings at our Wireless segment.

During 2015, we established an on-going program to sell from time to time, on an uncommitted basis, selected device installment plan receivables under the Verizon device payment program to the Purchasers. Under the program, we transfer the receivables to wholly-owned subsidiaries that are bankruptcy remote special purpose entities (Sellers). The Sellers then sell the receivables to the Purchasers for cash and additional consideration upon settlement of the receivables (the deferred purchase price). The receivables sold under the program are no longer considered assets of Verizon. We continue to bill and collect on the receivables in exchange for a monthly servicing fee, which is not material.

Net cash provided by operating activities during 2014 decreased by $8.2 billion due in part to a $3.7 billion increase in income tax payments due to the incremental pre-tax income attributable to Verizon included in Verizon’s income since the closing of the Wireless Transaction. Also contributing to the decrease was a $2.3 billion increase in interest payments primarily due to the incremental debt needed to fund the Wireless Transaction as well as a $1.5 billion increase in pension contributions. The decrease in Cash flows provided by operating activities was partially offset by an increase in earnings at our Wireless segment.

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

Capital expenditures, including capitalized software, were as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013

Wireless	$11,725	$10,515	$9,425
Wireline	5,049	5,750	6,229
Other	1,001	926	950

	$17,775	$17,191	$16,604

Total as a percentage of revenue	13.5%	13.5%	13.8%

Capital expenditures increased at Wireless in 2015 and 2014 in order to increase the capacity of our 4G LTE network. Capital expenditures declined at Wireline in 2015 and 2014 as a result of decreased legacy spending requirements as well as decreased Fios spending requirements in 2015.

Acquisitions

During 2015, 2014 and 2013, we invested $9.9 billion, $0.4 billion and $0.6 billion, respectively, in acquisitions of wireless licenses. During 2015, 2014 and 2013, we also invested $3.5 billion, $0.2 billion and $0.5 billion, respectively, in acquisitions of investments and businesses, net of cash acquired.

On January 29, 2015, the FCC completed an auction of 65 MHz of spectrum, which it identified as the AWS-3 band. Verizon participated in that auction, and was the high bidder on 181 spectrum licenses, for which we paid cash of approximately $10.4 billion. During the fourth quarter of 2014, we made a deposit of $0.9 billion related to our participation in this auction, which is classified within Other, net investing activities on our consolidated statement of cash flows for the year ended December 31, 2014. During the first quarter of 2015, we submitted an application to the FCC and paid $9.5 billion to the FCC to complete payment for these licenses. The cash payment of $9.5 billion is classified within Acquisitions of wireless licenses on our consolidated statement of cash flows for the year ended December 31, 2015. On April 8, 2015, the FCC granted us these spectrum licenses.

On May 12, 2015, we entered into the Merger Agreement with AOL pursuant to which we commenced a tender offer to acquire all of the outstanding shares of common stock of AOL at a price of $50.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes. On June 23, 2015, we completed the tender offer and merger, and AOL became a wholly-owned subsidiary of Verizon. The aggregate cash consideration paid by Verizon at the closing of these transactions was approximately $3.8 billion, net of cash acquired of $0.5 billion. Holders of approximately 6.6 million shares exercised appraisal rights under Delaware law. If they had not exercised these rights, Verizon would have paid an additional $330 million for such shares at closing. See Note 2 to the consolidated financial statements for additional information.

In October 2015, AOL acquired an advertising technology business for cash consideration that was not significant.

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

Other, net

On May 19, 2015, Verizon consummated a sale-leaseback transaction with a financial services firm for the buildings and real estate at our Basking Ridge, New Jersey location. We received total gross proceeds of $0.7 billion resulting in a deferred gain of $0.4 billion, which will be amortized over the initial leaseback term of twenty years. The leaseback of the buildings and real estate is accounted for as an operating lease. The proceeds received as a result of this transaction have been classified within Other, net investing activities for the year ended December 31, 2015. Also in 2015, Verizon received proceeds of $0.2 billion related to a sale of real estate.

Cash Flows Provided by (Used In) Financing Activities

We seek to maintain a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters. During 2015, 2014 and 2013, net cash provided by (used in) financing activities was $(15.0) billion, $(57.7) billion and $26.5 billion, respectively.

2015

During 2015, our net cash used in financing activities of $15.0 billion was primarily driven by:

•	$9.3 billion used for repayments of long-term borrowings and capital lease obligations, including the repayment of $6.5 billion of borrowings under a term loan agreement;

•	$8.5 billion used for dividend payments; and

•	$5.0 billion payment for our accelerated share repurchase agreement.

These uses of cash were partially offset by proceeds from long-term borrowings of $6.7 billion, which included $6.5 billion of borrowings under a term loan agreement which was used for general corporate purposes, including the acquisition of spectrum licenses, as well as $2.7 billion of cash proceeds received related to the Tower Monetization Transaction attributable to the portion of the towers that we continue to occupy and use for network operations.

Proceeds from and Repayments of Long-Term Borrowings

At December 31, 2015, our total debt decreased to $110.2 billion as compared to $113.3 billion at December 31, 2014. The substantial majority of our total debt portfolio consists of fixed rate indebtedness, therefore, changes in interest rates do not have a material effect on our interest payments. See Note 7 to the consolidated financial statements for additional details regarding our debt activity.

At December 31, 2015, approximately $8.2 billion or 7.5% of the aggregate principal amount of our total debt portfolio consisted of foreign denominated debt, primarily the Euro and British Pound Sterling. We have entered into cross currency swaps in order to fix our future interest and principal payments in U.S. dollars and mitigate the impact of foreign currency transaction gains or losses. See “Market Risk” for additional information.

Verizon may continue to acquire debt securities issued by Verizon and its affiliates in the future through open market purchases, privately negotiated transactions, tender offers, exchange offers, or otherwise, upon such terms and at such prices as Verizon may from time to time determine for cash or other consideration.

Other, net

Other, net financing activities during 2015, include $2.7 billion of cash proceeds received related to the Tower Monetization Transaction, which relates to the portion of the towers that we continue to occupy and use for network operations, partially offset by the settlement of derivatives upon maturity for $0.4 billion.

Dividends

The Verizon Board of Directors assesses the level of our dividend payments on a periodic basis taking into account such factors as long-term growth opportunities, internal cash requirements and the expectations of our shareholders. During the third quarter of 2015, the Board increased our quarterly dividend payment 2.7% to $.565 per share from $.550 per share in the prior period. This is the ninth consecutive year that Verizon’s Board of Directors has approved a quarterly dividend increase.

As in prior periods, dividend payments were a significant use of capital resources. During 2015, we paid $8.5 billion in dividends.

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

Proceeds from and Repayments of Long-Term Borrowings

At December 31, 2014, our total debt increased to $113.3 billion as compared to $93.6 billion at December 31, 2013 primarily as a result of additional debt issued to finance the Wireless Transaction. Since the substantial majority of our total debt portfolio consists of fixed rate indebtedness, changes in interest rates do not have a material effect on our interest payments. Throughout 2014, we accessed the capital markets to optimize the maturity schedule of our debt portfolio and take advantage of lower interest rates, thereby reducing our effective interest rate to 4.9% from 5.2% in 2013. See Note 7 to the consolidated financial statements for additional details regarding our debt activity.

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

Dividends

During the third quarter of 2014, the Board increased our quarterly dividend payment 3.8% to $.550 per share from $.530 per share in the same period of 2013. As in prior periods, dividend payments were a significant use of capital resources. During 2014, we paid $7.8 billion in dividends compared to $5.9 billion in 2013. The increase is primarily due to the issuance of approximately 1.27 billion additional shares of common stock as a result of the Wireless Transaction.

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

Proceeds from and Repayments of Long-Term Borrowings

At December 31, 2013, our total debt increased to $93.6 billion as compared to $52.0 billion at December 31, 2012 primarily as a result of additional debt issued to finance the Wireless Transaction. Since the substantial majority of our total debt portfolio consists of fixed rate indebtedness, changes in interest rates do not have a material effect on our interest payments. See Note 7 to the consolidated financial statements for additional details regarding our debt activity.

Dividends

During the third quarter of 2013, the Board increased our quarterly dividend payment 2.9% to $.530 per share from $.515 per share in the same period of 2012. As in prior periods, dividend payments were a significant use of capital resources.

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

Other, net

The change in Other, net financing activities during 2013 was primarily driven by higher distributions to Vodafone, which owned a 45% noncontrolling interest in Verizon Wireless as of December 31, 2013.

Credit Facility

As of December 31, 2015, the unused borrowing capacity under our $8.0 billion four-year credit facility was approximately $7.9 billion. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility for the issuance of letters of credit and for general corporate purposes.

Common Stock

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareholder plans, including 22.6 million, 18.2 million and 6.9 million common shares issued from Treasury stock during 2015, 2014 and 2013, respectively, which had aggregate values of $0.9 billion, $0.7 billion and $0.3 billion, respectively.

In February 2015, the Verizon Board of Directors authorized Verizon to enter into an accelerated share repurchase (ASR) agreement to repurchase $5.0 billion of the Company’s common stock. On February 10, 2015, in exchange for an upfront payment totaling $5.0 billion, Verizon received an initial delivery of 86.2 million shares having a value of approximately $4.25 billion. On June 5, 2015, Verizon received an additional 15.4 million shares as final settlement of the transaction under the ASR agreement. In total, 101.6 million shares were delivered under the ASR at an average repurchase price of $49.21.

On March 7, 2014, the Verizon Board of Directors approved a share buyback program, which authorizes the repurchase of up to 100 million shares of Verizon common stock terminating no later than the close of business on February 28, 2017. The program permits Verizon to repurchase shares over time, with the amount and timing of repurchases depending on market conditions and corporate needs. The Board also determined that no additional shares were to be purchased under the prior program. During 2015, we repurchased $0.1 billion of our common stock as part of our previously announced share buyback program. There were no repurchases of common stock during 2014. During 2013, we repurchased $0.2 billion of our common stock under our previous share buyback program.

As a result of the Wireless Transaction, in February 2014, Verizon issued approximately 1.27 billion shares.

Credit Ratings

Verizon’s credit ratings did not change in 2015 or 2014.

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

Covenants

Our credit agreements contain covenants that are typical for large, investment grade companies. These covenants include requirements to pay interest and principal in a timely fashion, pay taxes, maintain insurance with responsible and reputable insurance companies, preserve our corporate existence, keep appropriate books and records of financial transactions, maintain our properties, provide financial and other reports to our lenders, limit pledging and disposition of assets and mergers and consolidations, and other similar covenants. Additionally, our term loan credit agreement requires us to maintain a leverage ratio (as such term is defined in those agreements) not in excess of 3.50:1.00 until our credit ratings are equal to or higher than A3 and A-. See Note 7 to the consolidated financial statements for additional details related to our term loan credit agreement.

We and our consolidated subsidiaries are in compliance with all of our financial and restrictive covenants.

Increase (Decrease) In Cash and Cash Equivalents

Our Cash and cash equivalents at December 31, 2015 totaled $4.5 billion, a $6.1 billion decrease compared to Cash and cash equivalents at December 31, 2014 primarily as a result of the factors discussed above. Our Cash and cash equivalents at December 31, 2014 totaled $10.6 billion, a $42.9 billion decrease compared to Cash and cash equivalents at December 31, 2013 primarily as a result of the cash payment made to Vodafone as part of the completion of the Wireless Transaction.

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

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Net cash provided by operating activities	$38,930	$30,631	$38,818
Less Capital expenditures (including capitalized software)	17,775	17,191	16,604

Free cash flow	$21,155	$13,440	$22,214

The changes in free cash flow during 2015, 2014 and 2013 were a result of the factors described in connection with net cash provided by operating activities and capital expenditures. During 2015, we received $5.9 billion of cash proceeds, net of remittances, related to the sale of wireless device installment receivables as well as $2.4 billion of cash proceeds received related to the Tower Monetization Transaction attributable to the portion of the towers for which the right-of-use has passed to the tower operator. On February 21, 2014, we completed the Wireless Transaction which provides full access to the cash flows of Verizon Wireless. The completion of the Wireless Transaction resulted in an increase in income tax payments as well as an increase in interest payments, which reduced our net cash provided by operating activities during 2014 (see “Cash Flows Provided by Operating Activities”).

Employee Benefit Plan Funded Status and Contributions

Employer Contributions

We operate numerous qualified and nonqualified pension plans and other postretirement benefit plans. These plans primarily relate to our domestic business units. During 2015 and 2014, contributions to our qualified pension plans were $0.7 billion and $1.5 billion, respectively. During 2013, contributions to our qualified pension plans were not material. We also contributed $0.1 billion, $0.1 billion and $0.1 billion to our nonqualified pension plans in 2015, 2014 and 2013, respectively.

In an effort to reduce the risk of our portfolio strategy and better align assets with liabilities, we have adopted a liability driven pension strategy that seeks to better match cash flows from investments with projected benefit payments. We expect that the strategy will reduce the likelihood that assets will decline at a time when liabilities increase (referred to as liability hedging), with the goal to reduce the risk of underfunding to the plan and its participants and beneficiaries, however, we also expect the strategy to result in lower asset returns. Based on this strategy and the funded status of the plans at December 31, 2015, we expect the minimum required qualified pension plan contribution in 2016 to be $0.6 billion. Nonqualified pension contributions are estimated to be approximately $0.1 billion in 2016.

Contributions to our other postretirement benefit plans generally relate to payments for benefits on an as-incurred basis since the other postretirement benefit plans do not have funding requirements similar to the pension plans. We contributed $0.9 billion, $0.7 billion and $1.4 billion to our other postretirement benefit plans in 2015, 2014 and 2013, respectively. Contributions to our other postretirement benefit plans are estimated to be approximately $0.9 billion in 2016.

Leasing Arrangements

See Note 6 to the consolidated financial statements for a discussion of leasing arrangements.

Off Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations and Commercial Commitments

The following table provides a summary of our contractual obligations and commercial commitments at December 31, 2015. Additional detail about these items is included in the notes to the consolidated financial statements.

	(dollars in millions)
	Payments Due By Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$109,073	$6,054	$10,843	$14,381	$77,795
Capital lease obligations(2)	957	271	424	124	138

Total long-term debt, including current maturities	110,030	6,325	11,267	14,505	77,933
Interest on long-term debt(1)	88,562	5,058	9,731	8,880	64,893
Operating leases(2)	18,213	2,744	4,697	3,475	7,297
Purchase obligations(3)	21,934	8,440	9,166	2,278	2,050
Other long-term liabilities(4)	2,402	1,462	940	—	—
Finance obligations(5)	2,625	261	538	560	1,266

Total contractual obligations	$243,766	$24,290	$36,339	$29,698	$153,439

(1)	Items included in long-term debt with variable coupon rates are described in Note 7 to the consolidated financial statements.

(2)	See Note 6 to the consolidated financial statements.

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

(4)	Other long-term liabilities include estimated postretirement benefit and qualified pension plan contributions (see Note 11 to the consolidated financial statements).

(5)	Represents future minimum payments under the sublease arrangement for our tower transaction (see Note 2 to the consolidated financial statements).

We are not able to make a reliable estimate of when the unrecognized tax benefits balance of $1.6 billion and related interest and penalties will be settled with the respective taxing authorities until issues or examinations are further developed (see Note 12 to the consolidated financial statements).

Guarantees

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries as well as the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003 (see Note 7 to the consolidated financial statements).

In connection with the execution of agreements for the sale of businesses and investments, Verizon ordinarily provides representations and warranties to the purchasers pertaining to a variety of nonfinancial matters, such as ownership of the securities being sold, as well as financial losses (see Note 16 to the consolidated financial statements).

As of December 31, 2015, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding (see Note 16 to the consolidated financial statements).

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

It is our general policy to enter into interest rate, foreign currency and other derivative transactions only to the extent necessary to achieve our desired objectives in optimizing exposure to various market risks. Our objectives include maintaining a mix of fixed and variable rate debt to lower borrowing costs within reasonable risk parameters and to protect against earnings and cash flow volatility resulting from changes in market conditions. We do not hedge our market risk exposure in a manner that would completely eliminate the effect of changes in interest rates and foreign exchange rates on our earnings. At December 31, 2015 and 2014, we posted collateral of approximately $0.1 billion and $0.6 billion, respectively, related to derivative contracts under collateral exchange arrangements. During the first and second quarter of 2015, we paid an immaterial amount of cash to enter into amendments to certain collateral exchange arrangements. These amendments suspend cash collateral posting for a specified period of time by both counterparties. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote. As such, we do not expect that our results of operations or financial condition will be materially affected by these risk management strategies.

Interest Rate Risk

We are exposed to changes in interest rates, primarily on our short-term debt and the portion of long-term debt that carries floating interest rates. As of December 31, 2015, approximately 81% of the aggregate principal amount of our total debt portfolio consisted of fixed rate indebtedness, including the effect of interest rate swap agreements designated as hedges. The impact of a 100 basis point change in interest rates affecting our floating rate debt would result in a change in annual interest expense, including our interest rate swap agreements that are designated as hedges, of approximately $0.2 billion. The interest rates on substantially all of our existing long-term debt obligations are unaffected by changes to our credit ratings.

The table that follows summarizes the fair values of our long-term debt, including current maturities, and interest rate swap derivatives as of December 31, 2015 and 2014. The table also provides a sensitivity analysis of the estimated fair values of these financial instruments assuming 100-basis-point upward and downward shifts in the yield curve. Our sensitivity analysis does not include the fair values of our commercial paper and bank loans, if any, because they are not significantly affected by changes in market interest rates.

	(dollars in millions)
Long-term debt and related derivatives	Fair Value	Fair Value assuming + 100 basis point shift	Fair Value assuming - 100 basis point shift
At December 31, 2015	$117,943	$108,992	$128,641
At December 31, 2014	126,139	115,695	138,420

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

During the third quarter of 2015, we entered into interest rate swaps with a total notional value of $3.2 billion. During the fourth quarter of 2015, we entered into interest rate swaps with a total notional value of $2.6 billion. At December 31, 2015 and 2014, the total notional amount of the interest rate swaps was $7.6 billion and $1.8 billion, respectively. The fair value of these contracts was $0.1 billion at December 31, 2015 and was not material at December 31, 2014. The ineffective portion of these interest rate swaps was not material at December 31, 2015 and 2014.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, we have entered into forward interest rate swaps. We designated these contracts as cash flow hedges. At December 31, 2014, these swaps had a notional value of $2.0 billion. The fair value of these contracts was $0.2 billion at December 31, 2014, which was included within Other liabilities on our consolidated balance sheet. During the third quarter of 2015, we settled these forward interest rate swaps and the pre-tax loss was not material. During the third quarter of 2015, we entered into forward interest rate swaps with a total notional value of $0.8 billion. The fair value of these contracts was not material at December 31, 2015.

Foreign Currency Translation

The functional currency for our foreign operations is primarily the local currency. The translation of income statement and balance sheet amounts of our foreign operations into U.S. dollars is recorded as cumulative translation adjustments, which are included in Accumulated other comprehensive income in our consolidated balance sheets. Gains and losses on foreign currency transactions are recorded in the consolidated statements of income in Other income and (expense), net. At December 31, 2015, our primary translation exposure was to the British Pound Sterling, Euro and Australian Dollar.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. In June 2014, we settled $0.8 billion of these cross currency swaps and the gains with respect to these swaps were not material. In December 2015, we settled $0.6 billion of these cross currency swaps on maturity.

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

A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was $1.6 billion and $0.6 billion, which was primarily included within Other liabilities on our consolidated balance sheets at December 31, 2015 and 2014, respectively. At December 31, 2015, the total notional amount of the cross currency swaps was $9.7 billion. During 2015 and 2014, a pre-tax loss of $1.2 billion and a pre-tax loss of $0.1 billion, respectively, was recognized in Other comprehensive income with respect to these swaps.

Net Investment Hedges

We entered into foreign currency forward contracts that are designated as net investment hedges to mitigate foreign exchange exposure related to non-U.S. dollar net investments in certain foreign subsidiaries against changes in foreign exchange rates. During the third quarter of 2015, we entered into net investment hedges with a total notional value of $0.9 billion with the contract tenor maturing in 2018. The fair value of these contracts was not material at December 31, 2015.

Critical Accounting Estimates and Recently Issued Accounting Standards

Critical Accounting Estimates

A summary of the critical accounting estimates used in preparing our financial statements is as follows:

•

Wireless licenses and Goodwill are a significant component of our consolidated assets. Both our wireless licenses and goodwill are treated as indefinite-lived intangible assets and, therefore are not amortized, but rather are tested for impairment annually in the fourth fiscal quarter, unless there are events requiring an earlier assessment or changes in circumstances during an interim period that indicate these assets may not be recoverable. We believe our estimates and assumptions are reasonable and represent appropriate marketplace considerations as of the valuation date. Although we use consistent methodologies in developing the assumptions and estimates underlying the fair value calculations used in our impairment tests, these estimates are uncertain by nature and can vary from actual results. It is possible that in the future there may be changes in our assumptions, including estimated cash flow projections, margins, growth rates and discount rate, which could result in different fair value estimates and an impairment charge.

Wireless Licenses

The carrying value of our wireless licenses was approximately $86.6 billion as of December 31, 2015. We aggregate our wireless licenses into one single unit of accounting, as we utilize our wireless licenses on an integrated basis as part of our nationwide wireless network. Our wireless licenses provide us with the exclusive right to utilize certain radio frequency spectrum to provide wireless communication services. There are currently no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of our wireless licenses.

In 2015, our quantitative impairment test consisted of comparing the estimated fair value of our aggregate wireless licenses to the aggregated carrying amount as of the test date. If the estimated fair value of our aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge would have been recognized. Our quantitative impairment test for 2015 indicated that the fair value significantly exceeded the carrying value and, therefore, did not result in an impairment.

In 2015, using a quantitative assessment, we estimated the fair value of our wireless licenses using the Greenfield approach. The Greenfield approach is an income based valuation approach that values the wireless licenses by calculating the cash flow generating potential of a hypothetical start-up company that goes into business with no assets except the wireless licenses to be valued. A discounted cash flow analysis is used to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. As a result, we were required to make significant estimates about future cash flows specifically associated with our wireless licenses, an appropriate discount rate based on the risk associated with those estimated cash flows and assumed terminal value and growth rates. We considered current and expected future economic conditions, current and expected availability of wireless network technology and infrastructure and related equipment and the costs thereof as well as other relevant factors in estimating future cash flows. The discount rate represented our estimate of the weighted-average cost of capital (WACC), or expected return, that a marketplace participant would have required as of the valuation date. We developed the discount rate based on our consideration of the cost of debt and equity of a group of guideline companies as of the valuation date. Accordingly, our discount rate incorporated our estimate of the expected return a marketplace participant would have required as of the valuation date, including the risk premium associated with the current and expected economic conditions as of the valuation date. The terminal value growth rate represented our estimate of the marketplace’s long-term growth rate.

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

Goodwill

At December 31, 2015, the balance of our goodwill was approximately $25.3 billion, of which $18.4 billion was in our Wireless reporting unit, $4.3 billion was in our Wireline reporting unit and $2.6 billion was in our other reporting unit. Determining whether an impairment has occurred requires the determination of fair value of each respective reporting unit. The fair value of our reporting units exceeded the carrying values. Accordingly, our annual impairment tests for 2015, 2014 and 2013 did not result in an impairment. In the event of a 10% decline in the fair value of any of our reporting units, the fair value would have still exceeded the book value of the reporting unit and no impairment charge would be recorded.

The fair value of the reporting unit is calculated using a market approach and a discounted cash flow method. The market approach includes the use of comparative multiples to corroborate discounted cash flow results. The discounted cash flow method is based on the present value of two components—projected cash flows and a terminal value. The terminal value represents the expected normalized future cash flows of the reporting unit beyond the cash flows from the discrete projection period. The fair value of the reporting unit is calculated based on the sum of the present value of the cash flows from the discrete period and the present value of the terminal value. The discount rate represented our estimate of the WACC, or expected return, that a marketplace participant would have required as of the valuation date.

•

We maintain benefit plans for most of our employees, including, for certain employees, pension and other postretirement benefit plans. At December 31, 2015, in the aggregate, pension plan benefit obligations exceeded the fair value of pension plan assets, which will result in higher future pension plan expense. Other postretirement benefit plans have larger benefit obligations than plan assets, resulting in expense. Significant benefit plan assumptions, including the discount rate used, the long-term rate of return on plan assets, the determination of the substantive plan and health care trend rates are periodically updated and impact the amount of benefit plan income, expense, assets and obligations. Changes to one or more of these assumptions could significantly impact our accounting for pension and other postretirement benefits. A sensitivity analysis of the impact of changes in these assumptions on the benefit obligations and expense (income) recorded, as well as on the funded status due to an increase or a decrease in the actual versus expected return on plan assets as of December 31, 2015 and for the year then ended pertaining to Verizon’s pension and postretirement benefit plans is provided in the table below.

(dollars in millions)	Percentage point change	Increase (decrease) at December 31, 2015*
Pension plans discount rate	+0.50	$(1,195)
	-0.50	1,333

Rate of return on pension plan assets	+1.00	(175)
	-1.00	175

Postretirement plans discount rate	+0.50	(1,565)
	-0.50	1,761

Rate of return on postretirement plan assets	+1.00	(21)
	-1.00	21

Health care trend rates	+1.00	3,074
	-1.00	(2,516)

*

In determining its pension and other postretirement obligation, the Company used a weighted-average discount rate of 4.6%. The rate was selected to approximate the composite interest rates available on a selection of high-quality bonds available in the market at December 31, 2015. The bonds selected had maturities that coincided with the time periods during which benefits payments are expected to occur, were non-callable and available in sufficient quantities to ensure marketability (at least $0.3 billion par outstanding).

The annual measurement date for both our pension and other postretirement benefits is December 31st. Effective January 1, 2016, we adopted the full yield curve approach to estimate the interest cost component of net periodic benefit cost for pension and other postretirement benefits. We will account for this change as a change in accounting estimate and, accordingly, will account for it prospectively beginning in the first quarter of 2016. Prior to this change, we estimated the interest cost component utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period.

The full yield curve approach refines our estimate of interest cost by applying the individual spot rates from a yield curve composed of the rates of return on several hundred high-quality, fixed income corporate bonds available at the measurement date. These individual spot rates align with the timing of each future cash outflow for benefit payments and therefore provide a more precise estimate of interest cost.

This change in accounting estimate does not affect the measurement of our total benefit obligations at year end or our annual net periodic benefit cost as the change in the interest cost is offset in the actuarial gain or loss recorded at year end. Accordingly, this change in accounting estimate has no impact on our annual consolidated GAAP results. We estimate the impact of this change on our consolidated GAAP results for the first quarter of 2016 will be a reduction of the interest cost component of net periodic benefit cost and an increase to Net income by approximately $0.1 billion. However, at this time the estimated impact of this change on the remaining 2016 interim periods and for annual 2016 results cannot be reasonably estimated because it is possible that in the future there may be changes to underlying assumptions, including an interim remeasurement of our benefit obligations, which could result in different estimates. Our non-GAAP measure for segment EBITDA is unaffected because net periodic benefit costs are not included in our segment results. For additional discussion of Non-GAAP measures and non-operational items see “Consolidated Results of Operations”.

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

•

Our Plant, property and equipment balance represents a significant component of our consolidated assets. We record Plant, property and equipment at cost. We depreciate Plant, property and equipment on a straight-line basis over the estimated useful life of the assets. We expect that a one-year increase in estimated useful lives of our Plant, property and equipment would result in a decrease to our 2015 depreciation expense of $2.8 billion and that a one-year decrease would result in an increase of approximately $7.2 billion in our 2015 depreciation expense.

•

We maintain allowances for uncollectible accounts receivable, including our device installment plan receivables, for estimated losses resulting from the failure or inability of our customers to make required payments. Our allowance for uncollectible accounts receivable is based on management’s assessment of the collectability of specific customer accounts and includes consideration of the credit worthiness and financial condition of those customers. We record an allowance to reduce the receivables to the amount that is reasonably believed to be collectible. We also record an allowance for all other receivables based on multiple factors including historical experience with bad debts, the general economic environment and the aging of such receivables. If there is a deterioration of customers’ financial condition or if future actual default rates on receivables in general differ from those currently anticipated, we may have to adjust our allowance for doubtful accounts, which would affect earnings in the period the adjustments are made.

Recently Issued Accounting Standards

See Note 1 to the consolidated financial statements for a discussion of recently issued accounting standard updates not yet adopted as of December 31, 2015.

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

Spectrum License Transactions

In January 2015, the FCC completed an auction of 65 MHz of spectrum in the AWS-3 band. We participated in the auction and were the high bidder on 181 spectrum licenses, for which we paid cash of approximately $10.4 billion. The FCC granted us these spectrum licenses in April 2015.

From time to time, we enter into agreements to buy, sell or exchange spectrum licenses. We believe these spectrum license transactions have allowed us to continue to enhance the reliability of our network while also resulting in a more efficient use of spectrum. See Note 2 to the consolidated financial statements for additional details regarding our spectrum license transactions.

Tower Monetization Transaction

During March 2015, we completed a transaction with American Tower pursuant to which American Tower acquired the exclusive right to lease, acquire or otherwise operate and manage many of our wireless towers for an upfront payment of $5.1 billion, which also included payment for the sale of 162 towers. See Note 2 to the consolidated financial statements for additional information.

Wireline

During July 2014, Verizon sold a non-strategic Wireline business for cash consideration that was not significant. See Note 2 to the consolidated financial statements for additional information.

Access Line Sale

On February 5, 2015, we announced that we have entered into a definitive agreement with Frontier pursuant to which Verizon will sell its local exchange business and related landline activities in California, Florida and Texas, including Fios Internet and video customers, switched and special access lines and high-speed Internet service and long distance voice accounts in these three states for approximately $10.5 billion (approximately $7.5 billion net of income taxes), subject to certain adjustments and including the assumption of $0.6 billion of indebtedness from Verizon by Frontier. We expect this transaction to close at the end of the first quarter of 2016. See Note 2 to the consolidated financial statements for additional information.

Other

Acquisition of AOL Inc.

On May 12, 2015, we entered into the Merger Agreement with AOL pursuant to which we commenced a tender offer to acquire all of the outstanding shares of common stock of AOL at a price of $50.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

On June 23, 2015, we completed the tender offer and merger, and AOL became a wholly-owned subsidiary of Verizon. The aggregate cash consideration paid by Verizon at the closing of these transactions was approximately $3.8 billion. Holders of approximately 6.6 million shares exercised their appraisal rights under Delaware law. If they had not exercised these rights, Verizon would have paid an additional $330 million for such shares at the closing.

AOL is a leader in the digital content and advertising platform space. Verizon has been investing in emerging technology that taps into the market shift to digital content and advertising. AOL’s business model aligns with this approach, and we believe that its combination of owned and operated content properties plus a digital advertising platform enhances our ability to further develop future revenue streams. See Note 2 to the consolidated financial statements for additional information.

Other

On September 3, 2015, AOL announced an agreement to acquire an advertising technology business for cash consideration that was not significant. The transaction was completed in October 2015.

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

Management has assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2015. Based on this assessment, we believe that the internal control over financial reporting of the company is effective as of December 31, 2015. In connection with this assessment, there were no material weaknesses in the company’s internal control over financial reporting identified by management.

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
Anthony T. Skiadas
Senior Vice President and Controller

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited Verizon Communications Inc. and subsidiaries’ (Verizon) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Verizon’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, Verizon maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Verizon as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2015 and our report dated February 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 23, 2016

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareowners of Verizon Communications Inc.:

We have audited the accompanying consolidated balance sheets of Verizon Communications Inc. and subsidiaries (Verizon) as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of Verizon’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Verizon at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Verizon’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP
New York, New York

February 23, 2016

Consolidated Statements of Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts)
Years Ended December 31,	2015	2014	2013
Operating Revenues
Service revenues and other	$ 114,696	$ 116,122	$ 112,454
Wireless equipment revenues	16,924	10,957	8,096

Total Operating Revenues	131,620	127,079	120,550

Operating Expenses
Cost of services (exclusive of items shown below)	29,438	28,306	28,534
Wireless cost of equipment	23,119	21,625	16,353
Selling, general and administrative expense	29,986	41,016	27,089
Depreciation and amortization expense	16,017	16,533	16,606

Total Operating Expenses	98,560	107,480	88,582

Operating Income	33,060	19,599	31,968
Equity in (losses) earnings of unconsolidated businesses	(86)	1,780	142
Other income and (expense), net	186	(1,194)	(166)
Interest expense	(4,920)	(4,915)	(2,667)

Income Before Provision For Income Taxes	28,240	15,270	29,277
Provision for income taxes	(9,865)	(3,314)	(5,730)

Net Income	$ 18,375	$ 11,956	$ 23,547

Net income attributable to noncontrolling interests	$ 496	$ 2,331	$ 12,050
Net income attributable to Verizon	17,879	9,625	11,497

Net Income	$ 18,375	$ 11,956	$ 23,547

Basic Earnings Per Common Share
Net income attributable to Verizon	$ 4.38	$ 2.42	$ 4.01
Weighted-average shares outstanding (in millions)	4,085	3,974	2,866

Diluted Earnings Per Common Share
Net income attributable to Verizon	$ 4.37	$ 2.42	$ 4.00
Weighted-average shares outstanding (in millions)	4,093	3,981	2,874

See Notes to Consolidated Financial Statements

Consolidated Statements of Comprehensive Income Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Net Income	$18,375	$11,956	$23,547

Other Comprehensive Income, net of taxes
Foreign currency translation adjustments	(208)	(1,199)	60
Unrealized gains (losses) on cash flow hedges	(194)	(197)	25
Unrealized gains (losses) on marketable securities	(11)	(5)	16
Defined benefit pension and postretirement plans	(148)	154	22

Other comprehensive income (loss) attributable to Verizon	(561)	(1,247)	123
Other comprehensive loss attributable to noncontrolling interests	–	(23)	(15)

Total Comprehensive Income	$17,814	$10,686	$23,655

Comprehensive income attributable to noncontrolling interests	496	2,308	12,035
Comprehensive income attributable to Verizon	17,318	8,378	11,620

Total Comprehensive Income	$17,814	$10,686	$23,655

See Notes to Consolidated Financial Statements

Consolidated Balance Sheets Verizon Communications Inc. and Subsidiaries

(dollars in millions, except per share amounts)

At December 31,	2015	2014
Assets
Current assets
Cash and cash equivalents	$ 4,470	$ 10,598
Short-term investments	350	555
Accounts receivable, net of allowances of $882 and $739	13,457	13,993
Inventories	1,252	1,153
Assets held for sale	792	552
Prepaid expenses and other	1,959	2,648

Total current assets	22,280	29,499

Plant, property and equipment	220,163	230,508
Less accumulated depreciation	136,622	140,561

Plant, property and equipment, net	83,541	89,947

Investments in unconsolidated businesses	796	802
Wireless licenses	86,575	75,341
Goodwill	25,331	24,639
Other intangible assets, net	8,338	5,728
Non-current assets held for sale	10,267	–
Deposit for wireless licenses	–	921
Other assets	7,512	5,739

Total assets	$ 244,640	$ 232,616

Liabilities and Equity
Current liabilities
Debt maturing within one year	$ 6,489	$ 2,735
Accounts payable and accrued liabilities	19,362	16,680
Liabilities related to assets held for sale	463	–
Other	8,738	8,572

Total current liabilities	35,052	27,987

Long-term debt	103,705	110,536
Employee benefit obligations	29,957	33,280
Deferred income taxes	45,484	41,563
Non-current liabilities related to assets held for sale	959	–
Other liabilities	11,641	5,574

Equity
Series preferred stock ($.10 par value; none issued)	–	–
Common stock ($.10 par value; 4,242,374,240 shares issued in each period)	424	424
Contributed capital	11,196	11,155
Reinvested earnings	11,246	2,447
Accumulated other comprehensive income	550	1,111
Common stock in treasury, at cost	(7,416)	(3,263)
Deferred compensation – employee stock ownership plans and other	428	424
Noncontrolling interests	1,414	1,378

Total equity	17,842	13,676

Total liabilities and equity	$ 244,640	$ 232,616

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows Verizon Communications Inc. and Subsidiaries

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Cash Flows from Operating Activities
Net Income	$18,375	$11,956	$23,547
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	16,017	16,533	16,606
Employee retirement benefits	(1,747)	8,130	(5,052)
Deferred income taxes	3,516	(92)	5,785
Provision for uncollectible accounts	1,610	1,095	993
Equity in losses (earnings) of unconsolidated businesses, net of dividends received	127	(1,743)	(102)
Changes in current assets and liabilities, net of effects from acquisition/disposition of businesses
Accounts receivable	(945)	(2,745)	(843)
Inventories	(99)	(132)	56
Other assets	942	(695)	(143)
Accounts payable and accrued liabilities	2,545	1,412	925
Other, net	(1,411)	(3,088)	(2,954)

Net cash provided by operating activities	38,930	30,631	38,818

Cash Flows from Investing Activities
Capital expenditures (including capitalized software)	(17,775)	(17,191)	(16,604)
Acquisitions of investments and businesses, net of cash acquired	(3,545)	(182)	(494)
Acquisitions of wireless licenses	(9,942)	(354)	(580)
Proceeds from dispositions of wireless licenses	–	2,367	2,111
Proceeds from dispositions of businesses	48	120	–
Other, net	1,171	(616)	734

Net cash used in investing activities	(30,043)	(15,856)	(14,833)

Cash Flows from Financing Activities
Proceeds from long-term borrowings	6,667	30,967	49,166
Repayments of long-term borrowings and capital lease obligations	(9,340)	(17,669)	(8,163)
Decrease in short-term obligations, excluding current maturities	(344)	(475)	(142)
Dividends paid	(8,538)	(7,803)	(5,936)
Proceeds from sale of common stock	40	34	85
Purchase of common stock for treasury	(5,134)	–	(153)
Special distribution to noncontrolling interest	–	–	(3,150)
Acquisition of noncontrolling interest	–	(58,886)	–
Other, net	1,634	(3,873)	(5,257)

Net cash provided by (used in) financing activities	(15,015)	(57,705)	26,450

Increase (decrease) in cash and cash equivalents	(6,128)	(42,930)	50,435
Cash and cash equivalents, beginning of period	10,598	53,528	3,093

Cash and cash equivalents, end of period	$4,470	$10,598	$53,528

See Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Equity Verizon Communications Inc. and Subsidiaries

	(dollars in millions, except per share amounts, and shares in thousands)
Years Ended December 31,	2015		2014		2013
	Shares	Amount	Shares	Amount	Shares	Amount

Common Stock
Balance at beginning of year	4,242,374	$424	2,967,610	$297	2,967,610	$297
Common shares issued (Note 2)	–	–	1,274,764	127	–	–

Balance at end of year	4,242,374	424	4,242,374	424	2,967,610	297

Contributed Capital
Balance at beginning of year		11,155		37,939		37,990
Acquisition of noncontrolling interest (Note 2)		–		(26,898)		–
Other		41		114		(51)

Balance at end of year		11,196		11,155		37,939

Reinvested Earnings (Accumulated Deficit)
Balance at beginning of year		2,447		1,782		(3,734)
Net income attributable to Verizon		17,879		9,625		11,497
Dividends declared ($2.23, $2.16, $2.09) per share		(9,080)		(8,960)		(5,981)

Balance at end of year		11,246		2,447		1,782

Accumulated Other Comprehensive Income
Balance at beginning of year attributable to Verizon		1,111		2,358		2,235
Foreign currency translation adjustments		(208)		(1,199)		60
Unrealized gains (losses) on cash flow hedges		(194)		(197)		25
Unrealized gains (losses) on marketable securities		(11)		(5)		16
Defined benefit pension and postretirement plans		(148)		154		22

Other comprehensive income (loss)		(561)		(1,247)		123

Balance at end of year attributable to Verizon		550		1,111		2,358

Treasury Stock
Balance at beginning of year	(87,410)	(3,263)	(105,610)	(3,961)	(109,041)	(4,071)
Shares purchased	(104,402)	(5,134)	–	–	(3,500)	(153)
Employee plans (Note 15)	17,072	740	14,132	541	6,835	260
Shareowner plans (Note 15)	5,541	241	4,105	157	96	3
Other	–	–	(37)	–	–	–

Balance at end of year	(169,199)	(7,416)	(87,410)	(3,263)	(105,610)	(3,961)

Deferred Compensation-ESOPs and Other
Balance at beginning of year		424		421		440
Restricted stock equity grant		208		166		152
Amortization		(204)		(163)		(171)

Balance at end of year		428		424		421

Noncontrolling Interests
Balance at beginning of year		1,378		56,580		52,376
Acquisition of noncontrolling interest (Note 2)		–		(55,960)		–
Net income attributable to noncontrolling interests		496		2,331		12,050
Other comprehensive loss		–		(23)		(15)

Total comprehensive income		496		2,308		12,035

Distributions and other		(460)		(1,550)		(7,831)

Balance at end of year		1,414		1,378		56,580

Total Equity		$17,842		$13,676		$95,416

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

Consolidation

The method of accounting applied to investments, whether consolidated, equity or cost, involves an evaluation of all significant terms of the investments that explicitly grant or suggest evidence of control or influence over the operations of the investee. The consolidated financial statements include our controlled subsidiaries, as well as variable interest entities (VIE) where we are deemed to be the primary beneficiary. For controlled subsidiaries that are not wholly-owned, the noncontrolling interests are included in Net income and Total equity. Investments in businesses which we do not control, but have the ability to exercise significant influence over operating and financial policies, are accounted for using the equity method. Investments in which we do not have the ability to exercise significant influence over operating and financial policies are accounted for under the cost method. Equity and cost method investments are included in Investments in unconsolidated businesses in our consolidated balance sheets. All significant intercompany accounts and transactions have been eliminated.

Basis of Presentation

We have reclassified certain prior year amounts to conform to the current year presentation.

Use of Estimates

We prepare our financial statements using U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Examples of significant estimates include: the allowance for doubtful accounts, the recoverability of plant, property and equipment, the recoverability of intangible assets and other long-lived assets, fair values of financial instruments, unrecognized tax benefits, valuation allowances on tax assets, accrued expenses, pension and postretirement benefit assumptions, contingencies and the identification of assets acquired and liabilities assumed in connection with business combinations.

Revenue Recognition

Multiple Deliverable Arrangements

We offer products and services to our wireless and wireline customers through bundled arrangements. These arrangements involve multiple deliverables which may include products, services, or a combination of products and services.

Wireless

Our Wireless segment earns revenue primarily by providing access to and usage of its network as well as the sale of equipment. In general, access revenue is billed one month in advance and recognized when earned. Usage revenue is generally billed in arrears and recognized when service is rendered. Equipment sales revenue associated with the sale of wireless devices and accessories is generally recognized when the products are delivered to and accepted by the customer, as this is considered to be a separate earnings process from providing wireless services. For agreements involving the resale of third-party services in which we are considered the primary obligor in the arrangements, we record the revenue gross at the time of the sale.

Under the Verizon device payment program (formerly known as Verizon Edge), our eligible wireless customers purchase phones or tablets at unsubsidized prices on an installment basis (a device installment plan). Certain devices are subject to promotions that allow customers to upgrade to a new device after paying down the minimum percentage of the device installment plan and trading in their device. When a customer has the right to upgrade to a new device by paying down the minimum percentage of the device installment plan and trading in their device, we account for this trade-in right as a guarantee obligation. The full amount of the trade-in right’s fair value (not an allocated value) is recognized as a guarantee liability and the remaining allocable consideration is allocated to the device. The value of the guarantee liability effectively results in a reduction to the revenue recognized for the sale of the device.

In multiple element arrangements that bundle devices and monthly wireless service, revenue is allocated to each unit of accounting using a relative selling price method. At the inception of the arrangement, the amount allocable to the delivered units of accounting is limited to the amount that is not contingent upon the delivery of the monthly wireless service (the noncontingent amount). We effectively recognize revenue on the delivered device at the lesser of the amount allocated based on the relative selling price of the device or the noncontingent amount owed when the device is sold.

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

Other

Advertising revenues are generated through display advertising and search advertising. Display advertising revenue is generated by the display of graphical advertisements and other performance-based advertising. Search advertising revenue is generated when a consumer clicks on a text-based advertisement on their screen. Agreements for advertising typically take the forms of impression-based contracts, time-based contracts or performance-based contracts. Advertising revenues derived from impression-based contracts, in which we provide impressions in exchange for a fixed fee, are generally recognized as the impressions are delivered. Advertising revenues derived from time-based contracts, in which we provide promotions over a specified time period for a fixed fee, are recognized on a straight-line basis over the term of the contract, provided that we meet and will continue to meet our obligations under the contract. Advertising revenues derived from contracts where we are compensated based on certain performance criteria are recognized as we complete the contractually specified performance.

We report taxes imposed by governmental authorities on revenue-producing transactions between us and our customers on a net basis.

Maintenance and Repairs

We charge the cost of maintenance and repairs, including the cost of replacing minor items not constituting substantial betterments, principally to Cost of services as these costs are incurred.

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

There were a total of approximately 8 million, 7 million and 8 million outstanding dilutive securities, primarily consisting of restricted stock units, included in the computation of diluted earnings per common share for the years ended December 31, 2015, 2014 and 2013, respectively. For the year ended December 31, 2015, there were no outstanding options to purchase shares that would have been anti-dilutive. Outstanding options to purchase shares that were not included in the computation of diluted earnings per common share, because to do so would have been anti-dilutive for the period, were not significant for the years ended December 31, 2014 and 2013, respectively.

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

Marketable Securities

We have investments in marketable securities, which are considered “available-for-sale” under the provisions of the accounting standard for certain debt and equity securities, and are included in the accompanying consolidated balance sheets in Short-term investments or Other assets. We continually evaluate our investments in marketable securities for impairment due to declines in market value considered to be other-than-temporary. That evaluation includes, in addition to persistent, declining stock prices, general economic and company-specific evaluations. In the event of a determination that a decline in market value is other-than-temporary, a charge to earnings is recorded for the loss, and a new cost basis in the investment is established.

Allowance for Doubtful Accounts

Accounts receivable are recorded in the consolidated financial statements at cost net of an allowance for credit losses. We maintain allowances for uncollectible accounts receivable, including our device installment plan receivables, for estimated losses resulting from the failure or inability of our customers to make required payments. Similar to traditional service revenue accounting treatment, we record device installment plan bad debt expense based on an estimate of the percentage of equipment revenue that will not be collected. This estimate is based on a number of factors including historical write-off experience, credit quality of the customer base and other factors such as macroeconomic conditions. Due to the device installment plan being incorporated in the standard Verizon Wireless bill, the collection and risk strategies continue to follow historical practices. We monitor the aging of our accounts with device installment plan receivables and write off account balances if collection efforts are unsuccessful and future collection is unlikely.

Inventories

Inventory consists of wireless and wireline equipment held for sale, which is carried at the lower of cost (determined principally on either an average cost or first-in, first-out basis) or market.

Plant and Depreciation

We record plant, property and equipment at cost. Plant, property and equipment are generally depreciated on a straight-line basis.

Leasehold improvements are amortized over the shorter of the estimated life of the improvement or the remaining term of the related lease, calculated from the time the asset was placed in service.

When depreciable assets are retired or otherwise disposed of, the related cost and accumulated depreciation are deducted from the plant accounts, and any gains or losses on disposition are recognized in income.

We capitalize and depreciate network software purchased or developed along with related plant assets. We also capitalize interest associated with the acquisition or construction of network-related assets. Capitalized interest is reported as a reduction in interest expense and depreciated as part of the cost of the network-related assets.

In connection with our ongoing review of the estimated remaining average useful lives of plant, property and equipment, we determined that changes were necessary to the remaining estimated useful lives of certain assets as a result of technology upgrades, enhancements, and planned retirements. These changes resulted in an increase in depreciation expense of $0.4 billion and $0.6 billion in 2015 and 2014, respectively. While the timing and extent of current deployment plans are subject to ongoing analysis and modification, we believe the current estimates of useful lives are reasonable.

Computer Software Costs

We capitalize the cost of internal-use network and non-network software that has a useful life in excess of one year. Subsequent additions, modifications or upgrades to internal-use network and non-network software are capitalized only to the extent that they allow the software to perform a task it previously did not perform. Planning, software maintenance and training costs are expensed in the period in which they are incurred. Also, we capitalize interest associated with the development of internal-use network and non-network software. Capitalized non-network internal-use software costs are amortized using the straight-line method over a period of 3 to 8 years and are included in Other intangible assets, net in our consolidated balance sheets. For a discussion of our impairment policy for capitalized software costs, see “Goodwill and Other Intangible Assets” below. Also, see Note 3 for additional detail of internal-use non-network software reflected in our consolidated balance sheets.

Goodwill and Other Intangible Assets

Goodwill

Goodwill is the excess of the acquisition cost of businesses over the fair value of the identifiable net assets acquired. Impairment testing for goodwill is performed annually in the fourth fiscal quarter or more frequently if impairment indicators are present. To determine if goodwill is potentially impaired, we have the option to perform a qualitative assessment. However, we may elect to bypass the qualitative assessment and perform an impairment test even if no indications of a potential impairment exist. The impairment test for goodwill uses a two-step approach, which is performed at the reporting unit level. Step one, performed to identify potential impairment, compares the fair value of the reporting unit (calculated using a market approach and/or a discounted cash flow method) to its carrying value. If the carrying value exceeds the fair value, there is a potential impairment and step two must be performed to measure the amount of the impairment charge. Step two compares the carrying value of the reporting unit’s goodwill to its implied fair value (i.e., fair value of reporting unit less the fair value of the unit’s assets and liabilities, including identifiable intangible assets). If the implied fair value of goodwill is less than the carrying amount of goodwill, an impairment charge is recognized.

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

We test our wireless licenses for potential impairment annually or more frequently if impairment indicators are present. We have the option to first perform a qualitative assessment to determine whether it is necessary to perform a quantitative impairment test. However, we may elect to bypass the qualitative assessment in any period and proceed directly to performing the quantitative impairment test. The most recent quantitative assessment of our wireless licenses occurred in 2015. Our quantitative assessment consisted of comparing the estimated fair value of our aggregate wireless licenses to the aggregated carrying amount as of the test date. Using a quantitative assessment, we estimated the fair value of our aggregate wireless licenses using the Greenfield approach. The Greenfield approach is an income based valuation approach that values the wireless licenses by calculating the cash flow generating potential of a hypothetical start-up company that goes into business with no assets except the wireless licenses to be valued. A discounted cash flow analysis is used to estimate what a marketplace participant would be willing to pay to purchase the aggregated wireless licenses as of the valuation date. If the estimated fair value of the aggregated wireless licenses is less than the aggregated carrying amount of the wireless licenses then an impairment charge is recognized. In 2014 and 2013, we performed a qualitative assessment to determine whether it is more likely than not that the fair value of our wireless licenses was less than the carrying amount. As part of our assessment, we considered several qualitative factors including the business enterprise value of our Wireless segment, macroeconomic conditions (including changes in interest rates and discount rates), industry and market considerations (including industry revenue and EBITDA (Earnings before interest, taxes, depreciation and amortization) margin projections), the projected financial performance of our Wireless segment, as well as other factors.

Interest expense incurred while qualifying activities are performed to ready wireless licenses for their intended use is capitalized as part of wireless licenses. The capitalization period ends when the development is discontinued or substantially complete and the license is ready for its intended use.

Intangible Assets Subject to Amortization and Long-Lived Assets

Our intangible assets that do not have indefinite lives (primarily customer lists and non-network internal-use software) are amortized over their estimated useful lives. All of our intangible assets subject to amortization and long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If any indications were present, we would test for recoverability by comparing the carrying amount of the asset group to the net undiscounted cash flows expected to be generated from the asset group. If those net undiscounted cash flows do not exceed the carrying amount, we would perform the next step, which is to determine the fair value of the asset and record an impairment, if any. We reevaluate the useful life determinations for these intangible assets each year to determine whether events and circumstances warrant a revision to their remaining useful lives.

For information related to the carrying amount of goodwill, wireless licenses and other intangible assets, as well as the major components and average useful lives of our other acquired intangible assets, see Note 3.

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

Level 1—Quoted prices in active markets for identical assets or liabilities

Level 2—Observable inputs other than quoted prices in active markets for identical assets and liabilities

Level 3—No observable pricing inputs in the market

Financial assets and financial liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurements. Our assessment of the significance of a particular input to the fair value measurements requires judgment, and may affect the valuation of the assets and liabilities being measured and their categorization within the fair value hierarchy.

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

Derivative Instruments

We enter into derivative transactions primarily to manage our exposure to fluctuations in foreign currency exchange rates, interest rates, equity and commodity prices. We employ risk management strategies, which may include the use of a variety of derivatives including cross currency swaps, foreign currency and prepaid forwards and collars, interest rate swap agreements, commodity swap and forward agreements and interest rate locks. We do not hold derivatives for trading purposes.

We measure all derivatives, including derivatives embedded in other financial instruments, at fair value and recognize them as either assets or liabilities on our consolidated balance sheets. Our derivative instruments are valued primarily using models based on readily observable market parameters for all substantial terms of our derivative contracts and thus are classified as Level 2. Changes in the fair values of derivative instruments not qualifying as hedges or any ineffective portion of hedges are recognized in earnings in the current period. Changes in the fair values of derivative instruments used effectively as fair value hedges are recognized in earnings, along with changes in the fair value of the hedged item. Changes in the fair value of the effective portions of cash flow hedges are reported in Other comprehensive income (loss) and recognized in earnings when the hedged item is recognized in earnings. Changes in the fair value of the effective portion of net investment hedges of certain of our foreign operations are reported in Other comprehensive income (loss) as part of the cumulative translation adjustment and partially offset the impact of foreign currency changes on the value of our net investment.

Variable Interest Entities

VIEs are entities which lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties, have equity investors which do not have the ability to make significant decisions relating to the entity’s operations through voting rights, do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. We consolidate the assets and liabilities of VIEs when we are deemed to be the primary beneficiary. The primary beneficiary is the party which has the power to make the decisions that most significantly affect the economic performance of the VIE and has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.

Recently Adopted Accounting Standards

During the first quarter of 2015, we adopted the accounting standard update related to the reporting of discontinued operations and disclosures of disposals of components of an entity, which changes the criteria for reporting discontinued operations. As a result of this standard update, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has, or will have, a major effect on an entity’s operations and financial results. The prospective adoption of this standard update did not have an impact on our consolidated financial statements.

During the fourth quarter of 2015, we early adopted the accounting standard update related to the balance sheet classification of deferred taxes. The standard update requires that deferred tax liabilities and assets be classified as noncurrent in the statement of financial position. We applied the amendments in this accounting standard update retrospectively to all periods presented. The adoption of this standard update did not have a significant impact on our consolidated financial statements.

Recently Issued Accounting Standards

In September 2015, the accounting standard update related to the simplification of the accounting for measurement-period adjustments in business combinations was issued. This standard update requires an acquirer to recognize measurement-period adjustments in the reporting period in which the adjustments are determined and to record the effects on earnings of any changes resulting from the change in provisional amounts, calculated as if the accounting had been completed at the acquisition date. We will adopt this standard update during the first quarter of 2016. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In May 2015, the accounting standard update related to disclosures for investments in certain entities that calculate net asset value per share was issued. This standard update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The standard update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. We will adopt this standard update during the first quarter of 2016 and apply it retrospectively to all periods presented. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In April 2015, the accounting standard update related to the simplification of the presentation of debt issuance costs was issued. This standard update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability. In August 2015, the accounting standard update related to the presentation and subsequent measurement of debt issuance costs associated with line-of-credit arrangements was issued. This standard adds Securities and Exchange Commission (SEC) paragraphs pursuant to an SEC Staff Announcement that the SEC staff would not object to an entity deferring and presenting debt issuance costs associated with a line-of-credit arrangement as an asset and subsequently amortizing the costs ratably over the term of the arrangement. We will adopt these standard updates during the first quarter of 2016. The adoption of these standard updates is not expected to have a significant impact on our consolidated financial statements.

In June 2014, an accounting standard update was issued related to the accounting for share-based payments when the terms of an award provide that a performance target could be achieved after the requisite service period. The standard update requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. We will adopt this standard update during the first quarter of 2016. The adoption of this standard update is not expected to have a significant impact on our consolidated financial statements.

In May 2014, the accounting standard update related to the recognition of revenue from contracts with customers was issued. This standard update clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and International Financial Reporting Standards. The standard update intends to provide a more robust framework for addressing revenue issues; improve comparability of revenue recognition practices across entities, industries, jurisdictions, and capital markets; and provide more useful information to users of financial statements through improved disclosure requirements. Upon adoption of this standard update, we expect that the allocation and timing of revenue recognition will be impacted. In August 2015, an accounting standard update was issued that delays the effective date of this standard until the first quarter of 2018. Companies are permitted to early adopt the standard in the first quarter of 2017.

There are two adoption methods available for implementation of the standard update related to the recognition of revenue from contracts with customers. Under one method, the guidance is applied retrospectively to contracts for each reporting period presented, subject to allowable practical expedients. Under the other method, the guidance is applied only to the most current period presented, recognizing the cumulative effect of the change as an adjustment to the beginning balance of retained earnings, and also requires additional disclosures comparing the results to the previous guidance. We are currently evaluating these adoption methods and the impact that this standard update will have on our consolidated financial statements.

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

On February 21, 2014, pursuant to the terms and subject to the conditions set forth in the Stock Purchase Agreement, Verizon acquired (the Wireless Transaction) from Seller all of the issued and outstanding capital stock (the Transferred Shares) of Vodafone Americas Finance 1 Inc., a subsidiary of Seller (VF1 Inc.), which indirectly through certain subsidiaries (together with VF1 Inc., the Purchased Entities) owned the Vodafone Interest. In consideration for the Transferred Shares, upon completion of the Wireless Transaction, Verizon (i) paid approximately $58.89 billion in cash, (ii) issued approximately 1.27 billion shares of Verizon’s common stock, par value $0.10 per share (the Stock Consideration), which was valued at approximately $61.3 billion at the closing of the Wireless Transaction, (iii) issued senior unsecured Verizon notes in an aggregate principal amount of $5.0 billion (the Verizon Notes), (iv) sold Verizon’s indirectly owned 23.1% interest in Vodafone Omnitel N.V. (Omnitel, and such interest, the Omnitel Interest), valued at $3.5 billion and (v) provided other consideration, which included the assumption of preferred stock valued at approximately $1.7 billion. The total cash paid to Vodafone and the other costs of the Wireless Transaction, including financing, legal and bank fees, were financed through the incurrence of third-party indebtedness. See Note 7 for additional information.

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

Omnitel Transaction

On February 21, 2014, Verizon and Vodafone also consummated the sale of the Omnitel Interest (the Omnitel Transaction) by a subsidiary of Verizon to a subsidiary of Vodafone in connection with the Wireless Transaction pursuant to a separate share purchase agreement. As a result, during 2014, we recognized a pre-tax gain of $1.9 billion on the disposal of the Omnitel interest in Equity in (losses) earnings of unconsolidated businesses on our consolidated statement of income.

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

Spectrum License Transactions

Since 2013, we have entered into several strategic spectrum transactions including:

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

•

During the second quarter of 2014, we completed license exchange transactions with T-Mobile USA, Inc. (T-Mobile USA) to exchange certain AWS and Personal Communication Services (PCS) licenses. The exchange included a number of swaps that we expect will result in more efficient use of the AWS and PCS bands. As a result of these exchanges, we received $0.9 billion of AWS and PCS spectrum licenses at fair value and we recorded an immaterial gain.

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

•

During the third quarter of 2014, we entered into a license exchange agreement with affiliates of AT&T to exchange certain AWS and PCS spectrum licenses. This non-cash exchange was completed in January 2015 at which time we recorded an immaterial gain.

•

On January 29, 2015, the FCC completed an auction of 65 MHz of spectrum, which it identified as the AWS-3 band. Verizon participated in that auction and was the high bidder on 181 spectrum licenses, for which we paid cash of approximately $10.4 billion. During the fourth quarter of 2014, we made a deposit of $0.9 billion related to our participation in this auction which is classified within Other, net investing activities on our consolidated statement of cash flows for the year ended December 31, 2014. During the first quarter of 2015, we submitted an application to the FCC and paid $9.5 billion to the FCC to complete payment for these licenses. The cash payment of $9.5 billion is classified within Acquisitions of wireless licenses on our consolidated statement of cash flows for the year ended December 31, 2015. On April 8, 2015, the FCC granted us these spectrum licenses.

•

During the fourth quarter of 2015, we completed a license exchange transaction with an affiliate of T-Mobile USA to exchange certain AWS and PCS spectrum licenses. As a result we received $0.4 billion of AWS and PCS spectrum licenses at fair value and recorded a pre-tax gain of approximately $0.3 billion in Selling, general and administrative expense on our consolidated statement of income for the year ended December 31, 2015.

•

During the fourth quarter of 2015, we entered into a license exchange agreement with affiliates of AT&T to exchange certain AWS and PCS spectrum licenses. This non-cash exchange is expected to be completed during the first quarter of 2016 and we expect to record an immaterial gain.

•

During the first quarter of 2016, we entered into a license exchange agreement with affiliates of Sprint Corporation, which provides for the exchange of certain AWS and PCS spectrum licenses. This non-cash exchange is expected to be completed in the second quarter of 2016 and we expect to record an immaterial gain.

Tower Monetization Transaction

During March 2015, we completed a transaction with American Tower Corporation (American Tower) pursuant to which American Tower acquired the exclusive rights to lease and operate approximately 11,300 of our wireless towers for an upfront payment of $5.0 billion. Under the terms of the leases, American Tower has exclusive rights to lease and operate the towers over an average term of approximately 28 years. As the leases expire, American Tower has fixed-price purchase options to acquire these towers based on their anticipated fair market values at the end of the lease terms. As part of this transaction, we also sold 162 towers for $0.1 billion. We have subleased capacity on the towers from American Tower for a minimum of 10 years at current market rates, with options to renew. The upfront payment, including the towers sold, which is primarily included within Other liabilities on our consolidated balance sheet, is accounted for as deferred rent and as a financing obligation. The $2.4 billion accounted for as deferred rent, which is presented within Other, net cash flows provided by operating activities, relates to the portion of the towers for which the right-of-use has passed to the tower operator. The $2.7 billion accounted for as a financing obligation, which is presented within Other, net cash flows used in financing activities, relates to the portion of the towers that we continue to occupy and use for network operations.

Other

During 2015, 2014 and 2013, we acquired various other wireless licenses and markets for cash consideration that was not significant. Additionally, during 2013, we obtained control of previously unconsolidated wireless partnerships, which were previously accounted for under the equity method and are now consolidated, which resulted in an immaterial gain. In 2013, we recorded $0.2 billion of goodwill as a result of these transactions.

Wireline

Access Line Sale

On February 5, 2015, we announced that we have entered into a definitive agreement with Frontier Communications Corporation (Frontier) pursuant to which Verizon will sell its local exchange business and related landline activities in California, Florida and Texas, including Fios Internet and video customers, switched and special access lines and high-speed Internet service and long distance voice accounts in these three states for approximately $10.5 billion (approximately $7.5 billion net of income taxes), subject to certain adjustments and including the assumption of $0.6 billion of indebtedness from Verizon by Frontier. The transaction, which includes the acquisition by Frontier of the equity interests of Verizon’s incumbent local exchange carriers (ILECs) in California, Florida and Texas, does not involve any assets or liabilities of Verizon Wireless. The assets and liabilities that will be sold are currently included in Verizon’s continuing operations and classified as assets held for sale and liabilities related to assets held for sale on our consolidated balance sheet as of December 31, 2015. For the years ended December 31, 2015 and 2014, these businesses generated approximately $5.4 billion of revenues, excluding revenues with affiliates, for each respective year and operating income of approximately $0.8 billion and an immaterial loss, respectively, based on the stand-alone financial results of the businesses. These amounts include direct expenses incurred of approximately $2.7 billion in each of the years ended December 31, 2015 and 2014 and (credits) charges related to pension and benefit actuarial valuation adjustments for these ILEC employees of $(0.2) billion and $0.6 billion for the years ended December 31, 2015 and 2014, respectively. The amounts also include indirect overhead expenses, which are a significant component of our cost structure. These stand-alone financial results also include approximately $1.0 billion of depreciation and amortization for the years ended December 31, 2015 and 2014, respectively. In our consolidated results, the depreciation and amortization of these ILEC assets ceased at the beginning of 2015 in accordance with the accounting model for assets held for sale. The transaction is subject to the satisfaction of certain closing conditions including, among others, receipt of federal approvals from the FCC and the antitrust authorities and state regulatory approvals. All federal and state regulatory approvals have been obtained. We expect this transaction to close at the end of the first quarter of 2016.

Based on the number of voice connections and Fios Internet and video subscribers, respectively, as of December 31, 2015, the transaction would result in Frontier acquiring approximately 3.4 million voice connections, 1.6 million Fios Internet subscribers, 1.2 million Fios video subscribers and the related ILEC businesses from Verizon. The operating results of these businesses, collectively, are included within our Wireline segment for all periods presented.

The following table summarizes the major classes of assets and liabilities of our local exchange and related landline activities in California, Florida and Texas which are classified as held for sale on our consolidated balance sheet as of December 31, 2015:

(dollars in millions)
Assets held for sale:
Accounts receivable	$435
Prepaid expense and other	58

Total current assets held for sale	493

Plant, property and equipment, net	8,884
Goodwill (Note 3)	1,328
Other assets	55

Total non-current assets held for sale	10,267

Total assets held for sale	$10,760

Liabilities related to assets held for sale:
Accounts payable and accrued liabilities	$256
Other current liabilities	207

Total current liabilities related to assets held for sale	463

Long-term debt	594
Employee benefit obligations	289
Other liabilities	76

Total non-current liabilities related to assets held for sale	959

Total liabilities related to assets held for sale	$1,422

Other

On July 1, 2014, we sold a non-strategic Wireline business that provides communications solutions to a variety of government agencies for net cash proceeds of $0.1 billion and recorded an immaterial gain.

During the fourth quarter of 2015, Verizon completed a sale of real estate for which we received total gross proceeds of $0.2 billion and recognized an immaterial deferred gain. The proceeds received as a result of this transaction have been classified within Cash flows used in investing activities on our consolidated statement of cash flows for the year ended December 31, 2015.

Other

Acquisition of AOL Inc.

On May 12, 2015, we entered into an Agreement and Plan of Merger (the Merger Agreement) with AOL Inc. (AOL) pursuant to which we commenced a tender offer to acquire all of the outstanding shares of common stock of AOL at a price of $50.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

On June 23, 2015, we completed the tender offer and merger, and AOL became a wholly-owned subsidiary of Verizon. The aggregate cash consideration paid by Verizon at the closing of these transactions was approximately $3.8 billion. Holders of approximately 6.6 million shares exercised appraisal rights under Delaware law. If they had not exercised these rights, Verizon would have paid an additional $330 million for such shares at the closing.

AOL is a leader in the digital content and advertising platform space. Verizon has been investing in emerging technology that taps into the market shift to digital content and advertising. AOL’s business model aligns with this approach, and we believe that its combination of owned and operated content properties plus a digital advertising platform enhances our ability to further develop future revenue streams.

The acquisition of AOL has been accounted for as a business combination. The identification of the assets acquired and liabilities assumed are finalized and we are in the process of finalizing our valuations for deferred taxes. These adjustments are not expected to have a material impact on our consolidated financial statements. The valuations will be finalized within 12 months following the close of the acquisition.

The fair values of the assets acquired and liabilities assumed were determined using the income, cost and market approaches. The fair value measurements were primarily based on significant inputs that are not observable in the market and thus represent a Level 3 measurement as defined in Accounting Standards Codification (ASC) 820, other than long-term debt assumed in the acquisition. The income approach was primarily used to value the intangible assets, consisting primarily of acquired technology and customer relationships. The income approach indicates value for an asset based on the present value of cash flow projected to be generated by the asset. Projected cash flow is discounted at a required rate of return that reflects the relative risk of achieving the cash flow and the time value of money. The cost approach, which estimates value by determining the current cost of replacing an asset with another of equivalent economic utility, was used, as appropriate, for plant, property and equipment. The cost to replace a given asset reflects the estimated reproduction or replacement cost for the property, less an allowance for loss in value due to depreciation.

The following table summarizes the consideration to AOL’s shareholders and the identification of the assets acquired, including cash acquired of $0.5 billion, and liabilities assumed as of the close of the acquisition, as well as the fair value at the acquisition date of AOL’s noncontrolling interests:

(dollars in millions)	As of June 23, 2015
Cash payment to AOL’s equity holders	$3,764
Estimated liabilities to be paid	377

Total consideration	$4,141

Assets acquired:
Goodwill	$1,903
Intangible assets subject to amortization	2,504
Other	1,551

Total assets acquired	5,958

Liabilities assumed:
Total liabilities assumed	1,816

Net assets acquired:	4,142
Noncontrolling interest	(1)

Total consideration	$4,141

Goodwill is calculated as the difference between the acquisition date fair value of the consideration transferred and the fair value of the net assets acquired. The goodwill recorded as a result of the AOL transaction represents future economic benefits we expect to achieve as a result of combining the operations of AOL and Verizon as well as assets acquired that could not be individually identified and separately recognized. The preliminary goodwill related to this acquisition is included within Corporate and other (see Note 3 for additional details).

Pro Forma Information

If the acquisition of AOL had been completed as of January 1, 2014, our results of operations, including Operating revenues and Net income attributable to Verizon, would not have been materially different from our previously reported results of operations.

Real Estate Transaction

On May 19, 2015, Verizon consummated a sale-leaseback transaction with a financial services firm for the buildings and real estate at our Basking Ridge, New Jersey location. We received total gross proceeds of $0.7 billion resulting in a deferred gain of $0.4 billion, which will be amortized over the initial leaseback term of twenty years. The leaseback of the buildings and real estate is accounted for as an operating lease. The proceeds received as a result of this transaction have been classified within Cash flows used in investing activities on our consolidated statement of cash flows for the year ended December 31, 2015.

Other

On September 3, 2015, AOL announced an agreement to acquire an advertising technology business for cash consideration that was not significant. The transaction was completed in October 2015.

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

On February 20, 2016, Verizon entered into a purchase agreement to acquire XO Holdings’ wireline business which owns and operates one of the largest fiber-based IP and Ethernet networks outside of Verizon’s footprint for approximately $1.8 billion, subject to adjustment. The transaction is subject to customary regulatory approvals and is expected to close in the first half of 2017. Separately, Verizon entered into an agreement to lease certain wireless spectrum from XO Holdings and has an option to buy XO Holdings’ entity that owns its wireless spectrum exercisable under certain circumstances.

Note 3

Wireless Licenses, Goodwill and Other Intangible Assets

Wireless Licenses

Changes in the carrying amount of Wireless licenses are as follows:

(dollars in millions)
Balance at January 1, 2014	$75,747
Acquisitions (Note 2)	444
Dispositions (Note 2)	(1,978)
Capitalized interest on wireless licenses	167
Reclassifications, adjustments and other	961

Balance at December 31, 2014	$75,341
Acquisitions (Note 2)	10,474
Capitalized interest on wireless licenses	389
Reclassifications, adjustments and other	371

Balance at December 31, 2015	$86,575

Reclassifications, adjustments and other includes the exchanges of wireless licenses in 2015 and 2014 as well as $0.3 billion of Wireless licenses that are classified as Assets held for sale on our consolidated balance sheets at December 31, 2015 and 2014, respectively. See Note 2 for additional details.

At December 31, 2015 and 2014, approximately $10.4 billion and $0.4 billion, respectively, of wireless licenses were under development for commercial service for which we were capitalizing interest costs. The increase is primarily due to licenses acquired in the AWS-3 auction.

The average remaining renewal period of our wireless license portfolio was 5.6 years as of December 31, 2015. See Note 1 for additional details.

Goodwill

Changes in the carrying amount of Goodwill are as follows:

			(dollars in millions)
	Wireless	Wireline	Other	Total
Balance at January 1, 2014	$18,376	$6,258	$–	$24,634
Acquisitions (Note 2)	15	40	–	55
Dispositions (Note 2)	–	(38)	–	(38)
Reclassifications, adjustments and other	(1)	(11)	–	(12)

Balance at December 31, 2014	$18,390	$6,249	$–	$24,639
Acquisitions (Note 2)	3	–	2,035	2,038
Reclassifications, adjustments and other	–	(1,918)	572	(1,346)

Balance at December 31, 2015	$18,393	$4,331	$2,607	$25,331

As a result of the acquisition of AOL in the second quarter of 2015, we recognized preliminary Goodwill of $1.9 billion, which is included within Other (see Note 2 for additional details). We also allocated $0.6 billion of goodwill on a relative fair value basis from Wireline to Other as a result of an internal reorganization. This increase was partially offset by a decrease in Goodwill in Wireline primarily due to the reclassification of $1.3 billion of Goodwill to Non-current assets held for sale on our consolidated balance sheet at December 31, 2015 as a result of our agreement to sell our local exchange business and related landline activities in California, Florida and Texas to Frontier (see Note 2 for additional details). The amount of Goodwill reclassified was based on a relative fair value basis.

Other Intangible Assets

The following table displays the composition of Other intangible assets, net:

					(dollars in millions)
	2015			2014
At December 31,	Gross Amount	Accumulated Amortization	Net Amount	Gross Amount	Accumulated Amortization	Net Amount
Customer lists (5 to 14 years)	$4,139	$(2,365)	$1,774	$3,618	$(2,924)	$694
Non-network internal-use software (3 to 8 years)	14,542	(9,620)	4,922	12,791	(8,428)	4,363
Other (5 to 25 years)	2,220	(578)	1,642	1,073	(402)	671

Total	$20,901	$(12,563)	$8,338	$17,482	$(11,754)	$5,728

The amortization expense for Other intangible assets was as follows:

Years	(dollars in millions)
2015	$1,694
2014	1,567
2013	1,587

Estimated annual amortization expense for Other intangible assets is as follows:

Years	(dollars in millions)
2016	$1,696
2017	1,491
2018	1,311
2019	1,082
2020	805

Note 4

Plant, Property and Equipment

The following table displays the details of Plant, property and equipment, which is stated at cost:

	(dollars in millions)
At December 31,	Lives (years)	2015	2014
Land	–	$709	$763
Buildings and equipment	15-45	25,587	25,209
Central office and other network equipment	3-50	129,201	129,619
Cable, poles and conduit	11-50	44,290	54,797
Leasehold improvements	5-20	7,104	6,374
Work in progress	–	4,907	4,580
Furniture, vehicles and other	3-20	8,365	9,166

		220,163	230,508
Less accumulated depreciation		136,622	140,561

Plant, property and equipment, net		$83,541	$89,947

Note 5

Investments in Unconsolidated Businesses

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

Other Equity and Cost Investees

The remaining investments include wireless partnerships in the U.S., limited partnership investments in entities that invest in affordable housing projects and other smaller domestic and international investments.

Summarized Financial Information

The financial information for our equity method investees in 2015 and 2014, including Vodafone Omnitel through the closing of the Wireless Transaction in February 2014, was not significant and therefore is not reflected in the table below.

Summarized financial information for our equity investees in 2013 is as follows:

Income Statement

	(dollars in millions	)
Years Ended December 31,	2013
Net revenue	$8,984
Operating income	1,632
Net income	925

Note 6

Leasing Arrangements

As Lessor

We are the lessor in leveraged and direct financing lease agreements for commercial aircraft and power generating facilities, which comprise the majority of our leasing portfolio along with telecommunications equipment, commercial real estate property and other equipment. These leases have remaining terms of up to 23 years as of December 31, 2015. In addition, we lease space on certain of our cell towers to other wireless carriers. Minimum lease payments receivable represent unpaid rentals, less principal and interest on third-party nonrecourse debt relating to leveraged lease transactions. Since we have no general liability for this debt, which is secured by a senior security interest in the leased equipment and rentals, the related principal and interest have been offset against the minimum lease payments. All recourse debt is reflected in our consolidated balance sheets.

At each reporting period, we monitor the credit quality of the various lessees in our portfolios. Regarding the leveraged lease portfolio, external credit reports are used where available and where not available we use internally developed indicators. These indicators or internal credit risk grades factor historic loss experience, the value of the underlying collateral, delinquency trends, and industry and general economic conditions. The credit quality of our lessees varies from A to CCC+. For each reporting period, the leveraged leases within the portfolio are reviewed for indicators of impairment where it is probable the rent due according to the contractual terms of the lease will not be collected. All significant accounts, individually or in the aggregate, are current and none are classified as impaired.

Finance lease receivables, which are included in Prepaid expenses and other and Other assets in our consolidated balance sheets, are comprised of the following:

				(dollars in millions)
At December 31,			2015			2014
	Leveraged Leases	Direct Finance Leases	Total	Leveraged Leases	Direct Finance Leases	Total

Minimum lease payments receivable	$778	$7	$785	$1,095	$8	$1,103
Estimated residual value	496	2	498	600	2	602
Unearned income	(309)	(2)	(311)	(535)	(2)	(537)

Total	$965	$7	$972	$1,160	$8	$1,168

Allowance for doubtful accounts			(78)			(78)

Finance lease receivables, net			$894			$1,090

Prepaid expenses and other			$3			$4
Other assets			891			1,086

			$894			$1,090

Accumulated deferred taxes arising from leveraged leases, which are included in Deferred income taxes, amounted to $0.8 billion at December 31, 2015 and $0.9 billion at December 31, 2014.

The future minimum lease payments to be received from noncancelable capital leases (direct financing and leveraged leases), net of nonrecourse loan payments related to leveraged leases and allowances for doubtful accounts, along with expected receipts relating to operating leases for the periods shown at December 31, 2015, are as follows:

	(dollars in millions)
Years	Capital Leases	Operating Leases
2016	$93	$128
2017	94	103
2018	52	82
2019	44	51
2020	72	23
Thereafter	430	12

Total	$785	$399

As Lessee

We lease certain facilities and equipment for use in our operations under both capital and operating leases. Total rent expense under operating leases amounted to $3.2 billion in 2015, $2.7 billion in 2014 and $2.6 billion in 2013, respectively.

During March 2015, we completed a transaction with American Tower pursuant to which American Tower acquired the exclusive rights to lease and operate approximately 11,300 of our wireless towers for an upfront payment of $5.0 billion. We have subleased capacity on the towers from American Tower for a minimum of 10 years at current market rates, with options to renew. Under this agreement, total rent payments amounted to $0.2 billion for the year ended December 31, 2015. We expect to make minimum future lease payments of approximately $2.6 billion. We continue to include the towers in Plant, property and equipment, net in our consolidated balance sheets and depreciate them accordingly. At December 31, 2015, $0.5 billion of towers were included in Plant, property and equipment, net. See Note 2 for additional information.

Amortization of capital leases is included in Depreciation and amortization expense in the consolidated statements of income. Capital lease amounts included in Plant, property and equipment are as follows:

	(dollars in millions)
At December 31,	2015	2014
Capital leases	$421	$319
Less accumulated amortization	(221)	(171)

Total	$200	$148

The aggregate minimum rental commitments under noncancelable leases for the periods shown at December 31, 2015, are as follows:

		(dollars in millions)
Years	Capital Leases	Operating Leases
2016	$302	$2,744
2017	278	2,486
2018	187	2,211
2019	97	1,939
2020	45	1,536
Thereafter	159	7,297

Total minimum rental commitments	1,068	$18,213

Less interest and executory costs	111

Present value of minimum lease payments	957
Less current installments	271

Long-term obligation at December 31, 2015	$686

Note 7

Debt

Changes to debt during 2015 are as follows:

	(dollars in millions)
	Debt Maturing within One Year	Long-term Debt	Total
Balance at January 1, 2015	$2,735	$110,536	$113,271
Proceeds from long-term borrowings	4,000	2,667	6,667
Repayments of long-term borrowings and capital leases obligations	(9,340)	–	(9,340)
Decrease in short-term obligations, excluding current maturities	(344)	–	(344)
Reclassifications of long-term debt	8,556	(8,556)	–
Reclassification of long-term debt to Non-current liabilities related to assets held for sale (Note 2)	–	(594)	(594)
Debt acquired (Note 2)	461	92	553
Other	421	(440)	(19)

Balance at December 31, 2015	$6,489	$103,705	$110,194

Debt maturing within one year is as follows:

	(dollars in millions)
At December 31,	2015	2014
Long-term debt maturing within one year	$6,325	$2,397
Short-term notes payable	158	319
Commercial paper and other	6	19

Total debt maturing within one year	$6,489	$2,735

The weighted-average interest rate for our commercial paper outstanding was 1.0% and 0.4% at December 31, 2015 and 2014, respectively.

Credit Facility

As of December 31, 2015, the unused borrowing capacity under our $8.0 billion four-year credit facility was approximately $7.9 billion. The credit facility does not require us to comply with financial covenants or maintain specified credit ratings, and it permits us to borrow even if our business has incurred a material adverse change. We use the credit facility for the issuance of letters of credit and for general corporate purposes.

Long-Term Debt

Outstanding long-term debt obligations are as follows:

			(dollars in millions)
At December 31,	Interest Rates %	Maturities	2015	2014
Verizon Communications—notes payable and other	0.30 – 3.85	2016 – 2042	$26,281	$27,617
	4.15 – 5.50	2018 – 2055	51,156	40,701
	5.85 – 6.90	2018 – 2054	16,420	24,341
	7.35 – 8.95	2018 – 2039	2,300	2,264
	Floating	2016 – 2025	14,100	14,600

Verizon Wireless—notes payable and other	8.88	2018	68	676
Verizon Wireless—Alltel assumed notes	6.80 – 7.88	2029 – 2032	686	686
Telephone subsidiaries—debentures	5.13 – 6.50	2028 – 2033	575	1,075
	7.38 – 7.88	2022 – 2032	1,099	1,099
	8.00 – 8.75	2019 – 2031	780	880

Other subsidiaries—debentures and other	6.84 – 8.75	2018 – 2028	1,432	1,432

Capital lease obligations (average rate of 3.4% and 4.0% in 2015 and 2014, respectively)			957	516
Unamortized discount, net of premium			(5,824)	(2,954)

Total long-term debt, including current maturities			110,030	112,933
Less long-term debt maturing within one year			6,325	2,397

Total long-term debt			$103,705	$110,536

2015

February Exchange Offers

On February 11, 2015, we announced the commencement of seven separate private offers to exchange (the February Exchange Offers) specified series of outstanding notes and debentures issued by Verizon and GTE Corporation (collectively, the Old Notes) for new Notes to be issued by Verizon (the New Notes) and, in the case of the 6.94% debentures due 2028 of GTE Corporation, cash. The February Exchange Offers have been accounted for as a modification of debt. On March 13, 2015, Verizon issued $2.9 billion aggregate principal amount of 4.272% Notes due 2036 (the 2036 New Notes), $5.0 billion aggregate principal amount of 4.522% Notes due 2048 (the 2048 New Notes) and $5.5 billion aggregate principal amount of 4.672% Notes due 2055 (the 2055 New Notes) in satisfaction of the exchange offer consideration on tendered Old Notes (not including accrued and unpaid interest on the Old Notes). The following tables list the series of Old Notes included in the February Exchange Offers and the principal amount of each such series accepted by Verizon for exchange.

The table below lists the series of Old Notes included in the February Exchange Offers for the 2036 New Notes:

(dollars in millions)	Interest Rate	Maturity	Principal Amount Outstanding	Principal Amount Accepted For Exchange
Verizon Communications Inc.	5.15%	2023	$11,000	$2,483

The table below lists the series of Old Notes included in the February Exchange Offers for the 2048 New Notes:

(dollars in millions)	Interest Rate	Maturity	Principal Amount Outstanding	Principal Amount Accepted For Exchange
Verizon Communications Inc.	6.90%	2038	$1,250	$773
	6.40%	2038	1,750	884
	6.40%	2033	4,355	2,159
	6.25%	2037	750	–
GTE Corporation	6.94%	2028	800	–

				$3,816

The table below lists the series of Old Notes included in the February Exchange Offers for the 2055 New Notes:

(dollars in millions)	Interest Rate	Maturity	Principal Amount Outstanding	Principal Amount Accepted For Exchange
Verizon Communications Inc.	6.55%	2043	$10,670	$4,084

Term Loan Agreement

During the first quarter of 2015, we entered into a term loan agreement with a major financial institution, pursuant to which we borrowed $6.5 billion for general corporate purposes, including the acquisition of spectrum licenses. Borrowings under the term loan agreement were to mature in March 2016, with a $4.0 billion mandatory prepayment required in June 2015. The term loan agreement contained certain negative covenants, including a negative pledge covenant, a merger or similar transaction covenant and an accounting changes covenant, affirmative covenants and events of default that are customary for companies maintaining an investment grade credit rating. In addition, the term loan agreement required us to maintain a leverage ratio (as defined in the term loan agreement) not in excess of 3.50:1.00, until our credit ratings were equal to or higher than A3 and A- at Moody’s Investors Service and Standard & Poor’s Ratings Services, respectively.

During March 2015, we prepaid approximately $5.0 billion of the term loan agreement, which satisfied the mandatory prepayment. During the third and fourth quarters of 2015, respectively, we made repayments of approximately $1.0 billion and $0.5 billion. As of December 31, 2015, no amounts remained outstanding under the term loan agreement.

Other

During June 2015, as part of the Merger Agreement with AOL, we assumed approximately $0.6 billion of debt and capital lease obligations. As of December 31, 2015, approximately $0.4 billion of the assumed debt and capital lease obligations were repaid.

During October 2015, we executed a $0.2 billion, 1.5% loan due 2018. Also, during March 2015, $0.5 billion of floating rate Verizon Communications Notes matured and were repaid. During November 2015, $1.0 billion of 0.7% Verizon Communications Notes matured and were repaid.

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

During October 2014, we issued $6.5 billion aggregate principal amount of fixed rate notes. The issuance of these notes resulted in cash proceeds of approximately $6.4 billion, net of discounts and issuance costs and after reimbursement of certain expenses. The issuance consisted of the following: $1.5 billion aggregate principal amount of 3.00% Notes due 2021, $2.5 billion aggregate principal amount of 3.50% Notes due 2024, and $2.5 billion aggregate principal amount of 4.40% Notes due 2034. The net proceeds from the issuance was used to redeem (i) in whole the following series of outstanding notes which were called for early redemption in November 2014 (collectively, November Early Debt Redemption): $0.5 billion aggregate principal amount of Verizon Communications 4.90% Notes due 2015 at 103.7% of the principal amount of such notes, $0.6 billion aggregate principal amount of Verizon Communications 5.55% Notes due 2016 at 106.3% of the principal amount of such notes, $1.3 billion aggregate principal amount of Verizon Communications 3.00% Notes due 2016 at 103.4% of the principal amount of such notes, $0.4 billion aggregate principal amount of Verizon Communications 5.50% Notes due 2017 at 110.5% of the principal amount of such notes, $0.7 billion aggregate principal amount of Verizon Communications 8.75% Notes due 2018 at 125.2% of the principal amount of such notes, $0.1 billion aggregate principal amount of Alltel Corporation 7.00% Debentures due 2016 at 108.7% of the principal amount of such notes and $0.4 billion aggregate principal amount of Cellco Partnership and Verizon Wireless Capital LLC 8.50% Notes due 2018 at 124.5% of the principal amount of such notes; and (ii) $1.0 billion aggregate principal amount of Verizon Communications 2.50% Notes due 2016 at 103.0% of the principal amount of such notes. Proceeds not used for the redemption of these notes were used for general corporate purposes. Any accrued and unpaid interest was paid to the date of redemption (see “Early Debt Redemption and Other Costs”).

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

Term Loan Agreement

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

Tender Offer

On March 10, 2014, we announced the commencement of a tender offer (the Tender Offer) to purchase for cash any and all of the series of notes listed in the following table:

(dollars in millions, except for Purchase Price)	Interest Rate	Maturity	Principal Amount Outstanding	Purchase Price(1)	Principal Amount Purchased
Verizon Communications	6.10%	2018	$1,500	$1,170.07	$748
	5.50%	2018	1,500	1,146.91	763
	8.75%	2018	1,300	1,288.35	564
	5.55%	2016	1,250	1,093.62	652
	5.50%	2017	750	1,133.22	353
Cellco Partnership and Verizon Wireless Capital LLC	8.50%	2018	1,000	1,279.63	619
Alltel Corporation	7.00%	2016	300	1,125.26	157
GTE Corporation	6.84%	2018	600	1,196.85	266

					$4,122

(1)	Per $1,000 principal amount of notes

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

Concurrent with the issuance of the New Notes, we entered into cross currency swaps to fix our future interest and principal payments in U.S. dollars (see Note 9).

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

2015

During December 2015, we repaid $0.6 billion upon maturity for €0.5 billion aggregate principal amount of Cellco Partnership and Verizon Wireless Capital LLC 8.750% Notes due 2015, and the related cross currency swap was settled.

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

Telephone and Other Subsidiary Debt

2014

During 2014, a series of notes held by GTE Corporation was included in the Tender Offer described above.

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

Additional Financing Activities (Non-Cash Transaction)

We financed, primarily through vendor financing arrangements, the purchase of approximately $0.7 billion of long-lived assets during 2015 and 2014, consisting primarily of network equipment. At December 31, 2015, $0.9 billion of vendor financing arrangements remained outstanding. These purchases are non-cash financing activities and therefore not reflected within Capital expenditures on our consolidated statements of cash flows.

Guarantees

We guarantee the debentures and first mortgage bonds of our operating telephone company subsidiaries. As of December 31, 2015, $3.1 billion aggregate principal amount of these obligations remained outstanding. Each guarantee will remain in place for the life of the obligation unless terminated pursuant to its terms, including the operating telephone company no longer being a wholly-owned subsidiary of Verizon.

We also guarantee the debt obligations of GTE Corporation that were issued and outstanding prior to July 1, 2003. As of December 31, 2015, $1.4 billion aggregate principal amount of these obligations remain outstanding.

Debt Covenants

We and our consolidated subsidiaries are in compliance with all of our financial and restrictive covenants.

Maturities of Long-Term Debt

Maturities of long-term debt outstanding at December 31, 2015 are as follows:

Years	(dollars in millions)
2016	$6,325
2017	4,195
2018	7,072
2019	5,645
2020	8,860
Thereafter	77,933

Note 8

Wireless Device Installment Plans

Under the Verizon device payment program, our eligible wireless customers purchase phones or tablets at unsubsidized prices on an installment basis (a device installment plan). Customers that activate service on devices purchased under the device payment program pay lower service fees as compared to those under our fixed-term service plans, and their installment charge is included in their standard wireless monthly bill. As of December 31, 2015 and 2014, respectively, the total portfolio of device installment plan receivables we are servicing was $11.9 billion and $3.8 billion. During 2015, we entered into programs to sell certain device installment receivables. The outstanding portfolio of device installment plan receivables derecognized from our consolidated balance sheets but which we continue to service was $8.2 billion at December 31, 2015.

Wireless Device Installment Plan Receivables

The following table displays device installment plan receivables, net, that continue to be recognized in our consolidated balance sheets:

	(dollars in millions)
At December 31,	2015	2014
Device installment plan receivables, gross	$3,720	$3,833
Unamortized imputed interest	(142)	(155)

Device installment plan receivables, net of unamortized imputed interest	3,578	3,678
Allowance for credit losses	(444)	(76)

Device installment plan receivables, net	$3,134	$3,602

Classified on our consolidated balance sheets:
Accounts receivable, net	$1,979	$2,470
Other assets	1,155	1,132

Device installment plan receivables, net	$3,134	$3,602

At the time of sale, we impute risk adjusted interest on the device installment plan receivables. We record the imputed interest as a reduction to the related accounts receivable. Interest income, which is included within Service revenues and other on our consolidated statements of income, is recognized over the financed installment term.

We assess the collectability of our device installment plan receivables based upon a variety of factors, including the credit quality of the customer base, payment trends and other qualitative factors. We use custom, empirical, risk models to measure the credit quality of a customer and determine eligibility for the device payment program. Based upon the risk assessed by the models, a customer may be required to provide a down payment to enter into the program and may be subject to lower limits on the total amount financed. The down payment will vary in accordance with the risk assessed. We update our risk assessments monthly based on payment trends and other qualitative factors in order to monitor the overall quality of our receivables. The credit quality of our customers is consistent throughout the periods presented.

Activity in the allowance for credit losses for the device installment plan receivables was as follows:

(dollars in millions)
Balance at January 1, 2015	$76
Bad debt expenses	662
Write-offs	(203)
Allowance related to receivables sold	(101)
Other	10

Balance at December 31, 2015	$444

Customers entering into device installment agreements prior to May 31, 2015 have the right to upgrade their device, subject to certain conditions, including making a stated portion of the required device payments and trading in their device. Generally, customers entering into device installment agreements on or after June 1, 2015 are required to repay all amounts due under their device installment agreement before being eligible to upgrade their device. However, certain devices are subject to promotions that allow customers to upgrade to a new device after paying down the minimum percentage of their device installment plan and trading in their device. When a customer is eligible to upgrade to a new device, we record a guarantee liability in accordance with our accounting policy. The gross guarantee liability related to the upgrade program, which was approximately $0.2 billion at December 31, 2015 and $0.7 billion at December 31, 2014, was primarily included in Other current liabilities on our consolidated balance sheets.

Sales of Wireless Device Installment Plan Receivables

Wireless Device Installment Plan Receivables Purchase Agreement

During the first quarter of 2015, we established a program (Receivables Purchase Agreement, or RPA) to sell from time to time, on an uncommitted basis, eligible device installment plan receivables to a group of primarily relationship banks (Purchasers). Under the program, we transfer the eligible receivables to wholly-owned subsidiaries that are bankruptcy remote special purpose entities (Sellers or SPEs). The Sellers then sell the receivables to the Purchasers for upfront cash proceeds and additional consideration upon settlement of the receivables (the deferred purchase price). The receivables sold under the program are no longer considered assets of Verizon. We continue to bill and collect on the receivables in exchange for a monthly servicing fee, which is not material. Eligible receivables under the RPA exclude device installment plans where a customer was required to provide a down payment.

Revolving Sale of Wireless Device Installment Plan Receivables

During the fourth quarter of 2015, we entered into a one-year uncommitted facility to sell eligible device installment plan receivables on a revolving basis (Revolving Program), subject to a maximum funding limit, to the Purchasers. Sales of eligible receivables by the Sellers, once initiated, generally occur and are settled on a monthly basis. The receivables sold under the Revolving Program are no longer considered assets of Verizon. We continue to bill and collect on the receivables in exchange for a monthly servicing fee, which is not material. Customer installment payments will be available to purchase eligible installment plan receivables originated over the facility’s term. Eligible receivables under the Revolving Program exclude device installment plans where a customer was required to provide a down payment.

The sales of receivables under the RPA and Revolving Program did not have a material impact on our consolidated statements of income. The cash proceeds received from the Purchasers are recorded within Cash flows provided by operating activities on our consolidated statement of cash flows.

The following table provides a summary of device installment receivables sold under the RPA and the Revolving Program during the year ended December 31, 2015:

(dollars in millions)	RPA	Revolving Program	Total
Device installment plan receivables sold, net (1)	$6,093	$3,270	$9,363
Cash proceeds received (2)	4,502	2,738	7,240
Deferred purchase price recorded	1,690	532	2,222

(1)	Device installment plan receivables net of allowances, imputed interest and the device trade-in right.
(2)	As of December 31, 2015, cash proceeds received, net of remittances, were $5.9 billion.

Variable Interest Entities

Under both the RPA and the Revolving Program, the SPE’s sole business consists of the acquisition of the receivables from Verizon and the resale of the receivables to the Purchasers. The assets of the SPEs are not available to be used to satisfy obligations of any Verizon entities other than the Sellers. We determined that the SPEs are VIEs as they lack sufficient equity to finance their activities. Given that we have the power to direct the activities of the SPEs that most significantly impact the SPE’s economic performance, we are deemed to be the primary beneficiary of the SPEs. As a result, we consolidate the assets and liabilities of the SPEs into our consolidated financial statements.

Deferred Purchase Price

Under both the RPA and the Revolving Program, the deferred purchase price was initially recorded at fair value, based on the remaining installment amounts expected to be collected, adjusted, as applicable, for the time value of money and by the timing and estimated value of the device trade-in. The estimated value of the device trade-in considers prices expected to be offered to us by independent third parties. This estimate contemplates changes in value after the launch of a device. The fair value measurements are considered to be Level 3 measurements within the fair value hierarchy. The collection of the deferred purchase price is contingent on collections from customers. At December 31, 2015, our deferred purchase price receivable was $2.2 billion, which is held by the SPEs and is included within Other assets on our consolidated balance sheet.

Continuing Involvement

Verizon has continuing involvement with the sold receivables as it services the receivables. We continue to service the customer and their related receivables, including facilitating customer payment collection, in exchange for a monthly servicing fee. While servicing the receivables, the same policies and procedures are applied to the sold receivables that apply to owned receivables, and we continue to maintain normal relationships with our customers. The credit quality of the customers we continue to service is consistent throughout the periods presented. During the year ended December 31, 2015, we have collected and remitted approximately $1.3 billion, net of fees, of which an immaterial amount was returned as deferred purchase price. During the year ended December 31, 2015, credit losses on receivables sold were an immaterial amount.

In addition, we have continuing involvement related to the sold receivables as we may be responsible for absorbing additional credit losses pursuant to the agreements. The Company’s maximum exposure to loss related to the involvement with the SPEs is limited to the amount of the deferred purchase price, which was $2.2 billion as of December 31, 2015. The maximum exposure to loss represents an estimated loss that would be incurred under severe, hypothetical circumstances whereby the Company would not receive the portion of the proceeds withheld by the Purchasers. As we believe the probability of these circumstances occurring is remote, the maximum exposure to loss is not an indication of the Company’s expected loss.

Note 9

Fair Value Measurements and Financial Instruments

Recurring Fair Value Measurements

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2015:

			(dollars in millions)
	Level 1(1)	Level 2(2)	Level 3(3)	Total
Assets:
Short-term investments:
Equity securities	$265	$–	$–	$265
Fixed income securities	–	85	–	85
Other current assets:
Fixed income securities	250	–	–	250
Other assets:
Fixed income securities	–	928	–	928
Interest rate swaps	–	128	–	128
Net investment hedges	–	13	–	13
Cross currency swaps	–	1	–	1

Total	$515	$1,155	$–	$1,670

Liabilities:
Other liabilities:
Interest rate swaps	$–	$19	$–	$19
Cross currency swaps	–	1,638	–	1,638
Forward interest rate swaps	–	24	–	24

Total	$–	$1,681	$–	$1,681

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

We recognize transfers between levels of the fair value hierarchy as of the end of the reporting period. There were no transfers within the fair value hierarchy during 2015.

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

			(dollars in millions)
At December 31,		2015		2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Short- and long-term debt, excluding capital leases	$109,237	$118,216	$112,755	$126,549

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

During the third quarter of 2015, we entered into interest rate swaps with a total notional value of $3.2 billion. During the fourth quarter of 2015, we entered into interest rate swaps with a total notional value of $2.6 billion. At December 31, 2015 and 2014, the total notional amount of the interest rate swaps was $7.6 billion and $1.8 billion, respectively. The fair value of these contracts was $0.1 billion at December 31, 2015 and was not material at December 31, 2014. The ineffective portion of these interest rate swaps was not material at December 31, 2015 and 2014.

Forward Interest Rate Swaps

In order to manage our exposure to future interest rate changes, we have entered into forward interest rate swaps. We designated these contracts as cash flow hedges. At December 31, 2014, these swaps had a notional value of $2.0 billion. The fair value of these contracts was $0.2 billion at December 31, 2014, which was included within Other liabilities on our consolidated balance sheet. During the third quarter of 2015, we settled these forward interest rate swaps and the pre-tax loss was not material. During the third quarter of 2015, we entered into forward interest rate swaps with a total notional value of $0.8 billion. The fair value of these contracts was not material at December 31, 2015.

Cross Currency Swaps

Verizon Wireless previously entered into cross currency swaps designated as cash flow hedges to exchange approximately $1.6 billion of British Pound Sterling and Euro-denominated debt into U.S. dollars and to fix our future interest and principal payments in U.S. dollars, as well as to mitigate the impact of foreign currency transaction gains or losses. In June 2014, we settled $0.8 billion of these cross currency swaps and the gains with respect to these swaps were not material. In December 2015, we settled $0.6 billion of these cross currency swaps on maturity.

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

A portion of the gains and losses recognized in Other comprehensive income was reclassified to Other income and (expense), net to offset the related pre-tax foreign currency transaction gain or loss on the underlying debt obligations. The fair value of the outstanding swaps was $1.6 billion and $0.6 billion, which was primarily included within Other liabilities on our consolidated balance sheets at December 31, 2015 and 2014, respectively. At December 31, 2015, the total notional amount of the cross currency swaps was $9.7 billion. During 2015 and 2014, a pre-tax loss of $1.2 billion and a pre-tax loss of $0.1 billion, respectively, was recognized in Other comprehensive income with respect to these swaps.

Net Investment Hedges

We entered into foreign currency forward contracts that are designated as net investment hedges to mitigate foreign exchange exposure related to non-U.S. dollar net investments in certain foreign subsidiaries against changes in foreign exchange rates. During the third quarter of 2015, we entered into net investment hedges with a total notional value of $0.9 billion with the contract tenor maturing in 2018. The fair value of these contracts was not material at December 31, 2015.

Concentrations of Credit Risk

Financial instruments that subject us to concentrations of credit risk consist primarily of temporary cash investments, short-term and long-term investments, trade receivables, certain notes receivable, including lease receivables, and derivative contracts. Our policy is to deposit our temporary cash investments with major financial institutions. Counterparties to our derivative contracts are also major financial institutions with whom we have negotiated derivatives agreements (ISDA master agreement) and credit support annex agreements which provide rules for collateral exchange. We generally apply collateralized arrangements with our counterparties for uncleared derivatives to mitigate credit risk. At December 31, 2015 and 2014, we posted collateral of approximately $0.1 billion and $0.6 billion, respectively, related to derivative contracts under collateral exchange arrangements, which were recorded as Prepaid expenses and other in our consolidated balance sheets. During the first and second quarters of 2015, we paid an immaterial amount of cash to enter into amendments to certain collateral exchange arrangements. These amendments suspend cash collateral posting for a specified period of time by both counterparties. We may enter into swaps on an uncollateralized basis in certain circumstances. While we may be exposed to credit losses due to the nonperformance of our counterparties, we consider the risk remote and do not expect the settlement of these transactions to have a material effect on our results of operations or financial condition.

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

The following table summarizes Verizon’s Restricted Stock Unit and Performance Stock Unit activity:

(shares in thousands)	Restricted Stock Units	Performance Stock Units
Outstanding January 1, 2013	18,669	39,463
Granted	4,950	7,470
Payments	(7,246)	(22,703)
Cancelled/Forfeited	(180)	(506)

Outstanding December 31, 2013	16,193	23,724
Granted	5,278	7,359
Payments	(6,202)	(9,153)
Cancelled/Forfeited	(262)	(1,964)

Outstanding December 31, 2014	15,007	19,966
Granted	4,958	7,044
Payments	(5,911)	(6,732)
Cancelled/Forfeited	(151)	(3,075)

Outstanding December 31, 2015	13,903	17,203

As of December 31, 2015, unrecognized compensation expense related to the unvested portion of Verizon’s RSUs and PSUs was approximately $0.3 billion and is expected to be recognized over approximately two years.

The RSUs granted in 2015 and 2014 have weighted-average grant date fair values of $48.15 and $47.23 per unit, respectively. During 2015, 2014 and 2013, we paid $0.4 billion, $0.6 billion and $1.1 billion, respectively, to settle RSUs and PSUs classified as liability awards.

Verizon Wireless’ Long-Term Incentive Plan

The Verizon Wireless Long-Term Incentive Plan (the Wireless Plan) provided compensation opportunities to eligible employees of Verizon Wireless (the Partnership). Under the Wireless Plan, Value Appreciation Rights (VARs) were granted to eligible employees. We have not granted new VARs since 2004. As of December 31, 2015, there are no VARs that remain outstanding.

Stock-Based Compensation Expense

After-tax compensation expense for stock-based compensation related to RSUs, PSUs and VARs described above included in Net income attributable to Verizon was $0.3 billion, $0.3 billion and $0.4 billion for 2015, 2014 and 2013, respectively.

Stock Options

The Plan provides for grants of stock options to participants at an option price per share of no less than 100% of the fair market value of Verizon common stock on the date of grant. Each grant has a 10-year life, vesting equally over a three-year period, starting at the date of the grant. We have not granted new stock options since 2004. As of December 31, 2015, there are no stock options that remain outstanding.

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

Obligations and Funded Status

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2015	2014	2015	2014
Change in Benefit Obligations
Beginning of year	$25,320	$23,032	$27,097	$23,042
Service cost	374	327	324	258
Interest cost	969	1,035	1,117	1,107
Plan amendments	–	(89)	(45)	(412)
Actuarial (gain) loss, net	(1,361)	2,977	(2,733)	4,645
Benefits paid	(971)	(1,566)	(1,370)	(1,543)
Curtailment and termination benefits	–	11	–	–
Settlements paid	(2,315)	(407)	–	–
Reclassifications (Note 2)	–	–	(167)	–

End of year	$22,016	$25,320	$24,223	$27,097

Change in Plan Assets
Beginning of year	$18,548	$17,111	$2,435	$3,053
Actual return on plan assets	118	1,778	28	193
Company contributions	744	1,632	667	732
Benefits paid	(971)	(1,566)	(1,370)	(1,543)
Settlements paid	(2,315)	(407)	–	–

End of year	$16,124	$18,548	$1,760	$2,435

Funded Status

End of year	$(5,892)	$(6,772)	$(22,463)	$(24,662)

We reclassified $0.2 billion to Non-current liabilities related to assets held for sale as a result of our agreement to sell our local exchange business and related landline activities in California, Florida and Texas to Frontier (see Note 2 for additional details).

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2015	2014	2015	2014
Amounts recognized on the balance sheet
Noncurrent assets	$349	$337	$–	$–
Current liabilities	(93)	(122)	(695)	(528)
Noncurrent liabilities	(6,148)	(6,987)	(21,768)	(24,134)

Total	$(5,892)	$(6,772)	$(22,463)	$(24,662)

Amounts recognized in Accumulated Other Comprehensive Income (Pre-tax)
Prior Service Benefit (Cost)	$(51)	$(56)	$(2,038)	$(2,280)

Total	$(51)	$(56)	$(2,038)	$(2,280)

The accumulated benefit obligation for all defined benefit pension plans was $22.0 billion and $25.3 billion at December 31, 2015 and 2014, respectively.

Information for pension plans with an accumulated benefit obligation in excess of plan assets follows:

	(dollars in millions)
At December 31,	2015	2014
Projected benefit obligation	$21,694	$24,919
Accumulated benefit obligation	21,636	24,851
Fair value of plan assets	15,452	17,810

Net Periodic Cost

The following table summarizes the benefit (income) cost related to our pension and postretirement health care and life insurance plans:

				(dollars in millions)
	Pension			Health Care and Life
Years Ended December 31,	2015	2014	2013	2015	2014	2013
Service cost	$374	$327	$395	$324	$258	$318
Amortization of prior service cost (credit)	(5)	(8)	6	(287)	(253)	(247)
Expected return on plan assets	(1,270)	(1,181)	(1,245)	(101)	(161)	(143)
Interest cost	969	1,035	1,002	1,117	1,107	1,095
Remeasurement (gain) loss, net	(209)	2,380	(2,470)	(2,659)	4,615	(3,989)

Net periodic benefit (income) cost	(141)	2,553	(2,312)	(1,606)	5,566	(2,966)
Curtailment and termination benefits	–	11	4	–	–	–

Total	$(141)	$2,564	$(2,308)	$(1,606)	$5,566	$(2,966)

Other pre-tax changes in plan assets and benefit obligations recognized in other comprehensive (income) loss are as follows:

			(dollars in millions)
	Pension		Health Care and Life
At December 31,	2015	2014	2015	2014
Prior service cost	$–	$(89)	$(45)	$(413)
Reversal of amortization items
Prior service cost	5	8	287	253

Total recognized in other comprehensive (income) loss (pre-tax)	$5	$(81)	$242	$(160)

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

Assumptions

The weighted-average assumptions used in determining benefit obligations follow:

		Pension	Health Care and Life
At December 31,	2015	2014	2015	2014
Discount Rate	4.60%	4.20%	4.60%	4.20%
Rate of compensation increases	3.00	3.00	N/A	N/A

The weighted-average assumptions used in determining net periodic cost follow:

	Pension			Health Care and Life
At December 31,	2015	2014	2013	2015	2014	2013
Discount Rate	4.20%	5.00%	4.20%	4.20%	5.00%	4.20%
Expected return on plan assets	7.25	7.25	7.50	4.80	5.50	5.60
Rate of compensation increases	3.00	3.00	3.00	N/A	N/A	N/A

Effective January 1, 2016, we changed the method we use to estimate the interest component of net periodic benefit cost for pension and other postretirement benefits. Historically, we estimated the interest cost component utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the period. We have elected to utilize a full yield curve approach in the estimation of interest cost by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We have made this change to provide a more precise measurement of interest cost by improving the correlation between projected benefit cash flows to the corresponding spot yield curve rates. We will account for this change as a change in accounting estimate and accordingly will account for it prospectively. We estimate the impact of this change on our consolidated GAAP results for the first quarter of 2016 will be a reduction of the interest cost component of net periodic benefit cost and an increase to Net income by approximately $0.1 billion. However, at this time the estimated impact of this change on the remaining 2016 interim periods and for annual 2016 results cannot be reasonably estimated because it is possible that in the future there may be changes to underlying assumptions, including an interim remeasurement of our benefit obligations, which could result in different estimates. The use of the full yield curve approach does not impact how we measure our total benefit obligations at year end or our annual net periodic benefit cost as any change in the interest cost component is completely offset by the actuarial gain or loss measured at year end which is immediately recognized in the income statement. Accordingly, this change in estimate will not impact our income from continuing operations, net income or earnings per share as measured on an annual basis.

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

The assumed health care cost trend rates follow:

	Health Care and Life
At December 31,	2015	2014	2013
Healthcare cost trend rate assumed for next year	6.00%	6.50%	6.50%
Rate to which cost trend rate gradually declines	4.50	4.75	4.75
Year the rate reaches the level it is assumed to remain thereafter	2024	2022	2020

A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	(dollars in millions)
One-Percentage Point	Increase	Decrease
Effect on 2015 service and interest cost	$249	$(194)
Effect on postretirement benefit obligation as of December 31, 2015	3,074	(2,516)

Plan Assets

The company’s overall investment strategy is to achieve a mix of assets which allows us to meet projected benefit payments while taking into consideration risk and return. While target allocation percentages will vary over time, the current target allocation for plan assets is designed so that 65% of the assets have the objective of achieving a return in excess of the growth in liabilities (comprised of public equities, private equities, real estate, hedge funds and emerging debt) and 35% of the assets are invested as liability hedging assets (where cash flows from investments better match projected benefit payments, typically longer duration fixed income). This allocation will shift as funded status improves to a higher allocation of liability hedging assets. Target policies will be revisited periodically to ensure they are in line with fund objectives. Both active and passive management approaches are used depending on perceived market efficiencies and various other factors. Due to our diversification and risk control processes, there are no significant concentrations of risk, in terms of sector, industry, geography or company names.

Pension and healthcare and life plans assets do not include significant amounts of Verizon common stock.

Pension Plans

The fair values for the pension plans by asset category at December 31, 2015 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,459	$1,375	$84	$–
Equity securities	3,216	2,313	900	3
Fixed income securities
U.S. Treasuries and agencies	1,264	884	380	–
Corporate bonds	3,024	194	2,702	128
International bonds	713	34	659	20
Other	3	–	3	–
Real estate	1,670	–	39	1,631
Other
Private equity	2,988	–	–	2,988
Hedge funds	1,787	–	730	1,057

Total	$16,124	$4,800	$5,497	$5,827

The fair values for the pension plans by asset category at December 31, 2014 are as follows:

	(dollars in millions)
Asset Category	Total	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,983	$1,814	$169	$–
Equity securities	4,339	2,952	1,277	110
Fixed income securities
U.S. Treasuries and agencies	1,257	830	427	–
Corporate bonds	2,882	264	2,506	112
International bonds	582	39	524	19
Other	3	–	3	–
Real estate	1,792	–	–	1,792
Other
Private equity	3,748	–	204	3,544
Hedge funds	1,962	–	1,164	798

Total	$18,548	$5,899	$6,274	$6,375

The following is a reconciliation of the beginning and ending balance of pension plan assets that are measured at fair value using significant unobservable inputs:

						(dollars in millions)
	Equity Securities	Corporate Bonds	International Bonds	Real Estate	Private Equity	Hedge Funds	Total
Balance at January 1, 2014	$–	$162	$–	$1,784	$3,942	$1,196	$7,084
Actual gain (loss) on plan assets	(1)	5	–	42	73	33	152
Purchases and sales	106	(50)	8	(34)	(471)	144	(297)
Transfers in (out)	5	(5)	11	–	–	(575)	(564)

Balance at December 31, 2014	$110	$112	$19	$1,792	$3,544	$798	$6,375
Actual gain (loss) on plan assets	1	4	(3)	132	63	12	209
Purchases and sales	16	18	5	(259)	(619)	324	(515)
Transfers in (out)	(124)	(6)	(1)	(34)	–	(77)	(242)

Balance at December 31, 2015	$3	$128	$20	$1,631	$2,988	$1,057	$5,827

Health Care and Life Plans The fair values for the other postretirement benefit plans by asset category at December 31, 2015 are as follows:
				(dollars in millions)
Asset Category				Total	Level 1	Level 2	Level 3
Cash and cash equivalents				$162	$8	$154	$–
Equity securities				974	752	222	–
Fixed income securities
U.S. Treasuries and agencies				21	18	3	–
Corporate bonds				524	133	391	–
International bonds				79	19	60	–
Other				–	–	–	–

Total				$1,760	$930	$830	$–

The fair values for the other postretirement benefit plans by asset category at December 31, 2014 are as follows:
				(dollars in millions)
Asset Category				Total	Level 1	Level 2	Level 3
Cash and cash equivalents				$208	$6	$202	$–
Equity securities				1,434	1,172	262	–
Fixed income securities
U.S. Treasuries and agencies				105	98	7	–
Corporate bonds				461	119	296	46
International bonds				111	14	97	–
Other				116	–	116	–

Total				$2,435	$1,409	$980	$46

The following is a reconciliation of the beginning and ending balance of the other postretirement benefit plans assets that are measured at fair value using significant unobservable inputs:

	(dollars in millions)
	Corporate Bonds	Total
Balance at December 31, 2013	$–	$–
Actual gain on plan assets	1	1
Purchases and sales	45	45

Balance at December 31, 2014	$46	$46
Transfers in (out)	(46)	(46)

Balance at December 31, 2015	$–	$–

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

Equity securities are investments in common stock of domestic and international corporations in a variety of industry sectors, and are valued primarily using quoted market prices at the end of the reporting period or other valuation methods based on observable inputs, and thus are classified as Level 1 or Level 2. Investments not traded on a national securities exchange use other valuation methods such as pricing models or quoted prices of securities with similar characteristics depending upon market activity and availability of quoted market prices, and thus are classified as Level 3.

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

Commingled funds, included within the Cash and cash equivalents, Equity securities, Fixed income securities and Real estate investment asset categories, are typically valued at net asset value (NAV) provided by the fund administrator. NAV is the redemption value of the units held at year end. As a practical expedient, management has determined that NAV approximates fair value. These assets are categorized as Level 2 or Level 3 depending upon liquidity.

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

Hedge fund investments include those seeking to maximize absolute returns using a broad range of strategies to enhance returns and provide additional diversification. The fair values of hedge funds are estimated using the NAV of the investments as a practical expedient. Investments of this type for which Verizon has the ability to fully redeem at NAV within the near term are classified within Level 2. Investments that cannot be redeemed in the near term are classified within Level 3.

Employer Contributions

In 2015, we contributed $0.7 billion to our qualified pension plans, $0.1 billion to our nonqualified pension plans and $0.9 billion to our other postretirement benefit plans. We anticipate a minimum contribution of $0.6 billion to our qualified pension plans in 2016. Nonqualified pension plans contributions are estimated to be $0.1 billion and contributions to our other postretirement benefit plans are estimated to be $0.9 billion in 2016.

Estimated Future Benefit Payments

The benefit payments to retirees are expected to be paid as follows:

		(dollars in millions)
Year	Pension Benefits	Health Care and Life
2016	$1,906	$1,390
2017	1,757	1,390
2018	1,441	1,384
2019	1,391	1,354
2020	1,371	1,349
2021-2025	6,699	6,889

Savings Plan and Employee Stock Ownership Plans

We maintain four leveraged employee stock ownership plans (ESOP). We match a certain percentage of eligible employee contributions to the savings plans with shares of our common stock from this ESOP. At December 31, 2015, the number of allocated shares of common stock in this ESOP was 57 million. There were no unallocated shares of common stock in this ESOP at December 31, 2015. All leveraged ESOP shares are included in earnings per share computations.

Total savings plan costs were $0.9 billion in 2015, $0.9 billion in 2014 and $1.0 billion in 2013.

Severance Benefits

The following table provides an analysis of our actuarially determined severance liability recorded in accordance with the accounting standard regarding employers’ accounting for postemployment benefits:

				(dollars in millions)
Year	Beginning of Year	Charged to Expense	Payments	Other	End of Year
2013	$1,010	$134	$(381)	$(6)	$757
2014	757	531	(406)	(7)	875
2015	875	551	(619)	(7)	800

Severance, Pension and Benefit (Credits) Charges

During 2015, we recorded net pre-tax severance, pension and benefit credits of approximately $2.3 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2014 to a weighted-average of 4.6% at December 31, 2015 ($2.5 billion), the execution of a new prescription drug contract during 2015 ($1.0 billion) and a change in mortality assumptions primarily driven by the use of updated actuarial tables (MP-2015) issued by the Society of Actuaries ($0.9 billion), partially offset by the difference between our estimated return on assets of 7.25% at December 31, 2014 and our actual return on assets of 0.7% at December 31, 2015 ($1.2 billion), severance costs recorded under our existing separation plans ($0.6 billion) and other assumption adjustments ($0.3 billion).

During 2014, we recorded net pre-tax severance, pension and benefit charges of approximately $7.5 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The charges were primarily driven by a decrease in our discount rate assumption used to determine the current year liabilities from a weighted-average of 5.0% at December 31, 2013 to a weighted-average of 4.2% at December 31, 2014 ($5.2 billion), a change in mortality assumptions primarily driven by the use of updated actuarial tables (RP-2014 and MP-2014) issued by the Society of Actuaries in October 2014 ($1.8 billion) and revisions to the retirement assumptions for participants and other assumption adjustments, partially offset by the difference between our estimated return on assets of 7.25% and our actual return on assets of 10.5% ($0.6 billion). As part of this charge, we recorded severance costs of $0.5 billion under our existing separation plans.

During 2013, we recorded net pre-tax severance, pension and benefit credits of approximately $6.2 billion primarily for our pension and postretirement plans in accordance with our accounting policy to recognize actuarial gains and losses in the year in which they occur. The credits were primarily driven by an increase in our discount rate assumption used to determine the current year liabilities from a weighted-average of 4.2% at December 31, 2012 to a weighted-average of 5.0% at December 31, 2013 ($4.3 billion), lower than assumed retiree medical costs and other assumption adjustments ($1.4 billion) and the difference between our estimated return on assets of 7.5% at December 31, 2012 and our actual return on assets of 8.6% at December 31, 2013 ($0.5 billion).

Note 12

Taxes

The components of income before provision for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Domestic	$27,639	$12,992	$28,833
Foreign	601	2,278	444

Total	$28,240	$15,270	$29,277

The components of the provision for income taxes are as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Current
Federal	$5,476	$2,657	$(197)
Foreign	70	81	(59)
State and Local	803	668	201

Total	6,349	3,406	(55)

Deferred
Federal	3,377	(51)	5,060
Foreign	9	(9)	8
State and Local	130	(32)	717

Total	3,516	(92)	5,785

Total income tax provision	$9,865	$3,314	$5,730

The following table shows the principal reasons for the difference between the effective income tax rate and the statutory federal income tax rate:

Years Ended December 31,	2015	2014	2013
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income tax rate, net of federal tax benefits	2.1	2.7	2.1
Affordable housing credit	(0.5)	(1.0)	(0.6)
Employee benefits including ESOP dividend	(0.4)	(0.7)	(0.4)
Disposition of Omnitel Interest	–	(5.9)	–
Noncontrolling interests	(0.5)	(5.0)	(14.3)
Other, net	(0.8)	(3.4)	(2.2)

Effective income tax rate	34.9%	21.7%	19.6%

The effective income tax rate for 2015 was 34.9% compared to 21.7% for 2014. The increase in the effective income tax rate and provision for income taxes was primarily due to the impact of higher income before income taxes due to severance, pension and benefit credits recorded in 2015 compared to severance, pension and benefit charges recorded in 2014, as well as tax benefits associated with the utilization of certain tax credits in connection with the Omnitel Transaction in 2014.

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

The amounts of cash taxes paid are as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Income taxes, net of amounts refunded	$5,293	$4,093	$422
Employment taxes	1,284	1,290	1,282
Property and other taxes	1,868	1,797	2,082

Total	$8,445	$7,180	$3,786

Deferred taxes arise because of differences in the book and tax bases of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	(dollars in millions)
At December 31,	2015	2014
Employee benefits	$12,220	$13,350
Tax loss and credit carry forwards	4,099	2,255
Other - assets	2,504	2,247

	18,823	17,852
Valuation allowances	(3,414)	(1,841)

Deferred tax assets	15,409	16,011

Spectrum and other intangible amortization	29,945	28,283
Depreciation	24,725	23,423
Other - liabilities	6,125	5,754

Deferred tax liabilities	60,795	57,460

Net deferred tax liability	$45,386	$41,449

At December 31, 2015, undistributed earnings of our foreign subsidiaries indefinitely invested outside the United States amounted to approximately $1.8 billion. The majority of Verizon’s cash flow is generated from domestic operations and we are not dependent on foreign cash or earnings to meet our funding requirements, nor do we intend to repatriate these undistributed foreign earnings to fund U.S. operations. Furthermore, a portion of these undistributed earnings represent amounts that legally must be kept in reserve in accordance with certain foreign jurisdictional requirements and are unavailable for distribution or repatriation. As a result, we have not provided U.S. deferred taxes on these undistributed earnings because we intend that they will remain indefinitely reinvested outside of the United States and therefore unavailable for use in funding U.S. operations. Determination of the amount of unrecognized deferred taxes related to these undistributed earnings is not practicable.

At December 31, 2015, we had net after-tax loss and credit carry forwards for income tax purposes of approximately $4.1 billion that primarily relate to state and foreign tax losses. Of these net after-tax loss and credit carry forwards, approximately $2.5 billion will expire between 2016 and 2035 and approximately $1.6 billion may be carried forward indefinitely.

During 2015, the valuation allowance increased approximately $1.6 billion primarily as a result of the acquisition of AOL. The balance of the valuation allowance at December 31, 2015 and the 2015 activity is primarily related to state and foreign tax losses.

Unrecognized Tax Benefits

A reconciliation of the beginning and ending balance of unrecognized tax benefits is as follows:

		(dollars in millions)
	2015	2014	2013
Balance at January 1,	$1,823	$2,130	$2,943
Additions based on tax positions related to the current year	194	80	116
Additions for tax positions of prior years	330	627	250
Reductions for tax positions of prior years	(412)	(278)	(801)
Settlements	(79)	(239)	(210)
Lapses of statutes of limitations	(221)	(497)	(168)

Balance at December 31,	$1,635	$1,823	$2,130

Included in the total unrecognized tax benefits at December 31, 2015, 2014 and 2013 is $1.2 billion, $1.3 billion and $1.4 billion, respectively, that if recognized, would favorably affect the effective income tax rate.

We recognized the following net after-tax benefits related to interest and penalties in the provision for income taxes:

Years Ended December 31,	(dollars in millions)
2015	$43
2014	92
2013	33

The after-tax accruals for the payment of interest and penalties in the consolidated balance sheets are as follows:

At December 31,	(dollars in millions)
2015	$125
2014	169

The decrease in unrecognized tax benefits was primarily due to an internal restructure that eliminated certain state unrecognized tax benefits and the expiration of the statute of limitations in various jurisdictions, partially offset by an increase in unrecognized tax benefits related to the acquisition of AOL.

Verizon and/or its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state, local and foreign jurisdictions. As a large taxpayer, we are under audit by the IRS and multiple state and foreign jurisdictions for various open tax years. The IRS is currently examining the Company’s U.S. income tax returns for tax years 2010-2012, Cellco Partnership’s U.S. income tax returns for tax years 2013-2014, and AOL’s U.S. income tax returns for tax years 2011-2012. Tax controversies are ongoing for tax years as early as 2006. The amount of the liability for unrecognized tax benefits will change in the next twelve months due to the expiration of the statute of limitations in various jurisdictions and it is reasonably possible that various current tax examinations will conclude or require reevaluations of the Company’s tax positions during this period. An estimate of the range of the possible change cannot be made until these tax matters are further developed or resolved.

Note 13

Segment Information

Reportable Segments

We have two reportable segments, Wireless and Wireline, which we operate and manage as strategic business units and organize by products and services. We measure and evaluate our reportable segments based on segment operating income, consistent with the chief operating decision maker’s assessment of segment performance.

Corporate and other includes the operations of AOL and related businesses, unallocated corporate expenses, the results of other businesses, such as our investments in unconsolidated businesses, pension and other employee benefit related costs and lease financing. Effective January 1, 2014, we have also reclassified the results of certain businesses, such as development stage businesses that support our strategic initiatives, from our Wireline segment to Corporate and other. The impact of this reclassification was not material to our consolidated financial statements or our segment results of operations. Corporate and other also includes the historical results of divested operations and other adjustments and gains and losses that are not allocated in assessing segment performance due to their non-operational nature. Although such transactions are excluded from the business segment results, they are included in reported consolidated earnings. Gains and losses that are not individually significant are included in all segment results as these items are included in the chief operating decision maker’s assessment of segment performance.

On July 1, 2014, our Wireline segment sold a non-strategic business (see Note 2). Accordingly, the historical Wireline results for these operations have been reclassified to Corporate and other to reflect comparable segment operating results.

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

The following table provides operating financial information for our two reportable segments:

	(dollars in millions)
2015	Wireless	Wireline	Total Segments
External Operating Revenues
Service revenue	$70,305	$–	$70,305
Equipment	16,924	–	16,924
Other	4,294	–	4,294

Consumer retail	–	16,123	16,123
Small business	–	2,350	2,350

Mass Markets	–	18,473	18,473

Strategic services	–	8,164	8,164
Core	–	4,777	4,777

Global Enterprise	–	12,941	12,941

Global Wholesale	–	4,958	4,958
Other	–	322	322
Intersegment revenues	157	1,026	1,183

Total operating revenues	91,680	37,720	129,400

Cost of services	7,803	20,878	28,681
Wireless cost of equipment	23,119	–	23,119
Selling, general and administrative expense	21,805	7,989	29,794
Depreciation and amortization expense	8,980	6,678	15,658

Total operating expenses	61,707	35,545	97,252

Operating income	$29,973	$2,175	$32,148

Assets	$185,406	$78,316	$263,722
Plant, property and equipment, net	40,911	41,044	81,955
Capital expenditures	11,725	5,049	16,774

	(dollars in millions)
2014	Wireless	Wireline	Total Segments
External Operating Revenues
Service revenue	$72,555	$–	$72,555
Equipment	10,957	–	10,957
Other	4,021	–	4,021

Consumer retail	–	15,583	15,583
Small business	–	2,464	2,464

Mass Markets	–	18,047	18,047

Strategic services	–	8,316	8,316
Core	–	5,323	5,323

Global Enterprise	–	13,639	13,639

Global Wholesale	–	5,207	5,207
Other	–	529	529
Intersegment revenues	113	1,007	1,120

Total operating revenues	87,646	38,429	126,075

Cost of services	7,200	21,332	28,532
Wireless cost of equipment	21,625	–	21,625
Selling, general and administrative expense	23,602	8,180	31,782
Depreciation and amortization expense	8,459	7,882	16,341

Total operating expenses	60,886	37,394	98,280

Operating income	$26,760	$1,035	$27,795

Assets	$160,333	$76,640	$236,973
Plant, property and equipment, net	38,276	50,318	88,594
Capital expenditures	10,515	5,750	16,265

	(dollars in millions)
2013	Wireless	Wireline	Total Segments
External Operating Revenues
Service revenue	$68,973	$–	$68,973
Equipment	8,096	–	8,096
Other	3,851	–	3,851

Consumer retail	–	14,842	14,842
Small business	–	2,537	2,537

Mass Markets	–	17,379	17,379

Strategic services	–	8,129	8,129
Core	–	6,002	6,002

Global Enterprise	–	14,131	14,131

Global Wholesale	–	5,549	5,549
Other	–	502	502
Intersegment revenues	103	1,063	1,166

Total operating revenues	81,023	38,624	119,647

Cost of services	7,295	21,396	28,691
Wireless cost of equipment	16,353	–	16,353
Selling, general and administrative expense	23,176	8,571	31,747
Depreciation and amortization expense	8,202	8,327	16,529

Total operating expenses	55,026	38,294	93,320

Operating income	$25,997	$330	$26,327

Assets	$146,363	$84,524	$230,887
Plant, property and equipment, net	35,932	51,885	87,817
Capital expenditures	9,425	6,229	15,654

Reconciliation to Consolidated Financial Information

A reconciliation of the reportable segment operating revenues to consolidated operating revenues is as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Operating Revenues
Total reportable segments	$129,400	$126,075	$119,647
Corporate and other	3,444	1,888	1,514
Reconciling items:
Impact of divested operations (Note 2)	–	256	599
Eliminations	(1,224)	(1,140)	(1,210)

Consolidated operating revenues	$131,620	$127,079	$120,550

Fios revenues are included within our Wireline segment and amounted to approximately $13.8 billion, $12.7 billion, and $11.2 billion for the years ended December 31, 2015, 2014, and 2013, respectively.

A reconciliation of the total of the reportable segments’ operating income to consolidated Income before provision for income taxes is as follows:

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Operating Income
Total reportable segments	$32,148	$27,795	$26,327
Corporate and other	(1,598)	(1,074)	(912)
Reconciling items:
Severance, pension and benefit credits (charges) (Note 11)	2,256	(7,507)	6,232
Gain on spectrum license transactions (Note 2)	254	707	278
Impact of divested operations (Note 2)	–	12	43
Other costs	–	(334)	–

Consolidated operating income	33,060	19,599	31,968
Equity in (losses) earnings of unconsolidated businesses	(86)	1,780	142
Other income and (expense), net	186	(1,194)	(166)
Interest expense	(4,920)	(4,915)	(2,667)

Income Before Provision for Income Taxes	$28,240	$15,270	$29,277

A reconciliation of the total of the reportable segments’ assets to consolidated assets is as follows:

	(dollars in millions)
At December 31,	2015	2014
Assets
Total reportable segments	$263,722	$236,973
Corporate and other	205,930	191,686
Eliminations	(225,012)	(196,043)

Total consolidated	$244,640	$232,616

We generally account for intersegment sales of products and services and asset transfers at arm’s length prices. No single customer accounted for more than 10% of our total operating revenues during the years ended December 31, 2015, 2014 and 2013. International operating revenues and long-lived assets are not significant.

Note 14

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting equity that, under U.S. GAAP, are excluded from net income. Significant changes in the components of Other comprehensive income, net of provision for income taxes are described below.

Accumulated Other Comprehensive Income

The changes in the balances of Accumulated other comprehensive income by component are as follows:

(dollars in millions)	Foreign currency translation adjustments	Unrealized loss on cash flow hedges	Unrealized loss on marketable securities	Defined benefit pension and postretirement plans	Total
Balance at January 1, 2015	$(346)	$(84)	$112	$1,429	$1,111
Other comprehensive loss	(208)	(1,063)	(5)	–	(1,276)
Amounts reclassified to net income	–	869	(6)	(148)	715

Net other comprehensive loss	(208)	(194)	(11)	(148)	(561)

Balance at December 31, 2015	$(554)	$(278)	$101	$1,281	$550

The amounts presented above in net other comprehensive loss are net of taxes and noncontrolling interests, which are not significant. For the year ended December 31, 2015, the amounts reclassified to net income related to defined benefit pension and postretirement plans in the table above are included in Cost of services and Selling, general and administrative expense on our consolidated statement of income. For the year ended December 31, 2015, all other amounts reclassified to net income in the table above are included in Other income and (expense), net on our consolidated statement of income.

Foreign Currency Translation Adjustments

The change in Foreign currency translation adjustments during 2015 was related to our non-U.S. dollar net investments in foreign subsidiaries. The change in Foreign currency translation adjustments during 2014 was primarily a result of the completion of the Omnitel transaction. The change in Foreign currency translation adjustments during 2013 was primarily related to our investment in Vodafone Omnitel N.V. which was driven by the movements of the U.S. dollar against the Euro.

Net Unrealized Gains (Losses) on Cash Flow Hedges

During 2014 and 2013, Unrealized gains (losses) on cash flow hedges included in Other comprehensive income (loss) attributable to noncontrolling interests primarily reflect activity related to cross currency swaps. Reclassification adjustments on cash flow hedges primarily reflect the reclassification to Other income and (expense), net of a portion of the unrealized gains and losses on cross currency swaps to offset related pre-tax foreign currency transaction gain or loss on the underlying debt obligations (see Note 9).

Net Unrealized Gains (Losses) on Marketable Securities

During 2015, 2014 and 2013, reclassification adjustments on marketable securities for gains (losses) realized in net income were not significant.

Defined Benefit Pension and Postretirement Plans

The change in Defined benefit pension and postretirement plans at December 31, 2015 and 2014, respectively, was not significant.

Note 15

Additional Financial Information

The tables that follow provide additional financial information related to our consolidated financial statements:

Income Statement Information

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Depreciation expense	$14,323	$14,966	$15,019
Interest costs on debt balances	5,504	5,291	3,421
Capitalized interest costs	(584)	(376)	(754)
Advertising expense	2,749	2,526	2,438

Balance Sheet Information

	(dollars in millions)
At December 31,	2015	2014
Accounts Payable and Accrued Liabilities
Accounts payable	$6,391	$5,598
Accrued expenses	5,281	4,016
Accrued vacation, salaries and wages	4,107	4,131
Interest payable	1,529	1,478
Taxes payable	2,054	1,457

	$19,362	$16,680

Other Current Liabilities
Advance billings and customer deposits	$2,969	$3,125
Dividends payable	2,323	2,307
Other	3,446	3,140

	$8,738	$8,572

Cash Flow Information

	(dollars in millions)
Years Ended December 31,	2015	2014	2013
Cash Paid
Interest, net of amounts capitalized	$4,491	$4,429	$2,122

During the year ended December 31, 2015, Verizon repurchased approximately 2.8 million shares of the Company’s common stock under our authorized share buyback program for approximately $0.1 billion. At December 31, 2015, the maximum number of shares that could be purchased by or on behalf of Verizon under our share buyback program was 97.2 million.

In addition to the previously authorized three-year share buyback program, in February 2015, the Verizon Board of Directors authorized Verizon to enter into an accelerated share repurchase (ASR) agreement to repurchase $5.0 billion of the Company’s common stock. On February 10, 2015, in exchange for an up-front payment totaling $5.0 billion, Verizon received an initial delivery of 86.2 million shares having a value of approximately $4.25 billion. On June 5, 2015, Verizon received an additional 15.4 million shares as final settlement of the transaction under the ASR agreement. In total, 101.6 million shares were delivered under the ASR at an average repurchase price of $49.21.

Common stock has been used from time to time to satisfy some of the funding requirements of employee and shareowner plans, including 22.6 million common shares issued from Treasury stock during the year ended December 31, 2015, which had an aggregate value of $0.9 billion.

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

Verizon is currently involved in approximately 60 federal district court actions alleging that Verizon is infringing various patents. Most of these cases are brought by non-practicing entities and effectively seek only monetary damages; a small number are brought by companies that have sold products and seek injunctive relief as well. These cases have progressed to various stages and a small number may go to trial in the coming 12 months if they are not otherwise resolved.

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

As of December 31, 2015, letters of credit totaling approximately $0.1 billion, which were executed in the normal course of business and support several financing arrangements and payment obligations to third parties, were outstanding.

We have several commitments primarily to purchase programming and network services, equipment, software, handsets and peripherals, and marketing activities, which will be used or sold in the ordinary course of business, from a variety of suppliers totaling $21.9 billion. Of this total amount, $8.4 billion is attributable to 2016, $9.2 billion is attributable to 2017 through 2018, $2.3 billion is attributable to 2019 through 2020 and $2.0 billion is attributable to years thereafter. These amounts do not represent our entire anticipated purchases in the future, but represent only those items that are the subject of contractual obligations. Our commitments are generally determined based on the noncancelable quantities or termination amounts. Purchases against our commitments for 2015 totaled approximately $10.2 billion. Since the commitments to purchase programming services from television networks and broadcast stations have no minimum volume requirement, we estimated our obligation based on number of subscribers at December 31, 2015, and applicable rates stipulated in the contracts in effect at that time. We also purchase products and services as needed with no firm commitment.

Note 17

Quarterly Financial Information (Unaudited)

	(dollars in millions, except per share amounts)

			Net Income (Loss) attributable to Verizon(1)
Quarter Ended	Operating Revenues	Operating Income (Loss)	Amount	Per Share- Basic	Per Share- Diluted	Net Income (Loss)
2015
March 31	$31,984	$7,960	$4,219	$1.03	$1.02	$4,338
June 30	32,224	7,821	4,231	1.04	1.04	4,353
September 30	33,158	7,535	4,038	.99	.99	4,171
December 31	34,254	9,744	5,391	1.32	1.32	5,513

2014
March 31	$30,818	$7,160	$3,947	$1.15	$1.15	$5,986
June 30	31,483	7,685	4,214	1.02	1.01	4,324
September 30	31,586	6,890	3,695	.89	.89	3,794
December 31	33,192	(2,136)	(2,231)	(.54)	(.54)	(2,148)

•	Results of operations for the third quarter of 2015 include after-tax charges attributable to Verizon of $0.2 billion related to a pension remeasurement.

•

Results of operations for the fourth quarter of 2015 include after-tax credits attributable to Verizon of $1.6 billion related to severance, pension and benefit credits, as well as after-tax credits attributable to Verizon of $0.2 billion related to a gain on spectrum license transactions.

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